As filed with the Securities and Exchange Commission on April 26, 2024
Securities Act Registration No. 333-271529
Investment Company Act Registration No. 811-23165

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-2
Registration Statement
under
the Securities Act of 1933	☒
Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 1	☒
and/or
Registration Statement
under
the Investment Company Act of 1940	☒
Amendment No. 29	☒

CION Ares Diversified Credit Fund
(Exact Name of Registrant as Specified in Declaration of Trust)

100 Park Avenue, 25th Floor
New York, NY 10017
(Address of Principal Executive Offices)
(212) 418-4700
(Registrant’s Telephone Number, including Area Code)
Eric A. Pinero
100 Park Avenue, 25th Floor
New York, NY 10017
(Name and Address of Agent for Service)

Copies to:
Michael A. Reisner Mark Gatto CION Ares Management, LLC 100 Park Avenue, 25th Floor New York, NY 10017	Jay Spinola, Esq. Michael A. DeNiro, Esq. Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, NY 10019

Approximate Date of Commencement of Proposed Public Offering:
As soon as practicable after the effective date of this Registration Statement.

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Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.

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Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

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Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.

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Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

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Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box):

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when declared effective pursuant to Section 8(c), or as follows:

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immediately upon filing pursuant to paragraph (b) of Rule 486.

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on April 29, 2024 pursuant to paragraph (b) of Rule 486.

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60 days after filing pursuant to paragraph (a) of Rule 486.

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on (date) pursuant to paragraph (a) of Rule 486.

If appropriate, check the following box:

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This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

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This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:         .

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This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:            .

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This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:            .

Check each box that appropriately characterizes the Registrant:

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Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).

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Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).

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Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

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A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

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Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

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Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”).

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If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

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New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

PROSPECTUS
April 29, 2024
CION ARES DIVERSIFIED CREDIT FUND
COMMON SHARES OF BENEFICIAL INTEREST
CLASS A SHARES (CADEX) AND CLASS C SHARES (CADCX)
$2,500 MINIMUM PURCHASE FOR REGULAR ACCOUNTS
$1,000 MINIMUM PURCHASE FOR RETIREMENT PLAN ACCOUNTS

CION Ares Diversified Credit Fund (the “Fund”) is a Delaware statutory trust that is registered under the Investment Company Act of 1940, as amended (together with the rules and regulations promulgated thereunder, the “1940 Act”), as a diversified, closed-end management investment company. The Fund is operated as an “interval fund” (as defined below).
Investment Objective.   The Fund’s investment objective is to provide superior risk-adjusted returns across various market cycles by investing in a diversified portfolio of liquid and illiquid asset classes. The Fund seeks to capitalize on market inefficiencies and relative value opportunities throughout the entire global credit spectrum. There can be no assurance that the Fund will achieve its investment objective.
Principal Investment Strategies.   The Fund will invest primarily in a portfolio of directly originated loans, secured floating and fixed rate syndicated loans, corporate bonds, asset-backed securities, commercial real estate loans and other types of credit instruments, which, under normal circumstances, will represent at least 80% of the Fund’s Managed Assets (as defined in this prospectus). For purposes of this policy, “credit instruments” may include commercial real estate mezzanine loans, real estate mortgages, distressed securities, notes, bills, debentures, bank loans, convertible and preferred securities, government and municipal obligations. The Fund may also invest in foreign instruments and illiquid and restricted securities. Most of the credit instruments in which the Fund invests will be rated below investment grade by rating agencies or would be rated below investment grade if they were rated. Credit instruments that are rated below investment grade (commonly referred to as “high yield” securities or “junk bonds”) are regarded as having predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. Because of the risks associated with investing in high yield securities, an investment in the Fund should be considered speculative. Some of the credit instruments will have no credit rating at all.
Investing in the Fund’s common shares of beneficial interest (“Shares”) involves a high degree of risk. See “Types of Investments and Related Risks” beginning on page 40 of this prospectus. An investment in the Fund is subject to, among others, the following risks:

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Unlike most closed-end funds, the Shares are not listed on any securities exchange. There is not expected to be any secondary trading market in the Shares.

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Unlike an investor in most closed-end funds, holders of Shares (“Shareholders”) should not expect to be able to sell their Shares regardless of how the Fund performs. An investment in the Fund should, therefore, be considered illiquid.

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If a Shareholder is able to sell its Shares outside the quarterly repurchase process, the Shareholder likely will receive less than their purchase price and the then current net asset value (“NAV”) per Share.

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An investor may pay a sales load of up to 5.75% for Class A Shares.

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There is no assurance that monthly distributions paid by the Fund will be maintained at the targeted level or that dividends will be paid at all.

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The Fund’s distributions may be funded from unlimited amounts of offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to the Fund for investment. Any capital returned to Shareholders through distributions will be distributed after payment of fees and expenses.

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A return of capital to Shareholders is a return of a portion of their original investment in the Fund, thereby reducing the tax basis of their investment. As a result of such reduction in tax basis, Shareholders may be subject to tax in connection with the sale of Shares, even if such Shares are sold at a loss relative to the Shareholder’s original investment.

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The Fund’s distributions may result from expense reimbursements from CION Ares Management, LLC (“CAM” or the “Adviser”), which are subject to repayment by the Fund. Shareholders should understand that any such distributions are not based on the Fund’s investment performance and can only be sustained if the Fund achieves positive investment performance in future periods and/or CAM continues to make such expense reimbursements. Shareholders should also understand that the Fund’s future repayments will reduce the distributions that a Shareholder would otherwise receive.

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The Fund currently employs leverage through senior secured revolving credit facilities and its outstanding Mandatory Redeemable Preferred Shares (“MRP Shares” and, together with any other preferred shares the Fund may have outstanding, “Preferred Shares”). The Fund intends to continue to utilize leverage and may utilize leverage to the maximum extent permitted by law for investment and other general corporate purposes. See “Types of Investments and Related Risks — Risks Associated with the Use of Leverage.”

Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 29, 2024.

	Per Class A Share(1)	Per Class C Share	Total(1)
Public Offering Price	Current NAV, plus sales load	Current NAV	Unlimited
Maximum Sales Load(1)	5.75%	None	Up to 5.75%
Proceeds to Fund(2)	Amount invested at current NAV less sales load	Amount invested at current NAV	Unlimited

(1)
Generally, the stated minimum initial investment by an investor in the Fund is $2,500, which stated minimum may be reduced for certain investors. Investors purchasing Class A Shares may be charged a sales load of up to 5.75% of the Investor’s subscription, which includes up to 5.00% of the price per Share for sales commissions and up to 0.75% of the price per Share for dealer manager fees. The table assumes the maximum sales load for Class A Shares is charged. Class C Shares are not subject to front-end sales loads. Class C Shareholders may be subject to a contingent deferred sales charge on shares redeemed during the first 365 days after their purchase. The Fund is offering on a continuous basis an unlimited number of Shares.

(2)
Pursuant to an expense support and conditional reimbursement agreement (the “Expense Support and Conditional Reimbursement Agreement”) between the Fund and the Adviser, the Adviser may voluntarily determine to reimburse the Fund’s operating expenses to the extent that it deems appropriate in order to ensure that the Fund bears an appropriate level of expenses. The Fund will be obligated to reimburse the Adviser for any such payments, subject to certain conditions. See “Fund Expenses.”

Structure.   The Fund does not currently intend to list its Shares for trading on any securities exchange and does not expect any secondary market to develop for its Shares. Shareholders of the Fund are not able to have their Shares redeemed or otherwise sell their Shares on a daily basis because the Fund is an unlisted closed-end fund. To provide some liquidity to Shareholders, the Fund is operated as an “interval fund” and conducts periodic repurchase offers for a portion of its outstanding Shares, as described below. An investment in the Fund is suitable only for long-term investors who can bear the risks associated with the limited liquidity of the Shares.
Interval Fund.   The Fund is designed primarily for long-term investors and not as a trading vehicle. The Fund is operated as an “interval fund” pursuant to which, subject to applicable law, it will conduct quarterly repurchase offers for between 5% and 25% of the Fund’s outstanding Shares at NAV. In connection with any given repurchase offer, it is expected that the Fund will offer to repurchase only the minimum amount of 5% of its outstanding Shares. It is also possible that a repurchase offer may be oversubscribed, with the result that Shareholders may only be able to have a portion of their Shares repurchased. The Fund does not currently intend to list its Shares for trading on any national securities exchange. The Shares are, therefore, not readily marketable. Even though the Fund will make quarterly repurchase offers to repurchase a portion of the Shares to try to provide liquidity to Shareholders, you should consider the Shares to be illiquid.
Investment Adviser and Sub-Adviser.   The investment adviser to the Fund is CAM, a joint venture between affiliates of Ares Management Corporation (“Ares”) and CION Investment Group, LLC (“CION”), that is registered as an investment adviser with the SEC under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The investment sub-adviser to the Fund is Ares Capital Management II LLC (“Ares Capital” or the “Sub-Adviser” and collectively with the Adviser, the “Advisers”), an investment adviser registered with the SEC under the Advisers Act. CAM oversees the management of the Fund’s activities and is responsible for making investment decisions for the Fund’s portfolio with recommendations and support from Ares Capital.
Securities Offered.   The Fund is offering on a continuous basis an unlimited number of common shares of beneficial interest. Class A Shares and Class C Shares are offered by this prospectus. The Fund offers Class I Shares, Class L Shares, Class U Shares, Class U-2 Shares and Class W Shares through different prospectuses. The maximum sales load is 5.75% of the amount invested for Class A Shares, while Class C Shares are not subject to any front-end sales load. The minimum initial investment by a Shareholder for Class A and Class C Shares is $2,500 for regular accounts and $1,000 for retirement plan accounts; subsequent investments may be made with at least $100 for regular accounts and $50 for retirement plan accounts. The Fund reserves the right to waive investment minimums. Shares are being offered through ALPS Distributors, Inc. (the “Distributor”) at an offering price equal to the Fund’s then current NAV per Share, plus the applicable sales load.
The Fund and the Advisers have obtained exemptive relief to, among other things, (i) designate multiple classes of Shares; and (ii) impose class specific annual asset-based distribution fees on the assets of the various classes of Shares to be used to pay for expenses incurred in fostering the distribution of the Shares of the particular class.
This prospectus concisely provides the information that a prospective investor should know about the Fund before investing. Investors are advised to read this prospectus carefully and to retain it for future reference. Additional information about the Fund, including a statement of additional information, dated April 29, 2024 (the “Statement of Additional Information”), has been filed with the SEC and is incorporated by reference in its entirety into this prospectus. The Statement of Additional Information and the Fund’s annual and semi-annual reports and other information filed with the SEC, can be obtained upon request and without charge by writing to the Fund at CION Securities, LLC, 100 Park Avenue, 25th Floor, New York, NY 10017 or by calling toll-free 888-729-4266, and investors may also request such information or make Shareholder inquiries by calling 888-729-4266 or by visiting www.cioninvestments.com. In addition, the contact information provided above may be used to request additional information about the Fund and to make Shareholder inquiries. The Statement of Additional Information, other material incorporated by reference into this prospectus and other information about the Fund is also available on the SEC’s website at http://www.sec.gov. The address of the SEC’s website is provided solely for the information of prospective investors and is not intended to be an active link.
You should not construe the contents of this prospectus as legal, tax or financial advice. You should consult with your own professional advisors as to the legal, tax, financial or other matters relevant to the suitability of an investment in the Fund.
Shares are not deposits or obligations of, and are not guaranteed or endorsed by, any bank or other insured depository institution, and Shares are not insured by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System or any other government agency.

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SUMMARY OF TERMS
This is only a summary and does not contain all of the information that a prospective investor should consider before investing in the Fund. Before investing, a prospective investor in the Fund should carefully read the more detailed information appearing elsewhere in this prospectus and the Statement of Additional Information.
THE FUND
The Fund is a Delaware statutory trust that is registered under the 1940 Act as a diversified, closed-end management investment company. The Fund is operated as an “interval fund” (as defined below).
THE ADVISER
CAM serves as the Fund’s investment adviser. CAM is registered as an investment adviser with the SEC under the Advisers Act.
CAM is a joint venture between affiliates of Ares and CION and is controlled by Ares.
THE SUB-ADVISER
Ares Capital serves as the Fund’s investment sub-adviser. Ares Capital is registered as an investment adviser with the SEC under the Advisers Act.
CAM and Ares Capital are collectively referred to as the Advisers. CAM oversees the management of the Fund’s activities and is responsible for making investment decisions for the Fund’s portfolio with recommendations and support from Ares Capital.
INVESTMENT OBJECTIVE
The Fund’s investment objective is to provide superior risk-adjusted returns across various market cycles by investing in a diversified portfolio of liquid and illiquid asset classes. The Fund seeks to capitalize on market inefficiencies and relative value opportunities throughout the entire global credit spectrum. There can be no assurance that the Fund will achieve its investment objective.
INVESTMENT OPPORTUNITIES AND STRATEGIES
The Fund will invest primarily in a portfolio of directly originated loans, secured floating and fixed rate syndicated loans, corporate bonds, asset-backed securities, commercial real estate loans and other types of credit instruments, which, under normal circumstances, will represent at least 80% of the Fund’s Managed Assets. For purposes of this policy, “credit instruments” may include commercial real estate mezzanine loans, real estate mortgages, distressed securities, notes, bills, debentures, bank loans, convertible and preferred securities, government and municipal obligations. The Fund may also invest in foreign instruments and illiquid and restricted securities. “Managed Assets” means the total assets of the Fund (including any assets attributable to any Preferred Shares or to indebtedness) minus the Fund’s liabilities other than liabilities relating to indebtedness.
Opportunistic, Flexible, Untethered Credit Investments Strategy.   The Advisers employ an opportunistic, flexible and untethered global credit investments strategy based on absolute and relative value considerations, as well as analysis of the credit markets. The Advisers seek risk-adjusted returns over full market cycles by creating and managing a diversified portfolio across multiple industry sectors and geographic regions. The Advisers systematically allocate capital across multiple segments of the global fixed-income markets, including U.S. and non-U.S. credit instruments. It is anticipated that most of the Fund’s investments will be rated below investment grade or would be rated below investment grade if they were rated. Non-investment grade fixed income securities, also known as “junk bonds”, are considered speculative. Some of the credit instruments will have no credit rating at all. The Fund is untethered to benchmark-specific guidelines, thereby providing the Advisers with significant latitude to invest where they see opportunities and to reduce exposure to areas where they see less value or heightened downside risks.
Relative Value Focus.   A primary driver of the Fund’s investment strategy is a relative value focus whereby the Advisers seek to identify market dislocations caused by, among other factors, (i) significant corporate transactional events, such as spinoffs, mergers and acquisitions, industry consolidations, liquidations, reorganizations, bankruptcies, recapitalizations and share buybacks and other extraordinary corporate transactions; (ii) market inefficiencies resulting from the misunderstanding by the broader investment community of a particular company or industry, which misunderstanding results in the income of such investment reflecting a higher risk premium or the market price of such investment reflecting a lower value than is deemed warranted by the Advisers; (iii) companies experiencing financial stress resulting in a mispricing of their securities either because such securities pay higher income due to perceived risk or trade at a significant discount to fair value whereby the underlying asset values limit downside risk and offer meaningful upside potential; and (iv) sell-offs in one or more of the relevant credit markets.
Access to Ares Transaction Flow.   The Advisers intend to benefit from the market presence, scale, infrastructure and demonstrated investment experience of Ares to gain access to transaction flow and a broad set of investment opportunities across the non-investment grade credit spectrum. Unlike many other alternative investment managers, Ares operates in a fully integrated manner and encourages frequent collaboration among its investment professionals. This unique approach allows Ares to draw from the collective market insight, industry expertise, contacts and experience of its approximately 990 investment professionals around the world.
The Fund intends to focus on what the Advisers believe are the broader Ares platform’s most attractive investment ideas from a risk-adjusted return standpoint in order to achieve its investment objective. The Advisers intend to be opportunistic. As such, the Advisers have the flexibility to invest where they see opportunities, based on their extensive credit research expertise and analysis of the relevant credit markets, in a variety of credit instruments with varying yield and risk profiles.
Active Monitoring and Investing, with Bottom-Up and Top-Down Credit Analysis by Deep and Experienced Team.   The Advisers will actively construct and manage a portfolio of credit investments and, as necessary, periodically rebalance the Fund’s allocation of assets among different types of credit investments utilizing the Advisers’ strategies to seek to optimize the Fund’s allocation to achieve the Fund’s investment objective under the market conditions existing at such time.
With respect to each investment opportunity, the Advisers intend to take a bottom-up and top-down approach to their credit analysis that will focus on each individual investment as well as global macroeconomic factors and the industry in which the subject entity operates. The Advisers’ investment process will be rigorous, proactive and continuous, and will emphasize team management. Close monitoring of each investment in the portfolio provides the basis for making buy, sell and hold decisions. In managing the Fund’s portfolio, the Advisers will utilize their and the broader Ares platform’s deep and experienced teams of credit specialists to analyze investments and engage in regular and periodic monitoring of credit risk with a goal toward the early identification, and sale, of credit instruments and other investments with potential credit problems. This monitoring process may include reviewing (i) an issuer’s financial resources and operating history; (ii) a comparison of an issuer’s current operating results with the Advisers’ initial investment thesis for the investment and initial expectations for the performance of the obligation; (iii) an issuer’s sensitivity to economic conditions; (iv) the performance of an issuer’s management; (v) an issuer’s debt maturities and borrowing requirements; (vi) an issuer’s interest and asset coverage; and (vii) the relative value of an investment based on an issuer’s anticipated cash flow or where other comparable assets are trading in the market.
PORTFOLIO COMPOSITION
The Fund’s portfolio will consist of some combination of the following types of investments:
Direct Lending.   The Fund may invest in first lien senior secured loans (including “unitranche” loans, which are loans that combine both senior and mezzanine debt, generally in a first lien position), second lien senior secured loans and mezzanine debt, which in some cases includes an equity component, of U.S. and European middle-market companies, where the Advisers believe the supply of primary capital is limited and the investment opportunities are most attractive. These investments are typically made to companies with annual EBITDA between $10 million and $250 million. As used herein, EBITDA represents net income before net interest expense, income tax expense, depreciation and amortization.

Syndicated Corporate Loans.   Senior, secured corporate loans (“Syndicated Loans”) generally benefit from liens on collateral, are rated below-investment grade and typically pay interest at rates that are determined periodically on the basis of a floating base lending rate, primarily the Secured Overnight Financing Rate (“SOFR”) or another reference rate, plus a spread. Syndicated Loans are typically made to U.S. and, to a lesser extent, non-U.S. corporations, partnerships, limited liability companies and other business entities (together with issuers of Corporate Bonds (as defined below) and other debt securities, (“Borrowers”) which operate in various industries and geographical regions. Borrowers may obtain Syndicated Loans, among other reasons, to refinance existing debt, engage in acquisitions, pay dividends, recapitalize, complete leveraged buyouts and for general corporate purposes. Syndicated Loans rated below investment grade are sometimes referred to as “leveraged loans”. The Fund may invest in Syndicated Loans through assignments of or, to a lesser extent, participations in Syndicated Loans. The Fund may utilize various types of derivative instruments (“Derivatives”), including total return swaps, for the purpose of gaining exposure to Syndicated Loans.
Corporate Bonds.   An issuer of high-yield corporate bonds (“Corporate Bonds”) typically pays the investor a fixed rate of interest and must repay the amount borrowed on or before maturity. The investment return of Corporate Bonds reflects interest on the security and changes in the market value of the security. The market value of a Corporate Bond generally may be expected to rise and fall inversely with interest rates. The value of intermediate- and longer-term Corporate Bonds normally fluctuates more in response to changes in interest rates than does the value of shorter-term Corporate Bonds. The market value of a Corporate Bond also may be affected by investors’ perceptions of the creditworthiness of the issuer, the issuer’s performance and perceptions of the issuer in the market place. There is a risk that the issuers of Corporate Bonds may not be able to meet their obligations on interest or principal payments at the time called for by an instrument. The Fund may utilize various types of Derivatives, including swaps, for the purpose of gaining exposure to Corporate Bonds.
Structured Credit.   The Fund may invest in asset-backed opportunities across broad sectors such as consumer and commercial specialty finance and corporate credit. The Fund will target investment opportunities that are directly originated and privately negotiated that may include (i) financings secured by pools of consumer loans, commercial loans or real estate assets; (ii) the outright purchase of pools of consumer loans, commercial loans or real estate assets; and (iii) debt and equity investments in U.S.-dollar-denominated collateralized loan obligations (“CLOs”) that are primarily backed by corporate leveraged loans issued to primarily U.S. obligors (“U.S. CLOs”), as well as Euro-denominated CLOs that are backed primarily by corporate leveraged loans issued to primarily European obligors (“European CLOs”). The investments in the “equity” of structured credit products (including CLOs) refers to the junior-most or residual debt tranche of such structured credit products (i.e., the tranche whose rights to payment are not senior to any other tranche, which does not typically receive a credit rating and is typically not secured (and is also typically referred to as subordinated notes, income notes, preferred shares or preferred securities, or, more generally, as “equity”)) (the “Residual Tranche”).
The CLO equity tranches (or other similar junior tranches) and privately issued asset-backed securities in which the Fund invests may be highly leveraged, which magnifies the Fund’s risk of loss on such investments.
Stressed Investments.   The Fund may invest in Syndicated Loans and Corporate Bonds and other obligations of companies, referred to herein as “Stressed Issuers,” that may be in some level of financial or business distress, including companies involved in, or that have recently completed, bankruptcy or other reorganization and liquidation proceedings. These investments may include (i) corporate debt instruments relating to stressed and distressed industries or issuers; (ii) rescue-capital opportunities; (iii) public and private stock issued in connection with restructurings and reorganizations or otherwise (“post-reorganization securities”); and (iv) other opportunistic investments resulting from periods of market dislocation.
Commercial Real Estate Loans.
Senior Mortgage Loans:   These mortgage loans are typically secured by first liens on commercial properties, including the following property types: office, multifamily, retail, industrial, hospitality and mixed-use. In some cases, first lien mortgages may be divided into an A-Note and a B-Note. The A-Note is typically a privately negotiated loan that is secured by a first mortgage on a commercial property or group of related properties that is senior to a B-Note secured by the same first mortgage property or group.
Subordinated Debt:   These loans may include structurally subordinated first mortgage loans and junior participations in first mortgage loans or participations in these types of assets. As noted above, a B-Note is typically a privately negotiated loan that is secured by a first mortgage on a commercial property or group of related properties and is subordinated to an A-Note secured by the same first mortgage property or group. The subordination of a B-Note or junior participation typically is evidenced by participations or intercreditor agreements with other holders of interests in the note. B-Notes are subject to more credit risk with respect to the underlying mortgage collateral than the corresponding A-Note.

Preferred Equity:   Real estate preferred equity investments are subordinate to first mortgage loans and are not collateralized by the property underlying the investment. As a holder of preferred equity, the Fund seeks to enhance its position with covenants that limit the activities of the entity in which the Fund has an interest and protect the Fund’s equity by obtaining an exclusive right to control the underlying property after an event of default, should such a default occur on the Fund’s investment.
Mezzanine Loans:   Like B-Notes, these loans are also subordinated, but are usually secured by a pledge of the borrower’s equity ownership in the entity that owns the property or by a second lien mortgage on the property. In a liquidation, these loans are generally junior to any mortgage liens on the underlying property, but senior to any preferred equity or common equity interests in the entity that owns the property. Investor rights are usually governed by intercreditor agreements.
Other Investment Strategies.   The Fund may also invest in commercial real estate mezzanine loans, real estate mortgages, distressed securities, notes, bills, debentures, bank loans, convertible and preferred securities, government and municipal obligations and other credit instruments with similar economic characteristics. In addition, from time to time, the Fund may invest in or hold common stock and other equity securities incidental to the purchase or ownership of a Syndicated Loan or Corporate Bond or in connection with a reorganization of a borrower. The Fund may engage in short sales. The Fund may also use Derivatives to gain investment exposure to credit instruments, to provide downside protection and to dampen volatility. Derivatives may allow the Fund to increase or decrease the level of risk to which the Fund is exposed more quickly and efficiently than transactions in other types of instruments. The Fund may invest in securities of other investment companies, including exchange-traded funds (“ETFs”), to the extent that these investments are consistent with the Fund’s investment objective, strategies and policies and permissible under the 1940 Act or any applicable exemption therefrom. The Fund may invest in other investment companies to gain broad market or sector exposure, including during periods when it has large amounts of uninvested cash or when the Advisers believe share prices of other investment companies offer attractive values.
Other Characteristics
Below Investment Grade Credit Instruments.   Most of the credit instruments in which the Fund may invest will be rated below investment grade (also known as “junk bonds”). Securities rated below investment grade are those that, at the time of investment, are rated Ba1 or lower by Moody’s Investors Service, Inc. (“Moody’s”), or BB+ or lower by Standard & Poor’s Corporation Ratings Group (“S&P”) or Fitch Ratings, Inc. (“Fitch”), or if unrated are determined by the Advisers to be of comparable quality. Below investment grade securities often are regarded as having predominately speculative characteristics with respect to an issuer’s capacity to pay interest and repay principal. In addition, lower quality debt securities tend to be more sensitive to general economic conditions. Although many of the Fund’s investments may consist of securities rated below investment grade, the Fund reserves the right to invest in credit instruments of any credit quality, maturity and duration.
Foreign Instruments.   The Fund may make investments in non-U.S. entities, including issuers in emerging markets. Emerging market countries are countries that major international financial institutions, such as the World Bank, generally consider to be less economically mature than developed nations, such as the United States or most nations in Western Europe. Emerging market countries can include every nation in the world except the United States, Canada, Japan, Australia, New Zealand, most countries located in Western Europe and certain other countries. The Fund expects that its investment in non-U.S. issuers will be made primarily in U.S. dollar denominated securities, but it reserves the right to purchase securities that are foreign currency denominated. Some non-U.S. securities may be less liquid and more volatile than securities of comparable U.S. issuers.
Illiquid and Restricted Securities.   The Fund may invest in instruments that, at the time of investment, are illiquid (generally, those securities that cannot be disposed of within seven days in the ordinary course of business at approximately the value at which the Fund has valued the securities). Although the Fund may invest in such instruments without limitation, pursuant to the requirements of the 1940 Act, the Board of Trustees (the “Board”) has adopted, and the Fund follows, procedures designed to ensure that the Fund maintains sufficient liquidity to meet its periodic repurchase obligations as an interval fund. The Fund may also invest, without limit, in securities that are unregistered (but are eligible for purchase and sale by certain qualified institutional buyers) or are held by control persons of the issuer and securities that are subject to contractual restrictions on their resale.
The Fund may invest its cash balances in money market instruments, U.S. government securities, commercial paper, certificates of deposit, repurchase agreements and other high-quality debt instruments maturing in one year or less, among other instruments. In addition, and in response to adverse market, economic or political conditions, the Fund may invest in high-quality fixed income securities, money market instruments and money market funds or may hold significant positions in cash or cash equivalents for defensive purposes.
Subsidiaries.   The Fund may make investments through one or more direct and indirect wholly-owned subsidiaries (each a “Subsidiary” and collectively the “Subsidiaries”). The Subsidiaries will not be registered under the 1940 Act.

The Board has oversight responsibility for the investment activities of the Fund, including its investment in any Subsidiary, and the Fund’s role as sole direct or indirect shareholder of any Subsidiary. The Subsidiaries will be advised or managed by the Adviser and have the same investment objective as the Fund. The Fund will “look through” any such Subsidiary for purposes of compliance with its investment policies.
LEVERAGE
The Fund currently utilizes and intends to continue to utilize leverage and may utilize leverage to the maximum extent permitted by law for investment and other general corporate purposes. The Fund currently employs leverage through senior secured revolving credit facilities and its outstanding MRP Shares. See “Types of Investments and Related Risks — Risks Associated with the Use of Leverage — State Street Credit Facility” and “— Wells Credit Facility” and “Description of Capital Structure — Shares of Beneficial Interest — MRP Shares” in the prospectus.
The Fund is permitted to borrow money in an amount up to 33 1∕3% of its Managed Assets (50% of its net assets), issue Preferred Shares in an amount up to 50% of its Managed Assets (100% of its net assets) and invest in reverse repurchase agreements or other derivative instruments with leverage embedded in them to the maximum extent permitted by the SEC and/or SEC staff rules, guidance or positions. As of December 31, 2023, the Fund’s use of Preferred Shares represented approximately 12.1% of the Fund’s Managed Assets and borrowings represented approximately 14.4% of the Fund’s Managed Assets.
The use of leverage to purchase additional securities creates an opportunity for increased Share dividends, but also creates risks for the Fund’s Shareholders, including increased variability of the Fund’s net income, distributions, net asset value of its Shares in relation to market changes. No assurance can be given that the Fund’s use of leverage will in any particular circumstance be possible or successful or that the Fund’s use of leverage will result in a higher yield to holders of Shares. See “Types of Investments and Related Risks — Risks Associated with the Use of Leverage” in the prospectus.
MANAGEMENT AND INCENTIVE FEES
Pursuant to the investment advisory agreement (the “Investment Advisory Agreement”) by and between the Fund and the Adviser, and in consideration of the advisory services provided by the Adviser to the Fund, the Adviser is entitled to a fee consisting of two components — a base management fee (the “Management Fee”) and an incentive fee (the “Incentive Fee”). The Investment Advisory Agreement was most recently amended and restated as of May 22, 2020. Pursuant to the investment sub-advisory agreement (the “Investment Sub-Advisory Agreement”) by and between the Advisers and the Fund, the Adviser pays the Sub-Adviser 40% of the Management Fee and Incentive Fee actually received and retained by the Adviser and not otherwise used to support expenses.

The Management Fee is calculated and payable monthly at the annual rate of 1.25% of the average daily value of the Fund’s Managed Assets.
The Incentive Fee is calculated and payable quarterly in arrears based upon “pre-incentive fee net investment income” attributable to each class of the Fund’s Shares for the immediately preceding fiscal quarter, and is subject to a hurdle rate, expressed as a rate of return based on each class’s average daily net asset value (calculated in accordance with GAAP), equal to 1.50% per quarter (or an annualized hurdle rate of 6.00%), subject to a “catch-up” feature. For this purpose, “pre-incentive fee net investment income” means interest income, dividend income and any other income accrued during the fiscal quarter, minus each class’s operating expenses for the quarter and the distribution and/or shareholder servicing fees (if any) applicable to each class accrued during the fiscal quarter. For such purposes, the Fund’s operating expenses will include the Management Fee, expenses reimbursed to CAM under the administration agreement (the “CAM Administration Agreement”) by and between the Fund and CAM, and any interest expense and distributions paid on any issued and outstanding Preferred Shares, but will exclude the Incentive Fee.
The “catch-up” provision is intended to provide the Adviser with an incentive fee of 15% on each class’s pre-incentive fee net investment income when that class’s pre-incentive fee net investment income reaches 1.765% of the class’s average daily net asset value (calculated in accordance with GAAP) in any fiscal quarter.
The Advisers are obligated to pay expenses associated with providing the investment services stated in the Investment Advisory Agreement and Investment Sub-Advisory Agreement, including compensation of and office space for their officers and employees connected with investment and economic research, trading and investment management of the Fund.
The Board, including a majority of the members of the Board (each, a “Trustee”) that are considered independent and are not “interested persons” (as defined in Section 2(a)(19) of the 1940 Act) of the Fund or the Advisers (collectively, the “Independent Trustees”), oversees and monitors the Fund’s investment performance and will annually review the Investment Advisory Agreement and Investment Sub-Advisory Agreement to determine, among other things, whether the fees payable under such agreements are reasonable in light of the services provided.
The Adviser and the Fund have entered into the Expense Support and Conditional Reimbursement Agreement under which the Adviser may voluntarily determine to reimburse the Fund’s operating expenses to the extent that it deems appropriate in order to ensure that the Fund bears an appropriate level of expenses. The Expense Support and Conditional Reimbursement Agreement may be renewed for additional one-year terms by the mutual agreement of the Adviser and the Fund.
The Fund has agreed to repay the Adviser in the amount of any Fund expenses reimbursed under the Expense Support and Conditional Reimbursement Agreement (including any organizational, offering, or operating costs reimbursed under the original and first amended and restated expense support and conditional reimbursement agreements (collectively, the “Expense Support and Conditional Reimbursement Agreements”)) (each such payment, an “Expense Payment”), subject to the limitation that a reimbursement (an “Adviser Reimbursement”) will be made only if and to the extent that (i) it is payable not more than three years from the last business day of the calendar quarter in which the applicable Expense Payment was made by the Adviser; (ii) the Adviser Reimbursement does not cause Other Fund Operating Expenses (as defined herein) (on an annualized basis and net of any reimbursements received by the Fund during such fiscal year) during the applicable quarter to exceed the percentage of the Fund’s average net assets attributable to Class A and Class C Shares, respectively, represented by Other Fund Operating Expenses (on an annualized basis) during the quarter in which the applicable Expense Payment from the Adviser was made; and (iii) the distributions per share declared by the Fund for the applicable class at the time of the applicable Expense Payment are less than the effective rate of distributions per share for such class at the time the Adviser Reimbursement would be paid. See “Fund Expenses — Expense Support and Conditional Reimbursement Agreement” for additional information. The Expense Support and Conditional Reimbursement Agreement will remain in effect at least until July 31, 2024, unless and until the Board approves its modification or termination. This agreement may be terminated only by the Board on notice to the Adviser. See “Fund Expenses.”
DISTRIBUTION FEES
Class C Shares will pay to the Distributor a distribution fee (the “Distribution Fee”) that will accrue at an annual rate equal to 0.75% of the Fund’s average daily net assets attributable to Class C Shares and is payable on a quarterly basis. Class A Shares are not subject to a Distribution Fee. See “Plan of Distribution.”
FUND EXPENSES
Pursuant to the CAM Administration Agreement, CAM furnishes the Fund with office equipment and clerical, bookkeeping and record keeping services at the Fund’s office facilities. Under the CAM Administration Agreement, the Fund is obligated to reimburse CAM, at cost, based upon the Fund’s allocable portion of CAM’s overhead and other expenses (including travel expenses) incurred by CAM in performing its obligations under the CAM Administration Agreement, including the Fund’s allocable portion of the compensation of certain of its officers (including but not limited to the chief compliance officer, chief financial officer, chief accounting officer, general counsel, treasurer and assistant treasurer) and their respective staffs. The CAM

Administration Agreement may be terminated by either party without penalty upon 60 days’ written notice to the other party.
Pursuant to the administration agreement between ALPS Fund Services, Inc. (“ALPS Fund Services”) and the Fund (the “ALPS Administration Agreement”), ALPS Fund Services performs, or administers the performance of, certain of the Fund’s required administrative services, which include, among other things, providing administrative assistance in accounting, legal, compliance, and operations, preparing the financial records that the Fund is required to maintain and preparing reports to the Fund’s Shareholders and reports filed with the SEC. In addition, ALPS Fund Services coordinates the preparation and filing of the Fund’s tax returns and generally coordinates the payment of the Fund’s expenses and the performance of administrative and professional services rendered to the Fund.
If persons associated with the Advisers or any of their affiliates, including persons who are officers of the Fund, provide accounting, legal, clerical or administrative services to the Fund at the request of the Fund, the Fund will reimburse the Advisers and their affiliates for their costs in providing such accounting, legal, clerical or administrative services to the Fund (which costs may include an allocation of overhead including rent and the allocable portion of the salaries and benefits of the relevant persons and their respective staffs, including travel expenses), using a methodology for determining costs approved by the Board. The Fund is not restricted from hiring its own employees or contracting for services to be performed by third parties.
DISTRIBUTIONS
The Fund’s distribution policy is to make monthly distributions to Shareholders. Distributions can only be made from net investment income after paying any accrued dividends to holders of Preferred Shares. See “Distributions.”
The Board reserves the right to change the distribution policy from time to time.
DIVIDEND REINVESTMENT
PLAN
The Fund operates under a dividend reinvestment plan (“DRP”) administered by SS&C Global Investor & Distribution Solutions, Inc. (“SS&C GIDS, Inc.”). Pursuant to the plan, the Fund’s income dividends or capital gains or other distributions (each, a “Distribution” and collectively, “Distributions”), net of any applicable U.S. withholding tax, are reinvested in the same class of shares of the Fund.
Shareholders automatically participate in the DRP, unless and until an election is made to withdraw from the plan on behalf of such participating Shareholder. A Shareholder who does not wish to have Distributions automatically reinvested may terminate participation in the Plan at any time by written instructions to that effect to SS&C GIDS, Inc. Shareholders who elect not to participate in the DRP will receive all distributions in cash paid to the Shareholder of record (or, if the shares are held in street or other nominee name, then to such nominee). Such written instructions must be received by SS&C GIDS, Inc. 30 days prior to the record date of the Distribution or the Shareholder will receive such Distribution in shares through the DRP. Under the DRP, the Fund’s Distributions to Shareholders are reinvested in full and fractional shares. See “Distributions — Dividend Reinvestment Plan.”
BOARD OF TRUSTEES
The Board has overall responsibility for monitoring and overseeing the Fund’s management and operations. A majority of the Trustees are Independent Trustees. See “Management of the Fund.”
PURCHASES OF SHARES
The Fund’s Shares are offered on a daily basis. Please see “Plan of Distribution” on page 112 for purchase instructions and additional information.
The minimum initial investment for Class A and Class C is $2,500 for regular accounts and $1,000 for retirement plan accounts; subsequent investments may be made with at least $100 for regular accounts and $50 for retirement plan accounts, except for purchases made pursuant to the Fund’s DRP or as otherwise permitted by the Fund. The Fund reserves the right to waive investment minimums. See “Distributions — Dividend Reinvestment Plan.”
CONVERSION OF SHARES
Investors eligible to purchase Class I Shares may convert Class A Shares to Class I Shares. Class A and Class C Shares will automatically convert into Class I Shares if the total sales charge would otherwise exceed the limits of Financial Industry Regulatory Authority (“FINRA”) Rule 2341. See “Plan of Distribution” on page 112.
PLAN OF DISTRIBUTION
ALPS Distributors, Inc., located at 1290 Broadway, Suite 1000, Denver, CO 80203, serves as the Fund’s principal underwriter and acts as the Distributor of the Fund’s Shares on a best efforts basis, subject to various conditions. The Fund’s Shares are offered for sale through the Distributor at NAV plus the applicable sales load. The Distributor also may enter into broker-dealer selling agreements with other broker dealers for the sale and distribution of the Fund’s Shares.
The Distributor is not required to sell any specific number or dollar amount of the Fund’s Shares but will use its best efforts to solicit orders for the sale of the Shares. Shares of the Fund will not be listed on any national securities exchange and the Distributor will not act as a market maker in Shares.
The Distributor has entered into a wholesale marketing agreement with CION Securities, LLC (“CION Securities”), a registered broker-dealer and an affiliate of CION. Pursuant to the terms of the wholesale marketing agreement, CION Securities will seek to market and otherwise promote the Fund through various wholesale distribution channels, including, but not limited to, regional and independent retail broker-dealers and registered investment advisers.

CION Securities has also entered into a dealer manager agreement with the Fund pursuant to which CION Securities has agreed to provide certain marketing and wholesale services in consideration of its receipt of the dealer manager fee.
The Advisers or their affiliates, in the Advisers’ discretion and from their own resources, may pay additional compensation to financial intermediaries and their agents that have made arrangements with the Fund and are authorized to buy and sell shares of the Fund (collectively, “Financial Intermediaries”) in connection with the sale of Shares (the “Additional Compensation”). In return for the Additional Compensation, the Fund may receive certain marketing advantages including access to a broker’s or dealer’s registered representatives, placement on a list of investment options offered by a broker or dealer, or the ability to assist in training and educating the broker’s or dealer’s registered representatives. The Additional Compensation may differ among brokers or dealers in amount or in the amount of calculation. Payments of Additional Compensation may be fixed dollar amounts or based on the aggregate value of outstanding Shares held by Shareholders introduced by the broker or dealer, or determined in some other manner. The receipt of Additional Compensation by a selling broker or dealer may create potential conflicts of interest between an investor and its broker or dealer who is recommending the Fund over other potential investments.
ERISA PLANS AND OTHER TAX-EXEMPT ENTITIES
Investors subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”) and other tax-exempt entities, including employee benefit plans, individual retirement accounts (“IRAs”), 401(k) plans and Keogh plans, may purchase Shares. Because the Fund is registered as an investment company under the 1940 Act, the underlying assets of the Fund will not be considered to be “plan assets” of the ERISA plans and plans subject to Section 4975 of the Code investing in the Fund for purposes of ERISA’s fiduciary responsibility and prohibited transaction rules and the prohibited transaction rules in Section 4975 of the Code. Thus, none of the Fund or the Advisers will be a fiduciary within the meaning of ERISA or Section 4975 of the Code with respect to the assets of any ERISA plan or plan subject to Section 4975 of the Code that becomes a Shareholder, solely as a result of such plan’s investment in the Fund. See “ERISA Considerations.”
UNLISTED CLOSED-END INTERVAL FUND
STRUCTURE
The Fund has been organized as a continuously offered, diversified closed-end management investment company. Closed-end funds differ from open-end funds (commonly known as mutual funds) in that investors in closed-end funds do not have the right to redeem their shares on a daily basis. Unlike most closed-end funds, which typically list their shares on a securities exchange, the Fund does not currently intend to list the Shares for trading on any securities exchange, and the Fund does not expect any secondary market to develop for the Shares in the foreseeable future. Therefore, an investment in the Fund, unlike an investment in a typical closed-end fund, is not a liquid investment. To provide some liquidity to Shareholders, the Fund will be operated as an “interval fund” and conduct quarterly repurchase offers for a limited amount of the Fund’s Shares (at least 5%).
The Fund believes that an unlisted closed-end structure is most appropriate for the long-term nature of the Fund’s strategy. With event-driven strategies or similar types of investments, the ability to hold positions — through all manner of market environments — until the occurrence of the anticipated event or catalyst that unlocks value is crucial. Features that interfere with this ability (such as daily redemptions permitted by open-end funds that can require the premature sale of investments) could impair the Fund’s ability to execute its investment strategy. Accordingly, an unlisted closed-end structure helps the Fund achieve its investment objective. The Fund’s NAV per Share may be volatile. As the Shares are not traded, investors will not be able to dispose of their investment in the Fund no matter how poorly the Fund performs. Because exchange-traded closed-end funds also do not redeem Shares, they also could execute the Fund’s buy-and-hold strategy. Because an exchange-traded closed-end fund’s shares can trade at a discount to NAV, they may present a more attractive opportunity to investors.
SHARE CLASSES
The Fund currently offers seven different classes of Shares: Class A, Class C, Class I, Class L, Class U, Class U-2 and Class W Shares. The Fund began continuously offering its Shares on January 3, 2017. As of July 11, 2017, the Fund simultaneously redesignated its issued and outstanding Shares as Class A Shares and created its Class C, Class I and Class L Shares. As of December 4, 2018, the Fund created its Class U and Class W Shares. As of March 31, 2020, the Fund created its Class U-2 Shares. An investment in any Share class of the Fund represents an investment in the same assets of the Fund. However, the purchase restrictions and ongoing fees and expenses for each Share class are different. The fees and expenses for the Fund are set forth in “Summary of Fees and Expenses.” If you have hired an intermediary and are eligible to invest in more than one class of Shares, the intermediary may help determine which Share class is appropriate for you. When selecting a Share class, you should consider which Share classes are available to you, how much you intend to invest, how long you expect to own Shares, and the total costs and expenses associated with a particular Share class. The Fund offers Class I Shares, Class L Shares, Class U Shares, Class U-2 Shares and Class W Shares through different prospectuses. Investors eligible to purchase Class I Shares may convert Class A Shares to Class I Shares. See “Plan of Distribution.”

Each investor’s financial considerations are different. You should speak with your financial advisor to help you decide which Share class is best for you. Not all Financial Intermediaries offer all classes of Shares. If your Financial Intermediary offers more than one class of Shares, you should carefully consider which class of Shares to purchase.
VALUATIONS
The Board has designated the Adviser as the Fund’s “valuation designee” for purposes of Rule 2a-5 under the 1940 Act. The Adviser is responsible for the fair valuation of the Fund’s portfolio investments for which market quotations are not readily available, subject to the oversight of the Board and as determined in good faith pursuant to the Adviser’s valuation policy and consistently applied valuation process. Pursuant to the portfolio valuation process set forth in the Adviser’s valuation policy, the Adviser may utilize independent third-party pricing services and independent third-party valuation services. Portfolio securities and other assets for which market quotes are readily available are valued at market value. In circumstances where market quotes are not readily available, the Adviser has adopted methods for determining the fair value of such securities and other assets. The Fund determines NAV per Share in accordance with the methodology described in the valuation policy and related procedures. Valuations of Fund investments are disclosed in reports publicly filed with the SEC.
The Adviser will provide the Board with periodic reports, no less than quarterly, that discuss the functioning of the valuation process, if applicable to that period, and that identify issues and valuation problems that have arisen, if any. See “Determination of Net Asset Value.”
SHARE REPURCHASE
PROGRAM
The Shares have no history of public trading, nor is it intended that the Shares will be listed on a public exchange at this time. No secondary market is expected to develop for the Fund’s Shares.
The Fund is an “interval fund,” a type of fund which, to provide some liquidity to Shareholders, makes quarterly offers to repurchase between 5% and 25% of its outstanding Shares at NAV, pursuant to Rule 23c-3 under the 1940 Act, unless such offer is suspended or postponed in accordance with regulatory requirements (as discussed below). In connection with any given repurchase offer, it is expected the Fund will offer to repurchase only the minimum amount of 5% of its outstanding Shares. Quarterly repurchases occur in the months of March, June, September and December. The offer to purchase Shares is a fundamental policy that may not be changed without the vote of the holders of a majority of the Fund’s outstanding voting securities (as defined in the 1940 Act). Written notification of each quarterly repurchase offer (the “Repurchase Offer Notice”) is sent to Shareholders at least 21 calendar days before the repurchase request deadline (i.e., the date by which Shareholders can tender their Shares in response to a repurchase offer) (the “Repurchase Request Deadline”). The

Fund expects to determine the NAV applicable to repurchases on the Repurchase Request Deadline. However, the NAV will be calculated no later than the 14th calendar day (or the next business day if the 14th calendar day is not a business day) after the Repurchase Request Deadline (the “Repurchase Pricing Date”). The Fund expects to distribute payment to Shareholders between one and three business days after the Repurchase Pricing Date and will distribute such payment no later than seven calendar days after such Date. The Fund’s Shares are not listed on any securities exchange, and the Fund anticipates that no secondary market will develop for its Shares. Accordingly, you may not be able to sell Shares when and/or in the amount that you desire. Thus, the Shares are appropriate only as a long-term investment. In addition, the Fund’s repurchase offers may subject the Fund and Shareholders to special risks. See “Types of Investments and Related Risks — Repurchase Offers Risks.”
SUMMARY OF TAXATION
The Fund has elected to be treated for U.S. federal income tax purposes, and intends to qualify annually, as a regulated investment company (“RIC”) under Subchapter M of the Code. As a RIC, the Fund generally will not be subject to corporate-level U.S. federal income taxes on any net ordinary income or capital gains that is currently distributed as dividends for U.S. federal income tax purposes to Shareholders, as applicable. To qualify and maintain its qualification as a RIC for U.S. federal income tax purposes, the Fund is required to meet certain specified source-of-income and asset diversification requirements and is required to distribute dividends for U.S. federal income tax purposes of an amount at least equal to 90% of the sum of its net ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses each tax year to Shareholders, as applicable. See “Distributions” and “Tax Aspects.”
FISCAL YEAR
For accounting purposes, the Fund’s fiscal year is the 12-month period ending on December 31.
REPORTS TO SHAREHOLDERS
As soon as practicable after the end of each calendar year, a statement on Form 1099-DIV identifying the sources of the distributions paid by the Fund to Shareholders for tax purposes will be furnished to Shareholders subject to Internal Revenue Service (“IRS”) reporting. In addition, the Fund will prepare and transmit to Shareholders an unaudited semi-annual and an audited annual report within 60 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act.
RISK FACTORS
Investing in the Fund involves risks, including the risk that a Shareholder may receive little or no return on their investment or that a Shareholder may lose part or all of their investment. Below is a summary of some of the principal risks of investing in the Fund. For a more complete discussion of the risks of investing in the Fund, see “Types of Investments and Related Risks.” Shareholders should consider carefully the following principal risks before investing in the Fund:

•
Unlike most closed-end funds, the Fund’s Shares will not be listed on any securities exchange;

•
Although the Fund has implemented a quarterly share repurchase program, there is no guarantee that an investor will be able to sell all of the Shares that the investor desires to sell. The Fund should therefore be considered to offer limited liquidity;

•
The capital markets may experience periods of disruption and instability. Such market conditions may materially and adversely affect debt and equity capital markets, which may have a negative impact on the Fund’s business and operations;

•
If a Shareholder is able to sell its Shares outside of the quarterly repurchase process, the Shareholder likely will receive less than its purchase price and the then current NAV per Share;

•
The Fund’s distributions may be funded from offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to the Fund for investment. Any capital returned to Shareholders through distributions will be distributed after payment of fees and expenses, as well as the sales load;

•
A return of capital to Shareholders is a return of a portion of their original investment in the Fund, thereby reducing the tax basis of their investment. As a result from such reduction in tax basis, Shareholders may be subject to tax in connection with the sale of Shares, even if such Shares are sold at a loss relative to the Shareholder’s original investment;

•
The Fund’s investments in securities and other obligations of companies that are experiencing distress involve a substantial degree of risk, require a high level of analytical sophistication for successful investment, and require active monitoring;

•
Below investment grade instruments (also known as “junk bonds”) have predominantly speculative characteristics and may be particularly susceptible to economic downturns, which could cause losses;

•
Certain investments may be exposed to the credit risk of the counterparties with whom the Fund deals;

•
The valuation of securities or instruments that lack a central trading place (such as fixed-income securities or instruments) may carry greater risk than those that trade on an exchange;

•
It is expected that most of the securities and instruments held by the Fund will not trade on an exchange;

•
The value of convertible securities may be adversely affected by changes in interest rates, as well as the market price and volatility of the underlying security;

•
Derivative investments have risks, including the imperfect correlation between the value of such instruments and the underlying assets of the Fund;

•
The Fund may be materially adversely affected by market, economic and political conditions, public health emergencies such as epidemics and pandemics, wars and supply chain disruptions, globally and in the jurisdictions and sectors in which the Fund invests;

•
Non-U.S. securities may be traded in undeveloped, inefficient and less liquid markets and may experience greater price volatility and changes in value;

•
Changes in foreign currency exchange rates may adversely affect the U.S. dollar value of and returns on foreign denominated investments;

•
Credit intermediation involving entities and activities outside the regular banking system (i.e., the “shadow banking system” in Europe) could result in increased regulatory and operating costs, which could adversely affect the implementation of the Fund’s investment strategies, income and returns;

•
U.S. and global markets recently have experienced increased volatility and inflation;

•
Legal and regulatory changes could occur, which may materially adversely affect the Fund;

•
The Fund’s ability to grow depends on its ability to raise capital;

•
The Fund utilizes leverage, including through the use of Preferred Shares, which magnifies the potential for gain or loss on amounts invested, subjects the Fund to certain covenants with which it must comply and may increase the risk of investing with the Fund;

•
The Fund operates in a highly competitive market for investment opportunities;

•
The Fund is exposed to risks associated with changes in interest rates;

•
The Fund’s financial condition and results of operations could be negatively affected if a significant investment fails to perform as expected;

•
There are significant and potential conflicts of interest that could impact the Fund’s investment returns;

•
To qualify and remain eligible for the special tax treatment accorded to RICs and their shareholders under the Code, the Fund must meet certain source-of-income, asset diversification and annual distribution requirements, and failure to do so could result in the loss of RIC status.

Accordingly, the Fund should be considered a speculative investment that entails substantial risks, and a prospective investor should invest in the Fund only if they can sustain a complete loss of their investment.

SUMMARY OF FEES AND EXPENSES
The following table illustrates the aggregate fees and expenses that the Fund expects to incur and that Shareholders can expect to bear directly or indirectly if they buy and hold Shares.
SHAREHOLDER TRANSACTION EXPENSES (fees paid directly from your investment)	A Share	C Share
Maximum sales load imposed on purchases(1)	5.75%	None
Maximum contingent deferred sales charge(2)	None	1.00%
ANNUAL FUND EXPENSES(3)
( expenses that you pay each year as a percentage of projected average net assets attributable to Shares, assuming the use of leverage)
Management fee(4)	1.82%	1.82%
Incentive fee(5)	1.77%	1.66%
Interest payments on borrowed funds(6)	2.57%	2.57%
Other expenses(7)
Shareholder servicing fee(8)	0.25%	0.25%
Distribution fee	None	0.75	%(9)
Remaining other expenses	0.56%	0.57%
Total annual fund expenses	6.97%	7.62%

(1)
Investors purchasing Class A Shares may be charged a sales load of up to 5.75% of the investor’s subscription. The table assumes the maximum sales load is charged. The Distributor may, in its discretion, waive all or a portion of the sales load for certain investors. See “Plan of Distribution.”

(2)
Class C Shareholders may be subject to a contingent deferred sales charge on shares redeemed during the first 365 days after their purchase.

(3)
This table assumes that the Fund borrows money for investment purposes at an average amount of 44.57% of its net assets (the actual average amount of its borrowings, including outstanding Preferred Shares, during the fiscal year ended December 31, 2023).

(4)
The Management Fee paid by the Fund is calculated at the annual rate of 1.25% of the average daily value of the Fund’s Managed Assets which includes assets purchased with borrowed money. The table above assumes that the Fund borrows money for investment purposes at an average amount of 44.57% of its net assets (the actual average amount of its borrowings, including outstanding Preferred Shares, during the fiscal year ended December 31, 2023). The Management Fee estimate in the table is greater than 1.25% since it is computed as a percentage of the Fund’s net assets for presentation therein. In addition, if the Fund’s leverage exceeds this 44.57% borrowings-to-net assets ratio through additional borrowings (including the issuance of additional Preferred Shares), then the Management Fee in relation to its net assets would be higher than the estimate presented in the table.

(5)
The Fund anticipates that it may have interest income that could result in the payment of an Incentive Fee to the Adviser during certain periods. However, the Incentive Fee is based on the Fund’s performance and will not be paid unless the Fund achieves certain performance targets. The Fund expects the Incentive Fee the Fund pays to increase to the extent the Fund earns greater interest income through its investments. The Incentive Fee is calculated and payable quarterly in arrears based upon “pre-incentive fee net investment income” attributable to each class of the Fund’s Shares for the immediately preceding fiscal quarter, and is subject to a hurdle rate, expressed as a rate of return on each class’s average daily net asset value (calculated in accordance with GAAP), equal to 1.50% per quarter, or an annualized hurdle rate of 6.00%, subject to a “catch-up” feature. The amount presented in this table reflects the Incentive Fee incurred as a percent of average net assets for the fiscal year ended December 31, 2023. See “Management and Incentive Fees” for a full explanation of how the Incentive Fee is calculated.

(6)
The amount shown in the table above is based on the assumption that the Fund borrows money for investment purposes at an average amount of 44.57% of its net assets (the actual average amount of its borrowings, including outstanding Preferred Shares, during the fiscal year ended December 31, 2023), at an estimated annual interest rate cost to the Fund of 5.82%, which is the weighted average interest rate cost during the fiscal year ended December 31, 2023, including dividends payable on the Fund’s MRP Shares, which, in the aggregate, have an average interest rate of 3.72% per annum as of December 31, 2023. The actual amount of interest expense borne by the Fund will vary over time in accordance with the level of the Fund’s use of borrowings and/or Preferred Shares and variations in market interest rates. Interest payments on borrowed funds are required to be treated as an expense of the Fund for accounting purposes. See “Types of Investments and Related Risks — Risks Associated with the Use of Leverage.”

(7)
Other expenses include accounting, legal and auditing fees of the Fund, and offering costs, as well as the reimbursement of the compensation of administrative personnel and fees payable to the Independent Trustees. Other expenses are estimated for the current fiscal year based on the Fund’s fees and expenses for the fiscal year ended December 31, 2023.

(8)
Class A Shares and Class C Shares may charge a shareholder servicing fee of up to 0.25% per year. The Fund may use this fee to compensate Financial Intermediaries or financial institutions for providing ongoing services in respect of clients with whom they have distributed Shares of the Fund. Such services may include electronic processing of client orders, electronic fund transfers between clients and the Fund, account reconciliations with the Fund’s transfer agent, facilitation of electronic delivery to clients of Fund documentation, monitoring client accounts for back-up withholding and any other special tax reporting obligations, maintenance of books and records with respect to the foregoing, and such other information and liaison services as the Fund or CAM may reasonably request.

(9)
Class C Shares will pay to the Distributor a Distribution Fee that will accrue at an annual rate equal to 0.75% of the average daily net assets attributable to Class C Shares and is payable on a quarterly basis. See “Plan of Distribution.”

Example:
The following example demonstrates the projected dollar amount of total expenses that would be incurred over various periods with respect to a hypothetical investment in Shares. In calculating the following expense amounts, the Fund has assumed its direct and indirect annual operating expenses would remain at the percentage levels set forth in the table above and do not include any expense support from the Adviser.
An investor would pay the following expenses on a $1,000 investment, assuming a 5.0% annual return:
Share Class	1 Year	3 Years	5 Years	10 Years
Class A	$123	$249	$370	$653
Class C	$75	$220	$357	$669
An investor would pay the following expenses on a $1,000 investment, assuming a 5.0% annual return, and redeem Shares in full at the end of such period:
Share Class	1 Year	3 Years	5 Years	10 Years
Class C*	$85	$220	$357	$669

*
If the contingent deferred sales charge applies. See “Contingent Deferred Sales Charge” under “Share Repurchase Program.” If the contingent deferred sales charge does not apply, the hypothetical expenses you would pay on $1,000 investment in Class C Shares would be $75, assuming annual expenses attributable to Shares remain unchanged, Shares earn a 5% annual return, and you redeemed your shares in full at the end of the 1-year period.

The example and the expenses in the tables above should not be considered a representation of the Fund’s future expenses, and actual expenses may be greater or less than those shown.   While the example assumes a 5.0% annual return, as required by the SEC, the Fund’s performance will vary and may result in a return greater or less than 5.0%. For a more complete description of the various fees and expenses borne directly and indirectly by the Fund, see “Fund Expenses” and “Management and Incentive Fees.”

FINANCIAL HIGHLIGHTS
The financial highlights table is intended to help you understand the Fund’s financial performance. The information for the fiscal years and/or periods ended December 31, 2023, December 31, 2022, December 31, 2021, December 31, 2020, December 31, 2019, October 31, 2018 and October 31, 2017, respectively, has been derived from the Fund’s financial statements, which have been audited by Ernst & Young LLP, an independent registered public accounting firm, whose report, along with this information and additional Fund performance and portfolio information, appears in the Fund’s Annual Report dated December 31, 2023, and is incorporated by reference into the Statement of Additional Information. To request the Fund’s Annual Report, please call 888-729-4266. The tables below set forth financial data for one Class A Share and one Class C Share throughout the periods presented.
CION Ares Diversified Credit Fund
Financial Highlights
(in thousands, except per share data, percentages and as otherwise noted)
	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022	For the Year Ended December 31, 2021	For the Year Ended December 31, 2020
Class A
Per share data:
Net asset value, beginning of period	$23.86	$25.75	$25.13	$25.93
Income from investment operations:
Net investment income(a)	2.50	1.62	1.46	1.40
Net realized and unrealized gains (losses)	0.61	(2.09)	0.55	(0.80)
Total income (loss) from investment operations	3.11	(0.47)	2.01	0.60
Less distributions declared to shareholders:
From net investment income	(2.01)	(1.42)	(1.39)	(1.40)
Total distributions	(2.01)	(1.42)	(1.39)	(1.40)
Net asset value, end of period	$24.96	$23.86	$25.75	$25.13
Total return, excluding expense support(b)	13.53%	(1.70)%	8.93%	3.61%
Total return, including expense support(b)	13.53%	(1.84)%	8.21%	2.77%
Ratios to average net assets/supplemental data:
Net assets, end of period	$68,153	$58,829	$62,031	$58,881
Including interest expense:
Expenses, excluding expense support(d)(g)	6.97%(h)	4.92%(h)	3.11%(h)	3.44%
Expenses, including expense support(d)(f)(g)	6.97%(h)	5.06%(h)	3.83%(h)	4.28%
Excluding interest expense:
Expenses, excluding expense support(d)(g)	4.40%	3.40%	2.46%	2.90%
Expenses, including expense support(d)(f)(g)	4.40%	3.54%	3.18%	3.73%
Net investment income(d)	10.25%	6.53%	5.72%	5.86%
Portfolio turnover rate	30.64%	38.16%	43.72%	59.77%

	For the Period Ended December 31, 2019*	For the Year Ended October 31, 2019	For the Year Ended October 31, 2018	For the Period from January 26, 2017 to October 31, 2017
Class A
Per share data:
Net asset value, beginning of period	$25.44	$25.80	$25.25	$25.00
Income from investment operations:
Net investment income(a)	0.23	1.39	1.52	0.86
Net realized and unrealized gains (losses)	0.49	(0.36)	0.42	0.44
Total income from investment operations	0.72	1.03	1.94	1.30
Less distributions declared to shareholders:
From net investment income	(0.23)	(1.39)	(1.39)	(0.86)
From net realized gains on investments	—	—	—	(0.12)
From net unrealized gains on investments and foreign currency	—	—	—	(0.07)
Total distributions	(0.23)	(1.39)	(1.39)	(1.05)
Net asset value, end of period	$25.93	$25.44	$25.80	$25.25
Total return, excluding expense support(b)	2.86%(c)	4.37%	(2.44)%	(37.12)%(c)
Total return, including expense support(d)	2.86%(c)	4.10%	7.91%	5.32%(c)
Ratios to average net assets/supplemental data:
Net assets, end of period	$60,203	$54,386	$37,915	$12,865
Including interest expense:
Expenses, excluding expense support(e)(h)	4.01%(f)	4.03%	5.98%	58.85%(f)
Expenses, including expense support(e)(g)(h)	4.01%(f)	4.30%	0.34%	0.00%(f)
Excluding interest expense:
Expenses, excluding expense support(h)	3.33%(f)	3.38%	5.97%	58.85%(f)
Expenses, including expense support(g)(h)	3.33%(f)	3.65%	0.33%	0.00%(f)
Net investment income(e)	5.27%(f)	5.56%	5.91%	4.48%(f)
Portfolio turnover rate	5.42%(c)	63.58%	28.36%	164.09%(c)

*
For the two month period ended December 31, 2019.

(a)
Per share net investment income has been calculated using the average shares outstanding during the period.

(b)
Based on net asset value per share. Distributions, if any, are assumed for purposes of this calculation to be reinvested at prices obtained under the Fund’s Dividend Reinvestment Plan. Total return is not annualized for periods less than one year. Total return excludes or includes, as noted, expense support provided or (recouped) by the Adviser.

(c)
Not annualized.

(d)
Includes organizational and offering costs, where applicable.

(e)
Annualized, except for certain non-recurring costs.

(f)
Includes expense support provided or (recouped) by the Adviser.

(g)
For the periods presented below, the ratio of operating expenses to average net assets consisted of the following:

	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022	For the Year Ended December 31, 2021	For the Year Ended December 31, 2020
Base management fees	1.82%	1.77%	1.58%	1.56%
Income based incentive fees	1.77%	0.79%	—%	—%
Cost of borrowing	2.57%	1.52%	0.65%	0.54%
Net expense support	—%	0.14%	0.72%	0.84%
Other operating expenses	0.81%	0.84%	0.88%	1.35%
Total operating expenses	6.97%	5.06%	3.83%	4.28%
	For the Period Ended December 31, 2019*	For the Year Ended October 31, 2019	For the Year Ended October 31, 2018	For the Period from January 26, 2017 to October 31, 2017
Base management fees	1.56%	1.47%	1.49%	1.49%
Income based incentive fees	—%	—%	—%	—%
Cost of borrowing	0.68%	0.65%	—%	—%
Net expense support	—%	0.27%	(5.91)%	(56.68)%
Other operating expenses	1.77%	1.91%	4.76%	55.19%
Total operating expenses	4.01%	4.30%	0.34%	—%

(h)
Includes stated dividends and amortization of deferred issuance costs on the MRP Shares.

CION Ares Diversified Credit Fund
Financial Highlights
(in thousands, except per share data, percentages and as otherwise noted)
	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022	For the Year Ended December 31, 2021	For the Year Ended December 31, 2020
Class C
Per share data:
Net asset value, beginning of period	$23.66	$25.65	$25.05	$25.90
Income from investment operations:
Net investment income(a)	2.32	1.48	1.43	1.35
Net realized and unrealized gains (losses)	0.60	(2.08)	0.56	(0.80)
Total income (loss) from investment operations	2.92	(0.60)	1.99	0.55
Less distributions declared to shareholders:
From net investment income	(1.81)	(1.39)	(1.39)	(1.40)
Total distributions	(1.81)	(1.39)	(1.39)	(1.40)
Net asset value, end of period	$24.77	$23.66	$25.65	$25.05
Total return, excluding expense support(b)	12.80%	(2.31)%	8.20%	2.81%
Total return, including expense support(b)	12.80%	(2.42)%	8.16%	2.57%
Ratios to average net assets/supplemental data:
Net assets, end of period	$79,242	$73,573	$77,361	$68,039
Including interest expense:
Expenses, excluding expense support(d)(g)	7.62%(h)	5.50%(h)	3.87%(h)	4.18%
Expenses, including expense support(d)(f)(g)	7.62%(h)	5.61%(h)	3.91%(h)	4.41%
Excluding interest expense:
Expenses, excluding expense support(d)(g)	5.05%	3.98%	3.22%	3.64%
Expenses, including expense support(d)(f)(g)	5.05%	4.09%	3.26%	3.88%
Net investment income(d)	9.59%	5.99%	5.65%	5.66%
Portfolio turnover rate	30.64%	38.16%	43.72%	59.77%

	For the Period Ended December 31, 2019*	For the Year Ended October 31, 2019	For the Year Ended October 31, 2018	For the Period from July 12, 2017 (commencement of operations) to October 31, 2017
Class C
Per share data:
Net asset value, beginning of period	$25.44	$25.80	$25.25	$24.95
Income from investment operations:
Net investment income(a)	0.19	1.39	1.52	0.39
Net realized and unrealized gains (losses)	0.50	(0.36)	0.42	0.33
Total income from investment operations	0.69	1.03	1.94	0.72
Less distributions declared to shareholders:
From net investment income	(0.23)	(1.39)	(1.39)	(0.39)
From net realized gains on investments	—	—	—	(0.02)
From net unrealized gains on investments and foreign currency	—	—	—	(0.01)
Total distributions	(0.23)	(1.39)	(1.39)	(0.42)
Net asset value, end of period	$25.90	$25.44	$25.80	$25.25
Total return, excluding expense support(b)	2.74%(c)	3.70%	(3.19)%	(3.56)%(c)
Total return, including expense support(d)	2.74%(c)	4.10%	7.91%	2.95%(c)
Ratios to average net assets/supplemental data:
Net assets, end of period	$65,779	$59,912	$29,868	$3,898
Including interest expense:
Expenses, excluding expense support(e)	4.76%(f)	4.82%	6.73%	25.59%(f)
Expenses, including expense support(e)(g)	4.76%(f)	4.42%	0.34%	0.00%(f)
Excluding interest expense:
Expenses, excluding expense support	4.07%(f)	4.15%	6.72%	22.59%(f)
Expenses, including expense support(g)	4.07%(f)	3.75%	0.33%	0.00%(f)
Net investment income(e)	4.52%(f)	5.48%	5.91%	5.17%(f)
Portfolio turnover rate	5.42%(c)	63.58%	28.36%	164.09%(c)

*
For the two month period ended December 31, 2019.

(a)
Per share net investment income has been calculated using the average shares outstanding during the period.

(b)
Based on net asset value per share. Distributions, if any, are assumed for purposes of this calculation to be reinvested at prices obtained under the Fund’s Dividend Reinvestment Plan. Total return is not annualized for periods less than one year. Total return excludes or includes, as noted, expense support provided or (recouped) by the Adviser.

(c)
Not annualized.

(d)
Includes organizational and offering costs, where applicable.

(e)
Annualized, except for certain non-recurring costs.

(f)
Includes expense support provided or (recouped) by the Adviser.

(g)
For the periods presented below, the ratio of operating expenses to average net assets consisted of the following:

	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022	For the Year Ended December 31, 2021	For the Year Ended December 31, 2020
Base management fees	1.82%	1.77%	1.58%	1.56%
Income based incentive fees	1.66%	0.61%	—%	—%
Cost of borrowing	2.57%	1.52%	0.65%	0.52%
Net expense support	—%	0.11%	0.04%	0.24%
Other operating expenses	1.57%	1.60%	1.64%	2.09%
Total operating expenses	7.62%	5.61%	3.91%	4.41%
	For the Period Ended December 31, 2019*	For the Year Ended October 31, 2019	For the Year Ended October 31, 2018	For the Period from July 12, 2017 (commencement of operations) to October 31, 2017
Base management fees	1.56%	1.47%	1.49%	1.49%
Income based incentive fees	—%	—%	—%	—%
Cost of borrowing	0.68%	0.67%	—%	—%
Net expense support	—%	(0.40)%	(6.20)%	(33.93)%
Other operating expenses	2.52%	2.67%	5.05%	32.44%
Total operating expenses	4.76%	4.42%	0.34%	—%

(h)
Includes stated dividends and amortization of deferred issuance costs on the MRP Shares.

SENIOR SECURITIES
Information about the Fund’s senior securities as of December 31, 2023, December 31, 2022, December 31, 2021, December 31, 2020, December 31, 2019 and October 31, 2019 is shown in the following table. There were no senior securities outstanding as of October 31, 2018 or October 31, 2017. The information contained in the following table is derived from the Fund’s Annual Report dated December 31, 2023.
Class and Period Ended	Total Amount Outstanding Exclusive of Treasury Securities(a) (in thousands)	Asset Coverage Per Unit(b)	Involuntary Liquidating Preference Per Unit(c)	Average Market Value Per Unit(d)
Revolving Credit Facility (Wells Fargo Bank, N.A.)
December 31, 2023	$426,117	$6,200	—	N/A
December 31, 2022	348,844	5,299	—	N/A
December 31, 2021	225,664	6,461	—	N/A
December 31, 2020	77,025	6,233	—	N/A
December 31, 2019	19,054	5,383	—	N/A
October 31, 2019	19,397	3,847	—	N/A
Revolving Credit Facility (State Street Bank and Trust Company)
December 31, 2023	$246,939	$6,200	—	N/A
December 31, 2022	317,201	5,299	—	N/A
December 31, 2021	176,803	6,461	—	N/A
December 31, 2020	111,283	6,233	—	N/A
December 31, 2019	110,387	5,383	—	N/A
October 31, 2019	142,357	3,847	—	N/A
Mandatory Redeemable Preferred Shares*
December 31, 2023	$570,000	$86.35	$25.00	N/A
December 31, 2022	420,000	81.52	25.00	N/A
December 31, 2021	300,000	93.11	25.00	N/A
Secured Borrowings
December 31, 2023	$6,548	$6,200	—	N/A
December 31, 2022	5,776	5,299	—	N/A
December 31, 2021	5,776	6,461	—	N/A
December 31, 2020	650	6,233	—	N/A
December 31, 2019	314	5,383	—	N/A
October 31, 2019	349	3,847	—	N/A

*
There were no mandatory redeemable preferred shares outstanding as of December 31, 2020, December 31, 2019 and October 31, 2019.

(a)
Total amount of each class of senior securities outstanding at principal value at the end of the period presented.

(b)
The asset coverage ratio for a class of senior securities representing indebtedness is calculated as our consolidated total assets, less all liabilities and indebtedness not represented by senior securities, divided by total senior securities representing indebtedness as calculated separately for each of the Preferred Shares and the credit facilities in accordance with Section 18(h) of the 1940 Act. With respect to the Preferred Shares, the asset coverage per unit figure is expressed in terms of dollar amounts per share of outstanding Preferred Shares (based on a per share liquidation preference of $25). With respect to the credit facilities, the asset coverage ratio is multiplied by $1,000 to determine the “Asset Coverage Per Unit”.

(c)
The amount to which such class of senior security would be entitled upon our involuntary liquidation in preference to any security junior to it. The “—” in this column indicates that the SEC expressly does not require this information to be disclosed for certain types of senior securities.

(d)
Not applicable to senior securities outstanding as of period end.

THE FUND
The Fund is a diversified, closed-end management investment company that is registered under the 1940 Act. The Fund is operated as an “interval fund” and continuously offers its Shares. The Fund was organized as a Delaware statutory trust on June 21, 2016. The principal office of the Fund is located at 100 Park Avenue, 25th Floor, New York, NY 10017 and its telephone number is 212-418-4700.
The Fund’s investment objective is to provide superior risk-adjusted returns across various market cycles by investing in a diversified portfolio of liquid and illiquid asset classes. The Fund seeks to capitalize on market inefficiencies and relative value opportunities throughout the entire global credit spectrum.
The Fund invests primarily in a portfolio of directly originated loans, secured floating and fixed rate syndicated loans, corporate bonds, asset-backed securities, commercial real estate loans and other types of credit instruments, which, under normal circumstances, will represent at least 80% of the Fund’s Managed Assets. In addition, the Fund invests primarily in those countries where creditors’ rights are protected by law, such as countries in North America and Western Europe, although in select situations the Fund may invest in securities of issuers domiciled elsewhere. The geographic areas of focus are subject to change from time to time and may be changed without notice to Shareholders. There is no minimum or maximum limit on the amount of the Fund’s assets that may be invested in non-U.S. securities.
The Fund seeks to achieve its investment objective by employing an opportunistic, dynamic and untethered global credit investments strategy based on absolute and relative value considerations and its analysis of credit markets. It seeks risk-adjusted returns over full market cycles by creating and managing a portfolio with balanced exposures to multiple industry sectors and geographic regions, systematically allocating capital across multiple segments of the global fixed-income markets, including U.S. and non-U.S. credit instruments. For a further discussion of the Fund’s principal investment strategies, see “Investment Objective, Opportunities and Strategies.” There can be no assurance that the Fund will achieve its investment objective.
The Fund’s investment adviser is CAM. Ares Capital is the Fund’s investment sub-adviser. CAM oversees the management of the Fund’s activities and is responsible for making investment decisions for the Fund’s portfolio with recommendations and support from Ares Capital. See “The Adviser and Sub-Adviser.” Responsibility for monitoring and overseeing the Fund’s investment program, management and operation is vested in the individuals who serve on the Board.

THE ADVISER AND SUB-ADVISER
CAM, an investment adviser registered with the SEC under the Advisers Act, serves as the Adviser. CAM is a joint venture between affiliates of Ares and CION and is controlled by Ares.
CION is a leading manager of alternative investment solutions that focuses on alternative credit strategies for individual investors. CION manages CION Investment Corporation (“CIC”), a leading publicly traded business development company with approximately $2.0 billion in total assets as of December 31, 2023, and sponsors, through CAM, the Fund. Its affiliated broker-dealer, CION Securities, provides distribution services and has entered into a wholesale marketing agreement with the Distributor and a dealer manager agreement with the Fund. The dealer manager arrangement is applicable only to certain share classes of the Fund.
Ares Capital, an investment adviser registered with the SEC under the Advisers Act, serves as the Sub-Adviser. Ares is a publicly traded, leading global alternative investment manager with over 2,850 employees. Ares had approximately $418.8 billion in assets under management (“AUM”) as of December 31, 2023, of which approximately $284.8 billion was related to its credit business, across a diverse platform that it manages on behalf of organizations including but not limited to pension and endowment funds, sovereign wealth funds, financial institutions, insurance companies and individual investors. In February 2024, Ares Capital announced that its special opportunities strategy, historically reported as a component of its private equity group, will be integrated into the credit group to align management of this strategy and will form the foundation for a new opportunistic credit strategy. Adjusted for this change, as of December 31, 2023, the credit group managed $299.4 billion in AUM.*

*
As of December 31, 2023, Ares AUM amounts include funds managed by Ivy Hill Asset Management, L.P., a wholly owned portfolio company of Ares Capital Corporation (“ARCC”) and an SEC-registered investment adviser.

USE OF PROCEEDS
The proceeds from the sale of Shares, not including the amount of any applicable sales loads paid by investors net of the Fund’s fees and expenses, are invested by the Fund to pursue its investment program and strategies. The Fund expects to invest the proceeds obtained by it promptly after receipt of such proceeds.

INVESTMENT OBJECTIVE, OPPORTUNITIES AND STRATEGIES
Investment Objective
The Fund’s investment objective is to provide superior risk-adjusted returns across various market cycles by investing in a diversified portfolio of liquid and illiquid asset classes. The Fund seeks to capitalize on market inefficiencies and relative value opportunities throughout the entire global credit spectrum. There can be no assurance that the Fund will achieve its investment objective.
Investment Opportunities and Strategies
The Fund invests primarily in a portfolio of directly originated loans, secured floating and fixed rate syndicated loans, corporate bonds, asset-backed securities, commercial real estate loans and other types of credit instruments, which, under normal circumstances, will represent at least 80% of the Fund’s Managed Assets. For purposes of this policy, “credit instruments” may include commercial real estate mezzanine loans, real estate mortgages, distressed securities, notes, bills, debentures, bank loans, convertible and preferred securities, government and municipal obligations. The Fund may also invest in foreign instruments and illiquid and restricted securities.
Opportunistic, Flexible, Untethered Credit Investments Strategy.   The Advisers intend to employ an opportunistic, flexible and untethered global credit investments strategy based on absolute and relative value considerations and their analysis of the credit markets. The Advisers seek risk-adjusted returns over full market cycles by creating and managing a portfolio with balanced exposures to multiple industry sectors and geographic regions. The Advisers will make tactical allocations of assets across multiple segments of the global fixed-income markets, including U.S. and non-U.S. credit instruments. It is anticipated that most of the Fund’s investments will be rated below investment grade or would be rated below investment grade if they were rated. Non-investment grade fixed income securities, also known as “junk bonds”, are considered speculative. Some of the credit instruments will have no credit rating at all. The Fund is untethered to benchmark-specific guidelines, thereby providing the Advisers with significant latitude to invest where they see opportunities and to reduce exposure to areas where they see less value or heightened downside risks.
Relative Value Focus.   A primary driver of the Fund’s investment strategy will be a relative value focus whereby the Advisers seek to identify market dislocations caused by, among other factors, (i) significant corporate transactional events, such as spinoffs, mergers and acquisitions, industry consolidations, liquidations, reorganizations, bankruptcies, recapitalizations and share buybacks and other extraordinary corporate transactions; (ii) market inefficiencies resulting from the misunderstanding by the broader investment community of a particular company or industry, which misunderstanding results in the income of such investment reflecting a higher risk premium or the market price of such investment reflecting a lower value than is deemed warranted by the Advisers and; (iii) companies experiencing financial stress resulting in a mispricing of their securities either because such securities pay higher income due to perceived risk or trade at a significant discount to fair value whereby the underlying asset values limit downside risk and offer meaningful upside potential; and (iv) sell-offs in one or more of the relevant credit markets.
Access to Ares Transaction Flow.   The Advisers intend to benefit from the market presence, scale, infrastructure and demonstrated investment experience of Ares to gain access to transaction flow and a broad set of investment opportunities across the non-investment grade credit spectrum. Unlike many other alternative investment managers, Ares operates in a fully integrated manner and encourages frequent collaboration among its investment professionals. This unique approach allows Ares to draw from the collective market insight, industry expertise, contacts and experience of its approximately 990 investment professionals around the world.
The Fund intends to focus on what the Advisers believe are the broader Ares platform’s most attractive investment ideas and allocate investments sourced from Ares’s multi-billion dollar credit platform to achieve its investment objective. As such, the Advisers have the flexibility to invest where they see opportunities, based on their extensive credit research expertise and analysis of the relevant credit markets, in a variety of credit instruments with varying yield and risk profiles. Many investment vehicles available for retail investors do not include certain asset classes that the Fund will invest in such as private asset-backed investments and directly originated loans, and therefore the Fund offers a differentiated investment opportunity to the retail investor base.

Active Monitoring and Investing, with Bottom-Up and Top-Down Credit Analysis by Deep and Experienced Team.   The Advisers will actively construct and manage a portfolio of credit investments and, as necessary, periodically rebalance the Fund’s allocation of assets among different types of credit investments utilizing the Advisers’ strategies to seek to optimize the Fund’s allocation to achieve the Fund’s investment objective under the market conditions existing at such time.
With respect to each investment opportunity, the Advisers intend to take a bottom-up and top-down approach to their credit analysis that will focus on each individual investment as well as global macroeconomic factors and the industry in which the subject entity operates. The Advisers’ investment process will be rigorous, proactive and continuous, and will emphasize team management. Close monitoring of each investment in the portfolio provides the basis for making buy, sell and hold decisions. In managing the Fund’s portfolio, the Advisers will utilize their and the broader Ares platform’s deep and experienced teams of credit specialists to analyze investments and engage in regular and periodic monitoring of credit risk with a goal toward the early identification, and sale, of credit instruments and other investments with potential credit problems. This monitoring process may include reviewing (i) an issuer’s financial resources and operating history; (ii) a comparison of an issuer’s current operating results with the Advisers’ initial investment thesis for the investment and initial expectations for the performance of the obligation; (iii) an issuer’s sensitivity to economic conditions; (iv) the performance of an issuer’s management; (v) an issuer’s debt maturities and borrowing requirements; (vi) an issuer’s interest and asset coverage; and (vii) the relative value of an investment based on an issuer’s anticipated cash flow or where other comparable assets are trading in the market.
Portfolio Composition
The Fund’s portfolio will consist of some combination of the following types of investments:
Direct Lending.   The Fund may invest in first lien senior secured loans (including “unitranche” loans, which are loans that combine both senior and mezzanine debt, generally in a first lien position), second lien senior secured loans and mezzanine debt, which in some cases includes an equity component, of U.S. and European middle-market companies, where the Advisers believe the supply of primary capital is limited and the investment opportunities are most attractive. These investments are typically made to companies with annual EBITDA between $10 million and $250 million. As used herein, EBITDA represents net income before net interest expense, income tax expense, depreciation and amortization.
Syndicated Corporate Loans.   Syndicated Loans generally hold the most senior position in the capital structure of a Borrower, are typically secured with specific collateral and have a claim on the assets and/or stock of the Borrower that is senior to that held by unsecured creditors, subordinated debt holders and holders of equity of the Borrower. Typically, in order to borrow money pursuant to a Syndicated Loan, a Borrower will, for the term of the Syndicated Loan, pledge collateral (subject to typical exceptions), including but not limited to (i) working capital assets, such as accounts receivable and inventory; (ii) tangible fixed assets, such as real property, buildings and equipment; (iii) intangible assets, such as trademarks and patent rights; and (iv) security interests in shares of stock of subsidiaries or affiliates. In the case of Syndicated Loans made to non-public companies, the company’s shareholders or owners may provide collateral in the form of secured guarantees and/or security interests in assets that they own. In many instances, a Syndicated Loan may be secured only by stock in the Borrower or its subsidiaries. Collateral may consist of assets that may not be readily liquidated, and there is no assurance that the liquidation of such assets would satisfy fully a Borrower’s obligations under a Syndicated Loan.
A Borrower must comply with various covenants contained in a loan agreement or note purchase agreement between the Borrower and the holders of the Syndicated Loan (the “Loan Agreement”). In a typical Syndicated Loan, an administrative agent (the “Agent”) administers the terms of the Loan Agreement. In such cases, the Agent is normally responsible for the collection of principal and interest payments from the Borrower and the apportionment of these payments to the credit of all institutions that are parties to the Loan Agreement. The Fund will generally rely upon the Agent or an intermediate participant to receive and forward to the Fund its portion of the principal and interest payments on the Syndicated Loan. Additionally, the Fund normally will rely on the Agent and the other loan investors to use appropriate credit remedies against the Borrower. The Agent is typically responsible for monitoring compliance with covenants contained in the Loan Agreement based upon reports prepared by the Borrower. The Agent may monitor the value of the collateral and, if the value of the collateral declines, may accelerate the Syndicated

Loan, may give the Borrower an opportunity to provide additional collateral or may seek other protection for the benefit of the participants in the Syndicated Loan. The Agent is compensated by the Borrower for providing these services under a Loan Agreement, and such compensation may include special fees paid upon structuring and funding the Syndicated Loan and other fees paid on a continuing basis.
Syndicated Loans typically have rates of interest that are determined daily, monthly, quarterly or semi-annually by reference to a base lending rate, plus a premium or credit spread. As a result, as short-term interest rates increase, interest payable to the Fund from its investments in Syndicated Loans should increase, and as short-term interest rates decrease, interest payable to the Fund from its investments in Syndicated Loans should decrease. These base lending rates are primarily SOFR or another reference rate, and secondarily the prime rate offered by one or more major U.S. banks and the certificate of deposit rate or other base lending rates used by commercial lenders.
Although not initially a principal investment strategy, the Fund may purchase and retain in its portfolio Syndicated Loans where the Borrower has experienced, or may be perceived to be likely to experience, credit problems, including involvement in or recent emergence from bankruptcy court proceedings or other forms of debt restructuring. Such distressed investments may provide opportunities for enhanced income as well as capital appreciation, although they also will be subject to greater risk of loss. At times, in connection with the restructuring of a Syndicated Loan either outside of bankruptcy court or in the context of bankruptcy court proceedings, the Fund may determine or be required to accept equity securities or junior credit securities in exchange for all or a portion of a Syndicated Loan.
In the process of buying, selling and holding Syndicated Loans, the Fund may receive and/or pay certain fees. These fees are in addition to interest payments received and may include facility fees, commitment fees, amendment fees, commissions and prepayment penalty fees. On an ongoing basis, the Fund may receive a commitment fee based on the undrawn portion of the underlying line of credit portion of a Syndicated Loan. In certain circumstances, the Fund may receive a prepayment penalty fee upon the prepayment of a Syndicated Loan by a Borrower. Other fees received by the Fund may include covenant waiver fees, covenant modification fees or other amendment fees.
Corporate Bonds.   An issuer of Corporate Bonds typically pays the investor a fixed rate of interest and must repay the amount borrowed on or before maturity. The investment return of Corporate Bonds reflects interest on the security and changes in the market value of the security. The market value of a Corporate Bond generally may be expected to rise and fall inversely with interest rates. The value of intermediate- and longer-term Corporate Bonds normally fluctuates more in response to changes in interest rates than does the value of shorter-term Corporate Bonds. The market value of a Corporate Bond also may be affected by investors’ perceptions of the creditworthiness of the issuer, the issuer’s performance and perceptions of the issuer in the market place. There is a risk that the issuers of Corporate Bonds may not be able to meet their obligations on interest or principal payments at the time called for by an instrument. The Fund may utilize various types of Derivatives, including swaps, for the purpose of gaining exposure to Corporate Bonds.
Structured Credit.   The Fund may invest in asset-backed opportunities across broad sectors such as consumer and commercial specialty finance and corporate credit. The Fund will target investment opportunities that are directly originated and privately negotiated that may include (i) financings secured by pools of consumer loans, commercial loans or real estate assets; (ii) the outright purchase of pools of consumer loans, commercial loans or real estate assets; and (iii) debt and equity investments in U.S.-dollar-denominated CLOs that are primarily backed by corporate leveraged loans issued to primarily U.S. CLOs, as well as Euro-denominated CLOs that are backed primarily by corporate leveraged loans issued to primarily European CLOs. The investments in the “equity” of structured credit products (including CLOs) refers to the Residual Tranche.
The CLO equity tranches (or other similar junior tranches) and privately issued asset-backed securities in which the Fund invests may be highly leveraged, which magnifies the Fund’s risk of loss on such investments.
Stressed Investments.   The Fund may invest in preferred or common shares, or other instruments, of companies undergoing, or that have recently completed, bankruptcies, reorganizations, insolvencies, liquidations or other fundamental changes or similar proceedings or other Stressed Issuers. In any investment opportunity involving any such type, there exists the risk that the contemplated transaction either will be unsuccessful, will take considerable time or will result in a distribution of cash or new securities, the value of which will be less than the purchase price to the Fund of the securities or other financial instruments in respect of which such distribution is received. Similarly, if an anticipated transaction does not in fact occur, the Fund may be required to sell its investment at a loss. The consummation of such transactions can be prevented or delayed by a variety of factors, including but not limited to (i) intervention of a regulatory agency; (ii) market conditions resulting in material changes in securities prices; (iii) compliance with any applicable bankruptcy, insolvency or securities laws; and (iv) the inability to obtain adequate financing. Because there is substantial uncertainty concerning the outcome of transactions involving financially troubled companies in which the Fund intends to invest, there is a potential risk of loss by the Fund of its entire investment in such companies.
Commercial Real Estate Loans.
Senior Mortgage Loans:   These mortgage loans are typically secured by first liens on commercial properties, including the following property types: office, multifamily, retail, industrial, hospitality and mixed-use. In some cases, first lien mortgages may be divided into an A-Note and a B-Note. The A-Note is typically a privately negotiated loan that is secured by a first mortgage on a commercial property or group of related properties that is senior to a B-Note secured by the same first mortgage property or group.
Subordinated Debt:   These loans may include structurally subordinated first mortgage loans and junior participations in first mortgage loans or participations in these types of assets. As noted above, a B-Note is typically a privately negotiated loan that is secured by a first mortgage on a commercial property or group of related properties and is subordinated to an A-Note secured by the same first mortgage property or group. The subordination of a B-Note or junior participation typically is evidenced by participations or intercreditor agreements with other holders of interests in the note. B-Notes are subject to more credit risk with respect to the underlying mortgage collateral than the corresponding A-Note.
Preferred Equity:   Real estate preferred equity investments are subordinate to first mortgage loans and are not collateralized by the property underlying the investment. As a holder of preferred equity, the Fund seeks to enhance its position with covenants that limit the activities of the entity in which the Fund has an interest and protect the Fund’s equity by obtaining an exclusive right to control the underlying property after an event of default, should such a default occur on the Fund’s investment.
Mezzanine Loans:   Like B-Notes, these loans are also subordinated, but are usually secured by a pledge of the borrower’s equity ownership in the entity that owns the property or by a second lien mortgage on the property. In a liquidation, these loans are generally junior to any mortgage liens on the underlying property, but senior to any preferred equity or common equity interests in the entity that owns the property. Investor rights are usually governed by intercreditor agreements.
Other Investment Strategies.   The Fund may also invest in distressed securities, notes, bills, debentures, bank loans, convertible and preferred securities, government and municipal obligations and other credit instruments with similar economic characteristics. In addition, from time to time, the Fund may invest in or hold common shares and other equity securities incidental to the purchase or ownership of a Syndicated Loan or Corporate Bond or in connection with a reorganization of a borrower. The Fund may engage in short sales. The Fund may also use Derivatives to gain investment exposure to credit instruments, to provide downside protection and to dampen volatility. Derivatives may allow the Fund to increase or decrease the level of risk to which the Fund is exposed more quickly and efficiently than transactions in other types of instruments. The Fund may invest in securities of other investment companies, including ETFs, to the extent that these investments are consistent with the Fund’s investment objective, strategies and policies and permissible under the 1940 Act or any applicable exemption therefrom. The Fund may invest in other investment companies to gain broad market or sector exposure, including during periods when it has large amounts of uninvested cash or when the Advisers believe share prices of other investment companies offer attractive values.
Other Characteristics
Below Investment Grade Credit Instruments.   Most of the credit instruments in which the Fund may invest will be rated below investment grade (also known as “junk bonds”). Securities rated below investment grade are those that, at the time of investment, are rated Ba1 or lower by Moody’s, or BB+ or lower by S&P or Fitch, or if unrated are determined by the Advisers to be of comparable quality. Below investment grade securities often are regarded as having predominately speculative characteristics with respect to an issuer’s capacity to pay interest and repay principal. In addition, lower quality debt securities tend to be more sensitive to general economic conditions. Although many of the Fund’s investments may consist of securities rated below investment grade, the Fund reserves the right to invest in credit instruments of any credit quality, maturity and duration.
Foreign Instruments.   The Fund may make investments in non-U.S. entities, including issuers in emerging markets. Emerging market countries are countries that major international financial institutions, such as the World Bank, generally consider to be less economically mature than developed nations, such as the United States or most nations in Western Europe. Emerging market countries can include every nation in the world except the United States, Canada, Japan, Australia, New Zealand, most countries located in Western Europe and certain other countries. The Fund expects that its investment in non-U.S. issuers will be made primarily in U.S. dollar denominated securities, but it reserves the right to purchase securities that are foreign currency denominated. Some non-U.S. securities may be less liquid and more volatile than securities of comparable U.S. issuers.
Illiquid and Restricted Securities.   The Fund may invest in instruments that, at the time of investment, are illiquid (generally, those securities that cannot be disposed of within seven days in the ordinary course of business at approximately the value at which the Fund has valued the securities). Although the Fund may invest in such instruments without limitation, pursuant to the requirements of the 1940 Act, the Board has adopted, and the Fund follows, procedures designed to ensure that the Fund maintains sufficient liquidity to meet its periodic repurchase obligations as an interval fund. The Fund may also invest, without limit, in securities that are unregistered (but are eligible for purchase and sale by certain qualified institutional buyers) or are held by control persons of the issuer and securities that are subject to contractual restrictions on their resale.
The Fund may invest its cash balances in money market instruments, U.S. government securities, commercial paper, certificates of deposit, repurchase agreements and other high-quality debt instruments maturing in one year or less, among other instruments. In addition, and in response to adverse market, economic or political conditions, the Fund may invest in high-quality fixed income securities, money market instruments and money market funds or may hold significant positions in cash or cash equivalents for defensive purposes.
Subsidiaries.   The Fund may make investments through direct and indirect wholly-owned Subsidiaries. Such Subsidiaries will not be registered under the 1940 Act. The Board has oversight responsibility for the investment activities of the Fund, including its investment in any Subsidiary, and the Fund’s role as sole direct or indirect shareholder of any Subsidiary. The Subsidiaries will be advised or managed by the Adviser and have the same investment objective as the Fund. The Fund will “look through” any such Subsidiary for purposes of compliance with its investment policies.
Unless otherwise stated herein or in the Statement of Additional Information, the Fund’s investment objective and policies are non-fundamental policies and may be changed by the Board without prior approval of the Shareholders.
The Investment Process
The Fund’s portfolio is managed by CAM representatives Mitch Goldstein, Greg Margolies and Michael Smith, who are also employees of an affiliate of Ares, where Mitch Goldstein and Michael Smith serve as Co-Heads of the Ares Credit Group and Greg Margolies is a Partner. In managing the portfolio, they employ two principal inputs, a quantitative allocation model and the Sub-Adviser’s Allocation Committee comprised of portfolio managers and investment officers from each underlying credit discipline.
The Ares model utilizes a scoring system intended to quantify the following with a common scale:
•
four risk factors for each asset class including:

◦
volatility:   variability of price for a given security;

◦
liquidity:   extent to which an asset or security can be purchased or sold within the context of its current quoted price;

◦
loss probability:   probability of realizing a loss from default; and

◦
control premium:   premium to value associated with having a controlling position in structuring and originating debt instruments

•
three macroeconomic risk factors including correlation to equities, interest rate risk, and geographic/regional risk

•
relative value spread basis between different asset classes, based on standard deviations in price of each asset

•
relative value of each asset class as compared to its own historical average measured by standard deviation

The Ares scoring for each asset class is then used to solve for an optimal allocation mix using a range of targeted returns. Minimum and maximum concentration and diversification limits may be applied. This output is meant as an objective measure of relative value, useful in guiding both Allocation Committee discussion and in advising Ares co-portfolio managers as to portfolio construction.
Allocation Committee meetings are held monthly and serve multiple ends. The forum is intended to facilitate a congress of expert opinions from across the credit spectrum. Members discuss macroeconomic trends, U.S. and global growth (or contraction), labor market trends, inflation trends, fiscal and monetary policy trends, asset valuations, liquidity conditions and investor sentiment. Each is addressed with respect to its potential effect on lending conditions and credit spreads across underlying asset classes. Consensus is not required, however the agenda will tend to facilitate development of broad “house views” as to macroeconomic forecasts. Specific focus is given to the subject of valuation, and whether each credit asset class is priced attractively relative to its fundamental (absolute) risk and also by comparison to other credit assets. Healthy disagreement on this topic is encouraged, and particular consideration given to the spreads at which most recent loans or bonds have been underwritten by the investment teams of each asset class. The end objective is to determine which asset classes appear cheaply valued and most attractive relative to the risks inherent to each asset class.
The process culminates as Mitch Goldstein, Greg Margolies and Michael Smith determine portfolio positioning and will decide how much of the Fund’s portfolio is invested in each credit asset class. The composition and construction of each underlying asset category is then determined by the portfolio managers specific to that asset category. To the extent possible, such portfolio managers are the same as would be employed in managing a standalone fund within that underlying asset class and the pool of investment ideas from which the underlying asset category is populated would similarly be the same. All investments are either sourced from third parties or by Ares directly, but the Fund expects the vast majority of the Fund’s investments to be directly originated by the Ares investment teams. While each underlying investment team employs its own distinct investment process tailored to that asset class, all portfolio investments undergo intensive screening, due diligence, and credit analyses focused on principal preservation and long-term value creation in market leading businesses. This ensures integrity of process down to the selection of specific companies and credits and is intended to maximize “best ideas” capture across the platform. As the allocation between various asset classes change, underlying portfolio managers are directed to monetize assets or increase their investments to raise liquidity or deploy additional investment capital.

OBJECTIVE SCORING

Absolute Measures

Asset Class Risks
- Historical loss and volatility characteristics
- Liquidity
- Control/origination

Macro Risks
- Correlation to equities
- Interest rate
- Region

Relative Value Measures

- **Spread** basis versus historical measures
- **Standard deviation** analysis
- Determine **relative value** (rich/cheap)

ALLOCATION COMMITTEE

Senior Investment Professionals

Allocation Committee is comprised of Portfolio Managers and Investment Committee members from each underlying asset class:

Direct Lending
Bonds/Loans
Alternative Credit
Real Estate Debt

PORTFOLIO MANAGER EXECUTION

Mitch Goldstein
Portfolio Manager
29 years of experience

Greg Margolies
Portfolio Manager
35 years of experience

Michael Smith
Portfolio Manager
28 years of experience

Objective scoring measured continuously

Allocation Committee meetings

Dynamic
Allocation

TYPES OF INVESTMENTS AND RELATED RISKS
Investors should carefully consider the risk factors described below, before deciding on whether to make an investment in the Fund. The risks set out below are not the only risks the Fund faces. Additional risks and uncertainties not currently known to the Fund or that the Fund currently deems to be immaterial also may materially adversely affect the Fund’s business, financial condition and/or operating results. If any of the following events occur, the Fund’s business, financial condition and results of operations could be materially adversely affected. In such case, the NAV of the Fund’s Shares could decline, and investors may lose all or part of their investment.
Risks Relating to Investment Strategies and Fund Investments
Distressed and Event-Driven Investing Risk.   The Fund may invest in securities and other obligations of companies that are involved in significant financial or business distress, including companies involved in, or that have recently completed, bankruptcy or other reorganization and liquidation proceedings (“Stressed Issuers”) (such investments, “Special Situation Investments”). Although Stressed Investments may result in significant returns for the Fund, they are speculative and involve a substantial degree of risk. The level of analytical sophistication, both financial and legal, necessary for successful investment in distressed assets is unusually high. Therefore, the Fund will be particularly dependent on the analytical abilities of the Adviser. In any reorganization or liquidation proceeding relating to a company in which the Fund invests, the Fund may lose its entire investment, may be required to accept cash or securities with a value less than the Fund’s original investment and/or may be required to accept payment over an extended period of time. Among the risks inherent in investments in a troubled company is that it may be difficult to obtain information as to the true financial condition of such company. Troubled company investments and other distressed asset-based investments require active monitoring.
The Fund may make investments in Stressed Issuers when the Adviser believes it is reasonably likely that the Stressed Issuer will make an exchange offer or will be the subject to a plan of reorganization pursuant to which the Fund will receive new securities in return for a Special Situation Investment. There can be no assurance, however, that such an exchange offer will be made or that such a plan of reorganization will be adopted. In addition, a significant period of time may pass between the time at which the Fund makes its investment in the Special Situation Investment and the time that any such exchange offer or plan of reorganization is completed, if at all. During this period, it is unlikely that the Fund would receive any interest payments on the Special Situation Investment, the Fund would be subject to significant uncertainty whether the exchange offer or plan of reorganization will be completed and the Fund may be required to bear certain extraordinary expenses to protect and recover its investment. Therefore, to the extent the Fund seeks capital appreciation through investment in Special Situation Investments, the Fund’s ability to achieve current income for its shareholders may be diminished. The Fund also will be subject to significant uncertainty as to when, in what manner and for what value the obligations evidenced by Special Situation Investments will eventually be satisfied (e.g., through a liquidation of the obligor’s assets, an exchange offer or plan of reorganization involving the Special Situation Investments or a payment of some amount in satisfaction of the obligation). Even if an exchange offer is made or plan of reorganization is adopted with respect to Special Situation Investments held by the Fund, there can be no assurance that the securities or other assets received by the Fund in connection with such exchange offer or plan of reorganization will not have a lower value or income potential than may have been anticipated when the investment was made or even no value. Moreover, any securities received by the Fund upon completion of an exchange offer or plan of reorganization may be restricted as to resale. Similarly, if the Fund participates in negotiations with respect to any exchange offer or plan of reorganization with respect to an issuer of Special Situation Investments, the Fund may be restricted from disposing of such securities. To the extent that the Fund becomes involved in such proceedings, the Fund may have a more active participation in the affairs of the issuer than that assumed generally by an investor.
To the extent that the Fund holds interests in a Stressed Issuer that are different (or more senior or junior) than those held by other funds and/or accounts managed by the Adviser or its affiliates (“Other Accounts”), the Adviser is likely to be presented with decisions involving circumstances where the interests of such Other Accounts may be in conflict with the Fund’s interests. Furthermore, it is possible that the Fund’s interest may be subordinated or otherwise adversely affected by virtue of such Other Accounts’ involvement and actions relating to their investment. In addition, when the Fund and Other Accounts hold investments in the same Stressed Issuer (including in the same level of the capital structure), the Fund may be prohibited by applicable law from participating in restructurings, work-outs, renegotiations or other activities related to its investment in the Stressed Issuer absent an exemption due to the fact that Other Accounts hold investments in the same Stressed Issuer. As a result, the Fund may not be permitted by law to make the same investment decisions as Other Accounts in the same or similar situations even if the Adviser believes it would be in the Fund’s best economic interests to do so. Also, the Fund may be prohibited by applicable law from investing in a Stressed Issuer (or an affiliate) that Other Accounts are also investing in or currently invest in even if the Adviser believes it would be in the best economic interests of the Fund to do so. Furthermore, entering into certain transactions that are not deemed prohibited by law when made may potentially lead to a condition that raises regulatory or legal concerns in the future. This may be the case, for example, with Stressed Issuers who are near default and more likely to enter into restructuring or work-out transactions with their existing debt holders, which may include the Fund and its affiliates. In some cases, to avoid the potential of future prohibited transactions, the Adviser may avoid recommending allocating an investment opportunity to the Fund that it would otherwise recommend, subject to the Adviser’s then-current allocation policy and any applicable exemptions.
The Fund may also invest in companies in expectation of a specific event or catalyst, which may be external (e.g., a macroeconomic event impacting relevant markets) or an event that is specific to the company (e.g., a Chapter 11 filing). Such event-driven investing requires the Fund to make judgments concerning (i) the likelihood that an event will occur; and (ii) the impact such event will have on the value of the Fund’s investment in the relevant company. If the event fails to occur or it does not have the effect foreseen, significant losses can result.
Market Price Inefficiency Risk.   The Fund seeks investment opportunities based on what the Advisers perceive as market inefficiencies. However, recognizing market inefficiencies requires a high level of market expertise and is inherently difficult because it requires the recognition of information that the majority of market participants have not identified. The Fund may not effectively recognize market inefficiencies and, even if it does, the market may not correct as the Fund predicts, either of which could result in significant losses to the Fund.
Limited Portfolio Companies Risk.   The Fund seeks to achieve its investment objective by focusing on a limited number of opportunities across the investment universe that it believes offer potentially exceptional risk-adjusted income and returns as compared to more traditional investment strategies under current and expected economic conditions. As a result, the Fund’s portfolio may be focused in a limited number of portfolio companies and industries. Beyond the asset diversification requirements associated with the Fund’s qualification as a RIC under Subchapter M of the Code and the fundamental investment limitations set forth in the Statement of Additional Information, the Fund does not have fixed guidelines for diversification, and while the Fund is not targeting any specific industries, the Fund’s investments may be focused in relatively few industries or portfolio companies. As a result, the aggregate income and returns the Fund realizes may be significantly adversely affected if a small number of investments perform poorly or if the Fund needs to write down the value of any one investment. Additionally, a downturn in any particular industry in which the Fund is invested could also significantly impact the aggregate income and returns it realizes.
Debt Instruments Risk.   The Fund may invest in loans and other types of debt instruments and securities. Such investments may be secured, partially secured or unsecured and may be rated or unrated, and whether or not rated, may have speculative characteristics. Changes in interest rates generally will cause the value of fixed rate debt investments held by the Fund to vary inversely to such changes. Debt investments with longer terms to maturity or duration are subject to greater volatility than investments in shorter-term obligations. The issuer of a debt security or instrument may not be able or willing to pay interest or to repay principal when due in accordance with the terms of the associated agreement. An obligor’s willingness to pay interest or to repay principal due in a timely manner may be affected by, among other factors, its cash flow. Commercial bank lenders may be able to contest payments to the holders of other debt obligations of the same obligor in the event of default under their commercial bank loan agreements. See also “Types of Investments and Related Risks — Credit Risk.”
The Fund may invest in loans and other similar forms of debt. Such forms of indebtedness may be different from traditional debt securities in that debt securities are typically part of a large issue of securities and loans and similar debt instruments may not be securities, but may represent a specific commercial loan to a borrower. Loan participations typically represent direct participation, together with other parties, in a loan to a corporate borrower, and generally are offered by banks or other financial institutions or lending syndicates. The Fund may participate in such syndications, or can buy part of a loan, becoming a part lender. When purchasing indebtedness and loan participations, the Fund assumes the credit risk associated with the borrower and may assume the credit risk associated with an interposed bank or other Financial Intermediary. Members of a syndicate in which the Fund participates may have different and sometimes superior rights to those of the Fund. Where the Fund invests as a sub-participant in syndicated debt, it may be subject to certain risks as a result of having no direct contractual relationship with the underlying borrower. As a result, the Fund will generally be dependent on the lender to enforce its rights and obligations under the loan arrangements in the event of a default by the underlying borrower and will generally not have any direct rights against the underlying borrower, any direct rights in the collateral, if any, securing such borrowing, or any right to deal directly with such borrower. The lender will, in general, retain the right to determine whether remedies provided for in the underlying loan arrangement will be exercised, or waived. In the event that the Fund enters into such an investment, there can be no assurance that its ability to realize upon a participation will not be interrupted or impaired in the event of the bankruptcy or insolvency of any of the borrower or the lender or that in such circumstances the Fund will benefit from any set-off between the lender and the borrower. Claims by third parties arising from these and other risks may be borne by the Fund.
Syndicated Loans Risk.   The Syndicated Loans in which the Fund will invest will primarily be rated below investment grade, but may also be unrated and of comparable credit quality. Although Syndicated Loans are senior and typically secured in a first lien (including “unitranche” loans, which are loans that combine both senior and subordinated debt, generally in a first lien position) or second lien position in contrast to other below investment grade fixed income instruments, which are often subordinated or unsecured, the risks associated with such Syndicated Loans are generally similar to the risks of other below investment grade fixed income instruments. Investments in below investment grade Syndicated Loans are considered speculative because of the credit risk of the Borrowers. Such Borrowers are more likely than investment grade Borrowers to default on their payments of interest and principal owed to the Fund, and such defaults could reduce the Fund’s NAV and income distributions. An economic downturn would generally lead to a higher non-payment rate, and a Syndicated Loan may lose significant market value before a default occurs. Moreover, any specific collateral used to secure a Syndicated Loan may decline in value or become illiquid, which could adversely affect the Syndicated Loan’s value. Syndicated Loans are subject to a number of risks described elsewhere in this prospectus, including liquidity risk and the risk of investing in below investment grade fixed income instruments.
Syndicated Loans are subject to the risk of non-payment of scheduled interest or principal. Such non-payment would result in a reduction of income to the Fund, a reduction in the value of the investment and a potential decrease in the NAV of the Fund. There can be no assurance that the liquidation of any collateral securing a Syndicated Loan would satisfy the Borrower’s obligation in the event of non-payment of scheduled interest or principal payments, whether when due or upon acceleration, or that the collateral could be liquidated, readily or otherwise. In the event of bankruptcy or insolvency of a Borrower, the Fund could experience delays or limitations with respect to its ability to realize the benefits of the collateral, if any, securing a Syndicated Loan. The collateral securing a Syndicated Loan, if any, may lose all or substantially all of its value in the event of the bankruptcy or insolvency of a Borrower. Some Syndicated Loans are subject to the risk that a court, pursuant to fraudulent conveyance or other similar laws, could subordinate such Syndicated Loans to presently existing or future indebtedness of the Borrower or take other action detrimental to the holders of Syndicated Loans including, in certain circumstances, invalidating such Syndicated Loans or causing interest previously paid to be refunded to the Borrower. Additionally, a Syndicated Loan may be “primed” in bankruptcy, which reduces the ability of the holders of the Syndicated Loan to recover on the collateral. Priming takes place when a debtor in bankruptcy is allowed to incur additional indebtedness by the bankruptcy court and such indebtedness has a senior or pari passu lien with the debtor’s existing secured indebtedness, such as existing Syndicated Loans or secured Corporate Bonds.
There may be less readily available information about most Syndicated Loans and the Borrowers thereunder than is the case for many other types of securities, including securities issued in transactions registered under the Securities Act of 1933, as amended (the “1933 Act”), or registered under the Securities

Exchange Act of 1934, as amended (the “Exchange Act”), and Borrowers subject to the periodic reporting requirements of Section 13 of the Exchange Act. Syndicated Loans may be issued by companies that are not subject to SEC reporting requirements and these companies, therefore, do not file reports with the SEC that must comply with SEC form requirements and, in addition, are subject to a less stringent liability disclosure regime than companies subject to SEC reporting requirements. As a result, the Advisers will rely primarily on their own evaluation of a Borrower’s credit quality rather than on any available independent sources. Therefore, the Fund will be particularly dependent on the analytical abilities of the Advisers. In certain circumstances, Syndicated Loans may not be deemed to be securities under certain federal securities laws, other than the 1940 Act. Therefore, in the event of fraud or misrepresentation by a Borrower or an arranger, the Fund may not have the protection of the antifraud provisions of the federal securities laws as would otherwise be available for bonds or stocks. Instead, in such cases, parties generally would rely on the contractual provisions in the Syndicated Loan agreement itself and common law fraud protections under applicable state law.
The secondary trading market for Syndicated Loans may be less liquid than the secondary trading market for registered investment grade debt securities. No active trading market may exist for certain Syndicated Loans, which may make it difficult to value them. Illiquidity and adverse market conditions may mean that the Fund may not be able to sell Syndicated Loans quickly or at a fair price. To the extent that a secondary market does exist for certain Syndicated Loans, the market for them may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods.
Syndicated Loans and other variable rate debt instruments are subject to the risk of payment defaults of scheduled interest or principal. Such payment defaults would result in a reduction of income to the Fund, a reduction in the value of the investment and a potential decrease in the NAV of the Fund. Similarly, a sudden and significant increase in market interest rates may increase the risk of payment defaults and cause a decline in the value of these investments and in the Fund’s NAV. Other factors (including, but not limited to, rating downgrades, credit deterioration, a large downward movement in share prices, a disparity in supply and demand of certain securities or market conditions that reduce liquidity) can reduce the value of Syndicated Loans and other debt obligations, impairing the Fund’s NAV.
Syndicated Loans are subject to legislative risk. If legislation or state or federal regulations impose additional requirements or restrictions on the ability of financial institutions to make loans, the availability of Syndicated Loans for investment by the Fund may be adversely affected. In addition, such requirements or restrictions could reduce or eliminate sources of financing for certain Borrowers. This would increase the risk of default. If legislation or federal or state regulations require financial institutions to increase their capital requirements this may cause financial institutions to dispose of Syndicated Loans that are considered highly levered transactions. Such sales could result in prices that, in the opinions of the Advisers, do not represent fair value. If the Fund attempts to sell a Syndicated Loan at a time when a financial institution is engaging in such a sale, the price the Fund could receive for the Syndicated Loan may be adversely affected.
The Fund expects to acquire Syndicated Loans through assignments and, to a lesser extent, through participations. The purchaser of an assignment typically succeeds to all the rights and obligations of the assigning institution and becomes a lender under the credit agreement with respect to the debt obligation; however, the purchaser’s rights can be more restricted than those of the assigning institution, and the Fund may not be able to unilaterally enforce all rights and remedies under the loan and with regard to any associated collateral. In general, a participation is a contractual relationship only with the institution participating out the interest, not with the Borrower. Sellers of participations typically include banks, broker-dealers, other financial institutions and lending institutions. In purchasing participations, the Fund generally will have no right to enforce compliance by the Borrower with the terms of the loan agreement against the Borrower, and the Fund may not directly benefit from the collateral supporting the debt obligation in which it has purchased the participation. As a result, (i) the Fund will be exposed to the credit risk of both the Borrower and the institution selling the participation; and (ii) both the Borrower and the institution selling the participation will be considered issuers for purposes of the Fund’s investment restriction concerning industry concentration. See “Investment Restrictions” in the Statement of Additional Information. Further, in purchasing participations in lending syndicates, the Fund may be more limited than it otherwise would be in its ability to conduct due diligence on the Borrower. In addition, as a holder of the participations, the Fund may not have voting rights or inspection rights that the Fund would otherwise have if it were investing directly in the Syndicated Loan, which may result in the Fund being exposed to greater credit or fraud risk with respect to the Borrower or the Syndicated Loan.
Subordinated Loans Risk.   Although the Fund does not expect Subordinated Loans to be a significant component of its portfolio, it may invest in such instruments from time to time. Subordinated Loans generally are subject to similar risks as those associated with investments in Syndicated Loans, except that such loans are subordinated in payment and/or lower in lien priority to first lien holders. In the event of default on a Subordinated Loan, the first priority lien holder has first claim to the underlying collateral of the loan to the extent such claim is secured. Additionally, an oversecured creditor may be entitled to additional interest and other charges in bankruptcy increasing the amount of their allowed claim. Subordinated Loans are subject to the additional risk that the cash flow of the Borrower and property securing the loan or debt, if any, may be insufficient to meet scheduled payments after giving effect to the senior obligations of the Borrower. This risk is generally higher for subordinated unsecured loans or debt, which are not backed by a security interest in any specific collateral. Subordinated Loans generally have greater price volatility than Syndicated Loans and may be less liquid.
“Covenant-Lite” Loans Risk.   Some of the loans in which the Fund may invest directly or indirectly through its investments in collateralized debt obligations (“CDOs”), CLOs or other types of structured securities may be “covenant-lite” loans, which means the loans contain fewer maintenance covenants than other loans (in some cases, none) and do not include terms which allow the lender to monitor the performance of the borrower and declare a default if certain criteria are breached. An investment by the Fund in a covenant-lite loan may potentially hinder the ability to reprice credit risk associated with the issuer and reduce the ability to restructure a problematic loan and mitigate potential loss. The Fund may also experience delays in enforcing its rights on its holdings of covenant-lite loans. As a result of these risks, the Fund’s exposure to losses may be increased, which could result in an adverse impact on the Fund’s net income and net asset value.
Corporate Bond Risk.   The market value of a Corporate Bond generally may be expected to rise and fall inversely with interest rates. The market value of intermediate- and longer-term Corporate Bonds is generally more sensitive to changes in interest rates than is the market value of shorter-term Corporate Bonds. The market value of a Corporate Bond also may be affected by factors directly related to the issuer, such as investors’ perceptions of the creditworthiness of the issuer, the issuer’s financial performance, perceptions of the issuer in the market place, performance of management of the issuer, the issuer’s capital structure and use of financial leverage and demand for the issuer’s goods and services. Certain risks associated with investments in Corporate Bonds are described elsewhere in this Prospectus in further detail, including under “Credit Risk”, “Prepayment Risk” and “Inflation and Deflation Risk”. There is a risk that the issuers of Corporate Bonds may not be able to meet their obligations on interest or principal payments at the time called for by an instrument. The Fund expects to invest primarily in Corporate Bonds that are high yield issues rated below investment grade. High yield Corporate Bonds are often high risk and have speculative characteristics. High yield Corporate Bonds may be particularly susceptible to adverse issuer-specific developments. High yield Corporate Bonds are subject to the risks described below under “Below Investment Grade Rating Risk.”
Asset-Backed Securities Risk.   Asset-backed securities often involve risks that are different from or more acute than risks associated with other types of debt instruments. For instance, asset-backed securities may be particularly sensitive to changes in prevailing interest rates. In addition, the underlying assets are subject to prepayments that shorten the securities’ weighted average maturity and may lower their return. Asset-backed securities are also subject to risks associated with their structure and the nature of the assets underlying the security and the servicing of those assets. Payment of interest and repayment of principal on asset-backed securities is largely dependent upon the cash flows generated by the assets backing the securities and, in certain cases, supported by letters of credit, surety bonds or other credit enhancements. The values of asset-backed securities may be substantially dependent on the servicing of the underlying asset pools, and are therefore subject to risks associated with the negligence by, or defalcation of, their servicers. Furthermore, debtors may be entitled to the protection of a number of state and federal consumer credit laws with respect to the assets underlying these securities, which may give the debtor the right to avoid or reduce payment. In addition, due to their often complicated structures, various asset-backed securities may be difficult to value and may constitute illiquid investments. The liquidity of asset-backed securities (particularly below investment grade asset-backed securities) may change over time. During periods of deteriorating economic conditions, such as recessions, or periods of rising unemployment, delinquencies and losses generally increase, sometimes dramatically, with respect to securitizations involving loans, sales contracts, receivables and other obligations underlying asset-backed securities. If many borrowers on the underlying loans default, losses could exceed the credit enhancement level and result in losses to investors in asset-backed securities.
Below Investment Grade Rating Risk.   The Fund expects that its investments in Syndicated Loans, Subordinated Loans, Corporate Bonds and other debt instruments will consist primarily of securities and loans that are rated below investment grade or unrated and of comparable credit quality. Corporate Bonds that are rated below investment grade are often referred to as “high yield”securities or “junk bonds.”Below investment grade Syndicated Loans, high yield securities and other similar instruments are rated “Ba1” or lower by Moody’s, “BB+” or lower by S&P or “BB+” or lower by Fitch or, if unrated, are judged by the Advisers to be of comparable credit quality. While generally providing greater income and opportunity for gain, below investment grade rated Corporate Bonds and Syndicated Loans and similar debt instruments may be subject to greater risks than securities or instruments that have higher credit ratings, including a higher risk of default. The credit rating of a Corporate Bond and Syndicated Loan that is rated below investment grade does not necessarily address its market value risk, and ratings may from time to time change, positively or negatively, to reflect developments regarding the issuer’s financial condition. Below investment grade Corporate Bonds and Syndicated Loans and similar instruments often are considered to be speculative with respect to the capacity of the Borrower to timely repay principal and pay interest or dividends in accordance with the terms of the obligation and may have more credit risk than higher rated securities. Lower grade securities and similar debt instruments may be particularly susceptible to economic downturns. It is likely that a prolonged or deepening economic recession could adversely affect the ability of some Borrowers issuing such Corporate Bonds, Syndicated Loans and similar debt instruments to repay principal and pay interest on the instrument, increase the incidence of default and severely disrupt the market value of the securities and similar debt instruments.
The secondary market for below investment grade Corporate Bonds and Syndicated Loans and similar instruments may be less liquid than that for higher rated instruments. Because unrated securities may not have an active trading market or may be difficult to value, the Fund might have difficulty selling them promptly at an acceptable price. To the extent that the Fund invests in unrated securities, the Fund’s ability to achieve its investment objective will be more dependent on the Advisers’ credit analysis than would be the case when the Fund invests in rated securities.
Under normal market conditions, the Fund will invest in Syndicated Loans and Corporate Bonds, and may invest in Subordinated Loans and other debt instruments, rated in the lower rating categories (“Caa1” or lower by Moody’s, “CCC+” or lower by S&P or CCC+ or lower by Fitch) or unrated and of comparable quality. For these securities, the risks associated with below investment grade instruments are more pronounced. The Fund may incur additional expenses to the extent it is required to seek recovery upon a default in the payment of principal or interest on its portfolio holdings. In any reorganization or liquidation proceeding relating to an investment, the Fund may lose its entire investment or may be required to accept cash or securities with a value substantially less than its original investment.
Collateralized Loan Obligations Risk.   CLOs issue debt securities in tranches with different payment characteristics and different credit ratings. The rated tranches of CLO Debt Securities are generally assigned credit ratings by one or more nationally recognized statistical rating organizations (“NRSRO”). Residual tranches are the most junior tranches and do not receive ratings. Below investment grade tranches of CLO Debt Securities typically experience a lower recovery, greater risk of loss or deferral or non-payment of interest than more senior tranches of the CLO.
The riskiest portion of the capital structure of a CLO is the subordinated (or residual) tranche, which bears the bulk of defaults from the loans in the CLO and serves to protect the other, more senior tranches from default in all but the most severe circumstances. Since it is partially protected from defaults, a senior tranche from a CLO typically has higher ratings and lower yields than the underlying securities, and can be rated investment grade. Despite the protection from the subordinated tranche, CLO tranches can experience substantial losses due to actual defaults, increased sensitivity to defaults due to collateral default and disappearance of protecting tranches, market anticipation of defaults and aversion to CLO Securities as a class. The risks of an investment in a CLO depend largely on the collateral and the tranche of the CLO in which the Fund invests.

The CLOs in which the Fund invests may have issued and sold debt tranches that will rank senior to the tranches in which the Fund invests. By their terms, such more senior tranches may entitle the holders to receive payment of interest or principal on or before the dates on which the Fund is entitled to receive payments with respect to the tranches in which the Fund invests.
Also, in the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of a CLO, holders of more senior tranches would typically be entitled to receive payment in full before the Fund receives any distribution. After repaying such senior creditors, such CLO may not have any remaining assets to use for repaying its obligation to the Fund. In the case of tranches ranking equally with the tranches in which the Fund invests, the Fund would have to share on an equal basis any distributions with other creditors holding such securities in the event of an insolvency, liquidation, dissolution, reorganization or bankruptcy of the relevant CLO. Therefore, the Fund may not receive back the full amount of its investment in a CLO.
The transaction documents relating to the issuance of CLO Debt Securities may impose eligibility criteria on the assets of the CLO, restrict the ability of the CLO’s investment manager to trade investments and impose certain portfolio-wide asset quality requirements. These criteria, restrictions and requirements may limit the ability of the CLO’s investment manager to maximize returns on the CLO Debt Securities. In addition, other parties involved in CLOs, such as third-party credit enhancers and investors in the rated tranches, may impose requirements that have an adverse effect on the returns of the various tranches of CLO Debt Securities. Furthermore, CLO Debt Securities issuance transaction documents generally contain provisions that, in the event that certain tests are not met (generally interest coverage and over-collateralization tests at varying levels in the capital structure), proceeds that would otherwise be distributed to holders of a junior tranche must be diverted to pay down the senior tranches until such tests are satisfied. Failure (or increased likelihood of failure) of a CLO to make timely payments on a particular tranche will have an adverse effect on the liquidity and market value of such tranche.
Payments to holders of CLO Debt Securities may be subject to deferral. If cash flows generated by the underlying assets are insufficient to make all current and, if applicable, deferred payments on CLO Debt Securities, no other assets will be available for payment of the deficiency and, following realization of the underlying assets, the obligations of the issuer of the related CLO Debt Securities to pay such deficiency will be extinguished.
The market value of CLO Debt Securities may be affected by, among other things, changes in the market value of the underlying assets held by the CLO, changes in the distributions on the underlying assets, defaults and recoveries on the underlying assets, capital gains and losses on the underlying assets, prepayments on underlying assets and the availability, prices and interest rate of underlying assets. Furthermore, the leveraged nature of each subordinated class may magnify the adverse impact on such class of changes in the value of the assets, changes in the distributions on the assets, defaults and recoveries on the assets, capital gains and losses on the assets, prepayment on assets and availability, price and interest rates of assets. Finally, CLO Debt Securities are limited recourse and may not be paid in full and may be subject to up to 100% loss.
Commercial Real Estate Lending Investments Risk.   The Fund’s senior commercial real estate loans are secured by commercial property and are subject to risks of delinquency and foreclosure, and risks of loss that may be greater than similar risks associated with loans made on the security of single-family residential property. The ability of a borrower to repay a loan secured by an income-producing property typically is dependent primarily upon the successful operation of such property rather than upon the existence of independent income or assets of the borrower. If the net operating income of the property is reduced, the borrower’s ability to repay the loan may be impaired. Net operating income of an income-producing property can be adversely affected by, among other things:
•
tenant mix;

•
success of tenant businesses;

•
property management decisions;

•
property location, condition and design;

•
competition from comparable types of properties;

•
changes in laws that increase operating expenses or limit rents that may be charged;

•
changes in national, regional or local economic conditions and/or specific industry segments, including the credit and securitization markets;

•
declines in regional or local real estate values;

•
declines in regional or local rental or occupancy rates;

•
increases in interest rates, real estate tax rates and other operating expenses;

•
costs of remediation and liabilities associated with environmental conditions;

•
the potential for uninsured or underinsured property losses;

•
changes in governmental laws and regulations, including fiscal policies, zoning ordinances and environmental legislation and the related costs of compliance; and

•
acts of God, terrorist attacks, social unrest and civil disturbances.

In the event of any default under a mortgage loan held directly by the Fund, the Fund will bear a risk of loss of principal to the extent of any deficiency between the value of the collateral and the principal and accrued interest of the mortgage loan, which could have a material adverse effect on the Fund’s cash flow from operations and limit amounts available for distribution to the Fund’s Shareholders. In the event of the bankruptcy of a mortgage loan borrower, the mortgage loan to such borrower will be deemed to be secured only to the extent of the value of the underlying collateral at the time of bankruptcy (as determined by the bankruptcy court), and the lien securing the mortgage loan will be subject to the avoidance powers of the bankruptcy trustee or debtor-in-possession to the extent the lien is unenforceable under state law. Foreclosure of a mortgage loan can be an expensive and lengthy process, which could have a substantial negative effect on the Fund’s anticipated return on the foreclosed mortgage loan.
Duration and Maturity Risk.   The Fund has no fixed policy regarding portfolio maturity or duration. Holding long duration and long maturity investments will expose the Fund to certain magnified risks. When interest rates rise, certain obligations will be paid off by the issuers of debt investments more slowly than anticipated, causing the value of these obligations to fall. Rising interest rates tend to extend the duration of securities, making them more sensitive to changes in interest rates. The value of longer-term securities generally changes more in response to changes in interest rates than shorter-term securities. As a result, in a period of rising interest rates, such as in recent years, securities may exhibit additional volatility and may lose value.
When interest rates fall, certain obligations will be paid off by the issuers of debt investments more quickly than originally anticipated, and the Fund may have to invest the proceeds in securities with lower yields. In periods of falling interest rates, the rate of prepayments tends to increase (as does price fluctuation) as issuers of debt instruments are motivated to pay off debt and refinance at new lower rates. During such periods, reinvestment of the prepayment proceeds by the Adviser will generally be at lower rates of return than the return on the assets that were prepaid. Prepayment reduces the yield to maturity and the average life of the security.
Distressed and Defaulted Debt Risk.   The Fund may invest, to a limited extent, in securities, including loans purchased in the secondary market, that are the subject of bankruptcy proceedings or otherwise in default or at risk of being in default as to the repayment of principal and/or interest at the time of acquisition by the Fund (“Distressed Debt”). Investment in Distressed Debt is speculative and involves significant risks.
The Fund may make such investments when the Advisers believe it is reasonably likely that the issuer of Distressed Debt will make an exchange offer or will be the subject of a plan of reorganization pursuant to which the Fund will receive new securities in return for Distressed Debt. There can be no assurance, however, that such an exchange offer will be made or that such a plan of reorganization will be adopted. In addition, a significant period of time may pass between the time at which the Fund makes its investment in Distressed Debt and the time that any such exchange offer or plan of reorganization is completed, if at all. During this period, it is unlikely that the Fund would receive any interest payments on the Distressed Debt, the Fund would be subject to significant uncertainty whether the exchange offer or plan of reorganization will be completed and the Fund may be required to bear certain extraordinary expenses to protect and recover its investment. Therefore, to the extent the Fund seeks capital appreciation through investment in Distressed Debt, the Fund’s ability to achieve current income for its Shareholders may be diminished. The Fund also will be subject to significant uncertainty as to when and in what manner and for what value the obligations evidenced by the Distressed Debt will eventually be satisfied (e.g., through a liquidation of the obligor’s assets, an exchange offer or plan of reorganization involving the Distressed Debt or a payment of some amount in satisfaction of the obligation). Even if an exchange offer is made or plan of reorganization is adopted with respect to Distressed Debt held by the Fund, there can be no assurance that the securities or other assets received by the Fund in connection with such exchange offer or plan of reorganization will not have a lower value or income potential than may have been anticipated when the investment was made or no value. Moreover, any securities received by the Fund upon completion of an exchange offer or plan of reorganization may be restricted as to resale. Similarly, if the Fund participates in negotiations with respect to any exchange offer or plan of reorganization with respect to an issuer of Distressed Debt, the Fund may be restricted from disposing of such securities. To the extent that the Fund becomes involved in such proceedings, the Fund may have a more active participation in the affairs of the issuer than that assumed generally by an investor.
Credit Risk.   Credit risk is the risk that one or more loans or debt securities in the Fund’s portfolio will decline in price or one or more Borrowers will fail to pay interest or principal when due because one or more Borrowers experiences a decline in its financial condition. While a senior position in the capital structure of a Borrower may provide some protection with respect to the Fund’s investments in Syndicated Loans, losses may still occur because the market value of Syndicated Loans is affected by the creditworthiness of Borrowers and by general economic and specific industry conditions. To the extent the Fund invests in below investment grade Corporate Bonds, Syndicated Loans or other investments, it will be exposed to a greater amount of credit risk than a fund that invests in investment grade securities or loans. Typically, the prices of lower grade securities or loans are more sensitive to negative developments, such as a decline in the Borrower’s revenues or a general economic downturn, than are the prices of higher grade securities or loans.
Credit Ratings Risk.   Credit ratings represent only the opinion of a rating agency with respect to the ability of a company to make principal and interest payments on its securities. In determining a credit rating, rating agencies do not evaluate the risks of fluctuations in market value. Further, there may be limits on the effectiveness of the rating agencies’ financial models. For these and other reasons, a credit rating may not fully reflect the risks inherent in the relevant security. Further, a rating agency may have a conflict of interest with respect to a security for which it assigns a particular rating. For example, if the issuer or sponsor of a security pays a rating agency for the analysis of its security, a conflict of interest exists that could affect the reliability of the rating. In addition, credit rating agencies may or may not make timely changes to a rating to reflect changes in the economy or in the conditions of the issuer that affect the market value of the security. In other words, a security or an issuer may maintain a certain credit rating even though conditions have deteriorated or improved since the rating was issued. Consequently, credit ratings should not necessarily be relied upon as an indicator of investment quality. If a rating agency changes the rating assigned to one or more of the Fund’s investments, the Fund is not required to sell the relevant securities.
Covenant Breach Risk.   A borrower may fail to satisfy financial or operating covenants imposed by the Fund or other lenders, which could lead to defaults and, potentially, termination of its loans and foreclosure on its secured assets, which could trigger cross-defaults under other agreements and jeopardize such company’s ability to meet its obligations under the debt or equity securities that the Fund holds. The Fund may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms, which may include the waiver of certain financial covenants, with a defaulting company.
Prepayment Risk.   During periods of declining interest rates, Borrowers may exercise their option to prepay principal earlier than scheduled. For Corporate Bonds, such payments often occur during periods of declining interest rates, which may require the Fund to reinvest in lower yielding securities, resulting in a possible decline in the Fund’s income and dividends to Shareholders. This is known as prepayment or “call”risk. Below investment grade Corporate Bonds frequently have call features that allow the issuer to redeem the security at dates prior to its stated maturity at a specified price (typically greater than the stated principal amount) only if certain prescribed conditions are met (“Call Protection”). An issuer may redeem Corporate Bonds if, for example, the issuer can refinance the debt at a lower cost due to declining interest rates or an improvement in the credit standing of the issuer. Fixed income securities may be purchased at prices below or above their stated principal amount. For premium Corporate Bonds (Corporate Bonds acquired at prices that exceed their stated principal amount), prepayment risk may be enhanced given that the Fund would lose the potential value of the yield-to-maturity of the bonds in the event they are redeemed at the stated principal amount.
Syndicated Loans and Subordinated Loans are subject to prepayment risk and typically do not have Call Protection. The degree to which Borrowers prepay Syndicated Loans and Subordinated Loans, whether as a contractual requirement or at their election, may be affected by general business conditions, the financial condition of the Borrower and competitive conditions among Syndicated Loan and Subordinated Loan investors, among others. For these reasons, prepayments cannot be predicted with accuracy. Upon a prepayment, either in part or in full, the outstanding debt from which the Fund derives interest income will be reduced. The Fund may not be able to reinvest the proceeds received on terms as favorable as the prepaid loan.
Short Sales Risk.   A short sale is a transaction in which the Fund sells an instrument that it does not own in anticipation that the market price will decline. To deliver the securities to the buyer, the Fund arranges through a broker to borrow the securities and, in so doing, the Fund becomes obligated to replace the securities borrowed at their market price at the time of replacement. When selling short, the Fund intends to replace the securities at a lower price and therefore profit from the difference between the cost to replace the securities and the proceeds received from the sale of the securities. When the Fund makes a short sale, the proceeds it receives from the sale will be held on behalf of a broker until the Fund replaces the borrowed securities. The Fund may have to pay a premium to borrow the securities and must pay any dividends or interest payable on the securities until they are replaced. The Fund’s obligation to replace the securities borrowed in connection with a short sale will be secured by collateral deposited with the broker that consists of cash and/or liquid securities. Short sales involve certain risks and special considerations. If the Fund incorrectly predicts that the price of the borrowed security will decline, the Fund will have to replace the securities with securities with a greater value than the amount received from the sale. As a result, losses from short sales differ from losses that could be incurred from a purchase of a security because losses from short sales may be unlimited, whereas losses from purchases can equal only the total amount invested.
No Control Over Portfolio Companies.   The Fund does not expect to control most of its portfolio companies, although its debt agreements with such portfolio companies may contain certain restrictive covenants. As a result, the Fund is subject to the risk that a portfolio company in which it invests may make business decisions with which it disagrees and the management of such company, as representatives of the holders of its common equity, may take risks or otherwise act in ways that do not serve the Fund’s interests as a debt investor. A portfolio company may make decisions that could decrease the value of the Fund’s portfolio holdings. The Fund may not be able to dispose of its interests in its portfolio companies as readily as it would like or at an appropriate valuation, if it invests in non-traded companies. In addition, where the Fund is entitled to occupy a seat on the board of a portfolio company, such involvement may prevent the Fund from freely disposing of its debt investments and may subject the Fund to additional liability or result in re-characterization of its debt investments as equity.
Mezzanine Investments Risk.   The Fund may invest in mezzanine debt instruments, which are expected to be unsecured and made in companies with capital structures having significant indebtedness ranking ahead of the investments, all or a significant portion of which may be secured. While the investments may benefit from the same or similar financial and other covenants as those applicable to the indebtedness ranking ahead of the investments and may benefit from cross-default provisions and security over the company’s assets, some or all of such terms may not be part of particular investments and the mezzanine debt will be subordinated in recovery to senior classes of debt in the event of a default. Mezzanine investments generally are subject to various risks, including, without limitation: (i) a subsequent characterization of an investment as a “fraudulent conveyance”; (ii) the recovery as a “preference” of liens perfected or payments made on account of a debt in the 90 days before a bankruptcy filing; (iii) equitable subordination claims by other creditors; (iv) so-called “lender liability” claims by the issuer of the obligations; and (v) environmental liabilities that may arise with respect to any collateral securing the obligations.
Convertible Securities Risk.   Convertible securities are bonds, debentures, notes, preferred stocks or other securities that may be converted into or exchanged for a specified amount of common stock or other equity security of the same or a different issuer within a particular period of time at a specified price or formula. A convertible security entitles its holder to receive interest that is generally paid or accrued on debt or a dividend that is paid or accrued on preferred stock until the convertible security matures or is redeemed, converted or exchanged. Convertible securities have unique investment characteristics in that they generally: (i) have higher yields than common stocks, but lower yields than comparable non-convertible securities; (ii) are less subject to fluctuation in value than the underlying common stock due to their fixed-income characteristics; and (iii) provide the potential for capital appreciation if the market price of the underlying common stock increases.
The value of a convertible security is a function of its “investment value,” or determined by its yield in comparison with the yields of other securities of comparable maturity and quality that do not have a conversion privilege, and its “conversion value,” or the security’s worth, at market value, if converted into the underlying common stock. The investment value of a convertible security is influenced by changes in interest rates, with investment value declining as interest rates increase and increasing as interest rates decline. The credit standing of the issuer and other factors also may have an effect on the convertible security’s investment value. The conversion value of a convertible security is determined by the market price of the underlying common stock. If the conversion value is low relative to the investment value, the price of the convertible security is governed principally by its investment value. To the extent the market price of the underlying common stock approaches or exceeds the conversion price, the price of the convertible security will be increasingly influenced by its conversion value. A convertible security generally will sell at a premium over its conversion value by the extent to which investors place value on the right to acquire the underlying common stock while holding a fixed-income security. Generally, the amount of the premium decreases as the convertible security approaches maturity. Although under normal market conditions longer-term convertible debt securities have greater yields than do shorter-term convertible debt securities of similar quality, they are subject to greater price fluctuations.
A convertible security may be subject to redemption at the option of the issuer at a price established in the convertible security’s governing instrument. If a convertible security held by the Fund is called for redemption, the Fund will be required to permit the issuer to redeem the security, convert it into the underlying common stock or sell it to a third party. Any of these actions could have an adverse effect on the Fund’s ability to achieve its investment objective.
Equity Securities Risk.   The value of equity securities, including common stocks, preferred stocks and convertible stocks, will fluctuate in response to factors affecting the particular company, as well as broader market and economic conditions. Moreover, in the event of a company’s bankruptcy, claims of certain creditors, including bondholders, will have priority over claims of holders of common stock and are likely to have varying types of priority over holders of preferred and convertible stock.
Equity markets may experience significant short-term volatility and may fall sharply at times. Different markets may behave differently from each other and U.S. equity markets may move in the opposite direction from one or more foreign stock markets. Adverse events in any part of the equity or fixed-income markets may have unexpected negative effects on other market segments. The prices of individual equity securities generally do not all move in the same direction at the same time and a variety of factors can affect the price of a particular company’s securities. These factors may include, but are not limited to, poor earnings reports, a loss of customers, litigation against the company, general unfavorable performance of the company’s sector or industry, or changes in government regulations affecting the company or its industry.
Risks Associated with Investments in Equity Securities Incidental to Investments in Syndicated Loans.    Investments in equity securities incidental to investments in Syndicated Loans or other debt instruments entail certain risks in addition to those associated with investments in Syndicated Loans or other debt instruments. Because equity is merely the residual value of a Borrower after all claims and other interests, it is inherently more risky than Syndicated Loans or other debt instruments of the same Borrower. The value of the equity securities may be affected more rapidly, and to a greater extent, by company- and industry-specific developments and general market conditions. These risks may increase fluctuations in the NAV of the common shares. The Fund frequently may possess material non-public information about a Borrower as a result of its ownership of a Syndicated Loan or other debt instruments of a Borrower. Because of prohibitions on trading in securities while in possession of material non-public information, the Fund might be unable to enter into a transaction in a security of the Borrower when it would otherwise be advantageous to do so.

Dividends.   The Fund may invest in equity securities from time to time. Dividends relating to these equity securities may not be fixed, but may be declared at the discretion of a portfolio company’s board of directors. There is no guarantee that a company in which the Fund invests will declare dividends in the future or that, if declared, the dividends will remain at current levels or increase over time.
Derivatives Risk.
The Fund’s use of Derivatives involves investment risks and transaction costs to which the Fund would not be subject absent the use of these instruments and, accordingly, may result in losses greater than if they had not been used.
General Risks Associated with Derivatives.   Although the Fund does not expect Derivatives to represent a significant component of its portfolio initially, the Fund may use Derivatives including, in particular, swaps (including, total return swaps), synthetic collateralized loan obligations, reverse repurchase agreements and other similar transactions, in seeking to achieve its investment objective or for other reasons, such as cash management, financing activities or to hedge its positions. Accordingly, Derivatives may be used in limited instances as a form of leverage or to seek to enhance returns, including speculation on changes in credit spreads, interest rates or other characteristics of the market, individual securities or groups of securities. If the Fund invests in a Derivative for speculative purposes, which the Fund does not initially intend to do, the Fund will be fully exposed to the risks of loss of that Derivative, which may sometimes be greater than the Derivative’s cost. The use of Derivatives may involve substantial leverage. The use of Derivatives may subject the Fund to certain risks, including but not limited to:

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Credit risk — the risk that the counterparty in a Derivative transaction will be unable or unwilling to honor its financial obligation to the Fund, or the risk that the reference entity in a credit default swap or similar Derivative will not be able to honor its financial obligations. Certain participants in the Derivatives market, including larger financial institutions, have recently experienced significant financial hardship and deteriorating credit conditions. If the Fund’s counterparty to a Derivative transaction experiences a loss of capital, or is perceived to lack adequate capital or access to capital, it may experience margin calls or other regulatory requirements to increase equity. Under such circumstances, the risk that a counterparty will be unable to honor its obligations may increase substantially. If a counterparty becomes bankrupt or otherwise fails to perform its obligations under a derivative contract, the Fund may experience significant delays in obtaining any recovery under the derivative contract in bankruptcy or other reorganization proceeding. The Fund may obtain only a limited recovery or may obtain no recovery in such circumstances.

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Currency risk — the risk that changes in the exchange rate between two currencies will adversely affect the value (in U.S. dollar terms) of an investment.

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Leverage risk — the risk associated with certain types of Derivative strategies that relatively small market movements may result in large changes in the value of an investment. Certain investments or trading strategies that involve leverage can result in losses that greatly exceed the amount originally invested.

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Liquidity risk — the risk that certain securities may be difficult or impossible to sell at the time that the seller would like or at the price that the seller believes the security is currently worth. This risk is heightened to the extent the Fund engages in OTC Derivative transactions.

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Correlation risk — the risk that changes in the value of a Derivative will not match the changes in the value of the portfolio holdings that are being hedged or of the particular market, security or loan to which the Fund seeks exposure.

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Index risk — if the Derivative is linked to the performance of an index, it will be subject to the risks associated with changes in that index. If the index changes, the Fund could receive lower interest payments or experience a reduction in the value of the Derivative to below what the Fund paid. Certain indexed securities, including inverse securities (which move in an opposite direction to the index), may create leverage, to the extent that they increase or decrease in value at a rate that is a multiple of the changes in the applicable index.

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Valuation risk — valuations for Derivatives may not be readily available in the market. Valuations may be more difficult in times of market turmoil since many investors and market makers may be reluctant to purchase complex instruments or quote prices for them.

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Regulatory risk — various legislative and regulatory initiatives may impact the availability, liquidity and cost of Derivatives, including potentially limiting or restricting the ability of the Fund to use certain Derivatives or certain counterparties as a part of its investment strategy, increasing the costs of using these instruments or making these instruments less effective.

Rule 18f-4 under the 1940 Act permits the Fund to enter into Derivatives Transactions (as defined below) and certain other transactions notwithstanding the restrictions on the issuance of “senior securities” under Section 18 of the 1940 Act. Section 18 of the 1940 Act, among other things, prohibits closed-end funds, including the Fund, from issuing or selling any “senior security” representing indebtedness (unless the fund maintains 300% “asset coverage”) or any senior security representing stock (unless the fund maintains 200% “asset coverage”).
Under Rule 18f-4, “Derivatives Transactions” include the following: (1) any swap, security-based swap (including a contract for differences), futures contract, forward contract, option (excluding purchased options), any combination of the foregoing, or any similar instrument, under which the Fund is or may be required to make any payment or delivery of cash or other assets during the life of the instrument or at maturity or early termination, whether as margin or settlement payment or otherwise; (2) any short sale borrowing; (3) reverse repurchase agreements and similar financing transactions (e.g., recourse and non-recourse tender option bonds, and borrowed bonds), if the Fund elects to treat these transactions as Derivatives Transactions under Rule 18f-4; and (4) when-issued or forward-settling securities (e.g., firm and standby commitments, including to-be-announced commitments, and dollar rolls) and non-standard settlement cycle securities, unless the Fund intends to physically settle the transaction and the transaction will settle within 35 days of its trade date.
The Fund is currently relying on the Limited Derivatives User Exception (as defined below) from certain requirements of Rule 18f-4. Absent the availability of the Limited Derivatives User Exception, the Fund would be required to comply with Rule 18f-4 with respect to its Derivatives Transactions. Rule 18f-4, among other things, requires a fund to adopt and implement a comprehensive written derivatives risk management program (“DRMP”) and comply with a relative or absolute limit on fund leverage risk calculated based on value-at-risk (“VaR”). The DRMP is required to be administered by a “derivatives risk manager,” who is appointed by the fund’s board, including a majority of the directors or trustees who are not “interested persons” of the fund (as defined in the 1940 Act), and periodically reviews the DRMP and reports to the board.
Rule 18f-4 provides an exception from the DRMP, VaR limit and certain other requirements if the Fund’s “derivatives exposure” is limited to 10% of its net assets (as calculated in accordance with Rule 18f-4) and the Fund adopts and implements written policies and procedures reasonably designed to manage its derivatives risks (the “Limited Derivatives User Exception”).
Options and Futures Risk.   The Fund may utilize options and futures contracts and so-called “synthetic” options or other Derivatives written by broker-dealers or other permissible Financial Intermediaries. Options transactions may be effected on securities exchanges or in the OTC market. When options are purchased OTC, the Fund’s portfolio bears the risk that the counterparty that wrote the option will be unable or unwilling to perform its obligations under the option contract. Options may also be illiquid and, in such cases, the Fund may have difficulty closing out its position. OTC options also may include options on baskets of specific securities. The Fund may purchase call and put options on specific securities, and may write and sell covered or uncovered call and put options for hedging purposes in pursuing its investment objective. A put option gives the purchaser of the option the right to sell, and obligates the writer to buy, the underlying security at a stated exercise price, typically at any time prior to the expiration of the option. A call option gives the purchaser of the option the right to buy, and obligates the writer to sell, the underlying security at a stated exercise price, typically at any time prior to the expiration of the option. A covered call option is a call option with respect to which the seller of the option owns the underlying security. The sale of a call option exposes the seller during the term of the option to possible loss of opportunity to realize appreciation in the market price of the underlying security or to possible continued

holding of a security that might otherwise have been sold to protect against depreciation in the market price of the security. In the sale of a put, losses may be significant and, in the sale of a call, losses can be unlimited.
The Fund may close out a position when writing options by purchasing an option on the same security with the same exercise price and expiration date as the option that it has previously written on the security. In such a case, the Fund will realize a profit or loss if the amount paid to purchase an option is less or more than the amount received from the sale of the option.
Purchasing a futures contract creates an obligation to take delivery of the specific type of financial instrument at a specific future time at a specific price for contracts that require physical delivery, or net payment for cash-settled contracts. Engaging in transactions in futures contracts involves risk of loss to the Fund. No assurance can be given that a liquid market will exist for any particular futures contract at any particular time. All terms of futures contracts are set forth in the rules of the exchange on which the futures contracts are traded. Many futures exchanges and boards of trade limit the amount of fluctuation permitted in futures contract prices during a single trading day. Once the daily limit has been reached in a particular contract, no trades may be made that day at a price beyond that limit or trading may be suspended for specified periods during the trading day. Futures contract prices could move to the limit for several consecutive trading days with little or no trading, preventing prompt liquidation of futures positions and potentially subjecting the Fund to substantial losses. Successful use of futures also is subject to the Advisers’ ability to predict correctly the direction of movements in the relevant market, and, to the extent the transaction is entered into for hedging purposes, to determine the appropriate correlation between the transaction being hedged and the price movements of the futures contract.
Swap Agreements Risk.   The Fund may enter into swap agreements, including interest rate and index swap agreements, for hedging purposes, as a form of leverage or to seek to obtain a particular desired return at a lower cost to the Fund than if the Fund had invested directly in an instrument yielding the desired return. Swap agreements are often two party contracts entered into primarily by institutional investors for periods ranging from a few days to more than one year. In a typical “swap” transaction, two parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined investments or instruments. Some swaps may be subject to central clearing and exchange trading. Whether the Fund’s use of swap agreements will be successful in furthering its investment objective will depend on the Advisers’ ability to correctly predict whether certain types of investments are likely to produce greater returns than other investments. Because they are two party contracts and because they may have terms of greater than seven days, some swap agreements may be considered by the Fund to be illiquid. Moreover, the Fund bears the risk of loss of the amount expected to be received under a swap agreement in the event of the default or bankruptcy of a bi-lateral swap agreement counterparty. The Fund may seek to reduce this risk to some extent by entering into a transaction only if the counterparty meets the Advisers’ current credit standards for OTC option counterparties. In the case of a cleared swap, the Fund bears the risk that the clearinghouse may default. Swap agreements also bear the risk that the Fund will not be able to meet its payment obligations to the counterparty. Restrictions imposed by the tax rules applicable to RICs may limit the Fund’s ability to use swap agreements. It is possible that developments in the swap market, including further government regulation, could adversely affect the Fund’s ability to enter into or terminate swap agreements or to realize amounts to be received under these agreements. Swap transactions may involve substantial leverage.
The Fund may enter into credit default swap agreements and similar agreements, and may also buy credit-linked securities. Credit default swaps are often structured with significant leverage and may be considered speculative. The credit default swap agreement or similar instrument may have as reference obligations one or more securities that are not currently held by the Fund. The protection “buyer” in a credit default contract may be obligated to pay the protection “seller” an upfront payment or a periodic stream of payments over the term of the contract provided generally that no credit event on a reference obligation has occurred. If a credit event occurs, the seller generally must pay the buyer the “par value” (full notional value) of the swap in exchange for an equal face amount of deliverable obligations of the reference entity described in the swap, or the seller may be required to deliver the related net cash amount, if the swap is cash settled. The Fund may be either the buyer or seller in the transaction. If the Fund is a buyer and no credit event occurs, the Fund recovers nothing if the swap is held through its termination date. However, if a credit event occurs, the Fund may elect to receive the full notional value of the swap in exchange for an equal face amount of deliverable obligations of the reference entity that may have little or no value. As a seller, the Fund generally receives an upfront payment or a fixed rate of income throughout the term of the swap, which typically is between six months and three years, provided that there is no credit event. If a credit event occurs, generally the seller must pay the buyer the full notional value of the swap in exchange for an equal face amount of deliverable obligations of the reference entity that may have little or no value.
Swaptions Risk.   The Fund, to the extent permitted under applicable law, may enter into “swaptions”, which are options on swap agreements on either an asset-based or liability-based basis. A swaption is a contract that gives a counterparty the right (but not the obligation) to enter into a new swap agreement or to shorten, extend, cancel or otherwise modify an existing swap agreement, at some designated future time on specified terms. The Fund may write (sell) and purchase put and call swaptions. Depending on the terms of the particular option agreement, the Fund generally will incur a greater degree of risk when it writes a swaption than it will incur when it purchases a swaption. When the Fund purchases a swaption, it risks losing only the amount of the premium it has paid should it decide to let the option expire unexercised. When the Fund writes a swaption, upon exercise of the option, the Fund will become obligated according to the terms of the underlying agreement.
Credit-Linked Securities Risk.   Among the income producing securities in which the Fund may invest are credit-linked securities, which generally are issued by a limited purpose trust or other vehicle that, in turn, invests in a Derivative instrument or basket of Derivative instruments, such as credit default swaps, interest rate swaps and other securities, in order to provide exposure to certain fixed income markets. For instance, the Fund may invest in credit-linked securities as a cash management tool in order to gain exposure to a certain market and/or to remain fully invested when more traditional income producing securities are not available.
Like an investment in a bond, investments in credit-linked securities generally represent the right to receive periodic income payments (in the form of dividends) and payment of principal at the end of the term of the security. However, these payments are conditioned on the issuer’s receipt of payments from, and the issuer’s potential obligations to, the counterparties to the Derivative instruments and other securities in which the issuer invests. For instance, the issuer may sell one or more credit default swaps, under which the issuer would receive a stream of payments over the term of the swap agreements provided that no event of default has occurred with respect to the referenced debt obligation upon which the swap is based. If a default occurs, the stream of payments may stop and the issuer would be obligated to pay the counterparty the par (or other agreed upon value) of the referenced debt obligation. This, in turn, would reduce the amount of income and principal that the Fund would receive as an investor in the issuer. The Fund’s investments in these instruments are indirectly subject to the risks associated with Derivatives, including, among others, credit risk and leverage risk. There may be no established trading market for these securities and they may constitute illiquid investments.
Structured Products Risk.
General.   The Fund may invest in structured products, including, without limitation, investment grade rated CLO Debt Securities and structured notes. Holders of structured products bear risks of the underlying investments, index or reference obligation and are subject to counterparty risk.
The Fund may have the right to receive payments only from the structured product, and generally does not have direct rights against the issuer or the entity that sold the assets to be securitized. While certain structured products enable the investor to acquire interests in a pool of securities without the brokerage and other expenses associated with directly holding the same assets, investors in structured products generally pay their share of the structured product’s administrative and other expenses. Although it is difficult to predict whether the prices of indices and securities underlying structured products will rise or fall, these prices (and, therefore, the prices of structured products) will be influenced by the same types of political and economic events that affect issuers of securities and capital markets generally. If the issuer of a structured product uses shorter-term financing to purchase longer term securities, the issuer may be forced to sell its securities at below market prices if it experiences difficulty in obtaining short-term financing, which may adversely affect the value of the structured products owned by the Fund.
Investments in structured products involve risks, including credit risk and market risk. Certain structured products may be thinly traded or have a limited trading market. Where the Fund’s investments in structured products are based upon the movement of one or more factors, including currency exchange rates, interest rates, reference bonds and share indices, depending on the factor used and the use of multipliers or deflators, changes in interest rates and movement of the factor may cause significant price fluctuations. Additionally, changes in the reference instrument or security may cause the interest rate on the structured product to be reduced to zero, and any further changes in the reference instrument may then reduce the principal amount payable on maturity. Structured products may be less liquid than other types of securities and more volatile than the reference instrument or security underlying the product.
The Fund may invest in structured products collateralized by below investment grade or distressed loans or securities. Investments in such structured products are subject to the risks associated with below investment grade securities. Such securities are characterized by high risk. It is likely that an economic recession could severely disrupt the market for such securities and may have an adverse impact on the value of such securities.
Collateralized Debt Obligations.   Cash flows in a CDO are split into two or more tranches, with differing payment characteristics, credit ratings, risks, and yield. The rated tranches of CDO debt securities are generally assigned credit ratings by one or more NRSROs. Residual tranches are the most junior and are not rated. The Fund will not invest in residual tranches and will invest only in rated tranches of CDO debt securities. CDO debt securities are limited recourse and may not be paid in full and may be subject to up to a 100% loss. The riskiest portion is the “equity” tranche, which bears the first loss from defaults from the underlying pool of bonds and serves to protect the other, more senior tranches from default (though such protection is not complete). Since it is partially protected from defaults, a senior tranche from a CDO typically has higher ratings and lower yields than its underlying securities, and may be rated investment grade. Despite the protection from the equity tranche, CDO tranches can experience substantial losses due to actual defaults, downgrades of the underlying collateral by rating agencies, forced liquidation of the collateral pool due to a failure of coverage tests, increased sensitivity to defaults due to collateral default and disappearance of protecting tranches, market anticipation of defaults as well as investor aversion to CDO securities as a class. CDOs carry additional risks including, but not limited to: (i) the possibility that distributions from collateral securities may not be adequate to make interest or other payments; (ii) the risk that the collateral may default or decline in value or be downgraded, if rated by an NRSRO; (iii) the Fund is likely to invest in tranches of CDOs that are subordinate to other tranches; (iv) the structure and complexity of the transaction and the legal documents could lead to disputes among investors regarding the characterization of proceeds; (v) the investment return achieved by the Fund could be significantly different than those predicted by financial models; (vi) the lack of a readily available secondary market for CDOs; (vii) the risk of forced “fire sale” liquidations due to technical defaults such as coverage test failures; and (viii) the CDO’s manager may perform poorly.
Risk of Leveraged Loan Market Price Decline.   Prior to the onset of the financial crisis, CLOs holding corporate loans, hedge funds and other highly leveraged investment vehicles comprised a substantial portion of the market for purchasing and holding first and second lien secured loans. As the secondary market pricing of the loans underlying these portfolios deteriorated during the fourth quarter of 2008, it is the Fund’s understanding that many investors, as a result of their generally high degrees of leverage, were forced to raise cash by selling their interests in performing loans to satisfy margin requirements or the equivalent of margin requirements imposed by their lenders. This resulted in a forced deleveraging cycle of price declines, compulsory sales and further price declines, with widespread redemption requests and other constraints resulting from the credit crisis generating further selling pressure.
Conditions in the leveraged loan market may experience similar disruption or deterioration, which may cause pricing levels to similarly decline or be volatile. As a result, the Fund may suffer unrealized depreciation and could incur realized losses in connection with the sale of the Fund’s syndicated loans, which could have a material adverse impact on the Fund’s business, financial condition and results of operations.
When-Issued Securities and Forward Commitments.   Securities may be purchased on a “forward commitment” or “when-issued” basis, meaning securities are purchased or sold with payment and delivery taking place in the future, to secure what is considered to be an advantageous price and yield at the time of entering into the transaction. However, the return on a comparable security when the transaction is consummated may vary from the return on the security at the time that the forward commitment or when-issued transaction was made. From the time of entering into the transaction until delivery and payment is made at a later date, the securities that are the subject of the transaction are subject to market fluctuations.

In forward commitment or when-issued transactions, if the seller or buyer, as the case may be, fails to consummate the transaction, the counterparty may miss the opportunity of obtaining a price or yield considered to be advantageous. Forward commitment or when-issued transactions may occur a month or more before delivery is due. However, no payment or delivery is made until payment is received or delivery is made from the other party to the transaction.
Repurchase Agreements and Reverse Repurchase Agreements Risk.   Repurchase agreements carry certain risks not associated with direct investments in securities, including a possible decline in the market value of the underlying obligations. If their value becomes less than the repurchase price, plus any agreed-upon additional amount, the counterparty must provide additional collateral so that at all times the collateral is at least equal to the repurchase price plus any agreed-upon additional amount. The difference between the total amount to be received upon repurchase of the obligations and the price that was paid by the Fund upon acquisition is accrued as interest and included in its net investment income.
Repurchase agreements involving obligations other than U.S. Government securities (such as commercial paper and Corporate Bonds) may be subject to special risks and may not have the benefit of certain protections in the event of the counterparty’s insolvency. In the event of the bankruptcy or other default of a seller of a repurchase agreement, the Fund could experience both delays in liquidating the underlying securities and losses, including (i) possible decline in the value of the underlying security during the period in which the Fund seeks to enforce its rights thereto; (ii) possible lack of access to income on the underlying security during this period; and (iii) expenses of enforcing its rights.
Reverse repurchase agreements involve the risk that the buyer of the securities sold by the Fund might be unable to deliver them when the Fund seeks to repurchase. In the event that the buyer of securities under a reverse repurchase agreement files for bankruptcy or becomes insolvent, the buyer, trustee or receiver may receive an extension of time to determine whether to enforce the Fund’s obligation to repurchase the securities, and the Fund’s use of the proceeds of the reverse repurchase agreement may effectively be restricted pending such decision. If the Fund enters in reverse repurchase agreements and similar financing transactions in reliance on the exemption in Rule 18f-4(d), the Fund may treat such transactions as “derivatives transactions” and comply with Rule 18f-4 with respect to such transactions.
U.S. Government Debt Securities Risk.   U.S. Government debt securities historically have not involved the credit risks associated with investments in other types of debt securities, although, as a result, the yields available from U.S. Government debt securities are generally lower than the yields available from other securities. Like other debt securities, however, the values of U.S. Government securities change as interest rates fluctuate and in 2011 the credit rating of the United States was downgraded. Fluctuations in the value of portfolio securities will not affect interest income on existing portfolio securities but will be reflected in the Fund’s NAV. Because the magnitude of these fluctuations will generally be greater at times when the Fund’s average maturity is longer, under certain market conditions, the Fund may, for temporary defensive purposes, accept lower current income from short-term investments rather than investing in higher yielding long-term securities. The maximum potential liability of issuers of some U.S. Government obligations may greatly exceed their current resources, including any legal right to support from the U.S. Treasury. Additionally, from time to time, uncertainty regarding the status of negotiations in the U.S. government to increase the statutory debt ceiling could impact the creditworthiness of the United States and could impact the liquidity of the U.S. Government securities markets and ultimately the Fund.
Counterparty Risk.   The Fund’s investments may be exposed to the credit risk of the counterparties with which, or the dealers, brokers and exchanges through which, the Fund deals, whether in exchange-traded or OTC transactions. The Fund may be subject to the risk of loss of Fund assets on deposit or being settled or cleared with a broker in the event of the broker’s bankruptcy, the bankruptcy of any clearing broker through which the broker executes and clears transactions on behalf of the Fund, the bankruptcy of an exchange clearing house or the bankruptcy of any other counterparty. In the case of any such bankruptcy, it is expected that all securities and other assets deposited with such broker or dealer will be clearly identified as being assets of the Fund and the Fund should not be exposed to a credit risk with regard to such parties. However, it may not always be possible to achieve this and the Fund might recover, even in respect of property specifically traceable to the Fund, only a pro rata share of all property available for distribution to all of the counterparty’s customers and counterparties. Such an amount may be less than the amounts owed to the Fund. Such events would have an adverse effect on the Fund’s NAV.

Liquidity Risk.   The Fund generally considers “illiquid securities” to be securities or loans that cannot be sold within seven days in the ordinary course of business at approximately the value used by the Fund in determining its NAV. The Fund may not be able to readily dispose of such securities or loans at prices that approximate those at which the Fund could sell the securities or loans if they were more widely traded and, as a result of that illiquidity, the Fund may have to sell other investments or engage in borrowing transactions if necessary to raise cash to meet its obligations. Limited liquidity can also affect the market price of securities, thereby adversely affecting the Fund’s NAV and ability to make dividend distributions.
Some Syndicated Loans are not readily marketable and may be subject to restrictions on resale. Syndicated Loans generally are not listed on any national securities exchange and no active trading market may exist for the Syndicated Loans in which the Fund may invest. When a secondary market exists, if at all, the market for some Syndicated Loans may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. The Fund has no limitation on the amount of its assets that may be invested in securities that are not readily marketable or are subject to restrictions on resale.
Valuation Risk.   Where possible, the Adviser utilizes independent pricing services to value certain portfolio instruments at their market value. If the pricing services are unable to provide a market value or if a significant event occurs such that the valuation(s) provided are deemed unreliable, the Adviser may value portfolio instrument(s) at their fair value, which is generally the amount an owner might reasonably expect to receive upon a current sale. Valuation risks associated with investing in Syndicated Loans including, but not limited to: a limited number of market participants compared to publicly traded investment grade securities, a lack of publicly available information about some borrowers, resale restrictions, settlement delays, corporate actions and adverse market conditions may make it difficult to value or sell such instruments.
A large percentage of the Fund’s portfolio investments are not publicly traded. The fair value of investments that are not publicly traded may not be readily determinable. The Adviser values these investments at fair value as determined in good faith, subject to oversight by the Board and pursuant to a consistently applied valuation process. The types of factors that may be considered in valuing the Fund’s investments include the enterprise value of the portfolio company (the entire value of the portfolio company to a market participant, including the sum of the values of debt and equity securities used to capitalize the enterprise at a point in time), the nature and realizable value of any collateral, the portfolio company’s ability to make payments and its earnings and discounted cash flows, the markets in which the portfolio company does business, a comparison of the portfolio company’s securities to similar publicly traded securities, changes in the interest rate environment and the credit markets generally that may affect the price at which similar investments would trade in their principal markets and other relevant factors. When an external event such as a purchase transaction, public offering or subsequent equity sale occurs, the Adviser considers the pricing indicated by the external event to corroborate the Adviser’s valuation. Because such valuations, and particularly valuations of private investments and private companies, are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, the Adviser’s determinations of fair value may differ materially from the values that would have been used if a ready market for these investments existed and may differ materially from the values that the Fund may ultimately realize. The Fund’s NAV per share could be adversely affected if the Adviser’s determinations regarding the fair value of these investments are higher than the values that the Fund realizes upon disposition of such investments.
Risks Associated with the Use of Leverage.
General.   The Fund currently utilizes and intends to continue to utilize leverage and may utilize leverage to the maximum extent permitted by law for investment and other general corporate purposes. The Fund currently employs leverage through senior secured revolving credit facilities and its outstanding MRP Shares. See “— State Street Credit Facility” and “— Wells Credit Facility” below and “Description of Capital Structure — Shares of Beneficial Interest — MRP Shares” for additional information. The Fund may in the future obtain leverage by issuing preferred shares and/or notes and it may also borrow funds from banks and other financial institutions. The Fund may also gain leverage synthetically through swaps and other Derivatives. The use of leverage to purchase additional securities creates an opportunity for increased Share dividends, but also creates risks for the Fund’s Shareholders, including increased variability of the Fund’s net income, distributions, NAV of its Shares in relation to market changes. Leverage is a speculative technique that exposes the Fund to greater risk and increased costs than if it were not implemented. Increases and decreases in the value of the Fund’s portfolio will be magnified if the Fund uses leverage. In particular, leverage may magnify interest rate risk, which is the risk that the prices of portfolio securities will fall (or rise) if market interest rates for those types of securities rise (or fall). As a result, leverage may cause greater changes in the Fund’s NAV, which will be borne entirely by the Fund’s Shareholders, and in the price at which its Shares trade in the secondary market. To the extent that the Fund makes investments in Syndicated Loans or other debt instruments structured with floors based on SOFR or another reference rate, the Fund will not realize additional income if rates increase during periods when SOFR or another reference rate remains below the applicable floor but the Fund’s cost of financing is expected to increase, resulting in the potential for a decrease in the level of income available for dividends or distributions made by the Fund. If the Fund issues preferred shares, such as the MRP Shares, and/or notes or engages in other borrowings, it will have to pay dividends on its preferred shares or interest on its notes or borrowings, which will increase expenses and may reduce the Fund’s return. These dividend payments or interest expenses (which will be borne entirely by Shareholders) may be greater than the Fund’s return on the underlying investments. The Fund’s leveraging strategy, if utilized, may not be successful.
The Fund may issue preferred shares and/or notes or other forms of indebtedness as a form of leverage. These means of obtaining leverage would be senior to the Fund’s Shares, such that holders of preferred shares and/or notes or other Fund indebtedness would have priority over the Shareholders in the distribution of the Fund’s assets, including dividends, distributions of principal and liquidating distributions. If preferred shares are issued and outstanding, holders of preferred shares would vote together with the holders of Shares on all matters, including the election of trustees. Additionally, holders of preferred shares would have the right separately to elect two trustees of the Fund, voting separately as a class, and would vote separately as a class on certain matters which may at times give holders of preferred shares disproportionate influence over the Fund’s affairs. If the preferred shares were limited in their term, redemptions of such preferred shares would require the Fund to liquidate its investments and would reduce the Fund’s use of leverage, which could negatively impact Shareholders. Because the Fund has issued Preferred Shares and has issued other forms of indebtedness, its ability to make distributions to its Shareholders is limited by the asset coverage requirements and other limitations imposed by the 1940 Act and the terms of the Fund’s indebtedness.
As a closed-end management investment company, the Fund is permitted, under specified conditions, to issue senior securities that are stock if the Fund’s asset coverage, as defined in the 1940 Act, is at least equal to 200% immediately after issuance. As defined in the 1940 Act, asset coverage of 200% means that for every $100 of net assets the Fund holds, the Fund may raise $100 from issuing senior securities. Under the 1940 Act, the preferred stock the Fund issues, including the MRP Shares, will constitute a “senior security” for purposes of the 200% asset coverage test. In addition, while any senior securities remain outstanding, the Fund will be required to make provisions to prohibit any dividend distribution to the Fund’s shareholders or the repurchase of such securities or shares unless the Fund meets the applicable asset coverage ratios at the time of the distribution or repurchase after giving effect to the distribution or repurchase. The Fund is also permitted to borrow amounts up to 5% of the value of the Fund’s total assets for temporary purposes without regard to asset coverage, which borrowings would not be considered senior securities, provided that any such borrowings in excess of 5% of the value of the Fund’s total assets would be subject to the asset coverage ratio requirements of the 1940 Act, even if for temporary purposes.
Under the 1940 Act, the Fund is permitted to incur greater effective leverage through the use of preferred stock than through the use of debt. As a result of the Fund’s issuance of the MRP Shares, the risk of the Fund incurring additional losses from its use of leverage is further heightened. The Fund may also choose to add leverage through the issuance of additional Preferred Shares.
The Fund will pay (and Shareholders will bear) all costs and expenses relating to the issuance and ongoing maintenance of any preferred shares and/or notes or other forms of indebtedness issued by the Fund, including higher advisory fees. As a result, the Fund cannot assure you that the issuance of preferred shares and/or notes or other forms of indebtedness will provide a higher yield or return to the holders of the Fund’s Shares. If the Fund offers and/or issues preferred shares and/or notes or other forms of indebtedness, the costs of the offering will be borne immediately by the Fund’s Shareholders and result in a reduction of the NAV of the Fund’s Shares.
The Fund anticipates that any money borrowed from a bank or other financial institution for investment purposes will accrue interest based on shorter-term interest rates that would be periodically reset. So long as the Fund’s portfolio provides a higher rate of return, net of expenses, than the interest rate on borrowed money, as reset periodically, the leverage may cause Shareholders to receive a higher current rate of return than if the Fund were not leveraged. If, however, long-term and/or short-term rates rise, the interest rate on borrowed money could exceed the rate of return on securities held by the Fund, reducing returns to Shareholders. Developments in the credit markets may adversely affect the ability of the Fund to borrow for investment purposes and may increase the costs of such borrowings, which would reduce returns to Shareholders.
There is no assurance that a leveraging strategy will be successful. Leverage involves risks and special considerations for Shareholders, including:
•
the likelihood of greater volatility of NAV and dividend rate of Shares than a comparable portfolio without leverage;

•
the risk that fluctuations in interest rates on borrowings or in dividend payments on, principal proceeds distributed to, or redemption of any preferred shares and/or notes or other forms of indebtedness that the Fund has issued will reduce the return to the Shareholders;

•
the effect of leverage in a declining market, which is likely to cause a greater decline in the NAV of the Fund’s Shares than if the Fund were not leveraged;

•
when the Fund uses financial leverage, the investment advisory fees payable to the Advisers will be higher than if the Fund did not use leverage, and may provide a financial incentive to the Advisers to increase the Fund’s use of leverage and create an inherent conflict of interest; and

•
leverage may increase expenses (which will be borne entirely by Shareholders), which may reduce total return.

If the Fund issues preferred shares and/or notes or other forms of indebtedness, the Fund may be subject to certain restrictions on investments imposed by the guidelines of one or more rating agencies, which may issue ratings for the preferred shares and/or notes or short-term debt securities issued by the Fund, or may be subject to covenants or other restrictions imposed by its lenders. These guidelines may impose asset coverage or portfolio composition requirements that are more stringent than those imposed by the 1940 Act. Certain types of borrowings by the Fund may result in the Fund being subject to covenants relating to asset coverage and portfolio composition requirements. These covenants and restrictions may negatively affect the Fund’s ability to achieve its investment objective. The Fund is subject to certain requirements described above in connection with its issuance of the MRP Shares.
Effects of Leverage.   The table below assumes that the Fund’s continued use of Preferred Shares represents approximately 12.1% of the Fund’s Managed Assets, borrowings represent approximately 14.4% of the Fund’s Managed Assets as of December 31, 2023 and the Fund bears expenses relating to such Preferred Shares and borrowings at annual effective stated interest rates of 4.1% and 6.46%, respectively (based on dividend rates for such Preferred Shares and interest rates for such borrowings as of a recent date). The table below also assumes that the annual return that the Fund’s portfolio must experience (net of expenses not related to Preferred Shares or borrowings) in order to cover the costs of such leverage would be approximately 1.42%. These figures are estimates based on current market conditions, used for illustration purposes only. Actual expenses associated with Preferred Shares and borrowings used by the Fund may vary frequently and may be significantly higher or lower than the rate used for the example above.
The following table is designed to illustrate the effects of the Fund’s leverage due to senior securities on corresponding Share total return, assuming investment portfolio total returns (consisting of income and changes in the value of investments held in the Fund’s portfolio) of -10%, -5%, 0%, 5% and 10%. These assumed investment portfolio returns are hypothetical figures and are not necessarily indicative of the investment portfolio returns expected to be experienced by the Fund. Your actual returns may be greater or less than those appearing below.
Assumed Return on Portfolio
(Net of Expenses not related to Preferred Shares or borrowings)	(10.00)%	(5.00)%	0.00%	5.00%	10.00%
Corresponding Share Total Return	(16.70)%	(9.39)%	(2.08)%	5.23%	12.54%

Corresponding Share total return is composed of two elements — the Share dividends paid by the Fund (the amount of which is largely determined by the net investment income of the Fund after paying dividends on Preferred Shares and interest expenses on the Fund’s borrowings) and gains or losses on the value of the securities the Fund owns.
State Street Credit Facility.   The Fund is a party to a senior secured revolving credit facility (as amended, the “State Street Credit Facility”), that allows the Fund to borrow up to $400 million at any one time outstanding. The State Street Credit Facility’s stated maturity date is August 25, 2024. Under the State Street Credit Facility, the Fund is required to comply with various covenants, reporting requirements and other customary requirements for similar revolving credit facilities (which are subject to certain limitations and exceptions), including, without limitation, covenants related to: (a) limitations on the incurrence of additional indebtedness, including additional mandatory redeemable preferred shares, and liens, (b) limitations on certain restricted payments and (c) maintaining a ratio of total assets (less total liabilities other than senior securities representing indebtedness) to senior securities representing indebtedness plus the involuntary liquidation preference of the mandatory redeemable preferred shares of the Fund and its consolidated subsidiaries (subject to certain exceptions) of not less than 2:1.
As of December 31, 2023, there was $246.94 million outstanding under the State Street Credit Facility. The interest rate charged on the State Street Credit Facility is based on an applicable SOFR rate plus a credit spread adjustment of 0.10% and an applicable spread of 1.00% (as defined in the agreements governing the State Street Credit Facility). The Fund is required to pay a commitment fee of 0.25% per annum on any unused portion of the State Street Credit Facility.
Wells Credit Facility.   The Fund and one of the Fund’s consolidated subsidiaries, CADEX Credit Financing, LLC (the “Financing Sub”), are party to a revolving funding facility (as amended, the “Wells Credit Facility”), that allows the Financing Sub to borrow up to $850 million at any one time outstanding. The Wells Credit Facility is secured by all of the assets held by, and the membership interest in, the Financing Sub. The end of the reinvestment period and the stated maturity date for the Wells Credit Facility are November 16, 2024 and November 16, 2026, respectively.The Financing Sub is subject to limitations with respect to the loans securing the Wells Credit Facility, including restrictions on loan size, borrower domicile, payment frequency and status, collateral interests, and loans with fixed rates, as well as restrictions on portfolio company leverage, which may also affect the borrowing base and therefore amounts available to borrow. The Fund and the Financing Sub are also required to comply with various covenants, reporting requirements and other customary requirements for similar facilities (which are subject to certain limitations and exceptions).
As of December 31, 2023, there was $426.12 million outstanding under the Wells Credit Facility. The interest rate charged on the Wells Credit Facility is based on an applicable SOFR rate plus a credit spread adjustment of 0.10% and an applicable spread of 2.00% (as defined in the agreements governing the Wells Credit Facility). The Financing Sub is also required to pay a commitment fee of between 0.50% and 1.25% per annum depending on the size of the unused portion of the Wells Credit Facility.
The Fund may in the future form additional financing subsidiaries and incur additional leverage, directly or indirectly through any such financing subsidiaries, under a secured credit facility having similar or substantially different terms to those of the State Street Credit Facility or the Wells Credit Facility.
Warrants Risk.   Warrants give holders the right, but not the obligation, to buy common stock of an issuer at a given price, usually higher than the market price at the time of issuance, during a specified period. The risk of investing in a warrant is that the warrant may expire prior to the market value of the common stock exceeding the price fixed by the warrant. Warrants have a subordinate claim on a borrower’s assets compared with Syndicated Loans. As a result, the values of warrants generally are dependent on the financial condition of the borrower and less dependent on fluctuations in interest rates than are the values of many debt securities. The values of warrants may be more volatile than those of Syndicated Loans or Corporate Bonds and this may increase the volatility of the NAV of the common shares.
Contingent Liabilities.   From time to time the Fund may incur contingent liabilities in connection with an investment. For example, the Fund may purchase a revolving credit facility from a lender that has not yet been fully drawn. If the borrower subsequently draws down on the facility, the Fund would be obligated to fund the amounts due. The Fund may also enter into agreements pursuant to which it agrees to assume responsibility for default risk presented by a third party, and may, on the other hand, enter into agreements through which third parties offer default protection to the Fund.
Cost of Capital and Net Investment Income Risk.   If the Fund uses debt to finance investments, its net investment income may depend, in part, upon the difference between the rate at which it borrows funds and the rate at which it invests those funds. As a result, the Fund can offer no assurance that a significant change in market interest rates will not have a material adverse effect on the Fund’s net investment income. In periods of rising interest rates when it has debt outstanding, the Fund’s cost of funds will increase, which could reduce the Fund’s net investment income. The Fund may use interest rate risk management techniques in an effort to limit its exposure to interest rate fluctuations. These techniques may include various interest rate hedging activities to the extent permitted by the 1940 Act. These activities may limit its ability to participate in the benefits of lower interest rates with respect to the hedged portfolio. Adverse developments resulting from changes in interest rates or hedging transactions could have a material adverse effect on the Fund’s business, financial condition and results of operations.
A rise in the general level of interest rates can be expected to lead to higher interest rates applicable to the Fund’s debt investments, particularly to the extent that it holds floating rate debt securities. Accordingly, an increase in interest rates would make it easier for the Fund to meet or exceed the Incentive Fee hurdle rate and may result in a substantial increase to the amount of Incentive Fees payable to the Advisers with respect to pre-incentive fee net investment income. See “Management and Incentive Fees.”
Distressed Investments, Litigation, Bankruptcy and Other Proceedings Risk.   Investments in distressed securities involve a material risk of involving the Fund in a related litigation. Such litigation can be time consuming and expensive, and can frequently lead to unpredicted delays or losses. Litigation expenses, including payments pursuant to settlements or judgments, generally will be borne by the Fund.
There are a number of significant risks when investing in companies involved in bankruptcy or other reorganization proceedings, and many events in a bankruptcy are the product of contested matters and adversary proceedings which are beyond the control of the creditors. A bankruptcy filing may have adverse and permanent effects on a company. Further, if the proceeding is converted to a liquidation, the liquidation value of the company may not equal the liquidation value that was believed to exist at the time of the investment. In addition, the duration of a bankruptcy or other reorganization proceeding is difficult to predict. A creditor’s return on investment can be impacted adversely by delays while a plan of reorganization is being negotiated, approved by the creditors and, if applicable, confirmed by the bankruptcy court, and until it ultimately becomes effective. In bankruptcy, certain claims, such as claims for taxes, wages and certain trade claims, may have priority by law over the claims of certain creditors and administrative costs in connection with a bankruptcy proceeding are frequently high and will be paid out of the debtor’s estate prior to any return to creditors.
Certain fixed-income securities invested in by the Fund could be subject to U.S. federal, state or non-U.S. bankruptcy laws or fraudulent transfer or conveyance laws, if such securities were issued with the intent of hindering, delaying or defrauding creditors or, in certain circumstances, if the issuer receives less than reasonably equivalent value or fair consideration in return for issuing such securities. If a court were to find that the issuance of the securities was a fraudulent transfer or conveyance, the court could void the payment obligations under the securities, further subordinate the securities to other existing and future indebtedness of the issuer or require the Fund to repay any amounts received by it with respect to the securities. In the event of a finding that a fraudulent transfer or conveyance occurred, the Fund may not receive any payment on the securities. If the Fund or the Advisers is found to have interfered with the affairs of a company in which the Fund holds a debt investment, to the detriment of other creditors or common shareholders of such company, the Fund may be held liable for damages to injured parties or a bankruptcy court. While the Fund will attempt to avoid taking the types of action that would lead to such liability, there can be no assurance that such claims will not be asserted or that the Fund will be able to successfully defend against them. Moreover, such debt may be disallowed or subordinated to the claims of other creditors or treated as equity.
Insofar as the Fund’s portfolio includes obligations of non-United States obligors, the laws of certain foreign jurisdictions may provide for avoidance remedies under factual circumstances similar to those described above or under different circumstances, with consequences that may or may not be analogous to those described above under U.S. federal or state laws. Changes in bankruptcy laws (including U.S. federal and state laws and applicable non-United States laws) may adversely impact the Fund’s securities.
Lender Liability Risk.   A number of U.S. judicial decisions have upheld judgments of borrowers against lending institutions on the basis of various evolving legal theories, collectively termed “lender liability”. Generally, lender liability is founded on the premise that a lender has violated a duty (whether implied or contractual) of good faith, commercial reasonableness and fair dealing, or a similar duty owed to the Borrower or has assumed an excessive degree of control over the Borrower resulting in the creation of a fiduciary duty owed to the Borrower or its other creditors or shareholders. Because of the nature of its investments, the Fund may be subject to allegations of lender liability.
In addition, under common law principles that in some cases form the basis for lender liability claims, if a lender or bondholder (i) intentionally takes an action that results in the undercapitalization of a Borrower to the detriment of other creditors of such Borrower; (ii) engages in inequitable conduct to the detriment of the other creditors; (iii) engages in fraud with respect to, or makes misrepresentations to, the other creditors; or (iv) uses its influence as a shareholder to dominate or control a Borrower to the detriment of other creditors of the Borrower, a court may elect to subordinate the claim of the offending lender or bondholder to the claims of the disadvantaged creditor or creditors, a remedy called “equitable subordination”.
Because affiliates of, or persons related to, the Advisers may hold equity or other interests in obligors of the Fund, the Fund could be exposed to claims for equitable subordination or lender liability or both based on such equity or other holdings.
Sourcing of Suitable Assets Risk.   No assurance can be given the Advisers will be able to find enough appropriate investments that meet the Fund’s investment criteria.
Reinvestment Risk.   The Fund may reinvest the cash flows received from a security. There is a risk that the interest rate at which interim cash flows can be reinvested will fall. Reinvestment risk is greater for longer holding periods and for securities with large, early cash flows such as high-coupon bonds. Reinvestment risk also applies generally to the reinvestment of the proceeds the Fund receives upon the maturity or sale of an investment in a portfolio company.
Small-Cap and Mid-Cap Risk.   The Fund may invest from time to time in smaller and midsize companies and the securities of such portfolio companies tend to be more volatile and less liquid than those of larger companies. The markets for these securities are also less liquid than those for larger companies. This can adversely affect the prices at which the Fund can purchase and sell these securities, and thus the value of the Shares.
Privately Held Middle-Market Company Risk.   The Fund’s direct lending investments primarily represent investments in privately held U.S. middle market companies. Investments in privately held middle-market companies involve a number of significant risks, including the following:
•
these companies may have limited financial resources and may be unable to meet their obligations, which may be accompanied by a deterioration in the value of any collateral and a reduction in the likelihood of the Fund realizing any guarantees it may have obtained in connection with its investment;

•
they typically have shorter operating histories, narrower product lines and smaller market shares than larger businesses, which tend to render them more vulnerable to competitors’ actions and market conditions, as well as general economic downturns;

•
they typically depend on the management talents and efforts of a small group of persons; therefore, the death, disability, resignation or termination of one or more of these persons could have a material adverse effect on the Fund’s portfolio company and, in turn, on us;

•
there is generally little public information about these companies. These companies and their financial information are not subject to the Exchange Act and other regulations that govern public companies, and the Fund may be unable to uncover all material information about these companies, which may prevent the Fund from making a fully informed investment decision and cause us to lose money on the Fund’s investments;

•
they generally have less predictable operating results and may require substantial additional capital to support their operations, finance expansion or maintain their competitive position;

•
the Fund’s executive officers, trustees and the Advisers may, in the ordinary course of business, be named as defendants in litigation arising from the Fund’s investments in the Fund’s portfolio companies;

•
changes in laws and regulations, as well as their interpretations, may adversely affect their business, financial structure or prospects; and

•
they may have difficulty accessing the capital markets to meet future capital needs.

Fraud Risk.   A major concern when investing in loans and other debt securities is the possibility of a material misrepresentation or omission on the part of the borrower. Such inaccuracy or incompleteness may adversely affect the valuation of the collateral underlying the loans or may adversely affect the ability of the Fund to perfect or effectuate a lien on the collateral securing the loan. The Fund relies upon the accuracy and completeness of representations made by borrowers to the extent reasonable when it makes its investments, but cannot guarantee such accuracy or completeness. Under certain circumstances, payments to the Fund may be reclaimed if any such payment or distribution is later determined to have been a fraudulent conveyance or a preferential payment.
Risks Relating to the Fund’s Investment Program
Market and Economic Risks.   The Fund and its portfolio companies may be materially affected by market, economic and political conditions globally and in the jurisdictions and sectors in which they invest or operate, including factors affecting interest rates, the availability of credit, currency exchange rates and trade barriers. These factors are outside the Fund’s control and could adversely affect the liquidity and value of its investments, and may reduce the ability of the Fund to make attractive new investments.
Trends and historical events do not imply, forecast or predict future events and past performance is not necessarily indicative of future results. There can be no assurance that the assumptions made or the beliefs and expectations currently held by the Advisers or their affiliates will prove correct, and actual events and circumstances may vary significantly.
The Fund may be subject to risk arising from a default by one of several large institutions that are dependent on one another to meet their liquidity or operational needs, so that a default by one institution may cause a series of defaults by the other institutions. This is sometimes referred to as “systemic risk” and may adversely affect Financial Intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges, with which the Fund interacts on a daily basis.
Instability in the credit markets has made it more difficult at certain times for a number of issuers of debt instruments to obtain financing or refinancing for their investment or lending activities or operations. In particular, because of volatile conditions in the credit markets, issuers of debt instruments may be subject to increased cost for debt, tightening underwriting standards and reduced liquidity for loans they make, securities they purchase and securities they issue. Certain Borrowers may, due to macroeconomic conditions, be unable to repay their Syndicated Loans or other debt obligations because of these conditions. A Borrower’s failure to satisfy financial or operating covenants imposed by lenders could lead to defaults and, potentially, termination of the Syndicated Loans and foreclosure on the underlying secured assets, which could trigger cross-defaults under other agreements and jeopardize a Borrower’s ability to meet its obligations under its debt instruments. The Fund may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms with a defaulting Borrower. The Fund may also experience a loss of principal.
These developments also (i) may make it more difficult for the Fund to accurately value its portfolio securities or to sell its portfolio securities on a timely basis; (ii) could adversely affect the ability of the Fund to use leverage for investment purposes and increase the cost of such leverage, which would reduce returns to the Shareholders; and (iii) may adversely affect the broader economy, which in turn may adversely affect the ability of issuers of securities owned by the Fund to make payments of principal and interest when due, lead to lower credit ratings of the issuer and increased defaults by the issuer. Such developments could, in turn, reduce the value of securities owned by the Fund and adversely affect the NAV of the Shares.

The financial markets recently have encountered volatility associated with concerns about the balance sheets of banks, especially small and regional banks who may have significant losses associated with investments that make it difficult to fund demands to withdraw deposits and other liquidity needs. Although the federal government has announced measures to assist these banks and protect depositors, some banks have already been impacted and others may be materially and adversely impacted. The Fund’s business is dependent on bank relationships and the Adviser is proactively monitoring the financial health of such bank relationships. Continued strain on the banking system may adversely impact the Fund’s business, financial condition and results of operations.
Non-U.S. Securities Risk.   The Fund may invest in securities, including direct loans, Syndicated Loans and Subordinated Loans, of non-U.S. issuers or Borrowers. These investments involve certain risks not involved in domestic investments and may experience more rapid and extreme changes in value than investments in securities of U.S. companies. Markets for these investments in foreign countries often are not as developed, efficient or liquid as similar markets in the United States, and therefore, the prices of non-U.S. securities may be more volatile. Certain foreign countries may impose restrictions on the ability of issuers of non-U.S. securities to make payments of principal and interest to investors located outside the country, whether from currency blockage or otherwise. In addition, the Fund will be subject to risks associated with adverse political and economic developments in foreign countries, including seizure or nationalization of foreign deposits, different legal systems and laws relating to creditors’ rights and the potential inability to enforce legal judgments, all of which could cause the Fund to lose money on its investments in non-U.S. securities. Generally, there is less readily available and reliable information about non-U.S. issuers or Borrowers due to less rigorous disclosure or accounting standards and regulatory practices. The ability of a foreign sovereign issuer to make timely payments on its debt obligations will also be strongly influenced by the sovereign issuer’s balance of payments, including export performance, its access to international credit facilities and investments, fluctuations of interest rates and the extent of its foreign reserves. The cost of servicing external debt generally will also be adversely affected by rising international interest rates, as many external debt obligations bear interest at rates that are adjusted based upon international interest rates. Investments in so-called “emerging markets” (or lesser developed countries) are particularly speculative and entail all of the risks of investing in non-U.S. securities but to a heightened degree. Compared to developed countries, emerging market countries may have relatively unstable governments, economies based on only a few industries and securities markets that trade a small number of securities. Securities issued by companies located in emerging market countries tend to be especially volatile and may be less liquid than securities traded in developed countries. Additionally, companies in emerging market countries may not be subject to accounting, auditing, financial reporting and recordkeeping requirements that are as robust as those in more developed countries.
Economic sanctions may be, and have been, imposed against certain countries, organizations, companies, entities and/or individuals. Economic sanctions and other similar governmental actions or developments could, among other things, effectively restrict or eliminate the Fund’s ability to purchase or sell certain foreign securities or groups of foreign securities, and thus may make the Fund’s investments in such securities less liquid or more difficult to value. Such sanctions may also cause a decline in the value of securities issued by the sanctioned country or companies located in or economically tied to the sanctioned country. In addition, as a result of economic sanctions and other similar governmental actions or developments, the Fund may be forced to sell or otherwise dispose of foreign investments at inopportune times or prices.
Foreign Currency Risk.   Because the Fund may invest in securities denominated or quoted in currencies other than the U.S. dollar, changes in foreign currency exchange rates may affect the value of securities in the Fund and the unrealized appreciation or depreciation of investments. Currencies of certain countries may be volatile and therefore may affect the value of securities denominated in such currencies, which means that the Fund’s NAV could decline as a result of changes in the exchange rates between foreign currencies and the U.S. dollar. The Advisers may, but are not required to, elect for the Fund to seek to protect itself from changes in currency exchange rates through hedging transactions depending on market conditions. The Fund may incur costs in connection with the conversions between various currencies. In addition, certain countries may impose foreign currency exchange controls or other restrictions on the repatriation, transferability or convertibility of currency.
Currency Hedging Risk.   The Advisers may seek to hedge all or a portion of the Fund’s foreign currency risk. However, the Advisers cannot guarantee that it will be practical to hedge these risks in certain markets or conditions or that any efforts to do so will be successful.

Arbitrage Risk.   The Fund may engage in capital structure arbitrage and other arbitrage strategies. Arbitrage strategies entail various risks, including the risk that external events, regulatory approvals and other factors will impact the consummation of announced corporate events and/or the prices of certain positions. In addition, hedging is an important feature of capital structure arbitrage. There is no guarantee that the Advisers will be able to hedge the Fund’s investment portfolio in the manner necessary to employ successfully the Fund’s strategy.
Market Disruption and Geopolitical Risk.   The occurrence of events similar to those in recent years, such as the aftermath of the war in Iraq, instability in Afghanistan, Pakistan, Egypt, Libya, Syria and the Middle East, international war or conflict (including the Israel-Hamas war), new and ongoing epidemics and pandemics of infectious diseases and other global health events, natural/environmental disasters, terrorist attacks in the United States and around the world, social and political discord, debt crises (such as the Greek crisis), sovereign debt downgrades, the Russian invasion of Ukraine, increasingly strained relations between the United States and a number of foreign countries, including historical adversaries, such as North Korea, Iran, China and Russia, and the international community generally, new and continued political unrest in various countries, such as Venezuela and Spain, the exit or potential exit of one or more countries from the European Union (“EU”) or the Economic and Monetary Union, and continued changes in the balance of political power among and within the branches of the U.S. government, among others, may result in market volatility, may have long term effects on the U.S. and worldwide financial markets, and may cause further economic uncertainties in the United States and worldwide.
Russia launched a large-scale invasion of Ukraine on February 24, 2022. The extent and duration of the military action, resulting sanctions and resulting future market disruptions, including declines in its stock markets and the value of the ruble against the U.S. dollar, in the region are impossible to predict, but could be significant. Any such disruptions caused by Russian military action or other actions (including cyberattacks and espionage) or resulting actual and threatened responses to such activity, including purchasing and financing restrictions, boycotts or changes in consumer or purchaser preferences, sanctions, tariffs or cyberattacks on the Russian government, Russian companies or Russian individuals, including politicians, could have a severe adverse effect on Russia and the European region, including significant negative impacts on the Russian economy, the European economy and the markets for certain securities and commodities, such as oil and natural gas, and may likely have collateral impacts on such sectors globally as well as other sectors. How long such military action and related events will last cannot be predicted.
China and the United States have each imposed tariffs on the other country’s products. These actions may cause a significant reduction in international trade, the oversupply of certain manufactured goods, substantial price reductions of goods and possible failure of individual companies and/or large segments of China’s export industry, which could have a negative impact on the Fund’s performance. U.S. companies that source material and goods from China and those that make large amounts of sales in China would be particularly vulnerable to an escalation of trade tensions. Uncertainty regarding the outcome of the trade tensions and the potential for a trade war could cause the U.S. dollar to decline against safe haven currencies, such as the Japanese yen and the Euro. Events such as these and their consequences are difficult to predict and it is unclear whether further tariffs may be imposed or other escalating actions may be taken in the future.
An outbreak of an infectious coronavirus (COVID-19) that was first detected in December 2019 developed into a global pandemic that has resulted in numerous disruptions in the market and has had significant economic impact leaving general concern and uncertainty. Although vaccines have been developed and approved for use by various governments, the duration of the pandemic and its effects cannot be predicted with certainty. The impact of this coronavirus, and other epidemics and pandemics that may arise in the future, could affect the economies of many nations, individual companies and the market in general ways that cannot necessarily be foreseen at the present time.
Cybersecurity incidents affecting particular companies or industries may adversely affect the economies of particular countries, regions or parts of the world in which the Fund invests.
The occurrence of any of these above events could have a significant adverse impact on the value and risk profile of the Fund’s portfolio. The Fund does not know how long the securities markets may be affected by similar events and cannot predict the effects of similar events in the future on the U.S. economy and securities markets. There can be no assurance that similar events and other market disruptions will not have other material and adverse implications. The Fund may be adversely affected by uncertainties such as terrorism, international political developments, and changes in government policies, taxation, restrictions on foreign investment and currency repatriation, currency fluctuations and other developments in the laws and regulations of the countries in which it is invested. As a result, whether or not the Fund invests in securities located in or with significant exposure to the countries directly affected, the value and liquidity of the Fund’s investments may be negatively impacted. Further, due to closures of certain markets and restrictions on trading certain securities, the value of certain securities held by the Fund could be significantly impacted.
U.S. Credit Rating and European Economic Crisis Risk.   In August 2011, S&P lowered its long-term sovereign credit rating on the United States from “AAA” to “AA+,” which was re-affirmed by S&P in March 2022. In January 2012, S&P lowered its long-term sovereign credit ratings for France, Italy, Spain and six other European countries, which negatively impacted global markets and economic conditions. S&P subsequently raised its long-term sovereign credit rating on Spain to “A” with a stable outlook. Furthermore, following the UK’s referendum to leave the EU, S&P lowered its long-term sovereign credit rating. In addition, the terms of the UK’s exit and any future referendums in other European countries may disrupt the global market. U.S. budget deficit concerns, together with signs of deteriorating sovereign debt conditions in Europe, have increased the possibility of additional credit-rating downgrades and economic slowdowns. The impact of any further downgrade to the U.S. government’s sovereign credit rating, or its perceived creditworthiness, and the impact of the current crisis in Europe with respect to the ability of certain EU countries to continue to service their sovereign debt obligations is inherently unpredictable and could adversely affect the U.S. and global financial markets and economic conditions. In addition, the economic downturn and the significant government interventions into the financial markets and fiscal stimulus spending over the last several years have contributed to significantly increased U.S. budget deficits. There can be no assurance that future fiscal or monetary measures to aid economic recovery will be effective. These developments and reactions of the credit markets to these developments could cause interest rates and borrowing costs to rise, which may negatively impact the Fund’s ability to obtain debt financing on favorable terms. In addition, any adverse economic conditions resulting from any further downgrade of the U.S. government’s sovereign credit rating or the economic crisis in Europe could have a material adverse effect on the Fund’s business, financial condition and results of operations.
Government Intervention in the Financial Markets Risk.   Instability in the financial markets has led the U.S. Government, the Federal Reserve and foreign governments and central banks around the world to take a number of unprecedented actions designed to support certain financial institutions and segments of the financial markets that have experienced extreme volatility, and in some cases a lack of liquidity. U.S. federal and state and foreign governments, their regulatory agencies or self-regulatory organizations may take additional actions that affect the regulation of the securities, debt instruments or structured products in which the Fund invests, or the issuers of such securities or structured products, in ways that are unforeseeable or not fully understood or anticipated. Governments or their agencies may also acquire distressed assets from financial institutions and acquire ownership interests in those institutions. The implications of government ownership and disposition of these assets are unclear, and such programs may have positive or negative effects on the liquidity, valuation and performance of the Fund’s portfolio holdings. Furthermore, volatile financial markets can expose the Fund to greater market and liquidity risk and potential difficulty in valuing portfolio instruments held by the Fund. The Adviser will monitor developments and seek to manage the Fund’s portfolio in a manner consistent with achieving the Fund’s investment objective, but there can be no assurance that it will be successful in doing so.
European Risk.   The Fund may invest a portion of its capital in debt securities issued by issuers domiciled in Europe, including issuers domiciled in the U.K. Concerns regarding the sovereign debt of various Eurozone countries, including the potential for investors to incur substantial write-downs, reductions in the face value of sovereign debt and/or sovereign defaults, as well as the possibility that one or more countries might leave the EU or the Eurozone create risks that could materially and adversely affect the Fund’s investments. Sovereign debt defaults and EU and/or Eurozone exits could have material adverse effects on the Fund’s investments in European companies, including, but not limited to, the availability of credit to support such companies’ financing needs, uncertainty and disruption in relation to financing, increased currency risk in relation to contracts denominated in Euros and wider economic disruption in markets served by those companies, while austerity and/or other measures introduced to limit or contain these issues may themselves lead to economic contraction and resulting adverse effects for the Fund. Legal uncertainty about the funding of Euro denominated obligations following any breakup or exits from the Eurozone, particularly in the case of investments in companies in affected countries, could also have material adverse effects on the Fund. In connection with investments in non-U.S. issuers, the Fund may engage in foreign currency exchange transactions but is not required to hedge its currency exposure. As such, the Fund makes investments that are denominated in British pound sterling or Euros. The Fund’s assets are valued in U.S. dollars and the depreciation of the British pound sterling and/or the Euro in relation to the U.S. dollar could adversely affect the Fund’s investments denominated in British pound sterling or Euros that are not fully hedged regardless of the performance of the underlying issuer.
Economic Recession or Downturn Risk.   Many of the Fund’s portfolio companies may be susceptible to economic slowdowns or recessions and may be unable to repay the Fund’s debt investments during these periods. Therefore, the Fund’s non-performing assets are likely to increase, and the value of its portfolio is likely to decrease, during these periods. Adverse economic conditions may also decrease the value of any collateral securing the Fund’s secured loans. A prolonged recession may further decrease the value of such collateral and result in losses of value in the Fund’s portfolio and a decrease in the Fund’s revenues, net income and NAV. Unfavorable economic conditions also could increase the Fund’s funding costs, limit the Fund’s access to the capital markets or result in a decision by lenders not to extend credit to it on terms it deems acceptable. These events could prevent the Fund from increasing investments and harm the Fund’s operating results.
Legal and Regulatory Risks.   At any time after the date of this prospectus, legislation may be enacted that could negatively affect the assets of the Fund or the issuers of such assets. Changing approaches to regulation may have a negative impact on the entities in which the Fund invests. Legislation or regulation may also change the way in which the Fund itself is regulated. There can be no assurance that future legislation, regulation or deregulation will not have a material adverse effect on the Fund or will not impair the ability of the Fund to achieve its investment objective.
Risks Associated with Commodity Futures Trading Commission Regulation.   The Sub-Adviser claims an exclusion from the definition of the term “commodity pool operator” in accordance with Commodity Futures Trading Commission (“CFTC”) Regulation 4.5 so that the Sub-Adviser is not subject to registration or regulation as a CPO under the CEA with respect to the Fund. In order to maintain the exclusion for the Sub-Adviser, the Fund must invest no more than a prescribed level of its liquidation value in certain futures, certain swap contracts and certain other Derivatives subject to the CEA’s jurisdiction, and the Fund must not market itself as providing investment exposure to such instruments. If the Fund’s investments no longer qualify the Sub-Adviser for the exclusion, the Sub-Adviser may be subject to the CFTC’s CPO registration requirements with respect to the Fund, and the disclosure and operations of the Fund would need to comply with all applicable regulations governing commodity pools registered as investment companies under the 1940 Act and commodity pool operators. Compliance with the additional registration and regulatory requirements may increase operating expenses. Other potentially adverse regulatory initiatives could also develop.
Inflation and Deflation Risk.   Inflation risk is the risk that the value of certain assets or income from the Fund’s investments will be worth less in the future as inflation decreases the value of money. As inflation increases, the real value of investments and distributions can decline. In addition, during any periods of rising inflation, the dividend rates or borrowing costs associated with the Fund’s use of leverage would likely increase, which would tend to further reduce returns to Shareholders. Deflation risk is the risk that prices throughout the economy decline over time — the opposite of inflation. Deflation may have an adverse effect on the creditworthiness of issuers and may make issuer defaults more likely, which may result in a decline in the value of the Fund’s portfolio.
Interest Rate Risk.   The market value of Corporate Bonds and other fixed-income securities changes in response to interest rate changes and other factors. In an effort to combat inflation, the U.S. Federal Reserve (the “Federal Reserve”) increased the federal funds rate in 2023. Although the Federal Reserve left its benchmark rates steady in the fourth quarter of 2023, it has indicated that additional rate increases in the future may be necessary to mitigate inflationary pressures and there can be no assurance that the Federal Reserve will not make upwards adjustments to the federal funds rate in the future. However, there are reports that the Federal Reserve may begin to cut the benchmark rates in 2024. Interest rate risk is the risk that prices of bonds and other fixed-income securities will increase as interest rates fall and decrease as rates rise.

Accordingly, an increase in market interest rates may cause a decrease in the price of a debt security and, therefore, a decline in the net asset value of the Fund’s Shares. The magnitude of these fluctuations in the market price of bonds and other fixed-income securities is generally greater for those securities with longer maturities. Because Syndicated Loans with floating or variable rates reset their interest rates only periodically, changes in prevailing interest rates (and particularly sudden and significant changes) can be expected to cause some fluctuations in the Fund’s NAV. Similarly, an increase in market interest rates may cause a decline in the Fund’s NAV. In addition, Syndicated Loans or similar loans or securities may allow the Borrower to opt between SOFR-based interest rates and interest rates based on bank prime rates, which may have an effect on the Fund’s NAV.
If general interest rates rise, as they have in recent years, there is a risk that the portfolio companies in which the Fund holds floating rate securities will be unable to pay escalating interest amounts, which could result in a default under their loan documents. Rising interest rates could also cause portfolio companies to shift cash from other productive uses to the payment of interest, which may have a material adverse effect on their business and operations and could, over time, lead to increased defaults. In addition, rising interest rates may increase pressure on the Fund to provide fixed rate loans to the Fund’s portfolio companies, which could adversely affect the Fund’s net investment income, as increases in the cost of borrowed funds would not be accompanied by increased interest income from such fixed-rate investments.
Investment Terms and Timeframe Risk.   Delays in investing the net proceeds of this offering may impair the Fund’s performance. The Fund cannot assure investors that it will be able to identify any investments that meet the Fund’s investment objective or that any investment that the Fund makes will produce a positive return. The Fund may be unable to invest its assets on acceptable terms within the time period that it anticipates or at all, which could harm the Fund’s financial condition and results of operations.
Prior to investing in securities of portfolio companies, the Fund may invest primarily in cash, cash equivalents, U.S. government securities, repurchase agreements and high-quality debt instruments maturing in one year or less from the time of investment, which may produce returns that are significantly lower than the returns which it expects to achieve when the Fund’s portfolio is fully invested in securities meeting its investment objective. As a result, any distributions that the Fund pays while its portfolio is not fully invested in securities meeting its investment objective may be lower than the distributions that the Fund may be able to pay when its portfolio is fully invested in securities meeting its investment objective.
Restrictions on Entering into Affiliated Transactions.   The Advisers may enter into transactions and invest in securities, instruments and currencies on behalf of the Fund in which customers of its affiliates, to the extent permitted by applicable law, serve as the counterparty, principal or issuer. In such cases, such party’s interests in the transaction could be adverse to the interests of the Fund, and such party may have no incentive to assure that the Fund obtains the best possible prices or terms in connection with the transaction. In addition, the purchase, holding and sale of such investments by the Fund may enhance the profitability of the Advisers or their affiliates. One or more affiliates may also create, write or issue Derivatives for their customers, the underlying securities, currencies or instruments of which may be those in which the Fund invests or which may be based on the performance of the Fund. The Fund may, subject to applicable law, purchase investments that are the subject of an underwriting or other distribution by one or more of the Advisers affiliates and may also enter into transactions with other clients of an affiliate where such other clients have interests adverse to those of the Fund. By reason of the various activities of the Advisers and their affiliates, the Advisers and such affiliates may acquire confidential or material non-public information or otherwise be restricted from purchasing certain potential Fund investments that otherwise might have been purchased or be restricted from selling certain Fund investments that might otherwise have been sold at the time.
Lack of Funds to Make Additional Investments Risk.   The Fund may not have the funds or ability to make additional investments in its portfolio companies. After the Fund’s initial investment in a portfolio company, it may be called upon from time to time to provide additional funds to such company or have the opportunity to increase its investment through the exercise of a warrant to purchase common shares. There is no assurance that the Fund will make, or will have sufficient funds to make, follow-on investments. Any decisions not to make a follow-on investment or any inability on the Fund’s part to make such an investment may have a negative impact on a portfolio company in need of such an investment, may result in a missed opportunity for the Fund to increase its participation in a successful operation or may reduce the expected return on the investment.

Uncertain Exit Strategies.   Due to the illiquid nature of some of the positions that the Fund is expected to acquire, as well as the risks associated with the Fund’s investment strategies, the Fund is unable to predict with confidence what the exit strategy may ultimately be for any given investment, or that one will definitely be available. Exit strategies which appear to be viable when an investment is initiated may be precluded by the time the investment is ready to be realized due to economic, legal, political or other factors.
Other Risks Relating to the Fund
Adviser Risk.   The Adviser utilizes the resources of Ares’ U.S. and European credit teams who manage direct lending, syndicated loan, corporate bond, opportunistic credit and structured credit investment strategies for the Ares Credit Group as well as the real estate debt and stressed/distressed investment teams. The Fund’s portfolio management team is comprised of members of Ares’ Credit Group. The Adviser intends to use the resources of Ares. There can be no assurance that any such investment professionals will remain employed by Ares or if employed, will remain involved with the Advisers’ performance obligations. The Adviser is a joint venture and conflicts could arise between the parties to the joint venture that could impact the Adviser’s ability to perform its duties.
Senior Management Personnel of the Advisers.   Since the Fund has no employees, it depends on the investment expertise, skill and network of business contacts of the Advisers. The Advisers evaluate, negotiate, structure, execute, monitor and service the Fund’s investments. The Fund’s future success depends to a significant extent on the continued service and coordination of the Advisers and their senior management team. The departure of any members of the Advisers’ senior management team could have a material adverse effect on the Fund’s ability to achieve its investment objective.
The Fund’s ability to achieve its investment objective depends on the Advisers’ ability to identify, analyze, invest in, finance and monitor companies that meet the Fund’s investment criteria. The Advisers’ capabilities in managing the investment process, providing competent, attentive and efficient services to the Fund, and facilitating access to financing on acceptable terms depend on the employment of investment professionals in an adequate number and of adequate sophistication to match the corresponding flow of transactions. To achieve the Fund’s investment objective, the Advisers may need to hire, train, supervise and manage new investment professionals to participate in the Fund’s investment selection and monitoring process. The Advisers may not be able to find investment professionals in a timely manner or at all. Failure to support the Fund’s investment process could have a material adverse effect on the Fund’s business, financial condition and results of operations.
In addition, the Investment Advisory Agreement has termination provisions that allow the parties to terminate the agreements without penalty. The Investment Advisory Agreement, Investment Sub-Advisory Agreement and the CAM Administration Agreement may be terminated at any time, without penalty, by the Advisers upon 60 days’ notice to the Fund. If either agreement is terminated, it may adversely affect the quality of the Fund’s investment opportunities. In addition, in the event such agreements are terminated, it may be difficult for the Fund to replace the Advisers. Furthermore, the termination of either of these agreements may adversely impact the terms of the Fund’s or its subsidiaries’ financing facilities or any financing facility into which the Fund or its subsidiaries may enter in the future, which could have a material adverse effect on the Fund’s business and financial condition.
Key Personnel Risk.   The Adviser depends on the diligence, skill and network of business contacts of certain Ares Credit Group and CION professionals. The Adviser also depends, to a significant extent, on access to other investment professionals within Ares and CION and the information and deal flow generated by these investment professionals in the course of their investment and portfolio management activities. The Fund’s success depends on the continued service of such personnel. The investment professionals associated with the Advisers are actively involved in other investment activities not concerning the Fund and will not be able to devote all of their time to the Fund’s business and affairs. The departure of any of the senior managers of the Advisers, or of a significant number of the investment professionals or partners of the Advisers’ affiliates, could have a material adverse effect on the Fund’s ability to achieve its investment objective. Individuals not currently associated with the Advisers may become associated with the Fund and the performance of the Fund may also depend on the experience and expertise of such individuals. In addition, there is no assurance that the Advisers will remain the Fund’s investment adviser or that the Advisers will continue to have access to the investment professionals and partners of its affiliates and the information and deal flow generated by the investment professionals of its affiliates.

Ares and CION Relationships.   The Fund expects that Ares and CION will depend on their existing relationships with private equity sponsors, investment banks and commercial banks, and the Fund expects to rely to a significant extent upon these relationships for purposes of potential investment opportunities. If Ares or CION fails to maintain their existing relationships or develop new relationships with other sources or sponsors of investment opportunities, the Fund may not be able to expand its investment portfolio. In addition, individuals with whom Ares and CION have relationships are not obligated to provide the Fund with investment opportunities and, therefore, there is no assurance that such relationships will generate investment opportunities for the Fund.
The Advisers’ Incentive Fee Risk.   The Investment Advisory Agreement and Investment Sub-Advisory Agreement entitle the Advisers to receive incentive compensation on income regardless of any capital losses. In such case, the Fund may be required to pay the Advisers incentive compensation for a fiscal quarter even if there is a decline in the value of the Fund’s portfolio or if the Fund incurs a net loss for that quarter.
Any Incentive Fee payable by the Fund that relates to its net investment income may be computed and paid on income that may include income that has been accrued but not yet received. If a portfolio company defaults on a loan that is structured to provide accrued interest, it is possible that accrued interest previously included in the calculation of the Incentive Fee will become uncollectible. The Advisers are not under any obligation to reimburse the Fund for any part of the Incentive Fee they received that was based on accrued income that the Fund never received as a result of a default by an entity on the obligation that resulted in the accrual of such income, and such circumstances would result in the Fund’s paying an Incentive Fee on income it never received.
The Incentive Fee payable by the Fund to the Advisers may create an incentive for them to make investments on the Fund’s behalf that are risky or more speculative than would be the case in the absence of such compensation arrangement. The way in which the Incentive Fee payable to the Advisers is determined may encourage them to use leverage to increase the return on the Fund’s investments. In addition, the fact that the Management Fee is payable based upon the Fund’s average daily gross assets, which would include any borrowings for investment purposes, may encourage the Advisers to use leverage to make additional investments. Under certain circumstances, the use of leverage may increase the likelihood of default, which would disfavor Shareholders. Such a practice could result in the Fund’s investing in more speculative securities than would otherwise be in its best interests, which could result in higher investment losses, particularly during cyclical economic downturns.
Shares Not Listed; No Market for Shares.   The Fund has been organized as a closed-end management investment company. Closed-end funds differ from open-end management investment companies (commonly known as mutual funds) because investors in a closed-end fund do not have the right to redeem their shares on a daily basis. Unlike most closed-end funds, which typically list their shares on a securities exchange, the Fund does not currently intend to list the Shares for trading on any securities exchange, and the Fund does not expect any secondary market to develop for the Shares in the foreseeable future. Therefore, an investment in the Fund, unlike an investment in a typical closed-end fund, is not a liquid investment.
Closed-end Interval Fund; Liquidity Risks.   The Fund is a diversified, closed-end management investment company operated as an “interval fund” and designed primarily for long-term investors. The Fund is not intended to be a typical traded investment. There is no secondary market for the Fund’s Shares and the Fund expects that no secondary market will develop. An investor should not invest in the Fund if the investor needs a liquid investment. Closed-end funds differ from open-end management investment companies (commonly known as mutual funds) in that investors in a closed-end fund do not have the right to redeem their shares on a daily basis at a price based on NAV. Although the Fund, as a fundamental policy, will make quarterly offers to repurchase at least 5% and up to 25% of its outstanding Shares at NAV, the number of Shares tendered in connection with a repurchase offer may exceed the number of Shares the Fund has offered to repurchase, in which case not all of your Shares tendered in that offer will be repurchased. In connection with any given repurchase offer, it is expected the Fund will offer to repurchase only the minimum amount of 5% of its outstanding Shares. Hence, you may not be able to sell your Shares when and/or in the amount that you desire.
Competition for Investment Opportunities.   The Fund competes for investments with other closed-end funds and investment funds, as well as traditional financial services companies such as commercial banks and other sources of funding. Moreover, alternative investment vehicles, such as hedge funds, have begun to invest in areas in which they have not traditionally invested. As a result of these new entrants, competition for investment opportunities may intensify. Many of the Fund’s competitors are substantially larger and may have considerably greater financial, technical and marketing resources than the Fund. For example, some competitors may have a lower cost of capital and access to funding sources that are not available to the Fund. In addition, some of the Fund’s competitors may have higher risk tolerances or different risk assessments than it has. These characteristics could allow the Fund’s competitors to consider a wider variety of investments, establish more relationships and pay more competitive prices for investments than it is able to do. The Fund may lose investment opportunities if it does not match its competitors’ pricing. If the Fund is forced to match its competitors’ pricing, it may not be able to achieve acceptable returns on its investments or may bear substantial risk of capital loss. A significant increase in the number and/or the size of the Fund’s competitors could force it to accept less attractive investment terms. Furthermore, many of the Fund’s competitors have greater experience operating under, or are not subject to, the regulatory restrictions that the 1940 Act imposes on it as a closed-end fund.
“Best-Efforts” Offering Risk.   This offering is being made on a best efforts basis, whereby the Distributor is only required to use its best efforts to sell the Shares and has no firm commitment or obligation to purchase any of the Shares. To the extent that less than the maximum number of Shares is subscribed for, the opportunity for the allocation of the Fund’s investments among various issuers and industries may be decreased, and the returns achieved on those investments may be reduced as a result of allocating all of the Fund’s expenses over a smaller capital base.
Inadequate Return Risk.   No assurance can be given that the returns on the Fund’s investments will be commensurate with the risk of investment in the Shares.
Inadequate Network of Broker-Dealer Risk.   The success of the Fund’s continuous public offering, and correspondingly the Fund’s ability to implement its investment objective and strategies, depends upon the ability of the Distributor and the Adviser to establish, operate and maintain a network of Selected Broker-Dealers to sell the Shares. If the Distributor or the Adviser fails to perform, the Fund may not be able to raise adequate proceeds through the Fund’s continuous public offering to implement the Fund’s investment objective and strategies. If the Fund is unsuccessful in implementing its investment objective and strategies, an investor could lose all or a part of his or her investment in the Fund.
Repurchase Offers Risks.   As described under “Share Repurchase Program,” the Fund is an “interval fund” and, to provide some liquidity to Shareholders, makes quarterly offers to repurchase between 5% and 25% of its outstanding Shares at NAV, pursuant to Rule 23c-3 under the 1940 Act. The Fund believes that these repurchase offers are generally beneficial to the Fund’s Shareholders, and generally are funded from available cash or sales of portfolio securities. However, the repurchase of Shares by the Fund decreases the assets of the Fund and, therefore, may have the effect of increasing the Fund’s expense ratio. Repurchase offers and the need to fund repurchase obligations may also affect the ability of the Fund to be fully invested or force the Fund to maintain a higher percentage of its assets in liquid investments, which may harm the Fund’s investment performance. Moreover, diminution in the size of the Fund through repurchases may result in untimely sales of portfolio securities, and may limit the ability of the Fund to participate in new investment opportunities. If the Fund uses leverage, repurchases of Shares may compound the adverse effects of leverage in a declining market. In addition, if the Fund borrows money to finance repurchases, interest on that borrowing will negatively affect Shareholders who do not tender their Shares by increasing Fund expenses and reducing any net investment income. Certain Shareholders may from time to time own or control a significant percentage of the Fund’s Shares. Repurchase requests by these Shareholders of these Shares of the Fund may cause repurchases to be oversubscribed, with the result that Shareholders may only be able to have a portion of their Shares repurchased in connection with any repurchase offer. If a repurchase offer is oversubscribed and the Fund determines not to repurchase additional Shares beyond the repurchase offer amount, or if Shareholders tender an amount of Shares greater than that which the Fund is entitled to purchase, the Fund will repurchase the Shares tendered on a pro rata basis, and Shareholders will have to wait until the next repurchase offer to make another repurchase request. Shareholders will be subject to the risk of NAV fluctuations during that period. Thus, there is also a risk that some Shareholders, in anticipation of proration, may tender more Shares than they wish to have repurchased in a particular quarter, thereby increasing the likelihood that proration will occur. The NAV of Shares tendered in a repurchase offer may fluctuate between the date a Shareholder submits a repurchase request and the Repurchase Request Deadline, and to the extent there is any delay between the Repurchase Request Deadline and the Repurchase Pricing Date. The NAV on the Repurchase Request Deadline or the Repurchase Pricing Date may be higher or lower than on the date a Shareholder submits a repurchase request. See “Share Repurchase Program.”
Distribution Payment Risk.   The Fund cannot assure investors that the Fund will achieve investment results that will allow the Fund to make a specified level of cash distributions or year-to-year increases in cash distributions. All distributions will be paid at the discretion of the Board and may depend on the Fund’s earnings, the Fund’s net investment income, the Fund’s financial condition, maintenance of the Fund’s and the Fund’s RIC status, compliance with applicable regulations and such other factors as the Board may deem relevant from time to time.
In the event that the Fund encounters delays in locating suitable investment opportunities, all or a substantial portion of the Fund’s distributions may constitute a return of capital to Shareholders. To the extent that the Fund pays distributions that constitute a return of capital for U.S. federal income tax purposes, it will lower an investor’s tax basis in his or her Shares. A return of capital generally is a return of an investor’s investment, rather than a return of earnings or gains derived from the Fund’s investment activities, and generally results in a reduction of the tax basis in the Shares. As a result from such reduction in tax basis, Shareholders may be subject to tax in connection with the sale of Shares, even if such Shares are sold at a loss relative to the Shareholder’s original investment.
Risks Associated with the Fund Distribution Policy.   The Fund intends to make regular distributions. Currently, in order to maintain a relatively stable level of distributions, the Fund may pay out less than all of its net investment income to the extent consistent with maintaining its ability to be subject to tax as a RIC under the Code, pay out undistributed income from prior months, return capital in addition to current period net investment income or borrow money to fund distributions. The distributions for any full or partial calendar year might not be made in equal amounts, and one distribution may be larger than the other. The Fund will make a distribution only if authorized by the Board and declared by the Fund out of assets legally available for these distributions. This distribution policy may, under certain circumstances, have certain adverse consequences to the Fund and its Shareholders because it may result in a return of capital, which would reduce the NAV of the Shares and, over time, potentially increase the Fund’s expense ratio. If a distribution constitutes a return of capital, it means that the Fund is returning to Shareholders a portion of their investment rather than making a distribution that is funded from the Fund’s earned income or other profits. The Fund’s distribution policy may be changed at any time by the Board.
There is a possibility that the Fund may make total distributions during a calendar or taxable year in an amount that exceeds the Fund’s net investment company taxable income and net capital gains for the relevant taxable year. In such situations, if a distribution exceeds the Fund’s current and accumulated earnings and profits (as determined for U.S. federal income tax purposes), a portion of each distribution paid with respect to such taxable year would generally be treated as a return of capital for U.S. federal income tax purposes, thereby reducing the amount of a Shareholder’s tax basis in such Shareholder’s Shares. When a Shareholder sells Shares, the amount, if any, by which the sales price exceeds the Shareholder’s tax basis in Shares may be treated as a gain subject to tax. Because a return of capital reduces a Shareholder’s tax basis in Shares, it generally will increase the amount of such Shareholder’s gain or decrease the amount of such Shareholder’s loss when such Shareholder sells Shares. To the extent that the amount of any return of capital distribution exceeds a Shareholder’s tax basis in Shares, such excess generally will be treated as gain from a sale or exchange of the shares.
Because the Fund has issued Preferred Shares and has issued other forms of indebtedness, its ability to make distributions to its Shareholders is limited by the asset coverage requirements and other limitations imposed by the 1940 Act and the terms of the Fund’s indebtedness.
Investment Dilution Risk.   The Fund’s investors do not have preemptive rights to any Shares the Fund may issue in the future. The Fund’s amended and restated declaration of trust (the “Declaration of Trust”) authorizes it to issue an unlimited number of Shares. The Board may amend the Declaration of Trust. After an investor purchases Shares, the Fund may sell additional Shares in the future or issue equity interests in private offerings. To the extent the Fund issues additional equity interests after an investor purchases its Shares, such investor’s percentage ownership interest in the Fund will be diluted.
Anti-Takeover Risk.   The Declaration of Trust and bylaws, as well as certain statutory and regulatory requirements, contain certain provisions that may have the effect of discouraging a third party from attempting to acquire it. Subject to the limitations of the 1940 Act, the Board may, without Shareholder action, authorize the issuance of shares in one or more classes or series, including Preferred Shares; and the Board may, without Shareholder action, amend the Declaration of Trust. These anti-takeover provisions may inhibit a change of control in circumstances that could give Shareholders the opportunity to realize a premium over the value of the Shares.
Conflicts of Interest Risk.   The Fund is a party to the Investment Advisory Agreement with CAM, and the Investment Sub-Advisory Agreement with Ares Capital, entities in which certain of the Fund’s trustees, officers and members of the investment committee of the Advisers may have indirect ownership and pecuniary interests. Certain of the Fund’s trustees and officers and members of the investment committee of the Advisers also serve as officers or principals of other investment managers affiliated with the Advisers that currently, and may in the future, manage investment funds with investment objectives similar to the Fund’s investment objective. In addition, certain of Fund’s officers and trustees and the members of the investment committee of the Advisers serve or may serve as officers, trustees or principals of entities that operate in the same or related line of business as the Fund does or of investment funds managed by the Fund’s affiliates. Accordingly, the Fund may not be made aware of and/or given the opportunity to participate in certain investments made by investment funds managed by advisers affiliated with the Advisers. However, the Advisers intend to allocate investment opportunities in a fair and equitable manner in accordance with the Advisers’ investment allocation policy.
Pursuant to the terms of the CAM Administration Agreement, CAM provides the Fund with certain administrative and other services necessary to conduct the Fund’s day-to-day operations, and the Fund reimburses CAM, at cost, for the Fund’s allocable portion of overhead and other expenses (including travel expenses) incurred by CAM in performing its obligations under the CAM Administration Agreement, including the Fund’s allocable portion of the cost of certain of the Fund’s officers (including but not limited to the chief compliance officer, chief financial officer, chief accounting officer, general counsel, secretary and treasurer) and their respective staffs, but not investment professionals. See “Conflicts of Interest.”
Potential Conflicts of Interest Risk — Allocation of Investment Opportunities.   The Advisers have adopted allocation procedures that are intended to treat each fund they advise in a manner that, over a period of time, is fair and equitable. Ares and CION currently provide investment advisory and administration services and may provide in the future similar services to other entities (collectively, “Advised Funds”). Certain existing Advised Funds have, and future Advised Funds may have, and may from time to time have, overlapping investment objectives with the Fund, and such Advised Funds will invest in, whether principally or secondarily, asset classes similar to those targeted by the Fund. To the extent the Advised Funds have overlapping investment objectives, the scope of opportunities otherwise available to the Fund may be adversely affected and/or reduced. Certain other existing Advised Funds do not, and future Advised Funds may not, have overlapping investment objectives with the Fund, but such funds may from time to time invest in, whether principally or secondarily, asset classes similar to those targeted by the Fund. The Advisers will endeavor to allocate investment opportunities in a fair and equitable manner, and in any event consistent with any fiduciary duties owed to the Fund and other clients and in an effort to avoid favoring one client over another and taking into account all relevant facts and circumstances, including (without limitation): (i) differences with respect to available capital, size of client, and lifecycle, including the remaining life, of a client; (ii) differences with respect to investment objectives or current investment strategies, including regarding: (a) current and total return requirements, (b) emphasizing or limiting exposure to specific investments, including, but not limited to, type of security, jurisdiction, industry, or other characteristic of the investment, (c) diversification, including industry or company exposure, currency and jurisdiction, or (d) rating agency ratings; (iii) differences in risk profile at the time an opportunity becomes available; (iv) the potential transaction and other costs of allocating an opportunity among various clients; (v) actual or potential conflicts of interest, including whether multiple clients directly or indirectly have an existing investment in the security in question or the issuer of such security; (vi) the nature of the security or the transaction, including minimum investment amounts and the source of the opportunity; (vii) current and anticipated market and general economic conditions; (viii) existing positions in a Borrower/loan/security; and (ix) prior positions in a Borrower/loan/security. Nevertheless, it is possible that the Fund may not be given the opportunity to participate in certain investments made by investment funds managed by investment managers affiliated with the Advisers.

The Advisers may determine that the Fund should invest on a side-by-side basis with one or more Advised Funds. In certain circumstances, negotiated co-investments may be made only in accordance with the terms of the exemptive order Ares received from the SEC (the “Order”). Co-investments made under the Order are subject to compliance with the conditions and other requirements contained in the Order, which could limit the Fund’s ability to participate in a co-investment transaction.
In the event investment opportunities are allocated among the Fund and the other Advised Funds, the Fund may not be able to structure its investment portfolio in the manner desired. Although the Advisers endeavor to allocate investment opportunities in a fair and equitable manner, the Fund is not generally permitted to co-invest in any portfolio company in which a fund managed by Ares or any of its downstream affiliates (other than the Fund and its downstream affiliates) currently has an investment. However, the Fund may co-invest with funds managed by Ares or any of its downstream affiliates, subject to compliance with existing regulatory guidance, applicable regulations and its allocation procedures. Furthermore, the Fund and the other Advised Funds may make investments in securities where the prevailing trading activity may make impossible the receipt of the same price or execution on the entire volume of securities purchased or sold by the Fund and the other Advised Funds. When this occurs, the various prices may be averaged, and the Fund will be charged or credited with the average price. Thus, the effect of the aggregation may operate on some occasions to the disadvantage of the Fund. In addition, under certain circumstances, the Fund may not be charged the same commission or commission equivalent rates in connection with a bunched or aggregated order.
It is likely that the other Advised Funds may make investments in the same or similar securities at different times and on different terms than the Fund. The Fund and the other Advised Funds may make investments at different levels of a Borrower’s capital structure or otherwise in different classes of a Borrower’s securities, to the extent permitted by applicable law. Such investments may inherently give rise to conflicts of interest or perceived conflicts of interest between or among the various classes of securities that may be held by such entities. Conflicts may also arise because portfolio decisions regarding the Fund may benefit the other Advised Funds. For example, the sale of a long position or establishment of a short position by the Fund may impair the price of the same security sold short by (and therefore benefit) one or more Advised Funds, and the purchase of a security or covering of a short position in a security by the Fund may increase the price of the same security held by (and therefore benefit) one or more Advised Funds.
Applicable law, including the 1940 Act, may at times prevent the Fund from being able to participate in investments that it otherwise would participate in, and may require the Fund to dispose of investments at a time when it otherwise would not dispose of such investment, in each case, in order to comply with applicable law.
The Advisers, their affiliates and their clients may pursue or enforce rights with respect to a Borrower in which the Fund has invested, and those activities may have an adverse effect on the Fund. As a result, prices, availability, liquidity and terms of the Fund’s investments may be negatively impacted by the activities of the Advisers and their affiliates or their clients, and transactions for the Fund may be impaired or effected at prices or terms that may be less favorable than would otherwise have been the case.
The Advisers may have a conflict of interest in deciding whether to cause the Fund to incur leverage or to invest in more speculative investments or financial instruments, thereby potentially increasing the assets or the yield of the Fund and, accordingly, the Management Fees or Incentive Fees received by the Advisers. Certain other Advised Funds pay the Advisers or their affiliates performance-based compensation, which could create an incentive for the Advisers or an affiliate to favor such investment fund or account over the Fund.
Potential Conflicts of Interest Risk — Allocation of Personnel.   The Fund’s executive officers and trustees, and the employees of the Advisers, serve or may serve as officers, directors or principals of entities that operate in the same or a related line of business as the Fund or of investment funds or accounts managed by the Advisers or their affiliates. As a result, they may have obligations to investors in those entities, the fulfillment of which might not be in the best interests of the Fund or its Shareholders. Additionally, certain personnel of the Advisers and their management may face conflicts in their time management and commitments.
Potential Conflicts of Interest Risk — Lack of Information Barriers.   By reason of the various activities of the Advisers and their affiliates, the Advisers and such affiliates may acquire confidential or material non-public information or otherwise be restricted from purchasing certain potential Fund investments that otherwise might have been purchased or be restricted from selling certain Acquiring Fund investments that might otherwise have been sold at the time.
Portfolio Fair Value Risk.   Under the 1940 Act, the Fund is required to carry its portfolio investments at market value or, if there is no readily available market value, at fair value. There is not a public market for the securities of the privately held companies in which the Fund may invest. Many of the Fund’s investments are not exchange-traded, but are, instead, traded on a privately negotiated OTC secondary market for institutional investors. The Adviser, as valuation designee, is responsible for the valuation of the Fund’s portfolio investments and implementing the portfolio valuation process set forth in the Adviser’s valuation policy, subject to the oversight of the Board, to management. Valuations of Fund investments are disclosed quarterly in reports publicly filed with the SEC. See “Determination of Net Asset Value.”
Certain factors that may be considered in determining the fair value of the Fund’s investments include dealer quotes for securities traded on the OTC secondary market for institutional investors, the nature and realizable value of any collateral, the portfolio company’s earnings and its ability to make payments on its indebtedness, the markets in which the portfolio company does business, comparison to comparable publicly-traded companies, discounted cash flow and other relevant factors. Because such valuations, and particularly valuations of private securities and private companies, are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, determinations of fair value may differ materially from the values that would have been used if an exchange-traded market for these securities existed. Due to this uncertainty, the Adviser’s fair value determinations may cause the Fund’s NAV on a given date to materially understate or overstate the value that it may ultimately realize upon the sale of one or more of its investments.
Portfolio Turnover Risk.   The Fund’s annual portfolio turnover rate may vary greatly from year to year, as well as within a given year. However, portfolio turnover rate is not considered a limiting factor in the execution of investment decisions for the Fund. High portfolio turnover may result in the realization of net short-term capital gains by the Fund which, when distributed to the Fund and, ultimately, Shareholders, will be taxable as ordinary income. In addition, a higher portfolio turnover rate results in correspondingly greater brokerage commissions and other transactional expenses that are borne by the Fund.
Cybersecurity Risks.   Cybersecurity refers to the combination of technologies, processes and procedures established to protect information technology systems and data from unauthorized access, attack or damage. The Fund and its respective affiliates and third-party service providers are subject to cybersecurity risks. Cyber security risks have significantly increased in recent years and, while the Fund has not experienced any material losses relating to cyber attacks or other information security breaches, the Fund could suffer such losses in the future. The Fund’s and its respective affiliates’ and third-party service providers’ computer systems, software and networks may be vulnerable to unauthorized access, computer viruses or other malicious code and other events that could have a security impact. If one or more of such events occur, this potentially could jeopardize confidential and other information, including nonpublic personal information and sensitive business data, processed and stored in, and transmitted through, computer systems and networks, or otherwise cause interruptions or malfunctions in the Fund’s operations or the operations of its respective affiliates and third-party service providers. This could result in significant losses, reputational damage, litigation, regulatory fines or penalties, investigations or otherwise adversely affect the Fund’s business, financial condition or results of operations. Privacy and information security laws and regulation changes, and compliance with those changes, may result in cost increases due to system changes and the development of new administrative processes. In addition, the Fund may be required to expend significant additional resources to modify the Fund’s protective measures and to investigate and remediate vulnerabilities or other exposures arising from operational and security risks.
Litigation Risk.   The Fund as well as the Adviser, the Sub-Adviser and its affiliates participate in a highly regulated industry and are each subject to regulatory examinations in the ordinary course of business. There can be no assurance that the Fund, its executive officers, trustees, and the Adviser, the Sub-Adviser, their affiliates and/or any of their respective principals and employees will avoid regulatory investigation and possible enforcement actions stemming therefrom. The Adviser and the Sub-Adviser are each registered investment advisers and, as such, subject to the provisions of the Advisers Act. The Fund, the Adviser and the Sub-Adviser may each be, from time to time, subject to formal and informal examinations, investigations, inquiries, audits and reviews from numerous regulatory authorities both in response to issues and questions raised in such examinations or investigations and in connection with the changing priorities of the applicable regulatory authorities across the market in general.
The Fund, its executive officers, trustees, and the Adviser, the Sub-Adviser and their affiliates and/or any of their respective principals and employees could also be named as defendants in, or otherwise become involved in, litigation. Litigation and regulatory actions can be time-consuming and expensive and can lead to unexpected losses, which expenses and losses are often subject to indemnification by the Fund. Legal proceedings could continue without resolution for long periods of time and their outcomes, which could materially and adversely affect the value of the Fund or the ability of the Adviser or the Sub-Adviser to manage the Fund, are often impossible to anticipate. The Adviser or the Sub-Adviser would likely be required to expend significant resources responding to any litigation or regulatory action related to it, and these actions could be a distraction to the activities of the Adviser or the Sub-Adviser, as applicable.
The Fund’s investment activities are subject to the normal risks of becoming involved in litigation by third parties. The expense of defending against claims by third parties and paying any amounts pursuant to settlements or judgments would, absent willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved by the Adviser, Sub-Adviser, administrator, or any of the Fund’s officers, be borne by the Fund and would reduce the Fund’s net assets. The Adviser, the Sub-Adviser and others are indemnified by the Fund in connection with such litigation, subject to certain conditions.
Risks Relating to Fund’s RIC Status.   Although the Fund has elected to be treated as a RIC under Subchapter M of the Code, no assurance can be given that the Fund will be able to qualify for and maintain RIC status. If the Fund qualifies as a RIC under the Code, the Fund generally will not be subject to corporate-level federal income taxes on its income and capital gains that are timely distributed (or deemed distributed) as dividends for U.S. federal income tax purposes to its Shareholders. To qualify as a RIC under the Code and to be relieved of federal taxes on income and gains distributed as dividends for U.S. federal income tax purposes to the Fund’s Shareholders, the Fund must, among other things, meet certain source-of-income, asset diversification and distribution requirements. The distribution requirement for a RIC is satisfied if the Fund distributes dividends each tax year for U.S. federal income tax purposes of an amount generally at least equal to 90% of the sum of its net ordinary income and net short-term capital gains in excess of net long-term capital losses, if any, to the Fund’s Shareholders.
RIC-Related Risks of Investments Generating Non-Cash Taxable Income.   Certain of the Fund’s investments will require the Fund to recognize taxable income in a tax year in excess of the cash generated on those investments during that year. In particular, the Fund expects to invest in loans and other debt instruments that will be treated as having “market discount” and/or original issue discount (“OID”) for U.S. federal income tax purposes. Because the Fund may be required to recognize income in respect of these investments before, or without receiving, cash representing such income, the Fund may have difficulty satisfying the annual distribution requirements applicable to RICs and avoiding Fund-level U.S. federal income and/or excise taxes. Accordingly, the Fund may be required to sell assets, including at potentially disadvantageous times or prices, raise additional debt or equity capital, make taxable distributions of Shares or debt securities, or reduce new investments, to obtain the cash needed to make these income distributions. If the Fund liquidates assets to raise cash, the Fund may realize additional gain or loss on such liquidations. In the event the Fund realizes additional net capital gains from such liquidation transactions, Shareholders, may receive larger capital gain distributions than it or they would in the absence of such transactions.
Instruments that are treated as having OID for U.S. federal income tax purposes may have unreliable valuations because their continuing accruals require judgments about the collectability of the deferred payments and the value of any collateral. Loans that are treated as having OID generally represent a significantly higher credit risk than coupon loans. Accruals on such instruments may create uncertainty about the source of Fund distributions to Shareholders. OID creates the risk of non-refundable cash payments to the Advisers based on accruals that may never be realized. In addition, the deferral of payment-in-kind (“PIK”) interest also reduces a loan’s loan-to-value ratio at a compounding rate.
Uncertain Tax Treatment.   The Fund may invest a portion of its net assets in below investment grade instruments. Investments in these types of instruments may present special tax issues for the Fund. U.S. federal income tax rules are not entirely clear about issues such as when the Fund may cease to accrue interest, OID or market discount, when and to what extent deductions may be taken for bad debts or worthless instruments, how payments received on obligations in default should be allocated between principal and income and whether exchanges of debt obligations in a bankruptcy or workout context are taxable. These and other issues will be addressed by the Fund to the extent necessary in connection with the Fund’s intention to distribute sufficient income each tax year to minimize the risk that it becomes subject to U.S. federal income or excise tax.

MANAGEMENT OF THE FUND
Trustees
Pursuant to the Declaration of Trust and bylaws, the Fund’s business and affairs are managed under the direction of the Board, which has overall responsibility for monitoring and overseeing the Fund’s management and operations. The Board consists of nine members, five of whom are considered Independent Trustees. The Trustees are subject to removal or replacement in accordance with Delaware law and the Declaration of Trust. The Trustees serving on the Board, except for Jeffrey B. Perlowitz and Elaine Orr, were elected by the organizational Shareholder of the Fund. Jeffrey B. Perlowitz and Elaine Orr were appointed to the Board by the Trustees. The Statement of Additional Information provides additional information about the Trustees.
CAM serves as the Fund’s investment adviser pursuant to the terms of the Investment Advisory Agreement and subject to the authority of, and any policies established by, the Board. Ares Capital serves as the Fund’s investment sub-adviser pursuant to the terms of the Investment Sub-Advisory Agreement. Pursuant to the Investment Advisory Agreement and Investment Sub-Advisory Agreement, the Advisers manage the Fund’s investment portfolio, direct purchases and sales of portfolio securities and report thereon to the Fund’s officers and Trustees regularly.
The Board, including a majority of the Independent Trustees, oversees and monitors the Fund’s investment performance. After an initial two-year term, the Board will review on an annual basis the Investment Advisory Agreement and the Investment Sub-Advisory Agreement to determine, among other things, whether the fees payable under such agreements are reasonable in light of the services provided.
Investment Personnel
The Fund is primarily the responsibility of three portfolio managers, Mitch Goldstein, Greg Margolies and Michael Smith. The Fund is also supported by thirteen additional members of the Sub-Adviser’s Allocation Committee.
Below is biographical information relating to Mitch Goldstein, Greg Margolies and Michael Smith and the members of the Sub-Adviser’s Allocation Committee:
Mitch Goldstein
Mitch Goldstein is a Partner and Co-Head of the Ares Credit Group. Mitch Goldstein serves on the Ares Executive Management Committee. Additionally, Mitch Goldstein serves as Co-President of ARCC, interested trustee and Co-Chief Executive Officer of Ares Strategic Income Fund (“ASIF”), and Vice President and interested trustee of the Fund. Mitch Goldstein is a member of the Ares Credit Group’s U.S. Direct Lending, Commercial Finance, Pathfinder and the Ivy Hill Asset Management Investment Committees, the Ares Infrastructure Debt Investment Committee, and the Ares SSG Direct Lending (Australia) Investment Committee. Prior to joining Ares Management in May 2005, Mitch Goldstein worked at Credit Suisse First Boston (“CSFB”), where Mitch Goldstein was a Managing Director in the Financial Sponsors Group. At CSFB, Mitch Goldstein was responsible for providing investment banking services to private equity funds and hedge funds with a focus on M&A and restructurings as well as capital raisings, including high yield, bank debt, mezzanine debt, and initial public offerings. Mitch Goldstein joined CSFB in 2000 at the completion of the merger with Donaldson, Lufkin & Jenrette. From 1998 to 2000, Mitch Goldstein was at Indosuez Capital, where Mitch Goldstein was a member of the Investment Committee and a Principal, responsible for originating, structuring and executing leveraged transactions across a broad range of products and asset classes. From 1993 to 1998, Mitch Goldstein worked at Bankers Trust. Mitch Goldstein also serves on the Board of Managers of Ivy Hill Asset Management GP, LLC. Mitch Goldstein graduated summa cum laude from the State University of New York at Binghamton with a B.S. in Accounting and received an M.B.A. from Columbia University’s Graduate School of Business.
Greg Margolies
Greg Margolies is a Partner in the Ares Credit Group. Greg Margolies serves as a member of the Ares Credit Group’s Alternative Credit Investment Committee, the Ares Private Equity Group’s Special Opportunities Investment Committee and is on the Board of Directors of the Ares Charitable Foundation.

Prior to joining Ares in 2009, Greg Margolies served as a Managing Director and Global Head of Leveraged Finance and Capital Commitments at Merrill Lynch & Co. and was a member of the Executive Committee for Merrill Lynch’s Global Investment Banking Group. Previously, Greg Margolies was Co-Head of the DB Capital Mezzanine Fund. Greg Margolies serves on the Board of Directors for the International Organization for Women and Development and the Advisory Council for University of Michigan’s Life Science Institute. Greg Margolies holds a B.A. from the University of Michigan in International Economics and Finance and an M.B.A. from the University of Pennsylvania Wharton School of Business.
Michael Smith
Michael Smith is a Partner and Co-Head of the Ares Credit Group. Additionally, Michael Smith serves as an interested trustee and Co-Chief Executive Officer of ASIF. He also serves as a director of ARCC and Vice President of the Fund. Michael Smith previously served as Co-President of ARCC from July 2014 to October 2022. He serves on the Ares Executive Management Committee. From time to time, he may serve as an officer, director or principal of entities affiliated with Ares Management or of investment funds managed by Ares Management and its affiliates. Michael Smith is a member of Ares Credit Group’s U.S. Direct Lending and Commercial Finance Investment Committees, the Ares Private Equity Group’s Special Opportunities Investment Committee and the Infrastructure and Power Group Funds Investment Committee. Prior to joining Ares in 2004, Michael Smith was a Partner at RBC Capital Partners, a division of Royal Bank of Canada, which led the firm’s middle market financing and principal investment business. Previously, Michael Smith worked at Indosuez Capital in their Merchant Banking Group, Kenter, Glastris & Company, and at Salomon Brothers Inc., in their Debt Capital Markets Group and Financial Institutions Group. Michael Smith serves on the Board of Directors of the University of Notre Dame’s Wilson Sheehan Lab for Economic Opportunity (LEO), which helps service providers apply scientific evaluation methods to better understand and share effective poverty interventions. Michael Smith received a B.S. in Business Administration from the University of Notre Dame and a Masters in Management from Northwestern University’s Kellogg Graduate School of Management.
Kevin Alexander
Mr. Alexander is a Partner in the Ares Credit Group, where he focuses on alternative credit investments. Additionally, he serves as a member of the Ares Credit Group’s Alternative Credit, Pathfinder and Pathfinder Core Investment Committees, the Ares Secondaries Group’s Credit Investment Committee and the Ares Insurance Solutions Investment Committee. Prior to joining Ares in 2019, Mr. Alexander was Deputy CEO and Head of Global Market, Americas at Natixis CIB. Previously, he worked at Deutsche Bank within the Interest Rate Derivatives Group. Mr. Alexander began his career as an Economic Analyst at the New York Federal Reserve Bank. He holds a B.S. from Washington and Lee University in Business Administration and Accounting and an M.A. from Fordham University in Economics.
Keith Ashton
Keith Ashton is a Partner, Portfolio Manager and Co-Head of Alternative Credit in the Ares Credit Group. Keith Ashton serves as a Vice President and Portfolio Manager for Ares Dynamic Credit Allocation Fund, Inc. (“ARDC”). Keith Ashton serves as a member of the Ares Credit Group’s Alternative Credit Pathfinder and Pathfinder Core Investment Committees. Additionally, Keith Ashton serves on the Ares Diversity, Equity and Inclusion Council. Prior to joining Ares in 2011, Keith Ashton was a Partner at Indicus Advisors LLP, where Keith Ashton focused on launching the global structured credit business in May 2007. Previously, Keith Ashton was a Portfolio Manager and Head of Structured Credit at TIAA-CREF, where Keith Ashton focused on managing a portfolio of structured credit investments and helped launch TIAA’s institutional asset management business. Keith Ashton’s experience as an investor in alternative fixed income products spans virtually all securitized asset classes, including CLOs, consumer and commercial receivables, insurance and legal settlements, small business and trade receivables, whole business securitizations, timeshare and other mortgage-related receivables, and esoteric asset classes such as catastrophe risk and intellectual property. Keith Ashton holds a B.A. from Brigham Young University in Economics and an M.B.A. from the University of Rochester William E. Simon School of Business in Finance and Accounting.
Kipp deVeer
Kipp deVeer is a Director and Partner of Ares Management Corporation and Head of the Ares Credit Group. Kipp deVeer is a member of the Ares Executive Management Committee and the Ares Diversity,

Equity and Inclusion Council. Kipp deVeer also serves as a Director and Chief Executive Officer of ARCC and an interested trustee and Chairman of the Board of Trustees of ASIF. Kipp deVeer is a member of the Ares Credit Group’s U.S. Direct Lending, European Direct Lending and Pathfinder Investment Committees. Prior to joining Ares in 2004, Kipp deVeer was a partner at RBC Capital Partners, a division of Royal Bank of Canada, which led the firm’s middle market financing and principal investment business. Kipp deVeer joined RBC in October 2001 from Indosuez Capital, where Kip deVeer was Vice President in the Merchant Banking Group. Previously, Kipp deVeer worked at J.P. Morgan and Co., both in the Special Investment Group of J.P. Morgan Investment Management, Inc. and the Investment Banking Division of J.P. Morgan Securities Inc. Kipp deVeer received a B.A. from Yale University and an M.B.A. from Stanford University’s Graduate School of Business.
Mark Gatto
Mark Gatto is Co-Founder, Co-Chief Executive Officer and Co-President of CION and CIC. Mark Gatto is also a Director of CAM. Mark Gatto serves on the investment committee of CIC and the investment allocation committee of the Fund. Mark Gatto joined CION in 1999. Mark Gatto served as Executive Vice President and Chief Acquisitions Officer from May 2007 through January 2008. Mark Gatto served as Executive Vice President of Business Development from May 2006 through May 2007 and Vice President of Marketing from August 2005 through February 2006. Mark Gatto was also Associate General Counsel from November 1999 until October 2000. Previously, Mark Gatto was an executive for a leading international product development and marketing company from 2000 through 2003. Later, Mark Gatto co-founded a specialty business-consulting firm in New York City where Mark Gatto served as its managing partner before re-joining CION in 2005. Mark Gatto was also an attorney in private practice prior to joining the firm. Mark Gatto received an M.B.A from the W. Paul Stillman School of Business at Seton Hall University, a J.D. from Seton Hall University School of Law, and a B.S. from Montclair State University.
Blair Jacobson
Blair Jacobson is a Partner and Co-Head of European Credit in the Ares Credit Group and serves on the Ares Executive Management Committee and the Ares Diversity, Equity and Inclusion Council. Blair Jacobson also serves on the boards of Ares Management Limited and Ares Management UK Limited. Additionally, Blair Jacobson serves on the Ares Credit Group’s European Direct Lending and European Liquid Credit Investment Committees, the Ares Secondaries Group’s Credit Investment Committee and the Ares Sports, Media and Entertainment Investment Committee. Prior to joining Ares in 2012, Blair Jacobson was a Partner at The StepStone Group, where Blair Jacobson focused on building and running European operations, including oversight of private debt and equity investments. Previously, Blair Jacobson was a Partner at Citigroup Private Equity and Mezzanine Partners in London and New York. In addition, Blair Jacobson has held a variety of roles in investment banking and mergers and acquisitions in a broad range of industries, including at Lehman Brothers. Blair Jacobson holds a B.A., magna cum laude, from Williams College in Political Economy and an M.B.A., with honors, from the University of Chicago Booth School of Business in Finance.
Samantha Milner
Ms. Milner is a Partner and U.S. Liquid Credit Portfolio Manager in the Ares Credit Group, where she is primarily responsible for managing Ares’ U.S. bank loan credit strategies. Ms. Milner serves as a Vice President and one of four Portfolio Managers for ARDC. Ms. Milner serves as a member of the Ares Credit Group’s U.S. Liquid Credit Investment Committee. Additionally, Ms. Milner serves on the Ares Diversity, Equity and Inclusion Council. Prior to joining Ares in 2004, Ms. Milner was an Associate in the Financial Restructuring Group at Houlihan Lokey Howard & Zukin, where she focused on providing advisory services in connection with restructurings, distressed mergers and acquisitions and private placements. Ms. Milner serves on the Board of Directors of STEAM:CODERS, a not-for-profit organization focused on underrepresented and underserved students through Science, Technology, Engineering, Art, and Math (STEAM), in preparation for academic and career opportunities. Ms. Milner holds a B.B.A., with distinction, from Emory University’s Goizueta Business School in Finance and Accounting.
Michael A. Reisner
Michael A. Reisner is Co-Founder, Co-Chief Executive Officer and Co-President of CION as well as Co-Chief Executive Officer of CIC. In addition, Michael A. Reisner is a Director of CAM. Michael A.

Reisner serves on the Investment Committee of CIC as well as the Investment Allocation committee of the Fund. Before co-founding CION in 2012, Michael A. Reisner held positions of increasing responsibility at its predecessor company, including serving as co-Chief Executive Officer from 2008 to 2012, Chief Financial Officer from 2007 to 2008, Executive Vice President — Originations from February 2006 through 2007 and Senior Vice President and General Counsel from 2004 through 2006. Earlier in Michael A. Reisner’s career, Michael A. Reisner was an attorney in private practice in New York from 1996 to 2001. Michael A. Reisner serves on the Boards of both CIC and the Fund and served on the Board of the Institute for Portfolio Alternatives (IPA) from 2018 to 2021. Michael A. Reisner received a J.D., cum laude, from New York Law School and a B.A. from the University of Vermont.
Aaron Rosen
Mr. Rosen is a Partner, Co-Head of Opportunistic Credit and Co-Portfolio Manager of Special Opportunities in the Ares Credit Group, where he focuses on investing across various Ares fund platforms in the public and private markets. Mr. Rosen serves as a member of the Ares Credit Group’s Opportunistic Credit Investment Committee and the Ares Private Equity Group’s Corporate Opportunities Investment Committee. Prior to joining Ares in 2018, Mr. Rosen was a Partner and Director of Research at Archview Investment Group, where he focused on credit and equity investments in the U.S. and internationally. Prior to Archview, Mr. Rosen was a Vice President at Citigroup, where he was a founding member of the Citibank Global Special Situations Group focused on U.S. credit and value equity investment strategies. In addition, Mr. Rosen was a member of Citigroup’s Asset-Based Finance group, where he focused on structuring senior secured debt financings for non-investment grade corporate borrowers. He currently serves as Chairman of the board of Savers Value Village, Inc. and serves on the boards for the parent entities of Virgin Voyages Intermediate Limited, Consolidated Precision Products Corp., Hornbeck Offshore Services, Inc., TriMark USA, LLC and WHP Global. Mr. Rosen holds a B.S., summa cum laude, from New York University’s Stern School of Business in Finance and Information Systems, where he received the Valedictorian Award.
David A. Sachs
David A. Sachs is a Partner in the Ares Strategy and Relationship Management Group, and focuses on the Ares Credit Group’s publicly traded funds, strategic growth opportunities for Ares and facilitating the sharing of credit knowledge across the Ares platform. David A. Sachs serves as a Director and Chairman of the Board of ARDC and is an interested trustee of the Fund. David A. Sachs also serves as an interested trustee of Ares Private Markets Fund. Additionally, David A. Sachs serves as a member of the Ares Credit Group’s Alternative Credit Investment Committee, the Ares Private Equity Group’s Energy Opportunities, Extended Value, and Asia Investment Committees, the Ares Real Estate Global and Real Estate Debt Investment Committees, and the Ares Equity Income Opportunity Strategy Portfolio Review Committee. Prior to joining Ares in 1997, David A. Sachs was a Principal of Onyx Partners, Inc., where David A. Sachs focused on merchant banking and related capital raising activities in the private equity and mezzanine debt markets. Previously, David A. Sachs also worked with Taylor & Co., an investment manager providing investment advisory and consulting services to members of the Bass Family of Fort Worth, Texas, and Columbia Savings and Loan Association as Executive Vice President, where David A. Sachs was responsible for asset-liability management and running the investment management department. David A. Sachs serves as the Non-Executive Chairman of Terex Corporation and is on the Board of Trustees and the McCormick Advisory Council at Northwestern University. David A. Sachs holds a B.S. from Northwestern University in Industrial Engineering and Management Science.
Michael Schechter
Mr. Schechter is a Partner and Head of Credit Trading in the Ares Credit Group, where he oversees trading of all bank loans, high yield and related credit instruments in the U.S. and Europe. Mr. Schechter serves as a member of the Ares Credit Group’s U.S. Liquid Credit Investment Committee. Prior to joining Ares in 2019, Mr. Schechter was a Managing Director in leveraged loan trading at Morgan Stanley, where he focused on performing and stressed bank debt. Previously, Mr. Schechter was a Managing Director and Co-Head of Loan Trading at Citi, where he focused on performing and stressed bank debt and high yield bond trading. Additionally, Mr. Schechter was an Associate in Citi’s Leveraged Finance Group. Mr. Schechter holds a B.S, with honors, from Lehigh University in Business and Economics with a concentration in Finance.

Kort Schnabel
Kort Schnabel is a Partner in the Ares Credit Group and serves as Co-Head for U.S. Direct Lending, serving on the U.S. Direct Lending Investment Committee. Additionally, Kort Schnabel serves as Co-President of ARCC. Kort Schnabel also serves on the Ares Sports, Media and Entertainment Investment Committee and acts as a co-lead for the strategy. Prior to joining Ares in 2001, Kort Schnabel was in the Corporate Development Group at Walker Digital Corporation, a business and technology research and development firm, where Kort Schnabel was responsible for corporate finance, merger and acquisition and strategic planning activities. Previously, Kort Schnabel was in the Corporate Finance Group at Morgan Stanley, where Kort Schnabel performed financial analyses for mergers and acquisitions, leveraged buyouts and equity/debt offerings. Kort Schnabel holds a B.A., cum laude, from the University of Pennsylvania in Economics.
Bryan Donohoe
Bryan Donohoe is a Partner and Co-Head of Ares U.S. Real Estate. Bryan Donohoe is also the Chief Executive Officer of Ares Commercial Real Estate Corporation. Additionally, Bryan Donohoe serves on the Ares Real Estate Global Investment Committee and the Ares Real Estate Debt Investment Committee. Prior to joining Ares in 2019, Bryan Donohoe was a Managing Director for Commercial Real Estate Debt in AllianceBernstein’s Real Estate Investment Group. Previously, Bryan Donohoe was a Senior Professional at Ranieri Real Estate Partners. In addition, Bryan Donohoe spent 10 years at Deutsche Bank, where Bryan Donohoe focused on originating, structuring and closing of first mortgage loans, B notes and mezzanine debt. Bryan Donohoe holds a B.A. from Middlebury College in Political Science.
Boris Okuliar
Boris Okuliar is a Partner, Portfolio Manager and Co-Head of Global Liquid Credit in the Ares Credit Group. Boris Okuliar serves as a member of the Ares Credit Group’s European Liquid Credit and European Direct Lending Investment Committees. Prior to joining Ares in 2016, Boris Okuliar was a Managing Director and Head of Capital Markets for Global Market Strategies at The Carlyle Group, where Boris Okuliar focused on sourcing credit investment opportunities from banks and sponsors, syndicating excess risk, and developing new business opportunities. Previously, Boris Okuliar was Head of Leveraged Capital Markets for UBS, where Boris Okuliar focused on the structuring and market execution of leveraged loans, bridge financing and high yield bond placements. In addition, Boris Okuliar was Head of High Yield Capital Markets and Syndicate at Barclays Capital in London. Boris Okuliar has also worked for Banc of America Securities in Syndicated Finance and High Yield Capital Markets in the U.S. and London. Boris Okuliar holds a B.S.B.A. from Georgetown University with a double major in Finance and International Business, and is a graduate of the Advanced Management Program at Harvard Business School.
Control Persons
A control person generally is a person who beneficially owns more than 25% of the voting securities of a company or has the power to exercise control over the management or policies of such company. To the knowledge of the Fund, as of March 31, 2024, no persons were deemed to control the Fund.
Administrative Services
Pursuant to the CAM Administration Agreement, CAM furnishes the Fund with office equipment and clerical, bookkeeping and record keeping services at the Fund’s office facilities. Under the CAM Administration Agreement, the Fund is obligated to reimburse CAM, at cost, based upon the Fund’s allocable portion of CAM’s overhead and other expenses (including travel expenses) incurred by CAM in performing its obligations under the CAM Administration Agreement, including the Fund’s allocable portion of the compensation of certain of its officers (including but not limited to the chief compliance officer, chief financial officer, chief accounting officer, general counsel, treasurer and assistant treasurer) and their respective staffs. The CAM Administration Agreement may be terminated by either party without penalty upon 60 days’ written notice to the other party. The total expenses incurred under the CAM Administration Agreement for the fiscal year ended December 31, 2023 were approximately $1.9 million.
Pursuant to the ALPS Administration Agreement, ALPS Fund Services performs, or administers the performance of, certain of the Fund’s required administrative services, which include, among other things,

providing administrative assistance in accounting, legal, compliance, and operations, preparing the financial records that the Fund is required to maintain and preparing reports to the Fund’s Shareholders and reports filed with the SEC. In addition, ALPS Fund Services coordinates the preparation and filing of the Fund’s tax returns and generally coordinates the payment of the Fund’s expenses and the performance of administrative and professional services rendered to the Fund by others. The total expenses incurred under the ALPS Administration Agreement for the fiscal year ended December 31, 2023 were approximately $3.1 million.
Distribution Fee
Class C Shares will pay to the Distributor a Distribution Fee that will accrue at an annual rate equal to 0.75% of the Fund’s average daily net assets attributable to Class C Shares and is payable on a quarterly basis. Class A Shares are not subject to a Distribution Fee. See “Plan of Distribution.”
Indemnification
The Investment Advisory Agreement and Investment Sub-Advisory Agreement provide that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, the Advisers, their members and their respective officers, managers, partners, agents, employees, controlling persons, members and any other person or entity affiliated with any of them are entitled to indemnification from the Fund for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising out of or otherwise based upon the performance of any of the Advisers’ duties or obligations under the Investment Advisory Agreement and Investment Sub-Advisory Agreement or otherwise as an investment adviser or investment sub-adviser of the Fund.
Custodians, Distribution Paying Agent, Transfer Agent and Registrar
State Street Bank and Trust Company, which has its principal office at One Lincoln Street, Boston, MA, 02111, serves as custodian for the Fund.
SS&C GIDS, Inc., which has its principal office at 333 W 11th Street, 5th Floor, Kansas City, MO 64105, serves as the Fund’s distribution paying agent, transfer agent and registrar.

FUND EXPENSES
The Advisers bear all of their own costs incurred in providing investment advisory and sub-advisory services to the Fund. As described below, however, the Fund bears all other expenses incurred in the business and operation of the Fund, including amounts that the Fund reimburses to CAM and ALPS Fund Services for certain administrative services that CAM and ALPS Fund Services provide or arrange to be provided to the Fund.
Expenses borne directly by the Fund include:
•
corporate, organizational and offering costs relating to offerings of Shares and Preferred Shares;

•
the cost of calculating the NAV of Shares, including the cost of any third-party pricing or valuation services;

•
the cost of effecting sales and repurchases of Shares and other securities;

•
the Management Fee and Incentive Fee;

•
investment related expenses (e.g., expenses that, in the Advisers’ discretion, are related to the investment of the Fund’s assets, whether or not such investments are consummated), including, as applicable, brokerage commissions, borrowing charges on securities sold short, clearing and settlement charges, recordkeeping, interest expense, dividends on securities sold but not yet purchased, margin fees, investment related travel and lodging expenses and research-related expenses;

•
professional fees relating to investments, including expenses of consultants, investment bankers, attorneys, accountants and other experts;

•
fees and expenses relating to software tools, programs or other technology (including risk management software, fees to risk management services providers, third-party software licensing, implementation, data management and recovery services and custom development costs);

•
research and market data (including news and quotation equipment and services, and any computer hardware and connectivity hardware (e.g., telephone and fiber optic lines) incorporated into the cost of obtaining such research and market data);

•
all costs and charges for equipment or services used in communicating information regarding the Fund’s transactions among the Advisers and any custodian or other agent engaged by the Fund;

•
transfer agent and custodial fees;

•
Distributor costs;

•
fees and expenses associated with marketing efforts;

•
federal and any state registration or notification fees;

•
federal, state and local taxes;

•
fees and expenses of Trustees not also serving in an executive officer capacity for the Fund or the Advisers;

•
the costs of preparing, printing and mailing reports and other communications, including tender offer correspondence or similar materials, to Shareholders;

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fidelity bond, Trustees and officers errors and omissions liability insurance and other insurance premiums;

•
direct costs such as printing, mailing, long distance telephone and staff;

•
overhead costs, including rent, office supplies, utilities and capital equipment;

•
legal expenses (including those expenses associated with preparing the Fund’s public filings, attending and preparing for Board meetings, as applicable, and generally serving as counsel to the Fund);

•
external accounting expenses (including fees and disbursements and expenses related to the annual audit of the Fund and the preparation of the Fund’s tax information);

•
any costs and expenses associated with or related to due diligence performed with respect to the Fund’s offering of its shares, including but not limited to, costs associated with or related to due diligence activities performed by, on behalf of, or for the benefit of broker-dealers, registered investment advisers, and third-party due diligence providers;

•
costs associated with reporting and compliance obligations under the 1940 Act and applicable federal and state securities laws, including compliance with The Sarbanes-Oxley Act of 2002;

•
all other expenses incurred by the Fund, CAM and ALPS Fund Services in connection with administering the Fund’s business, including expenses incurred by CAM and ALPS Fund Services in performing administrative services for the Fund and administrative personnel paid by CAM and ALPS Fund Services, to the extent they are not controlling persons of CAM and ALPS Fund Services or any of their respective affiliates, subject to the limitations included in the Administration Agreements; and

•
any expenses incurred outside of the ordinary course of business, including, without limitation, costs incurred in connection with any claim, litigation, arbitration, mediation, government investigation or similar proceeding and indemnification expenses as provided for in the Fund’s organizational documents.

Further, Class A and Class C Shares are subject to a quarterly shareholder servicing fee at an annual rate of up to 0.25% of the average daily net assets of the Fund attributable to the respective share class. In addition, Class C Shares are subject to a 0.75% Distribution Fee.
If persons associated with the Advisers or any of their affiliates, including persons who are officers of the Fund, provide accounting, legal, clerical or administrative services to the Fund at the request of the Fund, the Fund will reimburse the Advisers and their affiliates for their costs in providing such accounting, legal, clerical or administrative services to the Fund (which costs may include an allocation of overhead including rent and the allocable portion of the salaries and benefits of the relevant persons and their respective staffs, including travel expenses), using a methodology for determining costs approved by the Board. The Fund is not restricted from hiring its own employees or contracting for services to be performed by third parties.
Except as otherwise described in this prospectus, the Advisers and ALPS Fund Services will be reimbursed by the Fund, as applicable, for any of the above expenses that they pay on behalf of the Fund, including administrative expenses they incur on the Fund’s behalf.
Expense Support and Conditional Reimbursement Agreement
The Adviser and the Fund have entered into the Expense Support and Conditional Reimbursement Agreement under which the Adviser may voluntarily determine to provide an Expense Payment to the Fund to the extent that it deems appropriate in order to ensure that the Fund bears an appropriate level of expenses. The Expense Support and Conditional Reimbursement Agreement will remain in effect at least until July 31, 2024, unless and until the Board approves its modification or termination. The Expense Support and Conditional Reimbursement Agreement may be renewed for additional one-year terms by the mutual agreement of the Adviser and the Fund. Prior to July 31, 2019, the Adviser had agreed contractually to reimburse the Fund’s initial organizational and offering costs, as well as the Fund’s operating expenses, to the extent that aggregate distributions made to the Fund’s shareholders during the applicable quarter exceeded the sum of (i) the Fund’s net investment Fund taxable income (including net short-term capital gains reduced by net long-term capital losses); (ii) the Fund’s net capital gains (including the excess of net long-term capital gains over net short-term capital losses); and (iii) dividends and other distributions paid to or otherwise earned by the Fund on account of investments in portfolio companies (to the extent such amounts listed in clause (iii) are not included under clauses (i) and (ii) above).
An Adviser Reimbursement will be made only if and to the extent that (i) it is payable not more than three years from the last business day of the calendar quarter in which the applicable Expense Payment was made by the Adviser; (ii) the Adviser Reimbursement does not cause Other Fund Operating Expenses (as defined herein) (on an annualized basis and net of any reimbursements received by the Fund during such fiscal year) during the applicable quarter to exceed the percentage of the Fund’s average net assets attributable to Class A and Class C Shares, respectively, represented by Other Fund Operating Expenses (on an annualized basis) during the quarter in which the applicable Expense Payment from the Adviser was made; and (iii) the distributions per share declared by the Fund for the applicable class at the time of the applicable Expense Payment are less than the effective rate of distributions per share for such class at the time the Adviser Reimbursement would be paid.
Other Fund Operating Expenses is defined as the Fund’s total Operating Expenses (as defined below), excluding the Management and Incentive fees, offering expenses, financing fees and costs, interest expense and extraordinary expenses. “Operating Expenses” means all operating costs and expenses incurred by the Fund, as determined in accordance with generally accepted accounting principles for investment companies.
Offering Costs
All offering costs of the Fund paid by the Adviser are subject to reimbursement pursuant to the Expense Support and Conditional Reimbursement Agreement.

MANAGEMENT AND INCENTIVE FEES
Pursuant to the Investment Advisory Agreement, and in consideration of the advisory services provided by the Adviser to the Fund, the Adviser is entitled to a fee consisting of two components — the Management Fee and the Incentive Fee. Pursuant to the Investment Sub-Advisory Agreement, the Adviser pays the Sub-Adviser 40% of the Management Fee and Incentive Fee actually received and retained by the Adviser and not otherwise used to support expenses.
Management Fee
The Management Fee is calculated and payable monthly in arrears at the annual rate of 1.25% of the average daily value of the Fund’s Managed Assets. “Managed Assets” means the total assets of the Fund (including any assets attributable to any preferred shares that may be issued or to indebtedness) minus the Fund’s liabilities other than liabilities relating to indebtedness. The Management Fees incurred during the fiscal year ended December 31, 2023 was approximately $49.1 million.
Incentive Fee
The Incentive Fee is calculated and payable quarterly in arrears based upon “pre-incentive fee net investment income” attributable to each class of the Fund’s Shares for the immediately preceding fiscal quarter, and is subject to a hurdle rate, expressed as a rate of return based on each class’s average daily net asset value (calculated in accordance with GAAP), equal to 1.50% per quarter (or an annualized hurdle rate of 6.00%), subject to a “catch-up” feature. For this purpose, “pre-incentive fee net investment income” means interest income, dividend income and any other income accrued during the fiscal quarter, minus each class’s operating expenses for the quarter and the distribution and/or shareholder servicing fees (if any) applicable to each class accrued during the fiscal quarter. For such purposes, the Fund’s operating expenses will include the Management Fee, expenses reimbursed to CAM under the CAM Administration Agreement, by and between the Fund and CAM, and any interest expense and distributions paid on any issued and outstanding Preferred Shares, but will exclude the Incentive Fee.
Thus, the calculation of the Incentive Fee for each fiscal quarter is as follows:
•
No Incentive Fee is payable in any fiscal quarter in which the applicable pre-incentive fee net investment income attributable to the applicable share class does not exceed the quarterly hurdle rate of 1.50% of such class’s average daily net assets (calculated in accordance with GAAP), or 6.00% annualized;

•
100% of the pre-incentive fee net investment income attributable to the applicable share class, if any, that exceeds the hurdle rate but is less than or equal to 1.765% of such class’s average daily net asset value (calculated in accordance with GAAP) in any fiscal quarter (7.06% annualized) is payable to the Adviser; and

•
15% of the pre-incentive fee net investment income attributable to the applicable share class, if any, that exceeds 1.765% of such class’s average daily net assets (calculated in accordance with GAAP) in any fiscal quarter (7.06% annualized) is payable to the Adviser (i.e. once the hurdle rate is reached and the catch-up is achieved).

The following is a graphical representation of the calculation of the Incentive Fee:
Quarterly Incentive Fee
Class’s pre-incentive fee net investment income
(expressed as a percentage of the Class’s average daily net asset value)
Percentage of each Class’s pre-incentive fee net investment income allocated to the Incentive Fee.
These calculations will be appropriately prorated for any period of less than three months. During the fiscal year ended December 31, 2023, all Share classes of the Fund incurred a total of approximately $48.0 million in incentive fees.
Approval of the Investment Advisory Agreement and Sub-Advisory Agreement
Approval of the Investment Advisory Agreement was made in accordance with, and on the basis of an evaluation satisfactory to the Board, as required by Section 15(c) of the 1940 Act and the applicable rules and regulations thereunder, including consideration of, among other factors, (i) the nature, quality and extent of the services provided by CAM under the Investment Advisory Agreement; (ii) the investment performance of the Fund, CAM; (iii) comparative information with respect to advisory fees and other expenses paid by other comparable investment companies; and (iv) information about the services performed by CAM and the personnel of CAM providing such services under the Investment Advisory Agreement.
Approval of the Investment Sub-Advisory Agreement was made in accordance with, and on the basis of an evaluation satisfactory to the Board, as required by Section 15(c) of the 1940 Act and the applicable rules and regulations thereunder, including consideration of, among other factors, (i) the nature, quality and extent of the services provided by Ares Capital under the Investment Sub-Advisory Agreement; (ii) the investment performance of the Fund, Ares Capital; (iii) comparative information with respect to advisory fees and other expenses paid by other comparable investment companies; and (iv) information about the services performed by Ares Capital and the personnel of Ares Capital providing such services under the Investment Sub-Advisory Agreement.
A discussion of the basis for the Board’s renewal of the Investment Advisory Agreement and Investment Sub-Advisory Agreement can be found in the Fund’s Semi-Annual Report dated June 30, 2023.

DETERMINATION OF NET ASSET VALUE
The Board has designated the Adviser as the Fund’s valuation designee for purposes of Rule 2a-5 under the 1940 Act. NAV per Share will be determined daily by the Adviser on each day the NYSE is open for trading or at such other times as the Board may determine. NAV per Share is determined, on a class-specific basis, by dividing the total value of the Fund’s net assets attributable to the applicable class by the total number of Shares of such class outstanding. The Fund’s net assets are determined by subtracting any liabilities (including borrowings for investment purposes) from the total value of its portfolio investments and other assets. Each Class A Share will be offered at NAV plus the applicable sales load, while each Class C Share will be offered at NAV. The Fund’s net assets are available to holders of Preferred Shares (if any) and Shares. If any Preferred Shares are outstanding, net assets available for the Shareholders is determined by deducting from net assets the liquidation preference and any accrued dividends on the Preferred Shares.
Bank loans, including syndicated loans, are valued by using readily available market quotations or another commercially reasonable method selected by an independent, third party pricing service that has been approved by the Adviser, or, if such independent, third-party valuations are not available, by using broker quotations.
Corporate Bonds and CLOs, and certain other domestic debt securities, are valued at the last reported bid prices supplied by an independent, third party pricing service that has been approved by the Adviser. If the last reported bid price is not readily available or is otherwise deemed to be unreliable by the Adviser, then such securities are valued at fair value pursuant to procedures approved by the Board.
If they are traded on the valuation date, equity securities that are listed or traded on a national exchange will be valued at the last quoted sale price. Likewise, equity securities that are traded on NASDAQ will be valued at the NASDAQ official closing price if the securities are traded on the valuation date. If securities are listed on more than one exchange, and if the securities are traded on the valuation date, they will be valued at the last quoted sale price on the exchange on which the security is principally traded. If there is no sale of the security on the valuation date, the Adviser will value the securities at the last reported sale price, unless the Adviser believes such price no longer represents the fair market value and elects to value the security at fair value pursuant to procedures approved by the Board. If the validity of such quoted prices appears to be questionable or if such quoted prices are not readily available, then the securities will be valued at fair value pursuant to procedures approved by the Board. Market quotations may be deemed not to represent fair value in certain circumstances where the Adviser reasonably believes that facts and circumstances applicable to an issuer, seller or purchaser or to the market for a particular security cause current market quotations not to reflect the fair value of the security. Examples of these events could include situations in which material events are announced after the close of the market on which a security is primarily traded, a security trades infrequently causing a quoted purchase or sale price to become stale, or a security’s trading has been halted or suspended.
The value of swaps, including credit default swaps, total return swaps and interest rate swaps will be determined by obtaining at least one dealer quotation (including information from counterparties) or valuations from third-party pricing services. If no quotations or valuations are available, or if such quotations or valuations are believed to be unreliable, swaps will be fair valued pursuant to procedures approved by the Board.
Generally, trading in U.S. Government securities and money market instruments is substantially completed each day at various times prior to the close of business on the NYSE. The values of such securities used in computing the NAV of the Fund’s Shares are determined as of such times.

CONFLICTS OF INTEREST
The Fund’s executive officers and trustees, and the employees of the Advisers, serve or may serve as officers, trustees or principals of entities that operate in the same or a related line of business as the Fund or of other Ares- or CION-advised funds (“Other Managed Funds”). As a result, they may have obligations to investors in those entities, the fulfillment of which might not be in the best interests of the Fund or its Shareholders. Moreover, notwithstanding the difference in principal investment objectives between the Fund and the Other Managed Funds, such other funds, including potential new pooled investment vehicles or managed accounts not yet established (whether managed or sponsored by affiliates or the Advisers), have, and may from time to time have, overlapping investment objectives with the Fund and, accordingly, invest in, whether principally or secondarily, asset classes similar to those targeted by the Fund. To the extent the Other Managed Funds have overlapping investment objectives, the scope of opportunities otherwise available to the Fund may be adversely affected and/or reduced. Additionally, certain employees of the Advisers and their management may face conflicts in their time management and commitments as well as in the allocation of investment opportunities to other Ares funds.
The results of the Fund’s investment activities may differ significantly from the results achieved by the Other Managed Funds. It is possible that one or more of such funds will achieve investment results that are substantially more or less favorable than the results achieved by the Fund. Moreover, it is possible that the Fund will sustain losses during periods in which one or more affiliates achieve significant profits on their trading for proprietary or other accounts. The opposite result is also possible. The investment activities of one or more Adviser affiliates for their proprietary accounts and accounts under their management may also limit the investment opportunities for the Fund in certain markets.
The Advisers may determine that the Fund should invest on a side-by-side basis with one or more Other Managed Funds. In certain circumstances, negotiated co-investments may be made only in accordance with the terms of the exemptive order Ares received from the SEC (the “Order”). Co-investments made under the Order are subject to compliance with the conditions and other requirements contained in the Order, which could limit the Fund’s ability to participate in a co-investment transaction.
In the event investment opportunities are allocated among the Fund and Other Managed Funds, the Fund may not be able to structure its investment portfolio in the manner desired. Although the Advisers endeavor to allocate investment opportunities in a fair and equitable manner, the Fund is not generally permitted to co-invest in any portfolio company in which a fund managed by Ares or any of its downstream affiliates (other than the Fund and its downstream affiliates) currently has an investment. However, the Fund may co-invest with funds managed by Ares or any of its downstream affiliates, subject to compliance with existing regulatory guidance, applicable regulations and its allocation procedures.
From time to time, the Fund and the Other Managed Funds may make investments at different levels of an issuer’s capital structure or otherwise in different classes of an issuer’s securities. Such investments may inherently give rise to conflicts of interest or perceived conflicts of interest between or among the various classes of securities that may be held by such entities.
The Advisers, their affiliates and their clients may pursue or enforce rights with respect to an issuer in which the Fund has invested, and those activities may have an adverse effect on the Fund. As a result, prices, availability, liquidity and terms of the Fund’s investments may be negatively impacted by the activities of the Advisers and their affiliates or their clients, and transactions for the Fund may be impaired or effected at prices or terms that may be less favorable than would otherwise have been the case.
The Advisers may enter into transactions and invest in securities, instruments and currencies on behalf of the Fund in which customers of its affiliates, to the extent permitted by applicable law, serve as the counterparty, principal or issuer. In such cases, such party’s interests in the transaction could be adverse to the interests of the Fund, and such party may have no incentive to assure that the Fund obtains the best possible prices or terms in connection with the transaction. In addition, the purchase, holding and sale of such investments by the Fund may enhance the profitability of the Advisers or their affiliates. One or more affiliates may also create, write or issue Derivatives for their customers, the underlying securities, currencies or instruments of which may be those in which the Fund invests or which may be based on the performance of the Fund. The Fund may, subject to applicable law, purchase investments that are the subject of an underwriting or other distribution by one or more Adviser affiliates and may also enter into transactions with other clients of an affiliate where such other clients have interests adverse to those of the Fund.

The Fund will be required to establish business relationships with its counterparties based on the Fund’s own credit standing. Neither the Advisers nor any of their affiliates will have any obligation to allow its credit to be used in connection with the Fund’s establishment of its business relationships, nor is it expected that the Fund’s counterparties will rely on the credit of the Advisers or their affiliates in evaluating the Fund’s creditworthiness.
The Advisers are paid a fee based on a percentage of the Fund’s Managed Assets. The participation of the Advisers’ investment professionals in the valuation process could therefore result in a conflict of interest. The Advisers also may have a conflict of interest in deciding whether to cause the Fund to incur leverage or to invest in more speculative investments or financial instruments, thereby potentially increasing the assets or the yield of the Fund and, accordingly, the Management Fees or Incentive Fees received by the Advisers. Certain other Ares-advised funds pay the Advisers or their affiliates performance-based compensation, which could create an incentive for the Advisers or affiliate to favor such investment fund or account over the Fund.
By reason of the various activities of the Advisers and their affiliates, the Advisers and such affiliates may acquire confidential or material non-public information or otherwise be restricted from purchasing certain potential Fund investments that otherwise might have been purchased or be restricted from selling certain Fund investments that might otherwise have been sold at the time.
The Advisers have adopted policies and procedures designed to prevent conflicts of interest from influencing proxy voting decisions made on behalf of advisory clients, including the Fund, and to help ensure that such decisions are made in accordance with its fiduciary obligations to clients. Nevertheless, notwithstanding such proxy voting policies and procedures, actual proxy voting decisions may have the effect of favoring the interests of other clients, provided that the Advisers believe such voting decisions to be in accordance with its fiduciary obligations.

SHARE REPURCHASE PROGRAM
The Fund does not currently intend to list its Shares on any securities exchange and does not expect any secondary market for them to develop in the foreseeable future. Therefore, Shareholders should expect that they will be unable to sell their Shares for an indefinite time or at a desired price. No Shareholder will have the right to require the Fund to repurchase such Shareholder’s Shares or any portion thereof. Shareholders may not transfer their investment from the Fund to any other registered investment company. Because no public market exists for the Shares, and none is expected to develop in the foreseeable future, Shareholders will not be able to liquidate their investment, other than through the Fund’s share repurchase program, or, in limited circumstances, as a result of transfers of Shares to other investors.
To provide Shareholders with limited liquidity, the Fund is operated as an “interval fund” and intends to conduct quarterly offers to repurchase between 5% and 25% of its outstanding Shares at NAV, pursuant to Rule 23c-3 under the 1940 Act, unless such offer is suspended or postponed in accordance with regulatory requirements (as discussed below). In connection with any given repurchase offer, it is expected the Fund will offer to repurchase only the minimum amount of 5% of its outstanding Shares. Additionally, in connection with the Fund’s issuance of the MRP Shares, if a quarterly repurchase of Shares would cause the Fund to be below certain asset coverage limits or if the Fund fails to satisfy certain other requirements, such quarterly repurchase offer of Shares shall not exceed 5% of the outstanding Shares. See “Description of Capital Structure — Shares of Beneficial Interest — MRP Shares” for additional information.
Quarterly repurchases occur in the months of March, June, September and December. The offer to purchase Shares is a fundamental policy that may not be changed without the vote of the holders of a majority of the Fund’s outstanding voting securities (as defined in the 1940 Act). The Repurchase Offer Notice is sent to Shareholders at least 21 calendar days before the Repurchase Request Deadline. The Fund expects to determine the NAV applicable to repurchases on the Repurchase Request Deadline. However, the NAV will be calculated no later than the Repurchase Pricing Date. The Fund expects to distribute payment to Shareholders between one and three business days after the Repurchase Pricing Date and will distribute such payment no later than seven calendar days after such Date. The Fund’s Shares are not listed on any securities exchange, and the Fund anticipates that no secondary market will develop for its Shares. Accordingly, you may not be able to sell Shares when and/or in the amount that you desire. Thus, the Shares are appropriate only as a long-term investment. In addition, the Fund’s repurchase offers may subject the Fund and Shareholders to special risks.
Determination of Repurchase Offer Amount
The Board, or a committee thereof, in its sole discretion, will determine the number of Shares that the Fund will offer to repurchase (the “Repurchase Offer Amount”) for a given Repurchase Request Deadline. The Repurchase Offer Amount, however, will be no less than 5% and no more than 25% of the total number of Shares outstanding on the Repurchase Request Deadline.
If Shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund will repurchase the Shares on a pro rata basis. However, the Fund may accept all Shares tendered for repurchase by Shareholders who own less than one hundred Shares and who tender all of their Shares, before prorating other amounts tendered.
Notice to Shareholders
No less than 21 days and more than 42 days before each Repurchase Request Deadline, the Fund shall send to each Shareholder of record and to each beneficial owner of the Shares that are the subject of the repurchase offer a notification (“Shareholder Notification”). The Shareholder Notification will contain information Shareholders should consider in deciding whether to tender their Shares for repurchase. The Shareholder Notification also will include detailed instructions on how to tender Shares for repurchase, state the Repurchase Offer Amount and identify the dates of the Repurchase Request Deadline, the scheduled Repurchase Pricing Date, and the date the repurchase proceeds are scheduled for payment (the “Repurchase Payment Deadline”). The Shareholder Notification also will set forth the NAV that has been computed no more than seven days before the date of notification, and how Shareholders may ascertain the NAV after the notification date.

Repurchase Price
The repurchase price of the Shares will be the NAV of the Share class as of the close of regular trading on the NYSE on the Repurchase Pricing Date. You may call 888-729-4266 to learn the NAV. The Shareholder Notification also will provide information concerning the NAV, such as the NAV as of a recent date or a sampling of recent NAVs, and a toll-free number for information regarding the repurchase offer.
Contingent Deferred Sales Charge
Selling brokers, or other Financial Intermediaries that have entered into distribution agreements with the Distributor, may receive a commission of up to 1.00% of the purchase price of Class C Shares.
Class C Shareholders who tender for repurchase of such Shareholder’s Class C Shares such that they will have been held less than 365 days after purchase, as of the time of repurchase, will be subject to a contingent deferred sales charge of 1.00% of the original purchase price. The Fund or its designee may waive the imposition of the contingent deferred sales charge in the following situations: (1) Shareholder death or (2) Shareholder disability. Any such waiver does not imply that the contingent deferred sales charge will be waived at any time in the future or that such contingent deferred sales charge will be waived for any other Shareholder. Class A Shares are not subject to a contingent deferred sales charge. Shares acquired through the Fund’s DRP, reinvestment of dividends or capital gain distributions are not subject to a contingent deferred sales charge.
Repurchase Amounts and Payment of Proceeds
Shares tendered for repurchase by Shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate Repurchase Offer Amount established for that Repurchase Request Deadline. Payment pursuant to the repurchase offer will be made by check to the Shareholder’s address of record, or credited directly to a predetermined bank account on the Purchase Payment Date, which will be no more than seven days after the Repurchase Pricing Date. The Board may establish other policies for repurchases of shares that are consistent with the 1940 Act, regulations thereunder and other pertinent laws.
If Shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund may, but is not required to, repurchase an additional amount of Shares not to exceed 2.00% of the outstanding Shares of the Fund on the Repurchase Request Deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if Shareholders tender shares in an amount exceeding the Repurchase Offer Amount plus 2.00% of the outstanding Shares on the Repurchase Request Deadline, the Fund will repurchase the Shares on a pro rata basis. However, the Fund may accept all Shares tendered for repurchase by Shareholders who own less than one hundred Shares and who tender all of their Shares, before prorating other amounts tendered.
With respect to any required minimum distributions from an IRA or other qualified retirement plan, it is the obligation of the Shareholder to determine the amount of any such required minimum distribution and to otherwise satisfy the required minimum. In the event that Shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund will repurchase the shares on a pro rata basis, which may result in the Fund not honoring the full amount of a required minimum distribution requested by a Shareholder.

DESCRIPTION OF CAPITAL STRUCTURE
The following description is based on relevant portions of the Delaware Statutory Trust Act, as amended, and on the Declaration of Trust and bylaws. This summary is not intended to be complete. Please refer to the Delaware Statutory Trust Act, as amended, and the Declaration of Trust and bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part, for a more detailed description of the provisions summarized below.
Shares of Beneficial Interest
The Declaration of Trust authorizes the Fund’s issuance of an unlimited number of common shares of beneficial interest of each class, par value $0.001 per share. There is currently no market for Shares and the Fund does not expect that a market for Shares will develop in the foreseeable future. Pursuant to the Declaration of Trust and as permitted by Delaware law, Shareholders are entitled to the same limitation of personal liability extended to stockholders of private corporations organized for profit under the General Corporation Law of the State of Delaware, as amended (the “DGCL”), and therefore generally will not be personally liable for the Fund’s debts or obligations.
Shares
Under the terms of the Declaration of Trust, all Shares, when consideration for Shares is received by the Fund, will be fully paid and nonassessable. Distributions may be paid to Shareholders if, as and when authorized and declared by the Board. Shares will have no preference, preemptive, appraisal, conversion or redemption rights, and will be freely transferable, except where their transfer is restricted by law or contract. The Declaration of Trust provides that the Board shall have the power to repurchase or redeem Shares and provide Shareholders with the right to exchange Shares of any class for Shares of one or more other classes in the manner and on the terms described herein. In the event of the Fund’s dissolution, after the Fund pays or adequately provides for the payment of all claims and obligations of the Fund, and upon the receipt of such releases, indemnities and refunding agreements deemed necessary by the Board, each Share will be entitled to receive, according to its respective rights, a pro rata portion of the Fund’s assets available for distribution for the applicable class, subject to any preferential rights of holders of the Fund’s outstanding Preferred Shares, if any. Each whole Share will be entitled to one vote as to any matter on which it is entitled to vote and each fractional Share will be entitled to a proportionate fractional vote. However, to the extent required by the 1940 Act or otherwise determined by the Board, classes of the Fund will vote separately from each other. Shareholders shall be entitled to vote on all matters on which a vote of Shareholders is required by the 1940 Act, the Declaration of Trust or a resolution of the Board. There will be no cumulative voting in the election or removal of Trustees. Under the Declaration of Trust, the Fund is not required to hold annual meetings of Shareholders. The Fund only expects to hold Shareholder meetings to the extent required by the 1940 Act or pursuant to special meetings called by the Board or a majority of Shareholders.
Preferred Shares and Other Securities
The Declaration of Trust provides that the Board may, subject to the Fund’s investment policies and restrictions and the requirements of the 1940 Act, authorize and cause the Fund to issue securities of the Fund other than Shares (including Preferred Shares, debt securities or other senior securities), by action of the Board without the approval of Shareholders. The Board may determine the terms, rights, preferences, privileges, limitations and restrictions of such securities as the Board sees fit.
Preferred Shares could be issued with rights and preferences that would adversely affect Shareholders. Preferred Shares could also be used as an anti-takeover device. Every issuance of Preferred Shares will be required to comply with the requirements of the 1940 Act. The 1940 Act requires, among other things, that (i) immediately after issuance of Preferred Shares and before any distribution is made with respect to the Shares and before any purchase of Shares is made, the aggregate involuntary liquidation preference of such Preferred Shares together with the aggregate involuntary liquidation preference or aggregate value of all other senior securities must not exceed an amount equal to 50% of the Fund’s total assets after deducting the amount of such distribution or purchase price, as the case may be; and (ii) the holders of Preferred Shares, if any are issued, must be entitled as a class to elect two Trustees at all times and to elect a majority of the Trustees if distributions on such Preferred Shares are in arrears by two years or more. Certain matters under the 1940 Act require the separate vote of the holders of any issued and outstanding Preferred Shares.

MRP Shares
On July 30, 2021, the Fund issued 2,400,000 Series A Mandatory Redeemable Preferred Shares (“Series A MRP Shares”). On September 30, 2021, the Fund issued 3,600,000 Series B Mandatory Redeemable Preferred Shares (“Series B MRP Shares”) and 6,000,000 Series C Mandatory Redeemable Preferred Shares (“Series C MRP Shares”). On January 6, 2022, the Fund issued 2,200,000 Series D Mandatory Redeemable Preferred Shares (“Series D MRP Shares”) and 2,600,000 Series E Mandatory Redeemable Preferred Shares (“Series E MRP Shares”). On June 1, 2023, the Fund issued 3,400,000 Series F Mandatory Redeemable Preferred Shares (“Series F MRP Shares”) and 2,600,000 Series G Mandatory Redeemable Preferred Shares (“Series G MRP Shares”). Certain rights, terms and conditions of the Fund’s MRP Shares are summarized below:
Priority.   Each holder of MRP Shares is entitled to a liquidation preference of $25.00 per share (the “Liquidation Value”), plus additional amounts described under “Liquidation” below. With respect to distributions, including the payment of dividends and distribution of the Fund’s assets upon dissolution, liquidation or winding up, the MRP Shares are senior to all other classes and series of common shares of beneficial interest and rank on parity with any other Preferred Shares. Holders of the MRP Shares will not, however, participate in any appreciation in the value of the Fund. The consent of the holders of the outstanding Preferred Shares is not required to authorize or issue any class or series of Preferred Shares ranking on parity with the MRP Shares.
Dividends.   The holders of MRP Shares are entitled to receive quarterly cumulative cash dividends, when, as and if authorized by the Board and declared by the Fund, out of funds legally available therefor, at the rate per annum equal to the Applicable Rate, as defined below, with certain adjustments for changes in a series’ rating, and no more, of the Liquidation Value, payable quarterly, beginning on the initial dividend payment date of November 1, 2021 for the Series A MRP Shares, February 1, 2022 for the Series B MRP Shares and Series C MRP Shares, April 7, 2022 for the Series D MRP Shares and Series E MRP Shares, and June 1, 2023 for the Series F MRP Shares and Series G MRP Shares. For Series A MRP Shares, Series B MRP Shares and Series C MRP Shares, dividends will then be payable on the first business day of the month next following each of the following dates: 31st day of each January, the 30th day of each April, the 31st day of each July and the 31st day of each October. For Series D MRP Shares and Series E MRP Shares, dividends will then be payable on the first business day of the month next following each of the following dates: 6th day of each January, the 6th day of each April, the 6th day of each July and the 6th day of each October. For Series F MRP Shares and Series G MRP Shares, dividends will then be payable on the first business day of the month next following each of the following dates: 6th day of each January, the 6th day of each April, the 6th day of each July and the 6th day of each October. Dividends on MRP Shares accumulate from and including the original issue date.
Each dividend on MRP Shares will be paid on the dividend payment date therefor to the holders as their names appear on the share ledger or share records of the Fund at the close of business on the fifth day prior to the quarterly dividend date (or if such day is not a business day, the next preceding business day). Dividends in arrears for any past dividend period may be declared and paid at any time, without reference to any regular dividend payment date, to the holders as their names appear on the share ledger or share records of the Fund at the close of business on a date, not exceeding five days preceding the payment date thereof, as may be fixed by the Board. No interest will be payable in respect of any dividend payment or payments which may be in arrears; provided, however, that the dividend rate may be increased in such circumstances.
So long the rating of each series of the MRP Shares remains the same, the dividend rate on the MRP Shares will be 2.68% for Series A MRP Shares, 2.68% for Series B MRP Shares, 3.07% for Series C MRP Shares, 2.96% for Series D MRP Shares, 3.48% for Series E MRP Shares, 7.16% for Series F MRP Shares and 7.23% for Series G MRP Shares (collectively, the “Applicable Rate”).
Voting.   Except for matters which do not require the vote of holders of MRP Shares under the 1940 Act and except as otherwise provided in the Declaration of Trust or bylaws, or as otherwise required by applicable law, each holder of MRP Shares shall be entitled to one vote for each MRP Share held on each matter submitted to a vote of shareholders of the Fund, and holders of outstanding Preferred Shares and Shares shall vote together as a single class on all matters submitted to shareholders; provided, however, that the holders of outstanding Preferred Shares shall be entitled, as a class, to the exclusion of the holders of shares of all other classes of beneficial interests of the Fund, to elect two Trustees of the Fund at all times. In addition, the holders of the outstanding Preferred Shares and Shares, voting together as a single class, shall elect the balance of the Trustees; however, the number of Trustees constituting the Board shall automatically increase by the smallest number that, when added to the two Trustees elected exclusively by the holders of outstanding Preferred Shares would constitute a majority of the Board as so increased by such smallest number, and the holders of Preferred Shares shall be entitled, voting as a class on a one vote per share basis (to the exclusion of the holders of all other securities and classes of shares of the Fund), to elect such smallest number of additional Trustees, together with the two Trustees that such holders are in any event entitled to elect if: (i) at the close of business on any dividend payment date accumulated dividends (whether or not earned or declared) on Preferred Shares equal to at least two full years’ dividends shall be due and unpaid; or (ii) if at any time holders of any shares of Preferred Shares are entitled under the 1940 Act, to elect a majority of the Trustees of the Fund.
Notwithstanding the foregoing, the affirmative vote of the holders of a majority of the outstanding Preferred Shares, voting as a separate class, and a majority of the MRP Shares, voting as a separate class, both determined with reference to a “majority of outstanding voting securities” as that term is defined in Section 2(a)(42) of the 1940 Act, shall be required to create, authorize or issue shares of any class or series of beneficial interests ranking senior to the Preferred Shares with respect to the payment of dividends or the distribution of assets, or any securities convertible into, or warrants, options or similar rights to purchase, acquire or receive, such shares of beneficial interests ranking senior to the Preferred Shares or reclassify any authorized shares of beneficial interests of the Fund into any shares ranking senior to the Preferred Shares. In addition, the affirmative vote of the holders of a majority of the outstanding Preferred Shares determined with reference to a “majority of outstanding voting securities” as that term is defined in Section 2(a)(42) of the 1940 Act, voting as a separate class, shall be required to (i) amend, alter or repeal (including by merger, consolidation or otherwise) any of the preferences, rights or powers of such class of Preferred Shares so as to adversely affect such preferences, rights or powers and will not amend any provision of the Declaration of Trust or bylaws in a manner which would restrict or limit the ability of the Fund to comply with the terms and provisions of the Securities Purchase Agreement; (ii) amend, alter or repeal (including by merger, consolidation or otherwise) any of the provisions of the Declaration of Trust or bylaws if such amendment, alteration or repeal would adversely affect any privilege, preference, right or power of the MRP Shares or the holders thereof; and (iii) approve any plan of reorganization (as such term is used in the 1940 Act) adversely affecting such shares or any action requiring a vote of security holders of the Fund under Section 13(a) of the 1940 Act.
Redemption.   The outstanding shares of MRP Shares are subject to redemption at any time by notice of such redemption on a date selected by the Fund for such redemption (the “Redemption Date”). If the Fund elects to cause the redemption of the MRP Shares, each MRP Share will be redeemed for a price equal to 100% of such share’s Liquidation Value, plus an amount equal to accumulated but unpaid dividends and other distributions on the MRP Shares (whether or not earned or declared by the Fund, but excluding interest thereon), to, but excluding, the Redemption Date, plus the amount equal to the excess, if any, of the discounted value of the remaining scheduled payments with respect to the Liquidation Value of such MRP Share over the amount of such Liquidation Value; provided, however, the Fund may, at its option (i) redeem the Series A MRP Shares within 90 days prior to July 30, 2026 (the “Series A Term Redemption Date”), (ii) redeem the Series B MRP Shares within 90 days prior to September 30, 2026 (the “Series B Term Redemption Date”), (iii) redeem the Series C MRP Shares within 90 days prior to September 30, 2026 (the “Series C Term Redemption Date”), (iv) redeem the Series D MRP Shares within 90 days prior to January 6, 2027 (the “Series D Term Redemption Date”), (v) redeem the Series E MRP Shares within 90 days prior to January 6, 2032 (the “Series E Term Redemption Date”), (vi) redeem the Series F MRP Shares within 90 days prior to June 1, 2026 (the “Series F Term Redemption Date”) and (vii) redeem the Series G MRP Shares within 90 days prior to June 1, 2028 (the “Series G Term Redemption Date” and collectively with Series A Term Redemption Date, Series B Term Redemption Date, Series C Term Redemption Date, Series D Term Redemption Date, Series E Term Redemption Date and Series F Term Redemption Date, the “Term Redemption Dates”), each at the Liquidation Value plus accumulated but unpaid dividends and distributions thereon (whether or not earned or declared by the Fund, but excluding interest thereon) to, but excluding the Redemption Date.
If the asset coverage, as determined in accordance with Section 18(h) of the 1940 Act, is less than or equal to 235% for any five business days within a ten business day period, determined on the basis of values calculated as of a time within 48 hours (not including Sundays or holidays) next preceding the time of such determination within the ten business day period, the Fund, upon not less than 12 days’ nor more than 40 days’ notice, may redeem the MRP Shares at the Liquidation Value plus accumulated but unpaid dividends and distributions thereon (whether or not earned or declared by the Fund, but excluding interest thereon) to, but excluding, the date fixed for redemption, plus a redemption amount equal to 2% of the Liquidation Value; the amount of MRP Shares that may be redeemed under this provision shall not exceed an amount of MRP Shares which results in asset coverage of more than 250% pro forma for such redemption, determined on the basis of values calculated as of a time within 48 hours (not including Sundays or holidays) next preceding the time of such determination.
If the Fund fails to maintain asset coverage of at least 225%, determined on the basis of values calculated as of a time within 48 hours (not including Sundays or holidays) next preceding the time of such determination, the Fund shall redeem the number of MRP Shares provided below at the Liquidation Value plus an amount equal to accumulated but unpaid dividends and distributions thereon (whether or not earned or declared by the Fund, but excluding interest thereon) to, but excluding, the date fixed for redemption, plus a redemption amount equal to 1% of the Liquidation Value. The number of MRP Shares to be redeemed upon the Fund’s failure to maintain asset coverage of 225% on any valuation date will be equal to the product of (1) the quotient of the number of MRP Shares divided by the aggregate number of outstanding Preferred Shares which have an asset coverage test greater than or equal to 225% and (2) the minimum number of outstanding shares of Preferred Shares the redemption of which would result in the Fund having asset coverage of 225% as of a date that is no more than 30 days after the date the Fund failed to maintain asset coverage of 225% (provided that, if there is no such number of MRP Shares the redemption of which would have such result, the Fund shall redeem all MRP Shares then outstanding). The Fund shall effect any such redemption no later than 40 calendar days after the date the Fund failed to maintain asset coverage of 225%, except for in certain circumstances. Notwithstanding the foregoing, if the Fund satisfies asset coverage of at least 225% as of a date that is no more than 30 days after the date the Fund failed to maintain asset coverage of 225% before taking into account any redemptions of Preferred Shares, the Fund shall not be obligated to redeem any shares of Preferred Shares under this provision.
The Fund shall redeem all outstanding Series A MRP Shares, Series B MRP Shares, Series C MRP Shares, Series D MRP Shares, Series E MRP Shares, Series F MRP Shares and Series G MRP Shares on the respective Term Redemption Dates at the Liquidation Value plus an amount equal to accumulated but unpaid dividends and distributions thereon (whether or not earned or declared by the Fund, but excluding interest thereon), to, but excluding, the respective Term Redemption Dates.
Subject to certain conditions, no MRP Shares may be redeemed unless all dividends in arrears on the MRP Shares and all shares of beneficial interests of the Fund ranking on a parity with the MRP Shares with respect to payment of dividends or upon liquidation have been or are being contemporaneously paid or set apart for payment; provided, however, that the foregoing shall not prevent the purchase or acquisition by the Fund of all MRP Shares pursuant to the successful completion of an otherwise lawful purchase, tender or exchange offer made on the same terms to, and accepted by, Holders of all MRP Shares.
Liquidation.   Upon the dissolution, liquidation or winding up of the affairs of the Fund, whether voluntary or involuntary, the holders of MRP Shares then outstanding, together with holders of shares of any Preferred Shares ranking on a parity with the MRP Shares upon dissolution, liquidation or winding up, shall be entitled to receive and to be paid out of the assets of the Fund (or the proceeds thereof) available for distribution to its shareholders after satisfaction of claims of creditors of the Fund, but before any distribution or payment shall be made in respect of the Shares, an amount equal to the liquidation preference with respect to such shares. The liquidation preference for MRP Shares shall be $25.00 per share, plus an amount equal to all accumulated and unpaid dividends thereon (whether or not earned or declared but without interest) to the date payment of such distribution is made in full. No redemption premium shall be paid upon any liquidation even if such redemption premium would be paid upon optional or mandatory redemption of the relevant shares. If, upon any liquidation, dissolution or winding up of the affairs of the Fund, whether voluntary or involuntary, the assets of the Fund available for distribution among the holders of all outstanding shares of Preferred Shares shall be insufficient to permit the payment in full to holders of the amounts to which they are entitled, then the available assets shall be distributed among the holders of all outstanding shares of Preferred Shares ratably in any distribution of assets according to the respective amounts which would be payable on all the shares if all amounts thereon were paid in full.

Upon the dissolution, liquidation or winding up of the affairs of the Fund, whether voluntary or involuntary, until payment in full is made to the holders of MRP Shares of the liquidation distribution to which they are entitled, (1) no dividend or other distribution shall be made to Shareholders or any other class or series of shares of beneficial interests of the Fund ranking junior to MRP Shares upon dissolution, liquidation or winding up and (2) no purchase, redemption or other acquisition for any consideration by the Fund shall be made in respect of the Shares or any other class of shares of beneficial interests of the Fund ranking junior to MRP Shares upon dissolution, liquidation or winding up. A consolidation, reorganization or merger of the Fund with or into any company, trust or other legal entity, or a sale, lease or exchange of all or substantially all of the assets of the Fund in consideration for the issuance of equity securities of another company, trust of other legal entity shall not be deemed to be a liquidation, dissolution or winding up, whether voluntary or involuntary, for the purposes of these provisions.
Conversion.   The MRP Shares are not convertible into any other class or series of shares.
Transfer restrictions.   The MRP Shares are “restricted securities” for purposes of the 1933 Act. Accordingly, the MRP Shares may not be offered, sold, transferred or delivered, directly or indirectly, unless (i) such shares are registered under the 1933 Act and any other applicable state securities laws, or (ii) an exemption from registration under the 1933 Act and any other applicable state securities laws is available.
Other Matters.   For so long as the MRP Shares are outstanding, the Fund will not declare, pay or set apart for payment any dividend or other distribution (other than a dividend or distribution paid in shares of, or options, warrants or rights to subscribe for or purchase, Shares or other shares of beneficial interests, if any, ranking junior to the MRP Shares as to dividends or upon liquidation) with respect to Shares or any other shares of the Fund ranking junior to or on a parity with the MRP Shares as to dividends or upon liquidation, or call for redemption, redeem, purchase or otherwise acquire for consideration any Shares or any other such junior shares (except by conversion into or exchange for shares of the Fund ranking junior to the MRP Shares as to dividends and upon liquidation) or any such parity shares (except by conversion into or exchange for shares of the Fund ranking junior to or on a parity with the MRP Shares as to dividends and upon liquidation), unless (1) immediately after such transaction asset coverage of 225% would be achieved, (2) full cumulative dividends on the MRP Shares due on or prior to the date of the transaction have been declared and paid, and (3) the Fund has redeemed the full number of MRP Shares required to be redeemed by any provision for mandatory redemption ((1), (2) and (3) are together the “Requirements”). Notwithstanding the foregoing, the Fund shall not, at any time, be prohibited or otherwise restricted in its ability to call for redemption, redeem, purchase or otherwise acquire for consideration its Shares pursuant to its fundamental policy to make quarterly repurchase offers pursuant to Rule 23c-3 of the 1940 Act for between 5% and 25% of the Shares outstanding at net asset value (the “Repurchase Policy”); provided, however, if (i) a quarterly repurchase of Shares pursuant to the Repurchase Policy and/or Rule 23c-3 of the 1940 Act would cause the Fund to be below asset coverage of 225% or (ii) the Fund has failed to satisfy (and continues to fail to satisfy) the Requirements and the Fund is required to make a quarterly repurchase offer of Shares pursuant to the Repurchase Policy and/or Rule 23c-3 of the 1940 Act before the Requirements are satisfied, such quarterly repurchase offer of Shares shall not exceed 5% of the Shares outstanding, at a price equal to the Fund’s net asset value (as may be determined in accordance with its valuation policies and procedures) as of the “repurchase pricing date,” as such term is defined in Rule 23c-3 and as set forth in the applicable repurchase offer documents. Subject to the certain conditions, the Board may, in the future, authorize the issuance of additional Preferred Shares with the same preferences, rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption and other terms applicable to the MRP Shares, except that the initial dividend period, the applicable rate for the initial dividend period and the initial dividend payment date shall be as set forth in the Supplement to the Declaration of Trust relating to such additional Preferred Shares.

Outstanding Securities
The following table shows, for each class of authorized securities of the Fund, the amount of (i) shares authorized and (ii) shares outstanding, each as of April 1, 2024:
Class	(1) Amount Authorized	(2) Amount Held by the Fund for its Account	(3) Amount Outstanding Exclusive of Amount Shown Under (2)
Common Shares	Unlimited	0	140,236,002.03
Series A Mandatory Redeemable Preferred Shares	2,400,000	0	2,400,000
Series B Mandatory Redeemable Preferred Shares	3,600,000	0	3,600,000
Series C Mandatory Redeemable Preferred Shares	6,000,000	0	6,000,000
Series D Mandatory Redeemable Preferred Shares	2,200,000	0	2,200,000
Series E Mandatory Redeemable Preferred Shares	2,600,000	0	2,600,000
Series F Mandatory Redeemable Preferred Shares	3,400,000	0	3,400,000
Series G Mandatory Redeemable Preferred Shares	2,600,000	0	2,600,000
Series H Mandatory Redeemable Preferred Shares*	4,000,000	0	0
Series I Mandatory Redeemable Preferred Shares*	2,000,000	0	0
Series J Mandatory Redeemable Preferred Shares*	2,000,000	0	0

*
On March 22, 2024, the Fund entered into an agreement with certain institutional accredited investors to issue and sell, in an offering exempt from registration under the 1933 Act, (i) 4,000,000 Series H Mandatory Redeemable Preferred Shares, liquidation preference $25.00 per share (“Series H MRP Shares”); (ii) 2,000,000 Series I Mandatory Redeemable Preferred Shares, liquidation preference $25.00 per share (“Series I MRP Shares”); and (iii) 2,000,000 Series J Mandatory Redeemable Preferred Shares, liquidation preference $25.00 per share (“Series J MRP Shares”), with total anticipated gross proceeds to the Fund of $200 million. The sale and purchase of the Series H MRP Shares, the Series I MRP Shares and the Series J MRP Shares will occur at two closings currently expected to be held in June 2024 (with respect to the Series H and Series I MRP Shares) and July 2024 (with respect to the Series J MRP Shares), respectively, in each case subject to the satisfaction of customary closing conditions.

Limitation on Liability of Trustees and Officers; Indemnification and Advance of Expenses
Pursuant to the Declaration of Trust, Trustees and officers of the Fund will not be subject in such capacity to any personal liability to the Fund or Shareholders, unless the liability arises from bad faith, willful misfeasance, gross negligence or reckless disregard for the Trustee’s or officer’s duty.
Except as otherwise provided in the Declaration of Trust, the Fund will indemnify and hold harmless any current or former Trustee or officer of the Fund against any liabilities and expenses (including reasonable attorneys’ fees relating to the defense or disposition of any action, suit or proceeding with which such person is involved or threatened), while and with respect to acting in the capacity of a Trustee or officer of the Fund, except with respect to matters in which such person did not act in good faith in the reasonable belief that his or her action was in the best interest of the Fund, or in the case of a criminal proceeding, matters for which such person had reasonable cause to believe that his or her conduct was unlawful. In accordance with the 1940 Act, the Fund will not indemnify any Trustee or officer for any liability to which such person would be subject by reason of his or her willful misfeasance, bad faith, gross negligence or reckless disregard of the duties of his or her position. The Fund will provide indemnification to Trustees and officers prior to a final determination regarding entitlement to indemnification as described in the Declaration of Trust.
The Fund has entered into the Investment Advisory Agreement with CAM and the Investment Sub-Advisory Agreement with Ares Capital. The Investment Advisory Agreement and the Investment Sub-Advisory Agreement provide that, in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard for its obligations and duties thereunder, the Advisers are not liable for any error of judgment or mistake of law or for any loss the Fund suffers.
Pursuant to the Declaration of Trust, the Fund will advance the expenses of defending any action for which indemnification is sought if the Fund receives a written undertaking by the indemnitee which provides that the indemnitee will reimburse the Fund unless it is subsequently determined that the indemnitee is entitled to such indemnification.
Number of Trustees; Appointment of Trustees; Vacancies; Removal
The Declaration of Trust provides that the number of Trustees shall be no less than one and no more than 15, as determined in writing by a majority of the Trustees then in office. As set forth in the Declaration of Trust, a Trustee’s term of office shall continue until his or her death, resignation or removal. Subject to the provisions of the 1940 Act, individuals may be appointed by the Trustees at any time to fill vacancies on the Board by the appointment of such persons by a majority of the Trustees then in office. Each Trustee shall hold office until his or her successor shall have been appointed pursuant to the Declaration of Trust. To the extent that the 1940 Act requires that Trustees be elected by Shareholders, any such Trustees will be elected by a plurality of all Shares voted at a meeting of Shareholders at which a quorum is present.
The Declaration of Trust provides that any Trustee may be removed (provided that after the removal the aggregate number of Trustees is not less than the minimum required by the Declaration of Trust) (i) with cause, by at least two-thirds (66 2∕3%) of the remaining Trustees; or (ii) without cause, by all of the remaining Trustees.
Action by Shareholders
The Declaration of Trust provides that Shareholder action can be taken only at a meeting of Shareholders or by unanimous written consent in lieu of a meeting. Subject to the 1940 Act, the Declaration of Trust or a resolution of the Board specifying a greater or lesser vote requirement, the affirmative vote of a majority of Shares present in person or represented by proxy at a meeting and entitled to vote on the subject matter shall be the act of the Shareholders with respect to any matter submitted to a vote of the Shareholders.
Amendment of Declaration of Trust and Bylaws
Subject to the provisions of the 1940 Act, pursuant to the Declaration of Trust, the Board may amend the Declaration of Trust without any vote of Shareholders. Pursuant to the Declaration of Trust and bylaws, the Board has the exclusive power to amend or repeal the bylaws or adopt new bylaws at any time.
No Appraisal Rights
In certain extraordinary transactions, some jurisdictions provide the right to dissenting Shareholders to demand and receive the fair value of their Shares, subject to certain procedures and requirements set forth in such statute. Those rights are commonly referred to as appraisal rights. The Declaration of Trust provides that Shares shall not entitle Shareholders to appraisal rights.
Conflict with Applicable Laws and Regulations
The Declaration of Trust provides that if and to the extent that any provision of the Declaration of Trust conflicts with any provision of the 1940 Act, the provisions under the Code applicable to the Fund as a RIC or other applicable laws and regulations, the conflicting provision shall be deemed never to have constituted a part of the Declaration of Trust; provided, however, that such determination shall not affect any of the remaining provisions of the Declaration of Trust or affect the validity of any action taken or omitted to be taken prior to such determination.

TAX ASPECTS
The following is a general summary of certain material U.S. federal income tax considerations applicable to the Fund and an investment in the Fund. The discussion below provides general tax information related to an investment in the Fund, but does not purport to be a complete description of the U.S. federal income tax consequences of an investment in the Fund and does not address any state, local, non-U.S. or other tax consequences. It is based on the Code and U.S. Treasury regulations thereunder and administrative pronouncements, all as of the date hereof, any of which is subject to change, possibly with retroactive effect. In addition, it does not describe all of the tax consequences that may be relevant in light of a Shareholder’s particular circumstances, including (but not limited to) alternative minimum tax consequences and tax consequences applicable to Shareholders subject to special tax rules, such as certain financial institutions; dealers or traders in securities who use a mark-to-market method of tax accounting; persons holding Shares as part of a hedging transaction, wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to Shares; entities classified as partnerships or other pass-through entities for U.S. federal income tax purposes; insurance companies; U.S. Shareholders (as defined below) whose functional currency is not the U.S. dollar; or tax-exempt entities, including “individual retirement accounts” or “Roth IRAs.” Unless otherwise noted, the following discussion applies only to a Shareholder that holds Shares as a capital asset and is a U.S. Shareholder. A “U.S. Shareholder” generally is a beneficial owner of Shares who is for U.S. federal income tax purposes:
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an individual who is a citizen or resident of the United States;

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a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

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an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

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a trust if it (a) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A prospective Shareholder that is a partner in a partnership holding Shares should consult his, her or its tax advisors with respect to the purchase, ownership and disposition of Shares.
The discussion set forth herein does not constitute tax advice. Tax laws are complex and often change, and Shareholders should consult their tax advisors about the U.S. federal, state, local or non-U.S. tax consequences of an investment in the Fund.
Taxation of the Fund
The Fund has elected to be treated for U.S. federal income tax purposes, and intends to qualify annually, as a RIC under Subchapter M of the Code. As a RIC, the Fund generally will not be subject to corporate-level U.S. federal income taxes on any ordinary income or capital gains that it distributes as dividends to Shareholders. To qualify as a RIC in any tax year, the Fund must, among other things, satisfy both a source of income test and asset diversification tests. The Fund will qualify as a RIC if (i) at least 90% of the Fund’s gross income for such tax year consists of dividends; interest; payments with respect to certain securities loans; gains from the sale or other disposition of shares, securities or foreign currencies; other income (including, but not limited to, gains from options, futures or forward contracts) derived with respect to its business of investing in such shares, securities or currencies; and net income derived from interests in “qualified publicly-traded partnerships” (such income, “Qualifying RIC Income”); and (ii) the Fund’s holdings are diversified so that, at the end of each quarter of such tax year, (a) at least 50% of the value of the Fund’s total assets is represented by cash and cash equivalents, securities of other RICs, U.S. government securities and other securities, with such other securities limited, in respect of any one issuer, to an amount not greater than 5% of the value of the Fund’s total assets and not greater than 10% of the outstanding voting securities of such issuer and (b) not more than 25% of the value of the Fund’s total assets is invested (x) in securities (other than U.S. government securities or securities of other RICs) of any one issuer or of two or more issuers that the Fund controls and that are engaged in the same, similar or related trades or businesses or (y) in the securities of one or more “qualified publicly-traded partnerships.” The Fund’s share of income derived from a partnership other than a “qualified publicly-traded partnership” will be treated as Qualifying RIC Income only to the extent that such income would have constituted Qualifying RIC Income if derived directly by the Fund. A “qualified publicly-traded partnership” is generally defined as an entity that is treated as a partnership for U.S. federal income tax purposes if (1) interests in such entity are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof and (2) less than 90% of its gross income for the relevant tax year consists of Qualifying RIC Income. The Code provides that the Treasury Department may by regulation exclude from Qualifying RIC Income foreign currency gains that are not directly related to the RIC’s principal business of investing in shares or securities (or options and futures with respect to shares or securities). The Fund anticipates that, in general, its foreign currency gains will be directly related to its principal business of investing in shares and securities.
In addition, to maintain RIC tax treatment, the Fund must distribute on a timely basis with respect to each tax year dividends of an amount at least equal to 90% of the sum of its “investment company taxable income” and its net tax-exempt interest income, determined without regard to any deduction for dividends paid, to Shareholders (the “90% distribution requirement”). If the Fund qualifies as a RIC and satisfies the 90% distribution requirement, the Fund generally will not be subject to U.S. federal income tax on its “investment company taxable income” and net capital gains (that is, the excess of net long-term capital gains over net short-term capital losses) that it distributes as dividends to Shareholders (including amounts that are reinvested pursuant to the DRP). In general, a RIC’s “investment company taxable income” for any tax year is its taxable income, determined without regard to net capital gains and with certain other adjustments. The Fund intends to distribute all or substantially all of its “investment company taxable income,” net tax-exempt interest income (if any) and net capital gains on an annual basis. Any taxable income, including any net capital gains that the Fund does not distribute in a timely manner, will be subject to U.S. federal income tax at regular corporate rates.
If the Fund retains any net capital gains for reinvestment, it may elect to treat such capital gains as having been distributed to Shareholders. If the Fund makes such an election, each Shareholder will be required to report its share of such undistributed net capital gains attributed to the Fund as long-term capital gain and will be entitled to claim its share of the U.S. federal income taxes paid by the Fund on such undistributed net capital gains as a credit against its own U.S. federal income tax liability, if any, and to claim a refund on a properly-filed U.S. federal income tax return to the extent that the credit exceeds such liability. In addition, each Shareholder will be entitled to increase the adjusted tax basis of its Shares by the difference between its share of such undistributed net capital gain and the related credit. There can be no assurance that the Fund will make this election if it retains all or a portion of its net capital gain for a tax year.
As a RIC, the Fund will be, subject to a nondeductible 4% federal excise tax on certain undistributed amounts for each calendar year (the “4% excise tax”). To avoid the 4% excise tax, the Fund must distribute in respect of each calendar year dividends of an amount at least equal to the sum of (1) 98% of its ordinary taxable income (taking into account certain deferrals and elections) for the calendar year, (2) 98.2% of its capital gain net income (adjusted for certain ordinary losses) generally for the one-year period ending on October 31 of the calendar year and (3) any ordinary income and capital gains for previous calendar years that were not distributed during those calendar years. For purposes of determining whether the Fund has met this distribution requirement, the Fund will be deemed to have distributed any income or gains previously subject to U.S. federal income tax. Furthermore, any distribution declared by the Fund in October, November or December of any calendar year, payable to Shareholders, of record on a specified date in such a month and actually paid during January of the following calendar year, will be treated for tax purposes as if it had been paid on December 31 of the calendar year in which the distribution was declared. The Fund generally intends to avoid the imposition of the 4% excise tax, but there can be no assurance in this regard.
If the Fund fails to qualify as a RIC or fails to satisfy the 90% distribution requirement in respect of any tax year, the Fund would be subject to U.S. federal income tax at regular corporate rates on its taxable income, including its net capital gains, even if such income were distributed, and all distributions out of earnings and profits would be taxed as ordinary dividend income. Such distributions generally would be eligible for the dividends-received deduction in the case of certain corporate Shareholders and may be eligible to be qualified dividend income in the case of certain non-corporate Shareholders, in each case, subject to certain holding period and other requirements. In addition, the Fund could be required to recognize unrealized gains, pay taxes and make distributions (any of which could be subject to interest charges) before re-qualifying for taxation as a RIC. If the Fund fails to satisfy either the income test or asset diversification test described above, in certain cases, however, the Fund may be able to avoid losing its status as a RIC by timely providing notice of such failure to the IRS, curing such failure and possibly paying an additional tax or penalty.
Some of the investments that the Fund is expected to make, such as investments in debt instruments having market discount and/or treated as issued with OID, may cause the Fund to recognize income or gain for U.S. federal income tax purposes prior to the receipt of any corresponding cash or other property. As a result, the Fund may have difficulty meeting the 90% distribution requirement necessary to maintain RIC tax treatment. Because this income will be included in the Fund’s investment company taxable income for the tax year it is accrued, the Fund may be required to make a distribution to Shareholders to meet the 90% distribution requirement described above, even though the Fund will not have received any corresponding cash or property. The Fund may be required to borrow money, dispose of other securities or forgo new investment opportunities for this purpose.
There may be uncertainty as to the appropriate treatment of certain of the Fund’s investments for U.S. federal income tax purposes. In particular, the Fund expects to invest a portion of its net assets in below investment grade instruments. U.S. federal income tax rules with respect to such instruments are not entirely clear about issues such as whether and to what extent the Fund should recognize interest, OID or market discount, when and to what extent deductions may be taken for bad debts or worthless instruments, how payments received on obligations in default should be allocated between principal and income and whether exchanges of debt obligations in a bankruptcy or workout context are taxable. These and other issues will be addressed by the Fund, to the extent necessary, in connection with the Fund’s general intention to distribute sufficient income to qualify, and maintain its qualification to be subject to tax as a RIC and to minimize the risk that it becomes subject to U.S. federal income or excise tax.
Income received by the Fund from sources outside the United States may be subject to withholding and other taxes imposed by such countries, thereby reducing income available to the Fund. Tax conventions between certain countries and the United States may reduce or eliminate such taxes. The Fund generally intends to conduct its investment activities to minimize the impact of foreign taxation, but there is no guarantee that the Fund will be successful in this regard. If more than 50% of the value of the Fund’s total assets at the close of its tax year consists of securities of foreign corporations, the Fund will be eligible to elect to “pass-through” to the Shareholders the foreign source amount of income deemed earned and the respective amount of foreign taxes paid by the Fund. If the Fund so elects, each Shareholder would be required to include in gross income, even though not actually received, each Shareholder’s pro rata share of the foreign taxes paid or deemed paid by the Fund, but would be treated as having paid its pro rata share of such foreign taxes and would therefore be allowed to either deduct such amount in computing taxable income or use such amount (subject to various limitations) as a foreign tax credit against federal income tax (but not both).
The Fund may invest in shares of foreign companies that are classified under the Code as passive foreign investment companies (“PFICs”). In general, a foreign company is considered a PFIC if at least 50% of its assets constitute investment-type assets or 75% or more of its gross income is investment-type income. In general under the PFIC rules, an “excess distribution” received with respect to PFIC shares is treated as having been realized ratably over the period during which the Fund held the PFIC shares. The Fund generally will be subject to tax on the portion, if any, of the excess distribution that is allocated to the Fund’s holding period in prior tax years (and an interest factor will be added to the tax, as if the tax had actually been payable in such prior tax years) even though the Fund distributes the corresponding income to Shareholders. Excess distributions include any gain from the sale of PFIC shares as well as certain distributions from a PFIC. All excess distributions are taxable as ordinary income.
The Fund may be eligible to elect alternative tax treatment with respect to PFIC shares. Under one such election (i.e., a “QEF” election), the Fund generally would be required to include in its gross income its share of the earnings of a PFIC on a current basis, regardless of whether any distributions are received from the PFIC. If this election is made, the special rules, discussed above, relating to the taxation of excess distributions, would not apply. Furthermore, under U.S. Treasury Regulations, certain income derived by the Fund from a PFIC with respect to which the Fund has made a QEF election would generally constitute qualifying income for purposes of determining the Fund’s ability to be subject to tax as a RIC to the extent the PFIC makes distributions of that income to the Fund or if the income was derived with respect to the Fund’s business of investing. Alternatively, the Fund may be able to elect to mark its PFIC shares to market, resulting in any unrealized gains at the Fund’s tax year end being treated as though they were recognized and reported as ordinary income. Any mark-to-market losses and any loss from an actual disposition of the PFIC’s Shares would be deductible as ordinary losses to the extent of any net mark-to-market gains included in income in prior tax years with respect to shares in the same PFIC.
Because the application of the PFIC rules may affect, among other things, the character of gains, the amount of gain or loss and the timing of the recognition of income, gain or loss with respect to PFIC shares, as well as subject the Fund itself to tax on certain income from PFIC shares, the amount that must be distributed to Fund Shareholders, and which will be recognized by Fund Shareholders as ordinary income or long-term capital gain, may be increased or decreased substantially as compared to a fund that did not invest in PFIC shares. Note that distributions from a PFIC are not eligible for the reduced rate of tax on distributions of “qualified dividend income” as discussed below.
Some of the CLOs in which the Fund invests may be PFICs, which are generally subject to the tax consequences described above. Investment in certain equity interests of CLOs that are subject to treatment as PFICs for U.S. federal income tax purposes may cause the Fund to recognize income in a tax year in excess of the Fund’s distributions from such CLOs, PFICs and the Fund’s proceeds from sales or other dispositions of equity interests in other CLOs and other PFICs during that tax year. As a result, the Fund generally would be required to distribute such income to satisfy the 90% distribution requirement applicable to RICs.
If the Fund holds more than 10% of the interests treated as equity for U.S. federal income tax purposes in a foreign corporation that is treated as a controlled foreign corporation (“CFC”), including equity tranche investments and certain debt tranche investments in a CLO treated as a CFC, the Fund may be treated as receiving a deemed distribution (taxable as ordinary income) each tax year from such foreign corporation of an amount equal to the Fund’s pro rata share of the foreign corporation’s earnings for such tax year (including both ordinary earnings and capital gains), whether or not the corporation makes an actual distribution to the Fund during such tax year. This deemed distribution is required to be included in the income of certain U.S. shareholders of a CFC, such as the Fund, regardless of whether a U.S. shareholder has made a QEF election with respect to such CFC. The Fund is generally required to distribute such income in order to satisfy the 90% distribution requirement applicable to RICs, even to the extent the Fund’s income from a CFC exceeds the distributions from the CFC and the Fund’s proceeds from the sales or other dispositions of CFC stock during that tax year. As such, the Fund may limit and/or manage its holdings in issuers that could be treated as CFCs in order to ensure the Fund’s continued qualification as a RIC and/or maximize the Fund’s after-tax return from these investments. In general, a foreign corporation will be treated as a CFC for U.S. federal income tax purposes if more than 50% of the shares of the foreign corporation, measured by reference to combined voting power or value, is owned (directly, indirectly or by attribution) by U.S. Shareholders. A “U.S. Shareholder,” for this purpose, is any U.S. person that possesses (actually or constructively) 10% or more of the combined voting power or value of all classes of shares of a corporation.
The functional currency of the Fund, for U.S. federal income tax purposes, is the U.S. dollar. Gains or losses attributable to fluctuations in foreign currency exchange rates that occur between the time a Fund accrues interest income or other receivables or accrues expenses or other liabilities denominated in a foreign currency and the time the Fund actually collects such receivables or pays such liabilities generally are respectively characterized as ordinary income or ordinary loss for U.S. federal income tax purposes. Similarly, on the sale of other disposition of certain investments, including debt securities, certain forward contracts, as well as other derivative financial instruments, denominated in a foreign currency, gains or losses attributable to fluctuations in the value of foreign currency between the date of acquisition of the security or contract and the date of disposition also are generally treated as ordinary gain or loss. These gains and losses, referred to under the Code as “section 988” gains and losses, may increase or decrease the amount of the Fund’s investment company taxable income subject to distribution to Fund Shareholders as ordinary income. For example, fluctuations in exchange rates may increase the amount of income that the Fund must distribute to qualify for tax treatment as a RIC and to prevent application of an excise tax on undistributed income. Alternatively, fluctuations in exchange rates may decrease or eliminate income available for distribution. If section 988 losses exceed other investment company taxable income during a tax year, the Fund would not be able to distribute amounts considered dividends for U.S. federal income tax purposes, and any distributions during a tax year made by the Fund before such losses were recognized would be re-characterized as a return of capital to Fund Shareholders for U.S. federal income tax purposes, rather than as ordinary dividend income, and would reduce each Fund Shareholder’s tax basis in Shares.
If the Fund utilizes leverage through the issuance of Preferred Shares or borrowings, it will be prohibited from declaring a distribution or dividend if it would fail the applicable asset coverage test(s) under the 1940 Act after the payment of such distribution or dividend. In addition, certain covenants in credit facilities or indentures may impose greater restrictions on the Fund’s ability to declare and pay dividends on Shares. Limits on the Fund’s ability to pay dividends on Shares may prevent the Fund from meeting the 90% distribution requirement described above and, as a result, may affect the Fund’s ability to be subject to tax as a RIC or subject the Fund to the 4% excise tax. The Fund endeavors to avoid restrictions on its ability to make distribution payments. If the Fund is precluded from making distributions on Shares because of any applicable asset coverage requirements, the terms of Preferred Shares (if any) may provide that any amounts so precluded from being distributed, but required to be distributed by the Fund to enable the Fund to satisfy the 90% distribution requirement that would enable the Fund to be subject to tax as a RIC, will be paid to the holders of Preferred Shares as a special distribution. This distribution can be expected to decrease the amount that holders of Preferred Shares would be entitled to receive upon redemption or liquidation of such Preferred Shares.
Certain of the Fund’s investments are expected to be subject to special U.S. federal income tax provisions that may, among other things, (1) disallow, suspend or otherwise limit the allowance of certain losses or deductions, (2) convert lower-taxed long-term capital gains into higher-taxed short-term capital gains or ordinary income, (3) convert an ordinary loss or a deduction into a capital loss, the deductibility of which is more limited, (4) adversely affect when a purchase or sale of shares or securities is deemed to occur, (5) adversely alter the intended characterization of certain complex financial transactions, (6) cause the Fund to recognize income or gain without a corresponding receipt of cash, (7) treat dividends that would otherwise constitute qualified dividend income as non-qualified dividend income, (8) treat dividends that would otherwise be eligible for the corporate dividends received deduction as ineligible for such treatment and (9) produce income that will not constitute Qualifying RIC Income. The application of these rules could cause the Fund to be subject to U.S. federal income tax or the 4% excise tax and, under certain circumstances, could affect the Fund’s status as a RIC. The Fund monitors its investments and may make certain tax elections to mitigate the effect of these provisions.
Under current tax law, conversion between share classes is generally not expected to be a taxable event to the Shareholder.
The remainder of this discussion assumes that the Fund has qualified and maintain its qualification as a RIC and has satisfied the 90% distribution requirement described above.
Taxation of U.S. Shareholders
Distributions
Distributions of the Fund’s ordinary income and net short-term capital gains will, except as described below with respect to distributions of “qualified dividend income,” generally be taxable to Shareholders as ordinary income to the extent such distributions are paid out of the Fund’s current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Distributions (or deemed distributions, as described above), if any, of net capital gains will be taxable as long-term capital gains, regardless of the length of time a Shareholder has owned Shares. The ultimate tax characterization of the Fund’s distributions made in a tax year cannot be determined until after the end of the tax year. As a result, the Fund may make total distributions during a tax year in an amount that exceeds the current and accumulated earnings and profits of the Fund. A distribution of an amount in excess of the Fund’s current and accumulated earnings and profits will be treated by a Shareholder as a return of capital that will be applied against and reduce the Shareholder’s tax basis in its Shares. To the extent that the amount of any such distribution exceeds the Shareholder’s tax basis in its Shares, the excess will be treated as gain from a sale or exchange of Shares. Distributions will be treated in the manner described above regardless of whether such distributions are paid in cash or invested in additional Shares. Generally, for U.S. federal income tax purposes, a Shareholder receiving Shares under the DRP will be treated as having received a distribution equal to the fair market value of such Shares on the date the Shares are credited to the Shareholder’s account.
A return of capital to Shareholders is a return of a portion of their original investment in the Fund, thereby reducing the tax basis of their investment. As a result from such reduction in tax basis, Shareholders may be subject to tax in connection with the sale of Shares, even if such Shares are sold at a loss relative to the Shareholder’s original investment.
It is expected that a substantial portion of the Fund’s income will consist of ordinary income. For example, interest and OID derived by the Fund characterized as ordinary income for U.S. federal income tax purposes. In addition, gain derived by the Fund from the disposition of debt instruments with “market discount” (generally, securities with a fixed maturity date of more than one year from the date of issuance acquired by the Fund at a price below the lesser of their stated redemption price at maturity or accreted value, in the case of securities with OID) will be characterized as ordinary income for U.S. federal income tax purposes to the extent of the market discount that has accrued, as determined for U.S. federal income tax purposes, at the time of such disposition, unless the Fund makes an election to accrue market discount on a current basis. In addition, certain of the Fund’s investments will be subject to other special U.S. federal income tax provisions that may affect the character, increase the amount and/or accelerate the timing of distributions to Shareholders.
Certain distributions reported by the Fund as Section 163(j) interest dividends may be treated as interest income by Shareholders for purposes of the tax rules applicable to interest expense limitations under Section 163(j). Such treatment by the Shareholder is generally subject to holding period requirements and other potential limitations, although the holding period requirements are generally not applicable to dividends declared by money market funds and certain other funds that declare dividends daily and pay such dividends on a monthly or more frequent basis. The amount that the Fund is eligible to report as a Section 163(j) dividend for a tax year is generally limited to the excess of the Fund’s business interest income over the sum of the Fund’s (i) business interest expense and (ii) other deductions properly allocable to the Fund’s business interest income.
Distributions made by the Fund to a corporate Shareholder will qualify for the dividends-received deduction only to the extent that the distributions consist of qualifying dividends received by the Fund. In addition, any portion of the Fund’s dividends otherwise qualifying for the dividends-received deduction will be disallowed or reduced if the corporate Shareholder fails to satisfy certain requirements, including a holding period requirement, with respect to its Shares. Distributions of “qualified dividend income” to an individual or other non-corporate Shareholder will be treated as “qualified dividend income” to such Shareholder and generally will be taxed at long-term capital gain rates, provided the Shareholder satisfies the applicable holding period and other requirements. “Qualified dividend income” generally includes dividends from domestic corporations and dividends from foreign corporations that meet certain specified criteria. Given the Fund’s investment strategy, it is not expected that a significant portion of the distributions made by the Fund will be eligible for the dividends-received deduction or the reduced rates applicable to “qualified dividend income.”
If a person acquires Shares shortly before the record date of a distribution, the price of the Shares may include the value of the distribution, and the person will be subject to tax on the distribution even though economically it may represent a return of his, her or its investment in such Shares.
Distributions paid by the Fund generally will be treated as received by a Shareholder at the time the distribution is made. However, the Fund may, under certain circumstances, elect to treat a distribution that is paid during the following tax year as if it had been paid during the tax year in which the income or gains supporting the distribution was earned. If the Fund makes such an election, the Shareholder will still be treated as receiving the distribution in the tax year in which the distribution is received. In this instance, however, any distribution declared by the Fund in October, November or December of any calendar year, payable to Shareholders of record on a specified date in such a month and actually paid during January of the following calendar year, will be treated for tax purposes as if it had been received by Shareholders on December 31 of the calendar year in which the distribution was declared.
The Fund (or if a Shareholder holds Shares through an intermediary, such intermediary) will send to its Shareholders, as promptly as possible after the end of each calendar year the U.S. federal tax status of distributions, including the amounts includible in such Shareholder’s taxable income for such year as ordinary income and as long-term capital gain. In addition, the federal tax status of each year’s distributions generally will be reported to the IRS, including the amount of distributions, if any, eligible for the preferential maximum rate generally applicable to long-term capital gains. Shareholders receiving distributions in the form of additional Shares will receive a report as to the NAV of those Shares. Distributions paid by the Fund generally will not be eligible for the corporate dividends received deduction or the preferential tax rate applicable to Qualifying Dividends because the Fund’s income generally will not consist of dividends.
Distributions may also be subject to additional state, local and foreign taxes depending on a Shareholder’s particular situation.
Sale or Exchange of Shares
The repurchase or transfer of Shares may result in a taxable gain or loss to the tendering Shareholder. Different tax consequences may apply for tendering and non-tendering Shareholders in connection with a repurchase offer. For example, if a Shareholder does not tender all of his or her Shares, such repurchase may not be treated as a sale or exchange for U.S. federal income tax purposes, and may result in deemed distributions to non-tendering Shareholders. On the other hand, Shareholders holding Shares as capital assets who tender all of their Shares (including Shares deemed owned by Shareholders under constructive ownership rules) will be treated as having sold their Shares and generally will recognize capital gain or loss. The amount of the gain or loss will be equal to the difference between the amount received for the Shares and the Shareholder’s adjusted tax basis in the relevant Shares. Such gain or loss generally will be a long-term capital gain or loss if the Shareholder has held such Shares as capital assets for more than one year. Otherwise, the gain or loss will be treated as short-term capital gain or loss.
Losses realized by a Shareholder on the sale or exchange of Shares held as capital assets for six months or less will be treated as long-term capital losses to the extent of any distribution of long-term capital gains received (or deemed received, as discussed above) with respect to such Shares. In addition, no loss will be allowed on a sale or other disposition of Shares if the Shareholder acquires (including through reinvestment of distributions or otherwise) Shares, or enters into a contract or option to acquire Shares, within 30 days before or after any disposition of such Shares at a loss. In such a case, the basis of the Shares acquired will be adjusted to reflect the disallowed loss. Under current law, net capital gains recognized by non-corporate Shareholders are generally subject to U.S. federal income tax at lower rates than the rates applicable to ordinary income.
In general, Shareholders currently are generally subject to a maximum federal income tax rate of either 15% or 20% (depending on whether the Shareholder’s income exceeds certain threshold amounts) on their net capital gain (i.e., the excess of realized net long-term capital gains over realized net short-term capital losses), including any long-term capital gain derived from an investment in Shares. Such rate is lower than the maximum rate on ordinary income currently payable by individuals. Corporate Shareholders currently are subject to U.S. federal income tax on net capital gain at the maximum rate also applied to ordinary income (currently at 21%). Non-corporate Shareholders with net capital losses for a tax year (i.e., capital losses in excess of capital gains) generally may deduct up to $3,000 of such losses against their ordinary income each tax year. Any net capital losses of a non-corporate Shareholder in excess of $3,000 generally may be carried forward and used in subsequent tax years as provided in the Code. Corporate Shareholders generally may not deduct any net capital losses for a tax year, but may carry back such losses for three tax years or carry forward such losses for five tax years.
An additional 3.8% Medicare tax is imposed on certain net investment income (including ordinary dividends and capital gain distributions received from the Fund and net gains from redemptions or other taxable dispositions of Shares) of U.S. individuals, estates and trusts to the extent that such person’s “modified adjusted gross income” (in the case of an individual) or “adjusted gross income” (in the case of an estate or trust) exceeds certain threshold amounts. U.S. persons that are individuals, estates or trusts are urged to consult their tax advisors regarding the applicability of this tax to their income and gains in respect of their investment in the Fund.
Under U.S. Treasury regulations, if a Shareholder recognizes losses with respect to Shares of $2 million or more for an individual Shareholder or $10 million or more for a corporate Shareholder, the Shareholder must file with the IRS a disclosure statement on IRS Form 8886. Direct shareholders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, shareholders of a RIC are not excepted. Future guidance may extend the current exception from this reporting requirement to shareholders of most or all RICs. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Shareholders should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.
Reporting of adjusted cost basis information is required for covered securities, which generally include shares of a RIC acquired after January 1, 2012, to the IRS and to taxpayers. Shareholders should contact their Financial Intermediaries with respect to reporting of cost basis and available elections for their accounts.
Backup Withholding and Information Reporting
Information returns will be filed with the IRS in connection with payments on Shares and the proceeds from a sale or other disposition of Shares. A Shareholder will be subject to backup withholding on all such payments if it fails to provide the payor with its correct taxpayer identification number (generally, in the case of a U.S. resident Shareholder, on an IRS Form W-9) and to make required certifications or otherwise establish an exemption from backup withholding. Corporate Shareholders and certain other Shareholders generally are exempt from backup withholding. Backup withholding is not an additional tax. Any amounts withheld as backup withholding may be credited against the applicable Shareholder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.
Taxation of Non-U.S. Shareholders
Whether an investment in the Fund is appropriate for a non-U.S. Shareholder (as defined below) will depend upon that investor’s particular circumstances. An investment in the Fund by a non-U.S. Shareholder may have adverse tax consequences. Non-U.S. Shareholders should consult their tax advisors before investing in Shares.
The U.S. federal income taxation of a Shareholder that is a nonresident alien individual, a foreign trust or estate or a foreign corporation, as defined for U.S. federal income tax purposes (a “non-U.S. Shareholder”), depends on whether the income that the Shareholder derives from the Fund is “effectively connected” with a U.S. trade or business carried on by the Shareholder.
If the income that a non-U.S. Shareholder derives from the Fund is not “effectively connected” with a U.S. trade or business carried on by such non-U.S. Shareholder, distributions of “investment company taxable income” will generally be subject to a U.S. federal withholding tax at a rate of 30% (or a lower rate provided under an applicable treaty). Alternatively, if the income that a non-U.S. Shareholder derives from the Fund is effectively connected with a U.S. trade or business of the non-U.S. Shareholder, the Fund will not be required to withhold U.S. federal tax if the non-U.S. Shareholder complies with applicable certification and disclosure requirements, although such income will be subject to U.S. federal income tax in the manner described below and at the rates applicable to U.S. residents. Backup withholding will not, however, be applied to payments that have been subject to this 30% withholding tax applicable to non-U.S. Shareholders.
A non-U.S. Shareholder whose income from the Fund is not “effectively connected” with a U.S. trade or business will generally be exempt from U.S. federal income tax on capital gains distributions, any amounts retained by the Fund that are designated as undistributed capital gains and any gains realized upon the sale or exchange of Shares. If, however, such a non-U.S. Shareholder is a nonresident alien individual and is physically present in the United States for 183 days or more during the tax year and meets certain other requirements such capital gains distributions, undistributed capital gains and gains from the sale or exchange of Shares will be subject to a 30% U.S. tax.
Furthermore, properly reported distributions by the Fund and received by non-U.S. Shareholders are generally exempt from U.S. federal withholding tax when they (a) are paid by the Fund in respect of the Fund’s “qualified net interest income” (i.e., the Fund’s U.S. source interest income, subject to certain exceptions, reduced by expenses that are allocable to such income), or (b) are paid by the Fund in connection with the Fund’s “qualified short-term capital gains” (generally, the excess of the Fund’s net short-term capital gains over the Fund’s long-term capital losses for such tax year). However, depending on the circumstances, the Fund may report all, some or none of the Fund’s potentially eligible distributions as derived from such qualified net interest income or from such qualified short-term capital gains, and a portion of such distributions (e.g., derived from interest from non-U.S. sources or any foreign currency gains) would be ineligible for this potential exemption from withholding. Moreover, in the case of Shares held through an intermediary, the intermediary may have withheld amounts even if the Fund reported all or a portion of a distribution as exempt from U.S. federal withholding tax. To qualify for this exemption from withholding, a non-U.S. Shareholder must comply with applicable certification requirements relating to its non-U.S. tax residency status (including, in general, furnishing an IRS Form W-8BEN, IRS Form W-8BEN-E, IRS Form W-8ECI, IRS Form W-8IMY or IRS Form W-8EXP, or an acceptable substitute or successor form). Thus, an investment in the Shares by a non-U.S. Shareholder may have adverse tax consequences as compared to a direct investment in the assets in which the Fund will invest.
If the income from the Fund is “effectively connected” with a U.S. trade or business carried on by a non-U.S. Shareholder, any distributions of “investment company taxable income,” capital gains distributions, amounts retained by the Fund that are designated as undistributed capital gains and any gains realized upon the sale or exchange of Shares will be subject to U.S. income tax, on a net income basis, in the same manner, and at the graduated rates applicable to, U.S. persons. If such a non-U.S. Shareholder is a corporation, it may also be subject to the U.S. branch profits tax.
A non-U.S. Shareholder other than a corporation may be subject to backup withholding on net capital gains distributions that are otherwise exempt from withholding tax or on distributions that would otherwise be taxable at a reduced treaty rate if such Shareholder does not certify its non-U.S. status under penalties of perjury or otherwise establish an exemption.
If the Fund distributes net capital gains in the form of deemed rather than actual distributions, a non-U.S. Shareholder will be entitled to a U.S. federal income tax credit or tax refund equal to the Shareholder’s allocable share of the tax the Fund pays on the capital gains deemed to have been distributed. To obtain the refund, the non-U.S. Shareholder must obtain a U.S. taxpayer identification number and file a federal income tax return even if the non-U.S. Shareholder would not otherwise be required to obtain a U.S. taxpayer identification number or file a federal income tax return.
Under the Foreign Account Tax Compliance Act provisions of the Code, the Fund is required to withhold U.S. tax (at a 30% rate) on payments of taxable dividends made to certain non-U.S. entities that fail to comply (or be deemed compliant) with extensive reporting and withholding requirements in the Code designed to inform the U.S. Department of the Treasury of U.S.-owned foreign investment accounts. Shareholders may be requested to provide additional information to the Fund to enable the Fund to determine whether withholding is required.
The tax consequences to a non-U.S. Shareholder entitled to claim the benefits of an applicable tax treaty may differ from those described herein. Non-U.S. Shareholders are advised to consult their tax advisors with respect to the particular tax consequences to them of an investment in the Fund, including the potential application of the U.S. estate tax.
Other Taxes
Shareholders may be subject to state, local and non-U.S. taxes applicable to their investment in the Fund. In those states or localities, entity-level tax treatment and the treatment of distributions made to Shareholders under those jurisdictions’ tax laws may differ from the treatment under the Code. Accordingly, an investment in Shares may have tax consequences for Shareholders that are different from those of a direct investment in the Fund’s portfolio investments. Shareholders are advised to consult their tax advisors with respect to the particular tax consequences to them of an investment in the Fund.

ERISA CONSIDERATIONS
Employee benefit plans and other plans subject to ERISA or Section 4975 of the Code, including corporate savings and 401(k) plans, IRAs and Keogh Plans (each, a “Plan”). may purchase Shares. ERISA imposes certain general and specific responsibilities on persons who are fiduciaries with respect to a Plan that is subject to ERISA, including prudence, diversification, prohibited transactions and other standards, and Section 4975 of the Code imposes prohibited transaction restrictions on persons who are fiduciaries with respect to a Plan that is subject to Section 4975 of the Code. Because the Fund is registered as an investment company under the 1940 Act, the underlying assets of the Fund will not be considered to be “plan assets” of any Plan investing in the Fund for purposes of the fiduciary responsibility and prohibited transaction rules under Title I of ERISA or Section 4975 of the Code. Thus, none of the Fund or the Advisers will be a fiduciary within the meaning of ERISA or Section 4975 of the Code with respect to the assets of any Plan that becomes a Shareholder, solely as a result of the Plan’s investment in the Fund.
The provisions of ERISA and Section 4975 of the Code are subject to extensive and continuing administrative and judicial interpretation and review. The discussion of ERISA and Section 4975 of the Code contained herein is, of necessity, general and may be affected by future publication of regulations and rulings. Potential investors should consult their legal advisers regarding the consequences under ERISA and/or the Code of an investment in the Fund through a Plan.

ANTI-TAKEOVER PROVISIONS IN THE DECLARATION OF TRUST
The Declaration of Trust includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund or to change the composition of the Board. These provisions may have the effect of discouraging attempts to acquire control of the Fund, which attempts could have the effect of increasing the expenses of the Fund and interfering with the normal operation of the Fund. The Trustees are elected for indefinite terms and do not stand for reelection. A Trustee may be removed from office (i) with cause only by a written instrument signed or adopted by two-thirds of the remaining Trustees; or (ii) without cause only by a written instrument signed or adopted by all of the remaining Trustees. The Declaration of Trust does not contain any other specific inhibiting provisions that would operate only with respect to an extraordinary transaction such as a merger, reorganization, tender offer, sale or transfer of substantially all of the Fund’s asset, or liquidation. Reference should be made to the Declaration of Trust on file with the SEC for the full text of these provisions.

PLAN OF DISTRIBUTION
ALPS Distributors, Inc., located at 1290 Broadway, Suite 1000, Denver, CO 80203, serves as the Fund’s principal underwriter and acts as the Distributor of the Fund’s Shares on a best efforts basis, subject to various conditions. Class A Shares are offered for sale through the Distributor at NAV plus the applicable sales load and Class C Shares are offered at NAV. The Distributor also may enter into agreements with Financial Intermediaries for the sale and servicing of the Fund’s Shares. The Fund offers on a continuous basis an unlimited number of shares of beneficial interest through the Distributor. No arrangement has been made to place funds received in an escrow, trust or similar account. The Distributor is not required to sell any specific number or dollar amount of the Fund’s Shares but will use its best efforts to solicit orders for the purchase of the Shares. Shares of the Fund will not be listed on any national securities exchange and the Distributor will not act as a market marker in Shares. Class C Shares will pay to the Distributor a Distribution Fee that will accrue at an annual rate equal to 0.75% of the Fund’s average daily net assets attributable to Class C Shares and is payable on a quarterly basis. Class A Shares are not currently subject to a Distribution Fee.
The Distributor has entered into a wholesale marketing agreement with CION Securities, a registered broker-dealer and an affiliate of CION. Pursuant to the terms of the wholesale marketing agreement, CION Securities will seek to market and otherwise promote the Fund through various wholesale distribution channels, including, but not limited to, regional and independent retail broker-dealers and registered investment advisers.
CION Securities has also entered into a dealer manager agreement with the Fund pursuant to which CION Securities has agreed to provide certain marketing and wholesale services in consideration of its receipt of the dealer manager fee.
The Advisers or their affiliates, in the Advisers’ discretion and from their own resources, may pay Additional Compensation to Financial Intermediaries in connection with the sale of Shares. In return for the Additional Compensation, the Fund may receive certain marketing advantages including access to a Financial Intermediaries’ registered representatives, placement on a list of investment options offered by a Financial Intermediary, or the ability to assist in training and educating the Financial Intermediaries. The Additional Compensation may differ among Financial Intermediaries in amount or in the manner of calculation: payments of Additional Compensation may be fixed dollar amounts, or based on the aggregate value of outstanding Shares held by Shareholders introduced by the Financial Intermediary, or determined in some other manner. The receipt of Additional Compensation by a selling Financial Intermediary may create potential conflicts of interest between an investor and its Financial Intermediary who is recommending the Fund over other potential investments. Additionally, the Fund pays a servicing fee to the Financial Intermediaries or financial institutions and for providing ongoing services in respect of clients with whom it has distributed shares of the Fund. Such services may include electronic processing of client orders, electronic fund transfers between clients and the Fund, account reconciliations with the Fund’s transfer agent, facilitation of electronic delivery to clients of Fund documentation, monitoring client accounts for back-up withholding and any other special tax reporting obligations, maintenance of books and records with respect to the foregoing, and such other information and ongoing liaison services as the Fund or the Advisers may reasonably request.
The Fund and the Advisers have agreed to indemnify the Distributor against certain liabilities, including liabilities under the 1933 Act, or to contribute to payments the Distributor may be required to make because of any of those liabilities. Such agreement does not include indemnification of the Distributor against liability resulting from willful misfeasance, bad faith or negligence on the part of the Distributor in the performance of its duties or from reckless disregard by the Distributor of its obligations and duties under the Distribution Agreement.
Purchasing Shares
Investors may purchase Shares directly from the Fund in accordance with the instructions below. Investors will be assessed fees for returned checks and stop payment orders at prevailing rates charged by SS&C GIDS, Inc. The returned check and stop payment fee is currently $25. Investors may buy and sell Shares of the Fund through Financial Intermediaries. Orders will be priced at the appropriate price next computed after it is received by a Financial Intermediary and accepted by the Fund. A Financial

Intermediary may hold Shares in an omnibus account in the Financial Intermediary’s name or the Financial Intermediary may maintain individual ownership records. The Fund may pay the Financial Intermediary for maintaining individual ownership records as well as providing other shareholder services. Financial Intermediaries may charge fees for the services they provide in connection with processing your transaction order or maintaining an investor’s account with them. Investors should check with their Financial Intermediary to determine if it is subject to these arrangements. Financial Intermediaries are responsible for placing orders correctly and promptly with the Fund, forwarding payment promptly. Orders transmitted with a Financial Intermediary before the close of regular trading (generally 4:00 p.m., Eastern Time) on a day that the NYSE is open for business, will be priced based on the Fund’s NAV next computed after it is received by the Financial Intermediary.
Investors may purchase Shares through a broker-dealer or Financial Intermediary that may establish different minimum investment requirements than the Fund and may also independently charge transaction fees and additional amounts (which may vary) in return for its services, which will reduce an investor’s return. Shares purchased through a broker-dealer or Financial Intermediary will normally be held in an investor’s account with that firm.
The availability of sales charge waivers, discounts, and/or breakpoints may depend on the particular Financial Intermediary or type of account through which an investor purchases or holds Shares. Investors should contact their Financial Intermediary for more information regarding applicable sales charge waivers and discounts available to them and the Financial Intermediary’s related policies and procedures.
If an investment is made through an IRA, Keogh plan or 401(k) plan, an approved trustee must process and forward the subscription to the Fund. In such case, the Fund will send the confirmation and notice of its acceptance to the trustee.
By Mail
To make an initial purchase by mail, complete an account application and mail the application, together with a check made payable to CION Ares Diversified Credit Fund to:
Regular Mail:
CION Ares Diversified Credit Fund
SS&C GIDS, Inc.
P.O. Box 219422
Kansas City, MO 64121-9422
Overnight Mail:
Please call 1-888-729-4266 for the overnight mailing address.
All checks must be in US Dollars drawn on a domestic bank. The Fund will not accept payment in cash or money orders. The Fund may accept cashier’s checks in amounts greater than $10,000. To prevent check fraud, the Fund will neither accept third party checks, Treasury checks, credit card checks, traveler’s checks or starter checks for the purchase of shares, nor post-dated checks, postdated on-line bill pay checks, or any conditional purchase order or payment.
The transfer agent will charge a $25 fee against an investor’s account, in addition to any loss sustained by the Fund, for any payment that is returned. It is the policy of the Fund not to accept applications under certain circumstances or in amounts considered disadvantageous to Shareholders. The Fund reserves the right to reject any application.
By Wire — Initial Investment
To make an initial investment in the Fund, the transfer agent must receive a completed account application from a Financial Intermediary before an investor wires funds. The Financial Intermediary may mail or overnight deliver an account application to the transfer agent. Upon receipt of the completed account application, the transfer agent will establish an account. The account number assigned will be required as part of the instruction that should be provided to an investor’s bank to send the wire. An investor’s bank must include both the name of the Fund, the account number, and the investor’s name so that monies can be correctly applied. If you wish to wire money to make an investment in the Fund, please call the Fund at 800-343-3736 for wiring instructions and to notify the Fund that a wire transfer is coming. Any commercial bank can transfer same-day funds via wire. The Fund will normally accept wired funds for investment on the day received if they are received by the Fund’s designated bank before the close of regular trading on the NYSE. Your bank may charge you a fee for wiring same-day funds. The bank should transmit funds by wire to:
ABA #: 101 000 695
Credit: UMB Bank, NA
Account #: 9872291549
Further Credit:
CION Ares Diversified Credit Fund
(shareholder registration)
(shareholder account number)
Automatic Investment Plan — Subsequent Investments
You may participate in the Fund’s Automatic Investment Plan, an investment plan that automatically moves money from your bank account and invests it in the Fund through the use of electronic funds transfers or automatic bank drafts. You may elect to make subsequent investments by transfers of a minimum of $100 for regular accounts and $50 for retirement plan accounts on specified days of each month into your established Fund account. Please contact your registered representative/investment advisor for more information about the Fund’s Automatic Investment Plan.
In compliance with the USA Patriot Act of 2001, SS&C GIDS, Inc. will verify certain information on each account application as part of the Fund’s Anti-Money Laundering Program. As requested on the application, investors must supply full name, date of birth, social security number and permanent street address. Mailing addresses containing only a P.O. Box will not be accepted. Registered representatives/investment advisors may call Investor Relations at 888-729-4266 for additional assistance when completing an application.
If SS&C GIDS, Inc. does not have a reasonable belief of the identity of a customer, the account will be rejected or the customer will not be allowed to perform a transaction on the account until such information is received. The Fund also may reserve the right to close the account within 5 business days if clarifying information/documentation is not received.
Purchase Terms
The minimum initial purchase by an investor is $2,500 for regular accounts and $1,000 for retirement plan accounts. The Fund reserves the right to waive investment minimums. The Fund’s Shares are offered for sale through its Distributor at NAV plus the applicable sales load. The price of the Shares during the Fund’s continuous offering will fluctuate over time with the NAV of the Shares.
Converting Shares
Investors eligible to purchase Class I Shares may convert Class A Shares to Class I Shares. Class A and Class C Shares will automatically convert into Class I Shares if the total sales charge would otherwise exceed the limits of FINRA Rule 2341. Class I Shares are not subject to any upfront sales charge. Class I Shares are not subject to a distribution fee, shareholder servicing fees, or contingent deferred sales charge. Class I Shares may only be available through certain Financial Intermediaries. For all accounts, Class I Shares require a minimum investment of $1,000,000, while subsequent investments may be made with any amount. The Fund reserves the right to waive the investment minimum.
You can process your conversion by contacting your Financial Intermediary. You may also send conversion requests to the Fund’s transfer agent, SS&C GIDS, Inc., by mail to CION Ares Diversified Credit Fund c/o SS&C GIDS, Inc., P.O. Box 219422, Kansas City, MO 64121-9422 or by calling the toll free number 888-729-4266.
As of the date of this Prospectus, the Fund is the only fund managed by CAM. To the extent that CAM manages other funds in the future, Shareholders may be permitted to move their investment in Shares of the Fund into such other funds in connection with the Fund’s quarterly repurchases. In this case, rather than tendering shares for cash, a Fund Shareholder would elect to have the dollar value of its Shares accepted for purchases of shares of another CAM-managed fund. Such conversions would occur in conjunction with quarterly repurchases made by the Fund and would be subject to those repurchase offer risks, such as the risk that Shareholders may be unable to liquidate all or a given percentage of their investment in the Fund during a particular repurchase offer, that are described elsewhere in this Prospectus.
A conversion of shares of one Class directly for shares of another Class of the Fund normally should not be taxable for federal income tax purposes. You should consult your tax advisor before making a conversion.
Share Class Considerations
When selecting a share class, you should consider the following:
•
which share classes are available to you;

•
how much you intend to invest;

•
how long you expect to own the shares; and

•
total costs and expenses associated with a particular share class.

Each investor’s financial considerations are different. You should speak with your financial advisor to help you decide which share class is best for you. Not all Financial Intermediaries offer all classes of Shares. If your Financial Intermediary offers more than one class of Shares, you should carefully consider which class of Shares to purchase.
Class A Shares
Investors purchasing Class A Shares may pay a sales load based on the amount of their investment in the Fund. The sales load payable by each investor depends upon the amount invested by such investor in the Fund, but may range from 0.00% to 5.75%, as set forth below. A reallowance to participating broker-dealers may be made by the Distributor from the sales load paid by each investor. A portion of the sales load, up to 0.75%, is paid to CION Securities (the “Dealer Manager Fee”). The following sales loads apply to your purchases of shares of the Fund:
Amount Purchased	Dealer Reallowance*	Dealer Manager Fee	Sales Load as % of Offering Price	Sales Load as % of Amount Invested
Under $100,000	5.00%	0.75%	5.75%	6.10%
$100,000 – $249,999	4.00%	0.75%	4.75%	4.99%
$250,000 – $499,999	3.00%	0.75%	3.75%	3.90%
$500,000 – $999,999	2.00%	0.50%	2.50%	2.56%
$1,000,000 and Above	1.00%	0.50%	1.50%	1.52%

*
Gross Dealer Concession paid to participating broker-dealers.

You may be able to buy Class A Shares without a sales charge (i.e., “load-waived”) when you are:
•
reinvesting dividends or distributions;

•
a current or former Trustee of the Fund;

•
an employee (including the employee’s spouse, domestic partner, children, grandchildren, parents, grandparents, siblings or any dependent of the employee, as defined in Section 152 of the Code) of the Fund’s Adviser or its affiliates or of a broker-dealer authorized to sell shares of the Fund;

•
purchasing shares through the Fund’s Adviser;

•
purchasing shares through a financial services firm that has a special arrangement with the Fund; or

•
participating in an investment advisory or agency commission program under which you pay a fee to an investment adviser or other firm for portfolio management or brokerage services.

The following are additional features that should be taken into account when purchasing Class A Shares:
•
a minimum initial investment of $2,500 for regular accounts and $1,000 for retirement plan accounts, and a minimum subsequent investment of at least $100 for regular accounts and $50 for retirement plan accounts (the Fund reserves the right to waive investment minimums); and

•
a quarterly shareholder servicing fee at an annual rate of up to 0.25% of the average daily net assets of the Fund attributable to Class A Shares.

Right of Accumulation
For the purposes of determining the applicable reduced sales charge, the right of accumulation allows you to include prior purchases of Class A Shares of the Fund as part of your current investment as well as reinvested dividends. To qualify for this option, you must be either:
•
an individual;

•
an individual and spouse purchasing shares for your own account or trust or custodial accounts for your minor children; or

•
a fiduciary purchasing for any one trust, estate or fiduciary account, including employee benefit plans created under Sections 401, 403 or 457 of the Code, including related plans of the same employer.

If you plan to rely on this right of accumulation, you must notify the Fund’s distributor at the time of your purchase. You will need to give the Distributor your account numbers. Existing holdings of family members or other related accounts of a Shareholder may be combined for purposes of determining eligibility. If applicable, you will need to provide the account numbers of your spouse and your minor children as well as the ages of your minor children.
Letter of Intent
The letter of intent allows you to count all investments within a 13-month period in Class A Shares of the Fund as if you were making them all at once for the purposes of calculating the applicable reduced sales charges. The minimum initial investment under a letter of intent is 5% of the total letter of intent amount. The letter of intent does not preclude the Fund from discontinuing sales of its shares. You may include a purchase not originally made pursuant to a letter of intent under a letter of intent entered into within 90 days of the original purchase. To determine the applicable sales charge reduction, you also may include (1) the cost of Class A Shares of the Fund which were previously purchased at a price including a front end sales charge during the 90-day period prior to the Distributor receiving the letter of intent, and (2) the historical cost of shares of other Funds you currently own acquired in exchange for Class A Shares, respectively, the Fund purchased during that period at a price including a front-end sales charge. You may combine purchases and exchanges by family members (as defined by your Financial Intermediary) for purposes of the letter of intent. You should retain any records necessary to substantiate historical costs because the Fund, the transfer agent and any Financial Intermediaries may not maintain this information. Shares acquired through reinvestment of dividends are not aggregated to achieve the stated investment goal.
Class C Shares
Class C Shares are sold at the prevailing NAV per Class C Share and are not subject to any upfront sales charge; however, the following are additional features that should be taken into account when purchasing Class C Shares:
•
a minimum initial investment of $2,500 for regular accounts and $1,000 for retirement plan accounts, and a minimum subsequent investment of at least $100 for regular accounts and $50 for retirement plan accounts (the Fund reserves the right to waive investment minimums);

•
a quarterly shareholder servicing fee at an annual rate of up to 0.25% of the average daily net assets of the Fund attributable to Class C Shares;

•
a Distribution Fee which will accrue at an annual rate equal to 0.75% of the average daily net assets of the Fund attributable to Class C Shares; and

•
a contingent deferred sales charge equal to 1.00% of the original purchase price of Class C Shares repurchased by the Fund for repurchases of Class C Shares held less than 365 days following such Shareholder’s initial purchase.

The Distributor pays 1% of the amount invested to dealers who sell Class C Shares. The Adviser or an affiliate reimburses the Distributor for monies advanced to dealers. Because Class C Shares of the Fund are sold at the prevailing NAV per Class C Share without an upfront sales load, the entire amount of your purchase is invested immediately.
Shareholder Service Expenses
The Fund has adopted a “Shareholder Services Plan” with respect to its Class A and Class C Shares under which the Fund may compensate financial industry professionals for providing ongoing services in respect of clients with whom they have distributed shares of the Fund. Such services may include electronic processing of client orders, electronic fund transfers between clients and the Fund, account reconciliations with the Fund’s transfer agent, facilitation of electronic delivery to clients of Fund documentation, monitoring client accounts for back-up withholding and any other special tax reporting obligations, maintenance of books and records with respect to the foregoing, and such other information and liaison services as the Fund or the Advisers may reasonably request.
Under the Shareholder Services Plan, the Fund, with respect to Class A and Class C Shares, may incur expenses on an annual basis equal up to 0.25% of its average net assets attributable to Class A and Class C Shares, respectively.
Distribution Plan
The Fund, with respect to its Class C Shares, is authorized under a “Distribution Plan” to pay to the Distributor a Distribution Fee for certain activities relating to the distribution of shares to investors. These activities include marketing and other activities to support the distribution of Class C Shares. The Plan operates in a manner consistent with Rule 12b-1 under the 1940 Act, which regulates the manner in which an open-end investment company may directly or indirectly bear the expenses of distributing its shares. Although the Fund is not an open-end investment company, it has undertaken to comply with the terms of Rule 12b-1 as a condition of an exemptive order under the 1940 Act which permits it to have asset based distribution fees. Under the Distribution Plan, the Fund pays the Distributor a Distribution Fee at an annual rate of 0.75% of average daily net assets attributable to Class C Shares.
About the Distributor
ALPS Distributors, Inc., located at 1290 Broadway, Suite 1000, Denver, CO 80203, serves as distributor of the Fund’s Shares.

DISTRIBUTIONS
The Fund intends to make a distribution each month to its Shareholders of the net investment income of the Fund after payment of Fund operating expenses. The dividend rate may be modified by the Board from time to time. Distributions can only be made from net investment income after paying any accrued dividends to holders of Preferred Shares.
To the extent that any portion of the Fund’s monthly distributions are considered a return of capital to Shareholders, such portion would not be considered dividends for U.S. federal income tax purposes, and would represent a return of the amounts that such Shareholders invested. Although such return of capital distributions are not currently taxable to Shareholders, such distributions will have the effect of lowering a Shareholder’s tax basis in such Shares, and could result in a higher tax liability when the Shares are sold, even if they have not increased in value, or in fact, have lost value. The Fund’s final distribution for each tax year is expected to include any remaining investment company taxable income and net tax-exempt income undistributed during the tax year, as well as any undistributed net capital gain realized during the tax year. If the total distributions made in any tax year exceed investment company taxable income, net tax-exempt income and net capital gain, such excess distributed amount would be treated as ordinary dividend income to the extent of the Fund’s current and accumulated earnings and profits. This distribution policy, may, under certain circumstances, have adverse consequences to the Fund and its Shareholders because it may result in a return of capital resulting in less of a Shareholder’s assets being invested in the Fund and, over time, increase the Fund’s expense ratio. The distribution policy also may cause the Fund to sell securities at a time it would not otherwise do so to manage the distribution of income and gain. The initial distribution will be declared on date determined by the Board.
Each year, a statement on Form 1099-DIV identifying the sources of the distributions (i.e., paid from ordinary income, paid from net capital gains on the sale of securities, and/or a return of capital, which is a nontaxable distribution) will be furnished to Shareholders subject to IRS reporting. Fund ordinary distributions may exceed the Fund’s earnings, especially during the period before the Fund has substantially invested the proceeds from this offering. To the extent that the Fund pays distributions to Shareholders using proceeds it receives from Fund distributions, such distributions generally would constitute a return of investor capital and generally will lower an investor’s tax basis in his or her Shares. A return of capital generally is a return of an investor’s investment rather than a return of earnings or gains derived from the Fund’s investment activities. There can be no assurance that the Fund will be able to pay distributions at a specific rate or at all.
As discussed in the “Tax Aspects” section, to qualify for and maintain RIC tax treatment, the Fund is required to distribute on a timely basis with respect to each tax year dividends for U.S. federal income tax purposes of an amount at least equal to the sum of 90% of “investment company taxable income” and net tax-exempt interest income, determined without regard to any deduction for dividends paid, for such tax year. To avoid certain excise taxes imposed on RICs, the Fund is required to distribute in respect of each calendar year dividends of an amount at least equal to the sum of (1) 98% of ordinary income (taking into account certain deferrals and elections) for the calendar year, (2) 98.2% of capital gain net income (adjusted for certain ordinary losses) generally for the one-year period ending on October 31 of the calendar year and (3) any ordinary income and capital gain net income for previous calendar years that were not distributed during such calendar years and on which the Fund paid no U.S. federal income tax. The Fund can offer no assurance that it will achieve results that will permit the payment of any cash distributions. If the Fund issues senior securities, the Fund will be prohibited from making distributions if doing so causes it to fail to maintain the asset coverage ratios stipulated by the 1940 Act or if distributions are limited by the terms of any of the Fund’s borrowings. Any such limitations would adversely impact the Fund’s ability to make distributions to Shareholders.
Dividend Reinvestment Plan
The Fund operates under the DRP administered by SS&C GIDS, Inc.Pursuant to the plan, the Fund’s Distributions, net of any applicable U.S. withholding tax, are reinvested in the same class of shares of the Fund.
Shareholders automatically participate in the DRP, unless and until an election is made to withdraw from the plan on behalf of such participating Shareholder. A Shareholder who does not wish to have

Distributions automatically reinvested may terminate participation in the DRP at any time by written instructions to that effect to SS&C GIDS, Inc. Shareholders who elect not to participate in the DRP will receive all distributions in cash paid to the Shareholder of record (or, if the shares are held in street or other nominee name, then to such nominee). Such written instructions must be received by the SS&C GIDS, Inc. 30 days prior to the record date of the Distribution or the Shareholder will receive such Distribution in shares through the DRP. Under the DRP, the Fund’s Distributions to Shareholders are automatically reinvested in full and fractional Shares as described below.
When the Fund declares a Distribution, SS&C GIDS, Inc., on the Shareholder’s behalf, will receive additional authorized shares from the Fund either newly issued or repurchased from Shareholders by the Fund and held as treasury stock. The number of shares to be received when Distributions are reinvested will be determined by dividing the amount of the Distribution by the Fund’s NAV per share.
SS&C GIDS, Inc. will maintain all Shareholder accounts and furnish written confirmations of all transactions in the accounts, including information needed by Shareholders for personal and tax records. SS&C GIDS, Inc. will hold shares in the account of the Shareholders in non-certificated form in the name of the participant, and each Shareholder’s proxy, if any, will include those shares purchased pursuant to the DRP. Each participant, nevertheless, has the right to request certificates for whole and fractional shares owned. The Fund will issue certificates in its sole discretion. SS&C GIDS, Inc. will distribute all proxy solicitation materials, if any, to participating Shareholders.
In the case of Shareholders, such as banks, brokers or nominees, that hold shares for others who are beneficial owners participating under the DRP, SS&C GIDS, Inc. will administer the DRP on the basis of the number of shares certified from time to time by the record Shareholder as representing the total amount of shares registered in the Shareholder’s name and held for the account of beneficial owners participating under the DRP.
Neither SS&C GIDS, Inc. nor the Fund shall have any responsibility or liability beyond the exercise of ordinary care for any action taken or omitted pursuant to the DRP, nor shall they have any duties, responsibilities or liabilities except such as expressly set forth herein. Neither shall they be liable hereunder for any act done in good faith or for any good faith omissions to act, including, without limitation, failure to terminate a participant’s account prior to receipt of written notice of his or her death or with respect to prices at which shares are purchased or sold for the participants account and the terms on which such purchases and sales are made, subject to applicable provisions of the federal securities laws.
The automatic reinvestment of Dividends will not relieve participants of any federal, state or local income tax that may be payable (or required to be withheld) on such Dividends. See “Tax Aspects.”
The Fund reserves the right to amend or terminate the DRP. There is no direct service charge to participants with regard to purchases under the DRP; however, the Fund reserves the right to amend the DRP to include a service charge payable by the participants.
All correspondence concerning the DRP should be directed to SS&C GIDS, Inc. at CION Ares Diversified Credit Fund c/o SS&C GIDS, Inc., P.O. Box 219422, Kansas City, MO 64121-9422. Certain transactions can be performed by calling the toll free number 888-729-4266.

FISCAL YEAR; REPORTS
For accounting purposes, the Fund’s fiscal year and tax year end on December 31. As soon as practicable after the end of each calendar year, a statement on Form 1099-DIV identifying the sources of the distributions paid by the Fund to Shareholders for tax purposes will be furnished to Shareholders subject to IRS reporting. In addition, the Fund will prepare and transmit to Shareholders an unaudited semi-annual and an audited annual report within 60 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act.

PRIVACY NOTICE
We are committed to maintaining the privacy of our Shareholders and to safeguarding their nonpublic personal information. The following information is provided to help you understand what personal information we collect, how we protect that information and why, in certain cases, we may share information with select other parties.
Generally, we will not receive any non-public personal information about Shareholders of the common shares of the Fund, although certain of our Shareholders’ non-public information may become available to us. The non-public personal information that we may receive falls into the following categories:
•
Information we receive from Shareholders, whether we receive it orally, in writing or electronically. This includes Shareholders’ communications to us concerning their investment;

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Information about Shareholders’ transactions and history with us; or

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Other general information that we may obtain about Shareholders, such as demographic and contact information such as address.

We do not disclose any non-public personal information about Shareholders, except:

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to our affiliates (such as our investment adviser) and their employees that have a legitimate business need for the information;

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to our service providers (such as our administrator, accountants, attorneys, custodians, transfer agent, underwriter and proxy solicitors) and their employees as is necessary to service Shareholder accounts or otherwise provide the applicable service;

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to comply with court orders, subpoenas, lawful discovery requests, or other legal or regulatory requirements; or

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as allowed or required by applicable law or regulation.

When the Fund shares non-public Shareholder personal information referred to above, the information is made available for limited business purposes and under controlled circumstances designed to protect our Shareholders’ privacy. The Fund does not permit use of Shareholder information for any non-business or marketing purpose, nor does the Fund permit third parties to rent, sell, trade or otherwise release or disclose information to any other party.
The Fund’s service providers, such as their adviser, administrator, and transfer agent, are required to maintain physical, electronic, and procedural safeguards to protect Shareholder nonpublic personal information; to prevent unauthorized access or use; and to dispose of such information when it is no longer required.
Personnel of affiliates may access Shareholder information only for business purposes. The degree of access is based on the sensitivity of the information and on personnel need for the information to service a Shareholder’s account or comply with legal requirements.
If a Shareholder ceases to be a Shareholder, we will adhere to the privacy policies and practices as described above. We may choose to modify our privacy policies at any time. Before we do so, we will notify Shareholders and provide a description of our privacy policy.
In the event of a corporate change in control resulting from, for example, a sale to, or merger with, another entity, or in the event of a sale of assets, we reserve the right to transfer your non-public personal information to the new party in control or the party acquiring assets.

INQUIRIES
Inquiries concerning the Fund and the Shares should be directed to:
CION Ares Diversified Credit Fund
SS&C GIDS, Inc.
P.O. Box 219422
Kansas City, MO 64121-9422

Investors should rely only on the information contained in this prospectus. No dealer, salesperson or other individual has been authorized to give any information or to make any representations that are not contained in this prospectus. If any such information or statements are given or made, investors should not rely upon such information or representations. This prospectus does not constitute an offer to sell any securities other than those to which this prospectus relates, or an offer to sell to, or a solicitation of an offer to buy from, any person in any jurisdiction where such an offer or solicitation would be unlawful. This prospectus speaks as of the date set forth below. Investors should not assume that the delivery of this prospectus or that any sale made pursuant to this prospectus implies that the information contained in this prospectus will remain fully accurate and correct as of any time subsequent to the date of this prospectus.

CION ARES DIVERSIFIED CREDIT FUND
COMMON SHARES OF BENEFICIAL INTEREST
CLASS A SHARES (CADEX) AND CLASS C SHARES (CADCX)

PROSPECTUS

April 29, 2024

PROSPECTUS
April 29, 2024
CION ARES DIVERSIFIED CREDIT FUND
COMMON SHARES OF BENEFICIAL INTEREST
CLASS I SHARES (CADUX)

CION Ares Diversified Credit Fund (the “Fund”) is a Delaware statutory trust that is registered under the Investment Company Act of 1940, as amended (together with the rules and regulations promulgated thereunder, the “1940 Act”), as a diversified, closed-end management investment company. The Fund is operated as an “interval fund” (as defined below).
Investment Objective.   The Fund’s investment objective is to provide superior risk-adjusted returns across various market cycles by investing in a diversified portfolio of liquid and illiquid asset classes. The Fund seeks to capitalize on market inefficiencies and relative value opportunities throughout the entire global credit spectrum. There can be no assurance that the Fund will achieve its investment objective.
Principal Investment Strategies.   The Fund will invest primarily in a portfolio of directly originated loans, secured floating and fixed rate syndicated loans, corporate bonds, asset-backed securities, commercial real estate loans and other types of credit instruments, which, under normal circumstances, will represent at least 80% of the Fund’s Managed Assets (as defined in this prospectus). For purposes of this policy, “credit instruments” may include commercial real estate mezzanine loans, real estate mortgages, distressed securities, notes, bills, debentures, bank loans, convertible and preferred securities, government and municipal obligations. The Fund may also invest in foreign instruments and illiquid and restricted securities. Most of the credit instruments in which the Fund invests will be rated below investment grade by rating agencies or would be rated below investment grade if they were rated. Credit instruments that are rated below investment grade (commonly referred to as “high yield” securities or “junk bonds”) are regarded as having predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. Because of the risks associated with investing in high yield securities, an investment in the Fund should be considered speculative. Some of the credit instruments will have no credit rating at all.
Investing in the Fund’s common shares of beneficial interest (“Shares”) involves a high degree of risk. See “Types of Investments and Related Risks” beginning on page 36 of this prospectus. An investment in the Fund is subject to, among others, the following risks:

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Unlike most closed-end funds, the Shares are not listed on any securities exchange. There is not expected to be any secondary trading market in the Shares.

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Unlike an investor in most closed-end funds, holders of Shares (“Shareholders”) should not expect to be able to sell their Shares regardless of how the Fund performs. An investment in the Fund should, therefore, be considered illiquid.

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If a Shareholder is able to sell its Shares outside the quarterly repurchase process, the Shareholder likely will receive less than their purchase price and the then current net asset value (“NAV”) per Share.

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There is no assurance that monthly distributions paid by the Fund will be maintained at the targeted level or that dividends will be paid at all.

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The Fund’s distributions may be funded from unlimited amounts of offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to the Fund for investment. Any capital returned to Shareholders through distributions will be distributed after payment of fees and expenses.

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A return of capital to Shareholders is a return of a portion of their original investment in the Fund, thereby reducing the tax basis of their investment. As a result of such reduction in tax basis, Shareholders may be subject to tax in connection with the sale of Shares, even if such Shares are sold at a loss relative to the Shareholder’s original investment.

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The Fund’s distributions may result from expense reimbursements from CION Ares Management, LLC (“CAM” or the “Adviser”), which are subject to repayment by the Fund. Shareholders should understand that any such distributions are not based on the Fund’s investment performance and can only be sustained if the Fund achieves positive investment performance in future periods and/or CAM continues to make such expense reimbursements. Shareholders should also understand that the Fund’s future repayments will reduce the distributions that a Shareholder would otherwise receive.

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The Fund currently employs leverage through senior secured revolving credit facilities and its outstanding Mandatory Redeemable Preferred Shares (“MRP Shares” and, together with any other preferred shares the Fund may have outstanding, “Preferred Shares”). The Fund intends to continue to utilize leverage and may utilize leverage to the maximum extent permitted by law for investment and other general corporate purposes. See “Types of Investments and Related Risks — Risks Associated with the Use of Leverage.”

Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 29, 2024.

	Per Class I Share(1)	Total(1)
Public Offering Price	Current NAV, plus sales load	Unlimited
Maximum Sales Load(1)	None	—
Proceeds to Fund(2)	Amount invested at current NAV	Unlimited

(1)
Generally, the stated minimum initial investment by an investor in the Fund for Class I Shares is $1,000,000, which stated minimum may be reduced for certain investors pursuant to the purchase terms (“Purchase Terms”) in the Fund’s plan of distribution (the “Plan of Distribution”). Class I Shares are not subject to a sales load. The Fund is offering on a continuous basis an unlimited number of Shares.

(2)
Pursuant to an expense support and conditional reimbursement agreement (the “Expense Support and Conditional Reimbursement Agreement”) between the Fund and the Adviser, the Adviser may voluntarily determine to reimburse the Fund’s operating expenses to the extent that it deems appropriate in order to ensure that the Fund bears an appropriate level of expenses. The Fund will be obligated to reimburse the Adviser for any such payments, subject to certain conditions. See “Fund Expenses.”

Structure.   The Fund does not currently intend to list its Shares for trading on any securities exchange and does not expect any secondary market to develop for its Shares. Shareholders of the Fund are not able to have their Shares redeemed or otherwise sell their Shares on a daily basis because the Fund is an unlisted closed-end fund. To provide some liquidity to Shareholders, the Fund is operated as an “interval fund” and conducts periodic repurchase offers for a portion of its outstanding Shares, as described below. An investment in the Fund is suitable only for long-term investors who can bear the risks associated with the limited liquidity of the Shares.
Interval Fund.   The Fund is designed primarily for long-term investors and not as a trading vehicle. The Fund is operated as an “interval fund” pursuant to which, subject to applicable law, it will conduct quarterly repurchase offers for between 5% and 25% of the Fund’s outstanding Shares at NAV. In connection with any given repurchase offer, it is expected that the Fund will offer to repurchase only the minimum amount of 5% of its outstanding Shares. It is also possible that a repurchase offer may be oversubscribed, with the result that Shareholders may only be able to have a portion of their Shares repurchased. The Fund does not currently intend to list its Shares for trading on any national securities exchange. The Shares are, therefore, not readily marketable. Even though the Fund will make quarterly repurchase offers to repurchase a portion of the Shares to try to provide liquidity to Shareholders, you should consider the Shares to be illiquid.
Investment Adviser and Sub-Adviser.   The investment adviser to the Fund is CAM, a joint venture between affiliates of Ares Management Corporation (“Ares”) and CION Investment Group, LLC (“CION”), that is registered as an investment adviser with the SEC under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The investment sub-adviser to the Fund is Ares Capital Management II LLC (“Ares Capital” or the “Sub-Adviser” and collectively with the Adviser, the “Advisers”), an investment adviser registered with the SEC under the Advisers Act. CAM oversees the management of the Fund’s activities and is responsible for making investment decisions for the Fund’s portfolio with recommendations and support from Ares Capital.
Securities Offered.   The Fund is offering on a continuous basis an unlimited number of common shares of beneficial interest. Class I Shares are not subject to a sales load. Class I Shares are offered by this prospectus. The Fund offers Class A Shares, Class C Shares, Class L Shares, Class U Shares, Class U-2 Shares and Class W Shares through different prospectuses. The minimum initial investment by a Shareholder for Class I Shares is $1,000,000, while subsequent investments may be made in any amount. The Fund reserves the right to waive the investment minimum. Class I Shares are being offered through ALPS Distributors, Inc. (the “Distributor”) at an offering price equal to the Fund’s then current NAV per Share.
The Fund and the Advisers have obtained exemptive relief to, among other things, (i) designate multiple classes of Shares; and (ii) impose class specific annual asset-based distribution fees on the assets of the various classes of Shares to be used to pay for expenses incurred in fostering the distribution of the Shares of the particular class.
This prospectus concisely provides the information that a prospective investor should know about the Fund before investing. Investors are advised to read this prospectus carefully and to retain it for future reference. Additional information about the Fund, including a statement of additional information, dated April 29, 2024 (the “Statement of Additional Information”), has been filed with the SEC and is incorporated by reference in its entirety into this prospectus. The Statement of Additional Information and the Fund’s annual and semi-annual reports and other information filed with the SEC, can be obtained upon request and without charge by writing to the Fund at CION Securities, LLC, 100 Park Avenue, 25th Floor, New York, NY 10017 or by calling toll-free 888-729-4266, and investors may also request such information or make Shareholder inquiries by calling 888-729-4266 or by visiting www.cioninvestments.com. In addition, the contact information provided above may be used to request additional information about the Fund and to make Shareholder inquiries. The Statement of Additional Information, other material incorporated by reference into this prospectus and other information about the Fund is also available on the SEC’s website at http://www.sec.gov. The address of the SEC’s website is provided solely for the information of prospective investors and is not intended to be an active link.
You should not construe the contents of this prospectus as legal, tax or financial advice. You should consult with your own professional advisors as to the legal, tax, financial or other matters relevant to the suitability of an investment in the Fund.
Shares are not deposits or obligations of, and are not guaranteed or endorsed by, any bank or other insured depository institution, and Shares are not insured by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System or any other government agency.

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SUMMARY OF TERMS
This is only a summary and does not contain all of the information that a prospective investor should consider before investing in the Fund. Before investing, a prospective investor in the Fund should carefully read the more detailed information appearing elsewhere in this prospectus and the Statement of Additional Information.
THE FUND
The Fund is a Delaware statutory trust that is registered under the 1940 Act as a diversified, closed-end management investment company. The Fund is operated as an “interval fund” (as defined below).
THE ADVISER
CAM serves as the Fund’s investment adviser. CAM is registered as an investment adviser with the SEC under the Advisers Act.
CAM is a joint venture between affiliates of Ares and CION and is controlled by Ares.
THE SUB-ADVISER
Ares Capital serves as the Fund’s investment sub-adviser. Ares Capital is registered as an investment adviser with the SEC under the Advisers Act.
CAM and Ares Capital are collectively referred to as the Advisers. CAM oversees the management of the Fund’s activities and is responsible for making investment decisions for the Fund’s portfolio with recommendations and support from Ares Capital.
INVESTMENT OBJECTIVE
The Fund’s investment objective is to provide superior risk-adjusted returns across various market cycles by investing in a diversified portfolio of liquid and illiquid asset classes. The Fund seeks to capitalize on market inefficiencies and relative value opportunities throughout the entire global credit spectrum. There can be no assurance that the Fund will achieve its investment objective.
INVESTMENT OPPORTUNITIES
AND STRATEGIES
The Fund will invest primarily in a portfolio of directly originated loans, secured floating and fixed rate syndicated loans, corporate bonds, asset-backed securities, commercial real estate loans and other types of credit instruments, which, under normal circumstances, will represent at least 80% of the Fund’s Managed Assets. For purposes of this policy, “credit instruments” may include commercial real estate mezzanine loans, real estate mortgages, distressed securities, notes, bills, debentures, bank loans, convertible and preferred securities, government and municipal obligations. The Fund may also invest in foreign instruments and illiquid and restricted securities. “Managed Assets” means the total assets of the Fund (including any assets attributable to any Preferred Shares or to indebtedness) minus the Fund’s liabilities other than liabilities relating to indebtedness.
Opportunistic, Flexible, Untethered Credit Investments Strategy.   The Advisers employ an opportunistic, flexible and untethered global credit investments strategy based on absolute and relative value considerations, as well as analysis of the credit markets. The Advisers seek risk-adjusted

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returns over full market cycles by creating and managing a diversified portfolio across multiple industry sectors and geographic regions. The Advisers systematically allocate capital across multiple segments of the global fixed-income markets, including U.S. and non-U.S. credit instruments. It is anticipated that most of the Fund’s investments will be rated below investment grade or would be rated below investment grade if they were rated. Non-investment grade fixed income securities, also known as “junk bonds”, are considered speculative. Some of the credit instruments will have no credit rating at all. The Fund is untethered to benchmark-specific guidelines, thereby providing the Advisers with significant latitude to invest where they see opportunities and to reduce exposure to areas where they see less value or heightened downside risks.
Relative Value Focus.   A primary driver of the Fund’s investment strategy is a relative value focus whereby the Advisers seek to identify market dislocations caused by, among other factors, (i) significant corporate transactional events, such as spinoffs, mergers and acquisitions, industry consolidations, liquidations, reorganizations, bankruptcies, recapitalizations and share buybacks and other extraordinary corporate transactions; (ii) market inefficiencies resulting from the misunderstanding by the broader investment community of a particular company or industry, which misunderstanding results in the income of such investment reflecting a higher risk premium or the market price of such investment reflecting a lower value than is deemed warranted by the Advisers; (iii) companies experiencing financial stress resulting in a mispricing of their securities either because such securities pay higher income due to perceived risk or trade at a significant discount to fair value whereby the underlying asset values limit downside risk and offer meaningful upside potential; and (iv) sell-offs in one or more of the relevant credit markets.
Access to Ares Transaction Flow.   The Advisers intend to benefit from the market presence, scale, infrastructure and demonstrated investment experience of Ares to gain access to transaction flow and a broad set of investment opportunities across the non-investment grade credit spectrum. Unlike many other alternative investment managers, Ares operates in a fully integrated manner and encourages frequent collaboration among its investment professionals. This unique approach allows Ares to draw from the collective market insight, industry expertise, contacts and experience of its approximately 990 investment professionals around the world.
The Fund intends to focus on what the Advisers believe are the broader Ares platform’s most attractive investment ideas from a risk-adjusted return standpoint in order to achieve its investment objective. The Advisers intend to be opportunistic. As such, the Advisers have the flexibility to invest where they see opportunities, based on their extensive credit research expertise and analysis of the relevant credit

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markets, in a variety of credit instruments with varying yield and risk profiles.
Active Monitoring and Investing, with Bottom-Up and Top-Down Credit Analysis by Deep and Experienced Team.    The Advisers will actively construct and manage a portfolio of credit investments and, as necessary, periodically rebalance the Fund’s allocation of assets among different types of credit investments utilizing the Advisers’ strategies to seek to optimize the Fund’s allocation to achieve the Fund’s investment objective under the market conditions existing at such time.
With respect to each investment opportunity, the Advisers intend to take a bottom-up and top-down approach to their credit analysis that will focus on each individual investment as well as global macroeconomic factors and the industry in which the subject entity operates. The Advisers’ investment process will be rigorous, proactive and continuous, and will emphasize team management. Close monitoring of each investment in the portfolio provides the basis for making buy, sell and hold decisions. In managing the Fund’s portfolio, the Advisers will utilize their and the broader Ares platform’s deep and experienced teams of credit specialists to analyze investments and engage in regular and periodic monitoring of credit risk with a goal toward the early identification, and sale, of credit instruments and other investments with potential credit problems. This monitoring process may include reviewing (i) an issuer’s financial resources and operating history; (ii) a comparison of an issuer’s current operating results with the Advisers’ initial investment thesis for the investment and initial expectations for the performance of the obligation; (iii) an issuer’s sensitivity to economic conditions; (iv) the performance of an issuer’s management; (v) an issuer’s debt maturities and borrowing requirements; (vi) an issuer’s interest and asset coverage; and (vii) the relative value of an investment based on an issuer’s anticipated cash flow or where other comparable assets are trading in the market.
PORTFOLIO COMPOSITION
The Fund’s portfolio will consist of some combination of the following types of investments:
Direct Lending.   The Fund may invest in first lien senior secured loans (including “unitranche” loans, which are loans that combine both senior and mezzanine debt, generally in a first lien position), second lien senior secured loans and mezzanine debt, which in some cases includes an equity component, of U.S. and European middle-market companies, where the Advisers believe the supply of primary capital is limited and the investment opportunities are most attractive. These investments are typically made to companies with annual EBITDA between $10 million and $250 million. As used herein, EBITDA represents net income before net interest expense, income tax expense, depreciation and amortization.
Syndicated Corporate Loans.   Senior, secured corporate loans (“Syndicated Loans”) generally benefit from liens on

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collateral, are rated below-investment grade and typically pay interest at rates that are determined periodically on the basis of a floating base lending rate, primarily the Secured Overnight Financing Rate (“SOFR”) or another reference rate, plus a spread. Syndicated Loans are typically made to U.S. and, to a lesser extent, non-U.S. corporations, partnerships, limited liability companies and other business entities (together with issuers of Corporate Bonds (as defined below) and other debt securities, (“Borrowers”) which operate in various industries and geographical regions. Borrowers may obtain Syndicated Loans, among other reasons, to refinance existing debt, engage in acquisitions, pay dividends, recapitalize, complete leveraged buyouts and for general corporate purposes. Syndicated Loans rated below investment grade are sometimes referred to as “leveraged loans”. The Fund may invest in Syndicated Loans through assignments of or, to a lesser extent, participations in Syndicated Loans. The Fund may utilize various types of derivative instruments (“Derivatives”), including total return swaps, for the purpose of gaining exposure to Syndicated Loans.
Corporate Bonds.   An issuer of high-yield corporate bonds (“Corporate Bonds”) typically pays the investor a fixed rate of interest and must repay the amount borrowed on or before maturity. The investment return of Corporate Bonds reflects interest on the security and changes in the market value of the security. The market value of a Corporate Bond generally may be expected to rise and fall inversely with interest rates. The value of intermediate- and longer-term Corporate Bonds normally fluctuates more in response to changes in interest rates than does the value of shorter-term Corporate Bonds. The market value of a Corporate Bond also may be affected by investors’ perceptions of the creditworthiness of the issuer, the issuer’s performance and perceptions of the issuer in the market place. There is a risk that the issuers of Corporate Bonds may not be able to meet their obligations on interest or principal payments at the time called for by an instrument. The Fund may utilize various types of Derivatives, including swaps, for the purpose of gaining exposure to Corporate Bonds.
Structured Credit.   The Fund may invest in asset-backed opportunities across broad sectors such as consumer and commercial specialty finance and corporate credit. The Fund will target investment opportunities that are directly originated and privately negotiated that may include (i) financings secured by pools of consumer loans, commercial loans or real estate assets; (ii) the outright purchase of pools of consumer loans, commercial loans or real estate assets; and (iii) debt and equity investments in U.S.-dollar-denominated collateralized loan obligations (“CLOs”) that are primarily backed by corporate leveraged loans issued to primarily U.S. obligors (“U.S. CLOs”), as well as Euro-denominated CLOs that are backed primarily by corporate leveraged loans issued to primarily European obligors (“European CLOs”). The investments in the “equity” of

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structured credit products (including CLOs) refers to the junior-most or residual debt tranche of such structured credit products (i.e., the tranche whose rights to payment are not senior to any other tranche, which does not typically receive a credit rating and is typically not secured (and is also typically referred to as subordinated notes, income notes, preferred shares or preferred securities, or, more generally, as “equity”)) (the “Residual Tranche”).
The CLO equity tranches (or other similar junior tranches) and privately issued asset-backed securities in which the Fund invests may be highly leveraged, which magnifies the Fund’s risk of loss on such investments.
Stressed Investments.   The Fund may invest in Syndicated Loans and Corporate Bonds and other obligations of companies, referred to herein as “Stressed Issuers,” that may be in some level of financial or business distress, including companies involved in, or that have recently completed, bankruptcy or other reorganization and liquidation proceedings. These investments may include (i) corporate debt instruments relating to stressed and distressed industries or issuers; (ii) rescue-capital opportunities; (iii) public and private stock issued in connection with restructurings and reorganizations or otherwise (“post-reorganization securities”); and (iv) other opportunistic investments resulting from periods of market dislocation.
Commercial Real Estate Loans.
Senior Mortgage Loans:   These mortgage loans are typically secured by first liens on commercial properties, including the following property types: office, multifamily, retail, industrial, hospitality and mixed-use. In some cases, first lien mortgages may be divided into an A-Note and a B-Note. The A-Note is typically a privately negotiated loan that is secured by a first mortgage on a commercial property or group of related properties that is senior to a B-Note secured by the same first mortgage property or group.
Subordinated Debt:   These loans may include structurally subordinated first mortgage loans and junior participations in first mortgage loans or participations in these types of assets. As noted above, a B-Note is typically a privately negotiated loan that is secured by a first mortgage on a commercial property or group of related properties and is subordinated to an A-Note secured by the same first mortgage property or group. The subordination of a B-Note or junior participation typically is evidenced by participations or intercreditor agreements with other holders of interests in the note. B-Notes are subject to more credit risk with respect to the underlying mortgage collateral than the corresponding A-Note.
Preferred Equity:   Real estate preferred equity investments are subordinate to first mortgage loans and are not collateralized by the property underlying the

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investment. As a holder of preferred equity, the Fund seeks to enhance its position with covenants that limit the activities of the entity in which the Fund has an interest and protect the Fund’s equity by obtaining an exclusive right to control the underlying property after an event of default, should such a default occur on the Fund’s investment.
Mezzanine Loans:   Like B-Notes, these loans are also subordinated, but are usually secured by a pledge of the borrower’s equity ownership in the entity that owns the property or by a second lien mortgage on the property. In a liquidation, these loans are generally junior to any mortgage liens on the underlying property, but senior to any preferred equity or common equity interests in the entity that owns the property. Investor rights are usually governed by intercreditor agreements.
Other Investment Strategies.   The Fund may also invest in commercial real estate mezzanine loans, real estate mortgages, distressed securities, notes, bills, debentures, bank loans, convertible and preferred securities, government and municipal obligations and other credit instruments with similar economic characteristics. In addition, from time to time, the Fund may invest in or hold common stock and other equity securities incidental to the purchase or ownership of a Syndicated Loan or Corporate Bond or in connection with a reorganization of a borrower. The Fund may engage in short sales. The Fund may also use Derivatives to gain investment exposure to credit instruments, to provide downside protection and to dampen volatility. Derivatives may allow the Fund to increase or decrease the level of risk to which the Fund is exposed more quickly and efficiently than transactions in other types of instruments. The Fund may invest in securities of other investment companies, including exchange-traded funds (“ETFs”), to the extent that these investments are consistent with the Fund’s investment objective, strategies and policies and permissible under the 1940 Act or any applicable exemption therefrom. The Fund may invest in other investment companies to gain broad market or sector exposure, including during periods when it has large amounts of uninvested cash or when the Advisers believe share prices of other investment companies offer attractive values.
Other Characteristics
Below Investment Grade Credit Instruments.   Most of the credit instruments in which the Fund may invest will be rated below investment grade (also known as “junk bonds”). Securities rated below investment grade are those that, at the time of investment, are rated Ba1 or lower by Moody’s Investors Service, Inc. (“Moody’s”), or BB+ or lower by Standard & Poor’s Corporation Ratings Group (“S&P”) or Fitch Ratings, Inc. (“Fitch”), or if unrated are determined by the Advisers to be of comparable quality. Below investment grade securities often are regarded as having predominately speculative characteristics with respect to an issuer’s

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capacity to pay interest and repay principal. In addition, lower quality debt securities tend to be more sensitive to general economic conditions. Although many of the Fund’s investments may consist of securities rated below investment grade, the Fund reserves the right to invest in credit instruments of any credit quality, maturity and duration.
Foreign Instruments.   The Fund may make investments in non-U.S. entities, including issuers in emerging markets. Emerging market countries are countries that major international financial institutions, such as the World Bank, generally consider to be less economically mature than developed nations, such as the United States or most nations in Western Europe. Emerging market countries can include every nation in the world except the United States, Canada, Japan, Australia, New Zealand, most countries located in Western Europe and certain other countries. The Fund expects that its investment in non-U.S. issuers will be made primarily in U.S. dollar denominated securities, but it reserves the right to purchase securities that are foreign currency denominated. Some non-U.S. securities may be less liquid and more volatile than securities of comparable U.S. issuers.
Illiquid and Restricted Securities.   The Fund may invest in instruments that, at the time of investment, are illiquid (generally, those securities that cannot be disposed of within seven days in the ordinary course of business at approximately the value at which the Fund has valued the securities). Although the Fund may invest in such instruments without limitation, pursuant to the requirements of the 1940 Act, the Board of Trustees (the “Board”) has adopted, and the Fund follows, procedures designed to ensure that the Fund maintains sufficient liquidity to meet its periodic repurchase obligations as an interval fund. The Fund may also invest, without limit, in securities that are unregistered (but are eligible for purchase and sale by certain qualified institutional buyers) or are held by control persons of the issuer and securities that are subject to contractual restrictions on their resale.
The Fund may invest its cash balances in money market instruments, U.S. government securities, commercial paper, certificates of deposit, repurchase agreements and other high-quality debt instruments maturing in one year or less, among other instruments. In addition, and in response to adverse market, economic or political conditions, the Fund may invest in high-quality fixed income securities, money market instruments and money market funds or may hold significant positions in cash or cash equivalents for defensive purposes.
Subsidiaries.   The Fund may make investments through one or more direct and indirect wholly-owned subsidiaries (each a “Subsidiary” and collectively the “Subsidiaries”). The Subsidiaries will not be registered under the 1940 Act. The Board has oversight responsibility for the investment activities of the Fund, including its investment in any Subsidiary, and the Fund’s role as sole direct or indirect

7

shareholder of any Subsidiary. The Subsidiaries will be advised or managed by the Adviser and have the same investment objective as the Fund. The Fund will “look through” any such Subsidiary for purposes of compliance with its investment policies.
LEVERAGE
The Fund currently utilizes and intends to continue to utilize leverage and may utilize leverage to the maximum extent permitted by law for investment and other general corporate purposes. The Fund currently employs leverage through senior secured revolving credit facilities and its outstanding MRP Shares. See “Types of Investments and Related Risks —  Risks Associated with the Use of Leverage — State Street Credit Facility” and “— Wells Credit Facility” and “Description of Capital Structure — Shares of Beneficial Interest — MRP Shares” in the prospectus.
The Fund is permitted to borrow money in an amount up to 33 1∕3% of its Managed Assets (50% of its net assets), issue Preferred Shares in an amount up to 50% of its Managed Assets (100% of its net assets) and invest in reverse repurchase agreements or other derivative instruments with leverage embedded in them to the maximum extent permitted by the SEC and/or SEC staff rules, guidance or positions. As of December 31, 2023, the Fund’s use of Preferred Shares represented approximately 12.1% of the Fund’s Managed Assets and borrowings represented approximately 14.4% of the Fund’s Managed Assets.
The use of leverage to purchase additional securities creates an opportunity for increased Share dividends, but also creates risks for the Fund’s Shareholders, including increased variability of the Fund’s net income, distributions, net asset value of its Shares in relation to market changes. No assurance can be given that the Fund’s use of leverage will in any particular circumstance be possible or successful or that the Fund’s use of leverage will result in a higher yield to holders of Shares. See “Types of Investments and Related Risks — Risks Associated with the Use of Leverage” in the prospectus.
MANAGEMENT AND INCENTIVE FEES
Pursuant to the investment advisory agreement (the “Investment Advisory Agreement”) by and between the Fund and the Adviser, and in consideration of the advisory services provided by the Adviser to the Fund, the Adviser is entitled to a fee consisting of two components — a base management fee (the “Management Fee”) and an incentive fee (the “Incentive Fee”). The Investment Advisory Agreement was most recently amended and restated as of May 22, 2020. Pursuant to the investment sub-advisory agreement (the “Investment Sub-Advisory Agreement”) by and between the Advisers and the Fund, the Adviser pays the Sub-Adviser 40% of the Management Fee and Incentive Fee actually received and retained by the Adviser and not otherwise used to support expenses.
The Management Fee is calculated and payable monthly at the annual rate of 1.25% of the average daily value of the Fund’s Managed Assets.

8

The Incentive Fee is calculated and payable quarterly in arrears based upon “pre-incentive fee net investment income” attributable to each class of the Fund’s Shares for the immediately preceding fiscal quarter, and is subject to a hurdle rate, expressed as a rate of return based on each class’s average daily net asset value (calculated in accordance with GAAP), equal to 1.50% per quarter (or an annualized hurdle rate of 6.00%), subject to a “catch-up” feature. For this purpose, “pre-incentive fee net investment income” means interest income, dividend income and any other income accrued during the fiscal quarter, minus each class’s operating expenses for the quarter and the distribution and/or shareholder servicing fees (if any) applicable to each class accrued during the fiscal quarter. For such purposes, the Fund’s operating expenses will include the Management Fee, expenses reimbursed to CAM under the administration agreement (the “CAM Administration Agreement”) by and between the Fund and CAM, and any interest expense and distributions paid on any issued and outstanding Preferred Shares, but will exclude the Incentive Fee.
The “catch-up” provision is intended to provide the Adviser with an incentive fee of 15% on each class’s pre-incentive fee net investment income when that class’s pre-incentive fee net investment income reaches 1.765% of the class’s average daily net asset value (calculated in accordance with GAAP) in any fiscal quarter.
The Advisers are obligated to pay expenses associated with providing the investment services stated in the Investment Advisory Agreement and Investment Sub-Advisory Agreement, including compensation of and office space for their officers and employees connected with investment and economic research, trading and investment management of the Fund.
The Board, including a majority of the members of the Board (each, a “Trustee”) that are considered independent and are not “interested persons” (as defined in Section 2(a)(19) of the 1940 Act) of the Fund or the Advisers (collectively, the “Independent Trustees”), oversees and monitors the Fund’s investment performance and will annually review the Investment Advisory Agreement and Investment Sub-Advisory Agreement to determine, among other things, whether the fees payable under such agreements are reasonable in light of the services provided.
The Adviser and the Fund have entered into the Expense Support and Conditional Reimbursement Agreement under which the Adviser may voluntarily determine to reimburse the Fund’s operating expenses to the extent that it deems appropriate in order to ensure that the Fund bears an appropriate level of expenses. The Expense Support and Conditional Reimbursement Agreement may be renewed for additional one-year terms by the mutual agreement of the Adviser and the Fund.
The Fund has agreed to repay the Adviser in the amount of any Fund expenses reimbursed under the Expense Support

9

and Conditional Reimbursement Agreement (including any organizational, offering, or operating costs reimbursed under the original and first amended and restated expense support and conditional reimbursement agreements (collectively, the “Expense Support and Conditional Reimbursement Agreements”)) (each such payment, an “Expense Payment”), subject to the limitation that a reimbursement (an “Adviser Reimbursement”) will be made only if and to the extent that (i) it is payable not more than three years from the last business day of the calendar quarter in which the applicable Expense Payment was made by the Adviser; (ii) the Adviser Reimbursement does not cause Other Fund Operating Expenses (as defined herein) (on an annualized basis and net of any reimbursements received by the Fund during such fiscal year) during the applicable quarter to exceed the percentage of the Fund’s average net assets attributable to Class I Shares represented by Other Fund Operating Expenses (on an annualized basis) during the quarter in which the applicable Expense Payment from the Adviser was made; and (iii) the distributions per share declared by the Fund for the applicable class at the time of the applicable Expense Payment are less than the effective rate of distributions per share for such class at the time the Adviser Reimbursement would be paid. See “Fund Expenses —  Expense Support and Conditional Reimbursement Agreement” for additional information. The Expense Support and Conditional Reimbursement Agreement will remain in effect at least until July 31, 2024, unless and until the Board approves its modification or termination. This agreement may be terminated only by the Board on notice to the Adviser. See “Fund Expenses.”
FUND EXPENSES
Pursuant to the CAM Administration Agreement, CAM furnishes the Fund with office equipment and clerical, bookkeeping and record keeping services at the Fund’s office facilities. Under the CAM Administration Agreement, the Fund is obligated to reimburse CAM, at cost, based upon the Fund’s allocable portion of CAM’s overhead and other expenses (including travel expenses) incurred by CAM in performing its obligations under the CAM Administration Agreement, including the Fund’s allocable portion of the compensation of certain of its officers (including but not limited to the chief compliance officer, chief financial officer, chief accounting officer, general counsel, treasurer and assistant treasurer) and their respective staffs. The CAM Administration Agreement may be terminated by either party without penalty upon 60 days’ written notice to the other party.
Pursuant to the administration agreement between ALPS Fund Services, Inc. (“ALPS Fund Services”) and the Fund (the “ALPS Administration Agreement”), ALPS Fund Services performs, or administers the performance of, certain of the Fund’s required administrative services, which include, among other things, providing administrative assistance in accounting, legal, compliance, and operations, preparing the financial records that the Fund is required to maintain and

10

preparing reports to the Fund’s Shareholders and reports filed with the SEC. In addition, ALPS Fund Services coordinates the preparation and filing of the Fund’s tax returns and generally coordinates the payment of the Fund’s expenses and the performance of administrative and professional services rendered to the Fund.
If persons associated with the Advisers or any of their affiliates, including persons who are officers of the Fund, provide accounting, legal, clerical or administrative services to the Fund at the request of the Fund, the Fund will reimburse the Advisers and their affiliates for their costs in providing such accounting, legal, clerical or administrative services to the Fund (which costs may include an allocation of overhead including rent and the allocable portion of the salaries and benefits of the relevant persons and their respective staffs, including travel expenses), using a methodology for determining costs approved by the Board. The Fund is not restricted from hiring its own employees or contracting for services to be performed by third parties.
DISTRIBUTIONS
The Fund’s distribution policy is to make monthly distributions to Shareholders. Distributions can only be made from net investment income after paying any accrued dividends to holders of Preferred Shares. See “Distributions.”
The Board reserves the right to change the distribution policy from time to time.
DIVIDEND REINVESTMENT
PLAN
The Fund operates under a dividend reinvestment plan (“DRP”) administered by SS&C Global Investor & Distribution Solutions, Inc. (“SS&C GIDS, Inc.”). Pursuant to the plan, the Fund’s income dividends or capital gains or other distributions (each, a “Distribution” and collectively, “Distributions”), net of any applicable U.S. withholding tax, are reinvested in the same class of shares of the Fund.
Shareholders automatically participate in the DRP, unless and until an election is made to withdraw from the plan on behalf of such participating Shareholder. A Shareholder who does not wish to have Distributions automatically reinvested may terminate participation in the Plan at any time by written instructions to that effect to SS&C GIDS, Inc. Shareholders who elect not to participate in the DRP will receive all distributions in cash paid to the Shareholder of record (or, if the shares are held in street or other nominee name, then to such nominee). Such written instructions must be received by SS&C GIDS, Inc. 30 days prior to the record date of the Distribution or the Shareholder will receive such Distribution in shares through the DRP. Under the DRP, the Fund’s Distributions to Shareholders are reinvested in full and fractional shares. See “Distributions — Dividend Reinvestment Plan.”
BOARD OF TRUSTEES
The Board has overall responsibility for monitoring and overseeing the Fund’s management and operations. A majority of the Trustees are Independent Trustees. See “Management of the Fund.”

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PURCHASES OF SHARES
The Fund’s Shares are offered on a daily basis. Please see “Plan of Distribution” on page 108 for purchase instructions and additional information.
The minimum initial investment for Class I Shares is $1,000,000; subsequent investments may be made in any amount. The Fund reserves the right to waive the investment minimum. See “Distributions — Dividend Reinvestment Plan.”
PLAN OF DISTRIBUTION
ALPS Distributors, Inc., located at 1290 Broadway, Suite 1000, Denver, CO 80203, serves as the Fund’s principal underwriter and acts as the Distributor of the Fund’s Shares on a best efforts basis, subject to various conditions. The Fund’s Shares are offered for sale through the Distributor at NAV plus the applicable sales load. The Distributor also may enter into broker-dealer selling agreements with other broker dealers for the sale and distribution of the Fund’s Shares.
The Distributor is not required to sell any specific number or dollar amount of the Fund’s Shares but will use its best efforts to solicit orders for the sale of the Shares. Shares of the Fund will not be listed on any national securities exchange and the Distributor will not act as a market maker in Shares. Class I Shares are not subject to a distribution fee.
The Distributor has entered into a wholesale marketing agreement with CION Securities, LLC (“CION Securities”), a registered broker-dealer and an affiliate of CION. Pursuant to the terms of the wholesale marketing agreement, CION Securities will seek to market and otherwise promote the Fund through various wholesale distribution channels, including, but not limited to, regional and independent retail broker-dealers and registered investment advisers.
The Advisers or their affiliates, in the Advisers’ discretion and from their own resources, may pay additional compensation to financial intermediaries and their agents that have made arrangements with the Fund and are authorized to buy and sell shares of the Fund (collectively, “Financial Intermediaries”) in connection with the sale of Shares (the “Additional Compensation”). In return for the Additional Compensation, the Fund may receive certain marketing advantages including access to a broker’s or dealer’s registered representatives, placement on a list of investment options offered by a broker or dealer, or the ability to assist in training and educating the broker’s or dealer’s registered representatives. The Additional Compensation may differ among brokers or dealers in amount or in the amount of calculation. Payments of Additional Compensation may be fixed dollar amounts or based on the aggregate value of outstanding Shares held by Shareholders introduced by the broker or dealer, or determined in some other manner. The receipt of Additional Compensation by a selling broker or dealer may create potential conflicts of interest between an investor and its broker or dealer who is recommending the Fund over other potential investments.

12

ERISA PLANS AND OTHER
TAX-EXEMPT ENTITIES
Investors subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”) and other tax-exempt entities, including employee benefit plans, individual retirement accounts (“IRAs”), 401(k) plans and Keogh plans, may purchase Shares. Because the Fund is registered as an investment company under the 1940 Act, the underlying assets of the Fund will not be considered to be “plan assets” of the ERISA plans and plans subject to Section 4975 of the Code investing in the Fund for purposes of ERISA’s fiduciary responsibility and prohibited transaction rules and the prohibited transaction rules in Section 4975 of the Code. Thus, none of the Fund or the Advisers will be a fiduciary within the meaning of ERISA or Section 4975 of the Code with respect to the assets of any ERISA plan or plan subject to Section 4975 of the Code that becomes a Shareholder, solely as a result of such plan’s investment in the Fund. See “ERISA Considerations.”
UNLISTED CLOSED-END INTERVAL FUND STRUCTURE
The Fund has been organized as a continuously offered, diversified closed-end management investment company. Closed-end funds differ from open-end funds (commonly known as mutual funds) in that investors in closed-end funds do not have the right to redeem their shares on a daily basis. Unlike most closed-end funds, which typically list their shares on a securities exchange, the Fund does not currently intend to list the Shares for trading on any securities exchange, and the Fund does not expect any secondary market to develop for the Shares in the foreseeable future. Therefore, an investment in the Fund, unlike an investment in a typical closed-end fund, is not a liquid investment. To provide some liquidity to Shareholders, the Fund will be operated as an “interval fund” and conduct quarterly repurchase offers for a limited amount of the Fund’s Shares (at least 5%).
The Fund believes that an unlisted closed-end structure is most appropriate for the long-term nature of the Fund’s strategy. With event-driven strategies or similar types of investments, the ability to hold positions — through all manner of market environments — until the occurrence of the anticipated event or catalyst that unlocks value is crucial. Features that interfere with this ability (such as daily redemptions permitted by open-end funds that can require the premature sale of investments) could impair the Fund’s ability to execute its investment strategy. Accordingly, an unlisted closed-end structure helps the Fund achieve its investment objective. The Fund’s NAV per Share may be volatile. As the Shares are not traded, investors will not be able to dispose of their investment in the Fund no matter how poorly the Fund performs. Because exchange-traded closed-end funds also do not redeem Shares, they also could execute the Fund’s buy-and-hold strategy. Because an exchange-traded closed-end fund’s shares can trade at a

13

discount to NAV, they may present a more attractive opportunity to investors.
SHARE CLASSES
The Fund currently offers seven different classes of Shares: Class A, Class C, Class I, Class L, Class U, Class U-2 and Class W Shares. The Fund began continuously offering its Shares on January 3, 2017. As of July 11, 2017, the Fund simultaneously redesignated its issued and outstanding Shares as Class A Shares and created its Class C, Class I and Class L Shares. As of December 4, 2018, the Fund created its Class U and Class W Shares. As of March 31, 2020, the Fund created its Class U-2 Shares. An investment in any Share class of the Fund represents an investment in the same assets of the Fund. However, the purchase restrictions and ongoing fees and expenses for each Share class are different. The fees and expenses for the Fund are set forth in “Summary of Fees and Expenses.” If you have hired an intermediary and are eligible to invest in more than one class of Shares, the intermediary may help determine which Share class is appropriate for you. When selecting a Share class, you should consider which Share classes are available to you, how much you intend to invest, how long you expect to own Shares, and the total costs and expenses associated with a particular Share class. The Fund offers Class A Shares, Class C Shares, Class L Shares, Class U Shares, Class U-2 Shares and Class W Shares through different prospectuses.
Each investor’s financial considerations are different. You should speak with your financial advisor to help you decide which Share class is best for you. Not all Financial Intermediaries offer all classes of Shares. If your Financial Intermediary offers more than one class of Shares, you should carefully consider which class of Shares to purchase.
VALUATIONS
The Board has designated the Adviser as the Fund’s “valuation designee” for purposes of Rule 2a-5 under the 1940 Act. The Adviser is responsible for the fair valuation of the Fund’s portfolio investments for which market quotations are not readily available, subject to the oversight of the Board and as determined in good faith pursuant to the Adviser’s valuation policy and consistently applied valuation process. Pursuant to the portfolio valuation process set forth in the Adviser’s valuation policy, the Adviser may utilize independent third-party pricing services and independent third-party valuation services. Portfolio securities and other assets for which market quotes are readily available are valued at market value. In circumstances where market quotes are not readily available, the Adviser has adopted methods for determining the fair value of such securities and other assets. The Fund determines NAV per Share in accordance with the methodology described in the valuation policy and related procedures. Valuations of Fund investments are disclosed in reports publicly filed with the SEC.
The Adviser will provide the Board with periodic reports, no less than quarterly, that discuss the functioning of the valuation process, if applicable to that period, and that

14

identify issues and valuation problems that have arisen, if any. See “Determination of Net Asset Value.”
SHARE REPURCHASE
PROGRAM
The Shares have no history of public trading, nor is it intended that the Shares will be listed on a public exchange at this time. No secondary market is expected to develop for the Fund’s Shares.
The Fund is an “interval fund,” a type of fund which, to provide some liquidity to Shareholders, makes quarterly offers to repurchase between 5% and 25% of its outstanding Shares at NAV, pursuant to Rule 23c-3 under the 1940 Act, unless such offer is suspended or postponed in accordance with regulatory requirements (as discussed below). In connection with any given repurchase offer, it is expected the Fund will offer to repurchase only the minimum amount of 5% of its outstanding Shares. Quarterly repurchases occur in the months of March, June, September and December. The offer to purchase Shares is a fundamental policy that may not be changed without the vote of the holders of a majority of the Fund’s outstanding voting securities (as defined in the 1940 Act). Written notification of each quarterly repurchase offer (the “Repurchase Offer Notice”) is sent to Shareholders at least 21 calendar days before the repurchase request deadline (i.e., the date by which Shareholders can tender their Shares in response to a repurchase offer) (the “Repurchase Request Deadline”). The Fund expects to determine the NAV applicable to repurchases on the Repurchase Request Deadline. However, the NAV will be calculated no later than the 14th calendar day (or the next business day if the 14th calendar day is not a business day) after the Repurchase Request Deadline (the “Repurchase Pricing Date”). The Fund expects to distribute payment to Shareholders between one and three business days after the Repurchase Pricing Date and will distribute such payment no later than seven calendar days after such Date. The Fund’s Shares are not listed on any securities exchange, and the Fund anticipates that no secondary market will develop for its Shares. Accordingly, you may not be able to sell Shares when and/or in the amount that you desire. Thus, the Shares are appropriate only as a long-term investment. In addition, the Fund’s repurchase offers may subject the Fund and Shareholders to special risks. See “Types of Investments and Related Risks — Repurchase Offers Risks.”
SUMMARY OF TAXATION
The Fund has elected to be treated for U.S. federal income tax purposes, and intends to qualify annually, as a regulated investment company (“RIC”) under Subchapter M of the Code. As a RIC, the Fund generally will not be subject to corporate-level U.S. federal income taxes on any net ordinary income or capital gains that is currently distributed as dividends for U.S. federal income tax purposes to Shareholders, as applicable. To qualify and maintain its qualification as a RIC for U.S. federal income tax purposes, the Fund is required to meet certain specified source-of-income and asset diversification requirements and is required

15

to distribute dividends for U.S. federal income tax purposes of an amount at least equal to 90% of the sum of its net ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses each tax year to Shareholders, as applicable. See “Distributions” and “Tax Aspects.”
FISCAL YEAR
For accounting purposes, the Fund’s fiscal year is the 12-month period ending on December 31.
REPORTS TO SHAREHOLDERS
As soon as practicable after the end of each calendar year, a statement on Form 1099-DIV identifying the sources of the distributions paid by the Fund to Shareholders for tax purposes will be furnished to Shareholders subject to Internal Revenue Service (“IRS”) reporting. In addition, the Fund will prepare and transmit to Shareholders an unaudited semi-annual and an audited annual report within 60 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act.
RISK FACTORS
Investing in the Fund involves risks, including the risk that a Shareholder may receive little or no return on their investment or that a Shareholder may lose part or all of their investment. Below is a summary of some of the principal risks of investing in the Fund. For a more complete discussion of the risks of investing in the Fund, see “Types of Investments and Related Risks.” Shareholders should consider carefully the following principal risks before investing in the Fund:
•
Unlike most closed-end funds, the Fund’s Shares will not be listed on any securities exchange;

•
Although the Fund has implemented a quarterly share repurchase program, there is no guarantee that an investor will be able to sell all of the Shares that the investor desires to sell. The Fund should therefore be considered to offer limited liquidity;

•
The capital markets may experience periods of disruption and instability. Such market conditions may materially and adversely affect debt and equity capital markets, which may have a negative impact on the Fund’s business and operations;

•
If a Shareholder is able to sell its Shares outside of the quarterly repurchase process, the Shareholder likely will receive less than its purchase price and the then current NAV per Share;

•
The Fund’s distributions may be funded from offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to the Fund for investment. Any capital returned to Shareholders through distributions will be distributed after payment of fees and expenses;

•
A return of capital to Shareholders is a return of a portion of their original investment in the Fund,

16

thereby reducing the tax basis of their investment. As a result from such reduction in tax basis, Shareholders may be subject to tax in connection with the sale of Shares, even if such Shares are sold at a loss relative to the Shareholder’s original investment;
•
The Fund’s investments in securities and other obligations of companies that are experiencing distress involve a substantial degree of risk, require a high level of analytical sophistication for successful investment, and require active monitoring;

•
Below investment grade instruments (also known as “junk bonds”) have predominantly speculative characteristics and may be particularly susceptible to economic downturns, which could cause losses;

•
Certain investments may be exposed to the credit risk of the counterparties with whom the Fund deals;

•
The valuation of securities or instruments that lack a central trading place (such as fixed-income securities or instruments) may carry greater risk than those that trade on an exchange;

•
It is expected that most of the securities and instruments held by the Fund will not trade on an exchange;

•
The value of convertible securities may be adversely affected by changes in interest rates, as well as the market price and volatility of the underlying security;

•
Derivative investments have risks, including the imperfect correlation between the value of such instruments and the underlying assets of the Fund;

•
The Fund may be materially adversely affected by market, economic and political conditions, public health emergencies such as epidemics and pandemics, wars and supply chain disruptions, globally and in the jurisdictions and sectors in which the Fund invests;

•
Non-U.S. securities may be traded in undeveloped, inefficient and less liquid markets and may experience greater price volatility and changes in value;

•
Changes in foreign currency exchange rates may adversely affect the U.S. dollar value of and returns on foreign denominated investments;

•
Credit intermediation involving entities and activities outside the regular banking system (i.e., the “shadow banking system” in Europe) could result in increased regulatory and operating costs,

17

which could adversely affect the implementation of the Fund’s investment strategies, income and returns;
•
U.S. and global markets recently have experienced increased volatility and inflation;

•
Legal and regulatory changes could occur, which may materially adversely affect the Fund;

•
The Fund’s ability to grow depends on its ability to raise capital;

•
The Fund utilizes leverage, including through the use of Preferred Shares, which magnifies the potential for gain or loss on amounts invested, subjects the Fund to certain covenants with which it must comply and may increase the risk of investing with the Fund;

•
The Fund operates in a highly competitive market for investment opportunities;

•
The Fund is exposed to risks associated with changes in interest rates;

•
The Fund’s financial condition and results of operations could be negatively affected if a significant investment fails to perform as expected;

•
There are significant and potential conflicts of interest that could impact the Fund’s investment returns;

•
To qualify and remain eligible for the special tax treatment accorded to RICs and their shareholders under the Code, the Fund must meet certain source-of-income, asset diversification and annual distribution requirements, and failure to do so could result in the loss of RIC status.

Accordingly, the Fund should be considered a speculative investment that entails substantial risks, and a prospective investor should invest in the Fund only if they can sustain a complete loss of their investment.

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SUMMARY OF FEES AND EXPENSES
The following table illustrates the aggregate fees and expenses that the Fund expects to incur and that Shareholders can expect to bear directly or indirectly if they buy and hold Shares.
SHAREHOLDER TRANSACTION EXPENSES (fees paid directly from your investment)	I Share
Maximum sales load imposed on purchases	None
Maximum contingent deferred sales charge	None
ANNUAL FUND EXPENSES(1)
(expenses that you pay each year as a percentage of projected average net assets attributable to Shares, assuming the use of leverage)
Management fee(2)	1.82%
Incentive fee(3)	1.81%
Interest payments on borrowed funds(4)	2.56%
Other expenses(5)
Shareholder servicing fee	None
Distribution fee	None
Remaining other expenses	0.56%
Total annual fund expenses	6.75%

(1)
This table assumes that the Fund borrows money for investment purposes at an average amount of 44.57% of its net assets (the actual average amount of its borrowings, including outstanding Preferred Shares, during the fiscal year ended December 31, 2023).

(2)
The Management Fee paid by the Fund is calculated at the annual rate of 1.25% of the average daily value of the Fund’s Managed Assets which includes assets purchased with borrowed money. The table above assumes that the Fund borrows money for investment purposes at an average amount of 44.57% of its net assets (the actual average amount of its borrowings, including outstanding Preferred Shares, during the fiscal year ended December 31, 2023). The Management Fee estimate in the table is greater than 1.25% since it is computed as a percentage of the Fund’s net assets for presentation therein. In addition, if the Fund’s leverage exceeds this 44.57% borrowings-to-net assets ratio through additional borrowings (including the issuance of additional Preferred Shares), then the Management Fee in relation to its net assets would be higher than the estimate presented in the table.

(3)
The Fund anticipates that it may have interest income that could result in the payment of an Incentive Fee to the Adviser during certain periods. However, the Incentive Fee is based on the Fund’s performance and will not be paid unless the Fund achieves certain performance targets. The Fund expects the Incentive Fee the Fund pays to increase to the extent the Fund earns greater interest income through its investments. The Incentive Fee is calculated and payable quarterly in arrears based upon “pre-incentive fee net investment income” attributable to each class of the Fund’s Shares for the immediately preceding fiscal quarter, and is subject to a hurdle rate, expressed as a rate of return on each class’s average daily net asset value (calculated in accordance with GAAP), equal to 1.50% per quarter, or an annualized hurdle rate of 6.00%, subject to a “catch-up” feature. The amount presented in this table reflects the Incentive Fee incurred as a percent of average net assets for the fiscal year ended December 31, 2023. See “Management and Incentive Fees” for a full explanation of how the Incentive Fee is calculated.

(4)
The amount shown in the table above is based on the assumption that the Fund borrows money for investment purposes at an average amount of 44.57% of its net assets (the actual average amount of its borrowings, including outstanding Preferred Shares, during the fiscal year ended December 31, 2023), at an estimated annual interest rate cost to the Fund of 5.82%, which is the weighted average interest rate cost during the fiscal year ended December 31, 2023, including dividends payable on the Fund’s MRP Shares, which, in the aggregate, have an average interest rate of 3.72% per annum as of December 31, 2023. The actual amount of interest expense borne by the Fund will vary over time in accordance with the level of the Fund’s use of borrowings and/or Preferred Shares and variations in

19

market interest rates. Interest payments on borrowed funds are required to be treated as an expense of the Fund for accounting purposes. See “Types of Investments and Related Risks — Risks Associated with the Use of Leverage.”

(5)
Other expenses include accounting, legal and auditing fees of the Fund, and offering costs, as well as the reimbursement of the compensation of administrative personnel and fees payable to the Independent Trustees. Other expenses are estimated for the current fiscal year based on the Fund’s fees and expenses for the fiscal year ended December 31, 2023.

Example:
The following example demonstrates the projected dollar amount of total expenses that would be incurred over various periods with respect to a hypothetical investment in Shares. In calculating the following expense amounts, the Fund has assumed its direct and indirect annual operating expenses would remain at the percentage levels set forth in the table above and do not include any expense support from the Adviser.
An investor would pay the following expenses on a $1,000 investment, assuming a 5.0% annual return:
Share Class	1 Year	3 Years	5 Years	10 Years
Class I	$67	$197	$323	$619
The example and the expenses in the tables above should not be considered a representation of the Fund’s future expenses, and actual expenses may be greater or less than those shown. While the example assumes a 5.0% annual return, as required by the SEC, the Fund’s performance will vary and may result in a return greater or less than 5.0%. For a more complete description of the various fees and expenses borne directly and indirectly by the Fund, see “Fund Expenses” and “Management and Incentive Fees.”

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FINANCIAL HIGHLIGHTS
The financial highlights table is intended to help you understand the Fund’s financial performance. The information for the fiscal years and/or periods ended December 31, 2023, December 31, 2022, December 31, 2021, December 31, 2020, December 31, 2019, October 31, 2018 and October 31, 2017, respectively, has been derived from the Fund’s financial statements, which have been audited by Ernst & Young LLP, an independent registered public accounting firm, whose report, along with this information and additional Fund performance and portfolio information, appears in the Fund’s Annual Report dated December 31, 2023, and is incorporated by reference into the Statement of Additional Information. To request the Fund’s Annual Report, please call 888-729-4266. The table below sets forth financial data for one Class I Share throughout the periods presented.
CION Ares Diversified Credit Fund
Financial Highlights
(in thousands, except per share data, percentages and as otherwise noted)
	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022	For the Year Ended December 31, 2021	For the Year Ended December 31, 2020
Class I
Per share data:
Net asset value, beginning of period	$24.12	$26.01	$25.22	$25.93
Income from investment operations:
Net investment income(a)	2.58	1.73	1.62	1.49
Net realized and unrealized gains (losses)	0.62	(2.14)	0.56	(0.80)
Total income (loss) from investment operations	3.20	(0.41)	2.18	0.69
Less distributions declared to shareholders:
From net investment income	(2.09)	(1.48)	(1.39)	(1.40)
Total distributions	(2.09)	(1.48)	(1.39)	(1.40)
Net asset value, end of period	$25.23	$24.12	$26.01	$25.22
Total return, excluding expense support(b)	13.79%	(1.62)%	8.90%	3.55%
Total return, including expense support(b)	13.79%	(1.62)%	8.87%	3.12%
Ratios to average net assets/supplemental data:
Net assets, end of period	$2,432,547	$1,819,625	$1,339,092	$603,536
Including interest expense:
Expenses, excluding expense support(d)(g)	6.75%(h)	4.87%(h)	3.25%(h)	3.50%
Expenses, including expense support(d)(f)(g)	6.75%(h)	4.87%(h)	3.28%(h)	3.93%
Excluding interest expense:
Expenses, excluding expense support(d)(g)	4.18%	3.32%	2.56%	2.97%
Expenses, including expense support(d)(f)(g)	4.18%	3.32%	2.59%	3.39%
Net investment income(d)	10.50%	6.92%	6.34%	6.24%
Portfolio turnover rate	30.64%	38.16%	43.72%	59.77%

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	For the Period Ended December 31, 2019*	For the Year Ended October 31, 2019	For the Year Ended October 31, 2018	For the Period from July 12, 2017 (commencement of operations) to October 31, 2017
Class I
Per share data:
Net asset value, beginning of period	$25.44	$25.80	$25.25	$24.95
Income from investment operations:
Net investment income(a)	0.23	1.39	1.52	0.40
Net realized and unrealized gains (losses)	0.49	(0.36)	0.42	0.32
Total income from investment operations	0.72	1.03	1.94	0.72
Less distributions declared to shareholders:
From net investment income	(0.23)	(1.39)	(1.39)	(0.40)
From net realized gains on investments	—	—	—	(0.01)
From net unrealized gains on investments and foreign currency	—	—	—	(0.01)
Total distributions	(0.23)	(1.39)	(1.39)	(0.42)
Net asset value, end of period	$25.93	$25.44	$25.80	$25.25
Total return, excluding expense support(b)	2.88%(c)	4.78%	(2.19)%	(2.49)%(c)
Total return, including expense support(d)	2.86%(c)	4.10%	7.91%	2.95%(c)
Ratios to average net assets/supplemental data:
Net assets, end of period	$354,144	$298,481	$111,705	$6,048
Including interest expense:
Expenses, excluding expense support(e)(h)	3.74%(f)	3.87%	5.73%	18.62%(f)
Expenses, including expense support(e)(g)(h)	3.87%(f)	4.55%	0.34%	0.00%(f)
Excluding interest expense:
Expenses, excluding expense support(h)	3.06%(f)	3.17%	5.71%	18.62%(f)
Expenses, including expense support(g)(h)	3.19%(f)	3.85%	0.32%	0.00%(f)
Net investment income(e)	5.44%(f)	5.38%	5.91%	5.19%(f)
Portfolio turnover rate	5.42%(c)	63.58%	28.36%	164.09%(c)

*
For the two month period ended December 31, 2019.

(a)
Per share net investment income has been calculated using the average shares outstanding during the period.

(b)
Based on net asset value per share. Distributions, if any, are assumed for purposes of this calculation to be reinvested at prices obtained under the Fund’s Dividend Reinvestment Plan. Total return is not annualized for periods less than one year. Total return excludes or includes, as noted, expense support provided or (recouped) by the Adviser.

(c)
Not annualized.

(d)
Includes organizational and offering costs, where applicable.

(e)
Annualized, except for certain non-recurring costs.

(f)
Includes expense support provided or (recouped) by the Adviser.

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(g)
For the periods presented below, the ratio of operating expenses to average net assets consisted of the following:

	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022	For the Year Ended December 31, 2021	For the Year Ended December 31, 2020
Base management fees	1.82%	1.78%	1.60%	1.59%
Income based incentive fees	1.81%	0.95%	0.33%	0.25%
Cost of borrowing	2.56%	1.55%	0.69%	0.53%
Net expense support	—%	—%	0.03%	0.43%
Other operating expenses	0.56%	0.59%	0.63%	1.14%
Total operating expenses	6.75%	4.87%	3.28%	3.93%
	For the Period Ended December 31, 2019*	For the Year Ended October 31, 2019	For the Year Ended October 31, 2018	For the Period from July 12, 2017 (commencement of operations) to October 31, 2017
Base management fees	1.56%	1.48%	1.49%	1.49%
Income based incentive fees	—%	—%	—%	—%
Cost of borrowing	0.68%	0.71%	—%	—%
Net expense support	0.13%	0.68%	(4.79)%	(29.81)%
Other operating expenses	1.51%	1.68%	3.64%	28.33%
Total operating expenses	3.87%	4.55%	0.34%	—%

(h)
Includes stated dividends and amortization of deferred issuance costs on the MRP Shares.

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SENIOR SECURITIES
Information about the Fund’s senior securities as of December 31, 2023, December 31, 2022, December 31, 2021, December 31, 2020, December 31, 2019 and October 31, 2019 is shown in the following table. There were no senior securities outstanding as of October 31, 2018 or October 31, 2017. The information contained in the following table is derived from the Fund’s Annual Report dated December 31, 2023.
Class and Period Ended	Total Amount Outstanding Exclusive of Treasury Securities(a) (in thousands)	Asset Coverage Per Unit(b)	Involuntary Liquidating Preference Per Unit(c)	Average Market Value Per Unit(d)
Revolving Credit Facility (Wells Fargo Bank, N.A.)
December 31, 2023	$426,117	$6,200	—	N/A
December 31, 2022	348,844	5,299	—	N/A
December 31, 2021	225,664	6,461	—	N/A
December 31, 2020	77,025	6,233	—	N/A
December 31, 2019	19,054	5,383	—	N/A
October 31, 2019	19,397	3,847	—	N/A
Revolving Credit Facility (State Street Bank and Trust Company)
December 31, 2023	$246,939	$6,200	—	N/A
December 31, 2022	317,201	5,299	—	N/A
December 31, 2021	176,803	6,461	—	N/A
December 31, 2020	111,283	6,233	—	N/A
December 31, 2019	110,387	5,383	—	N/A
October 31, 2019	142,357	3,847	—	N/A
Mandatory Redeemable Preferred Shares*
December 31, 2023	$570,000	$86.35	$25.00	N/A
December 31, 2022	420,000	81.52	25.00	N/A
December 31, 2021	300,000	93.11	25.00	N/A
Secured Borrowings
December 31, 2023	$6,548	$6,200	—	N/A
December 31, 2022	5,776	5,299	—	N/A
December 31, 2021	5,776	6,461	—	N/A
December 31, 2020	650	6,233	—	N/A
December 31, 2019	314	5,383	—	N/A
October 31, 2019	349	3,847	—	N/A

*
There were no mandatory redeemable preferred shares outstanding as of December 31, 2020, December 31, 2019 and October 31, 2019.

(a)
Total amount of each class of senior securities outstanding at principal value at the end of the period presented.

(b)
The asset coverage ratio for a class of senior securities representing indebtedness is calculated as our consolidated total assets, less all liabilities and indebtedness not represented by senior securities, divided by total senior securities representing indebtedness as calculated separately for each of the Preferred Shares and the credit facilities in accordance with Section 18(h) of the 1940 Act. With respect to the Preferred Shares, the asset coverage per unit figure is expressed in terms of dollar amounts per share of

24

outstanding Preferred Shares (based on a per share liquidation preference of $25). With respect to the credit facilities, the asset coverage ratio is multiplied by $1,000 to determine the “Asset Coverage Per Unit”.

(c)
The amount to which such class of senior security would be entitled upon our involuntary liquidation in preference to any security junior to it. The “—” in this column indicates that the SEC expressly does not require this information to be disclosed for certain types of senior securities.

(d)
Not applicable to senior securities outstanding as of period end.

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THE FUND
The Fund is a diversified, closed-end management investment company that is registered under the 1940 Act. The Fund is operated as an “interval fund” and continuously offers its Shares. The Fund was organized as a Delaware statutory trust on June 21, 2016. The principal office of the Fund is located at 100 Park Avenue, 25th Floor, New York, NY 10017 and its telephone number is 212-418-4700.
The Fund’s investment objective is to provide superior risk-adjusted returns across various market cycles by investing in a diversified portfolio of liquid and illiquid asset classes. The Fund seeks to capitalize on market inefficiencies and relative value opportunities throughout the entire global credit spectrum.
The Fund invests primarily in a portfolio of directly originated loans, secured floating and fixed rate syndicated loans, corporate bonds, asset-backed securities, commercial real estate loans and other types of credit instruments, which, under normal circumstances, will represent at least 80% of the Fund’s Managed Assets. In addition, the Fund invests primarily in those countries where creditors’ rights are protected by law, such as countries in North America and Western Europe, although in select situations the Fund may invest in securities of issuers domiciled elsewhere. The geographic areas of focus are subject to change from time to time and may be changed without notice to Shareholders. There is no minimum or maximum limit on the amount of the Fund’s assets that may be invested in non-U.S. securities.
The Fund seeks to achieve its investment objective by employing an opportunistic, dynamic and untethered global credit investments strategy based on absolute and relative value considerations and its analysis of credit markets. It seeks risk-adjusted returns over full market cycles by creating and managing a portfolio with balanced exposures to multiple industry sectors and geographic regions, systematically allocating capital across multiple segments of the global fixed-income markets, including U.S. and non-U.S. credit instruments. For a further discussion of the Fund’s principal investment strategies, see “Investment Objective, Opportunities and Strategies.” There can be no assurance that the Fund will achieve its investment objective.
The Fund’s investment adviser is CAM. Ares Capital is the Fund’s investment sub-adviser. CAM oversees the management of the Fund’s activities and is responsible for making investment decisions for the Fund’s portfolio with recommendations and support from Ares Capital. See “The Adviser and Sub-Adviser.” Responsibility for monitoring and overseeing the Fund’s investment program, management and operation is vested in the individuals who serve on the Board.

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THE ADVISER AND SUB-ADVISER
CAM, an investment adviser registered with the SEC under the Advisers Act, serves as the Adviser. CAM is a joint venture between affiliates of Ares and CION and is controlled by Ares.
CION is a leading manager of alternative investment solutions that focuses on alternative credit strategies for individual investors. CION manages CION Investment Corporation (“CIC”), a leading publicly traded business development company with approximately $2.0 billion in total assets as of December 31, 2023, and sponsors, through CAM, the Fund. Its affiliated broker-dealer, CION Securities, provides distribution services and has entered into a wholesale marketing agreement with the Distributor and a dealer manager agreement with the Fund. The dealer manager arrangement is applicable only to certain share classes of the Fund.
Ares Capital, an investment adviser registered with the SEC under the Advisers Act, serves as the Sub-Adviser. Ares is a publicly traded, leading global alternative investment manager with over 2,850 employees. Ares had approximately $418.8 billion in assets under management (“AUM”) as of December 31, 2023, of which approximately $284.8 billion was related to its credit business, across a diverse platform that it manages on behalf of organizations including but not limited to pension and endowment funds, sovereign wealth funds, financial institutions, insurance companies and individual investors. In February 2024, Ares Capital announced that its special opportunities strategy, historically reported as a component of its private equity group, will be integrated into the credit group to align management of this strategy and will form the foundation for a new opportunistic credit strategy. Adjusted for this change, as of December 31, 2023, the credit group managed $299.4 billion in AUM.*

*
As of December 31, 2023, Ares AUM amounts include funds managed by Ivy Hill Asset Management, L.P., a wholly owned portfolio company of Ares Capital Corporation (“ARCC”) and an SEC-registered investment adviser.

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USE OF PROCEEDS
The proceeds from the sale of Shares are invested by the Fund to pursue its investment program and strategies. The Fund expects to invest the proceeds obtained by it promptly after receipt of such proceeds.

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INVESTMENT OBJECTIVE, OPPORTUNITIES AND STRATEGIES
Investment Objective
The Fund’s investment objective is to provide superior risk-adjusted returns across various market cycles by investing in a diversified portfolio of liquid and illiquid asset classes. The Fund seeks to capitalize on market inefficiencies and relative value opportunities throughout the entire global credit spectrum. There can be no assurance that the Fund will achieve its investment objective.
Investment Opportunities and Strategies
The Fund invests primarily in a portfolio of directly originated loans, secured floating and fixed rate syndicated loans, corporate bonds, asset-backed securities, commercial real estate loans and other types of credit instruments, which, under normal circumstances, will represent at least 80% of the Fund’s Managed Assets. For purposes of this policy, “credit instruments” may include commercial real estate mezzanine loans, real estate mortgages, distressed securities, notes, bills, debentures, bank loans, convertible and preferred securities, government and municipal obligations. The Fund may also invest in foreign instruments and illiquid and restricted securities.
Opportunistic, Flexible, Untethered Credit Investments Strategy.   The Advisers intend to employ an opportunistic, flexible and untethered global credit investments strategy based on absolute and relative value considerations and their analysis of the credit markets. The Advisers seek risk-adjusted returns over full market cycles by creating and managing a portfolio with balanced exposures to multiple industry sectors and geographic regions. The Advisers will make tactical allocations of assets across multiple segments of the global fixed-income markets, including U.S. and non-U.S. credit instruments. It is anticipated that most of the Fund’s investments will be rated below investment grade or would be rated below investment grade if they were rated. Non-investment grade fixed income securities, also known as “junk bonds”, are considered speculative. Some of the credit instruments will have no credit rating at all. The Fund is untethered to benchmark-specific guidelines, thereby providing the Advisers with significant latitude to invest where they see opportunities and to reduce exposure to areas where they see less value or heightened downside risks.
Relative Value Focus.   A primary driver of the Fund’s investment strategy will be a relative value focus whereby the Advisers seek to identify market dislocations caused by, among other factors, (i) significant corporate transactional events, such as spinoffs, mergers and acquisitions, industry consolidations, liquidations, reorganizations, bankruptcies, recapitalizations and share buybacks and other extraordinary corporate transactions; (ii) market inefficiencies resulting from the misunderstanding by the broader investment community of a particular company or industry, which misunderstanding results in the income of such investment reflecting a higher risk premium or the market price of such investment reflecting a lower value than is deemed warranted by the Advisers and; (iii) companies experiencing financial stress resulting in a mispricing of their securities either because such securities pay higher income due to perceived risk or trade at a significant discount to fair value whereby the underlying asset values limit downside risk and offer meaningful upside potential; and (iv) sell-offs in one or more of the relevant credit markets.
Access to Ares Transaction Flow.   The Advisers intend to benefit from the market presence, scale, infrastructure and demonstrated investment experience of Ares to gain access to transaction flow and a broad set of investment opportunities across the non-investment grade credit spectrum. Unlike many other alternative investment managers, Ares operates in a fully integrated manner and encourages frequent collaboration among its investment professionals. This unique approach allows Ares to draw from the collective market insight, industry expertise, contacts and experience of its approximately 990 investment professionals around the world.
The Fund intends to focus on what the Advisers believe are the broader Ares platform’s most attractive investment ideas and allocate investments sourced from Ares’s multi-billion dollar credit platform to achieve its investment objective. As such, the Advisers have the flexibility to invest where they see opportunities, based on their extensive credit research expertise and analysis of the relevant credit markets, in a variety of credit instruments with varying yield and risk profiles. Many investment vehicles available for retail investors do not include certain asset classes that the Fund will invest in such as private asset-backed investments and directly originated loans, and therefore the Fund offers a differentiated investment opportunity to the retail investor base.

29

Active Monitoring and Investing, with Bottom-Up and Top-Down Credit Analysis by Deep and Experienced Team.   The Advisers will actively construct and manage a portfolio of credit investments and, as necessary, periodically rebalance the Fund’s allocation of assets among different types of credit investments utilizing the Advisers’ strategies to seek to optimize the Fund’s allocation to achieve the Fund’s investment objective under the market conditions existing at such time.
With respect to each investment opportunity, the Advisers intend to take a bottom-up and top-down approach to their credit analysis that will focus on each individual investment as well as global macroeconomic factors and the industry in which the subject entity operates. The Advisers’ investment process will be rigorous, proactive and continuous, and will emphasize team management. Close monitoring of each investment in the portfolio provides the basis for making buy, sell and hold decisions. In managing the Fund’s portfolio, the Advisers will utilize their and the broader Ares platform’s deep and experienced teams of credit specialists to analyze investments and engage in regular and periodic monitoring of credit risk with a goal toward the early identification, and sale, of credit instruments and other investments with potential credit problems. This monitoring process may include reviewing (i) an issuer’s financial resources and operating history; (ii) a comparison of an issuer’s current operating results with the Advisers’ initial investment thesis for the investment and initial expectations for the performance of the obligation; (iii) an issuer’s sensitivity to economic conditions; (iv) the performance of an issuer’s management; (v) an issuer’s debt maturities and borrowing requirements; (vi) an issuer’s interest and asset coverage; and (vii) the relative value of an investment based on an issuer’s anticipated cash flow or where other comparable assets are trading in the market.
Portfolio Composition
The Fund’s portfolio will consist of some combination of the following types of investments:
Direct Lending.   The Fund may invest in first lien senior secured loans (including “unitranche” loans, which are loans that combine both senior and mezzanine debt, generally in a first lien position), second lien senior secured loans and mezzanine debt, which in some cases includes an equity component, of U.S. and European middle-market companies, where the Advisers believe the supply of primary capital is limited and the investment opportunities are most attractive. These investments are typically made to companies with annual EBITDA between $10 million and $250 million. As used herein, EBITDA represents net income before net interest expense, income tax expense, depreciation and amortization.
Syndicated Corporate Loans.   Syndicated Loans generally hold the most senior position in the capital structure of a Borrower, are typically secured with specific collateral and have a claim on the assets and/or stock of the Borrower that is senior to that held by unsecured creditors, subordinated debt holders and holders of equity of the Borrower. Typically, in order to borrow money pursuant to a Syndicated Loan, a Borrower will, for the term of the Syndicated Loan, pledge collateral (subject to typical exceptions), including but not limited to (i) working capital assets, such as accounts receivable and inventory; (ii) tangible fixed assets, such as real property, buildings and equipment; (iii) intangible assets, such as trademarks and patent rights; and (iv) security interests in shares of stock of subsidiaries or affiliates. In the case of Syndicated Loans made to non-public companies, the company’s shareholders or owners may provide collateral in the form of secured guarantees and/or security interests in assets that they own. In many instances, a Syndicated Loan may be secured only by stock in the Borrower or its subsidiaries. Collateral may consist of assets that may not be readily liquidated, and there is no assurance that the liquidation of such assets would satisfy fully a Borrower’s obligations under a Syndicated Loan.
A Borrower must comply with various covenants contained in a loan agreement or note purchase agreement between the Borrower and the holders of the Syndicated Loan (the “Loan Agreement”). In a typical Syndicated Loan, an administrative agent (the “Agent”) administers the terms of the Loan Agreement. In such cases, the Agent is normally responsible for the collection of principal and interest payments from the Borrower and the apportionment of these payments to the credit of all institutions that are parties to the Loan Agreement. The Fund will generally rely upon the Agent or an intermediate participant to receive and forward to the Fund its portion of the principal and interest payments on the Syndicated Loan. Additionally, the Fund normally will rely on the Agent and the other loan investors to use appropriate credit remedies against the Borrower. The Agent is typically responsible for monitoring compliance with covenants contained in the Loan Agreement based upon reports prepared by the Borrower. The Agent may monitor the value of the collateral and, if the value of the collateral declines, may accelerate the Syndicated

30

Loan, may give the Borrower an opportunity to provide additional collateral or may seek other protection for the benefit of the participants in the Syndicated Loan. The Agent is compensated by the Borrower for providing these services under a Loan Agreement, and such compensation may include special fees paid upon structuring and funding the Syndicated Loan and other fees paid on a continuing basis.
Syndicated Loans typically have rates of interest that are determined daily, monthly, quarterly or semi-annually by reference to a base lending rate, plus a premium or credit spread. As a result, as short-term interest rates increase, interest payable to the Fund from its investments in Syndicated Loans should increase, and as short-term interest rates decrease, interest payable to the Fund from its investments in Syndicated Loans should decrease. These base lending rates are primarily SOFR or another reference rate, and secondarily the prime rate offered by one or more major U.S. banks and the certificate of deposit rate or other base lending rates used by commercial lenders.
Although not initially a principal investment strategy, the Fund may purchase and retain in its portfolio Syndicated Loans where the Borrower has experienced, or may be perceived to be likely to experience, credit problems, including involvement in or recent emergence from bankruptcy court proceedings or other forms of debt restructuring. Such distressed investments may provide opportunities for enhanced income as well as capital appreciation, although they also will be subject to greater risk of loss. At times, in connection with the restructuring of a Syndicated Loan either outside of bankruptcy court or in the context of bankruptcy court proceedings, the Fund may determine or be required to accept equity securities or junior credit securities in exchange for all or a portion of a Syndicated Loan.
In the process of buying, selling and holding Syndicated Loans, the Fund may receive and/or pay certain fees. These fees are in addition to interest payments received and may include facility fees, commitment fees, amendment fees, commissions and prepayment penalty fees. On an ongoing basis, the Fund may receive a commitment fee based on the undrawn portion of the underlying line of credit portion of a Syndicated Loan. In certain circumstances, the Fund may receive a prepayment penalty fee upon the prepayment of a Syndicated Loan by a Borrower. Other fees received by the Fund may include covenant waiver fees, covenant modification fees or other amendment fees.
Corporate Bonds.   An issuer of Corporate Bonds typically pays the investor a fixed rate of interest and must repay the amount borrowed on or before maturity. The investment return of Corporate Bonds reflects interest on the security and changes in the market value of the security. The market value of a Corporate Bond generally may be expected to rise and fall inversely with interest rates. The value of intermediate- and longer-term Corporate Bonds normally fluctuates more in response to changes in interest rates than does the value of shorter-term Corporate Bonds. The market value of a Corporate Bond also may be affected by investors’ perceptions of the creditworthiness of the issuer, the issuer’s performance and perceptions of the issuer in the market place. There is a risk that the issuers of Corporate Bonds may not be able to meet their obligations on interest or principal payments at the time called for by an instrument. The Fund may utilize various types of Derivatives, including swaps, for the purpose of gaining exposure to Corporate Bonds.
Structured Credit.   The Fund may invest in asset-backed opportunities across broad sectors such as consumer and commercial specialty finance and corporate credit. The Fund will target investment opportunities that are directly originated and privately negotiated that may include (i) financings secured by pools of consumer loans, commercial loans or real estate assets; (ii) the outright purchase of pools of consumer loans, commercial loans or real estate assets; and (iii) debt and equity investments in U.S.-dollar-denominated CLOs that are primarily backed by corporate leveraged loans issued to primarily U.S. CLOs, as well as Euro-denominated CLOs that are backed primarily by corporate leveraged loans issued to primarily European CLOs. The investments in the “equity” of structured credit products (including CLOs) refers to the Residual Tranche.
The CLO equity tranches (or other similar junior tranches) and privately issued asset-backed securities in which the Fund invests may be highly leveraged, which magnifies the Fund’s risk of loss on such investments.
Stressed Investments.   The Fund may invest in preferred or common shares, or other instruments, of companies undergoing, or that have recently completed, bankruptcies, reorganizations, insolvencies, liquidations or other fundamental changes or similar proceedings or other Stressed Issuers. In any investment opportunity involving any such type, there exists the risk that the contemplated transaction either will be

31

unsuccessful, will take considerable time or will result in a distribution of cash or new securities, the value of which will be less than the purchase price to the Fund of the securities or other financial instruments in respect of which such distribution is received. Similarly, if an anticipated transaction does not in fact occur, the Fund may be required to sell its investment at a loss. The consummation of such transactions can be prevented or delayed by a variety of factors, including but not limited to (i) intervention of a regulatory agency; (ii) market conditions resulting in material changes in securities prices; (iii) compliance with any applicable bankruptcy, insolvency or securities laws; and (iv) the inability to obtain adequate financing. Because there is substantial uncertainty concerning the outcome of transactions involving financially troubled companies in which the Fund intends to invest, there is a potential risk of loss by the Fund of its entire investment in such companies.
Commercial Real Estate Loans.
Senior Mortgage Loans:   These mortgage loans are typically secured by first liens on commercial properties, including the following property types: office, multifamily, retail, industrial, hospitality and mixed-use. In some cases, first lien mortgages may be divided into an A-Note and a B-Note. The A-Note is typically a privately negotiated loan that is secured by a first mortgage on a commercial property or group of related properties that is senior to a B-Note secured by the same first mortgage property or group.
Subordinated Debt:   These loans may include structurally subordinated first mortgage loans and junior participations in first mortgage loans or participations in these types of assets. As noted above, a B-Note is typically a privately negotiated loan that is secured by a first mortgage on a commercial property or group of related properties and is subordinated to an A-Note secured by the same first mortgage property or group. The subordination of a B-Note or junior participation typically is evidenced by participations or intercreditor agreements with other holders of interests in the note. B-Notes are subject to more credit risk with respect to the underlying mortgage collateral than the corresponding A-Note.
Preferred Equity:   Real estate preferred equity investments are subordinate to first mortgage loans and are not collateralized by the property underlying the investment. As a holder of preferred equity, the Fund seeks to enhance its position with covenants that limit the activities of the entity in which the Fund has an interest and protect the Fund’s equity by obtaining an exclusive right to control the underlying property after an event of default, should such a default occur on the Fund’s investment.
Mezzanine Loans:   Like B-Notes, these loans are also subordinated, but are usually secured by a pledge of the borrower’s equity ownership in the entity that owns the property or by a second lien mortgage on the property. In a liquidation, these loans are generally junior to any mortgage liens on the underlying property, but senior to any preferred equity or common equity interests in the entity that owns the property. Investor rights are usually governed by intercreditor agreements.
Other Investment Strategies.   The Fund may also invest in distressed securities, notes, bills, debentures, bank loans, convertible and preferred securities, government and municipal obligations and other credit instruments with similar economic characteristics. In addition, from time to time, the Fund may invest in or hold common shares and other equity securities incidental to the purchase or ownership of a Syndicated Loan or Corporate Bond or in connection with a reorganization of a borrower. The Fund may engage in short sales. The Fund may also use Derivatives to gain investment exposure to credit instruments, to provide downside protection and to dampen volatility. Derivatives may allow the Fund to increase or decrease the level of risk to which the Fund is exposed more quickly and efficiently than transactions in other types of instruments. The Fund may invest in securities of other investment companies, including ETFs, to the extent that these investments are consistent with the Fund’s investment objective, strategies and policies and permissible under the 1940 Act or any applicable exemption therefrom. The Fund may invest in other investment companies to gain broad market or sector exposure, including during periods when it has large amounts of uninvested cash or when the Advisers believe share prices of other investment companies offer attractive values.

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Other Characteristics
Below Investment Grade Credit Instruments.   Most of the credit instruments in which the Fund may invest will be rated below investment grade (also known as “junk bonds”). Securities rated below investment grade are those that, at the time of investment, are rated Ba1 or lower by Moody’s, or BB+ or lower by S&P or Fitch, or if unrated are determined by the Advisers to be of comparable quality. Below investment grade securities often are regarded as having predominately speculative characteristics with respect to an issuer’s capacity to pay interest and repay principal. In addition, lower quality debt securities tend to be more sensitive to general economic conditions. Although many of the Fund’s investments may consist of securities rated below investment grade, the Fund reserves the right to invest in credit instruments of any credit quality, maturity and duration.
Foreign Instruments.   The Fund may make investments in non-U.S. entities, including issuers in emerging markets. Emerging market countries are countries that major international financial institutions, such as the World Bank, generally consider to be less economically mature than developed nations, such as the United States or most nations in Western Europe. Emerging market countries can include every nation in the world except the United States, Canada, Japan, Australia, New Zealand, most countries located in Western Europe and certain other countries. The Fund expects that its investment in non-U.S. issuers will be made primarily in U.S. dollar denominated securities, but it reserves the right to purchase securities that are foreign currency denominated. Some non-U.S. securities may be less liquid and more volatile than securities of comparable U.S. issuers.
Illiquid and Restricted Securities.   The Fund may invest in instruments that, at the time of investment, are illiquid (generally, those securities that cannot be disposed of within seven days in the ordinary course of business at approximately the value at which the Fund has valued the securities). Although the Fund may invest in such instruments without limitation, pursuant to the requirements of the 1940 Act, the Board has adopted, and the Fund follows, procedures designed to ensure that the Fund maintains sufficient liquidity to meet its periodic repurchase obligations as an interval fund. The Fund may also invest, without limit, in securities that are unregistered (but are eligible for purchase and sale by certain qualified institutional buyers) or are held by control persons of the issuer and securities that are subject to contractual restrictions on their resale.
The Fund may invest its cash balances in money market instruments, U.S. government securities, commercial paper, certificates of deposit, repurchase agreements and other high-quality debt instruments maturing in one year or less, among other instruments. In addition, and in response to adverse market, economic or political conditions, the Fund may invest in high-quality fixed income securities, money market instruments and money market funds or may hold significant positions in cash or cash equivalents for defensive purposes.
Subsidiaries.   The Fund may make investments through direct and indirect wholly-owned Subsidiaries. Such Subsidiaries will not be registered under the 1940 Act. The Board has oversight responsibility for the investment activities of the Fund, including its investment in any Subsidiary, and the Fund’s role as sole direct or indirect shareholder of any Subsidiary. The Subsidiaries will be advised or managed by the Adviser and have the same investment objective as the Fund. The Fund will “look through” any such Subsidiary for purposes of compliance with its investment policies.
Unless otherwise stated herein or in the Statement of Additional Information, the Fund’s investment objective and policies are non-fundamental policies and may be changed by the Board without prior approval of the Shareholders.
The Investment Process
The Fund’s portfolio is managed by CAM representatives Mitch Goldstein, Greg Margolies and Michael Smith, who are also employees of an affiliate of Ares, where Mitch Goldstein and Michael Smith serve as Co-Heads of the Ares Credit Group and Greg Margolies is a Partner. In managing the portfolio, they employ two principal inputs, a quantitative allocation model and the Sub-Adviser’s Allocation Committee comprised of portfolio managers and investment officers from each underlying credit discipline.

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The Ares model utilizes a scoring system intended to quantify the following with a common scale:
•
four risk factors for each asset class including:

◦
volatility:   variability of price for a given security;

◦
liquidity:   extent to which an asset or security can be purchased or sold within the context of its current quoted price;

◦
loss probability:   probability of realizing a loss from default; and

◦
control premium:   premium to value associated with having a controlling position in structuring and originating debt instruments

•
three macroeconomic risk factors including correlation to equities, interest rate risk, and geographic/regional risk

•
relative value spread basis between different asset classes, based on standard deviations in price of each asset

•
relative value of each asset class as compared to its own historical average measured by standard deviation

The Ares scoring for each asset class is then used to solve for an optimal allocation mix using a range of targeted returns. Minimum and maximum concentration and diversification limits may be applied. This output is meant as an objective measure of relative value, useful in guiding both Allocation Committee discussion and in advising Ares co-portfolio managers as to portfolio construction.
Allocation Committee meetings are held monthly and serve multiple ends. The forum is intended to facilitate a congress of expert opinions from across the credit spectrum. Members discuss macroeconomic trends, U.S. and global growth (or contraction), labor market trends, inflation trends, fiscal and monetary policy trends, asset valuations, liquidity conditions and investor sentiment. Each is addressed with respect to its potential effect on lending conditions and credit spreads across underlying asset classes. Consensus is not required, however the agenda will tend to facilitate development of broad “house views” as to macroeconomic forecasts. Specific focus is given to the subject of valuation, and whether each credit asset class is priced attractively relative to its fundamental (absolute) risk and also by comparison to other credit assets. Healthy disagreement on this topic is encouraged, and particular consideration given to the spreads at which most recent loans or bonds have been underwritten by the investment teams of each asset class. The end objective is to determine which asset classes appear cheaply valued and most attractive relative to the risks inherent to each asset class.
The process culminates as Mitch Goldstein, Greg Margolies and Michael Smith determine portfolio positioning and will decide how much of the Fund’s portfolio is invested in each credit asset class. The composition and construction of each underlying asset category is then determined by the portfolio managers specific to that asset category. To the extent possible, such portfolio managers are the same as would be employed in managing a standalone fund within that underlying asset class and the pool of investment ideas from which the underlying asset category is populated would similarly be the same. All investments are either sourced from third parties or by Ares directly, but the Fund expects the vast majority of the Fund’s investments to be directly originated by the Ares investment teams. While each underlying investment team employs its own distinct investment process tailored to that asset class, all portfolio investments undergo intensive screening, due diligence, and credit analyses focused on principal preservation and long-term value creation in market leading businesses. This ensures integrity of process down to the selection of specific companies and credits and is intended to maximize “best ideas” capture across the platform. As the allocation between various asset classes change, underlying portfolio managers are directed to monetize assets or increase their investments to raise liquidity or deploy additional investment capital.

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TYPES OF INVESTMENTS AND RELATED RISKS
Investors should carefully consider the risk factors described below, before deciding on whether to make an investment in the Fund. The risks set out below are not the only risks the Fund faces. Additional risks and uncertainties not currently known to the Fund or that the Fund currently deems to be immaterial also may materially adversely affect the Fund’s business, financial condition and/or operating results. If any of the following events occur, the Fund’s business, financial condition and results of operations could be materially adversely affected. In such case, the NAV of the Fund’s Shares could decline, and investors may lose all or part of their investment.
Risks Relating to Investment Strategies and Fund Investments
Distressed and Event-Driven Investing Risk.   The Fund may invest in securities and other obligations of companies that are involved in significant financial or business distress, including companies involved in, or that have recently completed, bankruptcy or other reorganization and liquidation proceedings (“Stressed Issuers”) (such investments, “Special Situation Investments”). Although Stressed Investments may result in significant returns for the Fund, they are speculative and involve a substantial degree of risk. The level of analytical sophistication, both financial and legal, necessary for successful investment in distressed assets is unusually high. Therefore, the Fund will be particularly dependent on the analytical abilities of the Adviser. In any reorganization or liquidation proceeding relating to a company in which the Fund invests, the Fund may lose its entire investment, may be required to accept cash or securities with a value less than the Fund’s original investment and/or may be required to accept payment over an extended period of time. Among the risks inherent in investments in a troubled company is that it may be difficult to obtain information as to the true financial condition of such company. Troubled company investments and other distressed asset-based investments require active monitoring.
The Fund may make investments in Stressed Issuers when the Adviser believes it is reasonably likely that the Stressed Issuer will make an exchange offer or will be the subject to a plan of reorganization pursuant to which the Fund will receive new securities in return for a Special Situation Investment. There can be no assurance, however, that such an exchange offer will be made or that such a plan of reorganization will be adopted. In addition, a significant period of time may pass between the time at which the Fund makes its investment in the Special Situation Investment and the time that any such exchange offer or plan of reorganization is completed, if at all. During this period, it is unlikely that the Fund would receive any interest payments on the Special Situation Investment, the Fund would be subject to significant uncertainty whether the exchange offer or plan of reorganization will be completed and the Fund may be required to bear certain extraordinary expenses to protect and recover its investment. Therefore, to the extent the Fund seeks capital appreciation through investment in Special Situation Investments, the Fund’s ability to achieve current income for its shareholders may be diminished. The Fund also will be subject to significant uncertainty as to when, in what manner and for what value the obligations evidenced by Special Situation Investments will eventually be satisfied (e.g., through a liquidation of the obligor’s assets, an exchange offer or plan of reorganization involving the Special Situation Investments or a payment of some amount in satisfaction of the obligation). Even if an exchange offer is made or plan of reorganization is adopted with respect to Special Situation Investments held by the Fund, there can be no assurance that the securities or other assets received by the Fund in connection with such exchange offer or plan of reorganization will not have a lower value or income potential than may have been anticipated when the investment was made or even no value. Moreover, any securities received by the Fund upon completion of an exchange offer or plan of reorganization may be restricted as to resale. Similarly, if the Fund participates in negotiations with respect to any exchange offer or plan of reorganization with respect to an issuer of Special Situation Investments, the Fund may be restricted from disposing of such securities. To the extent that the Fund becomes involved in such proceedings, the Fund may have a more active participation in the affairs of the issuer than that assumed generally by an investor.
To the extent that the Fund holds interests in a Stressed Issuer that are different (or more senior or junior) than those held by other funds and/or accounts managed by the Adviser or its affiliates (“Other Accounts”), the Adviser is likely to be presented with decisions involving circumstances where the interests of such Other Accounts may be in conflict with the Fund’s interests. Furthermore, it is possible that the Fund’s interest may be subordinated or otherwise adversely affected by virtue of such Other Accounts’ involvement and actions relating to their investment. In addition, when the Fund and Other Accounts hold

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investments in the same Stressed Issuer (including in the same level of the capital structure), the Fund may be prohibited by applicable law from participating in restructurings, work-outs, renegotiations or other activities related to its investment in the Stressed Issuer absent an exemption due to the fact that Other Accounts hold investments in the same Stressed Issuer. As a result, the Fund may not be permitted by law to make the same investment decisions as Other Accounts in the same or similar situations even if the Adviser believes it would be in the Fund’s best economic interests to do so. Also, the Fund may be prohibited by applicable law from investing in a Stressed Issuer (or an affiliate) that Other Accounts are also investing in or currently invest in even if the Adviser believes it would be in the best economic interests of the Fund to do so. Furthermore, entering into certain transactions that are not deemed prohibited by law when made may potentially lead to a condition that raises regulatory or legal concerns in the future. This may be the case, for example, with Stressed Issuers who are near default and more likely to enter into restructuring or work-out transactions with their existing debt holders, which may include the Fund and its affiliates. In some cases, to avoid the potential of future prohibited transactions, the Adviser may avoid recommending allocating an investment opportunity to the Fund that it would otherwise recommend, subject to the Adviser’s then-current allocation policy and any applicable exemptions.
The Fund may also invest in companies in expectation of a specific event or catalyst, which may be external (e.g., a macroeconomic event impacting relevant markets) or an event that is specific to the company (e.g., a Chapter 11 filing). Such event-driven investing requires the Fund to make judgments concerning (i) the likelihood that an event will occur; and (ii) the impact such event will have on the value of the Fund’s investment in the relevant company. If the event fails to occur or it does not have the effect foreseen, significant losses can result.
Market Price Inefficiency Risk.   The Fund seeks investment opportunities based on what the Advisers perceive as market inefficiencies. However, recognizing market inefficiencies requires a high level of market expertise and is inherently difficult because it requires the recognition of information that the majority of market participants have not identified. The Fund may not effectively recognize market inefficiencies and, even if it does, the market may not correct as the Fund predicts, either of which could result in significant losses to the Fund.
Limited Portfolio Companies Risk.   The Fund seeks to achieve its investment objective by focusing on a limited number of opportunities across the investment universe that it believes offer potentially exceptional risk-adjusted income and returns as compared to more traditional investment strategies under current and expected economic conditions. As a result, the Fund’s portfolio may be focused in a limited number of portfolio companies and industries. Beyond the asset diversification requirements associated with the Fund’s qualification as a RIC under Subchapter M of the Code and the fundamental investment limitations set forth in the Statement of Additional Information, the Fund does not have fixed guidelines for diversification, and while the Fund is not targeting any specific industries, the Fund’s investments may be focused in relatively few industries or portfolio companies. As a result, the aggregate income and returns the Fund realizes may be significantly adversely affected if a small number of investments perform poorly or if the Fund needs to write down the value of any one investment. Additionally, a downturn in any particular industry in which the Fund is invested could also significantly impact the aggregate income and returns it realizes.
Debt Instruments Risk.   The Fund may invest in loans and other types of debt instruments and securities. Such investments may be secured, partially secured or unsecured and may be rated or unrated, and whether or not rated, may have speculative characteristics. Changes in interest rates generally will cause the value of fixed rate debt investments held by the Fund to vary inversely to such changes. Debt investments with longer terms to maturity or duration are subject to greater volatility than investments in shorter-term obligations. The issuer of a debt security or instrument may not be able or willing to pay interest or to repay principal when due in accordance with the terms of the associated agreement. An obligor’s willingness to pay interest or to repay principal due in a timely manner may be affected by, among other factors, its cash flow. Commercial bank lenders may be able to contest payments to the holders of other debt obligations of the same obligor in the event of default under their commercial bank loan agreements. See also “Types of Investments and Related Risks — Credit Risk.”
The Fund may invest in loans and other similar forms of debt. Such forms of indebtedness may be different from traditional debt securities in that debt securities are typically part of a large issue of securities

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and loans and similar debt instruments may not be securities, but may represent a specific commercial loan to a borrower. Loan participations typically represent direct participation, together with other parties, in a loan to a corporate borrower, and generally are offered by banks or other financial institutions or lending syndicates. The Fund may participate in such syndications, or can buy part of a loan, becoming a part lender. When purchasing indebtedness and loan participations, the Fund assumes the credit risk associated with the borrower and may assume the credit risk associated with an interposed bank or other Financial Intermediary. Members of a syndicate in which the Fund participates may have different and sometimes superior rights to those of the Fund. Where the Fund invests as a sub-participant in syndicated debt, it may be subject to certain risks as a result of having no direct contractual relationship with the underlying borrower. As a result, the Fund will generally be dependent on the lender to enforce its rights and obligations under the loan arrangements in the event of a default by the underlying borrower and will generally not have any direct rights against the underlying borrower, any direct rights in the collateral, if any, securing such borrowing, or any right to deal directly with such borrower. The lender will, in general, retain the right to determine whether remedies provided for in the underlying loan arrangement will be exercised, or waived. In the event that the Fund enters into such an investment, there can be no assurance that its ability to realize upon a participation will not be interrupted or impaired in the event of the bankruptcy or insolvency of any of the borrower or the lender or that in such circumstances the Fund will benefit from any set-off between the lender and the borrower. Claims by third parties arising from these and other risks may be borne by the Fund.
Syndicated Loans Risk.   The Syndicated Loans in which the Fund will invest will primarily be rated below investment grade, but may also be unrated and of comparable credit quality. Although Syndicated Loans are senior and typically secured in a first lien (including “unitranche” loans, which are loans that combine both senior and subordinated debt, generally in a first lien position) or second lien position in contrast to other below investment grade fixed income instruments, which are often subordinated or unsecured, the risks associated with such Syndicated Loans are generally similar to the risks of other below investment grade fixed income instruments. Investments in below investment grade Syndicated Loans are considered speculative because of the credit risk of the Borrowers. Such Borrowers are more likely than investment grade Borrowers to default on their payments of interest and principal owed to the Fund, and such defaults could reduce the Fund’s NAV and income distributions. An economic downturn would generally lead to a higher non-payment rate, and a Syndicated Loan may lose significant market value before a default occurs. Moreover, any specific collateral used to secure a Syndicated Loan may decline in value or become illiquid, which could adversely affect the Syndicated Loan’s value. Syndicated Loans are subject to a number of risks described elsewhere in this prospectus, including liquidity risk and the risk of investing in below investment grade fixed income instruments.
Syndicated Loans are subject to the risk of non-payment of scheduled interest or principal. Such non-payment would result in a reduction of income to the Fund, a reduction in the value of the investment and a potential decrease in the NAV of the Fund. There can be no assurance that the liquidation of any collateral securing a Syndicated Loan would satisfy the Borrower’s obligation in the event of non-payment of scheduled interest or principal payments, whether when due or upon acceleration, or that the collateral could be liquidated, readily or otherwise. In the event of bankruptcy or insolvency of a Borrower, the Fund could experience delays or limitations with respect to its ability to realize the benefits of the collateral, if any, securing a Syndicated Loan. The collateral securing a Syndicated Loan, if any, may lose all or substantially all of its value in the event of the bankruptcy or insolvency of a Borrower. Some Syndicated Loans are subject to the risk that a court, pursuant to fraudulent conveyance or other similar laws, could subordinate such Syndicated Loans to presently existing or future indebtedness of the Borrower or take other action detrimental to the holders of Syndicated Loans including, in certain circumstances, invalidating such Syndicated Loans or causing interest previously paid to be refunded to the Borrower. Additionally, a Syndicated Loan may be “primed” in bankruptcy, which reduces the ability of the holders of the Syndicated Loan to recover on the collateral. Priming takes place when a debtor in bankruptcy is allowed to incur additional indebtedness by the bankruptcy court and such indebtedness has a senior or pari passu lien with the debtor’s existing secured indebtedness, such as existing Syndicated Loans or secured Corporate Bonds.
There may be less readily available information about most Syndicated Loans and the Borrowers thereunder than is the case for many other types of securities, including securities issued in transactions registered under the Securities Act of 1933, as amended (the “1933 Act”), or registered under the Securities

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Exchange Act of 1934, as amended (the “Exchange Act”), and Borrowers subject to the periodic reporting requirements of Section 13 of the Exchange Act. Syndicated Loans may be issued by companies that are not subject to SEC reporting requirements and these companies, therefore, do not file reports with the SEC that must comply with SEC form requirements and, in addition, are subject to a less stringent liability disclosure regime than companies subject to SEC reporting requirements. As a result, the Advisers will rely primarily on their own evaluation of a Borrower’s credit quality rather than on any available independent sources. Therefore, the Fund will be particularly dependent on the analytical abilities of the Advisers. In certain circumstances, Syndicated Loans may not be deemed to be securities under certain federal securities laws, other than the 1940 Act. Therefore, in the event of fraud or misrepresentation by a Borrower or an arranger, the Fund may not have the protection of the antifraud provisions of the federal securities laws as would otherwise be available for bonds or stocks. Instead, in such cases, parties generally would rely on the contractual provisions in the Syndicated Loan agreement itself and common law fraud protections under applicable state law.
The secondary trading market for Syndicated Loans may be less liquid than the secondary trading market for registered investment grade debt securities. No active trading market may exist for certain Syndicated Loans, which may make it difficult to value them. Illiquidity and adverse market conditions may mean that the Fund may not be able to sell Syndicated Loans quickly or at a fair price. To the extent that a secondary market does exist for certain Syndicated Loans, the market for them may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods.
Syndicated Loans and other variable rate debt instruments are subject to the risk of payment defaults of scheduled interest or principal. Such payment defaults would result in a reduction of income to the Fund, a reduction in the value of the investment and a potential decrease in the NAV of the Fund. Similarly, a sudden and significant increase in market interest rates may increase the risk of payment defaults and cause a decline in the value of these investments and in the Fund’s NAV. Other factors (including, but not limited to, rating downgrades, credit deterioration, a large downward movement in share prices, a disparity in supply and demand of certain securities or market conditions that reduce liquidity) can reduce the value of Syndicated Loans and other debt obligations, impairing the Fund’s NAV.
Syndicated Loans are subject to legislative risk. If legislation or state or federal regulations impose additional requirements or restrictions on the ability of financial institutions to make loans, the availability of Syndicated Loans for investment by the Fund may be adversely affected. In addition, such requirements or restrictions could reduce or eliminate sources of financing for certain Borrowers. This would increase the risk of default. If legislation or federal or state regulations require financial institutions to increase their capital requirements this may cause financial institutions to dispose of Syndicated Loans that are considered highly levered transactions. Such sales could result in prices that, in the opinions of the Advisers, do not represent fair value. If the Fund attempts to sell a Syndicated Loan at a time when a financial institution is engaging in such a sale, the price the Fund could receive for the Syndicated Loan may be adversely affected.
The Fund expects to acquire Syndicated Loans through assignments and, to a lesser extent, through participations. The purchaser of an assignment typically succeeds to all the rights and obligations of the assigning institution and becomes a lender under the credit agreement with respect to the debt obligation; however, the purchaser’s rights can be more restricted than those of the assigning institution, and the Fund may not be able to unilaterally enforce all rights and remedies under the loan and with regard to any associated collateral. In general, a participation is a contractual relationship only with the institution participating out the interest, not with the Borrower. Sellers of participations typically include banks, broker-dealers, other financial institutions and lending institutions. In purchasing participations, the Fund generally will have no right to enforce compliance by the Borrower with the terms of the loan agreement against the Borrower, and the Fund may not directly benefit from the collateral supporting the debt obligation in which it has purchased the participation. As a result, (i) the Fund will be exposed to the credit risk of both the Borrower and the institution selling the participation; and (ii) both the Borrower and the institution selling the participation will be considered issuers for purposes of the Fund’s investment restriction concerning industry concentration. See “Investment Restrictions” in the Statement of Additional Information. Further, in purchasing participations in lending syndicates, the Fund may be more limited than it otherwise would be in its ability to conduct due diligence on the Borrower. In addition, as a holder of the participations, the Fund may not have voting rights or inspection rights that the Fund would otherwise

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have if it were investing directly in the Syndicated Loan, which may result in the Fund being exposed to greater credit or fraud risk with respect to the Borrower or the Syndicated Loan.
Subordinated Loans Risk.   Although the Fund does not expect Subordinated Loans to be a significant component of its portfolio, it may invest in such instruments from time to time. Subordinated Loans generally are subject to similar risks as those associated with investments in Syndicated Loans, except that such loans are subordinated in payment and/or lower in lien priority to first lien holders. In the event of default on a Subordinated Loan, the first priority lien holder has first claim to the underlying collateral of the loan to the extent such claim is secured. Additionally, an oversecured creditor may be entitled to additional interest and other charges in bankruptcy increasing the amount of their allowed claim. Subordinated Loans are subject to the additional risk that the cash flow of the Borrower and property securing the loan or debt, if any, may be insufficient to meet scheduled payments after giving effect to the senior obligations of the Borrower. This risk is generally higher for subordinated unsecured loans or debt, which are not backed by a security interest in any specific collateral. Subordinated Loans generally have greater price volatility than Syndicated Loans and may be less liquid.
“Covenant-Lite” Loans Risk.   Some of the loans in which the Fund may invest directly or indirectly through its investments in collateralized debt obligations (“CDOs”), CLOs or other types of structured securities may be “covenant-lite” loans, which means the loans contain fewer maintenance covenants than other loans (in some cases, none) and do not include terms which allow the lender to monitor the performance of the borrower and declare a default if certain criteria are breached. An investment by the Fund in a covenant-lite loan may potentially hinder the ability to reprice credit risk associated with the issuer and reduce the ability to restructure a problematic loan and mitigate potential loss. The Fund may also experience delays in enforcing its rights on its holdings of covenant-lite loans. As a result of these risks, the Fund’s exposure to losses may be increased, which could result in an adverse impact on the Fund’s net income and net asset value.
Corporate Bond Risk.   The market value of a Corporate Bond generally may be expected to rise and fall inversely with interest rates. The market value of intermediate- and longer-term Corporate Bonds is generally more sensitive to changes in interest rates than is the market value of shorter-term Corporate Bonds. The market value of a Corporate Bond also may be affected by factors directly related to the issuer, such as investors’ perceptions of the creditworthiness of the issuer, the issuer’s financial performance, perceptions of the issuer in the market place, performance of management of the issuer, the issuer’s capital structure and use of financial leverage and demand for the issuer’s goods and services. Certain risks associated with investments in Corporate Bonds are described elsewhere in this Prospectus in further detail, including under “Credit Risk”, “Prepayment Risk” and “Inflation and Deflation Risk”. There is a risk that the issuers of Corporate Bonds may not be able to meet their obligations on interest or principal payments at the time called for by an instrument. The Fund expects to invest primarily in Corporate Bonds that are high yield issues rated below investment grade. High yield Corporate Bonds are often high risk and have speculative characteristics. High yield Corporate Bonds may be particularly susceptible to adverse issuer-specific developments. High yield Corporate Bonds are subject to the risks described below under “Below Investment Grade Rating Risk.”
Asset-Backed Securities Risk.    Asset-backed securities often involve risks that are different from or more acute than risks associated with other types of debt instruments. For instance, asset-backed securities may be particularly sensitive to changes in prevailing interest rates. In addition, the underlying assets are subject to prepayments that shorten the securities’ weighted average maturity and may lower their return. Asset-backed securities are also subject to risks associated with their structure and the nature of the assets underlying the security and the servicing of those assets. Payment of interest and repayment of principal on asset-backed securities is largely dependent upon the cash flows generated by the assets backing the securities and, in certain cases, supported by letters of credit, surety bonds or other credit enhancements. The values of asset-backed securities may be substantially dependent on the servicing of the underlying asset pools, and are therefore subject to risks associated with the negligence by, or defalcation of, their servicers. Furthermore, debtors may be entitled to the protection of a number of state and federal consumer credit laws with respect to the assets underlying these securities, which may give the debtor the right to avoid or reduce payment. In addition, due to their often complicated structures, various asset-backed securities may be difficult to value and may constitute illiquid investments. The liquidity of asset-backed securities (particularly below investment grade asset-backed securities) may change over time. During periods of

40

deteriorating economic conditions, such as recessions, or periods of rising unemployment, delinquencies and losses generally increase, sometimes dramatically, with respect to securitizations involving loans, sales contracts, receivables and other obligations underlying asset-backed securities. If many borrowers on the underlying loans default, losses could exceed the credit enhancement level and result in losses to investors in asset-backed securities.
Below Investment Grade Rating Risk.   The Fund expects that its investments in Syndicated Loans, Subordinated Loans, Corporate Bonds and other debt instruments will consist primarily of securities and loans that are rated below investment grade or unrated and of comparable credit quality. Corporate Bonds that are rated below investment grade are often referred to as “high yield”securities or “junk bonds.”Below investment grade Syndicated Loans, high yield securities and other similar instruments are rated “Ba1” or lower by Moody’s, “BB+” or lower by S&P or “BB+” or lower by Fitch or, if unrated, are judged by the Advisers to be of comparable credit quality. While generally providing greater income and opportunity for gain, below investment grade rated Corporate Bonds and Syndicated Loans and similar debt instruments may be subject to greater risks than securities or instruments that have higher credit ratings, including a higher risk of default. The credit rating of a Corporate Bond and Syndicated Loan that is rated below investment grade does not necessarily address its market value risk, and ratings may from time to time change, positively or negatively, to reflect developments regarding the issuer’s financial condition. Below investment grade Corporate Bonds and Syndicated Loans and similar instruments often are considered to be speculative with respect to the capacity of the Borrower to timely repay principal and pay interest or dividends in accordance with the terms of the obligation and may have more credit risk than higher rated securities. Lower grade securities and similar debt instruments may be particularly susceptible to economic downturns. It is likely that a prolonged or deepening economic recession could adversely affect the ability of some Borrowers issuing such Corporate Bonds, Syndicated Loans and similar debt instruments to repay principal and pay interest on the instrument, increase the incidence of default and severely disrupt the market value of the securities and similar debt instruments.
The secondary market for below investment grade Corporate Bonds and Syndicated Loans and similar instruments may be less liquid than that for higher rated instruments. Because unrated securities may not have an active trading market or may be difficult to value, the Fund might have difficulty selling them promptly at an acceptable price. To the extent that the Fund invests in unrated securities, the Fund’s ability to achieve its investment objective will be more dependent on the Advisers’ credit analysis than would be the case when the Fund invests in rated securities.
Under normal market conditions, the Fund will invest in Syndicated Loans and Corporate Bonds, and may invest in Subordinated Loans and other debt instruments, rated in the lower rating categories (“Caa1” or lower by Moody’s, “CCC+” or lower by S&P or CCC+ or lower by Fitch) or unrated and of comparable quality. For these securities, the risks associated with below investment grade instruments are more pronounced. The Fund may incur additional expenses to the extent it is required to seek recovery upon a default in the payment of principal or interest on its portfolio holdings. In any reorganization or liquidation proceeding relating to an investment, the Fund may lose its entire investment or may be required to accept cash or securities with a value substantially less than its original investment.
Collateralized Loan Obligations Risk.   CLOs issue debt securities in tranches with different payment characteristics and different credit ratings. The rated tranches of CLO Debt Securities are generally assigned credit ratings by one or more nationally recognized statistical rating organizations (“NRSRO”). Residual tranches are the most junior tranches and do not receive ratings. Below investment grade tranches of CLO Debt Securities typically experience a lower recovery, greater risk of loss or deferral or non-payment of interest than more senior tranches of the CLO. The riskiest portion of the capital structure of a CLO is the subordinated (or residual) tranche, which bears the bulk of defaults from the loans in the CLO and serves to protect the other, more senior tranches from default in all but the most severe circumstances. Since it is partially protected from defaults, a senior tranche from a CLO typically has higher ratings and lower yields than the underlying securities, and can be rated investment grade. Despite the protection from the subordinated tranche, CLO tranches can experience substantial losses due to actual defaults, increased sensitivity to defaults due to collateral default and disappearance of protecting tranches, market anticipation of defaults and aversion to CLO Securities as a class. The risks of an investment in a CLO depend largely on the collateral and the tranche of the CLO in which the Fund invests.

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The CLOs in which the Fund invests may have issued and sold debt tranches that will rank senior to the tranches in which the Fund invests. By their terms, such more senior tranches may entitle the holders to receive payment of interest or principal on or before the dates on which the Fund is entitled to receive payments with respect to the tranches in which the Fund invests.
Also, in the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of a CLO, holders of more senior tranches would typically be entitled to receive payment in full before the Fund receives any distribution. After repaying such senior creditors, such CLO may not have any remaining assets to use for repaying its obligation to the Fund. In the case of tranches ranking equally with the tranches in which the Fund invests, the Fund would have to share on an equal basis any distributions with other creditors holding such securities in the event of an insolvency, liquidation, dissolution, reorganization or bankruptcy of the relevant CLO. Therefore, the Fund may not receive back the full amount of its investment in a CLO.
The transaction documents relating to the issuance of CLO Debt Securities may impose eligibility criteria on the assets of the CLO, restrict the ability of the CLO’s investment manager to trade investments and impose certain portfolio-wide asset quality requirements. These criteria, restrictions and requirements may limit the ability of the CLO’s investment manager to maximize returns on the CLO Debt Securities. In addition, other parties involved in CLOs, such as third-party credit enhancers and investors in the rated tranches, may impose requirements that have an adverse effect on the returns of the various tranches of CLO Debt Securities. Furthermore, CLO Debt Securities issuance transaction documents generally contain provisions that, in the event that certain tests are not met (generally interest coverage and over-collateralization tests at varying levels in the capital structure), proceeds that would otherwise be distributed to holders of a junior tranche must be diverted to pay down the senior tranches until such tests are satisfied. Failure (or increased likelihood of failure) of a CLO to make timely payments on a particular tranche will have an adverse effect on the liquidity and market value of such tranche.
Payments to holders of CLO Debt Securities may be subject to deferral. If cash flows generated by the underlying assets are insufficient to make all current and, if applicable, deferred payments on CLO Debt Securities, no other assets will be available for payment of the deficiency and, following realization of the underlying assets, the obligations of the issuer of the related CLO Debt Securities to pay such deficiency will be extinguished.
The market value of CLO Debt Securities may be affected by, among other things, changes in the market value of the underlying assets held by the CLO, changes in the distributions on the underlying assets, defaults and recoveries on the underlying assets, capital gains and losses on the underlying assets, prepayments on underlying assets and the availability, prices and interest rate of underlying assets. Furthermore, the leveraged nature of each subordinated class may magnify the adverse impact on such class of changes in the value of the assets, changes in the distributions on the assets, defaults and recoveries on the assets, capital gains and losses on the assets, prepayment on assets and availability, price and interest rates of assets. Finally, CLO Debt Securities are limited recourse and may not be paid in full and may be subject to up to 100% loss.
Commercial Real Estate Lending Investments Risk.   The Fund’s senior commercial real estate loans are secured by commercial property and are subject to risks of delinquency and foreclosure, and risks of loss that may be greater than similar risks associated with loans made on the security of single-family residential property. The ability of a borrower to repay a loan secured by an income-producing property typically is dependent primarily upon the successful operation of such property rather than upon the existence of independent income or assets of the borrower. If the net operating income of the property is reduced, the borrower’s ability to repay the loan may be impaired. Net operating income of an income-producing property can be adversely affected by, among other things:
•
tenant mix;

•
success of tenant businesses;

•
property management decisions;

•
property location, condition and design;

•
competition from comparable types of properties;

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•
changes in laws that increase operating expenses or limit rents that may be charged;

•
changes in national, regional or local economic conditions and/or specific industry segments, including the credit and securitization markets;

•
declines in regional or local real estate values;

•
declines in regional or local rental or occupancy rates;

•
increases in interest rates, real estate tax rates and other operating expenses;

•
costs of remediation and liabilities associated with environmental conditions;

•
the potential for uninsured or underinsured property losses;

•
changes in governmental laws and regulations, including fiscal policies, zoning ordinances and environmental legislation and the related costs of compliance; and

•
acts of God, terrorist attacks, social unrest and civil disturbances.

In the event of any default under a mortgage loan held directly by the Fund, the Fund will bear a risk of loss of principal to the extent of any deficiency between the value of the collateral and the principal and accrued interest of the mortgage loan, which could have a material adverse effect on the Fund’s cash flow from operations and limit amounts available for distribution to the Fund’s Shareholders. In the event of the bankruptcy of a mortgage loan borrower, the mortgage loan to such borrower will be deemed to be secured only to the extent of the value of the underlying collateral at the time of bankruptcy (as determined by the bankruptcy court), and the lien securing the mortgage loan will be subject to the avoidance powers of the bankruptcy trustee or debtor-in-possession to the extent the lien is unenforceable under state law. Foreclosure of a mortgage loan can be an expensive and lengthy process, which could have a substantial negative effect on the Fund’s anticipated return on the foreclosed mortgage loan.
Duration and Maturity Risk.   The Fund has no fixed policy regarding portfolio maturity or duration. Holding long duration and long maturity investments will expose the Fund to certain magnified risks. When interest rates rise, certain obligations will be paid off by the issuers of debt investments more slowly than anticipated, causing the value of these obligations to fall. Rising interest rates tend to extend the duration of securities, making them more sensitive to changes in interest rates. The value of longer-term securities generally changes more in response to changes in interest rates than shorter-term securities. As a result, in a period of rising interest rates, such as in recent years, securities may exhibit additional volatility and may lose value.
When interest rates fall, certain obligations will be paid off by the issuers of debt investments more quickly than originally anticipated, and the Fund may have to invest the proceeds in securities with lower yields. In periods of falling interest rates, the rate of prepayments tends to increase (as does price fluctuation) as issuers of debt instruments are motivated to pay off debt and refinance at new lower rates. During such periods, reinvestment of the prepayment proceeds by the Adviser will generally be at lower rates of return than the return on the assets that were prepaid. Prepayment reduces the yield to maturity and the average life of the security.
Distressed and Defaulted Debt Risk.   The Fund may invest, to a limited extent, in securities, including loans purchased in the secondary market, that are the subject of bankruptcy proceedings or otherwise in default or at risk of being in default as to the repayment of principal and/or interest at the time of acquisition by the Fund (“Distressed Debt”). Investment in Distressed Debt is speculative and involves significant risks.
The Fund may make such investments when the Advisers believe it is reasonably likely that the issuer of Distressed Debt will make an exchange offer or will be the subject of a plan of reorganization pursuant to which the Fund will receive new securities in return for Distressed Debt. There can be no assurance, however, that such an exchange offer will be made or that such a plan of reorganization will be adopted. In addition, a significant period of time may pass between the time at which the Fund makes its investment in Distressed Debt and the time that any such exchange offer or plan of reorganization is completed, if at all. During this period, it is unlikely that the Fund would receive any interest payments on the Distressed Debt, the Fund would be subject to significant uncertainty whether the exchange offer or plan of reorganization will be

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completed and the Fund may be required to bear certain extraordinary expenses to protect and recover its investment. Therefore, to the extent the Fund seeks capital appreciation through investment in Distressed Debt, the Fund’s ability to achieve current income for its Shareholders may be diminished. The Fund also will be subject to significant uncertainty as to when and in what manner and for what value the obligations evidenced by the Distressed Debt will eventually be satisfied (e.g., through a liquidation of the obligor’s assets, an exchange offer or plan of reorganization involving the Distressed Debt or a payment of some amount in satisfaction of the obligation). Even if an exchange offer is made or plan of reorganization is adopted with respect to Distressed Debt held by the Fund, there can be no assurance that the securities or other assets received by the Fund in connection with such exchange offer or plan of reorganization will not have a lower value or income potential than may have been anticipated when the investment was made or no value. Moreover, any securities received by the Fund upon completion of an exchange offer or plan of reorganization may be restricted as to resale. Similarly, if the Fund participates in negotiations with respect to any exchange offer or plan of reorganization with respect to an issuer of Distressed Debt, the Fund may be restricted from disposing of such securities. To the extent that the Fund becomes involved in such proceedings, the Fund may have a more active participation in the affairs of the issuer than that assumed generally by an investor.
Credit Risk.   Credit risk is the risk that one or more loans or debt securities in the Fund’s portfolio will decline in price or one or more Borrowers will fail to pay interest or principal when due because one or more Borrowers experiences a decline in its financial condition. While a senior position in the capital structure of a Borrower may provide some protection with respect to the Fund’s investments in Syndicated Loans, losses may still occur because the market value of Syndicated Loans is affected by the creditworthiness of Borrowers and by general economic and specific industry conditions. To the extent the Fund invests in below investment grade Corporate Bonds, Syndicated Loans or other investments, it will be exposed to a greater amount of credit risk than a fund that invests in investment grade securities or loans. Typically, the prices of lower grade securities or loans are more sensitive to negative developments, such as a decline in the Borrower’s revenues or a general economic downturn, than are the prices of higher grade securities or loans.
Credit Ratings Risk.   Credit ratings represent only the opinion of a rating agency with respect to the ability of a company to make principal and interest payments on its securities. In determining a credit rating, rating agencies do not evaluate the risks of fluctuations in market value. Further, there may be limits on the effectiveness of the rating agencies’ financial models. For these and other reasons, a credit rating may not fully reflect the risks inherent in the relevant security. Further, a rating agency may have a conflict of interest with respect to a security for which it assigns a particular rating. For example, if the issuer or sponsor of a security pays a rating agency for the analysis of its security, a conflict of interest exists that could affect the reliability of the rating. In addition, credit rating agencies may or may not make timely changes to a rating to reflect changes in the economy or in the conditions of the issuer that affect the market value of the security. In other words, a security or an issuer may maintain a certain credit rating even though conditions have deteriorated or improved since the rating was issued. Consequently, credit ratings should not necessarily be relied upon as an indicator of investment quality. If a rating agency changes the rating assigned to one or more of the Fund’s investments, the Fund is not required to sell the relevant securities.
Covenant Breach Risk.   A borrower may fail to satisfy financial or operating covenants imposed by the Fund or other lenders, which could lead to defaults and, potentially, termination of its loans and foreclosure on its secured assets, which could trigger cross-defaults under other agreements and jeopardize such company’s ability to meet its obligations under the debt or equity securities that the Fund holds. The Fund may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms, which may include the waiver of certain financial covenants, with a defaulting company.
Prepayment Risk.   During periods of declining interest rates, Borrowers may exercise their option to prepay principal earlier than scheduled. For Corporate Bonds, such payments often occur during periods of declining interest rates, which may require the Fund to reinvest in lower yielding securities, resulting in a possible decline in the Fund’s income and dividends to Shareholders. This is known as prepayment or “call”risk. Below investment grade Corporate Bonds frequently have call features that allow the issuer to redeem the security at dates prior to its stated maturity at a specified price (typically greater than the stated principal amount) only if certain prescribed conditions are met (“Call Protection”). An issuer may redeem Corporate Bonds if, for example, the issuer can refinance the debt at a lower cost due to declining interest rates or an improvement in the credit standing of the issuer. Fixed income securities may be purchased at prices below or above their stated principal amount. For premium Corporate Bonds (Corporate Bonds acquired at

44

prices that exceed their stated principal amount), prepayment risk may be enhanced given that the Fund would lose the potential value of the yield-to-maturity of the bonds in the event they are redeemed at the stated principal amount.
Syndicated Loans and Subordinated Loans are subject to prepayment risk and typically do not have Call Protection. The degree to which Borrowers prepay Syndicated Loans and Subordinated Loans, whether as a contractual requirement or at their election, may be affected by general business conditions, the financial condition of the Borrower and competitive conditions among Syndicated Loan and Subordinated Loan investors, among others. For these reasons, prepayments cannot be predicted with accuracy. Upon a prepayment, either in part or in full, the outstanding debt from which the Fund derives interest income will be reduced. The Fund may not be able to reinvest the proceeds received on terms as favorable as the prepaid loan.
Short Sales Risk.   A short sale is a transaction in which the Fund sells an instrument that it does not own in anticipation that the market price will decline. To deliver the securities to the buyer, the Fund arranges through a broker to borrow the securities and, in so doing, the Fund becomes obligated to replace the securities borrowed at their market price at the time of replacement. When selling short, the Fund intends to replace the securities at a lower price and therefore profit from the difference between the cost to replace the securities and the proceeds received from the sale of the securities. When the Fund makes a short sale, the proceeds it receives from the sale will be held on behalf of a broker until the Fund replaces the borrowed securities. The Fund may have to pay a premium to borrow the securities and must pay any dividends or interest payable on the securities until they are replaced. The Fund’s obligation to replace the securities borrowed in connection with a short sale will be secured by collateral deposited with the broker that consists of cash and/or liquid securities. Short sales involve certain risks and special considerations. If the Fund incorrectly predicts that the price of the borrowed security will decline, the Fund will have to replace the securities with securities with a greater value than the amount received from the sale. As a result, losses from short sales differ from losses that could be incurred from a purchase of a security because losses from short sales may be unlimited, whereas losses from purchases can equal only the total amount invested.
No Control Over Portfolio Companies.   The Fund does not expect to control most of its portfolio companies, although its debt agreements with such portfolio companies may contain certain restrictive covenants. As a result, the Fund is subject to the risk that a portfolio company in which it invests may make business decisions with which it disagrees and the management of such company, as representatives of the holders of its common equity, may take risks or otherwise act in ways that do not serve the Fund’s interests as a debt investor. A portfolio company may make decisions that could decrease the value of the Fund’s portfolio holdings. The Fund may not be able to dispose of its interests in its portfolio companies as readily as it would like or at an appropriate valuation, if it invests in non-traded companies. In addition, where the Fund is entitled to occupy a seat on the board of a portfolio company, such involvement may prevent the Fund from freely disposing of its debt investments and may subject the Fund to additional liability or result in re-characterization of its debt investments as equity.
Mezzanine Investments Risk.   The Fund may invest in mezzanine debt instruments, which are expected to be unsecured and made in companies with capital structures having significant indebtedness ranking ahead of the investments, all or a significant portion of which may be secured. While the investments may benefit from the same or similar financial and other covenants as those applicable to the indebtedness ranking ahead of the investments and may benefit from cross-default provisions and security over the company’s assets, some or all of such terms may not be part of particular investments and the mezzanine debt will be subordinated in recovery to senior classes of debt in the event of a default. Mezzanine investments generally are subject to various risks, including, without limitation: (i) a subsequent characterization of an investment as a “fraudulent conveyance”; (ii) the recovery as a “preference” of liens perfected or payments made on account of a debt in the 90 days before a bankruptcy filing; (iii) equitable subordination claims by other creditors; (iv) so-called “lender liability” claims by the issuer of the obligations; and (v) environmental liabilities that may arise with respect to any collateral securing the obligations.
Convertible Securities Risk.   Convertible securities are bonds, debentures, notes, preferred stocks or other securities that may be converted into or exchanged for a specified amount of common stock or other equity security of the same or a different issuer within a particular period of time at a specified price or formula. A convertible security entitles its holder to receive interest that is generally paid or accrued on

45

debt or a dividend that is paid or accrued on preferred stock until the convertible security matures or is redeemed, converted or exchanged. Convertible securities have unique investment characteristics in that they generally: (i) have higher yields than common stocks, but lower yields than comparable non-convertible securities; (ii) are less subject to fluctuation in value than the underlying common stock due to their fixed-income characteristics; and (iii) provide the potential for capital appreciation if the market price of the underlying common stock increases.
The value of a convertible security is a function of its “investment value,” or determined by its yield in comparison with the yields of other securities of comparable maturity and quality that do not have a conversion privilege, and its “conversion value,” or the security’s worth, at market value, if converted into the underlying common stock. The investment value of a convertible security is influenced by changes in interest rates, with investment value declining as interest rates increase and increasing as interest rates decline. The credit standing of the issuer and other factors also may have an effect on the convertible security’s investment value. The conversion value of a convertible security is determined by the market price of the underlying common stock. If the conversion value is low relative to the investment value, the price of the convertible security is governed principally by its investment value. To the extent the market price of the underlying common stock approaches or exceeds the conversion price, the price of the convertible security will be increasingly influenced by its conversion value. A convertible security generally will sell at a premium over its conversion value by the extent to which investors place value on the right to acquire the underlying common stock while holding a fixed-income security. Generally, the amount of the premium decreases as the convertible security approaches maturity. Although under normal market conditions longer-term convertible debt securities have greater yields than do shorter-term convertible debt securities of similar quality, they are subject to greater price fluctuations.
A convertible security may be subject to redemption at the option of the issuer at a price established in the convertible security’s governing instrument. If a convertible security held by the Fund is called for redemption, the Fund will be required to permit the issuer to redeem the security, convert it into the underlying common stock or sell it to a third party. Any of these actions could have an adverse effect on the Fund’s ability to achieve its investment objective.
Equity Securities Risk.   The value of equity securities, including common stocks, preferred stocks and convertible stocks, will fluctuate in response to factors affecting the particular company, as well as broader market and economic conditions. Moreover, in the event of a company’s bankruptcy, claims of certain creditors, including bondholders, will have priority over claims of holders of common stock and are likely to have varying types of priority over holders of preferred and convertible stock.
Equity markets may experience significant short-term volatility and may fall sharply at times. Different markets may behave differently from each other and U.S. equity markets may move in the opposite direction from one or more foreign stock markets. Adverse events in any part of the equity or fixed-income markets may have unexpected negative effects on other market segments. The prices of individual equity securities generally do not all move in the same direction at the same time and a variety of factors can affect the price of a particular company’s securities. These factors may include, but are not limited to, poor earnings reports, a loss of customers, litigation against the company, general unfavorable performance of the company’s sector or industry, or changes in government regulations affecting the company or its industry.
Risks Associated with Investments in Equity Securities Incidental to Investments in Syndicated Loans.    Investments in equity securities incidental to investments in Syndicated Loans or other debt instruments entail certain risks in addition to those associated with investments in Syndicated Loans or other debt instruments. Because equity is merely the residual value of a Borrower after all claims and other interests, it is inherently more risky than Syndicated Loans or other debt instruments of the same Borrower. The value of the equity securities may be affected more rapidly, and to a greater extent, by company- and industry-specific developments and general market conditions. These risks may increase fluctuations in the NAV of the common shares. The Fund frequently may possess material non-public information about a Borrower as a result of its ownership of a Syndicated Loan or other debt instruments of a Borrower. Because of prohibitions on trading in securities while in possession of material non-public information, the Fund might be unable to enter into a transaction in a security of the Borrower when it would otherwise be advantageous to do so.

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Dividends.   The Fund may invest in equity securities from time to time. Dividends relating to these equity securities may not be fixed, but may be declared at the discretion of a portfolio company’s board of directors. There is no guarantee that a company in which the Fund invests will declare dividends in the future or that, if declared, the dividends will remain at current levels or increase over time.
Derivatives Risk.
The Fund’s use of Derivatives involves investment risks and transaction costs to which the Fund would not be subject absent the use of these instruments and, accordingly, may result in losses greater than if they had not been used.
General Risks Associated with Derivatives.   Although the Fund does not expect Derivatives to represent a significant component of its portfolio initially, the Fund may use Derivatives including, in particular, swaps (including, total return swaps), synthetic collateralized loan obligations, reverse repurchase agreements and other similar transactions, in seeking to achieve its investment objective or for other reasons, such as cash management, financing activities or to hedge its positions. Accordingly, Derivatives may be used in limited instances as a form of leverage or to seek to enhance returns, including speculation on changes in credit spreads, interest rates or other characteristics of the market, individual securities or groups of securities. If the Fund invests in a Derivative for speculative purposes, which the Fund does not initially intend to do, the Fund will be fully exposed to the risks of loss of that Derivative, which may sometimes be greater than the Derivative’s cost. The use of Derivatives may involve substantial leverage. The use of Derivatives may subject the Fund to certain risks, including but not limited to:

•
Credit risk — the risk that the counterparty in a Derivative transaction will be unable or unwilling to honor its financial obligation to the Fund, or the risk that the reference entity in a credit default swap or similar Derivative will not be able to honor its financial obligations. Certain participants in the Derivatives market, including larger financial institutions, have recently experienced significant financial hardship and deteriorating credit conditions. If the Fund’s counterparty to a Derivative transaction experiences a loss of capital, or is perceived to lack adequate capital or access to capital, it may experience margin calls or other regulatory requirements to increase equity. Under such circumstances, the risk that a counterparty will be unable to honor its obligations may increase substantially. If a counterparty becomes bankrupt or otherwise fails to perform its obligations under a derivative contract, the Fund may experience significant delays in obtaining any recovery under the derivative contract in bankruptcy or other reorganization proceeding. The Fund may obtain only a limited recovery or may obtain no recovery in such circumstances.

•
Currency risk — the risk that changes in the exchange rate between two currencies will adversely affect the value (in U.S. dollar terms) of an investment.

•
Leverage risk — the risk associated with certain types of Derivative strategies that relatively small market movements may result in large changes in the value of an investment. Certain investments or trading strategies that involve leverage can result in losses that greatly exceed the amount originally invested.

•
Liquidity risk — the risk that certain securities may be difficult or impossible to sell at the time that the seller would like or at the price that the seller believes the security is currently worth. This risk is heightened to the extent the Fund engages in OTC Derivative transactions.

•
Correlation risk — the risk that changes in the value of a Derivative will not match the changes in the value of the portfolio holdings that are being hedged or of the particular market, security or loan to which the Fund seeks exposure.

•
Index risk — if the Derivative is linked to the performance of an index, it will be subject to the risks associated with changes in that index. If the index changes, the Fund could receive lower interest payments or experience a reduction in the value of the Derivative to below what the Fund paid. Certain indexed securities, including inverse securities (which move in an opposite direction to the index), may create leverage, to the extent that they increase or decrease in value at a rate that is a multiple of the changes in the applicable index.

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•
Valuation risk — valuations for Derivatives may not be readily available in the market. Valuations may be more difficult in times of market turmoil since many investors and market makers may be reluctant to purchase complex instruments or quote prices for them.

•
Regulatory risk — various legislative and regulatory initiatives may impact the availability, liquidity and cost of Derivatives, including potentially limiting or restricting the ability of the Fund to use certain Derivatives or certain counterparties as a part of its investment strategy, increasing the costs of using these instruments or making these instruments less effective.

Rule 18f-4 under the 1940 Act permits the Fund to enter into Derivatives Transactions (as defined below) and certain other transactions notwithstanding the restrictions on the issuance of “senior securities” under Section 18 of the 1940 Act. Section 18 of the 1940 Act, among other things, prohibits closed-end funds, including the Fund, from issuing or selling any “senior security” representing indebtedness (unless the fund maintains 300% “asset coverage”) or any senior security representing stock (unless the fund maintains 200% “asset coverage”).
Under Rule 18f-4, “Derivatives Transactions” include the following: (1) any swap, security-based swap (including a contract for differences), futures contract, forward contract, option (excluding purchased options), any combination of the foregoing, or any similar instrument, under which the Fund is or may be required to make any payment or delivery of cash or other assets during the life of the instrument or at maturity or early termination, whether as margin or settlement payment or otherwise; (2) any short sale borrowing; (3) reverse repurchase agreements and similar financing transactions (e.g., recourse and non-recourse tender option bonds, and borrowed bonds), if the Fund elects to treat these transactions as Derivatives Transactions under Rule 18f-4; and (4) when-issued or forward-settling securities (e.g., firm and standby commitments, including to-be-announced commitments, and dollar rolls) and non-standard settlement cycle securities, unless the Fund intends to physically settle the transaction and the transaction will settle within 35 days of its trade date.
The Fund is currently relying on the Limited Derivatives User Exception (as defined below) from certain requirements of Rule 18f-4. Absent the availability of the Limited Derivatives User Exception, the Fund would be required to comply with Rule 18f-4 with respect to its Derivatives Transactions. Rule 18f-4, among other things, requires a fund to adopt and implement a comprehensive written derivatives risk management program (“DRMP”) and comply with a relative or absolute limit on fund leverage risk calculated based on value-at-risk (“VaR”). The DRMP is required to be administered by a “derivatives risk manager,” who is appointed by the fund’s board, including a majority of the directors or trustees who are not “interested persons” of the fund (as defined in the 1940 Act), and periodically reviews the DRMP and reports to the board.
Rule 18f-4 provides an exception from the DRMP, VaR limit and certain other requirements if the Fund’s “derivatives exposure” is limited to 10% of its net assets (as calculated in accordance with Rule 18f-4) and the Fund adopts and implements written policies and procedures reasonably designed to manage its derivatives risks (the “Limited Derivatives User Exception”).
Options and Futures Risk.   The Fund may utilize options and futures contracts and so-called “synthetic” options or other Derivatives written by broker-dealers or other permissible Financial Intermediaries. Options transactions may be effected on securities exchanges or in the OTC market. When options are purchased OTC, the Fund’s portfolio bears the risk that the counterparty that wrote the option will be unable or unwilling to perform its obligations under the option contract. Options may also be illiquid and, in such cases, the Fund may have difficulty closing out its position. OTC options also may include options on baskets of specific securities. The Fund may purchase call and put options on specific securities, and may write and sell covered or uncovered call and put options for hedging purposes in pursuing its investment objective. A put option gives the purchaser of the option the right to sell, and obligates the writer to buy, the underlying security at a stated exercise price, typically at any time prior to the expiration of the option. A call option gives the purchaser of the option the right to buy, and obligates the writer to sell, the underlying security at a stated exercise price, typically at any time prior to the expiration of the option. A covered call option is a call option with respect to which the seller of the option owns the underlying security. The sale of a call option exposes the seller during the term of the option to possible loss of opportunity to realize appreciation in the market price of the underlying security or to possible continued

48

holding of a security that might otherwise have been sold to protect against depreciation in the market price of the security. In the sale of a put, losses may be significant and, in the sale of a call, losses can be unlimited.
The Fund may close out a position when writing options by purchasing an option on the same security with the same exercise price and expiration date as the option that it has previously written on the security. In such a case, the Fund will realize a profit or loss if the amount paid to purchase an option is less or more than the amount received from the sale of the option.
Purchasing a futures contract creates an obligation to take delivery of the specific type of financial instrument at a specific future time at a specific price for contracts that require physical delivery, or net payment for cash-settled contracts. Engaging in transactions in futures contracts involves risk of loss to the Fund. No assurance can be given that a liquid market will exist for any particular futures contract at any particular time. All terms of futures contracts are set forth in the rules of the exchange on which the futures contracts are traded. Many futures exchanges and boards of trade limit the amount of fluctuation permitted in futures contract prices during a single trading day. Once the daily limit has been reached in a particular contract, no trades may be made that day at a price beyond that limit or trading may be suspended for specified periods during the trading day. Futures contract prices could move to the limit for several consecutive trading days with little or no trading, preventing prompt liquidation of futures positions and potentially subjecting the Fund to substantial losses. Successful use of futures also is subject to the Advisers’ ability to predict correctly the direction of movements in the relevant market, and, to the extent the transaction is entered into for hedging purposes, to determine the appropriate correlation between the transaction being hedged and the price movements of the futures contract.
Swap Agreements Risk.   The Fund may enter into swap agreements, including interest rate and index swap agreements, for hedging purposes, as a form of leverage or to seek to obtain a particular desired return at a lower cost to the Fund than if the Fund had invested directly in an instrument yielding the desired return. Swap agreements are often two party contracts entered into primarily by institutional investors for periods ranging from a few days to more than one year. In a typical “swap” transaction, two parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined investments or instruments. Some swaps may be subject to central clearing and exchange trading. Whether the Fund’s use of swap agreements will be successful in furthering its investment objective will depend on the Advisers’ ability to correctly predict whether certain types of investments are likely to produce greater returns than other investments. Because they are two party contracts and because they may have terms of greater than seven days, some swap agreements may be considered by the Fund to be illiquid. Moreover, the Fund bears the risk of loss of the amount expected to be received under a swap agreement in the event of the default or bankruptcy of a bi-lateral swap agreement counterparty. The Fund may seek to reduce this risk to some extent by entering into a transaction only if the counterparty meets the Advisers’ current credit standards for OTC option counterparties. In the case of a cleared swap, the Fund bears the risk that the clearinghouse may default. Swap agreements also bear the risk that the Fund will not be able to meet its payment obligations to the counterparty. Restrictions imposed by the tax rules applicable to RICs may limit the Fund’s ability to use swap agreements. It is possible that developments in the swap market, including further government regulation, could adversely affect the Fund’s ability to enter into or terminate swap agreements or to realize amounts to be received under these agreements. Swap transactions may involve substantial leverage.
The Fund may enter into credit default swap agreements and similar agreements, and may also buy credit-linked securities. Credit default swaps are often structured with significant leverage and may be considered speculative. The credit default swap agreement or similar instrument may have as reference obligations one or more securities that are not currently held by the Fund. The protection “buyer” in a credit default contract may be obligated to pay the protection “seller” an upfront payment or a periodic stream of payments over the term of the contract provided generally that no credit event on a reference obligation has occurred. If a credit event occurs, the seller generally must pay the buyer the “par value” (full notional value) of the swap in exchange for an equal face amount of deliverable obligations of the reference entity described in the swap, or the seller may be required to deliver the related net cash amount, if the swap is cash settled. The Fund may be either the buyer or seller in the transaction. If the Fund is a buyer and no credit event occurs, the Fund recovers nothing if the swap is held through its termination date. However, if a credit event occurs, the Fund may elect to receive the full notional value of the swap in exchange for an equal face amount of deliverable obligations of the reference entity that may have little or no value. As a seller, the

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Fund generally receives an upfront payment or a fixed rate of income throughout the term of the swap, which typically is between six months and three years, provided that there is no credit event. If a credit event occurs, generally the seller must pay the buyer the full notional value of the swap in exchange for an equal face amount of deliverable obligations of the reference entity that may have little or no value.
Swaptions Risk.   The Fund, to the extent permitted under applicable law, may enter into “swaptions”, which are options on swap agreements on either an asset-based or liability-based basis. A swaption is a contract that gives a counterparty the right (but not the obligation) to enter into a new swap agreement or to shorten, extend, cancel or otherwise modify an existing swap agreement, at some designated future time on specified terms. The Fund may write (sell) and purchase put and call swaptions. Depending on the terms of the particular option agreement, the Fund generally will incur a greater degree of risk when it writes a swaption than it will incur when it purchases a swaption. When the Fund purchases a swaption, it risks losing only the amount of the premium it has paid should it decide to let the option expire unexercised. When the Fund writes a swaption, upon exercise of the option, the Fund will become obligated according to the terms of the underlying agreement.
Credit-Linked Securities Risk.   Among the income producing securities in which the Fund may invest are credit-linked securities, which generally are issued by a limited purpose trust or other vehicle that, in turn, invests in a Derivative instrument or basket of Derivative instruments, such as credit default swaps, interest rate swaps and other securities, in order to provide exposure to certain fixed income markets. For instance, the Fund may invest in credit-linked securities as a cash management tool in order to gain exposure to a certain market and/or to remain fully invested when more traditional income producing securities are not available.
Like an investment in a bond, investments in credit-linked securities generally represent the right to receive periodic income payments (in the form of dividends) and payment of principal at the end of the term of the security. However, these payments are conditioned on the issuer’s receipt of payments from, and the issuer’s potential obligations to, the counterparties to the Derivative instruments and other securities in which the issuer invests. For instance, the issuer may sell one or more credit default swaps, under which the issuer would receive a stream of payments over the term of the swap agreements provided that no event of default has occurred with respect to the referenced debt obligation upon which the swap is based. If a default occurs, the stream of payments may stop and the issuer would be obligated to pay the counterparty the par (or other agreed upon value) of the referenced debt obligation. This, in turn, would reduce the amount of income and principal that the Fund would receive as an investor in the issuer. The Fund’s investments in these instruments are indirectly subject to the risks associated with Derivatives, including, among others, credit risk and leverage risk. There may be no established trading market for these securities and they may constitute illiquid investments.
Structured Products Risk.
General.   The Fund may invest in structured products, including, without limitation, investment grade rated CLO Debt Securities and structured notes. Holders of structured products bear risks of the underlying investments, index or reference obligation and are subject to counterparty risk.
The Fund may have the right to receive payments only from the structured product, and generally does not have direct rights against the issuer or the entity that sold the assets to be securitized. While certain structured products enable the investor to acquire interests in a pool of securities without the brokerage and other expenses associated with directly holding the same assets, investors in structured products generally pay their share of the structured product’s administrative and other expenses. Although it is difficult to predict whether the prices of indices and securities underlying structured products will rise or fall, these prices (and, therefore, the prices of structured products) will be influenced by the same types of political and economic events that affect issuers of securities and capital markets generally. If the issuer of a structured product uses shorter-term financing to purchase longer term securities, the issuer may be forced to sell its securities at below market prices if it experiences difficulty in obtaining short-term financing, which may adversely affect the value of the structured products owned by the Fund.
Investments in structured products involve risks, including credit risk and market risk. Certain structured products may be thinly traded or have a limited trading market. Where the Fund’s investments in structured products are based upon the movement of one or more factors, including currency exchange

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rates, interest rates, reference bonds and share indices, depending on the factor used and the use of multipliers or deflators, changes in interest rates and movement of the factor may cause significant price fluctuations. Additionally, changes in the reference instrument or security may cause the interest rate on the structured product to be reduced to zero, and any further changes in the reference instrument may then reduce the principal amount payable on maturity. Structured products may be less liquid than other types of securities and more volatile than the reference instrument or security underlying the product.
The Fund may invest in structured products collateralized by below investment grade or distressed loans or securities. Investments in such structured products are subject to the risks associated with below investment grade securities. Such securities are characterized by high risk. It is likely that an economic recession could severely disrupt the market for such securities and may have an adverse impact on the value of such securities.
Collateralized Debt Obligations.   Cash flows in a CDO are split into two or more tranches, with differing payment characteristics, credit ratings, risks, and yield. The rated tranches of CDO debt securities are generally assigned credit ratings by one or more NRSROs. Residual tranches are the most junior and are not rated. The Fund will not invest in residual tranches and will invest only in rated tranches of CDO debt securities. CDO debt securities are limited recourse and may not be paid in full and may be subject to up to a 100% loss. The riskiest portion is the “equity” tranche, which bears the first loss from defaults from the underlying pool of bonds and serves to protect the other, more senior tranches from default (though such protection is not complete). Since it is partially protected from defaults, a senior tranche from a CDO typically has higher ratings and lower yields than its underlying securities, and may be rated investment grade. Despite the protection from the equity tranche, CDO tranches can experience substantial losses due to actual defaults, downgrades of the underlying collateral by rating agencies, forced liquidation of the collateral pool due to a failure of coverage tests, increased sensitivity to defaults due to collateral default and disappearance of protecting tranches, market anticipation of defaults as well as investor aversion to CDO securities as a class. CDOs carry additional risks including, but not limited to: (i) the possibility that distributions from collateral securities may not be adequate to make interest or other payments; (ii) the risk that the collateral may default or decline in value or be downgraded, if rated by an NRSRO; (iii) the Fund is likely to invest in tranches of CDOs that are subordinate to other tranches; (iv) the structure and complexity of the transaction and the legal documents could lead to disputes among investors regarding the characterization of proceeds; (v) the investment return achieved by the Fund could be significantly different than those predicted by financial models; (vi) the lack of a readily available secondary market for CDOs; (vii) the risk of forced “fire sale” liquidations due to technical defaults such as coverage test failures; and (viii) the CDO’s manager may perform poorly.
Risk of Leveraged Loan Market Price Decline.   Prior to the onset of the financial crisis, CLOs holding corporate loans, hedge funds and other highly leveraged investment vehicles comprised a substantial portion of the market for purchasing and holding first and second lien secured loans. As the secondary market pricing of the loans underlying these portfolios deteriorated during the fourth quarter of 2008, it is the Fund’s understanding that many investors, as a result of their generally high degrees of leverage, were forced to raise cash by selling their interests in performing loans to satisfy margin requirements or the equivalent of margin requirements imposed by their lenders. This resulted in a forced deleveraging cycle of price declines, compulsory sales and further price declines, with widespread redemption requests and other constraints resulting from the credit crisis generating further selling pressure.
Conditions in the leveraged loan market may experience similar disruption or deterioration, which may cause pricing levels to similarly decline or be volatile. As a result, the Fund may suffer unrealized depreciation and could incur realized losses in connection with the sale of the Fund’s syndicated loans, which could have a material adverse impact on the Fund’s business, financial condition and results of operations.
When-Issued Securities and Forward Commitments.   Securities may be purchased on a “forward commitment” or “when-issued” basis, meaning securities are purchased or sold with payment and delivery taking place in the future, to secure what is considered to be an advantageous price and yield at the time of entering into the transaction. However, the return on a comparable security when the transaction is consummated may vary from the return on the security at the time that the forward commitment or when-issued transaction was made. From the time of entering into the transaction until delivery and payment is made at a later date, the securities that are the subject of the transaction are subject to market fluctuations.

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In forward commitment or when-issued transactions, if the seller or buyer, as the case may be, fails to consummate the transaction, the counterparty may miss the opportunity of obtaining a price or yield considered to be advantageous. Forward commitment or when-issued transactions may occur a month or more before delivery is due. However, no payment or delivery is made until payment is received or delivery is made from the other party to the transaction.
Repurchase Agreements and Reverse Repurchase Agreements Risk.   Repurchase agreements carry certain risks not associated with direct investments in securities, including a possible decline in the market value of the underlying obligations. If their value becomes less than the repurchase price, plus any agreed-upon additional amount, the counterparty must provide additional collateral so that at all times the collateral is at least equal to the repurchase price plus any agreed-upon additional amount. The difference between the total amount to be received upon repurchase of the obligations and the price that was paid by the Fund upon acquisition is accrued as interest and included in its net investment income.
Repurchase agreements involving obligations other than U.S. Government securities (such as commercial paper and Corporate Bonds) may be subject to special risks and may not have the benefit of certain protections in the event of the counterparty’s insolvency. In the event of the bankruptcy or other default of a seller of a repurchase agreement, the Fund could experience both delays in liquidating the underlying securities and losses, including (i) possible decline in the value of the underlying security during the period in which the Fund seeks to enforce its rights thereto; (ii) possible lack of access to income on the underlying security during this period; and (iii) expenses of enforcing its rights.
Reverse repurchase agreements involve the risk that the buyer of the securities sold by the Fund might be unable to deliver them when the Fund seeks to repurchase. In the event that the buyer of securities under a reverse repurchase agreement files for bankruptcy or becomes insolvent, the buyer, trustee or receiver may receive an extension of time to determine whether to enforce the Fund’s obligation to repurchase the securities, and the Fund’s use of the proceeds of the reverse repurchase agreement may effectively be restricted pending such decision. If the Fund enters in reverse repurchase agreements and similar financing transactions in reliance on the exemption in Rule 18f-4(d), the Fund may treat such transactions as “derivatives transactions” and comply with Rule 18f-4 with respect to such transactions.
U.S. Government Debt Securities Risk.   U.S. Government debt securities historically have not involved the credit risks associated with investments in other types of debt securities, although, as a result, the yields available from U.S. Government debt securities are generally lower than the yields available from other securities. Like other debt securities, however, the values of U.S. Government securities change as interest rates fluctuate and in 2011 the credit rating of the United States was downgraded. Fluctuations in the value of portfolio securities will not affect interest income on existing portfolio securities but will be reflected in the Fund’s NAV. Because the magnitude of these fluctuations will generally be greater at times when the Fund’s average maturity is longer, under certain market conditions, the Fund may, for temporary defensive purposes, accept lower current income from short-term investments rather than investing in higher yielding long-term securities. The maximum potential liability of issuers of some U.S. Government obligations may greatly exceed their current resources, including any legal right to support from the U.S. Treasury. Additionally, from time to time, uncertainty regarding the status of negotiations in the U.S. government to increase the statutory debt ceiling could impact the creditworthiness of the United States and could impact the liquidity of the U.S. Government securities markets and ultimately the Fund.
Counterparty Risk.   The Fund’s investments may be exposed to the credit risk of the counterparties with which, or the dealers, brokers and exchanges through which, the Fund deals, whether in exchange-traded or OTC transactions. The Fund may be subject to the risk of loss of Fund assets on deposit or being settled or cleared with a broker in the event of the broker’s bankruptcy, the bankruptcy of any clearing broker through which the broker executes and clears transactions on behalf of the Fund, the bankruptcy of an exchange clearing house or the bankruptcy of any other counterparty. In the case of any such bankruptcy, it is expected that all securities and other assets deposited with such broker or dealer will be clearly identified as being assets of the Fund and the Fund should not be exposed to a credit risk with regard to such parties. However, it may not always be possible to achieve this and the Fund might recover, even in respect of property specifically traceable to the Fund, only a pro rata share of all property available for distribution to all of the counterparty’s customers and counterparties. Such an amount may be less than the amounts owed to the Fund. Such events would have an adverse effect on the Fund’s NAV.

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Liquidity Risk.   The Fund generally considers “illiquid securities” to be securities or loans that cannot be sold within seven days in the ordinary course of business at approximately the value used by the Fund in determining its NAV. The Fund may not be able to readily dispose of such securities or loans at prices that approximate those at which the Fund could sell the securities or loans if they were more widely traded and, as a result of that illiquidity, the Fund may have to sell other investments or engage in borrowing transactions if necessary to raise cash to meet its obligations. Limited liquidity can also affect the market price of securities, thereby adversely affecting the Fund’s NAV and ability to make dividend distributions.
Some Syndicated Loans are not readily marketable and may be subject to restrictions on resale. Syndicated Loans generally are not listed on any national securities exchange and no active trading market may exist for the Syndicated Loans in which the Fund may invest. When a secondary market exists, if at all, the market for some Syndicated Loans may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. The Fund has no limitation on the amount of its assets that may be invested in securities that are not readily marketable or are subject to restrictions on resale.
Valuation Risk.   Where possible, the Adviser utilizes independent pricing services to value certain portfolio instruments at their market value. If the pricing services are unable to provide a market value or if a significant event occurs such that the valuation(s) provided are deemed unreliable, the Adviser may value portfolio instrument(s) at their fair value, which is generally the amount an owner might reasonably expect to receive upon a current sale. Valuation risks associated with investing in Syndicated Loans including, but not limited to: a limited number of market participants compared to publicly traded investment grade securities, a lack of publicly available information about some borrowers, resale restrictions, settlement delays, corporate actions and adverse market conditions may make it difficult to value or sell such instruments.
A large percentage of the Fund’s portfolio investments are not publicly traded. The fair value of investments that are not publicly traded may not be readily determinable. The Adviser values these investments at fair value as determined in good faith, subject to oversight by the Board and pursuant to a consistently applied valuation process. The types of factors that may be considered in valuing the Fund’s investments include the enterprise value of the portfolio company (the entire value of the portfolio company to a market participant, including the sum of the values of debt and equity securities used to capitalize the enterprise at a point in time), the nature and realizable value of any collateral, the portfolio company’s ability to make payments and its earnings and discounted cash flows, the markets in which the portfolio company does business, a comparison of the portfolio company’s securities to similar publicly traded securities, changes in the interest rate environment and the credit markets generally that may affect the price at which similar investments would trade in their principal markets and other relevant factors. When an external event such as a purchase transaction, public offering or subsequent equity sale occurs, the Adviser considers the pricing indicated by the external event to corroborate the Adviser’s valuation. Because such valuations, and particularly valuations of private investments and private companies, are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, the Adviser’s determinations of fair value may differ materially from the values that would have been used if a ready market for these investments existed and may differ materially from the values that the Fund may ultimately realize. The Fund’s NAV per share could be adversely affected if the Adviser’s determinations regarding the fair value of these investments are higher than the values that the Fund realizes upon disposition of such investments.
Risks Associated with the Use of Leverage.
General.   The Fund currently utilizes and intends to continue to utilize leverage and may utilize leverage to the maximum extent permitted by law for investment and other general corporate purposes. The Fund currently employs leverage through senior secured revolving credit facilities and its outstanding MRP Shares. See “— State Street Credit Facility” and “— Wells Credit Facility” below and “Description of Capital Structure — Shares of Beneficial Interest — MRP Shares” for additional information. The Fund may in the future obtain leverage by issuing preferred shares and/or notes and it may also borrow funds from banks and other financial institutions. The Fund may also gain leverage synthetically through swaps and other Derivatives. The use of leverage to purchase additional securities creates an opportunity for increased Share dividends, but also creates risks for the Fund’s Shareholders, including increased variability of the Fund’s net income, distributions, NAV of its Shares in relation to market changes. Leverage is a speculative technique that exposes the Fund to greater risk and increased costs than if it were not implemented. Increases and decreases in the value of the Fund’s portfolio will be magnified if the Fund uses leverage. In

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particular, leverage may magnify interest rate risk, which is the risk that the prices of portfolio securities will fall (or rise) if market interest rates for those types of securities rise (or fall). As a result, leverage may cause greater changes in the Fund’s NAV, which will be borne entirely by the Fund’s Shareholders, and in the price at which its Shares trade in the secondary market. To the extent that the Fund makes investments in Syndicated Loans or other debt instruments structured with floors based on SOFR or another reference rate, the Fund will not realize additional income if rates increase during periods when SOFR or another reference rate remains below the applicable floor but the Fund’s cost of financing is expected to increase, resulting in the potential for a decrease in the level of income available for dividends or distributions made by the Fund. If the Fund issues preferred shares, such as the MRP Shares, and/or notes or engages in other borrowings, it will have to pay dividends on its preferred shares or interest on its notes or borrowings, which will increase expenses and may reduce the Fund’s return. These dividend payments or interest expenses (which will be borne entirely by Shareholders) may be greater than the Fund’s return on the underlying investments. The Fund’s leveraging strategy, if utilized, may not be successful.
The Fund may issue preferred shares and/or notes or other forms of indebtedness as a form of leverage. These means of obtaining leverage would be senior to the Fund’s Shares, such that holders of preferred shares and/or notes or other Fund indebtedness would have priority over the Shareholders in the distribution of the Fund’s assets, including dividends, distributions of principal and liquidating distributions. If preferred shares are issued and outstanding, holders of preferred shares would vote together with the holders of Shares on all matters, including the election of trustees. Additionally, holders of preferred shares would have the right separately to elect two trustees of the Fund, voting separately as a class, and would vote separately as a class on certain matters which may at times give holders of preferred shares disproportionate influence over the Fund’s affairs. If the preferred shares were limited in their term, redemptions of such preferred shares would require the Fund to liquidate its investments and would reduce the Fund’s use of leverage, which could negatively impact Shareholders. Because the Fund has issued Preferred Shares and has issued other forms of indebtedness, its ability to make distributions to its Shareholders is limited by the asset coverage requirements and other limitations imposed by the 1940 Act and the terms of the Fund’s indebtedness.
As a closed-end management investment company, the Fund is permitted, under specified conditions, to issue senior securities that are stock if the Fund’s asset coverage, as defined in the 1940 Act, is at least equal to 200% immediately after issuance. As defined in the 1940 Act, asset coverage of 200% means that for every $100 of net assets the Fund holds, the Fund may raise $100 from issuing senior securities. Under the 1940 Act, the preferred stock the Fund issues, including the MRP Shares, will constitute a “senior security” for purposes of the 200% asset coverage test. In addition, while any senior securities remain outstanding, the Fund will be required to make provisions to prohibit any dividend distribution to the Fund’s shareholders or the repurchase of such securities or shares unless the Fund meets the applicable asset coverage ratios at the time of the distribution or repurchase after giving effect to the distribution or repurchase. The Fund is also permitted to borrow amounts up to 5% of the value of the Fund’s total assets for temporary purposes without regard to asset coverage, which borrowings would not be considered senior securities, provided that any such borrowings in excess of 5% of the value of the Fund’s total assets would be subject to the asset coverage ratio requirements of the 1940 Act, even if for temporary purposes.
Under the 1940 Act, the Fund is permitted to incur greater effective leverage through the use of preferred stock than through the use of debt. As a result of the Fund’s issuance of the MRP Shares, the risk of the Fund incurring additional losses from its use of leverage is further heightened. The Fund may also choose to add leverage through the issuance of additional Preferred Shares.
The Fund will pay (and Shareholders will bear) all costs and expenses relating to the issuance and ongoing maintenance of any preferred shares and/or notes or other forms of indebtedness issued by the Fund, including higher advisory fees. As a result, the Fund cannot assure you that the issuance of preferred shares and/or notes or other forms of indebtedness will provide a higher yield or return to the holders of the Fund’s Shares. If the Fund offers and/or issues preferred shares and/or notes or other forms of indebtedness, the costs of the offering will be borne immediately by the Fund’s Shareholders and result in a reduction of the NAV of the Fund’s Shares.
The Fund anticipates that any money borrowed from a bank or other financial institution for investment purposes will accrue interest based on shorter-term interest rates that would be periodically reset. So long as

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the Fund’s portfolio provides a higher rate of return, net of expenses, than the interest rate on borrowed money, as reset periodically, the leverage may cause Shareholders to receive a higher current rate of return than if the Fund were not leveraged. If, however, long-term and/or short-term rates rise, the interest rate on borrowed money could exceed the rate of return on securities held by the Fund, reducing returns to Shareholders. Developments in the credit markets may adversely affect the ability of the Fund to borrow for investment purposes and may increase the costs of such borrowings, which would reduce returns to Shareholders.
There is no assurance that a leveraging strategy will be successful. Leverage involves risks and special considerations for Shareholders, including:
•
the likelihood of greater volatility of NAV and dividend rate of Shares than a comparable portfolio without leverage;

•
the risk that fluctuations in interest rates on borrowings or in dividend payments on, principal proceeds distributed to, or redemption of any preferred shares and/or notes or other forms of indebtedness that the Fund has issued will reduce the return to the Shareholders;

•
the effect of leverage in a declining market, which is likely to cause a greater decline in the NAV of the Fund’s Shares than if the Fund were not leveraged;

•
when the Fund uses financial leverage, the investment advisory fees payable to the Advisers will be higher than if the Fund did not use leverage, and may provide a financial incentive to the Advisers to increase the Fund’s use of leverage and create an inherent conflict of interest; and

•
leverage may increase expenses (which will be borne entirely by Shareholders), which may reduce total return.

If the Fund issues preferred shares and/or notes or other forms of indebtedness, the Fund may be subject to certain restrictions on investments imposed by the guidelines of one or more rating agencies, which may issue ratings for the preferred shares and/or notes or short-term debt securities issued by the Fund, or may be subject to covenants or other restrictions imposed by its lenders. These guidelines may impose asset coverage or portfolio composition requirements that are more stringent than those imposed by the 1940 Act. Certain types of borrowings by the Fund may result in the Fund being subject to covenants relating to asset coverage and portfolio composition requirements. These covenants and restrictions may negatively affect the Fund’s ability to achieve its investment objective. The Fund is subject to certain requirements described above in connection with its issuance of the MRP Shares.
Effects of Leverage.   The table below assumes that the Fund’s continued use of Preferred Shares represents approximately 12.1% of the Fund’s Managed Assets, borrowings represent approximately 14.4% of the Fund’s Managed Assets as of December 31, 2023 and the Fund bears expenses relating to such Preferred Shares and borrowings at annual effective stated interest rates of 4.1% and 6.46%, respectively (based on dividend rates for such Preferred Shares and interest rates for such borrowings as of a recent date). The table below also assumes that the annual return that the Fund’s portfolio must experience (net of expenses not related to Preferred Shares or borrowings) in order to cover the costs of such leverage would be approximately 1.42%. These figures are estimates based on current market conditions, used for illustration purposes only. Actual expenses associated with Preferred Shares and borrowings used by the Fund may vary frequently and may be significantly higher or lower than the rate used for the example above.
The following table is designed to illustrate the effects of the Fund’s leverage due to senior securities on corresponding Share total return, assuming investment portfolio total returns (consisting of income and changes in the value of investments held in the Fund’s portfolio) of -10%, -5%, 0%, 5% and 10%. These assumed investment portfolio returns are hypothetical figures and are not necessarily indicative of the investment portfolio returns expected to be experienced by the Fund. Your actual returns may be greater or less than those appearing below.
Assumed Return on Portfolio
(Net of Expenses not related to Preferred Shares or borrowings)	(10.00)%	(5.00)%	0.00%	5.00%	10.00%
Corresponding Share Total Return	(16.70)%	(9.39)%	(2.08)%	5.23%	12.54%

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Corresponding Share total return is composed of two elements — the Share dividends paid by the Fund (the amount of which is largely determined by the net investment income of the Fund after paying dividends on Preferred Shares and interest expenses on the Fund’s borrowings) and gains or losses on the value of the securities the Fund owns.
State Street Credit Facility.   The Fund is a party to a senior secured revolving credit facility (as amended, the “State Street Credit Facility”), that allows the Fund to borrow up to $400 million at any one time outstanding. The State Street Credit Facility’s stated maturity date is August 25, 2024. Under the State Street Credit Facility, the Fund is required to comply with various covenants, reporting requirements and other customary requirements for similar revolving credit facilities (which are subject to certain limitations and exceptions), including, without limitation, covenants related to: (a) limitations on the incurrence of additional indebtedness, including additional mandatory redeemable preferred shares, and liens, (b) limitations on certain restricted payments and (c) maintaining a ratio of total assets (less total liabilities other than senior securities representing indebtedness) to senior securities representing indebtedness plus the involuntary liquidation preference of the mandatory redeemable preferred shares of the Fund and its consolidated subsidiaries (subject to certain exceptions) of not less than 2:1.
As of December 31, 2023, there was $246.94 million outstanding under the State Street Credit Facility. The interest rate charged on the State Street Credit Facility is based on an applicable SOFR rate plus a credit spread adjustment of 0.10% and an applicable spread of 1.00% (as defined in the agreements governing the State Street Credit Facility). The Fund is required to pay a commitment fee of 0.25% per annum on any unused portion of the State Street Credit Facility.
Wells Credit Facility.   The Fund and one of the Fund’s consolidated subsidiaries, CADEX Credit Financing, LLC (the “Financing Sub”), are party to a revolving funding facility (as amended, the “Wells Credit Facility”), that allows the Financing Sub to borrow up to $850 million at any one time outstanding. The Wells Credit Facility is secured by all of the assets held by, and the membership interest in, the Financing Sub. The end of the reinvestment period and the stated maturity date for the Wells Credit Facility are November 16, 2024 and November 16, 2026, respectively.The Financing Sub is subject to limitations with respect to the loans securing the Wells Credit Facility, including restrictions on loan size, borrower domicile, payment frequency and status, collateral interests, and loans with fixed rates, as well as restrictions on portfolio company leverage, which may also affect the borrowing base and therefore amounts available to borrow. The Fund and the Financing Sub are also required to comply with various covenants, reporting requirements and other customary requirements for similar facilities (which are subject to certain limitations and exceptions).
As of December 31, 2023, there was $426.12 million outstanding under the Wells Credit Facility. The interest rate charged on the Wells Credit Facility is based on an applicable SOFR rate plus a credit spread adjustment of 0.10% and an applicable spread of 2.00% (as defined in the agreements governing the Wells Credit Facility). The Financing Sub is also required to pay a commitment fee of between 0.50% and 1.25% per annum depending on the size of the unused portion of the Wells Credit Facility.
The Fund may in the future form additional financing subsidiaries and incur additional leverage, directly or indirectly through any such financing subsidiaries, under a secured credit facility having similar or substantially different terms to those of the State Street Credit Facility or the Wells Credit Facility.
Warrants Risk.   Warrants give holders the right, but not the obligation, to buy common stock of an issuer at a given price, usually higher than the market price at the time of issuance, during a specified period. The risk of investing in a warrant is that the warrant may expire prior to the market value of the common stock exceeding the price fixed by the warrant. Warrants have a subordinate claim on a borrower’s assets compared with Syndicated Loans. As a result, the values of warrants generally are dependent on the financial condition of the borrower and less dependent on fluctuations in interest rates than are the values of many debt securities. The values of warrants may be more volatile than those of Syndicated Loans or Corporate Bonds and this may increase the volatility of the NAV of the common shares.
Contingent Liabilities.   From time to time the Fund may incur contingent liabilities in connection with an investment. For example, the Fund may purchase a revolving credit facility from a lender that has not yet been fully drawn. If the borrower subsequently draws down on the facility, the Fund would be obligated to fund the amounts due. The Fund may also enter into agreements pursuant to which it agrees to assume

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responsibility for default risk presented by a third party, and may, on the other hand, enter into agreements through which third parties offer default protection to the Fund.
Cost of Capital and Net Investment Income Risk.   If the Fund uses debt to finance investments, its net investment income may depend, in part, upon the difference between the rate at which it borrows funds and the rate at which it invests those funds. As a result, the Fund can offer no assurance that a significant change in market interest rates will not have a material adverse effect on the Fund’s net investment income. In periods of rising interest rates when it has debt outstanding, the Fund’s cost of funds will increase, which could reduce the Fund’s net investment income. The Fund may use interest rate risk management techniques in an effort to limit its exposure to interest rate fluctuations. These techniques may include various interest rate hedging activities to the extent permitted by the 1940 Act. These activities may limit its ability to participate in the benefits of lower interest rates with respect to the hedged portfolio. Adverse developments resulting from changes in interest rates or hedging transactions could have a material adverse effect on the Fund’s business, financial condition and results of operations.
A rise in the general level of interest rates can be expected to lead to higher interest rates applicable to the Fund’s debt investments, particularly to the extent that it holds floating rate debt securities. Accordingly, an increase in interest rates would make it easier for the Fund to meet or exceed the Incentive Fee hurdle rate and may result in a substantial increase to the amount of Incentive Fees payable to the Advisers with respect to pre-incentive fee net investment income. See “Management and Incentive Fees.”
Distressed Investments, Litigation, Bankruptcy and Other Proceedings Risk.   Investments in distressed securities involve a material risk of involving the Fund in a related litigation. Such litigation can be time consuming and expensive, and can frequently lead to unpredicted delays or losses. Litigation expenses, including payments pursuant to settlements or judgments, generally will be borne by the Fund.
There are a number of significant risks when investing in companies involved in bankruptcy or other reorganization proceedings, and many events in a bankruptcy are the product of contested matters and adversary proceedings which are beyond the control of the creditors. A bankruptcy filing may have adverse and permanent effects on a company. Further, if the proceeding is converted to a liquidation, the liquidation value of the company may not equal the liquidation value that was believed to exist at the time of the investment. In addition, the duration of a bankruptcy or other reorganization proceeding is difficult to predict. A creditor’s return on investment can be impacted adversely by delays while a plan of reorganization is being negotiated, approved by the creditors and, if applicable, confirmed by the bankruptcy court, and until it ultimately becomes effective. In bankruptcy, certain claims, such as claims for taxes, wages and certain trade claims, may have priority by law over the claims of certain creditors and administrative costs in connection with a bankruptcy proceeding are frequently high and will be paid out of the debtor’s estate prior to any return to creditors.
Certain fixed-income securities invested in by the Fund could be subject to U.S. federal, state or non-U.S. bankruptcy laws or fraudulent transfer or conveyance laws, if such securities were issued with the intent of hindering, delaying or defrauding creditors or, in certain circumstances, if the issuer receives less than reasonably equivalent value or fair consideration in return for issuing such securities. If a court were to find that the issuance of the securities was a fraudulent transfer or conveyance, the court could void the payment obligations under the securities, further subordinate the securities to other existing and future indebtedness of the issuer or require the Fund to repay any amounts received by it with respect to the securities. In the event of a finding that a fraudulent transfer or conveyance occurred, the Fund may not receive any payment on the securities. If the Fund or the Advisers is found to have interfered with the affairs of a company in which the Fund holds a debt investment, to the detriment of other creditors or common shareholders of such company, the Fund may be held liable for damages to injured parties or a bankruptcy court. While the Fund will attempt to avoid taking the types of action that would lead to such liability, there can be no assurance that such claims will not be asserted or that the Fund will be able to successfully defend against them. Moreover, such debt may be disallowed or subordinated to the claims of other creditors or treated as equity.
Insofar as the Fund’s portfolio includes obligations of non-United States obligors, the laws of certain foreign jurisdictions may provide for avoidance remedies under factual circumstances similar to those described above or under different circumstances, with consequences that may or may not be analogous to

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those described above under U.S. federal or state laws. Changes in bankruptcy laws (including U.S. federal and state laws and applicable non-United States laws) may adversely impact the Fund’s securities.
Lender Liability Risk.   A number of U.S. judicial decisions have upheld judgments of borrowers against lending institutions on the basis of various evolving legal theories, collectively termed “lender liability”. Generally, lender liability is founded on the premise that a lender has violated a duty (whether implied or contractual) of good faith, commercial reasonableness and fair dealing, or a similar duty owed to the Borrower or has assumed an excessive degree of control over the Borrower resulting in the creation of a fiduciary duty owed to the Borrower or its other creditors or shareholders. Because of the nature of its investments, the Fund may be subject to allegations of lender liability.
In addition, under common law principles that in some cases form the basis for lender liability claims, if a lender or bondholder (i) intentionally takes an action that results in the undercapitalization of a Borrower to the detriment of other creditors of such Borrower; (ii) engages in inequitable conduct to the detriment of the other creditors; (iii) engages in fraud with respect to, or makes misrepresentations to, the other creditors; or (iv) uses its influence as a shareholder to dominate or control a Borrower to the detriment of other creditors of the Borrower, a court may elect to subordinate the claim of the offending lender or bondholder to the claims of the disadvantaged creditor or creditors, a remedy called “equitable subordination”.
Because affiliates of, or persons related to, the Advisers may hold equity or other interests in obligors of the Fund, the Fund could be exposed to claims for equitable subordination or lender liability or both based on such equity or other holdings.
Sourcing of Suitable Assets Risk.   No assurance can be given the Advisers will be able to find enough appropriate investments that meet the Fund’s investment criteria.
Reinvestment Risk.   The Fund may reinvest the cash flows received from a security. There is a risk that the interest rate at which interim cash flows can be reinvested will fall. Reinvestment risk is greater for longer holding periods and for securities with large, early cash flows such as high-coupon bonds. Reinvestment risk also applies generally to the reinvestment of the proceeds the Fund receives upon the maturity or sale of an investment in a portfolio company.
Small-Cap and Mid-Cap Risk.   The Fund may invest from time to time in smaller and midsize companies and the securities of such portfolio companies tend to be more volatile and less liquid than those of larger companies. The markets for these securities are also less liquid than those for larger companies. This can adversely affect the prices at which the Fund can purchase and sell these securities, and thus the value of the Shares.
Privately Held Middle-Market Company Risk.   The Fund’s direct lending investments primarily represent investments in privately held U.S. middle market companies. Investments in privately held middle-market companies involve a number of significant risks, including the following:
•
these companies may have limited financial resources and may be unable to meet their obligations, which may be accompanied by a deterioration in the value of any collateral and a reduction in the likelihood of the Fund realizing any guarantees it may have obtained in connection with its investment;

•
they typically have shorter operating histories, narrower product lines and smaller market shares than larger businesses, which tend to render them more vulnerable to competitors’ actions and market conditions, as well as general economic downturns;

•
they typically depend on the management talents and efforts of a small group of persons; therefore, the death, disability, resignation or termination of one or more of these persons could have a material adverse effect on the Fund’s portfolio company and, in turn, on us;

•
there is generally little public information about these companies. These companies and their financial information are not subject to the Exchange Act and other regulations that govern public companies, and the Fund may be unable to uncover all material information about these companies, which may prevent the Fund from making a fully informed investment decision and cause us to lose money on the Fund’s investments;

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•
they generally have less predictable operating results and may require substantial additional capital to support their operations, finance expansion or maintain their competitive position;

•
the Fund’s executive officers, trustees and the Advisers may, in the ordinary course of business, be named as defendants in litigation arising from the Fund’s investments in the Fund’s portfolio companies;

•
changes in laws and regulations, as well as their interpretations, may adversely affect their business, financial structure or prospects; and

•
they may have difficulty accessing the capital markets to meet future capital needs.

Fraud Risk.   A major concern when investing in loans and other debt securities is the possibility of a material misrepresentation or omission on the part of the borrower. Such inaccuracy or incompleteness may adversely affect the valuation of the collateral underlying the loans or may adversely affect the ability of the Fund to perfect or effectuate a lien on the collateral securing the loan. The Fund relies upon the accuracy and completeness of representations made by borrowers to the extent reasonable when it makes its investments, but cannot guarantee such accuracy or completeness. Under certain circumstances, payments to the Fund may be reclaimed if any such payment or distribution is later determined to have been a fraudulent conveyance or a preferential payment.
Risks Relating to the Fund’s Investment Program
Market and Economic Risks.   The Fund and its portfolio companies may be materially affected by market, economic and political conditions globally and in the jurisdictions and sectors in which they invest or operate, including factors affecting interest rates, the availability of credit, currency exchange rates and trade barriers. These factors are outside the Fund’s control and could adversely affect the liquidity and value of its investments, and may reduce the ability of the Fund to make attractive new investments.
Trends and historical events do not imply, forecast or predict future events and past performance is not necessarily indicative of future results. There can be no assurance that the assumptions made or the beliefs and expectations currently held by the Advisers or their affiliates will prove correct, and actual events and circumstances may vary significantly.
The Fund may be subject to risk arising from a default by one of several large institutions that are dependent on one another to meet their liquidity or operational needs, so that a default by one institution may cause a series of defaults by the other institutions. This is sometimes referred to as “systemic risk” and may adversely affect Financial Intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges, with which the Fund interacts on a daily basis.
Instability in the credit markets has made it more difficult at certain times for a number of issuers of debt instruments to obtain financing or refinancing for their investment or lending activities or operations. In particular, because of volatile conditions in the credit markets, issuers of debt instruments may be subject to increased cost for debt, tightening underwriting standards and reduced liquidity for loans they make, securities they purchase and securities they issue. Certain Borrowers may, due to macroeconomic conditions, be unable to repay their Syndicated Loans or other debt obligations because of these conditions. A Borrower’s failure to satisfy financial or operating covenants imposed by lenders could lead to defaults and, potentially, termination of the Syndicated Loans and foreclosure on the underlying secured assets, which could trigger cross-defaults under other agreements and jeopardize a Borrower’s ability to meet its obligations under its debt instruments. The Fund may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms with a defaulting Borrower. The Fund may also experience a loss of principal.
These developments also (i) may make it more difficult for the Fund to accurately value its portfolio securities or to sell its portfolio securities on a timely basis; (ii) could adversely affect the ability of the Fund to use leverage for investment purposes and increase the cost of such leverage, which would reduce returns to the Shareholders; and (iii) may adversely affect the broader economy, which in turn may adversely affect the ability of issuers of securities owned by the Fund to make payments of principal and interest when due, lead to lower credit ratings of the issuer and increased defaults by the issuer. Such developments could, in turn, reduce the value of securities owned by the Fund and adversely affect the NAV of the Shares.

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The financial markets recently have encountered volatility associated with concerns about the balance sheets of banks, especially small and regional banks who may have significant losses associated with investments that make it difficult to fund demands to withdraw deposits and other liquidity needs. Although the federal government has announced measures to assist these banks and protect depositors, some banks have already been impacted and others may be materially and adversely impacted. The Fund’s business is dependent on bank relationships and the Adviser is proactively monitoring the financial health of such bank relationships. Continued strain on the banking system may adversely impact the Fund’s business, financial condition and results of operations.
Non-U.S. Securities Risk.   The Fund may invest in securities, including direct loans, Syndicated Loans and Subordinated Loans, of non-U.S. issuers or Borrowers. These investments involve certain risks not involved in domestic investments and may experience more rapid and extreme changes in value than investments in securities of U.S. companies. Markets for these investments in foreign countries often are not as developed, efficient or liquid as similar markets in the United States, and therefore, the prices of non-U.S. securities may be more volatile. Certain foreign countries may impose restrictions on the ability of issuers of non-U.S. securities to make payments of principal and interest to investors located outside the country, whether from currency blockage or otherwise. In addition, the Fund will be subject to risks associated with adverse political and economic developments in foreign countries, including seizure or nationalization of foreign deposits, different legal systems and laws relating to creditors’ rights and the potential inability to enforce legal judgments, all of which could cause the Fund to lose money on its investments in non-U.S. securities. Generally, there is less readily available and reliable information about non-U.S. issuers or Borrowers due to less rigorous disclosure or accounting standards and regulatory practices. The ability of a foreign sovereign issuer to make timely payments on its debt obligations will also be strongly influenced by the sovereign issuer’s balance of payments, including export performance, its access to international credit facilities and investments, fluctuations of interest rates and the extent of its foreign reserves. The cost of servicing external debt generally will also be adversely affected by rising international interest rates, as many external debt obligations bear interest at rates that are adjusted based upon international interest rates. Investments in so-called “emerging markets” (or lesser developed countries) are particularly speculative and entail all of the risks of investing in non-U.S. securities but to a heightened degree. Compared to developed countries, emerging market countries may have relatively unstable governments, economies based on only a few industries and securities markets that trade a small number of securities. Securities issued by companies located in emerging market countries tend to be especially volatile and may be less liquid than securities traded in developed countries. Additionally, companies in emerging market countries may not be subject to accounting, auditing, financial reporting and recordkeeping requirements that are as robust as those in more developed countries.
Economic sanctions may be, and have been, imposed against certain countries, organizations, companies, entities and/or individuals. Economic sanctions and other similar governmental actions or developments could, among other things, effectively restrict or eliminate the Fund’s ability to purchase or sell certain foreign securities or groups of foreign securities, and thus may make the Fund’s investments in such securities less liquid or more difficult to value. Such sanctions may also cause a decline in the value of securities issued by the sanctioned country or companies located in or economically tied to the sanctioned country. In addition, as a result of economic sanctions and other similar governmental actions or developments, the Fund may be forced to sell or otherwise dispose of foreign investments at inopportune times or prices.
Foreign Currency Risk.   Because the Fund may invest in securities denominated or quoted in currencies other than the U.S. dollar, changes in foreign currency exchange rates may affect the value of securities in the Fund and the unrealized appreciation or depreciation of investments. Currencies of certain countries may be volatile and therefore may affect the value of securities denominated in such currencies, which means that the Fund’s NAV could decline as a result of changes in the exchange rates between foreign currencies and the U.S. dollar. The Advisers may, but are not required to, elect for the Fund to seek to protect itself from changes in currency exchange rates through hedging transactions depending on market conditions. The Fund may incur costs in connection with the conversions between various currencies. In addition, certain countries may impose foreign currency exchange controls or other restrictions on the repatriation, transferability or convertibility of currency.
Currency Hedging Risk.   The Advisers may seek to hedge all or a portion of the Fund’s foreign currency risk. However, the Advisers cannot guarantee that it will be practical to hedge these risks in certain markets or conditions or that any efforts to do so will be successful.

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Arbitrage Risk.   The Fund may engage in capital structure arbitrage and other arbitrage strategies. Arbitrage strategies entail various risks, including the risk that external events, regulatory approvals and other factors will impact the consummation of announced corporate events and/or the prices of certain positions. In addition, hedging is an important feature of capital structure arbitrage. There is no guarantee that the Advisers will be able to hedge the Fund’s investment portfolio in the manner necessary to employ successfully the Fund’s strategy.
Market Disruption and Geopolitical Risk.   The occurrence of events similar to those in recent years, such as the aftermath of the war in Iraq, instability in Afghanistan, Pakistan, Egypt, Libya, Syria and the Middle East, international war or conflict (including the Israel-Hamas war), new and ongoing epidemics and pandemics of infectious diseases and other global health events, natural/environmental disasters, terrorist attacks in the United States and around the world, social and political discord, debt crises (such as the Greek crisis), sovereign debt downgrades, the Russian invasion of Ukraine, increasingly strained relations between the United States and a number of foreign countries, including historical adversaries, such as North Korea, Iran, China and Russia, and the international community generally, new and continued political unrest in various countries, such as Venezuela and Spain, the exit or potential exit of one or more countries from the European Union (“EU”) or the Economic and Monetary Union, and continued changes in the balance of political power among and within the branches of the U.S. government, among others, may result in market volatility, may have long term effects on the U.S. and worldwide financial markets, and may cause further economic uncertainties in the United States and worldwide.
Russia launched a large-scale invasion of Ukraine on February 24, 2022. The extent and duration of the military action, resulting sanctions and resulting future market disruptions, including declines in its stock markets and the value of the ruble against the U.S. dollar, in the region are impossible to predict, but could be significant. Any such disruptions caused by Russian military action or other actions (including cyberattacks and espionage) or resulting actual and threatened responses to such activity, including purchasing and financing restrictions, boycotts or changes in consumer or purchaser preferences, sanctions, tariffs or cyberattacks on the Russian government, Russian companies or Russian individuals, including politicians, could have a severe adverse effect on Russia and the European region, including significant negative impacts on the Russian economy, the European economy and the markets for certain securities and commodities, such as oil and natural gas, and may likely have collateral impacts on such sectors globally as well as other sectors. How long such military action and related events will last cannot be predicted.
China and the United States have each imposed tariffs on the other country’s products. These actions may cause a significant reduction in international trade, the oversupply of certain manufactured goods, substantial price reductions of goods and possible failure of individual companies and/or large segments of China’s export industry, which could have a negative impact on the Fund’s performance. U.S. companies that source material and goods from China and those that make large amounts of sales in China would be particularly vulnerable to an escalation of trade tensions. Uncertainty regarding the outcome of the trade tensions and the potential for a trade war could cause the U.S. dollar to decline against safe haven currencies, such as the Japanese yen and the Euro. Events such as these and their consequences are difficult to predict and it is unclear whether further tariffs may be imposed or other escalating actions may be taken in the future.
An outbreak of an infectious coronavirus (COVID-19) that was first detected in December 2019 developed into a global pandemic that has resulted in numerous disruptions in the market and has had significant economic impact leaving general concern and uncertainty. Although vaccines have been developed and approved for use by various governments, the duration of the pandemic and its effects cannot be predicted with certainty. The impact of this coronavirus, and other epidemics and pandemics that may arise in the future, could affect the economies of many nations, individual companies and the market in general ways that cannot necessarily be foreseen at the present time.
Cybersecurity incidents affecting particular companies or industries may adversely affect the economies of particular countries, regions or parts of the world in which the Fund invests.
The occurrence of any of these above events could have a significant adverse impact on the value and risk profile of the Fund’s portfolio. The Fund does not know how long the securities markets may be affected by similar events and cannot predict the effects of similar events in the future on the U.S. economy and securities markets. There can be no assurance that similar events and other market disruptions will not have

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other material and adverse implications. The Fund may be adversely affected by uncertainties such as terrorism, international political developments, and changes in government policies, taxation, restrictions on foreign investment and currency repatriation, currency fluctuations and other developments in the laws and regulations of the countries in which it is invested. As a result, whether or not the Fund invests in securities located in or with significant exposure to the countries directly affected, the value and liquidity of the Fund’s investments may be negatively impacted. Further, due to closures of certain markets and restrictions on trading certain securities, the value of certain securities held by the Fund could be significantly impacted.
U.S. Credit Rating and European Economic Crisis Risk.   In August 2011, S&P lowered its long-term sovereign credit rating on the United States from “AAA” to “AA+,” which was re-affirmed by S&P in March 2022. In January 2012, S&P lowered its long-term sovereign credit ratings for France, Italy, Spain and six other European countries, which negatively impacted global markets and economic conditions. S&P subsequently raised its long-term sovereign credit rating on Spain to “A” with a stable outlook. Furthermore, following the UK’s referendum to leave the EU, S&P lowered its long-term sovereign credit rating. In addition, the terms of the UK’s exit and any future referendums in other European countries may disrupt the global market. U.S. budget deficit concerns, together with signs of deteriorating sovereign debt conditions in Europe, have increased the possibility of additional credit-rating downgrades and economic slowdowns. The impact of any further downgrade to the U.S. government’s sovereign credit rating, or its perceived creditworthiness, and the impact of the current crisis in Europe with respect to the ability of certain EU countries to continue to service their sovereign debt obligations is inherently unpredictable and could adversely affect the U.S. and global financial markets and economic conditions. In addition, the economic downturn and the significant government interventions into the financial markets and fiscal stimulus spending over the last several years have contributed to significantly increased U.S. budget deficits. There can be no assurance that future fiscal or monetary measures to aid economic recovery will be effective. These developments and reactions of the credit markets to these developments could cause interest rates and borrowing costs to rise, which may negatively impact the Fund’s ability to obtain debt financing on favorable terms. In addition, any adverse economic conditions resulting from any further downgrade of the U.S. government’s sovereign credit rating or the economic crisis in Europe could have a material adverse effect on the Fund’s business, financial condition and results of operations.
Government Intervention in the Financial Markets Risk.   Instability in the financial markets has led the U.S. Government, the Federal Reserve and foreign governments and central banks around the world to take a number of unprecedented actions designed to support certain financial institutions and segments of the financial markets that have experienced extreme volatility, and in some cases a lack of liquidity. U.S. federal and state and foreign governments, their regulatory agencies or self-regulatory organizations may take additional actions that affect the regulation of the securities, debt instruments or structured products in which the Fund invests, or the issuers of such securities or structured products, in ways that are unforeseeable or not fully understood or anticipated. Governments or their agencies may also acquire distressed assets from financial institutions and acquire ownership interests in those institutions. The implications of government ownership and disposition of these assets are unclear, and such programs may have positive or negative effects on the liquidity, valuation and performance of the Fund’s portfolio holdings. Furthermore, volatile financial markets can expose the Fund to greater market and liquidity risk and potential difficulty in valuing portfolio instruments held by the Fund. The Adviser will monitor developments and seek to manage the Fund’s portfolio in a manner consistent with achieving the Fund’s investment objective, but there can be no assurance that it will be successful in doing so.
European Risk.   The Fund may invest a portion of its capital in debt securities issued by issuers domiciled in Europe, including issuers domiciled in the U.K. Concerns regarding the sovereign debt of various Eurozone countries, including the potential for investors to incur substantial write-downs, reductions in the face value of sovereign debt and/or sovereign defaults, as well as the possibility that one or more countries might leave the EU or the Eurozone create risks that could materially and adversely affect the Fund’s investments. Sovereign debt defaults and EU and/or Eurozone exits could have material adverse effects on the Fund’s investments in European companies, including, but not limited to, the availability of credit to support such companies’ financing needs, uncertainty and disruption in relation to financing, increased currency risk in relation to contracts denominated in Euros and wider economic disruption in markets served by those companies, while austerity and/or other measures introduced to limit or contain these issues may themselves lead to economic contraction and resulting adverse effects for the Fund. Legal uncertainty

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about the funding of Euro denominated obligations following any breakup or exits from the Eurozone, particularly in the case of investments in companies in affected countries, could also have material adverse effects on the Fund. In connection with investments in non-U.S. issuers, the Fund may engage in foreign currency exchange transactions but is not required to hedge its currency exposure. As such, the Fund makes investments that are denominated in British pound sterling or Euros. The Fund’s assets are valued in U.S. dollars and the depreciation of the British pound sterling and/or the Euro in relation to the U.S. dollar could adversely affect the Fund’s investments denominated in British pound sterling or Euros that are not fully hedged regardless of the performance of the underlying issuer.
Economic Recession or Downturn Risk.   Many of the Fund’s portfolio companies may be susceptible to economic slowdowns or recessions and may be unable to repay the Fund’s debt investments during these periods. Therefore, the Fund’s non-performing assets are likely to increase, and the value of its portfolio is likely to decrease, during these periods. Adverse economic conditions may also decrease the value of any collateral securing the Fund’s secured loans. A prolonged recession may further decrease the value of such collateral and result in losses of value in the Fund’s portfolio and a decrease in the Fund’s revenues, net income and NAV. Unfavorable economic conditions also could increase the Fund’s funding costs, limit the Fund’s access to the capital markets or result in a decision by lenders not to extend credit to it on terms it deems acceptable. These events could prevent the Fund from increasing investments and harm the Fund’s operating results.
Legal and Regulatory Risks.   At any time after the date of this prospectus, legislation may be enacted that could negatively affect the assets of the Fund or the issuers of such assets. Changing approaches to regulation may have a negative impact on the entities in which the Fund invests. Legislation or regulation may also change the way in which the Fund itself is regulated. There can be no assurance that future legislation, regulation or deregulation will not have a material adverse effect on the Fund or will not impair the ability of the Fund to achieve its investment objective.
Risks Associated with Commodity Futures Trading Commission Regulation.   The Sub-Adviser claims an exclusion from the definition of the term “commodity pool operator” in accordance with Commodity Futures Trading Commission (“CFTC”) Regulation 4.5 so that the Sub-Adviser is not subject to registration or regulation as a CPO under the CEA with respect to the Fund. In order to maintain the exclusion for the Sub-Adviser, the Fund must invest no more than a prescribed level of its liquidation value in certain futures, certain swap contracts and certain other Derivatives subject to the CEA’s jurisdiction, and the Fund must not market itself as providing investment exposure to such instruments. If the Fund’s investments no longer qualify the Sub-Adviser for the exclusion, the Sub-Adviser may be subject to the CFTC’s CPO registration requirements with respect to the Fund, and the disclosure and operations of the Fund would need to comply with all applicable regulations governing commodity pools registered as investment companies under the 1940 Act and commodity pool operators. Compliance with the additional registration and regulatory requirements may increase operating expenses. Other potentially adverse regulatory initiatives could also develop.
Inflation and Deflation Risk.   Inflation risk is the risk that the value of certain assets or income from the Fund’s investments will be worth less in the future as inflation decreases the value of money. As inflation increases, the real value of investments and distributions can decline. In addition, during any periods of rising inflation, the dividend rates or borrowing costs associated with the Fund’s use of leverage would likely increase, which would tend to further reduce returns to Shareholders. Deflation risk is the risk that prices throughout the economy decline over time — the opposite of inflation. Deflation may have an adverse effect on the creditworthiness of issuers and may make issuer defaults more likely, which may result in a decline in the value of the Fund’s portfolio.
Interest Rate Risk.   The market value of Corporate Bonds and other fixed-income securities changes in response to interest rate changes and other factors. In an effort to combat inflation, the U.S. Federal Reserve (the “Federal Reserve”) increased the federal funds rate in 2023. Although the Federal Reserve left its benchmark rates steady in the fourth quarter of 2023, it has indicated that additional rate increases in the future may be necessary to mitigate inflationary pressures and there can be no assurance that the Federal Reserve will not make upwards adjustments to the federal funds rate in the future. However, there are reports that the Federal Reserve may begin to cut the benchmark rates in 2024. Interest rate risk is the risk that prices of bonds and other fixed-income securities will increase as interest rates fall and decrease as rates rise.

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Accordingly, an increase in market interest rates may cause a decrease in the price of a debt security and, therefore, a decline in the net asset value of the Fund’s Shares. The magnitude of these fluctuations in the market price of bonds and other fixed-income securities is generally greater for those securities with longer maturities. Because Syndicated Loans with floating or variable rates reset their interest rates only periodically, changes in prevailing interest rates (and particularly sudden and significant changes) can be expected to cause some fluctuations in the Fund’s NAV. Similarly, an increase in market interest rates may cause a decline in the Fund’s NAV. In addition, Syndicated Loans or similar loans or securities may allow the Borrower to opt between SOFR-based interest rates and interest rates based on bank prime rates, which may have an effect on the Fund’s NAV.
If general interest rates rise, as they have in recent years, there is a risk that the portfolio companies in which the Fund holds floating rate securities will be unable to pay escalating interest amounts, which could result in a default under their loan documents. Rising interest rates could also cause portfolio companies to shift cash from other productive uses to the payment of interest, which may have a material adverse effect on their business and operations and could, over time, lead to increased defaults. In addition, rising interest rates may increase pressure on the Fund to provide fixed rate loans to the Fund’s portfolio companies, which could adversely affect the Fund’s net investment income, as increases in the cost of borrowed funds would not be accompanied by increased interest income from such fixed-rate investments.
Investment Terms and Timeframe Risk.   Delays in investing the net proceeds of this offering may impair the Fund’s performance. The Fund cannot assure investors that it will be able to identify any investments that meet the Fund’s investment objective or that any investment that the Fund makes will produce a positive return. The Fund may be unable to invest its assets on acceptable terms within the time period that it anticipates or at all, which could harm the Fund’s financial condition and results of operations.
Prior to investing in securities of portfolio companies, the Fund may invest primarily in cash, cash equivalents, U.S. government securities, repurchase agreements and high-quality debt instruments maturing in one year or less from the time of investment, which may produce returns that are significantly lower than the returns which it expects to achieve when the Fund’s portfolio is fully invested in securities meeting its investment objective. As a result, any distributions that the Fund pays while its portfolio is not fully invested in securities meeting its investment objective may be lower than the distributions that the Fund may be able to pay when its portfolio is fully invested in securities meeting its investment objective.
Restrictions on Entering into Affiliated Transactions.   The Advisers may enter into transactions and invest in securities, instruments and currencies on behalf of the Fund in which customers of its affiliates, to the extent permitted by applicable law, serve as the counterparty, principal or issuer. In such cases, such party’s interests in the transaction could be adverse to the interests of the Fund, and such party may have no incentive to assure that the Fund obtains the best possible prices or terms in connection with the transaction. In addition, the purchase, holding and sale of such investments by the Fund may enhance the profitability of the Advisers or their affiliates. One or more affiliates may also create, write or issue Derivatives for their customers, the underlying securities, currencies or instruments of which may be those in which the Fund invests or which may be based on the performance of the Fund. The Fund may, subject to applicable law, purchase investments that are the subject of an underwriting or other distribution by one or more of the Advisers affiliates and may also enter into transactions with other clients of an affiliate where such other clients have interests adverse to those of the Fund. By reason of the various activities of the Advisers and their affiliates, the Advisers and such affiliates may acquire confidential or material non-public information or otherwise be restricted from purchasing certain potential Fund investments that otherwise might have been purchased or be restricted from selling certain Fund investments that might otherwise have been sold at the time.
Lack of Funds to Make Additional Investments Risk.   The Fund may not have the funds or ability to make additional investments in its portfolio companies. After the Fund’s initial investment in a portfolio company, it may be called upon from time to time to provide additional funds to such company or have the opportunity to increase its investment through the exercise of a warrant to purchase common shares. There is no assurance that the Fund will make, or will have sufficient funds to make, follow-on investments. Any decisions not to make a follow-on investment or any inability on the Fund’s part to make such an investment may have a negative impact on a portfolio company in need of such an investment, may result in a missed opportunity for the Fund to increase its participation in a successful operation or may reduce the expected return on the investment.

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Uncertain Exit Strategies.   Due to the illiquid nature of some of the positions that the Fund is expected to acquire, as well as the risks associated with the Fund’s investment strategies, the Fund is unable to predict with confidence what the exit strategy may ultimately be for any given investment, or that one will definitely be available. Exit strategies which appear to be viable when an investment is initiated may be precluded by the time the investment is ready to be realized due to economic, legal, political or other factors.
Other Risks Relating to the Fund
Adviser Risk.   The Adviser utilizes the resources of Ares’ U.S. and European credit teams who manage direct lending, syndicated loan, corporate bond, opportunistic credit and structured credit investment strategies for the Ares Credit Group as well as the real estate debt and stressed/distressed investment teams. The Fund’s portfolio management team is comprised of members of Ares’ Credit Group. The Adviser intends to use the resources of Ares. There can be no assurance that any such investment professionals will remain employed by Ares or if employed, will remain involved with the Advisers’ performance obligations. The Adviser is a joint venture and conflicts could arise between the parties to the joint venture that could impact the Adviser’s ability to perform its duties.
Senior Management Personnel of the Advisers.   Since the Fund has no employees, it depends on the investment expertise, skill and network of business contacts of the Advisers. The Advisers evaluate, negotiate, structure, execute, monitor and service the Fund’s investments. The Fund’s future success depends to a significant extent on the continued service and coordination of the Advisers and their senior management team. The departure of any members of the Advisers’ senior management team could have a material adverse effect on the Fund’s ability to achieve its investment objective.
The Fund’s ability to achieve its investment objective depends on the Advisers’ ability to identify, analyze, invest in, finance and monitor companies that meet the Fund’s investment criteria. The Advisers’ capabilities in managing the investment process, providing competent, attentive and efficient services to the Fund, and facilitating access to financing on acceptable terms depend on the employment of investment professionals in an adequate number and of adequate sophistication to match the corresponding flow of transactions. To achieve the Fund’s investment objective, the Advisers may need to hire, train, supervise and manage new investment professionals to participate in the Fund’s investment selection and monitoring process. The Advisers may not be able to find investment professionals in a timely manner or at all. Failure to support the Fund’s investment process could have a material adverse effect on the Fund’s business, financial condition and results of operations.
In addition, the Investment Advisory Agreement has termination provisions that allow the parties to terminate the agreements without penalty. The Investment Advisory Agreement, Investment Sub-Advisory Agreement and the CAM Administration Agreement may be terminated at any time, without penalty, by the Advisers upon 60 days’ notice to the Fund. If either agreement is terminated, it may adversely affect the quality of the Fund’s investment opportunities. In addition, in the event such agreements are terminated, it may be difficult for the Fund to replace the Advisers. Furthermore, the termination of either of these agreements may adversely impact the terms of the Fund’s or its subsidiaries’ financing facilities or any financing facility into which the Fund or its subsidiaries may enter in the future, which could have a material adverse effect on the Fund’s business and financial condition.
Key Personnel Risk.   The Adviser depends on the diligence, skill and network of business contacts of certain Ares Credit Group and CION professionals. The Adviser also depends, to a significant extent, on access to other investment professionals within Ares and CION and the information and deal flow generated by these investment professionals in the course of their investment and portfolio management activities. The Fund’s success depends on the continued service of such personnel. The investment professionals associated with the Advisers are actively involved in other investment activities not concerning the Fund and will not be able to devote all of their time to the Fund’s business and affairs. The departure of any of the senior managers of the Advisers, or of a significant number of the investment professionals or partners of the Advisers’ affiliates, could have a material adverse effect on the Fund’s ability to achieve its investment objective. Individuals not currently associated with the Advisers may become associated with the Fund and the performance of the Fund may also depend on the experience and expertise of such individuals. In addition, there is no assurance that the Advisers will remain the Fund’s investment adviser or that the Advisers will continue to have access to the investment professionals and partners of its affiliates and the information and deal flow generated by the investment professionals of its affiliates.

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Ares and CION Relationships.   The Fund expects that Ares and CION will depend on their existing relationships with private equity sponsors, investment banks and commercial banks, and the Fund expects to rely to a significant extent upon these relationships for purposes of potential investment opportunities. If Ares or CION fails to maintain their existing relationships or develop new relationships with other sources or sponsors of investment opportunities, the Fund may not be able to expand its investment portfolio. In addition, individuals with whom Ares and CION have relationships are not obligated to provide the Fund with investment opportunities and, therefore, there is no assurance that such relationships will generate investment opportunities for the Fund.
The Advisers’ Incentive Fee Risk.   The Investment Advisory Agreement and Investment Sub-Advisory Agreement entitle the Advisers to receive incentive compensation on income regardless of any capital losses. In such case, the Fund may be required to pay the Advisers incentive compensation for a fiscal quarter even if there is a decline in the value of the Fund’s portfolio or if the Fund incurs a net loss for that quarter.
Any Incentive Fee payable by the Fund that relates to its net investment income may be computed and paid on income that may include income that has been accrued but not yet received. If a portfolio company defaults on a loan that is structured to provide accrued interest, it is possible that accrued interest previously included in the calculation of the Incentive Fee will become uncollectible. The Advisers are not under any obligation to reimburse the Fund for any part of the Incentive Fee they received that was based on accrued income that the Fund never received as a result of a default by an entity on the obligation that resulted in the accrual of such income, and such circumstances would result in the Fund’s paying an Incentive Fee on income it never received.
The Incentive Fee payable by the Fund to the Advisers may create an incentive for them to make investments on the Fund’s behalf that are risky or more speculative than would be the case in the absence of such compensation arrangement. The way in which the Incentive Fee payable to the Advisers is determined may encourage them to use leverage to increase the return on the Fund’s investments. In addition, the fact that the Management Fee is payable based upon the Fund’s average daily gross assets, which would include any borrowings for investment purposes, may encourage the Advisers to use leverage to make additional investments. Under certain circumstances, the use of leverage may increase the likelihood of default, which would disfavor Shareholders. Such a practice could result in the Fund’s investing in more speculative securities than would otherwise be in its best interests, which could result in higher investment losses, particularly during cyclical economic downturns.
Shares Not Listed; No Market for Shares.   The Fund has been organized as a closed-end management investment company. Closed-end funds differ from open-end management investment companies (commonly known as mutual funds) because investors in a closed-end fund do not have the right to redeem their shares on a daily basis. Unlike most closed-end funds, which typically list their shares on a securities exchange, the Fund does not currently intend to list the Shares for trading on any securities exchange, and the Fund does not expect any secondary market to develop for the Shares in the foreseeable future. Therefore, an investment in the Fund, unlike an investment in a typical closed-end fund, is not a liquid investment.
Closed-end Interval Fund; Liquidity Risks.   The Fund is a diversified, closed-end management investment company operated as an “interval fund” and designed primarily for long-term investors. The Fund is not intended to be a typical traded investment. There is no secondary market for the Fund’s Shares and the Fund expects that no secondary market will develop. An investor should not invest in the Fund if the investor needs a liquid investment. Closed-end funds differ from open-end management investment companies (commonly known as mutual funds) in that investors in a closed-end fund do not have the right to redeem their shares on a daily basis at a price based on NAV. Although the Fund, as a fundamental policy, will make quarterly offers to repurchase at least 5% and up to 25% of its outstanding Shares at NAV, the number of Shares tendered in connection with a repurchase offer may exceed the number of Shares the Fund has offered to repurchase, in which case not all of your Shares tendered in that offer will be repurchased. In connection with any given repurchase offer, it is expected the Fund will offer to repurchase only the minimum amount of 5% of its outstanding Shares. Hence, you may not be able to sell your Shares when and/or in the amount that you desire.
Competition for Investment Opportunities.   The Fund competes for investments with other closed-end funds and investment funds, as well as traditional financial services companies such as commercial banks and other sources of funding. Moreover, alternative investment vehicles, such as hedge funds, have begun to

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invest in areas in which they have not traditionally invested. As a result of these new entrants, competition for investment opportunities may intensify. Many of the Fund’s competitors are substantially larger and may have considerably greater financial, technical and marketing resources than the Fund. For example, some competitors may have a lower cost of capital and access to funding sources that are not available to the Fund. In addition, some of the Fund’s competitors may have higher risk tolerances or different risk assessments than it has. These characteristics could allow the Fund’s competitors to consider a wider variety of investments, establish more relationships and pay more competitive prices for investments than it is able to do. The Fund may lose investment opportunities if it does not match its competitors’ pricing. If the Fund is forced to match its competitors’ pricing, it may not be able to achieve acceptable returns on its investments or may bear substantial risk of capital loss. A significant increase in the number and/or the size of the Fund’s competitors could force it to accept less attractive investment terms. Furthermore, many of the Fund’s competitors have greater experience operating under, or are not subject to, the regulatory restrictions that the 1940 Act imposes on it as a closed-end fund.
“Best-Efforts” Offering Risk.   This offering is being made on a best efforts basis, whereby the Distributor is only required to use its best efforts to sell the Shares and has no firm commitment or obligation to purchase any of the Shares. To the extent that less than the maximum number of Shares is subscribed for, the opportunity for the allocation of the Fund’s investments among various issuers and industries may be decreased, and the returns achieved on those investments may be reduced as a result of allocating all of the Fund’s expenses over a smaller capital base.
Inadequate Return Risk.   No assurance can be given that the returns on the Fund’s investments will be commensurate with the risk of investment in the Shares.
Inadequate Network of Broker-Dealer Risk.   The success of the Fund’s continuous public offering, and correspondingly the Fund’s ability to implement its investment objective and strategies, depends upon the ability of the Distributor and the Adviser to establish, operate and maintain a network of Selected Broker-Dealers to sell the Shares. If the Distributor or the Adviser fails to perform, the Fund may not be able to raise adequate proceeds through the Fund’s continuous public offering to implement the Fund’s investment objective and strategies. If the Fund is unsuccessful in implementing its investment objective and strategies, an investor could lose all or a part of his or her investment in the Fund.
Repurchase Offers Risks.   As described under “Share Repurchase Program,” the Fund is an “interval fund” and, to provide some liquidity to Shareholders, makes quarterly offers to repurchase between 5% and 25% of its outstanding Shares at NAV, pursuant to Rule 23c-3 under the 1940 Act. The Fund believes that these repurchase offers are generally beneficial to the Fund’s Shareholders, and generally are funded from available cash or sales of portfolio securities. However, the repurchase of Shares by the Fund decreases the assets of the Fund and, therefore, may have the effect of increasing the Fund’s expense ratio. Repurchase offers and the need to fund repurchase obligations may also affect the ability of the Fund to be fully invested or force the Fund to maintain a higher percentage of its assets in liquid investments, which may harm the Fund’s investment performance. Moreover, diminution in the size of the Fund through repurchases may result in untimely sales of portfolio securities, and may limit the ability of the Fund to participate in new investment opportunities. If the Fund uses leverage, repurchases of Shares may compound the adverse effects of leverage in a declining market. In addition, if the Fund borrows money to finance repurchases, interest on that borrowing will negatively affect Shareholders who do not tender their Shares by increasing Fund expenses and reducing any net investment income. Certain Shareholders may from time to time own or control a significant percentage of the Fund’s Shares. Repurchase requests by these Shareholders of these Shares of the Fund may cause repurchases to be oversubscribed, with the result that Shareholders may only be able to have a portion of their Shares repurchased in connection with any repurchase offer. If a repurchase offer is oversubscribed and the Fund determines not to repurchase additional Shares beyond the repurchase offer amount, or if Shareholders tender an amount of Shares greater than that which the Fund is entitled to purchase, the Fund will repurchase the Shares tendered on a pro rata basis, and Shareholders will have to wait until the next repurchase offer to make another repurchase request. Shareholders will be subject to the risk of NAV fluctuations during that period. Thus, there is also a risk that some Shareholders, in anticipation of proration, may tender more Shares than they wish to have repurchased in a particular quarter, thereby increasing the likelihood that proration will occur. The NAV of Shares tendered in a repurchase offer may fluctuate between the date a Shareholder submits a repurchase request and the Repurchase Request Deadline, and to the extent there is any delay between the Repurchase Request Deadline

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and the Repurchase Pricing Date. The NAV on the Repurchase Request Deadline or the Repurchase Pricing Date may be higher or lower than on the date a Shareholder submits a repurchase request. See “Share Repurchase Program.”
Distribution Payment Risk.   The Fund cannot assure investors that the Fund will achieve investment results that will allow the Fund to make a specified level of cash distributions or year-to-year increases in cash distributions. All distributions will be paid at the discretion of the Board and may depend on the Fund’s earnings, the Fund’s net investment income, the Fund’s financial condition, maintenance of the Fund’s and the Fund’s RIC status, compliance with applicable regulations and such other factors as the Board may deem relevant from time to time.
In the event that the Fund encounters delays in locating suitable investment opportunities, all or a substantial portion of the Fund’s distributions may constitute a return of capital to Shareholders. To the extent that the Fund pays distributions that constitute a return of capital for U.S. federal income tax purposes, it will lower an investor’s tax basis in his or her Shares. A return of capital generally is a return of an investor’s investment, rather than a return of earnings or gains derived from the Fund’s investment activities, and generally results in a reduction of the tax basis in the Shares. As a result from such reduction in tax basis, Shareholders may be subject to tax in connection with the sale of Shares, even if such Shares are sold at a loss relative to the Shareholder’s original investment.
Risks Associated with the Fund Distribution Policy.   The Fund intends to make regular distributions. Currently, in order to maintain a relatively stable level of distributions, the Fund may pay out less than all of its net investment income to the extent consistent with maintaining its ability to be subject to tax as a RIC under the Code, pay out undistributed income from prior months, return capital in addition to current period net investment income or borrow money to fund distributions. The distributions for any full or partial calendar year might not be made in equal amounts, and one distribution may be larger than the other. The Fund will make a distribution only if authorized by the Board and declared by the Fund out of assets legally available for these distributions. This distribution policy may, under certain circumstances, have certain adverse consequences to the Fund and its Shareholders because it may result in a return of capital, which would reduce the NAV of the Shares and, over time, potentially increase the Fund’s expense ratio. If a distribution constitutes a return of capital, it means that the Fund is returning to Shareholders a portion of their investment rather than making a distribution that is funded from the Fund’s earned income or other profits. The Fund’s distribution policy may be changed at any time by the Board.
There is a possibility that the Fund may make total distributions during a calendar or taxable year in an amount that exceeds the Fund’s net investment company taxable income and net capital gains for the relevant taxable year. In such situations, if a distribution exceeds the Fund’s current and accumulated earnings and profits (as determined for U.S. federal income tax purposes), a portion of each distribution paid with respect to such taxable year would generally be treated as a return of capital for U.S. federal income tax purposes, thereby reducing the amount of a Shareholder’s tax basis in such Shareholder’s Shares. When a Shareholder sells Shares, the amount, if any, by which the sales price exceeds the Shareholder’s tax basis in Shares may be treated as a gain subject to tax. Because a return of capital reduces a Shareholder’s tax basis in Shares, it generally will increase the amount of such Shareholder’s gain or decrease the amount of such Shareholder’s loss when such Shareholder sells Shares. To the extent that the amount of any return of capital distribution exceeds a Shareholder’s tax basis in Shares, such excess generally will be treated as gain from a sale or exchange of the shares.
Because the Fund has issued Preferred Shares and has issued other forms of indebtedness, its ability to make distributions to its Shareholders is limited by the asset coverage requirements and other limitations imposed by the 1940 Act and the terms of the Fund’s indebtedness.
Investment Dilution Risk.   The Fund’s investors do not have preemptive rights to any Shares the Fund may issue in the future. The Fund’s amended and restated declaration of trust (the “Declaration of Trust”) authorizes it to issue an unlimited number of Shares. The Board may amend the Declaration of Trust. After an investor purchases Shares, the Fund may sell additional Shares in the future or issue equity interests in private offerings. To the extent the Fund issues additional equity interests after an investor purchases its Shares, such investor’s percentage ownership interest in the Fund will be diluted.
Anti-Takeover Risk.   The Declaration of Trust and bylaws, as well as certain statutory and regulatory requirements, contain certain provisions that may have the effect of discouraging a third party from

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attempting to acquire it. Subject to the limitations of the 1940 Act, the Board may, without Shareholder action, authorize the issuance of shares in one or more classes or series, including Preferred Shares; and the Board may, without Shareholder action, amend the Declaration of Trust. These anti-takeover provisions may inhibit a change of control in circumstances that could give Shareholders the opportunity to realize a premium over the value of the Shares.
Conflicts of Interest Risk.   The Fund is a party to the Investment Advisory Agreement with CAM, and the Investment Sub-Advisory Agreement with Ares Capital, entities in which certain of the Fund’s trustees, officers and members of the investment committee of the Advisers may have indirect ownership and pecuniary interests. Certain of the Fund’s trustees and officers and members of the investment committee of the Advisers also serve as officers or principals of other investment managers affiliated with the Advisers that currently, and may in the future, manage investment funds with investment objectives similar to the Fund’s investment objective. In addition, certain of Fund’s officers and trustees and the members of the investment committee of the Advisers serve or may serve as officers, trustees or principals of entities that operate in the same or related line of business as the Fund does or of investment funds managed by the Fund’s affiliates. Accordingly, the Fund may not be made aware of and/or given the opportunity to participate in certain investments made by investment funds managed by advisers affiliated with the Advisers. However, the Advisers intend to allocate investment opportunities in a fair and equitable manner in accordance with the Advisers’ investment allocation policy.
Pursuant to the terms of the CAM Administration Agreement, CAM provides the Fund with certain administrative and other services necessary to conduct the Fund’s day-to-day operations, and the Fund reimburses CAM, at cost, for the Fund’s allocable portion of overhead and other expenses (including travel expenses) incurred by CAM in performing its obligations under the CAM Administration Agreement, including the Fund’s allocable portion of the cost of certain of the Fund’s officers (including but not limited to the chief compliance officer, chief financial officer, chief accounting officer, general counsel, secretary and treasurer) and their respective staffs, but not investment professionals. See “Conflicts of Interest.”
Potential Conflicts of Interest Risk — Allocation of Investment Opportunities.   The Advisers have adopted allocation procedures that are intended to treat each fund they advise in a manner that, over a period of time, is fair and equitable. Ares and CION currently provide investment advisory and administration services and may provide in the future similar services to other entities (collectively, “Advised Funds”). Certain existing Advised Funds have, and future Advised Funds may have, and may from time to time have, overlapping investment objectives with the Fund, and such Advised Funds will invest in, whether principally or secondarily, asset classes similar to those targeted by the Fund. To the extent the Advised Funds have overlapping investment objectives, the scope of opportunities otherwise available to the Fund may be adversely affected and/or reduced. Certain other existing Advised Funds do not, and future Advised Funds may not, have overlapping investment objectives with the Fund, but such funds may from time to time invest in, whether principally or secondarily, asset classes similar to those targeted by the Fund. The Advisers will endeavor to allocate investment opportunities in a fair and equitable manner, and in any event consistent with any fiduciary duties owed to the Fund and other clients and in an effort to avoid favoring one client over another and taking into account all relevant facts and circumstances, including (without limitation): (i) differences with respect to available capital, size of client, and lifecycle, including the remaining life, of a client; (ii) differences with respect to investment objectives or current investment strategies, including regarding: (a) current and total return requirements, (b) emphasizing or limiting exposure to specific investments, including, but not limited to, type of security, jurisdiction, industry, or other characteristic of the investment, (c) diversification, including industry or company exposure, currency and jurisdiction, or (d) rating agency ratings; (iii) differences in risk profile at the time an opportunity becomes available; (iv) the potential transaction and other costs of allocating an opportunity among various clients; (v) actual or potential conflicts of interest, including whether multiple clients directly or indirectly have an existing investment in the security in question or the issuer of such security; (vi) the nature of the security or the transaction, including minimum investment amounts and the source of the opportunity; (vii) current and anticipated market and general economic conditions; (viii) existing positions in a Borrower/loan/security; and (ix) prior positions in a Borrower/loan/security. Nevertheless, it is possible that the Fund may not be given the opportunity to participate in certain investments made by investment funds managed by investment managers affiliated with the Advisers.

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The Advisers may determine that the Fund should invest on a side-by-side basis with one or more Advised Funds. In certain circumstances, negotiated co-investments may be made only in accordance with the terms of the exemptive order Ares received from the SEC (the “Order”). Co-investments made under the Order are subject to compliance with the conditions and other requirements contained in the Order, which could limit the Fund’s ability to participate in a co-investment transaction.
In the event investment opportunities are allocated among the Fund and the other Advised Funds, the Fund may not be able to structure its investment portfolio in the manner desired. Although the Advisers endeavor to allocate investment opportunities in a fair and equitable manner, the Fund is not generally permitted to co-invest in any portfolio company in which a fund managed by Ares or any of its downstream affiliates (other than the Fund and its downstream affiliates) currently has an investment. However, the Fund may co-invest with funds managed by Ares or any of its downstream affiliates, subject to compliance with existing regulatory guidance, applicable regulations and its allocation procedures. Furthermore, the Fund and the other Advised Funds may make investments in securities where the prevailing trading activity may make impossible the receipt of the same price or execution on the entire volume of securities purchased or sold by the Fund and the other Advised Funds. When this occurs, the various prices may be averaged, and the Fund will be charged or credited with the average price. Thus, the effect of the aggregation may operate on some occasions to the disadvantage of the Fund. In addition, under certain circumstances, the Fund may not be charged the same commission or commission equivalent rates in connection with a bunched or aggregated order.
It is likely that the other Advised Funds may make investments in the same or similar securities at different times and on different terms than the Fund. The Fund and the other Advised Funds may make investments at different levels of a Borrower’s capital structure or otherwise in different classes of a Borrower’s securities, to the extent permitted by applicable law. Such investments may inherently give rise to conflicts of interest or perceived conflicts of interest between or among the various classes of securities that may be held by such entities. Conflicts may also arise because portfolio decisions regarding the Fund may benefit the other Advised Funds. For example, the sale of a long position or establishment of a short position by the Fund may impair the price of the same security sold short by (and therefore benefit) one or more Advised Funds, and the purchase of a security or covering of a short position in a security by the Fund may increase the price of the same security held by (and therefore benefit) one or more Advised Funds.
Applicable law, including the 1940 Act, may at times prevent the Fund from being able to participate in investments that it otherwise would participate in, and may require the Fund to dispose of investments at a time when it otherwise would not dispose of such investment, in each case, in order to comply with applicable law.
The Advisers, their affiliates and their clients may pursue or enforce rights with respect to a Borrower in which the Fund has invested, and those activities may have an adverse effect on the Fund. As a result, prices, availability, liquidity and terms of the Fund’s investments may be negatively impacted by the activities of the Advisers and their affiliates or their clients, and transactions for the Fund may be impaired or effected at prices or terms that may be less favorable than would otherwise have been the case.
The Advisers may have a conflict of interest in deciding whether to cause the Fund to incur leverage or to invest in more speculative investments or financial instruments, thereby potentially increasing the assets or the yield of the Fund and, accordingly, the Management Fees or Incentive Fees received by the Advisers. Certain other Advised Funds pay the Advisers or their affiliates performance-based compensation, which could create an incentive for the Advisers or an affiliate to favor such investment fund or account over the Fund.
Potential Conflicts of Interest Risk — Allocation of Personnel.   The Fund’s executive officers and trustees, and the employees of the Advisers, serve or may serve as officers, directors or principals of entities that operate in the same or a related line of business as the Fund or of investment funds or accounts managed by the Advisers or their affiliates. As a result, they may have obligations to investors in those entities, the fulfillment of which might not be in the best interests of the Fund or its Shareholders. Additionally, certain personnel of the Advisers and their management may face conflicts in their time management and commitments.

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Potential Conflicts of Interest Risk — Lack of Information Barriers.   By reason of the various activities of the Advisers and their affiliates, the Advisers and such affiliates may acquire confidential or material non-public information or otherwise be restricted from purchasing certain potential Fund investments that otherwise might have been purchased or be restricted from selling certain Acquiring Fund investments that might otherwise have been sold at the time.
Portfolio Fair Value Risk.   Under the 1940 Act, the Fund is required to carry its portfolio investments at market value or, if there is no readily available market value, at fair value. There is not a public market for the securities of the privately held companies in which the Fund may invest. Many of the Fund’s investments are not exchange-traded, but are, instead, traded on a privately negotiated OTC secondary market for institutional investors. The Adviser, as valuation designee, is responsible for the valuation of the Fund’s portfolio investments and implementing the portfolio valuation process set forth in the Adviser’s valuation policy, subject to the oversight of the Board, to management. Valuations of Fund investments are disclosed quarterly in reports publicly filed with the SEC. See “Determination of Net Asset Value.”
Certain factors that may be considered in determining the fair value of the Fund’s investments include dealer quotes for securities traded on the OTC secondary market for institutional investors, the nature and realizable value of any collateral, the portfolio company’s earnings and its ability to make payments on its indebtedness, the markets in which the portfolio company does business, comparison to comparable publicly-traded companies, discounted cash flow and other relevant factors. Because such valuations, and particularly valuations of private securities and private companies, are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, determinations of fair value may differ materially from the values that would have been used if an exchange-traded market for these securities existed. Due to this uncertainty, the Adviser’s fair value determinations may cause the Fund’s NAV on a given date to materially understate or overstate the value that it may ultimately realize upon the sale of one or more of its investments.
Portfolio Turnover Risk.   The Fund’s annual portfolio turnover rate may vary greatly from year to year, as well as within a given year. However, portfolio turnover rate is not considered a limiting factor in the execution of investment decisions for the Fund. High portfolio turnover may result in the realization of net short-term capital gains by the Fund which, when distributed to the Fund and, ultimately, Shareholders, will be taxable as ordinary income. In addition, a higher portfolio turnover rate results in correspondingly greater brokerage commissions and other transactional expenses that are borne by the Fund.
Cybersecurity Risks.   Cybersecurity refers to the combination of technologies, processes and procedures established to protect information technology systems and data from unauthorized access, attack or damage. The Fund and its respective affiliates and third-party service providers are subject to cybersecurity risks. Cyber security risks have significantly increased in recent years and, while the Fund has not experienced any material losses relating to cyber attacks or other information security breaches, the Fund could suffer such losses in the future. The Fund’s and its respective affiliates’ and third-party service providers’ computer systems, software and networks may be vulnerable to unauthorized access, computer viruses or other malicious code and other events that could have a security impact. If one or more of such events occur, this potentially could jeopardize confidential and other information, including nonpublic personal information and sensitive business data, processed and stored in, and transmitted through, computer systems and networks, or otherwise cause interruptions or malfunctions in the Fund’s operations or the operations of its respective affiliates and third-party service providers. This could result in significant losses, reputational damage, litigation, regulatory fines or penalties, investigations or otherwise adversely affect the Fund’s business, financial condition or results of operations. Privacy and information security laws and regulation changes, and compliance with those changes, may result in cost increases due to system changes and the development of new administrative processes. In addition, the Fund may be required to expend significant additional resources to modify the Fund’s protective measures and to investigate and remediate vulnerabilities or other exposures arising from operational and security risks.
Litigation Risk.   The Fund as well as the Adviser, the Sub-Adviser and its affiliates participate in a highly regulated industry and are each subject to regulatory examinations in the ordinary course of business. There can be no assurance that the Fund, its executive officers, trustees, and the Adviser, the Sub-Adviser, their affiliates and/or any of their respective principals and employees will avoid regulatory investigation and possible enforcement actions stemming therefrom. The Adviser and the Sub-Adviser are each registered investment advisers and, as such, subject to the provisions of the Advisers Act. The Fund the Adviser and the Sub-Adviser may each be, from time to time, subject to formal and informal examinations, investigations,

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inquiries, audits and reviews from numerous regulatory authorities both in response to issues and questions raised in such examinations or investigations and in connection with the changing priorities of the applicable regulatory authorities across the market in general.
The Fund, its executive officers, trustees, and the Adviser, the Sub-Adviser and their affiliates and/or any of their respective principals and employees could also be named as defendants in, or otherwise become involved in, litigation. Litigation and regulatory actions can be time-consuming and expensive and can lead to unexpected losses, which expenses and losses are often subject to indemnification by the Fund. Legal proceedings could continue without resolution for long periods of time and their outcomes, which could materially and adversely affect the value of the Fund or the ability of the Adviser or the Sub-Adviser to manage the Fund, are often impossible to anticipate. The Adviser or the Sub-Adviser would likely be required to expend significant resources responding to any litigation or regulatory action related to it, and these actions could be a distraction to the activities of the Adviser or the Sub-Adviser, as applicable.
The Fund’s investment activities are subject to the normal risks of becoming involved in litigation by third parties. The expense of defending against claims by third parties and paying any amounts pursuant to settlements or judgments would, absent willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved by the Adviser, Sub-Adviser, administrator, or any of the Fund’s officers, be borne by the Fund and would reduce the Fund’s net assets. The Adviser, the Sub-Adviser and others are indemnified by the Fund in connection with such litigation, subject to certain conditions.
Risks Relating to Fund’s RIC Status.   Although the Fund has elected to be treated as a RIC under Subchapter M of the Code, no assurance can be given that the Fund will be able to qualify for and maintain RIC status. If the Fund qualifies as a RIC under the Code, the Fund generally will not be subject to corporate-level federal income taxes on its income and capital gains that are timely distributed (or deemed distributed) as dividends for U.S. federal income tax purposes to its Shareholders. To qualify as a RIC under the Code and to be relieved of federal taxes on income and gains distributed as dividends for U.S. federal income tax purposes to the Fund’s Shareholders, the Fund must, among other things, meet certain source-of-income, asset diversification and distribution requirements. The distribution requirement for a RIC is satisfied if the Fund distributes dividends each tax year for U.S. federal income tax purposes of an amount generally at least equal to 90% of the sum of its net ordinary income and net short-term capital gains in excess of net long-term capital losses, if any, to the Fund’s Shareholders.
RIC-Related Risks of Investments Generating Non-Cash Taxable Income.   Certain of the Fund’s investments will require the Fund to recognize taxable income in a tax year in excess of the cash generated on those investments during that year. In particular, the Fund expects to invest in loans and other debt instruments that will be treated as having “market discount” and/or original issue discount (“OID”) for U.S. federal income tax purposes. Because the Fund may be required to recognize income in respect of these investments before, or without receiving, cash representing such income, the Fund may have difficulty satisfying the annual distribution requirements applicable to RICs and avoiding Fund-level U.S. federal income and/or excise taxes. Accordingly, the Fund may be required to sell assets, including at potentially disadvantageous times or prices, raise additional debt or equity capital, make taxable distributions of Shares or debt securities, or reduce new investments, to obtain the cash needed to make these income distributions. If the Fund liquidates assets to raise cash, the Fund may realize additional gain or loss on such liquidations. In the event the Fund realizes additional net capital gains from such liquidation transactions, Shareholders, may receive larger capital gain distributions than it or they would in the absence of such transactions.
Instruments that are treated as having OID for U.S. federal income tax purposes may have unreliable valuations because their continuing accruals require judgments about the collectability of the deferred payments and the value of any collateral. Loans that are treated as having OID generally represent a significantly higher credit risk than coupon loans. Accruals on such instruments may create uncertainty about the source of Fund distributions to Shareholders. OID creates the risk of non-refundable cash payments to the Advisers based on accruals that may never be realized. In addition, the deferral of payment-in-kind (“PIK”) interest also reduces a loan’s loan-to-value ratio at a compounding rate.
Uncertain Tax Treatment.   The Fund may invest a portion of its net assets in below investment grade instruments. Investments in these types of instruments may present special tax issues for the Fund. U.S.

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federal income tax rules are not entirely clear about issues such as when the Fund may cease to accrue interest, OID or market discount, when and to what extent deductions may be taken for bad debts or worthless instruments, how payments received on obligations in default should be allocated between principal and income and whether exchanges of debt obligations in a bankruptcy or workout context are taxable. These and other issues will be addressed by the Fund to the extent necessary in connection with the Fund’s intention to distribute sufficient income each tax year to minimize the risk that it becomes subject to U.S. federal income or excise tax.

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MANAGEMENT OF THE FUND
Trustees
Pursuant to the Declaration of Trust and bylaws, the Fund’s business and affairs are managed under the direction of the Board, which has overall responsibility for monitoring and overseeing the Fund’s management and operations. The Board consists of nine members, five of whom are considered Independent Trustees. The Trustees are subject to removal or replacement in accordance with Delaware law and the Declaration of Trust. The Trustees serving on the Board, except for Jeffrey B. Perlowitz and Elaine Orr, were elected by the organizational Shareholder of the Fund. Jeffrey B. Perlowitz and Elaine Orr were appointed to the Board by the Trustees. The Statement of Additional Information provides additional information about the Trustees.
CAM serves as the Fund’s investment adviser pursuant to the terms of the Investment Advisory Agreement and subject to the authority of, and any policies established by, the Board. Ares Capital serves as the Fund’s investment sub-adviser pursuant to the terms of the Investment Sub-Advisory Agreement. Pursuant to the Investment Advisory Agreement and Investment Sub-Advisory Agreement, the Advisers manage the Fund’s investment portfolio, direct purchases and sales of portfolio securities and report thereon to the Fund’s officers and Trustees regularly.
The Board, including a majority of the Independent Trustees, oversees and monitors the Fund’s investment performance. After an initial two-year term, the Board will review on an annual basis the Investment Advisory Agreement and the Investment Sub-Advisory Agreement to determine, among other things, whether the fees payable under such agreements are reasonable in light of the services provided.
Investment Personnel
The Fund is primarily the responsibility of three portfolio managers, Mitch Goldstein, Greg Margolies and Michael Smith. The Fund is also supported by thirteen additional members of the Sub-Adviser’s Allocation Committee.
Below is biographical information relating to Mitch Goldstein, Greg Margolies and Michael Smith and the members of the Sub-Adviser’s Allocation Committee:
Mitch Goldstein
Mitch Goldstein is a Partner and Co-Head of the Ares Credit Group. Mitch Goldstein serves on the Ares Executive Management Committee. Additionally, Mitch Goldstein serves as Co-President of ARCC, interested trustee and Co-Chief Executive Officer of Ares Strategic Income Fund (“ASIF”), and Vice President and interested trustee of the Fund. Mitch Goldstein is a member of the Ares Credit Group’s U.S. Direct Lending, Commercial Finance, Pathfinder and the Ivy Hill Asset Management Investment Committees, the Ares Infrastructure Debt Investment Committee, and the Ares SSG Direct Lending (Australia) Investment Committee. Prior to joining Ares Management in May 2005, Mitch Goldstein worked at Credit Suisse First Boston (“CSFB”), where Mitch Goldstein was a Managing Director in the Financial Sponsors Group. At CSFB, Mitch Goldstein was responsible for providing investment banking services to private equity funds and hedge funds with a focus on M&A and restructurings as well as capital raisings, including high yield, bank debt, mezzanine debt, and initial public offerings. Mitch Goldstein joined CSFB in 2000 at the completion of the merger with Donaldson, Lufkin & Jenrette. From 1998 to 2000, Mitch Goldstein was at Indosuez Capital, where Mitch Goldstein was a member of the Investment Committee and a Principal, responsible for originating, structuring and executing leveraged transactions across a broad range of products and asset classes. From 1993 to 1998, Mitch Goldstein worked at Bankers Trust. Mitch Goldstein also serves on the Board of Managers of Ivy Hill Asset Management GP, LLC. Mitch Goldstein graduated summa cum laude from the State University of New York at Binghamton with a B.S. in Accounting and received an M.B.A. from Columbia University’s Graduate School of Business.
Greg Margolies
Greg Margolies is a Partner in the Ares Credit Group. Greg Margolies serves as a member of the Ares Credit Group’s Alternative Credit Investment Committee, the Ares Private Equity Group’s Special Opportunities Investment Committee and is on the Board of Directors of the Ares Charitable Foundation.

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Prior to joining Ares in 2009, Greg Margolies served as a Managing Director and Global Head of Leveraged Finance and Capital Commitments at Merrill Lynch & Co. and was a member of the Executive Committee for Merrill Lynch’s Global Investment Banking Group. Previously, Greg Margolies was Co-Head of the DB Capital Mezzanine Fund. Greg Margolies serves on the Board of Directors for the International Organization for Women and Development and the Advisory Council for University of Michigan’s Life Science Institute. Greg Margolies holds a B.A. from the University of Michigan in International Economics and Finance and an M.B.A. from the University of Pennsylvania Wharton School of Business.
Michael Smith
Michael Smith is a Partner and Co-Head of the Ares Credit Group. Additionally, Michael Smith serves as an interested trustee and Co-Chief Executive Officer of ASIF. He also serves as a director of ARCC and Vice President of the Fund. Michael Smith previously served as Co-President of ARCC from July 2014 to October 2022. He serves on the Ares Executive Management Committee. From time to time, he may serve as an officer, director or principal of entities affiliated with Ares Management or of investment funds managed by Ares Management and its affiliates. Michael Smith is a member of Ares Credit Group’s U.S. Direct Lending and Commercial Finance Investment Committees, the Ares Private Equity Group’s Special Opportunities Investment Committee and the Infrastructure and Power Group Funds Investment Committee. Prior to joining Ares in 2004, Michael Smith was a Partner at RBC Capital Partners, a division of Royal Bank of Canada, which led the firm’s middle market financing and principal investment business. Previously, Michael Smith worked at Indosuez Capital in their Merchant Banking Group, Kenter, Glastris & Company, and at Salomon Brothers Inc., in their Debt Capital Markets Group and Financial Institutions Group. Michael Smith serves on the Board of Directors of the University of Notre Dame’s Wilson Sheehan Lab for Economic Opportunity (LEO), which helps service providers apply scientific evaluation methods to better understand and share effective poverty interventions. Michael Smith received a B.S. in Business Administration from the University of Notre Dame and a Masters in Management from Northwestern University’s Kellogg Graduate School of Management.
Kevin Alexander
Mr. Alexander is a Partner in the Ares Credit Group, where he focuses on alternative credit investments. Additionally, he serves as a member of the Ares Credit Group’s Alternative Credit, Pathfinder and Pathfinder Core Investment Committees, the Ares Secondaries Group’s Credit Investment Committee and the Ares Insurance Solutions Investment Committee. Prior to joining Ares in 2019, Mr. Alexander was Deputy CEO and Head of Global Market, Americas at Natixis CIB. Previously, he worked at Deutsche Bank within the Interest Rate Derivatives Group. Mr. Alexander began his career as an Economic Analyst at the New York Federal Reserve Bank. He holds a B.S. from Washington and Lee University in Business Administration and Accounting and an M.A. from Fordham University in Economics.
Keith Ashton
Keith Ashton is a Partner, Portfolio Manager and Co-Head of Alternative Credit in the Ares Credit Group. Keith Ashton serves as a Vice President and Portfolio Manager for Ares Dynamic Credit Allocation Fund, Inc. (“ARDC”). Keith Ashton serves as a member of the Ares Credit Group’s Alternative Credit Pathfinder and Pathfinder Core Investment Committees. Additionally, Keith Ashton serves on the Ares Diversity, Equity and Inclusion Council. Prior to joining Ares in 2011, Keith Ashton was a Partner at Indicus Advisors LLP, where Keith Ashton focused on launching the global structured credit business in May 2007. Previously, Keith Ashton was a Portfolio Manager and Head of Structured Credit at TIAA-CREF, where Keith Ashton focused on managing a portfolio of structured credit investments and helped launch TIAA’s institutional asset management business. Keith Ashton’s experience as an investor in alternative fixed income products spans virtually all securitized asset classes, including CLOs, consumer and commercial receivables, insurance and legal settlements, small business and trade receivables, whole business securitizations, timeshare and other mortgage-related receivables, and esoteric asset classes such as catastrophe risk and intellectual property. Keith Ashton holds a B.A. from Brigham Young University in Economics and an M.B.A. from the University of Rochester William E. Simon School of Business in Finance and Accounting.
Kipp deVeer
Kipp deVeer is a Director and Partner of Ares Management Corporation and Head of the Ares Credit Group. Kipp deVeer is a member of the Ares Executive Management Committee and the Ares Diversity,

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Equity and Inclusion Council. Kipp deVeer also serves as a Director and Chief Executive Officer of ARCC and an interested trustee and Chairman of the Board of Trustees of ASIF. Kipp deVeer is a member of the Ares Credit Group’s U.S. Direct Lending, European Direct Lending and Pathfinder Investment Committees. Prior to joining Ares in 2004, Kipp deVeer was a partner at RBC Capital Partners, a division of Royal Bank of Canada, which led the firm’s middle market financing and principal investment business. Kipp deVeer joined RBC in October 2001 from Indosuez Capital, where Kip deVeer was Vice President in the Merchant Banking Group. Previously, Kipp deVeer worked at J.P. Morgan and Co., both in the Special Investment Group of J.P. Morgan Investment Management, Inc. and the Investment Banking Division of J.P. Morgan Securities Inc. Kipp deVeer received a B.A. from Yale University and an M.B.A. from Stanford University’s Graduate School of Business.
Mark Gatto
Mark Gatto is Co-Founder, Co-Chief Executive Officer and Co-President of CION and CIC. Mark Gatto is also a Director of CAM. Mark Gatto serves on the investment committee of CIC and the investment allocation committee of the Fund. Mark Gatto joined CION in 1999. Mark Gatto served as Executive Vice President and Chief Acquisitions Officer from May 2007 through January 2008. Mark Gatto served as Executive Vice President of Business Development from May 2006 through May 2007 and Vice President of Marketing from August 2005 through February 2006. Mark Gatto was also Associate General Counsel from November 1999 until October 2000. Previously, Mark Gatto was an executive for a leading international product development and marketing company from 2000 through 2003. Later, Mark Gatto co-founded a specialty business-consulting firm in New York City where Mark Gatto served as its managing partner before re-joining CION in 2005. Mark Gatto was also an attorney in private practice prior to joining the firm. Mark Gatto received an M.B.A from the W. Paul Stillman School of Business at Seton Hall University, a J.D. from Seton Hall University School of Law, and a B.S. from Montclair State University.
Blair Jacobson
Blair Jacobson is a Partner and Co-Head of European Credit in the Ares Credit Group and serves on the Ares Executive Management Committee and the Ares Diversity, Equity and Inclusion Council. Blair Jacobson also serves on the boards of Ares Management Limited and Ares Management UK Limited. Additionally, Blair Jacobson serves on the Ares Credit Group’s European Direct Lending and European Liquid Credit Investment Committees, the Ares Secondaries Group’s Credit Investment Committee and the Ares Sports, Media and Entertainment Investment Committee. Prior to joining Ares in 2012, Blair Jacobson was a Partner at The StepStone Group, where Blair Jacobson focused on building and running European operations, including oversight of private debt and equity investments. Previously, Blair Jacobson was a Partner at Citigroup Private Equity and Mezzanine Partners in London and New York. In addition, Blair Jacobson has held a variety of roles in investment banking and mergers and acquisitions in a broad range of industries, including at Lehman Brothers. Blair Jacobson holds a B.A., magna cum laude, from Williams College in Political Economy and an M.B.A., with honors, from the University of Chicago Booth School of Business in Finance.
Samantha Milner
Ms. Milner is a Partner and U.S. Liquid Credit Portfolio Manager in the Ares Credit Group, where she is primarily responsible for managing Ares’ U.S. bank loan credit strategies. Ms. Milner serves as a Vice President and one of four Portfolio Managers for ARDC. Ms. Milner serves as a member of the Ares Credit Group’s U.S. Liquid Credit Investment Committee. Additionally, Ms. Milner serves on the Ares Diversity, Equity and Inclusion Council. Prior to joining Ares in 2004, Ms. Milner was an Associate in the Financial Restructuring Group at Houlihan Lokey Howard & Zukin, where she focused on providing advisory services in connection with restructurings, distressed mergers and acquisitions and private placements. Ms. Milner serves on the Board of Directors of STEAM:CODERS, a not-for-profit organization focused on underrepresented and underserved students through Science, Technology, Engineering, Art, and Math (STEAM), in preparation for academic and career opportunities. Ms. Milner holds a B.B.A., with distinction, from Emory University’s Goizueta Business School in Finance and Accounting.

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Michael A. Reisner
Michael A. Reisner is Co-Founder, Co-Chief Executive Officer and Co-President of CION as well as Co-Chief Executive Officer of CIC. In addition, Michael A. Reisner is a Director of CAM. Michael A. Reisner serves on the Investment Committee of CIC as well as the Investment Allocation committee of the Fund. Before co-founding CION in 2012, Michael A. Reisner held positions of increasing responsibility at its predecessor company, including serving as co-Chief Executive Officer from 2008 to 2012, Chief Financial Officer from 2007 to 2008, Executive Vice President — Originations from February 2006 through 2007 and Senior Vice President and General Counsel from 2004 through 2006. Earlier in Michael A. Reisner’s career, Michael A. Reisner was an attorney in private practice in New York from 1996 to 2001. Michael A. Reisner serves on the Boards of both CIC and the Fund and served on the Board of the Institute for Portfolio Alternatives (IPA) from 2018 to 2021. Michael A. Reisner received a J.D., cum laude, from New York Law School and a B.A. from the University of Vermont.
Aaron Rosen
Mr. Rosen is a Partner, Co-Head of Opportunistic Credit and Co-Portfolio Manager of Special Opportunities in the Ares Credit Group, where he focuses on investing across various Ares fund platforms in the public and private markets. Mr. Rosen serves as a member of the Ares Credit Group’s Opportunistic Credit Investment Committee and the Ares Private Equity Group’s Corporate Opportunities Investment Committee. Prior to joining Ares in 2018, Mr. Rosen was a Partner and Director of Research at Archview Investment Group, where he focused on credit and equity investments in the U.S. and internationally. Prior to Archview, Mr. Rosen was a Vice President at Citigroup, where he was a founding member of the Citibank Global Special Situations Group focused on U.S. credit and value equity investment strategies. In addition, Mr. Rosen was a member of Citigroup’s Asset-Based Finance group, where he focused on structuring senior secured debt financings for non-investment grade corporate borrowers. He currently serves as Chairman of the board of Savers Value Village, Inc. and serves on the boards for the parent entities of Virgin Voyages Intermediate Limited, Consolidated Precision Products Corp., Hornbeck Offshore Services, Inc., TriMark USA, LLC and WHP Global. Mr. Rosen holds a B.S., summa cum laude, from New York University’s Stern School of Business in Finance and Information Systems, where he received the Valedictorian Award.
David A. Sachs
David A. Sachs is a Partner in the Ares Strategy and Relationship Management Group, and focuses on the Ares Credit Group’s publicly traded funds, strategic growth opportunities for Ares and facilitating the sharing of credit knowledge across the Ares platform. David A. Sachs serves as a Director and Chairman of the Board of ARDC and is an interested trustee of the Fund. David A. Sachs also serves as an interested trustee of Ares Private Markets Fund. Additionally, David A. Sachs serves as a member of the Ares Credit Group’s Alternative Credit Investment Committee, the Ares Private Equity Group’s Energy Opportunities, Extended Value, and Asia Investment Committees, the Ares Real Estate Global and Real Estate Debt Investment Committees, and the Ares Equity Income Opportunity Strategy Portfolio Review Committee. Prior to joining Ares in 1997, David A. Sachs was a Principal of Onyx Partners, Inc., where David A. Sachs focused on merchant banking and related capital raising activities in the private equity and mezzanine debt markets. Previously, David A. Sachs also worked with Taylor & Co., an investment manager providing investment advisory and consulting services to members of the Bass Family of Fort Worth, Texas, and Columbia Savings and Loan Association as Executive Vice President, where David A. Sachs was responsible for asset-liability management and running the investment management department. David A. Sachs serves as the Non-Executive Chairman of Terex Corporation and is on the Board of Trustees and the McCormick Advisory Council at Northwestern University. David A. Sachs holds a B.S. from Northwestern University in Industrial Engineering and Management Science.
Michael Schechter
Mr. Schechter is a Partner and Head of Credit Trading in the Ares Credit Group, where he oversees trading of all bank loans, high yield and related credit instruments in the U.S. and Europe. Mr. Schechter serves as a member of the Ares Credit Group’s U.S. Liquid Credit Investment Committee. Prior to joining Ares in 2019, Mr. Schechter was a Managing Director in leveraged loan trading at Morgan Stanley, where he focused on performing and stressed bank debt. Previously, Mr. Schechter was a Managing Director and

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Co-Head of Loan Trading at Citi, where he focused on performing and stressed bank debt and high yield bond trading. Additionally, Mr. Schechter was an Associate in Citi’s Leveraged Finance Group. Mr. Schechter holds a B.S, with honors, from Lehigh University in Business and Economics with a concentration in Finance.
Kort Schnabel
Kort Schnabel is a Partner in the Ares Credit Group and serves as Co-Head for U.S. Direct Lending, serving on the U.S. Direct Lending Investment Committee. Additionally, Kort Schnabel serves as Co-President of ARCC. Kort Schnabel also serves on the Ares Sports, Media and Entertainment Investment Committee and acts as a co-lead for the strategy. Prior to joining Ares in 2001, Kort Schnabel was in the Corporate Development Group at Walker Digital Corporation, a business and technology research and development firm, where Kort Schnabel was responsible for corporate finance, merger and acquisition and strategic planning activities. Previously, Kort Schnabel was in the Corporate Finance Group at Morgan Stanley, where Kort Schnabel performed financial analyses for mergers and acquisitions, leveraged buyouts and equity/debt offerings. Kort Schnabel holds a B.A., cum laude, from the University of Pennsylvania in Economics.
Bryan Donohoe
Bryan Donohoe is a Partner and Co-Head of Ares U.S. Real Estate. Bryan Donohoe is also the Chief Executive Officer of Ares Commercial Real Estate Corporation. Additionally, Bryan Donohoe serves on the Ares Real Estate Global Investment Committee and the Ares Real Estate Debt Investment Committee. Prior to joining Ares in 2019, Bryan Donohoe was a Managing Director for Commercial Real Estate Debt in AllianceBernstein’s Real Estate Investment Group. Previously, Bryan Donohoe was a Senior Professional at Ranieri Real Estate Partners. In addition, Bryan Donohoe spent 10 years at Deutsche Bank, where Bryan Donohoe focused on originating, structuring and closing of first mortgage loans, B notes and mezzanine debt. Bryan Donohoe holds a B.A. from Middlebury College in Political Science.
Boris Okuliar
Boris Okuliar is a Partner, Portfolio Manager and Co-Head of Global Liquid Credit in the Ares Credit Group. Boris Okuliar serves as a member of the Ares Credit Group’s European Liquid Credit and European Direct Lending Investment Committees. Prior to joining Ares in 2016, Boris Okuliar was a Managing Director and Head of Capital Markets for Global Market Strategies at The Carlyle Group, where Boris Okuliar focused on sourcing credit investment opportunities from banks and sponsors, syndicating excess risk, and developing new business opportunities. Previously, Boris Okuliar was Head of Leveraged Capital Markets for UBS, where Boris Okuliar focused on the structuring and market execution of leveraged loans, bridge financing and high yield bond placements. In addition, Boris Okuliar was Head of High Yield Capital Markets and Syndicate at Barclays Capital in London. Boris Okuliar has also worked for Banc of America Securities in Syndicated Finance and High Yield Capital Markets in the U.S. and London. Boris Okuliar holds a B.S.B.A. from Georgetown University with a double major in Finance and International Business, and is a graduate of the Advanced Management Program at Harvard Business School.
Control Persons
A control person generally is a person who beneficially owns more than 25% of the voting securities of a company or has the power to exercise control over the management or policies of such company. To the knowledge of the Fund, as of March 31, 2024, no persons were deemed to control the Fund.
Administrative Services
Pursuant to the CAM Administration Agreement, CAM furnishes the Fund with office equipment and clerical, bookkeeping and record keeping services at the Fund’s office facilities. Under the CAM Administration Agreement, the Fund is obligated to reimburse CAM, at cost, based upon the Fund’s allocable portion of CAM’s overhead and other expenses (including travel expenses) incurred by CAM in performing its obligations under the CAM Administration Agreement, including the Fund’s allocable portion of the compensation of certain of its officers (including but not limited to the chief compliance officer, chief financial officer, chief accounting officer, general counsel, treasurer and assistant treasurer) and their respective staffs. The CAM Administration Agreement may be terminated by either party without penalty

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upon 60 days’ written notice to the other party. The total expenses incurred under the CAM Administration Agreement for the fiscal year ended December 31, 2023 were approximately $1.9 million.
Pursuant to the ALPS Administration Agreement, ALPS Fund Services performs, or administers the performance of, certain of the Fund’s required administrative services, which include, among other things, providing administrative assistance in accounting, legal, compliance, and operations, preparing the financial records that the Fund is required to maintain and preparing reports to the Fund’s Shareholders and reports filed with the SEC. In addition, ALPS Fund Services coordinates the preparation and filing of the Fund’s tax returns and generally coordinates the payment of the Fund’s expenses and the performance of administrative and professional services rendered to the Fund by others. The total expenses incurred under the ALPS Administration Agreement for the fiscal year ended December 31, 2023 were approximately $3.1 million.
Indemnification
The Investment Advisory Agreement and Investment Sub-Advisory Agreement provide that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, the Advisers, their members and their respective officers, managers, partners, agents, employees, controlling persons, members and any other person or entity affiliated with any of them are entitled to indemnification from the Fund for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising out of or otherwise based upon the performance of any of the Advisers’ duties or obligations under the Investment Advisory Agreement and Investment Sub-Advisory Agreement or otherwise as an investment adviser or investment sub-adviser of the Fund.
Custodians, Distribution Paying Agent, Transfer Agent and Registrar
State Street Bank and Trust Company, which has its principal office at One Lincoln Street, Boston, MA, 02111, serves as custodian for the Fund.
SS&C GIDS, Inc., which has its principal office at 333 W 11th Street, 5th Floor, Kansas City, MO 64105, serves as the Fund’s distribution paying agent, transfer agent and registrar.

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FUND EXPENSES
The Advisers bear all of their own costs incurred in providing investment advisory and sub-advisory services to the Fund. As described below, however, the Fund bears all other expenses incurred in the business and operation of the Fund, including amounts that the Fund reimburses to CAM and ALPS Fund Services for certain administrative services that CAM and ALPS Fund Services provide or arrange to be provided to the Fund.
Expenses borne directly by the Fund include:
•
corporate, organizational and offering costs relating to offerings of Shares and Preferred Shares;

•
the cost of calculating the NAV of Shares, including the cost of any third-party pricing or valuation services;

•
the cost of effecting sales and repurchases of Shares and other securities;

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the Management Fee and Incentive Fee;

•
investment related expenses (e.g., expenses that, in the Advisers’ discretion, are related to the investment of the Fund’s assets, whether or not such investments are consummated), including, as applicable, brokerage commissions, borrowing charges on securities sold short, clearing and settlement charges, recordkeeping, interest expense, dividends on securities sold but not yet purchased, margin fees, investment related travel and lodging expenses and research-related expenses;

•
professional fees relating to investments, including expenses of consultants, investment bankers, attorneys, accountants and other experts;

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fees and expenses relating to software tools, programs or other technology (including risk management software, fees to risk management services providers, third-party software licensing, implementation, data management and recovery services and custom development costs);

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research and market data (including news and quotation equipment and services, and any computer hardware and connectivity hardware (e.g., telephone and fiber optic lines) incorporated into the cost of obtaining such research and market data);

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all costs and charges for equipment or services used in communicating information regarding the Fund’s transactions among the Advisers and any custodian or other agent engaged by the Fund;

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transfer agent and custodial fees;

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Distributor costs;

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fees and expenses associated with marketing efforts;

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federal and any state registration or notification fees;

•
federal, state and local taxes;

•
fees and expenses of Trustees not also serving in an executive officer capacity for the Fund or the Advisers;

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the costs of preparing, printing and mailing reports and other communications, including tender offer correspondence or similar materials, to Shareholders;

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fidelity bond, Trustees and officers errors and omissions liability insurance and other insurance premiums;

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direct costs such as printing, mailing, long distance telephone and staff;

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overhead costs, including rent, office supplies, utilities and capital equipment;

•
legal expenses (including those expenses associated with preparing the Fund’s public filings, attending and preparing for Board meetings, as applicable, and generally serving as counsel to the Fund);

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•
external accounting expenses (including fees and disbursements and expenses related to the annual audit of the Fund and the preparation of the Fund’s tax information);

•
any costs and expenses associated with or related to due diligence performed with respect to the Fund’s offering of its shares, including but not limited to, costs associated with or related to due diligence activities performed by, on behalf of, or for the benefit of broker-dealers, registered investment advisers, and third-party due diligence providers;

•
costs associated with reporting and compliance obligations under the 1940 Act and applicable federal and state securities laws, including compliance with The Sarbanes-Oxley Act of 2002;

•
all other expenses incurred by the Fund, CAM and ALPS Fund Services in connection with administering the Fund’s business, including expenses incurred by CAM and ALPS Fund Services in performing administrative services for the Fund and administrative personnel paid by CAM and ALPS Fund Services, to the extent they are not controlling persons of CAM and ALPS Fund Services or any of their respective affiliates, subject to the limitations included in the Administration Agreements; and

•
any expenses incurred outside of the ordinary course of business, including, without limitation, costs incurred in connection with any claim, litigation, arbitration, mediation, government investigation or similar proceeding and indemnification expenses as provided for in the Fund’s organizational documents.

If persons associated with the Advisers or any of their affiliates, including persons who are officers of the Fund, provide accounting, legal, clerical or administrative services to the Fund at the request of the Fund, the Fund will reimburse the Advisers and their affiliates for their costs in providing such accounting, legal, clerical or administrative services to the Fund (which costs may include an allocation of overhead including rent and the allocable portion of the salaries and benefits of the relevant persons and their respective staffs, including travel expenses), using a methodology for determining costs approved by the Board. The Fund is not restricted from hiring its own employees or contracting for services to be performed by third parties.
Except as otherwise described in this prospectus, the Advisers and ALPS Fund Services will be reimbursed by the Fund, as applicable, for any of the above expenses that they pay on behalf of the Fund, including administrative expenses they incur on the Fund’s behalf.
Expense Support and Conditional Reimbursement Agreement
The Adviser and the Fund have entered into the Expense Support and Conditional Reimbursement Agreement under which the Adviser may voluntarily determine to provide an Expense Payment to the Fund to the extent that it deems appropriate in order to ensure that the Fund bears an appropriate level of expenses. The Expense Support and Conditional Reimbursement Agreement will remain in effect at least until July 31, 2024, unless and until the Board approves its modification or termination. The Expense Support and Conditional Reimbursement Agreement may be renewed for additional one-year terms by the mutual agreement of the Adviser and the Fund. Prior to July 31, 2019, the Adviser had agreed contractually to reimburse the Fund’s initial organizational and offering costs, as well as the Fund’s operating expenses, to the extent that aggregate distributions made to the Fund’s shareholders during the applicable quarter exceeded the sum of (i) the Fund’s net investment Fund taxable income (including net short-term capital gains reduced by net long-term capital losses); (ii) the Fund’s net capital gains (including the excess of net long-term capital gains over net short-term capital losses); and (iii) dividends and other distributions paid to or otherwise earned by the Fund on account of investments in portfolio companies (to the extent such amounts listed in clause (iii) are not included under clauses (i) and (ii) above).
An Adviser Reimbursement will be made only if and to the extent that (i) it is payable not more than three years from the last business day of the calendar quarter in which the applicable Expense Payment was made by the Adviser; (ii) the Adviser Reimbursement does not cause Other Fund Operating Expenses (as defined herein) (on an annualized basis and net of any reimbursements received by the Fund during such fiscal year) during the applicable quarter to exceed the percentage of the Fund’s average net assets attributable to Class I represented by Other Fund Operating Expenses (on an annualized basis) during the quarter in which the applicable Expense Payment from the Adviser was made; and (iii) the distributions per share declared

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by the Fund for the applicable class at the time of the applicable Expense Payment are less than the effective rate of distributions per share for such class at the time the Adviser Reimbursement would be paid.
Other Fund Operating Expenses is defined as the Fund’s total Operating Expenses (as defined below), excluding the Management and Incentive fees, offering expenses, financing fees and costs, interest expense and extraordinary expenses. “Operating Expenses” means all operating costs and expenses incurred by the Fund, as determined in accordance with generally accepted accounting principles for investment companies.
Offering Costs
All offering costs of the Fund paid by the Adviser are subject to reimbursement pursuant to the Expense Support and Conditional Reimbursement Agreement.

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MANAGEMENT AND INCENTIVE FEES
Pursuant to the Investment Advisory Agreement, and in consideration of the advisory services provided by the Adviser to the Fund, the Adviser is entitled to a fee consisting of two components — the Management Fee and the Incentive Fee. Pursuant to the Investment Sub-Advisory Agreement, the Adviser pays the Sub-Adviser 40% of the Management Fee and Incentive Fee actually received and retained by the Adviser and not otherwise used to support expenses.
Management Fee
The Management Fee is calculated and payable monthly in arrears at the annual rate of 1.25% of the average daily value of the Fund’s Managed Assets. “Managed Assets” means the total assets of the Fund (including any assets attributable to any preferred shares that may be issued or to indebtedness) minus the Fund’s liabilities other than liabilities relating to indebtedness. The Management Fees incurred during the fiscal year ended December 31, 2023 was approximately $49.1 million.
Incentive Fee
The Incentive Fee is calculated and payable quarterly in arrears based upon “pre-incentive fee net investment income” attributable to each class of the Fund’s Shares for the immediately preceding fiscal quarter, and is subject to a hurdle rate, expressed as a rate of return based on each class’s average daily net asset value (calculated in accordance with GAAP), equal to 1.50% per quarter (or an annualized hurdle rate of 6.00%), subject to a “catch-up” feature. For this purpose, “pre-incentive fee net investment income” means interest income, dividend income and any other income accrued during the fiscal quarter, minus each class’s operating expenses for the quarter and the distribution and/or shareholder servicing fees (if any) applicable to each class accrued during the fiscal quarter. For such purposes, the Fund’s operating expenses will include the Management Fee, expenses reimbursed to CAM under the CAM Administration Agreement, by and between the Fund and CAM, and any interest expense and distributions paid on any issued and outstanding Preferred Shares, but will exclude the Incentive Fee.
Thus, the calculation of the Incentive Fee for each fiscal quarter is as follows:
•
No Incentive Fee is payable in any fiscal quarter in which the applicable pre-incentive fee net investment income attributable to the applicable share class does not exceed the quarterly hurdle rate of 1.50% of such class’s average daily net assets (calculated in accordance with GAAP), or 6.00% annualized;

•
100% of the pre-incentive fee net investment income attributable to the applicable share class, if any, that exceeds the hurdle rate but is less than or equal to 1.765% of such class’s average daily net asset value (calculated in accordance with GAAP) in any fiscal quarter (7.06% annualized) is payable to the Adviser; and

•
15% of the pre-incentive fee net investment income attributable to the applicable share class, if any, that exceeds 1.765% of such class’s average daily net assets (calculated in accordance with GAAP) in any fiscal quarter (7.06% annualized) is payable to the Adviser (i.e. once the hurdle rate is reached and the catch-up is achieved).

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The following is a graphical representation of the calculation of the Incentive Fee:
Quarterly Incentive Fee
Class’s pre-incentive fee net investment income
(expressed as a percentage of the Class’s average daily net asset value)
Percentage of each Class’s pre-incentive fee net investment income allocated to the Incentive Fee.
These calculations will be appropriately prorated for any period of less than three months. During the fiscal year ended December 31, 2023, all Share classes of the Fund incurred a total of approximately $48.0 million in incentive fees.
Approval of the Investment Advisory Agreement and Sub-Advisory Agreement
Approval of the Investment Advisory Agreement was made in accordance with, and on the basis of an evaluation satisfactory to the Board, as required by Section 15(c) of the 1940 Act and the applicable rules and regulations thereunder, including consideration of, among other factors, (i) the nature, quality and extent of the services provided by CAM under the Investment Advisory Agreement; (ii) the investment performance of the Fund, CAM; (iii) comparative information with respect to advisory fees and other expenses paid by other comparable investment companies; and (iv) information about the services performed by CAM and the personnel of CAM providing such services under the Investment Advisory Agreement.
Approval of the Investment Sub-Advisory Agreement was made in accordance with, and on the basis of an evaluation satisfactory to the Board, as required by Section 15(c) of the 1940 Act and the applicable rules and regulations thereunder, including consideration of, among other factors, (i) the nature, quality and extent of the services provided by Ares Capital under the Investment Sub-Advisory Agreement; (ii) the investment performance of the Fund, Ares Capital; (iii) comparative information with respect to advisory fees and other expenses paid by other comparable investment companies; and (iv) information about the services performed by Ares Capital and the personnel of Ares Capital providing such services under the Investment Sub-Advisory Agreement.
A discussion of the basis for the Board’s renewal of the Investment Advisory Agreement and Investment Sub-Advisory Agreement can be found in the Fund’s Semi-Annual Report dated June 30, 2023.

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DETERMINATION OF NET ASSET VALUE
The Board has designated the Adviser as the Fund’s valuation designee for purposes of Rule 2a-5 under the 1940 Act. NAV per Share will be determined daily by the Adviser on each day the NYSE is open for trading or at such other times as the Board may determine. NAV per Share is determined, on a class-specific basis, by dividing the total value of the Fund’s net assets attributable to the applicable class by the total number of Shares of such class outstanding. The Fund’s net assets are determined by subtracting any liabilities (including borrowings for investment purposes) from the total value of its portfolio investments and other assets. Each Class A Share will be offered at NAV plus the applicable sales load, while each Class C Share will be offered at NAV. The Fund’s net assets are available to holders of Preferred Shares (if any) and Shares. If any Preferred Shares are outstanding, net assets available for the Shareholders is determined by deducting from net assets the liquidation preference and any accrued dividends on the Preferred Shares.
Bank loans, including syndicated loans, are valued by using readily available market quotations or another commercially reasonable method selected by an independent, third party pricing service that has been approved by the Adviser, or, if such independent, third-party valuations are not available, by using broker quotations.
Corporate Bonds and CLOs, and certain other domestic debt securities, are valued at the last reported bid prices supplied by an independent, third party pricing service that has been approved by the Adviser. If the last reported bid price is not readily available or is otherwise deemed to be unreliable by the Adviser, then such securities are valued at fair value pursuant to procedures approved by the Board.
If they are traded on the valuation date, equity securities that are listed or traded on a national exchange will be valued at the last quoted sale price. Likewise, equity securities that are traded on NASDAQ will be valued at the NASDAQ official closing price if the securities are traded on the valuation date. If securities are listed on more than one exchange, and if the securities are traded on the valuation date, they will be valued at the last quoted sale price on the exchange on which the security is principally traded. If there is no sale of the security on the valuation date, the Adviser will value the securities at the last reported sale price, unless the Adviser believes such price no longer represents the fair market value and elects to value the security at fair value pursuant to procedures approved by the Board. If the validity of such quoted prices appears to be questionable or if such quoted prices are not readily available, then the securities will be valued at fair value pursuant to procedures approved by the Board. Market quotations may be deemed not to represent fair value in certain circumstances where the Adviser reasonably believes that facts and circumstances applicable to an issuer, seller or purchaser or to the market for a particular security cause current market quotations not to reflect the fair value of the security. Examples of these events could include situations in which material events are announced after the close of the market on which a security is primarily traded, a security trades infrequently causing a quoted purchase or sale price to become stale, or a security’s trading has been halted or suspended.
The value of swaps, including credit default swaps, total return swaps and interest rate swaps will be determined by obtaining at least one dealer quotation (including information from counterparties) or valuations from third-party pricing services. If no quotations or valuations are available, or if such quotations or valuations are believed to be unreliable, swaps will be fair valued pursuant to procedures approved by the Board.
Generally, trading in U.S. Government securities and money market instruments is substantially completed each day at various times prior to the close of business on the NYSE. The values of such securities used in computing the NAV of the Fund’s Shares are determined as of such times.

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CONFLICTS OF INTEREST
The Fund’s executive officers and trustees, and the employees of the Advisers, serve or may serve as officers, trustees or principals of entities that operate in the same or a related line of business as the Fund or of other Ares- or CION-advised funds (“Other Managed Funds”). As a result, they may have obligations to investors in those entities, the fulfillment of which might not be in the best interests of the Fund or its Shareholders. Moreover, notwithstanding the difference in principal investment objectives between the Fund and the Other Managed Funds, such other funds, including potential new pooled investment vehicles or managed accounts not yet established (whether managed or sponsored by affiliates or the Advisers), have, and may from time to time have, overlapping investment objectives with the Fund and, accordingly, invest in, whether principally or secondarily, asset classes similar to those targeted by the Fund. To the extent the Other Managed Funds have overlapping investment objectives, the scope of opportunities otherwise available to the Fund may be adversely affected and/or reduced. Additionally, certain employees of the Advisers and their management may face conflicts in their time management and commitments as well as in the allocation of investment opportunities to other Ares funds.
The results of the Fund’s investment activities may differ significantly from the results achieved by the Other Managed Funds. It is possible that one or more of such funds will achieve investment results that are substantially more or less favorable than the results achieved by the Fund. Moreover, it is possible that the Fund will sustain losses during periods in which one or more affiliates achieve significant profits on their trading for proprietary or other accounts. The opposite result is also possible. The investment activities of one or more Adviser affiliates for their proprietary accounts and accounts under their management may also limit the investment opportunities for the Fund in certain markets.
The Advisers may determine that the Fund should invest on a side-by-side basis with one or more Other Managed Funds. In certain circumstances, negotiated co-investments may be made only in accordance with the terms of the exemptive order Ares received from the SEC (the “Order”). Co-investments made under the Order are subject to compliance with the conditions and other requirements contained in the Order, which could limit the Fund’s ability to participate in a co-investment transaction.
In the event investment opportunities are allocated among the Fund and Other Managed Funds, the Fund may not be able to structure its investment portfolio in the manner desired. Although the Advisers endeavor to allocate investment opportunities in a fair and equitable manner, the Fund is not generally permitted to co-invest in any portfolio company in which a fund managed by Ares or any of its downstream affiliates (other than the Fund and its downstream affiliates) currently has an investment. However, the Fund may co-invest with funds managed by Ares or any of its downstream affiliates, subject to compliance with existing regulatory guidance, applicable regulations and its allocation procedures.
From time to time, the Fund and the Other Managed Funds may make investments at different levels of an issuer’s capital structure or otherwise in different classes of an issuer’s securities. Such investments may inherently give rise to conflicts of interest or perceived conflicts of interest between or among the various classes of securities that may be held by such entities.
The Advisers, their affiliates and their clients may pursue or enforce rights with respect to an issuer in which the Fund has invested, and those activities may have an adverse effect on the Fund. As a result, prices, availability, liquidity and terms of the Fund’s investments may be negatively impacted by the activities of the Advisers and their affiliates or their clients, and transactions for the Fund may be impaired or effected at prices or terms that may be less favorable than would otherwise have been the case.
The Advisers may enter into transactions and invest in securities, instruments and currencies on behalf of the Fund in which customers of its affiliates, to the extent permitted by applicable law, serve as the counterparty, principal or issuer. In such cases, such party’s interests in the transaction could be adverse to the interests of the Fund, and such party may have no incentive to assure that the Fund obtains the best possible prices or terms in connection with the transaction. In addition, the purchase, holding and sale of such investments by the Fund may enhance the profitability of the Advisers or their affiliates. One or more affiliates may also create, write or issue Derivatives for their customers, the underlying securities, currencies or instruments of which may be those in which the Fund invests or which may be based on the performance of the Fund. The Fund may, subject to applicable law, purchase investments that are the subject of an underwriting or other distribution by one or more Adviser affiliates and may also enter into transactions with other clients of an affiliate where such other clients have interests adverse to those of the Fund.

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The Fund will be required to establish business relationships with its counterparties based on the Fund’s own credit standing. Neither the Advisers nor any of their affiliates will have any obligation to allow its credit to be used in connection with the Fund’s establishment of its business relationships, nor is it expected that the Fund’s counterparties will rely on the credit of the Advisers or their affiliates in evaluating the Fund’s creditworthiness.
The Advisers are paid a fee based on a percentage of the Fund’s Managed Assets. The participation of the Advisers’ investment professionals in the valuation process could therefore result in a conflict of interest. The Advisers also may have a conflict of interest in deciding whether to cause the Fund to incur leverage or to invest in more speculative investments or financial instruments, thereby potentially increasing the assets or the yield of the Fund and, accordingly, the Management Fees or Incentive Fees received by the Advisers. Certain other Ares-advised funds pay the Advisers or their affiliates performance-based compensation, which could create an incentive for the Advisers or affiliate to favor such investment fund or account over the Fund.
By reason of the various activities of the Advisers and their affiliates, the Advisers and such affiliates may acquire confidential or material non-public information or otherwise be restricted from purchasing certain potential Fund investments that otherwise might have been purchased or be restricted from selling certain Fund investments that might otherwise have been sold at the time.
The Advisers have adopted policies and procedures designed to prevent conflicts of interest from influencing proxy voting decisions made on behalf of advisory clients, including the Fund, and to help ensure that such decisions are made in accordance with its fiduciary obligations to clients. Nevertheless, notwithstanding such proxy voting policies and procedures, actual proxy voting decisions may have the effect of favoring the interests of other clients, provided that the Advisers believe such voting decisions to be in accordance with its fiduciary obligations.

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SHARE REPURCHASE PROGRAM
The Fund does not currently intend to list its Shares on any securities exchange and does not expect any secondary market for them to develop in the foreseeable future. Therefore, Shareholders should expect that they will be unable to sell their Shares for an indefinite time or at a desired price. No Shareholder will have the right to require the Fund to repurchase such Shareholder’s Shares or any portion thereof. Shareholders may not transfer their investment from the Fund to any other registered investment company. Because no public market exists for the Shares, and none is expected to develop in the foreseeable future, Shareholders will not be able to liquidate their investment, other than through the Fund’s share repurchase program, or, in limited circumstances, as a result of transfers of Shares to other investors.
To provide Shareholders with limited liquidity, the Fund is operated as an “interval fund” and intends to conduct quarterly offers to repurchase between 5% and 25% of its outstanding Shares at NAV, pursuant to Rule 23c-3 under the 1940 Act, unless such offer is suspended or postponed in accordance with regulatory requirements (as discussed below). In connection with any given repurchase offer, it is expected the Fund will offer to repurchase only the minimum amount of 5% of its outstanding Shares. Additionally, in connection with the Fund’s issuance of the MRP Shares, if a quarterly repurchase of Shares would cause the Fund to be below certain asset coverage limits or if the Fund fails to satisfy certain other requirements, such quarterly repurchase offer of Shares shall not exceed 5% of the outstanding Shares. See “Description of Capital Structure — Shares of Beneficial Interest — MRP Shares” for additional information.
Quarterly repurchases occur in the months of March, June, September and December. The offer to purchase Shares is a fundamental policy that may not be changed without the vote of the holders of a majority of the Fund’s outstanding voting securities (as defined in the 1940 Act). The Repurchase Offer Notice is sent to Shareholders at least 21 calendar days before the Repurchase Request Deadline. The Fund expects to determine the NAV applicable to repurchases on the Repurchase Request Deadline. However, the NAV will be calculated no later than the Repurchase Pricing Date. The Fund expects to distribute payment to Shareholders between one and three business days after the Repurchase Pricing Date and will distribute such payment no later than seven calendar days after such Date. The Fund’s Shares are not listed on any securities exchange, and the Fund anticipates that no secondary market will develop for its Shares. Accordingly, you may not be able to sell Shares when and/or in the amount that you desire. Thus, the Shares are appropriate only as a long-term investment. In addition, the Fund’s repurchase offers may subject the Fund and Shareholders to special risks.
Determination of Repurchase Offer Amount
The Board, or a committee thereof, in its sole discretion, will determine the number of Shares that the Fund will offer to repurchase (the “Repurchase Offer Amount”) for a given Repurchase Request Deadline. The Repurchase Offer Amount, however, will be no less than 5% and no more than 25% of the total number of Shares outstanding on the Repurchase Request Deadline.
If Shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund will repurchase the Shares on a pro rata basis. However, the Fund may accept all Shares tendered for repurchase by Shareholders who own less than one hundred Shares and who tender all of their Shares, before prorating other amounts tendered.
Notice to Shareholders
No less than 21 days and more than 42 days before each Repurchase Request Deadline, the Fund shall send to each Shareholder of record and to each beneficial owner of the Shares that are the subject of the repurchase offer a notification (“Shareholder Notification”). The Shareholder Notification will contain information Shareholders should consider in deciding whether to tender their Shares for repurchase. The Shareholder Notification also will include detailed instructions on how to tender Shares for repurchase, state the Repurchase Offer Amount and identify the dates of the Repurchase Request Deadline, the scheduled Repurchase Pricing Date, and the date the repurchase proceeds are scheduled for payment (the “Repurchase Payment Deadline”). The Shareholder Notification also will set forth the NAV that has been computed no more than seven days before the date of notification, and how Shareholders may ascertain the NAV after the notification date.

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Repurchase Price
The repurchase price of the Shares will be the NAV of the Share class as of the close of regular trading on the NYSE on the Repurchase Pricing Date. You may call 888-729-4266 to learn the NAV. The Shareholder Notification also will provide information concerning the NAV, such as the NAV as of a recent date or a sampling of recent NAVs, and a toll-free number for information regarding the repurchase offer.
Repurchase Amounts and Payment of Proceeds
Shares tendered for repurchase by Shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate Repurchase Offer Amount established for that Repurchase Request Deadline. Payment pursuant to the repurchase offer will be made by check to the Shareholder’s address of record, or credited directly to a predetermined bank account on the Purchase Payment Date, which will be no more than seven days after the Repurchase Pricing Date. The Board may establish other policies for repurchases of shares that are consistent with the 1940 Act, regulations thereunder and other pertinent laws.
If Shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund may, but is not required to, repurchase an additional amount of Shares not to exceed 2.00% of the outstanding Shares of the Fund on the Repurchase Request Deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if Shareholders tender shares in an amount exceeding the Repurchase Offer Amount plus 2.00% of the outstanding Shares on the Repurchase Request Deadline, the Fund will repurchase the Shares on a pro rata basis. However, the Fund may accept all Shares tendered for repurchase by Shareholders who own less than one hundred Shares and who tender all of their Shares, before prorating other amounts tendered.
With respect to any required minimum distributions from an IRA or other qualified retirement plan, it is the obligation of the Shareholder to determine the amount of any such required minimum distribution and to otherwise satisfy the required minimum. In the event that Shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund will repurchase the shares on a pro rata basis, which may result in the Fund not honoring the full amount of a required minimum distribution requested by a Shareholder.

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DESCRIPTION OF CAPITAL STRUCTURE
The following description is based on relevant portions of the Delaware Statutory Trust Act, as amended, and on the Declaration of Trust and bylaws. This summary is not intended to be complete. Please refer to the Delaware Statutory Trust Act, as amended, and the Declaration of Trust and bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part, for a more detailed description of the provisions summarized below.
Shares of Beneficial Interest
The Declaration of Trust authorizes the Fund’s issuance of an unlimited number of common shares of beneficial interest of each class, par value $0.001 per share. There is currently no market for Shares and the Fund does not expect that a market for Shares will develop in the foreseeable future. Pursuant to the Declaration of Trust and as permitted by Delaware law, Shareholders are entitled to the same limitation of personal liability extended to stockholders of private corporations organized for profit under the General Corporation Law of the State of Delaware, as amended (the “DGCL”), and therefore generally will not be personally liable for the Fund’s debts or obligations.
Shares
Under the terms of the Declaration of Trust, all Shares, when consideration for Shares is received by the Fund, will be fully paid and nonassessable. Distributions may be paid to Shareholders if, as and when authorized and declared by the Board. Shares will have no preference, preemptive, appraisal, conversion or redemption rights, and will be freely transferable, except where their transfer is restricted by law or contract. The Declaration of Trust provides that the Board shall have the power to repurchase or redeem Shares and provide Shareholders with the right to exchange Shares of any class for Shares of one or more other classes in the manner and on the terms described herein. In the event of the Fund’s dissolution, after the Fund pays or adequately provides for the payment of all claims and obligations of the Fund, and upon the receipt of such releases, indemnities and refunding agreements deemed necessary by the Board, each Share will be entitled to receive, according to its respective rights, a pro rata portion of the Fund’s assets available for distribution for the applicable class, subject to any preferential rights of holders of the Fund’s outstanding Preferred Shares, if any. Each whole Share will be entitled to one vote as to any matter on which it is entitled to vote and each fractional Share will be entitled to a proportionate fractional vote. However, to the extent required by the 1940 Act or otherwise determined by the Board, classes of the Fund will vote separately from each other. Shareholders shall be entitled to vote on all matters on which a vote of Shareholders is required by the 1940 Act, the Declaration of Trust or a resolution of the Board. There will be no cumulative voting in the election or removal of Trustees. Under the Declaration of Trust, the Fund is not required to hold annual meetings of Shareholders. The Fund only expects to hold Shareholder meetings to the extent required by the 1940 Act or pursuant to special meetings called by the Board or a majority of Shareholders.
Preferred Shares and Other Securities
The Declaration of Trust provides that the Board may, subject to the Fund’s investment policies and restrictions and the requirements of the 1940 Act, authorize and cause the Fund to issue securities of the Fund other than Shares (including Preferred Shares, debt securities or other senior securities), by action of the Board without the approval of Shareholders. The Board may determine the terms, rights, preferences, privileges, limitations and restrictions of such securities as the Board sees fit.
Preferred Shares could be issued with rights and preferences that would adversely affect Shareholders. Preferred Shares could also be used as an anti-takeover device. Every issuance of Preferred Shares will be required to comply with the requirements of the 1940 Act. The 1940 Act requires, among other things, that (i) immediately after issuance of Preferred Shares and before any distribution is made with respect to the Shares and before any purchase of Shares is made, the aggregate involuntary liquidation preference of such Preferred Shares together with the aggregate involuntary liquidation preference or aggregate value of all other senior securities must not exceed an amount equal to 50% of the Fund’s total assets after deducting the amount of such distribution or purchase price, as the case may be; and (ii) the holders of Preferred Shares, if any are issued, must be entitled as a class to elect two Trustees at all times and to elect a majority of the Trustees if distributions on such Preferred Shares are in arrears by two years or more. Certain matters under the 1940 Act require the separate vote of the holders of any issued and outstanding Preferred Shares.

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MRP Shares
On July 30, 2021, the Fund issued 2,400,000 Series A Mandatory Redeemable Preferred Shares (“Series A MRP Shares”). On September 30, 2021, the Fund issued 3,600,000 Series B Mandatory Redeemable Preferred Shares (“Series B MRP Shares”) and 6,000,000 Series C Mandatory Redeemable Preferred Shares (“Series C MRP Shares”). On January 6, 2022, the Fund issued 2,200,000 Series D Mandatory Redeemable Preferred Shares (“Series D MRP Shares”) and 2,600,000 Series E Mandatory Redeemable Preferred Shares (“Series E MRP Shares”). On June 1, 2023, the Fund issued 3,400,000 Series F Mandatory Redeemable Preferred Shares (“Series F MRP Shares”) and 2,600,000 Series G Mandatory Redeemable Preferred Shares (“Series G MRP Shares”). Certain rights, terms and conditions of the Fund’s MRP Shares are summarized below:
Priority.   Each holder of MRP Shares is entitled to a liquidation preference of $25.00 per share (the “Liquidation Value”), plus additional amounts described under “Liquidation” below. With respect to distributions, including the payment of dividends and distribution of the Fund’s assets upon dissolution, liquidation or winding up, the MRP Shares are senior to all other classes and series of common shares of beneficial interest and rank on parity with any other Preferred Shares. Holders of the MRP Shares will not, however, participate in any appreciation in the value of the Fund. The consent of the holders of the outstanding Preferred Shares is not required to authorize or issue any class or series of Preferred Shares ranking on parity with the MRP Shares.
Dividends.   The holders of MRP Shares are entitled to receive quarterly cumulative cash dividends, when, as and if authorized by the Board and declared by the Fund, out of funds legally available therefor, at the rate per annum equal to the Applicable Rate, as defined below, with certain adjustments for changes in a series’ rating, and no more, of the Liquidation Value, payable quarterly, beginning on the initial dividend payment date of November 1, 2021 for the Series A MRP Shares, February 1, 2022 for the Series B MRP Shares and Series C MRP Shares, April 7, 2022 for the Series D MRP Shares and Series E MRP Shares, and June 1, 2023 for the Series F MRP Shares and Series G MRP Shares. For Series A MRP Shares, Series B MRP Shares and Series C MRP Shares, dividends will then be payable on the first business day of the month next following each of the following dates: 31st day of each January, the 30th day of each April, the 31st day of each July and the 31st day of each October. For Series D MRP Shares and Series E MRP Shares, dividends will then be payable on the first business day of the month next following each of the following dates: 6th day of each January, the 6th day of each April, the 6th day of each July and the 6th day of each October. For Series F MRP Shares and Series G MRP Shares, dividends will then be payable on the first business day of the month next following each of the following dates: 6th day of each January, the 6th day of each April, the 6th day of each July and the 6th day of each October. Dividends on MRP Shares accumulate from and including the original issue date.
Each dividend on MRP Shares will be paid on the dividend payment date therefor to the holders as their names appear on the share ledger or share records of the Fund at the close of business on the fifth day prior to the quarterly dividend date (or if such day is not a business day, the next preceding business day). Dividends in arrears for any past dividend period may be declared and paid at any time, without reference to any regular dividend payment date, to the holders as their names appear on the share ledger or share records of the Fund at the close of business on a date, not exceeding five days preceding the payment date thereof, as may be fixed by the Board. No interest will be payable in respect of any dividend payment or payments which may be in arrears; provided, however, that the dividend rate may be increased in such circumstances.
So long the rating of each series of the MRP Shares remains the same, the dividend rate on the MRP Shares will be 2.68% for Series A MRP Shares, 2.68% for Series B MRP Shares, 3.07% for Series C MRP Shares, 2.96% for Series D MRP Shares, 3.48% for Series E MRP Shares, 7.16% for Series F MRP Shares and 7.23% for Series G MRP Shares (collectively, the “Applicable Rate”).
Voting.   Except for matters which do not require the vote of holders of MRP Shares under the 1940 Act and except as otherwise provided in the Declaration of Trust or bylaws, or as otherwise required by applicable law, each holder of MRP Shares shall be entitled to one vote for each MRP Share held on each matter submitted to a vote of shareholders of the Fund, and holders of outstanding Preferred Shares and Shares shall vote together as a single class on all matters submitted to shareholders; provided, however, that the holders of outstanding Preferred Shares shall be entitled, as a class, to the exclusion of the holders of

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shares of all other classes of beneficial interests of the Fund, to elect two Trustees of the Fund at all times. In addition, the holders of the outstanding Preferred Shares and Shares, voting together as a single class, shall elect the balance of the Trustees; however, the number of Trustees constituting the Board shall automatically increase by the smallest number that, when added to the two Trustees elected exclusively by the holders of outstanding Preferred Shares would constitute a majority of the Board as so increased by such smallest number, and the holders of Preferred Shares shall be entitled, voting as a class on a one vote per share basis (to the exclusion of the holders of all other securities and classes of shares of the Fund), to elect such smallest number of additional Trustees, together with the two Trustees that such holders are in any event entitled to elect if: (i) at the close of business on any dividend payment date accumulated dividends (whether or not earned or declared) on Preferred Shares equal to at least two full years’ dividends shall be due and unpaid; or (ii) if at any time holders of any shares of Preferred Shares are entitled under the 1940 Act, to elect a majority of the Trustees of the Fund.
Notwithstanding the foregoing, the affirmative vote of the holders of a majority of the outstanding Preferred Shares, voting as a separate class, and a majority of the MRP Shares, voting as a separate class, both determined with reference to a “majority of outstanding voting securities” as that term is defined in Section 2(a)(42) of the 1940 Act, shall be required to create, authorize or issue shares of any class or series of beneficial interests ranking senior to the Preferred Shares with respect to the payment of dividends or the distribution of assets, or any securities convertible into, or warrants, options or similar rights to purchase, acquire or receive, such shares of beneficial interests ranking senior to the Preferred Shares or reclassify any authorized shares of beneficial interests of the Fund into any shares ranking senior to the Preferred Shares. In addition, the affirmative vote of the holders of a majority of the outstanding Preferred Shares determined with reference to a “majority of outstanding voting securities” as that term is defined in Section 2(a)(42) of the 1940 Act, voting as a separate class, shall be required to (i) amend, alter or repeal (including by merger, consolidation or otherwise) any of the preferences, rights or powers of such class of Preferred Shares so as to adversely affect such preferences, rights or powers and will not amend any provision of the Declaration of Trust or bylaws in a manner which would restrict or limit the ability of the Fund to comply with the terms and provisions of the Securities Purchase Agreement; (ii) amend, alter or repeal (including by merger, consolidation or otherwise) any of the provisions of the Declaration of Trust or bylaws if such amendment, alteration or repeal would adversely affect any privilege, preference, right or power of the MRP Shares or the holders thereof; and (iii) approve any plan of reorganization (as such term is used in the 1940 Act) adversely affecting such shares or any action requiring a vote of security holders of the Fund under Section 13(a) of the 1940 Act.
Redemption.   The outstanding shares of MRP Shares are subject to redemption at any time by notice of such redemption on a date selected by the Fund for such redemption (the “Redemption Date”). If the Fund elects to cause the redemption of the MRP Shares, each MRP Share will be redeemed for a price equal to 100% of such share’s Liquidation Value, plus an amount equal to accumulated but unpaid dividends and other distributions on the MRP Shares (whether or not earned or declared by the Fund, but excluding interest thereon), to, but excluding, the Redemption Date, plus the amount equal to the excess, if any, of the discounted value of the remaining scheduled payments with respect to the Liquidation Value of such MRP Share over the amount of such Liquidation Value; provided, however, the Fund may, at its option (i) redeem the Series A MRP Shares within 90 days prior to July 30, 2026 (the “Series A Term Redemption Date”), (ii) redeem the Series B MRP Shares within 90 days prior to September 30, 2026 (the “Series B Term Redemption Date”), (iii) redeem the Series C MRP Shares within 90 days prior to September 30, 2026 (the “Series C Term Redemption Date”), (iv) redeem the Series D MRP Shares within 90 days prior to January 6, 2027 (the “Series D Term Redemption Date”), (v) redeem the Series E MRP Shares within 90 days prior to January 6, 2032 (the “Series E Term Redemption Date”), (vi) redeem the Series F MRP Shares within 90 days prior to June 1, 2026 (the “Series F Term Redemption Date”) and (vii) redeem the Series G MRP Shares within 90 days prior to June 1, 2028 (the “Series G Term Redemption Date” and collectively with Series A Term Redemption Date, Series B Term Redemption Date, Series C Term Redemption Date, Series D Term Redemption Date, Series E Term Redemption Date and Series F Term Redemption Date, the “Term Redemption Dates”), each at the Liquidation Value plus accumulated but unpaid dividends and distributions thereon (whether or not earned or declared by the Fund, but excluding interest thereon) to, but excluding the Redemption Date.
If the asset coverage, as determined in accordance with Section 18(h) of the 1940 Act, is less than or equal to 235% for any five business days within a ten business day period, determined on the basis of values

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calculated as of a time within 48 hours (not including Sundays or holidays) next preceding the time of such determination within the ten business day period, the Fund, upon not less than 12 days’ nor more than 40 days’ notice, may redeem the MRP Shares at the Liquidation Value plus accumulated but unpaid dividends and distributions thereon (whether or not earned or declared by the Fund, but excluding interest thereon) to, but excluding, the date fixed for redemption, plus a redemption amount equal to 2% of the Liquidation Value; the amount of MRP Shares that may be redeemed under this provision shall not exceed an amount of MRP Shares which results in asset coverage of more than 250% pro forma for such redemption, determined on the basis of values calculated as of a time within 48 hours (not including Sundays or holidays) next preceding the time of such determination.
If the Fund fails to maintain asset coverage of at least 225%, determined on the basis of values calculated as of a time within 48 hours (not including Sundays or holidays) next preceding the time of such determination, the Fund shall redeem the number of MRP Shares provided below at the Liquidation Value plus an amount equal to accumulated but unpaid dividends and distributions thereon (whether or not earned or declared by the Fund, but excluding interest thereon) to, but excluding, the date fixed for redemption, plus a redemption amount equal to 1% of the Liquidation Value. The number of MRP Shares to be redeemed upon the Fund’s failure to maintain asset coverage of 225% on any valuation date will be equal to the product of (1) the quotient of the number of MRP Shares divided by the aggregate number of outstanding Preferred Shares which have an asset coverage test greater than or equal to 225% and (2) the minimum number of outstanding shares of Preferred Shares the redemption of which would result in the Fund having asset coverage of 225% as of a date that is no more than 30 days after the date the Fund failed to maintain asset coverage of 225% (provided that, if there is no such number of MRP Shares the redemption of which would have such result, the Fund shall redeem all MRP Shares then outstanding). The Fund shall effect any such redemption no later than 40 calendar days after the date the Fund failed to maintain asset coverage of 225%, except for in certain circumstances. Notwithstanding the foregoing, if the Fund satisfies asset coverage of at least 225% as of a date that is no more than 30 days after the date the Fund failed to maintain asset coverage of 225% before taking into account any redemptions of Preferred Shares, the Fund shall not be obligated to redeem any shares of Preferred Shares under this provision.
The Fund shall redeem all outstanding Series A MRP Shares, Series B MRP Shares, Series C MRP Shares, Series D MRP Shares, Series E MRP Shares, Series F MRP Shares and Series G MRP Shares on the respective Term Redemption Dates at the Liquidation Value plus an amount equal to accumulated but unpaid dividends and distributions thereon (whether or not earned or declared by the Fund, but excluding interest thereon), to, but excluding, the respective Term Redemption Dates.
Subject to certain conditions, no MRP Shares may be redeemed unless all dividends in arrears on the MRP Shares and all shares of beneficial interests of the Fund ranking on a parity with the MRP Shares with respect to payment of dividends or upon liquidation have been or are being contemporaneously paid or set apart for payment; provided, however, that the foregoing shall not prevent the purchase or acquisition by the Fund of all MRP Shares pursuant to the successful completion of an otherwise lawful purchase, tender or exchange offer made on the same terms to, and accepted by, Holders of all MRP Shares.
Liquidation.   Upon the dissolution, liquidation or winding up of the affairs of the Fund, whether voluntary or involuntary, the holders of MRP Shares then outstanding, together with holders of shares of any Preferred Shares ranking on a parity with the MRP Shares upon dissolution, liquidation or winding up, shall be entitled to receive and to be paid out of the assets of the Fund (or the proceeds thereof) available for distribution to its shareholders after satisfaction of claims of creditors of the Fund, but before any distribution or payment shall be made in respect of the Shares, an amount equal to the liquidation preference with respect to such shares. The liquidation preference for MRP Shares shall be $25.00 per share, plus an amount equal to all accumulated and unpaid dividends thereon (whether or not earned or declared but without interest) to the date payment of such distribution is made in full. No redemption premium shall be paid upon any liquidation even if such redemption premium would be paid upon optional or mandatory redemption of the relevant shares. If, upon any liquidation, dissolution or winding up of the affairs of the Fund, whether voluntary or involuntary, the assets of the Fund available for distribution among the holders of all outstanding shares of Preferred Shares shall be insufficient to permit the payment in full to holders of the amounts to which they are entitled, then the available assets shall be distributed among the holders of all outstanding shares of Preferred Shares ratably in any distribution of assets according to the respective amounts which would be payable on all the shares if all amounts thereon were paid in full.

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Upon the dissolution, liquidation or winding up of the affairs of the Fund, whether voluntary or involuntary, until payment in full is made to the holders of MRP Shares of the liquidation distribution to which they are entitled, (1) no dividend or other distribution shall be made to Shareholders or any other class or series of shares of beneficial interests of the Fund ranking junior to MRP Shares upon dissolution, liquidation or winding up and (2) no purchase, redemption or other acquisition for any consideration by the Fund shall be made in respect of the Shares or any other class of shares of beneficial interests of the Fund ranking junior to MRP Shares upon dissolution, liquidation or winding up. A consolidation, reorganization or merger of the Fund with or into any company, trust or other legal entity, or a sale, lease or exchange of all or substantially all of the assets of the Fund in consideration for the issuance of equity securities of another company, trust of other legal entity shall not be deemed to be a liquidation, dissolution or winding up, whether voluntary or involuntary, for the purposes of these provisions.
Conversion.   The MRP Shares are not convertible into any other class or series of shares.
Transfer restrictions.   The MRP Shares are “restricted securities” for purposes of the 1933 Act. Accordingly, the MRP Shares may not be offered, sold, transferred or delivered, directly or indirectly, unless (i) such shares are registered under the 1933 Act and any other applicable state securities laws, or (ii) an exemption from registration under the 1933 Act and any other applicable state securities laws is available.
Other Matters.   For so long as the MRP Shares are outstanding, the Fund will not declare, pay or set apart for payment any dividend or other distribution (other than a dividend or distribution paid in shares of, or options, warrants or rights to subscribe for or purchase, Shares or other shares of beneficial interests, if any, ranking junior to the MRP Shares as to dividends or upon liquidation) with respect to Shares or any other shares of the Fund ranking junior to or on a parity with the MRP Shares as to dividends or upon liquidation, or call for redemption, redeem, purchase or otherwise acquire for consideration any Shares or any other such junior shares (except by conversion into or exchange for shares of the Fund ranking junior to the MRP Shares as to dividends and upon liquidation) or any such parity shares (except by conversion into or exchange for shares of the Fund ranking junior to or on a parity with the MRP Shares as to dividends and upon liquidation), unless (1) immediately after such transaction asset coverage of 225% would be achieved, (2) full cumulative dividends on the MRP Shares due on or prior to the date of the transaction have been declared and paid, and (3) the Fund has redeemed the full number of MRP Shares required to be redeemed by any provision for mandatory redemption ((1), (2) and (3) are together the “Requirements”). Notwithstanding the foregoing, the Fund shall not, at any time, be prohibited or otherwise restricted in its ability to call for redemption, redeem, purchase or otherwise acquire for consideration its Shares pursuant to its fundamental policy to make quarterly repurchase offers pursuant to Rule 23c-3 of the 1940 Act for between 5% and 25% of the Shares outstanding at net asset value (the “Repurchase Policy”); provided, however, if (i) a quarterly repurchase of Shares pursuant to the Repurchase Policy and/or Rule 23c-3 of the 1940 Act would cause the Fund to be below asset coverage of 225% or (ii) the Fund has failed to satisfy (and continues to fail to satisfy) the Requirements and the Fund is required to make a quarterly repurchase offer of Shares pursuant to the Repurchase Policy and/or Rule 23c-3 of the 1940 Act before the Requirements are satisfied, such quarterly repurchase offer of Shares shall not exceed 5% of the Shares outstanding, at a price equal to the Fund’s net asset value (as may be determined in accordance with its valuation policies and procedures) as of the “repurchase pricing date,” as such term is defined in Rule 23c-3 and as set forth in the applicable repurchase offer documents. Subject to the certain conditions, the Board may, in the future, authorize the issuance of additional Preferred Shares with the same preferences, rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption and other terms applicable to the MRP Shares, except that the initial dividend period, the applicable rate for the initial dividend period and the initial dividend payment date shall be as set forth in the Supplement to the Declaration of Trust relating to such additional Preferred Shares.

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Outstanding Securities
The following table shows, for each class of authorized securities of the Fund, the amount of (i) shares authorized and (ii) shares outstanding, each as of April 1, 2024:
Class	(1) Amount Authorized	(2) Amount Held by the Fund for its Account	(3) Amount Outstanding Exclusive of Amount Shown Under (2)
Common Shares	Unlimited	0	140,236,002.03
Series A Mandatory Redeemable Preferred Shares	2,400,000	0	2,400,000
Series B Mandatory Redeemable Preferred Shares	3,600,000	0	3,600,000
Series C Mandatory Redeemable Preferred Shares	6,000,000	0	6,000,000
Series D Mandatory Redeemable Preferred Shares	2,200,000	0	2,200,000
Series E Mandatory Redeemable Preferred Shares	2,600,000	0	2,600,000
Series F Mandatory Redeemable Preferred Shares	3,400,000	0	3,400,000
Series G Mandatory Redeemable Preferred Shares	2,600,000	0	2,600,000
Series H Mandatory Redeemable Preferred Shares*	4,000,000	0	0
Series I Mandatory Redeemable Preferred Shares*	2,000,000	0	0
Series J Mandatory Redeemable Preferred Shares*	2,000,000	0	0

*
On March 22, 2024, the Fund entered into an agreement with certain institutional accredited investors to issue and sell, in an offering exempt from registration under the 1933 Act, (i) 4,000,000 Series H Mandatory Redeemable Preferred Shares, liquidation preference $25.00 per share (“Series H MRP Shares”); (ii) 2,000,000 Series I Mandatory Redeemable Preferred Shares, liquidation preference $25.00 per share (“Series I MRP Shares”); and (iii) 2,000,000 Series J Mandatory Redeemable Preferred Shares, liquidation preference $25.00 per share (“Series J MRP Shares”), with total anticipated gross proceeds to the Fund of $200 million. The sale and purchase of the Series H MRP Shares, the Series I MRP Shares and the Series J MRP Shares will occur at two closings currently expected to be held in June 2024 (with respect to the Series H and Series I MRP Shares) and July 2024 (with respect to the Series J MRP Shares), respectively, in each case subject to the satisfaction of customary closing conditions.

Limitation on Liability of Trustees and Officers; Indemnification and Advance of Expenses
Pursuant to the Declaration of Trust, Trustees and officers of the Fund will not be subject in such capacity to any personal liability to the Fund or Shareholders, unless the liability arises from bad faith, willful misfeasance, gross negligence or reckless disregard for the Trustee’s or officer’s duty.
Except as otherwise provided in the Declaration of Trust, the Fund will indemnify and hold harmless any current or former Trustee or officer of the Fund against any liabilities and expenses (including reasonable attorneys’ fees relating to the defense or disposition of any action, suit or proceeding with which such person is involved or threatened), while and with respect to acting in the capacity of a Trustee or officer of the Fund, except with respect to matters in which such person did not act in good faith in the reasonable belief that his or her action was in the best interest of the Fund, or in the case of a criminal proceeding, matters for which such person had reasonable cause to believe that his or her conduct was unlawful. In accordance with the 1940 Act, the Fund will not indemnify any Trustee or officer for any liability to which such person would be subject by reason of his or her willful misfeasance, bad faith, gross negligence or reckless disregard of the duties of his or her position. The Fund will provide indemnification to Trustees and officers prior to a final determination regarding entitlement to indemnification as described in the Declaration of Trust.
The Fund has entered into the Investment Advisory Agreement with CAM and the Investment Sub-Advisory Agreement with Ares Capital. The Investment Advisory Agreement and the Investment Sub-Advisory Agreement provide that, in the absence of willful misfeasance, bad faith, gross negligence or

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reckless disregard for its obligations and duties thereunder, the Advisers are not liable for any error of judgment or mistake of law or for any loss the Fund suffers.
Pursuant to the Declaration of Trust, the Fund will advance the expenses of defending any action for which indemnification is sought if the Fund receives a written undertaking by the indemnitee which provides that the indemnitee will reimburse the Fund unless it is subsequently determined that the indemnitee is entitled to such indemnification.
Number of Trustees; Appointment of Trustees; Vacancies; Removal
The Declaration of Trust provides that the number of Trustees shall be no less than one and no more than 15, as determined in writing by a majority of the Trustees then in office. As set forth in the Declaration of Trust, a Trustee’s term of office shall continue until his or her death, resignation or removal. Subject to the provisions of the 1940 Act, individuals may be appointed by the Trustees at any time to fill vacancies on the Board by the appointment of such persons by a majority of the Trustees then in office. Each Trustee shall hold office until his or her successor shall have been appointed pursuant to the Declaration of Trust. To the extent that the 1940 Act requires that Trustees be elected by Shareholders, any such Trustees will be elected by a plurality of all Shares voted at a meeting of Shareholders at which a quorum is present.
The Declaration of Trust provides that any Trustee may be removed (provided that after the removal the aggregate number of Trustees is not less than the minimum required by the Declaration of Trust) (i) with cause, by at least two-thirds (66 2∕3%) of the remaining Trustees; or (ii) without cause, by all of the remaining Trustees.
Action by Shareholders
The Declaration of Trust provides that Shareholder action can be taken only at a meeting of Shareholders or by unanimous written consent in lieu of a meeting. Subject to the 1940 Act, the Declaration of Trust or a resolution of the Board specifying a greater or lesser vote requirement, the affirmative vote of a majority of Shares present in person or represented by proxy at a meeting and entitled to vote on the subject matter shall be the act of the Shareholders with respect to any matter submitted to a vote of the Shareholders.
Amendment of Declaration of Trust and Bylaws
Subject to the provisions of the 1940 Act, pursuant to the Declaration of Trust, the Board may amend the Declaration of Trust without any vote of Shareholders. Pursuant to the Declaration of Trust and bylaws, the Board has the exclusive power to amend or repeal the bylaws or adopt new bylaws at any time.
No Appraisal Rights
In certain extraordinary transactions, some jurisdictions provide the right to dissenting Shareholders to demand and receive the fair value of their Shares, subject to certain procedures and requirements set forth in such statute. Those rights are commonly referred to as appraisal rights. The Declaration of Trust provides that Shares shall not entitle Shareholders to appraisal rights.
Conflict with Applicable Laws and Regulations
The Declaration of Trust provides that if and to the extent that any provision of the Declaration of Trust conflicts with any provision of the 1940 Act, the provisions under the Code applicable to the Fund as a RIC or other applicable laws and regulations, the conflicting provision shall be deemed never to have constituted a part of the Declaration of Trust; provided, however, that such determination shall not affect any of the remaining provisions of the Declaration of Trust or affect the validity of any action taken or omitted to be taken prior to such determination.

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TAX ASPECTS
The following is a general summary of certain material U.S. federal income tax considerations applicable to the Fund and an investment in the Fund. The discussion below provides general tax information related to an investment in the Fund, but does not purport to be a complete description of the U.S. federal income tax consequences of an investment in the Fund and does not address any state, local, non-U.S. or other tax consequences. It is based on the Code and U.S. Treasury regulations thereunder and administrative pronouncements, all as of the date hereof, any of which is subject to change, possibly with retroactive effect. In addition, it does not describe all of the tax consequences that may be relevant in light of a Shareholder’s particular circumstances, including (but not limited to) alternative minimum tax consequences and tax consequences applicable to Shareholders subject to special tax rules, such as certain financial institutions; dealers or traders in securities who use a mark-to-market method of tax accounting; persons holding Shares as part of a hedging transaction, wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to Shares; entities classified as partnerships or other pass-through entities for U.S. federal income tax purposes; insurance companies; U.S. Shareholders (as defined below) whose functional currency is not the U.S. dollar; or tax-exempt entities, including “individual retirement accounts” or “Roth IRAs.” Unless otherwise noted, the following discussion applies only to a Shareholder that holds Shares as a capital asset and is a U.S. Shareholder. A “U.S. Shareholder” generally is a beneficial owner of Shares who is for U.S. federal income tax purposes:
•
an individual who is a citizen or resident of the United States;

•
a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•
an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•
a trust if it (a) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A prospective Shareholder that is a partner in a partnership holding Shares should consult his, her or its tax advisors with respect to the purchase, ownership and disposition of Shares.
The discussion set forth herein does not constitute tax advice. Tax laws are complex and often change, and Shareholders should consult their tax advisors about the U.S. federal, state, local or non-U.S. tax consequences of an investment in the Fund.
Taxation of the Fund
The Fund has elected to be treated for U.S. federal income tax purposes, and intends to qualify annually, as a RIC under Subchapter M of the Code. As a RIC, the Fund generally will not be subject to corporate-level U.S. federal income taxes on any ordinary income or capital gains that it distributes as dividends to Shareholders. To qualify as a RIC in any tax year, the Fund must, among other things, satisfy both a source of income test and asset diversification tests. The Fund will qualify as a RIC if (i) at least 90% of the Fund’s gross income for such tax year consists of dividends; interest; payments with respect to certain securities loans; gains from the sale or other disposition of shares, securities or foreign currencies; other income (including, but not limited to, gains from options, futures or forward contracts) derived with respect to its business of investing in such shares, securities or currencies; and net income derived from interests in “qualified publicly-traded partnerships” (such income, “Qualifying RIC Income”); and (ii) the Fund’s holdings are diversified so that, at the end of each quarter of such tax year, (a) at least 50% of the value of the Fund’s total assets is represented by cash and cash equivalents, securities of other RICs, U.S. government securities and other securities, with such other securities limited, in respect of any one issuer, to an amount not greater than 5% of the value of the Fund’s total assets and not greater than 10% of the outstanding voting securities of such issuer and (b) not more than 25% of the value of the Fund’s total assets is invested (x) in securities (other than U.S. government securities or securities of other RICs) of any one issuer or of two or more issuers that the Fund controls and that are engaged in the same, similar or related

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trades or businesses or (y) in the securities of one or more “qualified publicly-traded partnerships.” The Fund’s share of income derived from a partnership other than a “qualified publicly-traded partnership” will be treated as Qualifying RIC Income only to the extent that such income would have constituted Qualifying RIC Income if derived directly by the Fund. A “qualified publicly-traded partnership” is generally defined as an entity that is treated as a partnership for U.S. federal income tax purposes if (1) interests in such entity are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof and (2) less than 90% of its gross income for the relevant tax year consists of Qualifying RIC Income. The Code provides that the Treasury Department may by regulation exclude from Qualifying RIC Income foreign currency gains that are not directly related to the RIC’s principal business of investing in shares or securities (or options and futures with respect to shares or securities). The Fund anticipates that, in general, its foreign currency gains will be directly related to its principal business of investing in shares and securities.
In addition, to maintain RIC tax treatment, the Fund must distribute on a timely basis with respect to each tax year dividends of an amount at least equal to 90% of the sum of its “investment company taxable income” and its net tax-exempt interest income, determined without regard to any deduction for dividends paid, to Shareholders (the “90% distribution requirement”). If the Fund qualifies as a RIC and satisfies the 90% distribution requirement, the Fund generally will not be subject to U.S. federal income tax on its “investment company taxable income” and net capital gains (that is, the excess of net long-term capital gains over net short-term capital losses) that it distributes as dividends to Shareholders (including amounts that are reinvested pursuant to the DRP). In general, a RIC’s “investment company taxable income” for any tax year is its taxable income, determined without regard to net capital gains and with certain other adjustments. The Fund intends to distribute all or substantially all of its “investment company taxable income,” net tax-exempt interest income (if any) and net capital gains on an annual basis. Any taxable income, including any net capital gains that the Fund does not distribute in a timely manner, will be subject to U.S. federal income tax at regular corporate rates.
If the Fund retains any net capital gains for reinvestment, it may elect to treat such capital gains as having been distributed to Shareholders. If the Fund makes such an election, each Shareholder will be required to report its share of such undistributed net capital gains attributed to the Fund as long-term capital gain and will be entitled to claim its share of the U.S. federal income taxes paid by the Fund on such undistributed net capital gains as a credit against its own U.S. federal income tax liability, if any, and to claim a refund on a properly-filed U.S. federal income tax return to the extent that the credit exceeds such liability. In addition, each Shareholder will be entitled to increase the adjusted tax basis of its Shares by the difference between its share of such undistributed net capital gain and the related credit. There can be no assurance that the Fund will make this election if it retains all or a portion of its net capital gain for a tax year.
As a RIC, the Fund will be, subject to a nondeductible 4% federal excise tax on certain undistributed amounts for each calendar year (the “4% excise tax”). To avoid the 4% excise tax, the Fund must distribute in respect of each calendar year dividends of an amount at least equal to the sum of (1) 98% of its ordinary taxable income (taking into account certain deferrals and elections) for the calendar year, (2) 98.2% of its capital gain net income (adjusted for certain ordinary losses) generally for the one-year period ending on October 31 of the calendar year and (3) any ordinary income and capital gains for previous calendar years that were not distributed during those calendar years. For purposes of determining whether the Fund has met this distribution requirement, the Fund will be deemed to have distributed any income or gains previously subject to U.S. federal income tax. Furthermore, any distribution declared by the Fund in October, November or December of any calendar year, payable to Shareholders, of record on a specified date in such a month and actually paid during January of the following calendar year, will be treated for tax purposes as if it had been paid on December 31 of the calendar year in which the distribution was declared. The Fund generally intends to avoid the imposition of the 4% excise tax, but there can be no assurance in this regard.
If the Fund fails to qualify as a RIC or fails to satisfy the 90% distribution requirement in respect of any tax year, the Fund would be subject to U.S. federal income tax at regular corporate rates on its taxable income, including its net capital gains, even if such income were distributed, and all distributions out of earnings and profits would be taxed as ordinary dividend income. Such distributions generally would be eligible for the dividends-received deduction in the case of certain corporate Shareholders and may be eligible to be qualified dividend income in the case of certain non-corporate Shareholders, in each case, subject to certain holding period and other requirements. In addition, the Fund could be required to recognize unrealized

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gains, pay taxes and make distributions (any of which could be subject to interest charges) before re-qualifying for taxation as a RIC. If the Fund fails to satisfy either the income test or asset diversification test described above, in certain cases, however, the Fund may be able to avoid losing its status as a RIC by timely providing notice of such failure to the IRS, curing such failure and possibly paying an additional tax or penalty.
Some of the investments that the Fund is expected to make, such as investments in debt instruments having market discount and/or treated as issued with OID, may cause the Fund to recognize income or gain for U.S. federal income tax purposes prior to the receipt of any corresponding cash or other property. As a result, the Fund may have difficulty meeting the 90% distribution requirement necessary to maintain RIC tax treatment. Because this income will be included in the Fund’s investment company taxable income for the tax year it is accrued, the Fund may be required to make a distribution to Shareholders to meet the 90% distribution requirement described above, even though the Fund will not have received any corresponding cash or property. The Fund may be required to borrow money, dispose of other securities or forgo new investment opportunities for this purpose.
There may be uncertainty as to the appropriate treatment of certain of the Fund’s investments for U.S. federal income tax purposes. In particular, the Fund expects to invest a portion of its net assets in below investment grade instruments. U.S. federal income tax rules with respect to such instruments are not entirely clear about issues such as whether and to what extent the Fund should recognize interest, OID or market discount, when and to what extent deductions may be taken for bad debts or worthless instruments, how payments received on obligations in default should be allocated between principal and income and whether exchanges of debt obligations in a bankruptcy or workout context are taxable. These and other issues will be addressed by the Fund, to the extent necessary, in connection with the Fund’s general intention to distribute sufficient income to qualify, and maintain its qualification to be subject to tax as a RIC and to minimize the risk that it becomes subject to U.S. federal income or excise tax.
Income received by the Fund from sources outside the United States may be subject to withholding and other taxes imposed by such countries, thereby reducing income available to the Fund. Tax conventions between certain countries and the United States may reduce or eliminate such taxes. The Fund generally intends to conduct its investment activities to minimize the impact of foreign taxation, but there is no guarantee that the Fund will be successful in this regard. If more than 50% of the value of the Fund’s total assets at the close of its tax year consists of securities of foreign corporations, the Fund will be eligible to elect to “pass-through” to the Shareholders the foreign source amount of income deemed earned and the respective amount of foreign taxes paid by the Fund. If the Fund so elects, each Shareholder would be required to include in gross income, even though not actually received, each Shareholder’s pro rata share of the foreign taxes paid or deemed paid by the Fund, but would be treated as having paid its pro rata share of such foreign taxes and would therefore be allowed to either deduct such amount in computing taxable income or use such amount (subject to various limitations) as a foreign tax credit against federal income tax (but not both).
The Fund may invest in shares of foreign companies that are classified under the Code as passive foreign investment companies (“PFICs”). In general, a foreign company is considered a PFIC if at least 50% of its assets constitute investment-type assets or 75% or more of its gross income is investment-type income. In general under the PFIC rules, an “excess distribution” received with respect to PFIC shares is treated as having been realized ratably over the period during which the Fund held the PFIC shares. The Fund generally will be subject to tax on the portion, if any, of the excess distribution that is allocated to the Fund’s holding period in prior tax years (and an interest factor will be added to the tax, as if the tax had actually been payable in such prior tax years) even though the Fund distributes the corresponding income to Shareholders. Excess distributions include any gain from the sale of PFIC shares as well as certain distributions from a PFIC. All excess distributions are taxable as ordinary income.
The Fund may be eligible to elect alternative tax treatment with respect to PFIC shares. Under one such election (i.e., a “QEF” election), the Fund generally would be required to include in its gross income its share of the earnings of a PFIC on a current basis, regardless of whether any distributions are received from the PFIC. If this election is made, the special rules, discussed above, relating to the taxation of excess distributions, would not apply. Furthermore, under U.S. Treasury Regulations, certain income derived by the Fund from a PFIC with respect to which the Fund has made a QEF election would generally constitute qualifying income for purposes of determining the Fund’s ability to be subject to tax as a RIC to the extent

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the PFIC makes distributions of that income to the Fund or if the income was derived with respect to the Fund’s business of investing. Alternatively, the Fund may be able to elect to mark its PFIC shares to market, resulting in any unrealized gains at the Fund’s tax year end being treated as though they were recognized and reported as ordinary income. Any mark-to-market losses and any loss from an actual disposition of the PFIC’s Shares would be deductible as ordinary losses to the extent of any net mark-to-market gains included in income in prior tax years with respect to shares in the same PFIC.
Because the application of the PFIC rules may affect, among other things, the character of gains, the amount of gain or loss and the timing of the recognition of income, gain or loss with respect to PFIC shares, as well as subject the Fund itself to tax on certain income from PFIC shares, the amount that must be distributed to Fund Shareholders, and which will be recognized by Fund Shareholders as ordinary income or long-term capital gain, may be increased or decreased substantially as compared to a fund that did not invest in PFIC shares. Note that distributions from a PFIC are not eligible for the reduced rate of tax on distributions of “qualified dividend income” as discussed below.
Some of the CLOs in which the Fund invests may be PFICs, which are generally subject to the tax consequences described above. Investment in certain equity interests of CLOs that are subject to treatment as PFICs for U.S. federal income tax purposes may cause the Fund to recognize income in a tax year in excess of the Fund’s distributions from such CLOs, PFICs and the Fund’s proceeds from sales or other dispositions of equity interests in other CLOs and other PFICs during that tax year. As a result, the Fund generally would be required to distribute such income to satisfy the 90% distribution requirement applicable to RICs.
If the Fund holds more than 10% of the interests treated as equity for U.S. federal income tax purposes in a foreign corporation that is treated as a controlled foreign corporation (“CFC”), including equity tranche investments and certain debt tranche investments in a CLO treated as a CFC, the Fund may be treated as receiving a deemed distribution (taxable as ordinary income) each tax year from such foreign corporation of an amount equal to the Fund’s pro rata share of the foreign corporation’s earnings for such tax year (including both ordinary earnings and capital gains), whether or not the corporation makes an actual distribution to the Fund during such tax year. This deemed distribution is required to be included in the income of certain U.S. shareholders of a CFC, such as the Fund, regardless of whether a U.S. shareholder has made a QEF election with respect to such CFC. The Fund is generally required to distribute such income in order to satisfy the 90% distribution requirement applicable to RICs, even to the extent the Fund’s income from a CFC exceeds the distributions from the CFC and the Fund’s proceeds from the sales or other dispositions of CFC stock during that tax year. As such, the Fund may limit and/or manage its holdings in issuers that could be treated as CFCs in order to ensure the Fund’s continued qualification as a RIC and/or maximize the Fund’s after-tax return from these investments. In general, a foreign corporation will be treated as a CFC for U.S. federal income tax purposes if more than 50% of the shares of the foreign corporation, measured by reference to combined voting power or value, is owned (directly, indirectly or by attribution) by U.S. Shareholders. A “U.S. Shareholder,” for this purpose, is any U.S. person that possesses (actually or constructively) 10% or more of the combined voting power or value of all classes of shares of a corporation.
The functional currency of the Fund, for U.S. federal income tax purposes, is the U.S. dollar. Gains or losses attributable to fluctuations in foreign currency exchange rates that occur between the time a Fund accrues interest income or other receivables or accrues expenses or other liabilities denominated in a foreign currency and the time the Fund actually collects such receivables or pays such liabilities generally are respectively characterized as ordinary income or ordinary loss for U.S. federal income tax purposes. Similarly, on the sale of other disposition of certain investments, including debt securities, certain forward contracts, as well as other derivative financial instruments, denominated in a foreign currency, gains or losses attributable to fluctuations in the value of foreign currency between the date of acquisition of the security or contract and the date of disposition also are generally treated as ordinary gain or loss. These gains and losses, referred to under the Code as “section 988” gains and losses, may increase or decrease the amount of the Fund’s investment company taxable income subject to distribution to Fund Shareholders as ordinary income. For example, fluctuations in exchange rates may increase the amount of income that the Fund must distribute to qualify for tax treatment as a RIC and to prevent application of an excise tax on undistributed income. Alternatively, fluctuations in exchange rates may decrease or eliminate income available for distribution. If section 988 losses exceed other investment company taxable income during a tax year, the Fund would not be able to distribute amounts considered dividends for U.S. federal income tax purposes, and any distributions

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during a tax year made by the Fund before such losses were recognized would be re-characterized as a return of capital to Fund Shareholders for U.S. federal income tax purposes, rather than as ordinary dividend income, and would reduce each Fund Shareholder’s tax basis in Shares.
If the Fund utilizes leverage through the issuance of Preferred Shares or borrowings, it will be prohibited from declaring a distribution or dividend if it would fail the applicable asset coverage test(s) under the 1940 Act after the payment of such distribution or dividend. In addition, certain covenants in credit facilities or indentures may impose greater restrictions on the Fund’s ability to declare and pay dividends on Shares. Limits on the Fund’s ability to pay dividends on Shares may prevent the Fund from meeting the 90% distribution requirement described above and, as a result, may affect the Fund’s ability to be subject to tax as a RIC or subject the Fund to the 4% excise tax. The Fund endeavors to avoid restrictions on its ability to make distribution payments. If the Fund is precluded from making distributions on Shares because of any applicable asset coverage requirements, the terms of Preferred Shares (if any) may provide that any amounts so precluded from being distributed, but required to be distributed by the Fund to enable the Fund to satisfy the 90% distribution requirement that would enable the Fund to be subject to tax as a RIC, will be paid to the holders of Preferred Shares as a special distribution. This distribution can be expected to decrease the amount that holders of Preferred Shares would be entitled to receive upon redemption or liquidation of such Preferred Shares.
Certain of the Fund’s investments are expected to be subject to special U.S. federal income tax provisions that may, among other things, (1) disallow, suspend or otherwise limit the allowance of certain losses or deductions, (2) convert lower-taxed long-term capital gains into higher-taxed short-term capital gains or ordinary income, (3) convert an ordinary loss or a deduction into a capital loss, the deductibility of which is more limited, (4) adversely affect when a purchase or sale of shares or securities is deemed to occur, (5) adversely alter the intended characterization of certain complex financial transactions, (6) cause the Fund to recognize income or gain without a corresponding receipt of cash, (7) treat dividends that would otherwise constitute qualified dividend income as non-qualified dividend income, (8) treat dividends that would otherwise be eligible for the corporate dividends received deduction as ineligible for such treatment and (9) produce income that will not constitute Qualifying RIC Income. The application of these rules could cause the Fund to be subject to U.S. federal income tax or the 4% excise tax and, under certain circumstances, could affect the Fund’s status as a RIC. The Fund monitors its investments and may make certain tax elections to mitigate the effect of these provisions.
Under current tax law, conversion between share classes is generally not expected to be a taxable event to the Shareholder.
The remainder of this discussion assumes that the Fund has qualified and maintain its qualification as a RIC and has satisfied the 90% distribution requirement described above.
Taxation of U.S. Shareholders
Distributions
Distributions of the Fund’s ordinary income and net short-term capital gains will, except as described below with respect to distributions of “qualified dividend income,” generally be taxable to Shareholders as ordinary income to the extent such distributions are paid out of the Fund’s current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Distributions (or deemed distributions, as described above), if any, of net capital gains will be taxable as long-term capital gains, regardless of the length of time a Shareholder has owned Shares. The ultimate tax characterization of the Fund’s distributions made in a tax year cannot be determined until after the end of the tax year. As a result, the Fund may make total distributions during a tax year in an amount that exceeds the current and accumulated earnings and profits of the Fund. A distribution of an amount in excess of the Fund’s current and accumulated earnings and profits will be treated by a Shareholder as a return of capital that will be applied against and reduce the Shareholder’s tax basis in its Shares. To the extent that the amount of any such distribution exceeds the Shareholder’s tax basis in its Shares, the excess will be treated as gain from a sale or exchange of Shares. Distributions will be treated in the manner described above regardless of whether such distributions are paid in cash or invested in additional Shares. Generally, for U.S. federal income tax purposes, a Shareholder receiving Shares under the DRP will be treated as having received a distribution equal to the fair market value of such Shares on the date the Shares are credited to the Shareholder’s account.

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A return of capital to Shareholders is a return of a portion of their original investment in the Fund, thereby reducing the tax basis of their investment. As a result from such reduction in tax basis, Shareholders may be subject to tax in connection with the sale of Shares, even if such Shares are sold at a loss relative to the Shareholder’s original investment.
It is expected that a substantial portion of the Fund’s income will consist of ordinary income. For example, interest and OID derived by the Fund characterized as ordinary income for U.S. federal income tax purposes. In addition, gain derived by the Fund from the disposition of debt instruments with “market discount” (generally, securities with a fixed maturity date of more than one year from the date of issuance acquired by the Fund at a price below the lesser of their stated redemption price at maturity or accreted value, in the case of securities with OID) will be characterized as ordinary income for U.S. federal income tax purposes to the extent of the market discount that has accrued, as determined for U.S. federal income tax purposes, at the time of such disposition, unless the Fund makes an election to accrue market discount on a current basis. In addition, certain of the Fund’s investments will be subject to other special U.S. federal income tax provisions that may affect the character, increase the amount and/or accelerate the timing of distributions to Shareholders.
Certain distributions reported by the Fund as Section 163(j) interest dividends may be treated as interest income by Shareholders for purposes of the tax rules applicable to interest expense limitations under Section 163(j). Such treatment by the Shareholder is generally subject to holding period requirements and other potential limitations, although the holding period requirements are generally not applicable to dividends declared by money market funds and certain other funds that declare dividends daily and pay such dividends on a monthly or more frequent basis. The amount that the Fund is eligible to report as a Section 163(j) dividend for a tax year is generally limited to the excess of the Fund’s business interest income over the sum of the Fund’s (i) business interest expense and (ii) other deductions properly allocable to the Fund’s business interest income.
Distributions made by the Fund to a corporate Shareholder will qualify for the dividends-received deduction only to the extent that the distributions consist of qualifying dividends received by the Fund. In addition, any portion of the Fund’s dividends otherwise qualifying for the dividends-received deduction will be disallowed or reduced if the corporate Shareholder fails to satisfy certain requirements, including a holding period requirement, with respect to its Shares. Distributions of “qualified dividend income” to an individual or other non-corporate Shareholder will be treated as “qualified dividend income” to such Shareholder and generally will be taxed at long-term capital gain rates, provided the Shareholder satisfies the applicable holding period and other requirements. “Qualified dividend income” generally includes dividends from domestic corporations and dividends from foreign corporations that meet certain specified criteria. Given the Fund’s investment strategy, it is not expected that a significant portion of the distributions made by the Fund will be eligible for the dividends-received deduction or the reduced rates applicable to “qualified dividend income.”
If a person acquires Shares shortly before the record date of a distribution, the price of the Shares may include the value of the distribution, and the person will be subject to tax on the distribution even though economically it may represent a return of his, her or its investment in such Shares.
Distributions paid by the Fund generally will be treated as received by a Shareholder at the time the distribution is made. However, the Fund may, under certain circumstances, elect to treat a distribution that is paid during the following tax year as if it had been paid during the tax year in which the income or gains supporting the distribution was earned. If the Fund makes such an election, the Shareholder will still be treated as receiving the distribution in the tax year in which the distribution is received. In this instance, however, any distribution declared by the Fund in October, November or December of any calendar year, payable to Shareholders of record on a specified date in such a month and actually paid during January of the following calendar year, will be treated for tax purposes as if it had been received by Shareholders on December 31 of the calendar year in which the distribution was declared.
The Fund (or if a Shareholder holds Shares through an intermediary, such intermediary) will send to its Shareholders, as promptly as possible after the end of each calendar year the U.S. federal tax status of distributions, including the amounts includible in such Shareholder’s taxable income for such year as ordinary income and as long-term capital gain. In addition, the federal tax status of each year’s distributions generally will be reported to the IRS, including the amount of distributions, if any, eligible for the preferential

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maximum rate generally applicable to long-term capital gains. Shareholders receiving distributions in the form of additional Shares will receive a report as to the NAV of those Shares. Distributions paid by the Fund generally will not be eligible for the corporate dividends received deduction or the preferential tax rate applicable to Qualifying Dividends because the Fund’s income generally will not consist of dividends.
Distributions may also be subject to additional state, local and foreign taxes depending on a Shareholder’s particular situation.
Sale or Exchange of Shares
The repurchase or transfer of Shares may result in a taxable gain or loss to the tendering Shareholder. Different tax consequences may apply for tendering and non-tendering Shareholders in connection with a repurchase offer. For example, if a Shareholder does not tender all of his or her Shares, such repurchase may not be treated as a sale or exchange for U.S. federal income tax purposes, and may result in deemed distributions to non-tendering Shareholders. On the other hand, Shareholders holding Shares as capital assets who tender all of their Shares (including Shares deemed owned by Shareholders under constructive ownership rules) will be treated as having sold their Shares and generally will recognize capital gain or loss. The amount of the gain or loss will be equal to the difference between the amount received for the Shares and the Shareholder’s adjusted tax basis in the relevant Shares. Such gain or loss generally will be a long-term capital gain or loss if the Shareholder has held such Shares as capital assets for more than one year. Otherwise, the gain or loss will be treated as short-term capital gain or loss.
Losses realized by a Shareholder on the sale or exchange of Shares held as capital assets for six months or less will be treated as long-term capital losses to the extent of any distribution of long-term capital gains received (or deemed received, as discussed above) with respect to such Shares. In addition, no loss will be allowed on a sale or other disposition of Shares if the Shareholder acquires (including through reinvestment of distributions or otherwise) Shares, or enters into a contract or option to acquire Shares, within 30 days before or after any disposition of such Shares at a loss. In such a case, the basis of the Shares acquired will be adjusted to reflect the disallowed loss. Under current law, net capital gains recognized by non-corporate Shareholders are generally subject to U.S. federal income tax at lower rates than the rates applicable to ordinary income.
In general, Shareholders currently are generally subject to a maximum federal income tax rate of either 15% or 20% (depending on whether the Shareholder’s income exceeds certain threshold amounts) on their net capital gain (i.e., the excess of realized net long-term capital gains over realized net short-term capital losses), including any long-term capital gain derived from an investment in Shares. Such rate is lower than the maximum rate on ordinary income currently payable by individuals. Corporate Shareholders currently are subject to U.S. federal income tax on net capital gain at the maximum rate also applied to ordinary income (currently at 21%). Non-corporate Shareholders with net capital losses for a tax year (i.e., capital losses in excess of capital gains) generally may deduct up to $3,000 of such losses against their ordinary income each tax year. Any net capital losses of a non-corporate Shareholder in excess of $3,000 generally may be carried forward and used in subsequent tax years as provided in the Code. Corporate Shareholders generally may not deduct any net capital losses for a tax year, but may carry back such losses for three tax years or carry forward such losses for five tax years.
An additional 3.8% Medicare tax is imposed on certain net investment income (including ordinary dividends and capital gain distributions received from the Fund and net gains from redemptions or other taxable dispositions of Shares) of U.S. individuals, estates and trusts to the extent that such person’s “modified adjusted gross income” (in the case of an individual) or “adjusted gross income” (in the case of an estate or trust) exceeds certain threshold amounts. U.S. persons that are individuals, estates or trusts are urged to consult their tax advisors regarding the applicability of this tax to their income and gains in respect of their investment in the Fund.
Under U.S. Treasury regulations, if a Shareholder recognizes losses with respect to Shares of $2 million or more for an individual Shareholder or $10 million or more for a corporate Shareholder, the Shareholder must file with the IRS a disclosure statement on IRS Form 8886. Direct shareholders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, shareholders of a RIC are not excepted. Future guidance may extend the current exception from this reporting requirement to shareholders of most or all RICs. The fact that a loss is reportable under these regulations does not affect

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the legal determination of whether the taxpayer’s treatment of the loss is proper. Shareholders should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.
Reporting of adjusted cost basis information is required for covered securities, which generally include shares of a RIC acquired after January 1, 2012, to the IRS and to taxpayers. Shareholders should contact their Financial Intermediaries with respect to reporting of cost basis and available elections for their accounts.
Backup Withholding and Information Reporting
Information returns will be filed with the IRS in connection with payments on Shares and the proceeds from a sale or other disposition of Shares. A Shareholder will be subject to backup withholding on all such payments if it fails to provide the payor with its correct taxpayer identification number (generally, in the case of a U.S. resident Shareholder, on an IRS Form W-9) and to make required certifications or otherwise establish an exemption from backup withholding. Corporate Shareholders and certain other Shareholders generally are exempt from backup withholding. Backup withholding is not an additional tax. Any amounts withheld as backup withholding may be credited against the applicable Shareholder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.
Taxation of Non-U.S. Shareholders
Whether an investment in the Fund is appropriate for a non-U.S. Shareholder (as defined below) will depend upon that investor’s particular circumstances. An investment in the Fund by a non-U.S. Shareholder may have adverse tax consequences. Non-U.S. Shareholders should consult their tax advisors before investing in Shares.
The U.S. federal income taxation of a Shareholder that is a nonresident alien individual, a foreign trust or estate or a foreign corporation, as defined for U.S. federal income tax purposes (a “non-U.S. Shareholder”), depends on whether the income that the Shareholder derives from the Fund is “effectively connected” with a U.S. trade or business carried on by the Shareholder.
If the income that a non-U.S. Shareholder derives from the Fund is not “effectively connected” with a U.S. trade or business carried on by such non-U.S. Shareholder, distributions of “investment company taxable income” will generally be subject to a U.S. federal withholding tax at a rate of 30% (or a lower rate provided under an applicable treaty). Alternatively, if the income that a non-U.S. Shareholder derives from the Fund is effectively connected with a U.S. trade or business of the non-U.S. Shareholder, the Fund will not be required to withhold U.S. federal tax if the non-U.S. Shareholder complies with applicable certification and disclosure requirements, although such income will be subject to U.S. federal income tax in the manner described below and at the rates applicable to U.S. residents. Backup withholding will not, however, be applied to payments that have been subject to this 30% withholding tax applicable to non-U.S. Shareholders.
A non-U.S. Shareholder whose income from the Fund is not “effectively connected” with a U.S. trade or business will generally be exempt from U.S. federal income tax on capital gains distributions, any amounts retained by the Fund that are designated as undistributed capital gains and any gains realized upon the sale or exchange of Shares. If, however, such a non-U.S. Shareholder is a nonresident alien individual and is physically present in the United States for 183 days or more during the tax year and meets certain other requirements such capital gains distributions, undistributed capital gains and gains from the sale or exchange of Shares will be subject to a 30% U.S. tax.
Furthermore, properly reported distributions by the Fund and received by non-U.S. Shareholders are generally exempt from U.S. federal withholding tax when they (a) are paid by the Fund in respect of the Fund’s “qualified net interest income” (i.e., the Fund’s U.S. source interest income, subject to certain exceptions, reduced by expenses that are allocable to such income), or (b) are paid by the Fund in connection with the Fund’s “qualified short-term capital gains” (generally, the excess of the Fund’s net short-term capital gains over the Fund’s long-term capital losses for such tax year). However, depending on the circumstances, the Fund may report all, some or none of the Fund’s potentially eligible distributions as derived from such qualified net interest income or from such qualified short-term capital gains, and a portion of such distributions (e.g., derived from interest from non-U.S. sources or any foreign currency gains) would be ineligible for this potential exemption from withholding. Moreover, in the case of Shares held through an intermediary, the intermediary may have withheld amounts even if the Fund reported all or a

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portion of a distribution as exempt from U.S. federal withholding tax. To qualify for this exemption from withholding, a non-U.S. Shareholder must comply with applicable certification requirements relating to its non-U.S. tax residency status (including, in general, furnishing an IRS Form W-8BEN, IRS Form W-8BEN-E, IRS Form W-8ECI, IRS Form W-8IMY or IRS Form W-8EXP, or an acceptable substitute or successor form). Thus, an investment in the Shares by a non-U.S. Shareholder may have adverse tax consequences as compared to a direct investment in the assets in which the Fund will invest.
If the income from the Fund is “effectively connected” with a U.S. trade or business carried on by a non-U.S. Shareholder, any distributions of “investment company taxable income,” capital gains distributions, amounts retained by the Fund that are designated as undistributed capital gains and any gains realized upon the sale or exchange of Shares will be subject to U.S. income tax, on a net income basis, in the same manner, and at the graduated rates applicable to, U.S. persons. If such a non-U.S. Shareholder is a corporation, it may also be subject to the U.S. branch profits tax.
A non-U.S. Shareholder other than a corporation may be subject to backup withholding on net capital gains distributions that are otherwise exempt from withholding tax or on distributions that would otherwise be taxable at a reduced treaty rate if such Shareholder does not certify its non-U.S. status under penalties of perjury or otherwise establish an exemption.
If the Fund distributes net capital gains in the form of deemed rather than actual distributions, a non-U.S. Shareholder will be entitled to a U.S. federal income tax credit or tax refund equal to the Shareholder’s allocable share of the tax the Fund pays on the capital gains deemed to have been distributed. To obtain the refund, the non-U.S. Shareholder must obtain a U.S. taxpayer identification number and file a federal income tax return even if the non-U.S. Shareholder would not otherwise be required to obtain a U.S. taxpayer identification number or file a federal income tax return.
Under the Foreign Account Tax Compliance Act provisions of the Code, the Fund is required to withhold U.S. tax (at a 30% rate) on payments of taxable dividends made to certain non-U.S. entities that fail to comply (or be deemed compliant) with extensive reporting and withholding requirements in the Code designed to inform the U.S. Department of the Treasury of U.S.-owned foreign investment accounts. Shareholders may be requested to provide additional information to the Fund to enable the Fund to determine whether withholding is required.
The tax consequences to a non-U.S. Shareholder entitled to claim the benefits of an applicable tax treaty may differ from those described herein. Non-U.S. Shareholders are advised to consult their tax advisors with respect to the particular tax consequences to them of an investment in the Fund, including the potential application of the U.S. estate tax.
Other Taxes
Shareholders may be subject to state, local and non-U.S. taxes applicable to their investment in the Fund. In those states or localities, entity-level tax treatment and the treatment of distributions made to Shareholders under those jurisdictions’ tax laws may differ from the treatment under the Code. Accordingly, an investment in Shares may have tax consequences for Shareholders that are different from those of a direct investment in the Fund’s portfolio investments. Shareholders are advised to consult their tax advisors with respect to the particular tax consequences to them of an investment in the Fund.

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ERISA CONSIDERATIONS
Employee benefit plans and other plans subject to ERISA or Section 4975 of the Code, including corporate savings and 401(k) plans, IRAs and Keogh Plans (each, a “Plan”). may purchase Shares. ERISA imposes certain general and specific responsibilities on persons who are fiduciaries with respect to a Plan that is subject to ERISA, including prudence, diversification, prohibited transactions and other standards, and Section 4975 of the Code imposes prohibited transaction restrictions on persons who are fiduciaries with respect to a Plan that is subject to Section 4975 of the Code. Because the Fund is registered as an investment company under the 1940 Act, the underlying assets of the Fund will not be considered to be “plan assets” of any Plan investing in the Fund for purposes of the fiduciary responsibility and prohibited transaction rules under Title I of ERISA or Section 4975 of the Code. Thus, none of the Fund or the Advisers will be a fiduciary within the meaning of ERISA or Section 4975 of the Code with respect to the assets of any Plan that becomes a Shareholder, solely as a result of the Plan’s investment in the Fund.
The provisions of ERISA and Section 4975 of the Code are subject to extensive and continuing administrative and judicial interpretation and review. The discussion of ERISA and Section 4975 of the Code contained herein is, of necessity, general and may be affected by future publication of regulations and rulings. Potential investors should consult their legal advisers regarding the consequences under ERISA and/or the Code of an investment in the Fund through a Plan.

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ANTI-TAKEOVER PROVISIONS IN THE DECLARATION OF TRUST
The Declaration of Trust includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund or to change the composition of the Board. These provisions may have the effect of discouraging attempts to acquire control of the Fund, which attempts could have the effect of increasing the expenses of the Fund and interfering with the normal operation of the Fund. The Trustees are elected for indefinite terms and do not stand for reelection. A Trustee may be removed from office (i) with cause only by a written instrument signed or adopted by two-thirds of the remaining Trustees; or (ii) without cause only by a written instrument signed or adopted by all of the remaining Trustees. The Declaration of Trust does not contain any other specific inhibiting provisions that would operate only with respect to an extraordinary transaction such as a merger, reorganization, tender offer, sale or transfer of substantially all of the Fund’s asset, or liquidation. Reference should be made to the Declaration of Trust on file with the SEC for the full text of these provisions.

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PLAN OF DISTRIBUTION
ALPS Distributors, Inc., located at 1290 Broadway, Suite 1000, Denver, CO 80203, serves as the Fund’s principal underwriter and acts as the Distributor of the Fund’s Shares on a best efforts basis, subject to various conditions. Class I Shares are offered for sale through the Distributor at NAV. The Distributor also may enter into agreements with Financial Intermediaries for the sale and servicing of the Fund’s Shares. The Fund offers on a continuous basis an unlimited number of shares of beneficial interest through the Distributor. No arrangement has been made to place funds received in an escrow, trust or similar account. The Distributor is not required to sell any specific number or dollar amount of the Fund’s Shares but will use its best efforts to solicit orders for the purchase of the Shares. Shares of the Fund will not be listed on any national securities exchange and the Distributor will not act as a market marker in Shares.
The Distributor has entered into a wholesale marketing agreement with CION Securities, a registered broker-dealer and an affiliate of CION. Pursuant to the terms of the wholesale marketing agreement, CION Securities will seek to market and otherwise promote the Fund through various wholesale distribution channels, including, but not limited to, regional and independent retail broker-dealers and registered investment advisers.
The Advisers or their affiliates, in the Advisers’ discretion and from their own resources, may pay Additional Compensation to Financial Intermediaries in connection with the sale of Shares. In return for the Additional Compensation, the Fund may receive certain marketing advantages including access to a Financial Intermediaries’ registered representatives, placement on a list of investment options offered by a Financial Intermediary, or the ability to assist in training and educating the Financial Intermediaries. The Additional Compensation may differ among Financial Intermediaries in amount or in the manner of calculation: payments of Additional Compensation may be fixed dollar amounts, or based on the aggregate value of outstanding Shares held by Shareholders introduced by the Financial Intermediary, or determined in some other manner. The receipt of Additional Compensation by a selling Financial Intermediary may create potential conflicts of interest between an investor and its Financial Intermediary who is recommending the Fund over other potential investments. Additionally, the Fund pays a servicing fee to the Financial Intermediaries or financial institutions and for providing ongoing services in respect of clients with whom it has distributed shares of the Fund. Such services may include electronic processing of client orders, electronic fund transfers between clients and the Fund, account reconciliations with the Fund’s transfer agent, facilitation of electronic delivery to clients of Fund documentation, monitoring client accounts for back-up withholding and any other special tax reporting obligations, maintenance of books and records with respect to the foregoing, and such other information and ongoing liaison services as the Fund or the Advisers may reasonably request.
The Fund and the Advisers have agreed to indemnify the Distributor against certain liabilities, including liabilities under the 1933 Act, or to contribute to payments the Distributor may be required to make because of any of those liabilities. Such agreement does not include indemnification of the Distributor against liability resulting from willful misfeasance, bad faith or negligence on the part of the Distributor in the performance of its duties or from reckless disregard by the Distributor of its obligations and duties under the Distribution Agreement.
Purchasing Shares
Investors may purchase Shares directly from the Fund in accordance with the instructions below. Investors will be assessed fees for returned checks and stop payment orders at prevailing rates charged by SS&C GIDS, Inc. The returned check and stop payment fee is currently $25. Investors may buy and sell Shares of the Fund through Financial Intermediaries. Orders will be priced at the appropriate price next computed after it is received by a Financial Intermediary and accepted by the Fund. A Financial Intermediary may hold Shares in an omnibus account in the Financial Intermediary’s name or the Financial Intermediary may maintain individual ownership records. The Fund may pay the Financial Intermediary for maintaining individual ownership records as well as providing other shareholder services. Financial Intermediaries may charge fees for the services they provide in connection with processing your transaction order or maintaining an investor’s account with them. Investors should check with their Financial Intermediary to determine if it is subject to these arrangements. Financial Intermediaries are responsible for placing orders correctly and promptly with the Fund, forwarding payment promptly. Orders transmitted with a Financial Intermediary before the close of regular trading (generally 4:00 p.m., Eastern Time) on a

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day that the NYSE is open for business, will be priced based on the Fund’s NAV next computed after it is received by the Financial Intermediary.
Investors may purchase Shares through a broker-dealer or Financial Intermediary that may establish different minimum investment requirements than the Fund and may also independently charge transaction fees and additional amounts (which may vary) in return for its services, which will reduce an investor’s return. Shares purchased through a broker-dealer or Financial Intermediary will normally be held in an investor’s account with that firm.
The availability of sales charge waivers, discounts, and/or breakpoints may depend on the particular Financial Intermediary or type of account through which an investor purchases or holds Shares. Investors should contact their Financial Intermediary for more information regarding applicable sales charge waivers and discounts available to them and the Financial Intermediary’s related policies and procedures.
If an investment is made through an IRA, Keogh plan or 401(k) plan, an approved trustee must process and forward the subscription to the Fund. In such case, the Fund will send the confirmation and notice of its acceptance to the trustee.
By Mail
To make an initial purchase by mail, complete an account application and mail the application, together with a check made payable to CION Ares Diversified Credit Fund to:
Regular Mail:
CION Ares Diversified Credit Fund
SS&C GIDS, Inc.
P.O. Box 219422
Kansas City, MO 64121-9422
Overnight Mail:
Please call 1-888-729-4266 for the overnight mailing address.
All checks must be in US Dollars drawn on a domestic bank. The Fund will not accept payment in cash or money orders. The Fund may accept cashier’s checks in amounts greater than $10,000. To prevent check fraud, the Fund will neither accept third party checks, Treasury checks, credit card checks, traveler’s checks or starter checks for the purchase of shares, nor post-dated checks, postdated on-line bill pay checks, or any conditional purchase order or payment.
The transfer agent will charge a $25 fee against an investor’s account, in addition to any loss sustained by the Fund, for any payment that is returned. It is the policy of the Fund not to accept applications under certain circumstances or in amounts considered disadvantageous to Shareholders. The Fund reserves the right to reject any application.
By Wire — Initial Investment
To make an initial investment in the Fund, the transfer agent must receive a completed account application from a Financial Intermediary before an investor wires funds. The Financial Intermediary may mail or overnight deliver an account application to the transfer agent. Upon receipt of the completed account application, the transfer agent will establish an account. The account number assigned will be required as part of the instruction that should be provided to an investor’s bank to send the wire. An investor’s bank must include both the name of the Fund, the account number, and the investor’s name so that monies can be correctly applied. If you wish to wire money to make an investment in the Fund, please call the Fund at 800-343-3736 for wiring instructions and to notify the Fund that a wire transfer is coming. Any commercial bank can transfer same-day funds via wire. The Fund will normally accept wired funds for investment on the day received if they are received by the Fund’s designated bank before the close of regular trading on the NYSE. Your bank may charge you a fee for wiring same-day funds. The bank should transmit funds by wire to:

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ABA #: 101 000 695
Credit: UMB Bank, NA
Account #: 9872291549
Further Credit:
CION Ares Diversified Credit Fund
(shareholder registration)
(shareholder account number)
Automatic Investment Plan — Subsequent Investments
You may participate in the Fund’s Automatic Investment Plan, an investment plan that automatically moves money from your bank account and invests it in the Fund through the use of electronic funds transfers or automatic bank drafts. You may elect to make subsequent investments by transfers of a minimum of $100 on specified days of each month into your established Fund account. Please contact your registered representative/investment advisor for more information about the Fund’s Automatic Investment Plan.
In compliance with the USA Patriot Act of 2001, SS&C GIDS, Inc. will verify certain information on each account application as part of the Fund’s Anti-Money Laundering Program. As requested on the application, investors must supply full name, date of birth, social security number and permanent street address. Mailing addresses containing only a P.O. Box will not be accepted. Registered representatives/investment advisors may call Investor Relations at 888-729-4266 for additional assistance when completing an application.
If SS&C GIDS, Inc. does not have a reasonable belief of the identity of a customer, the account will be rejected or the customer will not be allowed to perform a transaction on the account until such information is received. The Fund also may reserve the right to close the account within 5 business days if clarifying information/documentation is not received.
Purchase Terms
The minimum initial purchase by an investor is $1,000,000. The Fund reserves the right to waive the investment minimum. The Fund may permit a Financial Intermediary to waive the initial minimum per shareholder for Class I Shares in the following situations: broker-dealers purchasing fund shares for clients in broker-sponsored discretionary fee-based advisory programs; Financial Intermediaries with clients of a registered investment advisor (RIA) who have entered into an agreement to offer institutional shares through a no-load program or investment platform; and certain other situations deemed appropriate by the Fund. The Fund’s Class I Shares are offered for sale through its Distributor at NAV. The price of Class I Shares during the Fund’s continuous offering will fluctuate over time with the NAV of the Shares.
Share Class Considerations
When selecting a share class, you should consider the following:
•
which share classes are available to you;

•
how much you intend to invest;

•
how long you expect to own the shares; and

•
total costs and expenses associated with a particular share class.

Each investor’s financial considerations are different. You should speak with your financial advisor to help you decide which share class is best for you. Not all Financial Intermediaries offer all classes of Shares. If your Financial Intermediary offers more than one class of Shares, you should carefully consider which class of Shares to purchase.
Class I Shares
Class I Shares are sold at the prevailing NAV per Class I Share and are not subject to any upfront sales charge. Class I Shares are not subject to a distribution fee, shareholder servicing fees, or contingent deferred sales charge. Class I Shares may only be available through certain Financial Intermediaries. Because the Class I Shares of the Fund are sold at the prevailing NAV per Class I Share without an upfront sales charge,

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the entire amount of your purchase is available for investment immediately. However, for all accounts, Class I Shares require a minimum investment of $1,000,000, while subsequent investments may be made with any amount. The Fund reserves the right to waive the investment minimum.
About the Distributor
ALPS Distributors, Inc., located at 1290 Broadway, Suite 1000, Denver, CO 80203, serves as distributor of the Fund’s Shares.

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DISTRIBUTIONS
The Fund intends to make a distribution each month to its Shareholders of the net investment income of the Fund after payment of Fund operating expenses. The dividend rate may be modified by the Board from time to time. Distributions can only be made from net investment income after paying any accrued dividends to holders of Preferred Shares.
To the extent that any portion of the Fund’s monthly distributions are considered a return of capital to Shareholders, such portion would not be considered dividends for U.S. federal income tax purposes, and would represent a return of the amounts that such Shareholders invested. Although such return of capital distributions are not currently taxable to Shareholders, such distributions will have the effect of lowering a Shareholder’s tax basis in such Shares, and could result in a higher tax liability when the Shares are sold, even if they have not increased in value, or in fact, have lost value. The Fund’s final distribution for each tax year is expected to include any remaining investment company taxable income and net tax-exempt income undistributed during the tax year, as well as any undistributed net capital gain realized during the tax year. If the total distributions made in any tax year exceed investment company taxable income, net tax-exempt income and net capital gain, such excess distributed amount would be treated as ordinary dividend income to the extent of the Fund’s current and accumulated earnings and profits. This distribution policy, may, under certain circumstances, have adverse consequences to the Fund and its Shareholders because it may result in a return of capital resulting in less of a Shareholder’s assets being invested in the Fund and, over time, increase the Fund’s expense ratio. The distribution policy also may cause the Fund to sell securities at a time it would not otherwise do so to manage the distribution of income and gain. The initial distribution will be declared on date determined by the Board.
Each year, a statement on Form 1099-DIV identifying the sources of the distributions (i.e., paid from ordinary income, paid from net capital gains on the sale of securities, and/or a return of capital, which is a nontaxable distribution) will be furnished to Shareholders subject to IRS reporting. Fund ordinary distributions may exceed the Fund’s earnings, especially during the period before the Fund has substantially invested the proceeds from this offering. To the extent that the Fund pays distributions to Shareholders using proceeds it receives from Fund distributions, such distributions generally would constitute a return of investor capital and generally will lower an investor’s tax basis in his or her Shares. A return of capital generally is a return of an investor’s investment rather than a return of earnings or gains derived from the Fund’s investment activities. There can be no assurance that the Fund will be able to pay distributions at a specific rate or at all.
As discussed in the “Tax Aspects” section, to qualify for and maintain RIC tax treatment, the Fund is required to distribute on a timely basis with respect to each tax year dividends for U.S. federal income tax purposes of an amount at least equal to the sum of 90% of “investment company taxable income” and net tax-exempt interest income, determined without regard to any deduction for dividends paid, for such tax year. To avoid certain excise taxes imposed on RICs, the Fund is required to distribute in respect of each calendar year dividends of an amount at least equal to the sum of (1) 98% of ordinary income (taking into account certain deferrals and elections) for the calendar year, (2) 98.2% of capital gain net income (adjusted for certain ordinary losses) generally for the one-year period ending on October 31 of the calendar year and (3) any ordinary income and capital gain net income for previous calendar years that were not distributed during such calendar years and on which the Fund paid no U.S. federal income tax. The Fund can offer no assurance that it will achieve results that will permit the payment of any cash distributions. If the Fund issues senior securities, the Fund will be prohibited from making distributions if doing so causes it to fail to maintain the asset coverage ratios stipulated by the 1940 Act or if distributions are limited by the terms of any of the Fund’s borrowings. Any such limitations would adversely impact the Fund’s ability to make distributions to Shareholders.
Dividend Reinvestment Plan
The Fund operates under the DRP administered by SS&C GIDS, Inc. Pursuant to the plan, the Fund’s Distributions, net of any applicable U.S. withholding tax, are reinvested in the same class of shares of the Fund.
Shareholders automatically participate in the DRP, unless and until an election is made to withdraw from the plan on behalf of such participating Shareholder. A Shareholder who does not wish to have

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Distributions automatically reinvested may terminate participation in the DRP at any time by written instructions to that effect to SS&C GIDS, Inc. Shareholders who elect not to participate in the DRP will receive all distributions in cash paid to the Shareholder of record (or, if the shares are held in street or other nominee name, then to such nominee). Such written instructions must be received by the SS&C GIDS, Inc. 30 days prior to the record date of the Distribution or the Shareholder will receive such Distribution in shares through the DRP. Under the DRP, the Fund’s Distributions to Shareholders are automatically reinvested in full and fractional Shares as described below.
When the Fund declares a Distribution, SS&C GIDS, Inc., on the Shareholder’s behalf, will receive additional authorized shares from the Fund either newly issued or repurchased from Shareholders by the Fund and held as treasury stock. The number of shares to be received when Distributions are reinvested will be determined by dividing the amount of the Distribution by the Fund’s NAV per share.
SS&C GIDS, Inc. will maintain all Shareholder accounts and furnish written confirmations of all transactions in the accounts, including information needed by Shareholders for personal and tax records. SS&C GIDS, Inc. will hold shares in the account of the Shareholders in non-certificated form in the name of the participant, and each Shareholder’s proxy, if any, will include those shares purchased pursuant to the DRP. Each participant, nevertheless, has the right to request certificates for whole and fractional shares owned. The Fund will issue certificates in its sole discretion. SS&C GIDS, Inc. will distribute all proxy solicitation materials, if any, to participating Shareholders.
In the case of Shareholders, such as banks, brokers or nominees, that hold shares for others who are beneficial owners participating under the DRP, SS&C GIDS, Inc. will administer the DRP on the basis of the number of shares certified from time to time by the record Shareholder as representing the total amount of shares registered in the Shareholder’s name and held for the account of beneficial owners participating under the DRP.
Neither SS&C GIDS, Inc. nor the Fund shall have any responsibility or liability beyond the exercise of ordinary care for any action taken or omitted pursuant to the DRP, nor shall they have any duties, responsibilities or liabilities except such as expressly set forth herein. Neither shall they be liable hereunder for any act done in good faith or for any good faith omissions to act, including, without limitation, failure to terminate a participant’s account prior to receipt of written notice of his or her death or with respect to prices at which shares are purchased or sold for the participants account and the terms on which such purchases and sales are made, subject to applicable provisions of the federal securities laws.
The automatic reinvestment of Dividends will not relieve participants of any federal, state or local income tax that may be payable (or required to be withheld) on such Dividends. See “Tax Aspects.”
The Fund reserves the right to amend or terminate the DRP. There is no direct service charge to participants with regard to purchases under the DRP; however, the Fund reserves the right to amend the DRP to include a service charge payable by the participants.
All correspondence concerning the DRP should be directed to SS&C GIDS, Inc. at CION Ares Diversified Credit Fund c/o SS&C GIDS, Inc., P.O. Box 219422, Kansas City, MO 64121-9422. Certain transactions can be performed by calling the toll free number 888-729-4266.

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FISCAL YEAR; REPORTS
For accounting purposes, the Fund’s fiscal year and tax year end on December 31. As soon as practicable after the end of each calendar year, a statement on Form 1099-DIV identifying the sources of the distributions paid by the Fund to Shareholders for tax purposes will be furnished to Shareholders subject to IRS reporting. In addition, the Fund will prepare and transmit to Shareholders an unaudited semi-annual and an audited annual report within 60 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act.

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PRIVACY NOTICE
We are committed to maintaining the privacy of our Shareholders and to safeguarding their nonpublic personal information. The following information is provided to help you understand what personal information we collect, how we protect that information and why, in certain cases, we may share information with select other parties.
Generally, we will not receive any non-public personal information about Shareholders of the common shares of the Fund, although certain of our Shareholders’ non-public information may become available to us. The non-public personal information that we may receive falls into the following categories:
•
Information we receive from Shareholders, whether we receive it orally, in writing or electronically. This includes Shareholders’ communications to us concerning their investment;

•
Information about Shareholders’ transactions and history with us; or

•
Other general information that we may obtain about Shareholders, such as demographic and contact information such as address.

We do not disclose any non-public personal information about Shareholders, except:

•
to our affiliates (such as our investment adviser) and their employees that have a legitimate business need for the information;

•
to our service providers (such as our administrator, accountants, attorneys, custodians, transfer agent, underwriter and proxy solicitors) and their employees as is necessary to service Shareholder accounts or otherwise provide the applicable service;

•
to comply with court orders, subpoenas, lawful discovery requests, or other legal or regulatory requirements; or

•
as allowed or required by applicable law or regulation.

When the Fund shares non-public Shareholder personal information referred to above, the information is made available for limited business purposes and under controlled circumstances designed to protect our Shareholders’ privacy. The Fund does not permit use of Shareholder information for any non-business or marketing purpose, nor does the Fund permit third parties to rent, sell, trade or otherwise release or disclose information to any other party.
The Fund’s service providers, such as their adviser, administrator, and transfer agent, are required to maintain physical, electronic, and procedural safeguards to protect Shareholder nonpublic personal information; to prevent unauthorized access or use; and to dispose of such information when it is no longer required.
Personnel of affiliates may access Shareholder information only for business purposes. The degree of access is based on the sensitivity of the information and on personnel need for the information to service a Shareholder’s account or comply with legal requirements.
If a Shareholder ceases to be a Shareholder, we will adhere to the privacy policies and practices as described above. We may choose to modify our privacy policies at any time. Before we do so, we will notify Shareholders and provide a description of our privacy policy.
In the event of a corporate change in control resulting from, for example, a sale to, or merger with, another entity, or in the event of a sale of assets, we reserve the right to transfer your non-public personal information to the new party in control or the party acquiring assets.

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INQUIRIES
Inquiries concerning the Fund and the Shares should be directed to:
CION Ares Diversified Credit Fund
SS&C GIDS, Inc.
P.O. Box 219422
Kansas City, MO 64121-9422

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Investors should rely only on the information contained in this prospectus. No dealer, salesperson or other individual has been authorized to give any information or to make any representations that are not contained in this prospectus. If any such information or statements are given or made, investors should not rely upon such information or representations. This prospectus does not constitute an offer to sell any securities other than those to which this prospectus relates, or an offer to sell to, or a solicitation of an offer to buy from, any person in any jurisdiction where such an offer or solicitation would be unlawful. This prospectus speaks as of the date set forth below. Investors should not assume that the delivery of this prospectus or that any sale made pursuant to this prospectus implies that the information contained in this prospectus will remain fully accurate and correct as of any time subsequent to the date of this prospectus.
CION ARES DIVERSIFIED CREDIT FUND
COMMON SHARES OF BENEFICIAL INTEREST
CLASS I SHARES (CADUX)

PROSPECTUS

April 29, 2024

PROSPECTUS
April 29, 2024
CION ARES DIVERSIFIED CREDIT FUND
COMMON SHARES OF BENEFICIAL INTEREST
CLASS L SHARES (CADWX)
$2,500 MINIMUM PURCHASE FOR REGULAR ACCOUNTS
$1,000 MINIMUM PURCHASE FOR RETIREMENT PLAN ACCOUNTS

CION Ares Diversified Credit Fund (the “Fund”) is a Delaware statutory trust that is registered under the Investment Company Act of 1940, as amended (together with the rules and regulations promulgated thereunder, the “1940 Act”), as a diversified, closed-end management investment company. The Fund is operated as an “interval fund” (as defined below).
Investment Objective. The Fund’s investment objective is to provide superior risk-adjusted returns across various market cycles by investing in a diversified portfolio of liquid and illiquid asset classes. The Fund seeks to capitalize on market inefficiencies and relative value opportunities throughout the entire global credit spectrum. There can be no assurance that the Fund will achieve its investment objective.
Principal Investment Strategies. The Fund will invest primarily in a portfolio of directly originated loans, secured floating and fixed rate syndicated loans, corporate bonds, asset-backed securities, commercial real estate loans and other types of credit instruments, which, under normal circumstances, will represent at least 80% of the Fund’s Managed Assets (as defined in this prospectus). For purposes of this policy, “credit instruments” may include commercial real estate mezzanine loans, real estate mortgages, distressed securities, notes, bills, debentures, bank loans, convertible and preferred securities, government and municipal obligations. The Fund may also invest in foreign instruments and illiquid and restricted securities. Most of the credit instruments in which the Fund invests will be rated below investment grade by rating agencies or would be rated below investment grade if they were rated. Credit instruments that are rated below investment grade (commonly referred to as “high yield” securities or “junk bonds”) are regarded as having predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. Because of the risks associated with investing in high yield securities, an investment in the Fund should be considered speculative. Some of the credit instruments will have no credit rating at all.
Investing in the Fund’s common shares of beneficial interest (“Shares”) involves a high degree of risk. See “Types of Investments and Related Risks” beginning on page 36 of this prospectus. An investment in the Fund is subject to, among others, the following risks:

•
Unlike most closed-end funds, the Shares are not listed on any securities exchange. There is not expected to be any secondary trading market in the Shares.

•
Unlike an investor in most closed-end funds, holders of Shares (“Shareholders”) should not expect to be able to sell their Shares regardless of how the Fund performs. An investment in the Fund should, therefore, be considered illiquid.

•
If a Shareholder is able to sell its Shares outside the quarterly repurchase process, the Shareholder likely will receive less than their purchase price and the then current net asset value (“NAV”) per Share.

•
An investor may pay a sales load of up to 4.25% for Class L Shares.

•
There is no assurance that monthly distributions paid by the Fund will be maintained at the targeted level or that dividends will be paid at all.

•
The Fund’s distributions may be funded from unlimited amounts of offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to the Fund for investment. Any capital returned to Shareholders through distributions will be distributed after payment of fees and expenses.

•
A return of capital to Shareholders is a return of a portion of their original investment in the Fund, thereby reducing the tax basis of their investment. As a result of such reduction in tax basis, Shareholders may be subject to tax in connection with the sale of Shares, even if such Shares are sold at a loss relative to the Shareholder’s original investment.

•
The Fund’s distributions may result from expense reimbursements from CION Ares Management, LLC (“CAM” or the “Adviser”), which are subject to repayment by the Fund. Shareholders should understand that any such distributions are not based on the Fund’s investment performance and can only be sustained if the Fund achieves positive investment performance in future periods and/or CAM continues to make such expense reimbursements. Shareholders should also understand that the Fund’s future repayments will reduce the distributions that a Shareholder would otherwise receive.

•
The Fund currently employs leverage through senior secured revolving credit facilities and its outstanding Mandatory Redeemable Preferred Shares (“MRP Shares” and, together with any other preferred shares the Fund may have outstanding, “Preferred Shares”). The Fund intends to continue to utilize leverage and may utilize leverage to the maximum extent permitted by law for investment and other general corporate purposes. See “Types of Investments and Related Risks — Risks Associated with the Use of Leverage.”

Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 29, 2024.

	Per Class L Share(1)	Total(1)
Public Offering Price	Current NAV, plus sales load	Unlimited
Maximum Sales Load(1)	4.25%	Up to 4.25%
Proceeds to Fund(2)	Amount invested at current NAV less sales load	Unlimited

(1)
Generally, the stated minimum initial investment by an investor in the Fund is $2,500, which stated minimum may be reduced for certain investors. Investors purchasing Class L Shares may be charged a sales load of up to 4.25% of the Investor’s subscription, which includes up to 3.50% of the price per Share for sales commissions and up to 0.75% of the price per Share for dealer manager fees. The table assumes the maximum sales load is charged. The Fund is offering on a continuous basis an unlimited number of Shares.

(2)
Pursuant to an expense support and conditional reimbursement agreement (the “Expense Support and Conditional Reimbursement Agreement”) between the Fund and the Adviser, the Adviser may voluntarily determine to reimburse the Fund’s operating expenses to the extent that it deems appropriate in order to ensure that the Fund bears an appropriate level of expenses. The Fund will be obligated to reimburse the Adviser for any such payments, subject to certain conditions. See “Fund Expenses.”

Structure.   The Fund does not currently intend to list its Shares for trading on any securities exchange and does not expect any secondary market to develop for its Shares. Shareholders of the Fund are not able to have their Shares redeemed or otherwise sell their Shares on a daily basis because the Fund is an unlisted closed-end fund. To provide some liquidity to Shareholders, the Fund is operated as an “interval fund” and conducts periodic repurchase offers for a portion of its outstanding Shares, as described below. An investment in the Fund is suitable only for long-term investors who can bear the risks associated with the limited liquidity of the Shares.
Interval Fund.   The Fund is designed primarily for long-term investors and not as a trading vehicle. The Fund is operated as an “interval fund” pursuant to which, subject to applicable law, it will conduct quarterly repurchase offers for between 5% and 25% of the Fund’s outstanding Shares at NAV. In connection with any given repurchase offer, it is expected that the Fund will offer to repurchase only the minimum amount of 5% of its outstanding Shares. It is also possible that a repurchase offer may be oversubscribed, with the result that Shareholders may only be able to have a portion of their Shares repurchased. The Fund does not currently intend to list its Shares for trading on any national securities exchange. The Shares are, therefore, not readily marketable. Even though the Fund will make quarterly repurchase offers to repurchase a portion of the Shares to try to provide liquidity to Shareholders, you should consider the Shares to be illiquid.
Investment Adviser and Sub-Adviser.   The investment adviser to the Fund is CAM, a joint venture between affiliates of Ares Management Corporation (“Ares”) and CION Investment Group, LLC (“CION”), that is registered as an investment adviser with the SEC under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The investment sub-adviser to the Fund is Ares Capital Management II LLC (“Ares Capital” or the “Sub-Adviser” and collectively with the Adviser, the “Advisers”), an investment adviser registered with the SEC under the Advisers Act. CAM oversees the management of the Fund’s activities and is responsible for making investment decisions for the Fund’s portfolio with recommendations and support from Ares Capital.
Securities Offered.   The Fund is offering on a continuous basis an unlimited number of common shares of beneficial interest. Class L Shares are offered by this prospectus. The Fund offers Class A Shares, Class C Shares, Class I Shares, Class U Shares, Class U-2 Shares and Class W Shares through different prospectuses. The maximum sales load is 4.25% of the amount invested for Class L Shares. The minimum initial investment by a Shareholder for Class L is $2,500 for regular accounts and $1,000 for retirement plan accounts; subsequent investments may be made with at least $100 for regular accounts and $50 for retirement plan accounts. The Fund reserves the right to waive investment minimums. Shares are being offered through ALPS Distributors, Inc. (the “Distributor”) at an offering price equal to the Fund’s then current NAV per Share, plus the applicable sales load.
The Fund and the Advisers have obtained exemptive relief to, among other things, (i) designate multiple classes of Shares; and (ii) impose class specific annual asset-based distribution fees on the assets of the various classes of Shares to be used to pay for expenses incurred in fostering the distribution of the Shares of the particular class.
This prospectus concisely provides the information that a prospective investor should know about the Fund before investing. Investors are advised to read this prospectus carefully and to retain it for future reference. Additional information about the Fund, including a statement of additional information, dated April 29, 2024 (the “Statement of Additional Information”), has been filed with the SEC and is incorporated by reference in its entirety into this prospectus. The Statement of Additional Information and the Fund’s annual and semi-annual reports and other information filed with the SEC, can be obtained upon request and without charge by writing to the Fund at CION Securities, LLC, 100 Park Avenue, 25th Floor, New York, NY 10017 or by calling toll-free 888-729-4266, and investors may also request such information or make Shareholder inquiries by calling 888-729-4266 or by visiting www.cioninvestments.com. In addition, the contact information provided above may be used to request additional information about the Fund and to make Shareholder inquiries. The Statement of Additional Information, other material incorporated by reference into this prospectus and other information about the Fund is also available on the SEC’s website at http://www.sec.gov. The address of the SEC’s website is provided solely for the information of prospective investors and is not intended to be an active link.
You should not construe the contents of this prospectus as legal, tax or financial advice. You should consult with your own professional advisors as to the legal, tax, financial or other matters relevant to the suitability of an investment in the Fund.
Shares are not deposits or obligations of, and are not guaranteed or endorsed by, any bank or other insured depository institution, and Shares are not insured by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System or any other government agency.

i

SUMMARY OF TERMS
This is only a summary and does not contain all of the information that a prospective investor should consider before investing in the Fund. Before investing, a prospective investor in the Fund should carefully read the more detailed information appearing elsewhere in this prospectus and the Statement of Additional Information.
THE FUND
The Fund is a Delaware statutory trust that is registered under the 1940 Act as a diversified, closed-end management investment company. The Fund is operated as an “interval fund” (as defined below).
THE ADVISER
CAM serves as the Fund’s investment adviser. CAM is registered as an investment adviser with the SEC under the Advisers Act.
CAM is a joint venture between affiliates of Ares and CION and is controlled by Ares.
THE SUB-ADVISER
Ares Capital serves as the Fund’s investment sub-adviser. Ares Capital is registered as an investment adviser with the SEC under the Advisers Act.
CAM and Ares Capital are collectively referred to as the Advisers. CAM oversees the management of the Fund’s activities and is responsible for making investment decisions for the Fund’s portfolio with recommendations and support from Ares Capital.
INVESTMENT OBJECTIVE
The Fund’s investment objective is to provide superior risk-adjusted returns across various market cycles by investing in a diversified portfolio of liquid and illiquid asset classes. The Fund seeks to capitalize on market inefficiencies and relative value opportunities throughout the entire global credit spectrum. There can be no assurance that the Fund will achieve its investment objective.
INVESTMENT OPPORTUNITIES AND STRATEGIES
The Fund will invest primarily in a portfolio of directly originated loans, secured floating and fixed rate syndicated loans, corporate bonds, asset-backed securities, commercial real estate loans and other types of credit instruments, which, under normal circumstances, will represent at least 80% of the Fund’s Managed Assets. For purposes of this policy, “credit instruments” may include commercial real estate mezzanine loans, real estate mortgages, distressed securities, notes, bills, debentures, bank loans, convertible and preferred securities, government and municipal obligations. The Fund may also invest in foreign instruments and illiquid and restricted securities. “Managed Assets” means the total assets of the Fund (including any assets attributable to any Preferred Shares or to indebtedness) minus the Fund’s liabilities other than liabilities relating to indebtedness.
Opportunistic, Flexible, Untethered Credit Investments Strategy.   The Advisers employ an opportunistic, flexible and untethered global credit investments strategy based on absolute and relative value considerations, as well as analysis of the credit markets. The Advisers seek risk-adjusted

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returns over full market cycles by creating and managing a diversified portfolio across multiple industry sectors and geographic regions. The Advisers systematically allocate capital across multiple segments of the global fixed-income markets, including U.S. and non-U.S. credit instruments. It is anticipated that most of the Fund’s investments will be rated below investment grade or would be rated below investment grade if they were rated. Non-investment grade fixed income securities, also known as “junk bonds”, are considered speculative. Some of the credit instruments will have no credit rating at all. The Fund is untethered to benchmark-specific guidelines, thereby providing the Advisers with significant latitude to invest where they see opportunities and to reduce exposure to areas where they see less value or heightened downside risks.
Relative Value Focus.   A primary driver of the Fund’s investment strategy is a relative value focus whereby the Advisers seek to identify market dislocations caused by, among other factors, (i) significant corporate transactional events, such as spinoffs, mergers and acquisitions, industry consolidations, liquidations, reorganizations, bankruptcies, recapitalizations and share buybacks and other extraordinary corporate transactions; (ii) market inefficiencies resulting from the misunderstanding by the broader investment community of a particular company or industry, which misunderstanding results in the income of such investment reflecting a higher risk premium or the market price of such investment reflecting a lower value than is deemed warranted by the Advisers; (iii) companies experiencing financial stress resulting in a mispricing of their securities either because such securities pay higher income due to perceived risk or trade at a significant discount to fair value whereby the underlying asset values limit downside risk and offer meaningful upside potential; and (iv) sell-offs in one or more of the relevant credit markets.
Access to Ares Transaction Flow.   The Advisers intend to benefit from the market presence, scale, infrastructure and demonstrated investment experience of Ares to gain access to transaction flow and a broad set of investment opportunities across the non-investment grade credit spectrum. Unlike many other alternative investment managers, Ares operates in a fully integrated manner and encourages frequent collaboration among its investment professionals. This unique approach allows Ares to draw from the collective market insight, industry expertise, contacts and experience of its approximately 990 investment professionals around the world.
The Fund intends to focus on what the Advisers believe are the broader Ares platform’s most attractive investment ideas from a risk-adjusted return standpoint in order to achieve its investment objective. The Advisers intend to be opportunistic. As such, the Advisers have the flexibility to invest where they see opportunities, based on their extensive credit research expertise and analysis of the relevant credit

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markets, in a variety of credit instruments with varying yield and risk profiles.
Active Monitoring and Investing, with Bottom-Up and Top-Down Credit Analysis by Deep and Experienced Team. The Advisers will actively construct and manage a portfolio of credit investments and, as necessary, periodically rebalance the Fund’s allocation of assets among different types of credit investments utilizing the Advisers’ strategies to seek to optimize the Fund’s allocation to achieve the Fund’s investment objective under the market conditions existing at such time.
With respect to each investment opportunity, the Advisers intend to take a bottom-up and top-down approach to their credit analysis that will focus on each individual investment as well as global macroeconomic factors and the industry in which the subject entity operates. The Advisers’ investment process will be rigorous, proactive and continuous, and will emphasize team management. Close monitoring of each investment in the portfolio provides the basis for making buy, sell and hold decisions. In managing the Fund’s portfolio, the Advisers will utilize their and the broader Ares platform’s deep and experienced teams of credit specialists to analyze investments and engage in regular and periodic monitoring of credit risk with a goal toward the early identification, and sale, of credit instruments and other investments with potential credit problems. This monitoring process may include reviewing (i) an issuer’s financial resources and operating history; (ii) a comparison of an issuer’s current operating results with the Advisers’ initial investment thesis for the investment and initial expectations for the performance of the obligation; (iii) an issuer’s sensitivity to economic conditions; (iv) the performance of an issuer’s management; (v) an issuer’s debt maturities and borrowing requirements; (vi) an issuer’s interest and asset coverage; and (vii) the relative value of an investment based on an issuer’s anticipated cash flow or where other comparable assets are trading in the market.
PORTFOLIO COMPOSITION
The Fund’s portfolio will consist of some combination of the following types of investments:
Direct Lending.   The Fund may invest in first lien senior secured loans (including “unitranche” loans, which are loans that combine both senior and mezzanine debt, generally in a first lien position), second lien senior secured loans and mezzanine debt, which in some cases includes an equity component, of U.S. and European middle-market companies, where the Advisers believe the supply of primary capital is limited and the investment opportunities are most attractive. These investments are typically made to companies with annual EBITDA between $10 million and $250 million. As used herein, EBITDA represents net income before net interest expense, income tax expense, depreciation and amortization.
Syndicated Corporate Loans.   Senior, secured corporate loans (“Syndicated Loans”) generally benefit from liens on

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collateral, are rated below-investment grade and typically pay interest at rates that are determined periodically on the basis of a floating base lending rate, primarily the Secured Overnight Financing Rate (“SOFR”) or another reference rate, plus a spread. Syndicated Loans are typically made to U.S. and, to a lesser extent, non-U.S. corporations, partnerships, limited liability companies and other business entities (together with issuers of Corporate Bonds (as defined below) and other debt securities, (“Borrowers”) which operate in various industries and geographical regions. Borrowers may obtain Syndicated Loans, among other reasons, to refinance existing debt, engage in acquisitions, pay dividends, recapitalize, complete leveraged buyouts and for general corporate purposes. Syndicated Loans rated below investment grade are sometimes referred to as “leveraged loans”. The Fund may invest in Syndicated Loans through assignments of or, to a lesser extent, participations in Syndicated Loans. The Fund may utilize various types of derivative instruments (“Derivatives”), including total return swaps for the purpose of gaining exposure to Syndicated Loans.
Corporate Bonds.   An issuer of high-yield corporate bonds (“Corporate Bonds”) typically pays the investor a fixed rate of interest and must repay the amount borrowed on or before maturity. The investment return of Corporate Bonds reflects interest on the security and changes in the market value of the security. The market value of a Corporate Bond generally may be expected to rise and fall inversely with interest rates. The value of intermediate- and longer-term Corporate Bonds normally fluctuates more in response to changes in interest rates than does the value of shorter-term Corporate Bonds. The market value of a Corporate Bond also may be affected by investors’ perceptions of the creditworthiness of the issuer, the issuer’s performance and perceptions of the issuer in the market place. There is a risk that the issuers of Corporate Bonds may not be able to meet their obligations on interest or principal payments at the time called for by an instrument. The Fund may utilize various types of Derivatives, including swaps, for the purpose of gaining exposure to Corporate Bonds.
Structured Credit.   The Fund may invest in asset-backed opportunities across broad sectors such as consumer and commercial specialty finance and corporate credit. The Fund will target investment opportunities that are directly originated and privately negotiated that may include (i) financings secured by pools of consumer loans, commercial loans or real estate assets; (ii) the outright purchase of pools of consumer loans, commercial loans or real estate assets; and (iii) debt and equity investments in U.S.-dollar-denominated collateralized loan obligations (“CLOs”) that are primarily backed by corporate leveraged loans issued to primarily U.S. obligors (“U.S. CLOs”), as well as Euro-denominated CLOs that are backed primarily by corporate leveraged loans issued to primarily European obligors (“European CLOs”). The investments in the “equity” of

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structured credit products (including CLOs) refers to the junior-most or residual debt tranche of such structured credit products (i.e., the tranche whose rights to payment are not senior to any other tranche, which does not typically receive a credit rating and is typically not secured (and is also typically referred to as subordinated notes, income notes, preferred shares or preferred securities, or, more generally, as “equity”)) (the “Residual Tranche”).
The CLO equity tranches (or other similar junior tranches) and privately issued asset-backed securities in which the Fund invests may be highly leveraged, which magnifies the Fund’s risk of loss on such investments.
Stressed Investments.   The Fund may invest in Syndicated Loans and Corporate Bonds and other obligations of companies, referred to herein as “Stressed Issuers,” that may be in some level of financial or business distress, including companies involved in, or that have recently completed, bankruptcy or other reorganization and liquidation proceedings. These investments may include (i) corporate debt instruments relating to stressed and distressed industries or issuers; (ii) rescue-capital opportunities; (iii) public and private stock issued in connection with restructurings and reorganizations or otherwise (“post-reorganization securities”); and (iv) other opportunistic investments resulting from periods of market dislocation.
Commercial Real Estate Loans.
Senior Mortgage Loans:   These mortgage loans are typically secured by first liens on commercial properties, including the following property types: office, multifamily, retail, industrial, hospitality and mixed-use. In some cases, first lien mortgages may be divided into an A-Note and a B-Note. The A-Note is typically a privately negotiated loan that is secured by a first mortgage on a commercial property or group of related properties that is senior to a B-Note secured by the same first mortgage property or group.
Subordinated Debt:   These loans may include structurally subordinated first mortgage loans and junior participations in first mortgage loans or participations in these types of assets. As noted above, a B-Note is typically a privately negotiated loan that is secured by a first mortgage on a commercial property or group of related properties and is subordinated to an A-Note secured by the same first mortgage property or group. The subordination of a B-Note or junior participation typically is evidenced by participations or intercreditor agreements with other holders of interests in the note. B-Notes are subject to more credit risk with respect to the underlying mortgage collateral than the corresponding A-Note.
Preferred Equity:   Real estate preferred equity investments are subordinate to first mortgage loans and are not collateralized by the property underlying the

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investment. As a holder of preferred equity, the Fund seeks to enhance its position with covenants that limit the activities of the entity in which the Fund has an interest and protect the Fund’s equity by obtaining an exclusive right to control the underlying property after an event of default, should such a default occur on the Fund’s investment.
Mezzanine Loans:   Like B-Notes, these loans are also subordinated, but are usually secured by a pledge of the borrower’s equity ownership in the entity that owns the property or by a second lien mortgage on the property. In a liquidation, these loans are generally junior to any mortgage liens on the underlying property, but senior to any preferred equity or common equity interests in the entity that owns the property. Investor rights are usually governed by intercreditor agreements.
Other Investment Strategies.   The Fund may also invest in commercial real estate mezzanine loans, real estate mortgages, distressed securities, notes, bills, debentures, bank loans, convertible and preferred securities, government and municipal obligations and other credit instruments with similar economic characteristics. In addition, from time to time, the Fund may invest in or hold common stock and other equity securities incidental to the purchase or ownership of a Syndicated Loan or Corporate Bond or in connection with a reorganization of a borrower. The Fund may engage in short sales. The Fund may also use Derivatives to gain investment exposure to credit instruments, to provide downside protection and to dampen volatility. Derivatives may allow the Fund to increase or decrease the level of risk to which the Fund is exposed more quickly and efficiently than transactions in other types of instruments. The Fund may invest in securities of other investment companies, including exchange-traded funds (“ETFs”), to the extent that these investments are consistent with the Fund’s investment objective, strategies and policies and permissible under the 1940 Act or any applicable exemption therefrom. The Fund may invest in other investment companies to gain broad market or sector exposure, including during periods when it has large amounts of uninvested cash or when the Advisers believe share prices of other investment companies offer attractive values.
Other Characteristics
Below Investment Grade Credit Instruments.   Most of the credit instruments in which the Fund may invest will be rated below investment grade (also known as “junk bonds”). Securities rated below investment grade are those that, at the time of investment, are rated Ba1 or lower by Moody’s Investors Service, Inc. (“Moody’s”), or BB+ or lower by Standard & Poor’s Corporation Ratings Group (“S&P”) or Fitch Ratings, Inc. (“Fitch”), or if unrated are determined by the Advisers to be of comparable quality. Below investment grade securities often are regarded as having predominately speculative characteristics with respect to an issuer’s

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capacity to pay interest and repay principal. In addition, lower quality debt securities tend to be more sensitive to general economic conditions. Although many of the Fund’s investments may consist of securities rated below investment grade, the Fund reserves the right to invest in credit instruments of any credit quality, maturity and duration.
Foreign Instruments.   The Fund may make investments in non-U.S. entities, including issuers in emerging markets. Emerging market countries are countries that major international financial institutions, such as the World Bank, generally consider to be less economically mature than developed nations, such as the United States or most nations in Western Europe. Emerging market countries can include every nation in the world except the United States, Canada, Japan, Australia, New Zealand, most countries located in Western Europe and certain other countries. The Fund expects that its investment in non-U.S. issuers will be made primarily in U.S. dollar denominated securities, but it reserves the right to purchase securities that are foreign currency denominated. Some non-U.S. securities may be less liquid and more volatile than securities of comparable U.S. issuers.
Illiquid and Restricted Securities.   The Fund may invest in instruments that, at the time of investment, are illiquid (generally, those securities that cannot be disposed of within seven days in the ordinary course of business at approximately the value at which the Fund has valued the securities). Although the Fund may invest in such instruments without limitation, pursuant to the requirements of the 1940 Act, the Board of Trustees (the “Board”) has adopted, and the Fund follows, procedures designed to ensure that the Fund maintains sufficient liquidity to meet its periodic repurchase obligations as an interval fund. The Fund may also invest, without limit, in securities that are unregistered (but are eligible for purchase and sale by certain qualified institutional buyers) or are held by control persons of the issuer and securities that are subject to contractual restrictions on their resale.
The Fund may invest its cash balances in money market instruments, U.S. government securities, commercial paper, certificates of deposit, repurchase agreements and other high-quality debt instruments maturing in one year or less, among other instruments. In addition, and in response to adverse market, economic or political conditions, the Fund may invest in high-quality fixed income securities, money market instruments and money market funds or may hold significant positions in cash or cash equivalents for defensive purposes.
Subsidiaries.   The Fund may make investments through one or more direct and indirect wholly-owned subsidiaries (each a “Subsidiary” and collectively the “Subsidiaries”). The Subsidiaries will not be registered under the 1940 Act. The Board has oversight responsibility for the investment activities of the Fund, including its investment in any Subsidiary, and the Fund’s role as sole direct or indirect

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shareholder of any Subsidiary. The Subsidiaries will be advised or managed by the Adviser and have the same investment objective as the Fund. The Fund will “look through” any such Subsidiary for purposes of compliance with its investment policies.
LEVERAGE
The Fund currently utilizes and intends to continue to utilize leverage and may utilize leverage to the maximum extent permitted by law for investment and other general corporate purposes. The Fund currently employs leverage through senior secured revolving credit facilities and its outstanding MRP Shares. See “Types of Investments and Related Risks — Risks Associated with the Use of Leverage — State Street Credit Facility” and “— Wells Credit Facility” and “Description of Capital Structure — Shares of Beneficial Interest — MRP Shares” in the prospectus.
The Fund is permitted to borrow money in an amount up to 33 1∕3% of its Managed Assets (50% of its net assets), issue Preferred Shares in an amount up to 50% of its Managed Assets (100% of its net assets) and invest in reverse repurchase agreements or other derivative instruments with leverage embedded in them to the maximum extent permitted by the SEC and/or SEC staff rules, guidance or positions. As of December 31, 2023, the Fund’s use of Preferred Shares represented approximately 12.1% of the Fund’s Managed Assets and borrowings represented approximately 14.4% of the Fund’s Managed Assets.
The use of leverage to purchase additional securities creates an opportunity for increased Share dividends, but also creates risks for the Fund’s Shareholders, including increased variability of the Fund’s net income, distributions, net asset value of its Shares in relation to market changes. No assurance can be given that the Fund’s use of leverage will in any particular circumstance be possible or successful or that the Fund’s use of leverage will result in a higher yield to holders of Shares. See “Types of Investments and Related Risks — Risks Associated with the Use of Leverage” in the prospectus.
MANAGEMENT AND INCENTIVE FEES
Pursuant to the investment advisory agreement (the “Investment Advisory Agreement”) by and between the Fund and the Adviser, and in consideration of the advisory services provided by the Adviser to the Fund, the Adviser is entitled to a fee consisting of two components  —  a base management fee (the “Management Fee”) and an incentive fee (the “Incentive Fee”). The Investment Advisory Agreement was most recently amended and restated as of May 22, 2020. Pursuant to the investment sub-advisory agreement (the “Investment Sub-Advisory Agreement”) by and between the Advisers and the Fund, the Adviser pays the Sub-Adviser 40% of the Management Fee and Incentive Fee actually received and retained by the Adviser and not otherwise used to support expenses.
The Management Fee is calculated and payable monthly at the annual rate of 1.25% of the average daily value of the Fund’s Managed Assets.

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The Incentive Fee is calculated and payable quarterly in arrears based upon “pre-incentive fee net investment income” attributable to each class of the Fund’s Shares for the immediately preceding fiscal quarter, and is subject to a hurdle rate, expressed as a rate of return based on each class’s average daily net asset value (calculated in accordance with GAAP), equal to 1.50% per quarter (or an annualized hurdle rate of 6.00%), subject to a “catch-up” feature. For this purpose, “pre-incentive fee net investment income” means interest income, dividend income and any other income accrued during the fiscal quarter, minus each class’s operating expenses for the quarter and the distribution and/or shareholder servicing fees (if any) applicable to each class accrued during the fiscal quarter. For such purposes, the Fund’s operating expenses will include the Management Fee, expenses reimbursed to CAM under the administration agreement (the “CAM Administration Agreement”) by and between the Fund and CAM, and any interest expense and distributions paid on any issued and outstanding Preferred Shares, but will exclude the Incentive Fee.
The “catch-up” provision is intended to provide the Adviser with an incentive fee of 15% on each class’s pre-incentive fee net investment income when that class’s pre-incentive fee net investment income reaches 1.765% of the class’s average daily net asset value (calculated in accordance with GAAP) in any fiscal quarter.
The Advisers are obligated to pay expenses associated with providing the investment services stated in the Investment Advisory Agreement and Investment Sub-Advisory Agreement, including compensation of and office space for their officers and employees connected with investment and economic research, trading and investment management of the Fund.
The Board, including a majority of the members of the Board (each, a “Trustee”) that are considered independent and are not “interested persons” (as defined in Section 2(a)(19) of the 1940 Act) of the Fund or the Advisers (collectively, the “Independent Trustees”), oversees and monitors the Fund’s investment performance and will annually review the Investment Advisory Agreement and Investment Sub-Advisory Agreement to determine, among other things, whether the fees payable under such agreements are reasonable in light of the services provided.
The Adviser and the Fund have entered into the Expense Support and Conditional Reimbursement Agreement under which the Adviser may voluntarily determine to reimburse the Fund’s operating expenses to the extent that it deems appropriate in order to ensure that the Fund bears an appropriate level of expenses. The Expense Support and Conditional Reimbursement Agreement may be renewed for additional one-year terms by the mutual agreement of the Adviser and the Fund.
The Fund has agreed to repay the Adviser in the amount of any Fund expenses reimbursed under the Expense Support

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and Conditional Reimbursement Agreement (including any organizational, offering, or operating costs reimbursed under the original and first amended and restated expense support and conditional reimbursement agreements (collectively, the “Expense Support and Conditional Reimbursement Agreements”)) (each such payment, an “Expense Payment”), subject to the limitation that a reimbursement (an “Adviser Reimbursement”) will be made only if and to the extent that (i) it is payable not more than three years from the last business day of the calendar quarter in which the applicable Expense Payment was made by the Adviser; (ii) the Adviser Reimbursement does not cause Other Fund Operating Expenses (as defined herein) (on an annualized basis and net of any reimbursements received by the Fund during such fiscal year) during the applicable quarter to exceed the percentage of the Fund’s average net assets attributable to Class L Shares represented by Other Fund Operating Expenses (on an annualized basis) during the quarter in which the applicable Expense Payment from the Adviser was made; and (iii) the distributions per share declared by the Fund for the applicable class at the time of the applicable Expense Payment are less than the effective rate of distributions per share for such class at the time the Adviser Reimbursement would be paid. See “Fund Expenses —  Expense Support and Conditional Reimbursement Agreement” for additional information. The Expense Support and Conditional Reimbursement Agreement will remain in effect at least until July 31, 2024, unless and until the Board approves its modification or termination. This agreement may be terminated only by the Board on notice to the Adviser. See “Fund Expenses.”
DISTRIBUTION FEES
Class L Shares will pay to the Distributor a distribution fee (the “Distribution Fee”) that will accrue at an annual rate equal to 0.25% of the Fund’s average daily net assets attributable to Class L Shares and is payable on a quarterly basis. See “Plan of Distribution.”
FUND EXPENSES
Pursuant to the CAM Administration Agreement, CAM furnishes the Fund with office equipment and clerical, bookkeeping and record keeping services at the Fund’s office facilities. Under the CAM Administration Agreement, the Fund is obligated to reimburse CAM, at cost, based upon the Fund’s allocable portion of CAM’s overhead and other expenses (including travel expenses) incurred by CAM in performing its obligations under the CAM Administration Agreement, including the Fund’s allocable portion of the compensation of certain of its officers (including but not limited to the chief compliance officer, chief financial officer, chief accounting officer, general counsel, treasurer and assistant treasurer) and their respective staffs. The CAM Administration Agreement may be terminated by either party without penalty upon 60 days’ written notice to the other party.
Pursuant to the administration agreement between ALPS Fund Services, Inc. (“ALPS Fund Services”) and the Fund

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(the “ALPS Administration Agreement”), ALPS Fund Services performs, or administers the performance of, certain of the Fund’s required administrative services, which include, among other things, providing administrative assistance in accounting, legal, compliance, and operations, preparing the financial records that the Fund is required to maintain and preparing reports to the Fund’s Shareholders and reports filed with the SEC. In addition, ALPS Fund Services coordinates the preparation and filing of the Fund’s tax returns and generally coordinates the payment of the Fund’s expenses and the performance of administrative and professional services rendered to the Fund.
If persons associated with the Advisers or any of their affiliates, including persons who are officers of the Fund, provide accounting, legal, clerical or administrative services to the Fund at the request of the Fund, the Fund will reimburse the Advisers and their affiliates for their costs in providing such accounting, legal, clerical or administrative services to the Fund (which costs may include an allocation of overhead including rent and the allocable portion of the salaries and benefits of the relevant persons and their respective staffs, including travel expenses), using a methodology for determining costs approved by the Board. The Fund is not restricted from hiring its own employees or contracting for services to be performed by third parties.
DISTRIBUTIONS
The Fund’s distribution policy is to make monthly distributions to Shareholders. Distributions can only be made from net investment income after paying any accrued dividends to holders of Preferred Shares. See “Distributions.”
The Board reserves the right to change the distribution policy from time to time.
DIVIDEND REINVESTMENT
PLAN
The Fund operates under a dividend reinvestment plan (“DRP”) administered by SS&C Global Investor & Distribution Solutions, Inc. (“SS&C GIDS, Inc.”). Pursuant to the plan, the Fund’s income dividends or capital gains or other distributions (each, a “Distribution” and collectively, “Distributions”), net of any applicable U.S. withholding tax, are reinvested in the same class of shares of the Fund.
Shareholders automatically participate in the DRP, unless and until an election is made to withdraw from the plan on behalf of such participating Shareholder. A Shareholder who does not wish to have Distributions automatically reinvested may terminate participation in the Plan at any time by written instructions to that effect to SS&C GIDS, Inc. Shareholders who elect not to participate in the DRP will receive all distributions in cash paid to the Shareholder of record (or, if the shares are held in street or other nominee name, then to such nominee). Such written instructions must be received by SS&C GIDS, Inc. 30 days prior to the record date of the Distribution or the Shareholder will receive such Distribution in shares through the DRP. Under the DRP, the Fund’s Distributions to Shareholders are reinvested in full

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and fractional shares. See “Distributions — Dividend Reinvestment Plan.”
BOARD OF TRUSTEES
The Board has overall responsibility for monitoring and overseeing the Fund’s management and operations. A majority of the Trustees are Independent Trustees. See “Management of the Fund.”
PURCHASES OF SHARES
The Fund’s Shares are offered on a daily basis. Please see “Plan of Distribution” on page 108 for purchase instructions and additional information.
The minimum initial investment for Class L is $2,500 for regular accounts and $1,000 for retirement plan accounts; subsequent investments may be made with at least $100 for regular accounts and $50 for retirement plan accounts, except for purchases made pursuant to the Fund’s DRP or as otherwise permitted by the Fund. The Fund reserves the right to waive investment minimums. See “Distributions — Dividend Reinvestment Plan.”
CONVERSION OF SHARES
Investors eligible to purchase Class I Shares may convert Class L Shares to Class I Shares. Class L Shares will automatically convert into Class I Shares if the total sales charge would otherwise exceed the limits of Financial Industry Regulatory Authority (“FINRA”) Rule 2341. See “Plan of Distribution” on page 108.
PLAN OF DISTRIBUTION
ALPS Distributors, Inc., located at 1290 Broadway, Suite 1000, Denver, CO 80203, serves as the Fund’s principal underwriter and acts as the Distributor of the Fund’s Shares on a best efforts basis, subject to various conditions. The Fund’s Shares are offered for sale through the Distributor at NAV plus the applicable sales load. The Distributor also may enter into broker-dealer selling agreements with other broker dealers for the sale and distribution of the Fund’s Shares.
The Distributor is not required to sell any specific number or dollar amount of the Fund’s Shares but will use its best efforts to solicit orders for the sale of the Shares. Shares of the Fund will not be listed on any national securities exchange and the Distributor will not act as a market maker in Shares.
The Distributor has entered into a wholesale marketing agreement with CION Securities, LLC (“CION Securities”), a registered broker-dealer and an affiliate of CION. Pursuant to the terms of the wholesale marketing agreement, CION Securities will seek to market and otherwise promote the Fund through various wholesale distribution channels, including, but not limited to, regional and independent retail broker-dealers and registered investment advisers.
CION Securities has also entered into a dealer manager agreement with the Fund pursuant to which CION Securities has agreed to provide certain marketing and wholesale services in consideration of its receipt of the dealer manager fee.

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The Advisers or their affiliates, in the Advisers’ discretion and from their own resources, may pay additional compensation to financial intermediaries and their agents that have made arrangements with the Fund and are authorized to buy and sell shares of the Fund (collectively, “Financial Intermediaries”) in connection with the sale of Shares (the “Additional Compensation”). In return for the Additional Compensation, the Fund may receive certain marketing advantages including access to a broker’s or dealer’s registered representatives, placement on a list of investment options offered by a broker or dealer, or the ability to assist in training and educating the broker’s or dealer’s registered representatives. The Additional Compensation may differ among brokers or dealers in amount or in the amount of calculation. Payments of Additional Compensation may be fixed dollar amounts or based on the aggregate value of outstanding Shares held by Shareholders introduced by the broker or dealer, or determined in some other manner. The receipt of Additional Compensation by a selling broker or dealer may create potential conflicts of interest between an investor and its broker or dealer who is recommending the Fund over other potential investments.
ERISA PLANS AND OTHER TAX-EXEMPT ENTITIES
Investors subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”) and other tax-exempt entities, including employee benefit plans, individual retirement accounts (“IRAs”), 401(k) plans and Keogh plans, may purchase Shares. Because the Fund is registered as an investment company under the 1940 Act, the underlying assets of the Fund will not be considered to be “plan assets” of the ERISA plans and plans subject to Section 4975 of the Code investing in the Fund for purposes of ERISA’s fiduciary responsibility and prohibited transaction rules and the prohibited transaction rules in Section 4975 of the Code. Thus, none of the Fund or the Advisers will be a fiduciary within the meaning of ERISA or Section 4975 of the Code with respect to the assets of any ERISA plan or plan subject to Section 4975 of the Code that becomes a Shareholder, solely as a result of such plan’s investment in the Fund. See “ERISA Considerations.”
UNLISTED CLOSED-END INTERVAL FUND
STRUCTURE
The Fund has been organized as a continuously offered, diversified closed-end management investment company. Closed-end funds differ from open-end funds (commonly known as mutual funds) in that investors in closed-end funds do not have the right to redeem their shares on a daily basis. Unlike most closed-end funds, which typically list their shares on a securities exchange, the Fund does not currently intend to list the Shares for trading on any securities exchange, and the Fund does not expect any secondary market to develop for the Shares in the foreseeable future. Therefore, an investment in the Fund, unlike an investment in a typical

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closed-end fund, is not a liquid investment. To provide some liquidity to Shareholders, the Fund will be operated as an “interval fund” and conduct quarterly repurchase offers for a limited amount of the Fund’s Shares (at least 5%).
The Fund believes that an unlisted closed-end structure is most appropriate for the long-term nature of the Fund’s strategy. With event-driven strategies or similar types of investments, the ability to hold positions — through all manner of market environments — until the occurrence of the anticipated event or catalyst that unlocks value is crucial. Features that interfere with this ability (such as daily redemptions permitted by open-end funds that can require the premature sale of investments) could impair the Fund’s ability to execute its investment strategy. Accordingly, an unlisted closed-end structure helps the Fund achieve its investment objective. The Fund’s NAV per Share may be volatile. As the Shares are not traded, investors will not be able to dispose of their investment in the Fund no matter how poorly the Fund performs. Because exchange-traded closed-end funds also do not redeem Shares, they also could execute the Fund’s buy-and-hold strategy. Because an exchange-traded closed-end fund’s shares can trade at a discount to NAV, they may present a more attractive opportunity to investors.
SHARE CLASSES
The Fund currently offers seven different classes of Shares: Class A, Class C, Class I, Class L, Class U, Class U-2 and Class W Shares. The Fund began continuously offering its Shares on January 3, 2017. As of July 11, 2017, the Fund simultaneously redesignated its issued and outstanding Shares as Class A Shares and created its Class C, Class I and Class L Shares. As of December 4, 2018, the Fund created its Class U and Class W Shares. As of March 31, 2020, the Fund created its Class U-2 Shares. An investment in any Share class of the Fund represents an investment in the same assets of the Fund. However, the purchase restrictions and ongoing fees and expenses for each Share class are different. The fees and expenses for the Fund are set forth in “Summary of Fees and Expenses.” If you have hired an intermediary and are eligible to invest in more than one class of Shares, the intermediary may help determine which Share class is appropriate for you. When selecting a Share class, you should consider which Share classes are available to you, how much you intend to invest, how long you expect to own Shares, and the total costs and expenses associated with a particular Share class. The Fund offers Class A Shares, Class C Shares, Class I Shares, Class U Shares, Class U-2 Shares and Class W Shares through different prospectuses. Investors eligible to purchase Class I Shares may convert Class L Shares to Class I Shares. See “Plan of Distribution.”
Each investor’s financial considerations are different. You should speak with your financial advisor to help you decide which Share class is best for you. Not all Financial Intermediaries offer all classes of Shares. If your Financial Intermediary offers more than one class of Shares, you should carefully consider which class of Shares to purchase.

14

VALUATIONS
The Board has designated the Adviser as the Fund’s “valuation designee” for purposes of Rule 2a-5 under the 1940 Act. The Adviser is responsible for the fair valuation of the Fund’s portfolio investments for which market quotations are not readily available, subject to the oversight of the Board and as determined in good faith pursuant to the Adviser’s valuation policy and consistently applied valuation process. Pursuant to the portfolio valuation process set forth in the Adviser’s valuation policy, the Adviser may utilize independent third-party pricing services and independent third-party valuation services. Portfolio securities and other assets for which market quotes are readily available are valued at market value. In circumstances where market quotes are not readily available, the Adviser has adopted methods for determining the fair value of such securities and other assets. The Fund determines NAV per Share in accordance with the methodology described in the valuation policy and related procedures. Valuations of Fund investments are disclosed in reports publicly filed with the SEC.
The Adviser will provide the Board with periodic reports, no less than quarterly, that discuss the functioning of the valuation process, if applicable to that period, and that identify issues and valuation problems that have arisen, if any. See “Determination of Net Asset Value.”
SHARE REPURCHASE
PROGRAM
The Shares have no history of public trading, nor is it intended that the Shares will be listed on a public exchange at this time. No secondary market is expected to develop for the Fund’s Shares.
The Fund is an “interval fund,” a type of fund which, to provide some liquidity to Shareholders, makes quarterly offers to repurchase between 5% and 25% of its outstanding Shares at NAV, pursuant to Rule 23c-3 under the 1940 Act, unless such offer is suspended or postponed in accordance with regulatory requirements (as discussed below). In connection with any given repurchase offer, it is expected the Fund will offer to repurchase only the minimum amount of 5% of its outstanding Shares. Quarterly repurchases occur in the months of March, June, September and December. The offer to purchase Shares is a fundamental policy that may not be changed without the vote of the holders of a majority of the Fund’s outstanding voting securities (as defined in the 1940 Act). Written notification of each quarterly repurchase offer (the “Repurchase Offer Notice”) is sent to Shareholders at least 21 calendar days before the repurchase request deadline (i.e., the date by which Shareholders can tender their Shares in response to a repurchase offer) (the “Repurchase Request Deadline”). The Fund expects to determine the NAV applicable to repurchases on the Repurchase Request Deadline. However, the NAV will be calculated no later than the 14th calendar day (or the next business day if the 14th calendar day is not a business day) after the Repurchase Request Deadline (the “Repurchase Pricing Date”). The Fund expects to distribute

15

payment to Shareholders between one and three business days after the Repurchase Pricing Date and will distribute such payment no later than seven calendar days after such Date. The Fund’s Shares are not listed on any securities exchange, and the Fund anticipates that no secondary market will develop for its Shares. Accordingly, you may not be able to sell Shares when and/or in the amount that you desire. Thus, the Shares are appropriate only as a long-term investment. In addition, the Fund’s repurchase offers may subject the Fund and Shareholders to special risks. See “Types of Investments and Related Risks — Repurchase Offers Risks.”
SUMMARY OF
TAXATION
The Fund has elected to be treated for U.S. federal income tax purposes, and intends to qualify annually, as a regulated investment company (“RIC”) under Subchapter M of the Code. As a RIC, the Fund generally will not be subject to corporate-level U.S. federal income taxes on any net ordinary income or capital gains that is currently distributed as dividends for U.S. federal income tax purposes to Shareholders, as applicable. To qualify and maintain its qualification as a RIC for U.S. federal income tax purposes, the Fund is required to meet certain specified source-of-income and asset diversification requirements and is required to distribute dividends for U.S. federal income tax purposes of an amount at least equal to 90% of the sum of its net ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses each tax year to Shareholders, as applicable. See “Distributions” and “Tax Aspects.”
FISCAL YEAR
For accounting purposes, the Fund’s fiscal year is the 12-month period ending on December 31.
REPORTS TO SHAREHOLDERS
As soon as practicable after the end of each calendar year, a statement on Form 1099-DIV identifying the sources of the distributions paid by the Fund to Shareholders for tax purposes will be furnished to Shareholders subject to Internal Revenue Service (“IRS”) reporting. In addition, the Fund will prepare and transmit to Shareholders an unaudited semi-annual and an audited annual report within 60 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act.
RISK FACTORS
Investing in the Fund involves risks, including the risk that a Shareholder may receive little or no return on their investment or that a Shareholder may lose part or all of their investment. Below is a summary of some of the principal risks of investing in the Fund. For a more complete discussion of the risks of investing in the Fund, see “Types of Investments and Related Risks.” Shareholders should consider carefully the following principal risks before investing in the Fund:
•
Unlike most closed-end funds, the Fund’s Shares will not be listed on any securities exchange;

16

•
Although the Fund has implemented a quarterly share repurchase program, there is no guarantee that an investor will be able to sell all of the Shares that the investor desires to sell. The Fund should therefore be considered to offer limited liquidity;

•
The capital markets may experience periods of disruption and instability. Such market conditions may materially and adversely affect debt and equity capital markets, which may have a negative impact on the Fund’s business and operations;

•
If a Shareholder is able to sell its Shares outside of the quarterly repurchase process, the Shareholder likely will receive less than its purchase price and the then current NAV per Share;

•
The Fund’s distributions may be funded from offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to the Fund for investment. Any capital returned to Shareholders through distributions will be distributed after payment of fees and expenses, as well as the sales load;

•
A return of capital to Shareholders is a return of a portion of their original investment in the Fund, thereby reducing the tax basis of their investment. As a result from such reduction in tax basis, Shareholders may be subject to tax in connection with the sale of Shares, even if such Shares are sold at a loss relative to the Shareholder’s original investment;

•
The Fund’s investments in securities and other obligations of companies that are experiencing distress involve a substantial degree of risk, require a high level of analytical sophistication for successful investment, and require active monitoring;

•
Below investment grade instruments (also known as “junk bonds”) have predominantly speculative characteristics and may be particularly susceptible to economic downturns, which could cause losses;

•
Certain investments may be exposed to the credit risk of the counterparties with whom the Fund deals;

•
The valuation of securities or instruments that lack a central trading place (such as fixed-income securities or instruments) may carry greater risk than those that trade on an exchange;

•
It is expected that most of the securities and instruments held by the Fund will not trade on an exchange;

•
The value of convertible securities may be adversely affected by changes in interest rates, as well as the market price and volatility of the underlying security;

•
Derivative investments have risks, including the imperfect correlation between the value of such instruments and the underlying assets of the Fund;

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•
The Fund may be materially adversely affected by market, economic and political conditions, public health emergencies such as epidemics and pandemics, wars and supply chain disruptions, globally and in the jurisdictions and sectors in which the Fund invests;

•
Non-U.S. securities may be traded in undeveloped, inefficient and less liquid markets and may experience greater price volatility and changes in value;

•
Changes in foreign currency exchange rates may adversely affect the U.S. dollar value of and returns on foreign denominated investments;

•
Credit intermediation involving entities and activities outside the regular banking system (i.e., the “shadow banking system” in Europe) could result in increased regulatory and operating costs, which could adversely affect the implementation of the Fund’s investment strategies, income and returns;

•
U.S. and global markets recently have experienced increased volatility and inflation;

•
Legal and regulatory changes could occur, which may materially adversely affect the Fund;

•
The Fund’s ability to grow depends on its ability to raise capital;

•
The Fund utilizes leverage, including through the use of Preferred Shares, which magnifies the potential for gain or loss on amounts invested, subjects the Fund to certain covenants with which it must comply and may increase the risk of investing with the Fund;

•
The Fund operates in a highly competitive market for investment opportunities;

•
The Fund is exposed to risks associated with changes in interest rates;

•
The Fund’s financial condition and results of operations could be negatively affected if a significant investment fails to perform as expected;

•
There are significant and potential conflicts of interest that could impact the Fund’s investment returns;

•
To qualify and remain eligible for the special tax treatment accorded to RICs and their shareholders under the Code, the Fund must meet certain source-of-income, asset diversification and annual distribution requirements, and failure to do so could result in the loss of RIC status.

Accordingly, the Fund should be considered a speculative investment that entails substantial risks, and a prospective investor should invest in the Fund only if they can sustain a complete loss of their investment.

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SUMMARY OF FEES AND EXPENSES
The following table illustrates the aggregate fees and expenses that the Fund expects to incur and that Shareholders can expect to bear directly or indirectly if they buy and hold Shares.
SHAREHOLDER TRANSACTION EXPENSES (fees paid directly from your investment)	L Share
Maximum sales load imposed on purchases(1)	4.25%
Maximum contingent deferred sales charge	None
ANNUAL FUND EXPENSES(2) (expenses that you pay each year as a percentage of projected average net assets attributable to Shares, assuming the use of leverage)
Management fee(3)	1.82%
Incentive fee(4)	1.73%
Interest payments on borrowed funds(5)	2.57%
Other expenses(6)
Shareholder servicing fee(7)	0.25%
Distribution fee(8)	0.25%
Remaining other expenses	0.57%
Total annual fund expenses	7.19%

(1)
Investors purchasing Class L Shares may be charged a sales load of up to 4.25% of the investor’s subscription. The table assumes the maximum sales load is charged. The Distributor may, in its discretion, waive all or a portion of the sales load for certain investors. See “Plan of Distribution.”

(2)
This table assumes that the Fund borrows money for investment purposes at an average amount of 44.57% of its net assets (the actual average amount of its borrowings, including outstanding Preferred Shares, during the fiscal year ended December 31, 2023).

(3)
The Management Fee paid by the Fund is calculated at the annual rate of 1.25% of the average daily value of the Fund’s Managed Assets which includes assets purchased with borrowed money. The table above assumes that the Fund borrows money for investment purposes at an average amount of 44.57% of its net assets (the actual average amount of its borrowings, including outstanding Preferred Shares, during the fiscal year ended December 31, 2023). The Management Fee estimate in the table is greater than 1.25% since it is computed as a percentage of the Fund’s net assets for presentation therein. In addition, if the Fund’s leverage exceeds this 44.57% borrowings-to-net assets ratio through additional borrowings (including the issuance of additional Preferred Shares), then the Management Fee in relation to its net assets would be higher than the estimate presented in the table.

(4)
The Fund anticipates that it may have interest income that could result in the payment of an Incentive Fee to the Adviser during certain periods. However, the Incentive Fee is based on the Fund’s performance and will not be paid unless the Fund achieves certain performance targets. The Fund expects the Incentive Fee the Fund pays to increase to the extent the Fund earns greater interest income through its investments. The Incentive Fee is calculated and payable quarterly in arrears based upon “pre-incentive fee net investment income” attributable to each class of the Fund’s Shares for the immediately preceding fiscal quarter, and is subject to a hurdle rate, expressed as a rate of return on each class’s average daily net asset value (calculated in accordance with GAAP), equal to 1.50% per quarter, or an annualized hurdle rate of 6.00%, subject to a “catch-up” feature. The amount presented in this table reflects the Incentive Fee incurred as a percent of average net assets for the fiscal year ended December 31, 2023. See “Management and Incentive Fees” for a full explanation of how the Incentive Fee is calculated.

(5)
The amount shown in the table above is based on the assumption that the Fund borrows money for investment purposes at an average amount of 44.57% of its net assets (the actual average amount of its borrowings, including outstanding Preferred Shares, during the fiscal year ended December 31, 2023), at an estimated annual interest rate cost to the Fund of 5.82%, which is the weighted average

19

interest rate cost during the fiscal year ended December 31, 2023, including dividends payable on the Fund’s MRP Shares, which, in the aggregate, have an average interest rate of 3.72% per annum as of December 31, 2023. The actual amount of interest expense borne by the Fund will vary over time in accordance with the level of the Fund’s use of borrowings and/or Preferred Shares and variations in market interest rates. Interest payments on borrowed funds are required to be treated as an expense of the Fund for accounting purposes. See “Types of Investments and Related Risks — Risks Associated with the Use of Leverage.”

(6)
Other expenses include accounting, legal and auditing fees of the Fund, and offering costs, as well as the reimbursement of the compensation of administrative personnel and fees payable to the Independent Trustees. Other expenses are estimated for the current fiscal year based on the Fund’s fees and expenses for the fiscal year ended December 31, 2023.

(7)
Class L Shares may charge a shareholder servicing fee of up to 0.25% per year. The Fund may use this fee to compensate Financial Intermediaries or financial institutions for providing ongoing services in respect of clients with whom they have distributed Shares of the Fund. Such services may include electronic processing of client orders, electronic fund transfers between clients and the Fund, account reconciliations with the Fund’s transfer agent, facilitation of electronic delivery to clients of Fund documentation, monitoring client accounts for back-up withholding and any other special tax reporting obligations, maintenance of books and records with respect to the foregoing, and such other information and liaison services as the Fund or CAM may reasonably request.

(8)
Class L Shares will pay to the Distributor a Distribution Fee that will accrue at an annual rate equal to 0.25% of the average daily net assets attributable to Class L Shares and is payable on a quarterly basis. See “Plan of Distribution.”

Example:
The following example demonstrates the projected dollar amount of total expenses that would be incurred over various periods with respect to a hypothetical investment in Shares. In calculating the following expense amounts, the Fund has assumed its direct and indirect annual operating expenses would remain at the percentage levels set forth in the table above and do not include any expense support from the Adviser.
An investor would pay the following expenses on a $1,000 investment, assuming a 5.0% annual return:
Share Class	1 Year	3 Years	5 Years	10 Years
Class L	$111	$242	$368	$660
The example and the expenses in the tables above should not be considered a representation of the Fund’s future expenses, and actual expenses may be greater or less than those shown. While the example assumes a 5.0% annual return, as required by the SEC, the Fund’s performance will vary and may result in a return greater or less than 5.0%. For a more complete description of the various fees and expenses borne directly and indirectly by the Fund, see “Fund Expenses” and “Management and Incentive Fees.”

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FINANCIAL HIGHLIGHTS
The financial highlights table is intended to help you understand the Fund’s financial performance. The information for the fiscal years and/or periods ended December 31, 2023, December 31, 2022, December 31, 2021, December 31, 2020, December 31, 2019 and October 31, 2018, respectively, has been derived from the Fund’s financial statements, which have been audited by Ernst & Young LLP, an independent registered public accounting firm, whose report, along with this information and additional Fund performance and portfolio information, appears in the Fund’s Annual Report dated December 31, 2023, and is incorporated by reference into the Statement of Additional Information. To request the Fund’s Annual Report, please call 888-729-4266. The table below sets forth financial data for one Class L Share throughout the periods presented.
CION Ares Diversified Credit Fund
Financial Highlights
(in thousands, except per share data, percentages and as otherwise noted)
	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022	For the Year Ended December 31, 2021	For the Year Ended December 31, 2020
Class L
Per share data:
Net asset value, beginning of period	$23.93	$25.85	$25.14	$25.92
Income from investment operations:
Net investment income(a)	2.45	1.63	1.54	1.44
Net realized and unrealized gains (losses)	0.61	(2.11)	0.56	(0.82)
Total income (loss) from investment operations	3.06	(0.48)	2.10	0.62
Less distributions declared to shareholders:
From net investment income	(1.95)	(1.44)	(1.39)	(1.40)
Total distributions	(1.95)	(1.44)	(1.39)	(1.40)
Net asset value, end of period	$25.04	$23.93	$25.85	$25.14
Total return, excluding expense support(b)	13.28%	(1.92)%	8.69%	3.27%
Total return, including expense support(b)	13.28%	(1.92)%	8.58%	2.85%
Ratios to average net assets/supplemental data:
Net assets, end of period	$11,283	$10,537	$9,845	$7,364
Including interest expense:
Expenses, excluding expense support(d)(g)	7.19%(h)	5.12%(h)	3.40%(h)	3.82%
Expenses, including expense support(d)(f)(g)	7.19%(h)	5.12%(h)	3.51%(h)	4.24%
Excluding interest expense:
Expenses, excluding expense support(d)(g)	4.62%	3.59%	2.75%	3.27%
Expenses, including expense support(d)(f)(g)	4.62%	3.59%	2.86%	3.69%
Net investment income(d)	10.03%	6.56%	6.05%	6.04%
Portfolio turnover rate	30.64%	38.16%	43.72%	59.77%

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	For the Period Ended December 31, 2019*	For the Year Ended October 31, 2019	For the Period from November 2, 2017 (commencement of operations) to October 31, 2018
Class L
Per share data:
Net asset value, beginning of period	$25.44	$25.80	$25.23
Income from investment operations:
Net investment income(a)	0.19	1.39	1.52
Net realized and unrealized gains (losses)	0.52	(0.36)	0.43
Total income from investment operations	0.71	1.03	1.95
Less distributions declared to shareholders:
From net investment income	(0.23)	(1.39)	(1.38)
Total distributions	(0.23)	(1.39)	(1.38)
Net asset value, end of period	$25.92	$25.44	$25.80
Total return, excluding expense support(b)	2.82%(c)	4.32%	(2.69)%(c)
Total return, including expense support(d)	2.82%(c)	4.10%	7.96%(c)
Ratios to average net assets/supplemental data:
Net assets, end of period	$6,325	$5,536	$1,933
Including interest expense:
Expenses, excluding expense support(e)(h)	4.24%(f)	4.38%	6.23%(f)
Expenses, including expense support(e)(g)(h)	4.24%(f)	4.60%	0.34%(f)
Excluding interest expense:
Expenses, excluding expense support(h)	3.56%(f)	3.67%	6.21%(f)
Expenses, including expense support(g)(h)	3.56%(f)	3.89%	0.32%(f)
Net investment income(e)	4.47%(f)	5.35%	5.19%(f)
Portfolio turnover rate	5.42%(c)	63.58%	28.36%(c)

*
For the two month period ended December 31, 2019.

(a)
Per share net investment income has been calculated using the average shares outstanding during the period.

(b)
Based on net asset value per share. Distributions, if any, are assumed for purposes of this calculation to be reinvested at prices obtained under the Fund’s Dividend Reinvestment Plan. Total return is not annualized for periods less than one year. Total return excludes or includes, as noted, expense support provided or (recouped) by the Adviser.

(c)
Not annualized.

(d)
Includes organizational and offering costs, where applicable.

(e)
Annualized, except for certain non-recurring costs.

(f)
Includes expense support provided or (recouped) by the Adviser.

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(g)
For the periods presented below, the ratio of operating expenses to average net assets consisted of the following:

	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022	For the Year Ended December 31, 2021	For the Year Ended December 31, 2020
Base management fees	1.82%	1.78%	1.58%	1.58%
Income based incentive fees	1.73%	0.75%	0.05%	0.02%
Cost of borrowing	2.57%	1.53%	0.65%	0.55%
Net expense support	—%	—%	0.11%	0.42%
Other operating expenses	1.07%	1.06%	1.12%	1.68%
Total operating expenses	7.19%	5.12%	3.51%	4.24%
	For the Period Ended December 31, 2019*	For the Year Ended October 31, 2019	For the Period from November 2, 2017 (commencement of operations) to October 31, 2018
Base management fees	1.56%	1.49%	1.48%
Income based incentive fees	—%	—%	—%
Cost of borrowing	0.68%	0.72%	—%
Net expense support	—%	0.21%	(4.71)%
Other operating expenses	2.01%	2.18%	3.57%
Total operating expenses	4.24%	4.60%	0.34%

(h)
Includes stated dividends and amortization of deferred issuance costs on the MRP Shares.

23

SENIOR SECURITIES
Information about the Fund’s senior securities as of December 31, 2023, December 31, 2022, December 31, 2021, December 31, 2020, December 31, 2019 and October 31, 2019 is shown in the following table. There were no senior securities outstanding as of October 31, 2018 or October 31, 2017. The information contained in the following table is derived from the Fund’s Annual Report dated December 31, 2023.
Class and Period Ended	Total Amount Outstanding Exclusive of Treasury Securities(a) (in thousands)	Asset Coverage Per Unit(b)	Involuntary Liquidating Preference Per Unit(c)	Average Market Value Per Unit(d)
Revolving Credit Facility (Wells Fargo Bank, N.A.)
December 31, 2023	$426,117	$6,200	—	N/A
December 31, 2022	348,844	5,299	—	N/A
December 31, 2021	225,664	6,461	—	N/A
December 31, 2020	77,025	6,233	—	N/A
December 31, 2019	19,054	5,383	—	N/A
October 31, 2019	19,397	3,847	—	N/A
Revolving Credit Facility (State Street Bank and Trust Company)
December 31, 2023	$246,939	$6,200	—	N/A
December 31, 2022	317,201	5,299	—	N/A
December 31, 2021	176,803	6,461	—	N/A
December 31, 2020	111,283	6,233	—	N/A
December 31, 2019	110,387	5,383	—	N/A
October 31, 2019	142,357	3,847	—	N/A
Mandatory Redeemable Preferred Shares*
December 31, 2023	$570,000	$86.35	$25.00	N/A
December 31, 2022	420,000	81.52	25.00	N/A
December 31, 2021	300,000	93.11	25.00	N/A
Secured Borrowings
December 31, 2023	$6,548	$6,200	—	N/A
December 31, 2022	5,776	5,299	—	N/A
December 31, 2021	5,776	6,461	—	N/A
December 31, 2020	650	6,233	—	N/A
December 31, 2019	314	5,383	—	N/A
October 31, 2019	349	3,847	—	N/A

*
There were no mandatory redeemable preferred shares outstanding as of December 31, 2020, December 31, 2019 and October 31, 2019.

(a)
Total amount of each class of senior securities outstanding at principal value at the end of the period presented.

(b)
The asset coverage ratio for a class of senior securities representing indebtedness is calculated as our consolidated total assets, less all liabilities and indebtedness not represented by senior securities, divided by total senior securities representing indebtedness as calculated separately for each of the Preferred Shares and the credit facilities in accordance with Section 18(h) of the 1940 Act. With respect to the Preferred Shares, the asset coverage per unit figure is expressed in terms of dollar amounts per share of

24

outstanding Preferred Shares (based on a per share liquidation preference of $25). With respect to the credit facilities, the asset coverage ratio is multiplied by $1,000 to determine the “Asset Coverage Per Unit”.

(c)
The amount to which such class of senior security would be entitled upon our involuntary liquidation in preference to any security junior to it. The “—” in this column indicates that the SEC expressly does not require this information to be disclosed for certain types of senior securities.

(d)
Not applicable to senior securities outstanding as of period end.

25

THE FUND
The Fund is a diversified, closed-end management investment company that is registered under the 1940 Act. The Fund is operated as an “interval fund” and continuously offers its Shares. The Fund was organized as a Delaware statutory trust on June 21, 2016. The principal office of the Fund is located at 100 Park Avenue, 25th Floor, New York, NY 10017 and its telephone number is 212-418-4700.
The Fund’s investment objective is to provide superior risk-adjusted returns across various market cycles by investing in a diversified portfolio of liquid and illiquid asset classes. The Fund seeks to capitalize on market inefficiencies and relative value opportunities throughout the entire global credit spectrum.
The Fund invests primarily in a portfolio of directly originated loans, secured floating and fixed rate syndicated loans, corporate bonds, asset-backed securities, commercial real estate loans and other types of credit instruments, which, under normal circumstances, will represent at least 80% of the Fund’s Managed Assets. In addition, the Fund invests primarily in those countries where creditors’ rights are protected by law, such as countries in North America and Western Europe, although in select situations the Fund may invest in securities of issuers domiciled elsewhere. The geographic areas of focus are subject to change from time to time and may be changed without notice to Shareholders. There is no minimum or maximum limit on the amount of the Fund’s assets that may be invested in non-U.S. securities.
The Fund seeks to achieve its investment objective by employing an opportunistic, dynamic and untethered global credit investments strategy based on absolute and relative value considerations and its analysis of credit markets. It seeks risk-adjusted returns over full market cycles by creating and managing a portfolio with balanced exposures to multiple industry sectors and geographic regions, systematically allocating capital across multiple segments of the global fixed-income markets, including U.S. and non-U.S. credit instruments. For a further discussion of the Fund’s principal investment strategies, see “Investment Objective, Opportunities and Strategies.” There can be no assurance that the Fund will achieve its investment objective.
The Fund’s investment adviser is CAM. Ares Capital is the Fund’s investment sub-adviser. CAM oversees the management of the Fund’s activities and is responsible for making investment decisions for the Fund’s portfolio with recommendations and support from Ares Capital. See “The Adviser and Sub-Adviser.” Responsibility for monitoring and overseeing the Fund’s investment program, management and operation is vested in the individuals who serve on the Board.

26

THE ADVISER AND SUB-ADVISER
CAM, an investment adviser registered with the SEC under the Advisers Act, serves as the Adviser. CAM is a joint venture between affiliates of Ares and CION and is controlled by Ares.
CION is a leading manager of alternative investment solutions that focuses on alternative credit strategies for individual investors. CION manages CION Investment Corporation (“CIC”), a leading publicly traded business development company with approximately $2.0 billion in total assets as of December 31, 2023, and sponsors, through CAM, the Fund. Its affiliated broker-dealer, CION Securities, provides distribution services and has entered into a wholesale marketing agreement with the Distributor and a dealer manager agreement with the Fund. The dealer manager arrangement is applicable only to certain share classes of the Fund.
Ares Capital, an investment adviser registered with the SEC under the Advisers Act, serves as the Sub-Adviser. Ares is a publicly traded, leading global alternative investment manager with over 2,850 employees. Ares had approximately $418.8 billion in assets under management (“AUM”) as of December 31, 2023, of which approximately $284.8 billion was related to its credit business, across a diverse platform that it manages on behalf of organizations including but not limited to pension and endowment funds, sovereign wealth funds, financial institutions, insurance companies and individual investors. In February 2024, Ares Capital announced that its special opportunities strategy, historically reported as a component of its private equity group, will be integrated into the credit group to align management of this strategy and will form the foundation for a new opportunistic credit strategy. Adjusted for this change, as of December 31, 2023, the credit group managed $299.4 billion in AUM.*

*
As of December 31, 2023, Ares AUM amounts include funds managed by Ivy Hill Asset Management, L.P., a wholly owned portfolio company of Ares Capital Corporation (“ARCC”) and an SEC-registered investment adviser.

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USE OF PROCEEDS
The proceeds from the sale of Shares, not including the amount of any applicable sales loads paid by investors net of the Fund’s fees and expenses, are invested by the Fund to pursue its investment program and strategies. The Fund expects to invest the proceeds obtained by it promptly after receipt of such proceeds.

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INVESTMENT OBJECTIVE, OPPORTUNITIES AND STRATEGIES
Investment Objective
The Fund’s investment objective is to provide superior risk-adjusted returns across various market cycles by investing in a diversified portfolio of liquid and illiquid asset classes. The Fund seeks to capitalize on market inefficiencies and relative value opportunities throughout the entire global credit spectrum. There can be no assurance that the Fund will achieve its investment objective.
Investment Opportunities and Strategies
The Fund invests primarily in a portfolio of directly originated loans, secured floating and fixed rate syndicated loans, corporate bonds, asset-backed securities, commercial real estate loans and other types of credit instruments, which, under normal circumstances, will represent at least 80% of the Fund’s Managed Assets. For purposes of this policy, “credit instruments” may include commercial real estate mezzanine loans, real estate mortgages, distressed securities, notes, bills, debentures, bank loans, convertible and preferred securities, government and municipal obligations. The Fund may also invest in foreign instruments and illiquid and restricted securities.
Opportunistic, Flexible, Untethered Credit Investments Strategy.   The Advisers intend to employ an opportunistic, flexible and untethered global credit investments strategy based on absolute and relative value considerations and their analysis of the credit markets. The Advisers seek risk-adjusted returns over full market cycles by creating and managing a portfolio with balanced exposures to multiple industry sectors and geographic regions. The Advisers will make tactical allocations of assets across multiple segments of the global fixed-income markets, including U.S. and non-U.S. credit instruments. It is anticipated that most of the Fund’s investments will be rated below investment grade or would be rated below investment grade if they were rated. Non-investment grade fixed income securities, also known as “junk bonds”, are considered speculative. Some of the credit instruments will have no credit rating at all. The Fund is untethered to benchmark-specific guidelines, thereby providing the Advisers with significant latitude to invest where they see opportunities and to reduce exposure to areas where they see less value or heightened downside risks.
Relative Value Focus.   A primary driver of the Fund’s investment strategy will be a relative value focus whereby the Advisers seek to identify market dislocations caused by, among other factors, (i) significant corporate transactional events, such as spinoffs, mergers and acquisitions, industry consolidations, liquidations, reorganizations, bankruptcies, recapitalizations and share buybacks and other extraordinary corporate transactions; (ii) market inefficiencies resulting from the misunderstanding by the broader investment community of a particular company or industry, which misunderstanding results in the income of such investment reflecting a higher risk premium or the market price of such investment reflecting a lower value than is deemed warranted by the Advisers and; (iii) companies experiencing financial stress resulting in a mispricing of their securities either because such securities pay higher income due to perceived risk or trade at a significant discount to fair value whereby the underlying asset values limit downside risk and offer meaningful upside potential; and (iv) sell-offs in one or more of the relevant credit markets.
Access to Ares Transaction Flow.   The Advisers intend to benefit from the market presence, scale, infrastructure and demonstrated investment experience of Ares to gain access to transaction flow and a broad set of investment opportunities across the non-investment grade credit spectrum. Unlike many other alternative investment managers, Ares operates in a fully integrated manner and encourages frequent collaboration among its investment professionals. This unique approach allows Ares to draw from the collective market insight, industry expertise, contacts and experience of its approximately 990 investment professionals around the world.
The Fund intends to focus on what the Advisers believe are the broader Ares platform’s most attractive investment ideas and allocate investments sourced from Ares’s multi-billion dollar credit platform to achieve its investment objective. As such, the Advisers have the flexibility to invest where they see opportunities, based on their extensive credit research expertise and analysis of the relevant credit markets, in a variety of credit instruments with varying yield and risk profiles. Many investment vehicles available for retail investors do not include certain asset classes that the Fund will invest in such as private asset-backed investments and directly originated loans, and therefore the Fund offers a differentiated investment opportunity to the retail investor base.

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Active Monitoring and Investing, with Bottom-Up and Top-Down Credit Analysis by Deep and Experienced Team.   The Advisers will actively construct and manage a portfolio of credit investments and, as necessary, periodically rebalance the Fund’s allocation of assets among different types of credit investments utilizing the Advisers’ strategies to seek to optimize the Fund’s allocation to achieve the Fund’s investment objective under the market conditions existing at such time.
With respect to each investment opportunity, the Advisers intend to take a bottom-up and top-down approach to their credit analysis that will focus on each individual investment as well as global macroeconomic factors and the industry in which the subject entity operates. The Advisers’ investment process will be rigorous, proactive and continuous, and will emphasize team management. Close monitoring of each investment in the portfolio provides the basis for making buy, sell and hold decisions. In managing the Fund’s portfolio, the Advisers will utilize their and the broader Ares platform’s deep and experienced teams of credit specialists to analyze investments and engage in regular and periodic monitoring of credit risk with a goal toward the early identification, and sale, of credit instruments and other investments with potential credit problems. This monitoring process may include reviewing (i) an issuer’s financial resources and operating history; (ii) a comparison of an issuer’s current operating results with the Advisers’ initial investment thesis for the investment and initial expectations for the performance of the obligation; (iii) an issuer’s sensitivity to economic conditions; (iv) the performance of an issuer’s management; (v) an issuer’s debt maturities and borrowing requirements; (vi) an issuer’s interest and asset coverage; and (vii) the relative value of an investment based on an issuer’s anticipated cash flow or where other comparable assets are trading in the market.
Portfolio Composition
The Fund’s portfolio will consist of some combination of the following types of investments:
Direct Lending.   The Fund may invest in first lien senior secured loans (including “unitranche” loans, which are loans that combine both senior and mezzanine debt, generally in a first lien position), second lien senior secured loans and mezzanine debt, which in some cases includes an equity component, of U.S. and European middle-market companies, where the Advisers believe the supply of primary capital is limited and the investment opportunities are most attractive. These investments are typically made to companies with annual EBITDA between $10 million and $250 million. As used herein, EBITDA represents net income before net interest expense, income tax expense, depreciation and amortization.
Syndicated Corporate Loans.   Syndicated Loans generally hold the most senior position in the capital structure of a Borrower, are typically secured with specific collateral and have a claim on the assets and/or stock of the Borrower that is senior to that held by unsecured creditors, subordinated debt holders and holders of equity of the Borrower. Typically, in order to borrow money pursuant to a Syndicated Loan, a Borrower will, for the term of the Syndicated Loan, pledge collateral (subject to typical exceptions), including but not limited to (i) working capital assets, such as accounts receivable and inventory; (ii) tangible fixed assets, such as real property, buildings and equipment; (iii) intangible assets, such as trademarks and patent rights; and (iv) security interests in shares of stock of subsidiaries or affiliates. In the case of Syndicated Loans made to non-public companies, the company’s shareholders or owners may provide collateral in the form of secured guarantees and/or security interests in assets that they own. In many instances, a Syndicated Loan may be secured only by stock in the Borrower or its subsidiaries. Collateral may consist of assets that may not be readily liquidated, and there is no assurance that the liquidation of such assets would satisfy fully a Borrower’s obligations under a Syndicated Loan.
A Borrower must comply with various covenants contained in a loan agreement or note purchase agreement between the Borrower and the holders of the Syndicated Loan (the “Loan Agreement”). In a typical Syndicated Loan, an administrative agent (the “Agent”) administers the terms of the Loan Agreement. In such cases, the Agent is normally responsible for the collection of principal and interest payments from the Borrower and the apportionment of these payments to the credit of all institutions that are parties to the Loan Agreement. The Fund will generally rely upon the Agent or an intermediate participant to receive and forward to the Fund its portion of the principal and interest payments on the Syndicated Loan. Additionally, the Fund normally will rely on the Agent and the other loan investors to use appropriate credit remedies against the Borrower. The Agent is typically responsible for monitoring compliance with covenants contained in the Loan Agreement based upon reports prepared by the Borrower. The Agent may monitor the value of the collateral and, if the value of the collateral declines, may accelerate the Syndicated

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Loan, may give the Borrower an opportunity to provide additional collateral or may seek other protection for the benefit of the participants in the Syndicated Loan. The Agent is compensated by the Borrower for providing these services under a Loan Agreement, and such compensation may include special fees paid upon structuring and funding the Syndicated Loan and other fees paid on a continuing basis.
Syndicated Loans typically have rates of interest that are determined daily, monthly, quarterly or semi-annually by reference to a base lending rate, plus a premium or credit spread. As a result, as short-term interest rates increase, interest payable to the Fund from its investments in Syndicated Loans should increase, and as short-term interest rates decrease, interest payable to the Fund from its investments in Syndicated Loans should decrease. These base lending rates are primarily SOFR or another reference rate, and secondarily the prime rate offered by one or more major U.S. banks and the certificate of deposit rate or other base lending rates used by commercial lenders.
Although not initially a principal investment strategy, the Fund may purchase and retain in its portfolio Syndicated Loans where the Borrower has experienced, or may be perceived to be likely to experience, credit problems, including involvement in or recent emergence from bankruptcy court proceedings or other forms of debt restructuring. Such distressed investments may provide opportunities for enhanced income as well as capital appreciation, although they also will be subject to greater risk of loss. At times, in connection with the restructuring of a Syndicated Loan either outside of bankruptcy court or in the context of bankruptcy court proceedings, the Fund may determine or be required to accept equity securities or junior credit securities in exchange for all or a portion of a Syndicated Loan.
In the process of buying, selling and holding Syndicated Loans, the Fund may receive and/or pay certain fees. These fees are in addition to interest payments received and may include facility fees, commitment fees, amendment fees, commissions and prepayment penalty fees. On an ongoing basis, the Fund may receive a commitment fee based on the undrawn portion of the underlying line of credit portion of a Syndicated Loan. In certain circumstances, the Fund may receive a prepayment penalty fee upon the prepayment of a Syndicated Loan by a Borrower. Other fees received by the Fund may include covenant waiver fees, covenant modification fees or other amendment fees.
Corporate Bonds.   An issuer of Corporate Bonds typically pays the investor a fixed rate of interest and must repay the amount borrowed on or before maturity. The investment return of Corporate Bonds reflects interest on the security and changes in the market value of the security. The market value of a Corporate Bond generally may be expected to rise and fall inversely with interest rates. The value of intermediate- and longer-term Corporate Bonds normally fluctuates more in response to changes in interest rates than does the value of shorter-term Corporate Bonds. The market value of a Corporate Bond also may be affected by investors’ perceptions of the creditworthiness of the issuer, the issuer’s performance and perceptions of the issuer in the market place. There is a risk that the issuers of Corporate Bonds may not be able to meet their obligations on interest or principal payments at the time called for by an instrument. The Fund may utilize various types of Derivatives, including swaps, for the purpose of gaining exposure to Corporate Bonds.
Structured Credit.   The Fund may invest in asset-backed opportunities across broad sectors such as consumer and commercial specialty finance and corporate credit. The Fund will target investment opportunities that are directly originated and privately negotiated that may include (i) financings secured by pools of consumer loans, commercial loans or real estate assets; (ii) the outright purchase of pools of consumer loans, commercial loans or real estate assets; and (iii) debt and equity investments in U.S.-dollar-denominated CLOs that are primarily backed by corporate leveraged loans issued to primarily U.S. CLOs, as well as Euro-denominated CLOs that are backed primarily by corporate leveraged loans issued to primarily European CLOs. The investments in the “equity” of structured credit products (including CLOs) refers to the Residual Tranche.
The CLO equity tranches (or other similar junior tranches) and privately issued asset-backed securities in which the Fund invests may be highly leveraged, which magnifies the Fund’s risk of loss on such investments.
Stressed Investments.   The Fund may invest in preferred or common shares, or other instruments, of companies undergoing, or that have recently completed, bankruptcies, reorganizations, insolvencies, liquidations or other fundamental changes or similar proceedings or other Stressed Issuers. In any investment opportunity involving any such type, there exists the risk that the contemplated transaction either will be

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unsuccessful, will take considerable time or will result in a distribution of cash or new securities, the value of which will be less than the purchase price to the Fund of the securities or other financial instruments in respect of which such distribution is received. Similarly, if an anticipated transaction does not in fact occur, the Fund may be required to sell its investment at a loss. The consummation of such transactions can be prevented or delayed by a variety of factors, including but not limited to (i) intervention of a regulatory agency; (ii) market conditions resulting in material changes in securities prices; (iii) compliance with any applicable bankruptcy, insolvency or securities laws; and (iv) the inability to obtain adequate financing. Because there is substantial uncertainty concerning the outcome of transactions involving financially troubled companies in which the Fund intends to invest, there is a potential risk of loss by the Fund of its entire investment in such companies.
Commercial Real Estate Loans.
Senior Mortgage Loans:   These mortgage loans are typically secured by first liens on commercial properties, including the following property types: office, multifamily, retail, industrial, hospitality and mixed-use. In some cases, first lien mortgages may be divided into an A-Note and a B-Note. The A-Note is typically a privately negotiated loan that is secured by a first mortgage on a commercial property or group of related properties that is senior to a B-Note secured by the same first mortgage property or group.
Subordinated Debt:   These loans may include structurally subordinated first mortgage loans and junior participations in first mortgage loans or participations in these types of assets. As noted above, a B-Note is typically a privately negotiated loan that is secured by a first mortgage on a commercial property or group of related properties and is subordinated to an A-Note secured by the same first mortgage property or group. The subordination of a B-Note or junior participation typically is evidenced by participations or intercreditor agreements with other holders of interests in the note. B-Notes are subject to more credit risk with respect to the underlying mortgage collateral than the corresponding A-Note.
Preferred Equity:   Real estate preferred equity investments are subordinate to first mortgage loans and are not collateralized by the property underlying the investment. As a holder of preferred equity, the Fund seeks to enhance its position with covenants that limit the activities of the entity in which the Fund has an interest and protect the Fund’s equity by obtaining an exclusive right to control the underlying property after an event of default, should such a default occur on the Fund’s investment.
Mezzanine Loans:   Like B-Notes, these loans are also subordinated, but are usually secured by a pledge of the borrower’s equity ownership in the entity that owns the property or by a second lien mortgage on the property. In a liquidation, these loans are generally junior to any mortgage liens on the underlying property, but senior to any preferred equity or common equity interests in the entity that owns the property. Investor rights are usually governed by intercreditor agreements.
Other Investment Strategies.   The Fund may also invest in distressed securities, notes, bills, debentures, bank loans, convertible and preferred securities, government and municipal obligations and other credit instruments with similar economic characteristics. In addition, from time to time, the Fund may invest in or hold common shares and other equity securities incidental to the purchase or ownership of a Syndicated Loan or Corporate Bond or in connection with a reorganization of a borrower. The Fund may engage in short sales. The Fund may also use Derivatives to gain investment exposure to credit instruments, to provide downside protection and to dampen volatility. Derivatives may allow the Fund to increase or decrease the level of risk to which the Fund is exposed more quickly and efficiently than transactions in other types of instruments. The Fund may invest in securities of other investment companies, including ETFs, to the extent that these investments are consistent with the Fund’s investment objective, strategies and policies and permissible under the 1940 Act or any applicable exemption therefrom. The Fund may invest in other investment companies to gain broad market or sector exposure, including during periods when it has large amounts of uninvested cash or when the Advisers believe share prices of other investment companies offer attractive values.
Other Characteristics
Below Investment Grade Credit Instruments.   Most of the credit instruments in which the Fund may invest will be rated below investment grade (also known as “junk bonds”). Securities rated below investment

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grade are those that, at the time of investment, are rated Ba1 or lower by Moody’s, or BB+ or lower by S&P or Fitch, or if unrated are determined by the Advisers to be of comparable quality. Below investment grade securities often are regarded as having predominately speculative characteristics with respect to an issuer’s capacity to pay interest and repay principal. In addition, lower quality debt securities tend to be more sensitive to general economic conditions. Although many of the Fund’s investments may consist of securities rated below investment grade, the Fund reserves the right to invest in credit instruments of any credit quality, maturity and duration.
Foreign Instruments.   The Fund may make investments in non-U.S. entities, including issuers in emerging markets. Emerging market countries are countries that major international financial institutions, such as the World Bank, generally consider to be less economically mature than developed nations, such as the United States or most nations in Western Europe. Emerging market countries can include every nation in the world except the United States, Canada, Japan, Australia, New Zealand, most countries located in Western Europe and certain other countries. The Fund expects that its investment in non-U.S. issuers will be made primarily in U.S. dollar denominated securities, but it reserves the right to purchase securities that are foreign currency denominated. Some non-U.S. securities may be less liquid and more volatile than securities of comparable U.S. issuers.
Illiquid and Restricted Securities.   The Fund may invest in instruments that, at the time of investment, are illiquid (generally, those securities that cannot be disposed of within seven days in the ordinary course of business at approximately the value at which the Fund has valued the securities). Although the Fund may invest in such instruments without limitation, pursuant to the requirements of the 1940 Act, the Board has adopted, and the Fund follows, procedures designed to ensure that the Fund maintains sufficient liquidity to meet its periodic repurchase obligations as an interval fund. The Fund may also invest, without limit, in securities that are unregistered (but are eligible for purchase and sale by certain qualified institutional buyers) or are held by control persons of the issuer and securities that are subject to contractual restrictions on their resale.
The Fund may invest its cash balances in money market instruments, U.S. government securities, commercial paper, certificates of deposit, repurchase agreements and other high-quality debt instruments maturing in one year or less, among other instruments. In addition, and in response to adverse market, economic or political conditions, the Fund may invest in high-quality fixed income securities, money market instruments and money market funds or may hold significant positions in cash or cash equivalents for defensive purposes.
Subsidiaries.   The Fund may make investments through direct and indirect wholly-owned Subsidiaries. Such Subsidiaries will not be registered under the 1940 Act. The Board has oversight responsibility for the investment activities of the Fund, including its investment in any Subsidiary, and the Fund’s role as sole direct or indirect shareholder of any Subsidiary. The Subsidiaries will be advised or managed by the Adviser and have the same investment objective as the Fund. The Fund will “look through” any such Subsidiary for purposes of compliance with its investment policies.
Unless otherwise stated herein or in the Statement of Additional Information, the Fund’s investment objective and policies are non-fundamental policies and may be changed by the Board without prior approval of the Shareholders.
The Investment Process
The Fund’s portfolio is managed by CAM representatives Mitch Goldstein, Greg Margolies and Michael Smith, who are also employees of an affiliate of Ares, where Mitch Goldstein and Michael Smith serve as Co-Heads of the Ares Credit Group and Greg Margolies is a Partner. In managing the portfolio, they employ two principal inputs, a quantitative allocation model and the Sub-Adviser’s Allocation Committee comprised of portfolio managers and investment officers from each underlying credit discipline.
The Ares model utilizes a scoring system intended to quantify the following with a common scale:
•
four risk factors for each asset class including:

◦
volatility:   variability of price for a given security;

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◦
liquidity:   extent to which an asset or security can be purchased or sold within the context of its current quoted price;

◦
loss probability:   probability of realizing a loss from default; and

◦
control premium:   premium to value associated with having a controlling position in structuring and originating debt instruments

•
three macroeconomic risk factors including correlation to equities, interest rate risk, and geographic/regional risk

•
relative value spread basis between different asset classes, based on standard deviations in price of each asset

•
relative value of each asset class as compared to its own historical average measured by standard deviation

The Ares scoring for each asset class is then used to solve for an optimal allocation mix using a range of targeted returns. Minimum and maximum concentration and diversification limits may be applied. This output is meant as an objective measure of relative value, useful in guiding both Allocation Committee discussion and in advising Ares co-portfolio managers as to portfolio construction.
Allocation Committee meetings are held monthly and serve multiple ends. The forum is intended to facilitate a congress of expert opinions from across the credit spectrum. Members discuss macroeconomic trends, U.S. and global growth (or contraction), labor market trends, inflation trends, fiscal and monetary policy trends, asset valuations, liquidity conditions and investor sentiment. Each is addressed with respect to its potential effect on lending conditions and credit spreads across underlying asset classes. Consensus is not required, however the agenda will tend to facilitate development of broad “house views” as to macroeconomic forecasts. Specific focus is given to the subject of valuation, and whether each credit asset class is priced attractively relative to its fundamental (absolute) risk and also by comparison to other credit assets. Healthy disagreement on this topic is encouraged, and particular consideration given to the spreads at which most recent loans or bonds have been underwritten by the investment teams of each asset class. The end objective is to determine which asset classes appear cheaply valued and most attractive relative to the risks inherent to each asset class.
The process culminates as Mitch Goldstein, Greg Margolies and Michael Smith determine portfolio positioning and will decide how much of the Fund’s portfolio is invested in each credit asset class. The composition and construction of each underlying asset category is then determined by the portfolio managers specific to that asset category. To the extent possible, such portfolio managers are the same as would be employed in managing a standalone fund within that underlying asset class and the pool of investment ideas from which the underlying asset category is populated would similarly be the same. All investments are either sourced from third parties or by Ares directly, but the Fund expects the vast majority of the Fund’s investments to be directly originated by the Ares investment teams. While each underlying investment team employs its own distinct investment process tailored to that asset class, all portfolio investments undergo intensive screening, due diligence, and credit analyses focused on principal preservation and long-term value creation in market leading businesses. This ensures integrity of process down to the selection of specific companies and credits and is intended to maximize “best ideas” capture across the platform. As the allocation between various asset classes change, underlying portfolio managers are directed to monetize assets or increase their investments to raise liquidity or deploy additional investment capital.

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TYPES OF INVESTMENTS AND RELATED RISKS
Investors should carefully consider the risk factors described below, before deciding on whether to make an investment in the Fund. The risks set out below are not the only risks the Fund faces. Additional risks and uncertainties not currently known to the Fund or that the Fund currently deems to be immaterial also may materially adversely affect the Fund’s business, financial condition and/or operating results. If any of the following events occur, the Fund’s business, financial condition and results of operations could be materially adversely affected. In such case, the NAV of the Fund’s Shares could decline, and investors may lose all or part of their investment.
Risks Relating to Investment Strategies and Fund Investments

Distressed and Event-Driven Investing Risk.   The Fund may invest in securities and other obligations of companies that are involved in significant financial or business distress, including companies involved in, or that have recently completed, bankruptcy or other reorganization and liquidation proceedings (“Stressed Issuers”) (such investments, “Special Situation Investments”). Although Stressed Investments may result in significant returns for the Fund, they are speculative and involve a substantial degree of risk. The level of analytical sophistication, both financial and legal, necessary for successful investment in distressed assets is unusually high. Therefore, the Fund will be particularly dependent on the analytical abilities of the Adviser. In any reorganization or liquidation proceeding relating to a company in which the Fund invests, the Fund may lose its entire investment, may be required to accept cash or securities with a value less than the Fund’s original investment and/or may be required to accept payment over an extended period of time. Among the risks inherent in investments in a troubled company is that it may be difficult to obtain information as to the true financial condition of such company. Troubled company investments and other distressed asset-based investments require active monitoring.
The Fund may make investments in Stressed Issuers when the Adviser believes it is reasonably likely that the Stressed Issuer will make an exchange offer or will be the subject to a plan of reorganization pursuant to which the Fund will receive new securities in return for a Special Situation Investment. There can be no assurance, however, that such an exchange offer will be made or that such a plan of reorganization will be adopted. In addition, a significant period of time may pass between the time at which the Fund makes its investment in the Special Situation Investment and the time that any such exchange offer or plan of reorganization is completed, if at all. During this period, it is unlikely that the Fund would receive any interest payments on the Special Situation Investment, the Fund would be subject to significant uncertainty whether the exchange offer or plan of reorganization will be completed and the Fund may be required to bear certain extraordinary expenses to protect and recover its investment. Therefore, to the extent the Fund seeks capital appreciation through investment in Special Situation Investments, the Fund’s ability to achieve current income for its shareholders may be diminished. The Fund also will be subject to significant uncertainty as to when, in what manner and for what value the obligations evidenced by Special Situation Investments will eventually be satisfied (e.g., through a liquidation of the obligor’s assets, an exchange offer or plan of reorganization involving the Special Situation Investments or a payment of some amount in satisfaction of the obligation). Even if an exchange offer is made or plan of reorganization is adopted with respect to Special Situation Investments held by the Fund, there can be no assurance that the securities or other assets received by the Fund in connection with such exchange offer or plan of reorganization will not have a lower value or income potential than may have been anticipated when the investment was made or even no value. Moreover, any securities received by the Fund upon completion of an exchange offer or plan of reorganization may be restricted as to resale. Similarly, if the Fund participates in negotiations with respect to any exchange offer or plan of reorganization with respect to an issuer of Special Situation Investments, the Fund may be restricted from disposing of such securities. To the extent that the Fund becomes involved in such proceedings, the Fund may have a more active participation in the affairs of the issuer than that assumed generally by an investor.
To the extent that the Fund holds interests in a Stressed Issuer that are different (or more senior or junior) than those held by other funds and/or accounts managed by the Adviser or its affiliates (“Other Accounts”), the Adviser is likely to be presented with decisions involving circumstances where the interests of such Other Accounts may be in conflict with the Fund’s interests. Furthermore, it is possible that the Fund’s interest may be subordinated or otherwise adversely affected by virtue of such Other Accounts’ involvement and actions relating to their investment. In addition, when the Fund and Other Accounts hold

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investments in the same Stressed Issuer (including in the same level of the capital structure), the Fund may be prohibited by applicable law from participating in restructurings, work-outs, renegotiations or other activities related to its investment in the Stressed Issuer absent an exemption due to the fact that Other Accounts hold investments in the same Stressed Issuer. As a result, the Fund may not be permitted by law to make the same investment decisions as Other Accounts in the same or similar situations even if the Adviser believes it would be in the Fund’s best economic interests to do so. Also, the Fund may be prohibited by applicable law from investing in a Stressed Issuer (or an affiliate) that Other Accounts are also investing in or currently invest in even if the Adviser believes it would be in the best economic interests of the Fund to do so. Furthermore, entering into certain transactions that are not deemed prohibited by law when made may potentially lead to a condition that raises regulatory or legal concerns in the future. This may be the case, for example, with Stressed Issuers who are near default and more likely to enter into restructuring or work-out transactions with their existing debt holders, which may include the Fund and its affiliates. In some cases, to avoid the potential of future prohibited transactions, the Adviser may avoid recommending allocating an investment opportunity to the Fund that it would otherwise recommend, subject to the Adviser’s then-current allocation policy and any applicable exemptions.
The Fund may also invest in companies in expectation of a specific event or catalyst, which may be external (e.g., a macroeconomic event impacting relevant markets) or an event that is specific to the company (e.g., a Chapter 11 filing). Such event-driven investing requires the Fund to make judgments concerning (i) the likelihood that an event will occur; and (ii) the impact such event will have on the value of the Fund’s investment in the relevant company. If the event fails to occur or it does not have the effect foreseen, significant losses can result.
Market Price Inefficiency Risk.   The Fund seeks investment opportunities based on what the Advisers perceive as market inefficiencies. However, recognizing market inefficiencies requires a high level of market expertise and is inherently difficult because it requires the recognition of information that the majority of market participants have not identified. The Fund may not effectively recognize market inefficiencies and, even if it does, the market may not correct as the Fund predicts, either of which could result in significant losses to the Fund.
Limited Portfolio Companies Risk.   The Fund seeks to achieve its investment objective by focusing on a limited number of opportunities across the investment universe that it believes offer potentially exceptional risk-adjusted income and returns as compared to more traditional investment strategies under current and expected economic conditions. As a result, the Fund’s portfolio may be focused in a limited number of portfolio companies and industries. Beyond the asset diversification requirements associated with the Fund’s qualification as a RIC under Subchapter M of the Code and the fundamental investment limitations set forth in the Statement of Additional Information, the Fund does not have fixed guidelines for diversification, and while the Fund is not targeting any specific industries, the Fund’s investments may be focused in relatively few industries or portfolio companies. As a result, the aggregate income and returns the Fund realizes may be significantly adversely affected if a small number of investments perform poorly or if the Fund needs to write down the value of any one investment. Additionally, a downturn in any particular industry in which the Fund is invested could also significantly impact the aggregate income and returns it realizes.
Debt Instruments Risk.   The Fund may invest in loans and other types of debt instruments and securities. Such investments may be secured, partially secured or unsecured and may be rated or unrated, and whether or not rated, may have speculative characteristics. Changes in interest rates generally will cause the value of fixed rate debt investments held by the Fund to vary inversely to such changes. Debt investments with longer terms to maturity or duration are subject to greater volatility than investments in shorter-term obligations. The issuer of a debt security or instrument may not be able or willing to pay interest or to repay principal when due in accordance with the terms of the associated agreement. An obligor’s willingness to pay interest or to repay principal due in a timely manner may be affected by, among other factors, its cash flow. Commercial bank lenders may be able to contest payments to the holders of other debt obligations of the same obligor in the event of default under their commercial bank loan agreements. See also “Types of Investments and Related Risks — Credit Risk.”
The Fund may invest in loans and other similar forms of debt. Such forms of indebtedness may be different from traditional debt securities in that debt securities are typically part of a large issue of securities

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and loans and similar debt instruments may not be securities, but may represent a specific commercial loan to a borrower. Loan participations typically represent direct participation, together with other parties, in a loan to a corporate borrower, and generally are offered by banks or other financial institutions or lending syndicates. The Fund may participate in such syndications, or can buy part of a loan, becoming a part lender. When purchasing indebtedness and loan participations, the Fund assumes the credit risk associated with the borrower and may assume the credit risk associated with an interposed bank or other Financial Intermediary. Members of a syndicate in which the Fund participates may have different and sometimes superior rights to those of the Fund. Where the Fund invests as a sub-participant in syndicated debt, it may be subject to certain risks as a result of having no direct contractual relationship with the underlying borrower. As a result, the Fund will generally be dependent on the lender to enforce its rights and obligations under the loan arrangements in the event of a default by the underlying borrower and will generally not have any direct rights against the underlying borrower, any direct rights in the collateral, if any, securing such borrowing, or any right to deal directly with such borrower. The lender will, in general, retain the right to determine whether remedies provided for in the underlying loan arrangement will be exercised, or waived. In the event that the Fund enters into such an investment, there can be no assurance that its ability to realize upon a participation will not be interrupted or impaired in the event of the bankruptcy or insolvency of any of the borrower or the lender or that in such circumstances the Fund will benefit from any set-off between the lender and the borrower. Claims by third parties arising from these and other risks may be borne by the Fund.
Syndicated Loans Risk.   The Syndicated Loans in which the Fund will invest will primarily be rated below investment grade, but may also be unrated and of comparable credit quality. Although Syndicated Loans are senior and typically secured in a first lien (including “unitranche” loans, which are loans that combine both senior and subordinated debt, generally in a first lien position) or second lien position in contrast to other below investment grade fixed income instruments, which are often subordinated or unsecured, the risks associated with such Syndicated Loans are generally similar to the risks of other below investment grade fixed income instruments. Investments in below investment grade Syndicated Loans are considered speculative because of the credit risk of the Borrowers. Such Borrowers are more likely than investment grade Borrowers to default on their payments of interest and principal owed to the Fund, and such defaults could reduce the Fund’s NAV and income distributions. An economic downturn would generally lead to a higher non-payment rate, and a Syndicated Loan may lose significant market value before a default occurs. Moreover, any specific collateral used to secure a Syndicated Loan may decline in value or become illiquid, which could adversely affect the Syndicated Loan’s value. Syndicated Loans are subject to a number of risks described elsewhere in this prospectus, including liquidity risk and the risk of investing in below investment grade fixed income instruments.
Syndicated Loans are subject to the risk of non-payment of scheduled interest or principal. Such non-payment would result in a reduction of income to the Fund, a reduction in the value of the investment and a potential decrease in the NAV of the Fund. There can be no assurance that the liquidation of any collateral securing a Syndicated Loan would satisfy the Borrower’s obligation in the event of non-payment of scheduled interest or principal payments, whether when due or upon acceleration, or that the collateral could be liquidated, readily or otherwise. In the event of bankruptcy or insolvency of a Borrower, the Fund could experience delays or limitations with respect to its ability to realize the benefits of the collateral, if any, securing a Syndicated Loan. The collateral securing a Syndicated Loan, if any, may lose all or substantially all of its value in the event of the bankruptcy or insolvency of a Borrower. Some Syndicated Loans are subject to the risk that a court, pursuant to fraudulent conveyance or other similar laws, could subordinate such Syndicated Loans to presently existing or future indebtedness of the Borrower or take other action detrimental to the holders of Syndicated Loans including, in certain circumstances, invalidating such Syndicated Loans or causing interest previously paid to be refunded to the Borrower. Additionally, a Syndicated Loan may be “primed” in bankruptcy, which reduces the ability of the holders of the Syndicated Loan to recover on the collateral. Priming takes place when a debtor in bankruptcy is allowed to incur additional indebtedness by the bankruptcy court and such indebtedness has a senior or pari passu lien with the debtor’s existing secured indebtedness, such as existing Syndicated Loans or secured Corporate Bonds.
There may be less readily available information about most Syndicated Loans and the Borrowers thereunder than is the case for many other types of securities, including securities issued in transactions registered under the Securities Act of 1933, as amended (the “1933 Act”), or registered under the Securities

38

Exchange Act of 1934, as amended (the “Exchange Act”), and Borrowers subject to the periodic reporting requirements of Section 13 of the Exchange Act. Syndicated Loans may be issued by companies that are not subject to SEC reporting requirements and these companies, therefore, do not file reports with the SEC that must comply with SEC form requirements and, in addition, are subject to a less stringent liability disclosure regime than companies subject to SEC reporting requirements. As a result, the Advisers will rely primarily on their own evaluation of a Borrower’s credit quality rather than on any available independent sources. Therefore, the Fund will be particularly dependent on the analytical abilities of the Advisers. In certain circumstances, Syndicated Loans may not be deemed to be securities under certain federal securities laws, other than the 1940 Act. Therefore, in the event of fraud or misrepresentation by a Borrower or an arranger, the Fund may not have the protection of the antifraud provisions of the federal securities laws as would otherwise be available for bonds or stocks. Instead, in such cases, parties generally would rely on the contractual provisions in the Syndicated Loan agreement itself and common law fraud protections under applicable state law.

The secondary trading market for Syndicated Loans may be less liquid than the secondary trading market for registered investment grade debt securities. No active trading market may exist for certain Syndicated Loans, which may make it difficult to value them. Illiquidity and adverse market conditions may mean that the Fund may not be able to sell Syndicated Loans quickly or at a fair price. To the extent that a secondary market does exist for certain Syndicated Loans, the market for them may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods.

Syndicated Loans and other variable rate debt instruments are subject to the risk of payment defaults of scheduled interest or principal. Such payment defaults would result in a reduction of income to the Fund, a reduction in the value of the investment and a potential decrease in the NAV of the Fund. Similarly, a sudden and significant increase in market interest rates may increase the risk of payment defaults and cause a decline in the value of these investments and in the Fund’s NAV. Other factors (including, but not limited to, rating downgrades, credit deterioration, a large downward movement in share prices, a disparity in supply and demand of certain securities or market conditions that reduce liquidity) can reduce the value of Syndicated Loans and other debt obligations, impairing the Fund’s NAV.

Syndicated Loans are subject to legislative risk. If legislation or state or federal regulations impose additional requirements or restrictions on the ability of financial institutions to make loans, the availability of Syndicated Loans for investment by the Fund may be adversely affected. In addition, such requirements or restrictions could reduce or eliminate sources of financing for certain Borrowers. This would increase the risk of default. If legislation or federal or state regulations require financial institutions to increase their capital requirements this may cause financial institutions to dispose of Syndicated Loans that are considered highly levered transactions. Such sales could result in prices that, in the opinions of the Advisers, do not represent fair value. If the Fund attempts to sell a Syndicated Loan at a time when a financial institution is engaging in such a sale, the price the Fund could receive for the Syndicated Loan may be adversely affected.

The Fund expects to acquire Syndicated Loans through assignments and, to a lesser extent, through participations. The purchaser of an assignment typically succeeds to all the rights and obligations of the assigning institution and becomes a lender under the credit agreement with respect to the debt obligation; however, the purchaser’s rights can be more restricted than those of the assigning institution, and the Fund may not be able to unilaterally enforce all rights and remedies under the loan and with regard to any associated collateral. In general, a participation is a contractual relationship only with the institution participating out the interest, not with the Borrower. Sellers of participations typically include banks, broker-dealers, other financial institutions and lending institutions. In purchasing participations, the Fund generally will have no right to enforce compliance by the Borrower with the terms of the loan agreement against the Borrower, and the Fund may not directly benefit from the collateral supporting the debt obligation in which it has purchased the participation. As a result, (i) the Fund will be exposed to the credit risk of both the Borrower and the institution selling the participation; and (ii) both the Borrower and the institution selling the participation will be considered issuers for purposes of the Fund’s investment restriction concerning industry concentration. See “Investment Restrictions” in the Statement of Additional Information. Further, in purchasing participations in lending syndicates, the Fund may be more limited than it otherwise would be in its ability to conduct due diligence on the Borrower. In addition, as a holder of the participations, the Fund may not have voting rights or inspection rights that the Fund would otherwise

39

have if it were investing directly in the Syndicated Loan, which may result in the Fund being exposed to greater credit or fraud risk with respect to the Borrower or the Syndicated Loan.
Subordinated Loans Risk.   Although the Fund does not expect Subordinated Loans to be a significant component of its portfolio, it may invest in such instruments from time to time. Subordinated Loans generally are subject to similar risks as those associated with investments in Syndicated Loans, except that such loans are subordinated in payment and/or lower in lien priority to first lien holders. In the event of default on a Subordinated Loan, the first priority lien holder has first claim to the underlying collateral of the loan to the extent such claim is secured. Additionally, an oversecured creditor may be entitled to additional interest and other charges in bankruptcy increasing the amount of their allowed claim. Subordinated Loans are subject to the additional risk that the cash flow of the Borrower and property securing the loan or debt, if any, may be insufficient to meet scheduled payments after giving effect to the senior obligations of the Borrower. This risk is generally higher for subordinated unsecured loans or debt, which are not backed by a security interest in any specific collateral. Subordinated Loans generally have greater price volatility than Syndicated Loans and may be less liquid.
“Covenant-Lite” Loans Risk.   Some of the loans in which the Fund may invest directly or indirectly through its investments in collateralized debt obligations (“CDOs”), CLOs or other types of structured securities may be “covenant-lite” loans, which means the loans contain fewer maintenance covenants than other loans (in some cases, none) and do not include terms which allow the lender to monitor the performance of the borrower and declare a default if certain criteria are breached. An investment by the Fund in a covenant-lite loan may potentially hinder the ability to reprice credit risk associated with the issuer and reduce the ability to restructure a problematic loan and mitigate potential loss. The Fund may also experience delays in enforcing its rights on its holdings of covenant-lite loans. As a result of these risks, the Fund’s exposure to losses may be increased, which could result in an adverse impact on the Fund’s net income and net asset value.
Corporate Bond Risk.   The market value of a Corporate Bond generally may be expected to rise and fall inversely with interest rates. The market value of intermediate- and longer-term Corporate Bonds is generally more sensitive to changes in interest rates than is the market value of shorter-term Corporate Bonds. The market value of a Corporate Bond also may be affected by factors directly related to the issuer, such as investors’ perceptions of the creditworthiness of the issuer, the issuer’s financial performance, perceptions of the issuer in the market place, performance of management of the issuer, the issuer’s capital structure and use of financial leverage and demand for the issuer’s goods and services. Certain risks associated with investments in Corporate Bonds are described elsewhere in this Prospectus in further detail, including under “Credit Risk”, “Prepayment Risk” and “Inflation and Deflation Risk”. There is a risk that the issuers of Corporate Bonds may not be able to meet their obligations on interest or principal payments at the time called for by an instrument. The Fund expects to invest primarily in Corporate Bonds that are high yield issues rated below investment grade. High yield Corporate Bonds are often high risk and have speculative characteristics. High yield Corporate Bonds may be particularly susceptible to adverse issuer-specific developments. High yield Corporate Bonds are subject to the risks described below under “Below Investment Grade Rating Risk.”
Asset-Backed Securities Risk.   Asset-backed securities often involve risks that are different from or more acute than risks associated with other types of debt instruments. For instance, asset-backed securities may be particularly sensitive to changes in prevailing interest rates. In addition, the underlying assets are subject to prepayments that shorten the securities’ weighted average maturity and may lower their return. Asset-backed securities are also subject to risks associated with their structure and the nature of the assets underlying the security and the servicing of those assets. Payment of interest and repayment of principal on asset-backed securities is largely dependent upon the cash flows generated by the assets backing the securities and, in certain cases, supported by letters of credit, surety bonds or other credit enhancements. The values of asset-backed securities may be substantially dependent on the servicing of the underlying asset pools, and are therefore subject to risks associated with the negligence by, or defalcation of, their servicers. Furthermore, debtors may be entitled to the protection of a number of state and federal consumer credit laws with respect to the assets underlying these securities, which may give the debtor the right to avoid or reduce payment. In addition, due to their often complicated structures, various asset-backed securities may be difficult to value and may constitute illiquid investments. The liquidity of asset-backed securities (particularly below investment grade asset-backed securities) may change over time. During periods of

40

deteriorating economic conditions, such as recessions, or periods of rising unemployment, delinquencies and losses generally increase, sometimes dramatically, with respect to securitizations involving loans, sales contracts, receivables and other obligations underlying asset-backed securities. If many borrowers on the underlying loans default, losses could exceed the credit enhancement level and result in losses to investors in asset-backed securities.
Below Investment Grade Rating Risk.   The Fund expects that its investments in Syndicated Loans, Subordinated Loans, Corporate Bonds and other debt instruments will consist primarily of securities and loans that are rated below investment grade or unrated and of comparable credit quality. Corporate Bonds that are rated below investment grade are often referred to as “high yield”securities or “junk bonds.”Below investment grade Syndicated Loans, high yield securities and other similar instruments are rated “Ba1” or lower by Moody’s, “BB+” or lower by S&P or “BB+” or lower by Fitch or, if unrated, are judged by the Advisers to be of comparable credit quality. While generally providing greater income and opportunity for gain, below investment grade rated Corporate Bonds and Syndicated Loans and similar debt instruments may be subject to greater risks than securities or instruments that have higher credit ratings, including a higher risk of default. The credit rating of a Corporate Bond and Syndicated Loan that is rated below investment grade does not necessarily address its market value risk, and ratings may from time to time change, positively or negatively, to reflect developments regarding the issuer’s financial condition. Below investment grade Corporate Bonds and Syndicated Loans and similar instruments often are considered to be speculative with respect to the capacity of the Borrower to timely repay principal and pay interest or dividends in accordance with the terms of the obligation and may have more credit risk than higher rated securities. Lower grade securities and similar debt instruments may be particularly susceptible to economic downturns. It is likely that a prolonged or deepening economic recession could adversely affect the ability of some Borrowers issuing such Corporate Bonds, Syndicated Loans and similar debt instruments to repay principal and pay interest on the instrument, increase the incidence of default and severely disrupt the market value of the securities and similar debt instruments.
The secondary market for below investment grade Corporate Bonds and Syndicated Loans and similar instruments may be less liquid than that for higher rated instruments. Because unrated securities may not have an active trading market or may be difficult to value, the Fund might have difficulty selling them promptly at an acceptable price. To the extent that the Fund invests in unrated securities, the Fund’s ability to achieve its investment objective will be more dependent on the Advisers’ credit analysis than would be the case when the Fund invests in rated securities.
Under normal market conditions, the Fund will invest in Syndicated Loans and Corporate Bonds, and may invest in Subordinated Loans and other debt instruments, rated in the lower rating categories (“Caa1” or lower by Moody’s, “CCC+” or lower by S&P or CCC+ or lower by Fitch) or unrated and of comparable quality. For these securities, the risks associated with below investment grade instruments are more pronounced. The Fund may incur additional expenses to the extent it is required to seek recovery upon a default in the payment of principal or interest on its portfolio holdings. In any reorganization or liquidation proceeding relating to an investment, the Fund may lose its entire investment or may be required to accept cash or securities with a value substantially less than its original investment.
Collateralized Loan Obligations Risk.   CLOs issue debt securities in tranches with different payment characteristics and different credit ratings. The rated tranches of CLO Debt Securities are generally assigned credit ratings by one or more nationally recognized statistical rating organizations (“NRSRO”). Residual tranches are the most junior tranches and do not receive ratings. Below investment grade tranches of CLO Debt Securities typically experience a lower recovery, greater risk of loss or deferral or non-payment of interest than more senior tranches of the CLO. The riskiest portion of the capital structure of a CLO is the subordinated (or residual) tranche, which bears the bulk of defaults from the loans in the CLO and serves to protect the other, more senior tranches from default in all but the most severe circumstances. Since it is partially protected from defaults, a senior tranche from a CLO typically has higher ratings and lower yields than the underlying securities, and can be rated investment grade. Despite the protection from the subordinated tranche, CLO tranches can experience substantial losses due to actual defaults, increased sensitivity to defaults due to collateral default and disappearance of protecting tranches, market anticipation of defaults and aversion to CLO Securities as a class. The risks of an investment in a CLO depend largely on the collateral and the tranche of the CLO in which the Fund invests.

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The CLOs in which the Fund invests may have issued and sold debt tranches that will rank senior to the tranches in which the Fund invests. By their terms, such more senior tranches may entitle the holders to receive payment of interest or principal on or before the dates on which the Fund is entitled to receive payments with respect to the tranches in which the Fund invests.

Also, in the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of a CLO, holders of more senior tranches would typically be entitled to receive payment in full before the Fund receives any distribution. After repaying such senior creditors, such CLO may not have any remaining assets to use for repaying its obligation to the Fund. In the case of tranches ranking equally with the tranches in which the Fund invests, the Fund would have to share on an equal basis any distributions with other creditors holding such securities in the event of an insolvency, liquidation, dissolution, reorganization or bankruptcy of the relevant CLO. Therefore, the Fund may not receive back the full amount of its investment in a CLO.

The transaction documents relating to the issuance of CLO Debt Securities may impose eligibility criteria on the assets of the CLO, restrict the ability of the CLO’s investment manager to trade investments and impose certain portfolio-wide asset quality requirements. These criteria, restrictions and requirements may limit the ability of the CLO’s investment manager to maximize returns on the CLO Debt Securities. In addition, other parties involved in CLOs, such as third-party credit enhancers and investors in the rated tranches, may impose requirements that have an adverse effect on the returns of the various tranches of CLO Debt Securities. Furthermore, CLO Debt Securities issuance transaction documents generally contain provisions that, in the event that certain tests are not met (generally interest coverage and over-collateralization tests at varying levels in the capital structure), proceeds that would otherwise be distributed to holders of a junior tranche must be diverted to pay down the senior tranches until such tests are satisfied. Failure (or increased likelihood of failure) of a CLO to make timely payments on a particular tranche will have an adverse effect on the liquidity and market value of such tranche.

Payments to holders of CLO Debt Securities may be subject to deferral. If cash flows generated by the underlying assets are insufficient to make all current and, if applicable, deferred payments on CLO Debt Securities, no other assets will be available for payment of the deficiency and, following realization of the underlying assets, the obligations of the issuer of the related CLO Debt Securities to pay such deficiency will be extinguished.

The market value of CLO Debt Securities may be affected by, among other things, changes in the market value of the underlying assets held by the CLO, changes in the distributions on the underlying assets, defaults and recoveries on the underlying assets, capital gains and losses on the underlying assets, prepayments on underlying assets and the availability, prices and interest rate of underlying assets. Furthermore, the leveraged nature of each subordinated class may magnify the adverse impact on such class of changes in the value of the assets, changes in the distributions on the assets, defaults and recoveries on the assets, capital gains and losses on the assets, prepayment on assets and availability, price and interest rates of assets. Finally, CLO Debt Securities are limited recourse and may not be paid in full and may be subject to up to 100% loss.

Commercial Real Estate Lending Investments Risk.   The Fund’s senior commercial real estate loans are secured by commercial property and are subject to risks of delinquency and foreclosure, and risks of loss that may be greater than similar risks associated with loans made on the security of single-family residential property. The ability of a borrower to repay a loan secured by an income-producing property typically is dependent primarily upon the successful operation of such property rather than upon the existence of independent income or assets of the borrower. If the net operating income of the property is reduced, the borrower’s ability to repay the loan may be impaired. Net operating income of an income-producing property can be adversely affected by, among other things:
•
tenant mix;

•
success of tenant businesses;

•
property management decisions;

•
property location, condition and design;

•
competition from comparable types of properties;

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•
changes in laws that increase operating expenses or limit rents that may be charged;

•
changes in national, regional or local economic conditions and/or specific industry segments, including the credit and securitization markets;

•
declines in regional or local real estate values;

•
declines in regional or local rental or occupancy rates;

•
increases in interest rates, real estate tax rates and other operating expenses;

•
costs of remediation and liabilities associated with environmental conditions;

•
the potential for uninsured or underinsured property losses;

•
changes in governmental laws and regulations, including fiscal policies, zoning ordinances and environmental legislation and the related costs of compliance; and

•
acts of God, terrorist attacks, social unrest and civil disturbances.

In the event of any default under a mortgage loan held directly by the Fund, the Fund will bear a risk of loss of principal to the extent of any deficiency between the value of the collateral and the principal and accrued interest of the mortgage loan, which could have a material adverse effect on the Fund’s cash flow from operations and limit amounts available for distribution to the Fund’s Shareholders. In the event of the bankruptcy of a mortgage loan borrower, the mortgage loan to such borrower will be deemed to be secured only to the extent of the value of the underlying collateral at the time of bankruptcy (as determined by the bankruptcy court), and the lien securing the mortgage loan will be subject to the avoidance powers of the bankruptcy trustee or debtor-in-possession to the extent the lien is unenforceable under state law. Foreclosure of a mortgage loan can be an expensive and lengthy process, which could have a substantial negative effect on the Fund’s anticipated return on the foreclosed mortgage loan.
Duration and Maturity Risk.   The Fund has no fixed policy regarding portfolio maturity or duration. Holding long duration and long maturity investments will expose the Fund to certain magnified risks. When interest rates rise, certain obligations will be paid off by the issuers of debt investments more slowly than anticipated, causing the value of these obligations to fall. Rising interest rates tend to extend the duration of securities, making them more sensitive to changes in interest rates. The value of longer-term securities generally changes more in response to changes in interest rates than shorter-term securities. As a result, in a period of rising interest rates, such as in recent years, securities may exhibit additional volatility and may lose value.
When interest rates fall, certain obligations will be paid off by the issuers of debt investments more quickly than originally anticipated, and the Fund may have to invest the proceeds in securities with lower yields. In periods of falling interest rates, the rate of prepayments tends to increase (as does price fluctuation) as issuers of debt instruments are motivated to pay off debt and refinance at new lower rates. During such periods, reinvestment of the prepayment proceeds by the Adviser will generally be at lower rates of return than the return on the assets that were prepaid. Prepayment reduces the yield to maturity and the average life of the security.
Distressed and Defaulted Debt Risk.   The Fund may invest, to a limited extent, in securities, including loans purchased in the secondary market, that are the subject of bankruptcy proceedings or otherwise in default or at risk of being in default as to the repayment of principal and/or interest at the time of acquisition by the Fund (“Distressed Debt”). Investment in Distressed Debt is speculative and involves significant risks.
The Fund may make such investments when the Advisers believe it is reasonably likely that the issuer of Distressed Debt will make an exchange offer or will be the subject of a plan of reorganization pursuant to which the Fund will receive new securities in return for Distressed Debt. There can be no assurance, however, that such an exchange offer will be made or that such a plan of reorganization will be adopted. In addition, a significant period of time may pass between the time at which the Fund makes its investment in Distressed Debt and the time that any such exchange offer or plan of reorganization is completed, if at all. During this period, it is unlikely that the Fund would receive any interest payments on the Distressed Debt, the Fund would be subject to significant uncertainty whether the exchange offer or plan of reorganization will be

43

completed and the Fund may be required to bear certain extraordinary expenses to protect and recover its investment. Therefore, to the extent the Fund seeks capital appreciation through investment in Distressed Debt, the Fund’s ability to achieve current income for its Shareholders may be diminished. The Fund also will be subject to significant uncertainty as to when and in what manner and for what value the obligations evidenced by the Distressed Debt will eventually be satisfied (e.g., through a liquidation of the obligor’s assets, an exchange offer or plan of reorganization involving the Distressed Debt or a payment of some amount in satisfaction of the obligation). Even if an exchange offer is made or plan of reorganization is adopted with respect to Distressed Debt held by the Fund, there can be no assurance that the securities or other assets received by the Fund in connection with such exchange offer or plan of reorganization will not have a lower value or income potential than may have been anticipated when the investment was made or no value. Moreover, any securities received by the Fund upon completion of an exchange offer or plan of reorganization may be restricted as to resale. Similarly, if the Fund participates in negotiations with respect to any exchange offer or plan of reorganization with respect to an issuer of Distressed Debt, the Fund may be restricted from disposing of such securities. To the extent that the Fund becomes involved in such proceedings, the Fund may have a more active participation in the affairs of the issuer than that assumed generally by an investor.
Credit Risk.   Credit risk is the risk that one or more loans or debt securities in the Fund’s portfolio will decline in price or one or more Borrowers will fail to pay interest or principal when due because one or more Borrowers experiences a decline in its financial condition. While a senior position in the capital structure of a Borrower may provide some protection with respect to the Fund’s investments in Syndicated Loans, losses may still occur because the market value of Syndicated Loans is affected by the creditworthiness of Borrowers and by general economic and specific industry conditions. To the extent the Fund invests in below investment grade Corporate Bonds, Syndicated Loans or other investments, it will be exposed to a greater amount of credit risk than a fund that invests in investment grade securities or loans. Typically, the prices of lower grade securities or loans are more sensitive to negative developments, such as a decline in the Borrower’s revenues or a general economic downturn, than are the prices of higher grade securities or loans.
Credit Ratings Risk.   Credit ratings represent only the opinion of a rating agency with respect to the ability of a company to make principal and interest payments on its securities. In determining a credit rating, rating agencies do not evaluate the risks of fluctuations in market value. Further, there may be limits on the effectiveness of the rating agencies’ financial models. For these and other reasons, a credit rating may not fully reflect the risks inherent in the relevant security. Further, a rating agency may have a conflict of interest with respect to a security for which it assigns a particular rating. For example, if the issuer or sponsor of a security pays a rating agency for the analysis of its security, a conflict of interest exists that could affect the reliability of the rating. In addition, credit rating agencies may or may not make timely changes to a rating to reflect changes in the economy or in the conditions of the issuer that affect the market value of the security. In other words, a security or an issuer may maintain a certain credit rating even though conditions have deteriorated or improved since the rating was issued. Consequently, credit ratings should not necessarily be relied upon as an indicator of investment quality. If a rating agency changes the rating assigned to one or more of the Fund’s investments, the Fund is not required to sell the relevant securities.
Covenant Breach Risk.   A borrower may fail to satisfy financial or operating covenants imposed by the Fund or other lenders, which could lead to defaults and, potentially, termination of its loans and foreclosure on its secured assets, which could trigger cross-defaults under other agreements and jeopardize such company’s ability to meet its obligations under the debt or equity securities that the Fund holds. The Fund may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms, which may include the waiver of certain financial covenants, with a defaulting company.
Prepayment Risk.   During periods of declining interest rates, Borrowers may exercise their option to prepay principal earlier than scheduled. For Corporate Bonds, such payments often occur during periods of declining interest rates, which may require the Fund to reinvest in lower yielding securities, resulting in a possible decline in the Fund’s income and dividends to Shareholders. This is known as prepayment or “call” risk. Below investment grade Corporate Bonds frequently have call features that allow the issuer to redeem the security at dates prior to its stated maturity at a specified price (typically greater than the stated principal amount) only if certain prescribed conditions are met (“Call Protection”). An issuer may redeem Corporate Bonds if, for example, the issuer can refinance the debt at a lower cost due to declining interest rates or an improvement in the credit standing of the issuer. Fixed income securities may be purchased at prices below or above their stated principal amount. For premium Corporate Bonds (Corporate Bonds acquired at prices

44

that exceed their stated principal amount), prepayment risk may be enhanced given that the Fund would lose the potential value of the yield-to-maturity of the bonds in the event they are redeemed at the stated principal amount.
Syndicated Loans and Subordinated Loans are subject to prepayment risk and typically do not have Call Protection. The degree to which Borrowers prepay Syndicated Loans and Subordinated Loans, whether as a contractual requirement or at their election, may be affected by general business conditions, the financial condition of the Borrower and competitive conditions among Syndicated Loan and Subordinated Loan investors, among others. For these reasons, prepayments cannot be predicted with accuracy. Upon a prepayment, either in part or in full, the outstanding debt from which the Fund derives interest income will be reduced. The Fund may not be able to reinvest the proceeds received on terms as favorable as the prepaid loan.
Short Sales Risk.   A short sale is a transaction in which the Fund sells an instrument that it does not own in anticipation that the market price will decline. To deliver the securities to the buyer, the Fund arranges through a broker to borrow the securities and, in so doing, the Fund becomes obligated to replace the securities borrowed at their market price at the time of replacement. When selling short, the Fund intends to replace the securities at a lower price and therefore profit from the difference between the cost to replace the securities and the proceeds received from the sale of the securities. When the Fund makes a short sale, the proceeds it receives from the sale will be held on behalf of a broker until the Fund replaces the borrowed securities. The Fund may have to pay a premium to borrow the securities and must pay any dividends or interest payable on the securities until they are replaced. The Fund’s obligation to replace the securities borrowed in connection with a short sale will be secured by collateral deposited with the broker that consists of cash and/or liquid securities. Short sales involve certain risks and special considerations. If the Fund incorrectly predicts that the price of the borrowed security will decline, the Fund will have to replace the securities with securities with a greater value than the amount received from the sale. As a result, losses from short sales differ from losses that could be incurred from a purchase of a security because losses from short sales may be unlimited, whereas losses from purchases can equal only the total amount invested.
No Control Over Portfolio Companies.   The Fund does not expect to control most of its portfolio companies, although its debt agreements with such portfolio companies may contain certain restrictive covenants. As a result, the Fund is subject to the risk that a portfolio company in which it invests may make business decisions with which it disagrees and the management of such company, as representatives of the holders of its common equity, may take risks or otherwise act in ways that do not serve the Fund’s interests as a debt investor. A portfolio company may make decisions that could decrease the value of the Fund’s portfolio holdings. The Fund may not be able to dispose of its interests in its portfolio companies as readily as it would like or at an appropriate valuation, if it invests in non-traded companies. In addition, where the Fund is entitled to occupy a seat on the board of a portfolio company, such involvement may prevent the Fund from freely disposing of its debt investments and may subject the Fund to additional liability or result in re-characterization of its debt investments as equity.
Mezzanine Investments Risk.   The Fund may invest in mezzanine debt instruments, which are expected to be unsecured and made in companies with capital structures having significant indebtedness ranking ahead of the investments, all or a significant portion of which may be secured. While the investments may benefit from the same or similar financial and other covenants as those applicable to the indebtedness ranking ahead of the investments and may benefit from cross-default provisions and security over the company’s assets, some or all of such terms may not be part of particular investments and the mezzanine debt will be subordinated in recovery to senior classes of debt in the event of a default. Mezzanine investments generally are subject to various risks, including, without limitation: (i) a subsequent characterization of an investment as a “fraudulent conveyance”; (ii) the recovery as a “preference” of liens perfected or payments made on account of a debt in the 90 days before a bankruptcy filing; (iii) equitable subordination claims by other creditors; (iv) so-called “lender liability” claims by the issuer of the obligations; and (v) environmental liabilities that may arise with respect to any collateral securing the obligations.
Convertible Securities Risk.   Convertible securities are bonds, debentures, notes, preferred stocks or other securities that may be converted into or exchanged for a specified amount of common stock or other equity security of the same or a different issuer within a particular period of time at a specified price or formula. A convertible security entitles its holder to receive interest that is generally paid or accrued on

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debt or a dividend that is paid or accrued on preferred stock until the convertible security matures or is redeemed, converted or exchanged. Convertible securities have unique investment characteristics in that they generally: (i) have higher yields than common stocks, but lower yields than comparable non-convertible securities; (ii) are less subject to fluctuation in value than the underlying common stock due to their fixed-income characteristics; and (iii) provide the potential for capital appreciation if the market price of the underlying common stock increases.
The value of a convertible security is a function of its “investment value,” or determined by its yield in comparison with the yields of other securities of comparable maturity and quality that do not have a conversion privilege, and its “conversion value,” or the security’s worth, at market value, if converted into the underlying common stock. The investment value of a convertible security is influenced by changes in interest rates, with investment value declining as interest rates increase and increasing as interest rates decline. The credit standing of the issuer and other factors also may have an effect on the convertible security’s investment value. The conversion value of a convertible security is determined by the market price of the underlying common stock. If the conversion value is low relative to the investment value, the price of the convertible security is governed principally by its investment value. To the extent the market price of the underlying common stock approaches or exceeds the conversion price, the price of the convertible security will be increasingly influenced by its conversion value. A convertible security generally will sell at a premium over its conversion value by the extent to which investors place value on the right to acquire the underlying common stock while holding a fixed-income security. Generally, the amount of the premium decreases as the convertible security approaches maturity. Although under normal market conditions longer-term convertible debt securities have greater yields than do shorter-term convertible debt securities of similar quality, they are subject to greater price fluctuations.
A convertible security may be subject to redemption at the option of the issuer at a price established in the convertible security’s governing instrument. If a convertible security held by the Fund is called for redemption, the Fund will be required to permit the issuer to redeem the security, convert it into the underlying common stock or sell it to a third party. Any of these actions could have an adverse effect on the Fund’s ability to achieve its investment objective.
Equity Securities Risk.   The value of equity securities, including common stocks, preferred stocks and convertible stocks, will fluctuate in response to factors affecting the particular company, as well as broader market and economic conditions. Moreover, in the event of a company’s bankruptcy, claims of certain creditors, including bondholders, will have priority over claims of holders of common stock and are likely to have varying types of priority over holders of preferred and convertible stock.
Equity markets may experience significant short-term volatility and may fall sharply at times. Different markets may behave differently from each other and U.S. equity markets may move in the opposite direction from one or more foreign stock markets. Adverse events in any part of the equity or fixed-income markets may have unexpected negative effects on other market segments. The prices of individual equity securities generally do not all move in the same direction at the same time and a variety of factors can affect the price of a particular company’s securities. These factors may include, but are not limited to, poor earnings reports, a loss of customers, litigation against the company, general unfavorable performance of the company’s sector or industry, or changes in government regulations affecting the company or its industry.
Risks Associated with Investments in Equity Securities Incidental to Investments in Syndicated Loans.    Investments in equity securities incidental to investments in Syndicated Loans or other debt instruments entail certain risks in addition to those associated with investments in Syndicated Loans or other debt instruments. Because equity is merely the residual value of a Borrower after all claims and other interests, it is inherently more risky than Syndicated Loans or other debt instruments of the same Borrower. The value of the equity securities may be affected more rapidly, and to a greater extent, by company- and industry-specific developments and general market conditions. These risks may increase fluctuations in the NAV of the common shares. The Fund frequently may possess material non-public information about a Borrower as a result of its ownership of a Syndicated Loan or other debt instruments of a Borrower. Because of prohibitions on trading in securities while in possession of material non-public information, the Fund might be unable to enter into a transaction in a security of the Borrower when it would otherwise be advantageous to do so.

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Dividends.   The Fund may invest in equity securities from time to time. Dividends relating to these equity securities may not be fixed, but may be declared at the discretion of a portfolio company’s board of directors. There is no guarantee that a company in which the Fund invests will declare dividends in the future or that, if declared, the dividends will remain at current levels or increase over time.
Derivatives Risk.
The Fund’s use of Derivatives involves investment risks and transaction costs to which the Fund would not be subject absent the use of these instruments and, accordingly, may result in losses greater than if they had not been used.
General Risks Associated with Derivatives.   Although the Fund does not expect Derivatives to represent a significant component of its portfolio initially, the Fund may use Derivatives including, in particular, swaps (including, total return swaps), synthetic collateralized loan obligations, reverse repurchase agreements and other similar transactions, in seeking to achieve its investment objective or for other reasons, such as cash management, financing activities or to hedge its positions. Accordingly, Derivatives may be used in limited instances as a form of leverage or to seek to enhance returns, including speculation on changes in credit spreads, interest rates or other characteristics of the market, individual securities or groups of securities. If the Fund invests in a Derivative for speculative purposes, which the Fund does not initially intend to do, the Fund will be fully exposed to the risks of loss of that Derivative, which may sometimes be greater than the Derivative’s cost. The use of Derivatives may involve substantial leverage. The use of Derivatives may subject the Fund to certain risks, including but not limited to:

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Credit risk — the risk that the counterparty in a Derivative transaction will be unable or unwilling to honor its financial obligation to the Fund, or the risk that the reference entity in a credit default swap or similar Derivative will not be able to honor its financial obligations. Certain participants in the Derivatives market, including larger financial institutions, have recently experienced significant financial hardship and deteriorating credit conditions. If the Fund’s counterparty to a Derivative transaction experiences a loss of capital, or is perceived to lack adequate capital or access to capital, it may experience margin calls or other regulatory requirements to increase equity. Under such circumstances, the risk that a counterparty will be unable to honor its obligations may increase substantially. If a counterparty becomes bankrupt or otherwise fails to perform its obligations under a derivative contract, the Fund may experience significant delays in obtaining any recovery under the derivative contract in bankruptcy or other reorganization proceeding. The Fund may obtain only a limited recovery or may obtain no recovery in such circumstances.

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Currency risk — the risk that changes in the exchange rate between two currencies will adversely affect the value (in U.S. dollar terms) of an investment.

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Leverage risk — the risk associated with certain types of Derivative strategies that relatively small market movements may result in large changes in the value of an investment. Certain investments or trading strategies that involve leverage can result in losses that greatly exceed the amount originally invested.

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Liquidity risk — the risk that certain securities may be difficult or impossible to sell at the time that the seller would like or at the price that the seller believes the security is currently worth. This risk is heightened to the extent the Fund engages in OTC Derivative transactions.

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Correlation risk — the risk that changes in the value of a Derivative will not match the changes in the value of the portfolio holdings that are being hedged or of the particular market, security or loan to which the Fund seeks exposure.

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Index risk — if the Derivative is linked to the performance of an index, it will be subject to the risks associated with changes in that index. If the index changes, the Fund could receive lower interest payments or experience a reduction in the value of the Derivative to below what the Fund paid. Certain indexed securities, including inverse securities (which move in an opposite direction to the index), may create leverage, to the extent that they increase or decrease in value at a rate that is a multiple of the changes in the applicable index.

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Valuation risk — valuations for Derivatives may not be readily available in the market. Valuations may be more difficult in times of market turmoil since many investors and market makers may be reluctant to purchase complex instruments or quote prices for them.

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Regulatory risk — various legislative and regulatory initiatives may impact the availability, liquidity and cost of Derivatives, including potentially limiting or restricting the ability of the Fund to use certain Derivatives or certain counterparties as a part of its investment strategy, increasing the costs of using these instruments or making these instruments less effective.

Rule 18f-4 under the 1940 Act permits the Fund to enter into Derivatives Transactions (as defined below) and certain other transactions notwithstanding the restrictions on the issuance of “senior securities” under Section 18 of the 1940 Act. Section 18 of the 1940 Act, among other things, prohibits closed-end funds, including the Fund, from issuing or selling any “senior security” representing indebtedness (unless the fund maintains 300% “asset coverage”) or any senior security representing stock (unless the fund maintains 200% “asset coverage”).
Under Rule 18f-4, “Derivatives Transactions” include the following: (1) any swap, security-based swap (including a contract for differences), futures contract, forward contract, option (excluding purchased options), any combination of the foregoing, or any similar instrument, under which the Fund is or may be required to make any payment or delivery of cash or other assets during the life of the instrument or at maturity or early termination, whether as margin or settlement payment or otherwise; (2) any short sale borrowing; (3) reverse repurchase agreements and similar financing transactions (e.g., recourse and non-recourse tender option bonds, and borrowed bonds), if the Fund elects to treat these transactions as Derivatives Transactions under Rule 18f-4; and (4) when-issued or forward-settling securities (e.g., firm and standby commitments, including to-be-announced commitments, and dollar rolls) and non-standard settlement cycle securities, unless the Fund intends to physically settle the transaction and the transaction will settle within 35 days of its trade date.
The Fund is currently relying on the Limited Derivatives User Exception (as defined below) from certain requirements of Rule 18f-4. Absent the availability of the Limited Derivatives User Exception, the Fund would be required to comply with Rule 18f-4 with respect to its Derivatives Transactions. Rule 18f-4, among other things, requires a fund to adopt and implement a comprehensive written derivatives risk management program (“DRMP”) and comply with a relative or absolute limit on fund leverage risk calculated based on value-at-risk (“VaR”). The DRMP is required to be administered by a “derivatives risk manager,” who is appointed by the fund’s board, including a majority of the directors or trustees who are not “interested persons” of the fund (as defined in the 1940 Act), and periodically reviews the DRMP and reports to the board.
Rule 18f-4 provides an exception from the DRMP, VaR limit and certain other requirements if the Fund’s “derivatives exposure” is limited to 10% of its net assets (as calculated in accordance with Rule 18f-4) and the Fund adopts and implements written policies and procedures reasonably designed to manage its derivatives risks (the “Limited Derivatives User Exception”).
Options and Futures Risk.   The Fund may utilize options and futures contracts and so-called “synthetic” options or other Derivatives written by broker-dealers or other permissible Financial Intermediaries. Options transactions may be effected on securities exchanges or in the OTC market. When options are purchased OTC, the Fund’s portfolio bears the risk that the counterparty that wrote the option will be unable or unwilling to perform its obligations under the option contract. Options may also be illiquid and, in such cases, the Fund may have difficulty closing out its position. OTC options also may include options on baskets of specific securities. The Fund may purchase call and put options on specific securities, and may write and sell covered or uncovered call and put options for hedging purposes in pursuing its investment objective. A put option gives the purchaser of the option the right to sell, and obligates the writer to buy, the underlying security at a stated exercise price, typically at any time prior to the expiration of the option. A call option gives the purchaser of the option the right to buy, and obligates the writer to sell, the underlying security at a stated exercise price, typically at any time prior to the expiration of the option. A covered call option is a call option with respect to which the seller of the option owns the underlying security. The sale of a call option exposes the seller during the term of the option to possible loss of opportunity to realize appreciation in the market price of the underlying security or to possible continued

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holding of a security that might otherwise have been sold to protect against depreciation in the market price of the security. In the sale of a put, losses may be significant and, in the sale of a call, losses can be unlimited.
The Fund may close out a position when writing options by purchasing an option on the same security with the same exercise price and expiration date as the option that it has previously written on the security. In such a case, the Fund will realize a profit or loss if the amount paid to purchase an option is less or more than the amount received from the sale of the option.
Purchasing a futures contract creates an obligation to take delivery of the specific type of financial instrument at a specific future time at a specific price for contracts that require physical delivery, or net payment for cash-settled contracts. Engaging in transactions in futures contracts involves risk of loss to the Fund. No assurance can be given that a liquid market will exist for any particular futures contract at any particular time. All terms of futures contracts are set forth in the rules of the exchange on which the futures contracts are traded. Many futures exchanges and boards of trade limit the amount of fluctuation permitted in futures contract prices during a single trading day. Once the daily limit has been reached in a particular contract, no trades may be made that day at a price beyond that limit or trading may be suspended for specified periods during the trading day. Futures contract prices could move to the limit for several consecutive trading days with little or no trading, preventing prompt liquidation of futures positions and potentially subjecting the Fund to substantial losses. Successful use of futures also is subject to the Advisers’ ability to predict correctly the direction of movements in the relevant market, and, to the extent the transaction is entered into for hedging purposes, to determine the appropriate correlation between the transaction being hedged and the price movements of the futures contract.
Swap Agreements Risk.   The Fund may enter into swap agreements, including interest rate and index swap agreements, for hedging purposes, as a form of leverage or to seek to obtain a particular desired return at a lower cost to the Fund than if the Fund had invested directly in an instrument yielding the desired return. Swap agreements are often two party contracts entered into primarily by institutional investors for periods ranging from a few days to more than one year. In a typical “swap” transaction, two parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined investments or instruments. Some swaps may be subject to central clearing and exchange trading. Whether the Fund’s use of swap agreements will be successful in furthering its investment objective will depend on the Advisers’ ability to correctly predict whether certain types of investments are likely to produce greater returns than other investments. Because they are two party contracts and because they may have terms of greater than seven days, some swap agreements may be considered by the Fund to be illiquid. Moreover, the Fund bears the risk of loss of the amount expected to be received under a swap agreement in the event of the default or bankruptcy of a bi-lateral swap agreement counterparty. The Fund may seek to reduce this risk to some extent by entering into a transaction only if the counterparty meets the Advisers’ current credit standards for OTC option counterparties. In the case of a cleared swap, the Fund bears the risk that the clearinghouse may default. Swap agreements also bear the risk that the Fund will not be able to meet its payment obligations to the counterparty. Restrictions imposed by the tax rules applicable to RICs may limit the Fund’s ability to use swap agreements. It is possible that developments in the swap market, including further government regulation, could adversely affect the Fund’s ability to enter into or terminate swap agreements or to realize amounts to be received under these agreements. Swap transactions may involve substantial leverage.
The Fund may enter into credit default swap agreements and similar agreements, and may also buy credit-linked securities. Credit default swaps are often structured with significant leverage and may be considered speculative. The credit default swap agreement or similar instrument may have as reference obligations one or more securities that are not currently held by the Fund. The protection “buyer” in a credit default contract may be obligated to pay the protection “seller” an upfront payment or a periodic stream of payments over the term of the contract provided generally that no credit event on a reference obligation has occurred. If a credit event occurs, the seller generally must pay the buyer the “par value” (full notional value) of the swap in exchange for an equal face amount of deliverable obligations of the reference entity described in the swap, or the seller may be required to deliver the related net cash amount, if the swap is cash settled. The Fund may be either the buyer or seller in the transaction. If the Fund is a buyer and no credit event occurs, the Fund recovers nothing if the swap is held through its termination date. However, if a credit event occurs, the Fund may elect to receive the full notional value of the swap in exchange for an equal face amount of deliverable obligations of the reference entity that may have little or no value. As a seller, the Fund generally

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receives an upfront payment or a fixed rate of income throughout the term of the swap, which typically is between six months and three years, provided that there is no credit event. If a credit event occurs, generally the seller must pay the buyer the full notional value of the swap in exchange for an equal face amount of deliverable obligations of the reference entity that may have little or no value.
Swaptions Risk.   The Fund, to the extent permitted under applicable law, may enter into “swaptions”, which are options on swap agreements on either an asset-based or liability-based basis. A swaption is a contract that gives a counterparty the right (but not the obligation) to enter into a new swap agreement or to shorten, extend, cancel or otherwise modify an existing swap agreement, at some designated future time on specified terms. The Fund may write (sell) and purchase put and call swaptions. Depending on the terms of the particular option agreement, the Fund generally will incur a greater degree of risk when it writes a swaption than it will incur when it purchases a swaption. When the Fund purchases a swaption, it risks losing only the amount of the premium it has paid should it decide to let the option expire unexercised. When the Fund writes a swaption, upon exercise of the option, the Fund will become obligated according to the terms of the underlying agreement.
Credit-Linked Securities Risk.   Among the income producing securities in which the Fund may invest are credit-linked securities, which generally are issued by a limited purpose trust or other vehicle that, in turn, invests in a Derivative instrument or basket of Derivative instruments, such as credit default swaps, interest rate swaps and other securities, in order to provide exposure to certain fixed income markets. For instance, the Fund may invest in credit-linked securities as a cash management tool in order to gain exposure to a certain market and/or to remain fully invested when more traditional income producing securities are not available.
Like an investment in a bond, investments in credit-linked securities generally represent the right to receive periodic income payments (in the form of dividends) and payment of principal at the end of the term of the security. However, these payments are conditioned on the issuer’s receipt of payments from, and the issuer’s potential obligations to, the counterparties to the Derivative instruments and other securities in which the issuer invests. For instance, the issuer may sell one or more credit default swaps, under which the issuer would receive a stream of payments over the term of the swap agreements provided that no event of default has occurred with respect to the referenced debt obligation upon which the swap is based. If a default occurs, the stream of payments may stop and the issuer would be obligated to pay the counterparty the par (or other agreed upon value) of the referenced debt obligation. This, in turn, would reduce the amount of income and principal that the Fund would receive as an investor in the issuer. The Fund’s investments in these instruments are indirectly subject to the risks associated with Derivatives, including, among others, credit risk and leverage risk. There may be no established trading market for these securities and they may constitute illiquid investments.
Structured Products Risk.

General.   The Fund may invest in structured products, including, without limitation, investment grade rated CLO Debt Securities and structured notes. Holders of structured products bear risks of the underlying investments, index or reference obligation and are subject to counterparty risk.
The Fund may have the right to receive payments only from the structured product, and generally does not have direct rights against the issuer or the entity that sold the assets to be securitized. While certain structured products enable the investor to acquire interests in a pool of securities without the brokerage and other expenses associated with directly holding the same assets, investors in structured products generally pay their share of the structured product’s administrative and other expenses. Although it is difficult to predict whether the prices of indices and securities underlying structured products will rise or fall, these prices (and, therefore, the prices of structured products) will be influenced by the same types of political and economic events that affect issuers of securities and capital markets generally. If the issuer of a structured product uses shorter-term financing to purchase longer term securities, the issuer may be forced to sell its securities at below market prices if it experiences difficulty in obtaining short-term financing, which may adversely affect the value of the structured products owned by the Fund.
Investments in structured products involve risks, including credit risk and market risk. Certain structured products may be thinly traded or have a limited trading market. Where the Fund’s investments in structured products are based upon the movement of one or more factors, including currency exchange

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rates, interest rates, reference bonds and share indices, depending on the factor used and the use of multipliers or deflators, changes in interest rates and movement of the factor may cause significant price fluctuations. Additionally, changes in the reference instrument or security may cause the interest rate on the structured product to be reduced to zero, and any further changes in the reference instrument may then reduce the principal amount payable on maturity. Structured products may be less liquid than other types of securities and more volatile than the reference instrument or security underlying the product.
The Fund may invest in structured products collateralized by below investment grade or distressed loans or securities. Investments in such structured products are subject to the risks associated with below investment grade securities. Such securities are characterized by high risk. It is likely that an economic recession could severely disrupt the market for such securities and may have an adverse impact on the value of such securities.
Collateralized Debt Obligations.   Cash flows in a CDO are split into two or more tranches, with differing payment characteristics, credit ratings, risks, and yield. The rated tranches of CDO debt securities are generally assigned credit ratings by one or more NRSROs. Residual tranches are the most junior and are not rated. The Fund will not invest in residual tranches and will invest only in rated tranches of CDO debt securities. CDO debt securities are limited recourse and may not be paid in full and may be subject to up to a 100% loss. The riskiest portion is the “equity” tranche, which bears the first loss from defaults from the underlying pool of bonds and serves to protect the other, more senior tranches from default (though such protection is not complete). Since it is partially protected from defaults, a senior tranche from a CDO typically has higher ratings and lower yields than its underlying securities, and may be rated investment grade. Despite the protection from the equity tranche, CDO tranches can experience substantial losses due to actual defaults, downgrades of the underlying collateral by rating agencies, forced liquidation of the collateral pool due to a failure of coverage tests, increased sensitivity to defaults due to collateral default and disappearance of protecting tranches, market anticipation of defaults as well as investor aversion to CDO securities as a class. CDOs carry additional risks including, but not limited to: (i) the possibility that distributions from collateral securities may not be adequate to make interest or other payments; (ii) the risk that the collateral may default or decline in value or be downgraded, if rated by an NRSRO; (iii) the Fund is likely to invest in tranches of CDOs that are subordinate to other tranches; (iv) the structure and complexity of the transaction and the legal documents could lead to disputes among investors regarding the characterization of proceeds; (v) the investment return achieved by the Fund could be significantly different than those predicted by financial models; (vi) the lack of a readily available secondary market for CDOs; (vii) the risk of forced “fire sale” liquidations due to technical defaults such as coverage test failures; and (viii) the CDO’s manager may perform poorly.
Risk of Leveraged Loan Market Price Decline.   Prior to the onset of the financial crisis, CLOs holding corporate loans, hedge funds and other highly leveraged investment vehicles comprised a substantial portion of the market for purchasing and holding first and second lien secured loans. As the secondary market pricing of the loans underlying these portfolios deteriorated during the fourth quarter of 2008, it is the Fund’s understanding that many investors, as a result of their generally high degrees of leverage, were forced to raise cash by selling their interests in performing loans to satisfy margin requirements or the equivalent of margin requirements imposed by their lenders. This resulted in a forced deleveraging cycle of price declines, compulsory sales and further price declines, with widespread redemption requests and other constraints resulting from the credit crisis generating further selling pressure.
Conditions in the leveraged loan market may experience similar disruption or deterioration, which may cause pricing levels to similarly decline or be volatile. As a result, the Fund may suffer unrealized depreciation and could incur realized losses in connection with the sale of the Fund’s syndicated loans, which could have a material adverse impact on the Fund’s business, financial condition and results of operations.
When-Issued Securities and Forward Commitments.   Securities may be purchased on a “forward commitment” or “when-issued” basis, meaning securities are purchased or sold with payment and delivery taking place in the future, to secure what is considered to be an advantageous price and yield at the time of entering into the transaction. However, the return on a comparable security when the transaction is consummated may vary from the return on the security at the time that the forward commitment or when-issued transaction was made. From the time of entering into the transaction until delivery and payment is made at a later date, the securities that are the subject of the transaction are subject to market fluctuations.

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In forward commitment or when-issued transactions, if the seller or buyer, as the case may be, fails to consummate the transaction, the counterparty may miss the opportunity of obtaining a price or yield considered to be advantageous. Forward commitment or when-issued transactions may occur a month or more before delivery is due. However, no payment or delivery is made until payment is received or delivery is made from the other party to the transaction.

Repurchase Agreements and Reverse Repurchase Agreements Risk.   Repurchase agreements carry certain risks not associated with direct investments in securities, including a possible decline in the market value of the underlying obligations. If their value becomes less than the repurchase price, plus any agreed-upon additional amount, the counterparty must provide additional collateral so that at all times the collateral is at least equal to the repurchase price plus any agreed-upon additional amount. The difference between the total amount to be received upon repurchase of the obligations and the price that was paid by the Fund upon acquisition is accrued as interest and included in its net investment income.

Repurchase agreements involving obligations other than U.S. Government securities (such as commercial paper and Corporate Bonds) may be subject to special risks and may not have the benefit of certain protections in the event of the counterparty’s insolvency. In the event of the bankruptcy or other default of a seller of a repurchase agreement, the Fund could experience both delays in liquidating the underlying securities and losses, including (i) possible decline in the value of the underlying security during the period in which the Fund seeks to enforce its rights thereto; (ii) possible lack of access to income on the underlying security during this period; and (iii) expenses of enforcing its rights.

Reverse repurchase agreements involve the risk that the buyer of the securities sold by the Fund might be unable to deliver them when the Fund seeks to repurchase. In the event that the buyer of securities under a reverse repurchase agreement files for bankruptcy or becomes insolvent, the buyer, trustee or receiver may receive an extension of time to determine whether to enforce the Fund’s obligation to repurchase the securities, and the Fund’s use of the proceeds of the reverse repurchase agreement may effectively be restricted pending such decision. If the Fund enters in reverse repurchase agreements and similar financing transactions in reliance on the exemption in Rule 18f-4(d), the Fund may treat such transactions as “derivatives transactions” and comply with Rule 18f-4 with respect to such transactions.

U.S. Government Debt Securities Risk.   U.S. Government debt securities historically have not involved the credit risks associated with investments in other types of debt securities, although, as a result, the yields available from U.S. Government debt securities are generally lower than the yields available from other securities. Like other debt securities, however, the values of U.S. Government securities change as interest rates fluctuate and in 2011 the credit rating of the United States was downgraded. Fluctuations in the value of portfolio securities will not affect interest income on existing portfolio securities but will be reflected in the Fund’s NAV. Because the magnitude of these fluctuations will generally be greater at times when the Fund’s average maturity is longer, under certain market conditions, the Fund may, for temporary defensive purposes, accept lower current income from short-term investments rather than investing in higher yielding long-term securities. The maximum potential liability of issuers of some U.S. Government obligations may greatly exceed their current resources, including any legal right to support from the U.S. Treasury. Additionally, from time to time, uncertainty regarding the status of negotiations in the U.S. government to increase the statutory debt ceiling could impact the creditworthiness of the United States and could impact the liquidity of the U.S. Government securities markets and ultimately the Fund.

Counterparty Risk.   The Fund’s investments may be exposed to the credit risk of the counterparties with which, or the dealers, brokers and exchanges through which, the Fund deals, whether in exchange-traded or OTC transactions. The Fund may be subject to the risk of loss of Fund assets on deposit or being settled or cleared with a broker in the event of the broker’s bankruptcy, the bankruptcy of any clearing broker through which the broker executes and clears transactions on behalf of the Fund, the bankruptcy of an exchange clearing house or the bankruptcy of any other counterparty. In the case of any such bankruptcy, it is expected that all securities and other assets deposited with such broker or dealer will be clearly identified as being assets of the Fund and the Fund should not be exposed to a credit risk with regard to such parties. However, it may not always be possible to achieve this and the Fund might recover, even in respect of property specifically traceable to the Fund, only a pro rata share of all property available for distribution to all of the counterparty’s customers and counterparties. Such an amount may be less than the amounts owed to the Fund. Such events would have an adverse effect on the Fund’s NAV.

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Liquidity Risk.   The Fund generally considers “illiquid securities” to be securities or loans that cannot be sold within seven days in the ordinary course of business at approximately the value used by the Fund in determining its NAV. The Fund may not be able to readily dispose of such securities or loans at prices that approximate those at which the Fund could sell the securities or loans if they were more widely traded and, as a result of that illiquidity, the Fund may have to sell other investments or engage in borrowing transactions if necessary to raise cash to meet its obligations. Limited liquidity can also affect the market price of securities, thereby adversely affecting the Fund’s NAV and ability to make dividend distributions.

Some Syndicated Loans are not readily marketable and may be subject to restrictions on resale. Syndicated Loans generally are not listed on any national securities exchange and no active trading market may exist for the Syndicated Loans in which the Fund may invest. When a secondary market exists, if at all, the market for some Syndicated Loans may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. The Fund has no limitation on the amount of its assets that may be invested in securities that are not readily marketable or are subject to restrictions on resale.
Valuation Risk.   Where possible, the Adviser utilizes independent pricing services to value certain portfolio instruments at their market value. If the pricing services are unable to provide a market value or if a significant event occurs such that the valuation(s) provided are deemed unreliable, the Adviser may value portfolio instrument(s) at their fair value, which is generally the amount an owner might reasonably expect to receive upon a current sale. Valuation risks associated with investing in Syndicated Loans including, but not limited to: a limited number of market participants compared to publicly traded investment grade securities, a lack of publicly available information about some borrowers, resale restrictions, settlement delays, corporate actions and adverse market conditions may make it difficult to value or sell such instruments.

A large percentage of the Fund’s portfolio investments are not publicly traded. The fair value of investments that are not publicly traded may not be readily determinable. The Adviser values these investments at fair value as determined in good faith, subject to oversight by the Board and pursuant to a consistently applied valuation process. The types of factors that may be considered in valuing the Fund’s investments include the enterprise value of the portfolio company (the entire value of the portfolio company to a market participant, including the sum of the values of debt and equity securities used to capitalize the enterprise at a point in time), the nature and realizable value of any collateral, the portfolio company’s ability to make payments and its earnings and discounted cash flows, the markets in which the portfolio company does business, a comparison of the portfolio company’s securities to similar publicly traded securities, changes in the interest rate environment and the credit markets generally that may affect the price at which similar investments would trade in their principal markets and other relevant factors. When an external event such as a purchase transaction, public offering or subsequent equity sale occurs, the Adviser considers the pricing indicated by the external event to corroborate the Adviser’s valuation. Because such valuations, and particularly valuations of private investments and private companies, are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, the Adviser’s determinations of fair value may differ materially from the values that would have been used if a ready market for these investments existed and may differ materially from the values that the Fund may ultimately realize. The Fund’s NAV per share could be adversely affected if the Adviser’s determinations regarding the fair value of these investments are higher than the values that the Fund realizes upon disposition of such investments.

Risks Associated with the Use of Leverage.

General.   The Fund currently utilizes and intends to continue to utilize leverage and may utilize leverage to the maximum extent permitted by law for investment and other general corporate purposes. The Fund currently employs leverage through senior secured revolving credit facilities and its outstanding MRP Shares. See “— State Street Credit Facility” and “— Wells Credit Facility” below and “Description of Capital Structure — Shares of Beneficial Interest — MRP Shares” for additional information. The Fund may in the future obtain leverage by issuing preferred shares and/or notes and it may also borrow funds from banks and other financial institutions. The Fund may also gain leverage synthetically through swaps and other Derivatives. The use of leverage to purchase additional securities creates an opportunity for increased Share dividends, but also creates risks for the Fund’s Shareholders, including increased variability of the Fund’s net income, distributions, NAV of its Shares in relation to market changes. Leverage is a speculative technique that exposes the Fund to greater risk and increased costs than if it were not implemented. Increases and decreases in the value of the Fund’s portfolio will be magnified if the Fund uses leverage. In

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particular, leverage may magnify interest rate risk, which is the risk that the prices of portfolio securities will fall (or rise) if market interest rates for those types of securities rise (or fall). As a result, leverage may cause greater changes in the Fund’s NAV, which will be borne entirely by the Fund’s Shareholders, and in the price at which its Shares trade in the secondary market. To the extent that the Fund makes investments in Syndicated Loans or other debt instruments structured with floors based on SOFR or another reference rate, the Fund will not realize additional income if rates increase during periods when SOFR or another reference rate remains below the applicable floor but the Fund’s cost of financing is expected to increase, resulting in the potential for a decrease in the level of income available for dividends or distributions made by the Fund. If the Fund issues preferred shares, such as the MRP Shares, and/or notes or engages in other borrowings, it will have to pay dividends on its preferred shares or interest on its notes or borrowings, which will increase expenses and may reduce the Fund’s return. These dividend payments or interest expenses (which will be borne entirely by Shareholders) may be greater than the Fund’s return on the underlying investments. The Fund’s leveraging strategy, if utilized, may not be successful.
The Fund may issue preferred shares and/or notes or other forms of indebtedness as a form of leverage. These means of obtaining leverage would be senior to the Fund’s Shares, such that holders of preferred shares and/or notes or other Fund indebtedness would have priority over the Shareholders in the distribution of the Fund’s assets, including dividends, distributions of principal and liquidating distributions. If preferred shares are issued and outstanding, holders of preferred shares would vote together with the holders of Shares on all matters, including the election of trustees. Additionally, holders of preferred shares would have the right separately to elect two trustees of the Fund, voting separately as a class, and would vote separately as a class on certain matters which may at times give holders of preferred shares disproportionate influence over the Fund’s affairs. If the preferred shares were limited in their term, redemptions of such preferred shares would require the Fund to liquidate its investments and would reduce the Fund’s use of leverage, which could negatively impact Shareholders. Because the Fund has issued Preferred Shares and has issued other forms of indebtedness, its ability to make distributions to its Shareholders is limited by the asset coverage requirements and other limitations imposed by the 1940 Act and the terms of the Fund’s indebtedness.
As a closed-end management investment company, the Fund is permitted, under specified conditions, to issue senior securities that are stock if the Fund’s asset coverage, as defined in the 1940 Act, is at least equal to 200% immediately after issuance. As defined in the 1940 Act, asset coverage of 200% means that for every $100 of net assets the Fund holds, the Fund may raise $100 from issuing senior securities. Under the 1940 Act, the preferred stock the Fund issues, including the MRP Shares, will constitute a “senior security” for purposes of the 200% asset coverage test. In addition, while any senior securities remain outstanding, the Fund will be required to make provisions to prohibit any dividend distribution to the Fund’s shareholders or the repurchase of such securities or shares unless the Fund meets the applicable asset coverage ratios at the time of the distribution or repurchase after giving effect to the distribution or repurchase. The Fund is also permitted to borrow amounts up to 5% of the value of the Fund’s total assets for temporary purposes without regard to asset coverage, which borrowings would not be considered senior securities, provided that any such borrowings in excess of 5% of the value of the Fund’s total assets would be subject to the asset coverage ratio requirements of the 1940 Act, even if for temporary purposes.
Under the 1940 Act, the Fund is permitted to incur greater effective leverage through the use of preferred stock than through the use of debt. As a result of the Fund’s issuance of the MRP Shares, the risk of the Fund incurring additional losses from its use of leverage is further heightened. The Fund may also choose to add leverage through the issuance of additional Preferred Shares.
The Fund will pay (and Shareholders will bear) all costs and expenses relating to the issuance and ongoing maintenance of any preferred shares and/or notes or other forms of indebtedness issued by the Fund, including higher advisory fees. As a result, the Fund cannot assure you that the issuance of preferred shares and/or notes or other forms of indebtedness will provide a higher yield or return to the holders of the Fund’s Shares. If the Fund offers and/or issues preferred shares and/or notes or other forms of indebtedness, the costs of the offering will be borne immediately by the Fund’s Shareholders and result in a reduction of the NAV of the Fund’s Shares.
The Fund anticipates that any money borrowed from a bank or other financial institution for investment purposes will accrue interest based on shorter-term interest rates that would be periodically reset. So long as

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the Fund’s portfolio provides a higher rate of return, net of expenses, than the interest rate on borrowed money, as reset periodically, the leverage may cause Shareholders to receive a higher current rate of return than if the Fund were not leveraged. If, however, long-term and/or short-term rates rise, the interest rate on borrowed money could exceed the rate of return on securities held by the Fund, reducing returns to Shareholders. Developments in the credit markets may adversely affect the ability of the Fund to borrow for investment purposes and may increase the costs of such borrowings, which would reduce returns to Shareholders.
There is no assurance that a leveraging strategy will be successful. Leverage involves risks and special considerations for Shareholders, including:
•
the likelihood of greater volatility of NAV and dividend rate of Shares than a comparable portfolio without leverage;

•
the risk that fluctuations in interest rates on borrowings or in dividend payments on, principal proceeds distributed to, or redemption of any preferred shares and/or notes or other forms of indebtedness that the Fund has issued will reduce the return to the Shareholders;

•
the effect of leverage in a declining market, which is likely to cause a greater decline in the NAV of the Fund’s Shares than if the Fund were not leveraged;

•
when the Fund uses financial leverage, the investment advisory fees payable to the Advisers will be higher than if the Fund did not use leverage, and may provide a financial incentive to the Advisers to increase the Fund’s use of leverage and create an inherent conflict of interest; and

•
leverage may increase expenses (which will be borne entirely by Shareholders), which may reduce total return.

If the Fund issues preferred shares and/or notes or other forms of indebtedness, the Fund may be subject to certain restrictions on investments imposed by the guidelines of one or more rating agencies, which may issue ratings for the preferred shares and/or notes or short-term debt securities issued by the Fund, or may be subject to covenants or other restrictions imposed by its lenders. These guidelines may impose asset coverage or portfolio composition requirements that are more stringent than those imposed by the 1940 Act. Certain types of borrowings by the Fund may result in the Fund being subject to covenants relating to asset coverage and portfolio composition requirements. These covenants and restrictions may negatively affect the Fund’s ability to achieve its investment objective. The Fund is subject to certain requirements described above in connection with its issuance of the MRP Shares.

Effects of Leverage.   The table below assumes that the Fund’s continued use of Preferred Shares represents approximately 12.1% of the Fund’s Managed Assets, borrowings represent approximately 14.4% of the Fund’s Managed Assets as of December 31, 2023 and the Fund bears expenses relating to such Preferred Shares and borrowings at annual effective stated interest rates of 4.1% and 6.46%, respectively (based on dividend rates for such Preferred Shares and interest rates for such borrowings as of a recent date). The table below also assumes that the annual return that the Fund’s portfolio must experience (net of expenses not related to Preferred Shares or borrowings) in order to cover the costs of such leverage would be approximately 1.42%. These figures are estimates based on current market conditions, used for illustration purposes only. Actual expenses associated with Preferred Shares and borrowings used by the Fund may vary frequently and may be significantly higher or lower than the rate used for the example above.
The following table is designed to illustrate the effects of the Fund’s leverage due to senior securities on corresponding Share total return, assuming investment portfolio total returns (consisting of income and changes in the value of investments held in the Fund’s portfolio) of -10%, -5%, 0%, 5% and 10%. These assumed investment portfolio returns are hypothetical figures and are not necessarily indicative of the investment portfolio returns expected to be experienced by the Fund. Your actual returns may be greater or less than those appearing below.
Assumed Return on Portfolio
(Net of Expenses not related to Preferred Shares or borrowings)	(10.00)%	(5.00)%	0.00%	5.00%	10.00%
Corresponding Share Total Return	(16.70)%	(9.39)%	(2.08)%	5.23%	12.54%

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Corresponding Share total return is composed of two elements — the Share dividends paid by the Fund (the amount of which is largely determined by the net investment income of the Fund after paying dividends on Preferred Shares and interest expenses on the Fund’s borrowings) and gains or losses on the value of the securities the Fund owns.

State Street Credit Facility.   The Fund is a party to a senior secured revolving credit facility (as amended, the “State Street Credit Facility”), that allows the Fund to borrow up to $400 million at any one time outstanding. The State Street Credit Facility’s stated maturity date is August 25, 2024. Under the State Street Credit Facility, the Fund is required to comply with various covenants, reporting requirements and other customary requirements for similar revolving credit facilities (which are subject to certain limitations and exceptions), including, without limitation, covenants related to: (a) limitations on the incurrence of additional indebtedness, including additional mandatory redeemable preferred shares, and liens, (b) limitations on certain restricted payments and (c) maintaining a ratio of total assets (less total liabilities other than senior securities representing indebtedness) to senior securities representing indebtedness plus the involuntary liquidation preference of the mandatory redeemable preferred shares of the Fund and its consolidated subsidiaries (subject to certain exceptions) of not less than 2:1.

As of December 31, 2023, there was $246.94 million outstanding under the State Street Credit Facility. The interest rate charged on the State Street Credit Facility is based on an applicable SOFR rate plus a credit spread adjustment of 0.10% and an applicable spread of 1.00% (as defined in the agreements governing the State Street Credit Facility). The Fund is required to pay a commitment fee of 0.25% per annum on any unused portion of the State Street Credit Facility.

Wells Credit Facility.   The Fund and one of the Fund’s consolidated subsidiaries, CADEX Credit Financing, LLC (the “Financing Sub”), are party to a revolving funding facility (as amended, the “Wells Credit Facility”), that allows the Financing Sub to borrow up to $850 million at any one time outstanding. The Wells Credit Facility is secured by all of the assets held by, and the membership interest in, the Financing Sub. The end of the reinvestment period and the stated maturity date for the Wells Credit Facility are November 16, 2024 and November 16, 2026, respectively.The Financing Sub is subject to limitations with respect to the loans securing the Wells Credit Facility, including restrictions on loan size, borrower domicile, payment frequency and status, collateral interests, and loans with fixed rates, as well as restrictions on portfolio company leverage, which may also affect the borrowing base and therefore amounts available to borrow. The Fund and the Financing Sub are also required to comply with various covenants, reporting requirements and other customary requirements for similar facilities (which are subject to certain limitations and exceptions).

As of December 31, 2023, there was $426.12 million outstanding under the Wells Credit Facility. The interest rate charged on the Wells Credit Facility is based on an applicable SOFR rate plus a credit spread adjustment of 0.10% and an applicable spread of 2.00% (as defined in the agreements governing the Wells Credit Facility). The Financing Sub is also required to pay a commitment fee of between 0.50% and 1.25% per annum depending on the size of the unused portion of the Wells Credit Facility.

The Fund may in the future form additional financing subsidiaries and incur additional leverage, directly or indirectly through any such financing subsidiaries, under a secured credit facility having similar or substantially different terms to those of the State Street Credit Facility or the Wells Credit Facility.

Warrants Risk.   Warrants give holders the right, but not the obligation, to buy common stock of an issuer at a given price, usually higher than the market price at the time of issuance, during a specified period. The risk of investing in a warrant is that the warrant may expire prior to the market value of the common stock exceeding the price fixed by the warrant. Warrants have a subordinate claim on a borrower’s assets compared with Syndicated Loans. As a result, the values of warrants generally are dependent on the financial condition of the borrower and less dependent on fluctuations in interest rates than are the values of many debt securities. The values of warrants may be more volatile than those of Syndicated Loans or Corporate Bonds and this may increase the volatility of the NAV of the common shares.
Contingent Liabilities.   From time to time the Fund may incur contingent liabilities in connection with an investment. For example, the Fund may purchase a revolving credit facility from a lender that has not yet been fully drawn. If the borrower subsequently draws down on the facility, the Fund would be obligated to fund the amounts due. The Fund may also enter into agreements pursuant to which it agrees to assume

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responsibility for default risk presented by a third party, and may, on the other hand, enter into agreements through which third parties offer default protection to the Fund.
Cost of Capital and Net Investment Income Risk.   If the Fund uses debt to finance investments, its net investment income may depend, in part, upon the difference between the rate at which it borrows funds and the rate at which it invests those funds. As a result, the Fund can offer no assurance that a significant change in market interest rates will not have a material adverse effect on the Fund’s net investment income. In periods of rising interest rates when it has debt outstanding, the Fund’s cost of funds will increase, which could reduce the Fund’s net investment income. The Fund may use interest rate risk management techniques in an effort to limit its exposure to interest rate fluctuations. These techniques may include various interest rate hedging activities to the extent permitted by the 1940 Act. These activities may limit its ability to participate in the benefits of lower interest rates with respect to the hedged portfolio. Adverse developments resulting from changes in interest rates or hedging transactions could have a material adverse effect on the Fund’s business, financial condition and results of operations.
A rise in the general level of interest rates can be expected to lead to higher interest rates applicable to the Fund’s debt investments, particularly to the extent that it holds floating rate debt securities. Accordingly, an increase in interest rates would make it easier for the Fund to meet or exceed the Incentive Fee hurdle rate and may result in a substantial increase to the amount of Incentive Fees payable to the Advisers with respect to pre-incentive fee net investment income. See “Management and Incentive Fees.”
Distressed Investments, Litigation, Bankruptcy and Other Proceedings Risk.   Investments in distressed securities involve a material risk of involving the Fund in a related litigation. Such litigation can be time consuming and expensive, and can frequently lead to unpredicted delays or losses. Litigation expenses, including payments pursuant to settlements or judgments, generally will be borne by the Fund.
There are a number of significant risks when investing in companies involved in bankruptcy or other reorganization proceedings, and many events in a bankruptcy are the product of contested matters and adversary proceedings which are beyond the control of the creditors. A bankruptcy filing may have adverse and permanent effects on a company. Further, if the proceeding is converted to a liquidation, the liquidation value of the company may not equal the liquidation value that was believed to exist at the time of the investment. In addition, the duration of a bankruptcy or other reorganization proceeding is difficult to predict. A creditor’s return on investment can be impacted adversely by delays while a plan of reorganization is being negotiated, approved by the creditors and, if applicable, confirmed by the bankruptcy court, and until it ultimately becomes effective. In bankruptcy, certain claims, such as claims for taxes, wages and certain trade claims, may have priority by law over the claims of certain creditors and administrative costs in connection with a bankruptcy proceeding are frequently high and will be paid out of the debtor’s estate prior to any return to creditors.
Certain fixed-income securities invested in by the Fund could be subject to U.S. federal, state or non-U.S. bankruptcy laws or fraudulent transfer or conveyance laws, if such securities were issued with the intent of hindering, delaying or defrauding creditors or, in certain circumstances, if the issuer receives less than reasonably equivalent value or fair consideration in return for issuing such securities. If a court were to find that the issuance of the securities was a fraudulent transfer or conveyance, the court could void the payment obligations under the securities, further subordinate the securities to other existing and future indebtedness of the issuer or require the Fund to repay any amounts received by it with respect to the securities. In the event of a finding that a fraudulent transfer or conveyance occurred, the Fund may not receive any payment on the securities. If the Fund or the Advisers is found to have interfered with the affairs of a company in which the Fund holds a debt investment, to the detriment of other creditors or common shareholders of such company, the Fund may be held liable for damages to injured parties or a bankruptcy court. While the Fund will attempt to avoid taking the types of action that would lead to such liability, there can be no assurance that such claims will not be asserted or that the Fund will be able to successfully defend against them. Moreover, such debt may be disallowed or subordinated to the claims of other creditors or treated as equity.
Insofar as the Fund’s portfolio includes obligations of non-United States obligors, the laws of certain foreign jurisdictions may provide for avoidance remedies under factual circumstances similar to those described above or under different circumstances, with consequences that may or may not be analogous to

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those described above under U.S. federal or state laws. Changes in bankruptcy laws (including U.S. federal and state laws and applicable non-United States laws) may adversely impact the Fund’s securities.
Lender Liability Risk.   A number of U.S. judicial decisions have upheld judgments of borrowers against lending institutions on the basis of various evolving legal theories, collectively termed “lender liability”. Generally, lender liability is founded on the premise that a lender has violated a duty (whether implied or contractual) of good faith, commercial reasonableness and fair dealing, or a similar duty owed to the Borrower or has assumed an excessive degree of control over the Borrower resulting in the creation of a fiduciary duty owed to the Borrower or its other creditors or shareholders. Because of the nature of its investments, the Fund may be subject to allegations of lender liability.
In addition, under common law principles that in some cases form the basis for lender liability claims, if a lender or bondholder (i) intentionally takes an action that results in the undercapitalization of a Borrower to the detriment of other creditors of such Borrower; (ii) engages in inequitable conduct to the detriment of the other creditors; (iii) engages in fraud with respect to, or makes misrepresentations to, the other creditors; or (iv) uses its influence as a shareholder to dominate or control a Borrower to the detriment of other creditors of the Borrower, a court may elect to subordinate the claim of the offending lender or bondholder to the claims of the disadvantaged creditor or creditors, a remedy called “equitable subordination”.
Because affiliates of, or persons related to, the Advisers may hold equity or other interests in obligors of the Fund, the Fund could be exposed to claims for equitable subordination or lender liability or both based on such equity or other holdings.
Sourcing of Suitable Assets Risk.   No assurance can be given the Advisers will be able to find enough appropriate investments that meet the Fund’s investment criteria.
Reinvestment Risk.   The Fund may reinvest the cash flows received from a security. There is a risk that the interest rate at which interim cash flows can be reinvested will fall. Reinvestment risk is greater for longer holding periods and for securities with large, early cash flows such as high-coupon bonds. Reinvestment risk also applies generally to the reinvestment of the proceeds the Fund receives upon the maturity or sale of an investment in a portfolio company.
Small-Cap and Mid-Cap Risk.   The Fund may invest from time to time in smaller and midsize companies and the securities of such portfolio companies tend to be more volatile and less liquid than those of larger companies. The markets for these securities are also less liquid than those for larger companies. This can adversely affect the prices at which the Fund can purchase and sell these securities, and thus the value of the Shares.
Privately Held Middle-Market Company Risk.   The Fund’s direct lending investments primarily represent investments in privately held U.S. middle market companies. Investments in privately held middle-market companies involve a number of significant risks, including the following:
•
these companies may have limited financial resources and may be unable to meet their obligations, which may be accompanied by a deterioration in the value of any collateral and a reduction in the likelihood of the Fund realizing any guarantees it may have obtained in connection with its investment;

•
they typically have shorter operating histories, narrower product lines and smaller market shares than larger businesses, which tend to render them more vulnerable to competitors’ actions and market conditions, as well as general economic downturns;

•
they typically depend on the management talents and efforts of a small group of persons; therefore, the death, disability, resignation or termination of one or more of these persons could have a material adverse effect on the Fund’s portfolio company and, in turn, on us;

•
there is generally little public information about these companies. These companies and their financial information are not subject to the Exchange Act and other regulations that govern public companies, and the Fund may be unable to uncover all material information about these companies, which may prevent the Fund from making a fully informed investment decision and cause us to lose money on the Fund’s investments;

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•
they generally have less predictable operating results and may require substantial additional capital to support their operations, finance expansion or maintain their competitive position;

•
the Fund’s executive officers, trustees and the Advisers may, in the ordinary course of business, be named as defendants in litigation arising from the Fund’s investments in the Fund’s portfolio companies;

•
changes in laws and regulations, as well as their interpretations, may adversely affect their business, financial structure or prospects; and

•
they may have difficulty accessing the capital markets to meet future capital needs.

Fraud Risk.   A major concern when investing in loans and other debt securities is the possibility of a material misrepresentation or omission on the part of the borrower. Such inaccuracy or incompleteness may adversely affect the valuation of the collateral underlying the loans or may adversely affect the ability of the Fund to perfect or effectuate a lien on the collateral securing the loan. The Fund relies upon the accuracy and completeness of representations made by borrowers to the extent reasonable when it makes its investments, but cannot guarantee such accuracy or completeness. Under certain circumstances, payments to the Fund may be reclaimed if any such payment or distribution is later determined to have been a fraudulent conveyance or a preferential payment.
Risks Relating to the Fund’s Investment Program
Market and Economic Risks.   The Fund and its portfolio companies may be materially affected by market, economic and political conditions globally and in the jurisdictions and sectors in which they invest or operate, including factors affecting interest rates, the availability of credit, currency exchange rates and trade barriers. These factors are outside the Fund’s control and could adversely affect the liquidity and value of its investments, and may reduce the ability of the Fund to make attractive new investments.
Trends and historical events do not imply, forecast or predict future events and past performance is not necessarily indicative of future results. There can be no assurance that the assumptions made or the beliefs and expectations currently held by the Advisers or their affiliates will prove correct, and actual events and circumstances may vary significantly.
The Fund may be subject to risk arising from a default by one of several large institutions that are dependent on one another to meet their liquidity or operational needs, so that a default by one institution may cause a series of defaults by the other institutions. This is sometimes referred to as “systemic risk” and may adversely affect Financial Intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges, with which the Fund interacts on a daily basis.
Instability in the credit markets has made it more difficult at certain times for a number of issuers of debt instruments to obtain financing or refinancing for their investment or lending activities or operations. In particular, because of volatile conditions in the credit markets, issuers of debt instruments may be subject to increased cost for debt, tightening underwriting standards and reduced liquidity for loans they make, securities they purchase and securities they issue. Certain Borrowers may, due to macroeconomic conditions, be unable to repay their Syndicated Loans or other debt obligations because of these conditions. A Borrower’s failure to satisfy financial or operating covenants imposed by lenders could lead to defaults and, potentially, termination of the Syndicated Loans and foreclosure on the underlying secured assets, which could trigger cross-defaults under other agreements and jeopardize a Borrower’s ability to meet its obligations under its debt instruments. The Fund may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms with a defaulting Borrower. The Fund may also experience a loss of principal.
These developments also (i) may make it more difficult for the Fund to accurately value its portfolio securities or to sell its portfolio securities on a timely basis; (ii) could adversely affect the ability of the Fund to use leverage for investment purposes and increase the cost of such leverage, which would reduce returns to the Shareholders; and (iii) may adversely affect the broader economy, which in turn may adversely affect the ability of issuers of securities owned by the Fund to make payments of principal and interest when due, lead to lower credit ratings of the issuer and increased defaults by the issuer. Such developments could, in turn, reduce the value of securities owned by the Fund and adversely affect the NAV of the Shares.

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The financial markets recently have encountered volatility associated with concerns about the balance sheets of banks, especially small and regional banks who may have significant losses associated with investments that make it difficult to fund demands to withdraw deposits and other liquidity needs. Although the federal government has announced measures to assist these banks and protect depositors, some banks have already been impacted and others may be materially and adversely impacted. The Fund’s business is dependent on bank relationships and the Adviser is proactively monitoring the financial health of such bank relationships. Continued strain on the banking system may adversely impact the Fund’s business, financial condition and results of operations.

Non-U.S. Securities Risk.   The Fund may invest in securities, including direct loans, Syndicated Loans and Subordinated Loans, of non-U.S. issuers or Borrowers. These investments involve certain risks not involved in domestic investments and may experience more rapid and extreme changes in value than investments in securities of U.S. companies. Markets for these investments in foreign countries often are not as developed, efficient or liquid as similar markets in the United States, and therefore, the prices of non-U.S. securities may be more volatile. Certain foreign countries may impose restrictions on the ability of issuers of non-U.S. securities to make payments of principal and interest to investors located outside the country, whether from currency blockage or otherwise. In addition, the Fund will be subject to risks associated with adverse political and economic developments in foreign countries, including seizure or nationalization of foreign deposits, different legal systems and laws relating to creditors’ rights and the potential inability to enforce legal judgments, all of which could cause the Fund to lose money on its investments in non-U.S. securities. Generally, there is less readily available and reliable information about non-U.S. issuers or Borrowers due to less rigorous disclosure or accounting standards and regulatory practices. The ability of a foreign sovereign issuer to make timely payments on its debt obligations will also be strongly influenced by the sovereign issuer’s balance of payments, including export performance, its access to international credit facilities and investments, fluctuations of interest rates and the extent of its foreign reserves. The cost of servicing external debt generally will also be adversely affected by rising international interest rates, as many external debt obligations bear interest at rates that are adjusted based upon international interest rates. Investments in so-called “emerging markets” (or lesser developed countries) are particularly speculative and entail all of the risks of investing in non-U.S. securities but to a heightened degree. Compared to developed countries, emerging market countries may have relatively unstable governments, economies based on only a few industries and securities markets that trade a small number of securities. Securities issued by companies located in emerging market countries tend to be especially volatile and may be less liquid than securities traded in developed countries. Additionally, companies in emerging market countries may not be subject to accounting, auditing, financial reporting and recordkeeping requirements that are as robust as those in more developed countries.

Economic sanctions may be, and have been, imposed against certain countries, organizations, companies, entities and/or individuals. Economic sanctions and other similar governmental actions or developments could, among other things, effectively restrict or eliminate the Fund’s ability to purchase or sell certain foreign securities or groups of foreign securities, and thus may make the Fund’s investments in such securities less liquid or more difficult to value. Such sanctions may also cause a decline in the value of securities issued by the sanctioned country or companies located in or economically tied to the sanctioned country. In addition, as a result of economic sanctions and other similar governmental actions or developments, the Fund may be forced to sell or otherwise dispose of foreign investments at inopportune times or prices.

Foreign Currency Risk.   Because the Fund may invest in securities denominated or quoted in currencies other than the U.S. dollar, changes in foreign currency exchange rates may affect the value of securities in the Fund and the unrealized appreciation or depreciation of investments. Currencies of certain countries may be volatile and therefore may affect the value of securities denominated in such currencies, which means that the Fund’s NAV could decline as a result of changes in the exchange rates between foreign currencies and the U.S. dollar. The Advisers may, but are not required to, elect for the Fund to seek to protect itself from changes in currency exchange rates through hedging transactions depending on market conditions. The Fund may incur costs in connection with the conversions between various currencies. In addition, certain countries may impose foreign currency exchange controls or other restrictions on the repatriation, transferability or convertibility of currency.
Currency Hedging Risk.   The Advisers may seek to hedge all or a portion of the Fund’s foreign currency risk. However, the Advisers cannot guarantee that it will be practical to hedge these risks in certain markets or conditions or that any efforts to do so will be successful.

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Arbitrage Risk.   The Fund may engage in capital structure arbitrage and other arbitrage strategies. Arbitrage strategies entail various risks, including the risk that external events, regulatory approvals and other factors will impact the consummation of announced corporate events and/or the prices of certain positions. In addition, hedging is an important feature of capital structure arbitrage. There is no guarantee that the Advisers will be able to hedge the Fund’s investment portfolio in the manner necessary to employ successfully the Fund’s strategy.
Market Disruption and Geopolitical Risk.   The occurrence of events similar to those in recent years, such as the aftermath of the war in Iraq, instability in Afghanistan, Pakistan, Egypt, Libya, Syria and the Middle East, international war or conflict (including the Israel-Hamas war), new and ongoing epidemics and pandemics of infectious diseases and other global health events, natural/environmental disasters, terrorist attacks in the United States and around the world, social and political discord, debt crises (such as the Greek crisis), sovereign debt downgrades, the Russian invasion of Ukraine, increasingly strained relations between the United States and a number of foreign countries, including historical adversaries, such as North Korea, Iran, China and Russia, and the international community generally, new and continued political unrest in various countries, such as Venezuela and Spain, the exit or potential exit of one or more countries from the European Union (“EU”) or the Economic and Monetary Union, and continued changes in the balance of political power among and within the branches of the U.S. government, among others, may result in market volatility, may have long term effects on the U.S. and worldwide financial markets, and may cause further economic uncertainties in the United States and worldwide.
Russia launched a large-scale invasion of Ukraine on February 24, 2022. The extent and duration of the military action, resulting sanctions and resulting future market disruptions, including declines in its stock markets and the value of the ruble against the U.S. dollar, in the region are impossible to predict, but could be significant. Any such disruptions caused by Russian military action or other actions (including cyberattacks and espionage) or resulting actual and threatened responses to such activity, including purchasing and financing restrictions, boycotts or changes in consumer or purchaser preferences, sanctions, tariffs or cyberattacks on the Russian government, Russian companies or Russian individuals, including politicians, could have a severe adverse effect on Russia and the European region, including significant negative impacts on the Russian economy, the European economy and the markets for certain securities and commodities, such as oil and natural gas, and may likely have collateral impacts on such sectors globally as well as other sectors. How long such military action and related events will last cannot be predicted.
China and the United States have each imposed tariffs on the other country’s products. These actions may cause a significant reduction in international trade, the oversupply of certain manufactured goods, substantial price reductions of goods and possible failure of individual companies and/or large segments of China’s export industry, which could have a negative impact on the Fund’s performance. U.S. companies that source material and goods from China and those that make large amounts of sales in China would be particularly vulnerable to an escalation of trade tensions. Uncertainty regarding the outcome of the trade tensions and the potential for a trade war could cause the U.S. dollar to decline against safe haven currencies, such as the Japanese yen and the Euro. Events such as these and their consequences are difficult to predict and it is unclear whether further tariffs may be imposed or other escalating actions may be taken in the future.
An outbreak of an infectious coronavirus (COVID-19) that was first detected in December 2019 developed into a global pandemic that has resulted in numerous disruptions in the market and has had significant economic impact leaving general concern and uncertainty. Although vaccines have been developed and approved for use by various governments, the duration of the pandemic and its effects cannot be predicted with certainty. The impact of this coronavirus, and other epidemics and pandemics that may arise in the future, could affect the economies of many nations, individual companies and the market in general ways that cannot necessarily be foreseen at the present time.
Cybersecurity incidents affecting particular companies or industries may adversely affect the economies of particular countries, regions or parts of the world in which the Fund invests.
The occurrence of any of these above events could have a significant adverse impact on the value and risk profile of the Fund’s portfolio. The Fund does not know how long the securities markets may be affected by similar events and cannot predict the effects of similar events in the future on the U.S. economy and securities markets. There can be no assurance that similar events and other market disruptions will not have

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other material and adverse implications. The Fund may be adversely affected by uncertainties such as terrorism, international political developments, and changes in government policies, taxation, restrictions on foreign investment and currency repatriation, currency fluctuations and other developments in the laws and regulations of the countries in which it is invested. As a result, whether or not the Fund invests in securities located in or with significant exposure to the countries directly affected, the value and liquidity of the Fund’s investments may be negatively impacted. Further, due to closures of certain markets and restrictions on trading certain securities, the value of certain securities held by the Fund could be significantly impacted.
U.S. Credit Rating and European Economic Crisis Risk.   In August 2011, S&P lowered its long-term sovereign credit rating on the United States from “AAA” to “AA+,” which was re-affirmed by S&P in March 2022. In January 2012, S&P lowered its long-term sovereign credit ratings for France, Italy, Spain and six other European countries, which negatively impacted global markets and economic conditions. S&P subsequently raised its long-term sovereign credit rating on Spain to “A” with a stable outlook. Furthermore, following the UK’s referendum to leave the EU, S&P lowered its long-term sovereign credit rating. In addition, the terms of the UK’s exit and any future referendums in other European countries may disrupt the global market. U.S. budget deficit concerns, together with signs of deteriorating sovereign debt conditions in Europe, have increased the possibility of additional credit-rating downgrades and economic slowdowns. The impact of any further downgrade to the U.S. government’s sovereign credit rating, or its perceived creditworthiness, and the impact of the current crisis in Europe with respect to the ability of certain EU countries to continue to service their sovereign debt obligations is inherently unpredictable and could adversely affect the U.S. and global financial markets and economic conditions. In addition, the economic downturn and the significant government interventions into the financial markets and fiscal stimulus spending over the last several years have contributed to significantly increased U.S. budget deficits. There can be no assurance that future fiscal or monetary measures to aid economic recovery will be effective. These developments and reactions of the credit markets to these developments could cause interest rates and borrowing costs to rise, which may negatively impact the Fund’s ability to obtain debt financing on favorable terms. In addition, any adverse economic conditions resulting from any further downgrade of the U.S. government’s sovereign credit rating or the economic crisis in Europe could have a material adverse effect on the Fund’s business, financial condition and results of operations.
Government Intervention in the Financial Markets Risk.   Instability in the financial markets has led the U.S. Government, the Federal Reserve and foreign governments and central banks around the world to take a number of unprecedented actions designed to support certain financial institutions and segments of the financial markets that have experienced extreme volatility, and in some cases a lack of liquidity. U.S. federal and state and foreign governments, their regulatory agencies or self-regulatory organizations may take additional actions that affect the regulation of the securities, debt instruments or structured products in which the Fund invests, or the issuers of such securities or structured products, in ways that are unforeseeable or not fully understood or anticipated. Governments or their agencies may also acquire distressed assets from financial institutions and acquire ownership interests in those institutions. The implications of government ownership and disposition of these assets are unclear, and such programs may have positive or negative effects on the liquidity, valuation and performance of the Fund’s portfolio holdings. Furthermore, volatile financial markets can expose the Fund to greater market and liquidity risk and potential difficulty in valuing portfolio instruments held by the Fund. The Adviser will monitor developments and seek to manage the Fund’s portfolio in a manner consistent with achieving the Fund’s investment objective, but there can be no assurance that it will be successful in doing so.
European Risk.   The Fund may invest a portion of its capital in debt securities issued by issuers domiciled in Europe, including issuers domiciled in the U.K. Concerns regarding the sovereign debt of various Eurozone countries, including the potential for investors to incur substantial write-downs, reductions in the face value of sovereign debt and/or sovereign defaults, as well as the possibility that one or more countries might leave the EU or the Eurozone create risks that could materially and adversely affect the Fund’s investments. Sovereign debt defaults and EU and/or Eurozone exits could have material adverse effects on the Fund’s investments in European companies, including, but not limited to, the availability of credit to support such companies’ financing needs, uncertainty and disruption in relation to financing, increased currency risk in relation to contracts denominated in Euros and wider economic disruption in markets served by those companies, while austerity and/or other measures introduced to limit or contain these issues may themselves lead to economic contraction and resulting adverse effects for the Fund. Legal uncertainty

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about the funding of Euro denominated obligations following any breakup or exits from the Eurozone, particularly in the case of investments in companies in affected countries, could also have material adverse effects on the Fund. In connection with investments in non-U.S. issuers, the Fund may engage in foreign currency exchange transactions but is not required to hedge its currency exposure. As such, the Fund makes investments that are denominated in British pound sterling or Euros. The Fund’s assets are valued in U.S. dollars and the depreciation of the British pound sterling and/or the Euro in relation to the U.S. dollar could adversely affect the Fund’s investments denominated in British pound sterling or Euros that are not fully hedged regardless of the performance of the underlying issuer.
Economic Recession or Downturn Risk.   Many of the Fund’s portfolio companies may be susceptible to economic slowdowns or recessions and may be unable to repay the Fund’s debt investments during these periods. Therefore, the Fund’s non-performing assets are likely to increase, and the value of its portfolio is likely to decrease, during these periods. Adverse economic conditions may also decrease the value of any collateral securing the Fund’s secured loans. A prolonged recession may further decrease the value of such collateral and result in losses of value in the Fund’s portfolio and a decrease in the Fund’s revenues, net income and NAV. Unfavorable economic conditions also could increase the Fund’s funding costs, limit the Fund’s access to the capital markets or result in a decision by lenders not to extend credit to it on terms it deems acceptable. These events could prevent the Fund from increasing investments and harm the Fund’s operating results.
Legal and Regulatory Risks.   At any time after the date of this prospectus, legislation may be enacted that could negatively affect the assets of the Fund or the issuers of such assets. Changing approaches to regulation may have a negative impact on the entities in which the Fund invests. Legislation or regulation may also change the way in which the Fund itself is regulated. There can be no assurance that future legislation, regulation or deregulation will not have a material adverse effect on the Fund or will not impair the ability of the Fund to achieve its investment objective.
Risks Associated with Commodity Futures Trading Commission Regulation.   The Sub-Adviser claims an exclusion from the definition of the term “commodity pool operator” in accordance with Commodity Futures Trading Commission (“CFTC”) Regulation 4.5 so that the Sub-Adviser is not subject to registration or regulation as a CPO under the CEA with respect to the Fund. In order to maintain the exclusion for the Sub-Adviser, the Fund must invest no more than a prescribed level of its liquidation value in certain futures, certain swap contracts and certain other Derivatives subject to the CEA’s jurisdiction, and the Fund must not market itself as providing investment exposure to such instruments. If the Fund’s investments no longer qualify the Sub-Adviser for the exclusion, the Sub-Adviser may be subject to the CFTC’s CPO registration requirements with respect to the Fund, and the disclosure and operations of the Fund would need to comply with all applicable regulations governing commodity pools registered as investment companies under the 1940 Act and commodity pool operators. Compliance with the additional registration and regulatory requirements may increase operating expenses. Other potentially adverse regulatory initiatives could also develop.
Inflation and Deflation Risk.   Inflation risk is the risk that the value of certain assets or income from the Fund’s investments will be worth less in the future as inflation decreases the value of money. As inflation increases, the real value of investments and distributions can decline. In addition, during any periods of rising inflation, the dividend rates or borrowing costs associated with the Fund’s use of leverage would likely increase, which would tend to further reduce returns to Shareholders. Deflation risk is the risk that prices throughout the economy decline over time — the opposite of inflation. Deflation may have an adverse effect on the creditworthiness of issuers and may make issuer defaults more likely, which may result in a decline in the value of the Fund’s portfolio.
Interest Rate Risk.   The market value of Corporate Bonds and other fixed-income securities changes in response to interest rate changes and other factors. In an effort to combat inflation, the U.S. Federal Reserve (the “Federal Reserve”) increased the federal funds rate in 2023. Although the Federal Reserve left its benchmark rates steady in the fourth quarter of 2023, it has indicated that additional rate increases in the future may be necessary to mitigate inflationary pressures and there can be no assurance that the Federal Reserve will not make upwards adjustments to the federal funds rate in the future. However, there are reports that the Federal Reserve may begin to cut the benchmark rates in 2024. Interest rate risk is the risk that prices of bonds and other fixed-income securities will increase as interest rates fall and decrease as rates rise.

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Accordingly, an increase in market interest rates may cause a decrease in the price of a debt security and, therefore, a decline in the net asset value of the Fund’s Shares. The magnitude of these fluctuations in the market price of bonds and other fixed-income securities is generally greater for those securities with longer maturities. Because Syndicated Loans with floating or variable rates reset their interest rates only periodically, changes in prevailing interest rates (and particularly sudden and significant changes) can be expected to cause some fluctuations in the Fund’s NAV. Similarly, an increase in market interest rates may cause a decline in the Fund’s NAV. In addition, Syndicated Loans or similar loans or securities may allow the Borrower to opt between SOFR-based interest rates and interest rates based on bank prime rates, which may have an effect on the Fund’s NAV.

If general interest rates rise, as they have in recent years, there is a risk that the portfolio companies in which the Fund holds floating rate securities will be unable to pay escalating interest amounts, which could result in a default under their loan documents. Rising interest rates could also cause portfolio companies to shift cash from other productive uses to the payment of interest, which may have a material adverse effect on their business and operations and could, over time, lead to increased defaults. In addition, rising interest rates may increase pressure on the Fund to provide fixed rate loans to the Fund’s portfolio companies, which could adversely affect the Fund’s net investment income, as increases in the cost of borrowed funds would not be accompanied by increased interest income from such fixed-rate investments.

Investment Terms and Timeframe Risk.   Delays in investing the net proceeds of this offering may impair the Fund’s performance. The Fund cannot assure investors that it will be able to identify any investments that meet the Fund’s investment objective or that any investment that the Fund makes will produce a positive return. The Fund may be unable to invest its assets on acceptable terms within the time period that it anticipates or at all, which could harm the Fund’s financial condition and results of operations.

Prior to investing in securities of portfolio companies, the Fund may invest primarily in cash, cash equivalents, U.S. government securities, repurchase agreements and high-quality debt instruments maturing in one year or less from the time of investment, which may produce returns that are significantly lower than the returns which it expects to achieve when the Fund’s portfolio is fully invested in securities meeting its investment objective. As a result, any distributions that the Fund pays while its portfolio is not fully invested in securities meeting its investment objective may be lower than the distributions that the Fund may be able to pay when its portfolio is fully invested in securities meeting its investment objective.

Restrictions on Entering into Affiliated Transactions.   The Advisers may enter into transactions and invest in securities, instruments and currencies on behalf of the Fund in which customers of its affiliates, to the extent permitted by applicable law, serve as the counterparty, principal or issuer. In such cases, such party’s interests in the transaction could be adverse to the interests of the Fund, and such party may have no incentive to assure that the Fund obtains the best possible prices or terms in connection with the transaction. In addition, the purchase, holding and sale of such investments by the Fund may enhance the profitability of the Advisers or their affiliates. One or more affiliates may also create, write or issue Derivatives for their customers, the underlying securities, currencies or instruments of which may be those in which the Fund invests or which may be based on the performance of the Fund. The Fund may, subject to applicable law, purchase investments that are the subject of an underwriting or other distribution by one or more of the Advisers affiliates and may also enter into transactions with other clients of an affiliate where such other clients have interests adverse to those of the Fund. By reason of the various activities of the Advisers and their affiliates, the Advisers and such affiliates may acquire confidential or material non-public information or otherwise be restricted from purchasing certain potential Fund investments that otherwise might have been purchased or be restricted from selling certain Fund investments that might otherwise have been sold at the time.
Lack of Funds to Make Additional Investments Risk.   The Fund may not have the funds or ability to make additional investments in its portfolio companies. After the Fund’s initial investment in a portfolio company, it may be called upon from time to time to provide additional funds to such company or have the opportunity to increase its investment through the exercise of a warrant to purchase common shares. There is no assurance that the Fund will make, or will have sufficient funds to make, follow-on investments. Any decisions not to make a follow-on investment or any inability on the Fund’s part to make such an investment may have a negative impact on a portfolio company in need of such an investment, may result in a missed opportunity for the Fund to increase its participation in a successful operation or may reduce the expected return on the investment.

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Uncertain Exit Strategies.   Due to the illiquid nature of some of the positions that the Fund is expected to acquire, as well as the risks associated with the Fund’s investment strategies, the Fund is unable to predict with confidence what the exit strategy may ultimately be for any given investment, or that one will definitely be available. Exit strategies which appear to be viable when an investment is initiated may be precluded by the time the investment is ready to be realized due to economic, legal, political or other factors.
Other Risks Relating to the Fund
Adviser Risk.   The Adviser utilizes the resources of Ares’ U.S. and European credit teams who manage direct lending, syndicated loan, corporate bond, opportunistic credit and structured credit investment strategies for the Ares Credit Group as well as the real estate debt and stressed/distressed investment teams. The Fund’s portfolio management team is comprised of members of Ares’ Credit Group. The Adviser intends to use the resources of Ares. There can be no assurance that any such investment professionals will remain employed by Ares or if employed, will remain involved with the Advisers’ performance obligations. The Adviser is a joint venture and conflicts could arise between the parties to the joint venture that could impact the Adviser’s ability to perform its duties.
Senior Management Personnel of the Advisers.   Since the Fund has no employees, it depends on the investment expertise, skill and network of business contacts of the Advisers. The Advisers evaluate, negotiate, structure, execute, monitor and service the Fund’s investments. The Fund’s future success depends to a significant extent on the continued service and coordination of the Advisers and their senior management team. The departure of any members of the Advisers’ senior management team could have a material adverse effect on the Fund’s ability to achieve its investment objective.
The Fund’s ability to achieve its investment objective depends on the Advisers’ ability to identify, analyze, invest in, finance and monitor companies that meet the Fund’s investment criteria. The Advisers’ capabilities in managing the investment process, providing competent, attentive and efficient services to the Fund, and facilitating access to financing on acceptable terms depend on the employment of investment professionals in an adequate number and of adequate sophistication to match the corresponding flow of transactions. To achieve the Fund’s investment objective, the Advisers may need to hire, train, supervise and manage new investment professionals to participate in the Fund’s investment selection and monitoring process. The Advisers may not be able to find investment professionals in a timely manner or at all. Failure to support the Fund’s investment process could have a material adverse effect on the Fund’s business, financial condition and results of operations.
In addition, the Investment Advisory Agreement has termination provisions that allow the parties to terminate the agreements without penalty. The Investment Advisory Agreement, Investment Sub-Advisory Agreement and the CAM Administration Agreement may be terminated at any time, without penalty, by the Advisers upon 60 days’ notice to the Fund. If either agreement is terminated, it may adversely affect the quality of the Fund’s investment opportunities. In addition, in the event such agreements are terminated, it may be difficult for the Fund to replace the Advisers. Furthermore, the termination of either of these agreements may adversely impact the terms of the Fund’s or its subsidiaries’ financing facilities or any financing facility into which the Fund or its subsidiaries may enter in the future, which could have a material adverse effect on the Fund’s business and financial condition.
Key Personnel Risk.   The Adviser depends on the diligence, skill and network of business contacts of certain Ares Credit Group and CION professionals. The Adviser also depends, to a significant extent, on access to other investment professionals within Ares and CION and the information and deal flow generated by these investment professionals in the course of their investment and portfolio management activities. The Fund’s success depends on the continued service of such personnel. The investment professionals associated with the Advisers are actively involved in other investment activities not concerning the Fund and will not be able to devote all of their time to the Fund’s business and affairs. The departure of any of the senior managers of the Advisers, or of a significant number of the investment professionals or partners of the Advisers’ affiliates, could have a material adverse effect on the Fund’s ability to achieve its investment objective. Individuals not currently associated with the Advisers may become associated with the Fund and the performance of the Fund may also depend on the experience and expertise of such individuals. In addition, there is no assurance that the Advisers will remain the Fund’s investment adviser or that the Advisers will continue to have access to the investment professionals and partners of its affiliates and the information and deal flow generated by the investment professionals of its affiliates.

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Ares and CION Relationships.   The Fund expects that Ares and CION will depend on their existing relationships with private equity sponsors, investment banks and commercial banks, and the Fund expects to rely to a significant extent upon these relationships for purposes of potential investment opportunities. If Ares or CION fails to maintain their existing relationships or develop new relationships with other sources or sponsors of investment opportunities, the Fund may not be able to expand its investment portfolio. In addition, individuals with whom Ares and CION have relationships are not obligated to provide the Fund with investment opportunities and, therefore, there is no assurance that such relationships will generate investment opportunities for the Fund.

The Advisers’ Incentive Fee Risk.   The Investment Advisory Agreement and Investment Sub-Advisory Agreement entitle the Advisers to receive incentive compensation on income regardless of any capital losses. In such case, the Fund may be required to pay the Advisers incentive compensation for a fiscal quarter even if there is a decline in the value of the Fund’s portfolio or if the Fund incurs a net loss for that quarter.
Any Incentive Fee payable by the Fund that relates to its net investment income may be computed and paid on income that may include income that has been accrued but not yet received. If a portfolio company defaults on a loan that is structured to provide accrued interest, it is possible that accrued interest previously included in the calculation of the Incentive Fee will become uncollectible. The Advisers are not under any obligation to reimburse the Fund for any part of the Incentive Fee they received that was based on accrued income that the Fund never received as a result of a default by an entity on the obligation that resulted in the accrual of such income, and such circumstances would result in the Fund’s paying an Incentive Fee on income it never received.
The Incentive Fee payable by the Fund to the Advisers may create an incentive for them to make investments on the Fund’s behalf that are risky or more speculative than would be the case in the absence of such compensation arrangement. The way in which the Incentive Fee payable to the Advisers is determined may encourage them to use leverage to increase the return on the Fund’s investments. In addition, the fact that the Management Fee is payable based upon the Fund’s average daily gross assets, which would include any borrowings for investment purposes, may encourage the Advisers to use leverage to make additional investments. Under certain circumstances, the use of leverage may increase the likelihood of default, which would disfavor Shareholders. Such a practice could result in the Fund’s investing in more speculative securities than would otherwise be in its best interests, which could result in higher investment losses, particularly during cyclical economic downturns.
Shares Not Listed; No Market for Shares.   The Fund has been organized as a closed-end management investment company. Closed-end funds differ from open-end management investment companies (commonly known as mutual funds) because investors in a closed-end fund do not have the right to redeem their shares on a daily basis. Unlike most closed-end funds, which typically list their shares on a securities exchange, the Fund does not currently intend to list the Shares for trading on any securities exchange, and the Fund does not expect any secondary market to develop for the Shares in the foreseeable future. Therefore, an investment in the Fund, unlike an investment in a typical closed-end fund, is not a liquid investment.
Closed-end Interval Fund; Liquidity Risks.   The Fund is a diversified, closed-end management investment company operated as an “interval fund” and designed primarily for long-term investors. The Fund is not intended to be a typical traded investment. There is no secondary market for the Fund’s Shares and the Fund expects that no secondary market will develop. An investor should not invest in the Fund if the investor needs a liquid investment. Closed-end funds differ from open-end management investment companies (commonly known as mutual funds) in that investors in a closed-end fund do not have the right to redeem their shares on a daily basis at a price based on NAV. Although the Fund, as a fundamental policy, will make quarterly offers to repurchase at least 5% and up to 25% of its outstanding Shares at NAV, the number of Shares tendered in connection with a repurchase offer may exceed the number of Shares the Fund has offered to repurchase, in which case not all of your Shares tendered in that offer will be repurchased. In connection with any given repurchase offer, it is expected the Fund will offer to repurchase only the minimum amount of 5% of its outstanding Shares. Hence, you may not be able to sell your Shares when and/or in the amount that you desire.
Competition for Investment Opportunities.   The Fund competes for investments with other closed-end funds and investment funds, as well as traditional financial services companies such as commercial banks and other sources of funding. Moreover, alternative investment vehicles, such as hedge funds, have begun to

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invest in areas in which they have not traditionally invested. As a result of these new entrants, competition for investment opportunities may intensify. Many of the Fund’s competitors are substantially larger and may have considerably greater financial, technical and marketing resources than the Fund. For example, some competitors may have a lower cost of capital and access to funding sources that are not available to the Fund. In addition, some of the Fund’s competitors may have higher risk tolerances or different risk assessments than it has. These characteristics could allow the Fund’s competitors to consider a wider variety of investments, establish more relationships and pay more competitive prices for investments than it is able to do. The Fund may lose investment opportunities if it does not match its competitors’ pricing. If the Fund is forced to match its competitors’ pricing, it may not be able to achieve acceptable returns on its investments or may bear substantial risk of capital loss. A significant increase in the number and/or the size of the Fund’s competitors could force it to accept less attractive investment terms. Furthermore, many of the Fund’s competitors have greater experience operating under, or are not subject to, the regulatory restrictions that the 1940 Act imposes on it as a closed-end fund.
“Best-Efforts” Offering Risk.   This offering is being made on a best efforts basis, whereby the Distributor is only required to use its best efforts to sell the Shares and has no firm commitment or obligation to purchase any of the Shares. To the extent that less than the maximum number of Shares is subscribed for, the opportunity for the allocation of the Fund’s investments among various issuers and industries may be decreased, and the returns achieved on those investments may be reduced as a result of allocating all of the Fund’s expenses over a smaller capital base.
Inadequate Return Risk.   No assurance can be given that the returns on the Fund’s investments will be commensurate with the risk of investment in the Shares.
Inadequate Network of Broker-Dealer Risk.   The success of the Fund’s continuous public offering, and correspondingly the Fund’s ability to implement its investment objective and strategies, depends upon the ability of the Distributor and the Adviser to establish, operate and maintain a network of Selected Broker-Dealers to sell the Shares. If the Distributor or the Adviser fails to perform, the Fund may not be able to raise adequate proceeds through the Fund’s continuous public offering to implement the Fund’s investment objective and strategies. If the Fund is unsuccessful in implementing its investment objective and strategies, an investor could lose all or a part of his or her investment in the Fund.
Repurchase Offers Risks.   As described under “Share Repurchase Program,” the Fund is an “interval fund” and, to provide some liquidity to Shareholders, makes quarterly offers to repurchase between 5% and 25% of its outstanding Shares at NAV, pursuant to Rule 23c-3 under the 1940 Act. The Fund believes that these repurchase offers are generally beneficial to the Fund’s Shareholders, and generally are funded from available cash or sales of portfolio securities. However, the repurchase of Shares by the Fund decreases the assets of the Fund and, therefore, may have the effect of increasing the Fund’s expense ratio. Repurchase offers and the need to fund repurchase obligations may also affect the ability of the Fund to be fully invested or force the Fund to maintain a higher percentage of its assets in liquid investments, which may harm the Fund’s investment performance. Moreover, diminution in the size of the Fund through repurchases may result in untimely sales of portfolio securities, and may limit the ability of the Fund to participate in new investment opportunities. If the Fund uses leverage, repurchases of Shares may compound the adverse effects of leverage in a declining market. In addition, if the Fund borrows money to finance repurchases, interest on that borrowing will negatively affect Shareholders who do not tender their Shares by increasing Fund expenses and reducing any net investment income. Certain Shareholders may from time to time own or control a significant percentage of the Fund’s Shares. Repurchase requests by these Shareholders of these Shares of the Fund may cause repurchases to be oversubscribed, with the result that Shareholders may only be able to have a portion of their Shares repurchased in connection with any repurchase offer. If a repurchase offer is oversubscribed and the Fund determines not to repurchase additional Shares beyond the repurchase offer amount, or if Shareholders tender an amount of Shares greater than that which the Fund is entitled to purchase, the Fund will repurchase the Shares tendered on a pro rata basis, and Shareholders will have to wait until the next repurchase offer to make another repurchase request. Shareholders will be subject to the risk of NAV fluctuations during that period. Thus, there is also a risk that some Shareholders, in anticipation of proration, may tender more Shares than they wish to have repurchased in a particular quarter, thereby increasing the likelihood that proration will occur. The NAV of Shares tendered in a repurchase offer may fluctuate between the date a Shareholder submits a repurchase request and the Repurchase Request Deadline, and to the extent there is any delay between the Repurchase Request Deadline

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and the Repurchase Pricing Date. The NAV on the Repurchase Request Deadline or the Repurchase Pricing Date may be higher or lower than on the date a Shareholder submits a repurchase request. See “Share Repurchase Program.”
Distribution Payment Risk.   The Fund cannot assure investors that the Fund will achieve investment results that will allow the Fund to make a specified level of cash distributions or year-to-year increases in cash distributions. All distributions will be paid at the discretion of the Board and may depend on the Fund’s earnings, the Fund’s net investment income, the Fund’s financial condition, maintenance of the Fund’s and the Fund’s RIC status, compliance with applicable regulations and such other factors as the Board may deem relevant from time to time.
In the event that the Fund encounters delays in locating suitable investment opportunities, all or a substantial portion of the Fund’s distributions may constitute a return of capital to Shareholders. To the extent that the Fund pays distributions that constitute a return of capital for U.S. federal income tax purposes, it will lower an investor’s tax basis in his or her Shares. A return of capital generally is a return of an investor’s investment, rather than a return of earnings or gains derived from the Fund’s investment activities, and generally results in a reduction of the tax basis in the Shares. As a result from such reduction in tax basis, Shareholders may be subject to tax in connection with the sale of Shares, even if such Shares are sold at a loss relative to the Shareholder’s original investment.
Risks Associated with the Fund Distribution Policy.   The Fund intends to make regular distributions. Currently, in order to maintain a relatively stable level of distributions, the Fund may pay out less than all of its net investment income to the extent consistent with maintaining its ability to be subject to tax as a RIC under the Code, pay out undistributed income from prior months, return capital in addition to current period net investment income or borrow money to fund distributions. The distributions for any full or partial calendar year might not be made in equal amounts, and one distribution may be larger than the other. The Fund will make a distribution only if authorized by the Board and declared by the Fund out of assets legally available for these distributions. This distribution policy may, under certain circumstances, have certain adverse consequences to the Fund and its Shareholders because it may result in a return of capital, which would reduce the NAV of the Shares and, over time, potentially increase the Fund’s expense ratio. If a distribution constitutes a return of capital, it means that the Fund is returning to Shareholders a portion of their investment rather than making a distribution that is funded from the Fund’s earned income or other profits. The Fund’s distribution policy may be changed at any time by the Board.
There is a possibility that the Fund may make total distributions during a calendar or taxable year in an amount that exceeds the Fund’s net investment company taxable income and net capital gains for the relevant taxable year. In such situations, if a distribution exceeds the Fund’s current and accumulated earnings and profits (as determined for U.S. federal income tax purposes), a portion of each distribution paid with respect to such taxable year would generally be treated as a return of capital for U.S. federal income tax purposes, thereby reducing the amount of a Shareholder’s tax basis in such Shareholder’s Shares. When a Shareholder sells Shares, the amount, if any, by which the sales price exceeds the Shareholder’s tax basis in Shares may be treated as a gain subject to tax. Because a return of capital reduces a Shareholder’s tax basis in Shares, it generally will increase the amount of such Shareholder’s gain or decrease the amount of such Shareholder’s loss when such Shareholder sells Shares. To the extent that the amount of any return of capital distribution exceeds a Shareholder’s tax basis in Shares, such excess generally will be treated as gain from a sale or exchange of the shares.
Because the Fund has issued Preferred Shares and has issued other forms of indebtedness, its ability to make distributions to its Shareholders is limited by the asset coverage requirements and other limitations imposed by the 1940 Act and the terms of the Fund’s indebtedness.
Investment Dilution Risk.   The Fund’s investors do not have preemptive rights to any Shares the Fund may issue in the future. The Fund’s amended and restated declaration of trust (the “Declaration of Trust”) authorizes it to issue an unlimited number of Shares. The Board may amend the Declaration of Trust. After an investor purchases Shares, the Fund may sell additional Shares in the future or issue equity interests in private offerings. To the extent the Fund issues additional equity interests after an investor purchases its Shares, such investor’s percentage ownership interest in the Fund will be diluted.
Anti-Takeover Risk.   The Declaration of Trust and bylaws, as well as certain statutory and regulatory requirements, contain certain provisions that may have the effect of discouraging a third party from

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attempting to acquire it. Subject to the limitations of the 1940 Act, the Board may, without Shareholder action, authorize the issuance of shares in one or more classes or series, including Preferred Shares; and the Board may, without Shareholder action, amend the Declaration of Trust. These anti-takeover provisions may inhibit a change of control in circumstances that could give Shareholders the opportunity to realize a premium over the value of the Shares.
Conflicts of Interest Risk.   The Fund is a party to the Investment Advisory Agreement with CAM, and the Investment Sub-Advisory Agreement with Ares Capital, entities in which certain of the Fund’s trustees, officers and members of the investment committee of the Advisers may have indirect ownership and pecuniary interests. Certain of the Fund’s trustees and officers and members of the investment committee of the Advisers also serve as officers or principals of other investment managers affiliated with the Advisers that currently, and may in the future, manage investment funds with investment objectives similar to the Fund’s investment objective. In addition, certain of Fund’s officers and trustees and the members of the investment committee of the Advisers serve or may serve as officers, trustees or principals of entities that operate in the same or related line of business as the Fund does or of investment funds managed by the Fund’s affiliates. Accordingly, the Fund may not be made aware of and/or given the opportunity to participate in certain investments made by investment funds managed by advisers affiliated with the Advisers. However, the Advisers intend to allocate investment opportunities in a fair and equitable manner in accordance with the Advisers’ investment allocation policy.
Pursuant to the terms of the CAM Administration Agreement, CAM provides the Fund with certain administrative and other services necessary to conduct the Fund’s day-to-day operations, and the Fund reimburses CAM, at cost, for the Fund’s allocable portion of overhead and other expenses (including travel expenses) incurred by CAM in performing its obligations under the CAM Administration Agreement, including the Fund’s allocable portion of the cost of certain of the Fund’s officers (including but not limited to the chief compliance officer, chief financial officer, chief accounting officer, general counsel, secretary and treasurer) and their respective staffs, but not investment professionals. See “Conflicts of Interest.”
Potential Conflicts of Interest Risk — Allocation of Investment Opportunities.   The Advisers have adopted allocation procedures that are intended to treat each fund they advise in a manner that, over a period of time, is fair and equitable. Ares and CION currently provide investment advisory and administration services and may provide in the future similar services to other entities (collectively, “Advised Funds”). Certain existing Advised Funds have, and future Advised Funds may have, and may from time to time have, overlapping investment objectives with the Fund, and such Advised Funds will invest in, whether principally or secondarily, asset classes similar to those targeted by the Fund. To the extent the Advised Funds have overlapping investment objectives, the scope of opportunities otherwise available to the Fund may be adversely affected and/or reduced. Certain other existing Advised Funds do not, and future Advised Funds may not, have overlapping investment objectives with the Fund, but such funds may from time to time invest in, whether principally or secondarily, asset classes similar to those targeted by the Fund. The Advisers will endeavor to allocate investment opportunities in a fair and equitable manner, and in any event consistent with any fiduciary duties owed to the Fund and other clients and in an effort to avoid favoring one client over another and taking into account all relevant facts and circumstances, including (without limitation): (i) differences with respect to available capital, size of client, and lifecycle, including the remaining life, of a client; (ii) differences with respect to investment objectives or current investment strategies, including regarding: (a) current and total return requirements, (b) emphasizing or limiting exposure to specific investments, including, but not limited to, type of security, jurisdiction, industry, or other characteristic of the investment, (c) diversification, including industry or company exposure, currency and jurisdiction, or (d) rating agency ratings; (iii) differences in risk profile at the time an opportunity becomes available; (iv) the potential transaction and other costs of allocating an opportunity among various clients; (v) actual or potential conflicts of interest, including whether multiple clients directly or indirectly have an existing investment in the security in question or the issuer of such security; (vi) the nature of the security or the transaction, including minimum investment amounts and the source of the opportunity; (vii) current and anticipated market and general economic conditions; (viii) existing positions in a Borrower/loan/security; and (ix) prior positions in a Borrower/loan/security. Nevertheless, it is possible that the Fund may not be given the opportunity to participate in certain investments made by investment funds managed by investment managers affiliated with the Advisers.

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The Advisers may determine that the Fund should invest on a side-by-side basis with one or more Advised Funds. In certain circumstances, negotiated co-investments may be made only in accordance with the terms of the exemptive order Ares received from the SEC (the “Order”). Co-investments made under the Order are subject to compliance with the conditions and other requirements contained in the Order, which could limit the Fund’s ability to participate in a co-investment transaction.
In the event investment opportunities are allocated among the Fund and the other Advised Funds, the Fund may not be able to structure its investment portfolio in the manner desired. Although the Advisers endeavor to allocate investment opportunities in a fair and equitable manner, the Fund is not generally permitted to co-invest in any portfolio company in which a fund managed by Ares or any of its downstream affiliates (other than the Fund and its downstream affiliates) currently has an investment. However, the Fund may co-invest with funds managed by Ares or any of its downstream affiliates, subject to compliance with existing regulatory guidance, applicable regulations and its allocation procedures. Furthermore, the Fund and the other Advised Funds may make investments in securities where the prevailing trading activity may make impossible the receipt of the same price or execution on the entire volume of securities purchased or sold by the Fund and the other Advised Funds. When this occurs, the various prices may be averaged, and the Fund will be charged or credited with the average price. Thus, the effect of the aggregation may operate on some occasions to the disadvantage of the Fund. In addition, under certain circumstances, the Fund may not be charged the same commission or commission equivalent rates in connection with a bunched or aggregated order.
It is likely that the other Advised Funds may make investments in the same or similar securities at different times and on different terms than the Fund. The Fund and the other Advised Funds may make investments at different levels of a Borrower’s capital structure or otherwise in different classes of a Borrower’s securities, to the extent permitted by applicable law. Such investments may inherently give rise to conflicts of interest or perceived conflicts of interest between or among the various classes of securities that may be held by such entities. Conflicts may also arise because portfolio decisions regarding the Fund may benefit the other Advised Funds. For example, the sale of a long position or establishment of a short position by the Fund may impair the price of the same security sold short by (and therefore benefit) one or more Advised Funds, and the purchase of a security or covering of a short position in a security by the Fund may increase the price of the same security held by (and therefore benefit) one or more Advised Funds.
Applicable law, including the 1940 Act, may at times prevent the Fund from being able to participate in investments that it otherwise would participate in, and may require the Fund to dispose of investments at a time when it otherwise would not dispose of such investment, in each case, in order to comply with applicable law.
The Advisers, their affiliates and their clients may pursue or enforce rights with respect to a Borrower in which the Fund has invested, and those activities may have an adverse effect on the Fund. As a result, prices, availability, liquidity and terms of the Fund’s investments may be negatively impacted by the activities of the Advisers and their affiliates or their clients, and transactions for the Fund may be impaired or effected at prices or terms that may be less favorable than would otherwise have been the case.
The Advisers may have a conflict of interest in deciding whether to cause the Fund to incur leverage or to invest in more speculative investments or financial instruments, thereby potentially increasing the assets or the yield of the Fund and, accordingly, the Management Fees or Incentive Fees received by the Advisers. Certain other Advised Funds pay the Advisers or their affiliates performance-based compensation, which could create an incentive for the Advisers or an affiliate to favor such investment fund or account over the Fund.
Potential Conflicts of Interest Risk — Allocation of Personnel.   The Fund’s executive officers and trustees, and the employees of the Advisers, serve or may serve as officers, directors or principals of entities that operate in the same or a related line of business as the Fund or of investment funds or accounts managed by the Advisers or their affiliates. As a result, they may have obligations to investors in those entities, the fulfillment of which might not be in the best interests of the Fund or its Shareholders. Additionally, certain personnel of the Advisers and their management may face conflicts in their time management and commitments.
Potential Conflicts of Interest Risk — Lack of Information Barriers.   By reason of the various activities of the Advisers and their affiliates, the Advisers and such affiliates may acquire confidential or

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material non-public information or otherwise be restricted from purchasing certain potential Fund investments that otherwise might have been purchased or be restricted from selling certain Acquiring Fund investments that might otherwise have been sold at the time.
Portfolio Fair Value Risk.   Under the 1940 Act, the Fund is required to carry its portfolio investments at market value or, if there is no readily available market value, at fair value. There is not a public market for the securities of the privately held companies in which the Fund may invest. Many of the Fund’s investments are not exchange-traded, but are, instead, traded on a privately negotiated OTC secondary market for institutional investors. The Adviser, as valuation designee, is responsible for the valuation of the Fund’s portfolio investments and implementing the portfolio valuation process set forth in the Adviser’s valuation policy, subject to the oversight of the Board, to management. Valuations of Fund investments are disclosed quarterly in reports publicly filed with the SEC. See “Determination of Net Asset Value.”
Certain factors that may be considered in determining the fair value of the Fund’s investments include dealer quotes for securities traded on the OTC secondary market for institutional investors, the nature and realizable value of any collateral, the portfolio company’s earnings and its ability to make payments on its indebtedness, the markets in which the portfolio company does business, comparison to comparable publicly-traded companies, discounted cash flow and other relevant factors. Because such valuations, and particularly valuations of private securities and private companies, are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, determinations of fair value may differ materially from the values that would have been used if an exchange-traded market for these securities existed. Due to this uncertainty, the Adviser’s fair value determinations may cause the Fund’s NAV on a given date to materially understate or overstate the value that it may ultimately realize upon the sale of one or more of its investments.
Portfolio Turnover Risk.   The Fund’s annual portfolio turnover rate may vary greatly from year to year, as well as within a given year. However, portfolio turnover rate is not considered a limiting factor in the execution of investment decisions for the Fund. High portfolio turnover may result in the realization of net short-term capital gains by the Fund which, when distributed to the Fund and, ultimately, Shareholders, will be taxable as ordinary income. In addition, a higher portfolio turnover rate results in correspondingly greater brokerage commissions and other transactional expenses that are borne by the Fund.
Cybersecurity Risks.   Cybersecurity refers to the combination of technologies, processes and procedures established to protect information technology systems and data from unauthorized access, attack or damage. The Fund and its respective affiliates and third-party service providers are subject to cybersecurity risks. Cyber security risks have significantly increased in recent years and, while the Fund has not experienced any material losses relating to cyber attacks or other information security breaches, the Fund could suffer such losses in the future. The Fund’s and its respective affiliates’ and third-party service providers’ computer systems, software and networks may be vulnerable to unauthorized access, computer viruses or other malicious code and other events that could have a security impact. If one or more of such events occur, this potentially could jeopardize confidential and other information, including nonpublic personal information and sensitive business data, processed and stored in, and transmitted through, computer systems and networks, or otherwise cause interruptions or malfunctions in the Fund’s operations or the operations of its respective affiliates and third-party service providers. This could result in significant losses, reputational damage, litigation, regulatory fines or penalties, investigations or otherwise adversely affect the Fund’s business, financial condition or results of operations. Privacy and information security laws and regulation changes, and compliance with those changes, may result in cost increases due to system changes and the development of new administrative processes. In addition, the Fund may be required to expend significant additional resources to modify the Fund’s protective measures and to investigate and remediate vulnerabilities or other exposures arising from operational and security risks.
Litigation Risk.   The Fund as well as the Adviser, the Sub-Adviser and its affiliates participate in a highly regulated industry and are each subject to regulatory examinations in the ordinary course of business. There can be no assurance that the Fund, its executive officers, trustees, and the Adviser, the Sub-Adviser, their affiliates and/or any of their respective principals and employees will avoid regulatory investigation and possible enforcement actions stemming therefrom. The Adviser and the Sub-Adviser are each registered investment advisers and, as such, subject to the provisions of the Advisers Act. The Fund the Adviser and the Sub-Adviser may each be, from time to time, subject to formal and informal examinations, investigations,

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inquiries, audits and reviews from numerous regulatory authorities both in response to issues and questions raised in such examinations or investigations and in connection with the changing priorities of the applicable regulatory authorities across the market in general.
The Fund, its executive officers, trustees, and the Adviser, the Sub-Adviser and their affiliates and/or any of their respective principals and employees could also be named as defendants in, or otherwise become involved in, litigation. Litigation and regulatory actions can be time-consuming and expensive and can lead to unexpected losses, which expenses and losses are often subject to indemnification by the Fund. Legal proceedings could continue without resolution for long periods of time and their outcomes, which could materially and adversely affect the value of the Fund or the ability of the Adviser or the Sub-Adviser to manage the Fund, are often impossible to anticipate. The Adviser or the Sub-Adviser would likely be required to expend significant resources responding to any litigation or regulatory action related to it, and these actions could be a distraction to the activities of the Adviser or the Sub-Adviser, as applicable.
The Fund’s investment activities are subject to the normal risks of becoming involved in litigation by third parties. The expense of defending against claims by third parties and paying any amounts pursuant to settlements or judgments would, absent willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved by the Adviser, Sub-Adviser, administrator, or any of the Fund’s officers, be borne by the Fund and would reduce the Fund’s net assets. The Adviser, the Sub-Adviser and others are indemnified by the Fund in connection with such litigation, subject to certain conditions.
Risks Relating to Fund’s RIC Status.   Although the Fund has elected to be treated as a RIC under Subchapter M of the Code, no assurance can be given that the Fund will be able to qualify for and maintain RIC status. If the Fund qualifies as a RIC under the Code, the Fund generally will not be subject to corporate-level federal income taxes on its income and capital gains that are timely distributed (or deemed distributed) as dividends for U.S. federal income tax purposes to its Shareholders. To qualify as a RIC under the Code and to be relieved of federal taxes on income and gains distributed as dividends for U.S. federal income tax purposes to the Fund’s Shareholders, the Fund must, among other things, meet certain source-of-income, asset diversification and distribution requirements. The distribution requirement for a RIC is satisfied if the Fund distributes dividends each tax year for U.S. federal income tax purposes of an amount generally at least equal to 90% of the sum of its net ordinary income and net short-term capital gains in excess of net long-term capital losses, if any, to the Fund’s Shareholders.
RIC-Related Risks of Investments Generating Non-Cash Taxable Income.   Certain of the Fund’s investments will require the Fund to recognize taxable income in a tax year in excess of the cash generated on those investments during that year. In particular, the Fund expects to invest in loans and other debt instruments that will be treated as having “market discount” and/or original issue discount (“OID”) for U.S. federal income tax purposes. Because the Fund may be required to recognize income in respect of these investments before, or without receiving, cash representing such income, the Fund may have difficulty satisfying the annual distribution requirements applicable to RICs and avoiding Fund-level U.S. federal income and/or excise taxes. Accordingly, the Fund may be required to sell assets, including at potentially disadvantageous times or prices, raise additional debt or equity capital, make taxable distributions of Shares or debt securities, or reduce new investments, to obtain the cash needed to make these income distributions. If the Fund liquidates assets to raise cash, the Fund may realize additional gain or loss on such liquidations. In the event the Fund realizes additional net capital gains from such liquidation transactions, Shareholders, may receive larger capital gain distributions than it or they would in the absence of such transactions.
Instruments that are treated as having OID for U.S. federal income tax purposes may have unreliable valuations because their continuing accruals require judgments about the collectability of the deferred payments and the value of any collateral. Loans that are treated as having OID generally represent a significantly higher credit risk than coupon loans. Accruals on such instruments may create uncertainty about the source of Fund distributions to Shareholders. OID creates the risk of non-refundable cash payments to the Advisers based on accruals that may never be realized. In addition, the deferral of payment-in-kind (“PIK”) interest also reduces a loan’s loan-to-value ratio at a compounding rate.
Uncertain Tax Treatment.   The Fund may invest a portion of its net assets in below investment grade instruments. Investments in these types of instruments may present special tax issues for the Fund. U.S. federal income tax rules are not entirely clear about issues such as when the Fund may cease to accrue interest, OID or market discount, when and to what extent deductions may be taken for bad debts or worthless

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instruments, how payments received on obligations in default should be allocated between principal and income and whether exchanges of debt obligations in a bankruptcy or workout context are taxable. These and other issues will be addressed by the Fund to the extent necessary in connection with the Fund’s intention to distribute sufficient income each tax year to minimize the risk that it becomes subject to U.S. federal income or excise tax.

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MANAGEMENT OF THE FUND
Trustees
Pursuant to the Declaration of Trust and bylaws, the Fund’s business and affairs are managed under the direction of the Board, which has overall responsibility for monitoring and overseeing the Fund’s management and operations. The Board consists of nine members, five of whom are considered Independent Trustees. The Trustees are subject to removal or replacement in accordance with Delaware law and the Declaration of Trust. The Trustees serving on the Board, except for Jeffrey B. Perlowitz and Elaine Orr, were elected by the organizational Shareholder of the Fund. Jeffrey B. Perlowitz and Elaine Orr were appointed to the Board by the Trustees. The Statement of Additional Information provides additional information about the Trustees.
CAM serves as the Fund’s investment adviser pursuant to the terms of the Investment Advisory Agreement and subject to the authority of, and any policies established by, the Board. Ares Capital serves as the Fund’s investment sub-adviser pursuant to the terms of the Investment Sub-Advisory Agreement. Pursuant to the Investment Advisory Agreement and Investment Sub-Advisory Agreement, the Advisers manage the Fund’s investment portfolio, direct purchases and sales of portfolio securities and report thereon to the Fund’s officers and Trustees regularly.
The Board, including a majority of the Independent Trustees, oversees and monitors the Fund’s investment performance. After an initial two-year term, the Board will review on an annual basis the Investment Advisory Agreement and the Investment Sub-Advisory Agreement to determine, among other things, whether the fees payable under such agreements are reasonable in light of the services provided.
Investment Personnel
The Fund is primarily the responsibility of three portfolio managers, Mitch Goldstein, Greg Margolies and Michael Smith. The Fund is also supported by thirteen additional members of the Sub-Adviser’s Allocation Committee.
Below is biographical information relating to Mitch Goldstein, Greg Margolies and Michael Smith and the members of the Sub-Adviser’s Allocation Committee:
Mitch Goldstein
Mitch Goldstein is a Partner and Co-Head of the Ares Credit Group. Mitch Goldstein serves on the Ares Executive Management Committee. Additionally, Mitch Goldstein serves as Co-President of ARCC, interested trustee and Co-Chief Executive Officer of Ares Strategic Income Fund (“ASIF”), and Vice President and interested trustee of the Fund. Mitch Goldstein is a member of the Ares Credit Group’s U.S. Direct Lending, Commercial Finance, Pathfinder and the Ivy Hill Asset Management Investment Committees, the Ares Infrastructure Debt Investment Committee, and the Ares SSG Direct Lending (Australia) Investment Committee. Prior to joining Ares Management in May 2005, Mitch Goldstein worked at Credit Suisse First Boston (“CSFB”), where Mitch Goldstein was a Managing Director in the Financial Sponsors Group. At CSFB, Mitch Goldstein was responsible for providing investment banking services to private equity funds and hedge funds with a focus on M&A and restructurings as well as capital raisings, including high yield, bank debt, mezzanine debt, and initial public offerings. Mitch Goldstein joined CSFB in 2000 at the completion of the merger with Donaldson, Lufkin & Jenrette. From 1998 to 2000, Mitch Goldstein was at Indosuez Capital, where Mitch Goldstein was a member of the Investment Committee and a Principal, responsible for originating, structuring and executing leveraged transactions across a broad range of products and asset classes. From 1993 to 1998, Mitch Goldstein worked at Bankers Trust. Mitch Goldstein also serves on the Board of Managers of Ivy Hill Asset Management GP, LLC. Mitch Goldstein graduated summa cum laude from the State University of New York at Binghamton with a B.S. in Accounting and received an M.B.A. from Columbia University’s Graduate School of Business.
Greg Margolies
Greg Margolies is a Partner in the Ares Credit Group. Greg Margolies serves as a member of the Ares Credit Group’s Alternative Credit Investment Committee, the Ares Private Equity Group’s Special Opportunities Investment Committee and is on the Board of Directors of the Ares Charitable Foundation.

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Prior to joining Ares in 2009, Greg Margolies served as a Managing Director and Global Head of Leveraged Finance and Capital Commitments at Merrill Lynch & Co. and was a member of the Executive Committee for Merrill Lynch’s Global Investment Banking Group. Previously, Greg Margolies was Co-Head of the DB Capital Mezzanine Fund. Greg Margolies serves on the Board of Directors for the International Organization for Women and Development and the Advisory Council for University of Michigan’s Life Science Institute. Greg Margolies holds a B.A. from the University of Michigan in International Economics and Finance and an M.B.A. from the University of Pennsylvania Wharton School of Business.
Michael Smith
Michael Smith is a Partner and Co-Head of the Ares Credit Group. Additionally, Michael Smith serves as an interested trustee and Co-Chief Executive Officer of ASIF. He also serves as a director of ARCC and Vice President of the Fund. Michael Smith previously served as Co-President of ARCC from July 2014 to October 2022. He serves on the Ares Executive Management Committee. From time to time, he may serve as an officer, director or principal of entities affiliated with Ares Management or of investment funds managed by Ares Management and its affiliates. Michael Smith is a member of Ares Credit Group’s U.S. Direct Lending and Commercial Finance Investment Committees, the Ares Private Equity Group’s Special Opportunities Investment Committee and the Infrastructure and Power Group Funds Investment Committee. Prior to joining Ares in 2004, Michael Smith was a Partner at RBC Capital Partners, a division of Royal Bank of Canada, which led the firm’s middle market financing and principal investment business. Previously, Michael Smith worked at Indosuez Capital in their Merchant Banking Group, Kenter, Glastris & Company, and at Salomon Brothers Inc., in their Debt Capital Markets Group and Financial Institutions Group. Michael Smith serves on the Board of Directors of the University of Notre Dame’s Wilson Sheehan Lab for Economic Opportunity (LEO), which helps service providers apply scientific evaluation methods to better understand and share effective poverty interventions. Michael Smith received a B.S. in Business Administration from the University of Notre Dame and a Masters in Management from Northwestern University’s Kellogg Graduate School of Management.
Kevin Alexander
Mr. Alexander is a Partner in the Ares Credit Group, where he focuses on alternative credit investments. Additionally, he serves as a member of the Ares Credit Group’s Alternative Credit, Pathfinder and Pathfinder Core Investment Committees, the Ares Secondaries Group’s Credit Investment Committee and the Ares Insurance Solutions Investment Committee. Prior to joining Ares in 2019, Mr. Alexander was Deputy CEO and Head of Global Market, Americas at Natixis CIB. Previously, he worked at Deutsche Bank within the Interest Rate Derivatives Group. Mr. Alexander began his career as an Economic Analyst at the New York Federal Reserve Bank. He holds a B.S. from Washington and Lee University in Business Administration and Accounting and an M.A. from Fordham University in Economics.
Keith Ashton
Keith Ashton is a Partner, Portfolio Manager and Co-Head of Alternative Credit in the Ares Credit Group. Keith Ashton serves as a Vice President and Portfolio Manager for Ares Dynamic Credit Allocation Fund, Inc. (“ARDC”). Keith Ashton serves as a member of the Ares Credit Group’s Alternative Credit Pathfinder and Pathfinder Core Investment Committees. Additionally, Keith Ashton serves on the Ares Diversity, Equity and Inclusion Council. Prior to joining Ares in 2011, Keith Ashton was a Partner at Indicus Advisors LLP, where Keith Ashton focused on launching the global structured credit business in May 2007. Previously, Keith Ashton was a Portfolio Manager and Head of Structured Credit at TIAA-CREF, where Keith Ashton focused on managing a portfolio of structured credit investments and helped launch TIAA’s institutional asset management business. Keith Ashton’s experience as an investor in alternative fixed income products spans virtually all securitized asset classes, including CLOs, consumer and commercial receivables, insurance and legal settlements, small business and trade receivables, whole business securitizations, timeshare and other mortgage-related receivables, and esoteric asset classes such as catastrophe risk and intellectual property. Keith Ashton holds a B.A. from Brigham Young University in Economics and an M.B.A. from the University of Rochester William E. Simon School of Business in Finance and Accounting.
Kipp deVeer
Kipp deVeer is a Director and Partner of Ares Management Corporation and Head of the Ares Credit Group. Kipp deVeer is a member of the Ares Executive Management Committee and the Ares Diversity,

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Equity and Inclusion Council. Kipp deVeer also serves as a Director and Chief Executive Officer of ARCC and an interested trustee and Chairman of the Board of Trustees of ASIF. Kipp deVeer is a member of the Ares Credit Group’s U.S. Direct Lending, European Direct Lending and Pathfinder Investment Committees. Prior to joining Ares in 2004, Kipp deVeer was a partner at RBC Capital Partners, a division of Royal Bank of Canada, which led the firm’s middle market financing and principal investment business. Kipp deVeer joined RBC in October 2001 from Indosuez Capital, where Kip deVeer was Vice President in the Merchant Banking Group. Previously, Kipp deVeer worked at J.P. Morgan and Co., both in the Special Investment Group of J.P. Morgan Investment Management, Inc. and the Investment Banking Division of J.P. Morgan Securities Inc. Kipp deVeer received a B.A. from Yale University and an M.B.A. from Stanford University’s Graduate School of Business.
Mark Gatto
Mark Gatto is Co-Founder, Co-Chief Executive Officer and Co-President of CION and CIC. Mark Gatto is also a Director of CAM. Mark Gatto serves on the investment committee of CIC and the investment allocation committee of the Fund. Mark Gatto joined CION in 1999. Mark Gatto served as Executive Vice President and Chief Acquisitions Officer from May 2007 through January 2008. Mark Gatto served as Executive Vice President of Business Development from May 2006 through May 2007 and Vice President of Marketing from August 2005 through February 2006. Mark Gatto was also Associate General Counsel from November 1999 until October 2000. Previously, Mark Gatto was an executive for a leading international product development and marketing company from 2000 through 2003. Later, Mark Gatto co-founded a specialty business-consulting firm in New York City where Mark Gatto served as its managing partner before re-joining CION in 2005. Mark Gatto was also an attorney in private practice prior to joining the firm. Mark Gatto received an M.B.A from the W. Paul Stillman School of Business at Seton Hall University, a J.D. from Seton Hall University School of Law, and a B.S. from Montclair State University.
Blair Jacobson
Blair Jacobson is a Partner and Co-Head of European Credit in the Ares Credit Group and serves on the Ares Executive Management Committee and the Ares Diversity, Equity and Inclusion Council. Blair Jacobson also serves on the boards of Ares Management Limited and Ares Management UK Limited. Additionally, Blair Jacobson serves on the Ares Credit Group’s European Direct Lending and European Liquid Credit Investment Committees, the Ares Secondaries Group’s Credit Investment Committee and the Ares Sports, Media and Entertainment Investment Committee. Prior to joining Ares in 2012, Blair Jacobson was a Partner at The StepStone Group, where Blair Jacobson focused on building and running European operations, including oversight of private debt and equity investments. Previously, Blair Jacobson was a Partner at Citigroup Private Equity and Mezzanine Partners in London and New York. In addition, Blair Jacobson has held a variety of roles in investment banking and mergers and acquisitions in a broad range of industries, including at Lehman Brothers. Blair Jacobson holds a B.A., magna cum laude, from Williams College in Political Economy and an M.B.A., with honors, from the University of Chicago Booth School of Business in Finance.
Samantha Milner
Ms. Milner is a Partner and U.S. Liquid Credit Portfolio Manager in the Ares Credit Group, where she is primarily responsible for managing Ares’ U.S. bank loan credit strategies. Ms. Milner serves as a Vice President and one of four Portfolio Managers for ARDC. Ms. Milner serves as a member of the Ares Credit Group’s U.S. Liquid Credit Investment Committee. Additionally, Ms. Milner serves on the Ares Diversity, Equity and Inclusion Council. Prior to joining Ares in 2004, Ms. Milner was an Associate in the Financial Restructuring Group at Houlihan Lokey Howard & Zukin, where she focused on providing advisory services in connection with restructurings, distressed mergers and acquisitions and private placements. Ms. Milner serves on the Board of Directors of STEAM:CODERS, a not-for-profit organization focused on underrepresented and underserved students through Science, Technology, Engineering, Art, and Math (STEAM), in preparation for academic and career opportunities. Ms. Milner holds a B.B.A., with distinction, from Emory University’s Goizueta Business School in Finance and Accounting.
Michael A. Reisner
Michael A. Reisner is Co-Founder, Co-Chief Executive Officer and Co-President of CION as well as Co-Chief Executive Officer of CIC. In addition, Michael A. Reisner is a Director of CAM. Michael A. Reisner

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serves on the Investment Committee of CIC as well as the Investment Allocation committee of the Fund. Before co-founding CION in 2012, Michael A. Reisner held positions of increasing responsibility at its predecessor company, including serving as co-Chief Executive Officer from 2008 to 2012, Chief Financial Officer from 2007 to 2008, Executive Vice President — Originations from February 2006 through 2007 and Senior Vice President and General Counsel from 2004 through 2006. Earlier in Michael A. Reisner’s career, Michael A. Reisner was an attorney in private practice in New York from 1996 to 2001. Michael A. Reisner serves on the Boards of both CIC and the Fund and served on the Board of the Institute for Portfolio Alternatives (IPA) from 2018 to 2021. Michael A. Reisner received a J.D., cum laude, from New York Law School and a B.A. from the University of Vermont.
Aaron Rosen
Mr. Rosen is a Partner, Co-Head of Opportunistic Credit and Co-Portfolio Manager of Special Opportunities in the Ares Credit Group, where he focuses on investing across various Ares fund platforms in the public and private markets. Mr. Rosen serves as a member of the Ares Credit Group’s Opportunistic Credit Investment Committee and the Ares Private Equity Group’s Corporate Opportunities Investment Committee. Prior to joining Ares in 2018, Mr. Rosen was a Partner and Director of Research at Archview Investment Group, where he focused on credit and equity investments in the U.S. and internationally. Prior to Archview, Mr. Rosen was a Vice President at Citigroup, where he was a founding member of the Citibank Global Special Situations Group focused on U.S. credit and value equity investment strategies. In addition, Mr. Rosen was a member of Citigroup’s Asset-Based Finance group, where he focused on structuring senior secured debt financings for non-investment grade corporate borrowers. He currently serves as Chairman of the board of Savers Value Village, Inc. and serves on the boards for the parent entities of Virgin Voyages Intermediate Limited, Consolidated Precision Products Corp., Hornbeck Offshore Services, Inc., TriMark USA, LLC and WHP Global. Mr. Rosen holds a B.S., summa cum laude, from New York University’s Stern School of Business in Finance and Information Systems, where he received the Valedictorian Award.
David A. Sachs
David A. Sachs is a Partner in the Ares Strategy and Relationship Management Group, and focuses on the Ares Credit Group’s publicly traded funds, strategic growth opportunities for Ares and facilitating the sharing of credit knowledge across the Ares platform. David A. Sachs serves as a Director and Chairman of the Board of ARDC and is an interested trustee of the Fund. David A. Sachs also serves as an interested trustee of Ares Private Markets Fund. Additionally, David A. Sachs serves as a member of the Ares Credit Group’s Alternative Credit Investment Committee, the Ares Private Equity Group’s Energy Opportunities, Extended Value, and Asia Investment Committees, the Ares Real Estate Global and Real Estate Debt Investment Committees, and the Ares Equity Income Opportunity Strategy Portfolio Review Committee. Prior to joining Ares in 1997, David A. Sachs was a Principal of Onyx Partners, Inc., where David A. Sachs focused on merchant banking and related capital raising activities in the private equity and mezzanine debt markets. Previously, David A. Sachs also worked with Taylor & Co., an investment manager providing investment advisory and consulting services to members of the Bass Family of Fort Worth, Texas, and Columbia Savings and Loan Association as Executive Vice President, where David A. Sachs was responsible for asset-liability management and running the investment management department. David A. Sachs serves as the Non-Executive Chairman of Terex Corporation and is on the Board of Trustees and the McCormick Advisory Council at Northwestern University. David A. Sachs holds a B.S. from Northwestern University in Industrial Engineering and Management Science.
Michael Schechter
Mr. Schechter is a Partner and Head of Credit Trading in the Ares Credit Group, where he oversees trading of all bank loans, high yield and related credit instruments in the U.S. and Europe. Mr. Schechter serves as a member of the Ares Credit Group’s U.S. Liquid Credit Investment Committee. Prior to joining Ares in 2019, Mr. Schechter was a Managing Director in leveraged loan trading at Morgan Stanley, where he focused on performing and stressed bank debt. Previously, Mr. Schechter was a Managing Director and Co-Head of Loan Trading at Citi, where he focused on performing and stressed bank debt and high yield bond trading. Additionally, Mr. Schechter was an Associate in Citi’s Leveraged Finance Group. Mr. Schechter holds a B.S, with honors, from Lehigh University in Business and Economics with a concentration in Finance.

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Kort Schnabel
Kort Schnabel is a Partner in the Ares Credit Group and serves as Co-Head for U.S. Direct Lending, serving on the U.S. Direct Lending Investment Committee. Additionally, Kort Schnabel serves as Co-President of ARCC. Kort Schnabel also serves on the Ares Sports, Media and Entertainment Investment Committee and acts as a co-lead for the strategy. Prior to joining Ares in 2001, Kort Schnabel was in the Corporate Development Group at Walker Digital Corporation, a business and technology research and development firm, where Kort Schnabel was responsible for corporate finance, merger and acquisition and strategic planning activities. Previously, Kort Schnabel was in the Corporate Finance Group at Morgan Stanley, where Kort Schnabel performed financial analyses for mergers and acquisitions, leveraged buyouts and equity/debt offerings. Kort Schnabel holds a B.A., cum laude, from the University of Pennsylvania in Economics.
Bryan Donohoe
Bryan Donohoe is a Partner and Co-Head of Ares U.S. Real Estate. Bryan Donohoe is also the Chief Executive Officer of Ares Commercial Real Estate Corporation. Additionally, Bryan Donohoe serves on the Ares Real Estate Global Investment Committee and the Ares Real Estate Debt Investment Committee. Prior to joining Ares in 2019, Bryan Donohoe was a Managing Director for Commercial Real Estate Debt in AllianceBernstein’s Real Estate Investment Group. Previously, Bryan Donohoe was a Senior Professional at Ranieri Real Estate Partners. In addition, Bryan Donohoe spent 10 years at Deutsche Bank, where Bryan Donohoe focused on originating, structuring and closing of first mortgage loans, B notes and mezzanine debt. Bryan Donohoe holds a B.A. from Middlebury College in Political Science.
Boris Okuliar
Boris Okuliar is a Partner, Portfolio Manager and Co-Head of Global Liquid Credit in the Ares Credit Group. Boris Okuliar serves as a member of the Ares Credit Group’s European Liquid Credit and European Direct Lending Investment Committees. Prior to joining Ares in 2016, Boris Okuliar was a Managing Director and Head of Capital Markets for Global Market Strategies at The Carlyle Group, where Boris Okuliar focused on sourcing credit investment opportunities from banks and sponsors, syndicating excess risk, and developing new business opportunities. Previously, Boris Okuliar was Head of Leveraged Capital Markets for UBS, where Boris Okuliar focused on the structuring and market execution of leveraged loans, bridge financing and high yield bond placements. In addition, Boris Okuliar was Head of High Yield Capital Markets and Syndicate at Barclays Capital in London. Boris Okuliar has also worked for Banc of America Securities in Syndicated Finance and High Yield Capital Markets in the U.S. and London. Boris Okuliar holds a B.S.B.A. from Georgetown University with a double major in Finance and International Business, and is a graduate of the Advanced Management Program at Harvard Business School.
Control Persons
A control person generally is a person who beneficially owns more than 25% of the voting securities of a company or has the power to exercise control over the management or policies of such company. To the knowledge of the Fund, as of March 31, 2024, no persons were deemed to control the Fund.
Administrative Services
Pursuant to the CAM Administration Agreement, CAM furnishes the Fund with office equipment and clerical, bookkeeping and record keeping services at the Fund’s office facilities. Under the CAM Administration Agreement, the Fund is obligated to reimburse CAM, at cost, based upon the Fund’s allocable portion of CAM’s overhead and other expenses (including travel expenses) incurred by CAM in performing its obligations under the CAM Administration Agreement, including the Fund’s allocable portion of the compensation of certain of its officers (including but not limited to the chief compliance officer, chief financial officer, chief accounting officer, general counsel, treasurer and assistant treasurer) and their respective staffs. The CAM Administration Agreement may be terminated by either party without penalty upon 60 days’ written notice to the other party. The total expenses incurred under the CAM Administration Agreement for the fiscal year ended December 31, 2023 were approximately $1.9 million.
Pursuant to the ALPS Administration Agreement, ALPS Fund Services performs, or administers the performance of, certain of the Fund’s required administrative services, which include, among other things,

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providing administrative assistance in accounting, legal, compliance, and operations, preparing the financial records that the Fund is required to maintain and preparing reports to the Fund’s Shareholders and reports filed with the SEC. In addition, ALPS Fund Services coordinates the preparation and filing of the Fund’s tax returns and generally coordinates the payment of the Fund’s expenses and the performance of administrative and professional services rendered to the Fund by others. The total expenses incurred under the ALPS Administration Agreement for the fiscal year ended December 31, 2023 were approximately $3.1 million.
Distribution Fee
Class L Shares will pay to the Distributor a Distribution Fee that will accrue at an annual rate equal to 0.25% of the Fund’s average daily net assets attributable to Class L Shares and is payable on a quarterly basis. See “Plan of Distribution.”
Indemnification
The Investment Advisory Agreement and Investment Sub-Advisory Agreement provide that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, the Advisers, their members and their respective officers, managers, partners, agents, employees, controlling persons, members and any other person or entity affiliated with any of them are entitled to indemnification from the Fund for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising out of or otherwise based upon the performance of any of the Advisers’ duties or obligations under the Investment Advisory Agreement and Investment Sub-Advisory Agreement or otherwise as an investment adviser or investment sub-adviser of the Fund.
Custodians, Distribution Paying Agent, Transfer Agent and Registrar
State Street Bank and Trust Company, which has its principal office at One Lincoln Street, Boston, MA, 02111, serves as custodian for the Fund.
SS&C GIDS, Inc., which has its principal office at 333 W 11th Street, 5th Floor, Kansas City, MO 64105, serves as the Fund’s distribution paying agent, transfer agent and registrar.

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FUND EXPENSES
The Advisers bear all of their own costs incurred in providing investment advisory and sub-advisory services to the Fund. As described below, however, the Fund bears all other expenses incurred in the business and operation of the Fund, including amounts that the Fund reimburses to CAM and ALPS Fund Services for certain administrative services that CAM and ALPS Fund Services provide or arrange to be provided to the Fund.
Expenses borne directly by the Fund include:
•
corporate, organizational and offering costs relating to offerings of Shares and Preferred Shares;

•
the cost of calculating the NAV of Shares, including the cost of any third-party pricing or valuation services;

•
the cost of effecting sales and repurchases of Shares and other securities;

•
the Management Fee and Incentive Fee;

•
investment related expenses (e.g., expenses that, in the Advisers’ discretion, are related to the investment of the Fund’s assets, whether or not such investments are consummated), including, as applicable, brokerage commissions, borrowing charges on securities sold short, clearing and settlement charges, recordkeeping, interest expense, dividends on securities sold but not yet purchased, margin fees, investment related travel and lodging expenses and research-related expenses;

•
professional fees relating to investments, including expenses of consultants, investment bankers, attorneys, accountants and other experts;

•
fees and expenses relating to software tools, programs or other technology (including risk management software, fees to risk management services providers, third-party software licensing, implementation, data management and recovery services and custom development costs);

•
research and market data (including news and quotation equipment and services, and any computer hardware and connectivity hardware (e.g., telephone and fiber optic lines) incorporated into the cost of obtaining such research and market data);

•
all costs and charges for equipment or services used in communicating information regarding the Fund’s transactions among the Advisers and any custodian or other agent engaged by the Fund;

•
transfer agent and custodial fees;

•
Distributor costs;

•
fees and expenses associated with marketing efforts;

•
federal and any state registration or notification fees;

•
federal, state and local taxes;

•
fees and expenses of Trustees not also serving in an executive officer capacity for the Fund or the Advisers;

•
the costs of preparing, printing and mailing reports and other communications, including tender offer correspondence or similar materials, to Shareholders;

•
fidelity bond, Trustees and officers errors and omissions liability insurance and other insurance premiums;

•
direct costs such as printing, mailing, long distance telephone and staff;

•
overhead costs, including rent, office supplies, utilities and capital equipment;

•
legal expenses (including those expenses associated with preparing the Fund’s public filings, attending and preparing for Board meetings, as applicable, and generally serving as counsel to the Fund);

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•
external accounting expenses (including fees and disbursements and expenses related to the annual audit of the Fund and the preparation of the Fund’s tax information);

•
any costs and expenses associated with or related to due diligence performed with respect to the Fund’s offering of its shares, including but not limited to, costs associated with or related to due diligence activities performed by, on behalf of, or for the benefit of broker-dealers, registered investment advisers, and third-party due diligence providers;

•
costs associated with reporting and compliance obligations under the 1940 Act and applicable federal and state securities laws, including compliance with The Sarbanes-Oxley Act of 2002;

•
all other expenses incurred by the Fund, CAM and ALPS Fund Services in connection with administering the Fund’s business, including expenses incurred by CAM and ALPS Fund Services in performing administrative services for the Fund and administrative personnel paid by CAM and ALPS Fund Services, to the extent they are not controlling persons of CAM and ALPS Fund Services or any of their respective affiliates, subject to the limitations included in the Administration Agreements; and

•
any expenses incurred outside of the ordinary course of business, including, without limitation, costs incurred in connection with any claim, litigation, arbitration, mediation, government investigation or similar proceeding and indemnification expenses as provided for in the Fund’s organizational documents.

Further, Class L Shares are subject to a quarterly shareholder servicing fee at an annual rate of up to 0.25% of the average daily net assets of the Fund attributable to Class L Shares. In addition, Class L Shares are subject to a 0.25% Distribution Fee.
If persons associated with the Advisers or any of their affiliates, including persons who are officers of the Fund, provide accounting, legal, clerical or administrative services to the Fund at the request of the Fund, the Fund will reimburse the Advisers and their affiliates for their costs in providing such accounting, legal, clerical or administrative services to the Fund (which costs may include an allocation of overhead including rent and the allocable portion of the salaries and benefits of the relevant persons and their respective staffs, including travel expenses), using a methodology for determining costs approved by the Board. The Fund is not restricted from hiring its own employees or contracting for services to be performed by third parties.
Except as otherwise described in this prospectus, the Advisers and ALPS Fund Services will be reimbursed by the Fund, as applicable, for any of the above expenses that they pay on behalf of the Fund, including administrative expenses they incur on the Fund’s behalf.
Expense Support and Conditional Reimbursement Agreement
The Adviser and the Fund have entered into the Expense Support and Conditional Reimbursement Agreement under which the Adviser may voluntarily determine to provide an Expense Payment to the Fund to the extent that it deems appropriate in order to ensure that the Fund bears an appropriate level of expenses. The Expense Support and Conditional Reimbursement Agreement will remain in effect at least until July 31, 2024, unless and until the Board approves its modification or termination. The Expense Support and Conditional Reimbursement Agreement may be renewed for additional one-year terms by the mutual agreement of the Adviser and the Fund. Prior to July 31, 2019, the Adviser had agreed contractually to reimburse the Fund’s initial organizational and offering costs, as well as the Fund’s operating expenses, to the extent that aggregate distributions made to the Fund’s shareholders during the applicable quarter exceeded the sum of (i) the Fund’s net investment Fund taxable income (including net short-term capital gains reduced by net long-term capital losses); (ii) the Fund’s net capital gains (including the excess of net long-term capital gains over net short-term capital losses); and (iii) dividends and other distributions paid to or otherwise earned by the Fund on account of investments in portfolio companies (to the extent such amounts listed in clause (iii) are not included under clauses (i) and (ii) above).
An Adviser Reimbursement will be made only if and to the extent that (i) it is payable not more than three years from the last business day of the calendar quarter in which the applicable Expense Payment was made by the Adviser; (ii) the Adviser Reimbursement does not cause Other Fund Operating Expenses (as

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defined herein) (on an annualized basis and net of any reimbursements received by the Fund during such fiscal year) during the applicable quarter to exceed the percentage of the Fund’s average net assets attributable to Class L Shares represented by Other Fund Operating Expenses (on an annualized basis) during the quarter in which the applicable Expense Payment from the Adviser was made; and (iii) the distributions per share declared by the Fund for the applicable class at the time of the applicable Expense Payment are less than the effective rate of distributions per share for such class at the time the Adviser Reimbursement would be paid.
Other Fund Operating Expenses is defined as the Fund’s total Operating Expenses (as defined below), excluding the Management and Incentive fees, offering expenses, financing fees and costs, interest expense and extraordinary expenses. “Operating Expenses” means all operating costs and expenses incurred by the Fund, as determined in accordance with generally accepted accounting principles for investment companies.
Offering Costs
All offering costs of the Fund paid by the Adviser are subject to reimbursement pursuant to the Expense Support and Conditional Reimbursement Agreement.

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MANAGEMENT AND INCENTIVE FEES
Pursuant to the Investment Advisory Agreement, and in consideration of the advisory services provided by the Adviser to the Fund, the Adviser is entitled to a fee consisting of two components  —  the Management Fee and the Incentive Fee. Pursuant to the Investment Sub-Advisory Agreement, the Adviser pays the Sub-Adviser 40% of the Management Fee and Incentive Fee actually received and retained by the Adviser and not otherwise used to support expenses.
Management Fee
The Management Fee is calculated and payable monthly in arrears at the annual rate of 1.25% of the average daily value of the Fund’s Managed Assets. “Managed Assets” means the total assets of the Fund (including any assets attributable to any preferred shares that may be issued or to indebtedness) minus the Fund’s liabilities other than liabilities relating to indebtedness. The Management Fees incurred during the fiscal year ended December 31, 2023 was approximately $49.1 million.
Incentive Fee
The Incentive Fee is calculated and payable quarterly in arrears based upon “pre-incentive fee net investment income” attributable to each class of the Fund’s Shares for the immediately preceding fiscal quarter, and is subject to a hurdle rate, expressed as a rate of return based on each class’s average daily net asset value (calculated in accordance with GAAP), equal to 1.50% per quarter (or an annualized hurdle rate of 6.00%), subject to a “catch-up” feature. For this purpose, “pre-incentive fee net investment income” means interest income, dividend income and any other income accrued during the fiscal quarter, minus each class’s operating expenses for the quarter and the distribution and/or shareholder servicing fees (if any) applicable to each class accrued during the fiscal quarter. For such purposes, the Fund’s operating expenses will include the Management Fee, expenses reimbursed to CAM under the CAM Administration Agreement, by and between the Fund and CAM, and any interest expense and distributions paid on any issued and outstanding Preferred Shares, but will exclude the Incentive Fee.
Thus, the calculation of the Incentive Fee for each fiscal quarter is as follows:
•
No Incentive Fee is payable in any fiscal quarter in which the applicable pre-incentive fee net investment income attributable to the applicable share class does not exceed the quarterly hurdle rate of 1.50% of such class’s average daily net assets (calculated in accordance with GAAP), or 6.00% annualized;

•
100% of the pre-incentive fee net investment income attributable to the applicable share class, if any, that exceeds the hurdle rate but is less than or equal to 1.765% of such class’s average daily net asset value (calculated in accordance with GAAP) in any fiscal quarter (7.06% annualized) is payable to the Adviser; and

•
15% of the pre-incentive fee net investment income attributable to the applicable share class, if any, that exceeds 1.765% of such class’s average daily net assets (calculated in accordance with GAAP) in any fiscal quarter (7.06% annualized) is payable to the Adviser (i.e. once the hurdle rate is reached and the catch-up is achieved).

The following is a graphical representation of the calculation of the Incentive Fee:
Quarterly Incentive Fee
Class’s pre-incentive fee net investment income
(expressed as a percentage of the Class’s average daily net asset value)
Percentage of each Class’s pre-incentive fee net investment income allocated to the Incentive Fee.

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These calculations will be appropriately prorated for any period of less than three months. During the fiscal year ended December 31, 2023, all Share classes of the Fund incurred a total of approximately $48.0 million in incentive fees.
Approval of the Investment Advisory Agreement and Sub-Advisory Agreement
Approval of the Investment Advisory Agreement was made in accordance with, and on the basis of an evaluation satisfactory to the Board, as required by Section 15(c) of the 1940 Act and the applicable rules and regulations thereunder, including consideration of, among other factors, (i) the nature, quality and extent of the services provided by CAM under the Investment Advisory Agreement; (ii) the investment performance of the Fund, CAM; (iii) comparative information with respect to advisory fees and other expenses paid by other comparable investment companies; and (iv) information about the services performed by CAM and the personnel of CAM providing such services under the Investment Advisory Agreement.
Approval of the Investment Sub-Advisory Agreement was made in accordance with, and on the basis of an evaluation satisfactory to the Board, as required by Section 15(c) of the 1940 Act and the applicable rules and regulations thereunder, including consideration of, among other factors, (i) the nature, quality and extent of the services provided by Ares Capital under the Investment Sub-Advisory Agreement; (ii) the investment performance of the Fund, Ares Capital; (iii) comparative information with respect to advisory fees and other expenses paid by other comparable investment companies; and (iv) information about the services performed by Ares Capital and the personnel of Ares Capital providing such services under the Investment Sub-Advisory Agreement.
A discussion of the basis for the Board’s renewal of the Investment Advisory Agreement and Investment Sub-Advisory Agreement can be found in the Fund’s Semi-Annual Report dated June 30, 2023.

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DETERMINATION OF NET ASSET VALUE
The Board has designated the Adviser as the Fund’s valuation designee for purposes of Rule 2a-5 under the 1940 Act. NAV per Share will be determined daily by the Adviser on each day the NYSE is open for trading or at such other times as the Board may determine. NAV per Share is determined, on a class-specific basis, by dividing the total value of the Fund’s net assets attributable to the applicable class by the total number of Shares of such class outstanding. The Fund’s net assets are determined by subtracting any liabilities (including borrowings for investment purposes) from the total value of its portfolio investments and other assets. Each Class A Share will be offered at NAV plus the applicable sales load, while each Class C Share will be offered at NAV. The Fund’s net assets are available to holders of Preferred Shares (if any) and Shares. If any Preferred Shares are outstanding, net assets available for the Shareholders is determined by deducting from net assets the liquidation preference and any accrued dividends on the Preferred Shares.
Bank loans, including syndicated loans, are valued by using readily available market quotations or another commercially reasonable method selected by an independent, third party pricing service that has been approved by the Adviser, or, if such independent, third-party valuations are not available, by using broker quotations.
Corporate Bonds and CLOs, and certain other domestic debt securities, are valued at the last reported bid prices supplied by an independent, third party pricing service that has been approved by the Adviser. If the last reported bid price is not readily available or is otherwise deemed to be unreliable by the Adviser, then such securities are valued at fair value pursuant to procedures approved by the Board.
If they are traded on the valuation date, equity securities that are listed or traded on a national exchange will be valued at the last quoted sale price. Likewise, equity securities that are traded on NASDAQ will be valued at the NASDAQ official closing price if the securities are traded on the valuation date. If securities are listed on more than one exchange, and if the securities are traded on the valuation date, they will be valued at the last quoted sale price on the exchange on which the security is principally traded. If there is no sale of the security on the valuation date, the Adviser will value the securities at the last reported sale price, unless the Adviser believes such price no longer represents the fair market value and elects to value the security at fair value pursuant to procedures approved by the Board. If the validity of such quoted prices appears to be questionable or if such quoted prices are not readily available, then the securities will be valued at fair value pursuant to procedures approved by the Board. Market quotations may be deemed not to represent fair value in certain circumstances where the Adviser reasonably believes that facts and circumstances applicable to an issuer, seller or purchaser or to the market for a particular security cause current market quotations not to reflect the fair value of the security. Examples of these events could include situations in which material events are announced after the close of the market on which a security is primarily traded, a security trades infrequently causing a quoted purchase or sale price to become stale, or a security’s trading has been halted or suspended.
The value of swaps, including credit default swaps, total return swaps and interest rate swaps will be determined by obtaining at least one dealer quotation (including information from counterparties) or valuations from third-party pricing services. If no quotations or valuations are available, or if such quotations or valuations are believed to be unreliable, swaps will be fair valued pursuant to procedures approved by the Board.
Generally, trading in U.S. Government securities and money market instruments is substantially completed each day at various times prior to the close of business on the NYSE. The values of such securities used in computing the NAV of the Fund’s Shares are determined as of such times.

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CONFLICTS OF INTEREST
The Fund’s executive officers and trustees, and the employees of the Advisers, serve or may serve as officers, trustees or principals of entities that operate in the same or a related line of business as the Fund or of other Ares- or CION-advised funds (“Other Managed Funds”). As a result, they may have obligations to investors in those entities, the fulfillment of which might not be in the best interests of the Fund or its Shareholders. Moreover, notwithstanding the difference in principal investment objectives between the Fund and the Other Managed Funds, such other funds, including potential new pooled investment vehicles or managed accounts not yet established (whether managed or sponsored by affiliates or the Advisers), have, and may from time to time have, overlapping investment objectives with the Fund and, accordingly, invest in, whether principally or secondarily, asset classes similar to those targeted by the Fund. To the extent the Other Managed Funds have overlapping investment objectives, the scope of opportunities otherwise available to the Fund may be adversely affected and/or reduced. Additionally, certain employees of the Advisers and their management may face conflicts in their time management and commitments as well as in the allocation of investment opportunities to other Ares funds.
The results of the Fund’s investment activities may differ significantly from the results achieved by the Other Managed Funds. It is possible that one or more of such funds will achieve investment results that are substantially more or less favorable than the results achieved by the Fund. Moreover, it is possible that the Fund will sustain losses during periods in which one or more affiliates achieve significant profits on their trading for proprietary or other accounts. The opposite result is also possible. The investment activities of one or more Adviser affiliates for their proprietary accounts and accounts under their management may also limit the investment opportunities for the Fund in certain markets.
The Advisers may determine that the Fund should invest on a side-by-side basis with one or more Other Managed Funds. In certain circumstances, negotiated co-investments may be made only in accordance with the terms of the exemptive order Ares received from the SEC (the “Order”). Co-investments made under the Order are subject to compliance with the conditions and other requirements contained in the Order, which could limit the Fund’s ability to participate in a co-investment transaction.
In the event investment opportunities are allocated among the Fund and Other Managed Funds, the Fund may not be able to structure its investment portfolio in the manner desired. Although the Advisers endeavor to allocate investment opportunities in a fair and equitable manner, the Fund is not generally permitted to co-invest in any portfolio company in which a fund managed by Ares or any of its downstream affiliates (other than the Fund and its downstream affiliates) currently has an investment. However, the Fund may co-invest with funds managed by Ares or any of its downstream affiliates, subject to compliance with existing regulatory guidance, applicable regulations and its allocation procedures.
From time to time, the Fund and the Other Managed Funds may make investments at different levels of an issuer’s capital structure or otherwise in different classes of an issuer’s securities. Such investments may inherently give rise to conflicts of interest or perceived conflicts of interest between or among the various classes of securities that may be held by such entities.
The Advisers, their affiliates and their clients may pursue or enforce rights with respect to an issuer in which the Fund has invested, and those activities may have an adverse effect on the Fund. As a result, prices, availability, liquidity and terms of the Fund’s investments may be negatively impacted by the activities of the Advisers and their affiliates or their clients, and transactions for the Fund may be impaired or effected at prices or terms that may be less favorable than would otherwise have been the case.
The Advisers may enter into transactions and invest in securities, instruments and currencies on behalf of the Fund in which customers of its affiliates, to the extent permitted by applicable law, serve as the counterparty, principal or issuer. In such cases, such party’s interests in the transaction could be adverse to the interests of the Fund, and such party may have no incentive to assure that the Fund obtains the best possible prices or terms in connection with the transaction. In addition, the purchase, holding and sale of such investments by the Fund may enhance the profitability of the Advisers or their affiliates. One or more affiliates may also create, write or issue Derivatives for their customers, the underlying securities, currencies or instruments of which may be those in which the Fund invests or which may be based on the performance of the Fund. The Fund may, subject to applicable law, purchase investments that are the subject of an underwriting or other distribution by one or more Adviser affiliates and may also enter into transactions with other clients of an affiliate where such other clients have interests adverse to those of the Fund.

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The Fund will be required to establish business relationships with its counterparties based on the Fund’s own credit standing. Neither the Advisers nor any of their affiliates will have any obligation to allow its credit to be used in connection with the Fund’s establishment of its business relationships, nor is it expected that the Fund’s counterparties will rely on the credit of the Advisers or their affiliates in evaluating the Fund’s creditworthiness.
The Advisers are paid a fee based on a percentage of the Fund’s Managed Assets. The participation of the Advisers’ investment professionals in the valuation process could therefore result in a conflict of interest. The Advisers also may have a conflict of interest in deciding whether to cause the Fund to incur leverage or to invest in more speculative investments or financial instruments, thereby potentially increasing the assets or the yield of the Fund and, accordingly, the Management Fees or Incentive Fees received by the Advisers. Certain other Ares-advised funds pay the Advisers or their affiliates performance-based compensation, which could create an incentive for the Advisers or affiliate to favor such investment fund or account over the Fund.
By reason of the various activities of the Advisers and their affiliates, the Advisers and such affiliates may acquire confidential or material non-public information or otherwise be restricted from purchasing certain potential Fund investments that otherwise might have been purchased or be restricted from selling certain Fund investments that might otherwise have been sold at the time.
The Advisers have adopted policies and procedures designed to prevent conflicts of interest from influencing proxy voting decisions made on behalf of advisory clients, including the Fund, and to help ensure that such decisions are made in accordance with its fiduciary obligations to clients. Nevertheless, notwithstanding such proxy voting policies and procedures, actual proxy voting decisions may have the effect of favoring the interests of other clients, provided that the Advisers believe such voting decisions to be in accordance with its fiduciary obligations.

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SHARE REPURCHASE PROGRAM
The Fund does not currently intend to list its Shares on any securities exchange and does not expect any secondary market for them to develop in the foreseeable future. Therefore, Shareholders should expect that they will be unable to sell their Shares for an indefinite time or at a desired price. No Shareholder will have the right to require the Fund to repurchase such Shareholder’s Shares or any portion thereof. Shareholders may not transfer their investment from the Fund to any other registered investment company. Because no public market exists for the Shares, and none is expected to develop in the foreseeable future, Shareholders will not be able to liquidate their investment, other than through the Fund’s share repurchase program, or, in limited circumstances, as a result of transfers of Shares to other investors.
To provide Shareholders with limited liquidity, the Fund is operated as an “interval fund” and intends to conduct quarterly offers to repurchase between 5% and 25% of its outstanding Shares at NAV, pursuant to Rule 23c-3 under the 1940 Act, unless such offer is suspended or postponed in accordance with regulatory requirements (as discussed below). In connection with any given repurchase offer, it is expected the Fund will offer to repurchase only the minimum amount of 5% of its outstanding Shares. Additionally, in connection with the Fund’s issuance of the MRP Shares, if a quarterly repurchase of Shares would cause the Fund to be below certain asset coverage limits or if the Fund fails to satisfy certain other requirements, such quarterly repurchase offer of Shares shall not exceed 5% of the outstanding Shares. See “Description of Capital Structure — Shares of Beneficial Interest — MRP Shares” for additional information.
Quarterly repurchases occur in the months of March, June, September and December. The offer to purchase Shares is a fundamental policy that may not be changed without the vote of the holders of a majority of the Fund’s outstanding voting securities (as defined in the 1940 Act). The Repurchase Offer Notice is sent to Shareholders at least 21 calendar days before the Repurchase Request Deadline. The Fund expects to determine the NAV applicable to repurchases on the Repurchase Request Deadline. However, the NAV will be calculated no later than the Repurchase Pricing Date. The Fund expects to distribute payment to Shareholders between one and three business days after the Repurchase Pricing Date and will distribute such payment no later than seven calendar days after such Date. The Fund’s Shares are not listed on any securities exchange, and the Fund anticipates that no secondary market will develop for its Shares. Accordingly, you may not be able to sell Shares when and/or in the amount that you desire. Thus, the Shares are appropriate only as a long-term investment. In addition, the Fund’s repurchase offers may subject the Fund and Shareholders to special risks.
Determination of Repurchase Offer Amount
The Board, or a committee thereof, in its sole discretion, will determine the number of Shares that the Fund will offer to repurchase (the “Repurchase Offer Amount”) for a given Repurchase Request Deadline. The Repurchase Offer Amount, however, will be no less than 5% and no more than 25% of the total number of Shares outstanding on the Repurchase Request Deadline.
If Shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund will repurchase the Shares on a pro rata basis. However, the Fund may accept all Shares tendered for repurchase by Shareholders who own less than one hundred Shares and who tender all of their Shares, before prorating other amounts tendered.
Notice to Shareholders
No less than 21 days and more than 42 days before each Repurchase Request Deadline, the Fund shall send to each Shareholder of record and to each beneficial owner of the Shares that are the subject of the repurchase offer a notification (“Shareholder Notification”). The Shareholder Notification will contain information Shareholders should consider in deciding whether to tender their Shares for repurchase. The Shareholder Notification also will include detailed instructions on how to tender Shares for repurchase, state the Repurchase Offer Amount and identify the dates of the Repurchase Request Deadline, the scheduled Repurchase Pricing Date, and the date the repurchase proceeds are scheduled for payment (the “Repurchase Payment Deadline”). The Shareholder Notification also will set forth the NAV that has been computed no more than seven days before the date of notification, and how Shareholders may ascertain the NAV after the notification date.

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Repurchase Price
The repurchase price of the Shares will be the NAV of the Share class as of the close of regular trading on the NYSE on the Repurchase Pricing Date. You may call 888-729-4266 to learn the NAV. The Shareholder Notification also will provide information concerning the NAV, such as the NAV as of a recent date or a sampling of recent NAVs, and a toll-free number for information regarding the repurchase offer.
Repurchase Amounts and Payment of Proceeds
Shares tendered for repurchase by Shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate Repurchase Offer Amount established for that Repurchase Request Deadline. Payment pursuant to the repurchase offer will be made by check to the Shareholder’s address of record, or credited directly to a predetermined bank account on the Purchase Payment Date, which will be no more than seven days after the Repurchase Pricing Date. The Board may establish other policies for repurchases of shares that are consistent with the 1940 Act, regulations thereunder and other pertinent laws.
If Shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund may, but is not required to, repurchase an additional amount of Shares not to exceed 2.00% of the outstanding Shares of the Fund on the Repurchase Request Deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if Shareholders tender shares in an amount exceeding the Repurchase Offer Amount plus 2.00% of the outstanding Shares on the Repurchase Request Deadline, the Fund will repurchase the Shares on a pro rata basis. However, the Fund may accept all Shares tendered for repurchase by Shareholders who own less than one hundred Shares and who tender all of their Shares, before prorating other amounts tendered.
With respect to any required minimum distributions from an IRA or other qualified retirement plan, it is the obligation of the Shareholder to determine the amount of any such required minimum distribution and to otherwise satisfy the required minimum. In the event that Shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund will repurchase the shares on a pro rata basis, which may result in the Fund not honoring the full amount of a required minimum distribution requested by a Shareholder.

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DESCRIPTION OF CAPITAL STRUCTURE
The following description is based on relevant portions of the Delaware Statutory Trust Act, as amended, and on the Declaration of Trust and bylaws. This summary is not intended to be complete. Please refer to the Delaware Statutory Trust Act, as amended, and the Declaration of Trust and bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part, for a more detailed description of the provisions summarized below.
Shares of Beneficial Interest
The Declaration of Trust authorizes the Fund’s issuance of an unlimited number of common shares of beneficial interest of each class, par value $0.001 per share. There is currently no market for Shares and the Fund does not expect that a market for Shares will develop in the foreseeable future. Pursuant to the Declaration of Trust and as permitted by Delaware law, Shareholders are entitled to the same limitation of personal liability extended to stockholders of private corporations organized for profit under the General Corporation Law of the State of Delaware, as amended (the “DGCL”), and therefore generally will not be personally liable for the Fund’s debts or obligations.
Shares
Under the terms of the Declaration of Trust, all Shares, when consideration for Shares is received by the Fund, will be fully paid and nonassessable. Distributions may be paid to Shareholders if, as and when authorized and declared by the Board. Shares will have no preference, preemptive, appraisal, conversion or redemption rights, and will be freely transferable, except where their transfer is restricted by law or contract. The Declaration of Trust provides that the Board shall have the power to repurchase or redeem Shares and provide Shareholders with the right to exchange Shares of any class for Shares of one or more other classes in the manner and on the terms described herein. In the event of the Fund’s dissolution, after the Fund pays or adequately provides for the payment of all claims and obligations of the Fund, and upon the receipt of such releases, indemnities and refunding agreements deemed necessary by the Board, each Share will be entitled to receive, according to its respective rights, a pro rata portion of the Fund’s assets available for distribution for the applicable class, subject to any preferential rights of holders of the Fund’s outstanding Preferred Shares, if any. Each whole Share will be entitled to one vote as to any matter on which it is entitled to vote and each fractional Share will be entitled to a proportionate fractional vote. However, to the extent required by the 1940 Act or otherwise determined by the Board, classes of the Fund will vote separately from each other. Shareholders shall be entitled to vote on all matters on which a vote of Shareholders is required by the 1940 Act, the Declaration of Trust or a resolution of the Board. There will be no cumulative voting in the election or removal of Trustees. Under the Declaration of Trust, the Fund is not required to hold annual meetings of Shareholders. The Fund only expects to hold Shareholder meetings to the extent required by the 1940 Act or pursuant to special meetings called by the Board or a majority of Shareholders.
Preferred Shares and Other Securities
The Declaration of Trust provides that the Board may, subject to the Fund’s investment policies and restrictions and the requirements of the 1940 Act, authorize and cause the Fund to issue securities of the Fund other than Shares (including Preferred Shares, debt securities or other senior securities), by action of the Board without the approval of Shareholders. The Board may determine the terms, rights, preferences, privileges, limitations and restrictions of such securities as the Board sees fit.
Preferred Shares could be issued with rights and preferences that would adversely affect Shareholders. Preferred Shares could also be used as an anti-takeover device. Every issuance of Preferred Shares will be required to comply with the requirements of the 1940 Act. The 1940 Act requires, among other things, that (i) immediately after issuance of Preferred Shares and before any distribution is made with respect to the Shares and before any purchase of Shares is made, the aggregate involuntary liquidation preference of such Preferred Shares together with the aggregate involuntary liquidation preference or aggregate value of all other senior securities must not exceed an amount equal to 50% of the Fund’s total assets after deducting the amount of such distribution or purchase price, as the case may be; and (ii) the holders of Preferred Shares, if any are issued, must be entitled as a class to elect two Trustees at all times and to elect a majority of the Trustees if distributions on such Preferred Shares are in arrears by two years or more. Certain matters under the 1940 Act require the separate vote of the holders of any issued and outstanding Preferred Shares.

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MRP Shares
On July 30, 2021, the Fund issued 2,400,000 Series A Mandatory Redeemable Preferred Shares (“Series A MRP Shares”). On September 30, 2021, the Fund issued 3,600,000 Series B Mandatory Redeemable Preferred Shares (“Series B MRP Shares”) and 6,000,000 Series C Mandatory Redeemable Preferred Shares (“Series C MRP Shares”). On January 6, 2022, the Fund issued 2,200,000 Series D Mandatory Redeemable Preferred Shares (“Series D MRP Shares”) and 2,600,000 Series E Mandatory Redeemable Preferred Shares (“Series E MRP Shares”). On June 1, 2023, the Fund issued 3,400,000 Series F Mandatory Redeemable Preferred Shares (“Series F MRP Shares”) and 2,600,000 Series G Mandatory Redeemable Preferred Shares (“Series G MRP Shares”). Certain rights, terms and conditions of the Fund’s MRP Shares are summarized below:
Priority.   Each holder of MRP Shares is entitled to a liquidation preference of $25.00 per share (the “Liquidation Value”), plus additional amounts described under “Liquidation” below. With respect to distributions, including the payment of dividends and distribution of the Fund’s assets upon dissolution, liquidation or winding up, the MRP Shares are senior to all other classes and series of common shares of beneficial interest and rank on parity with any other Preferred Shares. Holders of the MRP Shares will not, however, participate in any appreciation in the value of the Fund. The consent of the holders of the outstanding Preferred Shares is not required to authorize or issue any class or series of Preferred Shares ranking on parity with the MRP Shares.
Dividends.   The holders of MRP Shares are entitled to receive quarterly cumulative cash dividends, when, as and if authorized by the Board and declared by the Fund, out of funds legally available therefor, at the rate per annum equal to the Applicable Rate, as defined below, with certain adjustments for changes in a series’ rating, and no more, of the Liquidation Value, payable quarterly, beginning on the initial dividend payment date of November 1, 2021 for the Series A MRP Shares, February 1, 2022 for the Series B MRP Shares and Series C MRP Shares, April 7, 2022 for the Series D MRP Shares and Series E MRP Shares, and June 1, 2023 for the Series F MRP Shares and Series G MRP Shares. For Series A MRP Shares, Series B MRP Shares and Series C MRP Shares, dividends will then be payable on the first business day of the month next following each of the following dates: 31st day of each January, the 30th day of each April, the 31st day of each July and the 31st day of each October. For Series D MRP Shares and Series E MRP Shares, dividends will then be payable on the first business day of the month next following each of the following dates: 6th day of each January, the 6th day of each April, the 6th day of each July and the 6th day of each October. For Series F MRP Shares and Series G MRP Shares, dividends will then be payable on the first business day of the month next following each of the following dates: 6th day of each January, the 6th day of each April, the 6th day of each July and the 6th day of each October. Dividends on MRP Shares accumulate from and including the original issue date.
Each dividend on MRP Shares will be paid on the dividend payment date therefor to the holders as their names appear on the share ledger or share records of the Fund at the close of business on the fifth day prior to the quarterly dividend date (or if such day is not a business day, the next preceding business day). Dividends in arrears for any past dividend period may be declared and paid at any time, without reference to any regular dividend payment date, to the holders as their names appear on the share ledger or share records of the Fund at the close of business on a date, not exceeding five days preceding the payment date thereof, as may be fixed by the Board. No interest will be payable in respect of any dividend payment or payments which may be in arrears; provided, however, that the dividend rate may be increased in such circumstances.
So long the rating of each series of the MRP Shares remains the same, the dividend rate on the MRP Shares will be 2.68% for Series A MRP Shares, 2.68% for Series B MRP Shares, 3.07% for Series C MRP Shares, 2.96% for Series D MRP Shares, 3.48% for Series E MRP Shares, 7.16% for Series F MRP Shares and 7.23% for Series G MRP Shares (collectively, the “Applicable Rate”).
Voting.   Except for matters which do not require the vote of holders of MRP Shares under the 1940 Act and except as otherwise provided in the Declaration of Trust or bylaws, or as otherwise required by applicable law, each holder of MRP Shares shall be entitled to one vote for each MRP Share held on each matter submitted to a vote of shareholders of the Fund, and holders of outstanding Preferred Shares and Shares shall vote together as a single class on all matters submitted to shareholders; provided, however, that the holders of outstanding Preferred Shares shall be entitled, as a class, to the exclusion of the holders of

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shares of all other classes of beneficial interests of the Fund, to elect two Trustees of the Fund at all times. In addition, the holders of the outstanding Preferred Shares and Shares, voting together as a single class, shall elect the balance of the Trustees; however, the number of Trustees constituting the Board shall automatically increase by the smallest number that, when added to the two Trustees elected exclusively by the holders of outstanding Preferred Shares would constitute a majority of the Board as so increased by such smallest number, and the holders of Preferred Shares shall be entitled, voting as a class on a one vote per share basis (to the exclusion of the holders of all other securities and classes of shares of the Fund), to elect such smallest number of additional Trustees, together with the two Trustees that such holders are in any event entitled to elect if: (i) at the close of business on any dividend payment date accumulated dividends (whether or not earned or declared) on Preferred Shares equal to at least two full years’ dividends shall be due and unpaid; or (ii) if at any time holders of any shares of Preferred Shares are entitled under the 1940 Act, to elect a majority of the Trustees of the Fund.
Notwithstanding the foregoing, the affirmative vote of the holders of a majority of the outstanding Preferred Shares, voting as a separate class, and a majority of the MRP Shares, voting as a separate class, both determined with reference to a “majority of outstanding voting securities” as that term is defined in Section 2(a)(42) of the 1940 Act, shall be required to create, authorize or issue shares of any class or series of beneficial interests ranking senior to the Preferred Shares with respect to the payment of dividends or the distribution of assets, or any securities convertible into, or warrants, options or similar rights to purchase, acquire or receive, such shares of beneficial interests ranking senior to the Preferred Shares or reclassify any authorized shares of beneficial interests of the Fund into any shares ranking senior to the Preferred Shares. In addition, the affirmative vote of the holders of a majority of the outstanding Preferred Shares determined with reference to a “majority of outstanding voting securities” as that term is defined in Section 2(a)(42) of the 1940 Act, voting as a separate class, shall be required to (i) amend, alter or repeal (including by merger, consolidation or otherwise) any of the preferences, rights or powers of such class of Preferred Shares so as to adversely affect such preferences, rights or powers and will not amend any provision of the Declaration of Trust or bylaws in a manner which would restrict or limit the ability of the Fund to comply with the terms and provisions of the Securities Purchase Agreement; (ii) amend, alter or repeal (including by merger, consolidation or otherwise) any of the provisions of the Declaration of Trust or bylaws if such amendment, alteration or repeal would adversely affect any privilege, preference, right or power of the MRP Shares or the holders thereof; and (iii) approve any plan of reorganization (as such term is used in the 1940 Act) adversely affecting such shares or any action requiring a vote of security holders of the Fund under Section 13(a) of the 1940 Act.
Redemption.   The outstanding shares of MRP Shares are subject to redemption at any time by notice of such redemption on a date selected by the Fund for such redemption (the “Redemption Date”). If the Fund elects to cause the redemption of the MRP Shares, each MRP Share will be redeemed for a price equal to 100% of such share’s Liquidation Value, plus an amount equal to accumulated but unpaid dividends and other distributions on the MRP Shares (whether or not earned or declared by the Fund, but excluding interest thereon), to, but excluding, the Redemption Date, plus the amount equal to the excess, if any, of the discounted value of the remaining scheduled payments with respect to the Liquidation Value of such MRP Share over the amount of such Liquidation Value; provided, however, the Fund may, at its option (i) redeem the Series A MRP Shares within 90 days prior to July 30, 2026 (the “Series A Term Redemption Date”), (ii) redeem the Series B MRP Shares within 90 days prior to September 30, 2026 (the “Series B Term Redemption Date”), (iii) redeem the Series C MRP Shares within 90 days prior to September 30, 2026 (the “Series C Term Redemption Date”), (iv) redeem the Series D MRP Shares within 90 days prior to January 6, 2027 (the “Series D Term Redemption Date”), (v) redeem the Series E MRP Shares within 90 days prior to January 6, 2032 (the “Series E Term Redemption Date”), (vi) redeem the Series F MRP Shares within 90 days prior to June 1, 2026 (the “Series F Term Redemption Date”) and (vii) redeem the Series G MRP Shares within 90 days prior to June 1, 2028 (the “Series G Term Redemption Date” and collectively with Series A Term Redemption Date, Series B Term Redemption Date, Series C Term Redemption Date, Series D Term Redemption Date, Series E Term Redemption Date and Series F Term Redemption Date, the “Term Redemption Dates”), each at the Liquidation Value plus accumulated but unpaid dividends and distributions thereon (whether or not earned or declared by the Fund, but excluding interest thereon) to, but excluding the Redemption Date.
If the asset coverage, as determined in accordance with Section 18(h) of the 1940 Act, is less than or equal to 235% for any five business days within a ten business day period, determined on the basis of values

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calculated as of a time within 48 hours (not including Sundays or holidays) next preceding the time of such determination within the ten business day period, the Fund, upon not less than 12 days’ nor more than 40 days’ notice, may redeem the MRP Shares at the Liquidation Value plus accumulated but unpaid dividends and distributions thereon (whether or not earned or declared by the Fund, but excluding interest thereon) to, but excluding, the date fixed for redemption, plus a redemption amount equal to 2% of the Liquidation Value; the amount of MRP Shares that may be redeemed under this provision shall not exceed an amount of MRP Shares which results in asset coverage of more than 250% pro forma for such redemption, determined on the basis of values calculated as of a time within 48 hours (not including Sundays or holidays) next preceding the time of such determination.
If the Fund fails to maintain asset coverage of at least 225%, determined on the basis of values calculated as of a time within 48 hours (not including Sundays or holidays) next preceding the time of such determination, the Fund shall redeem the number of MRP Shares provided below at the Liquidation Value plus an amount equal to accumulated but unpaid dividends and distributions thereon (whether or not earned or declared by the Fund, but excluding interest thereon) to, but excluding, the date fixed for redemption, plus a redemption amount equal to 1% of the Liquidation Value. The number of MRP Shares to be redeemed upon the Fund’s failure to maintain asset coverage of 225% on any valuation date will be equal to the product of (1) the quotient of the number of MRP Shares divided by the aggregate number of outstanding Preferred Shares which have an asset coverage test greater than or equal to 225% and (2) the minimum number of outstanding shares of Preferred Shares the redemption of which would result in the Fund having asset coverage of 225% as of a date that is no more than 30 days after the date the Fund failed to maintain asset coverage of 225% (provided that, if there is no such number of MRP Shares the redemption of which would have such result, the Fund shall redeem all MRP Shares then outstanding). The Fund shall effect any such redemption no later than 40 calendar days after the date the Fund failed to maintain asset coverage of 225%, except for in certain circumstances. Notwithstanding the foregoing, if the Fund satisfies asset coverage of at least 225% as of a date that is no more than 30 days after the date the Fund failed to maintain asset coverage of 225% before taking into account any redemptions of Preferred Shares, the Fund shall not be obligated to redeem any shares of Preferred Shares under this provision.
The Fund shall redeem all outstanding Series A MRP Shares, Series B MRP Shares, Series C MRP Shares, Series D MRP Shares, Series E MRP Shares, Series F MRP Shares and Series G MRP Shares on the respective Term Redemption Dates at the Liquidation Value plus an amount equal to accumulated but unpaid dividends and distributions thereon (whether or not earned or declared by the Fund, but excluding interest thereon), to, but excluding, the respective Term Redemption Dates.
Subject to certain conditions, no MRP Shares may be redeemed unless all dividends in arrears on the MRP Shares and all shares of beneficial interests of the Fund ranking on a parity with the MRP Shares with respect to payment of dividends or upon liquidation have been or are being contemporaneously paid or set apart for payment; provided, however, that the foregoing shall not prevent the purchase or acquisition by the Fund of all MRP Shares pursuant to the successful completion of an otherwise lawful purchase, tender or exchange offer made on the same terms to, and accepted by, Holders of all MRP Shares.
Liquidation.   Upon the dissolution, liquidation or winding up of the affairs of the Fund, whether voluntary or involuntary, the holders of MRP Shares then outstanding, together with holders of shares of any Preferred Shares ranking on a parity with the MRP Shares upon dissolution, liquidation or winding up, shall be entitled to receive and to be paid out of the assets of the Fund (or the proceeds thereof) available for distribution to its shareholders after satisfaction of claims of creditors of the Fund, but before any distribution or payment shall be made in respect of the Shares, an amount equal to the liquidation preference with respect to such shares. The liquidation preference for MRP Shares shall be $25.00 per share, plus an amount equal to all accumulated and unpaid dividends thereon (whether or not earned or declared but without interest) to the date payment of such distribution is made in full. No redemption premium shall be paid upon any liquidation even if such redemption premium would be paid upon optional or mandatory redemption of the relevant shares. If, upon any liquidation, dissolution or winding up of the affairs of the Fund, whether voluntary or involuntary, the assets of the Fund available for distribution among the holders of all outstanding shares of Preferred Shares shall be insufficient to permit the payment in full to holders of the amounts to which they are entitled, then the available assets shall be distributed among the holders of all outstanding shares of Preferred Shares ratably in any distribution of assets according to the respective amounts which would be payable on all the shares if all amounts thereon were paid in full.

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Upon the dissolution, liquidation or winding up of the affairs of the Fund, whether voluntary or involuntary, until payment in full is made to the holders of MRP Shares of the liquidation distribution to which they are entitled, (1) no dividend or other distribution shall be made to Shareholders or any other class or series of shares of beneficial interests of the Fund ranking junior to MRP Shares upon dissolution, liquidation or winding up and (2) no purchase, redemption or other acquisition for any consideration by the Fund shall be made in respect of the Shares or any other class of shares of beneficial interests of the Fund ranking junior to MRP Shares upon dissolution, liquidation or winding up. A consolidation, reorganization or merger of the Fund with or into any company, trust or other legal entity, or a sale, lease or exchange of all or substantially all of the assets of the Fund in consideration for the issuance of equity securities of another company, trust of other legal entity shall not be deemed to be a liquidation, dissolution or winding up, whether voluntary or involuntary, for the purposes of these provisions.
Conversion.   The MRP Shares are not convertible into any other class or series of shares.
Transfer restrictions.   The MRP Shares are “restricted securities” for purposes of the 1933 Act. Accordingly, the MRP Shares may not be offered, sold, transferred or delivered, directly or indirectly, unless (i) such shares are registered under the 1933 Act and any other applicable state securities laws, or (ii) an exemption from registration under the 1933 Act and any other applicable state securities laws is available.
Other Matters.   For so long as the MRP Shares are outstanding, the Fund will not declare, pay or set apart for payment any dividend or other distribution (other than a dividend or distribution paid in shares of, or options, warrants or rights to subscribe for or purchase, Shares or other shares of beneficial interests, if any, ranking junior to the MRP Shares as to dividends or upon liquidation) with respect to Shares or any other shares of the Fund ranking junior to or on a parity with the MRP Shares as to dividends or upon liquidation, or call for redemption, redeem, purchase or otherwise acquire for consideration any Shares or any other such junior shares (except by conversion into or exchange for shares of the Fund ranking junior to the MRP Shares as to dividends and upon liquidation) or any such parity shares (except by conversion into or exchange for shares of the Fund ranking junior to or on a parity with the MRP Shares as to dividends and upon liquidation), unless (1) immediately after such transaction asset coverage of 225% would be achieved, (2) full cumulative dividends on the MRP Shares due on or prior to the date of the transaction have been declared and paid, and (3) the Fund has redeemed the full number of MRP Shares required to be redeemed by any provision for mandatory redemption ((1), (2) and (3) are together the “Requirements”). Notwithstanding the foregoing, the Fund shall not, at any time, be prohibited or otherwise restricted in its ability to call for redemption, redeem, purchase or otherwise acquire for consideration its Shares pursuant to its fundamental policy to make quarterly repurchase offers pursuant to Rule 23c-3 of the 1940 Act for between 5% and 25% of the Shares outstanding at net asset value (the “Repurchase Policy”); provided, however, if (i) a quarterly repurchase of Shares pursuant to the Repurchase Policy and/or Rule 23c-3 of the 1940 Act would cause the Fund to be below asset coverage of 225% or (ii) the Fund has failed to satisfy (and continues to fail to satisfy) the Requirements and the Fund is required to make a quarterly repurchase offer of Shares pursuant to the Repurchase Policy and/or Rule 23c-3 of the 1940 Act before the Requirements are satisfied, such quarterly repurchase offer of Shares shall not exceed 5% of the Shares outstanding, at a price equal to the Fund’s net asset value (as may be determined in accordance with its valuation policies and procedures) as of the “repurchase pricing date,” as such term is defined in Rule 23c-3 and as set forth in the applicable repurchase offer documents. Subject to the certain conditions, the Board may, in the future, authorize the issuance of additional Preferred Shares with the same preferences, rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption and other terms applicable to the MRP Shares, except that the initial dividend period, the applicable rate for the initial dividend period and the initial dividend payment date shall be as set forth in the Supplement to the Declaration of Trust relating to such additional Preferred Shares.

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Outstanding Securities
The following table shows, for each class of authorized securities of the Fund, the amount of (i) shares authorized and (ii) shares outstanding, each as of April 1, 2024:
Class	(1) Amount Authorized	(2) Amount Held by the Fund for its Account	(3) Amount Outstanding Exclusive of Amount Shown Under (2)
Common Shares	Unlimited	0	140,236,002.03
Series A Mandatory Redeemable Preferred Shares	2,400,000	0	2,400,000
Series B Mandatory Redeemable Preferred Shares	3,600,000	0	3,600,000
Series C Mandatory Redeemable Preferred Shares	6,000,000	0	6,000,000
Series D Mandatory Redeemable Preferred Shares	2,200,000	0	2,200,000
Series E Mandatory Redeemable Preferred Shares	2,600,000	0	2,600,000
Series F Mandatory Redeemable Preferred Shares	3,400,000	0	3,400,000
Series G Mandatory Redeemable Preferred Shares	2,600,000	0	2,600,000
Series H Mandatory Redeemable Preferred Shares*	4,000,000	0	0
Series I Mandatory Redeemable Preferred Shares*	2,000,000	0	0
Series J Mandatory Redeemable Preferred Shares*	2,000,000	0	0

*
On March 22, 2024, the Fund entered into an agreement with certain institutional accredited investors to issue and sell, in an offering exempt from registration under the 1933 Act, (i) 4,000,000 Series H Mandatory Redeemable Preferred Shares, liquidation preference $25.00 per share (“Series H MRP Shares”); (ii) 2,000,000 Series I Mandatory Redeemable Preferred Shares, liquidation preference $25.00 per share (“Series I MRP Shares”); and (iii) 2,000,000 Series J Mandatory Redeemable Preferred Shares, liquidation preference $25.00 per share (“Series J MRP Shares”), with total anticipated gross proceeds to the Fund of $200 million. The sale and purchase of the Series H MRP Shares, the Series I MRP Shares and the Series J MRP Shares will occur at two closings currently expected to be held in June 2024 (with respect to the Series H and Series I MRP Shares) and July 2024 (with respect to the Series J MRP Shares), respectively, in each case subject to the satisfaction of customary closing conditions.

Limitation on Liability of Trustees and Officers; Indemnification and Advance of Expenses
Pursuant to the Declaration of Trust, Trustees and officers of the Fund will not be subject in such capacity to any personal liability to the Fund or Shareholders, unless the liability arises from bad faith, willful misfeasance, gross negligence or reckless disregard for the Trustee’s or officer’s duty.
Except as otherwise provided in the Declaration of Trust, the Fund will indemnify and hold harmless any current or former Trustee or officer of the Fund against any liabilities and expenses (including reasonable attorneys’ fees relating to the defense or disposition of any action, suit or proceeding with which such person is involved or threatened), while and with respect to acting in the capacity of a Trustee or officer of the Fund, except with respect to matters in which such person did not act in good faith in the reasonable belief that his or her action was in the best interest of the Fund, or in the case of a criminal proceeding, matters for which such person had reasonable cause to believe that his or her conduct was unlawful. In accordance with the 1940 Act, the Fund will not indemnify any Trustee or officer for any liability to which such person would be subject by reason of his or her willful misfeasance, bad faith, gross negligence or reckless disregard of the duties of his or her position. The Fund will provide indemnification to Trustees and officers prior to a final determination regarding entitlement to indemnification as described in the Declaration of Trust.
The Fund has entered into the Investment Advisory Agreement with CAM and the Investment Sub-Advisory Agreement with Ares Capital. The Investment Advisory Agreement and the Investment Sub-Advisory Agreement provide that, in the absence of willful misfeasance, bad faith, gross negligence or

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reckless disregard for its obligations and duties thereunder, the Advisers are not liable for any error of judgment or mistake of law or for any loss the Fund suffers.
Pursuant to the Declaration of Trust, the Fund will advance the expenses of defending any action for which indemnification is sought if the Fund receives a written undertaking by the indemnitee which provides that the indemnitee will reimburse the Fund unless it is subsequently determined that the indemnitee is entitled to such indemnification.
Number of Trustees; Appointment of Trustees; Vacancies; Removal
The Declaration of Trust provides that the number of Trustees shall be no less than one and no more than 15, as determined in writing by a majority of the Trustees then in office. As set forth in the Declaration of Trust, a Trustee’s term of office shall continue until his or her death, resignation or removal. Subject to the provisions of the 1940 Act, individuals may be appointed by the Trustees at any time to fill vacancies on the Board by the appointment of such persons by a majority of the Trustees then in office. Each Trustee shall hold office until his or her successor shall have been appointed pursuant to the Declaration of Trust. To the extent that the 1940 Act requires that Trustees be elected by Shareholders, any such Trustees will be elected by a plurality of all Shares voted at a meeting of Shareholders at which a quorum is present.
The Declaration of Trust provides that any Trustee may be removed (provided that after the removal the aggregate number of Trustees is not less than the minimum required by the Declaration of Trust) (i) with cause, by at least two-thirds (66 2∕3%) of the remaining Trustees; or (ii) without cause, by all of the remaining Trustees.
Action by Shareholders
The Declaration of Trust provides that Shareholder action can be taken only at a meeting of Shareholders or by unanimous written consent in lieu of a meeting. Subject to the 1940 Act, the Declaration of Trust or a resolution of the Board specifying a greater or lesser vote requirement, the affirmative vote of a majority of Shares present in person or represented by proxy at a meeting and entitled to vote on the subject matter shall be the act of the Shareholders with respect to any matter submitted to a vote of the Shareholders.
Amendment of Declaration of Trust and Bylaws
Subject to the provisions of the 1940 Act, pursuant to the Declaration of Trust, the Board may amend the Declaration of Trust without any vote of Shareholders. Pursuant to the Declaration of Trust and bylaws, the Board has the exclusive power to amend or repeal the bylaws or adopt new bylaws at any time.
No Appraisal Rights
In certain extraordinary transactions, some jurisdictions provide the right to dissenting Shareholders to demand and receive the fair value of their Shares, subject to certain procedures and requirements set forth in such statute. Those rights are commonly referred to as appraisal rights. The Declaration of Trust provides that Shares shall not entitle Shareholders to appraisal rights.
Conflict with Applicable Laws and Regulations
The Declaration of Trust provides that if and to the extent that any provision of the Declaration of Trust conflicts with any provision of the 1940 Act, the provisions under the Code applicable to the Fund as a RIC or other applicable laws and regulations, the conflicting provision shall be deemed never to have constituted a part of the Declaration of Trust; provided, however, that such determination shall not affect any of the remaining provisions of the Declaration of Trust or affect the validity of any action taken or omitted to be taken prior to such determination.

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TAX ASPECTS
The following is a general summary of certain material U.S. federal income tax considerations applicable to the Fund and an investment in the Fund. The discussion below provides general tax information related to an investment in the Fund, but does not purport to be a complete description of the U.S. federal income tax consequences of an investment in the Fund and does not address any state, local, non-U.S. or other tax consequences. It is based on the Code and U.S. Treasury regulations thereunder and administrative pronouncements, all as of the date hereof, any of which is subject to change, possibly with retroactive effect. In addition, it does not describe all of the tax consequences that may be relevant in light of a Shareholder’s particular circumstances, including (but not limited to) alternative minimum tax consequences and tax consequences applicable to Shareholders subject to special tax rules, such as certain financial institutions; dealers or traders in securities who use a mark-to-market method of tax accounting; persons holding Shares as part of a hedging transaction, wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to Shares; entities classified as partnerships or other pass-through entities for U.S. federal income tax purposes; insurance companies; U.S. Shareholders (as defined below) whose functional currency is not the U.S. dollar; or tax-exempt entities, including “individual retirement accounts” or “Roth IRAs.” Unless otherwise noted, the following discussion applies only to a Shareholder that holds Shares as a capital asset and is a U.S. Shareholder. A “U.S. Shareholder” generally is a beneficial owner of Shares who is for U.S. federal income tax purposes:
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an individual who is a citizen or resident of the United States;

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a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

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an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

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a trust if it (a) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A prospective Shareholder that is a partner in a partnership holding Shares should consult his, her or its tax advisors with respect to the purchase, ownership and disposition of Shares.
The discussion set forth herein does not constitute tax advice. Tax laws are complex and often change, and Shareholders should consult their tax advisors about the U.S. federal, state, local or non-U.S. tax consequences of an investment in the Fund.
Taxation of the Fund
The Fund has elected to be treated for U.S. federal income tax purposes, and intends to qualify annually, as a RIC under Subchapter M of the Code. As a RIC, the Fund generally will not be subject to corporate-level U.S. federal income taxes on any ordinary income or capital gains that it distributes as dividends to Shareholders. To qualify as a RIC in any tax year, the Fund must, among other things, satisfy both a source of income test and asset diversification tests. The Fund will qualify as a RIC if (i) at least 90% of the Fund’s gross income for such tax year consists of dividends; interest; payments with respect to certain securities loans; gains from the sale or other disposition of shares, securities or foreign currencies; other income (including, but not limited to, gains from options, futures or forward contracts) derived with respect to its business of investing in such shares, securities or currencies; and net income derived from interests in “qualified publicly-traded partnerships” (such income, “Qualifying RIC Income”); and (ii) the Fund’s holdings are diversified so that, at the end of each quarter of such tax year, (a) at least 50% of the value of the Fund’s total assets is represented by cash and cash equivalents, securities of other RICs, U.S. government securities and other securities, with such other securities limited, in respect of any one issuer, to an amount not greater than 5% of the value of the Fund’s total assets and not greater than 10% of the outstanding voting securities of such issuer and (b) not more than 25% of the value of the Fund’s total assets is invested (x) in securities (other than U.S. government securities or securities of other RICs) of any one issuer or of two or more issuers that the Fund controls and that are engaged in the same, similar or related

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trades or businesses or (y) in the securities of one or more “qualified publicly-traded partnerships.” The Fund’s share of income derived from a partnership other than a “qualified publicly-traded partnership” will be treated as Qualifying RIC Income only to the extent that such income would have constituted Qualifying RIC Income if derived directly by the Fund. A “qualified publicly-traded partnership” is generally defined as an entity that is treated as a partnership for U.S. federal income tax purposes if (1) interests in such entity are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof and (2) less than 90% of its gross income for the relevant tax year consists of Qualifying RIC Income. The Code provides that the Treasury Department may by regulation exclude from Qualifying RIC Income foreign currency gains that are not directly related to the RIC’s principal business of investing in shares or securities (or options and futures with respect to shares or securities). The Fund anticipates that, in general, its foreign currency gains will be directly related to its principal business of investing in shares and securities.
In addition, to maintain RIC tax treatment, the Fund must distribute on a timely basis with respect to each tax year dividends of an amount at least equal to 90% of the sum of its “investment company taxable income” and its net tax-exempt interest income, determined without regard to any deduction for dividends paid, to Shareholders (the “90% distribution requirement”). If the Fund qualifies as a RIC and satisfies the 90% distribution requirement, the Fund generally will not be subject to U.S. federal income tax on its “investment company taxable income” and net capital gains (that is, the excess of net long-term capital gains over net short-term capital losses) that it distributes as dividends to Shareholders (including amounts that are reinvested pursuant to the DRP). In general, a RIC’s “investment company taxable income” for any tax year is its taxable income, determined without regard to net capital gains and with certain other adjustments. The Fund intends to distribute all or substantially all of its “investment company taxable income,” net tax-exempt interest income (if any) and net capital gains on an annual basis. Any taxable income, including any net capital gains that the Fund does not distribute in a timely manner, will be subject to U.S. federal income tax at regular corporate rates.
If the Fund retains any net capital gains for reinvestment, it may elect to treat such capital gains as having been distributed to Shareholders. If the Fund makes such an election, each Shareholder will be required to report its share of such undistributed net capital gains attributed to the Fund as long-term capital gain and will be entitled to claim its share of the U.S. federal income taxes paid by the Fund on such undistributed net capital gains as a credit against its own U.S. federal income tax liability, if any, and to claim a refund on a properly-filed U.S. federal income tax return to the extent that the credit exceeds such liability. In addition, each Shareholder will be entitled to increase the adjusted tax basis of its Shares by the difference between its share of such undistributed net capital gain and the related credit. There can be no assurance that the Fund will make this election if it retains all or a portion of its net capital gain for a tax year.
As a RIC, the Fund will be, subject to a nondeductible 4% federal excise tax on certain undistributed amounts for each calendar year (the “4% excise tax”). To avoid the 4% excise tax, the Fund must distribute in respect of each calendar year dividends of an amount at least equal to the sum of (1) 98% of its ordinary taxable income (taking into account certain deferrals and elections) for the calendar year, (2) 98.2% of its capital gain net income (adjusted for certain ordinary losses) generally for the one-year period ending on October 31 of the calendar year and (3) any ordinary income and capital gains for previous calendar years that were not distributed during those calendar years. For purposes of determining whether the Fund has met this distribution requirement, the Fund will be deemed to have distributed any income or gains previously subject to U.S. federal income tax. Furthermore, any distribution declared by the Fund in October, November or December of any calendar year, payable to Shareholders, of record on a specified date in such a month and actually paid during January of the following calendar year, will be treated for tax purposes as if it had been paid on December 31 of the calendar year in which the distribution was declared. The Fund generally intends to avoid the imposition of the 4% excise tax, but there can be no assurance in this regard.
If the Fund fails to qualify as a RIC or fails to satisfy the 90% distribution requirement in respect of any tax year, the Fund would be subject to U.S. federal income tax at regular corporate rates on its taxable income, including its net capital gains, even if such income were distributed, and all distributions out of earnings and profits would be taxed as ordinary dividend income. Such distributions generally would be eligible for the dividends-received deduction in the case of certain corporate Shareholders and may be eligible to be qualified dividend income in the case of certain non-corporate Shareholders, in each case, subject to certain holding period and other requirements. In addition, the Fund could be required to recognize unrealized

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gains, pay taxes and make distributions (any of which could be subject to interest charges) before re-qualifying for taxation as a RIC. If the Fund fails to satisfy either the income test or asset diversification test described above, in certain cases, however, the Fund may be able to avoid losing its status as a RIC by timely providing notice of such failure to the IRS, curing such failure and possibly paying an additional tax or penalty.
Some of the investments that the Fund is expected to make, such as investments in debt instruments having market discount and/or treated as issued with OID, may cause the Fund to recognize income or gain for U.S. federal income tax purposes prior to the receipt of any corresponding cash or other property. As a result, the Fund may have difficulty meeting the 90% distribution requirement necessary to maintain RIC tax treatment. Because this income will be included in the Fund’s investment company taxable income for the tax year it is accrued, the Fund may be required to make a distribution to Shareholders to meet the 90% distribution requirement described above, even though the Fund will not have received any corresponding cash or property. The Fund may be required to borrow money, dispose of other securities or forgo new investment opportunities for this purpose.
There may be uncertainty as to the appropriate treatment of certain of the Fund’s investments for U.S. federal income tax purposes. In particular, the Fund expects to invest a portion of its net assets in below investment grade instruments. U.S. federal income tax rules with respect to such instruments are not entirely clear about issues such as whether and to what extent the Fund should recognize interest, OID or market discount, when and to what extent deductions may be taken for bad debts or worthless instruments, how payments received on obligations in default should be allocated between principal and income and whether exchanges of debt obligations in a bankruptcy or workout context are taxable. These and other issues will be addressed by the Fund, to the extent necessary, in connection with the Fund’s general intention to distribute sufficient income to qualify, and maintain its qualification to be subject to tax as a RIC and to minimize the risk that it becomes subject to U.S. federal income or excise tax.
Income received by the Fund from sources outside the United States may be subject to withholding and other taxes imposed by such countries, thereby reducing income available to the Fund. Tax conventions between certain countries and the United States may reduce or eliminate such taxes. The Fund generally intends to conduct its investment activities to minimize the impact of foreign taxation, but there is no guarantee that the Fund will be successful in this regard. If more than 50% of the value of the Fund’s total assets at the close of its tax year consists of securities of foreign corporations, the Fund will be eligible to elect to “pass-through” to the Shareholders the foreign source amount of income deemed earned and the respective amount of foreign taxes paid by the Fund. If the Fund so elects, each Shareholder would be required to include in gross income, even though not actually received, each Shareholder’s pro rata share of the foreign taxes paid or deemed paid by the Fund, but would be treated as having paid its pro rata share of such foreign taxes and would therefore be allowed to either deduct such amount in computing taxable income or use such amount (subject to various limitations) as a foreign tax credit against federal income tax (but not both).
The Fund may invest in shares of foreign companies that are classified under the Code as passive foreign investment companies (“PFICs”). In general, a foreign company is considered a PFIC if at least 50% of its assets constitute investment-type assets or 75% or more of its gross income is investment-type income. In general under the PFIC rules, an “excess distribution” received with respect to PFIC shares is treated as having been realized ratably over the period during which the Fund held the PFIC shares. The Fund generally will be subject to tax on the portion, if any, of the excess distribution that is allocated to the Fund’s holding period in prior tax years (and an interest factor will be added to the tax, as if the tax had actually been payable in such prior tax years) even though the Fund distributes the corresponding income to Shareholders. Excess distributions include any gain from the sale of PFIC shares as well as certain distributions from a PFIC. All excess distributions are taxable as ordinary income.
The Fund may be eligible to elect alternative tax treatment with respect to PFIC shares. Under one such election (i.e., a “QEF” election), the Fund generally would be required to include in its gross income its share of the earnings of a PFIC on a current basis, regardless of whether any distributions are received from the PFIC. If this election is made, the special rules, discussed above, relating to the taxation of excess distributions, would not apply. Furthermore, under U.S. Treasury Regulations, certain income derived by the Fund from a PFIC with respect to which the Fund has made a QEF election would generally constitute

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qualifying income for purposes of determining the Fund’s ability to be subject to tax as a RIC to the extent the PFIC makes distributions of that income to the Fund or if the income was derived with respect to the Fund’s business of investing. Alternatively, the Fund may be able to elect to mark its PFIC shares to market, resulting in any unrealized gains at the Fund’s tax year end being treated as though they were recognized and reported as ordinary income. Any mark-to-market losses and any loss from an actual disposition of the PFIC’s Shares would be deductible as ordinary losses to the extent of any net mark-to-market gains included in income in prior tax years with respect to shares in the same PFIC.
Because the application of the PFIC rules may affect, among other things, the character of gains, the amount of gain or loss and the timing of the recognition of income, gain or loss with respect to PFIC shares, as well as subject the Fund itself to tax on certain income from PFIC shares, the amount that must be distributed to Fund Shareholders, and which will be recognized by Fund Shareholders as ordinary income or long-term capital gain, may be increased or decreased substantially as compared to a fund that did not invest in PFIC shares. Note that distributions from a PFIC are not eligible for the reduced rate of tax on distributions of “qualified dividend income” as discussed below.
Some of the CLOs in which the Fund invests may be PFICs, which are generally subject to the tax consequences described above. Investment in certain equity interests of CLOs that are subject to treatment as PFICs for U.S. federal income tax purposes may cause the Fund to recognize income in a tax year in excess of the Fund’s distributions from such CLOs, PFICs and the Fund’s proceeds from sales or other dispositions of equity interests in other CLOs and other PFICs during that tax year. As a result, the Fund generally would be required to distribute such income to satisfy the 90%distribution requirement applicable to RICs.
If the Fund holds more than 10% of the interests treated as equity for U.S. federal income tax purposes in a foreign corporation that is treated as a controlled foreign corporation (“CFC”), including equity tranche investments and certain debt tranche investments in a CLO treated as a CFC, the Fund may be treated as receiving a deemed distribution (taxable as ordinary income) each tax year from such foreign corporation of an amount equal to the Fund’s pro rata share of the foreign corporation’s earnings for such tax year (including both ordinary earnings and capital gains), whether or not the corporation makes an actual distribution to the Fund during such tax year. This deemed distribution is required to be included in the income of certain U.S. shareholders of a CFC, such as the Fund, regardless of whether a U.S. shareholder has made a QEF election with respect to such CFC. The Fund is generally required to distribute such income in order to satisfy the 90% distribution requirement applicable to RICs, even to the extent the Fund’s income from a CFC exceeds the distributions from the CFC and the Fund’s proceeds from the sales or other dispositions of CFC stock during that tax year. As such, the Fund may limit and/or manage its holdings in issuers that could be treated as CFCs in order to ensure the Fund’s continued qualification as a RIC and/or maximize the Fund’s after-tax return from these investments. In general, a foreign corporation will be treated as a CFC for U.S. federal income tax purposes if more than 50% of the shares of the foreign corporation, measured by reference to combined voting power or value, is owned (directly, indirectly or by attribution) by U.S. Shareholders. A “U.S. Shareholder,” for this purpose, is any U.S. person that possesses (actually or constructively) 10% or more of the combined voting power or value of all classes of shares of a corporation.
The functional currency of the Fund, for U.S. federal income tax purposes, is the U.S. dollar. Gains or losses attributable to fluctuations in foreign currency exchange rates that occur between the time a Fund accrues interest income or other receivables or accrues expenses or other liabilities denominated in a foreign currency and the time the Fund actually collects such receivables or pays such liabilities generally are respectively characterized as ordinary income or ordinary loss for U.S. federal income tax purposes. Similarly, on the sale of other disposition of certain investments, including debt securities, certain forward contracts, as well as other derivative financial instruments, denominated in a foreign currency, gains or losses attributable to fluctuations in the value of foreign currency between the date of acquisition of the security or contract and the date of disposition also are generally treated as ordinary gain or loss. These gains and losses, referred to under the Code as “section 988” gains and losses, may increase or decrease the amount of the Fund’s investment company taxable income subject to distribution to Fund Shareholders as ordinary income. For example, fluctuations in exchange rates may increase the amount of income that the Fund must distribute to qualify for tax treatment as a RIC and to prevent application of an excise tax on undistributed income. Alternatively, fluctuations in exchange rates may decrease or eliminate income available for distribution. If section 988 losses exceed other investment company taxable income during a tax year, the Fund would not be

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able to distribute amounts considered dividends for U.S. federal income tax purposes, and any distributions during a tax year made by the Fund before such losses were recognized would be re-characterized as a return of capital to Fund Shareholders for U.S. federal income tax purposes, rather than as ordinary dividend income, and would reduce each Fund Shareholder’s tax basis in Shares.
If the Fund utilizes leverage through the issuance of Preferred Shares or borrowings, it will be prohibited from declaring a distribution or dividend if it would fail the applicable asset coverage test(s) under the 1940 Act after the payment of such distribution or dividend. In addition, certain covenants in credit facilities or indentures may impose greater restrictions on the Fund’s ability to declare and pay dividends on Shares. Limits on the Fund’s ability to pay dividends on Shares may prevent the Fund from meeting the 90% distribution requirement described above and, as a result, may affect the Fund’s ability to be subject to tax as a RIC or subject the Fund to the 4% excise tax. The Fund endeavors to avoid restrictions on its ability to make distribution payments. If the Fund is precluded from making distributions on Shares because of any applicable asset coverage requirements, the terms of Preferred Shares (if any) may provide that any amounts so precluded from being distributed, but required to be distributed by the Fund to enable the Fund to satisfy the 90% distribution requirement that would enable the Fund to be subject to tax as a RIC, will be paid to the holders of Preferred Shares as a special distribution. This distribution can be expected to decrease the amount that holders of Preferred Shares would be entitled to receive upon redemption or liquidation of such Preferred Shares.
Certain of the Fund’s investments are expected to be subject to special U.S. federal income tax provisions that may, among other things, (1) disallow, suspend or otherwise limit the allowance of certain losses or deductions, (2) convert lower-taxed long-term capital gains into higher-taxed short-term capital gains or ordinary income, (3) convert an ordinary loss or a deduction into a capital loss, the deductibility of which is more limited, (4) adversely affect when a purchase or sale of shares or securities is deemed to occur, (5) adversely alter the intended characterization of certain complex financial transactions, (6) cause the Fund to recognize income or gain without a corresponding receipt of cash, (7) treat dividends that would otherwise constitute qualified dividend income as non-qualified dividend income, (8) treat dividends that would otherwise be eligible for the corporate dividends received deduction as ineligible for such treatment and (9) produce income that will not constitute Qualifying RIC Income. The application of these rules could cause the Fund to be subject to U.S. federal income tax or the 4% excise tax and, under certain circumstances, could affect the Fund’s status as a RIC. The Fund monitors its investments and may make certain tax elections to mitigate the effect of these provisions.
Under current tax law, conversion between share classes is generally not expected to be a taxable event to the Shareholder.
The remainder of this discussion assumes that the Fund has qualified and maintain its qualification as a RIC and has satisfied the 90% distribution requirement described above.
Taxation of U.S. Shareholders
Distributions
Distributions of the Fund’s ordinary income and net short-term capital gains will, except as described below with respect to distributions of “qualified dividend income,” generally be taxable to Shareholders as ordinary income to the extent such distributions are paid out of the Fund’s current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Distributions (or deemed distributions, as described above), if any, of net capital gains will be taxable as long-term capital gains, regardless of the length of time a Shareholder has owned Shares. The ultimate tax characterization of the Fund’s distributions made in a tax year cannot be determined until after the end of the tax year. As a result, the Fund may make total distributions during a tax year in an amount that exceeds the current and accumulated earnings and profits of the Fund. A distribution of an amount in excess of the Fund’s current and accumulated earnings and profits will be treated by a Shareholder as a return of capital that will be applied against and reduce the Shareholder’s tax basis in its Shares. To the extent that the amount of any such distribution exceeds the Shareholder’s tax basis in its Shares, the excess will be treated as gain from a sale or exchange of Shares. Distributions will be treated in the manner described above regardless of whether such distributions are paid in cash or invested in additional Shares. Generally, for U.S. federal income tax purposes, a Shareholder

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receiving Shares under the DRP will be treated as having received a distribution equal to the fair market value of such Shares on the date the Shares are credited to the Shareholder’s account.
A return of capital to Shareholders is a return of a portion of their original investment in the Fund, thereby reducing the tax basis of their investment. As a result from such reduction in tax basis, Shareholders may be subject to tax in connection with the sale of Shares, even if such Shares are sold at a loss relative to the Shareholder’s original investment.
It is expected that a substantial portion of the Fund’s income will consist of ordinary income. For example, interest and OID derived by the Fund characterized as ordinary income for U.S. federal income tax purposes. In addition, gain derived by the Fund from the disposition of debt instruments with “market discount” (generally, securities with a fixed maturity date of more than one year from the date of issuance acquired by the Fund at a price below the lesser of their stated redemption price at maturity or accreted value, in the case of securities with OID) will be characterized as ordinary income for U.S. federal income tax purposes to the extent of the market discount that has accrued, as determined for U.S. federal income tax purposes, at the time of such disposition, unless the Fund makes an election to accrue market discount on a current basis. In addition, certain of the Fund’s investments will be subject to other special U.S. federal income tax provisions that may affect the character, increase the amount and/or accelerate the timing of distributions to Shareholders.
Certain distributions reported by the Fund as Section 163(j) interest dividends may be treated as interest income by Shareholders for purposes of the tax rules applicable to interest expense limitations under Section 163(j). Such treatment by the Shareholder is generally subject to holding period requirements and other potential limitations, although the holding period requirements are generally not applicable to dividends declared by money market funds and certain other funds that declare dividends daily and pay such dividends on a monthly or more frequent basis. The amount that the Fund is eligible to report as a Section 163(j) dividend for a tax year is generally limited to the excess of the Fund’s business interest income over the sum of the Fund’s (i) business interest expense and (ii) other deductions properly allocable to the Fund’s business interest income.
Distributions made by the Fund to a corporate Shareholder will qualify for the dividends-received deduction only to the extent that the distributions consist of qualifying dividends received by the Fund. In addition, any portion of the Fund’s dividends otherwise qualifying for the dividends-received deduction will be disallowed or reduced if the corporate Shareholder fails to satisfy certain requirements, including a holding period requirement, with respect to its Shares. Distributions of “qualified dividend income” to an individual or other non-corporate Shareholder will be treated as “qualified dividend income” to such Shareholder and generally will be taxed at long-term capital gain rates, provided the Shareholder satisfies the applicable holding period and other requirements. “Qualified dividend income” generally includes dividends from domestic corporations and dividends from foreign corporations that meet certain specified criteria. Given the Fund’s investment strategy, it is not expected that a significant portion of the distributions made by the Fund will be eligible for the dividends-received deduction or the reduced rates applicable to “qualified dividend income.”
If a person acquires Shares shortly before the record date of a distribution, the price of the Shares may include the value of the distribution, and the person will be subject to tax on the distribution even though economically it may represent a return of his, her or its investment in such Shares.
Distributions paid by the Fund generally will be treated as received by a Shareholder at the time the distribution is made. However, the Fund may, under certain circumstances, elect to treat a distribution that is paid during the following tax year as if it had been paid during the tax year in which the income or gains supporting the distribution was earned. If the Fund makes such an election, the Shareholder will still be treated as receiving the distribution in the tax year in which the distribution is received. In this instance, however, any distribution declared by the Fund in October, November or December of any calendar year, payable to Shareholders of record on a specified date in such a month and actually paid during January of the following calendar year, will be treated for tax purposes as if it had been received by Shareholders on December 31 of the calendar year in which the distribution was declared.
The Fund (or if a Shareholder holds Shares through an intermediary, such intermediary) will send to its Shareholders, as promptly as possible after the end of each calendar year the U.S. federal tax status of

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distributions, including the amounts includible in such Shareholder’s taxable income for such year as ordinary income and as long-term capital gain. In addition, the federal tax status of each year’s distributions generally will be reported to the IRS, including the amount of distributions, if any, eligible for the preferential maximum rate generally applicable to long-term capital gains. Shareholders receiving distributions in the form of additional Shares will receive a report as to the NAV of those Shares. Distributions paid by the Fund generally will not be eligible for the corporate dividends received deduction or the preferential tax rate applicable to Qualifying Dividends because the Fund’s income generally will not consist of dividends.
Distributions may also be subject to additional state, local and foreign taxes depending on a Shareholder’s particular situation.
Sale or Exchange of Shares
The repurchase or transfer of Shares may result in a taxable gain or loss to the tendering Shareholder. Different tax consequences may apply for tendering and non-tendering Shareholders in connection with a repurchase offer. For example, if a Shareholder does not tender all of his or her Shares, such repurchase may not be treated as a sale or exchange for U.S. federal income tax purposes, and may result in deemed distributions to non-tendering Shareholders. On the other hand, Shareholders holding Shares as capital assets who tender all of their Shares (including Shares deemed owned by Shareholders under constructive ownership rules) will be treated as having sold their Shares and generally will recognize capital gain or loss. The amount of the gain or loss will be equal to the difference between the amount received for the Shares and the Shareholder’s adjusted tax basis in the relevant Shares. Such gain or loss generally will be a long-term capital gain or loss if the Shareholder has held such Shares as capital assets for more than one year. Otherwise, the gain or loss will be treated as short-term capital gain or loss.
Losses realized by a Shareholder on the sale or exchange of Shares held as capital assets for six months or less will be treated as long-term capital losses to the extent of any distribution of long-term capital gains received (or deemed received, as discussed above) with respect to such Shares. In addition, no loss will be allowed on a sale or other disposition of Shares if the Shareholder acquires (including through reinvestment of distributions or otherwise) Shares, or enters into a contract or option to acquire Shares, within 30 days before or after any disposition of such Shares at a loss. In such a case, the basis of the Shares acquired will be adjusted to reflect the disallowed loss. Under current law, net capital gains recognized by non-corporate Shareholders are generally subject to U.S. federal income tax at lower rates than the rates applicable to ordinary income.
In general, Shareholders currently are generally subject to a maximum federal income tax rate of either 15% or 20% (depending on whether the Shareholder’s income exceeds certain threshold amounts) on their net capital gain (i.e., the excess of realized net long-term capital gains over realized net short-term capital losses), including any long-term capital gain derived from an investment in Shares. Such rate is lower than the maximum rate on ordinary income currently payable by individuals. Corporate Shareholders currently are subject to U.S. federal income tax on net capital gain at the maximum rate also applied to ordinary income (currently at 21%). Non-corporate Shareholders with net capital losses for a tax year (i.e., capital losses in excess of capital gains) generally may deduct up to $3,000 of such losses against their ordinary income each tax year. Any net capital losses of a non-corporate Shareholder in excess of $3,000 generally may be carried forward and used in subsequent tax years as provided in the Code. Corporate Shareholders generally may not deduct any net capital losses for a tax year, but may carry back such losses for three tax years or carry forward such losses for five tax years.
An additional 3.8% Medicare tax is imposed on certain net investment income (including ordinary dividends and capital gain distributions received from the Fund and net gains from redemptions or other taxable dispositions of Shares) of U.S. individuals, estates and trusts to the extent that such person’s “modified adjusted gross income” (in the case of an individual) or “adjusted gross income” (in the case of an estate or trust) exceeds certain threshold amounts. U.S. persons that are individuals, estates or trusts are urged to consult their tax advisors regarding the applicability of this tax to their income and gains in respect of their investment in the Fund.
Under U.S. Treasury regulations, if a Shareholder recognizes losses with respect to Shares of $2 million or more for an individual Shareholder or $10 million or more for a corporate Shareholder, the Shareholder

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must file with the IRS a disclosure statement on IRS Form 8886. Direct shareholders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, shareholders of a RIC are not excepted. Future guidance may extend the current exception from this reporting requirement to shareholders of most or all RICs. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Shareholders should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.
Reporting of adjusted cost basis information is required for covered securities, which generally include shares of a RIC acquired after January 1, 2012, to the IRS and to taxpayers. Shareholders should contact their Financial Intermediaries with respect to reporting of cost basis and available elections for their accounts.
Backup Withholding and Information Reporting
Information returns will be filed with the IRS in connection with payments on Shares and the proceeds from a sale or other disposition of Shares. A Shareholder will be subject to backup withholding on all such payments if it fails to provide the payor with its correct taxpayer identification number (generally, in the case of a U.S. resident Shareholder, on an IRS Form W-9) and to make required certifications or otherwise establish an exemption from backup withholding. Corporate Shareholders and certain other Shareholders generally are exempt from backup withholding. Backup withholding is not an additional tax. Any amounts withheld as backup withholding may be credited against the applicable Shareholder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.
Taxation of Non-U.S. Shareholders
Whether an investment in the Fund is appropriate for a non-U.S. Shareholder (as defined below) will depend upon that investor’s particular circumstances. An investment in the Fund by a non-U.S. Shareholder may have adverse tax consequences. Non-U.S. Shareholders should consult their tax advisors before investing in Shares.
The U.S. federal income taxation of a Shareholder that is a nonresident alien individual, a foreign trust or estate or a foreign corporation, as defined for U.S. federal income tax purposes (a “non-U.S. Shareholder”), depends on whether the income that the Shareholder derives from the Fund is “effectively connected” with a U.S. trade or business carried on by the Shareholder.
If the income that a non-U.S. Shareholder derives from the Fund is not “effectively connected” with a U.S. trade or business carried on by such non-U.S. Shareholder, distributions of “investment company taxable income” will generally be subject to a U.S. federal withholding tax at a rate of 30% (or a lower rate provided under an applicable treaty). Alternatively, if the income that a non-U.S. Shareholder derives from the Fund is effectively connected with a U.S. trade or business of the non-U.S. Shareholder, the Fund will not be required to withhold U.S. federal tax if the non-U.S. Shareholder complies with applicable certification and disclosure requirements, although such income will be subject to U.S. federal income tax in the manner described below and at the rates applicable to U.S. residents. Backup withholding will not, however, be applied to payments that have been subject to this 30% withholding tax applicable to non-U.S. Shareholders.
A non-U.S. Shareholder whose income from the Fund is not “effectively connected” with a U.S. trade or business will generally be exempt from U.S. federal income tax on capital gains distributions, any amounts retained by the Fund that are designated as undistributed capital gains and any gains realized upon the sale or exchange of Shares. If, however, such a non-U.S. Shareholder is a nonresident alien individual and is physically present in the United States for 183 days or more during the tax year and meets certain other requirements such capital gains distributions, undistributed capital gains and gains from the sale or exchange of Shares will be subject to a 30% U.S. tax.
Furthermore, properly reported distributions by the Fund and received by non-U.S. Shareholders are generally exempt from U.S. federal withholding tax when they (a) are paid by the Fund in respect of the Fund’s “qualified net interest income” (i.e., the Fund’s U.S. source interest income, subject to certain exceptions, reduced by expenses that are allocable to such income), or (b) are paid by the Fund in connection with the Fund’s “qualified short-term capital gains” (generally, the excess of the Fund’s net short-term capital gains over the Fund’s long-term capital losses for such tax year). However, depending on the circumstances, the Fund may report all, some or none of the Fund’s potentially eligible distributions as

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derived from such qualified net interest income or from such qualified short-term capital gains, and a portion of such distributions (e.g., derived from interest from non-U.S. sources or any foreign currency gains) would be ineligible for this potential exemption from withholding. Moreover, in the case of Shares held through an intermediary, the intermediary may have withheld amounts even if the Fund reported all or a portion of a distribution as exempt from U.S. federal withholding tax. To qualify for this exemption from withholding, a non-U.S. Shareholder must comply with applicable certification requirements relating to its non-U.S. tax residency status (including, in general, furnishing an IRS Form W-8BEN, IRS Form W-8BEN-E, IRS Form W-8ECI, IRS Form W-8IMY or IRS Form W-8EXP, or an acceptable substitute or successor form). Thus, an investment in the Shares by a non-U.S. Shareholder may have adverse tax consequences as compared to a direct investment in the assets in which the Fund will invest.
If the income from the Fund is “effectively connected” with a U.S. trade or business carried on by a non-U.S. Shareholder, any distributions of “investment company taxable income,” capital gains distributions, amounts retained by the Fund that are designated as undistributed capital gains and any gains realized upon the sale or exchange of Shares will be subject to U.S. income tax, on a net income basis, in the same manner, and at the graduated rates applicable to, U.S. persons. If such a non-U.S. Shareholder is a corporation, it may also be subject to the U.S. branch profits tax.
A non-U.S. Shareholder other than a corporation may be subject to backup withholding on net capital gains distributions that are otherwise exempt from withholding tax or on distributions that would otherwise be taxable at a reduced treaty rate if such Shareholder does not certify its non-U.S. status under penalties of perjury or otherwise establish an exemption.
If the Fund distributes net capital gains in the form of deemed rather than actual distributions, a non-U.S. Shareholder will be entitled to a U.S. federal income tax credit or tax refund equal to the Shareholder’s allocable share of the tax the Fund pays on the capital gains deemed to have been distributed. To obtain the refund, the non-U.S. Shareholder must obtain a U.S. taxpayer identification number and file a federal income tax return even if the non-U.S. Shareholder would not otherwise be required to obtain a U.S. taxpayer identification number or file a federal income tax return.
Under the Foreign Account Tax Compliance Act provisions of the Code, the Fund is required to withhold U.S. tax (at a 30% rate) on payments of taxable dividends made to certain non-U.S. entities that fail to comply (or be deemed compliant) with extensive reporting and withholding requirements in the Code designed to inform the U.S. Department of the Treasury of U.S.-owned foreign investment accounts. Shareholders may be requested to provide additional information to the Fund to enable the Fund to determine whether withholding is required.
The tax consequences to a non-U.S. Shareholder entitled to claim the benefits of an applicable tax treaty may differ from those described herein. Non-U.S. Shareholders are advised to consult their tax advisors with respect to the particular tax consequences to them of an investment in the Fund, including the potential application of the U.S. estate tax.
Other Taxes
Shareholders may be subject to state, local and non-U.S. taxes applicable to their investment in the Fund. In those states or localities, entity-level tax treatment and the treatment of distributions made to Shareholders under those jurisdictions’ tax laws may differ from the treatment under the Code. Accordingly, an investment in Shares may have tax consequences for Shareholders that are different from those of a direct investment in the Fund’s portfolio investments. Shareholders are advised to consult their tax advisors with respect to the particular tax consequences to them of an investment in the Fund.

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ERISA CONSIDERATIONS
Employee benefit plans and other plans subject to ERISA or Section 4975 of the Code, including corporate savings and 401(k) plans, IRAs and Keogh Plans (each, a “Plan”). may purchase Shares. ERISA imposes certain general and specific responsibilities on persons who are fiduciaries with respect to a Plan that is subject to ERISA, including prudence, diversification, prohibited transactions and other standards, and Section 4975 of the Code imposes prohibited transaction restrictions on persons who are fiduciaries with respect to a Plan that is subject to Section 4975 of the Code. Because the Fund is registered as an investment company under the 1940 Act, the underlying assets of the Fund will not be considered to be “plan assets” of any Plan investing in the Fund for purposes of the fiduciary responsibility and prohibited transaction rules under Title I of ERISA or Section 4975 of the Code. Thus, none of the Fund or the Advisers will be a fiduciary within the meaning of ERISA or Section 4975 of the Code with respect to the assets of any Plan that becomes a Shareholder, solely as a result of the Plan’s investment in the Fund.
The provisions of ERISA and Section 4975 of the Code are subject to extensive and continuing administrative and judicial interpretation and review. The discussion of ERISA and Section 4975 of the Code contained herein is, of necessity, general and may be affected by future publication of regulations and rulings. Potential investors should consult their legal advisers regarding the consequences under ERISA and/or the Code of an investment in the Fund through a Plan.

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ANTI-TAKEOVER PROVISIONS IN THE DECLARATION OF TRUST
The Declaration of Trust includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund or to change the composition of the Board. These provisions may have the effect of discouraging attempts to acquire control of the Fund, which attempts could have the effect of increasing the expenses of the Fund and interfering with the normal operation of the Fund. The Trustees are elected for indefinite terms and do not stand for reelection. A Trustee may be removed from office (i) with cause only by a written instrument signed or adopted by two-thirds of the remaining Trustees; or (ii) without cause only by a written instrument signed or adopted by all of the remaining Trustees. The Declaration of Trust does not contain any other specific inhibiting provisions that would operate only with respect to an extraordinary transaction such as a merger, reorganization, tender offer, sale or transfer of substantially all of the Fund’s asset, or liquidation. Reference should be made to the Declaration of Trust on file with the SEC for the full text of these provisions.

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PLAN OF DISTRIBUTION
ALPS Distributors, Inc., located at 1290 Broadway, Suite 1000, Denver, CO 80203, serves as the Fund’s principal underwriter and acts as the Distributor of the Fund’s Shares on a best efforts basis, subject to various conditions. Class L Shares are offered for sale through the Distributor at NAV plus the applicable sales load. The Distributor also may enter into agreements with Financial Intermediaries for the sale and servicing of the Fund’s Shares. The Fund offers on a continuous basis an unlimited number of shares of beneficial interest through the Distributor. No arrangement has been made to place funds received in an escrow, trust or similar account. The Distributor is not required to sell any specific number or dollar amount of the Fund’s Shares but will use its best efforts to solicit orders for the purchase of the Shares. Shares of the Fund will not be listed on any national securities exchange and the Distributor will not act as a market marker in Shares. Class L Shares will pay to the Distributor a Distribution Fee that will accrue at an annual rate equal to 0.25% of the Fund’s average daily net assets attributable to Class L Shares and is payable on a quarterly basis.
The Distributor has entered into a wholesale marketing agreement with CION Securities, a registered broker-dealer and an affiliate of CION. Pursuant to the terms of the wholesale marketing agreement, CION Securities will seek to market and otherwise promote the Fund through various wholesale distribution channels, including, but not limited to, regional and independent retail broker-dealers and registered investment advisers.
CION Securities has also entered into a dealer manager agreement with the Fund pursuant to which CION Securities has agreed to provide certain marketing and wholesale services in consideration of its receipt of the dealer manager fee.
The Advisers or their affiliates, in the Advisers’ discretion and from their own resources, may pay Additional Compensation to Financial Intermediaries in connection with the sale of Shares. In return for the Additional Compensation, the Fund may receive certain marketing advantages including access to a Financial Intermediaries’ registered representatives, placement on a list of investment options offered by a Financial Intermediary, or the ability to assist in training and educating the Financial Intermediaries. The Additional Compensation may differ among Financial Intermediaries in amount or in the manner of calculation: payments of Additional Compensation may be fixed dollar amounts, or based on the aggregate value of outstanding Shares held by Shareholders introduced by the Financial Intermediary, or determined in some other manner. The receipt of Additional Compensation by a selling Financial Intermediary may create potential conflicts of interest between an investor and its Financial Intermediary who is recommending the Fund over other potential investments. Additionally, the Fund pays a servicing fee to the Financial Intermediaries or financial institutions and for providing ongoing services in respect of clients with whom it has distributed shares of the Fund. Such services may include electronic processing of client orders, electronic fund transfers between clients and the Fund, account reconciliations with the Fund’s transfer agent, facilitation of electronic delivery to clients of Fund documentation, monitoring client accounts for back-up withholding and any other special tax reporting obligations, maintenance of books and records with respect to the foregoing, and such other information and ongoing liaison services as the Fund or the Advisers may reasonably request.
The Fund and the Advisers have agreed to indemnify the Distributor against certain liabilities, including liabilities under the 1933 Act, or to contribute to payments the Distributor may be required to make because of any of those liabilities. Such agreement does not include indemnification of the Distributor against liability resulting from willful misfeasance, bad faith or negligence on the part of the Distributor in the performance of its duties or from reckless disregard by the Distributor of its obligations and duties under the Distribution Agreement.
Purchasing Shares
Investors may purchase Shares directly from the Fund in accordance with the instructions below. Investors will be assessed fees for returned checks and stop payment orders at prevailing rates charged by SS&C GIDS, Inc. The returned check and stop payment fee is currently $25. Investors may buy and sell Shares of the Fund through Financial Intermediaries. Orders will be priced at the appropriate price next computed after it is received by a Financial Intermediary and accepted by the Fund. A Financial Intermediary may hold Shares in an omnibus account in the Financial Intermediary’s name or the Financial

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Intermediary may maintain individual ownership records. The Fund may pay the Financial Intermediary for maintaining individual ownership records as well as providing other shareholder services. Financial Intermediaries may charge fees for the services they provide in connection with processing your transaction order or maintaining an investor’s account with them. Investors should check with their Financial Intermediary to determine if it is subject to these arrangements. Financial Intermediaries are responsible for placing orders correctly and promptly with the Fund, forwarding payment promptly. Orders transmitted with a Financial Intermediary before the close of regular trading (generally 4:00 p.m., Eastern Time) on a day that the NYSE is open for business, will be priced based on the Fund’s NAV next computed after it is received by the Financial Intermediary.
Investors may purchase Shares through a broker-dealer or Financial Intermediary that may establish different minimum investment requirements than the Fund and may also independently charge transaction fees and additional amounts (which may vary) in return for its services, which will reduce an investor’s return. Shares purchased through a broker-dealer or Financial Intermediary will normally be held in an investor’s account with that firm.
The availability of sales charge waivers, discounts, and/or breakpoints may depend on the particular Financial Intermediary or type of account through which an investor purchases or holds Shares. Investors should contact their Financial Intermediary for more information regarding applicable sales charge waivers and discounts available to them and the Financial Intermediary’s related policies and procedures.
If an investment is made through an IRA, Keogh plan or 401(k) plan, an approved trustee must process and forward the subscription to the Fund. In such case, the Fund will send the confirmation and notice of its acceptance to the trustee.
By Mail
To make an initial purchase by mail, complete an account application and mail the application, together with a check made payable to CION Ares Diversified Credit Fund to:
Regular Mail:
CION Ares Diversified Credit Fund
SS&C GIDS, Inc.
P.O. Box 219422
Kansas City, MO 64121-9422
Overnight Mail:
Please call 1-888-729-4266 for the overnight mailing address.
All checks must be in US Dollars drawn on a domestic bank. The Fund will not accept payment in cash or money orders. The Fund may accept cashier’s checks in amounts greater than $10,000. To prevent check fraud, the Fund will neither accept third party checks, Treasury checks, credit card checks, traveler’s checks or starter checks for the purchase of shares, nor post-dated checks, postdated on-line bill pay checks, or any conditional purchase order or payment.
The transfer agent will charge a $25 fee against an investor’s account, in addition to any loss sustained by the Fund, for any payment that is returned. It is the policy of the Fund not to accept applications under certain circumstances or in amounts considered disadvantageous to Shareholders. The Fund reserves the right to reject any application.
By Wire — Initial Investment
To make an initial investment in the Fund, the transfer agent must receive a completed account application from a Financial Intermediary before an investor wires funds. The Financial Intermediary may mail or overnight deliver an account application to the transfer agent. Upon receipt of the completed account application, the transfer agent will establish an account. The account number assigned will be required as part of the instruction that should be provided to an investor’s bank to send the wire. An investor’s bank must include both the name of the Fund, the account number, and the investor’s name so that monies can be correctly applied. If you wish to wire money to make an investment in the Fund, please call the Fund at 800-343-3736 for wiring instructions and to notify the Fund that a wire transfer is coming. Any commercial bank can transfer same-day funds via wire. The Fund will normally accept wired funds for investment on

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the day received if they are received by the Fund’s designated bank before the close of regular trading on the NYSE. Your bank may charge you a fee for wiring same-day funds. The bank should transmit funds by wire to:
ABA #: 101 000 695
Credit: UMB Bank, NA
Account #: 9872291549
Further Credit:
CION Ares Diversified Credit Fund
(shareholder registration)
(shareholder account number)
Automatic Investment Plan — Subsequent Investments
You may participate in the Fund’s Automatic Investment Plan, an investment plan that automatically moves money from your bank account and invests it in the Fund through the use of electronic funds transfers or automatic bank drafts. You may elect to make subsequent investments by transfers of a minimum of $100 for regular accounts and $50 for retirement plan accounts on specified days of each month into your established Fund account. Please contact your registered representative/investment advisor for more information about the Fund’s Automatic Investment Plan.
In compliance with the USA Patriot Act of 2001, SS&C GIDS, Inc. will verify certain information on each account application as part of the Fund’s Anti-Money Laundering Program. As requested on the application, investors must supply full name, date of birth, social security number and permanent street address. Mailing addresses containing only a P.O. Box will not be accepted. Registered representatives/investment advisors may call Investor Relations at 888-729-4266 for additional assistance when completing an application.
If SS&C GIDS, Inc. does not have a reasonable belief of the identity of a customer, the account will be rejected or the customer will not be allowed to perform a transaction on the account until such information is received. The Fund also may reserve the right to close the account within 5 business days if clarifying information/documentation is not received.
Purchase Terms
The minimum initial purchase by an investor is $2,500 for regular accounts and $1,000 for retirement plan accounts. The Fund reserves the right to waive investment minimums. The Fund’s Class L Shares are offered for sale through its Distributor at NAV plus the applicable sales load. The price of the Class L Shares during the Fund’s continuous offering will fluctuate over time with the NAV of the Shares.
Converting Shares
Investors eligible to purchase Class I Shares may convert Class L Shares to Class I Shares. Class L Shares will automatically convert into Class I Shares if the total sales charge would otherwise exceed the limits of FINRA Rule 2341. Class I Shares are not subject to any upfront sales charge. Class I Shares are not subject to a distribution fee, shareholder servicing fees, or contingent deferred sales charge. Class I Shares may only be available through certain Financial Intermediaries. For all accounts, Class I Shares require a minimum investment of $1,000,000, while subsequent investments may be made with any amount. The Fund reserves the right to waive the investment minimum.
You can process your conversion by contacting your Financial Intermediary. You may also send conversion requests to the Fund’s transfer agent, SS&C GIDS, Inc., by mail to CION Ares Diversified Credit Fund c/o SS&C GIDS, Inc., P.O. Box 219422, Kansas City, MO 64121-9422 or by calling the toll free number 888-729-4266.
As of the date of this Prospectus, the Fund is the only fund managed by CAM. To the extent that CAM manages other funds in the future, Shareholders may be permitted to move their investment in Shares of the Fund into such other funds in connection with the Fund’s quarterly repurchases. In this case, rather than tendering shares for cash, a Fund Shareholder would elect to have the dollar value of its Shares accepted for purchases of shares of another CAM-managed fund. Such conversions would occur in conjunction

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with quarterly repurchases made by the Fund and would be subject to those repurchase offer risks, such as the risk that Shareholders may be unable to liquidate all or a given percentage of their investment in the Fund during a particular repurchase offer, that are described elsewhere in this Prospectus.
A conversion of shares of one Class directly for shares of another Class of the Fund normally should not be taxable for federal income tax purposes. You should consult your tax advisor before making a conversion.
Share Class Considerations
When selecting a share class, you should consider the following:
•
which share classes are available to you;

•
how much you intend to invest;

•
how long you expect to own the shares; and

•
total costs and expenses associated with a particular share class.

Each investor’s financial considerations are different. You should speak with your financial advisor to help you decide which share class is best for you. Not all Financial Intermediaries offer all classes of Shares. If your Financial Intermediary offers more than one class of Shares, you should carefully consider which class of Shares to purchase.
Class L Shares
Investors purchasing Class L Shares may pay a sales load based on the amount of their investment in the Fund. The sales load payable by each investor depends upon the amount invested by such investor in the Fund, but may range from 1.00% to 4.25%, as set forth below. A reallowance to participating broker-dealers may be made by the Distributor from the sales load paid by each investor. A portion of the sales load, up to 0.75%, is paid to CION Securities (the “Dealer Manager Fee”). The following sales loads apply to your purchases of shares of the Fund:
Amount Purchased	Dealer Reallowance*	Dealer Manager Fee	Sales Load as % of Offering Price	Sales Load as % of Amount Invested
Under $250,000	3.50%	0.75%	4.25%	4.44%
$250,000 – $499,999	2.50%	0.75%	3.25%	3.36%
$500,000 – $999,999	1.50%	0.50%	2.00%	2.04%
$1,000,000 and Above	1.00%	0.25%	1.25%	1.27%

*
Gross Dealer Concession paid to participating broker-dealers.

You may be able to buy Class L Shares without a sales charge (i.e., “load-waived”) when you are:
•
reinvesting dividends or distributions;

•
a current or former Trustee of the Fund;

•
an employee (including the employee’s spouse, domestic partner, children, grandchildren, parents, grandparents, siblings or any dependent of the employee, as defined in Section 152 of the Code) of the Fund’s Adviser or its affiliates or of a broker-dealer authorized to sell shares of the Fund;

•
purchasing shares through the Fund’s Adviser;

•
purchasing shares through a financial services firm that has a special arrangement with the Fund; or

•
participating in an investment advisory or agency commission program under which you pay a fee to an investment adviser or other firm for portfolio management or brokerage services.

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The following are additional features that should be taken into account when purchasing Class L Shares:
•
a minimum initial investment of $2,500 for regular accounts and $1,000 for retirement plan accounts, and a minimum subsequent investment of at least $100 for regular accounts and $50 for retirement plan accounts (the Fund reserves the right to waive investment minimums);

•
a quarterly shareholder servicing fee at an annual rate of up to 0.25% of the average daily net assets of the Fund attributable to Class L Shares; and

•
a Distribution Fee which will accrue at an annual rate equal to 0.25% of the average daily net assets of the Fund attributable to Class L Shares.

Right of Accumulation
For the purposes of determining the applicable reduced sales charge, the right of accumulation allows you to include prior purchases of Class L Shares of the Fund as part of your current investment as well as reinvested dividends. To qualify for this option, you must be either:
•
an individual;

•
an individual and spouse purchasing shares for your own account or trust or custodial accounts for your minor children; or

•
a fiduciary purchasing for any one trust, estate or fiduciary account, including employee benefit plans created under Sections 401, 403 or 457 of the Code, including related plans of the same employer.

If you plan to rely on this right of accumulation, you must notify the Fund’s distributor at the time of your purchase. You will need to give the Distributor your account numbers. Existing holdings of family members or other related accounts of a Shareholder may be combined for purposes of determining eligibility. If applicable, you will need to provide the account numbers of your spouse and your minor children as well as the ages of your minor children.
Letter of Intent
The letter of intent allows you to count all investments within a 13-month period in Class L Shares of the Fund as if you were making them all at once for the purposes of calculating the applicable reduced sales charges. The minimum initial investment under a letter of intent is 5% of the total letter of intent amount. The letter of intent does not preclude the Fund from discontinuing sales of its shares. You may include a purchase not originally made pursuant to a letter of intent under a letter of intent entered into within 90 days of the original purchase. To determine the applicable sales charge reduction, you also may include (1) the cost of Class L Shares of the Fund which were previously purchased at a price including a front end sales charge during the 90-day period prior to the Distributor receiving the letter of intent, and (2) the historical cost of shares of other Funds you currently own acquired in exchange for Class L Shares, respectively, the Fund purchased during that period at a price including a front-end sales charge. You may combine purchases and exchanges by family members (as defined by your Financial Intermediary) for purposes of the letter of intent. You should retain any records necessary to substantiate historical costs because the Fund, the transfer agent and any Financial Intermediaries may not maintain this information. Shares acquired through reinvestment of dividends are not aggregated to achieve the stated investment goal.
Shareholder Service Expenses
The Fund has adopted a “Shareholder Services Plan” with respect to its Class L Shares under which the Fund may compensate financial industry professionals for providing ongoing services in respect of clients with whom they have distributed shares of the Fund. Such services may include electronic processing of client orders, electronic fund transfers between clients and the Fund, account reconciliations with the Fund’s transfer agent, facilitation of electronic delivery to clients of Fund documentation, monitoring client accounts for back-up withholding and any other special tax reporting obligations, maintenance of books and records with respect to the foregoing, and such other information and liaison services as the Fund or the Advisers may reasonably request.

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Under the Shareholder Services Plan, the Fund, with respect to Class L Shares, may incur expenses on an annual basis equal up to 0.25% of its average net assets attributable to Class L Shares.
Distribution Plan
The Fund, with respect to its Class L Shares, is authorized under a “Distribution Plan” to pay to the Distributor a Distribution Fee for certain activities relating to the distribution of shares to investors. These activities include marketing and other activities to support the distribution of Class L Shares. The Plan operates in a manner consistent with Rule 12b-1 under the 1940 Act, which regulates the manner in which an open-end investment company may directly or indirectly bear the expenses of distributing its shares. Although the Fund is not an open-end investment company, it has undertaken to comply with the terms of Rule 12b-1 as a condition of an exemptive order under the 1940 Act which permits it to have asset based distribution fees. Under the Distribution Plan, the Fund pays the Distributor a Distribution Fee at an annual rate of 0.25% of average daily net assets attributable to Class L Shares.
About the Distributor
ALPS Distributors, Inc., located at 1290 Broadway, Suite 1000, Denver, CO 80203, serves as distributor of the Fund’s Shares.

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DISTRIBUTIONS
The Fund intends to make a distribution each month to its Shareholders of the net investment income of the Fund after payment of Fund operating expenses. The dividend rate may be modified by the Board from time to time. Distributions can only be made from net investment income after paying any accrued dividends to holders of Preferred Shares.
To the extent that any portion of the Fund’s monthly distributions are considered a return of capital to Shareholders, such portion would not be considered dividends for U.S. federal income tax purposes, and would represent a return of the amounts that such Shareholders invested. Although such return of capital distributions are not currently taxable to Shareholders, such distributions will have the effect of lowering a Shareholder’s tax basis in such Shares, and could result in a higher tax liability when the Shares are sold, even if they have not increased in value, or in fact, have lost value. The Fund’s final distribution for each tax year is expected to include any remaining investment company taxable income and net tax-exempt income undistributed during the tax year, as well as any undistributed net capital gain realized during the tax year. If the total distributions made in any tax year exceed investment company taxable income, net tax-exempt income and net capital gain, such excess distributed amount would be treated as ordinary dividend income to the extent of the Fund’s current and accumulated earnings and profits. This distribution policy, may, under certain circumstances, have adverse consequences to the Fund and its Shareholders because it may result in a return of capital resulting in less of a Shareholder’s assets being invested in the Fund and, over time, increase the Fund’s expense ratio. The distribution policy also may cause the Fund to sell securities at a time it would not otherwise do so to manage the distribution of income and gain. The initial distribution will be declared on date determined by the Board.
Each year, a statement on Form 1099-DIV identifying the sources of the distributions (i.e., paid from ordinary income, paid from net capital gains on the sale of securities, and/or a return of capital, which is a nontaxable distribution) will be furnished to Shareholders subject to IRS reporting. Fund ordinary distributions may exceed the Fund’s earnings, especially during the period before the Fund has substantially invested the proceeds from this offering. To the extent that the Fund pays distributions to Shareholders using proceeds it receives from Fund distributions, such distributions generally would constitute a return of investor capital and generally will lower an investor’s tax basis in his or her Shares. A return of capital generally is a return of an investor’s investment rather than a return of earnings or gains derived from the Fund’s investment activities. There can be no assurance that the Fund will be able to pay distributions at a specific rate or at all.
As discussed in the “Tax Aspects” section, to qualify for and maintain RIC tax treatment, the Fund is required to distribute on a timely basis with respect to each tax year dividends for U.S. federal income tax purposes of an amount at least equal to the sum of 90% of “investment company taxable income” and net tax-exempt interest income, determined without regard to any deduction for dividends paid, for such tax year. To avoid certain excise taxes imposed on RICs, the Fund is required to distribute in respect of each calendar year dividends of an amount at least equal to the sum of (1) 98% of ordinary income (taking into account certain deferrals and elections) for the calendar year, (2) 98.2% of capital gain net income (adjusted for certain ordinary losses) generally for the one-year period ending on October 31 of the calendar year and (3) any ordinary income and capital gain net income for previous calendar years that were not distributed during such calendar years and on which the Fund paid no U.S. federal income tax. The Fund can offer no assurance that it will achieve results that will permit the payment of any cash distributions. If the Fund issues senior securities, the Fund will be prohibited from making distributions if doing so causes it to fail to maintain the asset coverage ratios stipulated by the 1940 Act or if distributions are limited by the terms of any of the Fund’s borrowings. Any such limitations would adversely impact the Fund’s ability to make distributions to Shareholders.
Dividend Reinvestment Plan
The Fund operates under the DRP administered by SS&C GIDS, Inc. Pursuant to the plan, the Fund’s Distributions, net of any applicable U.S. withholding tax, are reinvested in the same class of shares of the Fund.
Shareholders automatically participate in the DRP, unless and until an election is made to withdraw from the plan on behalf of such participating Shareholder. A Shareholder who does not wish to have

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Distributions automatically reinvested may terminate participation in the DRP at any time by written instructions to that effect to SS&C GIDS, Inc. Shareholders who elect not to participate in the DRP will receive all distributions in cash paid to the Shareholder of record (or, if the shares are held in street or other nominee name, then to such nominee). Such written instructions must be received by the SS&C GIDS, Inc. 30 days prior to the record date of the Distribution or the Shareholder will receive such Distribution in shares through the DRP. Under the DRP, the Fund’s Distributions to Shareholders are automatically reinvested in full and fractional Shares as described below.
When the Fund declares a Distribution, SS&C GIDS, Inc., on the Shareholder’s behalf, will receive additional authorized shares from the Fund either newly issued or repurchased from Shareholders by the Fund and held as treasury stock. The number of shares to be received when Distributions are reinvested will be determined by dividing the amount of the Distribution by the Fund’s NAV per share.
SS&C GIDS, Inc. will maintain all Shareholder accounts and furnish written confirmations of all transactions in the accounts, including information needed by Shareholders for personal and tax records. SS&C GIDS, Inc. will hold shares in the account of the Shareholders in non-certificated form in the name of the participant, and each Shareholder’s proxy, if any, will include those shares purchased pursuant to the DRP. Each participant, nevertheless, has the right to request certificates for whole and fractional shares owned. The Fund will issue certificates in its sole discretion. SS&C GIDS, Inc. will distribute all proxy solicitation materials, if any, to participating Shareholders.
In the case of Shareholders, such as banks, brokers or nominees, that hold shares for others who are beneficial owners participating under the DRP, SS&C GIDS, Inc. will administer the DRP on the basis of the number of shares certified from time to time by the record Shareholder as representing the total amount of shares registered in the Shareholder’s name and held for the account of beneficial owners participating under the DRP.
Neither SS&C GIDS, Inc. nor the Fund shall have any responsibility or liability beyond the exercise of ordinary care for any action taken or omitted pursuant to the DRP, nor shall they have any duties, responsibilities or liabilities except such as expressly set forth herein. Neither shall they be liable hereunder for any act done in good faith or for any good faith omissions to act, including, without limitation, failure to terminate a participant’s account prior to receipt of written notice of his or her death or with respect to prices at which shares are purchased or sold for the participants account and the terms on which such purchases and sales are made, subject to applicable provisions of the federal securities laws.
The automatic reinvestment of Dividends will not relieve participants of any federal, state or local income tax that may be payable (or required to be withheld) on such Dividends. See “Tax Aspects.”
The Fund reserves the right to amend or terminate the DRP. There is no direct service charge to participants with regard to purchases under the DRP; however, the Fund reserves the right to amend the DRP to include a service charge payable by the participants.
All correspondence concerning the DRP should be directed to SS&C GIDS, Inc. at CION Ares Diversified Credit Fund c/o SS&C GIDS, Inc., P.O. Box 219422, Kansas City, MO 64121-9422. Certain transactions can be performed by calling the toll free number 888-729-4266.

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FISCAL YEAR; REPORTS
For accounting purposes, the Fund’s fiscal year and tax year end on December 31. As soon as practicable after the end of each calendar year, a statement on Form 1099-DIV identifying the sources of the distributions paid by the Fund to Shareholders for tax purposes will be furnished to Shareholders subject to IRS reporting. In addition, the Fund will prepare and transmit to Shareholders an unaudited semi-annual and an audited annual report within 60 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act.

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PRIVACY NOTICE
We are committed to maintaining the privacy of our Shareholders and to safeguarding their nonpublic personal information. The following information is provided to help you understand what personal information we collect, how we protect that information and why, in certain cases, we may share information with select other parties.
Generally, we will not receive any non-public personal information about Shareholders of the common shares of the Fund, although certain of our Shareholders’ non-public information may become available to us. The non-public personal information that we may receive falls into the following categories:
•
Information we receive from Shareholders, whether we receive it orally, in writing or electronically. This includes Shareholders’ communications to us concerning their investment;

•
Information about Shareholders’ transactions and history with us; or

•
Other general information that we may obtain about Shareholders, such as demographic and contact information such as address.

We do not disclose any non-public personal information about Shareholders, except:

•
to our affiliates (such as our investment adviser) and their employees that have a legitimate business need for the information;

•
to our service providers (such as our administrator, accountants, attorneys, custodians, transfer agent, underwriter and proxy solicitors) and their employees as is necessary to service Shareholder accounts or otherwise provide the applicable service;

•
to comply with court orders, subpoenas, lawful discovery requests, or other legal or regulatory requirements; or

•
as allowed or required by applicable law or regulation.

When the Fund shares non-public Shareholder personal information referred to above, the information is made available for limited business purposes and under controlled circumstances designed to protect our Shareholders’ privacy. The Fund does not permit use of Shareholder information for any non-business or marketing purpose, nor does the Fund permit third parties to rent, sell, trade or otherwise release or disclose information to any other party.
The Fund’s service providers, such as their adviser, administrator, and transfer agent, are required to maintain physical, electronic, and procedural safeguards to protect Shareholder nonpublic personal information; to prevent unauthorized access or use; and to dispose of such information when it is no longer required.
Personnel of affiliates may access Shareholder information only for business purposes. The degree of access is based on the sensitivity of the information and on personnel need for the information to service a Shareholder’s account or comply with legal requirements.
If a Shareholder ceases to be a Shareholder, we will adhere to the privacy policies and practices as described above. We may choose to modify our privacy policies at any time. Before we do so, we will notify Shareholders and provide a description of our privacy policy.
In the event of a corporate change in control resulting from, for example, a sale to, or merger with, another entity, or in the event of a sale of assets, we reserve the right to transfer your non-public personal information to the new party in control or the party acquiring assets.

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INQUIRIES
Inquiries concerning the Fund and the Shares should be directed to:
CION Ares Diversified Credit Fund
SS&C GIDS, Inc.
P.O. Box 219422
Kansas City, MO 64121-9422

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Investors should rely only on the information contained in this prospectus. No dealer, salesperson or other individual has been authorized to give any information or to make any representations that are not contained in this prospectus. If any such information or statements are given or made, investors should not rely upon such information or representations. This prospectus does not constitute an offer to sell any securities other than those to which this prospectus relates, or an offer to sell to, or a solicitation of an offer to buy from, any person in any jurisdiction where such an offer or solicitation would be unlawful. This prospectus speaks as of the date set forth below. Investors should not assume that the delivery of this prospectus or that any sale made pursuant to this prospectus implies that the information contained in this prospectus will remain fully accurate and correct as of any time subsequent to the date of this prospectus.

CION ARES DIVERSIFIED CREDIT FUND
COMMON SHARES OF BENEFICIAL INTEREST
CLASS L SHARES (CADWX)

PROSPECTUS

April 29, 2024

PROSPECTUS
April 29, 2024
CION ARES DIVERSIFIED CREDIT FUND
COMMON SHARES OF BENEFICIAL INTEREST
CLASS U SHARES (CADZX)
$2,500 MINIMUM PURCHASE

CION Ares Diversified Credit Fund (the “Fund”) is a Delaware statutory trust that is registered under the Investment Company Act of 1940, as amended (together with the rules and regulations promulgated thereunder, the “1940 Act”), as a diversified, closed-end management investment company. The Fund is operated as an “interval fund” (as defined below).
Investment Objective.   The Fund’s investment objective is to provide superior risk-adjusted returns across various market cycles by investing in a diversified portfolio of liquid and illiquid asset classes. The Fund seeks to capitalize on market inefficiencies and relative value opportunities throughout the entire global credit spectrum. There can be no assurance that the Fund will achieve its investment objective.
Principal Investment Strategies.   The Fund will invest primarily in a portfolio of directly originated loans, secured floating and fixed rate syndicated loans, corporate bonds, asset-backed securities, commercial real estate loans and other types of credit instruments, which, under normal circumstances, will represent at least 80% of the Fund’s Managed Assets (as defined in this prospectus). For purposes of this policy, “credit instruments” may include commercial real estate mezzanine loans, real estate mortgages, distressed securities, notes, bills, debentures, bank loans, convertible and preferred securities, government and municipal obligations. The Fund may also invest in foreign instruments and illiquid and restricted securities. Most of the credit instruments in which the Fund invests will be rated below investment grade by rating agencies or would be rated below investment grade if they were rated. Credit instruments that are rated below investment grade (commonly referred to as “high yield” securities or “junk bonds”) are regarded as having predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. Because of the risks associated with investing in high yield securities, an investment in the Fund should be considered speculative. Some of the credit instruments will have no credit rating at all.
Investing in the Fund’s common shares of beneficial interest (“Shares”) involves a high degree of risk. See “Types of Investments and Related Risks” beginning on page 37 of this prospectus. An investment in the Fund is subject to, among others, the following risks:

•
Unlike most closed-end funds, the Shares are not listed on any securities exchange. There is not expected to be any secondary trading market in the Shares.

•
Unlike an investor in most closed-end funds, holders of Shares (“Shareholders”) should not expect to be able to sell their Shares regardless of how the Fund performs. An investment in the Fund should, therefore, be considered illiquid.

•
If a Shareholder is able to sell its Shares outside the quarterly repurchase process, the Shareholder likely will receive less than their purchase price and the then current net asset value (“NAV”) per Share.

•
There is no assurance that monthly distributions paid by the Fund will be maintained at the targeted level or that dividends will be paid at all.

•
The Fund’s distributions may be funded from unlimited amounts of offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to the Fund for investment. Any capital returned to Shareholders through distributions will be distributed after payment of fees and expenses.

•
A return of capital to Shareholders is a return of a portion of their original investment in the Fund, thereby reducing the tax basis of their investment. As a result of such reduction in tax basis, Shareholders may be subject to tax in connection with the sale of Shares, even if such Shares are sold at a loss relative to the Shareholder’s original investment.

•
The Fund’s distributions may result from expense reimbursements from CION Ares Management, LLC (“CAM” or the “Adviser”), which are subject to repayment by the Fund. Shareholders should understand that any such distributions are not based on the Fund’s investment performance and can only be sustained if the Fund achieves positive investment performance in future periods and/or CAM continues to make such expense reimbursements. Shareholders should also understand that the Fund’s future repayments will reduce the distributions that a Shareholder would otherwise receive.

•
The Fund currently employs leverage through senior secured revolving credit facilities and its outstanding Mandatory Redeemable Preferred Shares (“MRP Shares” and, together with any other preferred shares the Fund may have outstanding, “Preferred Shares”). The Fund intends to continue to utilize leverage and may utilize leverage to the maximum extent permitted by law for investment and other general corporate purposes. See “Types of Investments and Related Risks — Risks Associated with the Use of Leverage.”

Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 29, 2024.

	Per Class U Share(1)	Total(1)
Public Offering Price	Current NAV	Unlimited
Maximum Sales Load(1)	None	—
Proceeds to Fund(2)	Amount invested at current NAV	Unlimited

(1)
Generally, the stated minimum initial investment by an investor in the Fund for Class U Shares is $2,500, which stated minimum may be reduced for certain investors. Class U Shares are not subject to a sales load. While Class U Shares do not impose a front-end sales charge, if you purchase Class U Shares through certain financial firms, they may directly charge you transaction or other fees in such amount as they may determine. Please consult your financial firm for additional information. The Fund is offering on a continuous basis an unlimited number of Shares.

(2)
Pursuant to an expense support and conditional reimbursement agreement (the “Expense Support and Conditional Reimbursement Agreement”) between the Fund and the Adviser, the Adviser may voluntarily determine to reimburse the Fund’s operating expenses to the extent that it deems appropriate in order to ensure that the Fund bears an appropriate level of expenses. The Fund will be obligated to reimburse the Adviser for any such payments, subject to certain conditions. See “Fund Expenses.”

Structure.   The Fund does not currently intend to list its Shares for trading on any securities exchange and does not expect any secondary market to develop for its Shares. Shareholders of the Fund are not able to have their Shares redeemed or otherwise sell their Shares on a daily basis because the Fund is an unlisted closed-end fund. To provide some liquidity to Shareholders, the Fund is operated as an “interval fund” and conducts periodic repurchase offers for a portion of its outstanding Shares, as described below. An investment in the Fund is suitable only for long-term investors who can bear the risks associated with the limited liquidity of the Shares.
Interval Fund.   The Fund is designed primarily for long-term investors and not as a trading vehicle. The Fund is operated as an “interval fund” pursuant to which, subject to applicable law, it will conduct quarterly repurchase offers for between 5% and 25% of the Fund’s outstanding Shares at NAV. In connection with any given repurchase offer, it is expected that the Fund will offer to repurchase only the minimum amount of 5% of its outstanding Shares. It is also possible that a repurchase offer may be oversubscribed, with the result that Shareholders may only be able to have a portion of their Shares repurchased. The Fund does not currently intend to list its Shares for trading on any national securities exchange. The Shares are, therefore, not readily marketable. Even though the Fund will make quarterly repurchase offers to repurchase a portion of the Shares to try to provide liquidity to Shareholders, you should consider the Shares to be illiquid.
Investment Adviser and Sub-Adviser.   The investment adviser to the Fund is CAM, a joint venture between affiliates of Ares Management Corporation (“Ares”) and CION Investment Group, LLC (“CION”), that is registered as an investment adviser with the SEC under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The investment sub-adviser to the Fund is Ares Capital Management II LLC (“Ares Capital” or the “Sub-Adviser” and collectively with the Adviser, the “Advisers”), an investment adviser registered with the SEC under the Advisers Act. CAM oversees the management of the Fund’s activities and is responsible for making investment decisions for the Fund’s portfolio with recommendations and support from Ares Capital.
Securities Offered.   The Fund is offering on a continuous basis an unlimited number of common shares of beneficial interest. Class U Shares are offered by this prospectus. The Fund offers Class A Shares, Class C Shares, Class I Shares, Class L Shares, Class U-2 Shares and Class W Shares through different prospectuses. While Class U Shares do not impose a front-end sales charge, if you purchase Class U Shares through certain financial firms, they may directly charge you transaction or other fees in such amount as they may determine. Please consult your financial firm for additional information. The minimum initial investment by a Shareholder for Class U is $2,500; subsequent investments may be made with at least $100 for regular accounts and $50 for retirement plan accounts. The Fund reserves the right to waive the investment minimum. Shares are being offered through ALPS Distributors, Inc. (the “Distributor”) at an offering price equal to the Fund’s then current NAV per Share.
The Fund and the Advisers have obtained exemptive relief to, among other things, (i) designate multiple classes of Shares; and (ii) impose class specific annual asset-based distribution fees on the assets of the various classes of Shares to be used to pay for expenses incurred in fostering the distribution of the Shares of the particular class.
This prospectus concisely provides the information that a prospective investor should know about the Fund before investing. Investors are advised to read this prospectus carefully and to retain it for future reference. Additional information about the Fund, including a statement of additional information, dated April 29, 2024 (the “Statement of Additional Information”), has been filed with the SEC and is incorporated by reference in its entirety into this prospectus. The Statement of Additional Information and the Fund’s annual and semi-annual reports and other information filed with the SEC, can be obtained upon request and without charge by writing to the Fund at CION Securities, LLC, 100 Park Avenue, 25th Floor, New York, NY 10017 or by calling toll-free 888-729-4266, and investors may also request such information or make Shareholder inquiries by calling 888-729-4266 or by visiting www.cioninvestments.com. In addition, the contact information provided above may be used to request additional information about the Fund and to make Shareholder inquiries. The Statement of Additional Information, other material incorporated by reference into this prospectus and other information about the Fund is also available on the SEC’s website at http://www.sec.gov. The address of the SEC’s website is provided solely for the information of prospective investors and is not intended to be an active link.
You should not construe the contents of this prospectus as legal, tax or financial advice. You should consult with your own professional advisors as to the legal, tax, financial or other matters relevant to the suitability of an investment in the Fund.
Shares are not deposits or obligations of, and are not guaranteed or endorsed by, any bank or other insured depository institution, and Shares are not insured by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System or any other government agency.

i

SUMMARY OF TERMS
This is only a summary and does not contain all of the information that a prospective investor should consider before investing in the Fund. Before investing, a prospective investor in the Fund should carefully read the more detailed information appearing elsewhere in this prospectus and the Statement of Additional Information.
THE FUND
The Fund is a Delaware statutory trust that is registered under the 1940 Act as a diversified, closed-end management investment company. The Fund is operated as an “interval fund” (as defined below).
THE ADVISER
CAM serves as the Fund’s investment adviser. CAM is registered as an investment adviser with the SEC under the Advisers Act.
CAM is a joint venture between affiliates of Ares and CION and is controlled by Ares.
THE SUB-ADVISER
Ares Capital serves as the Fund’s investment sub-adviser. Ares Capital is registered as an investment adviser with the SEC under the Advisers Act.
CAM and Ares Capital are collectively referred to as the Advisers. CAM oversees the management of the Fund’s activities and is responsible for making investment decisions for the Fund’s portfolio with recommendations and support from Ares Capital.
INVESTMENT OBJECTIVE
The Fund’s investment objective is to provide superior risk-adjusted returns across various market cycles by investing in a diversified portfolio of liquid and illiquid asset classes. The Fund seeks to capitalize on market inefficiencies and relative value opportunities throughout the entire global credit spectrum. There can be no assurance that the Fund will achieve its investment objective.
INVESTMENT OPPORTUNITIES
AND STRATEGIES
The Fund will invest primarily in a portfolio of directly originated loans, secured floating and fixed rate syndicated loans, corporate bonds, asset-backed securities, commercial real estate loans and other types of credit instruments, which, under normal circumstances, will represent at least 80% of the Fund’s Managed Assets. For purposes of this policy, “credit instruments” may include commercial real estate mezzanine loans, real estate mortgages, distressed securities, notes, bills, debentures, bank loans, convertible and preferred securities, government and municipal obligations. The Fund may also invest in foreign instruments and illiquid and restricted securities. “Managed Assets” means the total assets of the Fund (including any assets attributable to any Preferred Shares or to indebtedness) minus the Fund’s liabilities other than liabilities relating to indebtedness.

1

Opportunistic, Flexible, Untethered Credit Investments Strategy.   The Advisers employ an opportunistic, flexible and untethered global credit investments strategy based on absolute and relative value considerations, as well as analysis of the credit markets. The Advisers seek risk-adjusted returns over full market cycles by creating and managing a diversified portfolio across multiple industry sectors and geographic regions. The Advisers systematically allocate capital across multiple segments of the global fixed-income markets, including U.S. and non-U.S. credit instruments. It is anticipated that most of the Fund’s investments will be rated below investment grade or would be rated below investment grade if they were rated. Non-investment grade fixed income securities, also known as “junk bonds”, are considered speculative. Some of the credit instruments will have no credit rating at all. The Fund is untethered to benchmark-specific guidelines, thereby providing the Advisers with significant latitude to invest where they see opportunities and to reduce exposure to areas where they see less value or heightened downside risks.
Relative Value Focus.   A primary driver of the Fund’s investment strategy is a relative value focus whereby the Advisers seek to identify market dislocations caused by, among other factors, (i) significant corporate transactional events, such as spinoffs, mergers and acquisitions, industry consolidations, liquidations, reorganizations, bankruptcies, recapitalizations and share buybacks and other extraordinary corporate transactions; (ii) market inefficiencies resulting from the misunderstanding by the broader investment community of a particular company or industry, which misunderstanding results in the income of such investment reflecting a higher risk premium or the market price of such investment reflecting a lower value than is deemed warranted by the Advisers; (iii) companies experiencing financial stress resulting in a mispricing of their securities either because such securities pay higher income due to perceived risk or trade at a significant discount to fair value whereby the underlying asset values limit downside risk and offer meaningful upside potential; and (iv) sell-offs in one or more of the relevant credit markets.
Access to Ares Transaction Flow.   The Advisers intend to benefit from the market presence, scale, infrastructure and demonstrated investment experience of Ares to gain access to transaction flow and a broad set of investment opportunities across the non-investment grade credit spectrum. Unlike many other alternative investment managers, Ares operates in a fully integrated manner and encourages frequent collaboration among its investment professionals. This unique approach allows Ares to draw from the collective market insight, industry expertise, contacts and experience of its approximately 990 investment professionals around the world.

2

The Fund intends to focus on what the Advisers believe are the broader Ares platform’s most attractive investment ideas from a risk-adjusted return standpoint in order to achieve its investment objective. The Advisers intend to be opportunistic. As such, the Advisers have the flexibility to invest where they see opportunities, based on their extensive credit research expertise and analysis of the relevant credit markets, in a variety of credit instruments with varying yield and risk profiles.
Active Monitoring and Investing, with Bottom-Up and Top-Down Credit Analysis by Deep and Experienced Team.   The Advisers will actively construct and manage a portfolio of credit investments and, as necessary, periodically rebalance the Fund’s allocation of assets among different types of credit investments utilizing the Advisers’ strategies to seek to optimize the Fund’s allocation to achieve the Fund’s investment objective under the market conditions existing at such time.
With respect to each investment opportunity, the Advisers intend to take a bottom-up and top-down approach to their credit analysis that will focus on each individual investment as well as global macroeconomic factors and the industry in which the subject entity operates. The Advisers’ investment process will be rigorous, proactive and continuous, and will emphasize team management. Close monitoring of each investment in the portfolio provides the basis for making buy, sell and hold decisions. In managing the Fund’s portfolio, the Advisers will utilize their and the broader Ares platform’s deep and experienced teams of credit specialists to analyze investments and engage in regular and periodic monitoring of credit risk with a goal toward the early identification, and sale, of credit instruments and other investments with potential credit problems. This monitoring process may include reviewing (i) an issuer’s financial resources and operating history; (ii) a comparison of an issuer’s current operating results with the Advisers’ initial investment thesis for the investment and initial expectations for the performance of the obligation; (iii) an issuer’s sensitivity to economic conditions; (iv) the performance of an issuer’s management; (v) an issuer’s debt maturities and borrowing requirements; (vi) an issuer’s interest and asset coverage; and (vii) the relative value of an investment based on an issuer’s anticipated cash flow or where other comparable assets are trading in the market.
PORTFOLIO COMPOSITION
The Fund’s portfolio will consist of some combination of the following types of investments:
Direct Lending.   The Fund may invest in first lien senior secured loans (including “unitranche” loans, which are loans that combine both senior and mezzanine debt, generally in a first lien position), second lien senior secured loans and mezzanine debt, which in some cases includes an equity component, of U.S. and European middle-market companies, where the Advisers believe the supply of primary capital is limited and the investment opportunities are most attractive.

3

These investments are typically made to companies with annual EBITDA between $10 million and $250 million. As used herein, EBITDA represents net income before net interest expense, income tax expense, depreciation and amortization.
Syndicated Corporate Loans.   Senior, secured corporate loans (“Syndicated Loans”) generally benefit from liens on collateral, are rated below-investment grade and typically pay interest at rates that are determined periodically on the basis of a floating base lending rate, primarily the Secured Overnight Financing Rate (“SOFR”) or another reference rate, plus a spread. Syndicated Loans are typically made to U.S. and, to a lesser extent, non-U.S. corporations, partnerships, limited liability companies and other business entities (together with issuers of Corporate Bonds (as defined below) and other debt securities, (“Borrowers”) which operate in various industries and geographical regions. Borrowers may obtain Syndicated Loans, among other reasons, to refinance existing debt, engage in acquisitions, pay dividends, recapitalize, complete leveraged buyouts and for general corporate purposes. Syndicated Loans rated below investment grade are sometimes referred to as “leveraged loans”. The Fund may invest in Syndicated Loans through assignments of or, to a lesser extent, participations in Syndicated Loans. The Fund may utilize various types of derivative instruments (“Derivatives”), including total return swaps, for the purpose of gaining exposure to Syndicated Loans.
Corporate Bonds.   An issuer of high-yield corporate bonds (“Corporate Bonds”) typically pays the investor a fixed rate of interest and must repay the amount borrowed on or before maturity. The investment return of Corporate Bonds reflects interest on the security and changes in the market value of the security. The market value of a Corporate Bond generally may be expected to rise and fall inversely with interest rates. The value of intermediate- and longer-term Corporate Bonds normally fluctuates more in response to changes in interest rates than does the value of shorter-term Corporate Bonds. The market value of a Corporate Bond also may be affected by investors’ perceptions of the creditworthiness of the issuer, the issuer’s performance and perceptions of the issuer in the market place. There is a risk that the issuers of Corporate Bonds may not be able to meet their obligations on interest or principal payments at the time called for by an instrument. The Fund may utilize various types of Derivatives, including swaps, for the purpose of gaining exposure to Corporate Bonds.
Structured Credit.   The Fund may invest in asset-backed opportunities across broad sectors such as consumer and commercial specialty finance and corporate credit. The Fund will target investment opportunities that are directly originated and privately negotiated that may include (i) financings secured by pools of consumer loans, commercial loans or real estate assets; (ii) the outright purchase of pools of consumer loans, commercial loans or real estate

4

assets; and (iii) debt and equity investments in U.S.-dollar-denominated collateralized loan obligations (“CLOs”) that are primarily backed by corporate leveraged loans issued to primarily U.S. obligors (“U.S. CLOs”), as well as Euro-denominated CLOs that are backed primarily by corporate leveraged loans issued to primarily European obligors (“European CLOs”). The investments in the “equity” of structured credit products (including CLOs) refers to the junior-most or residual debt tranche of such structured credit products (i.e., the tranche whose rights to payment are not senior to any other tranche, which does not typically receive a credit rating and is typically not secured (and is also typically referred to as subordinated notes, income notes, preferred shares or preferred securities, or, more generally, as “equity”)) (the “Residual Tranche”).
The CLO equity tranches (or other similar junior tranches) and privately issued asset-backed securities in which the Fund invests may be highly leveraged, which magnifies the Fund’s risk of loss on such investments.
Stressed Investments.   The Fund may invest in Syndicated Loans and Corporate Bonds and other obligations of companies, referred to herein as “Stressed Issuers,” that may be in some level of financial or business distress, including companies involved in, or that have recently completed, bankruptcy or other reorganization and liquidation proceedings. These investments may include (i) corporate debt instruments relating to stressed and distressed industries or issuers; (ii) rescue-capital opportunities; (iii) public and private stock issued in connection with restructurings and reorganizations or otherwise (“post-reorganization securities”); and (iv) other opportunistic investments resulting from periods of market dislocation.
Commercial Real Estate Loans.
Senior Mortgage Loans:   These mortgage loans are typically secured by first liens on commercial properties, including the following property types: office, multifamily, retail, industrial, hospitality and mixed-use. In some cases, first lien mortgages may be divided into an A-Note and a B-Note. The A-Note is typically a privately negotiated loan that is secured by a first mortgage on a commercial property or group of related properties that is senior to a B-Note secured by the same first mortgage property or group.
Subordinated Debt:   These loans may include structurally subordinated first mortgage loans and junior participations in first mortgage loans or participations in these types of assets. As noted above, a B-Note is typically a privately negotiated loan that is secured by a first mortgage on a commercial property or group of related properties and is subordinated to an A-Note secured by the same first mortgage property or group. The subordination of a B-Note or junior participation typically is evidenced by participations or

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intercreditor agreements with other holders of interests in the note. B-Notes are subject to more credit risk with respect to the underlying mortgage collateral than the corresponding A-Note.
Preferred Equity:   Real estate preferred equity investments are subordinate to first mortgage loans and are not collateralized by the property underlying the investment. As a holder of preferred equity, the Fund seeks to enhance its position with covenants that limit the activities of the entity in which the Fund has an interest and protect the Fund’s equity by obtaining an exclusive right to control the underlying property after an event of default, should such a default occur on the Fund’s investment.
Mezzanine Loans:   Like B-Notes, these loans are also subordinated, but are usually secured by a pledge of the borrower’s equity ownership in the entity that owns the property or by a second lien mortgage on the property. In a liquidation, these loans are generally junior to any mortgage liens on the underlying property, but senior to any preferred equity or common equity interests in the entity that owns the property. Investor rights are usually governed by intercreditor agreements.
Other Investment Strategies.   The Fund may also invest in commercial real estate mezzanine loans, real estate mortgages, distressed securities, notes, bills, debentures, bank loans, convertible and preferred securities, government and municipal obligations and other credit instruments with similar economic characteristics. In addition, from time to time, the Fund may invest in or hold common stock and other equity securities incidental to the purchase or ownership of a Syndicated Loan or Corporate Bond or in connection with a reorganization of a borrower. The Fund may engage in short sales. The Fund may also use Derivatives to gain investment exposure to credit instruments, to provide downside protection and to dampen volatility. Derivatives may allow the Fund to increase or decrease the level of risk to which the Fund is exposed more quickly and efficiently than transactions in other types of instruments. The Fund may invest in securities of other investment companies, including exchange-traded funds (“ETFs”), to the extent that these investments are consistent with the Fund’s investment objective, strategies and policies and permissible under the 1940 Act or any applicable exemption therefrom. The Fund may invest in other investment companies to gain broad market or sector exposure, including during periods when it has large amounts of uninvested cash or when the Advisers believe share prices of other investment companies offer attractive values.
Other Characteristics
Below Investment Grade Credit Instruments.   Most of the credit instruments in which the Fund may invest will be rated below investment grade (also known as “junk bonds”).

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Securities rated below investment grade are those that, at the time of investment, are rated Ba1 or lower by Moody’s Investors Service, Inc. (“Moody’s”), or BB+ or lower by Standard & Poor’s Corporation Ratings Group (“S&P”) or Fitch Ratings, Inc. (“Fitch”), or if unrated are determined by the Advisers to be of comparable quality. Below investment grade securities often are regarded as having predominately speculative characteristics with respect to an issuer’s capacity to pay interest and repay principal. In addition, lower quality debt securities tend to be more sensitive to general economic conditions. Although many of the Fund’s investments may consist of securities rated below investment grade, the Fund reserves the right to invest in credit instruments of any credit quality, maturity and duration.
Foreign Instruments.   The Fund may make investments in non-U.S. entities, including issuers in emerging markets. Emerging market countries are countries that major international financial institutions, such as the World Bank, generally consider to be less economically mature than developed nations, such as the United States or most nations in Western Europe. Emerging market countries can include every nation in the world except the United States, Canada, Japan, Australia, New Zealand, most countries located in Western Europe and certain other countries. The Fund expects that its investment in non-U.S. issuers will be made primarily in U.S. dollar denominated securities, but it reserves the right to purchase securities that are foreign currency denominated. Some non-U.S. securities may be less liquid and more volatile than securities of comparable U.S. issuers.
Illiquid and Restricted Securities.   The Fund may invest in instruments that, at the time of investment, are illiquid (generally, those securities that cannot be disposed of within seven days in the ordinary course of business at approximately the value at which the Fund has valued the securities). Although the Fund may invest in such instruments without limitation, pursuant to the requirements of the 1940 Act, the Board of Trustees (the “Board”) has adopted, and the Fund follows, procedures designed to ensure that the Fund maintains sufficient liquidity to meet its periodic repurchase obligations as an interval fund. The Fund may also invest, without limit, in securities that are unregistered (but are eligible for purchase and sale by certain qualified institutional buyers) or are held by control persons of the issuer and securities that are subject to contractual restrictions on their resale.
The Fund may invest its cash balances in money market instruments, U.S. government securities, commercial paper, certificates of deposit, repurchase agreements and other high-quality debt instruments maturing in one year or less, among other instruments. In addition, and in response to adverse market, economic or political conditions, the Fund may invest in high-quality fixed income securities, money market instruments and money market funds or may hold significant positions in cash or cash equivalents for defensive purposes.

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Subsidiaries.   The Fund may make investments through one or more direct and indirect wholly-owned subsidiaries (each a “Subsidiary” and collectively the “Subsidiaries”). The Subsidiaries will not be registered under the 1940 Act. The Board has oversight responsibility for the investment activities of the Fund, including its investment in any Subsidiary, and the Fund’s role as sole direct or indirect shareholder of any Subsidiary. The Subsidiaries will be advised or managed by the Adviser and have the same investment objective as the Fund. The Fund will “look through” any such Subsidiary for purposes of compliance with its investment policies.
LEVERAGE
The Fund currently utilizes and intends to continue to utilize leverage and may utilize leverage to the maximum extent permitted by law for investment and other general corporate purposes. The Fund currently employs leverage through senior secured revolving credit facilities and its outstanding MRP Shares. See “Types of Investments and Related Risks — Risks Associated with the Use of Leverage — State Street Credit Facility” and “— Wells Credit Facility” and “Description of Capital Structure — Shares of Beneficial Interest — MRP Shares” in the prospectus.
The Fund is permitted to borrow money in an amount up to 33 1∕3% of its Managed Assets (50% of its net assets), issue Preferred Shares in an amount up to 50% of its Managed Assets (100% of its net assets) and invest in reverse repurchase agreements or other derivative instruments with leverage embedded in them to the maximum extent permitted by the SEC and/or SEC staff rules, guidance or positions. As of December 31, 2023, the Fund’s use of Preferred Shares represented approximately 12.1% of the Fund’s Managed Assets and borrowings represented approximately 14.4% of the Fund’s Managed Assets.
The use of leverage to purchase additional securities creates an opportunity for increased Share dividends, but also creates risks for the Fund’s Shareholders, including increased variability of the Fund’s net income, distributions, net asset value of its Shares in relation to market changes. No assurance can be given that the Fund’s use of leverage will in any particular circumstance be possible or successful or that the Fund’s use of leverage will result in a higher yield to holders of Shares. See “Types of Investments and Related Risks — Risks Associated with the Use of Leverage” in the prospectus.
MANAGEMENT AND INCENTIVE FEES
Pursuant to the investment advisory agreement (the “Investment Advisory Agreement”) by and between the Fund and the Adviser, and in consideration of the advisory services provided by the Adviser to the Fund, the Adviser is entitled to a fee consisting of two components — a base management fee (the “Management Fee”) and an incentive fee (the “Incentive Fee”). The Investment Advisory Agreement was most recently amended and restated as of May 22, 2020. Pursuant to the investment sub-advisory agreement the “Investment Sub-Advisory Agreement”) by

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and between the Advisers and the Fund, the Adviser pays the Sub-Adviser 40% of the Management Fee and Incentive Fee actually received and retained by the Adviser and not otherwise used to support expenses.
The Management Fee is calculated and payable monthly at the annual rate of 1.25% of the average daily value of the Fund’s Managed Assets.
The Incentive Fee is calculated and payable quarterly in arrears based upon “pre-incentive fee net investment income” attributable to each class of the Fund’s Shares for the immediately preceding fiscal quarter, and is subject to a hurdle rate, expressed as a rate of return based on each class’s average daily net asset value (calculated in accordance with GAAP), equal to 1.50% per quarter (or an annualized hurdle rate of 6.00%), subject to a “catch-up” feature. For this purpose, “pre-incentive fee net investment income” means interest income, dividend income and any other income accrued during the fiscal quarter, minus each class’s operating expenses for the quarter and the distribution and/or shareholder servicing fees (if any) applicable to each class accrued during the fiscal quarter. For such purposes, the Fund’s operating expenses will include the Management Fee, expenses reimbursed to CAM under the administration agreement (the “CAM Administration Agreement”) by and between the Fund and CAM, and any interest expense and distributions paid on any issued and outstanding Preferred Shares, but will exclude the Incentive Fee.
The “catch-up” provision is intended to provide the Adviser with an incentive fee of 15% on each class’s pre-incentive fee net investment income when that class’s pre-incentive fee net investment income reaches 1.765% of the class’s average daily net asset value (calculated in accordance with GAAP) in any fiscal quarter.
The Advisers are obligated to pay expenses associated with providing the investment services stated in the Investment Advisory Agreement and Investment Sub-Advisory Agreement, including compensation of and office space for their officers and employees connected with investment and economic research, trading and investment management of the Fund.
The Board, including a majority of the members of the Board (each, a “Trustee”) that are considered independent and are not “interested persons” (as defined in Section 2(a)(19) of the 1940 Act) of the Fund or the Advisers (collectively, the “Independent Trustees”), oversees and monitors the Fund’s investment performance and will annually review the Investment Advisory Agreement and Investment Sub-Advisory Agreement to determine, among other things, whether the fees payable under such agreements are reasonable in light of the services provided.
The Adviser and the Fund have entered into the Expense Support and Conditional Reimbursement Agreement under which the Adviser may voluntarily determine to reimburse the

9

Fund’s operating expenses to the extent that it deems appropriate in order to ensure that the Fund bears an appropriate level of expenses. The Expense Support and Conditional Reimbursement Agreement may be renewed for additional one-year terms by the mutual agreement of the Adviser and the Fund.
The Fund has agreed to repay the Adviser in the amount of any Fund expenses reimbursed under the Expense Support and Conditional Reimbursement Agreement (including any organizational, offering, or operating costs reimbursed under the original and first amended and restated expense support and conditional reimbursement agreements (collectively, the “Expense Support and Conditional Reimbursement Agreements”)) (each such payment, an “Expense Payment”), subject to the limitation that a reimbursement (an “Adviser Reimbursement”) will be made only if and to the extent that (i) it is payable not more than three years from the last business day of the calendar quarter in which the applicable Expense Payment was made by the Adviser; (ii) the Adviser Reimbursement does not cause Other Fund Operating Expenses (as defined herein) (on an annualized basis and net of any reimbursements received by the Fund during such fiscal year) during the applicable quarter to exceed the percentage of the Fund’s average net assets attributable to Class A and Class C Shares, respectively, represented by Other Fund Operating Expenses (on an annualized basis) during the quarter in which the applicable Expense Payment from the Adviser was made; and (iii) the distributions per share declared by the Fund for the applicable class at the time of the applicable Expense Payment are less than the effective rate of distributions per share for such class at the time the Adviser Reimbursement would be paid. See “Fund Expenses — Expense Support and Conditional Reimbursement Agreement” for additional information. The Expense Support and Conditional Reimbursement Agreement will remain in effect at least until July 31, 2024, unless and until the Board approves its modification or termination. This agreement may be terminated only by the Board on notice to the Adviser. See “Fund Expenses.”
DISTRIBUTION FEES
Class U Shares will pay to the Distributor a distribution fee (the “Distribution Fee”) that will accrue at an annual rate equal to 0.75% of the Fund’s average daily net assets attributable to Class U Shares and is payable on a quarterly basis. See “Plan of Distribution.”
FUND EXPENSES
Pursuant to the CAM Administration Agreement, CAM furnishes the Fund with office equipment and clerical, bookkeeping and record keeping services at the Fund’s office facilities. Under the CAM Administration Agreement, the Fund is obligated to reimburse CAM, at cost, based upon the Fund’s allocable portion of CAM’s overhead and other expenses (including travel expenses) incurred by CAM in performing its obligations under the CAM Administration Agreement, including the Fund’s allocable portion of the compensation of certain of its officers (including but not

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limited to the chief compliance officer, chief financial officer, chief accounting officer, general counsel, treasurer and assistant treasurer) and their respective staffs. The CAM Administration Agreement may be terminated by either party without penalty upon 60 days’ written notice to the other party.
Pursuant to the administration agreement between ALPS Fund Services, Inc. (“ALPS Fund Services”) and the Fund (the “ALPS Administration Agreement”), ALPS Fund Services performs, or administers the performance of, certain of the Fund’s required administrative services, which include, among other things, providing administrative assistance in accounting, legal, compliance, and operations, preparing the financial records that the Fund is required to maintain and preparing reports to the Fund’s Shareholders and reports filed with the SEC. In addition, ALPS Fund Services coordinates the preparation and filing of the Fund’s tax returns and generally coordinates the payment of the Fund’s expenses and the performance of administrative and professional services rendered to the Fund.
If persons associated with the Advisers or any of their affiliates, including persons who are officers of the Fund, provide accounting, legal, clerical or administrative services to the Fund at the request of the Fund, the Fund will reimburse the Advisers and their affiliates for their costs in providing such accounting, legal, clerical or administrative services to the Fund (which costs may include an allocation of overhead including rent and the allocable portion of the salaries and benefits of the relevant persons and their respective staffs, including travel expenses), using a methodology for determining costs approved by the Board. The Fund is not restricted from hiring its own employees or contracting for services to be performed by third parties.
DISTRIBUTIONS
The Fund’s distribution policy is to make monthly distributions to Shareholders. Distributions can only be made from net investment income after paying any accrued dividends to holders of Preferred Shares. See “Distributions.”
The Board reserves the right to change the distribution policy from time to time.
DIVIDEND REINVESTMENT
PLAN
The Fund operates under a dividend reinvestment plan (“DRP”) administered by SS&C Global Investor & Distribution Solutions, Inc. (“SS&C GIDS, Inc.”). Pursuant to the plan, the Fund’s income dividends or capital gains or other distributions (each, a “Distribution” and collectively, “Distributions”), net of any applicable U.S. withholding tax, are reinvested in the same class of shares of the Fund.
Shareholders automatically participate in the DRP, unless and until an election is made to withdraw from the plan on behalf of such participating Shareholder. A Shareholder who does not wish to have Distributions automatically reinvested may terminate participation in the Plan at any time by written instructions to that effect to SS&C GIDS, Inc.

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Shareholders who elect not to participate in the DRP will receive all distributions in cash paid to the Shareholder of record (or, if the shares are held in street or other nominee name, then to such nominee). Such written instructions must be received by SS&C GIDS, Inc. 30 days prior to the record date of the Distribution or the Shareholder will receive such Distribution in shares through the DRP. Under the DRP, the Fund’s Distributions to Shareholders are reinvested in full and fractional shares. See “Distributions —  Dividend Reinvestment Plan.”
BOARD OF TRUSTEES
The Board has overall responsibility for monitoring and overseeing the Fund’s management and operations. A majority of the Trustees are Independent Trustees. See “Management of the Fund.”
PURCHASES OF SHARES
The Fund’s Shares are offered on a daily basis. Please see “Plan of Distribution” on page 109 for purchase instructions and additional information.
The minimum initial investment for Class U is $2,500; subsequent investments may be made with at least $100 for regular accounts and $50 for retirement plan accounts, except for purchases made pursuant to the Fund’s DRP or as otherwise permitted by the Fund. The Fund reserves the right to waive the investment minimum. See “Distributions —  Dividend Reinvestment Plan.”
CONVERSION OF SHARES
Investors eligible to purchase Class I Shares may convert Class U Shares to Class I Shares. Class U Shares will automatically convert into Class I Shares if the total sales charge would otherwise exceed the limits of Financial Industry Regulatory Authority (“FINRA”) Rule 2341. See “Plan of Distribution” on page 109.
PLAN OF DISTRIBUTION
ALPS Distributors, Inc., located at 1290 Broadway, Suite 1000, Denver, CO 80203, serves as the Fund’s principal underwriter and acts as the Distributor of the Fund’s Shares on a best efforts basis, subject to various conditions. The Fund’s Shares are offered for sale through the Distributor at NAV. The Distributor also may enter into broker-dealer selling agreements with other broker dealers for the sale and distribution of the Fund’s Shares. While Class U Shares do not impose a front-end sales charge, if you purchase Class U Shares through certain financial firms, they may directly charge you transaction or other fees in such amount as they may determine.
The Distributor is not required to sell any specific number or dollar amount of the Fund’s Shares but will use its best efforts to solicit orders for the sale of the Shares. Shares of the Fund will not be listed on any national securities exchange and the Distributor will not act as a market maker in Shares.
The Distributor has entered into a wholesale marketing agreement with CION Securities, LLC (“CION Securities”), a registered broker-dealer and an affiliate of CION. Pursuant to the terms of the wholesale marketing agreement,

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CION Securities will seek to market and otherwise promote the Fund through various wholesale distribution channels, including, but not limited to, regional and independent retail broker-dealers and registered investment advisers.
The Advisers or their affiliates, in the Advisers’ discretion and from their own resources, may pay additional compensation to financial intermediaries and their agents that have made arrangements with the Fund and are authorized to buy and sell shares of the Fund (collectively, “Financial Intermediaries”) in connection with the sale of Shares (the “Additional Compensation”). In return for the Additional Compensation, the Fund may receive certain marketing advantages including access to a broker’s or dealer’s registered representatives, placement on a list of investment options offered by a broker or dealer, or the ability to assist in training and educating the broker’s or dealer’s registered representatives. The Additional Compensation may differ among brokers or dealers in amount or in the amount of calculation. Payments of Additional Compensation may be fixed dollar amounts or based on the aggregate value of outstanding Shares held by Shareholders introduced by the broker or dealer, or determined in some other manner. The receipt of Additional Compensation by a selling broker or dealer may create potential conflicts of interest between an investor and its broker or dealer who is recommending the Fund over other potential investments.
ERISA PLANS AND OTHER
TAX-EXEMPT ENTITIES
Investors subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”) and other tax-exempt entities, including employee benefit plans, individual retirement accounts (“IRAs”), 401(k) plans and Keogh plans, may purchase Shares. Because the Fund is registered as an investment company under the 1940 Act, the underlying assets of the Fund will not be considered to be “plan assets” of the ERISA plans and plans subject to Section 4975 of the Code investing in the Fund for purposes of ERISA’s fiduciary responsibility and prohibited transaction rules and the prohibited transaction rules in Section 4975 of the Code. Thus, none of the Fund or the Advisers will be a fiduciary within the meaning of ERISA or Section 4975 of the Code with respect to the assets of any ERISA plan or plan subject to Section 4975 of the Code that becomes a Shareholder, solely as a result of such plan’s investment in the Fund. See “ERISA Considerations.”
UNLISTED CLOSED-END INTERVAL FUND STRUCTURE
The Fund has been organized as a continuously offered, diversified closed-end management investment company. Closed-end funds differ from open-end funds (commonly known as mutual funds) in that investors in closed-end funds do not have the right to redeem their shares on a daily basis. Unlike most closed-end funds, which typically list their shares on a securities exchange, the Fund does not currently

13

intend to list the Shares for trading on any securities exchange, and the Fund does not expect any secondary market to develop for the Shares in the foreseeable future. Therefore, an investment in the Fund, unlike an investment in a typical closed-end fund, is not a liquid investment. To provide some liquidity to Shareholders, the Fund will be operated as an “interval fund” and conduct quarterly repurchase offers for a limited amount of the Fund’s Shares (at least 5%).
The Fund believes that an unlisted closed-end structure is most appropriate for the long-term nature of the Fund’s strategy. With event-driven strategies or similar types of investments, the ability to hold positions — through all manner of market environments — until the occurrence of the anticipated event or catalyst that unlocks value is crucial. Features that interfere with this ability (such as daily redemptions permitted by open-end funds that can require the premature sale of investments) could impair the Fund’s ability to execute its investment strategy. Accordingly, an unlisted closed-end structure helps the Fund achieve its investment objective. The Fund’s NAV per Share may be volatile. As the Shares are not traded, investors will not be able to dispose of their investment in the Fund no matter how poorly the Fund performs. Because exchange-traded closed-end funds also do not redeem Shares, they also could execute the Fund’s buy-and-hold strategy. Because an exchange-traded closed-end fund’s shares can trade at a discount to NAV, they may present a more attractive opportunity to investors.
SHARE CLASSES
The Fund currently offers seven different classes of Shares: Class A, Class C, Class I, Class L, Class U, Class U-2 and Class W Shares. The Fund began continuously offering its Shares on January 3, 2017. As of July 11, 2017, the Fund simultaneously redesignated its issued and outstanding Shares as Class A Shares and created its Class C, Class I and Class L Shares. As of December 4, 2018, the Fund created its Class U and Class W Shares. As of March 31, 2020, the Fund created its Class U-2 Shares. An investment in any Share class of the Fund represents an investment in the same assets of the Fund. However, the purchase restrictions and ongoing fees and expenses for each Share class are different. The fees and expenses for the Fund are set forth in “Summary of Fees and Expenses.” If you have hired an intermediary and are eligible to invest in more than one class of Shares, the intermediary may help determine which Share class is appropriate for you. When selecting a Share class, you should consider which Share classes are available to you, how much you intend to invest, how long you expect to own Shares, and the total costs and expenses associated with a particular Share class. The Fund offers Class A Shares, Class C Shares, Class I Shares, Class L Shares, Class U-2 Shares and Class W Shares through different prospectuses. Investors eligible to purchase Class I Shares may convert Class U Shares to Class I Shares. See “Plan of Distribution.”

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Each investor’s financial considerations are different. You should speak with your financial advisor to help you decide which Share class is best for you. Not all Financial Intermediaries offer all classes of Shares. If your Financial Intermediary offers more than one class of Shares, you should carefully consider which class of Shares to purchase.
VALUATIONS
The Board has designated the Adviser as the Fund’s “valuation designee” for purposes of Rule 2a-5 under the 1940 Act. The Adviser is responsible for the fair valuation of the Fund’s portfolio investments for which market quotations are not readily available, subject to the oversight of the Board and as determined in good faith pursuant to the Adviser’s valuation policy and consistently applied valuation process. Pursuant to the portfolio valuation process set forth in the Adviser’s valuation policy, the Adviser may utilize independent third-party pricing services and independent third-party valuation services. Portfolio securities and other assets for which market quotes are readily available are valued at market value. In circumstances where market quotes are not readily available, the Adviser has adopted methods for determining the fair value of such securities and other assets. The Fund determines NAV per Share in accordance with the methodology described in the valuation policy and related procedures. Valuations of Fund investments are disclosed in reports publicly filed with the SEC.
The Adviser will provide the Board with periodic reports, no less than quarterly, that discuss the functioning of the valuation process, if applicable to that period, and that identify issues and valuation problems that have arisen, if any. See “Determination of Net Asset Value.”
SHARE REPURCHASE
PROGRAM
The Shares have no history of public trading, nor is it intended that the Shares will be listed on a public exchange at this time. No secondary market is expected to develop for the Fund’s Shares.
The Fund is an “interval fund,” a type of fund which, to provide some liquidity to Shareholders, makes quarterly offers to repurchase between 5% and 25% of its outstanding Shares at NAV, pursuant to Rule 23c-3 under the 1940 Act, unless such offer is suspended or postponed in accordance with regulatory requirements (as discussed below). In connection with any given repurchase offer, it is expected the Fund will offer to repurchase only the minimum amount of 5% of its outstanding Shares. Quarterly repurchases occur in the months of March, June, September and December. The offer to purchase Shares is a fundamental policy that may not be changed without the vote of the holders of a majority of the Fund’s outstanding voting securities (as defined in the 1940 Act). Written notification of each quarterly repurchase offer (the “Repurchase Offer Notice”) is sent to Shareholders at least 21 calendar days before the repurchase request deadline (i.e., the date by which Shareholders can tender their Shares in response to a repurchase offer) (the “Repurchase Request Deadline”). The Fund expects to

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determine the NAV applicable to repurchases on the Repurchase Request Deadline. However, the NAV will be calculated no later than the 14th calendar day (or the next business day if the 14th calendar day is not a business day) after the Repurchase Request Deadline (the “Repurchase Pricing Date”). The Fund expects to distribute payment to Shareholders between one and three business days after the Repurchase Pricing Date and will distribute such payment no later than seven calendar days after such Date. The Fund’s Shares are not listed on any securities exchange, and the Fund anticipates that no secondary market will develop for its Shares. Accordingly, you may not be able to sell Shares when and/or in the amount that you desire. Thus, the Shares are appropriate only as a long-term investment. In addition, the Fund’s repurchase offers may subject the Fund and Shareholders to special risks. See “Types of Investments and Related Risks — Repurchase Offers Risks.”
SUMMARY OF TAXATION
The Fund has elected to be treated for U.S. federal income tax purposes, and intends to qualify annually, as a regulated investment company (“RIC”) under Subchapter M of the Code. As a RIC, the Fund generally will not be subject to corporate-level U.S. federal income taxes on any net ordinary income or capital gains that is currently distributed as dividends for U.S. federal income tax purposes to Shareholders, as applicable. To qualify and maintain its qualification as a RIC for U.S. federal income tax purposes, the Fund is required to meet certain specified source-of-income and asset diversification requirements and is required to distribute dividends for U.S. federal income tax purposes of an amount at least equal to 90% of the sum of its net ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses each tax year to Shareholders, as applicable. See “Distributions” and “Tax Aspects.”
FISCAL YEAR
For accounting purposes, the Fund’s fiscal year is the 12-month period ending on December 31.
REPORTS TO SHAREHOLDERS
As soon as practicable after the end of each calendar year, a statement on Form 1099-DIV identifying the sources of the distributions paid by the Fund to Shareholders for tax purposes will be furnished to Shareholders subject to Internal Revenue Service (“IRS”) reporting. In addition, the Fund will prepare and transmit to Shareholders an unaudited semi-annual and an audited annual report within 60 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act.
RISK FACTORS
Investing in the Fund involves risks, including the risk that a Shareholder may receive little or no return on their investment or that a Shareholder may lose part or all of their investment. Below is a summary of some of the principal risks of investing in the Fund. For a more complete discussion of the risks of investing in the Fund, see “Types of Investments and Related Risks.” Shareholders should

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consider carefully the following principal risks before investing in the Fund:
•
Unlike most closed-end funds, the Fund’s Shares will not be listed on any securities exchange;

•
Although the Fund has implemented a quarterly share repurchase program, there is no guarantee that an investor will be able to sell all of the Shares that the investor desires to sell. The Fund should therefore be considered to offer limited liquidity;

•
The capital markets may experience periods of disruption and instability. Such market conditions may materially and adversely affect debt and equity capital markets, which may have a negative impact on the Fund’s business and operations;

•
If a Shareholder is able to sell its Shares outside of the quarterly repurchase process, the Shareholder likely will receive less than its purchase price and the then current NAV per Share;

•
The Fund’s distributions may be funded from offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to the Fund for investment. Any capital returned to Shareholders through distributions will be distributed after payment of fees and expenses;

•
A return of capital to Shareholders is a return of a portion of their original investment in the Fund, thereby reducing the tax basis of their investment. As a result from such reduction in tax basis, Shareholders may be subject to tax in connection with the sale of Shares, even if such Shares are sold at a loss relative to the Shareholder’s original investment;

•
The Fund’s investments in securities and other obligations of companies that are experiencing distress involve a substantial degree of risk, require a high level of analytical sophistication for successful investment, and require active monitoring;

•
Below investment grade instruments (also known as “junk bonds”) have predominantly speculative characteristics and may be particularly susceptible to economic downturns, which could cause losses;

•
Certain investments may be exposed to the credit risk of the counterparties with whom the Fund deals;

•
The valuation of securities or instruments that lack a central trading place (such as fixed-income securities or instruments) may carry greater risk than those that trade on an exchange;

•
It is expected that most of the securities and instruments held by the Fund will not trade on an exchange;

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•
The value of convertible securities may be adversely affected by changes in interest rates, as well as the market price and volatility of the underlying security;

•
Derivative investments have risks, including the imperfect correlation between the value of such instruments and the underlying assets of the Fund;

•
The Fund may be materially adversely affected by market, economic and political conditions, public health emergencies such as epidemics and pandemics, wars and supply chain disruptions, globally and in the jurisdictions and sectors in which the Fund invests;

•
Non-U.S. securities may be traded in undeveloped, inefficient and less liquid markets and may experience greater price volatility and changes in value;

•
Changes in foreign currency exchange rates may adversely affect the U.S. dollar value of and returns on foreign denominated investments;

•
Credit intermediation involving entities and activities outside the regular banking system (i.e., the “shadow banking system” in Europe) could result in increased regulatory and operating costs, which could adversely affect the implementation of the Fund’s investment strategies, income and returns;

•
U.S. and global markets recently have experienced increased volatility and inflation;

•
Legal and regulatory changes could occur, which may materially adversely affect the Fund;

•
The Fund’s ability to grow depends on its ability to raise capital;

•
The Fund utilizes leverage, including through the use of Preferred Shares, which magnifies the potential for gain or loss on amounts invested, subjects the Fund to certain covenants with which it must comply and may increase the risk of investing with the Fund;

•
The Fund operates in a highly competitive market for investment opportunities;

•
The Fund is exposed to risks associated with changes in interest rates;

•
The Fund’s financial condition and results of operations could be negatively affected if a significant investment fails to perform as expected;

•
There are significant and potential conflicts of interest that could impact the Fund’s investment returns;

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•
To qualify and remain eligible for the special tax treatment accorded to RICs and their shareholders under the Code, the Fund must meet certain source-of-income, asset diversification and annual distribution requirements, and failure to do so could result in the loss of RIC status.

Accordingly, the Fund should be considered a speculative investment that entails substantial risks, and a prospective investor should invest in the Fund only if they can sustain a complete loss of their investment.

19

SUMMARY OF FEES AND EXPENSES
The following table illustrates the aggregate fees and expenses that the Fund expects to incur and that Shareholders can expect to bear directly or indirectly if they buy and hold Shares.
SHAREHOLDER TRANSACTION EXPENSES (fees paid directly from your investment)	U Share
Maximum sales load imposed on purchases(1)	None
Maximum contingent deferred sales charge	None
ANNUAL FUND EXPENSES(2) (expenses that you pay each year as a percentage of projected average net assets attributable to Shares, assuming the use of leverage)
Management fee(3)	1.82%
Incentive fee(4)	1.70%
Interest payments on borrowed funds(5)	2.57%
Other expenses(6)
Shareholder servicing fee	None
Distribution fee(7)	0.75%
Remaining other expenses	0.55%
Total annual fund expenses	7.39%

(1)
While Class U Shares do not impose a front-end sales charge, if you purchase Class U Shares through certain financial firms, they may directly charge you transaction or other fees in such amount as they may determine. Please consult your financial firm for additional information. See “Plan of Distribution.”

(2)
This table assumes that the Fund borrows money for investment purposes at an average amount of 44.57% of its net assets (the actual average amount of its borrowings, including outstanding Preferred Shares, during the fiscal year ended December 31, 2023).

(3)
The Management Fee paid by the Fund is calculated at the annual rate of 1.25% of the average daily value of the Fund’s Managed Assets which includes assets purchased with borrowed money. The table above assumes that the Fund borrows money for investment purposes at an average amount of 44.57% of its net assets (the actual average amount of its borrowings, including outstanding Preferred Shares, during the fiscal year ended December 31, 2023). The Management Fee estimate in the table is greater than 1.25% since it is computed as a percentage of the Fund’s net assets for presentation therein. In addition, if the Fund’s leverage exceeds this 44.57% borrowings-to-net assets ratio through additional borrowings (including the issuance of additional Preferred Shares), then the Management Fee in relation to its net assets would be higher than the estimate presented in the table.

(4)
The Fund anticipates that it may have interest income that could result in the payment of an Incentive Fee to the Adviser during certain periods. However, the Incentive Fee is based on the Fund’s performance and will not be paid unless the Fund achieves certain performance targets. The Fund expects the Incentive Fee the Fund pays to increase to the extent the Fund earns greater interest income through its investments. The Incentive Fee is calculated and payable quarterly in arrears based upon “pre-incentive fee net investment income” attributable to each class of the Fund’s Shares for the immediately preceding fiscal quarter, and is subject to a hurdle rate, expressed as a rate of return on each class’s average daily net asset value (calculated in accordance with GAAP), equal to 1.50% per quarter, or an annualized hurdle rate of 6.00%, subject to a “catch-up” feature. The amount presented in this table reflects the Incentive Fee incurred as a percent of average net assets for the fiscal year ended December 31, 2023. See “Management and Incentive Fees” for a full explanation of how the Incentive Fee is calculated.

(5)
The amount shown in the table above is based on the assumption that the Fund borrows money for investment purposes at an average amount of 44.57% of its net assets (the actual average amount of its borrowings, including outstanding Preferred Shares, during the fiscal year ended December 31, 2023), at an estimated annual interest rate cost to the Fund of 5.82%, which is the weighted average

20

interest rate cost during the fiscal year ended December 31, 2023, including dividends payable on the Fund’s MRP Shares, which, in the aggregate, have an average interest rate of 3.72% per annum as of December 31, 2023. The actual amount of interest expense borne by the Fund will vary over time in accordance with the level of the Fund’s use of borrowings and/or Preferred Shares and variations in market interest rates. Interest payments on borrowed funds are required to be treated as an expense of the Fund for accounting purposes. See “Types of Investments and Related Risks — Risks Associated with the Use of Leverage.”

(6)
Other expenses include accounting, legal and auditing fees of the Fund, and offering costs, as well as the reimbursement of the compensation of administrative personnel and fees payable to the Independent Trustees. Other expenses are estimated for the current fiscal year based on the Fund’s fees and expenses for the fiscal year ended December 31, 2023.

(7)
Class U Shares will pay to the Distributor a Distribution Fee that will accrue at an annual rate equal to 0.75% of the average daily net assets attributable to Class U Shares and is payable on a quarterly basis. See “Plan of Distribution.”

Example:
The following example demonstrates the projected dollar amount of total expenses that would be incurred over various periods with respect to a hypothetical investment in Shares. In calculating the following expense amounts, the Fund has assumed its direct and indirect annual operating expenses would remain at the percentage levels set forth in the table above and do not include any expense support from the Adviser.
An investor would pay the following expenses on a $1,000 investment, assuming a 5.0% annual return:
Share Class	1 Year	3 Years	5 Years	10 Years
Class U	$73	$214	$348	$656
The example and the expenses in the tables above should not be considered a representation of the Fund’s future expenses, and actual expenses may be greater or less than those shown. While the example assumes a 5.0% annual return, as required by the SEC, the Fund’s performance will vary and may result in a return greater or less than 5.0%. For a more complete description of the various fees and expenses borne directly and indirectly by the Fund, see “Fund Expenses” and “Management and Incentive Fees.”

21

FINANCIAL HIGHLIGHTS
The financial highlights table is intended to help you understand the Fund’s financial performance. The information for the periods below has been derived from the Fund’s financial statements, which have been audited by Ernst & Young LLP, an independent registered public accounting firm, whose report, along with this information and additional Fund performance and portfolio information, appears in the Fund’s Annual Report dated December 31, 2023, and is incorporated by reference into the Statement of Additional Information. To request the Fund’s Annual Report, please call 888-729-4266. The table below sets forth financial data for one Class U Share throughout the periods presented.
CION Ares Diversified Credit Fund
Financial Highlights
(in thousands, except per share data, percentages and as otherwise noted)
	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022	For the Year Ended December 31, 2021	For the Year Ended December 31, 2020
Class U
Per share data:
Net asset value, beginning of period	$23.95	$25.87	$25.18	$25.92
Income from investment operations:
Net investment income(a)	2.41	1.59	1.52	1.42
Net realized and unrealized gains (losses)	0.61	(2.11)	0.56	(0.76)
Total income (loss) from investment operations	3.02	(0.52)	2.08	0.66
Less distributions declared to shareholders:
From net investment income	(1.89)	(1.40)	(1.39)	(1.40)
Total distributions	(1.89)	(1.40)	(1.39)	(1.40)
Net asset value, end of period	$25.08	$23.95	$25.87	$25.18
Total return, excluding expense support(b)	13.07%	(2.07)%	8.48%	3.01%
Total return, including expense support(b)	13.07%	(2.07)%	8.48%	2.99%
Ratios to average net assets/supplemental data:
Net assets, end of period	$477,044	$388,866	$345,691	$199,175
Including interest expense:
Expenses, excluding expense support(d)(g)	7.39%(h)	5.33%(h)	3.64%(h)	4.00%
Expenses, including expense support(d)(f)(g)	7.39%(h)	5.33%(h)	3.64%(h)	4.02%
Excluding interest expense:
Expenses, excluding expense support(d)(g)	4.82%	3.80%	2.97%	3.51%
Expenses, including expense support(d)(f)(g)	4.82%	3.80%	2.97%	3.54%
Net investment income(d)	9.85%	6.39%	5.96%	5.98%
Portfolio turnover rate	30.64%	38.16%	43.72%	59.77%

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	For the Period Ended December 31, 2019*	For the Period from July 26, 2019 (commencement of operations) to October 31, 2019
Class U
Per share data:
Net asset value, beginning of period	$25.44	$25.86
Income from investment operations:
Net investment income(a)	0.20	0.40
Net realized and unrealized gains (losses)	0.51	(0.45)
Total income (loss) from investment operations	0.71	(0.05)
Less distributions declared to shareholders:
From net investment income	(0.23)	(0.37)
Total distributions	(0.23)	(0.37)
Net asset value, end of period	$25.92	$25.44
Total return, excluding expense support(b)	2.74%	1.60%
Total return, including expense support(b)	2.82%	(0.14)%
Ratios to average net assets/supplemental data:
Net assets, end of period	$42,902	$10,434
Including interest expense:
Expenses, excluding expense support(d)(g)	4.31%(e)	4.85%(e)
Expenses, including expense support(d)(f)(g)	3.83%(e)	6.59%(e)
Excluding interest expense:
Expenses, excluding expense support(d)(g)	3.66%(e)	3.88%(e)
Expenses, including expense support(d)(f)(g)	4.48%(e)	5.62%(e)
Net investment income(d)	5.39%(e)	12.08%(e)
Portfolio turnover rate	5.42%(c)	63.58%(c)

*
For the two month period ended December 31, 2019.

(a)
Per share net investment income has been calculated using the average shares outstanding during the period.

(b)
Based on net asset value per share. Distributions, if any, are assumed for purposes of this calculation to be reinvested at prices obtained under the Fund’s Dividend Reinvestment Plan. Total return is not annualized for periods less than one year. Total return excludes or includes, as noted, expense support provided or (recouped) by the Adviser.

(c)
Not annualized.

(d)
Includes organizational and offering costs, where applicable.

(e)
Annualized, except for certain non-recurring costs.

(f)
Includes expense support provided or (recouped) by the Adviser.

23

(g)
For the periods presented below, the ratio of operating expenses to average net assets consisted of the following:

	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022	For the Year Ended December 31, 2021	For the Year Ended December 31, 2020
Base management fees	1.82%	1.78%	1.59%	1.60%
Income based incentive fees	1.70%	0.67%	—%	—%
Cost of borrowing	2.57%	1.53%	0.67%	0.48%
Net expense support	—%	—%	—%	0.02%
Other operating expenses	1.30%	1.35%	1.38%	1.92%
Total operating expenses	7.39%	5.33%	3.64%	4.02%
	For the Period Ended December 31, 2019*	For the Period from July 26, 2019 (commencement of operations) to October 31, 2019
Base management fees	1.56%	1.61%
Income based incentive fees	—%	—%
Cost of borrowing	0.65%	0.89%
Net expense support	(0.47)%	1.74%
Other operating expenses	2.10%	2.35%
Total operating expenses	3.83%	6.59%

(h)
Includes stated dividends and amortization of deferred issuance costs on the MRP Shares.

24

SENIOR SECURITIES
Information about the Fund’s senior securities as of December 31, 2023, December 31, 2022, December 31, 2021, December 31, 2020, December 31, 2019 and October 31, 2019 is shown in the following table. There were no senior securities outstanding as of October 31, 2018 or October 31, 2017. The information contained in the following table is derived from the Fund’s Annual Report dated December 31, 2023.
Class and Period Ended	Total Amount Outstanding Exclusive of Treasury Securities(a) (in thousands)	Asset Coverage Per Unit(b)	Involuntary Liquidating Preference Per Unit(c)	Average Market Value Per Unit(d)
Revolving Credit Facility (Wells Fargo Bank, N.A.)
December 31, 2023	$426,117	$6,200	—	N/A
December 31, 2022	348,844	5,299	—	N/A
December 31, 2021	225,664	6,461	—	N/A
December 31, 2020	77,025	6,233	—	N/A
December 31, 2019	19,054	5,383	—	N/A
October 31, 2019	19,397	3,847	—	N/A
Revolving Credit Facility (State Street Bank and Trust Company)
December 31, 2023	$246,939	$6,200	—	N/A
December 31, 2022	317,201	5,299	—	N/A
December 31, 2021	176,803	6,461	—	N/A
December 31, 2020	111,283	6,233	—	N/A
December 31, 2019	110,387	5,383	—	N/A
October 31, 2019	142,357	3,847	—	N/A
Mandatory Redeemable Preferred Shares*
December 31, 2023	$570,000	$86.35	$25.00	N/A
December 31, 2022	420,000	81.52	25.00	N/A
December 31, 2021	300,000	93.11	25.00	N/A
Secured Borrowings
December 31, 2023	$6,548	$6,200	—	N/A
December 31, 2022	5,776	5,299	—	N/A
December 31, 2021	5,776	6,461	—	N/A
December 31, 2020	650	6,233	—	N/A
December 31, 2019	314	5,383	—	N/A
October 31, 2019	349	3,847	—	N/A

*
There were no mandatory redeemable preferred shares outstanding as of December 31, 2020, December 31, 2019 and October 31, 2019.

(a)
Total amount of each class of senior securities outstanding at principal value at the end of the period presented.

(b)
The asset coverage ratio for a class of senior securities representing indebtedness is calculated as our consolidated total assets, less all liabilities and indebtedness not represented by senior securities, divided by total senior securities representing indebtedness as calculated separately for each of the Preferred Shares and the credit facilities in accordance with Section 18(h) of the 1940 Act. With respect to the Preferred Shares, the asset coverage per unit figure is expressed in terms of dollar amounts per share of

25

outstanding Preferred Shares (based on a per share liquidation preference of $25). With respect to the credit facilities, the asset coverage ratio is multiplied by $1,000 to determine the “Asset Coverage Per Unit”.

(c)
The amount to which such class of senior security would be entitled upon our involuntary liquidation in preference to any security junior to it. The “— ” in this column indicates that the SEC expressly does not require this information to be disclosed for certain types of senior securities.

(d)
Not applicable to senior securities outstanding as of period end.

26

THE FUND
The Fund is a diversified, closed-end management investment company that is registered under the 1940 Act. The Fund is operated as an “interval fund” and continuously offers its Shares. The Fund was organized as a Delaware statutory trust on June 21, 2016. The principal office of the Fund is located at 100 Park Avenue, 25th Floor, New York, NY 10017 and its telephone number is 212-418-4700.
The Fund’s investment objective is to provide superior risk-adjusted returns across various market cycles by investing in a diversified portfolio of liquid and illiquid asset classes. The Fund seeks to capitalize on market inefficiencies and relative value opportunities throughout the entire global credit spectrum.
The Fund invests primarily in a portfolio of directly originated loans, secured floating and fixed rate syndicated loans, corporate bonds, asset-backed securities, commercial real estate loans and other types of credit instruments, which, under normal circumstances, will represent at least 80% of the Fund’s Managed Assets. In addition, the Fund invests primarily in those countries where creditors’ rights are protected by law, such as countries in North America and Western Europe, although in select situations the Fund may invest in securities of issuers domiciled elsewhere. The geographic areas of focus are subject to change from time to time and may be changed without notice to Shareholders. There is no minimum or maximum limit on the amount of the Fund’s assets that may be invested in non-U.S. securities.
The Fund seeks to achieve its investment objective by employing an opportunistic, dynamic and untethered global credit investments strategy based on absolute and relative value considerations and its analysis of credit markets. It seeks risk-adjusted returns over full market cycles by creating and managing a portfolio with balanced exposures to multiple industry sectors and geographic regions, systematically allocating capital across multiple segments of the global fixed-income markets, including U.S. and non-U.S. credit instruments. For a further discussion of the Fund’s principal investment strategies, see “Investment Objective, Opportunities and Strategies.” There can be no assurance that the Fund will achieve its investment objective.
The Fund’s investment adviser is CAM. Ares Capital is the Fund’s investment sub-adviser. CAM oversees the management of the Fund’s activities and is responsible for making investment decisions for the Fund’s portfolio with recommendations and support from Ares Capital. See “The Adviser and Sub-Adviser.” Responsibility for monitoring and overseeing the Fund’s investment program, management and operation is vested in the individuals who serve on the Board.

27

THE ADVISER AND SUB-ADVISER
CAM, an investment adviser registered with the SEC under the Advisers Act, serves as the Adviser. CAM is a joint venture between affiliates of Ares and CION and is controlled by Ares.
CION is a leading manager of alternative investment solutions that focuses on alternative credit strategies for individual investors. CION manages CION Investment Corporation (“CIC”), a leading publicly traded business development company with approximately $2.0 billion in total assets as of December 31, 2023, and sponsors, through CAM, the Fund. Its affiliated broker-dealer, CION Securities, provides distribution services and has entered into a wholesale marketing agreement with the Distributor and a dealer manager agreement with the Fund. The dealer manager arrangement is applicable only to certain share classes of the Fund.
Ares Capital, an investment adviser registered with the SEC under the Advisers Act, serves as the Sub-Adviser. Ares is a publicly traded, leading global alternative investment manager with over 2,850 employees. Ares had approximately $418.8 billion in assets under management (“AUM”) as of December 31, 2023, of which approximately $284.8 billion was related to its credit business, across a diverse platform that it manages on behalf of organizations including but not limited to pension and endowment funds, sovereign wealth funds, financial institutions, insurance companies and individual investors. In February 2024, Ares Capital announced that its special opportunities strategy, historically reported as a component of its private equity group, will be integrated into the credit group to align management of this strategy and will form the foundation for a new opportunistic credit strategy. Adjusted for this change, as of December 31, 2023, the credit group managed $299.4 billion in AUM.*

*
As of December 31, 2023, Ares AUM amounts include funds managed by Ivy Hill Asset Management, L.P., a wholly owned portfolio company of Ares Capital Corporation (“ARCC”) and an SEC-registered investment adviser.

28

USE OF PROCEEDS
The proceeds from the sale of Shares are invested by the Fund to pursue its investment program and strategies. The Fund expects to invest the proceeds obtained by it promptly after receipt of such proceeds.

29

INVESTMENT OBJECTIVE, OPPORTUNITIES AND STRATEGIES
Investment Objective
The Fund’s investment objective is to provide superior risk-adjusted returns across various market cycles by investing in a diversified portfolio of liquid and illiquid asset classes. The Fund seeks to capitalize on market inefficiencies and relative value opportunities throughout the entire global credit spectrum. There can be no assurance that the Fund will achieve its investment objective.
Investment Opportunities and Strategies
The Fund invests primarily in a portfolio of directly originated loans, secured floating and fixed rate syndicated loans, corporate bonds, asset-backed securities, commercial real estate loans and other types of credit instruments, which, under normal circumstances, will represent at least 80% of the Fund’s Managed Assets. For purposes of this policy, “credit instruments” may include commercial real estate mezzanine loans, real estate mortgages, distressed securities, notes, bills, debentures, bank loans, convertible and preferred securities, government and municipal obligations. The Fund may also invest in foreign instruments and illiquid and restricted securities.
Opportunistic, Flexible, Untethered Credit Investments Strategy.   The Advisers intend to employ an opportunistic, flexible and untethered global credit investments strategy based on absolute and relative value considerations and their analysis of the credit markets. The Advisers seek risk-adjusted returns over full market cycles by creating and managing a portfolio with balanced exposures to multiple industry sectors and geographic regions. The Advisers will make tactical allocations of assets across multiple segments of the global fixed-income markets, including U.S. and non-U.S. credit instruments. It is anticipated that most of the Fund’s investments will be rated below investment grade or would be rated below investment grade if they were rated. Non-investment grade fixed income securities, also known as “junk bonds”, are considered speculative. Some of the credit instruments will have no credit rating at all. The Fund is untethered to benchmark-specific guidelines, thereby providing the Advisers with significant latitude to invest where they see opportunities and to reduce exposure to areas where they see less value or heightened downside risks.
Relative Value Focus.   A primary driver of the Fund’s investment strategy will be a relative value focus whereby the Advisers seek to identify market dislocations caused by, among other factors, (i) significant corporate transactional events, such as spinoffs, mergers and acquisitions, industry consolidations, liquidations, reorganizations, bankruptcies, recapitalizations and share buybacks and other extraordinary corporate transactions; (ii) market inefficiencies resulting from the misunderstanding by the broader investment community of a particular company or industry, which misunderstanding results in the income of such investment reflecting a higher risk premium or the market price of such investment reflecting a lower value than is deemed warranted by the Advisers and; (iii) companies experiencing financial stress resulting in a mispricing of their securities either because such securities pay higher income due to perceived risk or trade at a significant discount to fair value whereby the underlying asset values limit downside risk and offer meaningful upside potential; and (iv) sell-offs in one or more of the relevant credit markets.
Access to Ares Transaction Flow.   The Advisers intend to benefit from the market presence, scale, infrastructure and demonstrated investment experience of Ares to gain access to transaction flow and a broad set of investment opportunities across the non-investment grade credit spectrum. Unlike many other alternative investment managers, Ares operates in a fully integrated manner and encourages frequent collaboration among its investment professionals. This unique approach allows Ares to draw from the collective market insight, industry expertise, contacts and experience of its approximately 990 investment professionals around the world.
The Fund intends to focus on what the Advisers believe are the broader Ares platform’s most attractive investment ideas and allocate investments sourced from Ares’s multi-billion dollar credit platform to achieve its investment objective. As such, the Advisers have the flexibility to invest where they see opportunities, based on their extensive credit research expertise and analysis of the relevant credit markets, in a variety of credit instruments with varying yield and risk profiles. Many investment vehicles available for retail investors do not include certain asset classes that the Fund will invest in such as private asset-backed investments and directly originated loans, and therefore the Fund offers a differentiated investment opportunity to the retail investor base.

30

Active Monitoring and Investing, with Bottom-Up and Top-Down Credit Analysis by Deep and Experienced Team.    The Advisers will actively construct and manage a portfolio of credit investments and, as necessary, periodically rebalance the Fund’s allocation of assets among different types of credit investments utilizing the Advisers’ strategies to seek to optimize the Fund’s allocation to achieve the Fund’s investment objective under the market conditions existing at such time.
With respect to each investment opportunity, the Advisers intend to take a bottom-up and top-down approach to their credit analysis that will focus on each individual investment as well as global macroeconomic factors and the industry in which the subject entity operates. The Advisers’ investment process will be rigorous, proactive and continuous, and will emphasize team management. Close monitoring of each investment in the portfolio provides the basis for making buy, sell and hold decisions. In managing the Fund’s portfolio, the Advisers will utilize their and the broader Ares platform’s deep and experienced teams of credit specialists to analyze investments and engage in regular and periodic monitoring of credit risk with a goal toward the early identification, and sale, of credit instruments and other investments with potential credit problems. This monitoring process may include reviewing (i) an issuer’s financial resources and operating history; (ii) a comparison of an issuer’s current operating results with the Advisers’ initial investment thesis for the investment and initial expectations for the performance of the obligation; (iii) an issuer’s sensitivity to economic conditions; (iv) the performance of an issuer’s management; (v) an issuer’s debt maturities and borrowing requirements; (vi) an issuer’s interest and asset coverage; and (vii) the relative value of an investment based on an issuer’s anticipated cash flow or where other comparable assets are trading in the market.
Portfolio Composition
The Fund’s portfolio will consist of some combination of the following types of investments:
Direct Lending.   The Fund may invest in first lien senior secured loans (including “unitranche” loans, which are loans that combine both senior and mezzanine debt, generally in a first lien position), second lien senior secured loans and mezzanine debt, which in some cases includes an equity component, of U.S. and European middle-market companies, where the Advisers believe the supply of primary capital is limited and the investment opportunities are most attractive. These investments are typically made to companies with annual EBITDA between $10 million and $250 million. As used herein, EBITDA represents net income before net interest expense, income tax expense, depreciation and amortization.
Syndicated Corporate Loans.   Syndicated Loans generally hold the most senior position in the capital structure of a Borrower, are typically secured with specific collateral and have a claim on the assets and/or stock of the Borrower that is senior to that held by unsecured creditors, subordinated debt holders and holders of equity of the Borrower. Typically, in order to borrow money pursuant to a Syndicated Loan, a Borrower will, for the term of the Syndicated Loan, pledge collateral (subject to typical exceptions), including but not limited to (i) working capital assets, such as accounts receivable and inventory; (ii) tangible fixed assets, such as real property, buildings and equipment; (iii) intangible assets, such as trademarks and patent rights; and (iv) security interests in shares of stock of subsidiaries or affiliates. In the case of Syndicated Loans made to non-public companies, the company’s shareholders or owners may provide collateral in the form of secured guarantees and/or security interests in assets that they own. In many instances, a Syndicated Loan may be secured only by stock in the Borrower or its subsidiaries. Collateral may consist of assets that may not be readily liquidated, and there is no assurance that the liquidation of such assets would satisfy fully a Borrower’s obligations under a Syndicated Loan.
A Borrower must comply with various covenants contained in a loan agreement or note purchase agreement between the Borrower and the holders of the Syndicated Loan (the “Loan Agreement”). In a typical Syndicated Loan, an administrative agent (the “Agent”) administers the terms of the Loan Agreement. In such cases, the Agent is normally responsible for the collection of principal and interest payments from the Borrower and the apportionment of these payments to the credit of all institutions that are parties to the Loan Agreement. The Fund will generally rely upon the Agent or an intermediate participant to receive and forward to the Fund its portion of the principal and interest payments on the Syndicated Loan. Additionally, the Fund normally will rely on the Agent and the other loan investors to use appropriate credit remedies against the Borrower. The Agent is typically responsible for monitoring compliance with covenants contained in the Loan Agreement based upon reports prepared by the Borrower. The Agent may monitor the value of the collateral and, if the value of the collateral declines, may accelerate the Syndicated

31

Loan, may give the Borrower an opportunity to provide additional collateral or may seek other protection for the benefit of the participants in the Syndicated Loan. The Agent is compensated by the Borrower for providing these services under a Loan Agreement, and such compensation may include special fees paid upon structuring and funding the Syndicated Loan and other fees paid on a continuing basis.
Syndicated Loans typically have rates of interest that are determined daily, monthly, quarterly or semi-annually by reference to a base lending rate, plus a premium or credit spread. As a result, as short-term interest rates increase, interest payable to the Fund from its investments in Syndicated Loans should increase, and as short-term interest rates decrease, interest payable to the Fund from its investments in Syndicated Loans should decrease. These base lending rates are primarily SOFR or another reference rate, and secondarily the prime rate offered by one or more major U.S. banks and the certificate of deposit rate or other base lending rates used by commercial lenders.
Although not initially a principal investment strategy, the Fund may purchase and retain in its portfolio Syndicated Loans where the Borrower has experienced, or may be perceived to be likely to experience, credit problems, including involvement in or recent emergence from bankruptcy court proceedings or other forms of debt restructuring. Such distressed investments may provide opportunities for enhanced income as well as capital appreciation, although they also will be subject to greater risk of loss. At times, in connection with the restructuring of a Syndicated Loan either outside of bankruptcy court or in the context of bankruptcy court proceedings, the Fund may determine or be required to accept equity securities or junior credit securities in exchange for all or a portion of a Syndicated Loan.
In the process of buying, selling and holding Syndicated Loans, the Fund may receive and/or pay certain fees. These fees are in addition to interest payments received and may include facility fees, commitment fees, amendment fees, commissions and prepayment penalty fees. On an ongoing basis, the Fund may receive a commitment fee based on the undrawn portion of the underlying line of credit portion of a Syndicated Loan. In certain circumstances, the Fund may receive a prepayment penalty fee upon the prepayment of a Syndicated Loan by a Borrower. Other fees received by the Fund may include covenant waiver fees, covenant modification fees or other amendment fees.
Corporate Bonds.   An issuer of Corporate Bonds typically pays the investor a fixed rate of interest and must repay the amount borrowed on or before maturity. The investment return of Corporate Bonds reflects interest on the security and changes in the market value of the security. The market value of a Corporate Bond generally may be expected to rise and fall inversely with interest rates. The value of intermediate- and longer-term Corporate Bonds normally fluctuates more in response to changes in interest rates than does the value of shorter-term Corporate Bonds. The market value of a Corporate Bond also may be affected by investors’ perceptions of the creditworthiness of the issuer, the issuer’s performance and perceptions of the issuer in the market place. There is a risk that the issuers of Corporate Bonds may not be able to meet their obligations on interest or principal payments at the time called for by an instrument. The Fund may utilize various types of Derivatives, including swaps, for the purpose of gaining exposure to Corporate Bonds.
Structured Credit.   The Fund may invest in asset-backed opportunities across broad sectors such as consumer and commercial specialty finance and corporate credit. The Fund will target investment opportunities that are directly originated and privately negotiated that may include (i) financings secured by pools of consumer loans, commercial loans or real estate assets; (ii) the outright purchase of pools of consumer loans, commercial loans or real estate assets; and (iii) debt and equity investments in U.S.-dollar-denominated CLOs that are primarily backed by corporate leveraged loans issued to primarily U.S. CLOs, as well as Euro-denominated CLOs that are backed primarily by corporate leveraged loans issued to primarily European CLOs. The investments in the “equity” of structured credit products (including CLOs) refers to the Residual Tranche.
The CLO equity tranches (or other similar junior tranches) and privately issued asset-backed securities in which the Fund invests may be highly leveraged, which magnifies the Fund’s risk of loss on such investments.
Stressed Investments.   The Fund may invest in preferred or common shares, or other instruments, of companies undergoing, or that have recently completed, bankruptcies, reorganizations, insolvencies, liquidations or other fundamental changes or similar proceedings or other Stressed Issuers. In any investment opportunity involving any such type, there exists the risk that the contemplated transaction either will be

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unsuccessful, will take considerable time or will result in a distribution of cash or new securities, the value of which will be less than the purchase price to the Fund of the securities or other financial instruments in respect of which such distribution is received. Similarly, if an anticipated transaction does not in fact occur, the Fund may be required to sell its investment at a loss. The consummation of such transactions can be prevented or delayed by a variety of factors, including but not limited to (i) intervention of a regulatory agency; (ii) market conditions resulting in material changes in securities prices; (iii) compliance with any applicable bankruptcy, insolvency or securities laws; and (iv) the inability to obtain adequate financing. Because there is substantial uncertainty concerning the outcome of transactions involving financially troubled companies in which the Fund intends to invest, there is a potential risk of loss by the Fund of its entire investment in such companies.
Commercial Real Estate Loans.
Senior Mortgage Loans:   These mortgage loans are typically secured by first liens on commercial properties, including the following property types: office, multifamily, retail, industrial, hospitality and mixed-use. In some cases, first lien mortgages may be divided into an A-Note and a B-Note. The A-Note is typically a privately negotiated loan that is secured by a first mortgage on a commercial property or group of related properties that is senior to a B-Note secured by the same first mortgage property or group.
Subordinated Debt:   These loans may include structurally subordinated first mortgage loans and junior participations in first mortgage loans or participations in these types of assets. As noted above, a B-Note is typically a privately negotiated loan that is secured by a first mortgage on a commercial property or group of related properties and is subordinated to an A-Note secured by the same first mortgage property or group. The subordination of a B-Note or junior participation typically is evidenced by participations or intercreditor agreements with other holders of interests in the note. B-Notes are subject to more credit risk with respect to the underlying mortgage collateral than the corresponding A-Note.
Preferred Equity:   Real estate preferred equity investments are subordinate to first mortgage loans and are not collateralized by the property underlying the investment. As a holder of preferred equity, the Fund seeks to enhance its position with covenants that limit the activities of the entity in which the Fund has an interest and protect the Fund’s equity by obtaining an exclusive right to control the underlying property after an event of default, should such a default occur on the Fund’s investment.
Mezzanine Loans:   Like B-Notes, these loans are also subordinated, but are usually secured by a pledge of the borrower’s equity ownership in the entity that owns the property or by a second lien mortgage on the property. In a liquidation, these loans are generally junior to any mortgage liens on the underlying property, but senior to any preferred equity or common equity interests in the entity that owns the property. Investor rights are usually governed by intercreditor agreements.
Other Investment Strategies.   The Fund may also invest in distressed securities, notes, bills, debentures, bank loans, convertible and preferred securities, government and municipal obligations and other credit instruments with similar economic characteristics. In addition, from time to time, the Fund may invest in or hold common shares and other equity securities incidental to the purchase or ownership of a Syndicated Loan or Corporate Bond or in connection with a reorganization of a borrower. The Fund may engage in short sales. The Fund may also use Derivatives to gain investment exposure to credit instruments, to provide downside protection and to dampen volatility. Derivatives may allow the Fund to increase or decrease the level of risk to which the Fund is exposed more quickly and efficiently than transactions in other types of instruments. The Fund may invest in securities of other investment companies, including ETFs, to the extent that these investments are consistent with the Fund’s investment objective, strategies and policies and permissible under the 1940 Act or any applicable exemption therefrom. The Fund may invest in other investment companies to gain broad market or sector exposure, including during periods when it has large amounts of uninvested cash or when the Advisers believe share prices of other investment companies offer attractive values.
Other Characteristics
Below Investment Grade Credit Instruments.   Most of the credit instruments in which the Fund may invest will be rated below investment grade (also known as “junk bonds”). Securities rated below investment

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grade are those that, at the time of investment, are rated Ba1 or lower by Moody’s, or BB+ or lower by S&P or Fitch, or if unrated are determined by the Advisers to be of comparable quality. Below investment grade securities often are regarded as having predominately speculative characteristics with respect to an issuer’s capacity to pay interest and repay principal. In addition, lower quality debt securities tend to be more sensitive to general economic conditions. Although many of the Fund’s investments may consist of securities rated below investment grade, the Fund reserves the right to invest in credit instruments of any credit quality, maturity and duration.
Foreign Instruments.   The Fund may make investments in non-U.S. entities, including issuers in emerging markets. Emerging market countries are countries that major international financial institutions, such as the World Bank, generally consider to be less economically mature than developed nations, such as the United States or most nations in Western Europe. Emerging market countries can include every nation in the world except the United States, Canada, Japan, Australia, New Zealand, most countries located in Western Europe and certain other countries. The Fund expects that its investment in non-U.S. issuers will be made primarily in U.S. dollar denominated securities, but it reserves the right to purchase securities that are foreign currency denominated. Some non-U.S. securities may be less liquid and more volatile than securities of comparable U.S. issuers.
Illiquid and Restricted Securities.   The Fund may invest in instruments that, at the time of investment, are illiquid (generally, those securities that cannot be disposed of within seven days in the ordinary course of business at approximately the value at which the Fund has valued the securities). Although the Fund may invest in such instruments without limitation, pursuant to the requirements of the 1940 Act, the Board has adopted, and the Fund follows, procedures designed to ensure that the Fund maintains sufficient liquidity to meet its periodic repurchase obligations as an interval fund. The Fund may also invest, without limit, in securities that are unregistered (but are eligible for purchase and sale by certain qualified institutional buyers) or are held by control persons of the issuer and securities that are subject to contractual restrictions on their resale.
The Fund may invest its cash balances in money market instruments, U.S. government securities, commercial paper, certificates of deposit, repurchase agreements and other high-quality debt instruments maturing in one year or less, among other instruments. In addition, and in response to adverse market, economic or political conditions, the Fund may invest in high-quality fixed income securities, money market instruments and money market funds or may hold significant positions in cash or cash equivalents for defensive purposes.
Subsidiaries.   The Fund may make investments through direct and indirect wholly-owned Subsidiaries. Such Subsidiaries will not be registered under the 1940 Act. The Board has oversight responsibility for the investment activities of the Fund, including its investment in any Subsidiary, and the Fund’s role as sole direct or indirect shareholder of any Subsidiary. The Subsidiaries will be advised or managed by the Adviser and have the same investment objective as the Fund. The Fund will “look through” any such Subsidiary for purposes of compliance with its investment policies.
Unless otherwise stated herein or in the Statement of Additional Information, the Fund’s investment objective and policies are non-fundamental policies and may be changed by the Board without prior approval of the Shareholders.
The Investment Process
The Fund’s portfolio is managed by CAM representatives Mitch Goldstein, Greg Margolies and Michael Smith, who are also employees of an affiliate of Ares, where Mitch Goldstein and Michael Smith serve as Co-Heads of the Ares Credit Group and Greg Margolies is a Partner. In managing the portfolio, they employ two principal inputs, a quantitative allocation model and the Sub-Adviser’s Allocation Committee comprised of portfolio managers and investment officers from each underlying credit discipline.
The Ares model utilizes a scoring system intended to quantify the following with a common scale:
•
four risk factors for each asset class including:

◦
volatility:   variability of price for a given security;

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◦
liquidity:   extent to which an asset or security can be purchased or sold within the context of its current quoted price;

◦
loss probability:   probability of realizing a loss from default; and

◦
control premium:   premium to value associated with having a controlling position in structuring and originating debt instruments

•
three macroeconomic risk factors including correlation to equities, interest rate risk, and geographic/regional risk

•
relative value spread basis between different asset classes, based on standard deviations in price of each asset

•
relative value of each asset class as compared to its own historical average measured by standard deviation

The Ares scoring for each asset class is then used to solve for an optimal allocation mix using a range of targeted returns. Minimum and maximum concentration and diversification limits may be applied. This output is meant as an objective measure of relative value, useful in guiding both Allocation Committee discussion and in advising Ares co-portfolio managers as to portfolio construction.
Allocation Committee meetings are held monthly and serve multiple ends. The forum is intended to facilitate a congress of expert opinions from across the credit spectrum. Members discuss macroeconomic trends, U.S. and global growth (or contraction), labor market trends, inflation trends, fiscal and monetary policy trends, asset valuations, liquidity conditions and investor sentiment. Each is addressed with respect to its potential effect on lending conditions and credit spreads across underlying asset classes. Consensus is not required, however the agenda will tend to facilitate development of broad “house views” as to macroeconomic forecasts. Specific focus is given to the subject of valuation, and whether each credit asset class is priced attractively relative to its fundamental (absolute) risk and also by comparison to other credit assets. Healthy disagreement on this topic is encouraged, and particular consideration given to the spreads at which most recent loans or bonds have been underwritten by the investment teams of each asset class. The end objective is to determine which asset classes appear cheaply valued and most attractive relative to the risks inherent to each asset class.
The process culminates as Mitch Goldstein, Greg Margolies and Michael Smith determine portfolio positioning and will decide how much of the Fund’s portfolio is invested in each credit asset class. The composition and construction of each underlying asset category is then determined by the portfolio managers specific to that asset category. To the extent possible, such portfolio managers are the same as would be employed in managing a standalone fund within that underlying asset class and the pool of investment ideas from which the underlying asset category is populated would similarly be the same. All investments are either sourced from third parties or by Ares directly, but the Fund expects the vast majority of the Fund’s investments to be directly originated by the Ares investment teams. While each underlying investment team employs its own distinct investment process tailored to that asset class, all portfolio investments undergo intensive screening, due diligence, and credit analyses focused on principal preservation and long-term value creation in market leading businesses. This ensures integrity of process down to the selection of specific companies and credits and is intended to maximize “best ideas” capture across the platform. As the allocation between various asset classes change, underlying portfolio managers are directed to monetize assets or increase their investments to raise liquidity or deploy additional investment capital.

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TYPES OF INVESTMENTS AND RELATED RISKS
Investors should carefully consider the risk factors described below, before deciding on whether to make an investment in the Fund. The risks set out below are not the only risks the Fund faces. Additional risks and uncertainties not currently known to the Fund or that the Fund currently deems to be immaterial also may materially adversely affect the Fund’s business, financial condition and/or operating results. If any of the following events occur, the Fund’s business, financial condition and results of operations could be materially adversely affected. In such case, the NAV of the Fund’s Shares could decline, and investors may lose all or part of their investment.
Risks Relating to Investment Strategies and Fund Investments
Distressed and Event-Driven Investing Risk.   The Fund may invest in securities and other obligations of companies that are involved in significant financial or business distress, including companies involved in, or that have recently completed, bankruptcy or other reorganization and liquidation proceedings (“Stressed Issuers”) (such investments, “Special Situation Investments”). Although Stressed Investments may result in significant returns for the Fund, they are speculative and involve a substantial degree of risk. The level of analytical sophistication, both financial and legal, necessary for successful investment in distressed assets is unusually high. Therefore, the Fund will be particularly dependent on the analytical abilities of the Adviser. In any reorganization or liquidation proceeding relating to a company in which the Fund invests, the Fund may lose its entire investment, may be required to accept cash or securities with a value less than the Fund’s original investment and/or may be required to accept payment over an extended period of time. Among the risks inherent in investments in a troubled company is that it may be difficult to obtain information as to the true financial condition of such company. Troubled company investments and other distressed asset-based investments require active monitoring.
The Fund may make investments in Stressed Issuers when the Adviser believes it is reasonably likely that the Stressed Issuer will make an exchange offer or will be the subject to a plan of reorganization pursuant to which the Fund will receive new securities in return for a Special Situation Investment. There can be no assurance, however, that such an exchange offer will be made or that such a plan of reorganization will be adopted. In addition, a significant period of time may pass between the time at which the Fund makes its investment in the Special Situation Investment and the time that any such exchange offer or plan of reorganization is completed, if at all. During this period, it is unlikely that the Fund would receive any interest payments on the Special Situation Investment, the Fund would be subject to significant uncertainty whether the exchange offer or plan of reorganization will be completed and the Fund may be required to bear certain extraordinary expenses to protect and recover its investment. Therefore, to the extent the Fund seeks capital appreciation through investment in Special Situation Investments, the Fund’s ability to achieve current income for its shareholders may be diminished. The Fund also will be subject to significant uncertainty as to when, in what manner and for what value the obligations evidenced by Special Situation Investments will eventually be satisfied (e.g., through a liquidation of the obligor’s assets, an exchange offer or plan of reorganization involving the Special Situation Investments or a payment of some amount in satisfaction of the obligation). Even if an exchange offer is made or plan of reorganization is adopted with respect to Special Situation Investments held by the Fund, there can be no assurance that the securities or other assets received by the Fund in connection with such exchange offer or plan of reorganization will not have a lower value or income potential than may have been anticipated when the investment was made or even no value. Moreover, any securities received by the Fund upon completion of an exchange offer or plan of reorganization may be restricted as to resale. Similarly, if the Fund participates in negotiations with respect to any exchange offer or plan of reorganization with respect to an issuer of Special Situation Investments, the Fund may be restricted from disposing of such securities. To the extent that the Fund becomes involved in such proceedings, the Fund may have a more active participation in the affairs of the issuer than that assumed generally by an investor.
To the extent that the Fund holds interests in a Stressed Issuer that are different (or more senior or junior) than those held by other funds and/or accounts managed by the Adviser or its affiliates (“Other Accounts”), the Adviser is likely to be presented with decisions involving circumstances where the interests of such Other Accounts may be in conflict with the Fund’s interests. Furthermore, it is possible that the Fund’s interest may be subordinated or otherwise adversely affected by virtue of such Other Accounts’ involvement and actions relating to their investment. In addition, when the Fund and Other Accounts hold

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investments in the same Stressed Issuer (including in the same level of the capital structure), the Fund may be prohibited by applicable law from participating in restructurings, work-outs, renegotiations or other activities related to its investment in the Stressed Issuer absent an exemption due to the fact that Other Accounts hold investments in the same Stressed Issuer. As a result, the Fund may not be permitted by law to make the same investment decisions as Other Accounts in the same or similar situations even if the Adviser believes it would be in the Fund’s best economic interests to do so. Also, the Fund may be prohibited by applicable law from investing in a Stressed Issuer (or an affiliate) that Other Accounts are also investing in or currently invest in even if the Adviser believes it would be in the best economic interests of the Fund to do so. Furthermore, entering into certain transactions that are not deemed prohibited by law when made may potentially lead to a condition that raises regulatory or legal concerns in the future. This may be the case, for example, with Stressed Issuers who are near default and more likely to enter into restructuring or work-out transactions with their existing debt holders, which may include the Fund and its affiliates. In some cases, to avoid the potential of future prohibited transactions, the Adviser may avoid recommending allocating an investment opportunity to the Fund that it would otherwise recommend, subject to the Adviser’s then-current allocation policy and any applicable exemptions.
The Fund may also invest in companies in expectation of a specific event or catalyst, which may be external (e.g., a macroeconomic event impacting relevant markets) or an event that is specific to the company (e.g., a Chapter 11 filing). Such event-driven investing requires the Fund to make judgments concerning (i) the likelihood that an event will occur; and (ii) the impact such event will have on the value of the Fund’s investment in the relevant company. If the event fails to occur or it does not have the effect foreseen, significant losses can result.
Market Price Inefficiency Risk.   The Fund seeks investment opportunities based on what the Advisers perceive as market inefficiencies. However, recognizing market inefficiencies requires a high level of market expertise and is inherently difficult because it requires the recognition of information that the majority of market participants have not identified. The Fund may not effectively recognize market inefficiencies and, even if it does, the market may not correct as the Fund predicts, either of which could result in significant losses to the Fund.
Limited Portfolio Companies Risk.   The Fund seeks to achieve its investment objective by focusing on a limited number of opportunities across the investment universe that it believes offer potentially exceptional risk-adjusted income and returns as compared to more traditional investment strategies under current and expected economic conditions. As a result, the Fund’s portfolio may be focused in a limited number of portfolio companies and industries. Beyond the asset diversification requirements associated with the Fund’s qualification as a RIC under Subchapter M of the Code and the fundamental investment limitations set forth in the Statement of Additional Information, the Fund does not have fixed guidelines for diversification, and while the Fund is not targeting any specific industries, the Fund’s investments may be focused in relatively few industries or portfolio companies. As a result, the aggregate income and returns the Fund realizes may be significantly adversely affected if a small number of investments perform poorly or if the Fund needs to write down the value of any one investment. Additionally, a downturn in any particular industry in which the Fund is invested could also significantly impact the aggregate income and returns it realizes.
Debt Instruments Risk.    The Fund may invest in loans and other types of debt instruments and securities. Such investments may be secured, partially secured or unsecured and may be rated or unrated, and whether or not rated, may have speculative characteristics. Changes in interest rates generally will cause the value of fixed rate debt investments held by the Fund to vary inversely to such changes. Debt investments with longer terms to maturity or duration are subject to greater volatility than investments in shorter-term obligations. The issuer of a debt security or instrument may not be able or willing to pay interest or to repay principal when due in accordance with the terms of the associated agreement. An obligor’s willingness to pay interest or to repay principal due in a timely manner may be affected by, among other factors, its cash flow. Commercial bank lenders may be able to contest payments to the holders of other debt obligations of the same obligor in the event of default under their commercial bank loan agreements. See also “Types of Investments and Related Risks — Credit Risk.”
The Fund may invest in loans and other similar forms of debt. Such forms of indebtedness may be different from traditional debt securities in that debt securities are typically part of a large issue of securities

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and loans and similar debt instruments may not be securities, but may represent a specific commercial loan to a borrower. Loan participations typically represent direct participation, together with other parties, in a loan to a corporate borrower, and generally are offered by banks or other financial institutions or lending syndicates. The Fund may participate in such syndications, or can buy part of a loan, becoming a part lender. When purchasing indebtedness and loan participations, the Fund assumes the credit risk associated with the borrower and may assume the credit risk associated with an interposed bank or other Financial Intermediary. Members of a syndicate in which the Fund participates may have different and sometimes superior rights to those of the Fund. Where the Fund invests as a sub-participant in syndicated debt, it may be subject to certain risks as a result of having no direct contractual relationship with the underlying borrower. As a result, the Fund will generally be dependent on the lender to enforce its rights and obligations under the loan arrangements in the event of a default by the underlying borrower and will generally not have any direct rights against the underlying borrower, any direct rights in the collateral, if any, securing such borrowing, or any right to deal directly with such borrower. The lender will, in general, retain the right to determine whether remedies provided for in the underlying loan arrangement will be exercised, or waived. In the event that the Fund enters into such an investment, there can be no assurance that its ability to realize upon a participation will not be interrupted or impaired in the event of the bankruptcy or insolvency of any of the borrower or the lender or that in such circumstances the Fund will benefit from any set-off between the lender and the borrower. Claims by third parties arising from these and other risks may be borne by the Fund.
Syndicated Loans Risk.    The Syndicated Loans in which the Fund will invest will primarily be rated below investment grade, but may also be unrated and of comparable credit quality. Although Syndicated Loans are senior and typically secured in a first lien (including “unitranche” loans, which are loans that combine both senior and subordinated debt, generally in a first lien position) or second lien position in contrast to other below investment grade fixed income instruments, which are often subordinated or unsecured, the risks associated with such Syndicated Loans are generally similar to the risks of other below investment grade fixed income instruments. Investments in below investment grade Syndicated Loans are considered speculative because of the credit risk of the Borrowers. Such Borrowers are more likely than investment grade Borrowers to default on their payments of interest and principal owed to the Fund, and such defaults could reduce the Fund’s NAV and income distributions. An economic downturn would generally lead to a higher non-payment rate, and a Syndicated Loan may lose significant market value before a default occurs. Moreover, any specific collateral used to secure a Syndicated Loan may decline in value or become illiquid, which could adversely affect the Syndicated Loan’s value. Syndicated Loans are subject to a number of risks described elsewhere in this prospectus, including liquidity risk and the risk of investing in below investment grade fixed income instruments.
Syndicated Loans are subject to the risk of non-payment of scheduled interest or principal. Such non-payment would result in a reduction of income to the Fund, a reduction in the value of the investment and a potential decrease in the NAV of the Fund. There can be no assurance that the liquidation of any collateral securing a Syndicated Loan would satisfy the Borrower’s obligation in the event of non-payment of scheduled interest or principal payments, whether when due or upon acceleration, or that the collateral could be liquidated, readily or otherwise. In the event of bankruptcy or insolvency of a Borrower, the Fund could experience delays or limitations with respect to its ability to realize the benefits of the collateral, if any, securing a Syndicated Loan. The collateral securing a Syndicated Loan, if any, may lose all or substantially all of its value in the event of the bankruptcy or insolvency of a Borrower. Some Syndicated Loans are subject to the risk that a court, pursuant to fraudulent conveyance or other similar laws, could subordinate such Syndicated Loans to presently existing or future indebtedness of the Borrower or take other action detrimental to the holders of Syndicated Loans including, in certain circumstances, invalidating such Syndicated Loans or causing interest previously paid to be refunded to the Borrower. Additionally, a Syndicated Loan may be “primed” in bankruptcy, which reduces the ability of the holders of the Syndicated Loan to recover on the collateral. Priming takes place when a debtor in bankruptcy is allowed to incur additional indebtedness by the bankruptcy court and such indebtedness has a senior or pari passu lien with the debtor’s existing secured indebtedness, such as existing Syndicated Loans or secured Corporate Bonds.
There may be less readily available information about most Syndicated Loans and the Borrowers thereunder than is the case for many other types of securities, including securities issued in transactions registered under the Securities Act of 1933, as amended (the “1933 Act”), or registered under the Securities

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Exchange Act of 1934, as amended (the “Exchange Act”), and Borrowers subject to the periodic reporting requirements of Section 13 of the Exchange Act. Syndicated Loans may be issued by companies that are not subject to SEC reporting requirements and these companies, therefore, do not file reports with the SEC that must comply with SEC form requirements and, in addition, are subject to a less stringent liability disclosure regime than companies subject to SEC reporting requirements. As a result, the Advisers will rely primarily on their own evaluation of a Borrower’s credit quality rather than on any available independent sources. Therefore, the Fund will be particularly dependent on the analytical abilities of the Advisers. In certain circumstances, Syndicated Loans may not be deemed to be securities under certain federal securities laws, other than the 1940 Act. Therefore, in the event of fraud or misrepresentation by a Borrower or an arranger, the Fund may not have the protection of the antifraud provisions of the federal securities laws as would otherwise be available for bonds or stocks. Instead, in such cases, parties generally would rely on the contractual provisions in the Syndicated Loan agreement itself and common law fraud protections under applicable state law.
The secondary trading market for Syndicated Loans may be less liquid than the secondary trading market for registered investment grade debt securities. No active trading market may exist for certain Syndicated Loans, which may make it difficult to value them. Illiquidity and adverse market conditions may mean that the Fund may not be able to sell Syndicated Loans quickly or at a fair price. To the extent that a secondary market does exist for certain Syndicated Loans, the market for them may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods.
Syndicated Loans and other variable rate debt instruments are subject to the risk of payment defaults of scheduled interest or principal. Such payment defaults would result in a reduction of income to the Fund, a reduction in the value of the investment and a potential decrease in the NAV of the Fund. Similarly, a sudden and significant increase in market interest rates may increase the risk of payment defaults and cause a decline in the value of these investments and in the Fund’s NAV. Other factors (including, but not limited to, rating downgrades, credit deterioration, a large downward movement in share prices, a disparity in supply and demand of certain securities or market conditions that reduce liquidity) can reduce the value of Syndicated Loans and other debt obligations, impairing the Fund’s NAV.
Syndicated Loans are subject to legislative risk. If legislation or state or federal regulations impose additional requirements or restrictions on the ability of financial institutions to make loans, the availability of Syndicated Loans for investment by the Fund may be adversely affected. In addition, such requirements or restrictions could reduce or eliminate sources of financing for certain Borrowers. This would increase the risk of default. If legislation or federal or state regulations require financial institutions to increase their capital requirements this may cause financial institutions to dispose of Syndicated Loans that are considered highly levered transactions. Such sales could result in prices that, in the opinions of the Advisers, do not represent fair value. If the Fund attempts to sell a Syndicated Loan at a time when a financial institution is engaging in such a sale, the price the Fund could receive for the Syndicated Loan may be adversely affected.
The Fund expects to acquire Syndicated Loans through assignments and, to a lesser extent, through participations. The purchaser of an assignment typically succeeds to all the rights and obligations of the assigning institution and becomes a lender under the credit agreement with respect to the debt obligation; however, the purchaser’s rights can be more restricted than those of the assigning institution, and the Fund may not be able to unilaterally enforce all rights and remedies under the loan and with regard to any associated collateral. In general, a participation is a contractual relationship only with the institution participating out the interest, not with the Borrower. Sellers of participations typically include banks, broker-dealers, other financial institutions and lending institutions. In purchasing participations, the Fund generally will have no right to enforce compliance by the Borrower with the terms of the loan agreement against the Borrower, and the Fund may not directly benefit from the collateral supporting the debt obligation in which it has purchased the participation. As a result, (i) the Fund will be exposed to the credit risk of both the Borrower and the institution selling the participation; and (ii) both the Borrower and the institution selling the participation will be considered issuers for purposes of the Fund’s investment restriction concerning industry concentration. See “Investment Restrictions” in the Statement of Additional Information. Further, in purchasing participations in lending syndicates, the Fund may be more limited than it otherwise would be in its ability to conduct due diligence on the Borrower. In addition, as a holder of the participations, the Fund may not have voting rights or inspection rights that the Fund would otherwise

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have if it were investing directly in the Syndicated Loan, which may result in the Fund being exposed to greater credit or fraud risk with respect to the Borrower or the Syndicated Loan.
Subordinated Loans Risk.    Although the Fund does not expect Subordinated Loans to be a significant component of its portfolio, it may invest in such instruments from time to time. Subordinated Loans generally are subject to similar risks as those associated with investments in Syndicated Loans, except that such loans are subordinated in payment and/or lower in lien priority to first lien holders. In the event of default on a Subordinated Loan, the first priority lien holder has first claim to the underlying collateral of the loan to the extent such claim is secured. Additionally, an oversecured creditor may be entitled to additional interest and other charges in bankruptcy increasing the amount of their allowed claim. Subordinated Loans are subject to the additional risk that the cash flow of the Borrower and property securing the loan or debt, if any, may be insufficient to meet scheduled payments after giving effect to the senior obligations of the Borrower. This risk is generally higher for subordinated unsecured loans or debt, which are not backed by a security interest in any specific collateral. Subordinated Loans generally have greater price volatility than Syndicated Loans and may be less liquid.
“Covenant-Lite” Loans Risk.    Some of the loans in which the Fund may invest directly or indirectly through its investments in collateralized debt obligations (“CDOs”), CLOs or other types of structured securities may be “covenant-lite” loans, which means the loans contain fewer maintenance covenants than other loans (in some cases, none) and do not include terms which allow the lender to monitor the performance of the borrower and declare a default if certain criteria are breached. An investment by the Fund in a covenant-lite loan may potentially hinder the ability to reprice credit risk associated with the issuer and reduce the ability to restructure a problematic loan and mitigate potential loss. The Fund may also experience delays in enforcing its rights on its holdings of covenant-lite loans. As a result of these risks, the Fund’s exposure to losses may be increased, which could result in an adverse impact on the Fund’s net income and net asset value.
Corporate Bond Risk.   The market value of a Corporate Bond generally may be expected to rise and fall inversely with interest rates. The market value of intermediate- and longer-term Corporate Bonds is generally more sensitive to changes in interest rates than is the market value of shorter-term Corporate Bonds. The market value of a Corporate Bond also may be affected by factors directly related to the issuer, such as investors’ perceptions of the creditworthiness of the issuer, the issuer’s financial performance, perceptions of the issuer in the market place, performance of management of the issuer, the issuer’s capital structure and use of financial leverage and demand for the issuer’s goods and services. Certain risks associated with investments in Corporate Bonds are described elsewhere in this Prospectus in further detail, including under “Credit Risk”, “Prepayment Risk” and “Inflation and Deflation Risk”. There is a risk that the issuers of Corporate Bonds may not be able to meet their obligations on interest or principal payments at the time called for by an instrument. The Fund expects to invest primarily in Corporate Bonds that are high yield issues rated below investment grade. High yield Corporate Bonds are often high risk and have speculative characteristics. High yield Corporate Bonds may be particularly susceptible to adverse issuer-specific developments. High yield Corporate Bonds are subject to the risks described below under “Below Investment Grade Rating Risk.”
Asset-Backed Securities Risk.   Asset-backed securities often involve risks that are different from or more acute than risks associated with other types of debt instruments. For instance, asset-backed securities may be particularly sensitive to changes in prevailing interest rates. In addition, the underlying assets are subject to prepayments that shorten the securities’ weighted average maturity and may lower their return. Asset-backed securities are also subject to risks associated with their structure and the nature of the assets underlying the security and the servicing of those assets. Payment of interest and repayment of principal on asset-backed securities is largely dependent upon the cash flows generated by the assets backing the securities and, in certain cases, supported by letters of credit, surety bonds or other credit enhancements. The values of asset-backed securities may be substantially dependent on the servicing of the underlying asset pools, and are therefore subject to risks associated with the negligence by, or defalcation of, their servicers. Furthermore, debtors may be entitled to the protection of a number of state and federal consumer credit laws with respect to the assets underlying these securities, which may give the debtor the right to avoid or reduce payment. In addition, due to their often complicated structures, various asset-backed securities may be difficult to value and may constitute illiquid investments. The liquidity of asset-backed securities (particularly below investment grade asset-backed securities) may change over time. During periods of

41

deteriorating economic conditions, such as recessions, or periods of rising unemployment, delinquencies and losses generally increase, sometimes dramatically, with respect to securitizations involving loans, sales contracts, receivables and other obligations underlying asset-backed securities. If many borrowers on the underlying loans default, losses could exceed the credit enhancement level and result in losses to investors in asset-backed securities.
Below Investment Grade Rating Risk.   The Fund expects that its investments in Syndicated Loans, Subordinated Loans, Corporate Bonds and other debt instruments will consist primarily of securities and loans that are rated below investment grade or unrated and of comparable credit quality. Corporate Bonds that are rated below investment grade are often referred to as “high yield” securities or “junk bonds.” Below investment grade Syndicated Loans, high yield securities and other similar instruments are rated “Ba1” or lower by Moody’s, “BB+” or lower by S&P or “BB+” or lower by Fitch or, if unrated, are judged by the Advisers to be of comparable credit quality. While generally providing greater income and opportunity for gain, below investment grade rated Corporate Bonds and Syndicated Loans and similar debt instruments may be subject to greater risks than securities or instruments that have higher credit ratings, including a higher risk of default. The credit rating of a Corporate Bond and Syndicated Loan that is rated below investment grade does not necessarily address its market value risk, and ratings may from time to time change, positively or negatively, to reflect developments regarding the issuer’s financial condition. Below investment grade Corporate Bonds and Syndicated Loans and similar instruments often are considered to be speculative with respect to the capacity of the Borrower to timely repay principal and pay interest or dividends in accordance with the terms of the obligation and may have more credit risk than higher rated securities. Lower grade securities and similar debt instruments may be particularly susceptible to economic downturns. It is likely that a prolonged or deepening economic recession could adversely affect the ability of some Borrowers issuing such Corporate Bonds, Syndicated Loans and similar debt instruments to repay principal and pay interest on the instrument, increase the incidence of default and severely disrupt the market value of the securities and similar debt instruments.
The secondary market for below investment grade Corporate Bonds and Syndicated Loans and similar instruments may be less liquid than that for higher rated instruments. Because unrated securities may not have an active trading market or may be difficult to value, the Fund might have difficulty selling them promptly at an acceptable price. To the extent that the Fund invests in unrated securities, the Fund’s ability to achieve its investment objective will be more dependent on the Advisers’ credit analysis than would be the case when the Fund invests in rated securities.
Under normal market conditions, the Fund will invest in Syndicated Loans and Corporate Bonds, and may invest in Subordinated Loans and other debt instruments, rated in the lower rating categories (“Caa1” or lower by Moody’s, “CCC+” or lower by S&P or CCC+ or lower by Fitch) or unrated and of comparable quality. For these securities, the risks associated with below investment grade instruments are more pronounced. The Fund may incur additional expenses to the extent it is required to seek recovery upon a default in the payment of principal or interest on its portfolio holdings. In any reorganization or liquidation proceeding relating to an investment, the Fund may lose its entire investment or may be required to accept cash or securities with a value substantially less than its original investment.
Collateralized Loan Obligations Risk.   CLOs issue debt securities in tranches with different payment characteristics and different credit ratings. The rated tranches of CLO Debt Securities are generally assigned credit ratings by one or more nationally recognized statistical rating organizations (“NRSRO”). Residual tranches are the most junior tranches and do not receive ratings. Below investment grade tranches of CLO Debt Securities typically experience a lower recovery, greater risk of loss or deferral or non-payment of interest than more senior tranches of the CLO. The riskiest portion of the capital structure of a CLO is the subordinated (or residual) tranche, which bears the bulk of defaults from the loans in the CLO and serves to protect the other, more senior tranches from default in all but the most severe circumstances. Since it is partially protected from defaults, a senior tranche from a CLO typically has higher ratings and lower yields than the underlying securities, and can be rated investment grade. Despite the protection from the subordinated tranche, CLO tranches can experience substantial losses due to actual defaults, increased sensitivity to defaults due to collateral default and disappearance of protecting tranches, market anticipation of defaults and aversion to CLO Securities as a class. The risks of an investment in a CLO depend largely on the collateral and the tranche of the CLO in which the Fund invests.

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The CLOs in which the Fund invests may have issued and sold debt tranches that will rank senior to the tranches in which the Fund invests. By their terms, such more senior tranches may entitle the holders to receive payment of interest or principal on or before the dates on which the Fund is entitled to receive payments with respect to the tranches in which the Fund invests.
Also, in the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of a CLO, holders of more senior tranches would typically be entitled to receive payment in full before the Fund receives any distribution. After repaying such senior creditors, such CLO may not have any remaining assets to use for repaying its obligation to the Fund. In the case of tranches ranking equally with the tranches in which the Fund invests, the Fund would have to share on an equal basis any distributions with other creditors holding such securities in the event of an insolvency, liquidation, dissolution, reorganization or bankruptcy of the relevant CLO. Therefore, the Fund may not receive back the full amount of its investment in a CLO.
The transaction documents relating to the issuance of CLO Debt Securities may impose eligibility criteria on the assets of the CLO, restrict the ability of the CLO’s investment manager to trade investments and impose certain portfolio-wide asset quality requirements. These criteria, restrictions and requirements may limit the ability of the CLO’s investment manager to maximize returns on the CLO Debt Securities. In addition, other parties involved in CLOs, such as third-party credit enhancers and investors in the rated tranches, may impose requirements that have an adverse effect on the returns of the various tranches of CLO Debt Securities. Furthermore, CLO Debt Securities issuance transaction documents generally contain provisions that, in the event that certain tests are not met (generally interest coverage and over-collateralization tests at varying levels in the capital structure), proceeds that would otherwise be distributed to holders of a junior tranche must be diverted to pay down the senior tranches until such tests are satisfied. Failure (or increased likelihood of failure) of a CLO to make timely payments on a particular tranche will have an adverse effect on the liquidity and market value of such tranche.
Payments to holders of CLO Debt Securities may be subject to deferral. If cash flows generated by the underlying assets are insufficient to make all current and, if applicable, deferred payments on CLO Debt Securities, no other assets will be available for payment of the deficiency and, following realization of the underlying assets, the obligations of the issuer of the related CLO Debt Securities to pay such deficiency will be extinguished.
The market value of CLO Debt Securities may be affected by, among other things, changes in the market value of the underlying assets held by the CLO, changes in the distributions on the underlying assets, defaults and recoveries on the underlying assets, capital gains and losses on the underlying assets, prepayments on underlying assets and the availability, prices and interest rate of underlying assets. Furthermore, the leveraged nature of each subordinated class may magnify the adverse impact on such class of changes in the value of the assets, changes in the distributions on the assets, defaults and recoveries on the assets, capital gains and losses on the assets, prepayment on assets and availability, price and interest rates of assets. Finally, CLO Debt Securities are limited recourse and may not be paid in full and may be subject to up to 100% loss.
Commercial Real Estate Lending Investments Risk.   The Fund’s senior commercial real estate loans are secured by commercial property and are subject to risks of delinquency and foreclosure, and risks of loss that may be greater than similar risks associated with loans made on the security of single-family residential property. The ability of a borrower to repay a loan secured by an income-producing property typically is dependent primarily upon the successful operation of such property rather than upon the existence of independent income or assets of the borrower. If the net operating income of the property is reduced, the borrower’s ability to repay the loan may be impaired. Net operating income of an income-producing property can be adversely affected by, among other things:
•
tenant mix;

•
success of tenant businesses;

•
property management decisions;

•
property location, condition and design;

•
competition from comparable types of properties;

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•
changes in laws that increase operating expenses or limit rents that may be charged;

•
changes in national, regional or local economic conditions and/or specific industry segments, including the credit and securitization markets;

•
declines in regional or local real estate values;

•
declines in regional or local rental or occupancy rates;

•
increases in interest rates, real estate tax rates and other operating expenses;

•
costs of remediation and liabilities associated with environmental conditions;

•
the potential for uninsured or underinsured property losses;

•
changes in governmental laws and regulations, including fiscal policies, zoning ordinances and environmental legislation and the related costs of compliance; and

•
acts of God, terrorist attacks, social unrest and civil disturbances.

In the event of any default under a mortgage loan held directly by the Fund, the Fund will bear a risk of loss of principal to the extent of any deficiency between the value of the collateral and the principal and accrued interest of the mortgage loan, which could have a material adverse effect on the Fund’s cash flow from operations and limit amounts available for distribution to the Fund’s Shareholders. In the event of the bankruptcy of a mortgage loan borrower, the mortgage loan to such borrower will be deemed to be secured only to the extent of the value of the underlying collateral at the time of bankruptcy (as determined by the bankruptcy court), and the lien securing the mortgage loan will be subject to the avoidance powers of the bankruptcy trustee or debtor-in-possession to the extent the lien is unenforceable under state law. Foreclosure of a mortgage loan can be an expensive and lengthy process, which could have a substantial negative effect on the Fund’s anticipated return on the foreclosed mortgage loan.
Duration and Maturity Risk.   The Fund has no fixed policy regarding portfolio maturity or duration. Holding long duration and long maturity investments will expose the Fund to certain magnified risks. When interest rates rise, certain obligations will be paid off by the issuers of debt investments more slowly than anticipated, causing the value of these obligations to fall. Rising interest rates tend to extend the duration of securities, making them more sensitive to changes in interest rates. The value of longer-term securities generally changes more in response to changes in interest rates than shorter-term securities. As a result, in a period of rising interest rates, such as in recent years, securities may exhibit additional volatility and may lose value.
When interest rates fall, certain obligations will be paid off by the issuers of debt investments more quickly than originally anticipated, and the Fund may have to invest the proceeds in securities with lower yields. In periods of falling interest rates, the rate of prepayments tends to increase (as does price fluctuation) as issuers of debt instruments are motivated to pay off debt and refinance at new lower rates. During such periods, reinvestment of the prepayment proceeds by the Adviser will generally be at lower rates of return than the return on the assets that were prepaid. Prepayment reduces the yield to maturity and the average life of the security.
Distressed and Defaulted Debt Risk.   The Fund may invest, to a limited extent, in securities, including loans purchased in the secondary market, that are the subject of bankruptcy proceedings or otherwise in default or at risk of being in default as to the repayment of principal and/or interest at the time of acquisition by the Fund (“Distressed Debt”). Investment in Distressed Debt is speculative and involves significant risks.
The Fund may make such investments when the Advisers believe it is reasonably likely that the issuer of Distressed Debt will make an exchange offer or will be the subject of a plan of reorganization pursuant to which the Fund will receive new securities in return for Distressed Debt. There can be no assurance, however, that such an exchange offer will be made or that such a plan of reorganization will be adopted. In addition, a significant period of time may pass between the time at which the Fund makes its investment in Distressed Debt and the time that any such exchange offer or plan of reorganization is completed, if at all. During this period, it is unlikely that the Fund would receive any interest payments on the Distressed Debt, the Fund would be subject to significant uncertainty whether the exchange offer or plan of reorganization will be

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completed and the Fund may be required to bear certain extraordinary expenses to protect and recover its investment. Therefore, to the extent the Fund seeks capital appreciation through investment in Distressed Debt, the Fund’s ability to achieve current income for its Shareholders may be diminished. The Fund also will be subject to significant uncertainty as to when and in what manner and for what value the obligations evidenced by the Distressed Debt will eventually be satisfied (e.g., through a liquidation of the obligor’s assets, an exchange offer or plan of reorganization involving the Distressed Debt or a payment of some amount in satisfaction of the obligation). Even if an exchange offer is made or plan of reorganization is adopted with respect to Distressed Debt held by the Fund, there can be no assurance that the securities or other assets received by the Fund in connection with such exchange offer or plan of reorganization will not have a lower value or income potential than may have been anticipated when the investment was made or no value. Moreover, any securities received by the Fund upon completion of an exchange offer or plan of reorganization may be restricted as to resale. Similarly, if the Fund participates in negotiations with respect to any exchange offer or plan of reorganization with respect to an issuer of Distressed Debt, the Fund may be restricted from disposing of such securities. To the extent that the Fund becomes involved in such proceedings, the Fund may have a more active participation in the affairs of the issuer than that assumed generally by an investor.
Credit Risk.   Credit risk is the risk that one or more loans or debt securities in the Fund’s portfolio will decline in price or one or more Borrowers will fail to pay interest or principal when due because one or more Borrowers experiences a decline in its financial condition. While a senior position in the capital structure of a Borrower may provide some protection with respect to the Fund’s investments in Syndicated Loans, losses may still occur because the market value of Syndicated Loans is affected by the creditworthiness of Borrowers and by general economic and specific industry conditions. To the extent the Fund invests in below investment grade Corporate Bonds, Syndicated Loans or other investments, it will be exposed to a greater amount of credit risk than a fund that invests in investment grade securities or loans. Typically, the prices of lower grade securities or loans are more sensitive to negative developments, such as a decline in the Borrower’s revenues or a general economic downturn, than are the prices of higher grade securities or loans.
Credit Ratings Risk.   Credit ratings represent only the opinion of a rating agency with respect to the ability of a company to make principal and interest payments on its securities. In determining a credit rating, rating agencies do not evaluate the risks of fluctuations in market value. Further, there may be limits on the effectiveness of the rating agencies’ financial models. For these and other reasons, a credit rating may not fully reflect the risks inherent in the relevant security. Further, a rating agency may have a conflict of interest with respect to a security for which it assigns a particular rating. For example, if the issuer or sponsor of a security pays a rating agency for the analysis of its security, a conflict of interest exists that could affect the reliability of the rating. In addition, credit rating agencies may or may not make timely changes to a rating to reflect changes in the economy or in the conditions of the issuer that affect the market value of the security. In other words, a security or an issuer may maintain a certain credit rating even though conditions have deteriorated or improved since the rating was issued. Consequently, credit ratings should not necessarily be relied upon as an indicator of investment quality. If a rating agency changes the rating assigned to one or more of the Fund’s investments, the Fund is not required to sell the relevant securities.
Covenant Breach Risk.   A borrower may fail to satisfy financial or operating covenants imposed by the Fund or other lenders, which could lead to defaults and, potentially, termination of its loans and foreclosure on its secured assets, which could trigger cross-defaults under other agreements and jeopardize such company’s ability to meet its obligations under the debt or equity securities that the Fund holds. The Fund may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms, which may include the waiver of certain financial covenants, with a defaulting company.
Prepayment Risk.   During periods of declining interest rates, Borrowers may exercise their option to prepay principal earlier than scheduled. For Corporate Bonds, such payments often occur during periods of declining interest rates, which may require the Fund to reinvest in lower yielding securities, resulting in a possible decline in the Fund’s income and dividends to Shareholders. This is known as prepayment or “call”risk. Below investment grade Corporate Bonds frequently have call features that allow the issuer to redeem the security at dates prior to its stated maturity at a specified price (typically greater than the stated principal amount) only if certain prescribed conditions are met (“Call Protection”). An issuer may redeem Corporate Bonds if, for example, the issuer can refinance the debt at a lower cost due to declining interest rates or an improvement in the credit standing of the issuer. Fixed income securities may be purchased at prices below or above their stated principal amount. For premium Corporate Bonds (Corporate Bonds acquired at

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prices that exceed their stated principal amount), prepayment risk may be enhanced given that the Fund would lose the potential value of the yield-to-maturity of the bonds in the event they are redeemed at the stated principal amount.
Syndicated Loans and Subordinated Loans are subject to prepayment risk and typically do not have Call Protection. The degree to which Borrowers prepay Syndicated Loans and Subordinated Loans, whether as a contractual requirement or at their election, may be affected by general business conditions, the financial condition of the Borrower and competitive conditions among Syndicated Loan and Subordinated Loan investors, among others. For these reasons, prepayments cannot be predicted with accuracy. Upon a prepayment, either in part or in full, the outstanding debt from which the Fund derives interest income will be reduced. The Fund may not be able to reinvest the proceeds received on terms as favorable as the prepaid loan.
Short Sales Risk.   A short sale is a transaction in which the Fund sells an instrument that it does not own in anticipation that the market price will decline. To deliver the securities to the buyer, the Fund arranges through a broker to borrow the securities and, in so doing, the Fund becomes obligated to replace the securities borrowed at their market price at the time of replacement. When selling short, the Fund intends to replace the securities at a lower price and therefore profit from the difference between the cost to replace the securities and the proceeds received from the sale of the securities. When the Fund makes a short sale, the proceeds it receives from the sale will be held on behalf of a broker until the Fund replaces the borrowed securities. The Fund may have to pay a premium to borrow the securities and must pay any dividends or interest payable on the securities until they are replaced. The Fund’s obligation to replace the securities borrowed in connection with a short sale will be secured by collateral deposited with the broker that consists of cash and/or liquid securities. Short sales involve certain risks and special considerations. If the Fund incorrectly predicts that the price of the borrowed security will decline, the Fund will have to replace the securities with securities with a greater value than the amount received from the sale. As a result, losses from short sales differ from losses that could be incurred from a purchase of a security because losses from short sales may be unlimited, whereas losses from purchases can equal only the total amount invested.
No Control Over Portfolio Companies.   The Fund does not expect to control most of its portfolio companies, although its debt agreements with such portfolio companies may contain certain restrictive covenants. As a result, the Fund is subject to the risk that a portfolio company in which it invests may make business decisions with which it disagrees and the management of such company, as representatives of the holders of its common equity, may take risks or otherwise act in ways that do not serve the Fund’s interests as a debt investor. A portfolio company may make decisions that could decrease the value of the Fund’s portfolio holdings. The Fund may not be able to dispose of its interests in its portfolio companies as readily as it would like or at an appropriate valuation, if it invests in non-traded companies. In addition, where the Fund is entitled to occupy a seat on the board of a portfolio company, such involvement may prevent the Fund from freely disposing of its debt investments and may subject the Fund to additional liability or result in re-characterization of its debt investments as equity.
Mezzanine Investments Risk.   The Fund may invest in mezzanine debt instruments, which are expected to be unsecured and made in companies with capital structures having significant indebtedness ranking ahead of the investments, all or a significant portion of which may be secured. While the investments may benefit from the same or similar financial and other covenants as those applicable to the indebtedness ranking ahead of the investments and may benefit from cross-default provisions and security over the company’s assets, some or all of such terms may not be part of particular investments and the mezzanine debt will be subordinated in recovery to senior classes of debt in the event of a default. Mezzanine investments generally are subject to various risks, including, without limitation: (i) a subsequent characterization of an investment as a “fraudulent conveyance”; (ii) the recovery as a “preference” of liens perfected or payments made on account of a debt in the 90 days before a bankruptcy filing; (iii) equitable subordination claims by other creditors; (iv) so-called “lender liability” claims by the issuer of the obligations; and (v) environmental liabilities that may arise with respect to any collateral securing the obligations.
Convertible Securities Risk.   Convertible securities are bonds, debentures, notes, preferred stocks or other securities that may be converted into or exchanged for a specified amount of common stock or other equity security of the same or a different issuer within a particular period of time at a specified price or formula. A convertible security entitles its holder to receive interest that is generally paid or accrued on

46

debt or a dividend that is paid or accrued on preferred stock until the convertible security matures or is redeemed, converted or exchanged. Convertible securities have unique investment characteristics in that they generally: (i) have higher yields than common stocks, but lower yields than comparable non-convertible securities; (ii) are less subject to fluctuation in value than the underlying common stock due to their fixed-income characteristics; and (iii) provide the potential for capital appreciation if the market price of the underlying common stock increases.
The value of a convertible security is a function of its “investment value,” or determined by its yield in comparison with the yields of other securities of comparable maturity and quality that do not have a conversion privilege, and its “conversion value,” or the security’s worth, at market value, if converted into the underlying common stock. The investment value of a convertible security is influenced by changes in interest rates, with investment value declining as interest rates increase and increasing as interest rates decline. The credit standing of the issuer and other factors also may have an effect on the convertible security’s investment value. The conversion value of a convertible security is determined by the market price of the underlying common stock. If the conversion value is low relative to the investment value, the price of the convertible security is governed principally by its investment value. To the extent the market price of the underlying common stock approaches or exceeds the conversion price, the price of the convertible security will be increasingly influenced by its conversion value. A convertible security generally will sell at a premium over its conversion value by the extent to which investors place value on the right to acquire the underlying common stock while holding a fixed-income security. Generally, the amount of the premium decreases as the convertible security approaches maturity. Although under normal market conditions longer-term convertible debt securities have greater yields than do shorter-term convertible debt securities of similar quality, they are subject to greater price fluctuations.
A convertible security may be subject to redemption at the option of the issuer at a price established in the convertible security’s governing instrument. If a convertible security held by the Fund is called for redemption, the Fund will be required to permit the issuer to redeem the security, convert it into the underlying common stock or sell it to a third party. Any of these actions could have an adverse effect on the Fund’s ability to achieve its investment objective.
Equity Securities Risk.   The value of equity securities, including common stocks, preferred stocks and convertible stocks, will fluctuate in response to factors affecting the particular company, as well as broader market and economic conditions. Moreover, in the event of a company’s bankruptcy, claims of certain creditors, including bondholders, will have priority over claims of holders of common stock and are likely to have varying types of priority over holders of preferred and convertible stock.
Equity markets may experience significant short-term volatility and may fall sharply at times. Different markets may behave differently from each other and U.S. equity markets may move in the opposite direction from one or more foreign stock markets. Adverse events in any part of the equity or fixed-income markets may have unexpected negative effects on other market segments. The prices of individual equity securities generally do not all move in the same direction at the same time and a variety of factors can affect the price of a particular company’s securities. These factors may include, but are not limited to, poor earnings reports, a loss of customers, litigation against the company, general unfavorable performance of the company’s sector or industry, or changes in government regulations affecting the company or its industry.
Risks Associated with Investments in Equity Securities Incidental to Investments in Syndicated Loans.   Investments in equity securities incidental to investments in Syndicated Loans or other debt instruments entail certain risks in addition to those associated with investments in Syndicated Loans or other debt instruments. Because equity is merely the residual value of a Borrower after all claims and other interests, it is inherently more risky than Syndicated Loans or other debt instruments of the same Borrower. The value of the equity securities may be affected more rapidly, and to a greater extent, by company- and industry-specific developments and general market conditions. These risks may increase fluctuations in the NAV of the common shares. The Fund frequently may possess material non-public information about a Borrower as a result of its ownership of a Syndicated Loan or other debt instruments of a Borrower. Because of prohibitions on trading in securities while in possession of material non-public information, the Fund might be unable to enter into a transaction in a security of the Borrower when it would otherwise be advantageous to do so.

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Dividends.   The Fund may invest in equity securities from time to time. Dividends relating to these equity securities may not be fixed, but may be declared at the discretion of a portfolio company’s board of directors. There is no guarantee that a company in which the Fund invests will declare dividends in the future or that, if declared, the dividends will remain at current levels or increase over time.
Derivatives Risk.
The Fund’s use of Derivatives involves investment risks and transaction costs to which the Fund would not be subject absent the use of these instruments and, accordingly, may result in losses greater than if they had not been used.
General Risks Associated with Derivatives.   Although the Fund does not expect Derivatives to represent a significant component of its portfolio initially, the Fund may use Derivatives including, in particular, swaps (including, total return swaps), synthetic collateralized loan obligations, reverse repurchase agreements and other similar transactions, in seeking to achieve its investment objective or for other reasons, such as cash management, financing activities or to hedge its positions. Accordingly, Derivatives may be used in limited instances as a form of leverage or to seek to enhance returns, including speculation on changes in credit spreads, interest rates or other characteristics of the market, individual securities or groups of securities. If the Fund invests in a Derivative for speculative purposes, which the Fund does not initially intend to do, the Fund will be fully exposed to the risks of loss of that Derivative, which may sometimes be greater than the Derivative’s cost. The use of Derivatives may involve substantial leverage. The use of Derivatives may subject the Fund to certain risks, including but not limited to:

•
Credit risk — the risk that the counterparty in a Derivative transaction will be unable or unwilling to honor its financial obligation to the Fund, or the risk that the reference entity in a credit default swap or similar Derivative will not be able to honor its financial obligations. Certain participants in the Derivatives market, including larger financial institutions, have recently experienced significant financial hardship and deteriorating credit conditions. If the Fund’s counterparty to a Derivative transaction experiences a loss of capital, or is perceived to lack adequate capital or access to capital, it may experience margin calls or other regulatory requirements to increase equity. Under such circumstances, the risk that a counterparty will be unable to honor its obligations may increase substantially. If a counterparty becomes bankrupt or otherwise fails to perform its obligations under a derivative contract, the Fund may experience significant delays in obtaining any recovery under the derivative contract in bankruptcy or other reorganization proceeding. The Fund may obtain only a limited recovery or may obtain no recovery in such circumstances.

•
Currency risk — the risk that changes in the exchange rate between two currencies will adversely affect the value (in U.S. dollar terms) of an investment.

•
Leverage risk — the risk associated with certain types of Derivative strategies that relatively small market movements may result in large changes in the value of an investment. Certain investments or trading strategies that involve leverage can result in losses that greatly exceed the amount originally invested.

•
Liquidity risk — the risk that certain securities may be difficult or impossible to sell at the time that the seller would like or at the price that the seller believes the security is currently worth. This risk is heightened to the extent the Fund engages in OTC Derivative transactions.

•
Correlation risk — the risk that changes in the value of a Derivative will not match the changes in the value of the portfolio holdings that are being hedged or of the particular market, security or loan to which the Fund seeks exposure.

•
Index risk — if the Derivative is linked to the performance of an index, it will be subject to the risks associated with changes in that index. If the index changes, the Fund could receive lower interest payments or experience a reduction in the value of the Derivative to below what the Fund paid. Certain indexed securities, including inverse securities (which move in an opposite direction to the index), may create leverage, to the extent that they increase or decrease in value at a rate that is a multiple of the changes in the applicable index.

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•
Valuation risk — valuations for Derivatives may not be readily available in the market. Valuations may be more difficult in times of market turmoil since many investors and market makers may be reluctant to purchase complex instruments or quote prices for them.

•
Regulatory risk — various legislative and regulatory initiatives may impact the availability, liquidity and cost of Derivatives, including potentially limiting or restricting the ability of the Fund to use certain Derivatives or certain counterparties as a part of its investment strategy, increasing the costs of using these instruments or making these instruments less effective.

Rule 18f-4 under the 1940 Act permits the Fund to enter into Derivatives Transactions (as defined below) and certain other transactions notwithstanding the restrictions on the issuance of “senior securities” under Section 18 of the 1940 Act. Section 18 of the 1940 Act, among other things, prohibits closed-end funds, including the Fund, from issuing or selling any “senior security” representing indebtedness (unless the fund maintains 300% “asset coverage”) or any senior security representing stock (unless the fund maintains 200% “asset coverage”).
Under Rule 18f-4, “Derivatives Transactions” include the following: (1) any swap, security-based swap (including a contract for differences), futures contract, forward contract, option (excluding purchased options), any combination of the foregoing, or any similar instrument, under which the Fund is or may be required to make any payment or delivery of cash or other assets during the life of the instrument or at maturity or early termination, whether as margin or settlement payment or otherwise; (2) any short sale borrowing; (3) reverse repurchase agreements and similar financing transactions (e.g., recourse and non-recourse tender option bonds, and borrowed bonds), if the Fund elects to treat these transactions as Derivatives Transactions under Rule 18f-4; and (4) when-issued or forward-settling securities (e.g., firm and standby commitments, including to-be-announced commitments, and dollar rolls) and non-standard settlement cycle securities, unless the Fund intends to physically settle the transaction and the transaction will settle within 35 days of its trade date.
The Fund is currently relying on the Limited Derivatives User Exception (as defined below) from certain requirements of Rule 18f-4. Absent the availability of the Limited Derivatives User Exception, the Fund would be required to comply with Rule 18f-4 with respect to its Derivatives Transactions. Rule 18f-4, among other things, requires a fund to adopt and implement a comprehensive written derivatives risk management program (“DRMP”) and comply with a relative or absolute limit on fund leverage risk calculated based on value-at-risk (“VaR”). The DRMP is required to be administered by a “derivatives risk manager,” who is appointed by the fund’s board, including a majority of the directors or trustees who are not “interested persons” of the fund (as defined in the 1940 Act), and periodically reviews the DRMP and reports to the board.
Rule 18f-4 provides an exception from the DRMP, VaR limit and certain other requirements if the Fund’s “derivatives exposure” is limited to 10% of its net assets (as calculated in accordance with Rule 18f-4) and the Fund adopts and implements written policies and procedures reasonably designed to manage its derivatives risks (the “Limited Derivatives User Exception”).
Options and Futures Risk.   The Fund may utilize options and futures contracts and so-called “synthetic” options or other Derivatives written by broker-dealers or other permissible Financial Intermediaries. Options transactions may be effected on securities exchanges or in the OTC market. When options are purchased OTC, the Fund’s portfolio bears the risk that the counterparty that wrote the option will be unable or unwilling to perform its obligations under the option contract. Options may also be illiquid and, in such cases, the Fund may have difficulty closing out its position. OTC options also may include options on baskets of specific securities. The Fund may purchase call and put options on specific securities, and may write and sell covered or uncovered call and put options for hedging purposes in pursuing its investment objective. A put option gives the purchaser of the option the right to sell, and obligates the writer to buy, the underlying security at a stated exercise price, typically at any time prior to the expiration of the option. A call option gives the purchaser of the option the right to buy, and obligates the writer to sell, the underlying security at a stated exercise price, typically at any time prior to the expiration of the option. A covered call option is a call option with respect to which the seller of the option owns the underlying security. The sale of a call option exposes the seller during the term of the option to possible loss of opportunity to realize appreciation in the market price of the underlying security or to possible continued

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holding of a security that might otherwise have been sold to protect against depreciation in the market price of the security. In the sale of a put, losses may be significant and, in the sale of a call, losses can be unlimited.
The Fund may close out a position when writing options by purchasing an option on the same security with the same exercise price and expiration date as the option that it has previously written on the security. In such a case, the Fund will realize a profit or loss if the amount paid to purchase an option is less or more than the amount received from the sale of the option.
Purchasing a futures contract creates an obligation to take delivery of the specific type of financial instrument at a specific future time at a specific price for contracts that require physical delivery, or net payment for cash-settled contracts. Engaging in transactions in futures contracts involves risk of loss to the Fund. No assurance can be given that a liquid market will exist for any particular futures contract at any particular time. All terms of futures contracts are set forth in the rules of the exchange on which the futures contracts are traded. Many futures exchanges and boards of trade limit the amount of fluctuation permitted in futures contract prices during a single trading day. Once the daily limit has been reached in a particular contract, no trades may be made that day at a price beyond that limit or trading may be suspended for specified periods during the trading day. Futures contract prices could move to the limit for several consecutive trading days with little or no trading, preventing prompt liquidation of futures positions and potentially subjecting the Fund to substantial losses. Successful use of futures also is subject to the Advisers’ ability to predict correctly the direction of movements in the relevant market, and, to the extent the transaction is entered into for hedging purposes, to determine the appropriate correlation between the transaction being hedged and the price movements of the futures contract.
Swap Agreements Risk.   The Fund may enter into swap agreements, including interest rate and index swap agreements, for hedging purposes, as a form of leverage or to seek to obtain a particular desired return at a lower cost to the Fund than if the Fund had invested directly in an instrument yielding the desired return. Swap agreements are often two party contracts entered into primarily by institutional investors for periods ranging from a few days to more than one year. In a typical “swap” transaction, two parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined investments or instruments. Some swaps may be subject to central clearing and exchange trading. Whether the Fund’s use of swap agreements will be successful in furthering its investment objective will depend on the Advisers’ ability to correctly predict whether certain types of investments are likely to produce greater returns than other investments. Because they are two party contracts and because they may have terms of greater than seven days, some swap agreements may be considered by the Fund to be illiquid. Moreover, the Fund bears the risk of loss of the amount expected to be received under a swap agreement in the event of the default or bankruptcy of a bi-lateral swap agreement counterparty. The Fund may seek to reduce this risk to some extent by entering into a transaction only if the counterparty meets the Advisers’ current credit standards for OTC option counterparties. In the case of a cleared swap, the Fund bears the risk that the clearinghouse may default. Swap agreements also bear the risk that the Fund will not be able to meet its payment obligations to the counterparty. Restrictions imposed by the tax rules applicable to RICs may limit the Fund’s ability to use swap agreements. It is possible that developments in the swap market, including further government regulation, could adversely affect the Fund’s ability to enter into or terminate swap agreements or to realize amounts to be received under these agreements. Swap transactions may involve substantial leverage.
The Fund may enter into credit default swap agreements and similar agreements, and may also buy credit-linked securities. Credit default swaps are often structured with significant leverage and may be considered speculative. The credit default swap agreement or similar instrument may have as reference obligations one or more securities that are not currently held by the Fund. The protection “buyer” in a credit default contract may be obligated to pay the protection “seller” an upfront payment or a periodic stream of payments over the term of the contract provided generally that no credit event on a reference obligation has occurred. If a credit event occurs, the seller generally must pay the buyer the “par value” (full notional value) of the swap in exchange for an equal face amount of deliverable obligations of the reference entity described in the swap, or the seller may be required to deliver the related net cash amount, if the swap is cash settled. The Fund may be either the buyer or seller in the transaction. If the Fund is a buyer and no credit event occurs, the Fund recovers nothing if the swap is held through its termination date. However, if a credit event occurs, the Fund may elect to receive the full notional value of the swap in exchange for an equal face amount of deliverable obligations of the reference entity that may have little or no value. As a seller, the Fund generally

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receives an upfront payment or a fixed rate of income throughout the term of the swap, which typically is between six months and three years, provided that there is no credit event. If a credit event occurs, generally the seller must pay the buyer the full notional value of the swap in exchange for an equal face amount of deliverable obligations of the reference entity that may have little or no value.
Swaptions Risk.   The Fund, to the extent permitted under applicable law, may enter into “swaptions”, which are options on swap agreements on either an asset-based or liability-based basis. A swaption is a contract that gives a counterparty the right (but not the obligation) to enter into a new swap agreement or to shorten, extend, cancel or otherwise modify an existing swap agreement, at some designated future time on specified terms. The Fund may write (sell) and purchase put and call swaptions. Depending on the terms of the particular option agreement, the Fund generally will incur a greater degree of risk when it writes a swaption than it will incur when it purchases a swaption. When the Fund purchases a swaption, it risks losing only the amount of the premium it has paid should it decide to let the option expire unexercised. When the Fund writes a swaption, upon exercise of the option, the Fund will become obligated according to the terms of the underlying agreement.
Credit-Linked Securities Risk.   Among the income producing securities in which the Fund may invest are credit-linked securities, which generally are issued by a limited purpose trust or other vehicle that, in turn, invests in a Derivative instrument or basket of Derivative instruments, such as credit default swaps, interest rate swaps and other securities, in order to provide exposure to certain fixed income markets. For instance, the Fund may invest in credit-linked securities as a cash management tool in order to gain exposure to a certain market and/or to remain fully invested when more traditional income producing securities are not available.
Like an investment in a bond, investments in credit-linked securities generally represent the right to receive periodic income payments (in the form of dividends) and payment of principal at the end of the term of the security. However, these payments are conditioned on the issuer’s receipt of payments from, and the issuer’s potential obligations to, the counterparties to the Derivative instruments and other securities in which the issuer invests. For instance, the issuer may sell one or more credit default swaps, under which the issuer would receive a stream of payments over the term of the swap agreements provided that no event of default has occurred with respect to the referenced debt obligation upon which the swap is based. If a default occurs, the stream of payments may stop and the issuer would be obligated to pay the counterparty the par (or other agreed upon value) of the referenced debt obligation. This, in turn, would reduce the amount of income and principal that the Fund would receive as an investor in the issuer. The Fund’s investments in these instruments are indirectly subject to the risks associated with Derivatives, including, among others, credit risk and leverage risk. There may be no established trading market for these securities and they may constitute illiquid investments.
Structured Products Risk.
General.   The Fund may invest in structured products, including, without limitation, investment grade rated CLO Debt Securities and structured notes. Holders of structured products bear risks of the underlying investments, index or reference obligation and are subject to counterparty risk.
The Fund may have the right to receive payments only from the structured product, and generally does not have direct rights against the issuer or the entity that sold the assets to be securitized. While certain structured products enable the investor to acquire interests in a pool of securities without the brokerage and other expenses associated with directly holding the same assets, investors in structured products generally pay their share of the structured product’s administrative and other expenses. Although it is difficult to predict whether the prices of indices and securities underlying structured products will rise or fall, these prices (and, therefore, the prices of structured products) will be influenced by the same types of political and economic events that affect issuers of securities and capital markets generally. If the issuer of a structured product uses shorter-term financing to purchase longer term securities, the issuer may be forced to sell its securities at below market prices if it experiences difficulty in obtaining short-term financing, which may adversely affect the value of the structured products owned by the Fund.
Investments in structured products involve risks, including credit risk and market risk. Certain structured products may be thinly traded or have a limited trading market. Where the Fund’s investments in structured products are based upon the movement of one or more factors, including currency exchange

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rates, interest rates, reference bonds and share indices, depending on the factor used and the use of multipliers or deflators, changes in interest rates and movement of the factor may cause significant price fluctuations. Additionally, changes in the reference instrument or security may cause the interest rate on the structured product to be reduced to zero, and any further changes in the reference instrument may then reduce the principal amount payable on maturity. Structured products may be less liquid than other types of securities and more volatile than the reference instrument or security underlying the product.
The Fund may invest in structured products collateralized by below investment grade or distressed loans or securities. Investments in such structured products are subject to the risks associated with below investment grade securities. Such securities are characterized by high risk. It is likely that an economic recession could severely disrupt the market for such securities and may have an adverse impact on the value of such securities.
Collateralized Debt Obligations.   Cash flows in a CDO are split into two or more tranches, with differing payment characteristics, credit ratings, risks, and yield. The rated tranches of CDO debt securities are generally assigned credit ratings by one or more NRSROs. Residual tranches are the most junior and are not rated. The Fund will not invest in residual tranches and will invest only in rated tranches of CDO debt securities. CDO debt securities are limited recourse and may not be paid in full and may be subject to up to a 100% loss. The riskiest portion is the “equity” tranche, which bears the first loss from defaults from the underlying pool of bonds and serves to protect the other, more senior tranches from default (though such protection is not complete). Since it is partially protected from defaults, a senior tranche from a CDO typically has higher ratings and lower yields than its underlying securities, and may be rated investment grade. Despite the protection from the equity tranche, CDO tranches can experience substantial losses due to actual defaults, downgrades of the underlying collateral by rating agencies, forced liquidation of the collateral pool due to a failure of coverage tests, increased sensitivity to defaults due to collateral default and disappearance of protecting tranches, market anticipation of defaults as well as investor aversion to CDO securities as a class. CDOs carry additional risks including, but not limited to: (i) the possibility that distributions from collateral securities may not be adequate to make interest or other payments; (ii) the risk that the collateral may default or decline in value or be downgraded, if rated by an NRSRO; (iii) the Fund is likely to invest in tranches of CDOs that are subordinate to other tranches; (iv) the structure and complexity of the transaction and the legal documents could lead to disputes among investors regarding the characterization of proceeds; (v) the investment return achieved by the Fund could be significantly different than those predicted by financial models; (vi) the lack of a readily available secondary market for CDOs; (vii) the risk of forced “fire sale” liquidations due to technical defaults such as coverage test failures; and (viii) the CDO’s manager may perform poorly.
Risk of Leveraged Loan Market Price Decline.   Prior to the onset of the financial crisis, CLOs holding corporate loans, hedge funds and other highly leveraged investment vehicles comprised a substantial portion of the market for purchasing and holding first and second lien secured loans. As the secondary market pricing of the loans underlying these portfolios deteriorated during the fourth quarter of 2008, it is the Fund’s understanding that many investors, as a result of their generally high degrees of leverage, were forced to raise cash by selling their interests in performing loans to satisfy margin requirements or the equivalent of margin requirements imposed by their lenders. This resulted in a forced deleveraging cycle of price declines, compulsory sales and further price declines, with widespread redemption requests and other constraints resulting from the credit crisis generating further selling pressure.
Conditions in the leveraged loan market may experience similar disruption or deterioration, which may cause pricing levels to similarly decline or be volatile. As a result, the Fund may suffer unrealized depreciation and could incur realized losses in connection with the sale of the Fund’s syndicated loans, which could have a material adverse impact on the Fund’s business, financial condition and results of operations.
When-Issued Securities and Forward Commitments.   Securities may be purchased on a “forward commitment” or “when-issued” basis, meaning securities are purchased or sold with payment and delivery taking place in the future, to secure what is considered to be an advantageous price and yield at the time of entering into the transaction. However, the return on a comparable security when the transaction is consummated may vary from the return on the security at the time that the forward commitment or when-issued transaction was made. From the time of entering into the transaction until delivery and payment is made at a later date, the securities that are the subject of the transaction are subject to market fluctuations.

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In forward commitment or when-issued transactions, if the seller or buyer, as the case may be, fails to consummate the transaction, the counterparty may miss the opportunity of obtaining a price or yield considered to be advantageous. Forward commitment or when-issued transactions may occur a month or more before delivery is due. However, no payment or delivery is made until payment is received or delivery is made from the other party to the transaction.
Repurchase Agreements and Reverse Repurchase Agreements Risk.   Repurchase agreements carry certain risks not associated with direct investments in securities, including a possible decline in the market value of the underlying obligations. If their value becomes less than the repurchase price, plus any agreed-upon additional amount, the counterparty must provide additional collateral so that at all times the collateral is at least equal to the repurchase price plus any agreed-upon additional amount. The difference between the total amount to be received upon repurchase of the obligations and the price that was paid by the Fund upon acquisition is accrued as interest and included in its net investment income.
Repurchase agreements involving obligations other than U.S. Government securities (such as commercial paper and Corporate Bonds) may be subject to special risks and may not have the benefit of certain protections in the event of the counterparty’s insolvency. In the event of the bankruptcy or other default of a seller of a repurchase agreement, the Fund could experience both delays in liquidating the underlying securities and losses, including (i) possible decline in the value of the underlying security during the period in which the Fund seeks to enforce its rights thereto; (ii) possible lack of access to income on the underlying security during this period; and (iii) expenses of enforcing its rights.
Reverse repurchase agreements involve the risk that the buyer of the securities sold by the Fund might be unable to deliver them when the Fund seeks to repurchase. In the event that the buyer of securities under a reverse repurchase agreement files for bankruptcy or becomes insolvent, the buyer, trustee or receiver may receive an extension of time to determine whether to enforce the Fund’s obligation to repurchase the securities, and the Fund’s use of the proceeds of the reverse repurchase agreement may effectively be restricted pending such decision. If the Fund enters in reverse repurchase agreements and similar financing transactions in reliance on the exemption in Rule 18f-4(d), the Fund may treat such transactions as “derivatives transactions” and comply with Rule 18f-4 with respect to such transactions.
U.S. Government Debt Securities Risk.   U.S. Government debt securities historically have not involved the credit risks associated with investments in other types of debt securities, although, as a result, the yields available from U.S. Government debt securities are generally lower than the yields available from other securities. Like other debt securities, however, the values of U.S. Government securities change as interest rates fluctuate and in 2011 the credit rating of the United States was downgraded. Fluctuations in the value of portfolio securities will not affect interest income on existing portfolio securities but will be reflected in the Fund’s NAV. Because the magnitude of these fluctuations will generally be greater at times when the Fund’s average maturity is longer, under certain market conditions, the Fund may, for temporary defensive purposes, accept lower current income from short-term investments rather than investing in higher yielding long-term securities. The maximum potential liability of issuers of some U.S. Government obligations may greatly exceed their current resources, including any legal right to support from the U.S. Treasury. Additionally, from time to time, uncertainty regarding the status of negotiations in the U.S. government to increase the statutory debt ceiling could impact the creditworthiness of the United States and could impact the liquidity of the U.S. Government securities markets and ultimately the Fund.
Counterparty Risk.   The Fund’s investments may be exposed to the credit risk of the counterparties with which, or the dealers, brokers and exchanges through which, the Fund deals, whether in exchange-traded or OTC transactions. The Fund may be subject to the risk of loss of Fund assets on deposit or being settled or cleared with a broker in the event of the broker’s bankruptcy, the bankruptcy of any clearing broker through which the broker executes and clears transactions on behalf of the Fund, the bankruptcy of an exchange clearing house or the bankruptcy of any other counterparty. In the case of any such bankruptcy, it is expected that all securities and other assets deposited with such broker or dealer will be clearly identified as being assets of the Fund and the Fund should not be exposed to a credit risk with regard to such parties. However, it may not always be possible to achieve this and the Fund might recover, even in respect of property specifically traceable to the Fund, only a pro rata share of all property available for distribution to all of the counterparty’s customers and counterparties. Such an amount may be less than the amounts owed to the Fund. Such events would have an adverse effect on the Fund’s NAV.

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Liquidity Risk.   The Fund generally considers “illiquid securities” to be securities or loans that cannot be sold within seven days in the ordinary course of business at approximately the value used by the Fund in determining its NAV. The Fund may not be able to readily dispose of such securities or loans at prices that approximate those at which the Fund could sell the securities or loans if they were more widely traded and, as a result of that illiquidity, the Fund may have to sell other investments or engage in borrowing transactions if necessary to raise cash to meet its obligations. Limited liquidity can also affect the market price of securities, thereby adversely affecting the Fund’s NAV and ability to make dividend distributions.
Some Syndicated Loans are not readily marketable and may be subject to restrictions on resale. Syndicated Loans generally are not listed on any national securities exchange and no active trading market may exist for the Syndicated Loans in which the Fund may invest. When a secondary market exists, if at all, the market for some Syndicated Loans may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. The Fund has no limitation on the amount of its assets that may be invested in securities that are not readily marketable or are subject to restrictions on resale.
Valuation Risk.   Where possible, the Adviser utilizes independent pricing services to value certain portfolio instruments at their market value. If the pricing services are unable to provide a market value or if a significant event occurs such that the valuation(s) provided are deemed unreliable, the Adviser may value portfolio instrument(s) at their fair value, which is generally the amount an owner might reasonably expect to receive upon a current sale. Valuation risks associated with investing in Syndicated Loans including, but not limited to: a limited number of market participants compared to publicly traded investment grade securities, a lack of publicly available information about some borrowers, resale restrictions, settlement delays, corporate actions and adverse market conditions may make it difficult to value or sell such instruments.
A large percentage of the Fund’s portfolio investments are not publicly traded. The fair value of investments that are not publicly traded may not be readily determinable. The Adviser values these investments at fair value as determined in good faith, subject to oversight by the Board and pursuant to a consistently applied valuation process. The types of factors that may be considered in valuing the Fund’s investments include the enterprise value of the portfolio company (the entire value of the portfolio company to a market participant, including the sum of the values of debt and equity securities used to capitalize the enterprise at a point in time), the nature and realizable value of any collateral, the portfolio company’s ability to make payments and its earnings and discounted cash flows, the markets in which the portfolio company does business, a comparison of the portfolio company’s securities to similar publicly traded securities, changes in the interest rate environment and the credit markets generally that may affect the price at which similar investments would trade in their principal markets and other relevant factors. When an external event such as a purchase transaction, public offering or subsequent equity sale occurs, the Adviser considers the pricing indicated by the external event to corroborate the Adviser’s valuation. Because such valuations, and particularly valuations of private investments and private companies, are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, the Adviser’s determinations of fair value may differ materially from the values that would have been used if a ready market for these investments existed and may differ materially from the values that the Fund may ultimately realize. The Fund’s NAV per share could be adversely affected if the Adviser’s determinations regarding the fair value of these investments are higher than the values that the Fund realizes upon disposition of such investments.
Risks Associated with the Use of Leverage.
General.   The Fund currently utilizes and intends to continue to utilize leverage and may utilize leverage to the maximum extent permitted by law for investment and other general corporate purposes. The Fund currently employs leverage through senior secured revolving credit facilities and its outstanding MRP Shares. See “— State Street Credit Facility” and “— Wells Credit Facility” below and “Description of Capital Structure — Shares of Beneficial Interest — MRP Shares” for additional information. The Fund may in the future obtain leverage by issuing preferred shares and/or notes and it may also borrow funds from banks and other financial institutions. The Fund may also gain leverage synthetically through swaps and other Derivatives. The use of leverage to purchase additional securities creates an opportunity for increased Share dividends, but also creates risks for the Fund’s Shareholders, including increased variability of the Fund’s net income, distributions, NAV of its Shares in relation to market changes. Leverage is a speculative technique that exposes the Fund to greater risk and increased costs than if it were not implemented. Increases and decreases in the value of the Fund’s portfolio will be magnified if the Fund uses leverage. In

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particular, leverage may magnify interest rate risk, which is the risk that the prices of portfolio securities will fall (or rise) if market interest rates for those types of securities rise (or fall). As a result, leverage may cause greater changes in the Fund’s NAV, which will be borne entirely by the Fund’s Shareholders, and in the price at which its Shares trade in the secondary market. To the extent that the Fund makes investments in Syndicated Loans or other debt instruments structured with floors based on SOFR or another reference rate, the Fund will not realize additional income if rates increase during periods when SOFR or another reference rate remains below the applicable floor but the Fund’s cost of financing is expected to increase, resulting in the potential for a decrease in the level of income available for dividends or distributions made by the Fund. If the Fund issues preferred shares, such as the MRP Shares, and/or notes or engages in other borrowings, it will have to pay dividends on its preferred shares or interest on its notes or borrowings, which will increase expenses and may reduce the Fund’s return. These dividend payments or interest expenses (which will be borne entirely by Shareholders) may be greater than the Fund’s return on the underlying investments. The Fund’s leveraging strategy, if utilized, may not be successful.
The Fund may issue preferred shares and/or notes or other forms of indebtedness as a form of leverage. These means of obtaining leverage would be senior to the Fund’s Shares, such that holders of preferred shares and/or notes or other Fund indebtedness would have priority over the Shareholders in the distribution of the Fund’s assets, including dividends, distributions of principal and liquidating distributions. If preferred shares are issued and outstanding, holders of preferred shares would vote together with the holders of Shares on all matters, including the election of trustees. Additionally, holders of preferred shares would have the right separately to elect two trustees of the Fund, voting separately as a class, and would vote separately as a class on certain matters which may at times give holders of preferred shares disproportionate influence over the Fund’s affairs. If the preferred shares were limited in their term, redemptions of such preferred shares would require the Fund to liquidate its investments and would reduce the Fund’s use of leverage, which could negatively impact Shareholders. Because the Fund has issued Preferred Shares and has issued other forms of indebtedness, its ability to make distributions to its Shareholders is limited by the asset coverage requirements and other limitations imposed by the 1940 Act and the terms of the Fund’s indebtedness.
As a closed-end management investment company, the Fund is permitted, under specified conditions, to issue senior securities that are stock if the Fund’s asset coverage, as defined in the 1940 Act, is at least equal to 200% immediately after issuance. As defined in the 1940 Act, asset coverage of 200% means that for every $100 of net assets the Fund holds, the Fund may raise $100 from issuing senior securities. Under the 1940 Act, the preferred stock the Fund issues, including the MRP Shares, will constitute a “senior security” for purposes of the 200% asset coverage test. In addition, while any senior securities remain outstanding, the Fund will be required to make provisions to prohibit any dividend distribution to the Fund’s shareholders or the repurchase of such securities or shares unless the Fund meets the applicable asset coverage ratios at the time of the distribution or repurchase after giving effect to the distribution or repurchase. The Fund is also permitted to borrow amounts up to 5% of the value of the Fund’s total assets for temporary purposes without regard to asset coverage, which borrowings would not be considered senior securities, provided that any such borrowings in excess of 5% of the value of the Fund’s total assets would be subject to the asset coverage ratio requirements of the 1940 Act, even if for temporary purposes.
Under the 1940 Act, the Fund is permitted to incur greater effective leverage through the use of preferred stock than through the use of debt. As a result of the Fund’s issuance of the MRP Shares, the risk of the Fund incurring additional losses from its use of leverage is further heightened. The Fund may also choose to add leverage through the issuance of additional Preferred Shares.
The Fund will pay (and Shareholders will bear) all costs and expenses relating to the issuance and ongoing maintenance of any preferred shares and/or notes or other forms of indebtedness issued by the Fund, including higher advisory fees. As a result, the Fund cannot assure you that the issuance of preferred shares and/or notes or other forms of indebtedness will provide a higher yield or return to the holders of the Fund’s Shares. If the Fund offers and/or issues preferred shares and/or notes or other forms of indebtedness, the costs of the offering will be borne immediately by the Fund’s Shareholders and result in a reduction of the NAV of the Fund’s Shares.
The Fund anticipates that any money borrowed from a bank or other financial institution for investment purposes will accrue interest based on shorter-term interest rates that would be periodically reset. So long as

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the Fund’s portfolio provides a higher rate of return, net of expenses, than the interest rate on borrowed money, as reset periodically, the leverage may cause Shareholders to receive a higher current rate of return than if the Fund were not leveraged. If, however, long-term and/or short-term rates rise, the interest rate on borrowed money could exceed the rate of return on securities held by the Fund, reducing returns to Shareholders. Developments in the credit markets may adversely affect the ability of the Fund to borrow for investment purposes and may increase the costs of such borrowings, which would reduce returns to Shareholders.
There is no assurance that a leveraging strategy will be successful. Leverage involves risks and special considerations for Shareholders, including:
•
the likelihood of greater volatility of NAV and dividend rate of Shares than a comparable portfolio without leverage;

•
the risk that fluctuations in interest rates on borrowings or in dividend payments on, principal proceeds distributed to, or redemption of any preferred shares and/or notes or other forms of indebtedness that the Fund has issued will reduce the return to the Shareholders;

•
the effect of leverage in a declining market, which is likely to cause a greater decline in the NAV of the Fund’s Shares than if the Fund were not leveraged;

•
when the Fund uses financial leverage, the investment advisory fees payable to the Advisers will be higher than if the Fund did not use leverage, and may provide a financial incentive to the Advisers to increase the Fund’s use of leverage and create an inherent conflict of interest; and

•
leverage may increase expenses (which will be borne entirely by Shareholders), which may reduce total return.

If the Fund issues preferred shares and/or notes or other forms of indebtedness, the Fund may be subject to certain restrictions on investments imposed by the guidelines of one or more rating agencies, which may issue ratings for the preferred shares and/or notes or short-term debt securities issued by the Fund, or may be subject to covenants or other restrictions imposed by its lenders. These guidelines may impose asset coverage or portfolio composition requirements that are more stringent than those imposed by the 1940 Act. Certain types of borrowings by the Fund may result in the Fund being subject to covenants relating to asset coverage and portfolio composition requirements. These covenants and restrictions may negatively affect the Fund’s ability to achieve its investment objective. The Fund is subject to certain requirements described above in connection with its issuance of the MRP Shares.
Effects of Leverage.   The table below assumes that the Fund’s continued use of Preferred Shares represents approximately 12.1% of the Fund’s Managed Assets, borrowings represent approximately 14.4% of the Fund’s Managed Assets as of December 31, 2023 and the Fund bears expenses relating to such Preferred Shares and borrowings at annual effective stated interest rates of 4.1% and 6.46%, respectively (based on dividend rates for such Preferred Shares and interest rates for such borrowings as of a recent date). The table below also assumes that the annual return that the Fund’s portfolio must experience (net of expenses not related to Preferred Shares or borrowings) in order to cover the costs of such leverage would be approximately 1.42%. These figures are estimates based on current market conditions, used for illustration purposes only. Actual expenses associated with Preferred Shares and borrowings used by the Fund may vary frequently and may be significantly higher or lower than the rate used for the example above.
The following table is designed to illustrate the effects of the Fund’s leverage due to senior securities on corresponding Share total return, assuming investment portfolio total returns (consisting of income and changes in the value of investments held in the Fund’s portfolio) of -10%, -5%, 0%, 5% and 10%. These assumed investment portfolio returns are hypothetical figures and are not necessarily indicative of the investment portfolio returns expected to be experienced by the Fund. Your actual returns may be greater or less than those appearing below.
Assumed Return on Portfolio
(Net of Expenses not related to Preferred Shares or borrowings)	(10.00)%	(5.00)%	0.00%	5.00%	10.00%
Corresponding Share Total Return	(16.70)%	(9.39)%	(2.08)%	5.23%	12.54%

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Corresponding Share total return is composed of two elements — the Share dividends paid by the Fund (the amount of which is largely determined by the net investment income of the Fund after paying dividends on Preferred Shares and interest expenses on the Fund’s borrowings) and gains or losses on the value of the securities the Fund owns.
State Street Credit Facility.   The Fund is a party to a senior secured revolving credit facility (as amended, the “State Street Credit Facility”), that allows the Fund to borrow up to $400 million at any one time outstanding. The State Street Credit Facility’s stated maturity date is August 25, 2024. Under the State Street Credit Facility, the Fund is required to comply with various covenants, reporting requirements and other customary requirements for similar revolving credit facilities (which are subject to certain limitations and exceptions), including, without limitation, covenants related to: (a) limitations on the incurrence of additional indebtedness, including additional mandatory redeemable preferred shares, and liens, (b) limitations on certain restricted payments and (c) maintaining a ratio of total assets (less total liabilities other than senior securities representing indebtedness) to senior securities representing indebtedness plus the involuntary liquidation preference of the mandatory redeemable preferred shares of the Fund and its consolidated subsidiaries (subject to certain exceptions) of not less than 2:1.
As of December 31, 2023, there was $246.94 million outstanding under the State Street Credit Facility. The interest rate charged on the State Street Credit Facility is based on an applicable SOFR rate plus a credit spread adjustment of 0.10% and an applicable spread of 1.00% (as defined in the agreements governing the State Street Credit Facility). The Fund is required to pay a commitment fee of 0.25% per annum on any unused portion of the State Street Credit Facility.
Wells Credit Facility.   The Fund and one of the Fund’s consolidated subsidiaries, CADEX Credit Financing, LLC (the “Financing Sub”), are party to a revolving funding facility (as amended, the “Wells Credit Facility”), that allows the Financing Sub to borrow up to $850 million at any one time outstanding. The Wells Credit Facility is secured by all of the assets held by, and the membership interest in, the Financing Sub. The end of the reinvestment period and the stated maturity date for the Wells Credit Facility are November 16, 2024 and November 16, 2026, respectively.The Financing Sub is subject to limitations with respect to the loans securing the Wells Credit Facility, including restrictions on loan size, borrower domicile, payment frequency and status, collateral interests, and loans with fixed rates, as well as restrictions on portfolio company leverage, which may also affect the borrowing base and therefore amounts available to borrow. The Fund and the Financing Sub are also required to comply with various covenants, reporting requirements and other customary requirements for similar facilities (which are subject to certain limitations and exceptions).
As of December 31, 2023, there was $426.12 million outstanding under the Wells Credit Facility. The interest rate charged on the Wells Credit Facility is based on an applicable SOFR rate plus a credit spread adjustment of 0.10% and an applicable spread of 2.00% (as defined in the agreements governing the Wells Credit Facility). The Financing Sub is also required to pay a commitment fee of between 0.50% and 1.25% per annum depending on the size of the unused portion of the Wells Credit Facility.
The Fund may in the future form additional financing subsidiaries and incur additional leverage, directly or indirectly through any such financing subsidiaries, under a secured credit facility having similar or substantially different terms to those of the State Street Credit Facility or the Wells Credit Facility.
Warrants Risk.   Warrants give holders the right, but not the obligation, to buy common stock of an issuer at a given price, usually higher than the market price at the time of issuance, during a specified period. The risk of investing in a warrant is that the warrant may expire prior to the market value of the common stock exceeding the price fixed by the warrant. Warrants have a subordinate claim on a borrower’s assets compared with Syndicated Loans. As a result, the values of warrants generally are dependent on the financial condition of the borrower and less dependent on fluctuations in interest rates than are the values of many debt securities. The values of warrants may be more volatile than those of Syndicated Loans or Corporate Bonds and this may increase the volatility of the NAV of the common shares.
Contingent Liabilities.   From time to time the Fund may incur contingent liabilities in connection with an investment. For example, the Fund may purchase a revolving credit facility from a lender that has not yet been fully drawn. If the borrower subsequently draws down on the facility, the Fund would be obligated to fund the amounts due. The Fund may also enter into agreements pursuant to which it agrees to assume

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responsibility for default risk presented by a third party, and may, on the other hand, enter into agreements through which third parties offer default protection to the Fund.
Cost of Capital and Net Investment Income Risk.   If the Fund uses debt to finance investments, its net investment income may depend, in part, upon the difference between the rate at which it borrows funds and the rate at which it invests those funds. As a result, the Fund can offer no assurance that a significant change in market interest rates will not have a material adverse effect on the Fund’s net investment income. In periods of rising interest rates when it has debt outstanding, the Fund’s cost of funds will increase, which could reduce the Fund’s net investment income. The Fund may use interest rate risk management techniques in an effort to limit its exposure to interest rate fluctuations. These techniques may include various interest rate hedging activities to the extent permitted by the 1940 Act. These activities may limit its ability to participate in the benefits of lower interest rates with respect to the hedged portfolio. Adverse developments resulting from changes in interest rates or hedging transactions could have a material adverse effect on the Fund’s business, financial condition and results of operations.
A rise in the general level of interest rates can be expected to lead to higher interest rates applicable to the Fund’s debt investments, particularly to the extent that it holds floating rate debt securities. Accordingly, an increase in interest rates would make it easier for the Fund to meet or exceed the Incentive Fee hurdle rate and may result in a substantial increase to the amount of Incentive Fees payable to the Advisers with respect to pre-incentive fee net investment income. See “Management and Incentive Fees.”
Distressed Investments, Litigation, Bankruptcy and Other Proceedings Risk.   Investments in distressed securities involve a material risk of involving the Fund in a related litigation. Such litigation can be time consuming and expensive, and can frequently lead to unpredicted delays or losses. Litigation expenses, including payments pursuant to settlements or judgments, generally will be borne by the Fund.
There are a number of significant risks when investing in companies involved in bankruptcy or other reorganization proceedings, and many events in a bankruptcy are the product of contested matters and adversary proceedings which are beyond the control of the creditors. A bankruptcy filing may have adverse and permanent effects on a company. Further, if the proceeding is converted to a liquidation, the liquidation value of the company may not equal the liquidation value that was believed to exist at the time of the investment. In addition, the duration of a bankruptcy or other reorganization proceeding is difficult to predict. A creditor’s return on investment can be impacted adversely by delays while a plan of reorganization is being negotiated, approved by the creditors and, if applicable, confirmed by the bankruptcy court, and until it ultimately becomes effective. In bankruptcy, certain claims, such as claims for taxes, wages and certain trade claims, may have priority by law over the claims of certain creditors and administrative costs in connection with a bankruptcy proceeding are frequently high and will be paid out of the debtor’s estate prior to any return to creditors.
Certain fixed-income securities invested in by the Fund could be subject to U.S. federal, state or non-U.S. bankruptcy laws or fraudulent transfer or conveyance laws, if such securities were issued with the intent of hindering, delaying or defrauding creditors or, in certain circumstances, if the issuer receives less than reasonably equivalent value or fair consideration in return for issuing such securities. If a court were to find that the issuance of the securities was a fraudulent transfer or conveyance, the court could void the payment obligations under the securities, further subordinate the securities to other existing and future indebtedness of the issuer or require the Fund to repay any amounts received by it with respect to the securities. In the event of a finding that a fraudulent transfer or conveyance occurred, the Fund may not receive any payment on the securities. If the Fund or the Advisers is found to have interfered with the affairs of a company in which the Fund holds a debt investment, to the detriment of other creditors or common shareholders of such company, the Fund may be held liable for damages to injured parties or a bankruptcy court. While the Fund will attempt to avoid taking the types of action that would lead to such liability, there can be no assurance that such claims will not be asserted or that the Fund will be able to successfully defend against them. Moreover, such debt may be disallowed or subordinated to the claims of other creditors or treated as equity.
Insofar as the Fund’s portfolio includes obligations of non-United States obligors, the laws of certain foreign jurisdictions may provide for avoidance remedies under factual circumstances similar to those described above or under different circumstances, with consequences that may or may not be analogous to

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those described above under U.S. federal or state laws. Changes in bankruptcy laws (including U.S. federal and state laws and applicable non-United States laws) may adversely impact the Fund’s securities.
Lender Liability Risk.   A number of U.S. judicial decisions have upheld judgments of borrowers against lending institutions on the basis of various evolving legal theories, collectively termed “lender liability”. Generally, lender liability is founded on the premise that a lender has violated a duty (whether implied or contractual) of good faith, commercial reasonableness and fair dealing, or a similar duty owed to the Borrower or has assumed an excessive degree of control over the Borrower resulting in the creation of a fiduciary duty owed to the Borrower or its other creditors or shareholders. Because of the nature of its investments, the Fund may be subject to allegations of lender liability.
In addition, under common law principles that in some cases form the basis for lender liability claims, if a lender or bondholder (i) intentionally takes an action that results in the undercapitalization of a Borrower to the detriment of other creditors of such Borrower; (ii) engages in inequitable conduct to the detriment of the other creditors; (iii) engages in fraud with respect to, or makes misrepresentations to, the other creditors; or (iv) uses its influence as a shareholder to dominate or control a Borrower to the detriment of other creditors of the Borrower, a court may elect to subordinate the claim of the offending lender or bondholder to the claims of the disadvantaged creditor or creditors, a remedy called “equitable subordination”.
Because affiliates of, or persons related to, the Advisers may hold equity or other interests in obligors of the Fund, the Fund could be exposed to claims for equitable subordination or lender liability or both based on such equity or other holdings.
Sourcing of Suitable Assets Risk.   No assurance can be given the Advisers will be able to find enough appropriate investments that meet the Fund’s investment criteria.
Reinvestment Risk.   The Fund may reinvest the cash flows received from a security. There is a risk that the interest rate at which interim cash flows can be reinvested will fall. Reinvestment risk is greater for longer holding periods and for securities with large, early cash flows such as high-coupon bonds. Reinvestment risk also applies generally to the reinvestment of the proceeds the Fund receives upon the maturity or sale of an investment in a portfolio company.
Small-Cap and Mid-Cap Risk.   The Fund may invest from time to time in smaller and midsize companies and the securities of such portfolio companies tend to be more volatile and less liquid than those of larger companies. The markets for these securities are also less liquid than those for larger companies. This can adversely affect the prices at which the Fund can purchase and sell these securities, and thus the value of the Shares.
Privately Held Middle-Market Company Risk.   The Fund’s direct lending investments primarily represent investments in privately held U.S. middle market companies. Investments in privately held middle-market companies involve a number of significant risks, including the following:
•
these companies may have limited financial resources and may be unable to meet their obligations, which may be accompanied by a deterioration in the value of any collateral and a reduction in the likelihood of the Fund realizing any guarantees it may have obtained in connection with its investment;

•
they typically have shorter operating histories, narrower product lines and smaller market shares than larger businesses, which tend to render them more vulnerable to competitors’ actions and market conditions, as well as general economic downturns;

•
they typically depend on the management talents and efforts of a small group of persons; therefore, the death, disability, resignation or termination of one or more of these persons could have a material adverse effect on the Fund’s portfolio company and, in turn, on us;

•
there is generally little public information about these companies. These companies and their financial information are not subject to the Exchange Act and other regulations that govern public companies, and the Fund may be unable to uncover all material information about these companies, which may prevent the Fund from making a fully informed investment decision and cause us to lose money on the Fund’s investments;

•
they generally have less predictable operating results and may require substantial additional capital to support their operations, finance expansion or maintain their competitive position;

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•
the Fund’s executive officers, trustees and the Advisers may, in the ordinary course of business, be named as defendants in litigation arising from the Fund’s investments in the Fund’s portfolio companies;

•
changes in laws and regulations, as well as their interpretations, may adversely affect their business, financial structure or prospects; and

•
they may have difficulty accessing the capital markets to meet future capital needs.

Fraud Risk.   A major concern when investing in loans and other debt securities is the possibility of a material misrepresentation or omission on the part of the borrower. Such inaccuracy or incompleteness may adversely affect the valuation of the collateral underlying the loans or may adversely affect the ability of the Fund to perfect or effectuate a lien on the collateral securing the loan. The Fund relies upon the accuracy and completeness of representations made by borrowers to the extent reasonable when it makes its investments, but cannot guarantee such accuracy or completeness. Under certain circumstances, payments to the Fund may be reclaimed if any such payment or distribution is later determined to have been a fraudulent conveyance or a preferential payment.
Risks Relating to the Fund’s Investment Program
Market and Economic Risks.   The Fund and its portfolio companies may be materially affected by market, economic and political conditions globally and in the jurisdictions and sectors in which they invest or operate, including factors affecting interest rates, the availability of credit, currency exchange rates and trade barriers. These factors are outside the Fund’s control and could adversely affect the liquidity and value of its investments, and may reduce the ability of the Fund to make attractive new investments.
Trends and historical events do not imply, forecast or predict future events and past performance is not necessarily indicative of future results. There can be no assurance that the assumptions made or the beliefs and expectations currently held by the Advisers or their affiliates will prove correct, and actual events and circumstances may vary significantly.
The Fund may be subject to risk arising from a default by one of several large institutions that are dependent on one another to meet their liquidity or operational needs, so that a default by one institution may cause a series of defaults by the other institutions. This is sometimes referred to as “systemic risk” and may adversely affect Financial Intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges, with which the Fund interacts on a daily basis.
Instability in the credit markets has made it more difficult at certain times for a number of issuers of debt instruments to obtain financing or refinancing for their investment or lending activities or operations. In particular, because of volatile conditions in the credit markets, issuers of debt instruments may be subject to increased cost for debt, tightening underwriting standards and reduced liquidity for loans they make, securities they purchase and securities they issue. Certain Borrowers may, due to macroeconomic conditions, be unable to repay their Syndicated Loans or other debt obligations because of these conditions. A Borrower’s failure to satisfy financial or operating covenants imposed by lenders could lead to defaults and, potentially, termination of the Syndicated Loans and foreclosure on the underlying secured assets, which could trigger cross-defaults under other agreements and jeopardize a Borrower’s ability to meet its obligations under its debt instruments. The Fund may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms with a defaulting Borrower. The Fund may also experience a loss of principal.
These developments also (i) may make it more difficult for the Fund to accurately value its portfolio securities or to sell its portfolio securities on a timely basis; (ii) could adversely affect the ability of the Fund to use leverage for investment purposes and increase the cost of such leverage, which would reduce returns to the Shareholders; and (iii) may adversely affect the broader economy, which in turn may adversely affect the ability of issuers of securities owned by the Fund to make payments of principal and interest when due, lead to lower credit ratings of the issuer and increased defaults by the issuer. Such developments could, in turn, reduce the value of securities owned by the Fund and adversely affect the NAV of the Shares.
The financial markets recently have encountered volatility associated with concerns about the balance sheets of banks, especially small and regional banks who may have significant losses associated with investments that make it difficult to fund demands to withdraw deposits and other liquidity needs. Although

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the federal government has announced measures to assist these banks and protect depositors, some banks have already been impacted and others may be materially and adversely impacted. The Fund’s business is dependent on bank relationships and the Adviser is proactively monitoring the financial health of such bank relationships. Continued strain on the banking system may adversely impact the Fund’s business, financial condition and results of operations.
Non-U.S. Securities Risk.   The Fund may invest in securities, including direct loans, Syndicated Loans and Subordinated Loans, of non-U.S. issuers or Borrowers. These investments involve certain risks not involved in domestic investments and may experience more rapid and extreme changes in value than investments in securities of U.S. companies. Markets for these investments in foreign countries often are not as developed, efficient or liquid as similar markets in the United States, and therefore, the prices of non-U.S. securities may be more volatile. Certain foreign countries may impose restrictions on the ability of issuers of non-U.S. securities to make payments of principal and interest to investors located outside the country, whether from currency blockage or otherwise. In addition, the Fund will be subject to risks associated with adverse political and economic developments in foreign countries, including seizure or nationalization of foreign deposits, different legal systems and laws relating to creditors’ rights and the potential inability to enforce legal judgments, all of which could cause the Fund to lose money on its investments in non-U.S. securities. Generally, there is less readily available and reliable information about non-U.S. issuers or Borrowers due to less rigorous disclosure or accounting standards and regulatory practices. The ability of a foreign sovereign issuer to make timely payments on its debt obligations will also be strongly influenced by the sovereign issuer’s balance of payments, including export performance, its access to international credit facilities and investments, fluctuations of interest rates and the extent of its foreign reserves. The cost of servicing external debt generally will also be adversely affected by rising international interest rates, as many external debt obligations bear interest at rates that are adjusted based upon international interest rates. Investments in so-called “emerging markets” (or lesser developed countries) are particularly speculative and entail all of the risks of investing in non-U.S. securities but to a heightened degree. Compared to developed countries, emerging market countries may have relatively unstable governments, economies based on only a few industries and securities markets that trade a small number of securities. Securities issued by companies located in emerging market countries tend to be especially volatile and may be less liquid than securities traded in developed countries. Additionally, companies in emerging market countries may not be subject to accounting, auditing, financial reporting and recordkeeping requirements that are as robust as those in more developed countries.
Economic sanctions may be, and have been, imposed against certain countries, organizations, companies, entities and/or individuals. Economic sanctions and other similar governmental actions or developments could, among other things, effectively restrict or eliminate the Fund’s ability to purchase or sell certain foreign securities or groups of foreign securities, and thus may make the Fund’s investments in such securities less liquid or more difficult to value. Such sanctions may also cause a decline in the value of securities issued by the sanctioned country or companies located in or economically tied to the sanctioned country. In addition, as a result of economic sanctions and other similar governmental actions or developments, the Fund may be forced to sell or otherwise dispose of foreign investments at inopportune times or prices.
Foreign Currency Risk.   Because the Fund may invest in securities denominated or quoted in currencies other than the U.S. dollar, changes in foreign currency exchange rates may affect the value of securities in the Fund and the unrealized appreciation or depreciation of investments. Currencies of certain countries may be volatile and therefore may affect the value of securities denominated in such currencies, which means that the Fund’s NAV could decline as a result of changes in the exchange rates between foreign currencies and the U.S. dollar. The Advisers may, but are not required to, elect for the Fund to seek to protect itself from changes in currency exchange rates through hedging transactions depending on market conditions. The Fund may incur costs in connection with the conversions between various currencies. In addition, certain countries may impose foreign currency exchange controls or other restrictions on the repatriation, transferability or convertibility of currency.
Currency Hedging Risk.   The Advisers may seek to hedge all or a portion of the Fund’s foreign currency risk. However, the Advisers cannot guarantee that it will be practical to hedge these risks in certain markets or conditions or that any efforts to do so will be successful.
Arbitrage Risk.   The Fund may engage in capital structure arbitrage and other arbitrage strategies. Arbitrage strategies entail various risks, including the risk that external events, regulatory approvals and

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other factors will impact the consummation of announced corporate events and/or the prices of certain positions. In addition, hedging is an important feature of capital structure arbitrage. There is no guarantee that the Advisers will be able to hedge the Fund’s investment portfolio in the manner necessary to employ successfully the Fund’s strategy.
Market Disruption and Geopolitical Risk.   The occurrence of events similar to those in recent years, such as the aftermath of the war in Iraq, instability in Afghanistan, Pakistan, Egypt, Libya, Syria and the Middle East, international war or conflict (including the Israel-Hamas war), new and ongoing epidemics and pandemics of infectious diseases and other global health events, natural/environmental disasters, terrorist attacks in the United States and around the world, social and political discord, debt crises (such as the Greek crisis), sovereign debt downgrades, the Russian invasion of Ukraine, increasingly strained relations between the United States and a number of foreign countries, including historical adversaries, such as North Korea, Iran, China and Russia, and the international community generally, new and continued political unrest in various countries, such as Venezuela and Spain, the exit or potential exit of one or more countries from the European Union (“EU”) or the Economic and Monetary Union, and continued changes in the balance of political power among and within the branches of the U.S. government, among others, may result in market volatility, may have long term effects on the U.S. and worldwide financial markets, and may cause further economic uncertainties in the United States and worldwide.
Russia launched a large-scale invasion of Ukraine on February 24, 2022. The extent and duration of the military action, resulting sanctions and resulting future market disruptions, including declines in its stock markets and the value of the ruble against the U.S. dollar, in the region are impossible to predict, but could be significant. Any such disruptions caused by Russian military action or other actions (including cyberattacks and espionage) or resulting actual and threatened responses to such activity, including purchasing and financing restrictions, boycotts or changes in consumer or purchaser preferences, sanctions, tariffs or cyberattacks on the Russian government, Russian companies or Russian individuals, including politicians, could have a severe adverse effect on Russia and the European region, including significant negative impacts on the Russian economy, the European economy and the markets for certain securities and commodities, such as oil and natural gas, and may likely have collateral impacts on such sectors globally as well as other sectors. How long such military action and related events will last cannot be predicted.
China and the United States have each imposed tariffs on the other country’s products. These actions may cause a significant reduction in international trade, the oversupply of certain manufactured goods, substantial price reductions of goods and possible failure of individual companies and/or large segments of China’s export industry, which could have a negative impact on the Fund’s performance. U.S. companies that source material and goods from China and those that make large amounts of sales in China would be particularly vulnerable to an escalation of trade tensions. Uncertainty regarding the outcome of the trade tensions and the potential for a trade war could cause the U.S. dollar to decline against safe haven currencies, such as the Japanese yen and the Euro. Events such as these and their consequences are difficult to predict and it is unclear whether further tariffs may be imposed or other escalating actions may be taken in the future.
An outbreak of an infectious coronavirus (COVID-19) that was first detected in December 2019 developed into a global pandemic that has resulted in numerous disruptions in the market and has had significant economic impact leaving general concern and uncertainty. Although vaccines have been developed and approved for use by various governments, the duration of the pandemic and its effects cannot be predicted with certainty. The impact of this coronavirus, and other epidemics and pandemics that may arise in the future, could affect the economies of many nations, individual companies and the market in general ways that cannot necessarily be foreseen at the present time.
Cybersecurity incidents affecting particular companies or industries may adversely affect the economies of particular countries, regions or parts of the world in which the Fund invests.
The occurrence of any of these above events could have a significant adverse impact on the value and risk profile of the Fund’s portfolio. The Fund does not know how long the securities markets may be affected by similar events and cannot predict the effects of similar events in the future on the U.S. economy and securities markets. There can be no assurance that similar events and other market disruptions will not have other material and adverse implications. The Fund may be adversely affected by uncertainties such as terrorism, international political developments, and changes in government policies, taxation, restrictions

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on foreign investment and currency repatriation, currency fluctuations and other developments in the laws and regulations of the countries in which it is invested. As a result, whether or not the Fund invests in securities located in or with significant exposure to the countries directly affected, the value and liquidity of the Fund’s investments may be negatively impacted. Further, due to closures of certain markets and restrictions on trading certain securities, the value of certain securities held by the Fund could be significantly impacted.
U.S. Credit Rating and European Economic Crisis Risk.   In August 2011, S&P lowered its long-term sovereign credit rating on the United States from “AAA” to “AA+,” which was re-affirmed by S&P in March 2022. In January 2012, S&P lowered its long-term sovereign credit ratings for France, Italy, Spain and six other European countries, which negatively impacted global markets and economic conditions. S&P subsequently raised its long-term sovereign credit rating on Spain to “A” with a stable outlook. Furthermore, following the UK’s referendum to leave the EU, S&P lowered its long-term sovereign credit rating. In addition, the terms of the UK’s exit and any future referendums in other European countries may disrupt the global market. U.S. budget deficit concerns, together with signs of deteriorating sovereign debt conditions in Europe, have increased the possibility of additional credit-rating downgrades and economic slowdowns. The impact of any further downgrade to the U.S. government’s sovereign credit rating, or its perceived creditworthiness, and the impact of the current crisis in Europe with respect to the ability of certain EU countries to continue to service their sovereign debt obligations is inherently unpredictable and could adversely affect the U.S. and global financial markets and economic conditions. In addition, the economic downturn and the significant government interventions into the financial markets and fiscal stimulus spending over the last several years have contributed to significantly increased U.S. budget deficits. There can be no assurance that future fiscal or monetary measures to aid economic recovery will be effective. These developments and reactions of the credit markets to these developments could cause interest rates and borrowing costs to rise, which may negatively impact the Fund’s ability to obtain debt financing on favorable terms. In addition, any adverse economic conditions resulting from any further downgrade of the U.S. government’s sovereign credit rating or the economic crisis in Europe could have a material adverse effect on the Fund’s business, financial condition and results of operations.
Government Intervention in the Financial Markets Risk.   Instability in the financial markets has led the U.S. Government, the Federal Reserve and foreign governments and central banks around the world to take a number of unprecedented actions designed to support certain financial institutions and segments of the financial markets that have experienced extreme volatility, and in some cases a lack of liquidity. U.S. federal and state and foreign governments, their regulatory agencies or self-regulatory organizations may take additional actions that affect the regulation of the securities, debt instruments or structured products in which the Fund invests, or the issuers of such securities or structured products, in ways that are unforeseeable or not fully understood or anticipated. Governments or their agencies may also acquire distressed assets from financial institutions and acquire ownership interests in those institutions. The implications of government ownership and disposition of these assets are unclear, and such programs may have positive or negative effects on the liquidity, valuation and performance of the Fund’s portfolio holdings. Furthermore, volatile financial markets can expose the Fund to greater market and liquidity risk and potential difficulty in valuing portfolio instruments held by the Fund. The Adviser will monitor developments and seek to manage the Fund’s portfolio in a manner consistent with achieving the Fund’s investment objective, but there can be no assurance that it will be successful in doing so.
European Risk.   The Fund may invest a portion of its capital in debt securities issued by issuers domiciled in Europe, including issuers domiciled in the U.K. Concerns regarding the sovereign debt of various Eurozone countries, including the potential for investors to incur substantial write-downs, reductions in the face value of sovereign debt and/or sovereign defaults, as well as the possibility that one or more countries might leave the EU or the Eurozone create risks that could materially and adversely affect the Fund’s investments. Sovereign debt defaults and EU and/or Eurozone exits could have material adverse effects on the Fund’s investments in European companies, including, but not limited to, the availability of credit to support such companies’ financing needs, uncertainty and disruption in relation to financing, increased currency risk in relation to contracts denominated in Euros and wider economic disruption in markets served by those companies, while austerity and/or other measures introduced to limit or contain these issues may themselves lead to economic contraction and resulting adverse effects for the Fund. Legal uncertainty about the funding of Euro denominated obligations following any breakup or exits from the Eurozone, particularly in the case of investments in companies in affected countries, could also have material adverse

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effects on the Fund. In connection with investments in non-U.S. issuers, the Fund may engage in foreign currency exchange transactions but is not required to hedge its currency exposure. As such, the Fund makes investments that are denominated in British pound sterling or Euros. The Fund’s assets are valued in U.S. dollars and the depreciation of the British pound sterling and/or the Euro in relation to the U.S. dollar could adversely affect the Fund’s investments denominated in British pound sterling or Euros that are not fully hedged regardless of the performance of the underlying issuer.
Economic Recession or Downturn Risk.   Many of the Fund’s portfolio companies may be susceptible to economic slowdowns or recessions and may be unable to repay the Fund’s debt investments during these periods. Therefore, the Fund’s non-performing assets are likely to increase, and the value of its portfolio is likely to decrease, during these periods. Adverse economic conditions may also decrease the value of any collateral securing the Fund’s secured loans. A prolonged recession may further decrease the value of such collateral and result in losses of value in the Fund’s portfolio and a decrease in the Fund’s revenues, net income and NAV. Unfavorable economic conditions also could increase the Fund’s funding costs, limit the Fund’s access to the capital markets or result in a decision by lenders not to extend credit to it on terms it deems acceptable. These events could prevent the Fund from increasing investments and harm the Fund’s operating results.
Legal and Regulatory Risks.   At any time after the date of this prospectus, legislation may be enacted that could negatively affect the assets of the Fund or the issuers of such assets. Changing approaches to regulation may have a negative impact on the entities in which the Fund invests. Legislation or regulation may also change the way in which the Fund itself is regulated. There can be no assurance that future legislation, regulation or deregulation will not have a material adverse effect on the Fund or will not impair the ability of the Fund to achieve its investment objective.
Risks Associated with Commodity Futures Trading Commission Regulation.   The Sub-Adviser claims an exclusion from the definition of the term “commodity pool operator” in accordance with Commodity Futures Trading Commission (“CFTC”) Regulation 4.5 so that the Sub-Adviser is not subject to registration or regulation as a CPO under the CEA with respect to the Fund. In order to maintain the exclusion for the Sub-Adviser, the Fund must invest no more than a prescribed level of its liquidation value in certain futures, certain swap contracts and certain other Derivatives subject to the CEA’s jurisdiction, and the Fund must not market itself as providing investment exposure to such instruments. If the Fund’s investments no longer qualify the Sub-Adviser for the exclusion, the Sub-Adviser may be subject to the CFTC’s CPO registration requirements with respect to the Fund, and the disclosure and operations of the Fund would need to comply with all applicable regulations governing commodity pools registered as investment companies under the 1940 Act and commodity pool operators. Compliance with the additional registration and regulatory requirements may increase operating expenses. Other potentially adverse regulatory initiatives could also develop.
Inflation and Deflation Risk.   Inflation risk is the risk that the value of certain assets or income from the Fund’s investments will be worth less in the future as inflation decreases the value of money. As inflation increases, the real value of investments and distributions can decline. In addition, during any periods of rising inflation, the dividend rates or borrowing costs associated with the Fund’s use of leverage would likely increase, which would tend to further reduce returns to Shareholders. Deflation risk is the risk that prices throughout the economy decline over time — the opposite of inflation. Deflation may have an adverse effect on the creditworthiness of issuers and may make issuer defaults more likely, which may result in a decline in the value of the Fund’s portfolio.
Interest Rate Risk.   The market value of Corporate Bonds and other fixed-income securities changes in response to interest rate changes and other factors. In an effort to combat inflation, the U.S. Federal Reserve (the “Federal Reserve”) increased the federal funds rate in 2023. Although the Federal Reserve left its benchmark rates steady in the fourth quarter of 2023, it has indicated that additional rate increases in the future may be necessary to mitigate inflationary pressures and there can be no assurance that the Federal Reserve will not make upwards adjustments to the federal funds rate in the future. However, there are reports that the Federal Reserve may begin to cut the benchmark rates in 2024. Interest rate risk is the risk that prices of bonds and other fixed-income securities will increase as interest rates fall and decrease as rates rise. Accordingly, an increase in market interest rates may cause a decrease in the price of a debt security and, therefore, a decline in the net asset value of the Fund’s Shares. The magnitude of these fluctuations in the

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market price of bonds and other fixed-income securities is generally greater for those securities with longer maturities. Because Syndicated Loans with floating or variable rates reset their interest rates only periodically, changes in prevailing interest rates (and particularly sudden and significant changes) can be expected to cause some fluctuations in the Fund’s NAV. Similarly, an increase in market interest rates may cause a decline in the Fund’s NAV. In addition, Syndicated Loans or similar loans or securities may allow the Borrower to opt between SOFR-based interest rates and interest rates based on bank prime rates, which may have an effect on the Fund’s NAV.
If general interest rates rise, as they have in recent years, there is a risk that the portfolio companies in which the Fund holds floating rate securities will be unable to pay escalating interest amounts, which could result in a default under their loan documents. Rising interest rates could also cause portfolio companies to shift cash from other productive uses to the payment of interest, which may have a material adverse effect on their business and operations and could, over time, lead to increased defaults. In addition, rising interest rates may increase pressure on the Fund to provide fixed rate loans to the Fund’s portfolio companies, which could adversely affect the Fund’s net investment income, as increases in the cost of borrowed funds would not be accompanied by increased interest income from such fixed-rate investments.
Investment Terms and Timeframe Risk.   Delays in investing the net proceeds of this offering may impair the Fund’s performance. The Fund cannot assure investors that it will be able to identify any investments that meet the Fund’s investment objective or that any investment that the Fund makes will produce a positive return. The Fund may be unable to invest its assets on acceptable terms within the time period that it anticipates or at all, which could harm the Fund’s financial condition and results of operations.
Prior to investing in securities of portfolio companies, the Fund may invest primarily in cash, cash equivalents, U.S. government securities, repurchase agreements and high-quality debt instruments maturing in one year or less from the time of investment, which may produce returns that are significantly lower than the returns which it expects to achieve when the Fund’s portfolio is fully invested in securities meeting its investment objective. As a result, any distributions that the Fund pays while its portfolio is not fully invested in securities meeting its investment objective may be lower than the distributions that the Fund may be able to pay when its portfolio is fully invested in securities meeting its investment objective.
Restrictions on Entering into Affiliated Transactions.   The Advisers may enter into transactions and invest in securities, instruments and currencies on behalf of the Fund in which customers of its affiliates, to the extent permitted by applicable law, serve as the counterparty, principal or issuer. In such cases, such party’s interests in the transaction could be adverse to the interests of the Fund, and such party may have no incentive to assure that the Fund obtains the best possible prices or terms in connection with the transaction. In addition, the purchase, holding and sale of such investments by the Fund may enhance the profitability of the Advisers or their affiliates. One or more affiliates may also create, write or issue Derivatives for their customers, the underlying securities, currencies or instruments of which may be those in which the Fund invests or which may be based on the performance of the Fund. The Fund may, subject to applicable law, purchase investments that are the subject of an underwriting or other distribution by one or more of the Advisers affiliates and may also enter into transactions with other clients of an affiliate where such other clients have interests adverse to those of the Fund. By reason of the various activities of the Advisers and their affiliates, the Advisers and such affiliates may acquire confidential or material non-public information or otherwise be restricted from purchasing certain potential Fund investments that otherwise might have been purchased or be restricted from selling certain Fund investments that might otherwise have been sold at the time.
Lack of Funds to Make Additional Investments Risk.   The Fund may not have the funds or ability to make additional investments in its portfolio companies. After the Fund’s initial investment in a portfolio company, it may be called upon from time to time to provide additional funds to such company or have the opportunity to increase its investment through the exercise of a warrant to purchase common shares. There is no assurance that the Fund will make, or will have sufficient funds to make, follow-on investments. Any decisions not to make a follow-on investment or any inability on the Fund’s part to make such an investment may have a negative impact on a portfolio company in need of such an investment, may result in a missed opportunity for the Fund to increase its participation in a successful operation or may reduce the expected return on the investment.

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Uncertain Exit Strategies.   Due to the illiquid nature of some of the positions that the Fund is expected to acquire, as well as the risks associated with the Fund’s investment strategies, the Fund is unable to predict with confidence what the exit strategy may ultimately be for any given investment, or that one will definitely be available. Exit strategies which appear to be viable when an investment is initiated may be precluded by the time the investment is ready to be realized due to economic, legal, political or other factors.
Other Risks Relating to the Fund
Adviser Risk.   The Adviser utilizes the resources of Ares’ U.S. and European credit teams who manage direct lending, syndicated loan, corporate bond, opportunistic credit and structured credit investment strategies for the Ares Credit Group as well as the real estate debt and stressed/distressed investment teams. The Fund’s portfolio management team is comprised of members of Ares’ Credit Group. The Adviser intends to use the resources of Ares. There can be no assurance that any such investment professionals will remain employed by Ares or if employed, will remain involved with the Advisers’ performance obligations. The Adviser is a joint venture and conflicts could arise between the parties to the joint venture that could impact the Adviser’s ability to perform its duties.
Senior Management Personnel of the Advisers.   Since the Fund has no employees, it depends on the investment expertise, skill and network of business contacts of the Advisers. The Advisers evaluate, negotiate, structure, execute, monitor and service the Fund’s investments. The Fund’s future success depends to a significant extent on the continued service and coordination of the Advisers and their senior management team. The departure of any members of the Advisers’ senior management team could have a material adverse effect on the Fund’s ability to achieve its investment objective.
The Fund’s ability to achieve its investment objective depends on the Advisers’ ability to identify, analyze, invest in, finance and monitor companies that meet the Fund’s investment criteria. The Advisers’ capabilities in managing the investment process, providing competent, attentive and efficient services to the Fund, and facilitating access to financing on acceptable terms depend on the employment of investment professionals in an adequate number and of adequate sophistication to match the corresponding flow of transactions. To achieve the Fund’s investment objective, the Advisers may need to hire, train, supervise and manage new investment professionals to participate in the Fund’s investment selection and monitoring process. The Advisers may not be able to find investment professionals in a timely manner or at all. Failure to support the Fund’s investment process could have a material adverse effect on the Fund’s business, financial condition and results of operations.
In addition, the Investment Advisory Agreement has termination provisions that allow the parties to terminate the agreements without penalty. The Investment Advisory Agreement, Investment Sub-Advisory Agreement and the CAM Administration Agreement may be terminated at any time, without penalty, by the Advisers upon 60 days’ notice to the Fund. If either agreement is terminated, it may adversely affect the quality of the Fund’s investment opportunities. In addition, in the event such agreements are terminated, it may be difficult for the Fund to replace the Advisers. Furthermore, the termination of either of these agreements may adversely impact the terms of the Fund’s or its subsidiaries’ financing facilities or any financing facility into which the Fund or its subsidiaries may enter in the future, which could have a material adverse effect on the Fund’s business and financial condition.
Key Personnel Risk.   The Adviser depends on the diligence, skill and network of business contacts of certain Ares Credit Group and CION professionals. The Adviser also depends, to a significant extent, on access to other investment professionals within Ares and CION and the information and deal flow generated by these investment professionals in the course of their investment and portfolio management activities. The Fund’s success depends on the continued service of such personnel. The investment professionals associated with the Advisers are actively involved in other investment activities not concerning the Fund and will not be able to devote all of their time to the Fund’s business and affairs. The departure of any of the senior managers of the Advisers, or of a significant number of the investment professionals or partners of the Advisers’ affiliates, could have a material adverse effect on the Fund’s ability to achieve its investment objective. Individuals not currently associated with the Advisers may become associated with the Fund and the performance of the Fund may also depend on the experience and expertise of such individuals. In addition, there is no assurance that the Advisers will remain the Fund’s investment adviser or that the Advisers will continue to have access to the investment professionals and partners of its affiliates and the information and deal flow generated by the investment professionals of its affiliates.

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Ares and CION Relationships.   The Fund expects that Ares and CION will depend on their existing relationships with private equity sponsors, investment banks and commercial banks, and the Fund expects to rely to a significant extent upon these relationships for purposes of potential investment opportunities. If Ares or CION fails to maintain their existing relationships or develop new relationships with other sources or sponsors of investment opportunities, the Fund may not be able to expand its investment portfolio. In addition, individuals with whom Ares and CION have relationships are not obligated to provide the Fund with investment opportunities and, therefore, there is no assurance that such relationships will generate investment opportunities for the Fund.
The Advisers’ Incentive Fee Risk.   The Investment Advisory Agreement and Investment Sub-Advisory Agreement entitle the Advisers to receive incentive compensation on income regardless of any capital losses. In such case, the Fund may be required to pay the Advisers incentive compensation for a fiscal quarter even if there is a decline in the value of the Fund’s portfolio or if the Fund incurs a net loss for that quarter.
Any Incentive Fee payable by the Fund that relates to its net investment income may be computed and paid on income that may include income that has been accrued but not yet received. If a portfolio company defaults on a loan that is structured to provide accrued interest, it is possible that accrued interest previously included in the calculation of the Incentive Fee will become uncollectible. The Advisers are not under any obligation to reimburse the Fund for any part of the Incentive Fee they received that was based on accrued income that the Fund never received as a result of a default by an entity on the obligation that resulted in the accrual of such income, and such circumstances would result in the Fund’s paying an Incentive Fee on income it never received.
The Incentive Fee payable by the Fund to the Advisers may create an incentive for them to make investments on the Fund’s behalf that are risky or more speculative than would be the case in the absence of such compensation arrangement. The way in which the Incentive Fee payable to the Advisers is determined may encourage them to use leverage to increase the return on the Fund’s investments. In addition, the fact that the Management Fee is payable based upon the Fund’s average daily gross assets, which would include any borrowings for investment purposes, may encourage the Advisers to use leverage to make additional investments. Under certain circumstances, the use of leverage may increase the likelihood of default, which would disfavor Shareholders. Such a practice could result in the Fund’s investing in more speculative securities than would otherwise be in its best interests, which could result in higher investment losses, particularly during cyclical economic downturns.
Shares Not Listed; No Market for Shares.   The Fund has been organized as a closed-end management investment company. Closed-end funds differ from open-end management investment companies (commonly known as mutual funds) because investors in a closed-end fund do not have the right to redeem their shares on a daily basis. Unlike most closed-end funds, which typically list their shares on a securities exchange, the Fund does not currently intend to list the Shares for trading on any securities exchange, and the Fund does not expect any secondary market to develop for the Shares in the foreseeable future. Therefore, an investment in the Fund, unlike an investment in a typical closed-end fund, is not a liquid investment.
Closed-end Interval Fund; Liquidity Risks.   The Fund is a diversified, closed-end management investment company operated as an “interval fund” and designed primarily for long-term investors. The Fund is not intended to be a typical traded investment. There is no secondary market for the Fund’s Shares and the Fund expects that no secondary market will develop. An investor should not invest in the Fund if the investor needs a liquid investment. Closed-end funds differ from open-end management investment companies (commonly known as mutual funds) in that investors in a closed-end fund do not have the right to redeem their shares on a daily basis at a price based on NAV. Although the Fund, as a fundamental policy, will make quarterly offers to repurchase at least 5% and up to 25% of its outstanding Shares at NAV, the number of Shares tendered in connection with a repurchase offer may exceed the number of Shares the Fund has offered to repurchase, in which case not all of your Shares tendered in that offer will be repurchased. In connection with any given repurchase offer, it is expected the Fund will offer to repurchase only the minimum amount of 5% of its outstanding Shares. Hence, you may not be able to sell your Shares when and/or in the amount that you desire.
Competition for Investment Opportunities.   The Fund competes for investments with other closed-end funds and investment funds, as well as traditional financial services companies such as commercial banks and other sources of funding. Moreover, alternative investment vehicles, such as hedge funds, have begun to

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invest in areas in which they have not traditionally invested. As a result of these new entrants, competition for investment opportunities may intensify. Many of the Fund’s competitors are substantially larger and may have considerably greater financial, technical and marketing resources than the Fund. For example, some competitors may have a lower cost of capital and access to funding sources that are not available to the Fund. In addition, some of the Fund’s competitors may have higher risk tolerances or different risk assessments than it has. These characteristics could allow the Fund’s competitors to consider a wider variety of investments, establish more relationships and pay more competitive prices for investments than it is able to do. The Fund may lose investment opportunities if it does not match its competitors’ pricing. If the Fund is forced to match its competitors’ pricing, it may not be able to achieve acceptable returns on its investments or may bear substantial risk of capital loss. A significant increase in the number and/or the size of the Fund’s competitors could force it to accept less attractive investment terms. Furthermore, many of the Fund’s competitors have greater experience operating under, or are not subject to, the regulatory restrictions that the 1940 Act imposes on it as a closed-end fund.
“Best-Efforts” Offering Risk.   This offering is being made on a best efforts basis, whereby the Distributor is only required to use its best efforts to sell the Shares and has no firm commitment or obligation to purchase any of the Shares. To the extent that less than the maximum number of Shares is subscribed for, the opportunity for the allocation of the Fund’s investments among various issuers and industries may be decreased, and the returns achieved on those investments may be reduced as a result of allocating all of the Fund’s expenses over a smaller capital base.
Inadequate Return Risk.   No assurance can be given that the returns on the Fund’s investments will be commensurate with the risk of investment in the Shares.
Inadequate Network of Broker-Dealer Risk.   The success of the Fund’s continuous public offering, and correspondingly the Fund’s ability to implement its investment objective and strategies, depends upon the ability of the Distributor and the Adviser to establish, operate and maintain a network of Selected Broker-Dealers to sell the Shares. If the Distributor or the Adviser fails to perform, the Fund may not be able to raise adequate proceeds through the Fund’s continuous public offering to implement the Fund’s investment objective and strategies. If the Fund is unsuccessful in implementing its investment objective and strategies, an investor could lose all or a part of his or her investment in the Fund.
Repurchase Offers Risks.   As described under “Share Repurchase Program,” the Fund is an “interval fund” and, to provide some liquidity to Shareholders, makes quarterly offers to repurchase between 5% and 25% of its outstanding Shares at NAV, pursuant to Rule 23c-3 under the 1940 Act. The Fund believes that these repurchase offers are generally beneficial to the Fund’s Shareholders, and generally are funded from available cash or sales of portfolio securities. However, the repurchase of Shares by the Fund decreases the assets of the Fund and, therefore, may have the effect of increasing the Fund’s expense ratio. Repurchase offers and the need to fund repurchase obligations may also affect the ability of the Fund to be fully invested or force the Fund to maintain a higher percentage of its assets in liquid investments, which may harm the Fund’s investment performance. Moreover, diminution in the size of the Fund through repurchases may result in untimely sales of portfolio securities, and may limit the ability of the Fund to participate in new investment opportunities. If the Fund uses leverage, repurchases of Shares may compound the adverse effects of leverage in a declining market. In addition, if the Fund borrows money to finance repurchases, interest on that borrowing will negatively affect Shareholders who do not tender their Shares by increasing Fund expenses and reducing any net investment income. Certain Shareholders may from time to time own or control a significant percentage of the Fund’s Shares. Repurchase requests by these Shareholders of these Shares of the Fund may cause repurchases to be oversubscribed, with the result that Shareholders may only be able to have a portion of their Shares repurchased in connection with any repurchase offer. If a repurchase offer is oversubscribed and the Fund determines not to repurchase additional Shares beyond the repurchase offer amount, or if Shareholders tender an amount of Shares greater than that which the Fund is entitled to purchase, the Fund will repurchase the Shares tendered on a pro rata basis, and Shareholders will have to wait until the next repurchase offer to make another repurchase request. Shareholders will be subject to the risk of NAV fluctuations during that period. Thus, there is also a risk that some Shareholders, in anticipation of proration, may tender more Shares than they wish to have repurchased in a particular quarter, thereby increasing the likelihood that proration will occur. The NAV of Shares tendered in a repurchase offer may fluctuate between the date a Shareholder submits a repurchase request and the Repurchase Request Deadline, and to the extent there is any delay between the Repurchase Request Deadline

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and the Repurchase Pricing Date. The NAV on the Repurchase Request Deadline or the Repurchase Pricing Date may be higher or lower than on the date a Shareholder submits a repurchase request. See “Share Repurchase Program.”
Distribution Payment Risk.   The Fund cannot assure investors that the Fund will achieve investment results that will allow the Fund to make a specified level of cash distributions or year-to-year increases in cash distributions. All distributions will be paid at the discretion of the Board and may depend on the Fund’s earnings, the Fund’s net investment income, the Fund’s financial condition, maintenance of the Fund’s and the Fund’s RIC status, compliance with applicable regulations and such other factors as the Board may deem relevant from time to time.
In the event that the Fund encounters delays in locating suitable investment opportunities, all or a substantial portion of the Fund’s distributions may constitute a return of capital to Shareholders. To the extent that the Fund pays distributions that constitute a return of capital for U.S. federal income tax purposes, it will lower an investor’s tax basis in his or her Shares. A return of capital generally is a return of an investor’s investment, rather than a return of earnings or gains derived from the Fund’s investment activities, and generally results in a reduction of the tax basis in the Shares. As a result from such reduction in tax basis, Shareholders may be subject to tax in connection with the sale of Shares, even if such Shares are sold at a loss relative to the Shareholder’s original investment.
Risks Associated with the Fund Distribution Policy.   The Fund intends to make regular distributions. Currently, in order to maintain a relatively stable level of distributions, the Fund may pay out less than all of its net investment income to the extent consistent with maintaining its ability to be subject to tax as a RIC under the Code, pay out undistributed income from prior months, return capital in addition to current period net investment income or borrow money to fund distributions. The distributions for any full or partial calendar year might not be made in equal amounts, and one distribution may be larger than the other. The Fund will make a distribution only if authorized by the Board and declared by the Fund out of assets legally available for these distributions. This distribution policy may, under certain circumstances, have certain adverse consequences to the Fund and its Shareholders because it may result in a return of capital, which would reduce the NAV of the Shares and, over time, potentially increase the Fund’s expense ratio. If a distribution constitutes a return of capital, it means that the Fund is returning to Shareholders a portion of their investment rather than making a distribution that is funded from the Fund’s earned income or other profits. The Fund’s distribution policy may be changed at any time by the Board.
There is a possibility that the Fund may make total distributions during a calendar or taxable year in an amount that exceeds the Fund’s net investment company taxable income and net capital gains for the relevant taxable year. In such situations, if a distribution exceeds the Fund’s current and accumulated earnings and profits (as determined for U.S. federal income tax purposes), a portion of each distribution paid with respect to such taxable year would generally be treated as a return of capital for U.S. federal income tax purposes, thereby reducing the amount of a Shareholder’s tax basis in such Shareholder’s Shares. When a Shareholder sells Shares, the amount, if any, by which the sales price exceeds the Shareholder’s tax basis in Shares may be treated as a gain subject to tax. Because a return of capital reduces a Shareholder’s tax basis in Shares, it generally will increase the amount of such Shareholder’s gain or decrease the amount of such Shareholder’s loss when such Shareholder sells Shares. To the extent that the amount of any return of capital distribution exceeds a Shareholder’s tax basis in Shares, such excess generally will be treated as gain from a sale or exchange of the shares.
Because the Fund has issued Preferred Shares and has issued other forms of indebtedness, its ability to make distributions to its Shareholders is limited by the asset coverage requirements and other limitations imposed by the 1940 Act and the terms of the Fund’s indebtedness.
Investment Dilution Risk.   The Fund’s investors do not have preemptive rights to any Shares the Fund may issue in the future. The Fund’s amended and restated declaration of trust (the “Declaration of Trust”) authorizes it to issue an unlimited number of Shares. The Board may amend the Declaration of Trust. After an investor purchases Shares, the Fund may sell additional Shares in the future or issue equity interests in private offerings. To the extent the Fund issues additional equity interests after an investor purchases its Shares, such investor’s percentage ownership interest in the Fund will be diluted.
Anti-Takeover Risk.   The Declaration of Trust and bylaws, as well as certain statutory and regulatory requirements, contain certain provisions that may have the effect of discouraging a third party from

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attempting to acquire it. Subject to the limitations of the 1940 Act, the Board may, without Shareholder action, authorize the issuance of shares in one or more classes or series, including Preferred Shares; and the Board may, without Shareholder action, amend the Declaration of Trust. These anti-takeover provisions may inhibit a change of control in circumstances that could give Shareholders the opportunity to realize a premium over the value of the Shares.
Conflicts of Interest Risk.   The Fund is a party to the Investment Advisory Agreement with CAM, and the Investment Sub-Advisory Agreement with Ares Capital, entities in which certain of the Fund’s trustees, officers and members of the investment committee of the Advisers may have indirect ownership and pecuniary interests. Certain of the Fund’s trustees and officers and members of the investment committee of the Advisers also serve as officers or principals of other investment managers affiliated with the Advisers that currently, and may in the future, manage investment funds with investment objectives similar to the Fund’s investment objective. In addition, certain of Fund’s officers and trustees and the members of the investment committee of the Advisers serve or may serve as officers, trustees or principals of entities that operate in the same or related line of business as the Fund does or of investment funds managed by the Fund’s affiliates. Accordingly, the Fund may not be made aware of and/or given the opportunity to participate in certain investments made by investment funds managed by advisers affiliated with the Advisers. However, the Advisers intend to allocate investment opportunities in a fair and equitable manner in accordance with the Advisers’ investment allocation policy.
Pursuant to the terms of the CAM Administration Agreement, CAM provides the Fund with certain administrative and other services necessary to conduct the Fund’s day-to-day operations, and the Fund reimburses CAM, at cost, for the Fund’s allocable portion of overhead and other expenses (including travel expenses) incurred by CAM in performing its obligations under the CAM Administration Agreement, including the Fund’s allocable portion of the cost of certain of the Fund’s officers (including but not limited to the chief compliance officer, chief financial officer, chief accounting officer, general counsel, secretary and treasurer) and their respective staffs, but not investment professionals. See “Conflicts of Interest.”
Potential Conflicts of Interest Risk — Allocation of Investment Opportunities.   The Advisers have adopted allocation procedures that are intended to treat each fund they advise in a manner that, over a period of time, is fair and equitable. Ares and CION currently provide investment advisory and administration services and may provide in the future similar services to other entities (collectively, “Advised Funds”). Certain existing Advised Funds have, and future Advised Funds may have, and may from time to time have, overlapping investment objectives with the Fund, and such Advised Funds will invest in, whether principally or secondarily, asset classes similar to those targeted by the Fund. To the extent the Advised Funds have overlapping investment objectives, the scope of opportunities otherwise available to the Fund may be adversely affected and/or reduced. Certain other existing Advised Funds do not, and future Advised Funds may not, have overlapping investment objectives with the Fund, but such funds may from time to time invest in, whether principally or secondarily, asset classes similar to those targeted by the Fund. The Advisers will endeavor to allocate investment opportunities in a fair and equitable manner, and in any event consistent with any fiduciary duties owed to the Fund and other clients and in an effort to avoid favoring one client over another and taking into account all relevant facts and circumstances, including (without limitation): (i) differences with respect to available capital, size of client, and lifecycle, including the remaining life, of a client; (ii) differences with respect to investment objectives or current investment strategies, including regarding: (a) current and total return requirements, (b) emphasizing or limiting exposure to specific investments, including, but not limited to, type of security, jurisdiction, industry, or other characteristic of the investment, (c) diversification, including industry or company exposure, currency and jurisdiction, or (d) rating agency ratings; (iii) differences in risk profile at the time an opportunity becomes available; (iv) the potential transaction and other costs of allocating an opportunity among various clients; (v) actual or potential conflicts of interest, including whether multiple clients directly or indirectly have an existing investment in the security in question or the issuer of such security; (vi) the nature of the security or the transaction, including minimum investment amounts and the source of the opportunity; (vii) current and anticipated market and general economic conditions; (viii) existing positions in a Borrower/loan/security; and (ix) prior positions in a Borrower/loan/security. Nevertheless, it is possible that the Fund may not be given the opportunity to participate in certain investments made by investment funds managed by investment managers affiliated with the Advisers.

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The Advisers may determine that the Fund should invest on a side-by-side basis with one or more Advised Funds. In certain circumstances, negotiated co-investments may be made only in accordance with the terms of the exemptive order Ares received from the SEC (the “Order”). Co-investments made under the Order are subject to compliance with the conditions and other requirements contained in the Order, which could limit the Fund’s ability to participate in a co-investment transaction.
In the event investment opportunities are allocated among the Fund and the other Advised Funds, the Fund may not be able to structure its investment portfolio in the manner desired. Although the Advisers endeavor to allocate investment opportunities in a fair and equitable manner, the Fund is not generally permitted to co-invest in any portfolio company in which a fund managed by Ares or any of its downstream affiliates (other than the Fund and its downstream affiliates) currently has an investment. However, the Fund may co-invest with funds managed by Ares or any of its downstream affiliates, subject to compliance with existing regulatory guidance, applicable regulations and its allocation procedures. Furthermore, the Fund and the other Advised Funds may make investments in securities where the prevailing trading activity may make impossible the receipt of the same price or execution on the entire volume of securities purchased or sold by the Fund and the other Advised Funds. When this occurs, the various prices may be averaged, and the Fund will be charged or credited with the average price. Thus, the effect of the aggregation may operate on some occasions to the disadvantage of the Fund. In addition, under certain circumstances, the Fund may not be charged the same commission or commission equivalent rates in connection with a bunched or aggregated order.
It is likely that the other Advised Funds may make investments in the same or similar securities at different times and on different terms than the Fund. The Fund and the other Advised Funds may make investments at different levels of a Borrower’s capital structure or otherwise in different classes of a Borrower’s securities, to the extent permitted by applicable law. Such investments may inherently give rise to conflicts of interest or perceived conflicts of interest between or among the various classes of securities that may be held by such entities. Conflicts may also arise because portfolio decisions regarding the Fund may benefit the other Advised Funds. For example, the sale of a long position or establishment of a short position by the Fund may impair the price of the same security sold short by (and therefore benefit) one or more Advised Funds, and the purchase of a security or covering of a short position in a security by the Fund may increase the price of the same security held by (and therefore benefit) one or more Advised Funds.
Applicable law, including the 1940 Act, may at times prevent the Fund from being able to participate in investments that it otherwise would participate in, and may require the Fund to dispose of investments at a time when it otherwise would not dispose of such investment, in each case, in order to comply with applicable law.
The Advisers, their affiliates and their clients may pursue or enforce rights with respect to a Borrower in which the Fund has invested, and those activities may have an adverse effect on the Fund. As a result, prices, availability, liquidity and terms of the Fund’s investments may be negatively impacted by the activities of the Advisers and their affiliates or their clients, and transactions for the Fund may be impaired or effected at prices or terms that may be less favorable than would otherwise have been the case.
The Advisers may have a conflict of interest in deciding whether to cause the Fund to incur leverage or to invest in more speculative investments or financial instruments, thereby potentially increasing the assets or the yield of the Fund and, accordingly, the Management Fees or Incentive Fees received by the Advisers. Certain other Advised Funds pay the Advisers or their affiliates performance-based compensation, which could create an incentive for the Advisers or an affiliate to favor such investment fund or account over the Fund.
Potential Conflicts of Interest Risk — Allocation of Personnel.   The Fund’s executive officers and trustees, and the employees of the Advisers, serve or may serve as officers, directors or principals of entities that operate in the same or a related line of business as the Fund or of investment funds or accounts managed by the Advisers or their affiliates. As a result, they may have obligations to investors in those entities, the fulfillment of which might not be in the best interests of the Fund or its Shareholders. Additionally, certain personnel of the Advisers and their management may face conflicts in their time management and commitments.
Potential Conflicts of Interest Risk — Lack of Information Barriers.   By reason of the various activities of the Advisers and their affiliates, the Advisers and such affiliates may acquire confidential or

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material non-public information or otherwise be restricted from purchasing certain potential Fund investments that otherwise might have been purchased or be restricted from selling certain Acquiring Fund investments that might otherwise have been sold at the time.
Portfolio Fair Value Risk.   Under the 1940 Act, the Fund is required to carry its portfolio investments at market value or, if there is no readily available market value, at fair value. There is not a public market for the securities of the privately held companies in which the Fund may invest. Many of the Fund’s investments are not exchange-traded, but are, instead, traded on a privately negotiated OTC secondary market for institutional investors. The Adviser, as valuation designee, is responsible for the valuation of the Fund’s portfolio investments and implementing the portfolio valuation process set forth in the Adviser’s valuation policy, subject to the oversight of the Board, to management. Valuations of Fund investments are disclosed quarterly in reports publicly filed with the SEC. See “Determination of Net Asset Value.”
Certain factors that may be considered in determining the fair value of the Fund’s investments include dealer quotes for securities traded on the OTC secondary market for institutional investors, the nature and realizable value of any collateral, the portfolio company’s earnings and its ability to make payments on its indebtedness, the markets in which the portfolio company does business, comparison to comparable publicly-traded companies, discounted cash flow and other relevant factors. Because such valuations, and particularly valuations of private securities and private companies, are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, determinations of fair value may differ materially from the values that would have been used if an exchange-traded market for these securities existed. Due to this uncertainty, the Adviser’s fair value determinations may cause the Fund’s NAV on a given date to materially understate or overstate the value that it may ultimately realize upon the sale of one or more of its investments.
Portfolio Turnover Risk.   The Fund’s annual portfolio turnover rate may vary greatly from year to year, as well as within a given year. However, portfolio turnover rate is not considered a limiting factor in the execution of investment decisions for the Fund. High portfolio turnover may result in the realization of net short-term capital gains by the Fund which, when distributed to the Fund and, ultimately, Shareholders, will be taxable as ordinary income. In addition, a higher portfolio turnover rate results in correspondingly greater brokerage commissions and other transactional expenses that are borne by the Fund.
Cybersecurity Risks.   Cybersecurity refers to the combination of technologies, processes and procedures established to protect information technology systems and data from unauthorized access, attack or damage. The Fund and its respective affiliates and third-party service providers are subject to cybersecurity risks. Cyber security risks have significantly increased in recent years and, while the Fund has not experienced any material losses relating to cyber attacks or other information security breaches, the Fund could suffer such losses in the future. The Fund’s and its respective affiliates’ and third-party service providers’ computer systems, software and networks may be vulnerable to unauthorized access, computer viruses or other malicious code and other events that could have a security impact. If one or more of such events occur, this potentially could jeopardize confidential and other information, including nonpublic personal information and sensitive business data, processed and stored in, and transmitted through, computer systems and networks, or otherwise cause interruptions or malfunctions in the Fund’s operations or the operations of its respective affiliates and third-party service providers. This could result in significant losses, reputational damage, litigation, regulatory fines or penalties, investigations or otherwise adversely affect the Fund’s business, financial condition or results of operations. Privacy and information security laws and regulation changes, and compliance with those changes, may result in cost increases due to system changes and the development of new administrative processes. In addition, the Fund may be required to expend significant additional resources to modify the Fund’s protective measures and to investigate and remediate vulnerabilities or other exposures arising from operational and security risks.
Litigation Risk.   The Fund as well as the Adviser, the Sub-Adviser and its affiliates participate in a highly regulated industry and are each subject to regulatory examinations in the ordinary course of business. There can be no assurance that the Fund, its executive officers, trustees, and the Adviser, the Sub-Adviser, their affiliates and/or any of their respective principals and employees will avoid regulatory investigation and possible enforcement actions stemming therefrom. The Adviser and the Sub-Adviser are each registered investment advisers and, as such, subject to the provisions of the Advisers Act. The Fund, the Adviser and the Sub-Adviser may each be, from time to time, subject to formal and informal examinations, investigations,

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inquiries, audits and reviews from numerous regulatory authorities both in response to issues and questions raised in such examinations or investigations and in connection with the changing priorities of the applicable regulatory authorities across the market in general.
The Fund, its executive officers, trustees, and the Adviser, the Sub-Adviser and their affiliates and/or any of their respective principals and employees could also be named as defendants in, or otherwise become involved in, litigation. Litigation and regulatory actions can be time-consuming and expensive and can lead to unexpected losses, which expenses and losses are often subject to indemnification by the Fund. Legal proceedings could continue without resolution for long periods of time and their outcomes, which could materially and adversely affect the value of the Fund or the ability of the Adviser or the Sub-Adviser to manage the Fund, are often impossible to anticipate. The Adviser or the Sub-Adviser would likely be required to expend significant resources responding to any litigation or regulatory action related to it, and these actions could be a distraction to the activities of the Adviser or the Sub-Adviser, as applicable.
The Fund’s investment activities are subject to the normal risks of becoming involved in litigation by third parties. The expense of defending against claims by third parties and paying any amounts pursuant to settlements or judgments would, absent willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved by the Adviser, Sub-Adviser, administrator, or any of the Fund’s officers, be borne by the Fund and would reduce the Fund’s net assets. The Adviser, the Sub-Adviser and others are indemnified by the Fund in connection with such litigation, subject to certain conditions.
Risks Relating to Fund’s RIC Status.   Although the Fund has elected to be treated as a RIC under Subchapter M of the Code, no assurance can be given that the Fund will be able to qualify for and maintain RIC status. If the Fund qualifies as a RIC under the Code, the Fund generally will not be subject to corporate-level federal income taxes on its income and capital gains that are timely distributed (or deemed distributed) as dividends for U.S. federal income tax purposes to its Shareholders. To qualify as a RIC under the Code and to be relieved of federal taxes on income and gains distributed as dividends for U.S. federal income tax purposes to the Fund’s Shareholders, the Fund must, among other things, meet certain source-of-income, asset diversification and distribution requirements. The distribution requirement for a RIC is satisfied if the Fund distributes dividends each tax year for U.S. federal income tax purposes of an amount generally at least equal to 90% of the sum of its net ordinary income and net short-term capital gains in excess of net long-term capital losses, if any, to the Fund’s Shareholders.
RIC-Related Risks of Investments Generating Non-Cash Taxable Income.   Certain of the Fund’s investments will require the Fund to recognize taxable income in a tax year in excess of the cash generated on those investments during that year. In particular, the Fund expects to invest in loans and other debt instruments that will be treated as having “market discount” and/or original issue discount (“OID”) for U.S. federal income tax purposes. Because the Fund may be required to recognize income in respect of these investments before, or without receiving, cash representing such income, the Fund may have difficulty satisfying the annual distribution requirements applicable to RICs and avoiding Fund-level U.S. federal income and/or excise taxes. Accordingly, the Fund may be required to sell assets, including at potentially disadvantageous times or prices, raise additional debt or equity capital, make taxable distributions of Shares or debt securities, or reduce new investments, to obtain the cash needed to make these income distributions. If the Fund liquidates assets to raise cash, the Fund may realize additional gain or loss on such liquidations. In the event the Fund realizes additional net capital gains from such liquidation transactions, Shareholders, may receive larger capital gain distributions than it or they would in the absence of such transactions.
Instruments that are treated as having OID for U.S. federal income tax purposes may have unreliable valuations because their continuing accruals require judgments about the collectability of the deferred payments and the value of any collateral. Loans that are treated as having OID generally represent a significantly higher credit risk than coupon loans. Accruals on such instruments may create uncertainty about the source of Fund distributions to Shareholders. OID creates the risk of non-refundable cash payments to the Advisers based on accruals that may never be realized. In addition, the deferral of payment-in-kind (“PIK”) interest also reduces a loan’s loan-to-value ratio at a compounding rate.
Uncertain Tax Treatment.   The Fund may invest a portion of its net assets in below investment grade instruments. Investments in these types of instruments may present special tax issues for the Fund. U.S. federal income tax rules are not entirely clear about issues such as when the Fund may cease to accrue interest, OID or market discount, when and to what extent deductions may be taken for bad debts or worthless

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instruments, how payments received on obligations in default should be allocated between principal and income and whether exchanges of debt obligations in a bankruptcy or workout context are taxable. These and other issues will be addressed by the Fund to the extent necessary in connection with the Fund’s intention to distribute sufficient income each tax year to minimize the risk that it becomes subject to U.S. federal income or excise tax.

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MANAGEMENT OF THE FUND
Trustees
Pursuant to the Declaration of Trust and bylaws, the Fund’s business and affairs are managed under the direction of the Board, which has overall responsibility for monitoring and overseeing the Fund’s management and operations. The Board consists of nine members, five of whom are considered Independent Trustees. The Trustees are subject to removal or replacement in accordance with Delaware law and the Declaration of Trust. The Trustees serving on the Board, except for Jeffrey B. Perlowitz and Elaine Orr, were elected by the organizational Shareholder of the Fund. Jeffrey B. Perlowitz and Elaine Orr were appointed to the Board by the Trustees. The Statement of Additional Information provides additional information about the Trustees.
CAM serves as the Fund’s investment adviser pursuant to the terms of the Investment Advisory Agreement and subject to the authority of, and any policies established by, the Board. Ares Capital serves as the Fund’s investment sub-adviser pursuant to the terms of the Investment Sub-Advisory Agreement. Pursuant to the Investment Advisory Agreement and Investment Sub-Advisory Agreement, the Advisers manage the Fund’s investment portfolio, direct purchases and sales of portfolio securities and report thereon to the Fund’s officers and Trustees regularly.
The Board, including a majority of the Independent Trustees, oversees and monitors the Fund’s investment performance. After an initial two-year term, the Board will review on an annual basis the Investment Advisory Agreement and the Investment Sub-Advisory Agreement to determine, among other things, whether the fees payable under such agreements are reasonable in light of the services provided.
Investment Personnel
The Fund is primarily the responsibility of three portfolio managers, Mitch Goldstein, Greg Margolies and Michael Smith. The Fund is also supported by thirteen additional members of the Sub-Adviser’s Allocation Committee.
Below is biographical information relating to Mitch Goldstein, Greg Margolies and Michael Smith and the members of the Sub-Adviser’s Allocation Committee:
Mitch Goldstein
Mitch Goldstein is a Partner and Co-Head of the Ares Credit Group. Mitch Goldstein serves on the Ares Executive Management Committee. Additionally, Mitch Goldstein serves as Co-President of ARCC, interested trustee and Co-Chief Executive Officer of Ares Strategic Income Fund (“ASIF”), and Vice President and interested trustee of the Fund. Mitch Goldstein is a member of the Ares Credit Group’s U.S. Direct Lending, Commercial Finance, Pathfinder and the Ivy Hill Asset Management Investment Committees, the Ares Infrastructure Debt Investment Committee, and the Ares SSG Direct Lending (Australia) Investment Committee. Prior to joining Ares Management in May 2005, Mitch Goldstein worked at Credit Suisse First Boston (“CSFB”), where Mitch Goldstein was a Managing Director in the Financial Sponsors Group. At CSFB, Mitch Goldstein was responsible for providing investment banking services to private equity funds and hedge funds with a focus on M&A and restructurings as well as capital raisings, including high yield, bank debt, mezzanine debt, and initial public offerings. Mitch Goldstein joined CSFB in 2000 at the completion of the merger with Donaldson, Lufkin & Jenrette. From 1998 to 2000, Mitch Goldstein was at Indosuez Capital, where Mitch Goldstein was a member of the Investment Committee and a Principal, responsible for originating, structuring and executing leveraged transactions across a broad range of products and asset classes. From 1993 to 1998, Mitch Goldstein worked at Bankers Trust. Mitch Goldstein also serves on the Board of Managers of Ivy Hill Asset Management GP, LLC. Mitch Goldstein graduated summa cum laude from the State University of New York at Binghamton with a B.S. in Accounting and received an M.B.A. from Columbia University’s Graduate School of Business.
Greg Margolies
Greg Margolies is a Partner in the Ares Credit Group. Greg Margolies serves as a member of the Ares Credit Group’s Alternative Credit Investment Committee, the Ares Private Equity Group’s Special Opportunities Investment Committee and is on the Board of Directors of the Ares Charitable Foundation.

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Prior to joining Ares in 2009, Greg Margolies served as a Managing Director and Global Head of Leveraged Finance and Capital Commitments at Merrill Lynch & Co. and was a member of the Executive Committee for Merrill Lynch’s Global Investment Banking Group. Previously, Greg Margolies was Co-Head of the DB Capital Mezzanine Fund. Greg Margolies serves on the Board of Directors for the International Organization for Women and Development and the Advisory Council for University of Michigan’s Life Science Institute. Greg Margolies holds a B.A. from the University of Michigan in International Economics and Finance and an M.B.A. from the University of Pennsylvania Wharton School of Business.
Michael Smith
Michael Smith is a Partner and Co-Head of the Ares Credit Group. Additionally, Michael Smith serves as an interested trustee and Co-Chief Executive Officer of ASIF. He also serves as a director of ARCC and Vice President of the Fund. Michael Smith previously served as Co-President of ARCC from July 2014 to October 2022. He serves on the Ares Executive Management Committee. From time to time, he may serve as an officer, director or principal of entities affiliated with Ares Management or of investment funds managed by Ares Management and its affiliates. Michael Smith is a member of Ares Credit Group’s U.S. Direct Lending and Commercial Finance Investment Committees, the Ares Private Equity Group’s Special Opportunities Investment Committee and the Infrastructure and Power Group Funds Investment Committee. Prior to joining Ares in 2004, Michael Smith was a Partner at RBC Capital Partners, a division of Royal Bank of Canada, which led the firm’s middle market financing and principal investment business. Previously, Michael Smith worked at Indosuez Capital in their Merchant Banking Group, Kenter, Glastris & Company, and at Salomon Brothers Inc., in their Debt Capital Markets Group and Financial Institutions Group. Michael Smith serves on the Board of Directors of the University of Notre Dame’s Wilson Sheehan Lab for Economic Opportunity (LEO), which helps service providers apply scientific evaluation methods to better understand and share effective poverty interventions. Michael Smith received a B.S. in Business Administration from the University of Notre Dame and a Masters in Management from Northwestern University’s Kellogg Graduate School of Management.
Kevin Alexander
Mr. Alexander is a Partner in the Ares Credit Group, where he focuses on alternative credit investments. Additionally, he serves as a member of the Ares Credit Group’s Alternative Credit, Pathfinder and Pathfinder Core Investment Committees, the Ares Secondaries Group’s Credit Investment Committee and the Ares Insurance Solutions Investment Committee. Prior to joining Ares in 2019, Mr. Alexander was Deputy CEO and Head of Global Market, Americas at Natixis CIB. Previously, he worked at Deutsche Bank within the Interest Rate Derivatives Group. Mr. Alexander began his career as an Economic Analyst at the New York Federal Reserve Bank. He holds a B.S. from Washington and Lee University in Business Administration and Accounting and an M.A. from Fordham University in Economics.
Keith Ashton
Keith Ashton is a Partner, Portfolio Manager and Co-Head of Alternative Credit in the Ares Credit Group. Keith Ashton serves as a Vice President and Portfolio Manager for Ares Dynamic Credit Allocation Fund, Inc. (“ARDC”). Keith Ashton serves as a member of the Ares Credit Group’s Alternative Credit Pathfinder and Pathfinder Core Investment Committees. Additionally, Keith Ashton serves on the Ares Diversity, Equity and Inclusion Council. Prior to joining Ares in 2011, Keith Ashton was a Partner at Indicus Advisors LLP, where Keith Ashton focused on launching the global structured credit business in May 2007. Previously, Keith Ashton was a Portfolio Manager and Head of Structured Credit at TIAA-CREF, where Keith Ashton focused on managing a portfolio of structured credit investments and helped launch TIAA’s institutional asset management business. Keith Ashton’s experience as an investor in alternative fixed income products spans virtually all securitized asset classes, including CLOs, consumer and commercial receivables, insurance and legal settlements, small business and trade receivables, whole business securitizations, timeshare and other mortgage-related receivables, and esoteric asset classes such as catastrophe risk and intellectual property. Keith Ashton holds a B.A. from Brigham Young University in Economics and an M.B.A. from the University of Rochester William E. Simon School of Business in Finance and Accounting.
Kipp deVeer
Kipp deVeer is a Director and Partner of Ares Management Corporation and Head of the Ares Credit Group. Kipp deVeer is a member of the Ares Executive Management Committee and the Ares Diversity,

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Equity and Inclusion Council. Kipp deVeer also serves as a Director and Chief Executive Officer of ARCC and an interested trustee and Chairman of the Board of Trustees of ASIF. Kipp deVeer is a member of the Ares Credit Group’s U.S. Direct Lending, European Direct Lending and Pathfinder Investment Committees. Prior to joining Ares in 2004, Kipp deVeer was a partner at RBC Capital Partners, a division of Royal Bank of Canada, which led the firm’s middle market financing and principal investment business. Kipp deVeer joined RBC in October 2001 from Indosuez Capital, where Kip deVeer was Vice President in the Merchant Banking Group. Previously, Kipp deVeer worked at J.P. Morgan and Co., both in the Special Investment Group of J.P. Morgan Investment Management, Inc. and the Investment Banking Division of J.P. Morgan Securities Inc. Kipp deVeer received a B.A. from Yale University and an M.B.A. from Stanford University’s Graduate School of Business.
Mark Gatto
Mark Gatto is Co-Founder, Co-Chief Executive Officer and Co-President of CION and CIC. Mark Gatto is also a Director of CAM. Mark Gatto serves on the investment committee of CIC and the investment allocation committee of the Fund. Mark Gatto joined CION in 1999. Mark Gatto served as Executive Vice President and Chief Acquisitions Officer from May 2007 through January 2008. Mark Gatto served as Executive Vice President of Business Development from May 2006 through May 2007 and Vice President of Marketing from August 2005 through February 2006. Mark Gatto was also Associate General Counsel from November 1999 until October 2000. Previously, Mark Gatto was an executive for a leading international product development and marketing company from 2000 through 2003. Later, Mark Gatto co-founded a specialty business-consulting firm in New York City where Mark Gatto served as its managing partner before re-joining CION in 2005. Mark Gatto was also an attorney in private practice prior to joining the firm. Mark Gatto received an M.B.A from the W. Paul Stillman School of Business at Seton Hall University, a J.D. from Seton Hall University School of Law, and a B.S. from Montclair State University.
Blair Jacobson
Blair Jacobson is a Partner and Co-Head of European Credit in the Ares Credit Group and serves on the Ares Executive Management Committee and the Ares Diversity, Equity and Inclusion Council. Blair Jacobson also serves on the boards of Ares Management Limited and Ares Management UK Limited. Additionally, Blair Jacobson serves on the Ares Credit Group’s European Direct Lending and European Liquid Credit Investment Committees, the Ares Secondaries Group’s Credit Investment Committee and the Ares Sports, Media and Entertainment Investment Committee. Prior to joining Ares in 2012, Blair Jacobson was a Partner at The StepStone Group, where Blair Jacobson focused on building and running European operations, including oversight of private debt and equity investments. Previously, Blair Jacobson was a Partner at Citigroup Private Equity and Mezzanine Partners in London and New York. In addition, Blair Jacobson has held a variety of roles in investment banking and mergers and acquisitions in a broad range of industries, including at Lehman Brothers. Blair Jacobson holds a B.A., magna cum laude, from Williams College in Political Economy and an M.B.A., with honors, from the University of Chicago Booth School of Business in Finance.
Samantha Milner
Ms. Milner is a Partner and U.S. Liquid Credit Portfolio Manager in the Ares Credit Group, where she is primarily responsible for managing Ares’ U.S. bank loan credit strategies. Ms. Milner serves as a Vice President and one of four Portfolio Managers for ARDC. Ms. Milner serves as a member of the Ares Credit Group’s U.S. Liquid Credit Investment Committee. Additionally, Ms. Milner serves on the Ares Diversity, Equity and Inclusion Council. Prior to joining Ares in 2004, Ms. Milner was an Associate in the Financial Restructuring Group at Houlihan Lokey Howard & Zukin, where she focused on providing advisory services in connection with restructurings, distressed mergers and acquisitions and private placements. Ms. Milner serves on the Board of Directors of STEAM:CODERS, a not-for-profit organization focused on underrepresented and underserved students through Science, Technology, Engineering, Art, and Math (STEAM), in preparation for academic and career opportunities. Ms. Milner holds a B.B.A., with distinction, from Emory University’s Goizueta Business School in Finance and Accounting.
Michael A. Reisner
Michael A. Reisner is Co-Founder, Co-Chief Executive Officer and Co-President of CION as well as Co-Chief Executive Officer of CIC. In addition, Michael A. Reisner is a Director of CAM. Michael A. Reisner

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serves on the Investment Committee of CIC as well as the Investment Allocation committee of the Fund. Before co-founding CION in 2012, Michael A. Reisner held positions of increasing responsibility at its predecessor company, including serving as co-Chief Executive Officer from 2008 to 2012, Chief Financial Officer from 2007 to 2008, Executive Vice President — Originations from February 2006 through 2007 and Senior Vice President and General Counsel from 2004 through 2006. Earlier in Michael A. Reisner’s career, Michael A. Reisner was an attorney in private practice in New York from 1996 to 2001. Michael A. Reisner serves on the Boards of both CIC and the Fund and served on the Board of the Institute for Portfolio Alternatives (IPA) from 2018 to 2021. Michael A. Reisner received a J.D., cum laude, from New York Law School and a B.A. from the University of Vermont.
Aaron Rosen
Mr. Rosen is a Partner, Co-Head of Opportunistic Credit and Co-Portfolio Manager of Special Opportunities in the Ares Credit Group, where he focuses on investing across various Ares fund platforms in the public and private markets. Mr. Rosen serves as a member of the Ares Credit Group’s Opportunistic Credit Investment Committee and the Ares Private Equity Group’s Corporate Opportunities Investment Committee. Prior to joining Ares in 2018, Mr. Rosen was a Partner and Director of Research at Archview Investment Group, where he focused on credit and equity investments in the U.S. and internationally. Prior to Archview, Mr. Rosen was a Vice President at Citigroup, where he was a founding member of the Citibank Global Special Situations Group focused on U.S. credit and value equity investment strategies. In addition, Mr. Rosen was a member of Citigroup’s Asset-Based Finance group, where he focused on structuring senior secured debt financings for non-investment grade corporate borrowers. He currently serves as Chairman of the board of Savers Value Village, Inc. and serves on the boards for the parent entities of Virgin Voyages Intermediate Limited, Consolidated Precision Products Corp., Hornbeck Offshore Services, Inc., TriMark USA, LLC and WHP Global. Mr. Rosen holds a B.S., summa cum laude, from New York University’s Stern School of Business in Finance and Information Systems, where he received the Valedictorian Award.
David A. Sachs
David A. Sachs is a Partner in the Ares Strategy and Relationship Management Group, and focuses on the Ares Credit Group’s publicly traded funds, strategic growth opportunities for Ares and facilitating the sharing of credit knowledge across the Ares platform. David A. Sachs serves as a Director and Chairman of the Board of ARDC and is an interested trustee of the Fund. David A. Sachs also serves as an interested trustee of Ares Private Markets Fund. Additionally, David A. Sachs serves as a member of the Ares Credit Group’s Alternative Credit Investment Committee, the Ares Private Equity Group’s Energy Opportunities, Extended Value, and Asia Investment Committees, the Ares Real Estate Global and Real Estate Debt Investment Committees, and the Ares Equity Income Opportunity Strategy Portfolio Review Committee. Prior to joining Ares in 1997, David A. Sachs was a Principal of Onyx Partners, Inc., where David A. Sachs focused on merchant banking and related capital raising activities in the private equity and mezzanine debt markets. Previously, David A. Sachs also worked with Taylor & Co., an investment manager providing investment advisory and consulting services to members of the Bass Family of Fort Worth, Texas, and Columbia Savings and Loan Association as Executive Vice President, where David A. Sachs was responsible for asset-liability management and running the investment management department. David A. Sachs serves as the Non-Executive Chairman of Terex Corporation and is on the Board of Trustees and the McCormick Advisory Council at Northwestern University. David A. Sachs holds a B.S. from Northwestern University in Industrial Engineering and Management Science.
Michael Schechter
Mr. Schechter is a Partner and Head of Credit Trading in the Ares Credit Group, where he oversees trading of all bank loans, high yield and related credit instruments in the U.S. and Europe. Mr. Schechter serves as a member of the Ares Credit Group’s U.S. Liquid Credit Investment Committee. Prior to joining Ares in 2019, Mr. Schechter was a Managing Director in leveraged loan trading at Morgan Stanley, where he focused on performing and stressed bank debt. Previously, Mr. Schechter was a Managing Director and Co-Head of Loan Trading at Citi, where he focused on performing and stressed bank debt and high yield bond trading. Additionally, Mr. Schechter was an Associate in Citi’s Leveraged Finance Group. Mr. Schechter holds a B.S, with honors, from Lehigh University in Business and Economics with a concentration in Finance.

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Kort Schnabel
Kort Schnabel is a Partner in the Ares Credit Group and serves as Co-Head for U.S. Direct Lending, serving on the U.S. Direct Lending Investment Committee. Additionally, Kort Schnabel serves as Co-President of ARCC. Kort Schnabel also serves on the Ares Sports, Media and Entertainment Investment Committee and acts as a co-lead for the strategy. Prior to joining Ares in 2001, Kort Schnabel was in the Corporate Development Group at Walker Digital Corporation, a business and technology research and development firm, where Kort Schnabel was responsible for corporate finance, merger and acquisition and strategic planning activities. Previously, Kort Schnabel was in the Corporate Finance Group at Morgan Stanley, where Kort Schnabel performed financial analyses for mergers and acquisitions, leveraged buyouts and equity/debt offerings. Kort Schnabel holds a B.A., cum laude, from the University of Pennsylvania in Economics.
Bryan Donohoe
Bryan Donohoe is a Partner and Co-Head of Ares U.S. Real Estate. Bryan Donohoe is also the Chief Executive Officer of Ares Commercial Real Estate Corporation. Additionally, Bryan Donohoe serves on the Ares Real Estate Global Investment Committee and the Ares Real Estate Debt Investment Committee. Prior to joining Ares in 2019, Bryan Donohoe was a Managing Director for Commercial Real Estate Debt in AllianceBernstein’s Real Estate Investment Group. Previously, Bryan Donohoe was a Senior Professional at Ranieri Real Estate Partners. In addition, Bryan Donohoe spent 10 years at Deutsche Bank, where Bryan Donohoe focused on originating, structuring and closing of first mortgage loans, B notes and mezzanine debt. Bryan Donohoe holds a B.A. from Middlebury College in Political Science.
Boris Okuliar
Boris Okuliar is a Partner, Portfolio Manager and Co-Head of Global Liquid Credit in the Ares Credit Group. Boris Okuliar serves as a member of the Ares Credit Group’s European Liquid Credit and European Direct Lending Investment Committees. Prior to joining Ares in 2016, Boris Okuliar was a Managing Director and Head of Capital Markets for Global Market Strategies at The Carlyle Group, where Boris Okuliar focused on sourcing credit investment opportunities from banks and sponsors, syndicating excess risk, and developing new business opportunities. Previously, Boris Okuliar was Head of Leveraged Capital Markets for UBS, where Boris Okuliar focused on the structuring and market execution of leveraged loans, bridge financing and high yield bond placements. In addition, Boris Okuliar was Head of High Yield Capital Markets and Syndicate at Barclays Capital in London. Boris Okuliar has also worked for Banc of America Securities in Syndicated Finance and High Yield Capital Markets in the U.S. and London. Boris Okuliar holds a B.S.B.A. from Georgetown University with a double major in Finance and International Business, and is a graduate of the Advanced Management Program at Harvard Business School.
Control Persons
A control person generally is a person who beneficially owns more than 25% of the voting securities of a company or has the power to exercise control over the management or policies of such company. To the knowledge of the Fund, as of March 31, 2024, no persons were deemed to control the Fund.
Administrative Services
Pursuant to the CAM Administration Agreement, CAM furnishes the Fund with office equipment and clerical, bookkeeping and record keeping services at the Fund’s office facilities. Under the CAM Administration Agreement, the Fund is obligated to reimburse CAM, at cost, based upon the Fund’s allocable portion of CAM’s overhead and other expenses (including travel expenses) incurred by CAM in performing its obligations under the CAM Administration Agreement, including the Fund’s allocable portion of the compensation of certain of its officers (including but not limited to the chief compliance officer, chief financial officer, chief accounting officer, general counsel, treasurer and assistant treasurer) and their respective staffs. The CAM Administration Agreement may be terminated by either party without penalty upon 60 days’ written notice to the other party. The total expenses incurred under the CAM Administration Agreement for the fiscal year ended December 31, 2023 were approximately $1.9 million.
Pursuant to the ALPS Administration Agreement, ALPS Fund Services performs, or administers the performance of, certain of the Fund’s required administrative services, which include, among other things,

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providing administrative assistance in accounting, legal, compliance, and operations, preparing the financial records that the Fund is required to maintain and preparing reports to the Fund’s Shareholders and reports filed with the SEC. In addition, ALPS Fund Services coordinates the preparation and filing of the Fund’s tax returns and generally coordinates the payment of the Fund’s expenses and the performance of administrative and professional services rendered to the Fund by others. The total expenses incurred under the ALPS Administration Agreement for the fiscal year ended December 31, 2023 were approximately $3.1 million.
Distribution Fee
Class U Shares will pay to the Distributor a Distribution Fee that will accrue at an annual rate equal to 0.75% of the Fund’s average daily net assets attributable to Class U Shares and is payable on a quarterly basis. See “Plan of Distribution.”
Indemnification
The Investment Advisory Agreement and Investment Sub-Advisory Agreement provide that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, the Advisers, their members and their respective officers, managers, partners, agents, employees, controlling persons, members and any other person or entity affiliated with any of them are entitled to indemnification from the Fund for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising out of or otherwise based upon the performance of any of the Advisers’ duties or obligations under the Investment Advisory Agreement and Investment Sub-Advisory Agreement or otherwise as an investment adviser or investment sub-adviser of the Fund.
Custodians, Distribution Paying Agent, Transfer Agent and Registrar
State Street Bank and Trust Company, which has its principal office at One Lincoln Street, Boston, MA, 02111, serves as custodian for the Fund.
SS&C GIDS, Inc., which has its principal office at 333 W 11th Street, 5th Floor, Kansas City, MO 64105, serves as the Fund’s distribution paying agent, transfer agent and registrar.

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FUND EXPENSES
The Advisers bear all of their own costs incurred in providing investment advisory and sub-advisory services to the Fund. As described below, however, the Fund bears all other expenses incurred in the business and operation of the Fund, including amounts that the Fund reimburses to CAM and ALPS Fund Services for certain administrative services that CAM and ALPS Fund Services provide or arrange to be provided to the Fund.
Expenses borne directly by the Fund include:
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corporate, organizational and offering costs relating to offerings of Shares and Preferred Shares;

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the cost of calculating the NAV of Shares, including the cost of any third-party pricing or valuation services;

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the cost of effecting sales and repurchases of Shares and other securities;

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the Management Fee and Incentive Fee;

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investment related expenses (e.g., expenses that, in the Advisers’ discretion, are related to the investment of the Fund’s assets, whether or not such investments are consummated), including, as applicable, brokerage commissions, borrowing charges on securities sold short, clearing and settlement charges, recordkeeping, interest expense, dividends on securities sold but not yet purchased, margin fees, investment related travel and lodging expenses and research-related expenses;

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professional fees relating to investments, including expenses of consultants, investment bankers, attorneys, accountants and other experts;

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fees and expenses relating to software tools, programs or other technology (including risk management software, fees to risk management services providers, third-party software licensing, implementation, data management and recovery services and custom development costs);

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research and market data (including news and quotation equipment and services, and any computer hardware and connectivity hardware (e.g., telephone and fiber optic lines) incorporated into the cost of obtaining such research and market data);

•
all costs and charges for equipment or services used in communicating information regarding the Fund’s transactions among the Advisers and any custodian or other agent engaged by the Fund;

•
transfer agent and custodial fees;

•
Distributor costs;

•
fees and expenses associated with marketing efforts;

•
federal and any state registration or notification fees;

•
federal, state and local taxes;

•
fees and expenses of Trustees not also serving in an executive officer capacity for the Fund or the Advisers;

•
the costs of preparing, printing and mailing reports and other communications, including tender offer correspondence or similar materials, to Shareholders;

•
fidelity bond, Trustees and officers errors and omissions liability insurance and other insurance premiums;

•
direct costs such as printing, mailing, long distance telephone and staff;

•
overhead costs, including rent, office supplies, utilities and capital equipment;

•
legal expenses (including those expenses associated with preparing the Fund’s public filings, attending and preparing for Board meetings, as applicable, and generally serving as counsel to the Fund);

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•
external accounting expenses (including fees and disbursements and expenses related to the annual audit of the Fund and the preparation of the Fund’s tax information);

•
any costs and expenses associated with or related to due diligence performed with respect to the Fund’s offering of its shares, including but not limited to, costs associated with or related to due diligence activities performed by, on behalf of, or for the benefit of broker-dealers, registered investment advisers, and third-party due diligence providers;

•
costs associated with reporting and compliance obligations under the 1940 Act and applicable federal and state securities laws, including compliance with The Sarbanes-Oxley Act of 2002;

•
all other expenses incurred by the Fund, CAM and ALPS Fund Services in connection with administering the Fund’s business, including expenses incurred by CAM and ALPS Fund Services in performing administrative services for the Fund and administrative personnel paid by CAM and ALPS Fund Services, to the extent they are not controlling persons of CAM and ALPS Fund Services or any of their respective affiliates, subject to the limitations included in the Administration Agreements; and

•
any expenses incurred outside of the ordinary course of business, including, without limitation, costs incurred in connection with any claim, litigation, arbitration, mediation, government investigation or similar proceeding and indemnification expenses as provided for in the Fund’s organizational documents.

Further, Class U Shares are subject to a 0.75% Distribution Fee.
If persons associated with the Advisers or any of their affiliates, including persons who are officers of the Fund, provide accounting, legal, clerical or administrative services to the Fund at the request of the Fund, the Fund will reimburse the Advisers and their affiliates for their costs in providing such accounting, legal, clerical or administrative services to the Fund (which costs may include an allocation of overhead including rent and the allocable portion of the salaries and benefits of the relevant persons and their respective staffs, including travel expenses), using a methodology for determining costs approved by the Board. The Fund is not restricted from hiring its own employees or contracting for services to be performed by third parties.
Except as otherwise described in this prospectus, the Advisers and ALPS Fund Services will be reimbursed by the Fund, as applicable, for any of the above expenses that they pay on behalf of the Fund, including administrative expenses they incur on the Fund’s behalf.
Expense Support and Conditional Reimbursement Agreement
The Adviser and the Fund have entered into the Expense Support and Conditional Reimbursement Agreement under which the Adviser may voluntarily determine to provide an Expense Payment to the Fund to the extent that it deems appropriate in order to ensure that the Fund bears an appropriate level of expenses. The Expense Support and Conditional Reimbursement Agreement will remain in effect at least until July 31, 2024, unless and until the Board approves its modification or termination. The Expense Support and Conditional Reimbursement Agreement may be renewed for additional one-year terms by the mutual agreement of the Adviser and the Fund. Prior to July 31, 2019, the Adviser had agreed contractually to reimburse the Fund’s initial organizational and offering costs, as well as the Fund’s operating expenses, to the extent that aggregate distributions made to the Fund’s shareholders during the applicable quarter exceeded the sum of (i) the Fund’s net investment Fund taxable income (including net short-term capital gains reduced by net long-term capital losses); (ii) the Fund’s net capital gains (including the excess of net long-term capital gains over net short-term capital losses); and (iii) dividends and other distributions paid to or otherwise earned by the Fund on account of investments in portfolio companies (to the extent such amounts listed in clause (iii) are not included under clauses (i) and (ii) above).
An Adviser Reimbursement will be made only if and to the extent that (i) it is payable not more than three years from the last business day of the calendar quarter in which the applicable Expense Payment was made by the Adviser; (ii) the Adviser Reimbursement does not cause Other Fund Operating Expenses (as defined herein) (on an annualized basis and net of any reimbursements received by the Fund during such fiscal year) during the applicable quarter to exceed the percentage of the Fund’s average net assets attributable to

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Class A and Class C Shares, respectively, represented by Other Fund Operating Expenses (on an annualized basis) during the quarter in which the applicable Expense Payment from the Adviser was made; and (iii) the distributions per share declared by the Fund for the applicable class at the time of the applicable Expense Payment are less than the effective rate of distributions per share for such class at the time the Adviser Reimbursement would be paid.
Other Fund Operating Expenses is defined as the Fund’s total Operating Expenses (as defined below), excluding the Management and Incentive fees, offering expenses, financing fees and costs, interest expense and extraordinary expenses. “Operating Expenses” means all operating costs and expenses incurred by the Fund, as determined in accordance with generally accepted accounting principles for investment companies.
Offering Costs
All offering costs of the Fund paid by the Adviser are subject to reimbursement pursuant to the Expense Support and Conditional Reimbursement Agreement.

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MANAGEMENT AND INCENTIVE FEES
Pursuant to the Investment Advisory Agreement, and in consideration of the advisory services provided by the Adviser to the Fund, the Adviser is entitled to a fee consisting of two components — the Management Fee and the Incentive Fee. Pursuant to the Investment Sub-Advisory Agreement, the Adviser pays the Sub-Adviser 40% of the Management Fee and Incentive Fee actually received and retained by the Adviser and not otherwise used to support expenses.
Management Fee
The Management Fee is calculated and payable monthly in arrears at the annual rate of 1.25% of the average daily value of the Fund’s Managed Assets. “Managed Assets” means the total assets of the Fund (including any assets attributable to any preferred shares that may be issued or to indebtedness) minus the Fund’s liabilities other than liabilities relating to indebtedness. The Management Fees incurred during the fiscal year ended December 31, 2023 was approximately $49.1 million.
Incentive Fee
The Incentive Fee is calculated and payable quarterly in arrears based upon “pre-incentive fee net investment income” attributable to each class of the Fund’s Shares for the immediately preceding fiscal quarter, and is subject to a hurdle rate, expressed as a rate of return based on each class’s average daily net asset value (calculated in accordance with GAAP), equal to 1.50% per quarter (or an annualized hurdle rate of 6.00%), subject to a “catch-up” feature. For this purpose, “pre-incentive fee net investment income” means interest income, dividend income and any other income accrued during the fiscal quarter, minus each class’s operating expenses for the quarter and the distribution and/or shareholder servicing fees (if any) applicable to each class accrued during the fiscal quarter. For such purposes, the Fund’s operating expenses will include the Management Fee, expenses reimbursed to CAM under the CAM Administration Agreement, by and between the Fund and CAM, and any interest expense and distributions paid on any issued and outstanding Preferred Shares, but will exclude the Incentive Fee.
Thus, the calculation of the Incentive Fee for each fiscal quarter is as follows:
•
No Incentive Fee is payable in any fiscal quarter in which the applicable pre-incentive fee net investment income attributable to the applicable share class does not exceed the quarterly hurdle rate of 1.50% of such class’s average daily net assets (calculated in accordance with GAAP), or 6.00% annualized;

•
100% of the pre-incentive fee net investment income attributable to the applicable share class, if any, that exceeds the hurdle rate but is less than or equal to 1.765% of such class’s average daily net asset value (calculated in accordance with GAAP) in any fiscal quarter (7.06% annualized) is payable to the Adviser; and

•
15% of the pre-incentive fee net investment income attributable to the applicable share class, if any, that exceeds 1.765% of such class’s average daily net assets (calculated in accordance with GAAP) in any fiscal quarter (7.06% annualized) is payable to the Adviser (i.e. once the hurdle rate is reached and the catch-up is achieved).

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The following is a graphical representation of the calculation of the Incentive Fee:
Quarterly Incentive Fee
Class’s pre-incentive fee net investment income
(expressed as a percentage of the Class’s average daily net asset value)
Percentage of each Class’s pre-incentive fee net investment income allocated to the Incentive Fee.
These calculations will be appropriately prorated for any period of less than three months. During the fiscal year ended December 31, 2023, all Share classes of the Fund incurred a total of approximately $48.0 million in incentive fees.
Approval of the Investment Advisory Agreement and Sub-Advisory Agreement
Approval of the Investment Advisory Agreement was made in accordance with, and on the basis of an evaluation satisfactory to the Board, as required by Section 15(c) of the 1940 Act and the applicable rules and regulations thereunder, including consideration of, among other factors, (i) the nature, quality and extent of the services provided by CAM under the Investment Advisory Agreement; (ii) the investment performance of the Fund, CAM; (iii) comparative information with respect to advisory fees and other expenses paid by other comparable investment companies; and (iv) information about the services performed by CAM and the personnel of CAM providing such services under the Investment Advisory Agreement.
Approval of the Investment Sub-Advisory Agreement was made in accordance with, and on the basis of an evaluation satisfactory to the Board, as required by Section 15(c) of the 1940 Act and the applicable rules and regulations thereunder, including consideration of, among other factors, (i) the nature, quality and extent of the services provided by Ares Capital under the Investment Sub-Advisory Agreement; (ii) the investment performance of the Fund, Ares Capital; (iii) comparative information with respect to advisory fees and other expenses paid by other comparable investment companies; and (iv) information about the services performed by Ares Capital and the personnel of Ares Capital providing such services under the Investment Sub-Advisory Agreement.
A discussion of the basis for the Board’s renewal of the Investment Advisory Agreement and Investment Sub-Advisory Agreement can be found in the Fund’s Semi-Annual Report dated June 30, 2023.

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DETERMINATION OF NET ASSET VALUE
The Board has designated the Adviser as the Fund’s valuation designee for purposes of Rule 2a-5 under the 1940 Act. NAV per Share will be determined daily by the Adviser on each day the NYSE is open for trading or at such other times as the Board may determine. NAV per Share is determined, on a class-specific basis, by dividing the total value of the Fund’s net assets attributable to the applicable class by the total number of Shares of such class outstanding. The Fund’s net assets are determined by subtracting any liabilities (including borrowings for investment purposes) from the total value of its portfolio investments and other assets. Each Class A Share will be offered at NAV plus the applicable sales load, while each Class C Share will be offered at NAV. The Fund’s net assets are available to holders of Preferred Shares (if any) and Shares. If any Preferred Shares are outstanding, net assets available for the Shareholders is determined by deducting from net assets the liquidation preference and any accrued dividends on the Preferred Shares.
Bank loans, including syndicated loans, are valued by using readily available market quotations or another commercially reasonable method selected by an independent, third party pricing service that has been approved by the Adviser, or, if such independent, third-party valuations are not available, by using broker quotations.
Corporate Bonds and CLOs, and certain other domestic debt securities, are valued at the last reported bid prices supplied by an independent, third party pricing service that has been approved by the Adviser. If the last reported bid price is not readily available or is otherwise deemed to be unreliable by the Adviser, then such securities are valued at fair value pursuant to procedures approved by the Board.
If they are traded on the valuation date, equity securities that are listed or traded on a national exchange will be valued at the last quoted sale price. Likewise, equity securities that are traded on NASDAQ will be valued at the NASDAQ official closing price if the securities are traded on the valuation date. If securities are listed on more than one exchange, and if the securities are traded on the valuation date, they will be valued at the last quoted sale price on the exchange on which the security is principally traded. If there is no sale of the security on the valuation date, the Adviser will value the securities at the last reported sale price, unless the Adviser believes such price no longer represents the fair market value and elects to value the security at fair value pursuant to procedures approved by the Board. If the validity of such quoted prices appears to be questionable or if such quoted prices are not readily available, then the securities will be valued at fair value pursuant to procedures approved by the Board. Market quotations may be deemed not to represent fair value in certain circumstances where the Adviser reasonably believes that facts and circumstances applicable to an issuer, seller or purchaser or to the market for a particular security cause current market quotations not to reflect the fair value of the security. Examples of these events could include situations in which material events are announced after the close of the market on which a security is primarily traded, a security trades infrequently causing a quoted purchase or sale price to become stale, or a security’s trading has been halted or suspended.
The value of swaps, including credit default swaps, total return swaps and interest rate swaps will be determined by obtaining at least one dealer quotation (including information from counterparties) or valuations from third-party pricing services. If no quotations or valuations are available, or if such quotations or valuations are believed to be unreliable, swaps will be fair valued pursuant to procedures approved by the Board.
Generally, trading in U.S. Government securities and money market instruments is substantially completed each day at various times prior to the close of business on the NYSE. The values of such securities used in computing the NAV of the Fund’s Shares are determined as of such times.

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CONFLICTS OF INTEREST
The Fund’s executive officers and trustees, and the employees of the Advisers, serve or may serve as officers, trustees or principals of entities that operate in the same or a related line of business as the Fund or of other Ares- or CION-advised funds (“Other Managed Funds”). As a result, they may have obligations to investors in those entities, the fulfillment of which might not be in the best interests of the Fund or its Shareholders. Moreover, notwithstanding the difference in principal investment objectives between the Fund and the Other Managed Funds, such other funds, including potential new pooled investment vehicles or managed accounts not yet established (whether managed or sponsored by affiliates or the Advisers), have, and may from time to time have, overlapping investment objectives with the Fund and, accordingly, invest in, whether principally or secondarily, asset classes similar to those targeted by the Fund. To the extent the Other Managed Funds have overlapping investment objectives, the scope of opportunities otherwise available to the Fund may be adversely affected and/or reduced. Additionally, certain employees of the Advisers and their management may face conflicts in their time management and commitments as well as in the allocation of investment opportunities to other Ares funds.
The results of the Fund’s investment activities may differ significantly from the results achieved by the Other Managed Funds. It is possible that one or more of such funds will achieve investment results that are substantially more or less favorable than the results achieved by the Fund. Moreover, it is possible that the Fund will sustain losses during periods in which one or more affiliates achieve significant profits on their trading for proprietary or other accounts. The opposite result is also possible. The investment activities of one or more Adviser affiliates for their proprietary accounts and accounts under their management may also limit the investment opportunities for the Fund in certain markets.
The Advisers may determine that the Fund should invest on a side-by-side basis with one or more Other Managed Funds. In certain circumstances, negotiated co-investments may be made only in accordance with the terms of the exemptive order Ares received from the SEC (the “Order”). Co-investments made under the Order are subject to compliance with the conditions and other requirements contained in the Order, which could limit the Fund’s ability to participate in a co-investment transaction.
In the event investment opportunities are allocated among the Fund and Other Managed Funds, the Fund may not be able to structure its investment portfolio in the manner desired. Although the Advisers endeavor to allocate investment opportunities in a fair and equitable manner, the Fund is not generally permitted to co-invest in any portfolio company in which a fund managed by Ares or any of its downstream affiliates (other than the Fund and its downstream affiliates) currently has an investment. However, the Fund may co-invest with funds managed by Ares or any of its downstream affiliates, subject to compliance with existing regulatory guidance, applicable regulations and its allocation procedures.
From time to time, the Fund and the Other Managed Funds may make investments at different levels of an issuer’s capital structure or otherwise in different classes of an issuer’s securities. Such investments may inherently give rise to conflicts of interest or perceived conflicts of interest between or among the various classes of securities that may be held by such entities.
The Advisers, their affiliates and their clients may pursue or enforce rights with respect to an issuer in which the Fund has invested, and those activities may have an adverse effect on the Fund. As a result, prices, availability, liquidity and terms of the Fund’s investments may be negatively impacted by the activities of the Advisers and their affiliates or their clients, and transactions for the Fund may be impaired or effected at prices or terms that may be less favorable than would otherwise have been the case.
The Advisers may enter into transactions and invest in securities, instruments and currencies on behalf of the Fund in which customers of its affiliates, to the extent permitted by applicable law, serve as the counterparty, principal or issuer. In such cases, such party’s interests in the transaction could be adverse to the interests of the Fund, and such party may have no incentive to assure that the Fund obtains the best possible prices or terms in connection with the transaction. In addition, the purchase, holding and sale of such investments by the Fund may enhance the profitability of the Advisers or their affiliates. One or more affiliates may also create, write or issue Derivatives for their customers, the underlying securities, currencies or instruments of which may be those in which the Fund invests or which may be based on the performance of the Fund. The Fund may, subject to applicable law, purchase investments that are the subject of an underwriting or other distribution by one or more Adviser affiliates and may also enter into transactions with other clients of an affiliate where such other clients have interests adverse to those of the Fund.

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The Fund will be required to establish business relationships with its counterparties based on the Fund’s own credit standing. Neither the Advisers nor any of their affiliates will have any obligation to allow its credit to be used in connection with the Fund’s establishment of its business relationships, nor is it expected that the Fund’s counterparties will rely on the credit of the Advisers or their affiliates in evaluating the Fund’s creditworthiness.
The Advisers are paid a fee based on a percentage of the Fund’s Managed Assets. The participation of the Advisers’ investment professionals in the valuation process could therefore result in a conflict of interest. The Advisers also may have a conflict of interest in deciding whether to cause the Fund to incur leverage or to invest in more speculative investments or financial instruments, thereby potentially increasing the assets or the yield of the Fund and, accordingly, the Management Fees or Incentive Fees received by the Advisers. Certain other Ares-advised funds pay the Advisers or their affiliates performance-based compensation, which could create an incentive for the Advisers or affiliate to favor such investment fund or account over the Fund.
By reason of the various activities of the Advisers and their affiliates, the Advisers and such affiliates may acquire confidential or material non-public information or otherwise be restricted from purchasing certain potential Fund investments that otherwise might have been purchased or be restricted from selling certain Fund investments that might otherwise have been sold at the time.
The Advisers have adopted policies and procedures designed to prevent conflicts of interest from influencing proxy voting decisions made on behalf of advisory clients, including the Fund, and to help ensure that such decisions are made in accordance with its fiduciary obligations to clients. Nevertheless, notwithstanding such proxy voting policies and procedures, actual proxy voting decisions may have the effect of favoring the interests of other clients, provided that the Advisers believe such voting decisions to be in accordance with its fiduciary obligations.

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SHARE REPURCHASE PROGRAM
The Fund does not currently intend to list its Shares on any securities exchange and does not expect any secondary market for them to develop in the foreseeable future. Therefore, Shareholders should expect that they will be unable to sell their Shares for an indefinite time or at a desired price. No Shareholder will have the right to require the Fund to repurchase such Shareholder’s Shares or any portion thereof. Shareholders may not transfer their investment from the Fund to any other registered investment company. Because no public market exists for the Shares, and none is expected to develop in the foreseeable future, Shareholders will not be able to liquidate their investment, other than through the Fund’s share repurchase program, or, in limited circumstances, as a result of transfers of Shares to other investors.
To provide Shareholders with limited liquidity, the Fund is operated as an “interval fund” and intends to conduct quarterly offers to repurchase between 5% and 25% of its outstanding Shares at NAV, pursuant to Rule 23c-3 under the 1940 Act, unless such offer is suspended or postponed in accordance with regulatory requirements (as discussed below). In connection with any given repurchase offer, it is expected the Fund will offer to repurchase only the minimum amount of 5% of its outstanding Shares. Additionally, in connection with the Fund’s issuance of the MRP Shares, if a quarterly repurchase of Shares would cause the Fund to be below certain asset coverage limits or if the Fund fails to satisfy certain other requirements, such quarterly repurchase offer of Shares shall not exceed 5% of the outstanding Shares. See “Description of Capital Structure — Shares of Beneficial Interest — MRP Shares” for additional information.
Quarterly repurchases occur in the months of March, June, September and December. The offer to purchase Shares is a fundamental policy that may not be changed without the vote of the holders of a majority of the Fund’s outstanding voting securities (as defined in the 1940 Act). The Repurchase Offer Notice is sent to Shareholders at least 21 calendar days before the Repurchase Request Deadline. The Fund expects to determine the NAV applicable to repurchases on the Repurchase Request Deadline. However, the NAV will be calculated no later than the Repurchase Pricing Date. The Fund expects to distribute payment to Shareholders between one and three business days after the Repurchase Pricing Date and will distribute such payment no later than seven calendar days after such Date. The Fund’s Shares are not listed on any securities exchange, and the Fund anticipates that no secondary market will develop for its Shares. Accordingly, you may not be able to sell Shares when and/or in the amount that you desire. Thus, the Shares are appropriate only as a long-term investment. In addition, the Fund’s repurchase offers may subject the Fund and Shareholders to special risks.
Determination of Repurchase Offer Amount
The Board, or a committee thereof, in its sole discretion, will determine the number of Shares that the Fund will offer to repurchase (the “Repurchase Offer Amount”) for a given Repurchase Request Deadline. The Repurchase Offer Amount, however, will be no less than 5% and no more than 25% of the total number of Shares outstanding on the Repurchase Request Deadline.
If Shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund will repurchase the Shares on a pro rata basis. However, the Fund may accept all Shares tendered for repurchase by Shareholders who own less than one hundred Shares and who tender all of their Shares, before prorating other amounts tendered.
Notice to Shareholders
No less than 21 days and more than 42 days before each Repurchase Request Deadline, the Fund shall send to each Shareholder of record and to each beneficial owner of the Shares that are the subject of the repurchase offer a notification (“Shareholder Notification”). The Shareholder Notification will contain information Shareholders should consider in deciding whether to tender their Shares for repurchase. The Shareholder Notification also will include detailed instructions on how to tender Shares for repurchase, state the Repurchase Offer Amount and identify the dates of the Repurchase Request Deadline, the scheduled Repurchase Pricing Date, and the date the repurchase proceeds are scheduled for payment (the “Repurchase Payment Deadline”). The Shareholder Notification also will set forth the NAV that has been computed no more than seven days before the date of notification, and how Shareholders may ascertain the NAV after the notification date.

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Repurchase Price
The repurchase price of the Shares will be the NAV of the Share class as of the close of regular trading on the NYSE on the Repurchase Pricing Date. You may call 888-729-4266 to learn the NAV. The Shareholder Notification also will provide information concerning the NAV, such as the NAV as of a recent date or a sampling of recent NAVs, and a toll-free number for information regarding the repurchase offer.
Repurchase Amounts and Payment of Proceeds
Shares tendered for repurchase by Shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate Repurchase Offer Amount established for that Repurchase Request Deadline. Payment pursuant to the repurchase offer will be made by check to the Shareholder’s address of record, or credited directly to a predetermined bank account on the Purchase Payment Date, which will be no more than seven days after the Repurchase Pricing Date. The Board may establish other policies for repurchases of shares that are consistent with the 1940 Act, regulations thereunder and other pertinent laws.
If Shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund may, but is not required to, repurchase an additional amount of Shares not to exceed 2.00% of the outstanding Shares of the Fund on the Repurchase Request Deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if Shareholders tender shares in an amount exceeding the Repurchase Offer Amount plus 2.00% of the outstanding Shares on the Repurchase Request Deadline, the Fund will repurchase the Shares on a pro rata basis. However, the Fund may accept all Shares tendered for repurchase by Shareholders who own less than one hundred Shares and who tender all of their Shares, before prorating other amounts tendered.
With respect to any required minimum distributions from an IRA or other qualified retirement plan, it is the obligation of the Shareholder to determine the amount of any such required minimum distribution and to otherwise satisfy the required minimum. In the event that Shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund will repurchase the shares on a pro rata basis, which may result in the Fund not honoring the full amount of a required minimum distribution requested by a Shareholder.

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DESCRIPTION OF CAPITAL STRUCTURE
The following description is based on relevant portions of the Delaware Statutory Trust Act, as amended, and on the Declaration of Trust and bylaws. This summary is not intended to be complete. Please refer to the Delaware Statutory Trust Act, as amended, and the Declaration of Trust and bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part, for a more detailed description of the provisions summarized below.
Shares of Beneficial Interest
The Declaration of Trust authorizes the Fund’s issuance of an unlimited number of common shares of beneficial interest of each class, par value $0.001 per share. There is currently no market for Shares and the Fund does not expect that a market for Shares will develop in the foreseeable future. Pursuant to the Declaration of Trust and as permitted by Delaware law, Shareholders are entitled to the same limitation of personal liability extended to stockholders of private corporations organized for profit under the General Corporation Law of the State of Delaware, as amended (the “DGCL”), and therefore generally will not be personally liable for the Fund’s debts or obligations.
Shares
Under the terms of the Declaration of Trust, all Shares, when consideration for Shares is received by the Fund, will be fully paid and nonassessable. Distributions may be paid to Shareholders if, as and when authorized and declared by the Board. Shares will have no preference, preemptive, appraisal, conversion or redemption rights, and will be freely transferable, except where their transfer is restricted by law or contract. The Declaration of Trust provides that the Board shall have the power to repurchase or redeem Shares and provide Shareholders with the right to exchange Shares of any class for Shares of one or more other classes in the manner and on the terms described herein. In the event of the Fund’s dissolution, after the Fund pays or adequately provides for the payment of all claims and obligations of the Fund, and upon the receipt of such releases, indemnities and refunding agreements deemed necessary by the Board, each Share will be entitled to receive, according to its respective rights, a pro rata portion of the Fund’s assets available for distribution for the applicable class, subject to any preferential rights of holders of the Fund’s outstanding Preferred Shares, if any. Each whole Share will be entitled to one vote as to any matter on which it is entitled to vote and each fractional Share will be entitled to a proportionate fractional vote. However, to the extent required by the 1940 Act or otherwise determined by the Board, classes of the Fund will vote separately from each other. Shareholders shall be entitled to vote on all matters on which a vote of Shareholders is required by the 1940 Act, the Declaration of Trust or a resolution of the Board. There will be no cumulative voting in the election or removal of Trustees. Under the Declaration of Trust, the Fund is not required to hold annual meetings of Shareholders. The Fund only expects to hold Shareholder meetings to the extent required by the 1940 Act or pursuant to special meetings called by the Board or a majority of Shareholders.
Preferred Shares and Other Securities
The Declaration of Trust provides that the Board may, subject to the Fund’s investment policies and restrictions and the requirements of the 1940 Act, authorize and cause the Fund to issue securities of the Fund other than Shares (including Preferred Shares, debt securities or other senior securities), by action of the Board without the approval of Shareholders. The Board may determine the terms, rights, preferences, privileges, limitations and restrictions of such securities as the Board sees fit.
Preferred Shares could be issued with rights and preferences that would adversely affect Shareholders. Preferred Shares could also be used as an anti-takeover device. Every issuance of Preferred Shares will be required to comply with the requirements of the 1940 Act. The 1940 Act requires, among other things, that (i) immediately after issuance of Preferred Shares and before any distribution is made with respect to the Shares and before any purchase of Shares is made, the aggregate involuntary liquidation preference of such Preferred Shares together with the aggregate involuntary liquidation preference or aggregate value of all other senior securities must not exceed an amount equal to 50% of the Fund’s total assets after deducting the amount of such distribution or purchase price, as the case may be; and (ii) the holders of Preferred Shares, if any are issued, must be entitled as a class to elect two Trustees at all times and to elect a majority of the Trustees if distributions on such Preferred Shares are in arrears by two years or more. Certain matters under the 1940 Act require the separate vote of the holders of any issued and outstanding Preferred Shares.

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MRP Shares
On July 30, 2021, the Fund issued 2,400,000 Series A Mandatory Redeemable Preferred Shares (“Series A MRP Shares”). On September 30, 2021, the Fund issued 3,600,000 Series B Mandatory Redeemable Preferred Shares (“Series B MRP Shares”) and 6,000,000 Series C Mandatory Redeemable Preferred Shares (“Series C MRP Shares”). On January 6, 2022, the Fund issued 2,200,000 Series D Mandatory Redeemable Preferred Shares (“Series D MRP Shares”) and 2,600,000 Series E Mandatory Redeemable Preferred Shares (“Series E MRP Shares”). On June 1, 2023, the Fund issued 3,400,000 Series F Mandatory Redeemable Preferred Shares (“Series F MRP Shares”) and 2,600,000 Series G Mandatory Redeemable Preferred Shares (“Series G MRP Shares”). Certain rights, terms and conditions of the Fund’s MRP Shares are summarized below:
Priority.   Each holder of MRP Shares is entitled to a liquidation preference of $25.00 per share (the “Liquidation Value”), plus additional amounts described under “Liquidation” below. With respect to distributions, including the payment of dividends and distribution of the Fund’s assets upon dissolution, liquidation or winding up, the MRP Shares are senior to all other classes and series of common shares of beneficial interest and rank on parity with any other Preferred Shares. Holders of the MRP Shares will not, however, participate in any appreciation in the value of the Fund. The consent of the holders of the outstanding Preferred Shares is not required to authorize or issue any class or series of Preferred Shares ranking on parity with the MRP Shares.
Dividends.   The holders of MRP Shares are entitled to receive quarterly cumulative cash dividends, when, as and if authorized by the Board and declared by the Fund, out of funds legally available therefor, at the rate per annum equal to the Applicable Rate, as defined below, with certain adjustments for changes in a series’ rating, and no more, of the Liquidation Value, payable quarterly, beginning on the initial dividend payment date of November 1, 2021 for the Series A MRP Shares, February 1, 2022 for the Series B MRP Shares and Series C MRP Shares, April 7, 2022 for the Series D MRP Shares and Series E MRP Shares, and June 1, 2023 for the Series F MRP Shares and Series G MRP Shares. For Series A MRP Shares, Series B MRP Shares and Series C MRP Shares, dividends will then be payable on the first business day of the month next following each of the following dates: 31st day of each January, the 30th day of each April, the 31st day of each July and the 31st day of each October. For Series D MRP Shares and Series E MRP Shares, dividends will then be payable on the first business day of the month next following each of the following dates: 6th day of each January, the 6th day of each April, the 6th day of each July and the 6th day of each October. For Series F MRP Shares and Series G MRP Shares, dividends will then be payable on the first business day of the month next following each of the following dates: 6th day of each January, the 6th day of each April, the 6th day of each July and the 6th day of each October. Dividends on MRP Shares accumulate from and including the original issue date.
Each dividend on MRP Shares will be paid on the dividend payment date therefor to the holders as their names appear on the share ledger or share records of the Fund at the close of business on the fifth day prior to the quarterly dividend date (or if such day is not a business day, the next preceding business day). Dividends in arrears for any past dividend period may be declared and paid at any time, without reference to any regular dividend payment date, to the holders as their names appear on the share ledger or share records of the Fund at the close of business on a date, not exceeding five days preceding the payment date thereof, as may be fixed by the Board. No interest will be payable in respect of any dividend payment or payments which may be in arrears; provided, however, that the dividend rate may be increased in such circumstances.
So long the rating of each series of the MRP Shares remains the same, the dividend rate on the MRP Shares will be 2.68% for Series A MRP Shares, 2.68% for Series B MRP Shares, 3.07% for Series C MRP Shares, 2.96% for Series D MRP Shares, 3.48% for Series E MRP Shares, 7.16% for Series F MRP Shares and 7.23% for Series G MRP Shares (collectively, the “Applicable Rate”).
Voting.   Except for matters which do not require the vote of holders of MRP Shares under the 1940 Act and except as otherwise provided in the Declaration of Trust or bylaws, or as otherwise required by applicable law, each holder of MRP Shares shall be entitled to one vote for each MRP Share held on each matter submitted to a vote of shareholders of the Fund, and holders of outstanding Preferred Shares and Shares shall vote together as a single class on all matters submitted to shareholders; provided, however, that the holders of outstanding Preferred Shares shall be entitled, as a class, to the exclusion of the holders of

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shares of all other classes of beneficial interests of the Fund, to elect two Trustees of the Fund at all times. In addition, the holders of the outstanding Preferred Shares and Shares, voting together as a single class, shall elect the balance of the Trustees; however, the number of Trustees constituting the Board shall automatically increase by the smallest number that, when added to the two Trustees elected exclusively by the holders of outstanding Preferred Shares would constitute a majority of the Board as so increased by such smallest number, and the holders of Preferred Shares shall be entitled, voting as a class on a one vote per share basis (to the exclusion of the holders of all other securities and classes of shares of the Fund), to elect such smallest number of additional Trustees, together with the two Trustees that such holders are in any event entitled to elect if: (i) at the close of business on any dividend payment date accumulated dividends (whether or not earned or declared) on Preferred Shares equal to at least two full years’ dividends shall be due and unpaid; or (ii) if at any time holders of any shares of Preferred Shares are entitled under the 1940 Act, to elect a majority of the Trustees of the Fund.
Notwithstanding the foregoing, the affirmative vote of the holders of a majority of the outstanding Preferred Shares, voting as a separate class, and a majority of the MRP Shares, voting as a separate class, both determined with reference to a “majority of outstanding voting securities” as that term is defined in Section 2(a)(42) of the 1940 Act, shall be required to create, authorize or issue shares of any class or series of beneficial interests ranking senior to the Preferred Shares with respect to the payment of dividends or the distribution of assets, or any securities convertible into, or warrants, options or similar rights to purchase, acquire or receive, such shares of beneficial interests ranking senior to the Preferred Shares or reclassify any authorized shares of beneficial interests of the Fund into any shares ranking senior to the Preferred Shares. In addition, the affirmative vote of the holders of a majority of the outstanding Preferred Shares determined with reference to a “majority of outstanding voting securities” as that term is defined in Section 2(a)(42) of the 1940 Act, voting as a separate class, shall be required to (i) amend, alter or repeal (including by merger, consolidation or otherwise) any of the preferences, rights or powers of such class of Preferred Shares so as to adversely affect such preferences, rights or powers and will not amend any provision of the Declaration of Trust or bylaws in a manner which would restrict or limit the ability of the Fund to comply with the terms and provisions of the Securities Purchase Agreement; (ii) amend, alter or repeal (including by merger, consolidation or otherwise) any of the provisions of the Declaration of Trust or bylaws if such amendment, alteration or repeal would adversely affect any privilege, preference, right or power of the MRP Shares or the holders thereof; and (iii) approve any plan of reorganization (as such term is used in the 1940 Act) adversely affecting such shares or any action requiring a vote of security holders of the Fund under Section 13(a) of the 1940 Act.
Redemption.   The outstanding shares of MRP Shares are subject to redemption at any time by notice of such redemption on a date selected by the Fund for such redemption (the “Redemption Date”). If the Fund elects to cause the redemption of the MRP Shares, each MRP Share will be redeemed for a price equal to 100% of such share’s Liquidation Value, plus an amount equal to accumulated but unpaid dividends and other distributions on the MRP Shares (whether or not earned or declared by the Fund, but excluding interest thereon), to, but excluding, the Redemption Date, plus the amount equal to the excess, if any, of the discounted value of the remaining scheduled payments with respect to the Liquidation Value of such MRP Share over the amount of such Liquidation Value; provided, however, the Fund may, at its option (i) redeem the Series A MRP Shares within 90 days prior to July 30, 2026 (the “Series A Term Redemption Date”), (ii) redeem the Series B MRP Shares within 90 days prior to September 30, 2026 (the “Series B Term Redemption Date”), (iii) redeem the Series C MRP Shares within 90 days prior to September 30, 2026 (the “Series C Term Redemption Date”), (iv) redeem the Series D MRP Shares within 90 days prior to January 6, 2027 (the “Series D Term Redemption Date”), (v) redeem the Series E MRP Shares within 90 days prior to January 6, 2032 (the “Series E Term Redemption Date”), (vi) redeem the Series F MRP Shares within 90 days prior to June 1, 2026 (the “Series F Term Redemption Date”) and (vii) redeem the Series G MRP Shares within 90 days prior to June 1, 2028 (the “Series G Term Redemption Date” and collectively with Series A Term Redemption Date, Series B Term Redemption Date, Series C Term Redemption Date, Series D Term Redemption Date, Series E Term Redemption Date and Series F Term Redemption Date, the “Term Redemption Dates”), each at the Liquidation Value plus accumulated but unpaid dividends and distributions thereon (whether or not earned or declared by the Fund, but excluding interest thereon) to, but excluding the Redemption Date.
If the asset coverage, as determined in accordance with Section 18(h) of the 1940 Act, is less than or equal to 235% for any five business days within a ten business day period, determined on the basis of values

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calculated as of a time within 48 hours (not including Sundays or holidays) next preceding the time of such determination within the ten business day period, the Fund, upon not less than 12 days’ nor more than 40 days’ notice, may redeem the MRP Shares at the Liquidation Value plus accumulated but unpaid dividends and distributions thereon (whether or not earned or declared by the Fund, but excluding interest thereon) to, but excluding, the date fixed for redemption, plus a redemption amount equal to 2% of the Liquidation Value; the amount of MRP Shares that may be redeemed under this provision shall not exceed an amount of MRP Shares which results in asset coverage of more than 250% pro forma for such redemption, determined on the basis of values calculated as of a time within 48 hours (not including Sundays or holidays) next preceding the time of such determination.
If the Fund fails to maintain asset coverage of at least 225%, determined on the basis of values calculated as of a time within 48 hours (not including Sundays or holidays) next preceding the time of such determination, the Fund shall redeem the number of MRP Shares provided below at the Liquidation Value plus an amount equal to accumulated but unpaid dividends and distributions thereon (whether or not earned or declared by the Fund, but excluding interest thereon) to, but excluding, the date fixed for redemption, plus a redemption amount equal to 1% of the Liquidation Value. The number of MRP Shares to be redeemed upon the Fund’s failure to maintain asset coverage of 225% on any valuation date will be equal to the product of (1) the quotient of the number of MRP Shares divided by the aggregate number of outstanding Preferred Shares which have an asset coverage test greater than or equal to 225% and (2) the minimum number of outstanding shares of Preferred Shares the redemption of which would result in the Fund having asset coverage of 225% as of a date that is no more than 30 days after the date the Fund failed to maintain asset coverage of 225% (provided that, if there is no such number of MRP Shares the redemption of which would have such result, the Fund shall redeem all MRP Shares then outstanding). The Fund shall effect any such redemption no later than 40 calendar days after the date the Fund failed to maintain asset coverage of 225%, except for in certain circumstances. Notwithstanding the foregoing, if the Fund satisfies asset coverage of at least 225% as of a date that is no more than 30 days after the date the Fund failed to maintain asset coverage of 225% before taking into account any redemptions of Preferred Shares, the Fund shall not be obligated to redeem any shares of Preferred Shares under this provision.
The Fund shall redeem all outstanding Series A MRP Shares, Series B MRP Shares, Series C MRP Shares, Series D MRP Shares, Series E MRP Shares, Series F MRP Shares and Series G MRP Shares on the respective Term Redemption Dates at the Liquidation Value plus an amount equal to accumulated but unpaid dividends and distributions thereon (whether or not earned or declared by the Fund, but excluding interest thereon), to, but excluding, the respective Term Redemption Dates.
Subject to certain conditions, no MRP Shares may be redeemed unless all dividends in arrears on the MRP Shares and all shares of beneficial interests of the Fund ranking on a parity with the MRP Shares with respect to payment of dividends or upon liquidation have been or are being contemporaneously paid or set apart for payment; provided, however, that the foregoing shall not prevent the purchase or acquisition by the Fund of all MRP Shares pursuant to the successful completion of an otherwise lawful purchase, tender or exchange offer made on the same terms to, and accepted by, Holders of all MRP Shares.
Liquidation.   Upon the dissolution, liquidation or winding up of the affairs of the Fund, whether voluntary or involuntary, the holders of MRP Shares then outstanding, together with holders of shares of any Preferred Shares ranking on a parity with the MRP Shares upon dissolution, liquidation or winding up, shall be entitled to receive and to be paid out of the assets of the Fund (or the proceeds thereof) available for distribution to its shareholders after satisfaction of claims of creditors of the Fund, but before any distribution or payment shall be made in respect of the Shares, an amount equal to the liquidation preference with respect to such shares. The liquidation preference for MRP Shares shall be $25.00 per share, plus an amount equal to all accumulated and unpaid dividends thereon (whether or not earned or declared but without interest) to the date payment of such distribution is made in full. No redemption premium shall be paid upon any liquidation even if such redemption premium would be paid upon optional or mandatory redemption of the relevant shares. If, upon any liquidation, dissolution or winding up of the affairs of the Fund, whether voluntary or involuntary, the assets of the Fund available for distribution among the holders of all outstanding shares of Preferred Shares shall be insufficient to permit the payment in full to holders of the amounts to which they are entitled, then the available assets shall be distributed among the holders of all outstanding shares of Preferred Shares ratably in any distribution of assets according to the respective amounts which would be payable on all the shares if all amounts thereon were paid in full.

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Upon the dissolution, liquidation or winding up of the affairs of the Fund, whether voluntary or involuntary, until payment in full is made to the holders of MRP Shares of the liquidation distribution to which they are entitled, (1) no dividend or other distribution shall be made to Shareholders or any other class or series of shares of beneficial interests of the Fund ranking junior to MRP Shares upon dissolution, liquidation or winding up and (2) no purchase, redemption or other acquisition for any consideration by the Fund shall be made in respect of the Shares or any other class of shares of beneficial interests of the Fund ranking junior to MRP Shares upon dissolution, liquidation or winding up. A consolidation, reorganization or merger of the Fund with or into any company, trust or other legal entity, or a sale, lease or exchange of all or substantially all of the assets of the Fund in consideration for the issuance of equity securities of another company, trust of other legal entity shall not be deemed to be a liquidation, dissolution or winding up, whether voluntary or involuntary, for the purposes of these provisions.
Conversion.   The MRP Shares are not convertible into any other class or series of shares.
Transfer restrictions.   The MRP Shares are “restricted securities” for purposes of the 1933 Act. Accordingly, the MRP Shares may not be offered, sold, transferred or delivered, directly or indirectly, unless (i) such shares are registered under the 1933 Act and any other applicable state securities laws, or (ii) an exemption from registration under the 1933 Act and any other applicable state securities laws is available.
Other Matters.   For so long as the MRP Shares are outstanding, the Fund will not declare, pay or set apart for payment any dividend or other distribution (other than a dividend or distribution paid in shares of, or options, warrants or rights to subscribe for or purchase, Shares or other shares of beneficial interests, if any, ranking junior to the MRP Shares as to dividends or upon liquidation) with respect to Shares or any other shares of the Fund ranking junior to or on a parity with the MRP Shares as to dividends or upon liquidation, or call for redemption, redeem, purchase or otherwise acquire for consideration any Shares or any other such junior shares (except by conversion into or exchange for shares of the Fund ranking junior to the MRP Shares as to dividends and upon liquidation) or any such parity shares (except by conversion into or exchange for shares of the Fund ranking junior to or on a parity with the MRP Shares as to dividends and upon liquidation), unless (1) immediately after such transaction asset coverage of 225% would be achieved, (2) full cumulative dividends on the MRP Shares due on or prior to the date of the transaction have been declared and paid, and (3) the Fund has redeemed the full number of MRP Shares required to be redeemed by any provision for mandatory redemption ((1), (2) and (3) are together the “Requirements”). Notwithstanding the foregoing, the Fund shall not, at any time, be prohibited or otherwise restricted in its ability to call for redemption, redeem, purchase or otherwise acquire for consideration its Shares pursuant to its fundamental policy to make quarterly repurchase offers pursuant to Rule 23c-3 of the 1940 Act for between 5% and 25% of the Shares outstanding at net asset value (the “Repurchase Policy”); provided, however, if (i) a quarterly repurchase of Shares pursuant to the Repurchase Policy and/or Rule 23c-3 of the 1940 Act would cause the Fund to be below asset coverage of 225% or (ii) the Fund has failed to satisfy (and continues to fail to satisfy) the Requirements and the Fund is required to make a quarterly repurchase offer of Shares pursuant to the Repurchase Policy and/or Rule 23c-3 of the 1940 Act before the Requirements are satisfied, such quarterly repurchase offer of Shares shall not exceed 5% of the Shares outstanding, at a price equal to the Fund’s net asset value (as may be determined in accordance with its valuation policies and procedures) as of the “repurchase pricing date,” as such term is defined in Rule 23c-3 and as set forth in the applicable repurchase offer documents. Subject to the certain conditions, the Board may, in the future, authorize the issuance of additional Preferred Shares with the same preferences, rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption and other terms applicable to the MRP Shares, except that the initial dividend period, the applicable rate for the initial dividend period and the initial dividend payment date shall be as set forth in the Supplement to the Declaration of Trust relating to such additional Preferred Shares.

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Outstanding Securities
The following table shows, for each class of authorized securities of the Fund, the amount of (i) shares authorized and (ii) shares outstanding, each as of April 1, 2024:
Class	(1) Amount Authorized	(2) Amount Held by the Fund for its Account	(3) Amount Outstanding Exclusive of Amount Shown Under (2)
Common Shares	Unlimited	0	140,236,002.03
Series A Mandatory Redeemable Preferred Shares	2,400,000	0	2,400,000
Series B Mandatory Redeemable Preferred Shares	3,600,000	0	3,600,000
Series C Mandatory Redeemable Preferred Shares	6,000,000	0	6,000,000
Series D Mandatory Redeemable Preferred Shares	2,200,000	0	2,200,000
Series E Mandatory Redeemable Preferred Shares	2,600,000	0	2,600,000
Series F Mandatory Redeemable Preferred Shares	3,400,000	0	3,400,000
Series G Mandatory Redeemable Preferred Shares	2,600,000	0	2,600,000
Series H Mandatory Redeemable Preferred Shares*	4,000,000	0	0
Series I Mandatory Redeemable Preferred Shares*	2,000,000	0	0
Series J Mandatory Redeemable Preferred Shares*	2,000,000	0	0

*
On March 22, 2024, the Fund entered into an agreement with certain institutional accredited investors to issue and sell, in an offering exempt from registration under the 1933 Act, (i) 4,000,000 Series H Mandatory Redeemable Preferred Shares, liquidation preference $25.00 per share (“Series H MRP Shares”); (ii) 2,000,000 Series I Mandatory Redeemable Preferred Shares, liquidation preference $25.00 per share (“Series I MRP Shares”); and (iii) 2,000,000 Series J Mandatory Redeemable Preferred Shares, liquidation preference $25.00 per share (“Series J MRP Shares”), with total anticipated gross proceeds to the Fund of $200 million. The sale and purchase of the Series H MRP Shares, the Series I MRP Shares and the Series J MRP Shares will occur at two closings currently expected to be held in June 2024 (with respect to the Series H and Series I MRP Shares) and July 2024 (with respect to the Series J MRP Shares), respectively, in each case subject to the satisfaction of customary closing conditions.

Limitation on Liability of Trustees and Officers; Indemnification and Advance of Expenses
Pursuant to the Declaration of Trust, Trustees and officers of the Fund will not be subject in such capacity to any personal liability to the Fund or Shareholders, unless the liability arises from bad faith, willful misfeasance, gross negligence or reckless disregard for the Trustee’s or officer’s duty.
Except as otherwise provided in the Declaration of Trust, the Fund will indemnify and hold harmless any current or former Trustee or officer of the Fund against any liabilities and expenses (including reasonable attorneys’ fees relating to the defense or disposition of any action, suit or proceeding with which such person is involved or threatened), while and with respect to acting in the capacity of a Trustee or officer of the Fund, except with respect to matters in which such person did not act in good faith in the reasonable belief that his or her action was in the best interest of the Fund, or in the case of a criminal proceeding, matters for which such person had reasonable cause to believe that his or her conduct was unlawful. In accordance with the 1940 Act, the Fund will not indemnify any Trustee or officer for any liability to which such person would be subject by reason of his or her willful misfeasance, bad faith, gross negligence or reckless disregard of the duties of his or her position. The Fund will provide indemnification to Trustees and officers prior to a final determination regarding entitlement to indemnification as described in the Declaration of Trust.
The Fund has entered into the Investment Advisory Agreement with CAM and the Investment Sub-Advisory Agreement with Ares Capital. The Investment Advisory Agreement and the Investment Sub-Advisory Agreement provide that, in the absence of willful misfeasance, bad faith, gross negligence or

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reckless disregard for its obligations and duties thereunder, the Advisers are not liable for any error of judgment or mistake of law or for any loss the Fund suffers.
Pursuant to the Declaration of Trust, the Fund will advance the expenses of defending any action for which indemnification is sought if the Fund receives a written undertaking by the indemnitee which provides that the indemnitee will reimburse the Fund unless it is subsequently determined that the indemnitee is entitled to such indemnification.
Number of Trustees; Appointment of Trustees; Vacancies; Removal
The Declaration of Trust provides that the number of Trustees shall be no less than one and no more than 15, as determined in writing by a majority of the Trustees then in office. As set forth in the Declaration of Trust, a Trustee’s term of office shall continue until his or her death, resignation or removal. Subject to the provisions of the 1940 Act, individuals may be appointed by the Trustees at any time to fill vacancies on the Board by the appointment of such persons by a majority of the Trustees then in office. Each Trustee shall hold office until his or her successor shall have been appointed pursuant to the Declaration of Trust. To the extent that the 1940 Act requires that Trustees be elected by Shareholders, any such Trustees will be elected by a plurality of all Shares voted at a meeting of Shareholders at which a quorum is present.
The Declaration of Trust provides that any Trustee may be removed (provided that after the removal the aggregate number of Trustees is not less than the minimum required by the Declaration of Trust) (i) with cause, by at least two-thirds (66 2∕3%) of the remaining Trustees; or (ii) without cause, by all of the remaining Trustees.
Action by Shareholders
The Declaration of Trust provides that Shareholder action can be taken only at a meeting of Shareholders or by unanimous written consent in lieu of a meeting. Subject to the 1940 Act, the Declaration of Trust or a resolution of the Board specifying a greater or lesser vote requirement, the affirmative vote of a majority of Shares present in person or represented by proxy at a meeting and entitled to vote on the subject matter shall be the act of the Shareholders with respect to any matter submitted to a vote of the Shareholders.
Amendment of Declaration of Trust and Bylaws
Subject to the provisions of the 1940 Act, pursuant to the Declaration of Trust, the Board may amend the Declaration of Trust without any vote of Shareholders. Pursuant to the Declaration of Trust and bylaws, the Board has the exclusive power to amend or repeal the bylaws or adopt new bylaws at any time.
No Appraisal Rights
In certain extraordinary transactions, some jurisdictions provide the right to dissenting Shareholders to demand and receive the fair value of their Shares, subject to certain procedures and requirements set forth in such statute. Those rights are commonly referred to as appraisal rights. The Declaration of Trust provides that Shares shall not entitle Shareholders to appraisal rights.
Conflict with Applicable Laws and Regulations
The Declaration of Trust provides that if and to the extent that any provision of the Declaration of Trust conflicts with any provision of the 1940 Act, the provisions under the Code applicable to the Fund as a RIC or other applicable laws and regulations, the conflicting provision shall be deemed never to have constituted a part of the Declaration of Trust; provided, however, that such determination shall not affect any of the remaining provisions of the Declaration of Trust or affect the validity of any action taken or omitted to be taken prior to such determination.

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TAX ASPECTS
The following is a general summary of certain material U.S. federal income tax considerations applicable to the Fund and an investment in the Fund. The discussion below provides general tax information related to an investment in the Fund, but does not purport to be a complete description of the U.S. federal income tax consequences of an investment in the Fund and does not address any state, local, non-U.S. or other tax consequences. It is based on the Code and U.S. Treasury regulations thereunder and administrative pronouncements, all as of the date hereof, any of which is subject to change, possibly with retroactive effect. In addition, it does not describe all of the tax consequences that may be relevant in light of a Shareholder’s particular circumstances, including (but not limited to) alternative minimum tax consequences and tax consequences applicable to Shareholders subject to special tax rules, such as certain financial institutions; dealers or traders in securities who use a mark-to-market method of tax accounting; persons holding Shares as part of a hedging transaction, wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to Shares; entities classified as partnerships or other pass-through entities for U.S. federal income tax purposes; insurance companies; U.S. Shareholders (as defined below) whose functional currency is not the U.S. dollar; or tax-exempt entities, including “individual retirement accounts” or “Roth IRAs.” Unless otherwise noted, the following discussion applies only to a Shareholder that holds Shares as a capital asset and is a U.S. Shareholder. A “U.S. Shareholder” generally is a beneficial owner of Shares who is for U.S. federal income tax purposes:
•
an individual who is a citizen or resident of the United States;

•
a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•
an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•
a trust if it (a) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A prospective Shareholder that is a partner in a partnership holding Shares should consult his, her or its tax advisors with respect to the purchase, ownership and disposition of Shares.
The discussion set forth herein does not constitute tax advice. Tax laws are complex and often change, and Shareholders should consult their tax advisors about the U.S. federal, state, local or non-U.S. tax consequences of an investment in the Fund.
Taxation of the Fund
The Fund has elected to be treated for U.S. federal income tax purposes, and intends to qualify annually, as a RIC under Subchapter M of the Code. As a RIC, the Fund generally will not be subject to corporate-level U.S. federal income taxes on any ordinary income or capital gains that it distributes as dividends to Shareholders. To qualify as a RIC in any tax year, the Fund must, among other things, satisfy both a source of income test and asset diversification tests. The Fund will qualify as a RIC if (i) at least 90% of the Fund’s gross income for such tax year consists of dividends; interest; payments with respect to certain securities loans; gains from the sale or other disposition of shares, securities or foreign currencies; other income (including, but not limited to, gains from options, futures or forward contracts) derived with respect to its business of investing in such shares, securities or currencies; and net income derived from interests in “qualified publicly-traded partnerships” (such income, “Qualifying RIC Income”); and (ii) the Fund’s holdings are diversified so that, at the end of each quarter of such tax year, (a) at least 50% of the value of the Fund’s total assets is represented by cash and cash equivalents, securities of other RICs, U.S. government securities and other securities, with such other securities limited, in respect of any one issuer, to an amount not greater than 5% of the value of the Fund’s total assets and not greater than 10% of the outstanding voting securities of such issuer and (b) not more than 25% of the value of the Fund’s total assets is invested (x) in securities (other than U.S. government securities or securities of other RICs) of any one issuer or of two or more issuers that the Fund controls and that are engaged in the same, similar or related

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trades or businesses or (y) in the securities of one or more “qualified publicly-traded partnerships.” The Fund’s share of income derived from a partnership other than a “qualified publicly-traded partnership” will be treated as Qualifying RIC Income only to the extent that such income would have constituted Qualifying RIC Income if derived directly by the Fund. A “qualified publicly-traded partnership” is generally defined as an entity that is treated as a partnership for U.S. federal income tax purposes if (1) interests in such entity are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof and (2) less than 90% of its gross income for the relevant tax year consists of Qualifying RIC Income. The Code provides that the Treasury Department may by regulation exclude from Qualifying RIC Income foreign currency gains that are not directly related to the RIC’s principal business of investing in shares or securities (or options and futures with respect to shares or securities). The Fund anticipates that, in general, its foreign currency gains will be directly related to its principal business of investing in shares and securities.
In addition, to maintain RIC tax treatment, the Fund must distribute on a timely basis with respect to each tax year dividends of an amount at least equal to 90% of the sum of its “investment company taxable income” and its net tax-exempt interest income, determined without regard to any deduction for dividends paid, to Shareholders (the “90% distribution requirement”). If the Fund qualifies as a RIC and satisfies the 90%distribution requirement, the Fund generally will not be subject to U.S. federal income tax on its “investment company taxable income” and net capital gains (that is, the excess of net long-term capital gains over net short-term capital losses) that it distributes as dividends to Shareholders (including amounts that are reinvested pursuant to the DRP). In general, a RIC’s “investment company taxable income” for any tax year is its taxable income, determined without regard to net capital gains and with certain other adjustments. The Fund intends to distribute all or substantially all of its “investment company taxable income,” net tax-exempt interest income (if any) and net capital gains on an annual basis. Any taxable income, including any net capital gains that the Fund does not distribute in a timely manner, will be subject to U.S. federal income tax at regular corporate rates.
If the Fund retains any net capital gains for reinvestment, it may elect to treat such capital gains as having been distributed to Shareholders. If the Fund makes such an election, each Shareholder will be required to report its share of such undistributed net capital gains attributed to the Fund as long-term capital gain and will be entitled to claim its share of the U.S. federal income taxes paid by the Fund on such undistributed net capital gains as a credit against its own U.S. federal income tax liability, if any, and to claim a refund on a properly-filed U.S. federal income tax return to the extent that the credit exceeds such liability. In addition, each Shareholder will be entitled to increase the adjusted tax basis of its Shares by the difference between its share of such undistributed net capital gain and the related credit. There can be no assurance that the Fund will make this election if it retains all or a portion of its net capital gain for a tax year.
As a RIC, the Fund will be, subject to a nondeductible 4% federal excise tax on certain undistributed amounts for each calendar year (the “4% excise tax”). To avoid the 4% excise tax, the Fund must distribute in respect of each calendar year dividends of an amount at least equal to the sum of (1) 98% of its ordinary taxable income (taking into account certain deferrals and elections) for the calendar year, (2) 98.2% of its capital gain net income (adjusted for certain ordinary losses) generally for the one-year period ending on October 31 of the calendar year and (3) any ordinary income and capital gains for previous calendar years that were not distributed during those calendar years. For purposes of determining whether the Fund has met this distribution requirement, the Fund will be deemed to have distributed any income or gains previously subject to U.S. federal income tax. Furthermore, any distribution declared by the Fund in October, November or December of any calendar year, payable to Shareholders, of record on a specified date in such a month and actually paid during January of the following calendar year, will be treated for tax purposes as if it had been paid on December 31 of the calendar year in which the distribution was declared. The Fund generally intends to avoid the imposition of the 4% excise tax, but there can be no assurance in this regard.
If the Fund fails to qualify as a RIC or fails to satisfy the 90% distribution requirement in respect of any tax year, the Fund would be subject to U.S. federal income tax at regular corporate rates on its taxable income, including its net capital gains, even if such income were distributed, and all distributions out of earnings and profits would be taxed as ordinary dividend income. Such distributions generally would be eligible for the dividends-received deduction in the case of certain corporate Shareholders and may be eligible to be qualified dividend income in the case of certain non-corporate Shareholders, in each case, subject to certain holding period and other requirements. In addition, the Fund could be required to recognize unrealized

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gains, pay taxes and make distributions (any of which could be subject to interest charges) before re-qualifying for taxation as a RIC. If the Fund fails to satisfy either the income test or asset diversification test described above, in certain cases, however, the Fund may be able to avoid losing its status as a RIC by timely providing notice of such failure to the IRS, curing such failure and possibly paying an additional tax or penalty.
Some of the investments that the Fund is expected to make, such as investments in debt instruments having market discount and/or treated as issued with OID, may cause the Fund to recognize income or gain for U.S. federal income tax purposes prior to the receipt of any corresponding cash or other property. As a result, the Fund may have difficulty meeting the 90% distribution requirement necessary to maintain RIC tax treatment. Because this income will be included in the Fund’s investment company taxable income for the tax year it is accrued, the Fund may be required to make a distribution to Shareholders to meet the 90% distribution requirement described above, even though the Fund will not have received any corresponding cash or property. The Fund may be required to borrow money, dispose of other securities or forgo new investment opportunities for this purpose.
There may be uncertainty as to the appropriate treatment of certain of the Fund’s investments for U.S. federal income tax purposes. In particular, the Fund expects to invest a portion of its net assets in below investment grade instruments. U.S. federal income tax rules with respect to such instruments are not entirely clear about issues such as whether and to what extent the Fund should recognize interest, OID or market discount, when and to what extent deductions may be taken for bad debts or worthless instruments, how payments received on obligations in default should be allocated between principal and income and whether exchanges of debt obligations in a bankruptcy or workout context are taxable. These and other issues will be addressed by the Fund, to the extent necessary, in connection with the Fund’s general intention to distribute sufficient income to qualify, and maintain its qualification to be subject to tax as a RIC and to minimize the risk that it becomes subject to U.S. federal income or excise tax.
Income received by the Fund from sources outside the United States may be subject to withholding and other taxes imposed by such countries, thereby reducing income available to the Fund. Tax conventions between certain countries and the United States may reduce or eliminate such taxes. The Fund generally intends to conduct its investment activities to minimize the impact of foreign taxation, but there is no guarantee that the Fund will be successful in this regard. If more than 50% of the value of the Fund’s total assets at the close of its tax year consists of securities of foreign corporations, the Fund will be eligible to elect to “pass-through” to the Shareholders the foreign source amount of income deemed earned and the respective amount of foreign taxes paid by the Fund. If the Fund so elects, each Shareholder would be required to include in gross income, even though not actually received, each Shareholder’s pro rata share of the foreign taxes paid or deemed paid by the Fund, but would be treated as having paid its pro rata share of such foreign taxes and would therefore be allowed to either deduct such amount in computing taxable income or use such amount (subject to various limitations) as a foreign tax credit against federal income tax (but not both).
The Fund may invest in shares of foreign companies that are classified under the Code as passive foreign investment companies (“PFICs”). In general, a foreign company is considered a PFIC if at least 50% of its assets constitute investment-type assets or 75% or more of its gross income is investment-type income. In general under the PFIC rules, an “excess distribution” received with respect to PFIC shares is treated as having been realized ratably over the period during which the Fund held the PFIC shares. The Fund generally will be subject to tax on the portion, if any, of the excess distribution that is allocated to the Fund’s holding period in prior tax years (and an interest factor will be added to the tax, as if the tax had actually been payable in such prior tax years) even though the Fund distributes the corresponding income to Shareholders. Excess distributions include any gain from the sale of PFIC shares as well as certain distributions from a PFIC. All excess distributions are taxable as ordinary income.
The Fund may be eligible to elect alternative tax treatment with respect to PFIC shares. Under one such election (i.e., a “QEF” election), the Fund generally would be required to include in its gross income its share of the earnings of a PFIC on a current basis, regardless of whether any distributions are received from the PFIC. If this election is made, the special rules, discussed above, relating to the taxation of excess distributions, would not apply. Furthermore, under U.S. Treasury Regulations, certain income derived by the Fund from a PFIC with respect to which the Fund has made a QEF election would generally constitute

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qualifying income for purposes of determining the Fund’s ability to be subject to tax as a RIC to the extent the PFIC makes distributions of that income to the Fund or if the income was derived with respect to the Fund’s business of investing. Alternatively, the Fund may be able to elect to mark its PFIC shares to market, resulting in any unrealized gains at the Fund’s tax year end being treated as though they were recognized and reported as ordinary income. Any mark-to-market losses and any loss from an actual disposition of the PFIC’s Shares would be deductible as ordinary losses to the extent of any net mark-to-market gains included in income in prior tax years with respect to shares in the same PFIC.
Because the application of the PFIC rules may affect, among other things, the character of gains, the amount of gain or loss and the timing of the recognition of income, gain or loss with respect to PFIC shares, as well as subject the Fund itself to tax on certain income from PFIC shares, the amount that must be distributed to Fund Shareholders, and which will be recognized by Fund Shareholders as ordinary income or long-term capital gain, may be increased or decreased substantially as compared to a fund that did not invest in PFIC shares. Note that distributions from a PFIC are not eligible for the reduced rate of tax on distributions of “qualified dividend income” as discussed below.
Some of the CLOs in which the Fund invests may be PFICs, which are generally subject to the tax consequences described above. Investment in certain equity interests of CLOs that are subject to treatment as PFICs for U.S. federal income tax purposes may cause the Fund to recognize income in a tax year in excess of the Fund’s distributions from such CLOs, PFICs and the Fund’s proceeds from sales or other dispositions of equity interests in other CLOs and other PFICs during that tax year. As a result, the Fund generally would be required to distribute such income to satisfy the 90% distribution requirement applicable to RICs.
If the Fund holds more than 10% of the interests treated as equity for U.S. federal income tax purposes in a foreign corporation that is treated as a controlled foreign corporation (“CFC”), including equity tranche investments and certain debt tranche investments in a CLO treated as a CFC, the Fund may be treated as receiving a deemed distribution (taxable as ordinary income) each tax year from such foreign corporation of an amount equal to the Fund’s pro rata share of the foreign corporation’s earnings for such tax year (including both ordinary earnings and capital gains), whether or not the corporation makes an actual distribution to the Fund during such tax year. This deemed distribution is required to be included in the income of certain U.S. shareholders of a CFC, such as the Fund, regardless of whether a U.S. shareholder has made a QEF election with respect to such CFC. The Fund is generally required to distribute such income in order to satisfy the 90% distribution requirement applicable to RICs, even to the extent the Fund’s income from a CFC exceeds the distributions from the CFC and the Fund’s proceeds from the sales or other dispositions of CFC stock during that tax year. As such, the Fund may limit and/or manage its holdings in issuers that could be treated as CFCs in order to ensure the Fund’s continued qualification as a RIC and/or maximize the Fund’s after-tax return from these investments. In general, a foreign corporation will be treated as a CFC for U.S. federal income tax purposes if more than 50% of the shares of the foreign corporation, measured by reference to combined voting power or value, is owned (directly, indirectly or by attribution) by U.S. Shareholders. A “U.S. Shareholder,” for this purpose, is any U.S. person that possesses (actually or constructively) 10% or more of the combined voting power or value of all classes of shares of a corporation.
The functional currency of the Fund, for U.S. federal income tax purposes, is the U.S. dollar. Gains or losses attributable to fluctuations in foreign currency exchange rates that occur between the time a Fund accrues interest income or other receivables or accrues expenses or other liabilities denominated in a foreign currency and the time the Fund actually collects such receivables or pays such liabilities generally are respectively characterized as ordinary income or ordinary loss for U.S. federal income tax purposes. Similarly, on the sale of other disposition of certain investments, including debt securities, certain forward contracts, as well as other derivative financial instruments, denominated in a foreign currency, gains or losses attributable to fluctuations in the value of foreign currency between the date of acquisition of the security or contract and the date of disposition also are generally treated as ordinary gain or loss. These gains and losses, referred to under the Code as “section 988” gains and losses, may increase or decrease the amount of the Fund’s investment company taxable income subject to distribution to Fund Shareholders as ordinary income. For example, fluctuations in exchange rates may increase the amount of income that the Fund must distribute to qualify for tax treatment as a RIC and to prevent application of an excise tax on undistributed income. Alternatively, fluctuations in exchange rates may decrease or eliminate income available for distribution. If section 988 losses exceed other investment company taxable income during a tax year, the Fund would not be

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able to distribute amounts considered dividends for U.S. federal income tax purposes, and any distributions during a tax year made by the Fund before such losses were recognized would be re-characterized as a return of capital to Fund Shareholders for U.S. federal income tax purposes, rather than as ordinary dividend income, and would reduce each Fund Shareholder’s tax basis in Shares.
If the Fund utilizes leverage through the issuance of Preferred Shares or borrowings, it will be prohibited from declaring a distribution or dividend if it would fail the applicable asset coverage test(s) under the 1940 Act after the payment of such distribution or dividend. In addition, certain covenants in credit facilities or indentures may impose greater restrictions on the Fund’s ability to declare and pay dividends on Shares. Limits on the Fund’s ability to pay dividends on Shares may prevent the Fund from meeting the 90% distribution requirement described above and, as a result, may affect the Fund’s ability to be subject to tax as a RIC or subject the Fund to the 4% excise tax. The Fund endeavors to avoid restrictions on its ability to make distribution payments. If the Fund is precluded from making distributions on Shares because of any applicable asset coverage requirements, the terms of Preferred Shares (if any) may provide that any amounts so precluded from being distributed, but required to be distributed by the Fund to enable the Fund to satisfy the 90% distribution requirement that would enable the Fund to be subject to tax as a RIC, will be paid to the holders of Preferred Shares as a special distribution. This distribution can be expected to decrease the amount that holders of Preferred Shares would be entitled to receive upon redemption or liquidation of such Preferred Shares.
Certain of the Fund’s investments are expected to be subject to special U.S. federal income tax provisions that may, among other things, (1) disallow, suspend or otherwise limit the allowance of certain losses or deductions, (2) convert lower-taxed long-term capital gains into higher-taxed short-term capital gains or ordinary income, (3) convert an ordinary loss or a deduction into a capital loss, the deductibility of which is more limited, (4) adversely affect when a purchase or sale of shares or securities is deemed to occur, (5) adversely alter the intended characterization of certain complex financial transactions, (6) cause the Fund to recognize income or gain without a corresponding receipt of cash, (7) treat dividends that would otherwise constitute qualified dividend income as non-qualified dividend income, (8) treat dividends that would otherwise be eligible for the corporate dividends received deduction as ineligible for such treatment and (9) produce income that will not constitute Qualifying RIC Income. The application of these rules could cause the Fund to be subject to U.S. federal income tax or the 4% excise tax and, under certain circumstances, could affect the Fund’s status as a RIC. The Fund monitors its investments and may make certain tax elections to mitigate the effect of these provisions.
Under current tax law, conversion between share classes is generally not expected to be a taxable event to the Shareholder.
The remainder of this discussion assumes that the Fund has qualified and maintain its qualification as a RIC and has satisfied the 90% distribution requirement described above.
Taxation of U.S. Shareholders
Distributions
Distributions of the Fund’s ordinary income and net short-term capital gains will, except as described below with respect to distributions of “qualified dividend income,” generally be taxable to Shareholders as ordinary income to the extent such distributions are paid out of the Fund’s current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Distributions (or deemed distributions, as described above), if any, of net capital gains will be taxable as long-term capital gains, regardless of the length of time a Shareholder has owned Shares. The ultimate tax characterization of the Fund’s distributions made in a tax year cannot be determined until after the end of the tax year. As a result, the Fund may make total distributions during a tax year in an amount that exceeds the current and accumulated earnings and profits of the Fund. A distribution of an amount in excess of the Fund’s current and accumulated earnings and profits will be treated by a Shareholder as a return of capital that will be applied against and reduce the Shareholder’s tax basis in its Shares. To the extent that the amount of any such distribution exceeds the Shareholder’s tax basis in its Shares, the excess will be treated as gain from a sale or exchange of Shares. Distributions will be treated in the manner described above regardless of whether such distributions are paid in cash or invested in additional Shares. Generally, for U.S. federal income tax purposes, a Shareholder

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receiving Shares under the DRP will be treated as having received a distribution equal to the fair market value of such Shares on the date the Shares are credited to the Shareholder’s account.
A return of capital to Shareholders is a return of a portion of their original investment in the Fund, thereby reducing the tax basis of their investment. As a result from such reduction in tax basis, Shareholders may be subject to tax in connection with the sale of Shares, even if such Shares are sold at a loss relative to the Shareholder’s original investment.
It is expected that a substantial portion of the Fund’s income will consist of ordinary income. For example, interest and OID derived by the Fund characterized as ordinary income for U.S. federal income tax purposes. In addition, gain derived by the Fund from the disposition of debt instruments with “market discount” (generally, securities with a fixed maturity date of more than one year from the date of issuance acquired by the Fund at a price below the lesser of their stated redemption price at maturity or accreted value, in the case of securities with OID) will be characterized as ordinary income for U.S. federal income tax purposes to the extent of the market discount that has accrued, as determined for U.S. federal income tax purposes, at the time of such disposition, unless the Fund makes an election to accrue market discount on a current basis. In addition, certain of the Fund’s investments will be subject to other special U.S. federal income tax provisions that may affect the character, increase the amount and/or accelerate the timing of distributions to Shareholders.
Certain distributions reported by the Fund as Section 163(j) interest dividends may be treated as interest income by Shareholders for purposes of the tax rules applicable to interest expense limitations under Section 163(j). Such treatment by the Shareholder is generally subject to holding period requirements and other potential limitations, although the holding period requirements are generally not applicable to dividends declared by money market funds and certain other funds that declare dividends daily and pay such dividends on a monthly or more frequent basis. The amount that the Fund is eligible to report as a Section 163(j) dividend for a tax year is generally limited to the excess of the Fund’s business interest income over the sum of the Fund’s (i) business interest expense and (ii) other deductions properly allocable to the Fund’s business interest income.
Distributions made by the Fund to a corporate Shareholder will qualify for the dividends-received deduction only to the extent that the distributions consist of qualifying dividends received by the Fund. In addition, any portion of the Fund’s dividends otherwise qualifying for the dividends-received deduction will be disallowed or reduced if the corporate Shareholder fails to satisfy certain requirements, including a holding period requirement, with respect to its Shares. Distributions of “qualified dividend income” to an individual or other non-corporate Shareholder will be treated as “qualified dividend income” to such Shareholder and generally will be taxed at long-term capital gain rates, provided the Shareholder satisfies the applicable holding period and other requirements. “Qualified dividend income” generally includes dividends from domestic corporations and dividends from foreign corporations that meet certain specified criteria. Given the Fund’s investment strategy, it is not expected that a significant portion of the distributions made by the Fund will be eligible for the dividends-received deduction or the reduced rates applicable to “qualified dividend income.”
If a person acquires Shares shortly before the record date of a distribution, the price of the Shares may include the value of the distribution, and the person will be subject to tax on the distribution even though economically it may represent a return of his, her or its investment in such Shares.
Distributions paid by the Fund generally will be treated as received by a Shareholder at the time the distribution is made. However, the Fund may, under certain circumstances, elect to treat a distribution that is paid during the following tax year as if it had been paid during the tax year in which the income or gains supporting the distribution was earned. If the Fund makes such an election, the Shareholder will still be treated as receiving the distribution in the tax year in which the distribution is received. In this instance, however, any distribution declared by the Fund in October, November or December of any calendar year, payable to Shareholders of record on a specified date in such a month and actually paid during January of the following calendar year, will be treated for tax purposes as if it had been received by Shareholders on December 31 of the calendar year in which the distribution was declared.
The Fund (or if a Shareholder holds Shares through an intermediary, such intermediary) will send to its Shareholders, as promptly as possible after the end of each calendar year the U.S. federal tax status of

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distributions, including the amounts includible in such Shareholder’s taxable income for such year as ordinary income and as long-term capital gain. In addition, the federal tax status of each year’s distributions generally will be reported to the IRS, including the amount of distributions, if any, eligible for the preferential maximum rate generally applicable to long-term capital gains. Shareholders receiving distributions in the form of additional Shares will receive a report as to the NAV of those Shares. Distributions paid by the Fund generally will not be eligible for the corporate dividends received deduction or the preferential tax rate applicable to Qualifying Dividends because the Fund’s income generally will not consist of dividends.
Distributions may also be subject to additional state, local and foreign taxes depending on a Shareholder’s particular situation.
Sale or Exchange of Shares
The repurchase or transfer of Shares may result in a taxable gain or loss to the tendering Shareholder. Different tax consequences may apply for tendering and non-tendering Shareholders in connection with a repurchase offer. For example, if a Shareholder does not tender all of his or her Shares, such repurchase may not be treated as a sale or exchange for U.S. federal income tax purposes, and may result in deemed distributions to non-tendering Shareholders. On the other hand, Shareholders holding Shares as capital assets who tender all of their Shares (including Shares deemed owned by Shareholders under constructive ownership rules) will be treated as having sold their Shares and generally will recognize capital gain or loss. The amount of the gain or loss will be equal to the difference between the amount received for the Shares and the Shareholder’s adjusted tax basis in the relevant Shares. Such gain or loss generally will be a long-term capital gain or loss if the Shareholder has held such Shares as capital assets for more than one year. Otherwise, the gain or loss will be treated as short-term capital gain or loss.
Losses realized by a Shareholder on the sale or exchange of Shares held as capital assets for six months or less will be treated as long-term capital losses to the extent of any distribution of long-term capital gains received (or deemed received, as discussed above) with respect to such Shares. In addition, no loss will be allowed on a sale or other disposition of Shares if the Shareholder acquires (including through reinvestment of distributions or otherwise) Shares, or enters into a contract or option to acquire Shares, within 30 days before or after any disposition of such Shares at a loss. In such a case, the basis of the Shares acquired will be adjusted to reflect the disallowed loss. Under current law, net capital gains recognized by non-corporate Shareholders are generally subject to U.S. federal income tax at lower rates than the rates applicable to ordinary income.
In general, Shareholders currently are generally subject to a maximum federal income tax rate of either 15% or 20% (depending on whether the Shareholder’s income exceeds certain threshold amounts) on their net capital gain (i.e., the excess of realized net long-term capital gains over realized net short-term capital losses), including any long-term capital gain derived from an investment in Shares. Such rate is lower than the maximum rate on ordinary income currently payable by individuals. Corporate Shareholders currently are subject to U.S. federal income tax on net capital gain at the maximum rate also applied to ordinary income (currently at 21%). Non-corporate Shareholders with net capital losses for a tax year (i.e., capital losses in excess of capital gains) generally may deduct up to $3,000 of such losses against their ordinary income each tax year. Any net capital losses of a non-corporate Shareholder in excess of $3,000 generally may be carried forward and used in subsequent tax years as provided in the Code. Corporate Shareholders generally may not deduct any net capital losses for a tax year, but may carry back such losses for three tax years or carry forward such losses for five tax years.
An additional 3.8% Medicare tax is imposed on certain net investment income (including ordinary dividends and capital gain distributions received from the Fund and net gains from redemptions or other taxable dispositions of Shares) of U.S. individuals, estates and trusts to the extent that such person’s “modified adjusted gross income” (in the case of an individual) or “adjusted gross income” (in the case of an estate or trust) exceeds certain threshold amounts. U.S. persons that are individuals, estates or trusts are urged to consult their tax advisors regarding the applicability of this tax to their income and gains in respect of their investment in the Fund.
Under U.S. Treasury regulations, if a Shareholder recognizes losses with respect to Shares of $2 million or more for an individual Shareholder or $10 million or more for a corporate Shareholder, the Shareholder

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must file with the IRS a disclosure statement on IRS Form 8886. Direct shareholders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, shareholders of a RIC are not excepted. Future guidance may extend the current exception from this reporting requirement to shareholders of most or all RICs. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Shareholders should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.
Reporting of adjusted cost basis information is required for covered securities, which generally include shares of a RIC acquired after January 1, 2012, to the IRS and to taxpayers. Shareholders should contact their Financial Intermediaries with respect to reporting of cost basis and available elections for their accounts.
Backup Withholding and Information Reporting
Information returns will be filed with the IRS in connection with payments on Shares and the proceeds from a sale or other disposition of Shares. A Shareholder will be subject to backup withholding on all such payments if it fails to provide the payor with its correct taxpayer identification number (generally, in the case of a U.S. resident Shareholder, on an IRS Form W-9) and to make required certifications or otherwise establish an exemption from backup withholding. Corporate Shareholders and certain other Shareholders generally are exempt from backup withholding. Backup withholding is not an additional tax. Any amounts withheld as backup withholding may be credited against the applicable Shareholder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.
Taxation of Non-U.S. Shareholders
Whether an investment in the Fund is appropriate for a non-U.S. Shareholder (as defined below) will depend upon that investor’s particular circumstances. An investment in the Fund by a non-U.S. Shareholder may have adverse tax consequences. Non-U.S. Shareholders should consult their tax advisors before investing in Shares.
The U.S. federal income taxation of a Shareholder that is a nonresident alien individual, a foreign trust or estate or a foreign corporation, as defined for U.S. federal income tax purposes (a “non-U.S. Shareholder”), depends on whether the income that the Shareholder derives from the Fund is “effectively connected” with a U.S. trade or business carried on by the Shareholder.
If the income that a non-U.S. Shareholder derives from the Fund is not “effectively connected” with a U.S. trade or business carried on by such non-U.S. Shareholder, distributions of “investment company taxable income” will generally be subject to a U.S. federal withholding tax at a rate of 30% (or a lower rate provided under an applicable treaty). Alternatively, if the income that a non-U.S. Shareholder derives from the Fund is effectively connected with a U.S. trade or business of the non-U.S. Shareholder, the Fund will not be required to withhold U.S. federal tax if the non-U.S. Shareholder complies with applicable certification and disclosure requirements, although such income will be subject to U.S. federal income tax in the manner described below and at the rates applicable to U.S. residents. Backup withholding will not, however, be applied to payments that have been subject to this 30% withholding tax applicable to non-U.S. Shareholders.
A non-U.S. Shareholder whose income from the Fund is not “effectively connected” with a U.S. trade or business will generally be exempt from U.S. federal income tax on capital gains distributions, any amounts retained by the Fund that are designated as undistributed capital gains and any gains realized upon the sale or exchange of Shares. If, however, such a non-U.S. Shareholder is a nonresident alien individual and is physically present in the United States for 183 days or more during the tax year and meets certain other requirements such capital gains distributions, undistributed capital gains and gains from the sale or exchange of Shares will be subject to a 30% U.S. tax.
Furthermore, properly reported distributions by the Fund and received by non-U.S. Shareholders are generally exempt from U.S. federal withholding tax when they (a) are paid by the Fund in respect of the Fund’s “qualified net interest income” (i.e., the Fund’s U.S. source interest income, subject to certain exceptions, reduced by expenses that are allocable to such income), or (b) are paid by the Fund in connection with the Fund’s “qualified short-term capital gains” (generally, the excess of the Fund’s net short-term capital gains over the Fund’s long-term capital losses for such tax year). However, depending on the circumstances, the Fund may report all, some or none of the Fund’s potentially eligible distributions as

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derived from such qualified net interest income or from such qualified short-term capital gains, and a portion of such distributions (e.g., derived from interest from non-U.S. sources or any foreign currency gains) would be ineligible for this potential exemption from withholding. Moreover, in the case of Shares held through an intermediary, the intermediary may have withheld amounts even if the Fund reported all or a portion of a distribution as exempt from U.S. federal withholding tax. To qualify for this exemption from withholding, a non-U.S. Shareholder must comply with applicable certification requirements relating to its non-U.S. tax residency status (including, in general, furnishing an IRS Form W-8BEN, IRS Form W-8BEN-E, IRS Form W-8ECI, IRS Form W-8IMY or IRS Form W-8EXP, or an acceptable substitute or successor form). Thus, an investment in the Shares by a non-U.S. Shareholder may have adverse tax consequences as compared to a direct investment in the assets in which the Fund will invest.
If the income from the Fund is “effectively connected” with a U.S. trade or business carried on by a non-U.S. Shareholder, any distributions of “investment company taxable income,” capital gains distributions, amounts retained by the Fund that are designated as undistributed capital gains and any gains realized upon the sale or exchange of Shares will be subject to U.S. income tax, on a net income basis, in the same manner, and at the graduated rates applicable to, U.S. persons. If such a non-U.S. Shareholder is a corporation, it may also be subject to the U.S. branch profits tax.
A non-U.S. Shareholder other than a corporation may be subject to backup withholding on net capital gains distributions that are otherwise exempt from withholding tax or on distributions that would otherwise be taxable at a reduced treaty rate if such Shareholder does not certify its non-U.S. status under penalties of perjury or otherwise establish an exemption.
If the Fund distributes net capital gains in the form of deemed rather than actual distributions, a non-U.S. Shareholder will be entitled to a U.S. federal income tax credit or tax refund equal to the Shareholder’s allocable share of the tax the Fund pays on the capital gains deemed to have been distributed. To obtain the refund, the non-U.S. Shareholder must obtain a U.S. taxpayer identification number and file a federal income tax return even if the non-U.S. Shareholder would not otherwise be required to obtain a U.S. taxpayer identification number or file a federal income tax return.
Under the Foreign Account Tax Compliance Act provisions of the Code, the Fund is required to withhold U.S. tax (at a 30% rate) on payments of taxable dividends made to certain non-U.S. entities that fail to comply (or be deemed compliant) with extensive reporting and withholding requirements in the Code designed to inform the U.S. Department of the Treasury of U.S.-owned foreign investment accounts. Shareholders may be requested to provide additional information to the Fund to enable the Fund to determine whether withholding is required.
The tax consequences to a non-U.S. Shareholder entitled to claim the benefits of an applicable tax treaty may differ from those described herein. Non-U.S. Shareholders are advised to consult their tax advisors with respect to the particular tax consequences to them of an investment in the Fund, including the potential application of the U.S. estate tax.
Other Taxes
Shareholders may be subject to state, local and non-U.S. taxes applicable to their investment in the Fund. In those states or localities, entity-level tax treatment and the treatment of distributions made to Shareholders under those jurisdictions’ tax laws may differ from the treatment under the Code. Accordingly, an investment in Shares may have tax consequences for Shareholders that are different from those of a direct investment in the Fund’s portfolio investments. Shareholders are advised to consult their tax advisors with respect to the particular tax consequences to them of an investment in the Fund.

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ERISA CONSIDERATIONS
Employee benefit plans and other plans subject to ERISA or Section 4975 of the Code, including corporate savings and 401(k) plans, IRAs and Keogh Plans (each, a “Plan”). may purchase Shares. ERISA imposes certain general and specific responsibilities on persons who are fiduciaries with respect to a Plan that is subject to ERISA, including prudence, diversification, prohibited transactions and other standards, and Section 4975 of the Code imposes prohibited transaction restrictions on persons who are fiduciaries with respect to a Plan that is subject to Section 4975 of the Code. Because the Fund is registered as an investment company under the 1940 Act, the underlying assets of the Fund will not be considered to be “plan assets” of any Plan investing in the Fund for purposes of the fiduciary responsibility and prohibited transaction rules under Title I of ERISA or Section 4975 of the Code. Thus, none of the Fund or the Advisers will be a fiduciary within the meaning of ERISA or Section 4975 of the Code with respect to the assets of any Plan that becomes a Shareholder, solely as a result of the Plan’s investment in the Fund.
The provisions of ERISA and Section 4975 of the Code are subject to extensive and continuing administrative and judicial interpretation and review. The discussion of ERISA and Section 4975 of the Code contained herein is, of necessity, general and may be affected by future publication of regulations and rulings. Potential investors should consult their legal advisers regarding the consequences under ERISA and/or the Code of an investment in the Fund through a Plan.

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ANTI-TAKEOVER PROVISIONS IN THE DECLARATION OF TRUST
The Declaration of Trust includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund or to change the composition of the Board. These provisions may have the effect of discouraging attempts to acquire control of the Fund, which attempts could have the effect of increasing the expenses of the Fund and interfering with the normal operation of the Fund. The Trustees are elected for indefinite terms and do not stand for reelection. A Trustee may be removed from office (i) with cause only by a written instrument signed or adopted by two-thirds of the remaining Trustees; or (ii) without cause only by a written instrument signed or adopted by all of the remaining Trustees. The Declaration of Trust does not contain any other specific inhibiting provisions that would operate only with respect to an extraordinary transaction such as a merger, reorganization, tender offer, sale or transfer of substantially all of the Fund’s asset, or liquidation. Reference should be made to the Declaration of Trust on file with the SEC for the full text of these provisions.

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PLAN OF DISTRIBUTION
ALPS Distributors, Inc., located at 1290 Broadway, Suite 1000, Denver, CO 80203, serves as the Fund’s principal underwriter and acts as the Distributor of the Fund’s Shares on a best efforts basis, subject to various conditions. Class U Shares are offered for sale through the Distributor at NAV. The Distributor also may enter into agreements with Financial Intermediaries for the sale and servicing of the Fund’s Shares. While Class U Shares do not impose a front-end sales charge, if you purchase Class U Shares through certain financial firms, they may directly charge you transaction or other fees in such amount as they may determine. Please consult your financial firm for additional information. The Fund offers on a continuous basis an unlimited number of shares of beneficial interest through the Distributor. No arrangement has been made to place funds received in an escrow, trust or similar account. The Distributor is not required to sell any specific number or dollar amount of the Fund’s Shares but will use its best efforts to solicit orders for the purchase of the Shares. Shares of the Fund will not be listed on any national securities exchange and the Distributor will not act as a market marker in Shares. Class U Shares will pay to the Distributor a Distribution Fee that will accrue at an annual rate equal to 0.75% of the Fund’s average daily net assets attributable to Class U Shares and is payable on a quarterly basis.
The Distributor has entered into a wholesale marketing agreement with CION Securities, a registered broker-dealer and an affiliate of CION. Pursuant to the terms of the wholesale marketing agreement, CION Securities will seek to market and otherwise promote the Fund through various wholesale distribution channels, including, but not limited to, regional and independent retail broker-dealers and registered investment advisers.
The Advisers or their affiliates, in the Advisers’ discretion and from their own resources, may pay Additional Compensation to Financial Intermediaries in connection with the sale of Shares. In return for the Additional Compensation, the Fund may receive certain marketing advantages including access to a Financial Intermediaries’ registered representatives, placement on a list of investment options offered by a Financial Intermediary, or the ability to assist in training and educating the Financial Intermediaries. The Additional Compensation may differ among Financial Intermediaries in amount or in the manner of calculation: payments of Additional Compensation may be fixed dollar amounts, or based on the aggregate value of outstanding Shares held by Shareholders introduced by the Financial Intermediary, or determined in some other manner. The receipt of Additional Compensation by a selling Financial Intermediary may create potential conflicts of interest between an investor and its Financial Intermediary who is recommending the Fund over other potential investments. Additionally, the Fund pays a servicing fee to the Financial Intermediaries or financial institutions and for providing ongoing services in respect of clients with whom it has distributed shares of the Fund. Such services may include electronic processing of client orders, electronic fund transfers between clients and the Fund, account reconciliations with the Fund’s transfer agent, facilitation of electronic delivery to clients of Fund documentation, monitoring client accounts for back-up withholding and any other special tax reporting obligations, maintenance of books and records with respect to the foregoing, and such other information and ongoing liaison services as the Fund or the Advisers may reasonably request.
The Fund and the Advisers have agreed to indemnify the Distributor against certain liabilities, including liabilities under the 1933 Act, or to contribute to payments the Distributor may be required to make because of any of those liabilities. Such agreement does not include indemnification of the Distributor against liability resulting from willful misfeasance, bad faith or negligence on the part of the Distributor in the performance of its duties or from reckless disregard by the Distributor of its obligations and duties under the Distribution Agreement.
Purchasing Shares
Investors may purchase Shares directly from the Fund in accordance with the instructions below. Investors will be assessed fees for returned checks and stop payment orders at prevailing rates charged by SS&C GIDS, Inc. The returned check and stop payment fee is currently $25. Investors may buy and sell Shares of the Fund through Financial Intermediaries. Orders will be priced at the appropriate price next computed after it is received by a Financial Intermediary and accepted by the Fund. A Financial Intermediary may hold Shares in an omnibus account in the Financial Intermediary’s name or the Financial Intermediary may maintain individual ownership records. The Fund may pay the Financial Intermediary for maintaining individual ownership records as well as providing other shareholder services. Financial

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Intermediaries may charge fees for the services they provide in connection with processing your transaction order or maintaining an investor’s account with them. Investors should check with their Financial Intermediary to determine if it is subject to these arrangements. Financial Intermediaries are responsible for placing orders correctly and promptly with the Fund, forwarding payment promptly. Orders transmitted with a Financial Intermediary before the close of regular trading (generally 4:00 p.m., Eastern Time) on a day that the NYSE is open for business, will be priced based on the Fund’s NAV next computed after it is received by the Financial Intermediary.
Investors may purchase Shares through a broker-dealer or Financial Intermediary that may establish different minimum investment requirements than the Fund. While Class U Shares do not impose a front-end sales charge, if you purchase Class U Shares through certain financial firms, they may directly charge you transaction or other fees in such amount as they may determine. Please consult your financial firm for additional information. Shares purchased through a broker-dealer or Financial Intermediary will normally be held in an investor’s account with that firm.
The availability of sales charge waivers, discounts, and/or breakpoints may depend on the particular Financial Intermediary or type of account through which an investor purchases or holds Shares. Investors should contact their Financial Intermediary for more information regarding applicable sales charge waivers and discounts available to them and the Financial Intermediary’s related policies and procedures.
If an investment is made through an IRA, Keogh plan or 401(k) plan, an approved trustee must process and forward the subscription to the Fund. In such case, the Fund will send the confirmation and notice of its acceptance to the trustee.
By Mail
To make an initial purchase by mail, complete an account application and mail the application, together with a check made payable to CION Ares Diversified Credit Fund to:
Regular Mail:
CION Ares Diversified Credit Fund
SS&C GIDS, Inc.
P.O. Box 219422
Kansas City, MO 64121-9422
Overnight Mail:
Please call 1-888-729-4266 for the overnight mailing address.
All checks must be in US Dollars drawn on a domestic bank. The Fund will not accept payment in cash or money orders. The Fund may accept cashier’s checks in amounts greater than $10,000. To prevent check fraud, the Fund will neither accept third party checks, Treasury checks, credit card checks, traveler’s checks or starter checks for the purchase of shares, nor post-dated checks, postdated on-line bill pay checks, or any conditional purchase order or payment.
The transfer agent will charge a $25 fee against an investor’s account, in addition to any loss sustained by the Fund, for any payment that is returned. It is the policy of the Fund not to accept applications under certain circumstances or in amounts considered disadvantageous to Shareholders. The Fund reserves the right to reject any application.
By Wire — Initial Investment
To make an initial investment in the Fund, the transfer agent must receive a completed account application from a Financial Intermediary before an investor wires funds. The Financial Intermediary may mail or overnight deliver an account application to the transfer agent. Upon receipt of the completed account application, the transfer agent will establish an account. The account number assigned will be required as part of the instruction that should be provided to an investor’s bank to send the wire. An investor’s bank must include both the name of the Fund, the account number, and the investor’s name so that monies can be correctly applied. If you wish to wire money to make an investment in the Fund, please call the Fund at 800-343-3736 for wiring instructions and to notify the Fund that a wire transfer is coming. Any commercial bank can transfer same-day funds via wire. The Fund will normally accept wired funds for investment on

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the day received if they are received by the Fund’s designated bank before the close of regular trading on the NYSE. Your bank may charge you a fee for wiring same-day funds. The bank should transmit funds by wire to:
ABA #: 101 000 695
Credit: UMB Bank, NA
Account #: 9872291549
Further Credit:
CION Ares Diversified Credit Fund
(shareholder registration)
(shareholder account number)
Automatic Investment Plan — Subsequent Investments
You may participate in the Fund’s Automatic Investment Plan, an investment plan that automatically moves money from your bank account and invests it in the Fund through the use of electronic funds transfers or automatic bank drafts. You may elect to make subsequent investments by transfers of a minimum of $100 for regular accounts and $50 for retirement plan accounts on specified days of each month into your established Fund account. Please contact your registered representative/investment advisor for more information about the Fund’s Automatic Investment Plan.
In compliance with the USA Patriot Act of 2001, SS&C GIDS, Inc. will verify certain information on each account application as part of the Fund’s Anti-Money Laundering Program. As requested on the application, investors must supply full name, date of birth, social security number and permanent street address. Mailing addresses containing only a P.O. Box will not be accepted. Registered representatives/investment advisors may call Investor Relations at 888-729-4266 for additional assistance when completing an application.
If SS&C GIDS, Inc. does not have a reasonable belief of the identity of a customer, the account will be rejected or the customer will not be allowed to perform a transaction on the account until such information is received. The Fund also may reserve the right to close the account within 5 business days if clarifying information/documentation is not received.
Purchase Terms
The minimum initial purchase by an investor is $2,500. The Fund reserves the right to waive the investment minimum. The Fund’s Class U Shares are offered for sale through its Distributor at NAV. While Class U Shares do not impose a front-end sales charge, if you purchase Class U Shares through certain financial firms, they may directly charge you transaction or other fees in such amount as they may determine. Please consult your financial firm for additional information. The price of Class U Shares during the Fund’s continuous offering will fluctuate over time with the NAV of the Shares.
Converting Shares
Investors eligible to purchase Class I Shares may convert Class U Shares to Class I Shares. Class U Shares will automatically convert into Class I Shares if the total sales charge would otherwise exceed the limits of FINRA Rule 2341. Class I Shares are not subject to any upfront sales charge. Class I Shares are not subject to a distribution fee, shareholder servicing fees, or contingent deferred sales charge. Class I Shares may only be available through certain Financial Intermediaries. For all accounts, Class I Shares require a minimum investment of $1,000,000, while subsequent investments may be made with any amount. The Fund reserves the right to waive the investment minimum.
You can process your conversion by contacting your Financial Intermediary. You may also send conversion requests to the Fund’s transfer agent, SS&C GIDS, Inc., by mail to CION Ares Diversified Credit Fund c/o SS&C GIDS, Inc., P.O. Box 219422, Kansas City, MO 64121-9422 or by calling the toll free number 888-729-4266.
As of the date of this Prospectus, the Fund is the only fund managed by CAM. To the extent that CAM manages other funds in the future, Shareholders may be permitted to move their investment in Shares of the Fund into such other funds in connection with the Fund’s quarterly repurchases. In this case, rather

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than tendering shares for cash, a Fund Shareholder would elect to have the dollar value of its Shares accepted for purchases of shares of another CAM-managed fund. Such conversions would occur in conjunction with quarterly repurchases made by the Fund and would be subject to those repurchase offer risks, such as the risk that Shareholders may be unable to liquidate all or a given percentage of their investment in the Fund during a particular repurchase offer, that are described elsewhere in this Prospectus.
A conversion of shares of one Class directly for shares of another Class of the Fund normally should not be taxable for federal income tax purposes. You should consult your tax advisor before making a conversion.
Share Class Considerations
When selecting a share class, you should consider the following:

•
which share classes are available to you;

•
how much you intend to invest;

•
how long you expect to own the shares; and

•
total costs and expenses associated with a particular share class.

Each investor’s financial considerations are different. You should speak with your financial advisor to help you decide which share class is best for you. Not all Financial Intermediaries offer all classes of Shares. If your Financial Intermediary offers more than one class of Shares, you should carefully consider which class of Shares to purchase.
Class U Shares
Class U Shares will be sold at the prevailing NAV per Class U Share and are not subject to any upfront sales charge. Class U Shares are not subject to a shareholder servicing fee or contingent deferred sales charge. Class U shares are subject to a Distribution Fee which will accrue at an annual rate of 0.75% of the average daily net assets of the Fund attributable to Class U Shares. Class U Shares may only be available through certain Financial Intermediaries. Because the Class U Shares of the Fund are sold at the prevailing NAV per Class U Share without an upfront sales charge, the entire amount of your purchase is available for investment immediately. However, for all accounts, Class U Shares require a minimum investment of $2,500, while subsequent investments may be made with at least $100 for regular accounts and $50 for retirement plan accounts. The Fund reserves the right to waive the investment minimum. While Class U Shares do not impose a front-end sales charge, if you purchase Class U Shares through certain financial firms, they may directly charge you transaction or other fees in such amount as they may determine. Please consult your financial firm for additional information.
Distribution Plan
The Fund, with respect to its Class U Shares, is authorized under a “Distribution Plan” to pay to the Distributor a Distribution Fee for certain activities relating to the distribution of shares to investors. These activities include marketing and other activities to support the distribution of Class U Shares. The Plan operates in a manner consistent with Rule 12b-1 under the 1940 Act, which regulates the manner in which an open-end investment company may directly or indirectly bear the expenses of distributing its shares. Although the Fund is not an open-end investment company, it has undertaken to comply with the terms of Rule 12b-1 as a condition of an exemptive order under the 1940 Act which permits it to have asset based distribution fees. Under the Distribution Plan, the Fund pays the Distributor a Distribution Fee at an annual rate of 0.75% of average daily net assets attributable to Class U Shares.
About the Distributor
ALPS Distributors, Inc., located at 1290 Broadway, Suite 1000, Denver, CO 80203, serves as distributor of the Fund’s Shares.

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DISTRIBUTIONS
The Fund intends to make a distribution each month to its Shareholders of the net investment income of the Fund after payment of Fund operating expenses. The dividend rate may be modified by the Board from time to time. Distributions can only be made from net investment income after paying any accrued dividends to holders of Preferred Shares.
To the extent that any portion of the Fund’s monthly distributions are considered a return of capital to Shareholders, such portion would not be considered dividends for U.S. federal income tax purposes, and would represent a return of the amounts that such Shareholders invested. Although such return of capital distributions are not currently taxable to Shareholders, such distributions will have the effect of lowering a Shareholder’s tax basis in such Shares, and could result in a higher tax liability when the Shares are sold, even if they have not increased in value, or in fact, have lost value. The Fund’s final distribution for each tax year is expected to include any remaining investment company taxable income and net tax-exempt income undistributed during the tax year, as well as any undistributed net capital gain realized during the tax year. If the total distributions made in any tax year exceed investment company taxable income, net tax-exempt income and net capital gain, such excess distributed amount would be treated as ordinary dividend income to the extent of the Fund’s current and accumulated earnings and profits. This distribution policy, may, under certain circumstances, have adverse consequences to the Fund and its Shareholders because it may result in a return of capital resulting in less of a Shareholder’s assets being invested in the Fund and, over time, increase the Fund’s expense ratio. The distribution policy also may cause the Fund to sell securities at a time it would not otherwise do so to manage the distribution of income and gain. The initial distribution will be declared on date determined by the Board.
Each year, a statement on Form 1099-DIV identifying the sources of the distributions (i.e., paid from ordinary income, paid from net capital gains on the sale of securities, and/or a return of capital, which is a nontaxable distribution) will be furnished to Shareholders subject to IRS reporting. Fund ordinary distributions may exceed the Fund’s earnings, especially during the period before the Fund has substantially invested the proceeds from this offering. To the extent that the Fund pays distributions to Shareholders using proceeds it receives from Fund distributions, such distributions generally would constitute a return of investor capital and generally will lower an investor’s tax basis in his or her Shares. A return of capital generally is a return of an investor’s investment rather than a return of earnings or gains derived from the Fund’s investment activities. There can be no assurance that the Fund will be able to pay distributions at a specific rate or at all.
As discussed in the “Tax Aspects” section, to qualify for and maintain RIC tax treatment, the Fund is required to distribute on a timely basis with respect to each tax year dividends for U.S. federal income tax purposes of an amount at least equal to the sum of 90% of “investment company taxable income” and net tax-exempt interest income, determined without regard to any deduction for dividends paid, for such tax year. To avoid certain excise taxes imposed on RICs, the Fund is required to distribute in respect of each calendar year dividends of an amount at least equal to the sum of (1) 98% of ordinary income (taking into account certain deferrals and elections) for the calendar year, (2) 98.2% of capital gain net income (adjusted for certain ordinary losses) generally for the one-year period ending on October 31 of the calendar year and (3) any ordinary income and capital gain net income for previous calendar years that were not distributed during such calendar years and on which the Fund paid no U.S. federal income tax. The Fund can offer no assurance that it will achieve results that will permit the payment of any cash distributions. If the Fund issues senior securities, the Fund will be prohibited from making distributions if doing so causes it to fail to maintain the asset coverage ratios stipulated by the 1940 Act or if distributions are limited by the terms of any of the Fund’s borrowings. Any such limitations would adversely impact the Fund’s ability to make distributions to Shareholders.
Dividend Reinvestment Plan
The Fund operates under the DRP administered by SS&C GIDS, Inc. Pursuant to the plan, the Fund’s Distributions, net of any applicable U.S. withholding tax, are reinvested in the same class of shares of the Fund.
Shareholders automatically participate in the DRP, unless and until an election is made to withdraw from the plan on behalf of such participating Shareholder. A Shareholder who does not wish to have

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Distributions automatically reinvested may terminate participation in the DRP at any time by written instructions to that effect to SS&C GIDS, Inc. Shareholders who elect not to participate in the DRP will receive all distributions in cash paid to the Shareholder of record (or, if the shares are held in street or other nominee name, then to such nominee). Such written instructions must be received by the SS&C GIDS, Inc. 30 days prior to the record date of the Distribution or the Shareholder will receive such Distribution in shares through the DRP. Under the DRP, the Fund’s Distributions to Shareholders are automatically reinvested in full and fractional Shares as described below.
When the Fund declares a Distribution, SS&C GIDS, Inc., on the Shareholder’s behalf, will receive additional authorized shares from the Fund either newly issued or repurchased from Shareholders by the Fund and held as treasury stock. The number of shares to be received when Distributions are reinvested will be determined by dividing the amount of the Distribution by the Fund’s NAV per share.
SS&C GIDS, Inc. will maintain all Shareholder accounts and furnish written confirmations of all transactions in the accounts, including information needed by Shareholders for personal and tax records. SS&C GIDS, Inc. will hold shares in the account of the Shareholders in non-certificated form in the name of the participant, and each Shareholder’s proxy, if any, will include those shares purchased pursuant to the DRP. Each participant, nevertheless, has the right to request certificates for whole and fractional shares owned. The Fund will issue certificates in its sole discretion. SS&C GIDS, Inc. will distribute all proxy solicitation materials, if any, to participating Shareholders.
In the case of Shareholders, such as banks, brokers or nominees, that hold shares for others who are beneficial owners participating under the DRP, SS&C GIDS, Inc. will administer the DRP on the basis of the number of shares certified from time to time by the record Shareholder as representing the total amount of shares registered in the Shareholder’s name and held for the account of beneficial owners participating under the DRP.
Neither SS&C GIDS, Inc. nor the Fund shall have any responsibility or liability beyond the exercise of ordinary care for any action taken or omitted pursuant to the DRP, nor shall they have any duties, responsibilities or liabilities except such as expressly set forth herein. Neither shall they be liable hereunder for any act done in good faith or for any good faith omissions to act, including, without limitation, failure to terminate a participant’s account prior to receipt of written notice of his or her death or with respect to prices at which shares are purchased or sold for the participants account and the terms on which such purchases and sales are made, subject to applicable provisions of the federal securities laws.
The automatic reinvestment of Dividends will not relieve participants of any federal, state or local income tax that may be payable (or required to be withheld) on such Dividends. See “Tax Aspects.”
The Fund reserves the right to amend or terminate the DRP. There is no direct service charge to participants with regard to purchases under the DRP; however, the Fund reserves the right to amend the DRP to include a service charge payable by the participants.
All correspondence concerning the DRP should be directed to SS&C GIDS, Inc. at CION Ares Diversified Credit Fund c/o SS&C GIDS, Inc., P.O. Box 219422, Kansas City, MO 64121-9422. Certain transactions can be performed by calling the toll free number 888-729-4266.

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FISCAL YEAR; REPORTS
For accounting purposes, the Fund’s fiscal year and tax year end on December 31. As soon as practicable after the end of each calendar year, a statement on Form 1099-DIV identifying the sources of the distributions paid by the Fund to Shareholders for tax purposes will be furnished to Shareholders subject to IRS reporting. In addition, the Fund will prepare and transmit to Shareholders an unaudited semi-annual and an audited annual report within 60 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act.

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PRIVACY NOTICE
We are committed to maintaining the privacy of our Shareholders and to safeguarding their nonpublic personal information. The following information is provided to help you understand what personal information we collect, how we protect that information and why, in certain cases, we may share information with select other parties.
Generally, we will not receive any non-public personal information about Shareholders of the common shares of the Fund, although certain of our Shareholders’ non-public information may become available to us. The non-public personal information that we may receive falls into the following categories:
•
Information we receive from Shareholders, whether we receive it orally, in writing or electronically. This includes Shareholders’ communications to us concerning their investment;

•
Information about Shareholders’ transactions and history with us; or

•
Other general information that we may obtain about Shareholders, such as demographic and contact information such as address.

We do not disclose any non-public personal information about Shareholders, except:

•
to our affiliates (such as our investment adviser) and their employees that have a legitimate business need for the information;

•
to our service providers (such as our administrator, accountants, attorneys, custodians, transfer agent, underwriter and proxy solicitors) and their employees as is necessary to service Shareholder accounts or otherwise provide the applicable service;

•
to comply with court orders, subpoenas, lawful discovery requests, or other legal or regulatory requirements; or

•
as allowed or required by applicable law or regulation.

When the Fund shares non-public Shareholder personal information referred to above, the information is made available for limited business purposes and under controlled circumstances designed to protect our Shareholders’ privacy. The Fund does not permit use of Shareholder information for any non-business or marketing purpose, nor does the Fund permit third parties to rent, sell, trade or otherwise release or disclose information to any other party.
The Fund’s service providers, such as their adviser, administrator, and transfer agent, are required to maintain physical, electronic, and procedural safeguards to protect Shareholder nonpublic personal information; to prevent unauthorized access or use; and to dispose of such information when it is no longer required.
Personnel of affiliates may access Shareholder information only for business purposes. The degree of access is based on the sensitivity of the information and on personnel need for the information to service a Shareholder’s account or comply with legal requirements.
If a Shareholder ceases to be a Shareholder, we will adhere to the privacy policies and practices as described above. We may choose to modify our privacy policies at any time. Before we do so, we will notify Shareholders and provide a description of our privacy policy.
In the event of a corporate change in control resulting from, for example, a sale to, or merger with, another entity, or in the event of a sale of assets, we reserve the right to transfer your non-public personal information to the new party in control or the party acquiring assets.

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INQUIRIES
Inquiries concerning the Fund and the Shares should be directed to:
CION Ares Diversified Credit Fund
SS&C GIDS, Inc.
P.O. Box 219422
Kansas City, MO 64121-9422

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Investors should rely only on the information contained in this prospectus. No dealer, salesperson or other individual has been authorized to give any information or to make any representations that are not contained in this prospectus. If any such information or statements are given or made, investors should not rely upon such information or representations. This prospectus does not constitute an offer to sell any securities other than those to which this prospectus relates, or an offer to sell to, or a solicitation of an offer to buy from, any person in any jurisdiction where such an offer or solicitation would be unlawful. This prospectus speaks as of the date set forth below. Investors should not assume that the delivery of this prospectus or that any sale made pursuant to this prospectus implies that the information contained in this prospectus will remain fully accurate and correct as of any time subsequent to the date of this prospectus.

CION ARES DIVERSIFIED CREDIT FUND
COMMON SHARES OF BENEFICIAL INTEREST
CLASS U SHARES (CADZX)

PROSPECTUS

April 29, 2024

PROSPECTUS
April 29, 2024
CION ARES DIVERSIFIED CREDIT FUND
COMMON SHARES OF BENEFICIAL INTEREST
CLASS U-2 SHARES (CADSX)
$2,500 MINIMUM PURCHASE FOR REGULAR ACCOUNTS
$1,000 MINIMUM PURCHASE FOR RETIREMENT PLAN ACCOUNTS

CION Ares Diversified Credit Fund (the “Fund”) is a Delaware statutory trust that is registered under the Investment Company Act of 1940, as amended (together with the rules and regulations promulgated thereunder, the “1940 Act”), as a diversified, closed-end management investment company. The Fund is operated as an “interval fund” (as defined below).
Investment Objective.   The Fund’s investment objective is to provide superior risk-adjusted returns across various market cycles by investing in a diversified portfolio of liquid and illiquid asset classes. The Fund seeks to capitalize on market inefficiencies and relative value opportunities throughout the entire global credit spectrum. There can be no assurance that the Fund will achieve its investment objective.
Principal Investment Strategies.   The Fund will invest primarily in a portfolio of directly originated loans, secured floating and fixed rate syndicated loans, corporate bonds, asset-backed securities, commercial real estate loans and other types of credit instruments, which, under normal circumstances, will represent at least 80% of the Fund’s Managed Assets (as defined in this prospectus). For purposes of this policy, “credit instruments” may include commercial real estate mezzanine loans, real estate mortgages, distressed securities, notes, bills, debentures, bank loans, convertible and preferred securities, government and municipal obligations. The Fund may also invest in foreign instruments and illiquid and restricted securities. Most of the credit instruments in which the Fund invests will be rated below investment grade by rating agencies or would be rated below investment grade if they were rated. Credit instruments that are rated below investment grade (commonly referred to as “high yield” securities or “junk bonds”) are regarded as having predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. Because of the risks associated with investing in high yield securities, an investment in the Fund should be considered speculative. Some of the credit instruments will have no credit rating at all.
Investing in the Fund’s common shares of beneficial interest (“Shares”) involves a high degree of risk. See “Types of Investments and Related Risks” beginning on page 35 of this prospectus. An investment in the Fund is subject to, among others, the following risks:

•
Unlike most closed-end funds, the Shares are not listed on any securities exchange. There is not expected to be any secondary trading market in the Shares.

•
Unlike an investor in most closed-end funds, holders of Shares (“Shareholders”) should not expect to be able to sell their Shares regardless of how the Fund performs. An investment in the Fund should, therefore, be considered illiquid.

•
If a Shareholder is able to sell its Shares outside the quarterly repurchase process, the Shareholder likely will receive less than their purchase price and the then current net asset value (“NAV”) per Share.

•
An investor may pay a sales load of up to 2.50% for Class U-2 Shares.

•
There is no assurance that monthly distributions paid by the Fund will be maintained at the targeted level or that dividends will be paid at all.

•
The Fund’s distributions may be funded from unlimited amounts of offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to the Fund for investment. Any capital returned to Shareholders through distributions will be distributed after payment of fees and expenses.

•
A return of capital to Shareholders is a return of a portion of their original investment in the Fund, thereby reducing the tax basis of their investment. As a result of such reduction in tax basis, Shareholders may be subject to tax in connection with the sale of Shares, even if such Shares are sold at a loss relative to the Shareholder’s original investment.

•
The Fund’s distributions may result from expense reimbursements from CION Ares Management, LLC (“CAM” or the “Adviser”), which are subject to repayment by the Fund. Shareholders should understand that any such distributions are not based on the Fund’s investment performance and can only be sustained if the Fund achieves positive investment performance in future periods and/or CAM continues to make such expense reimbursements. Shareholders should also understand that the Fund’s future repayments will reduce the distributions that a Shareholder would otherwise receive.

•
The Fund currently employs leverage through senior secured revolving credit facilities and its outstanding Mandatory Redeemable Preferred Shares (“MRP Shares” and, together with any other preferred shares the Fund may have outstanding, “Preferred Shares”). The Fund intends to continue to utilize leverage and may utilize leverage to the maximum extent permitted by law for investment and other general corporate purposes. See “Types of Investments and Related Risks — Risks Associated with the Use of Leverage.”

Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 29, 2024.

	Per Class U-2 Share(1)	Total(1)
Public Offering Price	Current NAV, plus sales load	Unlimited
Maximum Sales Load(1)	2.50%	Up to 2.50%
Proceeds to Fund(2)	Amount invested at current NAV less sales load	Unlimited

(1)
Generally, the stated minimum initial investment by an investor in the Fund is $2,500, which stated minimum may be reduced for certain investors. Investors purchasing Class U-2 Shares may be charged a sales load of up to 2.50% of the Investor’s subscription. The table assumes the maximum sales load is charged. The Fund is offering on a continuous basis an unlimited number of Shares.

(2)
Pursuant to an expense support and conditional reimbursement agreement (the “Expense Support and Conditional Reimbursement Agreement”) between the Fund and the Adviser, the Adviser may voluntarily determine to reimburse the Fund’s operating expenses to the extent that it deems appropriate in order to ensure that the Fund bears an appropriate level of expenses. The Fund will be obligated to reimburse the Adviser for any such payments, subject to certain conditions. See “Fund Expenses.”

Structure.   The Fund does not currently intend to list its Shares for trading on any securities exchange and does not expect any secondary market to develop for its Shares. Shareholders of the Fund are not able to have their Shares redeemed or otherwise sell their Shares on a daily basis because the Fund is an unlisted closed-end fund. To provide some liquidity to Shareholders, the Fund is operated as an “interval fund” and conducts periodic repurchase offers for a portion of its outstanding Shares, as described below. An investment in the Fund is suitable only for long-term investors who can bear the risks associated with the limited liquidity of the Shares.
Interval Fund.   The Fund is designed primarily for long-term investors and not as a trading vehicle. The Fund is operated as an “interval fund” pursuant to which, subject to applicable law, it will conduct quarterly repurchase offers for between 5% and 25% of the Fund’s outstanding Shares at NAV. In connection with any given repurchase offer, it is expected that the Fund will offer to repurchase only the minimum amount of 5% of its outstanding Shares. It is also possible that a repurchase offer may be oversubscribed, with the result that Shareholders may only be able to have a portion of their Shares repurchased. The Fund does not currently intend to list its Shares for trading on any national securities exchange. The Shares are, therefore, not readily marketable. Even though the Fund will make quarterly repurchase offers to repurchase a portion of the Shares to try to provide liquidity to Shareholders, you should consider the Shares to be illiquid.
Investment Adviser and Sub-Adviser.   The investment adviser to the Fund is CAM, a joint venture between affiliates of Ares Management Corporation (“Ares”) and CION Investment Group, LLC (“CION”), that is registered as an investment adviser with the SEC under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The investment sub-adviser to the Fund is Ares Capital Management II LLC (“Ares Capital” or the “Sub-Adviser” and collectively with the Adviser, the “Advisers”), an investment adviser registered with the SEC under the Advisers Act. CAM oversees the management of the Fund’s activities and is responsible for making investment decisions for the Fund’s portfolio with recommendations and support from Ares Capital.
Securities Offered.   The Fund is offering on a continuous basis an unlimited number of common shares of beneficial interest. Class U-2 Shares are offered by this prospectus. The Fund offers Class A Shares, Class C Shares, Class I Shares, Class L Shares, Class U Shares and Class W Shares through different prospectuses. The maximum sales load is 2.50% of the amount invested for Class U-2 Shares. The minimum initial investment by a Shareholder for Class U-2 is $2,500 for regular accounts and $1,000 for retirement plan accounts; subsequent investments may be made with at least $100 for regular accounts and $50 for retirement plan accounts. The Fund reserves the right to waive investment minimums. Shares are being offered through ALPS Distributors, Inc. (the “Distributor”) at an offering price equal to the Fund’s then current NAV per Share, plus the applicable sales load.
The Fund and the Advisers have obtained exemptive relief to, among other things, (i) designate multiple classes of Shares; and (ii) impose class specific annual asset-based distribution fees on the assets of the various classes of Shares to be used to pay for expenses incurred in fostering the distribution of the Shares of the particular class.
This prospectus concisely provides the information that a prospective investor should know about the Fund before investing. Investors are advised to read this prospectus carefully and to retain it for future reference. Additional information about the Fund, including a statement of additional information, dated April  29, 2024 (the “Statement of Additional Information”), has been filed with the SEC and is incorporated by reference in its entirety into this prospectus. The Statement of Additional Information and the Fund’s annual and semi-annual reports and other information filed with the SEC, can be obtained upon request and without charge by writing to the Fund at CION Securities, LLC, 100 Park Avenue, 25th Floor, New York, NY 10017 or by calling toll-free 888-729-4266, and investors may also request such information or make Shareholder inquiries by calling 888-729-4266 or by visiting www.cioninvestments.com. In addition, the contact information provided above may be used to request additional information about the Fund and to make Shareholder inquiries. The Statement of Additional Information, other material incorporated by reference into this prospectus and other information about the Fund is also available on the SEC’s website at http://www.sec.gov. The address of the SEC’s website is provided solely for the information of prospective investors and is not intended to be an active link.
You should not construe the contents of this prospectus as legal, tax or financial advice. You should consult with your own professional advisors as to the legal, tax, financial or other matters relevant to the suitability of an investment in the Fund.
Shares are not deposits or obligations of, and are not guaranteed or endorsed by, any bank or other insured depository institution, and Shares are not insured by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System or any other government agency.

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SUMMARY OF TERMS
This is only a summary and does not contain all of the information that a prospective investor should consider before investing in the Fund. Before investing, a prospective investor in the Fund should carefully read the more detailed information appearing elsewhere in this prospectus and the Statement of Additional Information.
THE FUND
The Fund is a Delaware statutory trust that is registered under the 1940 Act as a diversified, closed-end management investment company. The Fund is operated as an “interval fund” (as defined below).
THE ADVISER
CAM serves as the Fund’s investment adviser. CAM is registered as an investment adviser with the SEC under the Advisers Act.
CAM is a joint venture between affiliates of Ares and CION and is controlled by Ares.
THE SUB-ADVISER
Ares Capital serves as the Fund’s investment sub-adviser. Ares Capital is registered as an investment adviser with the SEC under the Advisers Act.
CAM and Ares Capital are collectively referred to as the Advisers. CAM oversees the management of the Fund’s activities and is responsible for making investment decisions for the Fund’s portfolio with recommendations and support from Ares Capital.
INVESTMENT OBJECTIVE
The Fund’s investment objective is to provide superior risk-adjusted returns across various market cycles by investing in a diversified portfolio of liquid and illiquid asset classes. The Fund seeks to capitalize on market inefficiencies and relative value opportunities throughout the entire global credit spectrum. There can be no assurance that the Fund will achieve its investment objective.
INVESTMENT OPPORTUNITIES
AND STRATEGIES
The Fund will invest primarily in a portfolio of directly originated loans, secured floating and fixed rate syndicated loans, corporate bonds, asset-backed securities, commercial real estate loans and other types of credit instruments, which, under normal circumstances, will represent at least 80% of the Fund’s Managed Assets. For purposes of this policy, “credit instruments” may include commercial real estate mezzanine loans, real estate mortgages, distressed securities, notes, bills, debentures, bank loans, convertible and preferred securities, government and municipal obligations. The Fund may also invest in foreign instruments and illiquid and restricted securities. “Managed Assets” means the total assets of the Fund (including any assets attributable to any Preferred Shares or to indebtedness) minus the Fund’s liabilities other than liabilities relating to indebtedness.
Opportunistic, Flexible, Untethered Credit Investments Strategy.   The Advisers employ an opportunistic, flexible and untethered global credit investments strategy based on absolute and relative value considerations, as well as analysis of the credit markets. The Advisers seek risk-adjusted

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returns over full market cycles by creating and managing a diversified portfolio across multiple industry sectors and geographic regions. The Advisers systematically allocate capital across multiple segments of the global fixed-income markets, including U.S. and non-U.S. credit instruments. It is anticipated that most of the Fund’s investments will be rated below investment grade or would be rated below investment grade if they were rated. Non-investment grade fixed income securities, also known as “junk bonds”, are considered speculative. Some of the credit instruments will have no credit rating at all. The Fund is untethered to benchmark-specific guidelines, thereby providing the Advisers with significant latitude to invest where they see opportunities and to reduce exposure to areas where they see less value or heightened downside risks.
Relative Value Focus.   A primary driver of the Fund’s investment strategy is a relative value focus whereby the Advisers seek to identify market dislocations caused by, among other factors, (i) significant corporate transactional events, such as spinoffs, mergers and acquisitions, industry consolidations, liquidations, reorganizations, bankruptcies, recapitalizations and share buybacks and other extraordinary corporate transactions; (ii) market inefficiencies resulting from the misunderstanding by the broader investment community of a particular company or industry, which misunderstanding results in the income of such investment reflecting a higher risk premium or the market price of such investment reflecting a lower value than is deemed warranted by the Advisers; (iii) companies experiencing financial stress resulting in a mispricing of their securities either because such securities pay higher income due to perceived risk or trade at a significant discount to fair value whereby the underlying asset values limit downside risk and offer meaningful upside potential; and (iv) sell-offs in one or more of the relevant credit markets.
Access to Ares Transaction Flow.   The Advisers intend to benefit from the market presence, scale, infrastructure and demonstrated investment experience of Ares to gain access to transaction flow and a broad set of investment opportunities across the non-investment grade credit spectrum. Unlike many other alternative investment managers, Ares operates in a fully integrated manner and encourages frequent collaboration among its investment professionals. This unique approach allows Ares to draw from the collective market insight, industry expertise, contacts and experience of its approximately 990 investment professionals around the world.
The Fund intends to focus on what the Advisers believe are the broader Ares platform’s most attractive investment ideas from a risk-adjusted return standpoint in order to achieve its investment objective. The Advisers intend to be opportunistic. As such, the Advisers have the flexibility to invest where they see opportunities, based on their extensive credit research expertise and analysis of the relevant credit

2

markets, in a variety of credit instruments with varying yield and risk profiles.
Active Monitoring and Investing, with Bottom-Up and Top-Down Credit Analysis by Deep and Experienced Team.    The Advisers will actively construct and manage a portfolio of credit investments and, as necessary, periodically rebalance the Fund’s allocation of assets among different types of credit investments utilizing the Advisers’ strategies to seek to optimize the Fund’s allocation to achieve the Fund’s investment objective under the market conditions existing at such time.
With respect to each investment opportunity, the Advisers intend to take a bottom-up and top-down approach to their credit analysis that will focus on each individual investment as well as global macroeconomic factors and the industry in which the subject entity operates. The Advisers’ investment process will be rigorous, proactive and continuous, and will emphasize team management. Close monitoring of each investment in the portfolio provides the basis for making buy, sell and hold decisions. In managing the Fund’s portfolio, the Advisers will utilize their and the broader Ares platform’s deep and experienced teams of credit specialists to analyze investments and engage in regular and periodic monitoring of credit risk with a goal toward the early identification, and sale, of credit instruments and other investments with potential credit problems. This monitoring process may include reviewing (i) an issuer’s financial resources and operating history; (ii) a comparison of an issuer’s current operating results with the Advisers’ initial investment thesis for the investment and initial expectations for the performance of the obligation; (iii) an issuer’s sensitivity to economic conditions; (iv) the performance of an issuer’s management; (v) an issuer’s debt maturities and borrowing requirements; (vi) an issuer’s interest and asset coverage; and (vii) the relative value of an investment based on an issuer’s anticipated cash flow or where other comparable assets are trading in the market.
PORTFOLIO COMPOSITION
The Fund’s portfolio will consist of some combination of the following types of investments:
Direct Lending.   The Fund may invest in first lien senior secured loans (including “unitranche” loans, which are loans that combine both senior and mezzanine debt, generally in a first lien position), second lien senior secured loans and mezzanine debt, which in some cases includes an equity component, of U.S. and European middle-market companies, where the Advisers believe the supply of primary capital is limited and the investment opportunities are most attractive. These investments are typically made to companies with annual EBITDA between $10 million and $250 million. As used herein, EBITDA represents net income before net interest expense, income tax expense, depreciation and amortization.
Syndicated Corporate Loans.   Senior, secured corporate loans (“Syndicated Loans”) generally benefit from liens on

3

collateral, are rated below-investment grade and typically pay interest at rates that are determined periodically on the basis of a floating base lending rate, primarily the Secured Overnight Financing Rate (“SOFR”) or another reference rate, plus a spread. Syndicated Loans are typically made to U.S. and, to a lesser extent, non-U.S. corporations, partnerships, limited liability companies and other business entities (together with issuers of Corporate Bonds (as defined below) and other debt securities, (“Borrowers”) which operate in various industries and geographical regions. Borrowers may obtain Syndicated Loans, among other reasons, to refinance existing debt, engage in acquisitions, pay dividends, recapitalize, complete leveraged buyouts and for general corporate purposes. Syndicated Loans rated below investment grade are sometimes referred to as “leveraged loans”. The Fund may invest in Syndicated Loans through assignments of or, to a lesser extent, participations in Syndicated Loans. The Fund may utilize various types of derivative instruments (“Derivatives”), including total return swaps, for the purpose of gaining exposure to Syndicated Loans.
Corporate Bonds.   An issuer of high-yield corporate bonds (“Corporate Bonds”) typically pays the investor a fixed rate of interest and must repay the amount borrowed on or before maturity. The investment return of Corporate Bonds reflects interest on the security and changes in the market value of the security. The market value of a Corporate Bond generally may be expected to rise and fall inversely with interest rates. The value of intermediate- and longer-term Corporate Bonds normally fluctuates more in response to changes in interest rates than does the value of shorter-term Corporate Bonds. The market value of a Corporate Bond also may be affected by investors’ perceptions of the creditworthiness of the issuer, the issuer’s performance and perceptions of the issuer in the market place. There is a risk that the issuers of Corporate Bonds may not be able to meet their obligations on interest or principal payments at the time called for by an instrument. The Fund may utilize various types of Derivatives, including swaps, for the purpose of gaining exposure to Corporate Bonds.
Structured Credit.   The Fund may invest in asset-backed opportunities across broad sectors such as consumer and commercial specialty finance and corporate credit. The Fund will target investment opportunities that are directly originated and privately negotiated that may include (i) financings secured by pools of consumer loans, commercial loans or real estate assets; (ii) the outright purchase of pools of consumer loans, commercial loans or real estate assets; and (iii) debt and equity investments in U.S.-dollar-denominated collateralized loan obligations (“CLOs”) that are primarily backed by corporate leveraged loans issued to primarily U.S. obligors (“U.S. CLOs”), as well as Euro-denominated CLOs that are backed primarily by corporate leveraged loans issued to primarily European obligors (“European CLOs”). The investments in the “equity” of

4

structured credit products (including CLOs) refers to the junior-most or residual debt tranche of such structured credit products (i.e., the tranche whose rights to payment are not senior to any other tranche, which does not typically receive a credit rating and is typically not secured (and is also typically referred to as subordinated notes, income notes, preferred shares or preferred securities, or, more generally, as “equity”)) (the “Residual Tranche”).
The CLO equity tranches (or other similar junior tranches) and privately issued asset-backed securities in which the Fund invests may be highly leveraged, which magnifies the Fund’s risk of loss on such investments.
Stressed Investments.   The Fund may invest in Syndicated Loans and Corporate Bonds and other obligations of companies, referred to herein as “Stressed Issuers,” that may be in some level of financial or business distress, including companies involved in, or that have recently completed, bankruptcy or other reorganization and liquidation proceedings. These investments may include (i) corporate debt instruments relating to stressed and distressed industries or issuers; (ii) rescue-capital opportunities; (iii) public and private stock issued in connection with restructurings and reorganizations or otherwise (“post-reorganization securities”); and (iv) other opportunistic investments resulting from periods of market dislocation.
Commercial Real Estate Loans.
Senior Mortgage Loans:   These mortgage loans are typically secured by first liens on commercial properties, including the following property types: office, multifamily, retail, industrial, hospitality and mixed-use. In some cases, first lien mortgages may be divided into an A-Note and a B-Note. The A-Note is typically a privately negotiated loan that is secured by a first mortgage on a commercial property or group of related properties that is senior to a B-Note secured by the same first mortgage property or group.
Subordinated Debt:   These loans may include structurally subordinated first mortgage loans and junior participations in first mortgage loans or participations in these types of assets. As noted above, a B-Note is typically a privately negotiated loan that is secured by a first mortgage on a commercial property or group of related properties and is subordinated to an A-Note secured by the same first mortgage property or group. The subordination of a B-Note or junior participation typically is evidenced by participations or intercreditor agreements with other holders of interests in the note. B-Notes are subject to more credit risk with respect to the underlying mortgage collateral than the corresponding A-Note.
Preferred Equity:   Real estate preferred equity investments are subordinate to first mortgage loans and are not collateralized by the property underlying the

5

investment. As a holder of preferred equity, the Fund seeks to enhance its position with covenants that limit the activities of the entity in which the Fund has an interest and protect the Fund’s equity by obtaining an exclusive right to control the underlying property after an event of default, should such a default occur on the Fund’s investment.
Mezzanine Loans:   Like B-Notes, these loans are also subordinated, but are usually secured by a pledge of the borrower’s equity ownership in the entity that owns the property or by a second lien mortgage on the property. In a liquidation, these loans are generally junior to any mortgage liens on the underlying property, but senior to any preferred equity or common equity interests in the entity that owns the property. Investor rights are usually governed by intercreditor agreements.
Other Investment Strategies.   The Fund may also invest in commercial real estate mezzanine loans, real estate mortgages, distressed securities, notes, bills, debentures, bank loans, convertible and preferred securities, government and municipal obligations and other credit instruments with similar economic characteristics. In addition, from time to time, the Fund may invest in or hold common stock and other equity securities incidental to the purchase or ownership of a Syndicated Loan or Corporate Bond or in connection with a reorganization of a borrower. The Fund may engage in short sales. The Fund may also use Derivatives to gain investment exposure to credit instruments, to provide downside protection and to dampen volatility. Derivatives may allow the Fund to increase or decrease the level of risk to which the Fund is exposed more quickly and efficiently than transactions in other types of instruments. The Fund may invest in securities of other investment companies, including exchange-traded funds (“ETFs”), to the extent that these investments are consistent with the Fund’s investment objective, strategies and policies and permissible under the 1940 Act or any applicable exemption therefrom. The Fund may invest in other investment companies to gain broad market or sector exposure, including during periods when it has large amounts of uninvested cash or when the Advisers believe share prices of other investment companies offer attractive values.
Other Characteristics
Below Investment Grade Credit Instruments.   Most of the credit instruments in which the Fund may invest will be rated below investment grade (also known as “junk bonds”). Securities rated below investment grade are those that, at the time of investment, are rated Ba1 or lower by Moody’s Investors Service, Inc. (“Moody’s”), or BB+ or lower by Standard & Poor’s Corporation Ratings Group (“S&P”) or Fitch Ratings, Inc. (“Fitch”), or if unrated are determined by the Advisers to be of comparable quality. Below investment grade securities often are regarded as having predominately speculative characteristics with respect to an issuer’s

6

capacity to pay interest and repay principal. In addition, lower quality debt securities tend to be more sensitive to general economic conditions. Although many of the Fund’s investments may consist of securities rated below investment grade, the Fund reserves the right to invest in credit instruments of any credit quality, maturity and duration.
Foreign Instruments.   The Fund may make investments in non-U.S. entities, including issuers in emerging markets. Emerging market countries are countries that major international financial institutions, such as the World Bank, generally consider to be less economically mature than developed nations, such as the United States or most nations in Western Europe. Emerging market countries can include every nation in the world except the United States, Canada, Japan, Australia, New Zealand, most countries located in Western Europe and certain other countries. The Fund expects that its investment in non-U.S. issuers will be made primarily in U.S. dollar denominated securities, but it reserves the right to purchase securities that are foreign currency denominated. Some non-U.S. securities may be less liquid and more volatile than securities of comparable U.S. issuers.
Illiquid and Restricted Securities.   The Fund may invest in instruments that, at the time of investment, are illiquid (generally, those securities that cannot be disposed of within seven days in the ordinary course of business at approximately the value at which the Fund has valued the securities). Although the Fund may invest in such instruments without limitation, pursuant to the requirements of the 1940 Act, the Board of Trustees (the “Board”) has adopted, and the Fund follows, procedures designed to ensure that the Fund maintains sufficient liquidity to meet its periodic repurchase obligations as an interval fund. The Fund may also invest, without limit, in securities that are unregistered (but are eligible for purchase and sale by certain qualified institutional buyers) or are held by control persons of the issuer and securities that are subject to contractual restrictions on their resale.
The Fund may invest its cash balances in money market instruments, U.S. government securities, commercial paper, certificates of deposit, repurchase agreements and other high-quality debt instruments maturing in one year or less, among other instruments. In addition, and in response to adverse market, economic or political conditions, the Fund may invest in high-quality fixed income securities, money market instruments and money market funds or may hold significant positions in cash or cash equivalents for defensive purposes.
Subsidiaries.   The Fund may make investments through one or more direct and indirect wholly-owned subsidiaries (each a “Subsidiary” and collectively the “Subsidiaries”). The Subsidiaries will not be registered under the 1940 Act. The Board has oversight responsibility for the investment activities of the Fund, including its investment in any Subsidiary, and the Fund’s role as sole direct or indirect

7

shareholder of any Subsidiary. The Subsidiaries will be advised or managed by the Adviser and have the same investment objective as the Fund. The Fund will “look through” any such Subsidiary for purposes of compliance with its investment policies.
LEVERAGE
The Fund currently utilizes and intends to continue to utilize leverage and may utilize leverage to the maximum extent permitted by law for investment and other general corporate purposes. The Fund currently employs leverage through senior secured revolving credit facilities and its outstanding MRP Shares. See “Types of Investments and Related Risks — Risks Associated with the Use of Leverage — State Street Credit Facility” and “— Wells Credit Facility” and “Description of Capital Structure — Shares of Beneficial Interest — MRP Shares” in the prospectus.
The Fund is permitted to borrow money in an amount up to 33 1∕3% of its Managed Assets (50% of its net assets), issue Preferred Shares in an amount up to 50% of its Managed Assets (100% of its net assets) and invest in reverse repurchase agreements or other derivative instruments with leverage embedded in them to the maximum extent permitted by the SEC and/or SEC staff rules, guidance or positions. As of December 31, 2023, the Fund’s use of Preferred Shares represented approximately 12.1% of the Fund’s Managed Assets and borrowings represented approximately 14.4% of the Fund’s Managed Assets.
The use of leverage to purchase additional securities creates an opportunity for increased Share dividends, but also creates risks for the Fund’s Shareholders, including increased variability of the Fund’s net income, distributions, net asset value of its Shares in relation to market changes. No assurance can be given that the Fund’s use of leverage will in any particular circumstance be possible or successful or that the Fund’s use of leverage will result in a higher yield to holders of Shares. See “Types of Investments and Related Risks — Risks Associated with the Use of Leverage” in the prospectus.
MANAGEMENT AND INCENTIVE FEES
Pursuant to the investment advisory agreement (the “Investment Advisory Agreement”) by and between the Fund and the Adviser, and in consideration of the advisory services provided by the Adviser to the Fund, the Adviser is entitled to a fee consisting of two components — a base management fee (the “Management Fee”) and an incentive fee (the “Incentive Fee”). The Investment Advisory Agreement was most recently amended and restated as of May 22, 2020. Pursuant to the investment sub-advisory agreement (the “Investment Sub-Advisory Agreement”) by and between the Advisers and the Fund, the Adviser pays the Sub-Adviser 40% of the Management Fee and Incentive Fee actually received and retained by the Adviser and not otherwise used to support expenses.
The Management Fee is calculated and payable monthly at the annual rate of 1.25% of the average daily value of the Fund’s Managed Assets.

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The Incentive Fee is calculated and payable quarterly in arrears based upon “pre-incentive fee net investment income” attributable to each class of the Fund’s Shares for the immediately preceding fiscal quarter, and is subject to a hurdle rate, expressed as a rate of return based on each class’s average daily net asset value (calculated in accordance with GAAP), equal to 1.50% per quarter (or an annualized hurdle rate of 6.00%), subject to a “catch-up” feature. For this purpose, “pre-incentive fee net investment income” means interest income, dividend income and any other income accrued during the fiscal quarter, minus each class’s operating expenses for the quarter and the distribution and/or shareholder servicing fees (if any) applicable to each class accrued during the fiscal quarter. For such purposes, the Fund’s operating expenses will include the Management Fee, expenses reimbursed to CAM under the administration agreement (the “CAM Administration Agreement”) by and between the Fund and CAM, and any interest expense and distributions paid on any issued and outstanding Preferred Shares, but will exclude the Incentive Fee.
The “catch-up” provision is intended to provide the Adviser with an incentive fee of 15% on each class’s pre-incentive fee net investment income when that class’s pre-incentive fee net investment income reaches 1.765% of the class’s average daily net asset value (calculated in accordance with GAAP) in any fiscal quarter.
The Advisers are obligated to pay expenses associated with providing the investment services stated in the Investment Advisory Agreement and Investment Sub-Advisory Agreement, including compensation of and office space for their officers and employees connected with investment and economic research, trading and investment management of the Fund.
The Board, including a majority of the members of the Board (each, a “Trustee”) that are considered independent and are not “interested persons” (as defined in Section 2(a)(19) of the 1940 Act) of the Fund or the Advisers (collectively, the “Independent Trustees”), oversees and monitors the Fund’s investment performance and will annually review the Investment Advisory Agreement and Investment Sub-Advisory Agreement to determine, among other things, whether the fees payable under such agreements are reasonable in light of the services provided.
The Adviser and the Fund have entered into the Expense Support and Conditional Reimbursement Agreement under which the Adviser may voluntarily determine to reimburse the Fund’s operating expenses to the extent that it deems appropriate in order to ensure that the Fund bears an appropriate level of expenses. The Expense Support and Conditional Reimbursement Agreement may be renewed for additional one-year terms by the mutual agreement of the Adviser and the Fund.
The Fund has agreed to repay the Adviser in the amount of any Fund expenses reimbursed under the Expense Support

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and Conditional Reimbursement Agreement (including any organizational, offering, or operating costs reimbursed under the original and first amended and restated expense support and conditional reimbursement agreements (collectively, the “Expense Support and Conditional Reimbursement Agreements”)) (each such payment, an “Expense Payment”), subject to the limitation that a reimbursement (an “Adviser Reimbursement”) will be made only if and to the extent that (i) it is payable not more than three years from the last business day of the calendar quarter in which the applicable Expense Payment was made by the Adviser; (ii) the Adviser Reimbursement does not cause Other Fund Operating Expenses (as defined herein) (on an annualized basis and net of any reimbursements received by the Fund during such fiscal year) during the applicable quarter to exceed the percentage of the Fund’s average net assets attributable to Class A and Class C Shares, respectively, represented by Other Fund Operating Expenses (on an annualized basis) during the quarter in which the applicable Expense Payment from the Adviser was made; and (iii) the distributions per share declared by the Fund for the applicable class at the time of the applicable Expense Payment are less than the effective rate of distributions per share for such class at the time the Adviser Reimbursement would be paid. See “Fund Expenses — Expense Support and Conditional Reimbursement Agreement” for additional information. The Expense Support and Conditional Reimbursement Agreement will remain in effect at least until July 31, 2024, unless and until the Board approves its modification or termination. This agreement may be terminated only by the Board on notice to the Adviser. See “Fund Expenses.”
DISTRIBUTION FEES
Class U-2 Shares will pay to the Distributor a distribution fee (the “Distribution Fee”) that will accrue at an annual rate equal to 0.50% of the Fund’s average daily net assets attributable to Class U-2 Shares and is payable on a quarterly basis. See “Plan of Distribution.”
FUND EXPENSES
Pursuant to the CAM Administration Agreement, CAM furnishes the Fund with office equipment and clerical, bookkeeping and record keeping services at the Fund’s office facilities. Under the CAM Administration Agreement, the Fund is obligated to reimburse CAM, at cost, based upon the Fund’s allocable portion of CAM’s overhead and other expenses (including travel expenses) incurred by CAM in performing its obligations under the CAM Administration Agreement, including the Fund’s allocable portion of the compensation of certain of its officers (including but not limited to the chief compliance officer, chief financial officer, chief accounting officer, general counsel, treasurer and assistant treasurer) and their respective staffs. The CAM Administration Agreement may be terminated by either party without penalty upon 60 days’ written notice to the other party.
Pursuant to the administration agreement between ALPS Fund Services, Inc. (“ALPS Fund Services”) and the Fund

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(the “ALPS Administration Agreement”), ALPS Fund Services performs, or administers the performance of, certain of the Fund’s required administrative services, which include, among other things, providing administrative assistance in accounting, legal, compliance, and operations, preparing the financial records that the Fund is required to maintain and preparing reports to the Fund’s Shareholders and reports filed with the SEC. In addition, ALPS Fund Services coordinates the preparation and filing of the Fund’s tax returns and generally coordinates the payment of the Fund’s expenses and the performance of administrative and professional services rendered to the Fund.
If persons associated with the Advisers or any of their affiliates, including persons who are officers of the Fund, provide accounting, legal, clerical or administrative services to the Fund at the request of the Fund, the Fund will reimburse the Advisers and their affiliates for their costs in providing such accounting, legal, clerical or administrative services to the Fund (which costs may include an allocation of overhead including rent and the allocable portion of the salaries and benefits of the relevant persons and their respective staffs, including travel expenses), using a methodology for determining costs approved by the Board. The Fund is not restricted from hiring its own employees or contracting for services to be performed by third parties.
DISTRIBUTIONS
The Fund’s distribution policy is to make monthly distributions to Shareholders. Distributions can only be made from net investment income after paying any accrued dividends to holders of Preferred Shares. See “Distributions.”
The Board reserves the right to change the distribution policy from time to time.
DIVIDEND REINVESTMENT
PLAN
The Fund operates under a dividend reinvestment plan (“DRP”) administered by SS&C Global Investor & Distribution Solutions, Inc. (“SS&C GIDS, Inc.”). Pursuant to the plan, the Fund’s income dividends or capital gains or other distributions (each, a “Distribution” and collectively, “Distributions”), net of any applicable U.S. withholding tax, are reinvested in the same class of shares of the Fund.
Shareholders automatically participate in the DRP, unless and until an election is made to withdraw from the plan on behalf of such participating Shareholder. A Shareholder who does not wish to have Distributions automatically reinvested may terminate participation in the Plan at any time by written instructions to that effect to SS&C GIDS, Inc. Shareholders who elect not to participate in the DRP will receive all distributions in cash paid to the Shareholder of record (or, if the shares are held in street or other nominee name, then to such nominee). Such written instructions must be received by SS&C GIDS, Inc. 30 days prior to the record date of the Distribution or the Shareholder will receive such Distribution in shares through the DRP. Under the DRP, the Fund’s Distributions to Shareholders are reinvested in full

11

and fractional shares. See “Distributions — Dividend Reinvestment Plan.”
BOARD OF TRUSTEES
The Board has overall responsibility for monitoring and overseeing the Fund’s management and operations. A majority of the Trustees are Independent Trustees. See “Management of the Fund.”
PURCHASES OF SHARES
The Fund’s Shares are offered on a daily basis. Please see “Plan of Distribution” on page 107 for purchase instructions and additional information.
The minimum initial investment for Class U-2 is $2,500 for regular accounts and $1,000 for retirement plan accounts; subsequent investments may be made with at least $100 for regular accounts and $50 for retirement plan accounts, except for purchases made pursuant to the Fund’s DRP or as otherwise permitted by the Fund. The Fund reserves the right to waive investment minimums. See “Distributions — Dividend Reinvestment Plan.”
CONVERSION OF SHARES
Investors eligible to purchase Class I Shares may convert Class U-2 Shares to Class I Shares. Class U-2 Shares will automatically convert into Class I Shares if the total sales charge would otherwise exceed the limits of Financial Industry Regulatory Authority (“FINRA”) Rule 2341. See “Plan of Distribution” on page 107.
PLAN OF DISTRIBUTION
ALPS Distributors, Inc., located at 1290 Broadway, Suite 1000, Denver, CO 80203, serves as the Fund’s principal underwriter and acts as the Distributor of the Fund’s Shares on a best efforts basis, subject to various conditions. The Fund’s Shares are offered for sale through the Distributor at NAV plus the applicable sales load. The Distributor also may enter into broker-dealer selling agreements with other broker dealers for the sale and distribution of the Fund’s Shares.
The Distributor is not required to sell any specific number or dollar amount of the Fund’s Shares but will use its best efforts to solicit orders for the sale of the Shares. Shares of the Fund will not be listed on any national securities exchange and the Distributor will not act as a market maker in Shares.
The Distributor has entered into a wholesale marketing agreement with CION Securities, LLC (“CION Securities”), a registered broker-dealer and an affiliate of CION. Pursuant to the terms of the wholesale marketing agreement, CION Securities will seek to market and otherwise promote the Fund through various wholesale distribution channels, including, but not limited to, regional and independent retail broker-dealers and registered investment advisers.
The Advisers or their affiliates, in the Advisers’ discretion and from their own resources, may pay additional compensation to financial intermediaries and their agents that have made arrangements with the Fund and are authorized to buy and sell shares of the Fund (collectively, “Financial Intermediaries”) in connection with the sale of

12

Shares (the “Additional Compensation”). In return for the Additional Compensation, the Fund may receive certain marketing advantages including access to a broker’s or dealer’s registered representatives, placement on a list of investment options offered by a broker or dealer, or the ability to assist in training and educating the broker’s or dealer’s registered representatives. The Additional Compensation may differ among brokers or dealers in amount or in the amount of calculation. Payments of Additional Compensation may be fixed dollar amounts or based on the aggregate value of outstanding Shares held by Shareholders introduced by the broker or dealer, or determined in some other manner. The receipt of Additional Compensation by a selling broker or dealer may create potential conflicts of interest between an investor and its broker or dealer who is recommending the Fund over other potential investments.
ERISA PLANS AND OTHER
TAX-EXEMPT ENTITIES
Investors subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”) and other tax-exempt entities, including employee benefit plans, individual retirement accounts (“IRAs”), 401(k) plans and Keogh plans, may purchase Shares. Because the Fund is registered as an investment company under the 1940 Act, the underlying assets of the Fund will not be considered to be “plan assets” of the ERISA plans and plans subject to Section 4975 of the Code investing in the Fund for purposes of ERISA’s fiduciary responsibility and prohibited transaction rules and the prohibited transaction rules in Section 4975 of the Code. Thus, none of the Fund or the Advisers will be a fiduciary within the meaning of ERISA or Section 4975 of the Code with respect to the assets of any ERISA plan or plan subject to Section 4975 of the Code that becomes a Shareholder, solely as a result of such plan’s investment in the Fund. See “ERISA Considerations.”
UNLISTED CLOSED-END INTERVAL FUND
STRUCTURE
The Fund has been organized as a continuously offered, diversified closed-end management investment company. Closed-end funds differ from open-end funds (commonly known as mutual funds) in that investors in closed-end funds do not have the right to redeem their shares on a daily basis. Unlike most closed-end funds, which typically list their shares on a securities exchange, the Fund does not currently intend to list the Shares for trading on any securities exchange, and the Fund does not expect any secondary market to develop for the Shares in the foreseeable future. Therefore, an investment in the Fund, unlike an investment in a typical closed-end fund, is not a liquid investment. To provide some liquidity to Shareholders, the Fund will be operated as an “interval fund” and conduct quarterly repurchase offers for a limited amount of the Fund’s Shares (at least 5%).
The Fund believes that an unlisted closed-end structure is most appropriate for the long-term nature of the Fund’s

13

strategy. With event-driven strategies or similar types of investments, the ability to hold positions — through all manner of market environments — until the occurrence of the anticipated event or catalyst that unlocks value is crucial. Features that interfere with this ability (such as daily redemptions permitted by open-end funds that can require the premature sale of investments) could impair the Fund’s ability to execute its investment strategy. Accordingly, an unlisted closed-end structure helps the Fund achieve its investment objective. The Fund’s NAV per Share may be volatile. As the Shares are not traded, investors will not be able to dispose of their investment in the Fund no matter how poorly the Fund performs. Because exchange-traded closed-end funds also do not redeem Shares, they also could execute the Fund’s buy-and-hold strategy. Because an exchange-traded closed-end fund’s shares can trade at a discount to NAV, they may present a more attractive opportunity to investors.
SHARE CLASSES
The Fund currently offers seven different classes of Shares: Class A, Class C, Class I, Class L, Class U, Class U-2 and Class W Shares. The Fund began continuously offering its Shares on January 3, 2017. As of July 11, 2017, the Fund simultaneously redesignated its issued and outstanding Shares as Class A Shares and created its Class C, Class I and Class L Shares. As of December 4, 2018, the Fund created its Class U and Class W Shares. As of March 31, 2020, the Fund created its Class U-2 Shares. An investment in any Share class of the Fund represents an investment in the same assets of the Fund. However, the purchase restrictions and ongoing fees and expenses for each Share class are different. The fees and expenses for the Fund are set forth in “Summary of Fees and Expenses.” If you have hired an intermediary and are eligible to invest in more than one class of Shares, the intermediary may help determine which Share class is appropriate for you. When selecting a Share class, you should consider which Share classes are available to you, how much you intend to invest, how long you expect to own Shares, and the total costs and expenses associated with a particular Share class. The Fund offers Class A Shares, Class C Shares, Class I Shares, Class L Shares, Class U Shares and Class W Shares through different prospectuses. Investors eligible to purchase Class I Shares may convert Class U-2 Shares to Class I Shares. See “Plan of Distribution.”
Each investor’s financial considerations are different. You should speak with your financial advisor to help you decide which Share class is best for you. Not all Financial Intermediaries offer all classes of Shares. If your Financial Intermediary offers more than one class of Shares, you should carefully consider which class of Shares to purchase.
VALUATIONS
The Board has designated the Adviser as the Fund’s “valuation designee” for purposes of Rule 2a-5 under the 1940 Act. The Adviser is responsible for the fair valuation of the Fund’s portfolio investments for which market quotations are not readily available, subject to the oversight

14

of the Board and as determined in good faith pursuant to the Adviser’s valuation policy and consistently applied valuation process. Pursuant to the portfolio valuation process set forth in the Adviser’s valuation policy, the Adviser may utilize independent third-party pricing services and independent third-party valuation services. Portfolio securities and other assets for which market quotes are readily available are valued at market value. In circumstances where market quotes are not readily available, the Adviser has adopted methods for determining the fair value of such securities and other assets. The Fund determines NAV per Share in accordance with the methodology described in the valuation policy and related procedures. Valuations of Fund investments are disclosed in reports publicly filed with the SEC.
The Adviser will provide the Board with periodic reports, no less than quarterly, that discuss the functioning of the valuation process, if applicable to that period, and that identify issues and valuation problems that have arisen, if any. See “Determination of Net Asset Value.”
SHARE REPURCHASE
PROGRAM
The Shares have no history of public trading, nor is it intended that the Shares will be listed on a public exchange at this time. No secondary market is expected to develop for the Fund’s Shares.
The Fund is an “interval fund,” a type of fund which, to provide some liquidity to Shareholders, makes quarterly offers to repurchase between 5% and 25% of its outstanding Shares at NAV, pursuant to Rule 23c-3 under the 1940 Act, unless such offer is suspended or postponed in accordance with regulatory requirements (as discussed below). In connection with any given repurchase offer, it is expected the Fund will offer to repurchase only the minimum amount of 5% of its outstanding Shares. Quarterly repurchases occur in the months of March, June, September and December. The offer to purchase Shares is a fundamental policy that may not be changed without the vote of the holders of a majority of the Fund’s outstanding voting securities (as defined in the 1940 Act). Written notification of each quarterly repurchase offer (the “Repurchase Offer Notice”) is sent to Shareholders at least 21 calendar days before the repurchase request deadline (i.e., the date by which Shareholders can tender their Shares in response to a repurchase offer) (the “Repurchase Request Deadline”). The Fund expects to determine the NAV applicable to repurchases on the Repurchase Request Deadline. However, the NAV will be calculated no later than the 14th calendar day (or the next business day if the 14th calendar day is not a business day) after the Repurchase Request Deadline (the “Repurchase Pricing Date”). The Fund expects to distribute payment to Shareholders between one and three business days after the Repurchase Pricing Date and will distribute such payment no later than seven calendar days after such Date. The Fund’s Shares are not listed on any securities

15

exchange, and the Fund anticipates that no secondary market will develop for its Shares. Accordingly, you may not be able to sell Shares when and/or in the amount that you desire. Thus, the Shares are appropriate only as a long-term investment. In addition, the Fund’s repurchase offers may subject the Fund and Shareholders to special risks. See “Types of Investments and Related Risks — Repurchase Offers Risks.”
SUMMARY OF TAXATION
The Fund has elected to be treated for U.S. federal income tax purposes, and intends to qualify annually, as a regulated investment company (“RIC”) under Subchapter M of the Code. As a RIC, the Fund generally will not be subject to corporate-level U.S. federal income taxes on any net ordinary income or capital gains that is currently distributed as dividends for U.S. federal income tax purposes to Shareholders, as applicable. To qualify and maintain its qualification as a RIC for U.S. federal income tax purposes, the Fund is required to meet certain specified source-of-income and asset diversification requirements and is required to distribute dividends for U.S. federal income tax purposes of an amount at least equal to 90% of the sum of its net ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses each tax year to Shareholders, as applicable. See “Distributions” and “Tax Aspects.”
FISCAL YEAR
For accounting purposes, the Fund’s fiscal year is the 12-month period ending on December 31.
REPORTS TO SHAREHOLDERS
As soon as practicable after the end of each calendar year, a statement on Form 1099-DIV identifying the sources of the distributions paid by the Fund to Shareholders for tax purposes will be furnished to Shareholders subject to Internal Revenue Service (“IRS”) reporting. In addition, the Fund will prepare and transmit to Shareholders an unaudited semi-annual and an audited annual report within 60 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act.
RISK FACTORS
Investing in the Fund involves risks, including the risk that a Shareholder may receive little or no return on their investment or that a Shareholder may lose part or all of their investment. Below is a summary of some of the principal risks of investing in the Fund. For a more complete discussion of the risks of investing in the Fund, see “Types of Investments and Related Risks.” Shareholders should consider carefully the following principal risks before investing in the Fund:
•
Unlike most closed-end funds, the Fund’s Shares will not be listed on any securities exchange;

•
Although the Fund has implemented a quarterly share repurchase program, there is no guarantee that an investor will be able to sell all of the Shares that the investor desires to sell. The Fund should therefore be considered to offer limited liquidity;

16

•
The capital markets may experience periods of disruption and instability. Such market conditions may materially and adversely affect debt and equity capital markets, which may have a negative impact on the Fund’s business and operations;

•
If a Shareholder is able to sell its Shares outside of the quarterly repurchase process, the Shareholder likely will receive less than its purchase price and the then current NAV per Share;

•
The Fund’s distributions may be funded from offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to the Fund for investment. Any capital returned to Shareholders through distributions will be distributed after payment of fees and expenses, as well as the sales load;

•
A return of capital to Shareholders is a return of a portion of their original investment in the Fund, thereby reducing the tax basis of their investment. As a result from such reduction in tax basis, Shareholders may be subject to tax in connection with the sale of Shares, even if such Shares are sold at a loss relative to the Shareholder’s original investment;

•
The Fund’s investments in securities and other obligations of companies that are experiencing distress involve a substantial degree of risk, require a high level of analytical sophistication for successful investment, and require active monitoring;

•
Below investment grade instruments (also known as “junk bonds”) have predominantly speculative characteristics and may be particularly susceptible to economic downturns, which could cause losses;

•
Certain investments may be exposed to the credit risk of the counterparties with whom the Fund deals;

•
The valuation of securities or instruments that lack a central trading place (such as fixed-income securities or instruments) may carry greater risk than those that trade on an exchange;

•
It is expected that most of the securities and instruments held by the Fund will not trade on an exchange;

•
The value of convertible securities may be adversely affected by changes in interest rates, as well as the market price and volatility of the underlying security;

•
Derivative investments have risks, including the imperfect correlation between the value of such instruments and the underlying assets of the Fund;

•
The Fund may be materially adversely affected by market, economic and political conditions, public health emergencies such as epidemics and pandemics, wars and supply chain disruptions, globally and in the jurisdictions and sectors in which the Fund invests;

17

•
Non-U.S. securities may be traded in undeveloped, inefficient and less liquid markets and may experience greater price volatility and changes in value;

•
Changes in foreign currency exchange rates may adversely affect the U.S. dollar value of and returns on foreign denominated investments;

•
Credit intermediation involving entities and activities outside the regular banking system (i.e., the “shadow banking system” in Europe) could result in increased regulatory and operating costs, which could adversely affect the implementation of the Fund’s investment strategies, income and returns;

•
U.S. and global markets recently have experienced increased volatility and inflation;

•
Legal and regulatory changes could occur, which may materially adversely affect the Fund;

•
The Fund’s ability to grow depends on its ability to raise capital;

•
The Fund utilizes leverage, including through the use of Preferred Shares, which magnifies the potential for gain or loss on amounts invested, subjects the Fund to certain covenants with which it must comply and may increase the risk of investing with the Fund;

•
The Fund operates in a highly competitive market for investment opportunities;

•
The Fund is exposed to risks associated with changes in interest rates;

•
The Fund’s financial condition and results of operations could be negatively affected if a significant investment fails to perform as expected;

•
There are significant and potential conflicts of interest that could impact the Fund’s investment returns;

•
To qualify and remain eligible for the special tax treatment accorded to RICs and their shareholders under the Code, the Fund must meet certain source-of-income, asset diversification and annual distribution requirements, and failure to do so could result in the loss of RIC status.

Accordingly, the Fund should be considered a speculative investment that entails substantial risks, and a prospective investor should invest in the Fund only if they can sustain a complete loss of their investment.

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SUMMARY OF FEES AND EXPENSES
The following table illustrates the aggregate fees and expenses that the Fund expects to incur and that Shareholders can expect to bear directly or indirectly if they buy and hold Shares.
SHAREHOLDER TRANSACTION EXPENSES (fees paid directly from your investment)	U-2 Share
Maximum sales load imposed on purchases(1)	2.50%
Maximum contingent deferred sales charge	None
ANNUAL FUND EXPENSES(2) (expenses that you pay each year as a percentage of projected average net assets attributable to Shares, assuming the use of leverage)
Management fee(3)	1.82%
Incentive fee(4)	1.70%
Interest payments on borrowed funds(5)	2.56%
Other expenses(6)
Shareholder servicing fee(7)	0.25%
Distribution fee(8)	0.50%
Remaining other expenses	0.57%
Total annual fund expenses	7.40%

(1)
Investors purchasing Class U-2 Shares may be charged a sales load of up to 2.50% of the investor’s subscription. The table assumes the maximum sales load is charged. The Distributor may, in its discretion, waive all or a portion of the sales load for certain investors. See “Plan of Distribution.”

(2)
This table assumes that the Fund borrows money for investment purposes at an average amount of 44.57% of its net assets (the actual average amount of its borrowings, including outstanding Preferred Shares, during the fiscal year ended December 31, 2023).

(3)
The Management Fee paid by the Fund is calculated at the annual rate of 1.25% of the average daily value of the Fund’s Managed Assets which includes assets purchased with borrowed money. The table above assumes that the Fund borrows money for investment purposes at an average amount of 44.57% of its net assets (the actual average amount of its borrowings, including outstanding Preferred Shares, during the fiscal year ended December 31, 2023). The Management Fee estimate in the table is greater than 1.25% since it is computed as a percentage of the Fund’s net assets for presentation therein. In addition, if the Fund’s leverage exceeds this 44.57% borrowings-to-net assets ratio through additional borrowings (including the issuance of additional Preferred Shares), then the Management Fee in relation to its net assets would be higher than the estimate presented in the table.

(4)
The Fund anticipates that it may have interest income that could result in the payment of an Incentive Fee to the Adviser during certain periods. However, the Incentive Fee is based on the Fund’s performance and will not be paid unless the Fund achieves certain performance targets. The Fund expects the Incentive Fee the Fund pays to increase to the extent the Fund earns greater interest income through its investments. The Incentive Fee is calculated and payable quarterly in arrears based upon “pre-incentive fee net investment income” attributable to each class of the Fund’s Shares for the immediately preceding fiscal quarter, and is subject to a hurdle rate, expressed as a rate of return on each class’s average daily net asset value (calculated in accordance with GAAP), equal to 1.50% per quarter, or an annualized hurdle rate of 6.00%, subject to a “catch-up” feature. The amount presented in this table reflects the Incentive Fee incurred as a percent of average net assets for the fiscal year ended December 31, 2023. See “Management and Incentive Fees” for a full explanation of how the Incentive Fee is calculated.

(5)
The amount shown in the table above is based on the assumption that the Fund borrows money for investment purposes at an average amount of 44.57% of its net assets (the actual average amount of its borrowings, including outstanding Preferred Shares, during the fiscal year ended December 31, 2023), at an estimated annual interest rate cost to the Fund of 5.82%, which is the weighted average

19

interest rate cost during the fiscal year ended December 31, 2023, including dividends payable on the Fund’s MRP Shares, which, in the aggregate, have an average interest rate of 3.72% per annum as of December 31, 2023. The actual amount of interest expense borne by the Fund will vary over time in accordance with the level of the Fund’s use of borrowings and/or Preferred Shares and variations in market interest rates. Interest payments on borrowed funds are required to be treated as an expense of the Fund for accounting purposes. See “Types of Investments and Related Risks — Risks Associated with the Use of Leverage.”

(6)
Other expenses include accounting, legal and auditing fees of the Fund, and offering costs, as well as the reimbursement of the compensation of administrative personnel and fees payable to the Independent Trustees. Other expenses are estimated for the current fiscal year based on the Fund’s fees and expenses for the fiscal year ended December 31, 2023.

(7)
Class U-2 Shares may charge a shareholder servicing fee of up to 0.25% per year. The Fund may use this fee to compensate Financial Intermediaries or financial institutions for providing ongoing services in respect of clients with whom they have distributed Shares of the Fund. Such services may include electronic processing of client orders, electronic fund transfers between clients and the Fund, account reconciliations with the Fund’s transfer agent, facilitation of electronic delivery to clients of Fund documentation, monitoring client accounts for back-up withholding and any other special tax reporting obligations, maintenance of books and records with respect to the foregoing, and such other information and liaison services as the Fund or CAM may reasonably request.

(8)
Class U-2 Shares will pay to the Distributor a Distribution Fee that will accrue at an annual rate equal to 0.50% of the average daily net assets attributable to Class U-2 Shares and is payable on a quarterly basis. See “Plan of Distribution.”

Example:
The following example demonstrates the projected dollar amount of total expenses that would be incurred over various periods with respect to a hypothetical investment in Shares. In calculating the following expense amounts, the Fund has assumed its direct and indirect annual operating expenses would remain at the percentage levels set forth in the table above and do not include any expense support from the Adviser.
An investor would pay the following expenses on a $1,000 investment, assuming a 5.0% annual return:
Share Class	1 Year	3 Years	5 Years	10 Years
Class U-2	$96	$234	$365	$666
The example and the expenses in the tables above should not be considered a representation of the Fund’s future expenses, and actual expenses may be greater or less than those shown. While the example assumes a 5.0% annual return, as required by the SEC, the Fund’s performance will vary and may result in a return greater or less than 5.0%. For a more complete description of the various fees and expenses borne directly and indirectly by the Fund, see “Fund Expenses” and “Management and Incentive Fees.”
You may qualify for sales charge discounts on purchases of Class U-2 Shares of the Fund. More information about these and other discounts is available in the “Plan of Distribution” section on page 107 of this prospectus. Appendix A to this prospectus (“Additional Information about Sales Charge Waivers and Discounts”) or from your financial intermediary.

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FINANCIAL HIGHLIGHTS
The financial highlights table is intended to help you understand the Fund’s financial performance. The information for the periods below has been derived from the Fund’s financial statements, which have been audited by Ernst & Young LLP, an independent registered public accounting firm, whose report, along with this information and additional Fund performance and portfolio information, appears in the Fund’s Annual Report dated December 31, 2023, and is incorporated by reference into the Statement of Additional Information. To request the Fund’s Annual Report, please call 888-729-4266. The table below sets forth financial data for one Class U-2 Share throughout the periods presented.
CION Ares Diversified Credit Fund
Financial Highlights
(in thousands, except per share data, percentages and as otherwise noted)
	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022	For the Year Ended December 31, 2021	For the Period from April 13, 2020 (commencement of operations) to December 31, 2020
Class U-2
Per share data:
Net asset value, beginning of period	$23.92	$25.85	$25.17	$21.79
Income from investment operations:
Net investment income(a)	2.40	1.60	1.52	0.76
Net realized and unrealized gains (losses)	0.62	(2.13)	0.55	3.62
Total income (loss) from investment operations	3.02	(0.53)	2.07	4.38
Less distributions declared to shareholders:
From net investment income	(1.89)	(1.40)	(1.39)	(1.00)
Total distributions	(1.89)	(1.40)	(1.39)	(1.00)
Net asset value, end of period	$25.05	$23.92	$25.85	$25.17
Total return, excluding expense support(b)	13.08%	(2.11)%	8.44%	19.71%
Total return, including expense support(b)	13.08%	(2.11)%	8.44%	19.71%
Ratios to average net assets/supplemental data:
Net assets, end of period	$106,738	$84,792	$56,851	$12,018
Including interest expense:
Expenses, excluding expense support(d)(g)	7.40%(h)	5.39%(h)	3.74%(h)	4.10%(e)
Expenses, including expense support(d)(f)(g)	7.40%(h)	5.39%(h)	3.74%(h)	4.10%(e)
Excluding interest expense:
Expenses, excluding expense support(d)(g)	4.84%	3.83%	3.00%	3.69%(e)
Expenses, including expense support(d)(f)(g)	4.84%	3.83%	3.00%	3.69%(e)
Net investment income(d)	9.84%	6.48%	5.98%	4.48%(e)
Portfolio turnover rate	30.64%	38.16%	43.72%	59.77%(c)

(a)
Per share net investment income has been calculated using the average shares outstanding during the period.

(b)
Based on net asset value per share. Distributions, if any, are assumed for purposes of this calculation to be reinvested at prices obtained under the Fund’s Dividend Reinvestment Plan. Total return is not annualized for periods less than one year. Total return excludes or includes, as noted, expense support provided or (recouped) by the Adviser.

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(c)
Not annualized.

(d)
Includes organizational and offering costs, where applicable.

(e)
Annualized.

(f)
Includes expense support provided or (recouped) by the Adviser.

(g)
For the periods presented below, the ratio of operating expenses to average net assets consisted of the following:

	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022	For the Year Ended December 31, 2021	For the Period from April 13, 2020 (commencement of operations) to December 31, 2020
Base management fees	1.82%	1.78%	1.62%	1.54%
Income based incentive fees	1.70%	0.71%	—%	—%
Cost of borrowing	2.56%	1.56%	0.74%	0.39%
Other operating expenses	1.32%	1.34%	1.38%	2.17%
Total operating expenses	7.40%	5.39%	3.74%	4.10%

(h)
Includes stated dividends and amortization of deferred issuance costs on the MRP Shares.

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SENIOR SECURITIES
Information about the Fund’s senior securities as of December 31, 2023, December 31, 2022, December 31, 2021, December 31, 2020, December 31, 2019 and October 31, 2019 is shown in the following table. There were no senior securities outstanding as of October 31, 2018 or October 31, 2017. The information contained in the following table is derived from the Fund’s Annual Report dated December 31, 2023.
Class and Period Ended	Total Amount Outstanding Exclusive of Treasury Securities(a) (in thousands)	Asset Coverage Per Unit(b)	Involuntary Liquidating Preference Per Unit(c)	Average Market Value Per Unit(d)
Revolving Credit Facility (Wells Fargo Bank, N.A.)
December 31, 2023	$426,117	$6,200	—	N/A
December 31, 2022	348,844	5,299	—	N/A
December 31, 2021	225,664	6,461	—	N/A
December 31, 2020	77,025	6,233	—	N/A
December 31, 2019	19,054	5,383	—	N/A
October 31, 2019	19,397	3,847	—	N/A
Revolving Credit Facility (State Street Bank and Trust Company)
December 31, 2023	$246,939	$6,200	—	N/A
December 31, 2022	317,201	5,299	—	N/A
December 31, 2021	176,803	6,461	—	N/A
December 31, 2020	111,283	6,233	—	N/A
December 31, 2019	110,387	5,383	—	N/A
October 31, 2019	142,357	3,847	—	N/A
Mandatory Redeemable Preferred Shares*
December 31, 2023	$570,000	$86.35	$25.00	N/A
December 31, 2022	420,000	81.52	25.00	N/A
December 31, 2021	300,000	93.11	25.00	N/A
Secured Borrowings
December 31, 2023	$6,548	$6,200	—	N/A
December 31, 2022	5,776	5,299	—	N/A
December 31, 2021	5,776	6,461	—	N/A
December 31, 2020	650	6,233	—	N/A
December 31, 2019	314	5,383	—	N/A
October 31, 2019	349	3,847	—	N/A

*
There were no mandatory redeemable preferred shares outstanding as of December 31, 2020, December 31, 2019 and October 31, 2019.

(a)
Total amount of each class of senior securities outstanding at principal value at the end of the period presented.

(b)
The asset coverage ratio for a class of senior securities representing indebtedness is calculated as our consolidated total assets, less all liabilities and indebtedness not represented by senior securities, divided by total senior securities representing indebtedness as calculated separately for each of the Preferred Shares and the credit facilities in accordance with Section 18(h) of the 1940 Act. With respect to the Preferred Shares, the asset coverage per unit figure is expressed in terms of dollar amounts per share of

23

outstanding Preferred Shares (based on a per share liquidation preference of $25). With respect to the credit facilities, the asset coverage ratio is multiplied by $1,000 to determine the “Asset Coverage Per Unit”.

(c)
The amount to which such class of senior security would be entitled upon our involuntary liquidation in preference to any security junior to it. The “—” in this column indicates that the SEC expressly does not require this information to be disclosed for certain types of senior securities.

(d)
Not applicable to senior securities outstanding as of period end.

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THE FUND
The Fund is a diversified, closed-end management investment company that is registered under the 1940 Act. The Fund is operated as an “interval fund” and continuously offers its Shares. The Fund was organized as a Delaware statutory trust on June 21, 2016. The principal office of the Fund is located at 100 Park Avenue, 25th Floor, New York, NY 10017 and its telephone number is 212-418-4700.
The Fund’s investment objective is to provide superior risk-adjusted returns across various market cycles by investing in a diversified portfolio of liquid and illiquid asset classes. The Fund seeks to capitalize on market inefficiencies and relative value opportunities throughout the entire global credit spectrum.
The Fund invests primarily in a portfolio of directly originated loans, secured floating and fixed rate syndicated loans, corporate bonds, asset-backed securities, commercial real estate loans and other types of credit instruments, which, under normal circumstances, will represent at least 80% of the Fund’s Managed Assets. In addition, the Fund invests primarily in those countries where creditors’ rights are protected by law, such as countries in North America and Western Europe, although in select situations the Fund may invest in securities of issuers domiciled elsewhere. The geographic areas of focus are subject to change from time to time and may be changed without notice to Shareholders. There is no minimum or maximum limit on the amount of the Fund’s assets that may be invested in non-U.S. securities.
The Fund seeks to achieve its investment objective by employing an opportunistic, dynamic and untethered global credit investments strategy based on absolute and relative value considerations and its analysis of credit markets. It seeks risk-adjusted returns over full market cycles by creating and managing a portfolio with balanced exposures to multiple industry sectors and geographic regions, systematically allocating capital across multiple segments of the global fixed-income markets, including U.S. and non-U.S. credit instruments. For a further discussion of the Fund’s principal investment strategies, see “Investment Objective, Opportunities and Strategies.” There can be no assurance that the Fund will achieve its investment objective.
The Fund’s investment adviser is CAM. Ares Capital is the Fund’s investment sub-adviser. CAM oversees the management of the Fund’s activities and is responsible for making investment decisions for the Fund’s portfolio with recommendations and support from Ares Capital. See “The Adviser and Sub-Adviser.” Responsibility for monitoring and overseeing the Fund’s investment program, management and operation is vested in the individuals who serve on the Board.

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THE ADVISER AND SUB-ADVISER
CAM, an investment adviser registered with the SEC under the Advisers Act, serves as the Adviser. CAM is a joint venture between affiliates of Ares and CION and is controlled by Ares.
CION is a leading manager of alternative investment solutions that focuses on alternative credit strategies for individual investors. CION manages CION Investment Corporation (“CIC”), a leading publicly traded business development company with approximately $2.0 billion in total assets as of December 31, 2023, and sponsors, through CAM, the Fund. Its affiliated broker-dealer, CION Securities, provides distribution services and has entered into a wholesale marketing agreement with the Distributor and a dealer manager agreement with the Fund. The dealer manager arrangement is applicable only to certain share classes of the Fund.
Ares Capital, an investment adviser registered with the SEC under the Advisers Act, serves as the Sub-Adviser. Ares is a publicly traded, leading global alternative investment manager with over 2,850 employees. Ares had approximately $418.8 billion in assets under management (“AUM”) as of December 31, 2023, of which approximately $284.8 billion was related to its credit business, across a diverse platform that it manages on behalf of organizations including but not limited to pension and endowment funds, sovereign wealth funds, financial institutions, insurance companies and individual investors. In February 2024, Ares Capital announced that its special opportunities strategy, historically reported as a component of its private equity group, will be integrated into the credit group to align management of this strategy and will form the foundation for a new opportunistic credit strategy. Adjusted for this change, as of December 31, 2023, the credit group managed $299.4 billion in AUM.*

*
As of December 31, 2023, Ares AUM amounts include funds managed by Ivy Hill Asset Management, L.P., a wholly owned portfolio company of Ares Capital Corporation (“ARCC”) and an SEC-registered investment adviser.

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USE OF PROCEEDS
The proceeds from the sale of Shares, not including the amount of any applicable sales loads paid by investors net of the Fund’s fees and expenses, are invested by the Fund to pursue its investment program and strategies. The Fund expects to invest the proceeds obtained by it promptly after receipt of such proceeds.

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INVESTMENT OBJECTIVE, OPPORTUNITIES AND STRATEGIES
Investment Objective
The Fund’s investment objective is to provide superior risk-adjusted returns across various market cycles by investing in a diversified portfolio of liquid and illiquid asset classes. The Fund seeks to capitalize on market inefficiencies and relative value opportunities throughout the entire global credit spectrum. There can be no assurance that the Fund will achieve its investment objective.
Investment Opportunities and Strategies
The Fund invests primarily in a portfolio of directly originated loans, secured floating and fixed rate syndicated loans, corporate bonds, asset-backed securities, commercial real estate loans and other types of credit instruments, which, under normal circumstances, will represent at least 80% of the Fund’s Managed Assets. For purposes of this policy, “credit instruments” may include commercial real estate mezzanine loans, real estate mortgages, distressed securities, notes, bills, debentures, bank loans, convertible and preferred securities, government and municipal obligations. The Fund may also invest in foreign instruments and illiquid and restricted securities.
Opportunistic, Flexible, Untethered Credit Investments Strategy.   The Advisers intend to employ an opportunistic, flexible and untethered global credit investments strategy based on absolute and relative value considerations and their analysis of the credit markets. The Advisers seek risk-adjusted returns over full market cycles by creating and managing a portfolio with balanced exposures to multiple industry sectors and geographic regions. The Advisers will make tactical allocations of assets across multiple segments of the global fixed-income markets, including U.S. and non-U.S. credit instruments. It is anticipated that most of the Fund’s investments will be rated below investment grade or would be rated below investment grade if they were rated. Non-investment grade fixed income securities, also known as “junk bonds”, are considered speculative. Some of the credit instruments will have no credit rating at all. The Fund is untethered to benchmark-specific guidelines, thereby providing the Advisers with significant latitude to invest where they see opportunities and to reduce exposure to areas where they see less value or heightened downside risks.
Relative Value Focus.   A primary driver of the Fund’s investment strategy will be a relative value focus whereby the Advisers seek to identify market dislocations caused by, among other factors, (i) significant corporate transactional events, such as spinoffs, mergers and acquisitions, industry consolidations, liquidations, reorganizations, bankruptcies, recapitalizations and share buybacks and other extraordinary corporate transactions; (ii) market inefficiencies resulting from the misunderstanding by the broader investment community of a particular company or industry, which misunderstanding results in the income of such investment reflecting a higher risk premium or the market price of such investment reflecting a lower value than is deemed warranted by the Advisers and; (iii) companies experiencing financial stress resulting in a mispricing of their securities either because such securities pay higher income due to perceived risk or trade at a significant discount to fair value whereby the underlying asset values limit downside risk and offer meaningful upside potential; and (iv) sell-offs in one or more of the relevant credit markets.
Access to Ares Transaction Flow.   The Advisers intend to benefit from the market presence, scale, infrastructure and demonstrated investment experience of Ares to gain access to transaction flow and a broad set of investment opportunities across the non-investment grade credit spectrum. Unlike many other alternative investment managers, Ares operates in a fully integrated manner and encourages frequent collaboration among its investment professionals. This unique approach allows Ares to draw from the collective market insight, industry expertise, contacts and experience of its approximately 990 investment professionals around the world.
The Fund intends to focus on what the Advisers believe are the broader Ares platform’s most attractive investment ideas and allocate investments sourced from Ares’s multi-billion dollar credit platform to achieve its investment objective. As such, the Advisers have the flexibility to invest where they see opportunities, based on their extensive credit research expertise and analysis of the relevant credit markets, in a variety of credit instruments with varying yield and risk profiles. Many investment vehicles available for retail investors do not include certain asset classes that the Fund will invest in such as private asset-backed investments and directly originated loans, and therefore the Fund offers a differentiated investment opportunity to the retail investor base.

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Active Monitoring and Investing, with Bottom-Up and Top-Down Credit Analysis by Deep and Experienced Team.   The Advisers will actively construct and manage a portfolio of credit investments and, as necessary, periodically rebalance the Fund’s allocation of assets among different types of credit investments utilizing the Advisers’ strategies to seek to optimize the Fund’s allocation to achieve the Fund’s investment objective under the market conditions existing at such time.
With respect to each investment opportunity, the Advisers intend to take a bottom-up and top-down approach to their credit analysis that will focus on each individual investment as well as global macroeconomic factors and the industry in which the subject entity operates. The Advisers’ investment process will be rigorous, proactive and continuous, and will emphasize team management. Close monitoring of each investment in the portfolio provides the basis for making buy, sell and hold decisions. In managing the Fund’s portfolio, the Advisers will utilize their and the broader Ares platform’s deep and experienced teams of credit specialists to analyze investments and engage in regular and periodic monitoring of credit risk with a goal toward the early identification, and sale, of credit instruments and other investments with potential credit problems. This monitoring process may include reviewing (i) an issuer’s financial resources and operating history; (ii) a comparison of an issuer’s current operating results with the Advisers’ initial investment thesis for the investment and initial expectations for the performance of the obligation; (iii) an issuer’s sensitivity to economic conditions; (iv) the performance of an issuer’s management; (v) an issuer’s debt maturities and borrowing requirements; (vi) an issuer’s interest and asset coverage; and (vii) the relative value of an investment based on an issuer’s anticipated cash flow or where other comparable assets are trading in the market.
Portfolio Composition
The Fund’s portfolio will consist of some combination of the following types of investments:
Direct Lending.   The Fund may invest in first lien senior secured loans (including “unitranche” loans, which are loans that combine both senior and mezzanine debt, generally in a first lien position), second lien senior secured loans and mezzanine debt, which in some cases includes an equity component, of U.S. and European middle-market companies, where the Advisers believe the supply of primary capital is limited and the investment opportunities are most attractive. These investments are typically made to companies with annual EBITDA between $10 million and $250 million. As used herein, EBITDA represents net income before net interest expense, income tax expense, depreciation and amortization.
Syndicated Corporate Loans.   Syndicated Loans generally hold the most senior position in the capital structure of a Borrower, are typically secured with specific collateral and have a claim on the assets and/or stock of the Borrower that is senior to that held by unsecured creditors, subordinated debt holders and holders of equity of the Borrower. Typically, in order to borrow money pursuant to a Syndicated Loan, a Borrower will, for the term of the Syndicated Loan, pledge collateral (subject to typical exceptions), including but not limited to (i) working capital assets, such as accounts receivable and inventory; (ii) tangible fixed assets, such as real property, buildings and equipment; (iii) intangible assets, such as trademarks and patent rights; and (iv) security interests in shares of stock of subsidiaries or affiliates. In the case of Syndicated Loans made to non-public companies, the company’s shareholders or owners may provide collateral in the form of secured guarantees and/or security interests in assets that they own. In many instances, a Syndicated Loan may be secured only by stock in the Borrower or its subsidiaries. Collateral may consist of assets that may not be readily liquidated, and there is no assurance that the liquidation of such assets would satisfy fully a Borrower’s obligations under a Syndicated Loan.
A Borrower must comply with various covenants contained in a loan agreement or note purchase agreement between the Borrower and the holders of the Syndicated Loan (the “Loan Agreement”). In a typical Syndicated Loan, an administrative agent (the “Agent”) administers the terms of the Loan Agreement. In such cases, the Agent is normally responsible for the collection of principal and interest payments from the Borrower and the apportionment of these payments to the credit of all institutions that are parties to the Loan Agreement. The Fund will generally rely upon the Agent or an intermediate participant to receive and forward to the Fund its portion of the principal and interest payments on the Syndicated Loan. Additionally, the Fund normally will rely on the Agent and the other loan investors to use appropriate credit remedies against the Borrower. The Agent is typically responsible for monitoring compliance with covenants contained in the Loan Agreement based upon reports prepared by the Borrower. The Agent may monitor the value of the collateral and, if the value of the collateral declines, may accelerate the Syndicated

29

Loan, may give the Borrower an opportunity to provide additional collateral or may seek other protection for the benefit of the participants in the Syndicated Loan. The Agent is compensated by the Borrower for providing these services under a Loan Agreement, and such compensation may include special fees paid upon structuring and funding the Syndicated Loan and other fees paid on a continuing basis.
Syndicated Loans typically have rates of interest that are determined daily, monthly, quarterly or semi-annually by reference to a base lending rate, plus a premium or credit spread. As a result, as short-term interest rates increase, interest payable to the Fund from its investments in Syndicated Loans should increase, and as short-term interest rates decrease, interest payable to the Fund from its investments in Syndicated Loans should decrease. These base lending rates are primarily SOFR or another reference rate, and secondarily the prime rate offered by one or more major U.S. banks and the certificate of deposit rate or other base lending rates used by commercial lenders.
Although not initially a principal investment strategy, the Fund may purchase and retain in its portfolio Syndicated Loans where the Borrower has experienced, or may be perceived to be likely to experience, credit problems, including involvement in or recent emergence from bankruptcy court proceedings or other forms of debt restructuring. Such distressed investments may provide opportunities for enhanced income as well as capital appreciation, although they also will be subject to greater risk of loss. At times, in connection with the restructuring of a Syndicated Loan either outside of bankruptcy court or in the context of bankruptcy court proceedings, the Fund may determine or be required to accept equity securities or junior credit securities in exchange for all or a portion of a Syndicated Loan.
In the process of buying, selling and holding Syndicated Loans, the Fund may receive and/or pay certain fees. These fees are in addition to interest payments received and may include facility fees, commitment fees, amendment fees, commissions and prepayment penalty fees. On an ongoing basis, the Fund may receive a commitment fee based on the undrawn portion of the underlying line of credit portion of a Syndicated Loan. In certain circumstances, the Fund may receive a prepayment penalty fee upon the prepayment of a Syndicated Loan by a Borrower. Other fees received by the Fund may include covenant waiver fees, covenant modification fees or other amendment fees.
Corporate Bonds.   An issuer of Corporate Bonds typically pays the investor a fixed rate of interest and must repay the amount borrowed on or before maturity. The investment return of Corporate Bonds reflects interest on the security and changes in the market value of the security. The market value of a Corporate Bond generally may be expected to rise and fall inversely with interest rates. The value of intermediate- and longer-term Corporate Bonds normally fluctuates more in response to changes in interest rates than does the value of shorter-term Corporate Bonds. The market value of a Corporate Bond also may be affected by investors’ perceptions of the creditworthiness of the issuer, the issuer’s performance and perceptions of the issuer in the market place. There is a risk that the issuers of Corporate Bonds may not be able to meet their obligations on interest or principal payments at the time called for by an instrument. The Fund may utilize various types of Derivatives, including swaps, for the purpose of gaining exposure to Corporate Bonds.
Structured Credit.   The Fund may invest in asset-backed opportunities across broad sectors such as consumer and commercial specialty finance and corporate credit. The Fund will target investment opportunities that are directly originated and privately negotiated that may include (i) financings secured by pools of consumer loans, commercial loans or real estate assets; (ii) the outright purchase of pools of consumer loans, commercial loans or real estate assets; and (iii) debt and equity investments in U.S.-dollar-denominated CLOs that are primarily backed by corporate leveraged loans issued to primarily U.S. CLOs, as well as Euro-denominated CLOs that are backed primarily by corporate leveraged loans issued to primarily European CLOs. The investments in the “equity” of structured credit products (including CLOs) refers to the Residual Tranche.
The CLO equity tranches (or other similar junior tranches) and privately issued asset-backed securities in which the Fund invests may be highly leveraged, which magnifies the Fund’s risk of loss on such investments.
Stressed Investments.   The Fund may invest in preferred or common shares, or other instruments, of companies undergoing, or that have recently completed, bankruptcies, reorganizations, insolvencies, liquidations or other fundamental changes or similar proceedings or other Stressed Issuers. In any investment opportunity involving any such type, there exists the risk that the contemplated transaction either will be

30

unsuccessful, will take considerable time or will result in a distribution of cash or new securities, the value of which will be less than the purchase price to the Fund of the securities or other financial instruments in respect of which such distribution is received. Similarly, if an anticipated transaction does not in fact occur, the Fund may be required to sell its investment at a loss. The consummation of such transactions can be prevented or delayed by a variety of factors, including but not limited to (i) intervention of a regulatory agency; (ii) market conditions resulting in material changes in securities prices; (iii) compliance with any applicable bankruptcy, insolvency or securities laws; and (iv) the inability to obtain adequate financing. Because there is substantial uncertainty concerning the outcome of transactions involving financially troubled companies in which the Fund intends to invest, there is a potential risk of loss by the Fund of its entire investment in such companies.
Commercial Real Estate Loans.
Senior Mortgage Loans:   These mortgage loans are typically secured by first liens on commercial properties, including the following property types: office, multifamily, retail, industrial, hospitality and mixed-use. In some cases, first lien mortgages may be divided into an A-Note and a B-Note. The A-Note is typically a privately negotiated loan that is secured by a first mortgage on a commercial property or group of related properties that is senior to a B-Note secured by the same first mortgage property or group.
Subordinated Debt:   These loans may include structurally subordinated first mortgage loans and junior participations in first mortgage loans or participations in these types of assets. As noted above, a B-Note is typically a privately negotiated loan that is secured by a first mortgage on a commercial property or group of related properties and is subordinated to an A-Note secured by the same first mortgage property or group. The subordination of a B-Note or junior participation typically is evidenced by participations or intercreditor agreements with other holders of interests in the note. B-Notes are subject to more credit risk with respect to the underlying mortgage collateral than the corresponding A-Note.
Preferred Equity:   Real estate preferred equity investments are subordinate to first mortgage loans and are not collateralized by the property underlying the investment. As a holder of preferred equity, the Fund seeks to enhance its position with covenants that limit the activities of the entity in which the Fund has an interest and protect the Fund’s equity by obtaining an exclusive right to control the underlying property after an event of default, should such a default occur on the Fund’s investment.
Mezzanine Loans:   Like B-Notes, these loans are also subordinated, but are usually secured by a pledge of the borrower’s equity ownership in the entity that owns the property or by a second lien mortgage on the property. In a liquidation, these loans are generally junior to any mortgage liens on the underlying property, but senior to any preferred equity or common equity interests in the entity that owns the property. Investor rights are usually governed by intercreditor agreements.
Other Investment Strategies.   The Fund may also invest in distressed securities, notes, bills, debentures, bank loans, convertible and preferred securities, government and municipal obligations and other credit instruments with similar economic characteristics. In addition, from time to time, the Fund may invest in or hold common shares and other equity securities incidental to the purchase or ownership of a Syndicated Loan or Corporate Bond or in connection with a reorganization of a borrower. The Fund may engage in short sales. The Fund may also use Derivatives to gain investment exposure to credit instruments, to provide downside protection and to dampen volatility. Derivatives may allow the Fund to increase or decrease the level of risk to which the Fund is exposed more quickly and efficiently than transactions in other types of instruments. The Fund may invest in securities of other investment companies, including ETFs, to the extent that these investments are consistent with the Fund’s investment objective, strategies and policies and permissible under the 1940 Act or any applicable exemption therefrom. The Fund may invest in other investment companies to gain broad market or sector exposure, including during periods when it has large amounts of uninvested cash or when the Advisers believe share prices of other investment companies offer attractive values.

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Other Characteristics
Below Investment Grade Credit Instruments.   Most of the credit instruments in which the Fund may invest will be rated below investment grade (also known as “junk bonds”). Securities rated below investment grade are those that, at the time of investment, are rated Ba1 or lower by Moody’s, or BB+ or lower by S&P or Fitch, or if unrated are determined by the Advisers to be of comparable quality. Below investment grade securities often are regarded as having predominately speculative characteristics with respect to an issuer’s capacity to pay interest and repay principal. In addition, lower quality debt securities tend to be more sensitive to general economic conditions. Although many of the Fund’s investments may consist of securities rated below investment grade, the Fund reserves the right to invest in credit instruments of any credit quality, maturity and duration.
Foreign Instruments.   The Fund may make investments in non-U.S. entities, including issuers in emerging markets. Emerging market countries are countries that major international financial institutions, such as the World Bank, generally consider to be less economically mature than developed nations, such as the United States or most nations in Western Europe. Emerging market countries can include every nation in the world except the United States, Canada, Japan, Australia, New Zealand, most countries located in Western Europe and certain other countries. The Fund expects that its investment in non-U.S. issuers will be made primarily in U.S. dollar denominated securities, but it reserves the right to purchase securities that are foreign currency denominated. Some non-U.S. securities may be less liquid and more volatile than securities of comparable U.S. issuers.
Illiquid and Restricted Securities.   The Fund may invest in instruments that, at the time of investment, are illiquid (generally, those securities that cannot be disposed of within seven days in the ordinary course of business at approximately the value at which the Fund has valued the securities). Although the Fund may invest in such instruments without limitation, pursuant to the requirements of the 1940 Act, the Board has adopted, and the Fund follows, procedures designed to ensure that the Fund maintains sufficient liquidity to meet its periodic repurchase obligations as an interval fund. The Fund may also invest, without limit, in securities that are unregistered (but are eligible for purchase and sale by certain qualified institutional buyers) or are held by control persons of the issuer and securities that are subject to contractual restrictions on their resale.
The Fund may invest its cash balances in money market instruments, U.S. government securities, commercial paper, certificates of deposit, repurchase agreements and other high-quality debt instruments maturing in one year or less, among other instruments. In addition, and in response to adverse market, economic or political conditions, the Fund may invest in high-quality fixed income securities, money market instruments and money market funds or may hold significant positions in cash or cash equivalents for defensive purposes.
Subsidiaries.   The Fund may make investments through direct and indirect wholly-owned Subsidiaries. Such Subsidiaries will not be registered under the 1940 Act. The Board has oversight responsibility for the investment activities of the Fund, including its investment in any Subsidiary, and the Fund’s role as sole direct or indirect shareholder of any Subsidiary. The Subsidiaries will be advised or managed by the Adviser and have the same investment objective as the Fund. The Fund will “look through” any such Subsidiary for purposes of compliance with its investment policies.
Unless otherwise stated herein or in the Statement of Additional Information, the Fund’s investment objective and policies are non-fundamental policies and may be changed by the Board without prior approval of the Shareholders.
The Investment Process
The Fund’s portfolio is managed by CAM representatives Mitch Goldstein, Greg Margolies and Michael Smith, who are also employees of an affiliate of Ares, where Mitch Goldstein and Michael Smith serve as Co-Heads of the Ares Credit Group and Greg Margolies is a Partner. In managing the portfolio, they employ two principal inputs, a quantitative allocation model and the Sub-Adviser’s Allocation Committee comprised of portfolio managers and investment officers from each underlying credit discipline.

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The Ares model utilizes a scoring system intended to quantify the following with a common scale:
•
four risk factors for each asset class including:

◦
volatility:   variability of price for a given security;

◦
liquidity:   extent to which an asset or security can be purchased or sold within the context of its current quoted price;

◦
loss probability:   probability of realizing a loss from default; and

◦
control premium:   premium to value associated with having a controlling position in structuring and originating debt instruments

•
three macroeconomic risk factors including correlation to equities, interest rate risk, and geographic/regional risk

•
relative value spread basis between different asset classes, based on standard deviations in price of each asset

•
relative value of each asset class as compared to its own historical average measured by standard deviation

The Ares scoring for each asset class is then used to solve for an optimal allocation mix using a range of targeted returns. Minimum and maximum concentration and diversification limits may be applied. This output is meant as an objective measure of relative value, useful in guiding both Allocation Committee discussion and in advising Ares co-portfolio managers as to portfolio construction.
Allocation Committee meetings are held monthly and serve multiple ends. The forum is intended to facilitate a congress of expert opinions from across the credit spectrum. Members discuss macroeconomic trends, U.S. and global growth (or contraction), labor market trends, inflation trends, fiscal and monetary policy trends, asset valuations, liquidity conditions and investor sentiment. Each is addressed with respect to its potential effect on lending conditions and credit spreads across underlying asset classes. Consensus is not required, however the agenda will tend to facilitate development of broad “house views” as to macroeconomic forecasts. Specific focus is given to the subject of valuation, and whether each credit asset class is priced attractively relative to its fundamental (absolute) risk and also by comparison to other credit assets. Healthy disagreement on this topic is encouraged, and particular consideration given to the spreads at which most recent loans or bonds have been underwritten by the investment teams of each asset class. The end objective is to determine which asset classes appear cheaply valued and most attractive relative to the risks inherent to each asset class.
The process culminates as Mitch Goldstein, Greg Margolies and Michael Smith determine portfolio positioning and will decide how much of the Fund’s portfolio is invested in each credit asset class. The composition and construction of each underlying asset category is then determined by the portfolio managers specific to that asset category. To the extent possible, such portfolio managers are the same as would be employed in managing a standalone fund within that underlying asset class and the pool of investment ideas from which the underlying asset category is populated would similarly be the same. All investments are either sourced from third parties or by Ares directly, but the Fund expects the vast majority of the Fund’s investments to be directly originated by the Ares investment teams. While each underlying investment team employs its own distinct investment process tailored to that asset class, all portfolio investments undergo intensive screening, due diligence, and credit analyses focused on principal preservation and long-term value creation in market leading businesses. This ensures integrity of process down to the selection of specific companies and credits and is intended to maximize “best ideas” capture across the platform. As the allocation between various asset classes change, underlying portfolio managers are directed to monetize assets or increase their investments to raise liquidity or deploy additional investment capital.

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TYPES OF INVESTMENTS AND RELATED RISKS
Investors should carefully consider the risk factors described below, before deciding on whether to make an investment in the Fund. The risks set out below are not the only risks the Fund faces. Additional risks and uncertainties not currently known to the Fund or that the Fund currently deems to be immaterial also may materially adversely affect the Fund’s business, financial condition and/or operating results. If any of the following events occur, the Fund’s business, financial condition and results of operations could be materially adversely affected. In such case, the NAV of the Fund’s Shares could decline, and investors may lose all or part of their investment.
Risks Relating to Investment Strategies and Fund Investments
Distressed and Event-Driven Investing Risk.   The Fund may invest in securities and other obligations of companies that are involved in significant financial or business distress, including companies involved in, or that have recently completed, bankruptcy or other reorganization and liquidation proceedings (“Stressed Issuers”) (such investments, “Special Situation Investments”). Although Stressed Investments may result in significant returns for the Fund, they are speculative and involve a substantial degree of risk. The level of analytical sophistication, both financial and legal, necessary for successful investment in distressed assets is unusually high. Therefore, the Fund will be particularly dependent on the analytical abilities of the Adviser. In any reorganization or liquidation proceeding relating to a company in which the Fund invests, the Fund may lose its entire investment, may be required to accept cash or securities with a value less than the Fund’s original investment and/or may be required to accept payment over an extended period of time. Among the risks inherent in investments in a troubled company is that it may be difficult to obtain information as to the true financial condition of such company. Troubled company investments and other distressed asset-based investments require active monitoring.
The Fund may make investments in Stressed Issuers when the Adviser believes it is reasonably likely that the Stressed Issuer will make an exchange offer or will be the subject to a plan of reorganization pursuant to which the Fund will receive new securities in return for a Special Situation Investment. There can be no assurance, however, that such an exchange offer will be made or that such a plan of reorganization will be adopted. In addition, a significant period of time may pass between the time at which the Fund makes its investment in the Special Situation Investment and the time that any such exchange offer or plan of reorganization is completed, if at all. During this period, it is unlikely that the Fund would receive any interest payments on the Special Situation Investment, the Fund would be subject to significant uncertainty whether the exchange offer or plan of reorganization will be completed and the Fund may be required to bear certain extraordinary expenses to protect and recover its investment. Therefore, to the extent the Fund seeks capital appreciation through investment in Special Situation Investments, the Fund’s ability to achieve current income for its shareholders may be diminished. The Fund also will be subject to significant uncertainty as to when, in what manner and for what value the obligations evidenced by Special Situation Investments will eventually be satisfied (e.g., through a liquidation of the obligor’s assets, an exchange offer or plan of reorganization involving the Special Situation Investments or a payment of some amount in satisfaction of the obligation). Even if an exchange offer is made or plan of reorganization is adopted with respect to Special Situation Investments held by the Fund, there can be no assurance that the securities or other assets received by the Fund in connection with such exchange offer or plan of reorganization will not have a lower value or income potential than may have been anticipated when the investment was made or even no value. Moreover, any securities received by the Fund upon completion of an exchange offer or plan of reorganization may be restricted as to resale. Similarly, if the Fund participates in negotiations with respect to any exchange offer or plan of reorganization with respect to an issuer of Special Situation Investments, the Fund may be restricted from disposing of such securities. To the extent that the Fund becomes involved in such proceedings, the Fund may have a more active participation in the affairs of the issuer than that assumed generally by an investor.
To the extent that the Fund holds interests in a Stressed Issuer that are different (or more senior or junior) than those held by other funds and/or accounts managed by the Adviser or its affiliates (“Other Accounts”), the Adviser is likely to be presented with decisions involving circumstances where the interests of such Other Accounts may be in conflict with the Fund’s interests. Furthermore, it is possible that the Fund’s interest may be subordinated or otherwise adversely affected by virtue of such Other Accounts’ involvement and actions relating to their investment. In addition, when the Fund and Other Accounts hold

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investments in the same Stressed Issuer (including in the same level of the capital structure), the Fund may be prohibited by applicable law from participating in restructurings, work-outs, renegotiations or other activities related to its investment in the Stressed Issuer absent an exemption due to the fact that Other Accounts hold investments in the same Stressed Issuer. As a result, the Fund may not be permitted by law to make the same investment decisions as Other Accounts in the same or similar situations even if the Adviser believes it would be in the Fund’s best economic interests to do so. Also, the Fund may be prohibited by applicable law from investing in a Stressed Issuer (or an affiliate) that Other Accounts are also investing in or currently invest in even if the Adviser believes it would be in the best economic interests of the Fund to do so. Furthermore, entering into certain transactions that are not deemed prohibited by law when made may potentially lead to a condition that raises regulatory or legal concerns in the future. This may be the case, for example, with Stressed Issuers who are near default and more likely to enter into restructuring or work-out transactions with their existing debt holders, which may include the Fund and its affiliates. In some cases, to avoid the potential of future prohibited transactions, the Adviser may avoid recommending allocating an investment opportunity to the Fund that it would otherwise recommend, subject to the Adviser’s then-current allocation policy and any applicable exemptions.
The Fund may also invest in companies in expectation of a specific event or catalyst, which may be external (e.g., a macroeconomic event impacting relevant markets) or an event that is specific to the company (e.g., a Chapter 11 filing). Such event-driven investing requires the Fund to make judgments concerning (i) the likelihood that an event will occur; and (ii) the impact such event will have on the value of the Fund’s investment in the relevant company. If the event fails to occur or it does not have the effect foreseen, significant losses can result.
Market Price Inefficiency Risk.   The Fund seeks investment opportunities based on what the Advisers perceive as market inefficiencies. However, recognizing market inefficiencies requires a high level of market expertise and is inherently difficult because it requires the recognition of information that the majority of market participants have not identified. The Fund may not effectively recognize market inefficiencies and, even if it does, the market may not correct as the Fund predicts, either of which could result in significant losses to the Fund.
Limited Portfolio Companies Risk.   The Fund seeks to achieve its investment objective by focusing on a limited number of opportunities across the investment universe that it believes offer potentially exceptional risk-adjusted income and returns as compared to more traditional investment strategies under current and expected economic conditions. As a result, the Fund’s portfolio may be focused in a limited number of portfolio companies and industries. Beyond the asset diversification requirements associated with the Fund’s qualification as a RIC under Subchapter M of the Code and the fundamental investment limitations set forth in the Statement of Additional Information, the Fund does not have fixed guidelines for diversification, and while the Fund is not targeting any specific industries, the Fund’s investments may be focused in relatively few industries or portfolio companies. As a result, the aggregate income and returns the Fund realizes may be significantly adversely affected if a small number of investments perform poorly or if the Fund needs to write down the value of any one investment. Additionally, a downturn in any particular industry in which the Fund is invested could also significantly impact the aggregate income and returns it realizes.
Debt Instruments Risk.   The Fund may invest in loans and other types of debt instruments and securities. Such investments may be secured, partially secured or unsecured and may be rated or unrated, and whether or not rated, may have speculative characteristics. Changes in interest rates generally will cause the value of fixed rate debt investments held by the Fund to vary inversely to such changes. Debt investments with longer terms to maturity or duration are subject to greater volatility than investments in shorter-term obligations. The issuer of a debt security or instrument may not be able or willing to pay interest or to repay principal when due in accordance with the terms of the associated agreement. An obligor’s willingness to pay interest or to repay principal due in a timely manner may be affected by, among other factors, its cash flow. Commercial bank lenders may be able to contest payments to the holders of other debt obligations of the same obligor in the event of default under their commercial bank loan agreements. See also “Types of Investments and Related Risks — Credit Risk.”
The Fund may invest in loans and other similar forms of debt. Such forms of indebtedness may be different from traditional debt securities in that debt securities are typically part of a large issue of securities

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and loans and similar debt instruments may not be securities, but may represent a specific commercial loan to a borrower. Loan participations typically represent direct participation, together with other parties, in a loan to a corporate borrower, and generally are offered by banks or other financial institutions or lending syndicates. The Fund may participate in such syndications, or can buy part of a loan, becoming a part lender. When purchasing indebtedness and loan participations, the Fund assumes the credit risk associated with the borrower and may assume the credit risk associated with an interposed bank or other Financial Intermediary. Members of a syndicate in which the Fund participates may have different and sometimes superior rights to those of the Fund. Where the Fund invests as a sub-participant in syndicated debt, it may be subject to certain risks as a result of having no direct contractual relationship with the underlying borrower. As a result, the Fund will generally be dependent on the lender to enforce its rights and obligations under the loan arrangements in the event of a default by the underlying borrower and will generally not have any direct rights against the underlying borrower, any direct rights in the collateral, if any, securing such borrowing, or any right to deal directly with such borrower. The lender will, in general, retain the right to determine whether remedies provided for in the underlying loan arrangement will be exercised, or waived. In the event that the Fund enters into such an investment, there can be no assurance that its ability to realize upon a participation will not be interrupted or impaired in the event of the bankruptcy or insolvency of any of the borrower or the lender or that in such circumstances the Fund will benefit from any set-off between the lender and the borrower. Claims by third parties arising from these and other risks may be borne by the Fund.
Syndicated Loans Risk.   The Syndicated Loans in which the Fund will invest will primarily be rated below investment grade, but may also be unrated and of comparable credit quality. Although Syndicated Loans are senior and typically secured in a first lien (including “unitranche” loans, which are loans that combine both senior and subordinated debt, generally in a first lien position) or second lien position in contrast to other below investment grade fixed income instruments, which are often subordinated or unsecured, the risks associated with such Syndicated Loans are generally similar to the risks of other below investment grade fixed income instruments. Investments in below investment grade Syndicated Loans are considered speculative because of the credit risk of the Borrowers. Such Borrowers are more likely than investment grade Borrowers to default on their payments of interest and principal owed to the Fund, and such defaults could reduce the Fund’s NAV and income distributions. An economic downturn would generally lead to a higher non-payment rate, and a Syndicated Loan may lose significant market value before a default occurs. Moreover, any specific collateral used to secure a Syndicated Loan may decline in value or become illiquid, which could adversely affect the Syndicated Loan’s value. Syndicated Loans are subject to a number of risks described elsewhere in this prospectus, including liquidity risk and the risk of investing in below investment grade fixed income instruments.
Syndicated Loans are subject to the risk of non-payment of scheduled interest or principal. Such non-payment would result in a reduction of income to the Fund, a reduction in the value of the investment and a potential decrease in the NAV of the Fund. There can be no assurance that the liquidation of any collateral securing a Syndicated Loan would satisfy the Borrower’s obligation in the event of non-payment of scheduled interest or principal payments, whether when due or upon acceleration, or that the collateral could be liquidated, readily or otherwise. In the event of bankruptcy or insolvency of a Borrower, the Fund could experience delays or limitations with respect to its ability to realize the benefits of the collateral, if any, securing a Syndicated Loan. The collateral securing a Syndicated Loan, if any, may lose all or substantially all of its value in the event of the bankruptcy or insolvency of a Borrower. Some Syndicated Loans are subject to the risk that a court, pursuant to fraudulent conveyance or other similar laws, could subordinate such Syndicated Loans to presently existing or future indebtedness of the Borrower or take other action detrimental to the holders of Syndicated Loans including, in certain circumstances, invalidating such Syndicated Loans or causing interest previously paid to be refunded to the Borrower. Additionally, a Syndicated Loan may be “primed” in bankruptcy, which reduces the ability of the holders of the Syndicated Loan to recover on the collateral. Priming takes place when a debtor in bankruptcy is allowed to incur additional indebtedness by the bankruptcy court and such indebtedness has a senior or pari passu lien with the debtor’s existing secured indebtedness, such as existing Syndicated Loans or secured Corporate Bonds.
There may be less readily available information about most Syndicated Loans and the Borrowers thereunder than is the case for many other types of securities, including securities issued in transactions registered under the Securities Act of 1933, as amended (the “1933 Act”), or registered under the Securities

37

Exchange Act of 1934, as amended (the “Exchange Act”), and Borrowers subject to the periodic reporting requirements of Section 13 of the Exchange Act. Syndicated Loans may be issued by companies that are not subject to SEC reporting requirements and these companies, therefore, do not file reports with the SEC that must comply with SEC form requirements and, in addition, are subject to a less stringent liability disclosure regime than companies subject to SEC reporting requirements. As a result, the Advisers will rely primarily on their own evaluation of a Borrower’s credit quality rather than on any available independent sources. Therefore, the Fund will be particularly dependent on the analytical abilities of the Advisers. In certain circumstances, Syndicated Loans may not be deemed to be securities under certain federal securities laws, other than the 1940 Act. Therefore, in the event of fraud or misrepresentation by a Borrower or an arranger, the Fund may not have the protection of the antifraud provisions of the federal securities laws as would otherwise be available for bonds or stocks. Instead, in such cases, parties generally would rely on the contractual provisions in the Syndicated Loan agreement itself and common law fraud protections under applicable state law.
The secondary trading market for Syndicated Loans may be less liquid than the secondary trading market for registered investment grade debt securities. No active trading market may exist for certain Syndicated Loans, which may make it difficult to value them. Illiquidity and adverse market conditions may mean that the Fund may not be able to sell Syndicated Loans quickly or at a fair price. To the extent that a secondary market does exist for certain Syndicated Loans, the market for them may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods.
Syndicated Loans and other variable rate debt instruments are subject to the risk of payment defaults of scheduled interest or principal. Such payment defaults would result in a reduction of income to the Fund, a reduction in the value of the investment and a potential decrease in the NAV of the Fund. Similarly, a sudden and significant increase in market interest rates may increase the risk of payment defaults and cause a decline in the value of these investments and in the Fund’s NAV. Other factors (including, but not limited to, rating downgrades, credit deterioration, a large downward movement in share prices, a disparity in supply and demand of certain securities or market conditions that reduce liquidity) can reduce the value of Syndicated Loans and other debt obligations, impairing the Fund’s NAV.
Syndicated Loans are subject to legislative risk. If legislation or state or federal regulations impose additional requirements or restrictions on the ability of financial institutions to make loans, the availability of Syndicated Loans for investment by the Fund may be adversely affected. In addition, such requirements or restrictions could reduce or eliminate sources of financing for certain Borrowers. This would increase the risk of default. If legislation or federal or state regulations require financial institutions to increase their capital requirements this may cause financial institutions to dispose of Syndicated Loans that are considered highly levered transactions. Such sales could result in prices that, in the opinions of the Advisers, do not represent fair value. If the Fund attempts to sell a Syndicated Loan at a time when a financial institution is engaging in such a sale, the price the Fund could receive for the Syndicated Loan may be adversely affected.
The Fund expects to acquire Syndicated Loans through assignments and, to a lesser extent, through participations. The purchaser of an assignment typically succeeds to all the rights and obligations of the assigning institution and becomes a lender under the credit agreement with respect to the debt obligation; however, the purchaser’s rights can be more restricted than those of the assigning institution, and the Fund may not be able to unilaterally enforce all rights and remedies under the loan and with regard to any associated collateral. In general, a participation is a contractual relationship only with the institution participating out the interest, not with the Borrower. Sellers of participations typically include banks, broker-dealers, other financial institutions and lending institutions. In purchasing participations, the Fund generally will have no right to enforce compliance by the Borrower with the terms of the loan agreement against the Borrower, and the Fund may not directly benefit from the collateral supporting the debt obligation in which it has purchased the participation. As a result, (i) the Fund will be exposed to the credit risk of both the Borrower and the institution selling the participation; and (ii) both the Borrower and the institution selling the participation will be considered issuers for purposes of the Fund’s investment restriction concerning industry concentration. See “Investment Restrictions” in the Statement of Additional Information. Further, in purchasing participations in lending syndicates, the Fund may be more limited than it otherwise would be in its ability to conduct due diligence on the Borrower. In addition, as a holder of the participations, the Fund may not have voting rights or inspection rights that the Fund would otherwise

38

have if it were investing directly in the Syndicated Loan, which may result in the Fund being exposed to greater credit or fraud risk with respect to the Borrower or the Syndicated Loan.
Subordinated Loans Risk.   Although the Fund does not expect Subordinated Loans to be a significant component of its portfolio, it may invest in such instruments from time to time. Subordinated Loans generally are subject to similar risks as those associated with investments in Syndicated Loans, except that such loans are subordinated in payment and/or lower in lien priority to first lien holders. In the event of default on a Subordinated Loan, the first priority lien holder has first claim to the underlying collateral of the loan to the extent such claim is secured. Additionally, an oversecured creditor may be entitled to additional interest and other charges in bankruptcy increasing the amount of their allowed claim. Subordinated Loans are subject to the additional risk that the cash flow of the Borrower and property securing the loan or debt, if any, may be insufficient to meet scheduled payments after giving effect to the senior obligations of the Borrower. This risk is generally higher for subordinated unsecured loans or debt, which are not backed by a security interest in any specific collateral. Subordinated Loans generally have greater price volatility than Syndicated Loans and may be less liquid.
“Covenant-Lite” Loans Risk.   Some of the loans in which the Fund may invest directly or indirectly through its investments in collateralized debt obligations (“CDOs”), CLOs or other types of structured securities may be “covenant-lite” loans, which means the loans contain fewer maintenance covenants than other loans (in some cases, none) and do not include terms which allow the lender to monitor the performance of the borrower and declare a default if certain criteria are breached. An investment by the Fund in a covenant-lite loan may potentially hinder the ability to reprice credit risk associated with the issuer and reduce the ability to restructure a problematic loan and mitigate potential loss. The Fund may also experience delays in enforcing its rights on its holdings of covenant-lite loans. As a result of these risks, the Fund’s exposure to losses may be increased, which could result in an adverse impact on the Fund’s net income and net asset value.
Corporate Bond Risk.   The market value of a Corporate Bond generally may be expected to rise and fall inversely with interest rates. The market value of intermediate- and longer-term Corporate Bonds is generally more sensitive to changes in interest rates than is the market value of shorter-term Corporate Bonds. The market value of a Corporate Bond also may be affected by factors directly related to the issuer, such as investors’ perceptions of the creditworthiness of the issuer, the issuer’s financial performance, perceptions of the issuer in the market place, performance of management of the issuer, the issuer’s capital structure and use of financial leverage and demand for the issuer’s goods and services. Certain risks associated with investments in Corporate Bonds are described elsewhere in this Prospectus in further detail, including under “Credit Risk”, “Prepayment Risk” and “Inflation and Deflation Risk”. There is a risk that the issuers of Corporate Bonds may not be able to meet their obligations on interest or principal payments at the time called for by an instrument. The Fund expects to invest primarily in Corporate Bonds that are high yield issues rated below investment grade. High yield Corporate Bonds are often high risk and have speculative characteristics. High yield Corporate Bonds may be particularly susceptible to adverse issuer-specific developments. High yield Corporate Bonds are subject to the risks described below under “Below Investment Grade Rating Risk.”
Asset-Backed Securities Risk.    Asset-backed securities often involve risks that are different from or more acute than risks associated with other types of debt instruments. For instance, asset-backed securities may be particularly sensitive to changes in prevailing interest rates. In addition, the underlying assets are subject to prepayments that shorten the securities’ weighted average maturity and may lower their return. Asset-backed securities are also subject to risks associated with their structure and the nature of the assets underlying the security and the servicing of those assets. Payment of interest and repayment of principal on asset-backed securities is largely dependent upon the cash flows generated by the assets backing the securities and, in certain cases, supported by letters of credit, surety bonds or other credit enhancements. The values of asset-backed securities may be substantially dependent on the servicing of the underlying asset pools, and are therefore subject to risks associated with the negligence by, or defalcation of, their servicers. Furthermore, debtors may be entitled to the protection of a number of state and federal consumer credit laws with respect to the assets underlying these securities, which may give the debtor the right to avoid or reduce payment. In addition, due to their often complicated structures, various asset-backed securities may be difficult to value and may constitute illiquid investments. The liquidity of asset-backed securities (particularly below investment grade asset-backed securities) may change over time. During periods of

39

deteriorating economic conditions, such as recessions, or periods of rising unemployment, delinquencies and losses generally increase, sometimes dramatically, with respect to securitizations involving loans, sales contracts, receivables and other obligations underlying asset-backed securities. If many borrowers on the underlying loans default, losses could exceed the credit enhancement level and result in losses to investors in asset-backed securities.
Below Investment Grade Rating Risk.   The Fund expects that its investments in Syndicated Loans, Subordinated Loans, Corporate Bonds and other debt instruments will consist primarily of securities and loans that are rated below investment grade or unrated and of comparable credit quality. Corporate Bonds that are rated below investment grade are often referred to as “high yield”securities or “junk bonds.” Below investment grade Syndicated Loans, high yield securities and other similar instruments are rated “Ba1” or lower by Moody’s, “BB+” or lower by S&P or “BB+” or lower by Fitch or, if unrated, are judged by the Advisers to be of comparable credit quality. While generally providing greater income and opportunity for gain, below investment grade rated Corporate Bonds and Syndicated Loans and similar debt instruments may be subject to greater risks than securities or instruments that have higher credit ratings, including a higher risk of default. The credit rating of a Corporate Bond and Syndicated Loan that is rated below investment grade does not necessarily address its market value risk, and ratings may from time to time change, positively or negatively, to reflect developments regarding the issuer’s financial condition. Below investment grade Corporate Bonds and Syndicated Loans and similar instruments often are considered to be speculative with respect to the capacity of the Borrower to timely repay principal and pay interest or dividends in accordance with the terms of the obligation and may have more credit risk than higher rated securities. Lower grade securities and similar debt instruments may be particularly susceptible to economic downturns. It is likely that a prolonged or deepening economic recession could adversely affect the ability of some Borrowers issuing such Corporate Bonds, Syndicated Loans and similar debt instruments to repay principal and pay interest on the instrument, increase the incidence of default and severely disrupt the market value of the securities and similar debt instruments.
The secondary market for below investment grade Corporate Bonds and Syndicated Loans and similar instruments may be less liquid than that for higher rated instruments. Because unrated securities may not have an active trading market or may be difficult to value, the Fund might have difficulty selling them promptly at an acceptable price. To the extent that the Fund invests in unrated securities, the Fund’s ability to achieve its investment objective will be more dependent on the Advisers’ credit analysis than would be the case when the Fund invests in rated securities.
Under normal market conditions, the Fund will invest in Syndicated Loans and Corporate Bonds, and may invest in Subordinated Loans and other debt instruments, rated in the lower rating categories (“Caa1” or lower by Moody’s, “CCC+” or lower by S&P or CCC+ or lower by Fitch) or unrated and of comparable quality. For these securities, the risks associated with below investment grade instruments are more pronounced. The Fund may incur additional expenses to the extent it is required to seek recovery upon a default in the payment of principal or interest on its portfolio holdings. In any reorganization or liquidation proceeding relating to an investment, the Fund may lose its entire investment or may be required to accept cash or securities with a value substantially less than its original investment.
Collateralized Loan Obligations Risk.   CLOs issue debt securities in tranches with different payment characteristics and different credit ratings. The rated tranches of CLO Debt Securities are generally assigned credit ratings by one or more nationally recognized statistical rating organizations (“NRSRO”). Residual tranches are the most junior tranches and do not receive ratings. Below investment grade tranches of CLO Debt Securities typically experience a lower recovery, greater risk of loss or deferral or non-payment of interest than more senior tranches of the CLO. The riskiest portion of the capital structure of a CLO is the subordinated (or residual) tranche, which bears the bulk of defaults from the loans in the CLO and serves to protect the other, more senior tranches from default in all but the most severe circumstances. Since it is partially protected from defaults, a senior tranche from a CLO typically has higher ratings and lower yields than the underlying securities, and can be rated investment grade. Despite the protection from the subordinated tranche, CLO tranches can experience substantial losses due to actual defaults, increased sensitivity to defaults due to collateral default and disappearance of protecting tranches, market anticipation of defaults and aversion to CLO Securities as a class. The risks of an investment in a CLO depend largely on the collateral and the tranche of the CLO in which the Fund invests.

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The CLOs in which the Fund invests may have issued and sold debt tranches that will rank senior to the tranches in which the Fund invests. By their terms, such more senior tranches may entitle the holders to receive payment of interest or principal on or before the dates on which the Fund is entitled to receive payments with respect to the tranches in which the Fund invests.
Also, in the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of a CLO, holders of more senior tranches would typically be entitled to receive payment in full before the Fund receives any distribution. After repaying such senior creditors, such CLO may not have any remaining assets to use for repaying its obligation to the Fund. In the case of tranches ranking equally with the tranches in which the Fund invests, the Fund would have to share on an equal basis any distributions with other creditors holding such securities in the event of an insolvency, liquidation, dissolution, reorganization or bankruptcy of the relevant CLO. Therefore, the Fund may not receive back the full amount of its investment in a CLO.
The transaction documents relating to the issuance of CLO Debt Securities may impose eligibility criteria on the assets of the CLO, restrict the ability of the CLO’s investment manager to trade investments and impose certain portfolio-wide asset quality requirements. These criteria, restrictions and requirements may limit the ability of the CLO’s investment manager to maximize returns on the CLO Debt Securities. In addition, other parties involved in CLOs, such as third-party credit enhancers and investors in the rated tranches, may impose requirements that have an adverse effect on the returns of the various tranches of CLO Debt Securities. Furthermore, CLO Debt Securities issuance transaction documents generally contain provisions that, in the event that certain tests are not met (generally interest coverage and over-collateralization tests at varying levels in the capital structure), proceeds that would otherwise be distributed to holders of a junior tranche must be diverted to pay down the senior tranches until such tests are satisfied. Failure (or increased likelihood of failure) of a CLO to make timely payments on a particular tranche will have an adverse effect on the liquidity and market value of such tranche.
Payments to holders of CLO Debt Securities may be subject to deferral. If cash flows generated by the underlying assets are insufficient to make all current and, if applicable, deferred payments on CLO Debt Securities, no other assets will be available for payment of the deficiency and, following realization of the underlying assets, the obligations of the issuer of the related CLO Debt Securities to pay such deficiency will be extinguished.
The market value of CLO Debt Securities may be affected by, among other things, changes in the market value of the underlying assets held by the CLO, changes in the distributions on the underlying assets, defaults and recoveries on the underlying assets, capital gains and losses on the underlying assets, prepayments on underlying assets and the availability, prices and interest rate of underlying assets. Furthermore, the leveraged nature of each subordinated class may magnify the adverse impact on such class of changes in the value of the assets, changes in the distributions on the assets, defaults and recoveries on the assets, capital gains and losses on the assets, prepayment on assets and availability, price and interest rates of assets. Finally, CLO Debt Securities are limited recourse and may not be paid in full and may be subject to up to 100% loss.
Commercial Real Estate Lending Investments Risk.   The Fund’s senior commercial real estate loans are secured by commercial property and are subject to risks of delinquency and foreclosure, and risks of loss that may be greater than similar risks associated with loans made on the security of single-family residential property. The ability of a borrower to repay a loan secured by an income-producing property typically is dependent primarily upon the successful operation of such property rather than upon the existence of independent income or assets of the borrower. If the net operating income of the property is reduced, the borrower’s ability to repay the loan may be impaired. Net operating income of an income-producing property can be adversely affected by, among other things:
•
tenant mix;

•
success of tenant businesses;

•
property management decisions;

•
property location, condition and design;

•
competition from comparable types of properties;

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•
changes in laws that increase operating expenses or limit rents that may be charged;

•
changes in national, regional or local economic conditions and/or specific industry segments, including the credit and securitization markets;

•
declines in regional or local real estate values;

•
declines in regional or local rental or occupancy rates;

•
increases in interest rates, real estate tax rates and other operating expenses;

•
costs of remediation and liabilities associated with environmental conditions;

•
the potential for uninsured or underinsured property losses;

•
changes in governmental laws and regulations, including fiscal policies, zoning ordinances and environmental legislation and the related costs of compliance; and

•
acts of God, terrorist attacks, social unrest and civil disturbances.

In the event of any default under a mortgage loan held directly by the Fund, the Fund will bear a risk of loss of principal to the extent of any deficiency between the value of the collateral and the principal and accrued interest of the mortgage loan, which could have a material adverse effect on the Fund’s cash flow from operations and limit amounts available for distribution to the Fund’s Shareholders. In the event of the bankruptcy of a mortgage loan borrower, the mortgage loan to such borrower will be deemed to be secured only to the extent of the value of the underlying collateral at the time of bankruptcy (as determined by the bankruptcy court), and the lien securing the mortgage loan will be subject to the avoidance powers of the bankruptcy trustee or debtor-in-possession to the extent the lien is unenforceable under state law. Foreclosure of a mortgage loan can be an expensive and lengthy process, which could have a substantial negative effect on the Fund’s anticipated return on the foreclosed mortgage loan.
Duration and Maturity Risk.   The Fund has no fixed policy regarding portfolio maturity or duration. Holding long duration and long maturity investments will expose the Fund to certain magnified risks. When interest rates rise, certain obligations will be paid off by the issuers of debt investments more slowly than anticipated, causing the value of these obligations to fall. Rising interest rates tend to extend the duration of securities, making them more sensitive to changes in interest rates. The value of longer-term securities generally changes more in response to changes in interest rates than shorter-term securities. As a result, in a period of rising interest rates, such as in recent years, securities may exhibit additional volatility and may lose value.
When interest rates fall, certain obligations will be paid off by the issuers of debt investments more quickly than originally anticipated, and the Fund may have to invest the proceeds in securities with lower yields. In periods of falling interest rates, the rate of prepayments tends to increase (as does price fluctuation) as issuers of debt instruments are motivated to pay off debt and refinance at new lower rates. During such periods, reinvestment of the prepayment proceeds by the Adviser will generally be at lower rates of return than the return on the assets that were prepaid. Prepayment reduces the yield to maturity and the average life of the security.
Distressed and Defaulted Debt Risk.   The Fund may invest, to a limited extent, in securities, including loans purchased in the secondary market, that are the subject of bankruptcy proceedings or otherwise in default or at risk of being in default as to the repayment of principal and/or interest at the time of acquisition by the Fund (“Distressed Debt”). Investment in Distressed Debt is speculative and involves significant risks.
The Fund may make such investments when the Advisers believe it is reasonably likely that the issuer of Distressed Debt will make an exchange offer or will be the subject of a plan of reorganization pursuant to which the Fund will receive new securities in return for Distressed Debt. There can be no assurance, however, that such an exchange offer will be made or that such a plan of reorganization will be adopted. In addition, a significant period of time may pass between the time at which the Fund makes its investment in Distressed Debt and the time that any such exchange offer or plan of reorganization is completed, if at all. During this period, it is unlikely that the Fund would receive any interest payments on the Distressed Debt, the Fund would be subject to significant uncertainty whether the exchange offer or plan of reorganization will be

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completed and the Fund may be required to bear certain extraordinary expenses to protect and recover its investment. Therefore, to the extent the Fund seeks capital appreciation through investment in Distressed Debt, the Fund’s ability to achieve current income for its Shareholders may be diminished. The Fund also will be subject to significant uncertainty as to when and in what manner and for what value the obligations evidenced by the Distressed Debt will eventually be satisfied (e.g., through a liquidation of the obligor’s assets, an exchange offer or plan of reorganization involving the Distressed Debt or a payment of some amount in satisfaction of the obligation). Even if an exchange offer is made or plan of reorganization is adopted with respect to Distressed Debt held by the Fund, there can be no assurance that the securities or other assets received by the Fund in connection with such exchange offer or plan of reorganization will not have a lower value or income potential than may have been anticipated when the investment was made or no value. Moreover, any securities received by the Fund upon completion of an exchange offer or plan of reorganization may be restricted as to resale. Similarly, if the Fund participates in negotiations with respect to any exchange offer or plan of reorganization with respect to an issuer of Distressed Debt, the Fund may be restricted from disposing of such securities. To the extent that the Fund becomes involved in such proceedings, the Fund may have a more active participation in the affairs of the issuer than that assumed generally by an investor.
Credit Risk.   Credit risk is the risk that one or more loans or debt securities in the Fund’s portfolio will decline in price or one or more Borrowers will fail to pay interest or principal when due because one or more Borrowers experiences a decline in its financial condition. While a senior position in the capital structure of a Borrower may provide some protection with respect to the Fund’s investments in Syndicated Loans, losses may still occur because the market value of Syndicated Loans is affected by the creditworthiness of Borrowers and by general economic and specific industry conditions. To the extent the Fund invests in below investment grade Corporate Bonds, Syndicated Loans or other investments, it will be exposed to a greater amount of credit risk than a fund that invests in investment grade securities or loans. Typically, the prices of lower grade securities or loans are more sensitive to negative developments, such as a decline in the Borrower’s revenues or a general economic downturn, than are the prices of higher grade securities or loans.
Credit Ratings Risk.   Credit ratings represent only the opinion of a rating agency with respect to the ability of a company to make principal and interest payments on its securities. In determining a credit rating, rating agencies do not evaluate the risks of fluctuations in market value. Further, there may be limits on the effectiveness of the rating agencies’ financial models. For these and other reasons, a credit rating may not fully reflect the risks inherent in the relevant security. Further, a rating agency may have a conflict of interest with respect to a security for which it assigns a particular rating. For example, if the issuer or sponsor of a security pays a rating agency for the analysis of its security, a conflict of interest exists that could affect the reliability of the rating. In addition, credit rating agencies may or may not make timely changes to a rating to reflect changes in the economy or in the conditions of the issuer that affect the market value of the security. In other words, a security or an issuer may maintain a certain credit rating even though conditions have deteriorated or improved since the rating was issued. Consequently, credit ratings should not necessarily be relied upon as an indicator of investment quality. If a rating agency changes the rating assigned to one or more of the Fund’s investments, the Fund is not required to sell the relevant securities.
Covenant Breach Risk.   A borrower may fail to satisfy financial or operating covenants imposed by the Fund or other lenders, which could lead to defaults and, potentially, termination of its loans and foreclosure on its secured assets, which could trigger cross-defaults under other agreements and jeopardize such company’s ability to meet its obligations under the debt or equity securities that the Fund holds. The Fund may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms, which may include the waiver of certain financial covenants, with a defaulting company.
Prepayment Risk.   During periods of declining interest rates, Borrowers may exercise their option to prepay principal earlier than scheduled. For Corporate Bonds, such payments often occur during periods of declining interest rates, which may require the Fund to reinvest in lower yielding securities, resulting in a possible decline in the Fund’s income and dividends to Shareholders. This is known as prepayment or “call” risk. Below investment grade Corporate Bonds frequently have call features that allow the issuer to redeem the security at dates prior to its stated maturity at a specified price (typically greater than the stated principal amount) only if certain prescribed conditions are met (“Call Protection”). An issuer may redeem Corporate Bonds if, for example, the issuer can refinance the debt at a lower cost due to declining interest rates or an improvement in the credit standing of the issuer. Fixed income securities may be purchased at prices below or above their stated principal amount. For premium Corporate Bonds (Corporate Bonds acquired at prices

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that exceed their stated principal amount), prepayment risk may be enhanced given that the Fund would lose the potential value of the yield-to-maturity of the bonds in the event they are redeemed at the stated principal amount.
Syndicated Loans and Subordinated Loans are subject to prepayment risk and typically do not have Call Protection. The degree to which Borrowers prepay Syndicated Loans and Subordinated Loans, whether as a contractual requirement or at their election, may be affected by general business conditions, the financial condition of the Borrower and competitive conditions among Syndicated Loan and Subordinated Loan investors, among others. For these reasons, prepayments cannot be predicted with accuracy. Upon a prepayment, either in part or in full, the outstanding debt from which the Fund derives interest income will be reduced. The Fund may not be able to reinvest the proceeds received on terms as favorable as the prepaid loan.
Short Sales Risk.   A short sale is a transaction in which the Fund sells an instrument that it does not own in anticipation that the market price will decline. To deliver the securities to the buyer, the Fund arranges through a broker to borrow the securities and, in so doing, the Fund becomes obligated to replace the securities borrowed at their market price at the time of replacement. When selling short, the Fund intends to replace the securities at a lower price and therefore profit from the difference between the cost to replace the securities and the proceeds received from the sale of the securities. When the Fund makes a short sale, the proceeds it receives from the sale will be held on behalf of a broker until the Fund replaces the borrowed securities. The Fund may have to pay a premium to borrow the securities and must pay any dividends or interest payable on the securities until they are replaced. The Fund’s obligation to replace the securities borrowed in connection with a short sale will be secured by collateral deposited with the broker that consists of cash and/or liquid securities. Short sales involve certain risks and special considerations. If the Fund incorrectly predicts that the price of the borrowed security will decline, the Fund will have to replace the securities with securities with a greater value than the amount received from the sale. As a result, losses from short sales differ from losses that could be incurred from a purchase of a security because losses from short sales may be unlimited, whereas losses from purchases can equal only the total amount invested.
No Control Over Portfolio Companies.   The Fund does not expect to control most of its portfolio companies, although its debt agreements with such portfolio companies may contain certain restrictive covenants. As a result, the Fund is subject to the risk that a portfolio company in which it invests may make business decisions with which it disagrees and the management of such company, as representatives of the holders of its common equity, may take risks or otherwise act in ways that do not serve the Fund’s interests as a debt investor. A portfolio company may make decisions that could decrease the value of the Fund’s portfolio holdings. The Fund may not be able to dispose of its interests in its portfolio companies as readily as it would like or at an appropriate valuation, if it invests in non-traded companies. In addition, where the Fund is entitled to occupy a seat on the board of a portfolio company, such involvement may prevent the Fund from freely disposing of its debt investments and may subject the Fund to additional liability or result in re-characterization of its debt investments as equity.
Mezzanine Investments Risk.   The Fund may invest in mezzanine debt instruments, which are expected to be unsecured and made in companies with capital structures having significant indebtedness ranking ahead of the investments, all or a significant portion of which may be secured. While the investments may benefit from the same or similar financial and other covenants as those applicable to the indebtedness ranking ahead of the investments and may benefit from cross-default provisions and security over the company’s assets, some or all of such terms may not be part of particular investments and the mezzanine debt will be subordinated in recovery to senior classes of debt in the event of a default. Mezzanine investments generally are subject to various risks, including, without limitation: (i) a subsequent characterization of an investment as a “fraudulent conveyance”; (ii) the recovery as a “preference” of liens perfected or payments made on account of a debt in the 90 days before a bankruptcy filing; (iii) equitable subordination claims by other creditors; (iv) so-called “lender liability” claims by the issuer of the obligations; and (v) environmental liabilities that may arise with respect to any collateral securing the obligations.
Convertible Securities Risk.   Convertible securities are bonds, debentures, notes, preferred stocks or other securities that may be converted into or exchanged for a specified amount of common stock or other equity security of the same or a different issuer within a particular period of time at a specified price or formula. A convertible security entitles its holder to receive interest that is generally paid or accrued on

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debt or a dividend that is paid or accrued on preferred stock until the convertible security matures or is redeemed, converted or exchanged. Convertible securities have unique investment characteristics in that they generally: (i) have higher yields than common stocks, but lower yields than comparable non-convertible securities; (ii) are less subject to fluctuation in value than the underlying common stock due to their fixed-income characteristics; and (iii) provide the potential for capital appreciation if the market price of the underlying common stock increases.
The value of a convertible security is a function of its “investment value,” or determined by its yield in comparison with the yields of other securities of comparable maturity and quality that do not have a conversion privilege, and its “conversion value,” or the security’s worth, at market value, if converted into the underlying common stock. The investment value of a convertible security is influenced by changes in interest rates, with investment value declining as interest rates increase and increasing as interest rates decline. The credit standing of the issuer and other factors also may have an effect on the convertible security’s investment value. The conversion value of a convertible security is determined by the market price of the underlying common stock. If the conversion value is low relative to the investment value, the price of the convertible security is governed principally by its investment value. To the extent the market price of the underlying common stock approaches or exceeds the conversion price, the price of the convertible security will be increasingly influenced by its conversion value. A convertible security generally will sell at a premium over its conversion value by the extent to which investors place value on the right to acquire the underlying common stock while holding a fixed-income security. Generally, the amount of the premium decreases as the convertible security approaches maturity. Although under normal market conditions longer-term convertible debt securities have greater yields than do shorter-term convertible debt securities of similar quality, they are subject to greater price fluctuations.
A convertible security may be subject to redemption at the option of the issuer at a price established in the convertible security’s governing instrument. If a convertible security held by the Fund is called for redemption, the Fund will be required to permit the issuer to redeem the security, convert it into the underlying common stock or sell it to a third party. Any of these actions could have an adverse effect on the Fund’s ability to achieve its investment objective.
Equity Securities Risk.   The value of equity securities, including common stocks, preferred stocks and convertible stocks, will fluctuate in response to factors affecting the particular company, as well as broader market and economic conditions. Moreover, in the event of a company’s bankruptcy, claims of certain creditors, including bondholders, will have priority over claims of holders of common stock and are likely to have varying types of priority over holders of preferred and convertible stock.
Equity markets may experience significant short-term volatility and may fall sharply at times. Different markets may behave differently from each other and U.S. equity markets may move in the opposite direction from one or more foreign stock markets. Adverse events in any part of the equity or fixed-income markets may have unexpected negative effects on other market segments. The prices of individual equity securities generally do not all move in the same direction at the same time and a variety of factors can affect the price of a particular company’s securities. These factors may include, but are not limited to, poor earnings reports, a loss of customers, litigation against the company, general unfavorable performance of the company’s sector or industry, or changes in government regulations affecting the company or its industry.
Risks Associated with Investments in Equity Securities Incidental to Investments in Syndicated Loans.    Investments in equity securities incidental to investments in Syndicated Loans or other debt instruments entail certain risks in addition to those associated with investments in Syndicated Loans or other debt instruments. Because equity is merely the residual value of a Borrower after all claims and other interests, it is inherently more risky than Syndicated Loans or other debt instruments of the same Borrower. The value of the equity securities may be affected more rapidly, and to a greater extent, by company- and industry-specific developments and general market conditions. These risks may increase fluctuations in the NAV of the common shares. The Fund frequently may possess material non-public information about a Borrower as a result of its ownership of a Syndicated Loan or other debt instruments of a Borrower. Because of prohibitions on trading in securities while in possession of material non-public information, the Fund might be unable to enter into a transaction in a security of the Borrower when it would otherwise be advantageous to do so.

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Dividends.   The Fund may invest in equity securities from time to time. Dividends relating to these equity securities may not be fixed, but may be declared at the discretion of a portfolio company’s board of directors. There is no guarantee that a company in which the Fund invests will declare dividends in the future or that, if declared, the dividends will remain at current levels or increase over time.
Derivatives Risk.
The Fund’s use of Derivatives involves investment risks and transaction costs to which the Fund would not be subject absent the use of these instruments and, accordingly, may result in losses greater than if they had not been used.
General Risks Associated with Derivatives.   Although the Fund does not expect Derivatives to represent a significant component of its portfolio initially, the Fund may use Derivatives including, in particular, swaps (including, total return swaps), synthetic collateralized loan obligations, reverse repurchase agreements and other similar transactions, in seeking to achieve its investment objective or for other reasons, such as cash management, financing activities or to hedge its positions. Accordingly, Derivatives may be used in limited instances as a form of leverage or to seek to enhance returns, including speculation on changes in credit spreads, interest rates or other characteristics of the market, individual securities or groups of securities. If the Fund invests in a Derivative for speculative purposes, which the Fund does not initially intend to do, the Fund will be fully exposed to the risks of loss of that Derivative, which may sometimes be greater than the Derivative’s cost. The use of Derivatives may involve substantial leverage. The use of Derivatives may subject the Fund to certain risks, including but not limited to:

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Credit risk — the risk that the counterparty in a Derivative transaction will be unable or unwilling to honor its financial obligation to the Fund, or the risk that the reference entity in a credit default swap or similar Derivative will not be able to honor its financial obligations. Certain participants in the Derivatives market, including larger financial institutions, have recently experienced significant financial hardship and deteriorating credit conditions. If the Fund’s counterparty to a Derivative transaction experiences a loss of capital, or is perceived to lack adequate capital or access to capital, it may experience margin calls or other regulatory requirements to increase equity. Under such circumstances, the risk that a counterparty will be unable to honor its obligations may increase substantially. If a counterparty becomes bankrupt or otherwise fails to perform its obligations under a derivative contract, the Fund may experience significant delays in obtaining any recovery under the derivative contract in bankruptcy or other reorganization proceeding. The Fund may obtain only a limited recovery or may obtain no recovery in such circumstances.

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Currency risk — the risk that changes in the exchange rate between two currencies will adversely affect the value (in U.S. dollar terms) of an investment.

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Leverage risk — the risk associated with certain types of Derivative strategies that relatively small market movements may result in large changes in the value of an investment. Certain investments or trading strategies that involve leverage can result in losses that greatly exceed the amount originally invested.

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Liquidity risk — the risk that certain securities may be difficult or impossible to sell at the time that the seller would like or at the price that the seller believes the security is currently worth. This risk is heightened to the extent the Fund engages in OTC Derivative transactions.

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Correlation risk — the risk that changes in the value of a Derivative will not match the changes in the value of the portfolio holdings that are being hedged or of the particular market, security or loan to which the Fund seeks exposure.

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Index risk — if the Derivative is linked to the performance of an index, it will be subject to the risks associated with changes in that index. If the index changes, the Fund could receive lower interest payments or experience a reduction in the value of the Derivative to below what the Fund paid. Certain indexed securities, including inverse securities (which move in an opposite direction to the index), may create leverage, to the extent that they increase or decrease in value at a rate that is a multiple of the changes in the applicable index.

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Valuation risk — valuations for Derivatives may not be readily available in the market. Valuations may be more difficult in times of market turmoil since many investors and market makers may be reluctant to purchase complex instruments or quote prices for them.

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Regulatory risk — various legislative and regulatory initiatives may impact the availability, liquidity and cost of Derivatives, including potentially limiting or restricting the ability of the Fund to use certain Derivatives or certain counterparties as a part of its investment strategy, increasing the costs of using these instruments or making these instruments less effective.

Rule 18f-4 under the 1940 Act permits the Fund to enter into Derivatives Transactions (as defined below) and certain other transactions notwithstanding the restrictions on the issuance of “senior securities” under Section 18 of the 1940 Act. Section 18 of the 1940 Act, among other things, prohibits closed-end funds, including the Fund, from issuing or selling any “senior security” representing indebtedness (unless the fund maintains 300% “asset coverage”) or any senior security representing stock (unless the fund maintains 200% “asset coverage”).
Under Rule 18f-4, “Derivatives Transactions” include the following: (1) any swap, security-based swap (including a contract for differences), futures contract, forward contract, option (excluding purchased options), any combination of the foregoing, or any similar instrument, under which the Fund is or may be required to make any payment or delivery of cash or other assets during the life of the instrument or at maturity or early termination, whether as margin or settlement payment or otherwise; (2) any short sale borrowing; (3) reverse repurchase agreements and similar financing transactions (e.g., recourse and non-recourse tender option bonds, and borrowed bonds), if the Fund elects to treat these transactions as Derivatives Transactions under Rule 18f-4; and (4) when-issued or forward-settling securities (e.g., firm and standby commitments, including to-be-announced commitments, and dollar rolls) and non-standard settlement cycle securities, unless the Fund intends to physically settle the transaction and the transaction will settle within 35 days of its trade date.
The Fund is currently relying on the Limited Derivatives User Exception (as defined below) from certain requirements of Rule 18f-4. Absent the availability of the Limited Derivatives User Exception, the Fund would be required to comply with Rule 18f-4 with respect to its Derivatives Transactions. Rule 18f-4, among other things, requires a fund to adopt and implement a comprehensive written derivatives risk management program (“DRMP”) and comply with a relative or absolute limit on fund leverage risk calculated based on value-at-risk (“VaR”). The DRMP is required to be administered by a “derivatives risk manager,” who is appointed by the fund’s board, including a majority of the directors or trustees who are not “interested persons” of the fund (as defined in the 1940 Act), and periodically reviews the DRMP and reports to the board.
Rule 18f-4 provides an exception from the DRMP, VaR limit and certain other requirements if the Fund’s “derivatives exposure” is limited to 10% of its net assets (as calculated in accordance with Rule 18f-4) and the Fund adopts and implements written policies and procedures reasonably designed to manage its derivatives risks (the “Limited Derivatives User Exception”).
Options and Futures Risk.   The Fund may utilize options and futures contracts and so-called “synthetic” options or other Derivatives written by broker-dealers or other permissible Financial Intermediaries. Options transactions may be effected on securities exchanges or in the OTC market. When options are purchased OTC, the Fund’s portfolio bears the risk that the counterparty that wrote the option will be unable or unwilling to perform its obligations under the option contract. Options may also be illiquid and, in such cases, the Fund may have difficulty closing out its position. OTC options also may include options on baskets of specific securities. The Fund may purchase call and put options on specific securities, and may write and sell covered or uncovered call and put options for hedging purposes in pursuing its investment objective. A put option gives the purchaser of the option the right to sell, and obligates the writer to buy, the underlying security at a stated exercise price, typically at any time prior to the expiration of the option. A call option gives the purchaser of the option the right to buy, and obligates the writer to sell, the underlying security at a stated exercise price, typically at any time prior to the expiration of the option. A covered call option is a call option with respect to which the seller of the option owns the underlying security. The sale of a call option exposes the seller during the term of the option to possible loss of opportunity to realize appreciation in the market price of the underlying security or to possible continued

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holding of a security that might otherwise have been sold to protect against depreciation in the market price of the security. In the sale of a put, losses may be significant and, in the sale of a call, losses can be unlimited.
The Fund may close out a position when writing options by purchasing an option on the same security with the same exercise price and expiration date as the option that it has previously written on the security. In such a case, the Fund will realize a profit or loss if the amount paid to purchase an option is less or more than the amount received from the sale of the option.
Purchasing a futures contract creates an obligation to take delivery of the specific type of financial instrument at a specific future time at a specific price for contracts that require physical delivery, or net payment for cash-settled contracts. Engaging in transactions in futures contracts involves risk of loss to the Fund. No assurance can be given that a liquid market will exist for any particular futures contract at any particular time. All terms of futures contracts are set forth in the rules of the exchange on which the futures contracts are traded. Many futures exchanges and boards of trade limit the amount of fluctuation permitted in futures contract prices during a single trading day. Once the daily limit has been reached in a particular contract, no trades may be made that day at a price beyond that limit or trading may be suspended for specified periods during the trading day. Futures contract prices could move to the limit for several consecutive trading days with little or no trading, preventing prompt liquidation of futures positions and potentially subjecting the Fund to substantial losses. Successful use of futures also is subject to the Advisers’ ability to predict correctly the direction of movements in the relevant market, and, to the extent the transaction is entered into for hedging purposes, to determine the appropriate correlation between the transaction being hedged and the price movements of the futures contract.
Swap Agreements Risk.   The Fund may enter into swap agreements, including interest rate and index swap agreements, for hedging purposes, as a form of leverage or to seek to obtain a particular desired return at a lower cost to the Fund than if the Fund had invested directly in an instrument yielding the desired return. Swap agreements are often two party contracts entered into primarily by institutional investors for periods ranging from a few days to more than one year. In a typical “swap” transaction, two parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined investments or instruments. Some swaps may be subject to central clearing and exchange trading. Whether the Fund’s use of swap agreements will be successful in furthering its investment objective will depend on the Advisers’ ability to correctly predict whether certain types of investments are likely to produce greater returns than other investments. Because they are two party contracts and because they may have terms of greater than seven days, some swap agreements may be considered by the Fund to be illiquid. Moreover, the Fund bears the risk of loss of the amount expected to be received under a swap agreement in the event of the default or bankruptcy of a bi-lateral swap agreement counterparty. The Fund may seek to reduce this risk to some extent by entering into a transaction only if the counterparty meets the Advisers’ current credit standards for OTC option counterparties. In the case of a cleared swap, the Fund bears the risk that the clearinghouse may default. Swap agreements also bear the risk that the Fund will not be able to meet its payment obligations to the counterparty. Restrictions imposed by the tax rules applicable to RICs may limit the Fund’s ability to use swap agreements. It is possible that developments in the swap market, including further government regulation, could adversely affect the Fund’s ability to enter into or terminate swap agreements or to realize amounts to be received under these agreements. Swap transactions may involve substantial leverage.
The Fund may enter into credit default swap agreements and similar agreements, and may also buy credit-linked securities. Credit default swaps are often structured with significant leverage and may be considered speculative. The credit default swap agreement or similar instrument may have as reference obligations one or more securities that are not currently held by the Fund. The protection “buyer” in a credit default contract may be obligated to pay the protection “seller” an upfront payment or a periodic stream of payments over the term of the contract provided generally that no credit event on a reference obligation has occurred. If a credit event occurs, the seller generally must pay the buyer the “par value” (full notional value) of the swap in exchange for an equal face amount of deliverable obligations of the reference entity described in the swap, or the seller may be required to deliver the related net cash amount, if the swap is cash settled. The Fund may be either the buyer or seller in the transaction. If the Fund is a buyer and no credit event occurs, the Fund recovers nothing if the swap is held through its termination date. However, if a credit event occurs, the Fund may elect to receive the full notional value of the swap in exchange for an equal face amount of deliverable obligations of the reference entity that may have little or no value. As a seller, the Fund generally

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receives an upfront payment or a fixed rate of income throughout the term of the swap, which typically is between six months and three years, provided that there is no credit event. If a credit event occurs, generally the seller must pay the buyer the full notional value of the swap in exchange for an equal face amount of deliverable obligations of the reference entity that may have little or no value.
Swaptions Risk.   The Fund, to the extent permitted under applicable law, may enter into “swaptions”, which are options on swap agreements on either an asset-based or liability-based basis. A swaption is a contract that gives a counterparty the right (but not the obligation) to enter into a new swap agreement or to shorten, extend, cancel or otherwise modify an existing swap agreement, at some designated future time on specified terms. The Fund may write (sell) and purchase put and call swaptions. Depending on the terms of the particular option agreement, the Fund generally will incur a greater degree of risk when it writes a swaption than it will incur when it purchases a swaption. When the Fund purchases a swaption, it risks losing only the amount of the premium it has paid should it decide to let the option expire unexercised. When the Fund writes a swaption, upon exercise of the option, the Fund will become obligated according to the terms of the underlying agreement.
Credit-Linked Securities Risk.   Among the income producing securities in which the Fund may invest are credit-linked securities, which generally are issued by a limited purpose trust or other vehicle that, in turn, invests in a Derivative instrument or basket of Derivative instruments, such as credit default swaps, interest rate swaps and other securities, in order to provide exposure to certain fixed income markets. For instance, the Fund may invest in credit-linked securities as a cash management tool in order to gain exposure to a certain market and/or to remain fully invested when more traditional income producing securities are not available.
Like an investment in a bond, investments in credit-linked securities generally represent the right to receive periodic income payments (in the form of dividends) and payment of principal at the end of the term of the security. However, these payments are conditioned on the issuer’s receipt of payments from, and the issuer’s potential obligations to, the counterparties to the Derivative instruments and other securities in which the issuer invests. For instance, the issuer may sell one or more credit default swaps, under which the issuer would receive a stream of payments over the term of the swap agreements provided that no event of default has occurred with respect to the referenced debt obligation upon which the swap is based. If a default occurs, the stream of payments may stop and the issuer would be obligated to pay the counterparty the par (or other agreed upon value) of the referenced debt obligation. This, in turn, would reduce the amount of income and principal that the Fund would receive as an investor in the issuer. The Fund’s investments in these instruments are indirectly subject to the risks associated with Derivatives, including, among others, credit risk and leverage risk. There may be no established trading market for these securities and they may constitute illiquid investments.
Structured Products Risk.
General.   The Fund may invest in structured products, including, without limitation, investment grade rated CLO Debt Securities and structured notes. Holders of structured products bear risks of the underlying investments, index or reference obligation and are subject to counterparty risk.
The Fund may have the right to receive payments only from the structured product, and generally does not have direct rights against the issuer or the entity that sold the assets to be securitized. While certain structured products enable the investor to acquire interests in a pool of securities without the brokerage and other expenses associated with directly holding the same assets, investors in structured products generally pay their share of the structured product’s administrative and other expenses. Although it is difficult to predict whether the prices of indices and securities underlying structured products will rise or fall, these prices (and, therefore, the prices of structured products) will be influenced by the same types of political and economic events that affect issuers of securities and capital markets generally. If the issuer of a structured product uses shorter-term financing to purchase longer term securities, the issuer may be forced to sell its securities at below market prices if it experiences difficulty in obtaining short-term financing, which may adversely affect the value of the structured products owned by the Fund.
Investments in structured products involve risks, including credit risk and market risk. Certain structured products may be thinly traded or have a limited trading market. Where the Fund’s investments in structured products are based upon the movement of one or more factors, including currency exchange

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rates, interest rates, reference bonds and share indices, depending on the factor used and the use of multipliers or deflators, changes in interest rates and movement of the factor may cause significant price fluctuations. Additionally, changes in the reference instrument or security may cause the interest rate on the structured product to be reduced to zero, and any further changes in the reference instrument may then reduce the principal amount payable on maturity. Structured products may be less liquid than other types of securities and more volatile than the reference instrument or security underlying the product.
The Fund may invest in structured products collateralized by below investment grade or distressed loans or securities. Investments in such structured products are subject to the risks associated with below investment grade securities. Such securities are characterized by high risk. It is likely that an economic recession could severely disrupt the market for such securities and may have an adverse impact on the value of such securities.
Collateralized Debt Obligations.   Cash flows in a CDO are split into two or more tranches, with differing payment characteristics, credit ratings, risks, and yield. The rated tranches of CDO debt securities are generally assigned credit ratings by one or more NRSROs. Residual tranches are the most junior and are not rated. The Fund will not invest in residual tranches and will invest only in rated tranches of CDO debt securities. CDO debt securities are limited recourse and may not be paid in full and may be subject to up to a 100% loss. The riskiest portion is the “equity” tranche, which bears the first loss from defaults from the underlying pool of bonds and serves to protect the other, more senior tranches from default (though such protection is not complete). Since it is partially protected from defaults, a senior tranche from a CDO typically has higher ratings and lower yields than its underlying securities, and may be rated investment grade. Despite the protection from the equity tranche, CDO tranches can experience substantial losses due to actual defaults, downgrades of the underlying collateral by rating agencies, forced liquidation of the collateral pool due to a failure of coverage tests, increased sensitivity to defaults due to collateral default and disappearance of protecting tranches, market anticipation of defaults as well as investor aversion to CDO securities as a class. CDOs carry additional risks including, but not limited to: (i) the possibility that distributions from collateral securities may not be adequate to make interest or other payments; (ii) the risk that the collateral may default or decline in value or be downgraded, if rated by an NRSRO; (iii) the Fund is likely to invest in tranches of CDOs that are subordinate to other tranches; (iv) the structure and complexity of the transaction and the legal documents could lead to disputes among investors regarding the characterization of proceeds; (v) the investment return achieved by the Fund could be significantly different than those predicted by financial models; (vi) the lack of a readily available secondary market for CDOs; (vii) the risk of forced “fire sale” liquidations due to technical defaults such as coverage test failures; and (viii) the CDO’s manager may perform poorly.
Risk of Leveraged Loan Market Price Decline.   Prior to the onset of the financial crisis, CLOs holding corporate loans, hedge funds and other highly leveraged investment vehicles comprised a substantial portion of the market for purchasing and holding first and second lien secured loans. As the secondary market pricing of the loans underlying these portfolios deteriorated during the fourth quarter of 2008, it is the Fund’s understanding that many investors, as a result of their generally high degrees of leverage, were forced to raise cash by selling their interests in performing loans to satisfy margin requirements or the equivalent of margin requirements imposed by their lenders. This resulted in a forced deleveraging cycle of price declines, compulsory sales and further price declines, with widespread redemption requests and other constraints resulting from the credit crisis generating further selling pressure.
Conditions in the leveraged loan market may experience similar disruption or deterioration, which may cause pricing levels to similarly decline or be volatile. As a result, the Fund may suffer unrealized depreciation and could incur realized losses in connection with the sale of the Fund’s syndicated loans, which could have a material adverse impact on the Fund’s business, financial condition and results of operations.
When-Issued Securities and Forward Commitments.   Securities may be purchased on a “forward commitment” or “when-issued” basis, meaning securities are purchased or sold with payment and delivery taking place in the future, to secure what is considered to be an advantageous price and yield at the time of entering into the transaction. However, the return on a comparable security when the transaction is consummated may vary from the return on the security at the time that the forward commitment or when-issued transaction was made. From the time of entering into the transaction until delivery and payment is made at a later date, the securities that are the subject of the transaction are subject to market fluctuations.

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In forward commitment or when-issued transactions, if the seller or buyer, as the case may be, fails to consummate the transaction, the counterparty may miss the opportunity of obtaining a price or yield considered to be advantageous. Forward commitment or when-issued transactions may occur a month or more before delivery is due. However, no payment or delivery is made until payment is received or delivery is made from the other party to the transaction.
Repurchase Agreements and Reverse Repurchase Agreements Risk.   Repurchase agreements carry certain risks not associated with direct investments in securities, including a possible decline in the market value of the underlying obligations. If their value becomes less than the repurchase price, plus any agreed-upon additional amount, the counterparty must provide additional collateral so that at all times the collateral is at least equal to the repurchase price plus any agreed-upon additional amount. The difference between the total amount to be received upon repurchase of the obligations and the price that was paid by the Fund upon acquisition is accrued as interest and included in its net investment income.
Repurchase agreements involving obligations other than U.S. Government securities (such as commercial paper and Corporate Bonds) may be subject to special risks and may not have the benefit of certain protections in the event of the counterparty’s insolvency. In the event of the bankruptcy or other default of a seller of a repurchase agreement, the Fund could experience both delays in liquidating the underlying securities and losses, including (i) possible decline in the value of the underlying security during the period in which the Fund seeks to enforce its rights thereto; (ii) possible lack of access to income on the underlying security during this period; and (iii) expenses of enforcing its rights.
Reverse repurchase agreements involve the risk that the buyer of the securities sold by the Fund might be unable to deliver them when the Fund seeks to repurchase. In the event that the buyer of securities under a reverse repurchase agreement files for bankruptcy or becomes insolvent, the buyer, trustee or receiver may receive an extension of time to determine whether to enforce the Fund’s obligation to repurchase the securities, and the Fund’s use of the proceeds of the reverse repurchase agreement may effectively be restricted pending such decision. If the Fund enters in reverse repurchase agreements and similar financing transactions in reliance on the exemption in Rule 18f-4(d), the Fund may treat such transactions as “derivatives transactions” and comply with Rule 18f-4 with respect to such transactions.
U.S. Government Debt Securities Risk.   U.S. Government debt securities historically have not involved the credit risks associated with investments in other types of debt securities, although, as a result, the yields available from U.S. Government debt securities are generally lower than the yields available from other securities. Like other debt securities, however, the values of U.S. Government securities change as interest rates fluctuate and in 2011 the credit rating of the United States was downgraded. Fluctuations in the value of portfolio securities will not affect interest income on existing portfolio securities but will be reflected in the Fund’s NAV. Because the magnitude of these fluctuations will generally be greater at times when the Fund’s average maturity is longer, under certain market conditions, the Fund may, for temporary defensive purposes, accept lower current income from short-term investments rather than investing in higher yielding long-term securities. The maximum potential liability of issuers of some U.S. Government obligations may greatly exceed their current resources, including any legal right to support from the U.S. Treasury. Additionally, from time to time, uncertainty regarding the status of negotiations in the U.S. government to increase the statutory debt ceiling could impact the creditworthiness of the United States and could impact the liquidity of the U.S. Government securities markets and ultimately the Fund.
Counterparty Risk.   The Fund’s investments may be exposed to the credit risk of the counterparties with which, or the dealers, brokers and exchanges through which, the Fund deals, whether in exchange-traded or OTC transactions. The Fund may be subject to the risk of loss of Fund assets on deposit or being settled or cleared with a broker in the event of the broker’s bankruptcy, the bankruptcy of any clearing broker through which the broker executes and clears transactions on behalf of the Fund, the bankruptcy of an exchange clearing house or the bankruptcy of any other counterparty. In the case of any such bankruptcy, it is expected that all securities and other assets deposited with such broker or dealer will be clearly identified as being assets of the Fund and the Fund should not be exposed to a credit risk with regard to such parties. However, it may not always be possible to achieve this and the Fund might recover, even in respect of property specifically traceable to the Fund, only a pro rata share of all property available for distribution to all of the counterparty’s customers and counterparties. Such an amount may be less than the amounts owed to the Fund. Such events would have an adverse effect on the Fund’s NAV.

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Liquidity Risk.   The Fund generally considers “illiquid securities” to be securities or loans that cannot be sold within seven days in the ordinary course of business at approximately the value used by the Fund in determining its NAV. The Fund may not be able to readily dispose of such securities or loans at prices that approximate those at which the Fund could sell the securities or loans if they were more widely traded and, as a result of that illiquidity, the Fund may have to sell other investments or engage in borrowing transactions if necessary to raise cash to meet its obligations. Limited liquidity can also affect the market price of securities, thereby adversely affecting the Fund’s NAV and ability to make dividend distributions.
Some Syndicated Loans are not readily marketable and may be subject to restrictions on resale. Syndicated Loans generally are not listed on any national securities exchange and no active trading market may exist for the Syndicated Loans in which the Fund may invest. When a secondary market exists, if at all, the market for some Syndicated Loans may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. The Fund has no limitation on the amount of its assets that may be invested in securities that are not readily marketable or are subject to restrictions on resale.
Valuation Risk.   Where possible, the Adviser utilizes independent pricing services to value certain portfolio instruments at their market value. If the pricing services are unable to provide a market value or if a significant event occurs such that the valuation(s) provided are deemed unreliable, the Adviser may value portfolio instrument(s) at their fair value, which is generally the amount an owner might reasonably expect to receive upon a current sale. Valuation risks associated with investing in Syndicated Loans including, but not limited to: a limited number of market participants compared to publicly traded investment grade securities, a lack of publicly available information about some borrowers, resale restrictions, settlement delays, corporate actions and adverse market conditions may make it difficult to value or sell such instruments.
A large percentage of the Fund’s portfolio investments are not publicly traded. The fair value of investments that are not publicly traded may not be readily determinable. The Adviser values these investments at fair value as determined in good faith, subject to oversight by the Board and pursuant to a consistently applied valuation process. The types of factors that may be considered in valuing the Fund’s investments include the enterprise value of the portfolio company (the entire value of the portfolio company to a market participant, including the sum of the values of debt and equity securities used to capitalize the enterprise at a point in time), the nature and realizable value of any collateral, the portfolio company’s ability to make payments and its earnings and discounted cash flows, the markets in which the portfolio company does business, a comparison of the portfolio company’s securities to similar publicly traded securities, changes in the interest rate environment and the credit markets generally that may affect the price at which similar investments would trade in their principal markets and other relevant factors. When an external event such as a purchase transaction, public offering or subsequent equity sale occurs, the Adviser considers the pricing indicated by the external event to corroborate the Adviser’s valuation. Because such valuations, and particularly valuations of private investments and private companies, are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, the Adviser’s determinations of fair value may differ materially from the values that would have been used if a ready market for these investments existed and may differ materially from the values that the Fund may ultimately realize. The Fund’s NAV per share could be adversely affected if the Adviser’s determinations regarding the fair value of these investments are higher than the values that the Fund realizes upon disposition of such investments.
Risks Associated with the Use of Leverage.
General.   The Fund currently utilizes and intends to continue to utilize leverage and may utilize leverage to the maximum extent permitted by law for investment and other general corporate purposes. The Fund currently employs leverage through senior secured revolving credit facilities and its outstanding MRP Shares. See “— State Street Credit Facility” and “— Wells Credit Facility” below and “Description of Capital Structure — Shares of Beneficial Interest — MRP Shares” for additional information. The Fund may in the future obtain leverage by issuing preferred shares and/or notes and it may also borrow funds from banks and other financial institutions. The Fund may also gain leverage synthetically through swaps and other Derivatives. The use of leverage to purchase additional securities creates an opportunity for increased Share dividends, but also creates risks for the Fund’s Shareholders, including increased variability of the Fund’s net income, distributions, NAV of its Shares in relation to market changes. Leverage is a speculative technique that exposes the Fund to greater risk and increased costs than if it were not implemented. Increases and decreases in the value of the Fund’s portfolio will be magnified if the Fund uses leverage. In

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particular, leverage may magnify interest rate risk, which is the risk that the prices of portfolio securities will fall (or rise) if market interest rates for those types of securities rise (or fall). As a result, leverage may cause greater changes in the Fund’s NAV, which will be borne entirely by the Fund’s Shareholders, and in the price at which its Shares trade in the secondary market. To the extent that the Fund makes investments in Syndicated Loans or other debt instruments structured with floors based on SOFR or another reference rate, the Fund will not realize additional income if rates increase during periods when SOFR or another reference rate remains below the applicable floor but the Fund’s cost of financing is expected to increase, resulting in the potential for a decrease in the level of income available for dividends or distributions made by the Fund. If the Fund issues preferred shares, such as the MRP Shares, and/or notes or engages in other borrowings, it will have to pay dividends on its preferred shares or interest on its notes or borrowings, which will increase expenses and may reduce the Fund’s return. These dividend payments or interest expenses (which will be borne entirely by Shareholders) may be greater than the Fund’s return on the underlying investments. The Fund’s leveraging strategy, if utilized, may not be successful.
The Fund may issue preferred shares and/or notes or other forms of indebtedness as a form of leverage. These means of obtaining leverage would be senior to the Fund’s Shares, such that holders of preferred shares and/or notes or other Fund indebtedness would have priority over the Shareholders in the distribution of the Fund’s assets, including dividends, distributions of principal and liquidating distributions. If preferred shares are issued and outstanding, holders of preferred shares would vote together with the holders of Shares on all matters, including the election of trustees. Additionally, holders of preferred shares would have the right separately to elect two trustees of the Fund, voting separately as a class, and would vote separately as a class on certain matters which may at times give holders of preferred shares disproportionate influence over the Fund’s affairs. If the preferred shares were limited in their term, redemptions of such preferred shares would require the Fund to liquidate its investments and would reduce the Fund’s use of leverage, which could negatively impact Shareholders. Because the Fund has issued Preferred Shares and has issued other forms of indebtedness, its ability to make distributions to its Shareholders is limited by the asset coverage requirements and other limitations imposed by the 1940 Act and the terms of the Fund’s indebtedness.
As a closed-end management investment company, the Fund is permitted, under specified conditions, to issue senior securities that are stock if the Fund’s asset coverage, as defined in the 1940 Act, is at least equal to 200% immediately after issuance. As defined in the 1940 Act, asset coverage of 200% means that for every $100 of net assets the Fund holds, the Fund may raise $100 from issuing senior securities. Under the 1940 Act, the preferred stock the Fund issues, including the MRP Shares, will constitute a “senior security” for purposes of the 200% asset coverage test. In addition, while any senior securities remain outstanding, the Fund will be required to make provisions to prohibit any dividend distribution to the Fund’s shareholders or the repurchase of such securities or shares unless the Fund meets the applicable asset coverage ratios at the time of the distribution or repurchase after giving effect to the distribution or repurchase. The Fund is also permitted to borrow amounts up to 5% of the value of the Fund’s total assets for temporary purposes without regard to asset coverage, which borrowings would not be considered senior securities, provided that any such borrowings in excess of 5% of the value of the Fund’s total assets would be subject to the asset coverage ratio requirements of the 1940 Act, even if for temporary purposes.
Under the 1940 Act, the Fund is permitted to incur greater effective leverage through the use of preferred stock than through the use of debt. As a result of the Fund’s issuance of the MRP Shares, the risk of the Fund incurring additional losses from its use of leverage is further heightened. The Fund may also choose to add leverage through the issuance of additional Preferred Shares.
The Fund will pay (and Shareholders will bear) all costs and expenses relating to the issuance and ongoing maintenance of any preferred shares and/or notes or other forms of indebtedness issued by the Fund, including higher advisory fees. As a result, the Fund cannot assure you that the issuance of preferred shares and/or notes or other forms of indebtedness will provide a higher yield or return to the holders of the Fund’s Shares. If the Fund offers and/or issues preferred shares and/or notes or other forms of indebtedness, the costs of the offering will be borne immediately by the Fund’s Shareholders and result in a reduction of the NAV of the Fund’s Shares.
The Fund anticipates that any money borrowed from a bank or other financial institution for investment purposes will accrue interest based on shorter-term interest rates that would be periodically reset. So long as

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the Fund’s portfolio provides a higher rate of return, net of expenses, than the interest rate on borrowed money, as reset periodically, the leverage may cause Shareholders to receive a higher current rate of return than if the Fund were not leveraged. If, however, long-term and/or short-term rates rise, the interest rate on borrowed money could exceed the rate of return on securities held by the Fund, reducing returns to Shareholders. Developments in the credit markets may adversely affect the ability of the Fund to borrow for investment purposes and may increase the costs of such borrowings, which would reduce returns to Shareholders.
There is no assurance that a leveraging strategy will be successful. Leverage involves risks and special considerations for Shareholders, including:
•
the likelihood of greater volatility of NAV and dividend rate of Shares than a comparable portfolio without leverage;

•
the risk that fluctuations in interest rates on borrowings or in dividend payments on, principal proceeds distributed to, or redemption of any preferred shares and/or notes or other forms of indebtedness that the Fund has issued will reduce the return to the Shareholders;

•
the effect of leverage in a declining market, which is likely to cause a greater decline in the NAV of the Fund’s Shares than if the Fund were not leveraged;

•
when the Fund uses financial leverage, the investment advisory fees payable to the Advisers will be higher than if the Fund did not use leverage, and may provide a financial incentive to the Advisers to increase the Fund’s use of leverage and create an inherent conflict of interest; and

•
leverage may increase expenses (which will be borne entirely by Shareholders), which may reduce total return.

If the Fund issues preferred shares and/or notes or other forms of indebtedness, the Fund may be subject to certain restrictions on investments imposed by the guidelines of one or more rating agencies, which may issue ratings for the preferred shares and/or notes or short-term debt securities issued by the Fund, or may be subject to covenants or other restrictions imposed by its lenders. These guidelines may impose asset coverage or portfolio composition requirements that are more stringent than those imposed by the 1940 Act. Certain types of borrowings by the Fund may result in the Fund being subject to covenants relating to asset coverage and portfolio composition requirements. These covenants and restrictions may negatively affect the Fund’s ability to achieve its investment objective. The Fund is subject to certain requirements described above in connection with its issuance of the MRP Shares.
Effects of Leverage.   The table below assumes that the Fund’s continued use of Preferred Shares represents approximately 12.1% of the Fund’s Managed Assets, borrowings represent approximately 14.4% of the Fund’s Managed Assets as of December 31, 2023 and the Fund bears expenses relating to such Preferred Shares and borrowings at annual effective stated interest rates of 4.1% and 6.46%, respectively (based on dividend rates for such Preferred Shares and interest rates for such borrowings as of a recent date). The table below also assumes that the annual return that the Fund’s portfolio must experience (net of expenses not related to Preferred Shares or borrowings) in order to cover the costs of such leverage would be approximately 1.42%. These figures are estimates based on current market conditions, used for illustration purposes only. Actual expenses associated with Preferred Shares and borrowings used by the Fund may vary frequently and may be significantly higher or lower than the rate used for the example above.
The following table is designed to illustrate the effects of the Fund’s leverage due to senior securities on corresponding Share total return, assuming investment portfolio total returns (consisting of income and changes in the value of investments held in the Fund’s portfolio) of -10%, -5%, 0%, 5% and 10%. These assumed investment portfolio returns are hypothetical figures and are not necessarily indicative of the investment portfolio returns expected to be experienced by the Fund. Your actual returns may be greater or less than those appearing below.
Assumed Return on Portfolio
(Net of Expenses not related to Preferred Shares or borrowings)	(10.00)%	(5.00)%	0.00%	5.00%	10.00%
Corresponding Share Total Return	(16.70)%	(9.39)%	(2.08)%	5.23%	12.54%

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Corresponding Share total return is composed of two elements — the Share dividends paid by the Fund (the amount of which is largely determined by the net investment income of the Fund after paying dividends on Preferred Shares and interest expenses on the Fund’s borrowings) and gains or losses on the value of the securities the Fund owns.
State Street Credit Facility.   The Fund is a party to a senior secured revolving credit facility (as amended, the “State Street Credit Facility”), that allows the Fund to borrow up to $400 million at any one time outstanding. The State Street Credit Facility’s stated maturity date is August 25, 2024. Under the State Street Credit Facility, the Fund is required to comply with various covenants, reporting requirements and other customary requirements for similar revolving credit facilities (which are subject to certain limitations and exceptions), including, without limitation, covenants related to: (a) limitations on the incurrence of additional indebtedness, including additional mandatory redeemable preferred shares, and liens, (b) limitations on certain restricted payments and (c) maintaining a ratio of total assets (less total liabilities other than senior securities representing indebtedness) to senior securities representing indebtedness plus the involuntary liquidation preference of the mandatory redeemable preferred shares of the Fund and its consolidated subsidiaries (subject to certain exceptions) of not less than 2:1.
As of December 31, 2023, there was $246.94 million outstanding under the State Street Credit Facility. The interest rate charged on the State Street Credit Facility is based on an applicable SOFR rate plus a credit spread adjustment of 0.10% and an applicable spread of 1.00% (as defined in the agreements governing the State Street Credit Facility). The Fund is required to pay a commitment fee of 0.25% per annum on any unused portion of the State Street Credit Facility.
Wells Credit Facility.   The Fund and one of the Fund’s consolidated subsidiaries, CADEX Credit Financing, LLC (the “Financing Sub”), are party to a revolving funding facility (as amended, the “Wells Credit Facility”), that allows the Financing Sub to borrow up to $850 million at any one time outstanding. The Wells Credit Facility is secured by all of the assets held by, and the membership interest in, the Financing Sub. The end of the reinvestment period and the stated maturity date for the Wells Credit Facility are November 16, 2024 and November 16, 2026, respectively.The Financing Sub is subject to limitations with respect to the loans securing the Wells Credit Facility, including restrictions on loan size, borrower domicile, payment frequency and status, collateral interests, and loans with fixed rates, as well as restrictions on portfolio company leverage, which may also affect the borrowing base and therefore amounts available to borrow. The Fund and the Financing Sub are also required to comply with various covenants, reporting requirements and other customary requirements for similar facilities (which are subject to certain limitations and exceptions).
As of December 31, 2023, there was $426.12 million outstanding under the Wells Credit Facility. The interest rate charged on the Wells Credit Facility is based on an applicable SOFR rate plus a credit spread adjustment of 0.10% and an applicable spread of 2.00% (as defined in the agreements governing the Wells Credit Facility). The Financing Sub is also required to pay a commitment fee of between 0.50% and 1.25% per annum depending on the size of the unused portion of the Wells Credit Facility.
The Fund may in the future form additional financing subsidiaries and incur additional leverage, directly or indirectly through any such financing subsidiaries, under a secured credit facility having similar or substantially different terms to those of the State Street Credit Facility or the Wells Credit Facility.
Warrants Risk.   Warrants give holders the right, but not the obligation, to buy common stock of an issuer at a given price, usually higher than the market price at the time of issuance, during a specified period. The risk of investing in a warrant is that the warrant may expire prior to the market value of the common stock exceeding the price fixed by the warrant. Warrants have a subordinate claim on a borrower’s assets compared with Syndicated Loans. As a result, the values of warrants generally are dependent on the financial condition of the borrower and less dependent on fluctuations in interest rates than are the values of many debt securities. The values of warrants may be more volatile than those of Syndicated Loans or Corporate Bonds and this may increase the volatility of the NAV of the common shares.
Contingent Liabilities.   From time to time the Fund may incur contingent liabilities in connection with an investment. For example, the Fund may purchase a revolving credit facility from a lender that has not yet been fully drawn. If the borrower subsequently draws down on the facility, the Fund would be obligated to fund the amounts due. The Fund may also enter into agreements pursuant to which it agrees to assume

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responsibility for default risk presented by a third party, and may, on the other hand, enter into agreements through which third parties offer default protection to the Fund.
Cost of Capital and Net Investment Income Risk.   If the Fund uses debt to finance investments, its net investment income may depend, in part, upon the difference between the rate at which it borrows funds and the rate at which it invests those funds. As a result, the Fund can offer no assurance that a significant change in market interest rates will not have a material adverse effect on the Fund’s net investment income. In periods of rising interest rates when it has debt outstanding, the Fund’s cost of funds will increase, which could reduce the Fund’s net investment income. The Fund may use interest rate risk management techniques in an effort to limit its exposure to interest rate fluctuations. These techniques may include various interest rate hedging activities to the extent permitted by the 1940 Act. These activities may limit its ability to participate in the benefits of lower interest rates with respect to the hedged portfolio. Adverse developments resulting from changes in interest rates or hedging transactions could have a material adverse effect on the Fund’s business, financial condition and results of operations.
A rise in the general level of interest rates can be expected to lead to higher interest rates applicable to the Fund’s debt investments, particularly to the extent that it holds floating rate debt securities. Accordingly, an increase in interest rates would make it easier for the Fund to meet or exceed the Incentive Fee hurdle rate and may result in a substantial increase to the amount of Incentive Fees payable to the Advisers with respect to pre-incentive fee net investment income. See “Management and Incentive Fees.”
Distressed Investments, Litigation, Bankruptcy and Other Proceedings Risk.   Investments in distressed securities involve a material risk of involving the Fund in a related litigation. Such litigation can be time consuming and expensive, and can frequently lead to unpredicted delays or losses. Litigation expenses, including payments pursuant to settlements or judgments, generally will be borne by the Fund.
There are a number of significant risks when investing in companies involved in bankruptcy or other reorganization proceedings, and many events in a bankruptcy are the product of contested matters and adversary proceedings which are beyond the control of the creditors. A bankruptcy filing may have adverse and permanent effects on a company. Further, if the proceeding is converted to a liquidation, the liquidation value of the company may not equal the liquidation value that was believed to exist at the time of the investment. In addition, the duration of a bankruptcy or other reorganization proceeding is difficult to predict. A creditor’s return on investment can be impacted adversely by delays while a plan of reorganization is being negotiated, approved by the creditors and, if applicable, confirmed by the bankruptcy court, and until it ultimately becomes effective. In bankruptcy, certain claims, such as claims for taxes, wages and certain trade claims, may have priority by law over the claims of certain creditors and administrative costs in connection with a bankruptcy proceeding are frequently high and will be paid out of the debtor’s estate prior to any return to creditors.
Certain fixed-income securities invested in by the Fund could be subject to U.S. federal, state or non-U.S. bankruptcy laws or fraudulent transfer or conveyance laws, if such securities were issued with the intent of hindering, delaying or defrauding creditors or, in certain circumstances, if the issuer receives less than reasonably equivalent value or fair consideration in return for issuing such securities. If a court were to find that the issuance of the securities was a fraudulent transfer or conveyance, the court could void the payment obligations under the securities, further subordinate the securities to other existing and future indebtedness of the issuer or require the Fund to repay any amounts received by it with respect to the securities. In the event of a finding that a fraudulent transfer or conveyance occurred, the Fund may not receive any payment on the securities. If the Fund or the Advisers is found to have interfered with the affairs of a company in which the Fund holds a debt investment, to the detriment of other creditors or common shareholders of such company, the Fund may be held liable for damages to injured parties or a bankruptcy court. While the Fund will attempt to avoid taking the types of action that would lead to such liability, there can be no assurance that such claims will not be asserted or that the Fund will be able to successfully defend against them. Moreover, such debt may be disallowed or subordinated to the claims of other creditors or treated as equity.
Insofar as the Fund’s portfolio includes obligations of non-United States obligors, the laws of certain foreign jurisdictions may provide for avoidance remedies under factual circumstances similar to those described above or under different circumstances, with consequences that may or may not be analogous to

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those described above under U.S. federal or state laws. Changes in bankruptcy laws (including U.S. federal and state laws and applicable non-United States laws) may adversely impact the Fund’s securities.
Lender Liability Risk.   A number of U.S. judicial decisions have upheld judgments of borrowers against lending institutions on the basis of various evolving legal theories, collectively termed “lender liability”. Generally, lender liability is founded on the premise that a lender has violated a duty (whether implied or contractual) of good faith, commercial reasonableness and fair dealing, or a similar duty owed to the Borrower or has assumed an excessive degree of control over the Borrower resulting in the creation of a fiduciary duty owed to the Borrower or its other creditors or shareholders. Because of the nature of its investments, the Fund may be subject to allegations of lender liability.
In addition, under common law principles that in some cases form the basis for lender liability claims, if a lender or bondholder (i) intentionally takes an action that results in the undercapitalization of a Borrower to the detriment of other creditors of such Borrower; (ii) engages in inequitable conduct to the detriment of the other creditors; (iii) engages in fraud with respect to, or makes misrepresentations to, the other creditors; or (iv) uses its influence as a shareholder to dominate or control a Borrower to the detriment of other creditors of the Borrower, a court may elect to subordinate the claim of the offending lender or bondholder to the claims of the disadvantaged creditor or creditors, a remedy called “equitable subordination”.
Because affiliates of, or persons related to, the Advisers may hold equity or other interests in obligors of the Fund, the Fund could be exposed to claims for equitable subordination or lender liability or both based on such equity or other holdings.
Sourcing of Suitable Assets Risk.   No assurance can be given the Advisers will be able to find enough appropriate investments that meet the Fund’s investment criteria.
Reinvestment Risk.   The Fund may reinvest the cash flows received from a security. There is a risk that the interest rate at which interim cash flows can be reinvested will fall. Reinvestment risk is greater for longer holding periods and for securities with large, early cash flows such as high-coupon bonds. Reinvestment risk also applies generally to the reinvestment of the proceeds the Fund receives upon the maturity or sale of an investment in a portfolio company.
Small-Cap and Mid-Cap Risk.   The Fund may invest from time to time in smaller and midsize companies and the securities of such portfolio companies tend to be more volatile and less liquid than those of larger companies. The markets for these securities are also less liquid than those for larger companies. This can adversely affect the prices at which the Fund can purchase and sell these securities, and thus the value of the Shares.
Privately Held Middle-Market Company Risk.   The Fund’s direct lending investments primarily represent investments in privately held U.S. middle market companies. Investments in privately held middle-market companies involve a number of significant risks, including the following:
•
these companies may have limited financial resources and may be unable to meet their obligations, which may be accompanied by a deterioration in the value of any collateral and a reduction in the likelihood of the Fund realizing any guarantees it may have obtained in connection with its investment;

•
they typically have shorter operating histories, narrower product lines and smaller market shares than larger businesses, which tend to render them more vulnerable to competitors’ actions and market conditions, as well as general economic downturns;

•
they typically depend on the management talents and efforts of a small group of persons; therefore, the death, disability, resignation or termination of one or more of these persons could have a material adverse effect on the Fund’s portfolio company and, in turn, on us;

•
there is generally little public information about these companies. These companies and their financial information are not subject to the Exchange Act and other regulations that govern public companies, and the Fund may be unable to uncover all material information about these companies, which may prevent the Fund from making a fully informed investment decision and cause us to lose money on the Fund’s investments;

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•
they generally have less predictable operating results and may require substantial additional capital to support their operations, finance expansion or maintain their competitive position;

•
the Fund’s executive officers, trustees and the Advisers may, in the ordinary course of business, be named as defendants in litigation arising from the Fund’s investments in the Fund’s portfolio companies;

•
changes in laws and regulations, as well as their interpretations, may adversely affect their business, financial structure or prospects; and

•
they may have difficulty accessing the capital markets to meet future capital needs.

Fraud Risk.   A major concern when investing in loans and other debt securities is the possibility of a material misrepresentation or omission on the part of the borrower. Such inaccuracy or incompleteness may adversely affect the valuation of the collateral underlying the loans or may adversely affect the ability of the Fund to perfect or effectuate a lien on the collateral securing the loan. The Fund relies upon the accuracy and completeness of representations made by borrowers to the extent reasonable when it makes its investments, but cannot guarantee such accuracy or completeness. Under certain circumstances, payments to the Fund may be reclaimed if any such payment or distribution is later determined to have been a fraudulent conveyance or a preferential payment.
Risks Relating to the Fund’s Investment Program
Market and Economic Risks.   The Fund and its portfolio companies may be materially affected by market, economic and political conditions globally and in the jurisdictions and sectors in which they invest or operate, including factors affecting interest rates, the availability of credit, currency exchange rates and trade barriers. These factors are outside the Fund’s control and could adversely affect the liquidity and value of its investments, and may reduce the ability of the Fund to make attractive new investments.
Trends and historical events do not imply, forecast or predict future events and past performance is not necessarily indicative of future results. There can be no assurance that the assumptions made or the beliefs and expectations currently held by the Advisers or their affiliates will prove correct, and actual events and circumstances may vary significantly.
The Fund may be subject to risk arising from a default by one of several large institutions that are dependent on one another to meet their liquidity or operational needs, so that a default by one institution may cause a series of defaults by the other institutions. This is sometimes referred to as “systemic risk” and may adversely affect Financial Intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges, with which the Fund interacts on a daily basis.
Instability in the credit markets has made it more difficult at certain times for a number of issuers of debt instruments to obtain financing or refinancing for their investment or lending activities or operations. In particular, because of volatile conditions in the credit markets, issuers of debt instruments may be subject to increased cost for debt, tightening underwriting standards and reduced liquidity for loans they make, securities they purchase and securities they issue. Certain Borrowers may, due to macroeconomic conditions, be unable to repay their Syndicated Loans or other debt obligations because of these conditions. A Borrower’s failure to satisfy financial or operating covenants imposed by lenders could lead to defaults and, potentially, termination of the Syndicated Loans and foreclosure on the underlying secured assets, which could trigger cross-defaults under other agreements and jeopardize a Borrower’s ability to meet its obligations under its debt instruments. The Fund may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms with a defaulting Borrower. The Fund may also experience a loss of principal.
These developments also (i) may make it more difficult for the Fund to accurately value its portfolio securities or to sell its portfolio securities on a timely basis; (ii) could adversely affect the ability of the Fund to use leverage for investment purposes and increase the cost of such leverage, which would reduce returns to the Shareholders; and (iii) may adversely affect the broader economy, which in turn may adversely affect the ability of issuers of securities owned by the Fund to make payments of principal and interest when due, lead to lower credit ratings of the issuer and increased defaults by the issuer. Such developments could, in turn, reduce the value of securities owned by the Fund and adversely affect the NAV of the Shares.

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The financial markets recently have encountered volatility associated with concerns about the balance sheets of banks, especially small and regional banks who may have significant losses associated with investments that make it difficult to fund demands to withdraw deposits and other liquidity needs. Although the federal government has announced measures to assist these banks and protect depositors, some banks have already been impacted and others may be materially and adversely impacted. The Fund’s business is dependent on bank relationships and the Adviser is proactively monitoring the financial health of such bank relationships. Continued strain on the banking system may adversely impact the Fund’s business, financial condition and results of operations.
Non-U.S. Securities Risk.   The Fund may invest in securities, including direct loans, Syndicated Loans and Subordinated Loans, of non-U.S. issuers or Borrowers. These investments involve certain risks not involved in domestic investments and may experience more rapid and extreme changes in value than investments in securities of U.S. companies. Markets for these investments in foreign countries often are not as developed, efficient or liquid as similar markets in the United States, and therefore, the prices of non-U.S. securities may be more volatile. Certain foreign countries may impose restrictions on the ability of issuers of non-U.S. securities to make payments of principal and interest to investors located outside the country, whether from currency blockage or otherwise. In addition, the Fund will be subject to risks associated with adverse political and economic developments in foreign countries, including seizure or nationalization of foreign deposits, different legal systems and laws relating to creditors’ rights and the potential inability to enforce legal judgments, all of which could cause the Fund to lose money on its investments in non-U.S. securities. Generally, there is less readily available and reliable information about non-U.S. issuers or Borrowers due to less rigorous disclosure or accounting standards and regulatory practices. The ability of a foreign sovereign issuer to make timely payments on its debt obligations will also be strongly influenced by the sovereign issuer’s balance of payments, including export performance, its access to international credit facilities and investments, fluctuations of interest rates and the extent of its foreign reserves. The cost of servicing external debt generally will also be adversely affected by rising international interest rates, as many external debt obligations bear interest at rates that are adjusted based upon international interest rates. Investments in so-called “emerging markets” (or lesser developed countries) are particularly speculative and entail all of the risks of investing in non-U.S. securities but to a heightened degree. Compared to developed countries, emerging market countries may have relatively unstable governments, economies based on only a few industries and securities markets that trade a small number of securities. Securities issued by companies located in emerging market countries tend to be especially volatile and may be less liquid than securities traded in developed countries. Additionally, companies in emerging market countries may not be subject to accounting, auditing, financial reporting and recordkeeping requirements that are as robust as those in more developed countries.
Economic sanctions may be, and have been, imposed against certain countries, organizations, companies, entities and/or individuals. Economic sanctions and other similar governmental actions or developments could, among other things, effectively restrict or eliminate the Fund’s ability to purchase or sell certain foreign securities or groups of foreign securities, and thus may make the Fund’s investments in such securities less liquid or more difficult to value. Such sanctions may also cause a decline in the value of securities issued by the sanctioned country or companies located in or economically tied to the sanctioned country. In addition, as a result of economic sanctions and other similar governmental actions or developments, the Fund may be forced to sell or otherwise dispose of foreign investments at inopportune times or prices.
Foreign Currency Risk.   Because the Fund may invest in securities denominated or quoted in currencies other than the U.S. dollar, changes in foreign currency exchange rates may affect the value of securities in the Fund and the unrealized appreciation or depreciation of investments. Currencies of certain countries may be volatile and therefore may affect the value of securities denominated in such currencies, which means that the Fund’s NAV could decline as a result of changes in the exchange rates between foreign currencies and the U.S. dollar. The Advisers may, but are not required to, elect for the Fund to seek to protect itself from changes in currency exchange rates through hedging transactions depending on market conditions. The Fund may incur costs in connection with the conversions between various currencies. In addition, certain countries may impose foreign currency exchange controls or other restrictions on the repatriation, transferability or convertibility of currency.
Currency Hedging Risk.   The Advisers may seek to hedge all or a portion of the Fund’s foreign currency risk. However, the Advisers cannot guarantee that it will be practical to hedge these risks in certain markets or conditions or that any efforts to do so will be successful.

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Arbitrage Risk.   The Fund may engage in capital structure arbitrage and other arbitrage strategies. Arbitrage strategies entail various risks, including the risk that external events, regulatory approvals and other factors will impact the consummation of announced corporate events and/or the prices of certain positions. In addition, hedging is an important feature of capital structure arbitrage. There is no guarantee that the Advisers will be able to hedge the Fund’s investment portfolio in the manner necessary to employ successfully the Fund’s strategy.
Market Disruption and Geopolitical Risk.   The occurrence of events similar to those in recent years, such as the aftermath of the war in Iraq, instability in Afghanistan, Pakistan, Egypt, Libya, Syria and the Middle East, international war or conflict (including the Israel-Hamas war), new and ongoing epidemics and pandemics of infectious diseases and other global health events, natural/environmental disasters, terrorist attacks in the United States and around the world, social and political discord, debt crises (such as the Greek crisis), sovereign debt downgrades, the Russian invasion of Ukraine, increasingly strained relations between the United States and a number of foreign countries, including historical adversaries, such as North Korea, Iran, China and Russia, and the international community generally, new and continued political unrest in various countries, such as Venezuela and Spain, the exit or potential exit of one or more countries from the European Union (“EU”) or the Economic and Monetary Union, and continued changes in the balance of political power among and within the branches of the U.S. government, among others, may result in market volatility, may have long term effects on the U.S. and worldwide financial markets, and may cause further economic uncertainties in the United States and worldwide.
Russia launched a large-scale invasion of Ukraine on February 24, 2022. The extent and duration of the military action, resulting sanctions and resulting future market disruptions, including declines in its stock markets and the value of the ruble against the U.S. dollar, in the region are impossible to predict, but could be significant. Any such disruptions caused by Russian military action or other actions (including cyberattacks and espionage) or resulting actual and threatened responses to such activity, including purchasing and financing restrictions, boycotts or changes in consumer or purchaser preferences, sanctions, tariffs or cyberattacks on the Russian government, Russian companies or Russian individuals, including politicians, could have a severe adverse effect on Russia and the European region, including significant negative impacts on the Russian economy, the European economy and the markets for certain securities and commodities, such as oil and natural gas, and may likely have collateral impacts on such sectors globally as well as other sectors. How long such military action and related events will last cannot be predicted.
China and the United States have each imposed tariffs on the other country’s products. These actions may cause a significant reduction in international trade, the oversupply of certain manufactured goods, substantial price reductions of goods and possible failure of individual companies and/or large segments of China’s export industry, which could have a negative impact on the Fund’s performance. U.S. companies that source material and goods from China and those that make large amounts of sales in China would be particularly vulnerable to an escalation of trade tensions. Uncertainty regarding the outcome of the trade tensions and the potential for a trade war could cause the U.S. dollar to decline against safe haven currencies, such as the Japanese yen and the Euro. Events such as these and their consequences are difficult to predict and it is unclear whether further tariffs may be imposed or other escalating actions may be taken in the future.
An outbreak of an infectious coronavirus (COVID-19) that was first detected in December 2019 developed into a global pandemic that has resulted in numerous disruptions in the market and has had significant economic impact leaving general concern and uncertainty. Although vaccines have been developed and approved for use by various governments, the duration of the pandemic and its effects cannot be predicted with certainty. The impact of this coronavirus, and other epidemics and pandemics that may arise in the future, could affect the economies of many nations, individual companies and the market in general ways that cannot necessarily be foreseen at the present time.
Cybersecurity incidents affecting particular companies or industries may adversely affect the economies of particular countries, regions or parts of the world in which the Fund invests.
The occurrence of any of these above events could have a significant adverse impact on the value and risk profile of the Fund’s portfolio. The Fund does not know how long the securities markets may be affected by similar events and cannot predict the effects of similar events in the future on the U.S. economy and securities markets. There can be no assurance that similar events and other market disruptions will not have

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other material and adverse implications. The Fund may be adversely affected by uncertainties such as terrorism, international political developments, and changes in government policies, taxation, restrictions on foreign investment and currency repatriation, currency fluctuations and other developments in the laws and regulations of the countries in which it is invested. As a result, whether or not the Fund invests in securities located in or with significant exposure to the countries directly affected, the value and liquidity of the Fund’s investments may be negatively impacted. Further, due to closures of certain markets and restrictions on trading certain securities, the value of certain securities held by the Fund could be significantly impacted.
U.S. Credit Rating and European Economic Crisis Risk.   In August 2011, S&P lowered its long-term sovereign credit rating on the United States from “AAA” to “AA+,” which was re-affirmed by S&P in March 2022. In January 2012, S&P lowered its long-term sovereign credit ratings for France, Italy, Spain and six other European countries, which negatively impacted global markets and economic conditions. S&P subsequently raised its long-term sovereign credit rating on Spain to “A” with a stable outlook. Furthermore, following the UK’s referendum to leave the EU, S&P lowered its long-term sovereign credit rating. In addition, the terms of the UK’s exit and any future referendums in other European countries may disrupt the global market. U.S. budget deficit concerns, together with signs of deteriorating sovereign debt conditions in Europe, have increased the possibility of additional credit-rating downgrades and economic slowdowns. The impact of any further downgrade to the U.S. government’s sovereign credit rating, or its perceived creditworthiness, and the impact of the current crisis in Europe with respect to the ability of certain EU countries to continue to service their sovereign debt obligations is inherently unpredictable and could adversely affect the U.S. and global financial markets and economic conditions. In addition, the economic downturn and the significant government interventions into the financial markets and fiscal stimulus spending over the last several years have contributed to significantly increased U.S. budget deficits. There can be no assurance that future fiscal or monetary measures to aid economic recovery will be effective. These developments and reactions of the credit markets to these developments could cause interest rates and borrowing costs to rise, which may negatively impact the Fund’s ability to obtain debt financing on favorable terms. In addition, any adverse economic conditions resulting from any further downgrade of the U.S. government’s sovereign credit rating or the economic crisis in Europe could have a material adverse effect on the Fund’s business, financial condition and results of operations.
Government Intervention in the Financial Markets Risk.   Instability in the financial markets has led the U.S. Government, the Federal Reserve and foreign governments and central banks around the world to take a number of unprecedented actions designed to support certain financial institutions and segments of the financial markets that have experienced extreme volatility, and in some cases a lack of liquidity. U.S. federal and state and foreign governments, their regulatory agencies or self-regulatory organizations may take additional actions that affect the regulation of the securities, debt instruments or structured products in which the Fund invests, or the issuers of such securities or structured products, in ways that are unforeseeable or not fully understood or anticipated. Governments or their agencies may also acquire distressed assets from financial institutions and acquire ownership interests in those institutions. The implications of government ownership and disposition of these assets are unclear, and such programs may have positive or negative effects on the liquidity, valuation and performance of the Fund’s portfolio holdings. Furthermore, volatile financial markets can expose the Fund to greater market and liquidity risk and potential difficulty in valuing portfolio instruments held by the Fund. The Adviser will monitor developments and seek to manage the Fund’s portfolio in a manner consistent with achieving the Fund’s investment objective, but there can be no assurance that it will be successful in doing so.
European Risk.   The Fund may invest a portion of its capital in debt securities issued by issuers domiciled in Europe, including issuers domiciled in the U.K. Concerns regarding the sovereign debt of various Eurozone countries, including the potential for investors to incur substantial write-downs, reductions in the face value of sovereign debt and/or sovereign defaults, as well as the possibility that one or more countries might leave the EU or the Eurozone create risks that could materially and adversely affect the Fund’s investments. Sovereign debt defaults and EU and/or Eurozone exits could have material adverse effects on the Fund’s investments in European companies, including, but not limited to, the availability of credit to support such companies’ financing needs, uncertainty and disruption in relation to financing, increased currency risk in relation to contracts denominated in Euros and wider economic disruption in markets served by those companies, while austerity and/or other measures introduced to limit or contain these issues may themselves lead to economic contraction and resulting adverse effects for the Fund. Legal uncertainty

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about the funding of Euro denominated obligations following any breakup or exits from the Eurozone, particularly in the case of investments in companies in affected countries, could also have material adverse effects on the Fund. In connection with investments in non-U.S. issuers, the Fund may engage in foreign currency exchange transactions but is not required to hedge its currency exposure. As such, the Fund makes investments that are denominated in British pound sterling or Euros. The Fund’s assets are valued in U.S. dollars and the depreciation of the British pound sterling and/or the Euro in relation to the U.S. dollar could adversely affect the Fund’s investments denominated in British pound sterling or Euros that are not fully hedged regardless of the performance of the underlying issuer.
Economic Recession or Downturn Risk.   Many of the Fund’s portfolio companies may be susceptible to economic slowdowns or recessions and may be unable to repay the Fund’s debt investments during these periods. Therefore, the Fund’s non-performing assets are likely to increase, and the value of its portfolio is likely to decrease, during these periods. Adverse economic conditions may also decrease the value of any collateral securing the Fund’s secured loans. A prolonged recession may further decrease the value of such collateral and result in losses of value in the Fund’s portfolio and a decrease in the Fund’s revenues, net income and NAV. Unfavorable economic conditions also could increase the Fund’s funding costs, limit the Fund’s access to the capital markets or result in a decision by lenders not to extend credit to it on terms it deems acceptable. These events could prevent the Fund from increasing investments and harm the Fund’s operating results.
Legal and Regulatory Risks.   At any time after the date of this prospectus, legislation may be enacted that could negatively affect the assets of the Fund or the issuers of such assets. Changing approaches to regulation may have a negative impact on the entities in which the Fund invests. Legislation or regulation may also change the way in which the Fund itself is regulated. There can be no assurance that future legislation, regulation or deregulation will not have a material adverse effect on the Fund or will not impair the ability of the Fund to achieve its investment objective.
Risks Associated with Commodity Futures Trading Commission Regulation.   The Sub-Adviser claims an exclusion from the definition of the term “commodity pool operator” in accordance with Commodity Futures Trading Commission (“CFTC”) Regulation 4.5 so that the Sub-Adviser is not subject to registration or regulation as a CPO under the CEA with respect to the Fund. In order to maintain the exclusion for the Sub-Adviser, the Fund must invest no more than a prescribed level of its liquidation value in certain futures, certain swap contracts and certain other Derivatives subject to the CEA’s jurisdiction, and the Fund must not market itself as providing investment exposure to such instruments. If the Fund’s investments no longer qualify the Sub-Adviser for the exclusion, the Sub-Adviser may be subject to the CFTC’s CPO registration requirements with respect to the Fund, and the disclosure and operations of the Fund would need to comply with all applicable regulations governing commodity pools registered as investment companies under the 1940 Act and commodity pool operators. Compliance with the additional registration and regulatory requirements may increase operating expenses. Other potentially adverse regulatory initiatives could also develop.
Inflation and Deflation Risk.   Inflation risk is the risk that the value of certain assets or income from the Fund’s investments will be worth less in the future as inflation decreases the value of money. As inflation increases, the real value of investments and distributions can decline. In addition, during any periods of rising inflation, the dividend rates or borrowing costs associated with the Fund’s use of leverage would likely increase, which would tend to further reduce returns to Shareholders. Deflation risk is the risk that prices throughout the economy decline over time — the opposite of inflation. Deflation may have an adverse effect on the creditworthiness of issuers and may make issuer defaults more likely, which may result in a decline in the value of the Fund’s portfolio.
Interest Rate Risk.   The market value of Corporate Bonds and other fixed-income securities changes in response to interest rate changes and other factors. In an effort to combat inflation, the U.S. Federal Reserve (the “Federal Reserve”) increased the federal funds rate in 2023. Although the Federal Reserve left its benchmark rates steady in the fourth quarter of 2023, it has indicated that additional rate increases in the future may be necessary to mitigate inflationary pressures and there can be no assurance that the Federal Reserve will not make upwards adjustments to the federal funds rate in the future. However, there are reports that the Federal Reserve may begin to cut the benchmark rates in 2024. Interest rate risk is the risk that prices of bonds and other fixed-income securities will increase as interest rates fall and decrease as rates rise.

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Accordingly, an increase in market interest rates may cause a decrease in the price of a debt security and, therefore, a decline in the net asset value of the Fund’s Shares. The magnitude of these fluctuations in the market price of bonds and other fixed-income securities is generally greater for those securities with longer maturities. Because Syndicated Loans with floating or variable rates reset their interest rates only periodically, changes in prevailing interest rates (and particularly sudden and significant changes) can be expected to cause some fluctuations in the Fund’s NAV. Similarly, an increase in market interest rates may cause a decline in the Fund’s NAV. In addition, Syndicated Loans or similar loans or securities may allow the Borrower to opt between SOFR-based interest rates and interest rates based on bank prime rates, which may have an effect on the Fund’s NAV.
If general interest rates rise, as they have in recent years, there is a risk that the portfolio companies in which the Fund holds floating rate securities will be unable to pay escalating interest amounts, which could result in a default under their loan documents. Rising interest rates could also cause portfolio companies to shift cash from other productive uses to the payment of interest, which may have a material adverse effect on their business and operations and could, over time, lead to increased defaults. In addition, rising interest rates may increase pressure on the Fund to provide fixed rate loans to the Fund’s portfolio companies, which could adversely affect the Fund’s net investment income, as increases in the cost of borrowed funds would not be accompanied by increased interest income from such fixed-rate investments.
Investment Terms and Timeframe Risk.   Delays in investing the net proceeds of this offering may impair the Fund’s performance. The Fund cannot assure investors that it will be able to identify any investments that meet the Fund’s investment objective or that any investment that the Fund makes will produce a positive return. The Fund may be unable to invest its assets on acceptable terms within the time period that it anticipates or at all, which could harm the Fund’s financial condition and results of operations.
Prior to investing in securities of portfolio companies, the Fund may invest primarily in cash, cash equivalents, U.S. government securities, repurchase agreements and high-quality debt instruments maturing in one year or less from the time of investment, which may produce returns that are significantly lower than the returns which it expects to achieve when the Fund’s portfolio is fully invested in securities meeting its investment objective. As a result, any distributions that the Fund pays while its portfolio is not fully invested in securities meeting its investment objective may be lower than the distributions that the Fund may be able to pay when its portfolio is fully invested in securities meeting its investment objective.
Restrictions on Entering into Affiliated Transactions.   The Advisers may enter into transactions and invest in securities, instruments and currencies on behalf of the Fund in which customers of its affiliates, to the extent permitted by applicable law, serve as the counterparty, principal or issuer. In such cases, such party’s interests in the transaction could be adverse to the interests of the Fund, and such party may have no incentive to assure that the Fund obtains the best possible prices or terms in connection with the transaction. In addition, the purchase, holding and sale of such investments by the Fund may enhance the profitability of the Advisers or their affiliates. One or more affiliates may also create, write or issue Derivatives for their customers, the underlying securities, currencies or instruments of which may be those in which the Fund invests or which may be based on the performance of the Fund. The Fund may, subject to applicable law, purchase investments that are the subject of an underwriting or other distribution by one or more of the Advisers affiliates and may also enter into transactions with other clients of an affiliate where such other clients have interests adverse to those of the Fund. By reason of the various activities of the Advisers and their affiliates, the Advisers and such affiliates may acquire confidential or material non-public information or otherwise be restricted from purchasing certain potential Fund investments that otherwise might have been purchased or be restricted from selling certain Fund investments that might otherwise have been sold at the time.
Lack of Funds to Make Additional Investments Risk.   The Fund may not have the funds or ability to make additional investments in its portfolio companies. After the Fund’s initial investment in a portfolio company, it may be called upon from time to time to provide additional funds to such company or have the opportunity to increase its investment through the exercise of a warrant to purchase common shares. There is no assurance that the Fund will make, or will have sufficient funds to make, follow-on investments. Any decisions not to make a follow-on investment or any inability on the Fund’s part to make such an investment may have a negative impact on a portfolio company in need of such an investment, may result in a missed opportunity for the Fund to increase its participation in a successful operation or may reduce the expected return on the investment.

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Uncertain Exit Strategies.    Due to the illiquid nature of some of the positions that the Fund is expected to acquire, as well as the risks associated with the Fund’s investment strategies, the Fund is unable to predict with confidence what the exit strategy may ultimately be for any given investment, or that one will definitely be available. Exit strategies which appear to be viable when an investment is initiated may be precluded by the time the investment is ready to be realized due to economic, legal, political or other factors.
Other Risks Relating to the Fund
Adviser Risk.   The Adviser utilizes the resources of Ares’ U.S. and European credit teams who manage direct lending, syndicated loan, corporate bond, opportunistic credit and structured credit investment strategies for the Ares Credit Group as well as the real estate debt and stressed/distressed investment teams. The Fund’s portfolio management team is comprised of members of Ares’ Credit Group. The Adviser intends to use the resources of Ares. There can be no assurance that any such investment professionals will remain employed by Ares or if employed, will remain involved with the Advisers’ performance obligations. The Adviser is a joint venture and conflicts could arise between the parties to the joint venture that could impact the Adviser’s ability to perform its duties.
Senior Management Personnel of the Advisers.   Since the Fund has no employees, it depends on the investment expertise, skill and network of business contacts of the Advisers. The Advisers evaluate, negotiate, structure, execute, monitor and service the Fund’s investments. The Fund’s future success depends to a significant extent on the continued service and coordination of the Advisers and their senior management team. The departure of any members of the Advisers’ senior management team could have a material adverse effect on the Fund’s ability to achieve its investment objective.
The Fund’s ability to achieve its investment objective depends on the Advisers’ ability to identify, analyze, invest in, finance and monitor companies that meet the Fund’s investment criteria. The Advisers’ capabilities in managing the investment process, providing competent, attentive and efficient services to the Fund, and facilitating access to financing on acceptable terms depend on the employment of investment professionals in an adequate number and of adequate sophistication to match the corresponding flow of transactions. To achieve the Fund’s investment objective, the Advisers may need to hire, train, supervise and manage new investment professionals to participate in the Fund’s investment selection and monitoring process. The Advisers may not be able to find investment professionals in a timely manner or at all. Failure to support the Fund’s investment process could have a material adverse effect on the Fund’s business, financial condition and results of operations.
In addition, the Investment Advisory Agreement has termination provisions that allow the parties to terminate the agreements without penalty. The Investment Advisory Agreement, Investment Sub-Advisory Agreement and the CAM Administration Agreement may be terminated at any time, without penalty, by the Advisers upon 60 days’ notice to the Fund. If either agreement is terminated, it may adversely affect the quality of the Fund’s investment opportunities. In addition, in the event such agreements are terminated, it may be difficult for the Fund to replace the Advisers. Furthermore, the termination of either of these agreements may adversely impact the terms of the Fund’s or its subsidiaries’ financing facilities or any financing facility into which the Fund or its subsidiaries may enter in the future, which could have a material adverse effect on the Fund’s business and financial condition.
Key Personnel Risk.   The Adviser depends on the diligence, skill and network of business contacts of certain Ares Credit Group and CION professionals. The Adviser also depends, to a significant extent, on access to other investment professionals within Ares and CION and the information and deal flow generated by these investment professionals in the course of their investment and portfolio management activities. The Fund’s success depends on the continued service of such personnel. The investment professionals associated with the Advisers are actively involved in other investment activities not concerning the Fund and will not be able to devote all of their time to the Fund’s business and affairs. The departure of any of the senior managers of the Advisers, or of a significant number of the investment professionals or partners of the Advisers’ affiliates, could have a material adverse effect on the Fund’s ability to achieve its investment objective. Individuals not currently associated with the Advisers may become associated with the Fund and the performance of the Fund may also depend on the experience and expertise of such individuals. In addition, there is no assurance that the Advisers will remain the Fund’s investment adviser or that the Advisers will continue to have access to the investment professionals and partners of its affiliates and the information and deal flow generated by the investment professionals of its affiliates.

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Ares and CION Relationships.   The Fund expects that Ares and CION will depend on their existing relationships with private equity sponsors, investment banks and commercial banks, and the Fund expects to rely to a significant extent upon these relationships for purposes of potential investment opportunities. If Ares or CION fails to maintain their existing relationships or develop new relationships with other sources or sponsors of investment opportunities, the Fund may not be able to expand its investment portfolio. In addition, individuals with whom Ares and CION have relationships are not obligated to provide the Fund with investment opportunities and, therefore, there is no assurance that such relationships will generate investment opportunities for the Fund.
The Advisers’ Incentive Fee Risk.   The Investment Advisory Agreement and Investment Sub-Advisory Agreement entitle the Advisers to receive incentive compensation on income regardless of any capital losses. In such case, the Fund may be required to pay the Advisers incentive compensation for a fiscal quarter even if there is a decline in the value of the Fund’s portfolio or if the Fund incurs a net loss for that quarter.
Any Incentive Fee payable by the Fund that relates to its net investment income may be computed and paid on income that may include income that has been accrued but not yet received. If a portfolio company defaults on a loan that is structured to provide accrued interest, it is possible that accrued interest previously included in the calculation of the Incentive Fee will become uncollectible. The Advisers are not under any obligation to reimburse the Fund for any part of the Incentive Fee they received that was based on accrued income that the Fund never received as a result of a default by an entity on the obligation that resulted in the accrual of such income, and such circumstances would result in the Fund’s paying an Incentive Fee on income it never received.
The Incentive Fee payable by the Fund to the Advisers may create an incentive for them to make investments on the Fund’s behalf that are risky or more speculative than would be the case in the absence of such compensation arrangement. The way in which the Incentive Fee payable to the Advisers is determined may encourage them to use leverage to increase the return on the Fund’s investments. In addition, the fact that the Management Fee is payable based upon the Fund’s average daily gross assets, which would include any borrowings for investment purposes, may encourage the Advisers to use leverage to make additional investments. Under certain circumstances, the use of leverage may increase the likelihood of default, which would disfavor Shareholders. Such a practice could result in the Fund’s investing in more speculative securities than would otherwise be in its best interests, which could result in higher investment losses, particularly during cyclical economic downturns.
Shares Not Listed; No Market for Shares.   The Fund has been organized as a closed-end management investment company. Closed-end funds differ from open-end management investment companies (commonly known as mutual funds) because investors in a closed-end fund do not have the right to redeem their shares on a daily basis. Unlike most closed-end funds, which typically list their shares on a securities exchange, the Fund does not currently intend to list the Shares for trading on any securities exchange, and the Fund does not expect any secondary market to develop for the Shares in the foreseeable future. Therefore, an investment in the Fund, unlike an investment in a typical closed-end fund, is not a liquid investment.
Closed-end Interval Fund; Liquidity Risks.   The Fund is a diversified, closed-end management investment company operated as an “interval fund” and designed primarily for long-term investors. The Fund is not intended to be a typical traded investment. There is no secondary market for the Fund’s Shares and the Fund expects that no secondary market will develop. An investor should not invest in the Fund if the investor needs a liquid investment. Closed-end funds differ from open-end management investment companies (commonly known as mutual funds) in that investors in a closed-end fund do not have the right to redeem their shares on a daily basis at a price based on NAV. Although the Fund, as a fundamental policy, will make quarterly offers to repurchase at least 5% and up to 25% of its outstanding Shares at NAV, the number of Shares tendered in connection with a repurchase offer may exceed the number of Shares the Fund has offered to repurchase, in which case not all of your Shares tendered in that offer will be repurchased. In connection with any given repurchase offer, it is expected the Fund will offer to repurchase only the minimum amount of 5% of its outstanding Shares. Hence, you may not be able to sell your Shares when and/or in the amount that you desire.
Competition for Investment Opportunities.   The Fund competes for investments with other closed-end funds and investment funds, as well as traditional financial services companies such as commercial banks and other sources of funding. Moreover, alternative investment vehicles, such as hedge funds, have begun to

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invest in areas in which they have not traditionally invested. As a result of these new entrants, competition for investment opportunities may intensify. Many of the Fund’s competitors are substantially larger and may have considerably greater financial, technical and marketing resources than the Fund. For example, some competitors may have a lower cost of capital and access to funding sources that are not available to the Fund. In addition, some of the Fund’s competitors may have higher risk tolerances or different risk assessments than it has. These characteristics could allow the Fund’s competitors to consider a wider variety of investments, establish more relationships and pay more competitive prices for investments than it is able to do. The Fund may lose investment opportunities if it does not match its competitors’ pricing. If the Fund is forced to match its competitors’ pricing, it may not be able to achieve acceptable returns on its investments or may bear substantial risk of capital loss. A significant increase in the number and/or the size of the Fund’s competitors could force it to accept less attractive investment terms. Furthermore, many of the Fund’s competitors have greater experience operating under, or are not subject to, the regulatory restrictions that the 1940 Act imposes on it as a closed-end fund.
“Best-Efforts” Offering Risk.   This offering is being made on a best efforts basis, whereby the Distributor is only required to use its best efforts to sell the Shares and has no firm commitment or obligation to purchase any of the Shares. To the extent that less than the maximum number of Shares is subscribed for, the opportunity for the allocation of the Fund’s investments among various issuers and industries may be decreased, and the returns achieved on those investments may be reduced as a result of allocating all of the Fund’s expenses over a smaller capital base.
Inadequate Return Risk.   No assurance can be given that the returns on the Fund’s investments will be commensurate with the risk of investment in the Shares.
Inadequate Network of Broker-Dealer Risk.   The success of the Fund’s continuous public offering, and correspondingly the Fund’s ability to implement its investment objective and strategies, depends upon the ability of the Distributor and the Adviser to establish, operate and maintain a network of Selected Broker-Dealers to sell the Shares. If the Distributor or the Adviser fails to perform, the Fund may not be able to raise adequate proceeds through the Fund’s continuous public offering to implement the Fund’s investment objective and strategies. If the Fund is unsuccessful in implementing its investment objective and strategies, an investor could lose all or a part of his or her investment in the Fund.
Repurchase Offers Risks.   As described under “Share Repurchase Program,” the Fund is an “interval fund” and, to provide some liquidity to Shareholders, makes quarterly offers to repurchase between 5% and 25% of its outstanding Shares at NAV, pursuant to Rule 23c-3 under the 1940 Act. The Fund believes that these repurchase offers are generally beneficial to the Fund’s Shareholders, and generally are funded from available cash or sales of portfolio securities. However, the repurchase of Shares by the Fund decreases the assets of the Fund and, therefore, may have the effect of increasing the Fund’s expense ratio. Repurchase offers and the need to fund repurchase obligations may also affect the ability of the Fund to be fully invested or force the Fund to maintain a higher percentage of its assets in liquid investments, which may harm the Fund’s investment performance. Moreover, diminution in the size of the Fund through repurchases may result in untimely sales of portfolio securities, and may limit the ability of the Fund to participate in new investment opportunities. If the Fund uses leverage, repurchases of Shares may compound the adverse effects of leverage in a declining market. In addition, if the Fund borrows money to finance repurchases, interest on that borrowing will negatively affect Shareholders who do not tender their Shares by increasing Fund expenses and reducing any net investment income. Certain Shareholders may from time to time own or control a significant percentage of the Fund’s Shares. Repurchase requests by these Shareholders of these Shares of the Fund may cause repurchases to be oversubscribed, with the result that Shareholders may only be able to have a portion of their Shares repurchased in connection with any repurchase offer. If a repurchase offer is oversubscribed and the Fund determines not to repurchase additional Shares beyond the repurchase offer amount, or if Shareholders tender an amount of Shares greater than that which the Fund is entitled to purchase, the Fund will repurchase the Shares tendered on a pro rata basis, and Shareholders will have to wait until the next repurchase offer to make another repurchase request. Shareholders will be subject to the risk of NAV fluctuations during that period. Thus, there is also a risk that some Shareholders, in anticipation of proration, may tender more Shares than they wish to have repurchased in a particular quarter, thereby increasing the likelihood that proration will occur. The NAV of Shares tendered in a repurchase offer may fluctuate between the date a Shareholder submits a repurchase request and the Repurchase Request Deadline, and to the extent there is any delay between the Repurchase Request Deadline

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and the Repurchase Pricing Date. The NAV on the Repurchase Request Deadline or the Repurchase Pricing Date may be higher or lower than on the date a Shareholder submits a repurchase request. See “Share Repurchase Program.”
Distribution Payment Risk.   The Fund cannot assure investors that the Fund will achieve investment results that will allow the Fund to make a specified level of cash distributions or year-to-year increases in cash distributions. All distributions will be paid at the discretion of the Board and may depend on the Fund’s earnings, the Fund’s net investment income, the Fund’s financial condition, maintenance of the Fund’s and the Fund’s RIC status, compliance with applicable regulations and such other factors as the Board may deem relevant from time to time.
In the event that the Fund encounters delays in locating suitable investment opportunities, all or a substantial portion of the Fund’s distributions may constitute a return of capital to Shareholders. To the extent that the Fund pays distributions that constitute a return of capital for U.S. federal income tax purposes, it will lower an investor’s tax basis in his or her Shares. A return of capital generally is a return of an investor’s investment, rather than a return of earnings or gains derived from the Fund’s investment activities, and generally results in a reduction of the tax basis in the Shares. As a result from such reduction in tax basis, Shareholders may be subject to tax in connection with the sale of Shares, even if such Shares are sold at a loss relative to the Shareholder’s original investment.
Risks Associated with the Fund Distribution Policy.   The Fund intends to make regular distributions. Currently, in order to maintain a relatively stable level of distributions, the Fund may pay out less than all of its net investment income to the extent consistent with maintaining its ability to be subject to tax as a RIC under the Code, pay out undistributed income from prior months, return capital in addition to current period net investment income or borrow money to fund distributions. The distributions for any full or partial calendar year might not be made in equal amounts, and one distribution may be larger than the other. The Fund will make a distribution only if authorized by the Board and declared by the Fund out of assets legally available for these distributions. This distribution policy may, under certain circumstances, have certain adverse consequences to the Fund and its Shareholders because it may result in a return of capital, which would reduce the NAV of the Shares and, over time, potentially increase the Fund’s expense ratio. If a distribution constitutes a return of capital, it means that the Fund is returning to Shareholders a portion of their investment rather than making a distribution that is funded from the Fund’s earned income or other profits. The Fund’s distribution policy may be changed at any time by the Board.
There is a possibility that the Fund may make total distributions during a calendar or taxable year in an amount that exceeds the Fund’s net investment company taxable income and net capital gains for the relevant taxable year. In such situations, if a distribution exceeds the Fund’s current and accumulated earnings and profits (as determined for U.S. federal income tax purposes), a portion of each distribution paid with respect to such taxable year would generally be treated as a return of capital for U.S. federal income tax purposes, thereby reducing the amount of a Shareholder’s tax basis in such Shareholder’s Shares. When a Shareholder sells Shares, the amount, if any, by which the sales price exceeds the Shareholder’s tax basis in Shares may be treated as a gain subject to tax. Because a return of capital reduces a Shareholder’s tax basis in Shares, it generally will increase the amount of such Shareholder’s gain or decrease the amount of such Shareholder’s loss when such Shareholder sells Shares. To the extent that the amount of any return of capital distribution exceeds a Shareholder’s tax basis in Shares, such excess generally will be treated as gain from a sale or exchange of the shares.
Because the Fund has issued Preferred Shares and has issued other forms of indebtedness, its ability to make distributions to its Shareholders is limited by the asset coverage requirements and other limitations imposed by the 1940 Act and the terms of the Fund’s indebtedness.
Investment Dilution Risk.   The Fund’s investors do not have preemptive rights to any Shares the Fund may issue in the future. The Fund’s amended and restated declaration of trust (the “Declaration of Trust”) authorizes it to issue an unlimited number of Shares. The Board may amend the Declaration of Trust. After an investor purchases Shares, the Fund may sell additional Shares in the future or issue equity interests in private offerings. To the extent the Fund issues additional equity interests after an investor purchases its Shares, such investor’s percentage ownership interest in the Fund will be diluted.

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Anti-Takeover Risk.   The Declaration of Trust and bylaws, as well as certain statutory and regulatory requirements, contain certain provisions that may have the effect of discouraging a third party from attempting to acquire it. Subject to the limitations of the 1940 Act, the Board may, without Shareholder action, authorize the issuance of shares in one or more classes or series, including Preferred Shares; and the Board may, without Shareholder action, amend the Declaration of Trust. These anti-takeover provisions may inhibit a change of control in circumstances that could give Shareholders the opportunity to realize a premium over the value of the Shares.
Conflicts of Interest Risk.   The Fund is a party to the Investment Advisory Agreement with CAM, and the Investment Sub-Advisory Agreement with Ares Capital, entities in which certain of the Fund’s trustees, officers and members of the investment committee of the Advisers may have indirect ownership and pecuniary interests. Certain of the Fund’s trustees and officers and members of the investment committee of the Advisers also serve as officers or principals of other investment managers affiliated with the Advisers that currently, and may in the future, manage investment funds with investment objectives similar to the Fund’s investment objective. In addition, certain of Fund’s officers and trustees and the members of the investment committee of the Advisers serve or may serve as officers, trustees or principals of entities that operate in the same or related line of business as the Fund does or of investment funds managed by the Fund’s affiliates. Accordingly, the Fund may not be made aware of and/or given the opportunity to participate in certain investments made by investment funds managed by advisers affiliated with the Advisers. However, the Advisers intend to allocate investment opportunities in a fair and equitable manner in accordance with the Advisers’ investment allocation policy.
Pursuant to the terms of the CAM Administration Agreement, CAM provides the Fund with certain administrative and other services necessary to conduct the Fund’s day-to-day operations, and the Fund reimburses CAM, at cost, for the Fund’s allocable portion of overhead and other expenses (including travel expenses) incurred by CAM in performing its obligations under the CAM Administration Agreement, including the Fund’s allocable portion of the cost of certain of the Fund’s officers (including but not limited to the chief compliance officer, chief financial officer, chief accounting officer, general counsel, secretary and treasurer) and their respective staffs, but not investment professionals. See “Conflicts of Interest.”
Potential Conflicts of Interest Risk — Allocation of Investment Opportunities.   The Advisers have adopted allocation procedures that are intended to treat each fund they advise in a manner that, over a period of time, is fair and equitable. Ares and CION currently provide investment advisory and administration services and may provide in the future similar services to other entities (collectively, “Advised Funds”). Certain existing Advised Funds have, and future Advised Funds may have, and may from time to time have, overlapping investment objectives with the Fund, and such Advised Funds will invest in, whether principally or secondarily, asset classes similar to those targeted by the Fund. To the extent the Advised Funds have overlapping investment objectives, the scope of opportunities otherwise available to the Fund may be adversely affected and/or reduced. Certain other existing Advised Funds do not, and future Advised Funds may not, have overlapping investment objectives with the Fund, but such funds may from time to time invest in, whether principally or secondarily, asset classes similar to those targeted by the Fund. The Advisers will endeavor to allocate investment opportunities in a fair and equitable manner, and in any event consistent with any fiduciary duties owed to the Fund and other clients and in an effort to avoid favoring one client over another and taking into account all relevant facts and circumstances, including (without limitation): (i) differences with respect to available capital, size of client, and lifecycle, including the remaining life, of a client; (ii) differences with respect to investment objectives or current investment strategies, including regarding: (a) current and total return requirements, (b) emphasizing or limiting exposure to specific investments, including, but not limited to, type of security, jurisdiction, industry, or other characteristic of the investment, (c) diversification, including industry or company exposure, currency and jurisdiction, or (d) rating agency ratings; (iii) differences in risk profile at the time an opportunity becomes available; (iv) the potential transaction and other costs of allocating an opportunity among various clients; (v) actual or potential conflicts of interest, including whether multiple clients directly or indirectly have an existing investment in the security in question or the issuer of such security; (vi) the nature of the security or the transaction, including minimum investment amounts and the source of the opportunity; (vii) current and anticipated market and general economic conditions; (viii) existing positions in a Borrower/loan/security; and (ix) prior positions in a Borrower/loan/security. Nevertheless, it is possible that the Fund may not be given the opportunity to participate in certain investments made by investment funds managed by investment managers affiliated with the Advisers.

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The Advisers may determine that the Fund should invest on a side-by-side basis with one or more Advised Funds. In certain circumstances, negotiated co-investments may be made only in accordance with the terms of the exemptive order Ares received from the SEC (the “Order”). Co-investments made under the Order are subject to compliance with the conditions and other requirements contained in the Order, which could limit the Fund’s ability to participate in a co-investment transaction.
In the event investment opportunities are allocated among the Fund and the other Advised Funds, the Fund may not be able to structure its investment portfolio in the manner desired. Although the Advisers endeavor to allocate investment opportunities in a fair and equitable manner, the Fund is not generally permitted to co-invest in any portfolio company in which a fund managed by Ares or any of its downstream affiliates (other than the Fund and its downstream affiliates) currently has an investment. However, the Fund may co-invest with funds managed by Ares or any of its downstream affiliates, subject to compliance with existing regulatory guidance, applicable regulations and its allocation procedures. Furthermore, the Fund and the other Advised Funds may make investments in securities where the prevailing trading activity may make impossible the receipt of the same price or execution on the entire volume of securities purchased or sold by the Fund and the other Advised Funds. When this occurs, the various prices may be averaged, and the Fund will be charged or credited with the average price. Thus, the effect of the aggregation may operate on some occasions to the disadvantage of the Fund. In addition, under certain circumstances, the Fund may not be charged the same commission or commission equivalent rates in connection with a bunched or aggregated order.
It is likely that the other Advised Funds may make investments in the same or similar securities at different times and on different terms than the Fund. The Fund and the other Advised Funds may make investments at different levels of a Borrower’s capital structure or otherwise in different classes of a Borrower’s securities, to the extent permitted by applicable law. Such investments may inherently give rise to conflicts of interest or perceived conflicts of interest between or among the various classes of securities that may be held by such entities. Conflicts may also arise because portfolio decisions regarding the Fund may benefit the other Advised Funds. For example, the sale of a long position or establishment of a short position by the Fund may impair the price of the same security sold short by (and therefore benefit) one or more Advised Funds, and the purchase of a security or covering of a short position in a security by the Fund may increase the price of the same security held by (and therefore benefit) one or more Advised Funds.
Applicable law, including the 1940 Act, may at times prevent the Fund from being able to participate in investments that it otherwise would participate in, and may require the Fund to dispose of investments at a time when it otherwise would not dispose of such investment, in each case, in order to comply with applicable law.
The Advisers, their affiliates and their clients may pursue or enforce rights with respect to a Borrower in which the Fund has invested, and those activities may have an adverse effect on the Fund. As a result, prices, availability, liquidity and terms of the Fund’s investments may be negatively impacted by the activities of the Advisers and their affiliates or their clients, and transactions for the Fund may be impaired or effected at prices or terms that may be less favorable than would otherwise have been the case.
The Advisers may have a conflict of interest in deciding whether to cause the Fund to incur leverage or to invest in more speculative investments or financial instruments, thereby potentially increasing the assets or the yield of the Fund and, accordingly, the Management Fees or Incentive Fees received by the Advisers. Certain other Advised Funds pay the Advisers or their affiliates performance-based compensation, which could create an incentive for the Advisers or an affiliate to favor such investment fund or account over the Fund.
Potential Conflicts of Interest Risk — Allocation of Personnel.   The Fund’s executive officers and trustees, and the employees of the Advisers, serve or may serve as officers, directors or principals of entities that operate in the same or a related line of business as the Fund or of investment funds or accounts managed by the Advisers or their affiliates. As a result, they may have obligations to investors in those entities, the fulfillment of which might not be in the best interests of the Fund or its Shareholders. Additionally, certain personnel of the Advisers and their management may face conflicts in their time management and commitments.

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Potential Conflicts of Interest Risk — Lack of Information Barriers.   By reason of the various activities of the Advisers and their affiliates, the Advisers and such affiliates may acquire confidential or material non-public information or otherwise be restricted from purchasing certain potential Fund investments that otherwise might have been purchased or be restricted from selling certain Acquiring Fund investments that might otherwise have been sold at the time.
Portfolio Fair Value Risk.   Under the 1940 Act, the Fund is required to carry its portfolio investments at market value or, if there is no readily available market value, at fair value. There is not a public market for the securities of the privately held companies in which the Fund may invest. Many of the Fund’s investments are not exchange-traded, but are, instead, traded on a privately negotiated OTC secondary market for institutional investors. The Adviser, as valuation designee, is responsible for the valuation of the Fund’s portfolio investments and implementing the portfolio valuation process set forth in the Adviser’s valuation policy, subject to the oversight of the Board, to management. Valuations of Fund investments are disclosed quarterly in reports publicly filed with the SEC. See “Determination of Net Asset Value.”
Certain factors that may be considered in determining the fair value of the Fund’s investments include dealer quotes for securities traded on the OTC secondary market for institutional investors, the nature and realizable value of any collateral, the portfolio company’s earnings and its ability to make payments on its indebtedness, the markets in which the portfolio company does business, comparison to comparable publicly-traded companies, discounted cash flow and other relevant factors. Because such valuations, and particularly valuations of private securities and private companies, are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, determinations of fair value may differ materially from the values that would have been used if an exchange-traded market for these securities existed. Due to this uncertainty, the Adviser’s fair value determinations may cause the Fund’s NAV on a given date to materially understate or overstate the value that it may ultimately realize upon the sale of one or more of its investments.
Portfolio Turnover Risk.   The Fund’s annual portfolio turnover rate may vary greatly from year to year, as well as within a given year. However, portfolio turnover rate is not considered a limiting factor in the execution of investment decisions for the Fund. High portfolio turnover may result in the realization of net short-term capital gains by the Fund which, when distributed to the Fund and, ultimately, Shareholders, will be taxable as ordinary income. In addition, a higher portfolio turnover rate results in correspondingly greater brokerage commissions and other transactional expenses that are borne by the Fund.
Cybersecurity Risks.   Cybersecurity refers to the combination of technologies, processes and procedures established to protect information technology systems and data from unauthorized access, attack or damage. The Fund and its respective affiliates and third-party service providers are subject to cybersecurity risks. Cyber security risks have significantly increased in recent years and, while the Fund has not experienced any material losses relating to cyber attacks or other information security breaches, the Fund could suffer such losses in the future. The Fund’s and its respective affiliates’ and third-party service providers’ computer systems, software and networks may be vulnerable to unauthorized access, computer viruses or other malicious code and other events that could have a security impact. If one or more of such events occur, this potentially could jeopardize confidential and other information, including nonpublic personal information and sensitive business data, processed and stored in, and transmitted through, computer systems and networks, or otherwise cause interruptions or malfunctions in the Fund’s operations or the operations of its respective affiliates and third-party service providers. This could result in significant losses, reputational damage, litigation, regulatory fines or penalties, investigations or otherwise adversely affect the Fund’s business, financial condition or results of operations. Privacy and information security laws and regulation changes, and compliance with those changes, may result in cost increases due to system changes and the development of new administrative processes. In addition, the Fund may be required to expend significant additional resources to modify the Fund’s protective measures and to investigate and remediate vulnerabilities or other exposures arising from operational and security risks.
Litigation Risk.   The Fund as well as the Adviser, the Sub-Adviser and its affiliates participate in a highly regulated industry and are each subject to regulatory examinations in the ordinary course of business. There can be no assurance that the Fund, its executive officers, trustees, and the Adviser, the Sub-Adviser, their affiliates and/or any of their respective principals and employees will avoid regulatory investigation and possible enforcement actions stemming therefrom. The Adviser and the Sub-Adviser are each registered

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investment advisers and, as such, subject to the provisions of the Advisers Act. The Fund, the Adviser and the Sub-Adviser may each be, from time to time, subject to formal and informal examinations, investigations, inquiries, audits and reviews from numerous regulatory authorities both in response to issues and questions raised in such examinations or investigations and in connection with the changing priorities of the applicable regulatory authorities across the market in general.
The Fund, its executive officers, trustees, and the Adviser, the Sub-Adviser and their affiliates and/or any of their respective principals and employees could also be named as defendants in, or otherwise become involved in, litigation. Litigation and regulatory actions can be time-consuming and expensive and can lead to unexpected losses, which expenses and losses are often subject to indemnification by the Fund. Legal proceedings could continue without resolution for long periods of time and their outcomes, which could materially and adversely affect the value of the Fund or the ability of the Adviser or the Sub-Adviser to manage the Fund, are often impossible to anticipate. The Adviser or the Sub-Adviser would likely be required to expend significant resources responding to any litigation or regulatory action related to it, and these actions could be a distraction to the activities of the Adviser or the Sub-Adviser, as applicable.
The Fund’s investment activities are subject to the normal risks of becoming involved in litigation by third parties. The expense of defending against claims by third parties and paying any amounts pursuant to settlements or judgments would, absent willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved by the Adviser, Sub-Adviser, administrator, or any of the Fund’s officers, be borne by the Fund and would reduce the Fund’s net assets. The Adviser, the Sub-Adviser and others are indemnified by the Fund in connection with such litigation, subject to certain conditions.
Risks Relating to Fund’s RIC Status.   Although the Fund has elected to be treated as a RIC under Subchapter M of the Code, no assurance can be given that the Fund will be able to qualify for and maintain RIC status. If the Fund qualifies as a RIC under the Code, the Fund generally will not be subject to corporate-level federal income taxes on its income and capital gains that are timely distributed (or deemed distributed) as dividends for U.S. federal income tax purposes to its Shareholders. To qualify as a RIC under the Code and to be relieved of federal taxes on income and gains distributed as dividends for U.S. federal income tax purposes to the Fund’s Shareholders, the Fund must, among other things, meet certain source-of-income, asset diversification and distribution requirements. The distribution requirement for a RIC is satisfied if the Fund distributes dividends each tax year for U.S. federal income tax purposes of an amount generally at least equal to 90% of the sum of its net ordinary income and net short-term capital gains in excess of net long-term capital losses, if any, to the Fund’s Shareholders.
RIC-Related Risks of Investments Generating Non-Cash Taxable Income.   Certain of the Fund’s investments will require the Fund to recognize taxable income in a tax year in excess of the cash generated on those investments during that year. In particular, the Fund expects to invest in loans and other debt instruments that will be treated as having “market discount” and/or original issue discount (“OID”) for U.S. federal income tax purposes. Because the Fund may be required to recognize income in respect of these investments before, or without receiving, cash representing such income, the Fund may have difficulty satisfying the annual distribution requirements applicable to RICs and avoiding Fund-level U.S. federal income and/or excise taxes. Accordingly, the Fund may be required to sell assets, including at potentially disadvantageous times or prices, raise additional debt or equity capital, make taxable distributions of Shares or debt securities, or reduce new investments, to obtain the cash needed to make these income distributions. If the Fund liquidates assets to raise cash, the Fund may realize additional gain or loss on such liquidations. In the event the Fund realizes additional net capital gains from such liquidation transactions, Shareholders, may receive larger capital gain distributions than it or they would in the absence of such transactions.
Instruments that are treated as having OID for U.S. federal income tax purposes may have unreliable valuations because their continuing accruals require judgments about the collectability of the deferred payments and the value of any collateral. Loans that are treated as having OID generally represent a significantly higher credit risk than coupon loans. Accruals on such instruments may create uncertainty about the source of Fund distributions to Shareholders. OID creates the risk of non-refundable cash payments to the Advisers based on accruals that may never be realized. In addition, the deferral of payment-in-kind (“PIK”) interest also reduces a loan’s loan-to-value ratio at a compounding rate.

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Uncertain Tax Treatment.   The Fund may invest a portion of its net assets in below investment grade instruments. Investments in these types of instruments may present special tax issues for the Fund. U.S. federal income tax rules are not entirely clear about issues such as when the Fund may cease to accrue interest, OID or market discount, when and to what extent deductions may be taken for bad debts or worthless instruments, how payments received on obligations in default should be allocated between principal and income and whether exchanges of debt obligations in a bankruptcy or workout context are taxable. These and other issues will be addressed by the Fund to the extent necessary in connection with the Fund’s intention to distribute sufficient income each tax year to minimize the risk that it becomes subject to U.S. federal income or excise tax.

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MANAGEMENT OF THE FUND
Trustees
Pursuant to the Declaration of Trust and bylaws, the Fund’s business and affairs are managed under the direction of the Board, which has overall responsibility for monitoring and overseeing the Fund’s management and operations. The Board consists of nine members, five of whom are considered Independent Trustees. The Trustees are subject to removal or replacement in accordance with Delaware law and the Declaration of Trust. The Trustees serving on the Board, except for Jeffrey B. Perlowitz and Elaine Orr, were elected by the organizational Shareholder of the Fund. Jeffrey B. Perlowitz and Elaine Orr were appointed to the Board by the Trustees. The Statement of Additional Information provides additional information about the Trustees.
CAM serves as the Fund’s investment adviser pursuant to the terms of the Investment Advisory Agreement and subject to the authority of, and any policies established by, the Board. Ares Capital serves as the Fund’s investment sub-adviser pursuant to the terms of the Investment Sub-Advisory Agreement. Pursuant to the Investment Advisory Agreement and Investment Sub-Advisory Agreement, the Advisers manage the Fund’s investment portfolio, direct purchases and sales of portfolio securities and report thereon to the Fund’s officers and Trustees regularly.
The Board, including a majority of the Independent Trustees, oversees and monitors the Fund’s investment performance. After an initial two-year term, the Board will review on an annual basis the Investment Advisory Agreement and the Investment Sub-Advisory Agreement to determine, among other things, whether the fees payable under such agreements are reasonable in light of the services provided.
Investment Personnel
The Fund is primarily the responsibility of three portfolio managers, Mitch Goldstein, Greg Margolies and Michael Smith. The Fund is also supported by thirteen additional members of the Sub-Adviser’s Allocation Committee.
Below is biographical information relating to Mitch Goldstein, Greg Margolies and Michael Smith and the members of the Sub-Adviser’s Allocation Committee:
Mitch Goldstein
Mitch Goldstein is a Partner and Co-Head of the Ares Credit Group. Mitch Goldstein serves on the Ares Executive Management Committee. Additionally, Mitch Goldstein serves as Co-President of ARCC, interested trustee and Co-Chief Executive Officer of Ares Strategic Income Fund (“ASIF”), and Vice President and interested trustee of the Fund. Mitch Goldstein is a member of the Ares Credit Group’s U.S. Direct Lending, Commercial Finance, Pathfinder and the Ivy Hill Asset Management Investment Committees, the Ares Infrastructure Debt Investment Committee, and the Ares SSG Direct Lending (Australia) Investment Committee. Prior to joining Ares Management in May 2005, Mitch Goldstein worked at Credit Suisse First Boston (“CSFB”), where Mitch Goldstein was a Managing Director in the Financial Sponsors Group. At CSFB, Mitch Goldstein was responsible for providing investment banking services to private equity funds and hedge funds with a focus on M&A and restructurings as well as capital raisings, including high yield, bank debt, mezzanine debt, and initial public offerings. Mitch Goldstein joined CSFB in 2000 at the completion of the merger with Donaldson, Lufkin & Jenrette. From 1998 to 2000, Mitch Goldstein was at Indosuez Capital, where Mitch Goldstein was a member of the Investment Committee and a Principal, responsible for originating, structuring and executing leveraged transactions across a broad range of products and asset classes. From 1993 to 1998, Mitch Goldstein worked at Bankers Trust. Mitch Goldstein also serves on the Board of Managers of Ivy Hill Asset Management GP, LLC. Mitch Goldstein graduated summa cum laude from the State University of New York at Binghamton with a B.S. in Accounting and received an M.B.A. from Columbia University’s Graduate School of Business.
Greg Margolies
Greg Margolies is a Partner in the Ares Credit Group. Greg Margolies serves as a member of the Ares Credit Group’s Alternative Credit Investment Committee, the Ares Private Equity Group’s Special Opportunities Investment Committee and is on the Board of Directors of the Ares Charitable Foundation.

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Prior to joining Ares in 2009, Greg Margolies served as a Managing Director and Global Head of Leveraged Finance and Capital Commitments at Merrill Lynch & Co. and was a member of the Executive Committee for Merrill Lynch’s Global Investment Banking Group. Previously, Greg Margolies was Co-Head of the DB Capital Mezzanine Fund. Greg Margolies serves on the Board of Directors for the International Organization for Women and Development and the Advisory Council for University of Michigan’s Life Science Institute. Greg Margolies holds a B.A. from the University of Michigan in International Economics and Finance and an M.B.A. from the University of Pennsylvania Wharton School of Business.
Michael Smith
Michael Smith is a Partner and Co-Head of the Ares Credit Group. Additionally, Michael Smith serves as an interested trustee and Co-Chief Executive Officer of ASIF. He also serves as a director of ARCC and Vice President of the Fund. Michael Smith previously served as Co-President of ARCC from July 2014 to October 2022. He serves on the Ares Executive Management Committee. From time to time, he may serve as an officer, director or principal of entities affiliated with Ares Management or of investment funds managed by Ares Management and its affiliates. Michael Smith is a member of Ares Credit Group’s U.S. Direct Lending and Commercial Finance Investment Committees, the Ares Private Equity Group’s Special Opportunities Investment Committee and the Infrastructure and Power Group Funds Investment Committee. Prior to joining Ares in 2004, Michael Smith was a Partner at RBC Capital Partners, a division of Royal Bank of Canada, which led the firm’s middle market financing and principal investment business. Previously, Michael Smith worked at Indosuez Capital in their Merchant Banking Group, Kenter, Glastris & Company, and at Salomon Brothers Inc., in their Debt Capital Markets Group and Financial Institutions Group. Michael Smith serves on the Board of Directors of the University of Notre Dame’s Wilson Sheehan Lab for Economic Opportunity (LEO), which helps service providers apply scientific evaluation methods to better understand and share effective poverty interventions. Michael Smith received a B.S. in Business Administration from the University of Notre Dame and a Masters in Management from Northwestern University’s Kellogg Graduate School of Management.
Kevin Alexander
Mr. Alexander is a Partner in the Ares Credit Group, where he focuses on alternative credit investments. Additionally, he serves as a member of the Ares Credit Group’s Alternative Credit, Pathfinder and Pathfinder Core Investment Committees, the Ares Secondaries Group’s Credit Investment Committee and the Ares Insurance Solutions Investment Committee. Prior to joining Ares in 2019, Mr. Alexander was Deputy CEO and Head of Global Market, Americas at Natixis CIB. Previously, he worked at Deutsche Bank within the Interest Rate Derivatives Group. Mr. Alexander began his career as an Economic Analyst at the New York Federal Reserve Bank. He holds a B.S. from Washington and Lee University in Business Administration and Accounting and an M.A. from Fordham University in Economics.
Keith Ashton
Keith Ashton is a Partner, Portfolio Manager and Co-Head of Alternative Credit in the Ares Credit Group. Keith Ashton serves as a Vice President and Portfolio Manager for Ares Dynamic Credit Allocation Fund, Inc. (“ARDC”). Keith Ashton serves as a member of the Ares Credit Group’s Alternative Credit Pathfinder and Pathfinder Core Investment Committees. Additionally, Keith Ashton serves on the Ares Diversity, Equity and Inclusion Council. Prior to joining Ares in 2011, Keith Ashton was a Partner at Indicus Advisors LLP, where Keith Ashton focused on launching the global structured credit business in May 2007. Previously, Keith Ashton was a Portfolio Manager and Head of Structured Credit at TIAA-CREF, where Keith Ashton focused on managing a portfolio of structured credit investments and helped launch TIAA’s institutional asset management business. Keith Ashton’s experience as an investor in alternative fixed income products spans virtually all securitized asset classes, including CLOs, consumer and commercial receivables, insurance and legal settlements, small business and trade receivables, whole business securitizations, timeshare and other mortgage-related receivables, and esoteric asset classes such as catastrophe risk and intellectual property. Keith Ashton holds a B.A. from Brigham Young University in Economics and an M.B.A. from the University of Rochester William E. Simon School of Business in Finance and Accounting.
Kipp deVeer
Kipp deVeer is a Director and Partner of Ares Management Corporation and Head of the Ares Credit Group. Kipp deVeer is a member of the Ares Executive Management Committee and the Ares Diversity,

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Equity and Inclusion Council. Kipp deVeer also serves as a Director and Chief Executive Officer of ARCC and an interested trustee and Chairman of the Board of Trustees of ASIF. Kipp deVeer is a member of the Ares Credit Group’s U.S. Direct Lending, European Direct Lending and Pathfinder Investment Committees. Prior to joining Ares in 2004, Kipp deVeer was a partner at RBC Capital Partners, a division of Royal Bank of Canada, which led the firm’s middle market financing and principal investment business. Kipp deVeer joined RBC in October 2001 from Indosuez Capital, where Kip deVeer was Vice President in the Merchant Banking Group. Previously, Kipp deVeer worked at J.P. Morgan and Co., both in the Special Investment Group of J.P. Morgan Investment Management, Inc. and the Investment Banking Division of J.P. Morgan Securities Inc. Kipp deVeer received a B.A. from Yale University and an M.B.A. from Stanford University’s Graduate School of Business.
Mark Gatto
Mark Gatto is Co-Founder, Co-Chief Executive Officer and Co-President of CION and CIC. Mark Gatto is also a Director of CAM. Mark Gatto serves on the investment committee of CIC and the investment allocation committee of the Fund. Mark Gatto joined CION in 1999. Mark Gatto served as Executive Vice President and Chief Acquisitions Officer from May 2007 through January 2008. Mark Gatto served as Executive Vice President of Business Development from May 2006 through May 2007 and Vice President of Marketing from August 2005 through February 2006. Mark Gatto was also Associate General Counsel from November 1999 until October 2000. Previously, Mark Gatto was an executive for a leading international product development and marketing company from 2000 through 2003. Later, Mark Gatto co-founded a specialty business-consulting firm in New York City where Mark Gatto served as its managing partner before re-joining CION in 2005. Mark Gatto was also an attorney in private practice prior to joining the firm. Mark Gatto received an M.B.A from the W. Paul Stillman School of Business at Seton Hall University, a J.D. from Seton Hall University School of Law, and a B.S. from Montclair State University.
Blair Jacobson
Blair Jacobson is a Partner and Co-Head of European Credit in the Ares Credit Group and serves on the Ares Executive Management Committee and the Ares Diversity, Equity and Inclusion Council. Blair Jacobson also serves on the boards of Ares Management Limited and Ares Management UK Limited. Additionally, Blair Jacobson serves on the Ares Credit Group’s European Direct Lending and European Liquid Credit Investment Committees, the Ares Secondaries Group’s Credit Investment Committee and the Ares Sports, Media and Entertainment Investment Committee. Prior to joining Ares in 2012, Blair Jacobson was a Partner at The StepStone Group, where Blair Jacobson focused on building and running European operations, including oversight of private debt and equity investments. Previously, Blair Jacobson was a Partner at Citigroup Private Equity and Mezzanine Partners in London and New York. In addition, Blair Jacobson has held a variety of roles in investment banking and mergers and acquisitions in a broad range of industries, including at Lehman Brothers. Blair Jacobson holds a B.A., magna cum laude, from Williams College in Political Economy and an M.B.A., with honors, from the University of Chicago Booth School of Business in Finance.
Samantha Milner
Ms. Milner is a Partner and U.S. Liquid Credit Portfolio Manager in the Ares Credit Group, where she is primarily responsible for managing Ares’ U.S. bank loan credit strategies. Ms. Milner serves as a Vice President and one of four Portfolio Managers for ARDC. Ms. Milner serves as a member of the Ares Credit Group’s U.S. Liquid Credit Investment Committee. Additionally, Ms. Milner serves on the Ares Diversity, Equity and Inclusion Council. Prior to joining Ares in 2004, Ms. Milner was an Associate in the Financial Restructuring Group at Houlihan Lokey Howard & Zukin, where she focused on providing advisory services in connection with restructurings, distressed mergers and acquisitions and private placements. Ms. Milner serves on the Board of Directors of STEAM:CODERS, a not-for-profit organization focused on underrepresented and underserved students through Science, Technology, Engineering, Art, and Math (STEAM), in preparation for academic and career opportunities. Ms. Milner holds a B.B.A., with distinction, from Emory University’s Goizueta Business School in Finance and Accounting.
Michael A. Reisner
Michael A. Reisner is Co-Founder, Co-Chief Executive Officer and Co-President of CION as well as Co-Chief Executive Officer of CIC. In addition, Michael A. Reisner is a Director of CAM. Michael A. Reisner

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serves on the Investment Committee of CIC as well as the Investment Allocation committee of the Fund. Before co-founding CION in 2012, Michael A. Reisner held positions of increasing responsibility at its predecessor company, including serving as co-Chief Executive Officer from 2008 to 2012, Chief Financial Officer from 2007 to 2008, Executive Vice President — Originations from February 2006 through 2007 and Senior Vice President and General Counsel from 2004 through 2006. Earlier in Michael A. Reisner’s career, Michael A. Reisner was an attorney in private practice in New York from 1996 to 2001. Michael A. Reisner serves on the Boards of both CIC and the Fund and served on the Board of the Institute for Portfolio Alternatives (IPA) from 2018 to 2021. Michael A. Reisner received a J.D., cum laude, from New York Law School and a B.A. from the University of Vermont.
Aaron Rosen
Mr. Rosen is a Partner, Co-Head of Opportunistic Credit and Co-Portfolio Manager of Special Opportunities in the Ares Credit Group, where he focuses on investing across various Ares fund platforms in the public and private markets. Mr. Rosen serves as a member of the Ares Credit Group’s Opportunistic Credit Investment Committee and the Ares Private Equity Group’s Corporate Opportunities Investment Committee. Prior to joining Ares in 2018, Mr. Rosen was a Partner and Director of Research at Archview Investment Group, where he focused on credit and equity investments in the U.S. and internationally. Prior to Archview, Mr. Rosen was a Vice President at Citigroup, where he was a founding member of the Citibank Global Special Situations Group focused on U.S. credit and value equity investment strategies. In addition, Mr. Rosen was a member of Citigroup’s Asset-Based Finance group, where he focused on structuring senior secured debt financings for non-investment grade corporate borrowers. He currently serves as Chairman of the board of Savers Value Village, Inc. and serves on the boards for the parent entities of Virgin Voyages Intermediate Limited, Consolidated Precision Products Corp., Hornbeck Offshore Services, Inc., TriMark USA, LLC and WHP Global. Mr. Rosen holds a B.S., summa cum laude, from New York University’s Stern School of Business in Finance and Information Systems, where he received the Valedictorian Award.
David A. Sachs
David A. Sachs is a Partner in the Ares Strategy and Relationship Management Group, and focuses on the Ares Credit Group’s publicly traded funds, strategic growth opportunities for Ares and facilitating the sharing of credit knowledge across the Ares platform. David A. Sachs serves as a Director and Chairman of the Board of ARDC and is an interested trustee of the Fund. David A. Sachs also serves as an interested trustee of Ares Private Markets Fund. Additionally, David A. Sachs serves as a member of the Ares Credit Group’s Alternative Credit Investment Committee, the Ares Private Equity Group’s Energy Opportunities, Extended Value, and Asia Investment Committees, the Ares Real Estate Global and Real Estate Debt Investment Committees, and the Ares Equity Income Opportunity Strategy Portfolio Review Committee. Prior to joining Ares in 1997, David A. Sachs was a Principal of Onyx Partners, Inc., where David A. Sachs focused on merchant banking and related capital raising activities in the private equity and mezzanine debt markets. Previously, David A. Sachs also worked with Taylor & Co., an investment manager providing investment advisory and consulting services to members of the Bass Family of Fort Worth, Texas, and Columbia Savings and Loan Association as Executive Vice President, where David A. Sachs was responsible for asset-liability management and running the investment management department. David A. Sachs serves as the Non-Executive Chairman of Terex Corporation and is on the Board of Trustees and the McCormick Advisory Council at Northwestern University. David A. Sachs holds a B.S. from Northwestern University in Industrial Engineering and Management Science.
Michael Schechter
Mr. Schechter is a Partner and Head of Credit Trading in the Ares Credit Group, where he oversees trading of all bank loans, high yield and related credit instruments in the U.S. and Europe. Mr. Schechter serves as a member of the Ares Credit Group’s U.S. Liquid Credit Investment Committee. Prior to joining Ares in 2019, Mr. Schechter was a Managing Director in leveraged loan trading at Morgan Stanley, where he focused on performing and stressed bank debt. Previously, Mr. Schechter was a Managing Director and Co-Head of Loan Trading at Citi, where he focused on performing and stressed bank debt and high yield bond trading. Additionally, Mr. Schechter was an Associate in Citi’s Leveraged Finance Group. Mr. Schechter holds a B.S, with honors, from Lehigh University in Business and Economics with a concentration in Finance.

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Kort Schnabel
Kort Schnabel is a Partner in the Ares Credit Group and serves as Co-Head for U.S. Direct Lending, serving on the U.S. Direct Lending Investment Committee. Additionally, Kort Schnabel serves as Co-President of ARCC. Kort Schnabel also serves on the Ares Sports, Media and Entertainment Investment Committee and acts as a co-lead for the strategy. Prior to joining Ares in 2001, Kort Schnabel was in the Corporate Development Group at Walker Digital Corporation, a business and technology research and development firm, where Kort Schnabel was responsible for corporate finance, merger and acquisition and strategic planning activities. Previously, Kort Schnabel was in the Corporate Finance Group at Morgan Stanley, where Kort Schnabel performed financial analyses for mergers and acquisitions, leveraged buyouts and equity/debt offerings. Kort Schnabel holds a B.A., cum laude, from the University of Pennsylvania in Economics.
Bryan Donohoe
Bryan Donohoe is a Partner and Co-Head of Ares U.S. Real Estate. Bryan Donohoe is also the Chief Executive Officer of Ares Commercial Real Estate Corporation. Additionally, Bryan Donohoe serves on the Ares Real Estate Global Investment Committee and the Ares Real Estate Debt Investment Committee. Prior to joining Ares in 2019, Bryan Donohoe was a Managing Director for Commercial Real Estate Debt in AllianceBernstein’s Real Estate Investment Group. Previously, Bryan Donohoe was a Senior Professional at Ranieri Real Estate Partners. In addition, Bryan Donohoe spent 10 years at Deutsche Bank, where Bryan Donohoe focused on originating, structuring and closing of first mortgage loans, B notes and mezzanine debt. Bryan Donohoe holds a B.A. from Middlebury College in Political Science.
Boris Okuliar
Boris Okuliar is a Partner, Portfolio Manager and Co-Head of Global Liquid Credit in the Ares Credit Group. Boris Okuliar serves as a member of the Ares Credit Group’s European Liquid Credit and European Direct Lending Investment Committees. Prior to joining Ares in 2016, Boris Okuliar was a Managing Director and Head of Capital Markets for Global Market Strategies at The Carlyle Group, where Boris Okuliar focused on sourcing credit investment opportunities from banks and sponsors, syndicating excess risk, and developing new business opportunities. Previously, Boris Okuliar was Head of Leveraged Capital Markets for UBS, where Boris Okuliar focused on the structuring and market execution of leveraged loans, bridge financing and high yield bond placements. In addition, Boris Okuliar was Head of High Yield Capital Markets and Syndicate at Barclays Capital in London. Boris Okuliar has also worked for Banc of America Securities in Syndicated Finance and High Yield Capital Markets in the U.S. and London. Boris Okuliar holds a B.S.B.A. from Georgetown University with a double major in Finance and International Business, and is a graduate of the Advanced Management Program at Harvard Business School.
Control Persons
A control person generally is a person who beneficially owns more than 25% of the voting securities of a company or has the power to exercise control over the management or policies of such company. To the knowledge of the Fund, as of March 31, 2024, no persons were deemed to control the Fund.
Administrative Services
Pursuant to the CAM Administration Agreement, CAM furnishes the Fund with office equipment and clerical, bookkeeping and record keeping services at the Fund’s office facilities. Under the CAM Administration Agreement, the Fund is obligated to reimburse CAM, at cost, based upon the Fund’s allocable portion of CAM’s overhead and other expenses (including travel expenses) incurred by CAM in performing its obligations under the CAM Administration Agreement, including the Fund’s allocable portion of the compensation of certain of its officers (including but not limited to the chief compliance officer, chief financial officer, chief accounting officer, general counsel, treasurer and assistant treasurer) and their respective staffs. The CAM Administration Agreement may be terminated by either party without penalty upon 60 days’ written notice to the other party. The total expenses incurred under the CAM Administration Agreement for the fiscal year ended December 31, 2023 were approximately $1.9 million.
Pursuant to the ALPS Administration Agreement, ALPS Fund Services performs, or administers the performance of, certain of the Fund’s required administrative services, which include, among other things,

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providing administrative assistance in accounting, legal, compliance, and operations, preparing the financial records that the Fund is required to maintain and preparing reports to the Fund’s Shareholders and reports filed with the SEC. In addition, ALPS Fund Services coordinates the preparation and filing of the Fund’s tax returns and generally coordinates the payment of the Fund’s expenses and the performance of administrative and professional services rendered to the Fund by others. The total expenses incurred under the ALPS Administration Agreement for the fiscal year ended December 31, 2023 were approximately $3.1 million.
Distribution Fee
Class U-2 Shares will pay to the Distributor a Distribution Fee that will accrue at an annual rate equal to 0.50% of the Fund’s average daily net assets attributable to Class U-2 Shares and is payable on a quarterly basis. See “Plan of Distribution.”
Indemnification
The Investment Advisory Agreement and Investment Sub-Advisory Agreement provide that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, the Advisers, their members and their respective officers, managers, partners, agents, employees, controlling persons, members and any other person or entity affiliated with any of them are entitled to indemnification from the Fund for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising out of or otherwise based upon the performance of any of the Advisers’ duties or obligations under the Investment Advisory Agreement and Investment Sub-Advisory Agreement or otherwise as an investment adviser or investment sub-adviser of the Fund.
Custodians, Distribution Paying Agent, Transfer Agent and Registrar
State Street Bank and Trust Company, which has its principal office at One Lincoln Street, Boston, MA, 02111, serves as custodian for the Fund.
SS&C GIDS, Inc. , which has its principal office at 333 W 11th Street, 5th Floor, Kansas City, MO 64105, serves as the Fund’s distribution paying agent, transfer agent and registrar.

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FUND EXPENSES
The Advisers bear all of their own costs incurred in providing investment advisory and sub-advisory services to the Fund. As described below, however, the Fund bears all other expenses incurred in the business and operation of the Fund, including amounts that the Fund reimburses to CAM and ALPS Fund Services for certain administrative services that CAM and ALPS Fund Services provide or arrange to be provided to the Fund.
Expenses borne directly by the Fund include:
•
corporate, organizational and offering costs relating to offerings of Shares and Preferred Shares;

•
the cost of calculating the NAV of Shares, including the cost of any third-party pricing or valuation services;

•
the cost of effecting sales and repurchases of Shares and other securities;

•
the Management Fee and Incentive Fee;

•
investment related expenses (e.g., expenses that, in the Advisers’ discretion, are related to the investment of the Fund’s assets, whether or not such investments are consummated), including, as applicable, brokerage commissions, borrowing charges on securities sold short, clearing and settlement charges, recordkeeping, interest expense, dividends on securities sold but not yet purchased, margin fees, investment related travel and lodging expenses and research-related expenses;

•
professional fees relating to investments, including expenses of consultants, investment bankers, attorneys, accountants and other experts;

•
fees and expenses relating to software tools, programs or other technology (including risk management software, fees to risk management services providers, third-party software licensing, implementation, data management and recovery services and custom development costs);

•
research and market data (including news and quotation equipment and services, and any computer hardware and connectivity hardware (e.g., telephone and fiber optic lines) incorporated into the cost of obtaining such research and market data);

•
all costs and charges for equipment or services used in communicating information regarding the Fund’s transactions among the Advisers and any custodian or other agent engaged by the Fund;

•
transfer agent and custodial fees;

•
Distributor costs;

•
fees and expenses associated with marketing efforts;

•
federal and any state registration or notification fees;

•
federal, state and local taxes;

•
fees and expenses of Trustees not also serving in an executive officer capacity for the Fund or the Advisers;

•
the costs of preparing, printing and mailing reports and other communications, including tender offer correspondence or similar materials, to Shareholders;

•
fidelity bond, Trustees and officers errors and omissions liability insurance and other insurance premiums;

•
direct costs such as printing, mailing, long distance telephone and staff;

•
overhead costs, including rent, office supplies, utilities and capital equipment;

•
legal expenses (including those expenses associated with preparing the Fund’s public filings, attending and preparing for Board meetings, as applicable, and generally serving as counsel to the Fund);

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•
external accounting expenses (including fees and disbursements and expenses related to the annual audit of the Fund and the preparation of the Fund’s tax information);

•
any costs and expenses associated with or related to due diligence performed with respect to the Fund’s offering of its shares, including but not limited to, costs associated with or related to due diligence activities performed by, on behalf of, or for the benefit of broker-dealers, registered investment advisers, and third-party due diligence providers;

•
costs associated with reporting and compliance obligations under the 1940 Act and applicable federal and state securities laws, including compliance with The Sarbanes-Oxley Act of 2002;

•
all other expenses incurred by the Fund, CAM and ALPS Fund Services in connection with administering the Fund’s business, including expenses incurred by CAM and ALPS Fund Services in performing administrative services for the Fund and administrative personnel paid by CAM and ALPS Fund Services, to the extent they are not controlling persons of CAM and ALPS Fund Services or any of their respective affiliates, subject to the limitations included in the Administration Agreements; and

•
any expenses incurred outside of the ordinary course of business, including, without limitation, costs incurred in connection with any claim, litigation, arbitration, mediation, government investigation or similar proceeding and indemnification expenses as provided for in the Fund’s organizational documents.

Further, Class U-2 Shares are subject to a quarterly shareholder servicing fee at an annual rate of up to 0.25% of the average daily net assets of the Fund attributable to Class U-2 Shares. In addition, Class U-2 Shares are subject to a 0.50% Distribution Fee.
If persons associated with the Advisers or any of their affiliates, including persons who are officers of the Fund, provide accounting, legal, clerical or administrative services to the Fund at the request of the Fund, the Fund will reimburse the Advisers and their affiliates for their costs in providing such accounting, legal, clerical or administrative services to the Fund (which costs may include an allocation of overhead including rent and the allocable portion of the salaries and benefits of the relevant persons and their respective staffs, including travel expenses), using a methodology for determining costs approved by the Board. The Fund is not restricted from hiring its own employees or contracting for services to be performed by third parties.
Except as otherwise described in this prospectus, the Advisers and ALPS Fund Services will be reimbursed by the Fund, as applicable, for any of the above expenses that they pay on behalf of the Fund, including administrative expenses they incur on the Fund’s behalf.
Expense Support and Conditional Reimbursement Agreement
The Adviser and the Fund have entered into the Expense Support and Conditional Reimbursement Agreement under which the Adviser may voluntarily determine to provide an Expense Payment to the Fund to the extent that it deems appropriate in order to ensure that the Fund bears an appropriate level of expenses. The Expense Support and Conditional Reimbursement Agreement will remain in effect at least until July 31, 2024, unless and until the Board approves its modification or termination. The Expense Support and Conditional Reimbursement Agreement may be renewed for additional one-year terms by the mutual agreement of the Adviser and the Fund. Prior to July 31, 2019, the Adviser had agreed contractually to reimburse the Fund’s initial organizational and offering costs, as well as the Fund’s operating expenses, to the extent that aggregate distributions made to the Fund’s shareholders during the applicable quarter exceeded the sum of (i) the Fund’s net investment Fund taxable income (including net short-term capital gains reduced by net long-term capital losses); (ii) the Fund’s net capital gains (including the excess of net long-term capital gains over net short-term capital losses); and (iii) dividends and other distributions paid to or otherwise earned by the Fund on account of investments in portfolio companies (to the extent such amounts listed in clause (iii) are not included under clauses (i) and (ii) above).
An Adviser Reimbursement will be made only if and to the extent that (i) it is payable not more than three years from the last business day of the calendar quarter in which the applicable Expense Payment was made by the Adviser; (ii) the Adviser Reimbursement does not cause Other Fund Operating Expenses (as

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defined herein) (on an annualized basis and net of any reimbursements received by the Fund during such fiscal year) during the applicable quarter to exceed the percentage of the Fund’s average net assets attributable to Class U-2 Shares represented by Other Fund Operating Expenses (on an annualized basis) during the quarter in which the applicable Expense Payment from the Adviser was made; and (iii) the distributions per share declared by the Fund for the applicable class at the time of the applicable Expense Payment are less than the effective rate of distributions per share for such class at the time the Adviser Reimbursement would be paid.
Other Fund Operating Expenses is defined as the Fund’s total Operating Expenses (as defined below), excluding the Management and Incentive fees, offering expenses, financing fees and costs, interest expense and extraordinary expenses. “Operating Expenses” means all operating costs and expenses incurred by the Fund, as determined in accordance with generally accepted accounting principles for investment companies.
Offering Costs
All offering costs of the Fund paid by the Adviser are subject to reimbursement pursuant to the Expense Support and Conditional Reimbursement Agreement.

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MANAGEMENT AND INCENTIVE FEES
Pursuant to the Investment Advisory Agreement, and in consideration of the advisory services provided by the Adviser to the Fund, the Adviser is entitled to a fee consisting of two components — the Management Fee and the Incentive Fee. Pursuant to the Investment Sub-Advisory Agreement, the Adviser pays the Sub-Adviser 40% of the Management Fee and Incentive Fee actually received and retained by the Adviser and not otherwise used to support expenses.
Management Fee
The Management Fee is calculated and payable monthly in arrears at the annual rate of 1.25% of the average daily value of the Fund’s Managed Assets. “Managed Assets” means the total assets of the Fund (including any assets attributable to any preferred shares that may be issued or to indebtedness) minus the Fund’s liabilities other than liabilities relating to indebtedness. The Management Fees incurred during the fiscal year ended December 31, 2023 was approximately $49.1 million.
Incentive Fee
The Incentive Fee is calculated and payable quarterly in arrears based upon “pre-incentive fee net investment income” attributable to each class of the Fund’s Shares for the immediately preceding fiscal quarter, and is subject to a hurdle rate, expressed as a rate of return based on each class’s average daily net asset value (calculated in accordance with GAAP), equal to 1.50% per quarter (or an annualized hurdle rate of 6.00%), subject to a “catch-up” feature. For this purpose, “pre-incentive fee net investment income” means interest income, dividend income and any other income accrued during the fiscal quarter, minus each class’s operating expenses for the quarter and the distribution and/or shareholder servicing fees (if any) applicable to each class accrued during the fiscal quarter. For such purposes, the Fund’s operating expenses will include the Management Fee, expenses reimbursed to CAM under the CAM Administration Agreement, by and between the Fund and CAM, and any interest expense and distributions paid on any issued and outstanding Preferred Shares, but will exclude the Incentive Fee.
Thus, the calculation of the Incentive Fee for each fiscal quarter is as follows:
•
No Incentive Fee is payable in any fiscal quarter in which the applicable pre-incentive fee net investment income attributable to the applicable share class does not exceed the quarterly hurdle rate of 1.50% of such class’s average daily net assets (calculated in accordance with GAAP), or 6.00% annualized;

•
100% of the pre-incentive fee net investment income attributable to the applicable share class, if any, that exceeds the hurdle rate but is less than or equal to 1.765% of such class’s average daily net asset value (calculated in accordance with GAAP) in any fiscal quarter (7.06% annualized) is payable to the Adviser; and

•
15% of the pre-incentive fee net investment income attributable to the applicable share class, if any, that exceeds 1.765% of such class’s average daily net assets (calculated in accordance with GAAP) in any fiscal quarter (7.06% annualized) is payable to the Adviser (i.e. once the hurdle rate is reached and the catch-up is achieved).

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The following is a graphical representation of the calculation of the Incentive Fee:
Quarterly Incentive Fee
Class’s pre-incentive fee net investment income
(expressed as a percentage of the Class’s average daily net asset value)
Percentage of each Class’s pre-incentive fee net investment income allocated to the Incentive Fee.
These calculations will be appropriately prorated for any period of less than three months. During the fiscal year ended December 31, 2023, all Share classes of the Fund incurred a total of approximately $48.0 million in incentive fees.
Approval of the Investment Advisory Agreement and Sub-Advisory Agreement
Approval of the Investment Advisory Agreement was made in accordance with, and on the basis of an evaluation satisfactory to the Board, as required by Section 15(c) of the 1940 Act and the applicable rules and regulations thereunder, including consideration of, among other factors, (i) the nature, quality and extent of the services provided by CAM under the Investment Advisory Agreement; (ii) the investment performance of the Fund, CAM; (iii) comparative information with respect to advisory fees and other expenses paid by other comparable investment companies; and (iv) information about the services performed by CAM and the personnel of CAM providing such services under the Investment Advisory Agreement.
Approval of the Investment Sub-Advisory Agreement was made in accordance with, and on the basis of an evaluation satisfactory to the Board, as required by Section 15(c) of the 1940 Act and the applicable rules and regulations thereunder, including consideration of, among other factors, (i) the nature, quality and extent of the services provided by Ares Capital under the Investment Sub-Advisory Agreement; (ii) the investment performance of the Fund, Ares Capital; (iii) comparative information with respect to advisory fees and other expenses paid by other comparable investment companies; and (iv) information about the services performed by Ares Capital and the personnel of Ares Capital providing such services under the Investment Sub-Advisory Agreement.
A discussion of the basis for the Board’s renewal of the Investment Advisory Agreement and Investment Sub-Advisory Agreement can be found in the Fund’s Semi-Annual Report dated June 30, 2023.

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DETERMINATION OF NET ASSET VALUE
The Board has designated the Adviser as the Fund’s valuation designee for purposes of Rule 2a-5 under the 1940 Act. NAV per Share will be determined daily by the Adviser on each day the NYSE is open for trading or at such other times as the Board may determine. NAV per Share is determined, on a class-specific basis, by dividing the total value of the Fund’s net assets attributable to the applicable class by the total number of Shares of such class outstanding. The Fund’s net assets are determined by subtracting any liabilities (including borrowings for investment purposes) from the total value of its portfolio investments and other assets. Each Class A Share will be offered at NAV plus the applicable sales load, while each Class C Share will be offered at NAV. The Fund’s net assets are available to holders of Preferred Shares (if any) and Shares. If any Preferred Shares are outstanding, net assets available for the Shareholders is determined by deducting from net assets the liquidation preference and any accrued dividends on the Preferred Shares.
Bank loans, including syndicated loans, are valued by using readily available market quotations or another commercially reasonable method selected by an independent, third party pricing service that has been approved by the Adviser, or, if such independent, third-party valuations are not available, by using broker quotations.
Corporate Bonds and CLOs, and certain other domestic debt securities, are valued at the last reported bid prices supplied by an independent, third party pricing service that has been approved by the Adviser. If the last reported bid price is not readily available or is otherwise deemed to be unreliable by the Adviser, then such securities are valued at fair value pursuant to procedures approved by the Board.
If they are traded on the valuation date, equity securities that are listed or traded on a national exchange will be valued at the last quoted sale price. Likewise, equity securities that are traded on NASDAQ will be valued at the NASDAQ official closing price if the securities are traded on the valuation date. If securities are listed on more than one exchange, and if the securities are traded on the valuation date, they will be valued at the last quoted sale price on the exchange on which the security is principally traded. If there is no sale of the security on the valuation date, the Adviser will value the securities at the last reported sale price, unless the Adviser believes such price no longer represents the fair market value and elects to value the security at fair value pursuant to procedures approved by the Board. If the validity of such quoted prices appears to be questionable or if such quoted prices are not readily available, then the securities will be valued at fair value pursuant to procedures approved by the Board. Market quotations may be deemed not to represent fair value in certain circumstances where the Adviser reasonably believes that facts and circumstances applicable to an issuer, seller or purchaser or to the market for a particular security cause current market quotations not to reflect the fair value of the security. Examples of these events could include situations in which material events are announced after the close of the market on which a security is primarily traded, a security trades infrequently causing a quoted purchase or sale price to become stale, or a security’s trading has been halted or suspended.
The value of swaps, including credit default swaps, total return swaps and interest rate swaps will be determined by obtaining at least one dealer quotation (including information from counterparties) or valuations from third-party pricing services. If no quotations or valuations are available, or if such quotations or valuations are believed to be unreliable, swaps will be fair valued pursuant to procedures approved by the Board.
Generally, trading in U.S. Government securities and money market instruments is substantially completed each day at various times prior to the close of business on the NYSE. The values of such securities used in computing the NAV of the Fund’s Shares are determined as of such times.

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CONFLICTS OF INTEREST
The Fund’s executive officers and trustees, and the employees of the Advisers, serve or may serve as officers, trustees or principals of entities that operate in the same or a related line of business as the Fund or of other Ares- or CION-advised funds (“Other Managed Funds”). As a result, they may have obligations to investors in those entities, the fulfillment of which might not be in the best interests of the Fund or its Shareholders. Moreover, notwithstanding the difference in principal investment objectives between the Fund and the Other Managed Funds, such other funds, including potential new pooled investment vehicles or managed accounts not yet established (whether managed or sponsored by affiliates or the Advisers), have, and may from time to time have, overlapping investment objectives with the Fund and, accordingly, invest in, whether principally or secondarily, asset classes similar to those targeted by the Fund. To the extent the Other Managed Funds have overlapping investment objectives, the scope of opportunities otherwise available to the Fund may be adversely affected and/or reduced. Additionally, certain employees of the Advisers and their management may face conflicts in their time management and commitments as well as in the allocation of investment opportunities to other Ares funds.
The results of the Fund’s investment activities may differ significantly from the results achieved by the Other Managed Funds. It is possible that one or more of such funds will achieve investment results that are substantially more or less favorable than the results achieved by the Fund. Moreover, it is possible that the Fund will sustain losses during periods in which one or more affiliates achieve significant profits on their trading for proprietary or other accounts. The opposite result is also possible. The investment activities of one or more Adviser affiliates for their proprietary accounts and accounts under their management may also limit the investment opportunities for the Fund in certain markets.
The Advisers may determine that the Fund should invest on a side-by-side basis with one or more Other Managed Funds. In certain circumstances, negotiated co-investments may be made only in accordance with the terms of the exemptive order Ares received from the SEC (the “Order”). Co-investments made under the Order are subject to compliance with the conditions and other requirements contained in the Order, which could limit the Fund’s ability to participate in a co-investment transaction.
In the event investment opportunities are allocated among the Fund and Other Managed Funds, the Fund may not be able to structure its investment portfolio in the manner desired. Although the Advisers endeavor to allocate investment opportunities in a fair and equitable manner, the Fund is not generally permitted to co-invest in any portfolio company in which a fund managed by Ares or any of its downstream affiliates (other than the Fund and its downstream affiliates) currently has an investment. However, the Fund may co-invest with funds managed by Ares or any of its downstream affiliates, subject to compliance with existing regulatory guidance, applicable regulations and its allocation procedures.
From time to time, the Fund and the Other Managed Funds may make investments at different levels of an issuer’s capital structure or otherwise in different classes of an issuer’s securities. Such investments may inherently give rise to conflicts of interest or perceived conflicts of interest between or among the various classes of securities that may be held by such entities.
The Advisers, their affiliates and their clients may pursue or enforce rights with respect to an issuer in which the Fund has invested, and those activities may have an adverse effect on the Fund. As a result, prices, availability, liquidity and terms of the Fund’s investments may be negatively impacted by the activities of the Advisers and their affiliates or their clients, and transactions for the Fund may be impaired or effected at prices or terms that may be less favorable than would otherwise have been the case.
The Advisers may enter into transactions and invest in securities, instruments and currencies on behalf of the Fund in which customers of its affiliates, to the extent permitted by applicable law, serve as the counterparty, principal or issuer. In such cases, such party’s interests in the transaction could be adverse to the interests of the Fund, and such party may have no incentive to assure that the Fund obtains the best possible prices or terms in connection with the transaction. In addition, the purchase, holding and sale of such investments by the Fund may enhance the profitability of the Advisers or their affiliates. One or more affiliates may also create, write or issue Derivatives for their customers, the underlying securities, currencies or instruments of which may be those in which the Fund invests or which may be based on the performance of the Fund. The Fund may, subject to applicable law, purchase investments that are the subject of an underwriting or other distribution by one or more Adviser affiliates and may also enter into transactions with other clients of an affiliate where such other clients have interests adverse to those of the Fund.

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The Fund will be required to establish business relationships with its counterparties based on the Fund’s own credit standing. Neither the Advisers nor any of their affiliates will have any obligation to allow its credit to be used in connection with the Fund’s establishment of its business relationships, nor is it expected that the Fund’s counterparties will rely on the credit of the Advisers or their affiliates in evaluating the Fund’s creditworthiness.
The Advisers are paid a fee based on a percentage of the Fund’s Managed Assets. The participation of the Advisers’ investment professionals in the valuation process could therefore result in a conflict of interest. The Advisers also may have a conflict of interest in deciding whether to cause the Fund to incur leverage or to invest in more speculative investments or financial instruments, thereby potentially increasing the assets or the yield of the Fund and, accordingly, the Management Fees or Incentive Fees received by the Advisers. Certain other Ares-advised funds pay the Advisers or their affiliates performance-based compensation, which could create an incentive for the Advisers or affiliate to favor such investment fund or account over the Fund.
By reason of the various activities of the Advisers and their affiliates, the Advisers and such affiliates may acquire confidential or material non-public information or otherwise be restricted from purchasing certain potential Fund investments that otherwise might have been purchased or be restricted from selling certain Fund investments that might otherwise have been sold at the time.
The Advisers have adopted policies and procedures designed to prevent conflicts of interest from influencing proxy voting decisions made on behalf of advisory clients, including the Fund, and to help ensure that such decisions are made in accordance with its fiduciary obligations to clients. Nevertheless, notwithstanding such proxy voting policies and procedures, actual proxy voting decisions may have the effect of favoring the interests of other clients, provided that the Advisers believe such voting decisions to be in accordance with its fiduciary obligations.

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SHARE REPURCHASE PROGRAM
The Fund does not currently intend to list its Shares on any securities exchange and does not expect any secondary market for them to develop in the foreseeable future. Therefore, Shareholders should expect that they will be unable to sell their Shares for an indefinite time or at a desired price. No Shareholder will have the right to require the Fund to repurchase such Shareholder’s Shares or any portion thereof. Shareholders may not transfer their investment from the Fund to any other registered investment company. Because no public market exists for the Shares, and none is expected to develop in the foreseeable future, Shareholders will not be able to liquidate their investment, other than through the Fund’s share repurchase program, or, in limited circumstances, as a result of transfers of Shares to other investors.
To provide Shareholders with limited liquidity, the Fund is operated as an “interval fund” and intends to conduct quarterly offers to repurchase between 5% and 25% of its outstanding Shares at NAV, pursuant to Rule 23c-3 under the 1940 Act, unless such offer is suspended or postponed in accordance with regulatory requirements (as discussed below). In connection with any given repurchase offer, it is expected the Fund will offer to repurchase only the minimum amount of 5% of its outstanding Shares. Additionally, in connection with the Fund’s issuance of the MRP Shares, if a quarterly repurchase of Shares would cause the Fund to be below certain asset coverage limits or if the Fund fails to satisfy certain other requirements, such quarterly repurchase offer of Shares shall not exceed 5% of the outstanding Shares. See “Description of Capital Structure — Shares of Beneficial Interest — MRP Shares” for additional information.
Quarterly repurchases occur in the months of March, June, September and December. The offer to purchase Shares is a fundamental policy that may not be changed without the vote of the holders of a majority of the Fund’s outstanding voting securities (as defined in the 1940 Act). The Repurchase Offer Notice is sent to Shareholders at least 21 calendar days before the Repurchase Request Deadline. The Fund expects to determine the NAV applicable to repurchases on the Repurchase Request Deadline. However, the NAV will be calculated no later than the Repurchase Pricing Date. The Fund expects to distribute payment to Shareholders between one and three business days after the Repurchase Pricing Date and will distribute such payment no later than seven calendar days after such Date. The Fund’s Shares are not listed on any securities exchange, and the Fund anticipates that no secondary market will develop for its Shares. Accordingly, you may not be able to sell Shares when and/or in the amount that you desire. Thus, the Shares are appropriate only as a long-term investment. In addition, the Fund’s repurchase offers may subject the Fund and Shareholders to special risks.
Determination of Repurchase Offer Amount
The Board, or a committee thereof, in its sole discretion, will determine the number of Shares that the Fund will offer to repurchase (the “Repurchase Offer Amount”) for a given Repurchase Request Deadline. The Repurchase Offer Amount, however, will be no less than 5% and no more than 25% of the total number of Shares outstanding on the Repurchase Request Deadline.
If Shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund will repurchase the Shares on a pro rata basis. However, the Fund may accept all Shares tendered for repurchase by Shareholders who own less than one hundred Shares and who tender all of their Shares, before prorating other amounts tendered.
Notice to Shareholders
No less than 21 days and more than 42 days before each Repurchase Request Deadline, the Fund shall send to each Shareholder of record and to each beneficial owner of the Shares that are the subject of the repurchase offer a notification (“Shareholder Notification”). The Shareholder Notification will contain information Shareholders should consider in deciding whether to tender their Shares for repurchase. The Shareholder Notification also will include detailed instructions on how to tender Shares for repurchase, state the Repurchase Offer Amount and identify the dates of the Repurchase Request Deadline, the scheduled Repurchase Pricing Date, and the date the repurchase proceeds are scheduled for payment (the “Repurchase Payment Deadline”). The Shareholder Notification also will set forth the NAV that has been computed no more than seven days before the date of notification, and how Shareholders may ascertain the NAV after the notification date.

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Repurchase Price
The repurchase price of the Shares will be the NAV of the Share class as of the close of regular trading on the NYSE on the Repurchase Pricing Date. You may call 888-729-4266 to learn the NAV. The Shareholder Notification also will provide information concerning the NAV, such as the NAV as of a recent date or a sampling of recent NAVs, and a toll-free number for information regarding the repurchase offer.
Repurchase Amounts and Payment of Proceeds
Shares tendered for repurchase by Shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate Repurchase Offer Amount established for that Repurchase Request Deadline. Payment pursuant to the repurchase offer will be made by check to the Shareholder’s address of record, or credited directly to a predetermined bank account on the Purchase Payment Date, which will be no more than seven days after the Repurchase Pricing Date. The Board may establish other policies for repurchases of shares that are consistent with the 1940 Act, regulations thereunder and other pertinent laws.
If Shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund may, but is not required to, repurchase an additional amount of Shares not to exceed 2.00% of the outstanding Shares of the Fund on the Repurchase Request Deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if Shareholders tender shares in an amount exceeding the Repurchase Offer Amount plus 2.00% of the outstanding Shares on the Repurchase Request Deadline, the Fund will repurchase the Shares on a pro rata basis. However, the Fund may accept all Shares tendered for repurchase by Shareholders who own less than one hundred Shares and who tender all of their Shares, before prorating other amounts tendered.
With respect to any required minimum distributions from an IRA or other qualified retirement plan, it is the obligation of the Shareholder to determine the amount of any such required minimum distribution and to otherwise satisfy the required minimum. In the event that Shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund will repurchase the shares on a pro rata basis, which may result in the Fund not honoring the full amount of a required minimum distribution requested by a Shareholder.

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DESCRIPTION OF CAPITAL STRUCTURE
The following description is based on relevant portions of the Delaware Statutory Trust Act, as amended, and on the Declaration of Trust and bylaws. This summary is not intended to be complete. Please refer to the Delaware Statutory Trust Act, as amended, and the Declaration of Trust and bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part, for a more detailed description of the provisions summarized below.
Shares of Beneficial Interest
The Declaration of Trust authorizes the Fund’s issuance of an unlimited number of common shares of beneficial interest of each class, par value $0.001 per share. There is currently no market for Shares and the Fund does not expect that a market for Shares will develop in the foreseeable future. Pursuant to the Declaration of Trust and as permitted by Delaware law, Shareholders are entitled to the same limitation of personal liability extended to stockholders of private corporations organized for profit under the General Corporation Law of the State of Delaware, as amended (the “DGCL”), and therefore generally will not be personally liable for the Fund’s debts or obligations.
Shares
Under the terms of the Declaration of Trust, all Shares, when consideration for Shares is received by the Fund, will be fully paid and nonassessable. Distributions may be paid to Shareholders if, as and when authorized and declared by the Board. Shares will have no preference, preemptive, appraisal, conversion or redemption rights, and will be freely transferable, except where their transfer is restricted by law or contract. The Declaration of Trust provides that the Board shall have the power to repurchase or redeem Shares and provide Shareholders with the right to exchange Shares of any class for Shares of one or more other classes in the manner and on the terms described herein. In the event of the Fund’s dissolution, after the Fund pays or adequately provides for the payment of all claims and obligations of the Fund, and upon the receipt of such releases, indemnities and refunding agreements deemed necessary by the Board, each Share will be entitled to receive, according to its respective rights, a pro rata portion of the Fund’s assets available for distribution for the applicable class, subject to any preferential rights of holders of the Fund’s outstanding Preferred Shares, if any. Each whole Share will be entitled to one vote as to any matter on which it is entitled to vote and each fractional Share will be entitled to a proportionate fractional vote. However, to the extent required by the 1940 Act or otherwise determined by the Board, classes of the Fund will vote separately from each other. Shareholders shall be entitled to vote on all matters on which a vote of Shareholders is required by the 1940 Act, the Declaration of Trust or a resolution of the Board. There will be no cumulative voting in the election or removal of Trustees. Under the Declaration of Trust, the Fund is not required to hold annual meetings of Shareholders. The Fund only expects to hold Shareholder meetings to the extent required by the 1940 Act or pursuant to special meetings called by the Board or a majority of Shareholders.
Preferred Shares and Other Securities
The Declaration of Trust provides that the Board may, subject to the Fund’s investment policies and restrictions and the requirements of the 1940 Act, authorize and cause the Fund to issue securities of the Fund other than Shares (including Preferred Shares, debt securities or other senior securities), by action of the Board without the approval of Shareholders. The Board may determine the terms, rights, preferences, privileges, limitations and restrictions of such securities as the Board sees fit.
Preferred Shares could be issued with rights and preferences that would adversely affect Shareholders. Preferred Shares could also be used as an anti-takeover device. Every issuance of Preferred Shares will be required to comply with the requirements of the 1940 Act. The 1940 Act requires, among other things, that (i) immediately after issuance of Preferred Shares and before any distribution is made with respect to the Shares and before any purchase of Shares is made, the aggregate involuntary liquidation preference of such Preferred Shares together with the aggregate involuntary liquidation preference or aggregate value of all other senior securities must not exceed an amount equal to 50% of the Fund’s total assets after deducting the amount of such distribution or purchase price, as the case may be; and (ii) the holders of Preferred Shares, if any are issued, must be entitled as a class to elect two Trustees at all times and to elect a majority of the Trustees if distributions on such Preferred Shares are in arrears by two years or more. Certain matters under the 1940 Act require the separate vote of the holders of any issued and outstanding Preferred Shares.

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MRP Shares
On July 30, 2021, the Fund issued 2,400,000 Series A Mandatory Redeemable Preferred Shares (“Series A MRP Shares”). On September 30, 2021, the Fund issued 3,600,000 Series B Mandatory Redeemable Preferred Shares (“Series B MRP Shares”) and 6,000,000 Series C Mandatory Redeemable Preferred Shares (“Series C MRP Shares”). On January 6, 2022, the Fund issued 2,200,000 Series D Mandatory Redeemable Preferred Shares (“Series D MRP Shares”) and 2,600,000 Series E Mandatory Redeemable Preferred Shares (“Series E MRP Shares”). On June 1, 2023, the Fund issued 3,400,000 Series F Mandatory Redeemable Preferred Shares (“Series F MRP Shares”) and 2,600,000 Series G Mandatory Redeemable Preferred Shares (“Series G MRP Shares”). Certain rights, terms and conditions of the Fund’s MRP Shares are summarized below:
Priority.   Each holder of MRP Shares is entitled to a liquidation preference of $25.00 per share (the “Liquidation Value”), plus additional amounts described under “Liquidation” below. With respect to distributions, including the payment of dividends and distribution of the Fund’s assets upon dissolution, liquidation or winding up, the MRP Shares are senior to all other classes and series of common shares of beneficial interest and rank on parity with any other Preferred Shares. Holders of the MRP Shares will not, however, participate in any appreciation in the value of the Fund. The consent of the holders of the outstanding Preferred Shares is not required to authorize or issue any class or series of Preferred Shares ranking on parity with the MRP Shares.
Dividends.   The holders of MRP Shares are entitled to receive quarterly cumulative cash dividends, when, as and if authorized by the Board and declared by the Fund, out of funds legally available therefor, at the rate per annum equal to the Applicable Rate, as defined below, with certain adjustments for changes in a series’ rating, and no more, of the Liquidation Value, payable quarterly, beginning on the initial dividend payment date of November 1, 2021 for the Series A MRP Shares, February 1, 2022 for the Series B MRP Shares and Series C MRP Shares, April 7, 2022 for the Series D MRP Shares and Series E MRP Shares, and June 1, 2023 for the Series F MRP Shares and Series G MRP Shares. For Series A MRP Shares, Series B MRP Shares and Series C MRP Shares, dividends will then be payable on the first business day of the month next following each of the following dates: 31st day of each January, the 30th day of each April, the 31st day of each July and the 31st day of each October. For Series D MRP Shares and Series E MRP Shares, dividends will then be payable on the first business day of the month next following each of the following dates: 6th day of each January, the 6th day of each April, the 6th day of each July and the 6th day of each October. For Series F MRP Shares and Series G MRP Shares, dividends will then be payable on the first business day of the month next following each of the following dates: 6th day of each January, the 6th day of each April, the 6th day of each July and the 6th day of each October. Dividends on MRP Shares accumulate from and including the original issue date.
Each dividend on MRP Shares will be paid on the dividend payment date therefor to the holders as their names appear on the share ledger or share records of the Fund at the close of business on the fifth day prior to the quarterly dividend date (or if such day is not a business day, the next preceding business day). Dividends in arrears for any past dividend period may be declared and paid at any time, without reference to any regular dividend payment date, to the holders as their names appear on the share ledger or share records of the Fund at the close of business on a date, not exceeding five days preceding the payment date thereof, as may be fixed by the Board. No interest will be payable in respect of any dividend payment or payments which may be in arrears; provided, however, that the dividend rate may be increased in such circumstances.
So long the rating of each series of the MRP Shares remains the same, the dividend rate on the MRP Shares will be 2.68% for Series A MRP Shares, 2.68% for Series B MRP Shares, 3.07% for Series C MRP Shares, 2.96% for Series D MRP Shares, 3.48% for Series E MRP Shares, 7.16% for Series F MRP Shares and 7.23% for Series G MRP Shares (collectively, the “Applicable Rate”).
Voting.   Except for matters which do not require the vote of holders of MRP Shares under the 1940 Act and except as otherwise provided in the Declaration of Trust or bylaws, or as otherwise required by applicable law, each holder of MRP Shares shall be entitled to one vote for each MRP Share held on each matter submitted to a vote of shareholders of the Fund, and holders of outstanding Preferred Shares and Shares shall vote together as a single class on all matters submitted to shareholders; provided, however, that the holders of outstanding Preferred Shares shall be entitled, as a class, to the exclusion of the holders of

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shares of all other classes of beneficial interests of the Fund, to elect two Trustees of the Fund at all times. In addition, the holders of the outstanding Preferred Shares and Shares, voting together as a single class, shall elect the balance of the Trustees; however, the number of Trustees constituting the Board shall automatically increase by the smallest number that, when added to the two Trustees elected exclusively by the holders of outstanding Preferred Shares would constitute a majority of the Board as so increased by such smallest number, and the holders of Preferred Shares shall be entitled, voting as a class on a one vote per share basis (to the exclusion of the holders of all other securities and classes of shares of the Fund), to elect such smallest number of additional Trustees, together with the two Trustees that such holders are in any event entitled to elect if: (i) at the close of business on any dividend payment date accumulated dividends (whether or not earned or declared) on Preferred Shares equal to at least two full years’ dividends shall be due and unpaid; or (ii) if at any time holders of any shares of Preferred Shares are entitled under the 1940 Act, to elect a majority of the Trustees of the Fund.
Notwithstanding the foregoing, the affirmative vote of the holders of a majority of the outstanding Preferred Shares, voting as a separate class, and a majority of the MRP Shares, voting as a separate class, both determined with reference to a “majority of outstanding voting securities” as that term is defined in Section 2(a)(42) of the 1940 Act, shall be required to create, authorize or issue shares of any class or series of beneficial interests ranking senior to the Preferred Shares with respect to the payment of dividends or the distribution of assets, or any securities convertible into, or warrants, options or similar rights to purchase, acquire or receive, such shares of beneficial interests ranking senior to the Preferred Shares or reclassify any authorized shares of beneficial interests of the Fund into any shares ranking senior to the Preferred Shares. In addition, the affirmative vote of the holders of a majority of the outstanding Preferred Shares determined with reference to a “majority of outstanding voting securities” as that term is defined in Section 2(a)(42) of the 1940 Act, voting as a separate class, shall be required to (i) amend, alter or repeal (including by merger, consolidation or otherwise) any of the preferences, rights or powers of such class of Preferred Shares so as to adversely affect such preferences, rights or powers and will not amend any provision of the Declaration of Trust or bylaws in a manner which would restrict or limit the ability of the Fund to comply with the terms and provisions of the Securities Purchase Agreement; (ii) amend, alter or repeal (including by merger, consolidation or otherwise) any of the provisions of the Declaration of Trust or bylaws if such amendment, alteration or repeal would adversely affect any privilege, preference, right or power of the MRP Shares or the holders thereof; and (iii) approve any plan of reorganization (as such term is used in the 1940 Act) adversely affecting such shares or any action requiring a vote of security holders of the Fund under Section 13(a) of the 1940 Act.
Redemption.   The outstanding shares of MRP Shares are subject to redemption at any time by notice of such redemption on a date selected by the Fund for such redemption (the “Redemption Date”). If the Fund elects to cause the redemption of the MRP Shares, each MRP Share will be redeemed for a price equal to 100% of such share’s Liquidation Value, plus an amount equal to accumulated but unpaid dividends and other distributions on the MRP Shares (whether or not earned or declared by the Fund, but excluding interest thereon), to, but excluding, the Redemption Date, plus the amount equal to the excess, if any, of the discounted value of the remaining scheduled payments with respect to the Liquidation Value of such MRP Share over the amount of such Liquidation Value; provided, however, the Fund may, at its option (i) redeem the Series A MRP Shares within 90 days prior to July 30, 2026 (the “Series A Term Redemption Date”), (ii) redeem the Series B MRP Shares within 90 days prior to September 30, 2026 (the “Series B Term Redemption Date”), (iii) redeem the Series C MRP Shares within 90 days prior to September 30, 2026 (the “Series C Term Redemption Date”), (iv) redeem the Series D MRP Shares within 90 days prior to January 6, 2027 (the “Series D Term Redemption Date”), (v) redeem the Series E MRP Shares within 90 days prior to January 6, 2032 (the “Series E Term Redemption Date”), (vi) redeem the Series F MRP Shares within 90 days prior to June 1, 2026 (the “Series F Term Redemption Date”) and (vii) redeem the Series G MRP Shares within 90 days prior to June 1, 2028 (the “Series G Term Redemption Date” and collectively with Series A Term Redemption Date, Series B Term Redemption Date, Series C Term Redemption Date, Series D Term Redemption Date, Series E Term Redemption Date and Series F Term Redemption Date, the “Term Redemption Dates”), each at the Liquidation Value plus accumulated but unpaid dividends and distributions thereon (whether or not earned or declared by the Fund, but excluding interest thereon) to, but excluding the Redemption Date.
If the asset coverage, as determined in accordance with Section 18(h) of the 1940 Act, is less than or equal to 235% for any five business days within a ten business day period, determined on the basis of values

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calculated as of a time within 48 hours (not including Sundays or holidays) next preceding the time of such determination within the ten business day period, the Fund, upon not less than 12 days’ nor more than 40 days’ notice, may redeem the MRP Shares at the Liquidation Value plus accumulated but unpaid dividends and distributions thereon (whether or not earned or declared by the Fund, but excluding interest thereon) to, but excluding, the date fixed for redemption, plus a redemption amount equal to 2% of the Liquidation Value; the amount of MRP Shares that may be redeemed under this provision shall not exceed an amount of MRP Shares which results in asset coverage of more than 250% pro forma for such redemption, determined on the basis of values calculated as of a time within 48 hours (not including Sundays or holidays) next preceding the time of such determination.
If the Fund fails to maintain asset coverage of at least 225%, determined on the basis of values calculated as of a time within 48 hours (not including Sundays or holidays) next preceding the time of such determination, the Fund shall redeem the number of MRP Shares provided below at the Liquidation Value plus an amount equal to accumulated but unpaid dividends and distributions thereon (whether or not earned or declared by the Fund, but excluding interest thereon) to, but excluding, the date fixed for redemption, plus a redemption amount equal to 1% of the Liquidation Value. The number of MRP Shares to be redeemed upon the Fund’s failure to maintain asset coverage of 225% on any valuation date will be equal to the product of (1) the quotient of the number of MRP Shares divided by the aggregate number of outstanding Preferred Shares which have an asset coverage test greater than or equal to 225% and (2) the minimum number of outstanding shares of Preferred Shares the redemption of which would result in the Fund having asset coverage of 225% as of a date that is no more than 30 days after the date the Fund failed to maintain asset coverage of 225% (provided that, if there is no such number of MRP Shares the redemption of which would have such result, the Fund shall redeem all MRP Shares then outstanding). The Fund shall effect any such redemption no later than 40 calendar days after the date the Fund failed to maintain asset coverage of 225%, except for in certain circumstances. Notwithstanding the foregoing, if the Fund satisfies asset coverage of at least 225% as of a date that is no more than 30 days after the date the Fund failed to maintain asset coverage of 225% before taking into account any redemptions of Preferred Shares, the Fund shall not be obligated to redeem any shares of Preferred Shares under this provision.
The Fund shall redeem all outstanding Series A MRP Shares, Series B MRP Shares, Series C MRP Shares, Series D MRP Shares, Series E MRP Shares, Series F MRP Shares and Series G MRP Shares on the respective Term Redemption Dates at the Liquidation Value plus an amount equal to accumulated but unpaid dividends and distributions thereon (whether or not earned or declared by the Fund, but excluding interest thereon), to, but excluding, the respective Term Redemption Dates.
Subject to certain conditions, no MRP Shares may be redeemed unless all dividends in arrears on the MRP Shares and all shares of beneficial interests of the Fund ranking on a parity with the MRP Shares with respect to payment of dividends or upon liquidation have been or are being contemporaneously paid or set apart for payment; provided, however, that the foregoing shall not prevent the purchase or acquisition by the Fund of all MRP Shares pursuant to the successful completion of an otherwise lawful purchase, tender or exchange offer made on the same terms to, and accepted by, Holders of all MRP Shares.
Liquidation.   Upon the dissolution, liquidation or winding up of the affairs of the Fund, whether voluntary or involuntary, the holders of MRP Shares then outstanding, together with holders of shares of any Preferred Shares ranking on a parity with the MRP Shares upon dissolution, liquidation or winding up, shall be entitled to receive and to be paid out of the assets of the Fund (or the proceeds thereof) available for distribution to its shareholders after satisfaction of claims of creditors of the Fund, but before any distribution or payment shall be made in respect of the Shares, an amount equal to the liquidation preference with respect to such shares. The liquidation preference for MRP Shares shall be $25.00 per share, plus an amount equal to all accumulated and unpaid dividends thereon (whether or not earned or declared but without interest) to the date payment of such distribution is made in full. No redemption premium shall be paid upon any liquidation even if such redemption premium would be paid upon optional or mandatory redemption of the relevant shares. If, upon any liquidation, dissolution or winding up of the affairs of the Fund, whether voluntary or involuntary, the assets of the Fund available for distribution among the holders of all outstanding shares of Preferred Shares shall be insufficient to permit the payment in full to holders of the amounts to which they are entitled, then the available assets shall be distributed among the holders of all outstanding shares of Preferred Shares ratably in any distribution of assets according to the respective amounts which would be payable on all the shares if all amounts thereon were paid in full.

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Upon the dissolution, liquidation or winding up of the affairs of the Fund, whether voluntary or involuntary, until payment in full is made to the holders of MRP Shares of the liquidation distribution to which they are entitled, (1) no dividend or other distribution shall be made to Shareholders or any other class or series of shares of beneficial interests of the Fund ranking junior to MRP Shares upon dissolution, liquidation or winding up and (2) no purchase, redemption or other acquisition for any consideration by the Fund shall be made in respect of the Shares or any other class of shares of beneficial interests of the Fund ranking junior to MRP Shares upon dissolution, liquidation or winding up. A consolidation, reorganization or merger of the Fund with or into any company, trust or other legal entity, or a sale, lease or exchange of all or substantially all of the assets of the Fund in consideration for the issuance of equity securities of another company, trust of other legal entity shall not be deemed to be a liquidation, dissolution or winding up, whether voluntary or involuntary, for the purposes of these provisions.
Conversion.   The MRP Shares are not convertible into any other class or series of shares.
Transfer restrictions.   The MRP Shares are “restricted securities” for purposes of the 1933 Act. Accordingly, the MRP Shares may not be offered, sold, transferred or delivered, directly or indirectly, unless (i) such shares are registered under the 1933 Act and any other applicable state securities laws, or (ii) an exemption from registration under the 1933 Act and any other applicable state securities laws is available.
Other Matters.   For so long as the MRP Shares are outstanding, the Fund will not declare, pay or set apart for payment any dividend or other distribution (other than a dividend or distribution paid in shares of, or options, warrants or rights to subscribe for or purchase, Shares or other shares of beneficial interests, if any, ranking junior to the MRP Shares as to dividends or upon liquidation) with respect to Shares or any other shares of the Fund ranking junior to or on a parity with the MRP Shares as to dividends or upon liquidation, or call for redemption, redeem, purchase or otherwise acquire for consideration any Shares or any other such junior shares (except by conversion into or exchange for shares of the Fund ranking junior to the MRP Shares as to dividends and upon liquidation) or any such parity shares (except by conversion into or exchange for shares of the Fund ranking junior to or on a parity with the MRP Shares as to dividends and upon liquidation), unless (1) immediately after such transaction asset coverage of 225% would be achieved, (2) full cumulative dividends on the MRP Shares due on or prior to the date of the transaction have been declared and paid, and (3) the Fund has redeemed the full number of MRP Shares required to be redeemed by any provision for mandatory redemption ((1), (2) and (3) are together the “Requirements”). Notwithstanding the foregoing, the Fund shall not, at any time, be prohibited or otherwise restricted in its ability to call for redemption, redeem, purchase or otherwise acquire for consideration its Shares pursuant to its fundamental policy to make quarterly repurchase offers pursuant to Rule 23c-3 of the 1940 Act for between 5% and 25% of the Shares outstanding at net asset value (the “Repurchase Policy”); provided, however, if (i) a quarterly repurchase of Shares pursuant to the Repurchase Policy and/or Rule 23c-3 of the 1940 Act would cause the Fund to be below asset coverage of 225% or (ii) the Fund has failed to satisfy (and continues to fail to satisfy) the Requirements and the Fund is required to make a quarterly repurchase offer of Shares pursuant to the Repurchase Policy and/or Rule 23c-3 of the 1940 Act before the Requirements are satisfied, such quarterly repurchase offer of Shares shall not exceed 5% of the Shares outstanding, at a price equal to the Fund’s net asset value (as may be determined in accordance with its valuation policies and procedures) as of the “repurchase pricing date,” as such term is defined in Rule 23c-3 and as set forth in the applicable repurchase offer documents. Subject to the certain conditions, the Board may, in the future, authorize the issuance of additional Preferred Shares with the same preferences, rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption and other terms applicable to the MRP Shares, except that the initial dividend period, the applicable rate for the initial dividend period and the initial dividend payment date shall be as set forth in the Supplement to the Declaration of Trust relating to such additional Preferred Shares.

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Outstanding Securities
The following table shows, for each class of authorized securities of the Fund, the amount of (i) shares authorized and (ii) shares outstanding, each as of April 1, 2024:
Class	(1) Amount Authorized	(2) Amount Held by the Fund for its Account	(3) Amount Outstanding Exclusive of Amount Shown Under (2)
Common Shares	Unlimited	0	140,236,002.03
Series A Mandatory Redeemable Preferred Shares	2,400,000	0	2,400,000
Series B Mandatory Redeemable Preferred Shares	3,600,000	0	3,600,000
Series C Mandatory Redeemable Preferred Shares	6,000,000	0	6,000,000
Series D Mandatory Redeemable Preferred Shares	2,200,000	0	2,200,000
Series E Mandatory Redeemable Preferred Shares	2,600,000	0	2,600,000
Series F Mandatory Redeemable Preferred Shares	3,400,000	0	3,400,000
Series G Mandatory Redeemable Preferred Shares	2,600,000	0	2,600,000
Series H Mandatory Redeemable Preferred Shares*	4,000,000	0	0
Series I Mandatory Redeemable Preferred Shares*	2,000,000	0	0
Series J Mandatory Redeemable Preferred Shares*	2,000,000	0	0

*
On March 22, 2024, the Fund entered into an agreement with certain institutional accredited investors to issue and sell, in an offering exempt from registration under the 1933 Act, (i) 4,000,000 Series H Mandatory Redeemable Preferred Shares, liquidation preference $25.00 per share (“Series H MRP Shares”); (ii) 2,000,000 Series I Mandatory Redeemable Preferred Shares, liquidation preference $25.00 per share (“Series I MRP Shares”); and (iii) 2,000,000 Series J Mandatory Redeemable Preferred Shares, liquidation preference $25.00 per share (“Series J MRP Shares”), with total anticipated gross proceeds to the Fund of $200 million. The sale and purchase of the Series H MRP Shares, the Series I MRP Shares and the Series J MRP Shares will occur at two closings currently expected to be held in June 2024 (with respect to the Series H and Series I MRP Shares) and July 2024 (with respect to the Series J MRP Shares), respectively, in each case subject to the satisfaction of customary closing conditions.

Limitation on Liability of Trustees and Officers; Indemnification and Advance of Expenses
Pursuant to the Declaration of Trust, Trustees and officers of the Fund will not be subject in such capacity to any personal liability to the Fund or Shareholders, unless the liability arises from bad faith, willful misfeasance, gross negligence or reckless disregard for the Trustee’s or officer’s duty.
Except as otherwise provided in the Declaration of Trust, the Fund will indemnify and hold harmless any current or former Trustee or officer of the Fund against any liabilities and expenses (including reasonable attorneys’ fees relating to the defense or disposition of any action, suit or proceeding with which such person is involved or threatened), while and with respect to acting in the capacity of a Trustee or officer of the Fund, except with respect to matters in which such person did not act in good faith in the reasonable belief that his or her action was in the best interest of the Fund, or in the case of a criminal proceeding, matters for which such person had reasonable cause to believe that his or her conduct was unlawful. In accordance with the 1940 Act, the Fund will not indemnify any Trustee or officer for any liability to which such person would be subject by reason of his or her willful misfeasance, bad faith, gross negligence or reckless disregard of the duties of his or her position. The Fund will provide indemnification to Trustees and officers prior to a final determination regarding entitlement to indemnification as described in the Declaration of Trust.
The Fund has entered into the Investment Advisory Agreement with CAM and the Investment Sub-Advisory Agreement with Ares Capital. The Investment Advisory Agreement and the Investment Sub-Advisory Agreement provide that, in the absence of willful misfeasance, bad faith, gross negligence or

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reckless disregard for its obligations and duties thereunder, the Advisers are not liable for any error of judgment or mistake of law or for any loss the Fund suffers.
Pursuant to the Declaration of Trust, the Fund will advance the expenses of defending any action for which indemnification is sought if the Fund receives a written undertaking by the indemnitee which provides that the indemnitee will reimburse the Fund unless it is subsequently determined that the indemnitee is entitled to such indemnification.
Number of Trustees; Appointment of Trustees; Vacancies; Removal
The Declaration of Trust provides that the number of Trustees shall be no less than one and no more than 15, as determined in writing by a majority of the Trustees then in office. As set forth in the Declaration of Trust, a Trustee’s term of office shall continue until his or her death, resignation or removal. Subject to the provisions of the 1940 Act, individuals may be appointed by the Trustees at any time to fill vacancies on the Board by the appointment of such persons by a majority of the Trustees then in office. Each Trustee shall hold office until his or her successor shall have been appointed pursuant to the Declaration of Trust. To the extent that the 1940 Act requires that Trustees be elected by Shareholders, any such Trustees will be elected by a plurality of all Shares voted at a meeting of Shareholders at which a quorum is present.
The Declaration of Trust provides that any Trustee may be removed (provided that after the removal the aggregate number of Trustees is not less than the minimum required by the Declaration of Trust) (i) with cause, by at least two-thirds (66 2∕3%) of the remaining Trustees; or (ii) without cause, by all of the remaining Trustees.
Action by Shareholders
The Declaration of Trust provides that Shareholder action can be taken only at a meeting of Shareholders or by unanimous written consent in lieu of a meeting. Subject to the 1940 Act, the Declaration of Trust or a resolution of the Board specifying a greater or lesser vote requirement, the affirmative vote of a majority of Shares present in person or represented by proxy at a meeting and entitled to vote on the subject matter shall be the act of the Shareholders with respect to any matter submitted to a vote of the Shareholders.
Amendment of Declaration of Trust and Bylaws
Subject to the provisions of the 1940 Act, pursuant to the Declaration of Trust, the Board may amend the Declaration of Trust without any vote of Shareholders. Pursuant to the Declaration of Trust and bylaws, the Board has the exclusive power to amend or repeal the bylaws or adopt new bylaws at any time.
No Appraisal Rights
In certain extraordinary transactions, some jurisdictions provide the right to dissenting Shareholders to demand and receive the fair value of their Shares, subject to certain procedures and requirements set forth in such statute. Those rights are commonly referred to as appraisal rights. The Declaration of Trust provides that Shares shall not entitle Shareholders to appraisal rights.
Conflict with Applicable Laws and Regulations
The Declaration of Trust provides that if and to the extent that any provision of the Declaration of Trust conflicts with any provision of the 1940 Act, the provisions under the Code applicable to the Fund as a RIC or other applicable laws and regulations, the conflicting provision shall be deemed never to have constituted a part of the Declaration of Trust; provided, however, that such determination shall not affect any of the remaining provisions of the Declaration of Trust or affect the validity of any action taken or omitted to be taken prior to such determination.

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TAX ASPECTS
The following is a general summary of certain material U.S. federal income tax considerations applicable to the Fund and an investment in the Fund. The discussion below provides general tax information related to an investment in the Fund, but does not purport to be a complete description of the U.S. federal income tax consequences of an investment in the Fund and does not address any state, local, non-U.S. or other tax consequences. It is based on the Code and U.S. Treasury regulations thereunder and administrative pronouncements, all as of the date hereof, any of which is subject to change, possibly with retroactive effect. In addition, it does not describe all of the tax consequences that may be relevant in light of a Shareholder’s particular circumstances, including (but not limited to) alternative minimum tax consequences and tax consequences applicable to Shareholders subject to special tax rules, such as certain financial institutions; dealers or traders in securities who use a mark-to-market method of tax accounting; persons holding Shares as part of a hedging transaction, wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to Shares; entities classified as partnerships or other pass-through entities for U.S. federal income tax purposes; insurance companies; U.S. Shareholders (as defined below) whose functional currency is not the U.S. dollar; or tax-exempt entities, including “individual retirement accounts” or “Roth IRAs.” Unless otherwise noted, the following discussion applies only to a Shareholder that holds Shares as a capital asset and is a U.S. Shareholder. A “U.S. Shareholder” generally is a beneficial owner of Shares who is for U.S. federal income tax purposes:
•
an individual who is a citizen or resident of the United States;

•
a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•
an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•
a trust if it (a) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A prospective Shareholder that is a partner in a partnership holding Shares should consult his, her or its tax advisors with respect to the purchase, ownership and disposition of Shares.
The discussion set forth herein does not constitute tax advice. Tax laws are complex and often change, and Shareholders should consult their tax advisors about the U.S. federal, state, local or non-U.S. tax consequences of an investment in the Fund.
Taxation of the Fund
The Fund has elected to be treated for U.S. federal income tax purposes, and intends to qualify annually, as a RIC under Subchapter M of the Code. As a RIC, the Fund generally will not be subject to corporate-level U.S. federal income taxes on any ordinary income or capital gains that it distributes as dividends to Shareholders. To qualify as a RIC in any tax year, the Fund must, among other things, satisfy both a source of income test and asset diversification tests. The Fund will qualify as a RIC if (i) at least 90% of the Fund’s gross income for such tax year consists of dividends; interest; payments with respect to certain securities loans; gains from the sale or other disposition of shares, securities or foreign currencies; other income (including, but not limited to, gains from options, futures or forward contracts) derived with respect to its business of investing in such shares, securities or currencies; and net income derived from interests in “qualified publicly-traded partnerships” (such income, “Qualifying RIC Income”); and (ii) the Fund’s holdings are diversified so that, at the end of each quarter of such tax year, (a) at least 50% of the value of the Fund’s total assets is represented by cash and cash equivalents, securities of other RICs, U.S. government securities and other securities, with such other securities limited, in respect of any one issuer, to an amount not greater than 5% of the value of the Fund’s total assets and not greater than 10% of the outstanding voting securities of such issuer and (b) not more than 25% of the value of the Fund’s total assets is invested (x) in securities (other than U.S. government securities or securities of other RICs) of any one issuer or of two or more issuers that the Fund controls and that are engaged in the same, similar or related

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trades or businesses or (y) in the securities of one or more “qualified publicly-traded partnerships.” The Fund’s share of income derived from a partnership other than a “qualified publicly-traded partnership” will be treated as Qualifying RIC Income only to the extent that such income would have constituted Qualifying RIC Income if derived directly by the Fund. A “qualified publicly-traded partnership” is generally defined as an entity that is treated as a partnership for U.S. federal income tax purposes if (1) interests in such entity are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof and (2) less than 90% of its gross income for the relevant tax year consists of Qualifying RIC Income. The Code provides that the Treasury Department may by regulation exclude from Qualifying RIC Income foreign currency gains that are not directly related to the RIC’s principal business of investing in shares or securities (or options and futures with respect to shares or securities). The Fund anticipates that, in general, its foreign currency gains will be directly related to its principal business of investing in shares and securities.
In addition, to maintain RIC tax treatment, the Fund must distribute on a timely basis with respect to each tax year dividends of an amount at least equal to 90% of the sum of its “investment company taxable income” and its net tax-exempt interest income, determined without regard to any deduction for dividends paid, to Shareholders (the “90% distribution requirement”). If the Fund qualifies as a RIC and satisfies the 90% distribution requirement, the Fund generally will not be subject to U.S. federal income tax on its “investment company taxable income” and net capital gains (that is, the excess of net long-term capital gains over net short-term capital losses) that it distributes as dividends to Shareholders (including amounts that are reinvested pursuant to the DRP). In general, a RIC’s “investment company taxable income” for any tax year is its taxable income, determined without regard to net capital gains and with certain other adjustments. The Fund intends to distribute all or substantially all of its “investment company taxable income,” net tax-exempt interest income (if any) and net capital gains on an annual basis. Any taxable income, including any net capital gains that the Fund does not distribute in a timely manner, will be subject to U.S. federal income tax at regular corporate rates.
If the Fund retains any net capital gains for reinvestment, it may elect to treat such capital gains as having been distributed to Shareholders. If the Fund makes such an election, each Shareholder will be required to report its share of such undistributed net capital gains attributed to the Fund as long-term capital gain and will be entitled to claim its share of the U.S. federal income taxes paid by the Fund on such undistributed net capital gains as a credit against its own U.S. federal income tax liability, if any, and to claim a refund on a properly-filed U.S. federal income tax return to the extent that the credit exceeds such liability. In addition, each Shareholder will be entitled to increase the adjusted tax basis of its Shares by the difference between its share of such undistributed net capital gain and the related credit. There can be no assurance that the Fund will make this election if it retains all or a portion of its net capital gain for a tax year.
As a RIC, the Fund will be, subject to a nondeductible 4% federal excise tax on certain undistributed amounts for each calendar year (the “4% excise tax”). To avoid the 4% excise tax, the Fund must distribute in respect of each calendar year dividends of an amount at least equal to the sum of (1) 98% of its ordinary taxable income (taking into account certain deferrals and elections) for the calendar year, (2) 98.2% of its capital gain net income (adjusted for certain ordinary losses) generally for the one-year period ending on October 31 of the calendar year and (3) any ordinary income and capital gains for previous calendar years that were not distributed during those calendar years. For purposes of determining whether the Fund has met this distribution requirement, the Fund will be deemed to have distributed any income or gains previously subject to U.S. federal income tax. Furthermore, any distribution declared by the Fund in October, November or December of any calendar year, payable to Shareholders, of record on a specified date in such a month and actually paid during January of the following calendar year, will be treated for tax purposes as if it had been paid on December 31 of the calendar year in which the distribution was declared. The Fund generally intends to avoid the imposition of the 4% excise tax, but there can be no assurance in this regard.
If the Fund fails to qualify as a RIC or fails to satisfy the 90% distribution requirement in respect of any tax year, the Fund would be subject to U.S. federal income tax at regular corporate rates on its taxable income, including its net capital gains, even if such income were distributed, and all distributions out of earnings and profits would be taxed as ordinary dividend income. Such distributions generally would be eligible for the dividends-received deduction in the case of certain corporate Shareholders and may be eligible to be qualified dividend income in the case of certain non-corporate Shareholders, in each case, subject to certain holding period and other requirements. In addition, the Fund could be required to recognize unrealized

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gains, pay taxes and make distributions (any of which could be subject to interest charges) before re-qualifying for taxation as a RIC. If the Fund fails to satisfy either the income test or asset diversification test described above, in certain cases, however, the Fund may be able to avoid losing its status as a RIC by timely providing notice of such failure to the IRS, curing such failure and possibly paying an additional tax or penalty.
Some of the investments that the Fund is expected to make, such as investments in debt instruments having market discount and/or treated as issued with OID, may cause the Fund to recognize income or gain for U.S. federal income tax purposes prior to the receipt of any corresponding cash or other property. As a result, the Fund may have difficulty meeting the 90% distribution requirement necessary to maintain RIC tax treatment. Because this income will be included in the Fund’s investment company taxable income for the tax year it is accrued, the Fund may be required to make a distribution to Shareholders to meet the 90% distribution requirement described above, even though the Fund will not have received any corresponding cash or property. The Fund may be required to borrow money, dispose of other securities or forgo new investment opportunities for this purpose.
There may be uncertainty as to the appropriate treatment of certain of the Fund’s investments for U.S. federal income tax purposes. In particular, the Fund expects to invest a portion of its net assets in below investment grade instruments. U.S. federal income tax rules with respect to such instruments are not entirely clear about issues such as whether and to what extent the Fund should recognize interest, OID or market discount, when and to what extent deductions may be taken for bad debts or worthless instruments, how payments received on obligations in default should be allocated between principal and income and whether exchanges of debt obligations in a bankruptcy or workout context are taxable. These and other issues will be addressed by the Fund, to the extent necessary, in connection with the Fund’s general intention to distribute sufficient income to qualify, and maintain its qualification to be subject to tax as a RIC and to minimize the risk that it becomes subject to U.S. federal income or excise tax.
Income received by the Fund from sources outside the United States may be subject to withholding and other taxes imposed by such countries, thereby reducing income available to the Fund. Tax conventions between certain countries and the United States may reduce or eliminate such taxes. The Fund generally intends to conduct its investment activities to minimize the impact of foreign taxation, but there is no guarantee that the Fund will be successful in this regard. If more than 50% of the value of the Fund’s total assets at the close of its tax year consists of securities of foreign corporations, the Fund will be eligible to elect to “pass-through” to the Shareholders the foreign source amount of income deemed earned and the respective amount of foreign taxes paid by the Fund. If the Fund so elects, each Shareholder would be required to include in gross income, even though not actually received, each Shareholder’s pro rata share of the foreign taxes paid or deemed paid by the Fund, but would be treated as having paid its pro rata share of such foreign taxes and would therefore be allowed to either deduct such amount in computing taxable income or use such amount (subject to various limitations) as a foreign tax credit against federal income tax (but not both).
The Fund may invest in shares of foreign companies that are classified under the Code as passive foreign investment companies (“PFICs”). In general, a foreign company is considered a PFIC if at least 50% of its assets constitute investment-type assets or 75% or more of its gross income is investment-type income. In general under the PFIC rules, an “excess distribution” received with respect to PFIC shares is treated as having been realized ratably over the period during which the Fund held the PFIC shares. The Fund generally will be subject to tax on the portion, if any, of the excess distribution that is allocated to the Fund’s holding period in prior tax years (and an interest factor will be added to the tax, as if the tax had actually been payable in such prior tax years) even though the Fund distributes the corresponding income to Shareholders. Excess distributions include any gain from the sale of PFIC shares as well as certain distributions from a PFIC. All excess distributions are taxable as ordinary income.
The Fund may be eligible to elect alternative tax treatment with respect to PFIC shares. Under one such election (i.e., a “QEF” election), the Fund generally would be required to include in its gross income its share of the earnings of a PFIC on a current basis, regardless of whether any distributions are received from the PFIC. If this election is made, the special rules, discussed above, relating to the taxation of excess distributions, would not apply. Furthermore, under U.S. Treasury Regulations, certain income derived by the Fund from a PFIC with respect to which the Fund has made a QEF election would generally constitute

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qualifying income for purposes of determining the Fund’s ability to be subject to tax as a RIC to the extent the PFIC makes distributions of that income to the Fund or if the income was derived with respect to the Fund’s business of investing. Alternatively, the Fund may be able to elect to mark its PFIC shares to market, resulting in any unrealized gains at the Fund’s tax year end being treated as though they were recognized and reported as ordinary income. Any mark-to-market losses and any loss from an actual disposition of the PFIC’s Shares would be deductible as ordinary losses to the extent of any net mark-to-market gains included in income in prior tax years with respect to shares in the same PFIC.
Because the application of the PFIC rules may affect, among other things, the character of gains, the amount of gain or loss and the timing of the recognition of income, gain or loss with respect to PFIC shares, as well as subject the Fund itself to tax on certain income from PFIC shares, the amount that must be distributed to Fund Shareholders, and which will be recognized by Fund Shareholders as ordinary income or long-term capital gain, may be increased or decreased substantially as compared to a fund that did not invest in PFIC shares. Note that distributions from a PFIC are not eligible for the reduced rate of tax on distributions of “qualified dividend income” as discussed below.
Some of the CLOs in which the Fund invests may be PFICs, which are generally subject to the tax consequences described above. Investment in certain equity interests of CLOs that are subject to treatment as PFICs for U.S. federal income tax purposes may cause the Fund to recognize income in a tax year in excess of the Fund’s distributions from such CLOs, PFICs and the Fund’s proceeds from sales or other dispositions of equity interests in other CLOs and other PFICs during that tax year. As a result, the Fund generally would be required to distribute such income to satisfy the 90% distribution requirement applicable to RICs.
If the Fund holds more than 10% of the interests treated as equity for U.S. federal income tax purposes in a foreign corporation that is treated as a controlled foreign corporation (“CFC”), including equity tranche investments and certain debt tranche investments in a CLO treated as a CFC, the Fund may be treated as receiving a deemed distribution (taxable as ordinary income) each tax year from such foreign corporation of an amount equal to the Fund’s pro rata share of the foreign corporation’s earnings for such tax year (including both ordinary earnings and capital gains), whether or not the corporation makes an actual distribution to the Fund during such tax year. This deemed distribution is required to be included in the income of certain U.S. shareholders of a CFC, such as the Fund, regardless of whether a U.S. shareholder has made a QEF election with respect to such CFC. The Fund is generally required to distribute such income in order to satisfy the 90% distribution requirement applicable to RICs, even to the extent the Fund’s income from a CFC exceeds the distributions from the CFC and the Fund’s proceeds from the sales or other dispositions of CFC stock during that tax year. As such, the Fund may limit and/or manage its holdings in issuers that could be treated as CFCs in order to ensure the Fund’s continued qualification as a RIC and/or maximize the Fund’s after-tax return from these investments. In general, a foreign corporation will be treated as a CFC for U.S. federal income tax purposes if more than 50% of the shares of the foreign corporation, measured by reference to combined voting power or value, is owned (directly, indirectly or by attribution) by U.S. Shareholders. A “U.S. Shareholder,” for this purpose, is any U.S. person that possesses (actually or constructively) 10% or more of the combined voting power or value of all classes of shares of a corporation.
The functional currency of the Fund, for U.S. federal income tax purposes, is the U.S. dollar. Gains or losses attributable to fluctuations in foreign currency exchange rates that occur between the time a Fund accrues interest income or other receivables or accrues expenses or other liabilities denominated in a foreign currency and the time the Fund actually collects such receivables or pays such liabilities generally are respectively characterized as ordinary income or ordinary loss for U.S. federal income tax purposes. Similarly, on the sale of other disposition of certain investments, including debt securities, certain forward contracts, as well as other derivative financial instruments, denominated in a foreign currency, gains or losses attributable to fluctuations in the value of foreign currency between the date of acquisition of the security or contract and the date of disposition also are generally treated as ordinary gain or loss. These gains and losses, referred to under the Code as “section 988” gains and losses, may increase or decrease the amount of the Fund’s investment company taxable income subject to distribution to Fund Shareholders as ordinary income. For example, fluctuations in exchange rates may increase the amount of income that the Fund must distribute to qualify for tax treatment as a RIC and to prevent application of an excise tax on undistributed income. Alternatively, fluctuations in exchange rates may decrease or eliminate income available for distribution. If section 988 losses exceed other investment company taxable income during a tax year, the Fund would not be

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able to distribute amounts considered dividends for U.S. federal income tax purposes, and any distributions during a tax year made by the Fund before such losses were recognized would be re-characterized as a return of capital to Fund Shareholders for U.S. federal income tax purposes, rather than as ordinary dividend income, and would reduce each Fund Shareholder’s tax basis in Shares.
If the Fund utilizes leverage through the issuance of Preferred Shares or borrowings, it will be prohibited from declaring a distribution or dividend if it would fail the applicable asset coverage test(s) under the 1940 Act after the payment of such distribution or dividend. In addition, certain covenants in credit facilities or indentures may impose greater restrictions on the Fund’s ability to declare and pay dividends on Shares. Limits on the Fund’s ability to pay dividends on Shares may prevent the Fund from meeting the 90% distribution requirement described above and, as a result, may affect the Fund’s ability to be subject to tax as a RIC or subject the Fund to the 4% excise tax. The Fund endeavors to avoid restrictions on its ability to make distribution payments. If the Fund is precluded from making distributions on Shares because of any applicable asset coverage requirements, the terms of Preferred Shares (if any) may provide that any amounts so precluded from being distributed, but required to be distributed by the Fund to enable the Fund to satisfy the 90% distribution requirement that would enable the Fund to be subject to tax as a RIC, will be paid to the holders of Preferred Shares as a special distribution. This distribution can be expected to decrease the amount that holders of Preferred Shares would be entitled to receive upon redemption or liquidation of such Preferred Shares.
Certain of the Fund’s investments are expected to be subject to special U.S. federal income tax provisions that may, among other things, (1) disallow, suspend or otherwise limit the allowance of certain losses or deductions, (2) convert lower-taxed long-term capital gains into higher-taxed short-term capital gains or ordinary income, (3) convert an ordinary loss or a deduction into a capital loss, the deductibility of which is more limited, (4) adversely affect when a purchase or sale of shares or securities is deemed to occur, (5) adversely alter the intended characterization of certain complex financial transactions, (6) cause the Fund to recognize income or gain without a corresponding receipt of cash, (7) treat dividends that would otherwise constitute qualified dividend income as non-qualified dividend income, (8) treat dividends that would otherwise be eligible for the corporate dividends received deduction as ineligible for such treatment and (9) produce income that will not constitute Qualifying RIC Income. The application of these rules could cause the Fund to be subject to U.S. federal income tax or the 4% excise tax and, under certain circumstances, could affect the Fund’s status as a RIC. The Fund monitors its investments and may make certain tax elections to mitigate the effect of these provisions.
Under current tax law, conversion between share classes is generally not expected to be a taxable event to the Shareholder.
The remainder of this discussion assumes that the Fund has qualified and maintain its qualification as a RIC and has satisfied the 90% distribution requirement described above.
Taxation of U.S. Shareholders
Distributions
Distributions of the Fund’s ordinary income and net short-term capital gains will, except as described below with respect to distributions of “qualified dividend income,” generally be taxable to Shareholders as ordinary income to the extent such distributions are paid out of the Fund’s current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Distributions (or deemed distributions, as described above), if any, of net capital gains will be taxable as long-term capital gains, regardless of the length of time a Shareholder has owned Shares. The ultimate tax characterization of the Fund’s distributions made in a tax year cannot be determined until after the end of the tax year. As a result, the Fund may make total distributions during a tax year in an amount that exceeds the current and accumulated earnings and profits of the Fund. A distribution of an amount in excess of the Fund’s current and accumulated earnings and profits will be treated by a Shareholder as a return of capital that will be applied against and reduce the Shareholder’s tax basis in its Shares. To the extent that the amount of any such distribution exceeds the Shareholder’s tax basis in its Shares, the excess will be treated as gain from a sale or exchange of Shares. Distributions will be treated in the manner described above regardless of whether such distributions are paid in cash or invested in additional Shares. Generally, for U.S. federal income tax purposes, a Shareholder

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receiving Shares under the DRP will be treated as having received a distribution equal to the fair market value of such Shares on the date the Shares are credited to the Shareholder’s account.
A return of capital to Shareholders is a return of a portion of their original investment in the Fund, thereby reducing the tax basis of their investment. As a result from such reduction in tax basis, Shareholders may be subject to tax in connection with the sale of Shares, even if such Shares are sold at a loss relative to the Shareholder’s original investment.
It is expected that a substantial portion of the Fund’s income will consist of ordinary income. For example, interest and OID derived by the Fund characterized as ordinary income for U.S. federal income tax purposes. In addition, gain derived by the Fund from the disposition of debt instruments with “market discount” (generally, securities with a fixed maturity date of more than one year from the date of issuance acquired by the Fund at a price below the lesser of their stated redemption price at maturity or accreted value, in the case of securities with OID) will be characterized as ordinary income for U.S. federal income tax purposes to the extent of the market discount that has accrued, as determined for U.S. federal income tax purposes, at the time of such disposition, unless the Fund makes an election to accrue market discount on a current basis. In addition, certain of the Fund’s investments will be subject to other special U.S. federal income tax provisions that may affect the character, increase the amount and/or accelerate the timing of distributions to Shareholders.
Certain distributions reported by the Fund as Section 163(j) interest dividends may be treated as interest income by Shareholders for purposes of the tax rules applicable to interest expense limitations under Section 163(j). Such treatment by the Shareholder is generally subject to holding period requirements and other potential limitations, although the holding period requirements are generally not applicable to dividends declared by money market funds and certain other funds that declare dividends daily and pay such dividends on a monthly or more frequent basis. The amount that the Fund is eligible to report as a Section 163(j) dividend for a tax year is generally limited to the excess of the Fund’s business interest income over the sum of the Fund’s (i) business interest expense and (ii) other deductions properly allocable to the Fund’s business interest income.
Distributions made by the Fund to a corporate Shareholder will qualify for the dividends-received deduction only to the extent that the distributions consist of qualifying dividends received by the Fund. In addition, any portion of the Fund’s dividends otherwise qualifying for the dividends-received deduction will be disallowed or reduced if the corporate Shareholder fails to satisfy certain requirements, including a holding period requirement, with respect to its Shares. Distributions of “qualified dividend income” to an individual or other non-corporate Shareholder will be treated as “qualified dividend income” to such Shareholder and generally will be taxed at long-term capital gain rates, provided the Shareholder satisfies the applicable holding period and other requirements. “Qualified dividend income” generally includes dividends from domestic corporations and dividends from foreign corporations that meet certain specified criteria. Given the Fund’s investment strategy, it is not expected that a significant portion of the distributions made by the Fund will be eligible for the dividends-received deduction or the reduced rates applicable to “qualified dividend income.”
If a person acquires Shares shortly before the record date of a distribution, the price of the Shares may include the value of the distribution, and the person will be subject to tax on the distribution even though economically it may represent a return of his, her or its investment in such Shares.
Distributions paid by the Fund generally will be treated as received by a Shareholder at the time the distribution is made. However, the Fund may, under certain circumstances, elect to treat a distribution that is paid during the following tax year as if it had been paid during the tax year in which the income or gains supporting the distribution was earned. If the Fund makes such an election, the Shareholder will still be treated as receiving the distribution in the tax year in which the distribution is received. In this instance, however, any distribution declared by the Fund in October, November or December of any calendar year, payable to Shareholders of record on a specified date in such a month and actually paid during January of the following calendar year, will be treated for tax purposes as if it had been received by Shareholders on December 31 of the calendar year in which the distribution was declared.
The Fund (or if a Shareholder holds Shares through an intermediary, such intermediary) will send to its Shareholders, as promptly as possible after the end of each calendar year the U.S. federal tax status of

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distributions, including the amounts includible in such Shareholder’s taxable income for such year as ordinary income and as long-term capital gain. In addition, the federal tax status of each year’s distributions generally will be reported to the IRS, including the amount of distributions, if any, eligible for the preferential maximum rate generally applicable to long-term capital gains. Shareholders receiving distributions in the form of additional Shares will receive a report as to the NAV of those Shares. Distributions paid by the Fund generally will not be eligible for the corporate dividends received deduction or the preferential tax rate applicable to Qualifying Dividends because the Fund’s income generally will not consist of dividends.
Distributions may also be subject to additional state, local and foreign taxes depending on a Shareholder’s particular situation.
Sale or Exchange of Shares
The repurchase or transfer of Shares may result in a taxable gain or loss to the tendering Shareholder. Different tax consequences may apply for tendering and non-tendering Shareholders in connection with a repurchase offer. For example, if a Shareholder does not tender all of his or her Shares, such repurchase may not be treated as a sale or exchange for U.S. federal income tax purposes, and may result in deemed distributions to non-tendering Shareholders. On the other hand, Shareholders holding Shares as capital assets who tender all of their Shares (including Shares deemed owned by Shareholders under constructive ownership rules) will be treated as having sold their Shares and generally will recognize capital gain or loss. The amount of the gain or loss will be equal to the difference between the amount received for the Shares and the Shareholder’s adjusted tax basis in the relevant Shares. Such gain or loss generally will be a long-term capital gain or loss if the Shareholder has held such Shares as capital assets for more than one year. Otherwise, the gain or loss will be treated as short-term capital gain or loss.
Losses realized by a Shareholder on the sale or exchange of Shares held as capital assets for six months or less will be treated as long-term capital losses to the extent of any distribution of long-term capital gains received (or deemed received, as discussed above) with respect to such Shares. In addition, no loss will be allowed on a sale or other disposition of Shares if the Shareholder acquires (including through reinvestment of distributions or otherwise) Shares, or enters into a contract or option to acquire Shares, within 30 days before or after any disposition of such Shares at a loss. In such a case, the basis of the Shares acquired will be adjusted to reflect the disallowed loss. Under current law, net capital gains recognized by non-corporate Shareholders are generally subject to U.S. federal income tax at lower rates than the rates applicable to ordinary income.
In general, Shareholders currently are generally subject to a maximum federal income tax rate of either 15% or 20% (depending on whether the Shareholder’s income exceeds certain threshold amounts) on their net capital gain (i.e., the excess of realized net long-term capital gains over realized net short-term capital losses), including any long-term capital gain derived from an investment in Shares. Such rate is lower than the maximum rate on ordinary income currently payable by individuals. Corporate Shareholders currently are subject to U.S. federal income tax on net capital gain at the maximum rate also applied to ordinary income (currently at 21%). Non-corporate Shareholders with net capital losses for a tax year (i.e., capital losses in excess of capital gains) generally may deduct up to $3,000 of such losses against their ordinary income each tax year. Any net capital losses of a non-corporate Shareholder in excess of $3,000 generally may be carried forward and used in subsequent tax years as provided in the Code. Corporate Shareholders generally may not deduct any net capital losses for a tax year, but may carry back such losses for three tax years or carry forward such losses for five tax years.
An additional 3.8% Medicare tax is imposed on certain net investment income (including ordinary dividends and capital gain distributions received from the Fund and net gains from redemptions or other taxable dispositions of Shares) of U.S. individuals, estates and trusts to the extent that such person’s “modified adjusted gross income” (in the case of an individual) or “adjusted gross income” (in the case of an estate or trust) exceeds certain threshold amounts. U.S. persons that are individuals, estates or trusts are urged to consult their tax advisors regarding the applicability of this tax to their income and gains in respect of their investment in the Fund.
Under U.S. Treasury regulations, if a Shareholder recognizes losses with respect to Shares of $2 million or more for an individual Shareholder or $10 million or more for a corporate Shareholder, the Shareholder

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must file with the IRS a disclosure statement on IRS Form 8886. Direct shareholders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, shareholders of a RIC are not excepted. Future guidance may extend the current exception from this reporting requirement to shareholders of most or all RICs. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Shareholders should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.
Reporting of adjusted cost basis information is required for covered securities, which generally include shares of a RIC acquired after January 1, 2012, to the IRS and to taxpayers. Shareholders should contact their Financial Intermediaries with respect to reporting of cost basis and available elections for their accounts.
Backup Withholding and Information Reporting
Information returns will be filed with the IRS in connection with payments on Shares and the proceeds from a sale or other disposition of Shares. A Shareholder will be subject to backup withholding on all such payments if it fails to provide the payor with its correct taxpayer identification number (generally, in the case of a U.S. resident Shareholder, on an IRS Form W-9) and to make required certifications or otherwise establish an exemption from backup withholding. Corporate Shareholders and certain other Shareholders generally are exempt from backup withholding. Backup withholding is not an additional tax. Any amounts withheld as backup withholding may be credited against the applicable Shareholder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.
Taxation of Non-U.S. Shareholders
Whether an investment in the Fund is appropriate for a non-U.S. Shareholder (as defined below) will depend upon that investor’s particular circumstances. An investment in the Fund by a non-U.S. Shareholder may have adverse tax consequences. Non-U.S. Shareholders should consult their tax advisors before investing in Shares.
The U.S. federal income taxation of a Shareholder that is a nonresident alien individual, a foreign trust or estate or a foreign corporation, as defined for U.S. federal income tax purposes (a “non-U.S. Shareholder”), depends on whether the income that the Shareholder derives from the Fund is “effectively connected” with a U.S. trade or business carried on by the Shareholder.
If the income that a non-U.S. Shareholder derives from the Fund is not “effectively connected” with a U.S. trade or business carried on by such non-U.S. Shareholder, distributions of “investment company taxable income” will generally be subject to a U.S. federal withholding tax at a rate of 30% (or a lower rate provided under an applicable treaty). Alternatively, if the income that a non-U.S. Shareholder derives from the Fund is effectively connected with a U.S. trade or business of the non-U.S. Shareholder, the Fund will not be required to withhold U.S. federal tax if the non-U.S. Shareholder complies with applicable certification and disclosure requirements, although such income will be subject to U.S. federal income tax in the manner described below and at the rates applicable to U.S. residents. Backup withholding will not, however, be applied to payments that have been subject to this 30% withholding tax applicable to non-U.S. Shareholders.
A non-U.S. Shareholder whose income from the Fund is not “effectively connected” with a U.S. trade or business will generally be exempt from U.S. federal income tax on capital gains distributions, any amounts retained by the Fund that are designated as undistributed capital gains and any gains realized upon the sale or exchange of Shares. If, however, such a non-U.S. Shareholder is a nonresident alien individual and is physically present in the United States for 183 days or more during the tax year and meets certain other requirements such capital gains distributions, undistributed capital gains and gains from the sale or exchange of Shares will be subject to a 30% U.S. tax.
Furthermore, properly reported distributions by the Fund and received by non-U.S. Shareholders are generally exempt from U.S. federal withholding tax when they (a) are paid by the Fund in respect of the Fund’s “qualified net interest income” (i.e., the Fund’s U.S. source interest income, subject to certain exceptions, reduced by expenses that are allocable to such income), or (b) are paid by the Fund in connection with the Fund’s “qualified short-term capital gains” (generally, the excess of the Fund’s net short-term capital gains over the Fund’s long-term capital losses for such tax year). However, depending on the circumstances, the Fund may report all, some or none of the Fund’s potentially eligible distributions as

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derived from such qualified net interest income or from such qualified short-term capital gains, and a portion of such distributions (e.g., derived from interest from non-U.S. sources or any foreign currency gains) would be ineligible for this potential exemption from withholding. Moreover, in the case of Shares held through an intermediary, the intermediary may have withheld amounts even if the Fund reported all or a portion of a distribution as exempt from U.S. federal withholding tax. To qualify for this exemption from withholding, a non-U.S. Shareholder must comply with applicable certification requirements relating to its non-U.S. tax residency status (including, in general, furnishing an IRS Form W-8BEN, IRS Form W-8BEN-E, IRS Form W-8ECI, IRS Form W-8IMY or IRS Form W-8EXP, or an acceptable substitute or successor form). Thus, an investment in the Shares by a non-U.S. Shareholder may have adverse tax consequences as compared to a direct investment in the assets in which the Fund will invest.
If the income from the Fund is “effectively connected” with a U.S. trade or business carried on by a non-U.S. Shareholder, any distributions of “investment company taxable income,” capital gains distributions, amounts retained by the Fund that are designated as undistributed capital gains and any gains realized upon the sale or exchange of Shares will be subject to U.S. income tax, on a net income basis, in the same manner, and at the graduated rates applicable to, U.S. persons. If such a non-U.S. Shareholder is a corporation, it may also be subject to the U.S. branch profits tax.
A non-U.S. Shareholder other than a corporation may be subject to backup withholding on net capital gains distributions that are otherwise exempt from withholding tax or on distributions that would otherwise be taxable at a reduced treaty rate if such Shareholder does not certify its non-U.S. status under penalties of perjury or otherwise establish an exemption.
If the Fund distributes net capital gains in the form of deemed rather than actual distributions, a non-U.S. Shareholder will be entitled to a U.S. federal income tax credit or tax refund equal to the Shareholder’s allocable share of the tax the Fund pays on the capital gains deemed to have been distributed. To obtain the refund, the non-U.S. Shareholder must obtain a U.S. taxpayer identification number and file a federal income tax return even if the non-U.S. Shareholder would not otherwise be required to obtain a U.S. taxpayer identification number or file a federal income tax return.
Under the Foreign Account Tax Compliance Act provisions of the Code, the Fund is required to withhold U.S. tax (at a 30% rate) on payments of taxable dividends made to certain non-U.S. entities that fail to comply (or be deemed compliant) with extensive reporting and withholding requirements in the Code designed to inform the U.S. Department of the Treasury of U.S.-owned foreign investment accounts. Shareholders may be requested to provide additional information to the Fund to enable the Fund to determine whether withholding is required.
The tax consequences to a non-U.S. Shareholder entitled to claim the benefits of an applicable tax treaty may differ from those described herein. Non-U.S. Shareholders are advised to consult their tax advisors with respect to the particular tax consequences to them of an investment in the Fund, including the potential application of the U.S. estate tax.
Other Taxes
Shareholders may be subject to state, local and non-U.S. taxes applicable to their investment in the Fund. In those states or localities, entity-level tax treatment and the treatment of distributions made to Shareholders under those jurisdictions’ tax laws may differ from the treatment under the Code. Accordingly, an investment in Shares may have tax consequences for Shareholders that are different from those of a direct investment in the Fund’s portfolio investments. Shareholders are advised to consult their tax advisors with respect to the particular tax consequences to them of an investment in the Fund.

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ERISA CONSIDERATIONS
Employee benefit plans and other plans subject to ERISA or Section 4975 of the Code, including corporate savings and 401(k) plans, IRAs and Keogh Plans (each, a “Plan”). may purchase Shares. ERISA imposes certain general and specific responsibilities on persons who are fiduciaries with respect to a Plan that is subject to ERISA, including prudence, diversification, prohibited transactions and other standards, and Section 4975 of the Code imposes prohibited transaction restrictions on persons who are fiduciaries with respect to a Plan that is subject to Section 4975 of the Code. Because the Fund is registered as an investment company under the 1940 Act, the underlying assets of the Fund will not be considered to be “plan assets” of any Plan investing in the Fund for purposes of the fiduciary responsibility and prohibited transaction rules under Title I of ERISA or Section 4975 of the Code. Thus, none of the Fund or the Advisers will be a fiduciary within the meaning of ERISA or Section 4975 of the Code with respect to the assets of any Plan that becomes a Shareholder, solely as a result of the Plan’s investment in the Fund.
The provisions of ERISA and Section 4975 of the Code are subject to extensive and continuing administrative and judicial interpretation and review. The discussion of ERISA and Section 4975 of the Code contained herein is, of necessity, general and may be affected by future publication of regulations and rulings. Potential investors should consult their legal advisers regarding the consequences under ERISA and/or the Code of an investment in the Fund through a Plan.

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ANTI-TAKEOVER PROVISIONS IN THE DECLARATION OF TRUST
The Declaration of Trust includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund or to change the composition of the Board. These provisions may have the effect of discouraging attempts to acquire control of the Fund, which attempts could have the effect of increasing the expenses of the Fund and interfering with the normal operation of the Fund. The Trustees are elected for indefinite terms and do not stand for reelection. A Trustee may be removed from office (i) with cause only by a written instrument signed or adopted by two-thirds of the remaining Trustees; or (ii) without cause only by a written instrument signed or adopted by all of the remaining Trustees. The Declaration of Trust does not contain any other specific inhibiting provisions that would operate only with respect to an extraordinary transaction such as a merger, reorganization, tender offer, sale or transfer of substantially all of the Fund’s asset, or liquidation. Reference should be made to the Declaration of Trust on file with the SEC for the full text of these provisions.

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PLAN OF DISTRIBUTION
ALPS Distributors, Inc., located at 1290 Broadway, Suite 1000, Denver, CO 80203, serves as the Fund’s principal underwriter and acts as the Distributor of the Fund’s Shares on a best efforts basis, subject to various conditions. Class U-2 Shares are offered for sale through the Distributor at NAV plus the applicable sales load. The Distributor also may enter into agreements with Financial Intermediaries for the sale and servicing of the Fund’s Shares. The Fund offers on a continuous basis an unlimited number of shares of beneficial interest through the Distributor. No arrangement has been made to place funds received in an escrow, trust or similar account. The Distributor is not required to sell any specific number or dollar amount of the Fund’s Shares but will use its best efforts to solicit orders for the purchase of the Shares. Shares of the Fund will not be listed on any national securities exchange and the Distributor will not act as a market marker in Shares. Class U-2 Shares will pay to the Distributor a Distribution Fee that will accrue at an annual rate equal to 0.50% of the Fund’s average daily net assets attributable to Class U-2 Shares and is payable on a quarterly basis.
The Distributor has entered into a wholesale marketing agreement with CION Securities, a registered broker-dealer and an affiliate of CION. Pursuant to the terms of the wholesale marketing agreement, CION Securities will seek to market and otherwise promote the Fund through various wholesale distribution channels, including, but not limited to, regional and independent retail broker-dealers and registered investment advisers.
The Advisers or their affiliates, in the Advisers’ discretion and from their own resources, may pay Additional Compensation to Financial Intermediaries in connection with the sale of Shares. In return for the Additional Compensation, the Fund may receive certain marketing advantages including access to a Financial Intermediaries’ registered representatives, placement on a list of investment options offered by a Financial Intermediary, or the ability to assist in training and educating the Financial Intermediaries. The Additional Compensation may differ among Financial Intermediaries in amount or in the manner of calculation: payments of Additional Compensation may be fixed dollar amounts, or based on the aggregate value of outstanding Shares held by Shareholders introduced by the Financial Intermediary, or determined in some other manner. The receipt of Additional Compensation by a selling Financial Intermediary may create potential conflicts of interest between an investor and its Financial Intermediary who is recommending the Fund over other potential investments. Additionally, the Fund pays a servicing fee to the Financial Intermediaries or financial institutions and for providing ongoing services in respect of clients with whom it has distributed shares of the Fund. Such services may include electronic processing of client orders, electronic fund transfers between clients and the Fund, account reconciliations with the Fund’s transfer agent, facilitation of electronic delivery to clients of Fund documentation, monitoring client accounts for back-up withholding and any other special tax reporting obligations, maintenance of books and records with respect to the foregoing, and such other information and ongoing liaison services as the Fund or the Advisers may reasonably request.
The Fund and the Advisers have agreed to indemnify the Distributor against certain liabilities, including liabilities under the 1933 Act, or to contribute to payments the Distributor may be required to make because of any of those liabilities. Such agreement does not include indemnification of the Distributor against liability resulting from willful misfeasance, bad faith or negligence on the part of the Distributor in the performance of its duties or from reckless disregard by the Distributor of its obligations and duties under the Distribution Agreement.
Purchasing Shares
Investors may purchase Shares directly from the Fund in accordance with the instructions below. Investors will be assessed fees for returned checks and stop payment orders at prevailing rates charged by SS&C GIDS, Inc. The returned check and stop payment fee is currently $25. Investors may buy and sell Shares of the Fund through Financial Intermediaries. Orders will be priced at the appropriate price next computed after it is received by a Financial Intermediary and accepted by the Fund. A Financial Intermediary may hold Shares in an omnibus account in the Financial Intermediary’s name or the Financial Intermediary may maintain individual ownership records. The Fund may pay the Financial Intermediary for maintaining individual ownership records as well as providing other shareholder services. Financial Intermediaries may charge fees for the services they provide in connection with processing your transaction order or maintaining an investor’s account with them. Investors should check with their Financial

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Intermediary to determine if it is subject to these arrangements. Financial Intermediaries are responsible for placing orders correctly and promptly with the Fund, forwarding payment promptly. Orders transmitted with a Financial Intermediary before the close of regular trading (generally 4:00 p.m., Eastern Time) on a day that the NYSE is open for business, will be priced based on the Fund’s NAV next computed after it is received by the Financial Intermediary.
Investors may purchase Shares through a broker-dealer or Financial Intermediary that may establish different minimum investment requirements than the Fund and may also independently charge transaction fees and additional amounts (which may vary) in return for its services, which will reduce an investor’s return. Shares purchased through a broker-dealer or Financial Intermediary will normally be held in an investor’s account with that firm.
The availability of sales charge waivers, discounts, and/or breakpoints may depend on the particular Financial Intermediary or type of account through which an investor purchases or holds Shares. Investors should contact their Financial Intermediary for more information regarding applicable sales charge waivers and discounts available to them and the Financial Intermediary’s related policies and procedures.
If an investment is made through an IRA, Keogh plan or 401(k) plan, an approved trustee must process and forward the subscription to the Fund. In such case, the Fund will send the confirmation and notice of its acceptance to the trustee.
By Mail
To make an initial purchase by mail, complete an account application and mail the application, together with a check made payable to CION Ares Diversified Credit Fund to:
Regular Mail:
CION Ares Diversified Credit Fund
SS&C GIDS, Inc.
P.O. Box 219422
Kansas City, MO 64121-9422
Overnight Mail:
Please call 1-888-729-4266 for the overnight mailing address.
All checks must be in US Dollars drawn on a domestic bank. The Fund will not accept payment in cash or money orders. The Fund may accept cashier’s checks in amounts greater than $10,000. To prevent check fraud, the Fund will neither accept third party checks, Treasury checks, credit card checks, traveler’s checks or starter checks for the purchase of shares, nor post-dated checks, postdated on-line bill pay checks, or any conditional purchase order or payment.
The transfer agent will charge a $25 fee against an investor’s account, in addition to any loss sustained by the Fund, for any payment that is returned. It is the policy of the Fund not to accept applications under certain circumstances or in amounts considered disadvantageous to Shareholders. The Fund reserves the right to reject any application.
By Wire — Initial Investment
To make an initial investment in the Fund, the transfer agent must receive a completed account application from a Financial Intermediary before an investor wires funds. The Financial Intermediary may mail or overnight deliver an account application to the transfer agent. Upon receipt of the completed account application, the transfer agent will establish an account. The account number assigned will be required as part of the instruction that should be provided to an investor’s bank to send the wire. An investor’s bank must include both the name of the Fund, the account number, and the investor’s name so that monies can be correctly applied. If you wish to wire money to make an investment in the Fund, please call the Fund at 800-343-3736 for wiring instructions and to notify the Fund that a wire transfer is coming. Any commercial bank can transfer same-day funds via wire. The Fund will normally accept wired funds for investment on the day received if they are received by the Fund’s designated bank before the close of regular trading on the NYSE. Your bank may charge you a fee for wiring same-day funds. The bank should transmit funds by wire to:

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ABA #: 101 000 695
Credit: UMB Bank, NA
Account #: 9872291549
Further Credit:
CION Ares Diversified Credit Fund
(shareholder registration)
(shareholder account number)
Automatic Investment Plan — Subsequent Investments
You may participate in the Fund’s Automatic Investment Plan, an investment plan that automatically moves money from your bank account and invests it in the Fund through the use of electronic funds transfers or automatic bank drafts. You may elect to make subsequent investments by transfers of a minimum of $100 for regular accounts and $50 for retirement plan accounts on specified days of each month into your established Fund account. Please contact your registered representative/investment advisor for more information about the Fund’s Automatic Investment Plan.
In compliance with the USA Patriot Act of 2001, SS&C GIDS, Inc. will verify certain information on each account application as part of the Fund’s Anti-Money Laundering Program. As requested on the application, investors must supply full name, date of birth, social security number and permanent street address. Mailing addresses containing only a P.O. Box will not be accepted. Registered representatives/investment advisors may call Investor Relations at 888-729-4266 for additional assistance when completing an application.
If SS&C GIDS, Inc. does not have a reasonable belief of the identity of a customer, the account will be rejected or the customer will not be allowed to perform a transaction on the account until such information is received. The Fund also may reserve the right to close the account within 5 business days if clarifying information/documentation is not received.
Purchase Terms
The minimum initial purchase by an investor is $2,500 for regular accounts and $1,000 for retirement plan accounts. The Fund reserves the right to waive investment minimums. The Fund’s Class U-2 Shares are offered for sale through its Distributor at NAV plus the applicable sales load. The price of Class U-2 Shares during the Fund’s continuous offering will fluctuate over time with the NAV of the Shares.
Converting Shares
Investors eligible to purchase Class I Shares may convert Class U-2 Shares to Class I Shares. Class U-2 Shares will automatically convert into Class I Shares if the total sales charge would otherwise exceed the limits of FINRA Rule 2341. Class I Shares are not subject to any upfront sales charge. Class I Shares are not subject to a distribution fee, shareholder servicing fees, or contingent deferred sales charge. Class I Shares may only be available through certain Financial Intermediaries. For all accounts, Class I Shares require a minimum investment of $1,000,000, while subsequent investments may be made with any amount. The Fund reserves the right to waive the investment minimum.
You can process your conversion by contacting your Financial Intermediary. You may also send conversion requests to the Fund’s transfer agent, SS&C GIDS, Inc., by mail to CION Ares Diversified Credit Fund c/o SS&C GIDS, Inc., P.O. Box 219422, Kansas City, MO 64121-9422 or by calling the toll free number 888-729-4266.
As of the date of this Prospectus, the Fund is the only fund managed by CAM. To the extent that CAM manages other funds in the future, Shareholders may be permitted to move their investment in Shares of the Fund into such other funds in connection with the Fund’s quarterly repurchases. In this case, rather than tendering shares for cash, a Fund Shareholder would elect to have the dollar value of its Shares accepted for purchases of shares of another CAM-managed fund. Such conversions would occur in conjunction with quarterly repurchases made by the Fund and would be subject to those repurchase offer risks, such as the risk that Shareholders may be unable to liquidate all or a given percentage of their investment in the Fund during a particular repurchase offer, that are described elsewhere in this Prospectus.

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A conversion of shares of one Class directly for shares of another Class of the Fund normally should not be taxable for federal income tax purposes. You should consult your tax advisor before making a conversion.
Share Class Considerations
When selecting a share class, you should consider the following:
•
which share classes are available to you;

•
how much you intend to invest;

•
how long you expect to own the shares; and

•
total costs and expenses associated with a particular share class.

Each investor’s financial considerations are different. You should speak with your financial advisor to help you decide which share class is best for you. Not all Financial Intermediaries offer all classes of Shares. If your Financial Intermediary offers more than one class of Shares, you should carefully consider which class of Shares to purchase.
Class U-2 Shares
Investors purchasing Class U-2 Shares may pay a sales load based on the amount of their investment in the Fund. The sales load payable by each investor depends upon the amount invested by such investor in the Fund, but may range from 0.00% to 2.50%, as set forth below. The following sales loads apply to your purchases of shares of the Fund:
Amount Purchased	Dealer Reallowance*	Sales Load as % of Offering Price	Sales Load as % of Amount Invested
Under $100,000	2.50%	2.50%	2.56%
$100,000 – $249,999	2.00%	2.00%	2.04%
$250,000 and Above	0.00%	0.00%	0.00%

*
Gross Dealer Concession paid to participating broker-dealers.

You may be able to buy Class U-2 Shares without a sales charge (i.e., “load-waived”) when you are:
•
reinvesting dividends or distributions;

•
a current or former Trustee of the Fund;

•
an employee (including the employee’s spouse, domestic partner, children, grandchildren, parents, grandparents, siblings or any dependent of the employee, as defined in Section 152 of the Code) of the Fund’s Adviser or its affiliates or of a broker-dealer authorized to sell shares of the Fund;

•
purchasing shares through the Fund’s Adviser;

•
purchasing shares through a financial services firm that has a special arrangement with the Fund; or

•
participating in an investment advisory or agency commission program under which you pay a fee to an investment adviser or other firm for portfolio management or brokerage services.

The following are additional features that should be taken into account when purchasing Class U-2 Shares:
•
a minimum initial investment of $2,500 for regular accounts and $1,000 for retirement plan accounts, and a minimum subsequent investment of at least $100 for regular accounts and $50 for retirement plan accounts (the Fund reserves the right to waive investment minimums);

•
a quarterly shareholder servicing fee at an annual rate of up to 0.25% of the average daily net assets of the Fund attributable to Class U-2 Shares; and

•
a Distribution Fee which will accrue at an annual rate equal to 0.50% of the average daily net assets of the Fund attributable to Class U-2 Shares.

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Right of Accumulation
For the purposes of determining the applicable reduced sales charge, the right of accumulation allows you to include prior purchases of Class U-2 Shares of the Fund as part of your current investment as well as reinvested dividends. To qualify for this option, you must be either:
•
an individual;

•
an individual and spouse purchasing shares for your own account or trust or custodial accounts for your minor children; or

•
a fiduciary purchasing for any one trust, estate or fiduciary account, including employee benefit plans created under Sections 401, 403 or 457 of the Code, including related plans of the same employer.

If you plan to rely on this right of accumulation, you must notify the Fund’s distributor at the time of your purchase. You will need to give the Distributor your account numbers. Existing holdings of family members or other related accounts of a Shareholder may be combined for purposes of determining eligibility. If applicable, you will need to provide the account numbers of your spouse and your minor children as well as the ages of your minor children.
Shares Purchased or Held through an Intermediary
The availability of sales charge waivers and discounts may depend on the particular financial intermediary or type of account through which you purchase or hold Fund shares. The Fund’s sales charge waivers and discounts disclosed in this prospectus are available for qualifying purchases made directly from the Distributor and are generally available through financial intermediaries. The sales charge waivers, discounts and/or breakpoints available through certain Financial Intermediaries are set forth in Appendix A to this prospectus (“Additional Information about Sales Charge Waivers and Discounts”), which may differ from those available for purchases made directly from the Distributor or certain other intermediaries. Please contact your Financial Intermediary for more information regarding applicable sales charge waivers and discounts available to you and the relevant terms and conditions.
Letter of Intent
The letter of intent allows you to count all investments within a 13-month period in Class U-2 Shares of the Fund as if you were making them all at once for the purposes of calculating the applicable reduced sales charges. The minimum initial investment under a letter of intent is 5% of the total letter of intent amount. The letter of intent does not preclude the Fund from discontinuing sales of its shares. You may include a purchase not originally made pursuant to a letter of intent under a letter of intent entered into within 90 days of the original purchase. To determine the applicable sales charge reduction, you also may include (1) the cost of Class U-2 Shares of the Fund which were previously purchased at a price including a front end sales charge during the 90-day period prior to the Distributor receiving the letter of intent, and (2) the historical cost of shares of other Funds you currently own acquired in exchange for Class U-2 Shares, respectively, the Fund purchased during that period at a price including a front-end sales charge. You may combine purchases and exchanges by family members (as defined by your Financial Intermediary) for purposes of the letter of intent. You should retain any records necessary to substantiate historical costs because the Fund, the transfer agent and any Financial Intermediaries may not maintain this information. Shares acquired through reinvestment of dividends are not aggregated to achieve the stated investment goal.
Shareholder Service Expenses
The Fund has adopted a “Shareholder Services Plan” with respect to its Class U-2 Shares under which the Fund may compensate financial industry professionals for providing ongoing services in respect of clients with whom they have distributed shares of the Fund. Such services may include electronic processing of client orders, electronic fund transfers between clients and the Fund, account reconciliations with the Fund’s transfer agent, facilitation of electronic delivery to clients of Fund documentation, monitoring client accounts for back-up withholding and any other special tax reporting obligations, maintenance of books and records with respect to the foregoing, and such other information and liaison services as the Fund or the Advisers may reasonably request.

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Under the Shareholder Services Plan, the Fund, with respect to Class U-2 Shares, may incur expenses on an annual basis equal up to 0.25% of its average net assets attributable to Class U-2 Shares.
Distribution Plan
The Fund, with respect to its Class U-2 Shares, is authorized under a “Distribution Plan” to pay to the Distributor a Distribution Fee for certain activities relating to the distribution of shares to investors. These activities include marketing and other activities to support the distribution of Class U-2 Shares. The Plan operates in a manner consistent with Rule 12b-1 under the 1940 Act, which regulates the manner in which an open-end investment company may directly or indirectly bear the expenses of distributing its shares. Although the Fund is not an open-end investment company, it has undertaken to comply with the terms of Rule 12b-1 as a condition of an exemptive order under the 1940 Act which permits it to have asset based distribution fees. Under the Distribution Plan, the Fund pays the Distributor a Distribution Fee at an annual rate of 0.50% of average daily net assets attributable to Class U-2 Shares.
About the Distributor
ALPS Distributors, Inc., located at 1290 Broadway, Suite 1000, Denver, CO 80203, serves as distributor of the Fund’s Shares.

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DISTRIBUTIONS
The Fund intends to make a distribution each month to its Shareholders of the net investment income of the Fund after payment of Fund operating expenses. The dividend rate may be modified by the Board from time to time. Distributions can only be made from net investment income after paying any accrued dividends to holders of Preferred Shares.
To the extent that any portion of the Fund’s monthly distributions are considered a return of capital to Shareholders, such portion would not be considered dividends for U.S. federal income tax purposes, and would represent a return of the amounts that such Shareholders invested. Although such return of capital distributions are not currently taxable to Shareholders, such distributions will have the effect of lowering a Shareholder’s tax basis in such Shares, and could result in a higher tax liability when the Shares are sold, even if they have not increased in value, or in fact, have lost value. The Fund’s final distribution for each tax year is expected to include any remaining investment company taxable income and net tax-exempt income undistributed during the tax year, as well as any undistributed net capital gain realized during the tax year. If the total distributions made in any tax year exceed investment company taxable income, net tax-exempt income and net capital gain, such excess distributed amount would be treated as ordinary dividend income to the extent of the Fund’s current and accumulated earnings and profits. This distribution policy, may, under certain circumstances, have adverse consequences to the Fund and its Shareholders because it may result in a return of capital resulting in less of a Shareholder’s assets being invested in the Fund and, over time, increase the Fund’s expense ratio. The distribution policy also may cause the Fund to sell securities at a time it would not otherwise do so to manage the distribution of income and gain. The initial distribution will be declared on date determined by the Board.
Each year, a statement on Form 1099-DIV identifying the sources of the distributions (i.e., paid from ordinary income, paid from net capital gains on the sale of securities, and/or a return of capital, which is a nontaxable distribution) will be furnished to Shareholders subject to IRS reporting. Fund ordinary distributions may exceed the Fund’s earnings, especially during the period before the Fund has substantially invested the proceeds from this offering. To the extent that the Fund pays distributions to Shareholders using proceeds it receives from Fund distributions, such distributions generally would constitute a return of investor capital and generally will lower an investor’s tax basis in his or her Shares. A return of capital generally is a return of an investor’s investment rather than a return of earnings or gains derived from the Fund’s investment activities. There can be no assurance that the Fund will be able to pay distributions at a specific rate or at all.
As discussed in the “Tax Aspects” section, to qualify for and maintain RIC tax treatment, the Fund is required to distribute on a timely basis with respect to each tax year dividends for U.S. federal income tax purposes of an amount at least equal to the sum of 90% of “investment company taxable income” and net tax-exempt interest income, determined without regard to any deduction for dividends paid, for such tax year. To avoid certain excise taxes imposed on RICs, the Fund is required to distribute in respect of each calendar year dividends of an amount at least equal to the sum of (1) 98% of ordinary income (taking into account certain deferrals and elections) for the calendar year, (2) 98.2% of capital gain net income (adjusted for certain ordinary losses) generally for the one-year period ending on October 31 of the calendar year and (3) any ordinary income and capital gain net income for previous calendar years that were not distributed during such calendar years and on which the Fund paid no U.S. federal income tax. The Fund can offer no assurance that it will achieve results that will permit the payment of any cash distributions. If the Fund issues senior securities, the Fund will be prohibited from making distributions if doing so causes it to fail to maintain the asset coverage ratios stipulated by the 1940 Act or if distributions are limited by the terms of any of the Fund’s borrowings. Any such limitations would adversely impact the Fund’s ability to make distributions to Shareholders.
Dividend Reinvestment Plan
The Fund operates under the DRP administered by SS&C GIDS, Inc. Pursuant to the plan, the Fund’s Distributions, net of any applicable U.S. withholding tax, are reinvested in the same class of shares of the Fund.
Shareholders automatically participate in the DRP, unless and until an election is made to withdraw from the plan on behalf of such participating Shareholder. A Shareholder who does not wish to have

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Distributions automatically reinvested may terminate participation in the DRP at any time by written instructions to that effect to SS&C GIDS, Inc. Shareholders who elect not to participate in the DRP will receive all distributions in cash paid to the Shareholder of record (or, if the shares are held in street or other nominee name, then to such nominee). Such written instructions must be received by the SS&C GIDS, Inc. 30 days prior to the record date of the Distribution or the Shareholder will receive such Distribution in shares through the DRP. Under the DRP, the Fund’s Distributions to Shareholders are automatically reinvested in full and fractional Shares as described below.
When the Fund declares a Distribution, SS&C GIDS, Inc., on the Shareholder’s behalf, will receive additional authorized shares from the Fund either newly issued or repurchased from Shareholders by the Fund and held as treasury stock. The number of shares to be received when Distributions are reinvested will be determined by dividing the amount of the Distribution by the Fund’s NAV per share.
SS&C GIDS, Inc. will maintain all Shareholder accounts and furnish written confirmations of all transactions in the accounts, including information needed by Shareholders for personal and tax records. SS&C GIDS, Inc. will hold shares in the account of the Shareholders in non-certificated form in the name of the participant, and each Shareholder’s proxy, if any, will include those shares purchased pursuant to the DRP. Each participant, nevertheless, has the right to request certificates for whole and fractional shares owned. The Fund will issue certificates in its sole discretion. SS&C GIDS, Inc. will distribute all proxy solicitation materials, if any, to participating Shareholders.
In the case of Shareholders, such as banks, brokers or nominees, that hold shares for others who are beneficial owners participating under the DRP, SS&C GIDS, Inc. will administer the DRP on the basis of the number of shares certified from time to time by the record Shareholder as representing the total amount of shares registered in the Shareholder’s name and held for the account of beneficial owners participating under the DRP.
Neither SS&C GIDS, Inc. nor the Fund shall have any responsibility or liability beyond the exercise of ordinary care for any action taken or omitted pursuant to the DRP, nor shall they have any duties, responsibilities or liabilities except such as expressly set forth herein. Neither shall they be liable hereunder for any act done in good faith or for any good faith omissions to act, including, without limitation, failure to terminate a participant’s account prior to receipt of written notice of his or her death or with respect to prices at which shares are purchased or sold for the participants account and the terms on which such purchases and sales are made, subject to applicable provisions of the federal securities laws.
The automatic reinvestment of Dividends will not relieve participants of any federal, state or local income tax that may be payable (or required to be withheld) on such Dividends. See “Tax Aspects.”
The Fund reserves the right to amend or terminate the DRP. There is no direct service charge to participants with regard to purchases under the DRP; however, the Fund reserves the right to amend the DRP to include a service charge payable by the participants.
All correspondence concerning the DRP should be directed to SS&C GIDS, Inc. at CION Ares Diversified Credit Fund c/o SS&C GIDS, Inc., P.O. Box 219422, Kansas City, MO 64121-9422. Certain transactions can be performed by calling the toll free number 888-729-4266.

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FISCAL YEAR; REPORTS
For accounting purposes, the Fund’s fiscal year and tax year end on December 31. As soon as practicable after the end of each calendar year, a statement on Form 1099-DIV identifying the sources of the distributions paid by the Fund to Shareholders for tax purposes will be furnished to Shareholders subject to IRS reporting. In addition, the Fund will prepare and transmit to Shareholders an unaudited semi-annual and an audited annual report within 60 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act.

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PRIVACY NOTICE
We are committed to maintaining the privacy of our Shareholders and to safeguarding their nonpublic personal information. The following information is provided to help you understand what personal information we collect, how we protect that information and why, in certain cases, we may share information with select other parties.
Generally, we will not receive any non-public personal information about Shareholders of the common shares of the Fund, although certain of our Shareholders’ non-public information may become available to us. The non-public personal information that we may receive falls into the following categories:
•
Information we receive from Shareholders, whether we receive it orally, in writing or electronically. This includes Shareholders’ communications to us concerning their investment;

•
Information about Shareholders’ transactions and history with us; or

•
Other general information that we may obtain about Shareholders, such as demographic and contact information such as address.

We do not disclose any non-public personal information about Shareholders, except:

•
to our affiliates (such as our investment adviser) and their employees that have a legitimate business need for the information;

•
to our service providers (such as our administrator, accountants, attorneys, custodians, transfer agent, underwriter and proxy solicitors) and their employees as is necessary to service Shareholder accounts or otherwise provide the applicable service;

•
to comply with court orders, subpoenas, lawful discovery requests, or other legal or regulatory requirements; or

•
as allowed or required by applicable law or regulation.

When the Fund shares non-public Shareholder personal information referred to above, the information is made available for limited business purposes and under controlled circumstances designed to protect our Shareholders’ privacy. The Fund does not permit use of Shareholder information for any non-business or marketing purpose, nor does the Fund permit third parties to rent, sell, trade or otherwise release or disclose information to any other party.
The Fund’s service providers, such as their adviser, administrator, and transfer agent, are required to maintain physical, electronic, and procedural safeguards to protect Shareholder nonpublic personal information; to prevent unauthorized access or use; and to dispose of such information when it is no longer required.
Personnel of affiliates may access Shareholder information only for business purposes. The degree of access is based on the sensitivity of the information and on personnel need for the information to service a Shareholder’s account or comply with legal requirements.
If a Shareholder ceases to be a Shareholder, we will adhere to the privacy policies and practices as described above. We may choose to modify our privacy policies at any time. Before we do so, we will notify Shareholders and provide a description of our privacy policy.
In the event of a corporate change in control resulting from, for example, a sale to, or merger with, another entity, or in the event of a sale of assets, we reserve the right to transfer your non-public personal information to the new party in control or the party acquiring assets.

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INQUIRIES
Inquiries concerning the Fund and the Shares should be directed to:
CION Ares Diversified Credit Fund
SS&C GIDS, Inc.
P.O. Box 219422
Kansas City, MO 64121-9422

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CION Ares Diversified Credit Fund — Statement of Additional Information
Appendix A:
Additional Information about Sales Charge Waivers and Discounts
The availability of certain sales charge waivers and discounts may depend on the particular financial intermediary or type of account through which you purchase or hold Fund shares. For waivers or discounts not available through a particular financial intermediary, investors will have to purchase shares directly from the Fund (or the Distributor) or through another financial intermediary to receive such waivers or discounts.
The following descriptions of breakpoints and/or sales charge waivers and discounts for a particular financial intermediary set forth information provided by the financial intermediary that such intermediary has represented is current as of the date of this prospectus. These breakpoints, waivers or discounts, which may vary from those disclosed elsewhere in the prospectus, are subject to change. The Fund will update this Appendix periodically based on information provided by the applicable financial intermediary. Neither the Fund, the Adviser nor the Distributor supervises the implementation of these breakpoints, waivers or discounts or verifies the intermediaries’ administration of these breakpoints, waivers or discounts.
In all instances, it is an investor’s responsibility to notify the financial intermediary of any facts that may qualify the investor for sales charge waivers or discounts. Please contact your financial intermediary for more information regarding the sales charge waivers and discounts available to you and the intermediary’s related policies and procedures.
Wells Fargo:
The following sales load breakpoints and waivers apply to Class U-2 Shares purchases if you have an account with or otherwise purchase Fund shares directly through Wells Fargo. For the avoidance of doubt, the following sales load breakpoints and waivers are not applicable to purchases placed by other brokers that are clearing through Wells Fargo or its affiliates. You may reduce or eliminate the below sales charges applicable to such purchases through utilization of the Combined Purchase Privilege, Right of Accumulation (Cumulative Quantity Discount), or Letter of Intent programs, as disclosed elsewhere in the prospectus.
Break Point	As a % of offering price	As a % of net amount invested
Less than $500,000	2.0%	2.04%
$500,000 – $999,999	1.5%	1.52%
$1,000,000 or more	1.0%	1.01%

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Investors should rely only on the information contained in this prospectus. No dealer, salesperson or other individual has been authorized to give any information or to make any representations that are not contained in this prospectus. If any such information or statements are given or made, investors should not rely upon such information or representations. This prospectus does not constitute an offer to sell any securities other than those to which this prospectus relates, or an offer to sell to, or a solicitation of an offer to buy from, any person in any jurisdiction where such an offer or solicitation would be unlawful. This prospectus speaks as of the date set forth below. Investors should not assume that the delivery of this prospectus or that any sale made pursuant to this prospectus implies that the information contained in this prospectus will remain fully accurate and correct as of any time subsequent to the date of this prospectus.

CION ARES DIVERSIFIED CREDIT FUND
COMMON SHARES OF BENEFICIAL INTEREST
CLASS U-2 SHARES (CADSX)

PROSPECTUS

April 29, 2024

PROSPECTUS
April 29, 2024
CION ARES DIVERSIFIED CREDIT FUND
COMMON SHARES OF BENEFICIAL INTEREST
CLASS W SHARES (CADFX)
$25,000 MINIMUM PURCHASE

CION Ares Diversified Credit Fund (the “Fund”) is a Delaware statutory trust that is registered under the Investment Company Act of 1940, as amended (together with the rules and regulations promulgated thereunder, the “1940 Act”), as a diversified, closed-end management investment company. The Fund is operated as an “interval fund” (as defined below).
Investment Objective.   The Fund’s investment objective is to provide superior risk-adjusted returns across various market cycles by investing in a diversified portfolio of liquid and illiquid asset classes. The Fund seeks to capitalize on market inefficiencies and relative value opportunities throughout the entire global credit spectrum. There can be no assurance that the Fund will achieve its investment objective.
Principal Investment Strategies.   The Fund will invest primarily in a portfolio of directly originated loans, secured floating and fixed rate syndicated loans, corporate bonds, asset-backed securities, commercial real estate loans and other types of credit instruments, which, under normal circumstances, will represent at least 80% of the Fund’s Managed Assets (as defined in this prospectus). For purposes of this policy, “credit instruments” may include commercial real estate mezzanine loans, real estate mortgages, distressed securities, notes, bills, debentures, bank loans, convertible and preferred securities, government and municipal obligations. The Fund may also invest in foreign instruments and illiquid and restricted securities. Most of the credit instruments in which the Fund invests will be rated below investment grade by rating agencies or would be rated below investment grade if they were rated. Credit instruments that are rated below investment grade (commonly referred to as “high yield” securities or “junk bonds”) are regarded as having predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. Because of the risks associated with investing in high yield securities, an investment in the Fund should be considered speculative. Some of the credit instruments will have no credit rating at all.
Investing in the Fund’s common shares of beneficial interest (“Shares”) involves a high degree of risk. See “Types of Investments and Related Risks” beginning on page 37 of this prospectus. An investment in the Fund is subject to, among others, the following risks:

•
Unlike most closed-end funds, the Shares are not listed on any securities exchange. There is not expected to be any secondary trading market in the Shares.

•
Unlike an investor in most closed-end funds, holders of Shares (“Shareholders”) should not expect to be able to sell their Shares regardless of how the Fund performs. An investment in the Fund should therefore, be considered illiquid.

•
If a Shareholder is able to sell its Shares outside the quarterly repurchase process, the Shareholder likely will receive less than their purchase price and the then current net asset value (“NAV”) per Share.

•
An investor may pay a sales load of up to 3.00% for Class W Shares.

•
There is no assurance that monthly distributions paid by the Fund will be maintained at the targeted level or that dividends will be paid at all.

•
The Fund’s distributions may be funded from unlimited amounts of offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to the Fund for investment. Any capital returned to Shareholders through distributions will be distributed after payment of fees and expenses.

•
A return of capital to Shareholders is a return of a portion of their original investment in the Fund, thereby reducing the tax basis of their investment. As a result of such reduction in tax basis, Shareholders may be subject to tax in connection with the sale of Shares, even if such Shares are sold at a loss relative to the Shareholder’s original investment.

•
The Fund’s distributions may result from expense reimbursements from CION Ares Management, LLC (“CAM” or the “Adviser”), which are subject to repayment by the Fund. Shareholders should understand that any such distributions are not based on the Fund’s investment performance and can only be sustained if the Fund achieves positive investment performance in future periods and/or CAM continues to make such expense reimbursements. Shareholders should also understand that the Fund’s future repayments will reduce the distributions that a Shareholder would otherwise receive.

•
The Fund currently employs leverage through senior secured revolving credit facilities and its outstanding Mandatory Redeemable Preferred Shares (“MRP Shares” and, together with any other preferred shares the Fund may have outstanding, “Preferred Shares”). The Fund intends to continue to utilize leverage and may utilize leverage to the maximum extent permitted by law for investment and other general corporate purposes. See “Types of Investments and Related Risks — Risks Associated with the Use of Leverage.”

Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 29, 2024.

	Per Class W Share(1)	Total(1)
Public Offering Price	Current NAV, plus sales load	Unlimited
Maximum Sales Load(1)	3.00%	Up to 3.00%
Proceeds to Fund(2)	Amount invested at current NAV less sales load	Unlimited

(1)
Generally, the stated minimum initial investment by an investor in the Fund for Class W Shares is $25,000, which stated minimum may be reduced for certain investors. Investors purchasing Class W Shares may be charged a sales load of up to 3.00% of the Investor’s subscription. The table assumes the maximum sales load is charged. The Fund is offering on a continuous basis an unlimited number of Shares.

(2)
Pursuant to an expense support and conditional reimbursement agreement (the “Expense Support and Conditional Reimbursement Agreement”) between the Fund and the Adviser, the Adviser may voluntarily determine to reimburse the Fund’s operating expenses to the extent that it deems appropriate in order to ensure that the Fund bears an appropriate level of expenses. The Fund will be obligated to reimburse the Adviser for any such payments, subject to certain conditions. See “Fund Expenses.”

Structure.   The Fund does not currently intend to list its Shares for trading on any securities exchange and does not expect any secondary market to develop for its Shares. Shareholders of the Fund are not able to have their Shares redeemed or otherwise sell their Shares on a daily basis because the Fund is an unlisted closed-end fund. To provide some liquidity to Shareholders, the Fund is operated as an “interval fund” and conducts periodic repurchase offers for a portion of its outstanding Shares, as described below. An investment in the Fund is suitable only for long-term investors who can bear the risks associated with the limited liquidity of the Shares.
Interval Fund.   The Fund is designed primarily for long-term investors and not as a trading vehicle. The Fund is operated as an “interval fund” pursuant to which, subject to applicable law, it will conduct quarterly repurchase offers for between 5% and 25% of the Fund’s outstanding Shares at NAV. In connection with any given repurchase offer, it is expected that the Fund will offer to repurchase only the minimum amount of 5% of its outstanding Shares. It is also possible that a repurchase offer may be oversubscribed, with the result that Shareholders may only be able to have a portion of their Shares repurchased. The Fund does not currently intend to list its Shares for trading on any national securities exchange. The Shares are, therefore, not readily marketable. Even though the Fund will make quarterly repurchase offers to repurchase a portion of the Shares to try to provide liquidity to Shareholders, you should consider the Shares to be illiquid.
Investment Adviser and Sub-Adviser.   The investment adviser to the Fund is CAM, a joint venture between affiliates of Ares Management Corporation (“Ares”) and CION Investment Group, LLC (“CION”), that is registered as an investment adviser with the SEC under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The investment sub-adviser to the Fund is Ares Capital Management II LLC (“Ares Capital” or the “Sub-Adviser” and collectively with the Adviser, the “Advisers”), an investment adviser registered with the SEC under the Advisers Act. CAM oversees the management of the Fund’s activities and is responsible for making investment decisions for the Fund’s portfolio with recommendations and support from Ares Capital.
Securities Offered.   The Fund is offering on a continuous basis an unlimited number of common shares of beneficial interest. Class W Shares are offered by this prospectus. The Fund offers Class A Shares, Class C Shares, Class I Shares, Class L Shares, Class U Shares and Class U-2 Shares through different prospectuses. The maximum sales load is 3.00% of the amount invested for Class W Shares. The minimum initial investment by a Shareholder for Class W is $25,000; subsequent investments may be made with at least $10,000. The Fund reserves the right to waive the investment minimum. Shares are being offered through ALPS Distributors, Inc. (the “Distributor”) at an offering price equal to the Fund’s then current NAV per Share, plus the applicable sales load.
The Fund and the Advisers have obtained exemptive relief to, among other things, (i) designate multiple classes of Shares; and (ii) impose class specific annual asset-based distribution fees on the assets of the various classes of Shares to be used to pay for expenses incurred in fostering the distribution of the Shares of the particular class.
This prospectus concisely provides the information that a prospective investor should know about the Fund before investing. Investors are advised to read this prospectus carefully and to retain it for future reference. Additional information about the Fund, including a statement of additional information, dated April 29, 2024 (the “Statement of Additional Information”), has been filed with the SEC and is incorporated by reference in its entirety into this prospectus. The Statement of Additional Information and the Fund’s annual and semi-annual reports and other information filed with the SEC, can be obtained upon request and without charge by writing to the Fund at CION Securities, LLC, 100 Park Avenue, 25th Floor, New York, NY 10017 or by calling toll-free 888-729-4266, and investors may also request such information or make Shareholder inquiries by calling 888-729-4266 or by visiting www.cioninvestments.com. In addition, the contact information provided above may be used to request additional information about the Fund and to make Shareholder inquiries. The Statement of Additional Information, other material incorporated by reference into this prospectus and other information about the Fund is also available on the SEC’s website at http://www.sec.gov. The address of the SEC’s website is provided solely for the information of prospective investors and is not intended to be an active link.
You should not construe the contents of this prospectus as legal, tax or financial advice. You should consult with your own professional advisors as to the legal, tax, financial or other matters relevant to the suitability of an investment in the Fund.
Shares are not deposits or obligations of, and are not guaranteed or endorsed by, any bank or other insured depository institution, and Shares are not insured by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System or any other government agency.

i

SUMMARY OF TERMS
This is only a summary and does not contain all of the information that a prospective investor should consider before investing in the Fund. Before investing, a prospective investor in the Fund should carefully read the more detailed information appearing elsewhere in this prospectus and the Statement of Additional Information.
THE FUND
The Fund is a Delaware statutory trust that is registered under the 1940 Act as a diversified, closed-end management investment company. The Fund is operated as an “interval fund” (as defined below).
THE ADVISER
CAM serves as the Fund’s investment adviser. CAM is registered as an investment adviser with the SEC under the Advisers Act.
CAM is a joint venture between affiliates of Ares and CION and is controlled by Ares.
THE SUB-ADVISER
Ares Capital serves as the Fund’s investment sub-adviser. Ares Capital is registered as an investment adviser with the SEC under the Advisers Act.
CAM and Ares Capital are collectively referred to as the Advisers. CAM oversees the management of the Fund’s activities and is responsible for making investment decisions for the Fund’s portfolio with recommendations and support from Ares Capital.
INVESTMENT OBJECTIVE
The Fund’s investment objective is to provide superior risk-adjusted returns across various market cycles by investing in a diversified portfolio of liquid and illiquid asset classes. The Fund seeks to capitalize on market inefficiencies and relative value opportunities throughout the entire global credit spectrum. There can be no assurance that the Fund will achieve its investment objective.
INVESTMENT OPPORTUNITIES
AND STRATEGIES
The Fund will invest primarily in a portfolio of directly originated loans, secured floating and fixed rate syndicated loans, corporate bonds, asset-backed securities, commercial real estate loans and other types of credit instruments, which, under normal circumstances, will represent at least 80% of the Fund’s Managed Assets. For purposes of this policy, “credit instruments” may include commercial real estate mezzanine loans, real estate mortgages, distressed securities, notes, bills, debentures, bank loans, convertible and preferred securities, government and municipal obligations. The Fund may also invest in foreign instruments and illiquid and restricted securities. “Managed Assets” means the total assets of the Fund (including any assets attributable to any Preferred Shares or to indebtedness) minus the Fund’s liabilities other than liabilities relating to indebtedness.

1

Opportunistic, Flexible, Untethered Credit Investments Strategy.   The Advisers employ an opportunistic, flexible and untethered global credit investments strategy based on absolute and relative value considerations, as well as analysis of the credit markets. The Advisers seek risk-adjusted returns over full market cycles by creating and managing a diversified portfolio across multiple industry sectors and geographic regions. The Advisers systematically allocate capital across multiple segments of the global fixed-income markets, including U.S. and non-U.S. credit instruments. It is anticipated that most of the Fund’s investments will be rated below investment grade or would be rated below investment grade if they were rated. Non-investment grade fixed income securities, also known as “junk bonds”, are considered speculative. Some of the credit instruments will have no credit rating at all. The Fund is untethered to benchmark-specific guidelines, thereby providing the Advisers with significant latitude to invest where they see opportunities and to reduce exposure to areas where they see less value or heightened downside risks.
Relative Value Focus.   A primary driver of the Fund’s investment strategy is a relative value focus whereby the Advisers seek to identify market dislocations caused by, among other factors, (i) significant corporate transactional events, such as spinoffs, mergers and acquisitions, industry consolidations, liquidations, reorganizations, bankruptcies, recapitalizations and share buybacks and other extraordinary corporate transactions; (ii) market inefficiencies resulting from the misunderstanding by the broader investment community of a particular company or industry, which misunderstanding results in the income of such investment reflecting a higher risk premium or the market price of such investment reflecting a lower value than is deemed warranted by the Advisers; (iii) companies experiencing financial stress resulting in a mispricing of their securities either because such securities pay higher income due to perceived risk or trade at a significant discount to fair value whereby the underlying asset values limit downside risk and offer meaningful upside potential; and (iv) sell-offs in one or more of the relevant credit markets.
Access to Ares Transaction Flow.   The Advisers intend to benefit from the market presence, scale, infrastructure and demonstrated investment experience of Ares to gain access to transaction flow and a broad set of investment opportunities across the non-investment grade credit spectrum. Unlike many other alternative investment managers, Ares operates in a fully integrated manner and encourages frequent collaboration among its investment professionals. This unique approach allows Ares to draw from the collective market insight, industry expertise, contacts and experience of its approximately 990 investment professionals around the world.

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The Fund intends to focus on what the Advisers believe are the broader Ares platform’s most attractive investment ideas from a risk-adjusted return standpoint in order to achieve its investment objective. The Advisers intend to be opportunistic. As such, the Advisers have the flexibility to invest where they see opportunities, based on their extensive credit research expertise and analysis of the relevant credit markets, in a variety of credit instruments with varying yield and risk profiles.
Active Monitoring and Investing, with Bottom-Up and Top-Down Credit Analysis by Deep and Experienced Team.   The Advisers will actively construct and manage a portfolio of credit investments and, as necessary, periodically rebalance the Fund’s allocation of assets among different types of credit investments utilizing the Advisers’ strategies to seek to optimize the Fund’s allocation to achieve the Fund’s investment objective under the market conditions existing at such time.
With respect to each investment opportunity, the Advisers intend to take a bottom-up and top-down approach to their credit analysis that will focus on each individual investment as well as global macroeconomic factors and the industry in which the subject entity operates. The Advisers’ investment process will be rigorous, proactive and continuous, and will emphasize team management. Close monitoring of each investment in the portfolio provides the basis for making buy, sell and hold decisions. In managing the Fund’s portfolio, the Advisers will utilize their and the broader Ares platform’s deep and experienced teams of credit specialists to analyze investments and engage in regular and periodic monitoring of credit risk with a goal toward the early identification, and sale, of credit instruments and other investments with potential credit problems. This monitoring process may include reviewing (i) an issuer’s financial resources and operating history; (ii) a comparison of an issuer’s current operating results with the Advisers’ initial investment thesis for the investment and initial expectations for the performance of the obligation; (iii) an issuer’s sensitivity to economic conditions; (iv) the performance of an issuer’s management; (v) an issuer’s debt maturities and borrowing requirements; (vi) an issuer’s interest and asset coverage; and (vii) the relative value of an investment based on an issuer’s anticipated cash flow or where other comparable assets are trading in the market.
PORTFOLIO COMPOSITION
The Fund’s portfolio will consist of some combination of the following types of investments:
Direct Lending.   The Fund may invest in first lien senior secured loans (including “unitranche” loans, which are loans that combine both senior and mezzanine debt, generally in a first lien position), second lien senior secured loans and mezzanine debt, which in some cases includes an equity component, of U.S. and European middle-market companies, where the Advisers believe the supply of primary capital is limited and the investment opportunities are most attractive.

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These investments are typically made to companies with annual EBITDA between $10 million and $250 million. As used herein, EBITDA represents net income before net interest expense, income tax expense, depreciation and amortization.
Syndicated Corporate Loans.   Senior, secured corporate loans (“Syndicated Loans”) generally benefit from liens on collateral, are rated below-investment grade and typically pay interest at rates that are determined periodically on the basis of a floating base lending rate, primarily the Secured Overnight Financing Rate (“SOFR”) or another reference rate, plus a spread. Syndicated Loans are typically made to U.S. and, to a lesser extent, non-U.S. corporations, partnerships, limited liability companies and other business entities (together with issuers of Corporate Bonds (as defined below) and other debt securities, (“Borrowers”) which operate in various industries and geographical regions. Borrowers may obtain Syndicated Loans, among other reasons, to refinance existing debt, engage in acquisitions, pay dividends, recapitalize, complete leveraged buyouts and for general corporate purposes. Syndicated Loans rated below investment grade are sometimes referred to as “leveraged loans”. The Fund may invest in Syndicated Loans through assignments of or, to a lesser extent, participations in Syndicated Loans. The Fund may utilize various types of derivative instruments (“Derivatives”), including total return swaps, for the purpose of gaining exposure to Syndicated Loans.
Corporate Bonds.   An issuer of high-yield corporate bonds (“Corporate Bonds”) typically pays the investor a fixed rate of interest and must repay the amount borrowed on or before maturity. The investment return of Corporate Bonds reflects interest on the security and changes in the market value of the security. The market value of a Corporate Bond generally may be expected to rise and fall inversely with interest rates. The value of intermediate- and longer-term Corporate Bonds normally fluctuates more in response to changes in interest rates than does the value of shorter-term Corporate Bonds. The market value of a Corporate Bond also may be affected by investors’ perceptions of the creditworthiness of the issuer, the issuer’s performance and perceptions of the issuer in the market place. There is a risk that the issuers of Corporate Bonds may not be able to meet their obligations on interest or principal payments at the time called for by an instrument. The Fund may utilize various types of Derivatives, including swaps, for the purpose of gaining exposure to Corporate Bonds.
Structured Credit.   The Fund may invest in asset-backed opportunities across broad sectors such as consumer and commercial specialty finance and corporate credit. The Fund will target investment opportunities that are directly originated and privately negotiated that may include (i) financings secured by pools of consumer loans, commercial loans or real estate assets; (ii) the outright purchase of pools of consumer loans, commercial loans or real estate

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assets; and (iii) debt and equity investments in U.S.-dollar-denominated collateralized loan obligations (“CLOs”) that are primarily backed by corporate leveraged loans issued to primarily U.S. obligors (“U.S. CLOs”), as well as Euro-denominated CLOs that are backed primarily by corporate leveraged loans issued to primarily European obligors (“European CLOs”). The investments in the “equity” of structured credit products (including CLOs) refers to the junior-most or residual debt tranche of such structured credit products (i.e., the tranche whose rights to payment are not senior to any other tranche, which does not typically receive a credit rating and is typically not secured (and is also typically referred to as subordinated notes, income notes, preferred shares or preferred securities, or, more generally, as “equity”)) (the “Residual Tranche”).
The CLO equity tranches (or other similar junior tranches) and privately issued asset-backed securities in which the Fund invests may be highly leveraged, which magnifies the Fund’s risk of loss on such investments.
Stressed Investments.   The Fund may invest in Syndicated Loans and Corporate Bonds and other obligations of companies, referred to herein as “Stressed Issuers,” that may be in some level of financial or business distress, including companies involved in, or that have recently completed, bankruptcy or other reorganization and liquidation proceedings. These investments may include (i) corporate debt instruments relating to stressed and distressed industries or issuers; (ii) rescue-capital opportunities; (iii) public and private stock issued in connection with restructurings and reorganizations or otherwise (“post-reorganization securities”); and (iv) other opportunistic investments resulting from periods of market dislocation.
Commercial Real Estate Loans.
Senior Mortgage Loans:   These mortgage loans are typically secured by first liens on commercial properties, including the following property types: office, multifamily, retail, industrial, hospitality and mixed-use. In some cases, first lien mortgages may be divided into an A-Note and a B-Note. The A-Note is typically a privately negotiated loan that is secured by a first mortgage on a commercial property or group of related properties that is senior to a B-Note secured by the same first mortgage property or group.
Subordinated Debt:   These loans may include structurally subordinated first mortgage loans and junior participations in first mortgage loans or participations in these types of assets. As noted above, a B-Note is typically a privately negotiated loan that is secured by a first mortgage on a commercial property or group of related properties and is subordinated to an A-Note secured by the same first mortgage property or group. The subordination of a B-Note or junior participation typically is evidenced by participations or

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intercreditor agreements with other holders of interests in the note. B-Notes are subject to more credit risk with respect to the underlying mortgage collateral than the corresponding A-Note.
Preferred Equity:   Real estate preferred equity investments are subordinate to first mortgage loans and are not collateralized by the property underlying the investment. As a holder of preferred equity, the Fund seeks to enhance its position with covenants that limit the activities of the entity in which the Fund has an interest and protect the Fund’s equity by obtaining an exclusive right to control the underlying property after an event of default, should such a default occur on the Fund’s investment.
Mezzanine Loans:   Like B-Notes, these loans are also subordinated, but are usually secured by a pledge of the borrower’s equity ownership in the entity that owns the property or by a second lien mortgage on the property. In a liquidation, these loans are generally junior to any mortgage liens on the underlying property, but senior to any preferred equity or common equity interests in the entity that owns the property. Investor rights are usually governed by intercreditor agreements.
Other Investment Strategies.    The Fund may also invest in commercial real estate mezzanine loans, real estate mortgages, distressed securities, notes, bills, debentures, bank loans, convertible and preferred securities, government and municipal obligations and other credit instruments with similar economic characteristics. In addition, from time to time, the Fund may invest in or hold common stock and other equity securities incidental to the purchase or ownership of a Syndicated Loan or Corporate Bond or in connection with a reorganization of a borrower. The Fund may engage in short sales. The Fund may also use Derivatives to gain investment exposure to credit instruments, to provide downside protection and to dampen volatility. Derivatives may allow the Fund to increase or decrease the level of risk to which the Fund is exposed more quickly and efficiently than transactions in other types of instruments. The Fund may invest in securities of other investment companies, including exchange-traded funds (“ETFs”), to the extent that these investments are consistent with the Fund’s investment objective, strategies and policies and permissible under the 1940 Act or any applicable exemption therefrom. The Fund may invest in other investment companies to gain broad market or sector exposure, including during periods when it has large amounts of uninvested cash or when the Advisers believe share prices of other investment companies offer attractive values.
Other Characteristics
Below Investment Grade Credit Instruments.   Most of the credit instruments in which the Fund may invest will be rated below investment grade (also known as “junk bonds”).

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Securities rated below investment grade are those that, at the time of investment, are rated Ba1 or lower by Moody’s Investors Service, Inc. (“Moody’s”), or BB+ or lower by Standard & Poor’s Corporation Ratings Group (“S&P”) or Fitch Ratings, Inc. (“Fitch”), or if unrated are determined by the Advisers to be of comparable quality. Below investment grade securities often are regarded as having predominately speculative characteristics with respect to an issuer’s capacity to pay interest and repay principal. In addition, lower quality debt securities tend to be more sensitive to general economic conditions. Although many of the Fund’s investments may consist of securities rated below investment grade, the Fund reserves the right to invest in credit instruments of any credit quality, maturity and duration.
Foreign Instruments.   The Fund may make investments in non-U.S. entities, including issuers in emerging markets. Emerging market countries are countries that major international financial institutions, such as the World Bank, generally consider to be less economically mature than developed nations, such as the United States or most nations in Western Europe. Emerging market countries can include every nation in the world except the United States, Canada, Japan, Australia, New Zealand, most countries located in Western Europe and certain other countries. The Fund expects that its investment in non-U.S. issuers will be made primarily in U.S. dollar denominated securities, but it reserves the right to purchase securities that are foreign currency denominated. Some non-U.S. securities may be less liquid and more volatile than securities of comparable U.S. issuers.
Illiquid and Restricted Securities.   The Fund may invest in instruments that, at the time of investment, are illiquid (generally, those securities that cannot be disposed of within seven days in the ordinary course of business at approximately the value at which the Fund has valued the securities). Although the Fund may invest in such instruments without limitation, pursuant to the requirements of the 1940 Act, the Board of Trustees (the “Board”) has adopted, and the Fund follows, procedures designed to ensure that the Fund maintains sufficient liquidity to meet its periodic repurchase obligations as an interval fund. The Fund may also invest, without limit, in securities that are unregistered (but are eligible for purchase and sale by certain qualified institutional buyers) or are held by control persons of the issuer and securities that are subject to contractual restrictions on their resale.
The Fund may invest its cash balances in money market instruments, U.S. government securities, commercial paper, certificates of deposit, repurchase agreements and other high-quality debt instruments maturing in one year or less, among other instruments. In addition, and in response to adverse market, economic or political conditions, the Fund may invest in high-quality fixed income securities, money market instruments and money market funds or may hold significant positions in cash or cash equivalents for defensive purposes.

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Subsidiaries.   The Fund may make investments through one or more direct and indirect wholly-owned subsidiaries (each a “Subsidiary” and collectively the “Subsidiaries”). The Subsidiaries will not be registered under the 1940 Act. The Board has oversight responsibility for the investment activities of the Fund, including its investment in any Subsidiary, and the Fund’s role as sole direct or indirect shareholder of any Subsidiary. The Subsidiaries will be advised or managed by the Adviser and have the same investment objective as the Fund. The Fund will “look through” any such Subsidiary for purposes of compliance with its investment policies.
LEVERAGE
The Fund currently utilizes and intends to continue to utilize leverage and may utilize leverage to the maximum extent permitted by law for investment and other general corporate purposes. The Fund currently employs leverage through senior secured revolving credit facilities and its outstanding MRP Shares. See “Types of Investments and Related Risks —  Risks Associated with the Use of Leverage — State Street Credit Facility” and “— Wells Credit Facility” and “Description of Capital Structure — Shares of Beneficial Interest — MRP Shares” in the prospectus.
The Fund is permitted to borrow money in an amount up to 33 1∕3% of its Managed Assets (50% of its net assets), issue Preferred Shares in an amount up to 50% of its Managed Assets (100% of its net assets) and invest in reverse repurchase agreements or other derivative instruments with leverage embedded in them to the maximum extent permitted by the SEC and/or SEC staff rules, guidance or positions. As of December 31, 2023, the Fund’s use of Preferred Shares represented approximately 12.1% of the Fund’s Managed Assets and borrowings represented approximately 14.4% of the Fund’s Managed Assets.
The use of leverage to purchase additional securities creates an opportunity for increased Share dividends, but also creates risks for the Fund’s Shareholders, including increased variability of the Fund’s net income, distributions, net asset value of its Shares in relation to market changes. No assurance can be given that the Fund’s use of leverage will in any particular circumstance be possible or successful or that the Fund’s use of leverage will result in a higher yield to holders of Shares. See “Types of Investments and Related Risks — Risks Associated with the Use of Leverage” in the prospectus.
MANAGEMENT AND INCENTIVE FEES
Pursuant to the investment advisory agreement (the “Investment Advisory Agreement”) by and between the Fund and the Adviser, and in consideration of the advisory services provided by the Adviser to the Fund, the Adviser is entitled to a fee consisting of two components — a base management fee (the “Management Fee”) and an incentive fee (the “Incentive Fee”). The Investment Advisory Agreement was most recently amended and restated as of May 22, 2020. Pursuant to the investment sub-advisory agreement (the “Investment Sub-Advisory Agreement”) by

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and between the Advisers and the Fund, the Adviser pays the Sub-Adviser 40% of the Management Fee and Incentive Fee actually received and retained by the Adviser and not otherwise used to support expenses.
The Management Fee is calculated and payable monthly at the annual rate of 1.25% of the average daily value of the Fund’s Managed Assets.
The Incentive Fee is calculated and payable quarterly in arrears based upon “pre-incentive fee net investment income” attributable to each class of the Fund’s Shares for the immediately preceding fiscal quarter, and is subject to a hurdle rate, expressed as a rate of return based on each class’s average daily net asset value (calculated in accordance with GAAP), equal to 1.50% per quarter (or an annualized hurdle rate of 6.00%), subject to a “catch-up” feature. For this purpose, “pre-incentive fee net investment income” means interest income, dividend income and any other income accrued during the fiscal quarter, minus each class’s operating expenses for the quarter and the distribution and/or shareholder servicing fees (if any) applicable to each class accrued during the fiscal quarter. For such purposes, the Fund’s operating expenses will include the Management Fee, expenses reimbursed to CAM under the administration agreement (the “CAM Administration Agreement”) by and between the Fund and CAM, and any interest expense and distributions paid on any issued and outstanding Preferred Shares, but will exclude the Incentive Fee.
The “catch-up” provision is intended to provide the Adviser with an incentive fee of 15% on each class’s pre-incentive fee net investment income when that class’s pre-incentive fee net investment income reaches 1.765% of the class’s average daily net asset value (calculated in accordance with GAAP) in any fiscal quarter.
The Advisers are obligated to pay expenses associated with providing the investment services stated in the Investment Advisory Agreement and Investment Sub-Advisory Agreement, including compensation of and office space for their officers and employees connected with investment and economic research, trading and investment management of the Fund.
The Board, including a majority of the members of the Board (each, a “Trustee”) that are considered independent and are not “interested persons” (as defined in Section 2(a)(19) of the 1940 Act) of the Fund or the Advisers (collectively, the “Independent Trustees”), oversees and monitors the Fund’s investment performance and will annually review the Investment Advisory Agreement and Investment Sub-Advisory Agreement to determine, among other things, whether the fees payable under such agreements are reasonable in light of the services provided.
The Adviser and the Fund have entered into the Expense Support and Conditional Reimbursement Agreement under which the Adviser may voluntarily determine to reimburse the

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Fund’s operating expenses to the extent that it deems appropriate in order to ensure that the Fund bears an appropriate level of expenses. The Expense Support and Conditional Reimbursement Agreement may be renewed for additional one-year terms by the mutual agreement of the Adviser and the Fund.
The Fund has agreed to repay the Adviser in the amount of any Fund expenses reimbursed under the Expense Support and Conditional Reimbursement Agreement (including any organizational, offering, or operating costs reimbursed under the original and first amended and restated expense support and conditional reimbursement agreements (collectively, the “Expense Support and Conditional Reimbursement Agreements”)) (each such payment, an “Expense Payment”), subject to the limitation that a reimbursement (an “Adviser Reimbursement”) will be made only if and to the extent that (i) it is payable not more than three years from the last business day of the calendar quarter in which the applicable Expense Payment was made by the Adviser; (ii) the Adviser Reimbursement does not cause Other Fund Operating Expenses (as defined herein) (on an annualized basis and net of any reimbursements received by the Fund during such fiscal year) during the applicable quarter to exceed the percentage of the Fund’s average net assets attributable to Class W Shares represented by Other Fund Operating Expenses (on an annualized basis) during the quarter in which the applicable Expense Payment from the Adviser was made; and (iii) the distributions per share declared by the Fund for the applicable class at the time of the applicable Expense Payment are less than the effective rate of distributions per share for such class at the time the Adviser Reimbursement would be paid. See “Fund Expenses —Expense Support and Conditional Reimbursement Agreement” for additional information. The Expense Support and Conditional Reimbursement Agreement will remain in effect at least until July 31, 2024, unless and until the Board approves its modification or termination. This agreement may be terminated only by the Board on notice to the Adviser. See “Fund Expenses.”
DISTRIBUTION FEES
Class W Shares will pay to the Distributor a distribution fee (the “Distribution Fee”) that will accrue at an annual rate equal to 0.50% of the Fund’s average daily net assets attributable to Class W Shares and is payable on a quarterly basis. See “Plan of Distribution.”
FUND EXPENSES
Pursuant to the CAM Administration Agreement, CAM furnishes the Fund with office equipment and clerical, bookkeeping and record keeping services at the Fund’s office facilities. Under the CAM Administration Agreement, the Fund is obligated to reimburse CAM, at cost, based upon the Fund’s allocable portion of CAM’s overhead and other expenses (including travel expenses) incurred by CAM in performing its obligations under the CAM Administration Agreement, including the Fund’s allocable portion of the compensation of certain of its officers (including but not

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limited to the chief compliance officer, chief financial officer, chief accounting officer, general counsel, treasurer and assistant treasurer) and their respective staffs. The CAM Administration Agreement may be terminated by either party without penalty upon 60 days’ written notice to the other party.
Pursuant to the administration agreement between ALPS Fund Services, Inc. (“ALPS Fund Services”) and the Fund (the “ALPS Administration Agreement”), ALPS Fund Services performs, or administers the performance of, certain of the Fund’s required administrative services, which include, among other things, providing administrative assistance in accounting, legal, compliance, and operations, preparing the financial records that the Fund is required to maintain and preparing reports to the Fund’s Shareholders and reports filed with the SEC. In addition, ALPS Fund Services coordinates the preparation and filing of the Fund’s tax returns and generally coordinates the payment of the Fund’s expenses and the performance of administrative and professional services rendered to the Fund.
If persons associated with the Advisers or any of their affiliates, including persons who are officers of the Fund, provide accounting, legal, clerical or administrative services to the Fund at the request of the Fund, the Fund will reimburse the Advisers and their affiliates for their costs in providing such accounting, legal, clerical or administrative services to the Fund (which costs may include an allocation of overhead including rent and the allocable portion of the salaries and benefits of the relevant persons and their respective staffs, including travel expenses), using a methodology for determining costs approved by the Board. The Fund is not restricted from hiring its own employees or contracting for services to be performed by third parties.
DISTRIBUTIONS
The Fund’s distribution policy is to make monthly distributions to Shareholders. Distributions can only be made from net investment income after paying any accrued dividends to holders of Preferred Shares. See “Distributions.”
The Board reserves the right to change the distribution policy from time to time.
DIVIDEND REINVESTMENT
PLAN
The Fund operates under a dividend reinvestment plan (“DRP”) administered by SS&C Global Investor & Distribution Solutions, Inc. (“SS&C GIDS, Inc.”). Pursuant to the plan, the Fund’s income dividends or capital gains or other distributions (each, a “Distribution” and collectively, “Distributions”), net of any applicable U.S. withholding tax, are reinvested in the same class of shares of the Fund.
Shareholders automatically participate in the DRP, unless and until an election is made to withdraw from the plan on behalf of such participating Shareholder. A Shareholder who does not wish to have Distributions automatically reinvested may terminate participation in the Plan at any time by written instructions to that effect to SS&C GIDS, Inc.

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Shareholders who elect not to participate in the DRP will receive all distributions in cash paid to the Shareholder of record (or, if the shares are held in street or other nominee name, then to such nominee). Such written instructions must be received by SS&C GIDS, Inc. 30 days prior to the record date of the Distribution or the Shareholder will receive such Distribution in shares through the DRP. Under the DRP, the Fund’s Distributions to Shareholders are reinvested in full and fractional shares. See “Distributions — Dividend Reinvestment Plan.”
BOARD OF TRUSTEES
The Board has overall responsibility for monitoring and overseeing the Fund’s management and operations. A majority of the Trustees are Independent Trustees. See “Management of the Fund.”
PURCHASES OF SHARES
The Fund’s Shares are offered on a daily basis. Please see “Plan of Distribution” on page 109 for purchase instructions and additional information.
The minimum initial investment for Class W is $25,000; subsequent investments may be made with at least $10,000, except for purchases made pursuant to the Fund’s DRP or as otherwise permitted by the Fund. The Fund reserves the right to waive the investment minimum. See “Distributions — Dividend Reinvestment Plan.”
CONVERSION OF SHARES
Investors eligible to purchase Class I Shares may convert Class W Shares to Class I Shares. Class W Shares will automatically convert into Class I Shares if the total sales charge would otherwise exceed the limits of Financial Industry Regulatory Authority (“FINRA”) Rule 2341. See “Plan of Distribution” on page 109.
PLAN OF DISTRIBUTION
ALPS Distributors, Inc., located at 1290 Broadway, Suite 1000, Denver, CO 80203, serves as the Fund’s principal underwriter and acts as the Distributor of the Fund’s Shares on a best efforts basis, subject to various conditions. The Fund’s Shares are offered for sale through the Distributor at NAV plus the applicable sales load. The Distributor also may enter into broker-dealer selling agreements with other broker dealers for the sale and distribution of the Fund’s Shares.
The Distributor is not required to sell any specific number or dollar amount of the Fund’s Shares but will use its best efforts to solicit orders for the sale of the Shares. Shares of the Fund will not be listed on any national securities exchange and the Distributor will not act as a market maker in Shares.
The Distributor has entered into a wholesale marketing agreement with CION Securities, LLC (“CION Securities”), a registered broker-dealer and an affiliate of CION. Pursuant to the terms of the wholesale marketing agreement, CION Securities will seek to market and otherwise promote the Fund through various wholesale distribution channels, including, but not limited to, regional and independent retail broker-dealers and registered investment advisers.

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The Advisers or their affiliates, in the Advisers’ discretion and from their own resources, may pay additional compensation to financial intermediaries and their agents that have made arrangements with the Fund and are authorized to buy and sell shares of the Fund (collectively, “Financial Intermediaries”) in connection with the sale of Shares (the “Additional Compensation”). In return for the Additional Compensation, the Fund may receive certain marketing advantages including access to a broker’s or dealer’s registered representatives, placement on a list of investment options offered by a broker or dealer, or the ability to assist in training and educating the broker’s or dealer’s registered representatives. The Additional Compensation may differ among brokers or dealers in amount or in the amount of calculation. Payments of Additional Compensation may be fixed dollar amounts or based on the aggregate value of outstanding Shares held by Shareholders introduced by the broker or dealer, or determined in some other manner. The receipt of Additional Compensation by a selling broker or dealer may create potential conflicts of interest between an investor and its broker or dealer who is recommending the Fund over other potential investments.
ERISA PLANS AND OTHER
TAX-EXEMPT ENTITIES
Investors subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”) and other tax-exempt entities, including employee benefit plans, individual retirement accounts (“IRAs”), 401(k) plans and Keogh plans, may purchase Shares. Because the Fund is registered as an investment company under the 1940 Act, the underlying assets of the Fund will not be considered to be “plan assets” of the ERISA plans and plans subject to Section 4975 of the Code investing in the Fund for purposes of ERISA’s fiduciary responsibility and prohibited transaction rules and the prohibited transaction rules in Section 4975 of the Code. Thus, none of the Fund or the Advisers will be a fiduciary within the meaning of ERISA or Section 4975 of the Code with respect to the assets of any ERISA plan or plan subject to Section 4975 of the Code that becomes a Shareholder, solely as a result of such plan’s investment in the Fund. See “ERISA Considerations.”
UNLISTED CLOSED-END INTERVAL FUND
STRUCTURE
The Fund has been organized as a continuously offered, diversified closed-end management investment company. Closed-end funds differ from open-end funds (commonly known as mutual funds) in that investors in closed-end funds do not have the right to redeem their shares on a daily basis. Unlike most closed-end funds, which typically list their shares on a securities exchange, the Fund does not currently intend to list the Shares for trading on any securities exchange, and the Fund does not expect any secondary market to develop for the Shares in the foreseeable future. Therefore, an investment in the Fund, unlike an investment in a typical

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closed-end fund, is not a liquid investment. To provide some liquidity to Shareholders, the Fund will be operated as an “interval fund” and conduct quarterly repurchase offers for a limited amount of the Fund’s Shares (at least 5%).
The Fund believes that an unlisted closed-end structure is most appropriate for the long-term nature of the Fund’s strategy. With event-driven strategies or similar types of investments, the ability to hold positions — through all manner of market environments — until the occurrence of the anticipated event or catalyst that unlocks value is crucial. Features that interfere with this ability (such as daily redemptions permitted by open-end funds that can require the premature sale of investments) could impair the Fund’s ability to execute its investment strategy. Accordingly, an unlisted closed-end structure helps the Fund achieve its investment objective. The Fund’s NAV per Share may be volatile. As the Shares are not traded, investors will not be able to dispose of their investment in the Fund no matter how poorly the Fund performs. Because exchange-traded closed-end funds also do not redeem Shares, they also could execute the Fund’s buy-and-hold strategy. Because an exchange-traded closed-end fund’s shares can trade at a discount to NAV, they may present a more attractive opportunity to investors.
SHARE CLASSES
The Fund currently offers seven different classes of Shares: Class A, Class C, Class I, Class L, Class U, Class U-2 and Class W Shares. The Fund began continuously offering its Shares on January 3, 2017. As of July 11, 2017, the Fund simultaneously redesignated its issued and outstanding Shares as Class A Shares and created its Class C, Class I and Class L Shares. As of December 4, 2018, the Fund created its Class U and Class W Shares. As of March 31, 2020, the Fund created its Class U-2 Shares. An investment in any Share class of the Fund represents an investment in the same assets of the Fund. However, the purchase restrictions and ongoing fees and expenses for each Share class are different. The fees and expenses for the Fund are set forth in “Summary of Fees and Expenses.” If you have hired an intermediary and are eligible to invest in more than one class of Shares, the intermediary may help determine which Share class is appropriate for you. When selecting a Share class, you should consider which Share classes are available to you, how much you intend to invest, how long you expect to own Shares, and the total costs and expenses associated with a particular Share class. The Fund offers Class A Shares, Class C Shares, Class I Shares, Class L Shares, Class U Shares and Class U-2 Shares through different prospectuses. Investors eligible to purchase Class I Shares may convert Class W Shares to Class I Shares. See “Plan of Distribution.”
Each investor’s financial considerations are different. You should speak with your financial advisor to help you decide which Share class is best for you. Not all Financial Intermediaries offer all classes of Shares. If your Financial Intermediary offers more than one class of Shares, you should carefully consider which class of Shares to purchase.

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VALUATIONS
The Board has designated the Adviser as the Fund’s “valuation designee” for purposes of Rule 2a-5 under the 1940 Act. The Adviser is responsible for the fair valuation of the Fund’s portfolio investments for which market quotations are not readily available, subject to the oversight of the Board and as determined in good faith pursuant to the Adviser’s valuation policy and consistently applied valuation process. Pursuant to the portfolio valuation process set forth in the Adviser’s valuation policy, the Adviser may utilize independent third-party pricing services and independent third-party valuation services. Portfolio securities and other assets for which market quotes are readily available are valued at market value. In circumstances where market quotes are not readily available, the Adviser has adopted methods for determining the fair value of such securities and other assets. The Fund determines NAV per Share in accordance with the methodology described in the valuation policy and related procedures. Valuations of Fund investments are disclosed in reports publicly filed with the SEC.
The Adviser will provide the Board with periodic reports, no less than quarterly, that discuss the functioning of the valuation process, if applicable to that period, and that identify issues and valuation problems that have arisen, if any. See “Determination of Net Asset Value.”
SHARE REPURCHASE
PROGRAM
The Shares have no history of public trading, nor is it intended that the Shares will be listed on a public exchange at this time. No secondary market is expected to develop for the Fund’s Shares.
The Fund is an “interval fund,” a type of fund which, to provide some liquidity to Shareholders, makes quarterly offers to repurchase between 5% and 25% of its outstanding Shares at NAV, pursuant to Rule 23c-3 under the 1940 Act, unless such offer is suspended or postponed in accordance with regulatory requirements (as discussed below). In connection with any given repurchase offer, it is expected the Fund will offer to repurchase only the minimum amount of 5% of its outstanding Shares. Quarterly repurchases occur in the months of March, June, September and December. The offer to purchase Shares is a fundamental policy that may not be changed without the vote of the holders of a majority of the Fund’s outstanding voting securities (as defined in the 1940 Act). Written notification of each quarterly repurchase offer (the “Repurchase Offer Notice”) is sent to Shareholders at least 21 calendar days before the repurchase request deadline (i.e., the date by which Shareholders can tender their Shares in response to a repurchase offer) (the “Repurchase Request Deadline”). The Fund expects to determine the NAV applicable to repurchases on the Repurchase Request Deadline. However, the NAV will be calculated no later than the 14th calendar day (or the next business day if the 14th calendar day is not a business day) after the Repurchase Request Deadline (the “Repurchase Pricing Date”). The Fund expects to distribute

15

payment to Shareholders between one and three business days after the Repurchase Pricing Date and will distribute such payment no later than seven calendar days after such Date. The Fund’s Shares are not listed on any securities exchange, and the Fund anticipates that no secondary market will develop for its Shares. Accordingly, you may not be able to sell Shares when and/or in the amount that you desire. Thus, the Shares are appropriate only as a long-term investment. In addition, the Fund’s repurchase offers may subject the Fund and Shareholders to special risks. See “Types of Investments and Related Risks — Repurchase Offers Risks.”
SUMMARY OF TAXATION
The Fund has elected to be treated for U.S. federal income tax purposes, and intends to qualify annually, as a regulated investment company (“RIC”) under Subchapter M of the Code. As a RIC, the Fund generally will not be subject to corporate-level U.S. federal income taxes on any net ordinary income or capital gains that is currently distributed as dividends for U.S. federal income tax purposes to Shareholders, as applicable. To qualify and maintain its qualification as a RIC for U.S. federal income tax purposes, the Fund is required to meet certain specified source-of-income and asset diversification requirements and is required to distribute dividends for U.S. federal income tax purposes of an amount at least equal to 90% of the sum of its net ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses each tax year to Shareholders, as applicable. See “Distributions” and “Tax Aspects.”
FISCAL YEAR
For accounting purposes, the Fund’s fiscal year is the 12-month period ending on December 31.
REPORTS TO SHAREHOLDERS
As soon as practicable after the end of each calendar year, a statement on Form 1099-DIV identifying the sources of the distributions paid by the Fund to Shareholders for tax purposes will be furnished to Shareholders subject to Internal Revenue Service (“IRS”) reporting. In addition, the Fund will prepare and transmit to Shareholders an unaudited semi-annual and an audited annual report within 60 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act.
RISK FACTORS
Investing in the Fund involves risks, including the risk that a Shareholder may receive little or no return on their investment or that a Shareholder may lose part or all of their investment. Below is a summary of some of the principal risks of investing in the Fund. For a more complete discussion of the risks of investing in the Fund, see “Types of Investments and Related Risks.” Shareholders should consider carefully the following principal risks before investing in the Fund:
•
Unlike most closed-end funds, the Fund’s Shares will not be listed on any securities exchange;

•
Although the Fund has implemented a quarterly share repurchase program, there is no guarantee

16

that an investor will be able to sell all of the Shares that the investor desires to sell. The Fund should therefore be considered to offer limited liquidity;
•
The capital markets may experience periods of disruption and instability. Such market conditions may materially and adversely affect debt and equity capital markets, which may have a negative impact on the Fund’s business and operations;

•
If a Shareholder is able to sell its Shares outside of the quarterly repurchase process, the Shareholder likely will receive less than its purchase price and the then current NAV per Share;

•
The Fund’s distributions may be funded from offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to the Fund for investment. Any capital returned to Shareholders through distributions will be distributed after payment of fees and expenses, as well as the sales load;

•
A return of capital to Shareholders is a return of a portion of their original investment in the Fund, thereby reducing the tax basis of their investment. As a result from such reduction in tax basis, Shareholders may be subject to tax in connection with the sale of Shares, even if such Shares are sold at a loss relative to the Shareholder’s original investment;

•
The Fund’s investments in securities and other obligations of companies that are experiencing distress involve a substantial degree of risk, require a high level of analytical sophistication for successful investment, and require active monitoring;

•
Below investment grade instruments (also known as “junk bonds”) have predominantly speculative characteristics and may be particularly susceptible to economic downturns, which could cause losses;

•
Certain investments may be exposed to the credit risk of the counterparties with whom the Fund deals;

•
The valuation of securities or instruments that lack a central trading place (such as fixed-income securities or instruments) may carry greater risk than those that trade on an exchange;

•
It is expected that most of the securities and instruments held by the Fund will not trade on an exchange;

•
The value of convertible securities may be adversely affected by changes in interest rates, as well as the market price and volatility of the underlying security;

17

•
Derivative investments have risks, including the imperfect correlation between the value of such instruments and the underlying assets of the Fund;

•
The Fund may be materially adversely affected by market, economic and political conditions, public health emergencies such as epidemics and pandemics, wars and supply chain disruptions, globally and in the jurisdictions and sectors in which the Fund invests;

•
Non-U.S. securities may be traded in undeveloped, inefficient and less liquid markets and may experience greater price volatility and changes in value;

•
Changes in foreign currency exchange rates may adversely affect the U.S. dollar value of and returns on foreign denominated investments;

•
Credit intermediation involving entities and activities outside the regular banking system (i.e., the “shadow banking system” in Europe) could result in increased regulatory and operating costs, which could adversely affect the implementation of the Fund’s investment strategies, income and returns;

•
U.S. and global markets recently have experienced increased volatility and inflation;

•
Legal and regulatory changes could occur, which may materially adversely affect the Fund;

•
The Fund’s ability to grow depends on its ability to raise capital;

•
The Fund utilizes leverage, including through the use of Preferred Shares, which magnifies the potential for gain or loss on amounts invested, subjects the Fund to certain covenants with which it must comply and may increase the risk of investing with the Fund;

•
The Fund operates in a highly competitive market for investment opportunities;

•
The Fund is exposed to risks associated with changes in interest rates;

•
The Fund’s financial condition and results of operations could be negatively affected if a significant investment fails to perform as expected;

•
There are significant and potential conflicts of interest that could impact the Fund’s investment returns;

•
To qualify and remain eligible for the special tax treatment accorded to RICs and their shareholders under the Code, the Fund must meet certain source-of-income, asset diversification and annual

18

distribution requirements, and failure to do so could result in the loss of RIC status.
Accordingly, the Fund should be considered a speculative investment that entails substantial risks, and a prospective investor should invest in the Fund only if they can sustain a complete loss of their investment.

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SUMMARY OF FEES AND EXPENSES
The following table illustrates the aggregate fees and expenses that the Fund expects to incur and that Shareholders can expect to bear directly or indirectly if they buy and hold Shares.
SHAREHOLDER TRANSACTION EXPENSES (fees paid directly from your investment)	W Share
Maximum sales load imposed on purchases(1)	3.00%
Maximum contingent deferred sales charge	None
ANNUAL FUND EXPENSES(2) (expenses that you pay each year as a percentage of projected average net assets attributable to Shares, assuming the use of leverage)
Management fee(3)	1.82%
Incentive fee(4)	1.74%
Interest payments on borrowed funds(5)	2.57%
Other expenses(6)
Shareholder servicing fee	None
Distribution fee(7)	0.50%
Remaining other expenses	0.56%
Total annual fund expenses	7.19%

(1)
Investors purchasing Class W Shares may be charged a sales load of up to 3.00% of the investor’s subscription. The table assumes the maximum sales load is charged. The Distributor may, in its discretion, waive all or a portion of the sales load for certain investors. See “Plan of Distribution.”

(2)
This table assumes that the Fund borrows money for investment purposes at an average amount of 44.57% of its net assets (the actual average amount of its borrowings, including outstanding Preferred Shares, during the fiscal year ended December 31, 2023).

(3)
The Management Fee paid by the Fund is calculated at the annual rate of 1.25% of the average daily value of the Fund’s Managed Assets which includes assets purchased with borrowed money. The table above assumes that the Fund borrows money for investment purposes at an average amount of 44.57% of its net assets (the actual average amount of its borrowings, including outstanding Preferred Shares, during the fiscal year ended December 31, 2023). The Management Fee estimate in the table is greater than 1.25% since it is computed as a percentage of the Fund’s net assets for presentation therein. In addition, if the Fund’s leverage exceeds this 44.57% borrowings-to-net assets ratio through additional borrowings (including the issuance of additional Preferred Shares), then the Management Fee in relation to its net assets would be higher than the estimate presented in the table.

(4)
The Fund anticipates that it may have interest income that could result in the payment of an Incentive Fee to the Adviser during certain periods. However, the Incentive Fee is based on the Fund’s performance and will not be paid unless the Fund achieves certain performance targets. The Fund expects the Incentive Fee the Fund pays to increase to the extent the Fund earns greater interest income through its investments. The Incentive Fee is calculated and payable quarterly in arrears based upon “pre-incentive fee net investment income” attributable to each class of the Fund’s Shares for the immediately preceding fiscal quarter, and is subject to a hurdle rate, expressed as a rate of return on each class’s average daily net asset value (calculated in accordance with GAAP), equal to 1.50% per quarter, or an annualized hurdle rate of 6.00%, subject to a “catch-up” feature. The amount presented in this table reflects the Incentive Fee incurred as a percent of average net assets for the fiscal year ended December 31, 2023. See “Management and Incentive Fees” for a full explanation of how the Incentive Fee is calculated.

(5)
The amount shown in the table above is based on the assumption that the Fund borrows money for investment purposes at an average amount of 44.57% of its net assets (the actual average amount of its borrowings, including outstanding Preferred Shares, during the fiscal year ended December 31, 2023), at an estimated annual interest rate cost to the Fund of 5.82%, which is the weighted average interest rate cost during the fiscal year ended December 31, 2023, including dividends payable on the

20

Fund’s MRP Shares, which, in the aggregate, have an average interest rate of 3.72% per annum as of December 31, 2023. The actual amount of interest expense borne by the Fund will vary over time in accordance with the level of the Fund’s use of borrowings and/or Preferred Shares and variations in market interest rates. Interest payments on borrowed funds are required to be treated as an expense of the Fund for accounting purposes. See “Types of Investments and Related Risks — Risks Associated with the Use of Leverage.”

(6)
Other expenses include accounting, legal and auditing fees of the Fund, and offering costs, as well as the reimbursement of the compensation of administrative personnel and fees payable to the Independent Trustees. Other expenses are estimated for the current fiscal year based on the Fund’s fees and expenses for the fiscal year ended December 31, 2023.

(7)
Class W Shares will pay to the Distributor a Distribution Fee that will accrue at an annual rate equal to 0.50% of the average daily net assets attributable to Class W Shares and is payable on a quarterly basis. See “Plan of Distribution.”

Example:
The following example demonstrates the projected dollar amount of total expenses that would be incurred over various periods with respect to a hypothetical investment in Shares. In calculating the following expense amounts, the Fund has assumed its direct and indirect annual operating expenses would remain at the percentage levels set forth in the table above and do not include any expense support from the Adviser.
An investor would pay the following expenses on a $1,000 investment, assuming a 5.0% annual return:
Share Class	1 Year	3 Years	5 Years	10 Years
Class W	$99	$232	$360	$656
The example and the expenses in the tables above should not be considered a representation of the Fund’s future expenses, and actual expenses may be greater or less than those shown. While the example assumes a 5.0% annual return, as required by the SEC, the Fund’s performance will vary and may result in a return greater or less than 5.0%. For a more complete description of the various fees and expenses borne directly and indirectly by the Fund, see “Fund Expenses” and “Management and Incentive Fees.”

21

FINANCIAL HIGHLIGHTS
The financial highlights table is intended to help you understand the Fund’s financial performance. The information for the periods below has been derived from the Fund’s financial statements, which have been audited by Ernst & Young LLP, an independent registered public accounting firm, whose report, along with this information and additional Fund performance and portfolio information, appears in the Fund’s Annual Report dated December 31, 2023, and is incorporated by reference into the Statement of Additional Information. To request the Fund’s Annual Report, please call 888-729-4266. The table below sets forth financial data for one Class W Share throughout the periods presented.
CION Ares Diversified Credit Fund
Financial Highlights
(in thousands, except per share data, percentages and as otherwise noted)
	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022	For the Year Ended December 31, 2021	For the Year Ended December 31, 2020
Class W
Per share data:
Net asset value, beginning of period	$24.11	$26.03	$25.27	$25.92
Income from investment operations:
Net investment income(a)	2.47	1.62	1.58	1.50
Net realized and unrealized gains (losses)	0.61	(2.10)	0.57	(0.75)
Total income (loss) from investment operations	3.08	(0.48)	2.15	0.75
Less distributions declared to shareholders:
From net investment income	(1.96)	(1.44)	(1.39)	(1.40)
Total distributions	(1.96)	(1.44)	(1.39)	(1.40)
Net asset value, end of period	$25.23	$24.11	$26.03	$25.27
Total return, excluding expense support(b)	13.28%	(1.91)%	8.73%	3.35%
Total return, including expense support(b)	13.28%	(1.91)%	8.73%	3.35%
Ratios to average net assets/supplemental data:
Net assets, end of period	$34,213	$32,160	$38,688	$39,831
Including interest expense:
Expenses, excluding expense support(d)(g)	7.19%(h)	5.03%(h)	3.39%(h)	3.65%
Expenses, including expense support(d)(f)(g)	7.19%(h)	5.03%(h)	3.39%(h)	3.65%
Excluding interest expense:
Expenses, excluding expense support(d)(g)	4.62%	3.53%	2.75%	3.14%
Expenses, including expense support(d)(f)(g)	4.62%	3.53%	2.75%	3.14%
Net investment income(d)	10.03%	6.45%	6.17%	6.23%
Portfolio turnover rate	30.64%	38.16%	43.72%	59.77%

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	For the Period Ended December 31, 2019*	For the Period from December 21, 2018 (commencement of operations) to October 31, 2019
Class W
Per share data:
Net asset value, beginning of period	$25.44	$25.03
Income from investment operations:
Net investment income(a)	0.25	1.23
Net realized and unrealized gains (losses)	0.46	0.38
Total income (loss) from investment operations	0.71	1.61
Less distributions declared to shareholders:
From net investment income	(0.23)	(1.20)
Total distributions	(0.23)	(1.20)
Net asset value, end of period	$25.92	$25.44
Total return, excluding expense support(b)	2.82%	7.00%
Total return, including expense support(b)	2.82%	6.25%
Ratios to average net assets/supplemental data:
Net assets, end of period	$39,449	$38,423
Including interest expense:
Expenses, excluding expense support(d)(g)	4.28%(e)	4.73%(e)
Expenses, including expense support(d)(f)(g)	4.28%(e)	5.47%(e)
Excluding interest expense:
Expenses, excluding expense support(d)(g)	3.59%(e)	3.65%(e)
Expenses, including expense support(d)(f)(g)	3.59%(e)	4.39%(e)
Net investment income(d)	4.97%(e)	5.14%(e)
Portfolio turnover rate	5.42%(c)	63.58%(c)

*
For the two month period ended December 31, 2019.

(a)
Per share net investment income has been calculated using the average shares outstanding during the period.

(b)
Based on net asset value per share. Distributions, if any, are assumed for purposes of this calculation to be reinvested at prices obtained under the Fund’s Dividend Reinvestment Plan. Total return is not annualized for periods less than one year. Total return excludes or includes, as noted, expense support provided or (recouped) by the Adviser.

(c)
Not annualized.

(d)
Includes organizational and offering costs, where applicable.

(e)
Annualized, except for certain non-recurring costs.

(f)
Includes expense support provided or (recouped) by the Adviser.

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(g)
For the periods presented below, the ratio of operating expenses to average net assets consisted of the following:

	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022	For the Year Ended December 31, 2021	For the Year Ended December 31, 2020
Base management fees	1.82%	1.77%	1.58%	1.54%
Income based incentive fees	1.74%	0.70%	0.06%	0.03%
Cost of borrowing	2.57%	1.50%	0.64%	0.50%
Net expense support	—%	—%	—%	—%
Other operating expenses	1.06%	1.06%	1.11%	1.58%
Total operating expenses	7.19%	5.03%	3.39%	3.65%
	For the Period Ended December 31, 2019*	For the Period from December 21, 2018 (commencement of operations) to October 31, 2019
Base management fees	1.56%	1.57%
Income based incentive fees	—%	—%
Cost of borrowing	0.68%	0.91%
Net expense support	—%	0.74%
Other operating expenses	2.03%	2.24%
Total operating expenses	4.27%	5.47%

(h)
Includes stated dividends and amortization of deferred issuance costs on the MRP Shares.

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SENIOR SECURITIES
Information about the Fund’s senior securities as of December 31, 2023, December 31, 2022, December 31, 2021, December 31, 2020, December 31, 2019 and October 31, 2019 is shown in the following table. There were no senior securities outstanding as of October 31, 2018 or October 31, 2017. The information contained in the following table is derived from the Fund’s Annual Report dated December 31, 2023.
Class and Period Ended	Total Amount Outstanding Exclusive of Treasury Securities(a) (in thousands)	Asset Coverage Per Unit(b)	Involuntary Liquidating Preference Per Unit(c)	Average Market Value Per Unit(d)
Revolving Credit Facility (Wells Fargo Bank, N.A.)
December 31, 2023	$426,117	$6,200	—	N/A
December 31, 2022	348,844	5,299	—	N/A
December 31, 2021	225,664	6,461	—	N/A
December 31, 2020	77,025	6,233	—	N/A
December 31, 2019	19,054	5,383	—	N/A
October 31, 2019	19,397	3,847	—	N/A
Revolving Credit Facility (State Street Bank and Trust Company)
December 31, 2023	$246,939	$6,200	—	N/A
December 31, 2022	317,201	5,299	—	N/A
December 31, 2021	176,803	6,461	—	N/A
December 31, 2020	111,283	6,233	—	N/A
December 31, 2019	110,387	5,383	—	N/A
October 31, 2019	142,357	3,847	—	N/A
Mandatory Redeemable Preferred Shares*
December 31, 2023	$570,000	$86.35	$25.00	N/A
December 31, 2022	420,000	81.52	25.00	N/A
December 31, 2021	300,000	93.11	25.00	N/A
Secured Borrowings
December 31, 2023	$6,548	$6,200	—	N/A
December 31, 2022	5,776	5,299	—	N/A
December 31, 2021	5,776	6,461	—	N/A
December 31, 2020	650	6,233	—	N/A
December 31, 2019	314	5,383	—	N/A
October 31, 2019	349	3,847	—	N/A

*
There were no mandatory redeemable preferred shares outstanding as of December 31, 2020, December 31, 2019 and October 31, 2019.

(a)
Total amount of each class of senior securities outstanding at principal value at the end of the period presented.

(b)
The asset coverage ratio for a class of senior securities representing indebtedness is calculated as our consolidated total assets, less all liabilities and indebtedness not represented by senior securities, divided by total senior securities representing indebtedness as calculated separately for each of the Preferred Shares and the credit facilities in accordance with Section 18(h) of the 1940 Act. With respect to the Preferred Shares, the asset coverage per unit figure is expressed in terms of dollar amounts per share of

25

outstanding Preferred Shares (based on a per share liquidation preference of $25). With respect to the credit facilities, the asset coverage ratio is multiplied by $1,000 to determine the “Asset Coverage Per Unit”.

(c)
The amount to which such class of senior security would be entitled upon our involuntary liquidation in preference to any security junior to it. The “— ” in this column indicates that the SEC expressly does not require this information to be disclosed for certain types of senior securities.

(d)
Not applicable to senior securities outstanding as of period end.

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THE FUND
The Fund is a diversified, closed-end management investment company that is registered under the 1940 Act. The Fund is operated as an “interval fund” and continuously offers its Shares. The Fund was organized as a Delaware statutory trust on June 21, 2016. The principal office of the Fund is located at 100 Park Avenue, 25th Floor, New York, NY 10017 and its telephone number is 212-418-4700.
The Fund’s investment objective is to provide superior risk-adjusted returns across various market cycles by investing in a diversified portfolio of liquid and illiquid asset classes. The Fund seeks to capitalize on market inefficiencies and relative value opportunities throughout the entire global credit spectrum.
The Fund invests primarily in a portfolio of directly originated loans, secured floating and fixed rate syndicated loans, corporate bonds, asset-backed securities, commercial real estate loans and other types of credit instruments, which, under normal circumstances, will represent at least 80% of the Fund’s Managed Assets. In addition, the Fund invests primarily in those countries where creditors’ rights are protected by law, such as countries in North America and Western Europe, although in select situations the Fund may invest in securities of issuers domiciled elsewhere. The geographic areas of focus are subject to change from time to time and may be changed without notice to Shareholders. There is no minimum or maximum limit on the amount of the Fund’s assets that may be invested in non-U.S. securities.
The Fund seeks to achieve its investment objective by employing an opportunistic, dynamic and untethered global credit investments strategy based on absolute and relative value considerations and its analysis of credit markets. It seeks risk-adjusted returns over full market cycles by creating and managing a portfolio with balanced exposures to multiple industry sectors and geographic regions, systematically allocating capital across multiple segments of the global fixed-income markets, including U.S. and non-U.S. credit instruments. For a further discussion of the Fund’s principal investment strategies, see “Investment Objective, Opportunities and Strategies.” There can be no assurance that the Fund will achieve its investment objective.
The Fund’s investment adviser is CAM. Ares Capital is the Fund’s investment sub-adviser. CAM oversees the management of the Fund’s activities and is responsible for making investment decisions for the Fund’s portfolio with recommendations and support from Ares Capital. See “The Adviser and Sub-Adviser.” Responsibility for monitoring and overseeing the Fund’s investment program, management and operation is vested in the individuals who serve on the Board.

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THE ADVISER AND SUB-ADVISER
CAM, an investment adviser registered with the SEC under the Advisers Act, serves as the Adviser. CAM is a joint venture between affiliates of Ares and CION and is controlled by Ares.
CION is a leading manager of alternative investment solutions that focuses on alternative credit strategies for individual investors. CION manages CION Investment Corporation (“CIC”), a leading publicly traded business development company with approximately $2.0 billion in total assets as of December 31, 2023, and sponsors, through CAM, the Fund. Its affiliated broker-dealer, CION Securities, provides distribution services and has entered into a wholesale marketing agreement with the Distributor and a dealer manager agreement with the Fund. The dealer manager arrangement is applicable only to certain share classes of the Fund.
Ares Capital, an investment adviser registered with the SEC under the Advisers Act, serves as the Sub-Adviser. Ares is a publicly traded, leading global alternative investment manager with over 2,850 employees. Ares had approximately $418.8 billion in assets under management (“AUM”) as of December 31, 2023, of which approximately $284.8 billion was related to its credit business, across a diverse platform that it manages on behalf of organizations including but not limited to pension and endowment funds, sovereign wealth funds, financial institutions, insurance companies and individual investors. In February 2024, Ares Capital announced that its special opportunities strategy, historically reported as a component of its private equity group, will be integrated into the credit group to align management of this strategy and will form the foundation for a new opportunistic credit strategy. Adjusted for this change, as of December 31, 2023, the credit group managed $299.4 billion in AUM.*

*
As of December 31, 2023, Ares AUM amounts include funds managed by Ivy Hill Asset Management, L.P., a wholly owned portfolio company of Ares Capital Corporation (“ARCC”) and an SEC-registered investment adviser.

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USE OF PROCEEDS
The proceeds from the sale of Shares, not including the amount of any applicable sales loads paid by investors net of the Fund’s fees and expenses, are invested by the Fund to pursue its investment program and strategies. The Fund expects to invest the proceeds obtained by it promptly after receipt of such proceeds.

29

INVESTMENT OBJECTIVE, OPPORTUNITIES AND STRATEGIES
Investment Objective
The Fund’s investment objective is to provide superior risk-adjusted returns across various market cycles by investing in a diversified portfolio of liquid and illiquid asset classes. The Fund seeks to capitalize on market inefficiencies and relative value opportunities throughout the entire global credit spectrum. There can be no assurance that the Fund will achieve its investment objective.
Investment Opportunities and Strategies
The Fund invests primarily in a portfolio of directly originated loans, secured floating and fixed rate syndicated loans, corporate bonds, asset-backed securities, commercial real estate loans and other types of credit instruments, which, under normal circumstances, will represent at least 80% of the Fund’s Managed Assets. For purposes of this policy, “credit instruments” may include commercial real estate mezzanine loans, real estate mortgages, distressed securities, notes, bills, debentures, bank loans, convertible and preferred securities, government and municipal obligations. The Fund may also invest in foreign instruments and illiquid and restricted securities.
Opportunistic, Flexible, Untethered Credit Investments Strategy.   The Advisers intend to employ an opportunistic, flexible and untethered global credit investments strategy based on absolute and relative value considerations and their analysis of the credit markets. The Advisers seek risk-adjusted returns over full market cycles by creating and managing a portfolio with balanced exposures to multiple industry sectors and geographic regions. The Advisers will make tactical allocations of assets across multiple segments of the global fixed-income markets, including U.S. and non-U.S. credit instruments. It is anticipated that most of the Fund’s investments will be rated below investment grade or would be rated below investment grade if they were rated. Non-investment grade fixed income securities, also known as “junk bonds”, are considered speculative. Some of the credit instruments will have no credit rating at all. The Fund is untethered to benchmark-specific guidelines, thereby providing the Advisers with significant latitude to invest where they see opportunities and to reduce exposure to areas where they see less value or heightened downside risks.
Relative Value Focus.   A primary driver of the Fund’s investment strategy will be a relative value focus whereby the Advisers seek to identify market dislocations caused by, among other factors, (i) significant corporate transactional events, such as spinoffs, mergers and acquisitions, industry consolidations, liquidations, reorganizations, bankruptcies, recapitalizations and share buybacks and other extraordinary corporate transactions; (ii) market inefficiencies resulting from the misunderstanding by the broader investment community of a particular company or industry, which misunderstanding results in the income of such investment reflecting a higher risk premium or the market price of such investment reflecting a lower value than is deemed warranted by the Advisers and; (iii) companies experiencing financial stress resulting in a mispricing of their securities either because such securities pay higher income due to perceived risk or trade at a significant discount to fair value whereby the underlying asset values limit downside risk and offer meaningful upside potential; and (iv) sell-offs in one or more of the relevant credit markets.
Access to Ares Transaction Flow.   The Advisers intend to benefit from the market presence, scale, infrastructure and demonstrated investment experience of Ares to gain access to transaction flow and a broad set of investment opportunities across the non-investment grade credit spectrum. Unlike many other alternative investment managers, Ares operates in a fully integrated manner and encourages frequent collaboration among its investment professionals. This unique approach allows Ares to draw from the collective market insight, industry expertise, contacts and experience of its approximately 990 investment professionals around the world.
The Fund intends to focus on what the Advisers believe are the broader Ares platform’s most attractive investment ideas and allocate investments sourced from Ares’s multi-billion dollar credit platform to achieve its investment objective. As such, the Advisers have the flexibility to invest where they see opportunities, based on their extensive credit research expertise and analysis of the relevant credit markets, in a variety of credit instruments with varying yield and risk profiles. Many investment vehicles available for retail investors do not include certain asset classes that the Fund will invest in such as private asset-backed investments and directly originated loans, and therefore the Fund offers a differentiated investment opportunity to the retail investor base.

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Active Monitoring and Investing, with Bottom-Up and Top-Down Credit Analysis by Deep and Experienced Team.   The Advisers will actively construct and manage a portfolio of credit investments and, as necessary, periodically rebalance the Fund’s allocation of assets among different types of credit investments utilizing the Advisers’ strategies to seek to optimize the Fund’s allocation to achieve the Fund’s investment objective under the market conditions existing at such time.
With respect to each investment opportunity, the Advisers intend to take a bottom-up and top-down approach to their credit analysis that will focus on each individual investment as well as global macroeconomic factors and the industry in which the subject entity operates. The Advisers’ investment process will be rigorous, proactive and continuous, and will emphasize team management. Close monitoring of each investment in the portfolio provides the basis for making buy, sell and hold decisions. In managing the Fund’s portfolio, the Advisers will utilize their and the broader Ares platform’s deep and experienced teams of credit specialists to analyze investments and engage in regular and periodic monitoring of credit risk with a goal toward the early identification, and sale, of credit instruments and other investments with potential credit problems. This monitoring process may include reviewing (i) an issuer’s financial resources and operating history; (ii) a comparison of an issuer’s current operating results with the Advisers’ initial investment thesis for the investment and initial expectations for the performance of the obligation; (iii) an issuer’s sensitivity to economic conditions; (iv) the performance of an issuer’s management; (v) an issuer’s debt maturities and borrowing requirements; (vi) an issuer’s interest and asset coverage; and (vii) the relative value of an investment based on an issuer’s anticipated cash flow or where other comparable assets are trading in the market.
Portfolio Composition
The Fund’s portfolio will consist of some combination of the following types of investments:
Direct Lending.   The Fund may invest in first lien senior secured loans (including “unitranche” loans, which are loans that combine both senior and mezzanine debt, generally in a first lien position), second lien senior secured loans and mezzanine debt, which in some cases includes an equity component, of U.S. and European middle-market companies, where the Advisers believe the supply of primary capital is limited and the investment opportunities are most attractive. These investments are typically made to companies with annual EBITDA between $10 million and $250 million. As used herein, EBITDA represents net income before net interest expense, income tax expense, depreciation and amortization.
Syndicated Corporate Loans.   Syndicated Loans generally hold the most senior position in the capital structure of a Borrower, are typically secured with specific collateral and have a claim on the assets and/or stock of the Borrower that is senior to that held by unsecured creditors, subordinated debt holders and holders of equity of the Borrower. Typically, in order to borrow money pursuant to a Syndicated Loan, a Borrower will, for the term of the Syndicated Loan, pledge collateral (subject to typical exceptions), including but not limited to (i) working capital assets, such as accounts receivable and inventory; (ii) tangible fixed assets, such as real property, buildings and equipment; (iii) intangible assets, such as trademarks and patent rights; and (iv) security interests in shares of stock of subsidiaries or affiliates. In the case of Syndicated Loans made to non-public companies, the company’s shareholders or owners may provide collateral in the form of secured guarantees and/or security interests in assets that they own. In many instances, a Syndicated Loan may be secured only by stock in the Borrower or its subsidiaries. Collateral may consist of assets that may not be readily liquidated, and there is no assurance that the liquidation of such assets would satisfy fully a Borrower’s obligations under a Syndicated Loan.
A Borrower must comply with various covenants contained in a loan agreement or note purchase agreement between the Borrower and the holders of the Syndicated Loan (the “Loan Agreement”). In a typical Syndicated Loan, an administrative agent (the “Agent”) administers the terms of the Loan Agreement. In such cases, the Agent is normally responsible for the collection of principal and interest payments from the Borrower and the apportionment of these payments to the credit of all institutions that are parties to the Loan Agreement. The Fund will generally rely upon the Agent or an intermediate participant to receive and forward to the Fund its portion of the principal and interest payments on the Syndicated Loan. Additionally, the Fund normally will rely on the Agent and the other loan investors to use appropriate credit remedies against the Borrower. The Agent is typically responsible for monitoring compliance with covenants contained in the Loan Agreement based upon reports prepared by the Borrower. The Agent may monitor the value of the collateral and, if the value of the collateral declines, may accelerate the Syndicated

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Loan, may give the Borrower an opportunity to provide additional collateral or may seek other protection for the benefit of the participants in the Syndicated Loan. The Agent is compensated by the Borrower for providing these services under a Loan Agreement, and such compensation may include special fees paid upon structuring and funding the Syndicated Loan and other fees paid on a continuing basis.
Syndicated Loans typically have rates of interest that are determined daily, monthly, quarterly or semi-annually by reference to a base lending rate, plus a premium or credit spread. As a result, as short-term interest rates increase, interest payable to the Fund from its investments in Syndicated Loans should increase, and as short-term interest rates decrease, interest payable to the Fund from its investments in Syndicated Loans should decrease. These base lending rates are primarily SOFR or another reference rate, and secondarily the prime rate offered by one or more major U.S. banks and the certificate of deposit rate or other base lending rates used by commercial lenders.
Although not initially a principal investment strategy, the Fund may purchase and retain in its portfolio Syndicated Loans where the Borrower has experienced, or may be perceived to be likely to experience, credit problems, including involvement in or recent emergence from bankruptcy court proceedings or other forms of debt restructuring. Such distressed investments may provide opportunities for enhanced income as well as capital appreciation, although they also will be subject to greater risk of loss. At times, in connection with the restructuring of a Syndicated Loan either outside of bankruptcy court or in the context of bankruptcy court proceedings, the Fund may determine or be required to accept equity securities or junior credit securities in exchange for all or a portion of a Syndicated Loan.
In the process of buying, selling and holding Syndicated Loans, the Fund may receive and/or pay certain fees. These fees are in addition to interest payments received and may include facility fees, commitment fees, amendment fees, commissions and prepayment penalty fees. On an ongoing basis, the Fund may receive a commitment fee based on the undrawn portion of the underlying line of credit portion of a Syndicated Loan. In certain circumstances, the Fund may receive a prepayment penalty fee upon the prepayment of a Syndicated Loan by a Borrower. Other fees received by the Fund may include covenant waiver fees, covenant modification fees or other amendment fees.
Corporate Bonds.   An issuer of Corporate Bonds typically pays the investor a fixed rate of interest and must repay the amount borrowed on or before maturity. The investment return of Corporate Bonds reflects interest on the security and changes in the market value of the security. The market value of a Corporate Bond generally may be expected to rise and fall inversely with interest rates. The value of intermediate- and longer-term Corporate Bonds normally fluctuates more in response to changes in interest rates than does the value of shorter-term Corporate Bonds. The market value of a Corporate Bond also may be affected by investors’ perceptions of the creditworthiness of the issuer, the issuer’s performance and perceptions of the issuer in the market place. There is a risk that the issuers of Corporate Bonds may not be able to meet their obligations on interest or principal payments at the time called for by an instrument. The Fund may utilize various types of Derivatives, including swaps, for the purpose of gaining exposure to Corporate Bonds.
Structured Credit.   The Fund may invest in asset-backed opportunities across broad sectors such as consumer and commercial specialty finance and corporate credit. The Fund will target investment opportunities that are directly originated and privately negotiated that may include (i) financings secured by pools of consumer loans, commercial loans or real estate assets; (ii) the outright purchase of pools of consumer loans, commercial loans or real estate assets; and (iii) debt and equity investments in U.S.-dollar-denominated CLOs that are primarily backed by corporate leveraged loans issued to primarily U.S. CLOs, as well as Euro-denominated CLOs that are backed primarily by corporate leveraged loans issued to primarily European CLOs. The investments in the “equity” of structured credit products (including CLOs) refers to the Residual Tranche.
The CLO equity tranches (or other similar junior tranches) and privately issued asset-backed securities in which the Fund invests may be highly leveraged, which magnifies the Fund’s risk of loss on such investments.
Stressed Investments.   The Fund may invest in preferred or common shares, or other instruments, of companies undergoing, or that have recently completed, bankruptcies, reorganizations, insolvencies, liquidations or other fundamental changes or similar proceedings or other Stressed Issuers. In any investment opportunity involving any such type, there exists the risk that the contemplated transaction either will be

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unsuccessful, will take considerable time or will result in a distribution of cash or new securities, the value of which will be less than the purchase price to the Fund of the securities or other financial instruments in respect of which such distribution is received. Similarly, if an anticipated transaction does not in fact occur, the Fund may be required to sell its investment at a loss. The consummation of such transactions can be prevented or delayed by a variety of factors, including but not limited to (i) intervention of a regulatory agency; (ii) market conditions resulting in material changes in securities prices; (iii) compliance with any applicable bankruptcy, insolvency or securities laws; and (iv) the inability to obtain adequate financing. Because there is substantial uncertainty concerning the outcome of transactions involving financially troubled companies in which the Fund intends to invest, there is a potential risk of loss by the Fund of its entire investment in such companies.
Commercial Real Estate Loans.
Senior Mortgage Loans:   These mortgage loans are typically secured by first liens on commercial properties, including the following property types: office, multifamily, retail, industrial, hospitality and mixed-use. In some cases, first lien mortgages may be divided into an A-Note and a B-Note. The A-Note is typically a privately negotiated loan that is secured by a first mortgage on a commercial property or group of related properties that is senior to a B-Note secured by the same first mortgage property or group.
Subordinated Debt:   These loans may include structurally subordinated first mortgage loans and junior participations in first mortgage loans or participations in these types of assets. As noted above, a B-Note is typically a privately negotiated loan that is secured by a first mortgage on a commercial property or group of related properties and is subordinated to an A-Note secured by the same first mortgage property or group. The subordination of a B-Note or junior participation typically is evidenced by participations or intercreditor agreements with other holders of interests in the note. B-Notes are subject to more credit risk with respect to the underlying mortgage collateral than the corresponding A-Note.
Preferred Equity:   Real estate preferred equity investments are subordinate to first mortgage loans and are not collateralized by the property underlying the investment. As a holder of preferred equity, the Fund seeks to enhance its position with covenants that limit the activities of the entity in which the Fund has an interest and protect the Fund’s equity by obtaining an exclusive right to control the underlying property after an event of default, should such a default occur on the Fund’s investment.
Mezzanine Loans:   Like B-Notes, these loans are also subordinated, but are usually secured by a pledge of the borrower’s equity ownership in the entity that owns the property or by a second lien mortgage on the property. In a liquidation, these loans are generally junior to any mortgage liens on the underlying property, but senior to any preferred equity or common equity interests in the entity that owns the property. Investor rights are usually governed by intercreditor agreements.
Other Investment Strategies.   The Fund may also invest in distressed securities, notes, bills, debentures, bank loans, convertible and preferred securities, government and municipal obligations and other credit instruments with similar economic characteristics. In addition, from time to time, the Fund may invest in or hold common shares and other equity securities incidental to the purchase or ownership of a Syndicated Loan or Corporate Bond or in connection with a reorganization of a borrower. The Fund may engage in short sales. The Fund may also use Derivatives to gain investment exposure to credit instruments, to provide downside protection and to dampen volatility. Derivatives may allow the Fund to increase or decrease the level of risk to which the Fund is exposed more quickly and efficiently than transactions in other types of instruments. The Fund may invest in securities of other investment companies, including ETFs, to the extent that these investments are consistent with the Fund’s investment objective, strategies and policies and permissible under the 1940 Act or any applicable exemption therefrom. The Fund may invest in other investment companies to gain broad market or sector exposure, including during periods when it has large amounts of uninvested cash or when the Advisers believe share prices of other investment companies offer attractive values.
Other Characteristics
Below Investment Grade Credit Instruments.   Most of the credit instruments in which the Fund may invest will be rated below investment grade (also known as “junk bonds”). Securities rated below investment

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grade are those that, at the time of investment, are rated Ba1 or lower by Moody’s, or BB+ or lower by S&P or Fitch, or if unrated are determined by the Advisers to be of comparable quality. Below investment grade securities often are regarded as having predominately speculative characteristics with respect to an issuer’s capacity to pay interest and repay principal. In addition, lower quality debt securities tend to be more sensitive to general economic conditions. Although many of the Fund’s investments may consist of securities rated below investment grade, the Fund reserves the right to invest in credit instruments of any credit quality, maturity and duration.
Foreign Instruments.   The Fund may make investments in non-U.S. entities, including issuers in emerging markets. Emerging market countries are countries that major international financial institutions, such as the World Bank, generally consider to be less economically mature than developed nations, such as the United States or most nations in Western Europe. Emerging market countries can include every nation in the world except the United States, Canada, Japan, Australia, New Zealand, most countries located in Western Europe and certain other countries. The Fund expects that its investment in non-U.S. issuers will be made primarily in U.S. dollar denominated securities, but it reserves the right to purchase securities that are foreign currency denominated. Some non-U.S. securities may be less liquid and more volatile than securities of comparable U.S. issuers.
Illiquid and Restricted Securities.   The Fund may invest in instruments that, at the time of investment, are illiquid (generally, those securities that cannot be disposed of within seven days in the ordinary course of business at approximately the value at which the Fund has valued the securities). Although the Fund may invest in such instruments without limitation, pursuant to the requirements of the 1940 Act, the Board has adopted, and the Fund follows, procedures designed to ensure that the Fund maintains sufficient liquidity to meet its periodic repurchase obligations as an interval fund. The Fund may also invest, without limit, in securities that are unregistered (but are eligible for purchase and sale by certain qualified institutional buyers) or are held by control persons of the issuer and securities that are subject to contractual restrictions on their resale.
The Fund may invest its cash balances in money market instruments, U.S. government securities, commercial paper, certificates of deposit, repurchase agreements and other high-quality debt instruments maturing in one year or less, among other instruments. In addition, and in response to adverse market, economic or political conditions, the Fund may invest in high-quality fixed income securities, money market instruments and money market funds or may hold significant positions in cash or cash equivalents for defensive purposes.
Subsidiaries.   The Fund may make investments through direct and indirect wholly-owned Subsidiaries. Such Subsidiaries will not be registered under the 1940 Act. The Board has oversight responsibility for the investment activities of the Fund, including its investment in any Subsidiary, and the Fund’s role as sole direct or indirect shareholder of any Subsidiary. The Subsidiaries will be advised or managed by the Adviser and have the same investment objective as the Fund. The Fund will “look through” any such Subsidiary for purposes of compliance with its investment policies.
Unless otherwise stated herein or in the Statement of Additional Information, the Fund’s investment objective and policies are non-fundamental policies and may be changed by the Board without prior approval of the Shareholders.
The Investment Process
The Fund’s portfolio is managed by CAM representatives Mitch Goldstein, Greg Margolies and Michael Smith, who are also employees of an affiliate of Ares, where Mitch Goldstein and Michael Smith serve as Co-Heads of the Ares Credit Group and Greg Margolies is a Partner. In managing the portfolio, they employ two principal inputs, a quantitative allocation model and the Sub-Adviser’s Allocation Committee comprised of portfolio managers and investment officers from each underlying credit discipline.
The Ares model utilizes a scoring system intended to quantify the following with a common scale:
•
four risk factors for each asset class including:

◦
volatility:   variability of price for a given security;

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◦
liquidity:   extent to which an asset or security can be purchased or sold within the context of its current quoted price;

◦
loss probability:   probability of realizing a loss from default; and

◦
control premium:   premium to value associated with having a controlling position in structuring and originating debt instruments

•
three macroeconomic risk factors including correlation to equities, interest rate risk, and geographic/regional risk

•
relative value spread basis between different asset classes, based on standard deviations in price of each asset

•
relative value of each asset class as compared to its own historical average measured by standard deviation

The Ares scoring for each asset class is then used to solve for an optimal allocation mix using a range of targeted returns. Minimum and maximum concentration and diversification limits may be applied. This output is meant as an objective measure of relative value, useful in guiding both Allocation Committee discussion and in advising Ares co-portfolio managers as to portfolio construction.
Allocation Committee meetings are held monthly and serve multiple ends. The forum is intended to facilitate a congress of expert opinions from across the credit spectrum. Members discuss macroeconomic trends, U.S. and global growth (or contraction), labor market trends, inflation trends, fiscal and monetary policy trends, asset valuations, liquidity conditions and investor sentiment. Each is addressed with respect to its potential effect on lending conditions and credit spreads across underlying asset classes. Consensus is not required, however the agenda will tend to facilitate development of broad “house views” as to macroeconomic forecasts. Specific focus is given to the subject of valuation, and whether each credit asset class is priced attractively relative to its fundamental (absolute) risk and also by comparison to other credit assets. Healthy disagreement on this topic is encouraged, and particular consideration given to the spreads at which most recent loans or bonds have been underwritten by the investment teams of each asset class. The end objective is to determine which asset classes appear cheaply valued and most attractive relative to the risks inherent to each asset class.
The process culminates as Mitch Goldstein, Greg Margolies and Michael Smith determine portfolio positioning and will decide how much of the Fund’s portfolio is invested in each credit asset class. The composition and construction of each underlying asset category is then determined by the portfolio managers specific to that asset category. To the extent possible, such portfolio managers are the same as would be employed in managing a standalone fund within that underlying asset class and the pool of investment ideas from which the underlying asset category is populated would similarly be the same. All investments are either sourced from third parties or by Ares directly, but the Fund expects the vast majority of the Fund’s investments to be directly originated by the Ares investment teams. While each underlying investment team employs its own distinct investment process tailored to that asset class, all portfolio investments undergo intensive screening, due diligence, and credit analyses focused on principal preservation and long-term value creation in market leading businesses. This ensures integrity of process down to the selection of specific companies and credits and is intended to maximize “best ideas” capture across the platform. As the allocation between various asset classes change, underlying portfolio managers are directed to monetize assets or increase their investments to raise liquidity or deploy additional investment capital.

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TYPES OF INVESTMENTS AND RELATED RISKS
Investors should carefully consider the risk factors described below, before deciding on whether to make an investment in the Fund. The risks set out below are not the only risks the Fund faces. Additional risks and uncertainties not currently known to the Fund or that the Fund currently deems to be immaterial also may materially adversely affect the Fund’s business, financial condition and/or operating results. If any of the following events occur, the Fund’s business, financial condition and results of operations could be materially adversely affected. In such case, the NAV of the Fund’s Shares could decline, and investors may lose all or part of their investment.
Risks Relating to Investment Strategies and Fund Investments
Distressed and Event-Driven Investing Risk.   The Fund may invest in securities and other obligations of companies that are involved in significant financial or business distress, including companies involved in, or that have recently completed, bankruptcy or other reorganization and liquidation proceedings (“Stressed Issuers”) (such investments, “Special Situation Investments”). Although Stressed Investments may result in significant returns for the Fund, they are speculative and involve a substantial degree of risk. The level of analytical sophistication, both financial and legal, necessary for successful investment in distressed assets is unusually high. Therefore, the Fund will be particularly dependent on the analytical abilities of the Adviser. In any reorganization or liquidation proceeding relating to a company in which the Fund invests, the Fund may lose its entire investment, may be required to accept cash or securities with a value less than the Fund’s original investment and/or may be required to accept payment over an extended period of time. Among the risks inherent in investments in a troubled company is that it may be difficult to obtain information as to the true financial condition of such company. Troubled company investments and other distressed asset-based investments require active monitoring.
The Fund may make investments in Stressed Issuers when the Adviser believes it is reasonably likely that the Stressed Issuer will make an exchange offer or will be the subject to a plan of reorganization pursuant to which the Fund will receive new securities in return for a Special Situation Investment. There can be no assurance, however, that such an exchange offer will be made or that such a plan of reorganization will be adopted. In addition, a significant period of time may pass between the time at which the Fund makes its investment in the Special Situation Investment and the time that any such exchange offer or plan of reorganization is completed, if at all. During this period, it is unlikely that the Fund would receive any interest payments on the Special Situation Investment, the Fund would be subject to significant uncertainty whether the exchange offer or plan of reorganization will be completed and the Fund may be required to bear certain extraordinary expenses to protect and recover its investment. Therefore, to the extent the Fund seeks capital appreciation through investment in Special Situation Investments, the Fund’s ability to achieve current income for its shareholders may be diminished. The Fund also will be subject to significant uncertainty as to when, in what manner and for what value the obligations evidenced by Special Situation Investments will eventually be satisfied (e.g., through a liquidation of the obligor’s assets, an exchange offer or plan of reorganization involving the Special Situation Investments or a payment of some amount in satisfaction of the obligation). Even if an exchange offer is made or plan of reorganization is adopted with respect to Special Situation Investments held by the Fund, there can be no assurance that the securities or other assets received by the Fund in connection with such exchange offer or plan of reorganization will not have a lower value or income potential than may have been anticipated when the investment was made or even no value. Moreover, any securities received by the Fund upon completion of an exchange offer or plan of reorganization may be restricted as to resale. Similarly, if the Fund participates in negotiations with respect to any exchange offer or plan of reorganization with respect to an issuer of Special Situation Investments, the Fund may be restricted from disposing of such securities. To the extent that the Fund becomes involved in such proceedings, the Fund may have a more active participation in the affairs of the issuer than that assumed generally by an investor.
To the extent that the Fund holds interests in a Stressed Issuer that are different (or more senior or junior) than those held by other funds and/or accounts managed by the Adviser or its affiliates (“Other Accounts”), the Adviser is likely to be presented with decisions involving circumstances where the interests of such Other Accounts may be in conflict with the Fund’s interests. Furthermore, it is possible that the Fund’s interest may be subordinated or otherwise adversely affected by virtue of such Other Accounts’ involvement and actions relating to their investment. In addition, when the Fund and Other Accounts hold

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investments in the same Stressed Issuer (including in the same level of the capital structure), the Fund may be prohibited by applicable law from participating in restructurings, work-outs, renegotiations or other activities related to its investment in the Stressed Issuer absent an exemption due to the fact that Other Accounts hold investments in the same Stressed Issuer. As a result, the Fund may not be permitted by law to make the same investment decisions as Other Accounts in the same or similar situations even if the Adviser believes it would be in the Fund’s best economic interests to do so. Also, the Fund may be prohibited by applicable law from investing in a Stressed Issuer (or an affiliate) that Other Accounts are also investing in or currently invest in even if the Adviser believes it would be in the best economic interests of the Fund to do so. Furthermore, entering into certain transactions that are not deemed prohibited by law when made may potentially lead to a condition that raises regulatory or legal concerns in the future. This may be the case, for example, with Stressed Issuers who are near default and more likely to enter into restructuring or work-out transactions with their existing debt holders, which may include the Fund and its affiliates. In some cases, to avoid the potential of future prohibited transactions, the Adviser may avoid recommending allocating an investment opportunity to the Fund that it would otherwise recommend, subject to the Adviser’s then-current allocation policy and any applicable exemptions.
The Fund may also invest in companies in expectation of a specific event or catalyst, which may be external (e.g., a macroeconomic event impacting relevant markets) or an event that is specific to the company (e.g., a Chapter 11 filing). Such event-driven investing requires the Fund to make judgments concerning (i) the likelihood that an event will occur; and (ii) the impact such event will have on the value of the Fund’s investment in the relevant company. If the event fails to occur or it does not have the effect foreseen, significant losses can result.
Market Price Inefficiency Risk.   The Fund seeks investment opportunities based on what the Advisers perceive as market inefficiencies. However, recognizing market inefficiencies requires a high level of market expertise and is inherently difficult because it requires the recognition of information that the majority of market participants have not identified. The Fund may not effectively recognize market inefficiencies and, even if it does, the market may not correct as the Fund predicts, either of which could result in significant losses to the Fund.
Limited Portfolio Companies Risk.   The Fund seeks to achieve its investment objective by focusing on a limited number of opportunities across the investment universe that it believes offer potentially exceptional risk-adjusted income and returns as compared to more traditional investment strategies under current and expected economic conditions. As a result, the Fund’s portfolio may be focused in a limited number of portfolio companies and industries. Beyond the asset diversification requirements associated with the Fund’s qualification as a RIC under Subchapter M of the Code and the fundamental investment limitations set forth in the Statement of Additional Information, the Fund does not have fixed guidelines for diversification, and while the Fund is not targeting any specific industries, the Fund’s investments may be focused in relatively few industries or portfolio companies. As a result, the aggregate income and returns the Fund realizes may be significantly adversely affected if a small number of investments perform poorly or if the Fund needs to write down the value of any one investment. Additionally, a downturn in any particular industry in which the Fund is invested could also significantly impact the aggregate income and returns it realizes.
Debt Instruments Risk.   The Fund may invest in loans and other types of debt instruments and securities. Such investments may be secured, partially secured or unsecured and may be rated or unrated, and whether or not rated, may have speculative characteristics. Changes in interest rates generally will cause the value of fixed rate debt investments held by the Fund to vary inversely to such changes. Debt investments with longer terms to maturity or duration are subject to greater volatility than investments in shorter-term obligations. The issuer of a debt security or instrument may not be able or willing to pay interest or to repay principal when due in accordance with the terms of the associated agreement. An obligor’s willingness to pay interest or to repay principal due in a timely manner may be affected by, among other factors, its cash flow. Commercial bank lenders may be able to contest payments to the holders of other debt obligations of the same obligor in the event of default under their commercial bank loan agreements. See also “Types of Investments and Related Risks — Credit Risk.”
The Fund may invest in loans and other similar forms of debt. Such forms of indebtedness may be different from traditional debt securities in that debt securities are typically part of a large issue of securities

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and loans and similar debt instruments may not be securities, but may represent a specific commercial loan to a borrower. Loan participations typically represent direct participation, together with other parties, in a loan to a corporate borrower, and generally are offered by banks or other financial institutions or lending syndicates. The Fund may participate in such syndications, or can buy part of a loan, becoming a part lender. When purchasing indebtedness and loan participations, the Fund assumes the credit risk associated with the borrower and may assume the credit risk associated with an interposed bank or other Financial Intermediary. Members of a syndicate in which the Fund participates may have different and sometimes superior rights to those of the Fund. Where the Fund invests as a sub-participant in syndicated debt, it may be subject to certain risks as a result of having no direct contractual relationship with the underlying borrower. As a result, the Fund will generally be dependent on the lender to enforce its rights and obligations under the loan arrangements in the event of a default by the underlying borrower and will generally not have any direct rights against the underlying borrower, any direct rights in the collateral, if any, securing such borrowing, or any right to deal directly with such borrower. The lender will, in general, retain the right to determine whether remedies provided for in the underlying loan arrangement will be exercised, or waived. In the event that the Fund enters into such an investment, there can be no assurance that its ability to realize upon a participation will not be interrupted or impaired in the event of the bankruptcy or insolvency of any of the borrower or the lender or that in such circumstances the Fund will benefit from any set-off between the lender and the borrower. Claims by third parties arising from these and other risks may be borne by the Fund.
Syndicated Loans Risk.   The Syndicated Loans in which the Fund will invest will primarily be rated below investment grade, but may also be unrated and of comparable credit quality. Although Syndicated Loans are senior and typically secured in a first lien (including “unitranche” loans, which are loans that combine both senior and subordinated debt, generally in a first lien position) or second lien position in contrast to other below investment grade fixed income instruments, which are often subordinated or unsecured, the risks associated with such Syndicated Loans are generally similar to the risks of other below investment grade fixed income instruments. Investments in below investment grade Syndicated Loans are considered speculative because of the credit risk of the Borrowers. Such Borrowers are more likely than investment grade Borrowers to default on their payments of interest and principal owed to the Fund, and such defaults could reduce the Fund’s NAV and income distributions. An economic downturn would generally lead to a higher non-payment rate, and a Syndicated Loan may lose significant market value before a default occurs. Moreover, any specific collateral used to secure a Syndicated Loan may decline in value or become illiquid, which could adversely affect the Syndicated Loan’s value. Syndicated Loans are subject to a number of risks described elsewhere in this prospectus, including liquidity risk and the risk of investing in below investment grade fixed income instruments.
Syndicated Loans are subject to the risk of non-payment of scheduled interest or principal. Such non-payment would result in a reduction of income to the Fund, a reduction in the value of the investment and a potential decrease in the NAV of the Fund. There can be no assurance that the liquidation of any collateral securing a Syndicated Loan would satisfy the Borrower’s obligation in the event of non-payment of scheduled interest or principal payments, whether when due or upon acceleration, or that the collateral could be liquidated, readily or otherwise. In the event of bankruptcy or insolvency of a Borrower, the Fund could experience delays or limitations with respect to its ability to realize the benefits of the collateral, if any, securing a Syndicated Loan. The collateral securing a Syndicated Loan, if any, may lose all or substantially all of its value in the event of the bankruptcy or insolvency of a Borrower. Some Syndicated Loans are subject to the risk that a court, pursuant to fraudulent conveyance or other similar laws, could subordinate such Syndicated Loans to presently existing or future indebtedness of the Borrower or take other action detrimental to the holders of Syndicated Loans including, in certain circumstances, invalidating such Syndicated Loans or causing interest previously paid to be refunded to the Borrower. Additionally, a Syndicated Loan may be “primed” in bankruptcy, which reduces the ability of the holders of the Syndicated Loan to recover on the collateral. Priming takes place when a debtor in bankruptcy is allowed to incur additional indebtedness by the bankruptcy court and such indebtedness has a senior or pari passu lien with the debtor’s existing secured indebtedness, such as existing Syndicated Loans or secured Corporate Bonds.
There may be less readily available information about most Syndicated Loans and the Borrowers thereunder than is the case for many other types of securities, including securities issued in transactions registered under the Securities Act of 1933, as amended (the “1933 Act”), or registered under the Securities

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Exchange Act of 1934, as amended (the “Exchange Act”), and Borrowers subject to the periodic reporting requirements of Section 13 of the Exchange Act. Syndicated Loans may be issued by companies that are not subject to SEC reporting requirements and these companies, therefore, do not file reports with the SEC that must comply with SEC form requirements and, in addition, are subject to a less stringent liability disclosure regime than companies subject to SEC reporting requirements. As a result, the Advisers will rely primarily on their own evaluation of a Borrower’s credit quality rather than on any available independent sources. Therefore, the Fund will be particularly dependent on the analytical abilities of the Advisers. In certain circumstances, Syndicated Loans may not be deemed to be securities under certain federal securities laws, other than the 1940 Act. Therefore, in the event of fraud or misrepresentation by a Borrower or an arranger, the Fund may not have the protection of the antifraud provisions of the federal securities laws as would otherwise be available for bonds or stocks. Instead, in such cases, parties generally would rely on the contractual provisions in the Syndicated Loan agreement itself and common law fraud protections under applicable state law.
The secondary trading market for Syndicated Loans may be less liquid than the secondary trading market for registered investment grade debt securities. No active trading market may exist for certain Syndicated Loans, which may make it difficult to value them. Illiquidity and adverse market conditions may mean that the Fund may not be able to sell Syndicated Loans quickly or at a fair price. To the extent that a secondary market does exist for certain Syndicated Loans, the market for them may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods.
Syndicated Loans and other variable rate debt instruments are subject to the risk of payment defaults of scheduled interest or principal. Such payment defaults would result in a reduction of income to the Fund, a reduction in the value of the investment and a potential decrease in the NAV of the Fund. Similarly, a sudden and significant increase in market interest rates may increase the risk of payment defaults and cause a decline in the value of these investments and in the Fund’s NAV. Other factors (including, but not limited to, rating downgrades, credit deterioration, a large downward movement in share prices, a disparity in supply and demand of certain securities or market conditions that reduce liquidity) can reduce the value of Syndicated Loans and other debt obligations, impairing the Fund’s NAV.
Syndicated Loans are subject to legislative risk. If legislation or state or federal regulations impose additional requirements or restrictions on the ability of financial institutions to make loans, the availability of Syndicated Loans for investment by the Fund may be adversely affected. In addition, such requirements or restrictions could reduce or eliminate sources of financing for certain Borrowers. This would increase the risk of default. If legislation or federal or state regulations require financial institutions to increase their capital requirements this may cause financial institutions to dispose of Syndicated Loans that are considered highly levered transactions. Such sales could result in prices that, in the opinions of the Advisers, do not represent fair value. If the Fund attempts to sell a Syndicated Loan at a time when a financial institution is engaging in such a sale, the price the Fund could receive for the Syndicated Loan may be adversely affected.
The Fund expects to acquire Syndicated Loans through assignments and, to a lesser extent, through participations. The purchaser of an assignment typically succeeds to all the rights and obligations of the assigning institution and becomes a lender under the credit agreement with respect to the debt obligation; however, the purchaser’s rights can be more restricted than those of the assigning institution, and the Fund may not be able to unilaterally enforce all rights and remedies under the loan and with regard to any associated collateral. In general, a participation is a contractual relationship only with the institution participating out the interest, not with the Borrower. Sellers of participations typically include banks, broker-dealers, other financial institutions and lending institutions. In purchasing participations, the Fund generally will have no right to enforce compliance by the Borrower with the terms of the loan agreement against the Borrower, and the Fund may not directly benefit from the collateral supporting the debt obligation in which it has purchased the participation. As a result, (i) the Fund will be exposed to the credit risk of both the Borrower and the institution selling the participation; and (ii) both the Borrower and the institution selling the participation will be considered issuers for purposes of the Fund’s investment restriction concerning industry concentration. See “Investment Restrictions” in the Statement of Additional Information. Further, in purchasing participations in lending syndicates, the Fund may be more limited than it otherwise would be in its ability to conduct due diligence on the Borrower. In addition, as a holder of the participations, the Fund may not have voting rights or inspection rights that the Fund would otherwise have if it were

40

investing directly in the Syndicated Loan, which may result in the Fund being exposed to greater credit or fraud risk with respect to the Borrower or the Syndicated Loan.
Subordinated Loans Risk.   Although the Fund does not expect Subordinated Loans to be a significant component of its portfolio, it may invest in such instruments from time to time. Subordinated Loans generally are subject to similar risks as those associated with investments in Syndicated Loans, except that such loans are subordinated in payment and/or lower in lien priority to first lien holders. In the event of default on a Subordinated Loan, the first priority lien holder has first claim to the underlying collateral of the loan to the extent such claim is secured. Additionally, an oversecured creditor may be entitled to additional interest and other charges in bankruptcy increasing the amount of their allowed claim. Subordinated Loans are subject to the additional risk that the cash flow of the Borrower and property securing the loan or debt, if any, may be insufficient to meet scheduled payments after giving effect to the senior obligations of the Borrower. This risk is generally higher for subordinated unsecured loans or debt, which are not backed by a security interest in any specific collateral. Subordinated Loans generally have greater price volatility than Syndicated Loans and may be less liquid.
“Covenant-Lite” Loans Risk.   Some of the loans in which the Fund may invest directly or indirectly through its investments in collateralized debt obligations (“CDOs”), CLOs or other types of structured securities may be “covenant-lite” loans, which means the loans contain fewer maintenance covenants than other loans (in some cases, none) and do not include terms which allow the lender to monitor the performance of the borrower and declare a default if certain criteria are breached. An investment by the Fund in a covenant-lite loan may potentially hinder the ability to reprice credit risk associated with the issuer and reduce the ability to restructure a problematic loan and mitigate potential loss. The Fund may also experience delays in enforcing its rights on its holdings of covenant-lite loans. As a result of these risks, the Fund’s exposure to losses may be increased, which could result in an adverse impact on the Fund’s net income and net asset value.
Corporate Bond Risk.   The market value of a Corporate Bond generally may be expected to rise and fall inversely with interest rates. The market value of intermediate- and longer-term Corporate Bonds is generally more sensitive to changes in interest rates than is the market value of shorter-term Corporate Bonds. The market value of a Corporate Bond also may be affected by factors directly related to the issuer, such as investors’ perceptions of the creditworthiness of the issuer, the issuer’s financial performance, perceptions of the issuer in the market place, performance of management of the issuer, the issuer’s capital structure and use of financial leverage and demand for the issuer’s goods and services. Certain risks associated with investments in Corporate Bonds are described elsewhere in this Prospectus in further detail, including under “Credit Risk”, “Prepayment Risk” and “Inflation and Deflation Risk”. There is a risk that the issuers of Corporate Bonds may not be able to meet their obligations on interest or principal payments at the time called for by an instrument. The Fund expects to invest primarily in Corporate Bonds that are high yield issues rated below investment grade. High yield Corporate Bonds are often high risk and have speculative characteristics. High yield Corporate Bonds may be particularly susceptible to adverse issuer-specific developments. High yield Corporate Bonds are subject to the risks described below under “Below Investment Grade Rating Risk.”
Asset-Backed Securities Risk.   Asset-backed securities often involve risks that are different from or more acute than risks associated with other types of debt instruments. For instance, asset-backed securities may be particularly sensitive to changes in prevailing interest rates. In addition, the underlying assets are subject to prepayments that shorten the securities’ weighted average maturity and may lower their return. Asset-backed securities are also subject to risks associated with their structure and the nature of the assets underlying the security and the servicing of those assets. Payment of interest and repayment of principal on asset-backed securities is largely dependent upon the cash flows generated by the assets backing the securities and, in certain cases, supported by letters of credit, surety bonds or other credit enhancements. The values of asset-backed securities may be substantially dependent on the servicing of the underlying asset pools, and are therefore subject to risks associated with the negligence by, or defalcation of, their servicers. Furthermore, debtors may be entitled to the protection of a number of state and federal consumer credit laws with respect to the assets underlying these securities, which may give the debtor the right to avoid or reduce payment. In addition, due to their often complicated structures, various asset-backed securities may be difficult to value and may constitute illiquid investments. The liquidity of asset-backed securities (particularly below investment grade asset-backed securities) may change over time. During periods of

41

deteriorating economic conditions, such as recessions, or periods of rising unemployment, delinquencies and losses generally increase, sometimes dramatically, with respect to securitizations involving loans, sales contracts, receivables and other obligations underlying asset-backed securities. If many borrowers on the underlying loans default, losses could exceed the credit enhancement level and result in losses to investors in asset-backed securities.
Below Investment Grade Rating Risk.   The Fund expects that its investments in Syndicated Loans, Subordinated Loans, Corporate Bonds and other debt instruments will consist primarily of securities and loans that are rated below investment grade or unrated and of comparable credit quality. Corporate Bonds that are rated below investment grade are often referred to as “high yield”securities or “junk bonds.”Below investment grade Syndicated Loans, high yield securities and other similar instruments are rated “Ba1” or lower by Moody’s, “BB+” or lower by S&P or “BB+” or lower by Fitch or, if unrated, are judged by the Advisers to be of comparable credit quality. While generally providing greater income and opportunity for gain, below investment grade rated Corporate Bonds and Syndicated Loans and similar debt instruments may be subject to greater risks than securities or instruments that have higher credit ratings, including a higher risk of default. The credit rating of a Corporate Bond and Syndicated Loan that is rated below investment grade does not necessarily address its market value risk, and ratings may from time to time change, positively or negatively, to reflect developments regarding the issuer’s financial condition. Below investment grade Corporate Bonds and Syndicated Loans and similar instruments often are considered to be speculative with respect to the capacity of the Borrower to timely repay principal and pay interest or dividends in accordance with the terms of the obligation and may have more credit risk than higher rated securities. Lower grade securities and similar debt instruments may be particularly susceptible to economic downturns. It is likely that a prolonged or deepening economic recession could adversely affect the ability of some Borrowers issuing such Corporate Bonds, Syndicated Loans and similar debt instruments to repay principal and pay interest on the instrument, increase the incidence of default and severely disrupt the market value of the securities and similar debt instruments.
The secondary market for below investment grade Corporate Bonds and Syndicated Loans and similar instruments may be less liquid than that for higher rated instruments. Because unrated securities may not have an active trading market or may be difficult to value, the Fund might have difficulty selling them promptly at an acceptable price. To the extent that the Fund invests in unrated securities, the Fund’s ability to achieve its investment objective will be more dependent on the Advisers’ credit analysis than would be the case when the Fund invests in rated securities.
Under normal market conditions, the Fund will invest in Syndicated Loans and Corporate Bonds, and may invest in Subordinated Loans and other debt instruments, rated in the lower rating categories (“Caa1” or lower by Moody’s, “CCC+” or lower by S&P or CCC+ or lower by Fitch) or unrated and of comparable quality. For these securities, the risks associated with below investment grade instruments are more pronounced. The Fund may incur additional expenses to the extent it is required to seek recovery upon a default in the payment of principal or interest on its portfolio holdings. In any reorganization or liquidation proceeding relating to an investment, the Fund may lose its entire investment or may be required to accept cash or securities with a value substantially less than its original investment.
Collateralized Loan Obligations Risk.   CLOs issue debt securities in tranches with different payment characteristics and different credit ratings. The rated tranches of CLO Debt Securities are generally assigned credit ratings by one or more nationally recognized statistical rating organizations (“NRSRO”). Residual tranches are the most junior tranches and do not receive ratings. Below investment grade tranches of CLO Debt Securities typically experience a lower recovery, greater risk of loss or deferral or non-payment of interest than more senior tranches of the CLO. The riskiest portion of the capital structure of a CLO is the subordinated (or residual) tranche, which bears the bulk of defaults from the loans in the CLO and serves to protect the other, more senior tranches from default in all but the most severe circumstances. Since it is partially protected from defaults, a senior tranche from a CLO typically has higher ratings and lower yields than the underlying securities, and can be rated investment grade. Despite the protection from the subordinated tranche, CLO tranches can experience substantial losses due to actual defaults, increased sensitivity to defaults due to collateral default and disappearance of protecting tranches, market anticipation of defaults and aversion to CLO Securities as a class. The risks of an investment in a CLO depend largely on the collateral and the tranche of the CLO in which the Fund invests.

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The CLOs in which the Fund invests may have issued and sold debt tranches that will rank senior to the tranches in which the Fund invests. By their terms, such more senior tranches may entitle the holders to receive payment of interest or principal on or before the dates on which the Fund is entitled to receive payments with respect to the tranches in which the Fund invests.
Also, in the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of a CLO, holders of more senior tranches would typically be entitled to receive payment in full before the Fund receives any distribution. After repaying such senior creditors, such CLO may not have any remaining assets to use for repaying its obligation to the Fund. In the case of tranches ranking equally with the tranches in which the Fund invests, the Fund would have to share on an equal basis any distributions with other creditors holding such securities in the event of an insolvency, liquidation, dissolution, reorganization or bankruptcy of the relevant CLO. Therefore, the Fund may not receive back the full amount of its investment in a CLO.
The transaction documents relating to the issuance of CLO Debt Securities may impose eligibility criteria on the assets of the CLO, restrict the ability of the CLO’s investment manager to trade investments and impose certain portfolio-wide asset quality requirements. These criteria, restrictions and requirements may limit the ability of the CLO’s investment manager to maximize returns on the CLO Debt Securities. In addition, other parties involved in CLOs, such as third-party credit enhancers and investors in the rated tranches, may impose requirements that have an adverse effect on the returns of the various tranches of CLO Debt Securities. Furthermore, CLO Debt Securities issuance transaction documents generally contain provisions that, in the event that certain tests are not met (generally interest coverage and over-collateralization tests at varying levels in the capital structure), proceeds that would otherwise be distributed to holders of a junior tranche must be diverted to pay down the senior tranches until such tests are satisfied. Failure (or increased likelihood of failure) of a CLO to make timely payments on a particular tranche will have an adverse effect on the liquidity and market value of such tranche.
Payments to holders of CLO Debt Securities may be subject to deferral. If cash flows generated by the underlying assets are insufficient to make all current and, if applicable, deferred payments on CLO Debt Securities, no other assets will be available for payment of the deficiency and, following realization of the underlying assets, the obligations of the issuer of the related CLO Debt Securities to pay such deficiency will be extinguished.
The market value of CLO Debt Securities may be affected by, among other things, changes in the market value of the underlying assets held by the CLO, changes in the distributions on the underlying assets, defaults and recoveries on the underlying assets, capital gains and losses on the underlying assets, prepayments on underlying assets and the availability, prices and interest rate of underlying assets. Furthermore, the leveraged nature of each subordinated class may magnify the adverse impact on such class of changes in the value of the assets, changes in the distributions on the assets, defaults and recoveries on the assets, capital gains and losses on the assets, prepayment on assets and availability, price and interest rates of assets. Finally, CLO Debt Securities are limited recourse and may not be paid in full and may be subject to up to 100% loss.
Commercial Real Estate Lending Investments Risk.   The Fund’s senior commercial real estate loans are secured by commercial property and are subject to risks of delinquency and foreclosure, and risks of loss that may be greater than similar risks associated with loans made on the security of single-family residential property. The ability of a borrower to repay a loan secured by an income-producing property typically is dependent primarily upon the successful operation of such property rather than upon the existence of independent income or assets of the borrower. If the net operating income of the property is reduced, the borrower’s ability to repay the loan may be impaired. Net operating income of an income-producing property can be adversely affected by, among other things:
•
tenant mix;

•
success of tenant businesses;

•
property management decisions;

•
property location, condition and design;

•
competition from comparable types of properties;

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•
changes in laws that increase operating expenses or limit rents that may be charged;

•
changes in national, regional or local economic conditions and/or specific industry segments, including the credit and securitization markets;

•
declines in regional or local real estate values;

•
declines in regional or local rental or occupancy rates;

•
increases in interest rates, real estate tax rates and other operating expenses;

•
costs of remediation and liabilities associated with environmental conditions;

•
the potential for uninsured or underinsured property losses;

•
changes in governmental laws and regulations, including fiscal policies, zoning ordinances and environmental legislation and the related costs of compliance; and

•
acts of God, terrorist attacks, social unrest and civil disturbances.

In the event of any default under a mortgage loan held directly by the Fund, the Fund will bear a risk of loss of principal to the extent of any deficiency between the value of the collateral and the principal and accrued interest of the mortgage loan, which could have a material adverse effect on the Fund’s cash flow from operations and limit amounts available for distribution to the Fund’s Shareholders. In the event of the bankruptcy of a mortgage loan borrower, the mortgage loan to such borrower will be deemed to be secured only to the extent of the value of the underlying collateral at the time of bankruptcy (as determined by the bankruptcy court), and the lien securing the mortgage loan will be subject to the avoidance powers of the bankruptcy trustee or debtor-in-possession to the extent the lien is unenforceable under state law. Foreclosure of a mortgage loan can be an expensive and lengthy process, which could have a substantial negative effect on the Fund’s anticipated return on the foreclosed mortgage loan.
Duration and Maturity Risk.   The Fund has no fixed policy regarding portfolio maturity or duration. Holding long duration and long maturity investments will expose the Fund to certain magnified risks. When interest rates rise, certain obligations will be paid off by the issuers of debt investments more slowly than anticipated, causing the value of these obligations to fall. Rising interest rates tend to extend the duration of securities, making them more sensitive to changes in interest rates. The value of longer-term securities generally changes more in response to changes in interest rates than shorter-term securities. As a result, in a period of rising interest rates, such as in recent years, securities may exhibit additional volatility and may lose value.
When interest rates fall, certain obligations will be paid off by the issuers of debt investments more quickly than originally anticipated, and the Fund may have to invest the proceeds in securities with lower yields. In periods of falling interest rates, the rate of prepayments tends to increase (as does price fluctuation) as issuers of debt instruments are motivated to pay off debt and refinance at new lower rates. During such periods, reinvestment of the prepayment proceeds by the Adviser will generally be at lower rates of return than the return on the assets that were prepaid. Prepayment reduces the yield to maturity and the average life of the security.
Distressed and Defaulted Debt Risk.   The Fund may invest, to a limited extent, in securities, including loans purchased in the secondary market, that are the subject of bankruptcy proceedings or otherwise in default or at risk of being in default as to the repayment of principal and/or interest at the time of acquisition by the Fund (“Distressed Debt”). Investment in Distressed Debt is speculative and involves significant risks.
The Fund may make such investments when the Advisers believe it is reasonably likely that the issuer of Distressed Debt will make an exchange offer or will be the subject of a plan of reorganization pursuant to which the Fund will receive new securities in return for Distressed Debt. There can be no assurance, however, that such an exchange offer will be made or that such a plan of reorganization will be adopted. In addition, a significant period of time may pass between the time at which the Fund makes its investment in Distressed Debt and the time that any such exchange offer or plan of reorganization is completed, if at all. During this period, it is unlikely that the Fund would receive any interest payments on the Distressed Debt, the Fund would be subject to significant uncertainty whether the exchange offer or plan of reorganization will be

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completed and the Fund may be required to bear certain extraordinary expenses to protect and recover its investment. Therefore, to the extent the Fund seeks capital appreciation through investment in Distressed Debt, the Fund’s ability to achieve current income for its Shareholders may be diminished. The Fund also will be subject to significant uncertainty as to when and in what manner and for what value the obligations evidenced by the Distressed Debt will eventually be satisfied (e.g., through a liquidation of the obligor’s assets, an exchange offer or plan of reorganization involving the Distressed Debt or a payment of some amount in satisfaction of the obligation). Even if an exchange offer is made or plan of reorganization is adopted with respect to Distressed Debt held by the Fund, there can be no assurance that the securities or other assets received by the Fund in connection with such exchange offer or plan of reorganization will not have a lower value or income potential than may have been anticipated when the investment was made or no value. Moreover, any securities received by the Fund upon completion of an exchange offer or plan of reorganization may be restricted as to resale. Similarly, if the Fund participates in negotiations with respect to any exchange offer or plan of reorganization with respect to an issuer of Distressed Debt, the Fund may be restricted from disposing of such securities. To the extent that the Fund becomes involved in such proceedings, the Fund may have a more active participation in the affairs of the issuer than that assumed generally by an investor.
Credit Risk.   Credit risk is the risk that one or more loans or debt securities in the Fund’s portfolio will decline in price or one or more Borrowers will fail to pay interest or principal when due because one or more Borrowers experiences a decline in its financial condition. While a senior position in the capital structure of a Borrower may provide some protection with respect to the Fund’s investments in Syndicated Loans, losses may still occur because the market value of Syndicated Loans is affected by the creditworthiness of Borrowers and by general economic and specific industry conditions. To the extent the Fund invests in below investment grade Corporate Bonds, Syndicated Loans or other investments, it will be exposed to a greater amount of credit risk than a fund that invests in investment grade securities or loans. Typically, the prices of lower grade securities or loans are more sensitive to negative developments, such as a decline in the Borrower’s revenues or a general economic downturn, than are the prices of higher grade securities or loans.
Credit Ratings Risk.   Credit ratings represent only the opinion of a rating agency with respect to the ability of a company to make principal and interest payments on its securities. In determining a credit rating, rating agencies do not evaluate the risks of fluctuations in market value. Further, there may be limits on the effectiveness of the rating agencies’ financial models. For these and other reasons, a credit rating may not fully reflect the risks inherent in the relevant security. Further, a rating agency may have a conflict of interest with respect to a security for which it assigns a particular rating. For example, if the issuer or sponsor of a security pays a rating agency for the analysis of its security, a conflict of interest exists that could affect the reliability of the rating. In addition, credit rating agencies may or may not make timely changes to a rating to reflect changes in the economy or in the conditions of the issuer that affect the market value of the security. In other words, a security or an issuer may maintain a certain credit rating even though conditions have deteriorated or improved since the rating was issued. Consequently, credit ratings should not necessarily be relied upon as an indicator of investment quality. If a rating agency changes the rating assigned to one or more of the Fund’s investments, the Fund is not required to sell the relevant securities.
Covenant Breach Risk.   A borrower may fail to satisfy financial or operating covenants imposed by the Fund or other lenders, which could lead to defaults and, potentially, termination of its loans and foreclosure on its secured assets, which could trigger cross-defaults under other agreements and jeopardize such company’s ability to meet its obligations under the debt or equity securities that the Fund holds. The Fund may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms, which may include the waiver of certain financial covenants, with a defaulting company.
Prepayment Risk.   During periods of declining interest rates, Borrowers may exercise their option to prepay principal earlier than scheduled. For Corporate Bonds, such payments often occur during periods of declining interest rates, which may require the Fund to reinvest in lower yielding securities, resulting in a possible decline in the Fund’s income and dividends to Shareholders. This is known as prepayment or “call”risk. Below investment grade Corporate Bonds frequently have call features that allow the issuer to redeem the security at dates prior to its stated maturity at a specified price (typically greater than the stated principal amount) only if certain prescribed conditions are met (“Call Protection”). An issuer may redeem Corporate Bonds if, for example, the issuer can refinance the debt at a lower cost due to declining interest rates or an improvement in the credit standing of the issuer. Fixed income securities may be purchased at prices below or above their stated principal amount. For premium Corporate Bonds (Corporate Bonds acquired at

45

prices that exceed their stated principal amount), prepayment risk may be enhanced given that the Fund would lose the potential value of the yield-to-maturity of the bonds in the event they are redeemed at the stated principal amount.
Syndicated Loans and Subordinated Loans are subject to prepayment risk and typically do not have Call Protection. The degree to which Borrowers prepay Syndicated Loans and Subordinated Loans, whether as a contractual requirement or at their election, may be affected by general business conditions, the financial condition of the Borrower and competitive conditions among Syndicated Loan and Subordinated Loan investors, among others. For these reasons, prepayments cannot be predicted with accuracy. Upon a prepayment, either in part or in full, the outstanding debt from which the Fund derives interest income will be reduced. The Fund may not be able to reinvest the proceeds received on terms as favorable as the prepaid loan.
Short Sales Risk.   A short sale is a transaction in which the Fund sells an instrument that it does not own in anticipation that the market price will decline. To deliver the securities to the buyer, the Fund arranges through a broker to borrow the securities and, in so doing, the Fund becomes obligated to replace the securities borrowed at their market price at the time of replacement. When selling short, the Fund intends to replace the securities at a lower price and therefore profit from the difference between the cost to replace the securities and the proceeds received from the sale of the securities. When the Fund makes a short sale, the proceeds it receives from the sale will be held on behalf of a broker until the Fund replaces the borrowed securities. The Fund may have to pay a premium to borrow the securities and must pay any dividends or interest payable on the securities until they are replaced. The Fund’s obligation to replace the securities borrowed in connection with a short sale will be secured by collateral deposited with the broker that consists of cash and/or liquid securities. Short sales involve certain risks and special considerations. If the Fund incorrectly predicts that the price of the borrowed security will decline, the Fund will have to replace the securities with securities with a greater value than the amount received from the sale. As a result, losses from short sales differ from losses that could be incurred from a purchase of a security because losses from short sales may be unlimited, whereas losses from purchases can equal only the total amount invested.
No Control Over Portfolio Companies.   The Fund does not expect to control most of its portfolio companies, although its debt agreements with such portfolio companies may contain certain restrictive covenants. As a result, the Fund is subject to the risk that a portfolio company in which it invests may make business decisions with which it disagrees and the management of such company, as representatives of the holders of its common equity, may take risks or otherwise act in ways that do not serve the Fund’s interests as a debt investor. A portfolio company may make decisions that could decrease the value of the Fund’s portfolio holdings. The Fund may not be able to dispose of its interests in its portfolio companies as readily as it would like or at an appropriate valuation, if it invests in non-traded companies. In addition, where the Fund is entitled to occupy a seat on the board of a portfolio company, such involvement may prevent the Fund from freely disposing of its debt investments and may subject the Fund to additional liability or result in re-characterization of its debt investments as equity.
Mezzanine Investments Risk.   The Fund may invest in mezzanine debt instruments, which are expected to be unsecured and made in companies with capital structures having significant indebtedness ranking ahead of the investments, all or a significant portion of which may be secured. While the investments may benefit from the same or similar financial and other covenants as those applicable to the indebtedness ranking ahead of the investments and may benefit from cross-default provisions and security over the company’s assets, some or all of such terms may not be part of particular investments and the mezzanine debt will be subordinated in recovery to senior classes of debt in the event of a default. Mezzanine investments generally are subject to various risks, including, without limitation: (i) a subsequent characterization of an investment as a “fraudulent conveyance”; (ii) the recovery as a “preference” of liens perfected or payments made on account of a debt in the 90 days before a bankruptcy filing; (iii) equitable subordination claims by other creditors; (iv) so-called “lender liability” claims by the issuer of the obligations; and (v) environmental liabilities that may arise with respect to any collateral securing the obligations.
Convertible Securities Risk.   Convertible securities are bonds, debentures, notes, preferred stocks or other securities that may be converted into or exchanged for a specified amount of common stock or other equity security of the same or a different issuer within a particular period of time at a specified price or formula. A convertible security entitles its holder to receive interest that is generally paid or accrued on

46

debt or a dividend that is paid or accrued on preferred stock until the convertible security matures or is redeemed, converted or exchanged. Convertible securities have unique investment characteristics in that they generally: (i) have higher yields than common stocks, but lower yields than comparable non-convertible securities; (ii) are less subject to fluctuation in value than the underlying common stock due to their fixed-income characteristics; and (iii) provide the potential for capital appreciation if the market price of the underlying common stock increases.
The value of a convertible security is a function of its “investment value,” or determined by its yield in comparison with the yields of other securities of comparable maturity and quality that do not have a conversion privilege, and its “conversion value,” or the security’s worth, at market value, if converted into the underlying common stock. The investment value of a convertible security is influenced by changes in interest rates, with investment value declining as interest rates increase and increasing as interest rates decline. The credit standing of the issuer and other factors also may have an effect on the convertible security’s investment value. The conversion value of a convertible security is determined by the market price of the underlying common stock. If the conversion value is low relative to the investment value, the price of the convertible security is governed principally by its investment value. To the extent the market price of the underlying common stock approaches or exceeds the conversion price, the price of the convertible security will be increasingly influenced by its conversion value. A convertible security generally will sell at a premium over its conversion value by the extent to which investors place value on the right to acquire the underlying common stock while holding a fixed-income security. Generally, the amount of the premium decreases as the convertible security approaches maturity. Although under normal market conditions longer-term convertible debt securities have greater yields than do shorter-term convertible debt securities of similar quality, they are subject to greater price fluctuations.
A convertible security may be subject to redemption at the option of the issuer at a price established in the convertible security’s governing instrument. If a convertible security held by the Fund is called for redemption, the Fund will be required to permit the issuer to redeem the security, convert it into the underlying common stock or sell it to a third party. Any of these actions could have an adverse effect on the Fund’s ability to achieve its investment objective.
Equity Securities Risk.   The value of equity securities, including common stocks, preferred stocks and convertible stocks, will fluctuate in response to factors affecting the particular company, as well as broader market and economic conditions. Moreover, in the event of a company’s bankruptcy, claims of certain creditors, including bondholders, will have priority over claims of holders of common stock and are likely to have varying types of priority over holders of preferred and convertible stock.
Equity markets may experience significant short-term volatility and may fall sharply at times. Different markets may behave differently from each other and U.S. equity markets may move in the opposite direction from one or more foreign stock markets. Adverse events in any part of the equity or fixed-income markets may have unexpected negative effects on other market segments. The prices of individual equity securities generally do not all move in the same direction at the same time and a variety of factors can affect the price of a particular company’s securities. These factors may include, but are not limited to, poor earnings reports, a loss of customers, litigation against the company, general unfavorable performance of the company’s sector or industry, or changes in government regulations affecting the company or its industry.
Risks Associated with Investments in Equity Securities Incidental to Investments in Syndicated Loans.    Investments in equity securities incidental to investments in Syndicated Loans or other debt instruments entail certain risks in addition to those associated with investments in Syndicated Loans or other debt instruments. Because equity is merely the residual value of a Borrower after all claims and other interests, it is inherently more risky than Syndicated Loans or other debt instruments of the same Borrower. The value of the equity securities may be affected more rapidly, and to a greater extent, by company- and industry-specific developments and general market conditions. These risks may increase fluctuations in the NAV of the common shares. The Fund frequently may possess material non-public information about a Borrower as a result of its ownership of a Syndicated Loan or other debt instruments of a Borrower. Because of prohibitions on trading in securities while in possession of material non-public information, the Fund might be unable to enter into a transaction in a security of the Borrower when it would otherwise be advantageous to do so.

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Dividends.   The Fund may invest in equity securities from time to time. Dividends relating to these equity securities may not be fixed, but may be declared at the discretion of a portfolio company’s board of directors. There is no guarantee that a company in which the Fund invests will declare dividends in the future or that, if declared, the dividends will remain at current levels or increase over time.
Derivatives Risk.
The Fund’s use of Derivatives involves investment risks and transaction costs to which the Fund would not be subject absent the use of these instruments and, accordingly, may result in losses greater than if they had not been used.
General Risks Associated with Derivatives.   Although the Fund does not expect Derivatives to represent a significant component of its portfolio initially, the Fund may use Derivatives including, in particular, swaps (including, total return swaps), synthetic collateralized loan obligations, reverse repurchase agreements and other similar transactions, in seeking to achieve its investment objective or for other reasons, such as cash management, financing activities or to hedge its positions. Accordingly, Derivatives may be used in limited instances as a form of leverage or to seek to enhance returns, including speculation on changes in credit spreads, interest rates or other characteristics of the market, individual securities or groups of securities. If the Fund invests in a Derivative for speculative purposes, which the Fund does not initially intend to do, the Fund will be fully exposed to the risks of loss of that Derivative, which may sometimes be greater than the Derivative’s cost. The use of Derivatives may involve substantial leverage. The use of Derivatives may subject the Fund to certain risks, including but not limited to:

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Credit risk — the risk that the counterparty in a Derivative transaction will be unable or unwilling to honor its financial obligation to the Fund, or the risk that the reference entity in a credit default swap or similar Derivative will not be able to honor its financial obligations. Certain participants in the Derivatives market, including larger financial institutions, have recently experienced significant financial hardship and deteriorating credit conditions. If the Fund’s counterparty to a Derivative transaction experiences a loss of capital, or is perceived to lack adequate capital or access to capital, it may experience margin calls or other regulatory requirements to increase equity. Under such circumstances, the risk that a counterparty will be unable to honor its obligations may increase substantially. If a counterparty becomes bankrupt or otherwise fails to perform its obligations under a derivative contract, the Fund may experience significant delays in obtaining any recovery under the derivative contract in bankruptcy or other reorganization proceeding. The Fund may obtain only a limited recovery or may obtain no recovery in such circumstances.

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Currency risk — the risk that changes in the exchange rate between two currencies will adversely affect the value (in U.S. dollar terms) of an investment.

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Leverage risk — the risk associated with certain types of Derivative strategies that relatively small market movements may result in large changes in the value of an investment. Certain investments or trading strategies that involve leverage can result in losses that greatly exceed the amount originally invested.

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Liquidity risk — the risk that certain securities may be difficult or impossible to sell at the time that the seller would like or at the price that the seller believes the security is currently worth. This risk is heightened to the extent the Fund engages in OTC Derivative transactions.

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Correlation risk — the risk that changes in the value of a Derivative will not match the changes in the value of the portfolio holdings that are being hedged or of the particular market, security or loan to which the Fund seeks exposure.

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Index risk — if the Derivative is linked to the performance of an index, it will be subject to the risks associated with changes in that index. If the index changes, the Fund could receive lower interest payments or experience a reduction in the value of the Derivative to below what the Fund paid. Certain indexed securities, including inverse securities (which move in an opposite direction to the index), may create leverage, to the extent that they increase or decrease in value at a rate that is a multiple of the changes in the applicable index.

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Valuation risk — valuations for Derivatives may not be readily available in the market. Valuations may be more difficult in times of market turmoil since many investors and market makers may be reluctant to purchase complex instruments or quote prices for them.

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Regulatory risk — various legislative and regulatory initiatives may impact the availability, liquidity and cost of Derivatives, including potentially limiting or restricting the ability of the Fund to use certain Derivatives or certain counterparties as a part of its investment strategy, increasing the costs of using these instruments or making these instruments less effective.

Rule 18f-4 under the 1940 Act permits the Fund to enter into Derivatives Transactions (as defined below) and certain other transactions notwithstanding the restrictions on the issuance of “senior securities” under Section 18 of the 1940 Act. Section 18 of the 1940 Act, among other things, prohibits closed-end funds, including the Fund, from issuing or selling any “senior security” representing indebtedness (unless the fund maintains 300% “asset coverage”) or any senior security representing stock (unless the fund maintains 200% “asset coverage”).
Under Rule 18f-4, “Derivatives Transactions” include the following: (1) any swap, security-based swap (including a contract for differences), futures contract, forward contract, option (excluding purchased options), any combination of the foregoing, or any similar instrument, under which the Fund is or may be required to make any payment or delivery of cash or other assets during the life of the instrument or at maturity or early termination, whether as margin or settlement payment or otherwise; (2) any short sale borrowing; (3) reverse repurchase agreements and similar financing transactions (e.g., recourse and non-recourse tender option bonds, and borrowed bonds), if the Fund elects to treat these transactions as Derivatives Transactions under Rule 18f-4; and (4) when-issued or forward-settling securities (e.g., firm and standby commitments, including to-be-announced commitments, and dollar rolls) and non-standard settlement cycle securities, unless the Fund intends to physically settle the transaction and the transaction will settle within 35 days of its trade date.
The Fund is currently relying on the Limited Derivatives User Exception (as defined below) from certain requirements of Rule 18f-4. Absent the availability of the Limited Derivatives User Exception, the Fund would be required to comply with Rule 18f-4 with respect to its Derivatives Transactions. Rule 18f-4, among other things, requires a fund to adopt and implement a comprehensive written derivatives risk management program (“DRMP”) and comply with a relative or absolute limit on fund leverage risk calculated based on value-at-risk (“VaR”). The DRMP is required to be administered by a “derivatives risk manager,” who is appointed by the fund’s board, including a majority of the directors or trustees who are not “interested persons” of the fund (as defined in the 1940 Act), and periodically reviews the DRMP and reports to the board.
Rule 18f-4 provides an exception from the DRMP, VaR limit and certain other requirements if the Fund’s “derivatives exposure” is limited to 10% of its net assets (as calculated in accordance with Rule 18f-4) and the Fund adopts and implements written policies and procedures reasonably designed to manage its derivatives risks (the “Limited Derivatives User Exception”).
Options and Futures Risk.   The Fund may utilize options and futures contracts and so-called “synthetic” options or other Derivatives written by broker-dealers or other permissible Financial Intermediaries. Options transactions may be effected on securities exchanges or in the OTC market. When options are purchased OTC, the Fund’s portfolio bears the risk that the counterparty that wrote the option will be unable or unwilling to perform its obligations under the option contract. Options may also be illiquid and, in such cases, the Fund may have difficulty closing out its position. OTC options also may include options on baskets of specific securities. The Fund may purchase call and put options on specific securities, and may write and sell covered or uncovered call and put options for hedging purposes in pursuing its investment objective. A put option gives the purchaser of the option the right to sell, and obligates the writer to buy, the underlying security at a stated exercise price, typically at any time prior to the expiration of the option. A call option gives the purchaser of the option the right to buy, and obligates the writer to sell, the underlying security at a stated exercise price, typically at any time prior to the expiration of the option. A covered call option is a call option with respect to which the seller of the option owns the underlying security. The sale of a call option exposes the seller during the term of the option to possible loss of opportunity to realize appreciation in the market price of the underlying security or to possible continued

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holding of a security that might otherwise have been sold to protect against depreciation in the market price of the security. In the sale of a put, losses may be significant and, in the sale of a call, losses can be unlimited.
The Fund may close out a position when writing options by purchasing an option on the same security with the same exercise price and expiration date as the option that it has previously written on the security. In such a case, the Fund will realize a profit or loss if the amount paid to purchase an option is less or more than the amount received from the sale of the option.
Purchasing a futures contract creates an obligation to take delivery of the specific type of financial instrument at a specific future time at a specific price for contracts that require physical delivery, or net payment for cash-settled contracts. Engaging in transactions in futures contracts involves risk of loss to the Fund. No assurance can be given that a liquid market will exist for any particular futures contract at any particular time. All terms of futures contracts are set forth in the rules of the exchange on which the futures contracts are traded. Many futures exchanges and boards of trade limit the amount of fluctuation permitted in futures contract prices during a single trading day. Once the daily limit has been reached in a particular contract, no trades may be made that day at a price beyond that limit or trading may be suspended for specified periods during the trading day. Futures contract prices could move to the limit for several consecutive trading days with little or no trading, preventing prompt liquidation of futures positions and potentially subjecting the Fund to substantial losses. Successful use of futures also is subject to the Advisers’ ability to predict correctly the direction of movements in the relevant market, and, to the extent the transaction is entered into for hedging purposes, to determine the appropriate correlation between the transaction being hedged and the price movements of the futures contract.
Swap Agreements Risk.   The Fund may enter into swap agreements, including interest rate and index swap agreements, for hedging purposes, as a form of leverage or to seek to obtain a particular desired return at a lower cost to the Fund than if the Fund had invested directly in an instrument yielding the desired return. Swap agreements are often two party contracts entered into primarily by institutional investors for periods ranging from a few days to more than one year. In a typical “swap” transaction, two parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined investments or instruments. Some swaps may be subject to central clearing and exchange trading. Whether the Fund’s use of swap agreements will be successful in furthering its investment objective will depend on the Advisers’ ability to correctly predict whether certain types of investments are likely to produce greater returns than other investments. Because they are two party contracts and because they may have terms of greater than seven days, some swap agreements may be considered by the Fund to be illiquid. Moreover, the Fund bears the risk of loss of the amount expected to be received under a swap agreement in the event of the default or bankruptcy of a bi-lateral swap agreement counterparty. The Fund may seek to reduce this risk to some extent by entering into a transaction only if the counterparty meets the Advisers’ current credit standards for OTC option counterparties. In the case of a cleared swap, the Fund bears the risk that the clearinghouse may default. Swap agreements also bear the risk that the Fund will not be able to meet its payment obligations to the counterparty. Restrictions imposed by the tax rules applicable to RICs may limit the Fund’s ability to use swap agreements. It is possible that developments in the swap market, including further government regulation, could adversely affect the Fund’s ability to enter into or terminate swap agreements or to realize amounts to be received under these agreements. Swap transactions may involve substantial leverage.
The Fund may enter into credit default swap agreements and similar agreements, and may also buy credit-linked securities. Credit default swaps are often structured with significant leverage and may be considered speculative. The credit default swap agreement or similar instrument may have as reference obligations one or more securities that are not currently held by the Fund. The protection “buyer” in a credit default contract may be obligated to pay the protection “seller” an upfront payment or a periodic stream of payments over the term of the contract provided generally that no credit event on a reference obligation has occurred. If a credit event occurs, the seller generally must pay the buyer the “par value” (full notional value) of the swap in exchange for an equal face amount of deliverable obligations of the reference entity described in the swap, or the seller may be required to deliver the related net cash amount, if the swap is cash settled. The Fund may be either the buyer or seller in the transaction. If the Fund is a buyer and no credit event occurs, the Fund recovers nothing if the swap is held through its termination date. However, if a credit event occurs, the Fund may elect to receive the full notional value of the swap in exchange for an equal face amount of deliverable obligations of the reference entity that may have little or no value. As a seller, the Fund generally

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receives an upfront payment or a fixed rate of income throughout the term of the swap, which typically is between six months and three years, provided that there is no credit event. If a credit event occurs, generally the seller must pay the buyer the full notional value of the swap in exchange for an equal face amount of deliverable obligations of the reference entity that may have little or no value.
Swaptions Risk.   The Fund, to the extent permitted under applicable law, may enter into “swaptions”, which are options on swap agreements on either an asset-based or liability-based basis. A swaption is a contract that gives a counterparty the right (but not the obligation) to enter into a new swap agreement or to shorten, extend, cancel or otherwise modify an existing swap agreement, at some designated future time on specified terms. The Fund may write (sell) and purchase put and call swaptions. Depending on the terms of the particular option agreement, the Fund generally will incur a greater degree of risk when it writes a swaption than it will incur when it purchases a swaption. When the Fund purchases a swaption, it risks losing only the amount of the premium it has paid should it decide to let the option expire unexercised. When the Fund writes a swaption, upon exercise of the option, the Fund will become obligated according to the terms of the underlying agreement.
Credit-Linked Securities Risk.   Among the income producing securities in which the Fund may invest are credit-linked securities, which generally are issued by a limited purpose trust or other vehicle that, in turn, invests in a Derivative instrument or basket of Derivative instruments, such as credit default swaps, interest rate swaps and other securities, in order to provide exposure to certain fixed income markets. For instance, the Fund may invest in credit-linked securities as a cash management tool in order to gain exposure to a certain market and/or to remain fully invested when more traditional income producing securities are not available.
Like an investment in a bond, investments in credit-linked securities generally represent the right to receive periodic income payments (in the form of dividends) and payment of principal at the end of the term of the security. However, these payments are conditioned on the issuer’s receipt of payments from, and the issuer’s potential obligations to, the counterparties to the Derivative instruments and other securities in which the issuer invests. For instance, the issuer may sell one or more credit default swaps, under which the issuer would receive a stream of payments over the term of the swap agreements provided that no event of default has occurred with respect to the referenced debt obligation upon which the swap is based. If a default occurs, the stream of payments may stop and the issuer would be obligated to pay the counterparty the par (or other agreed upon value) of the referenced debt obligation. This, in turn, would reduce the amount of income and principal that the Fund would receive as an investor in the issuer. The Fund’s investments in these instruments are indirectly subject to the risks associated with Derivatives, including, among others, credit risk and leverage risk. There may be no established trading market for these securities and they may constitute illiquid investments.
Structured Products Risk.
General.   The Fund may invest in structured products, including, without limitation, investment grade rated CLO Debt Securities and structured notes. Holders of structured products bear risks of the underlying investments, index or reference obligation and are subject to counterparty risk.
The Fund may have the right to receive payments only from the structured product, and generally does not have direct rights against the issuer or the entity that sold the assets to be securitized. While certain structured products enable the investor to acquire interests in a pool of securities without the brokerage and other expenses associated with directly holding the same assets, investors in structured products generally pay their share of the structured product’s administrative and other expenses. Although it is difficult to predict whether the prices of indices and securities underlying structured products will rise or fall, these prices (and, therefore, the prices of structured products) will be influenced by the same types of political and economic events that affect issuers of securities and capital markets generally. If the issuer of a structured product uses shorter-term financing to purchase longer term securities, the issuer may be forced to sell its securities at below market prices if it experiences difficulty in obtaining short-term financing, which may adversely affect the value of the structured products owned by the Fund.
Investments in structured products involve risks, including credit risk and market risk. Certain structured products may be thinly traded or have a limited trading market. Where the Fund’s investments in structured products are based upon the movement of one or more factors, including currency exchange

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rates, interest rates, reference bonds and share indices, depending on the factor used and the use of multipliers or deflators, changes in interest rates and movement of the factor may cause significant price fluctuations. Additionally, changes in the reference instrument or security may cause the interest rate on the structured product to be reduced to zero, and any further changes in the reference instrument may then reduce the principal amount payable on maturity. Structured products may be less liquid than other types of securities and more volatile than the reference instrument or security underlying the product.
The Fund may invest in structured products collateralized by below investment grade or distressed loans or securities. Investments in such structured products are subject to the risks associated with below investment grade securities. Such securities are characterized by high risk. It is likely that an economic recession could severely disrupt the market for such securities and may have an adverse impact on the value of such securities.
Collateralized Debt Obligations.   Cash flows in a CDO are split into two or more tranches, with differing payment characteristics, credit ratings, risks, and yield. The rated tranches of CDO debt securities are generally assigned credit ratings by one or more NRSROs. Residual tranches are the most junior and are not rated. The Fund will not invest in residual tranches and will invest only in rated tranches of CDO debt securities. CDO debt securities are limited recourse and may not be paid in full and may be subject to up to a 100% loss. The riskiest portion is the “equity” tranche, which bears the first loss from defaults from the underlying pool of bonds and serves to protect the other, more senior tranches from default (though such protection is not complete). Since it is partially protected from defaults, a senior tranche from a CDO typically has higher ratings and lower yields than its underlying securities, and may be rated investment grade. Despite the protection from the equity tranche, CDO tranches can experience substantial losses due to actual defaults, downgrades of the underlying collateral by rating agencies, forced liquidation of the collateral pool due to a failure of coverage tests, increased sensitivity to defaults due to collateral default and disappearance of protecting tranches, market anticipation of defaults as well as investor aversion to CDO securities as a class. CDOs carry additional risks including, but not limited to: (i) the possibility that distributions from collateral securities may not be adequate to make interest or other payments; (ii) the risk that the collateral may default or decline in value or be downgraded, if rated by an NRSRO; (iii) the Fund is likely to invest in tranches of CDOs that are subordinate to other tranches; (iv) the structure and complexity of the transaction and the legal documents could lead to disputes among investors regarding the characterization of proceeds; (v) the investment return achieved by the Fund could be significantly different than those predicted by financial models; (vi) the lack of a readily available secondary market for CDOs; (vii) the risk of forced “fire sale” liquidations due to technical defaults such as coverage test failures; and (viii) the CDO’s manager may perform poorly.
Risk of Leveraged Loan Market Price Decline.   Prior to the onset of the financial crisis, CLOs holding corporate loans, hedge funds and other highly leveraged investment vehicles comprised a substantial portion of the market for purchasing and holding first and second lien secured loans. As the secondary market pricing of the loans underlying these portfolios deteriorated during the fourth quarter of 2008, it is the Fund’s understanding that many investors, as a result of their generally high degrees of leverage, were forced to raise cash by selling their interests in performing loans to satisfy margin requirements or the equivalent of margin requirements imposed by their lenders. This resulted in a forced deleveraging cycle of price declines, compulsory sales and further price declines, with widespread redemption requests and other constraints resulting from the credit crisis generating further selling pressure.
Conditions in the leveraged loan market may experience similar disruption or deterioration, which may cause pricing levels to similarly decline or be volatile. As a result, the Fund may suffer unrealized depreciation and could incur realized losses in connection with the sale of the Fund’s syndicated loans, which could have a material adverse impact on the Fund’s business, financial condition and results of operations.
When-Issued Securities and Forward Commitments.   Securities may be purchased on a “forward commitment” or “when-issued” basis, meaning securities are purchased or sold with payment and delivery taking place in the future, to secure what is considered to be an advantageous price and yield at the time of entering into the transaction. However, the return on a comparable security when the transaction is consummated may vary from the return on the security at the time that the forward commitment or when-issued transaction was made. From the time of entering into the transaction until delivery and payment is made at a later date, the securities that are the subject of the transaction are subject to market fluctuations.

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In forward commitment or when-issued transactions, if the seller or buyer, as the case may be, fails to consummate the transaction, the counterparty may miss the opportunity of obtaining a price or yield considered to be advantageous. Forward commitment or when-issued transactions may occur a month or more before delivery is due. However, no payment or delivery is made until payment is received or delivery is made from the other party to the transaction.
Repurchase Agreements and Reverse Repurchase Agreements Risk.   Repurchase agreements carry certain risks not associated with direct investments in securities, including a possible decline in the market value of the underlying obligations. If their value becomes less than the repurchase price, plus any agreed-upon additional amount, the counterparty must provide additional collateral so that at all times the collateral is at least equal to the repurchase price plus any agreed-upon additional amount. The difference between the total amount to be received upon repurchase of the obligations and the price that was paid by the Fund upon acquisition is accrued as interest and included in its net investment income.
Repurchase agreements involving obligations other than U.S. Government securities (such as commercial paper and Corporate Bonds) may be subject to special risks and may not have the benefit of certain protections in the event of the counterparty’s insolvency. In the event of the bankruptcy or other default of a seller of a repurchase agreement, the Fund could experience both delays in liquidating the underlying securities and losses, including (i) possible decline in the value of the underlying security during the period in which the Fund seeks to enforce its rights thereto; (ii) possible lack of access to income on the underlying security during this period; and (iii) expenses of enforcing its rights.
Reverse repurchase agreements involve the risk that the buyer of the securities sold by the Fund might be unable to deliver them when the Fund seeks to repurchase. In the event that the buyer of securities under a reverse repurchase agreement files for bankruptcy or becomes insolvent, the buyer, trustee or receiver may receive an extension of time to determine whether to enforce the Fund’s obligation to repurchase the securities, and the Fund’s use of the proceeds of the reverse repurchase agreement may effectively be restricted pending such decision. If the Fund enters in reverse repurchase agreements and similar financing transactions in reliance on the exemption in Rule 18f-4(d), the Fund may treat such transactions as “derivatives transactions” and comply with Rule 18f-4 with respect to such transactions.
U.S. Government Debt Securities Risk.   U.S. Government debt securities historically have not involved the credit risks associated with investments in other types of debt securities, although, as a result, the yields available from U.S. Government debt securities are generally lower than the yields available from other securities. Like other debt securities, however, the values of U.S. Government securities change as interest rates fluctuate and in 2011 the credit rating of the United States was downgraded. Fluctuations in the value of portfolio securities will not affect interest income on existing portfolio securities but will be reflected in the Fund’s NAV. Because the magnitude of these fluctuations will generally be greater at times when the Fund’s average maturity is longer, under certain market conditions, the Fund may, for temporary defensive purposes, accept lower current income from short-term investments rather than investing in higher yielding long-term securities. The maximum potential liability of issuers of some U.S. Government obligations may greatly exceed their current resources, including any legal right to support from the U.S. Treasury. Additionally, from time to time, uncertainty regarding the status of negotiations in the U.S. government to increase the statutory debt ceiling could impact the creditworthiness of the United States and could impact the liquidity of the U.S. Government securities markets and ultimately the Fund.
Counterparty Risk.   The Fund’s investments may be exposed to the credit risk of the counterparties with which, or the dealers, brokers and exchanges through which, the Fund deals, whether in exchange-traded or OTC transactions. The Fund may be subject to the risk of loss of Fund assets on deposit or being settled or cleared with a broker in the event of the broker’s bankruptcy, the bankruptcy of any clearing broker through which the broker executes and clears transactions on behalf of the Fund, the bankruptcy of an exchange clearing house or the bankruptcy of any other counterparty. In the case of any such bankruptcy, it is expected that all securities and other assets deposited with such broker or dealer will be clearly identified as being assets of the Fund and the Fund should not be exposed to a credit risk with regard to such parties. However, it may not always be possible to achieve this and the Fund might recover, even in respect of property specifically traceable to the Fund, only a pro rata share of all property available for distribution to all of the counterparty’s customers and counterparties. Such an amount may be less than the amounts owed to the Fund. Such events would have an adverse effect on the Fund’s NAV.

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Liquidity Risk.   The Fund generally considers “illiquid securities” to be securities or loans that cannot be sold within seven days in the ordinary course of business at approximately the value used by the Fund in determining its NAV. The Fund may not be able to readily dispose of such securities or loans at prices that approximate those at which the Fund could sell the securities or loans if they were more widely traded and, as a result of that illiquidity, the Fund may have to sell other investments or engage in borrowing transactions if necessary to raise cash to meet its obligations. Limited liquidity can also affect the market price of securities, thereby adversely affecting the Fund’s NAV and ability to make dividend distributions.
Some Syndicated Loans are not readily marketable and may be subject to restrictions on resale. Syndicated Loans generally are not listed on any national securities exchange and no active trading market may exist for the Syndicated Loans in which the Fund may invest. When a secondary market exists, if at all, the market for some Syndicated Loans may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. The Fund has no limitation on the amount of its assets that may be invested in securities that are not readily marketable or are subject to restrictions on resale.
Valuation Risk.   Where possible, the Adviser utilizes independent pricing services to value certain portfolio instruments at their market value. If the pricing services are unable to provide a market value or if a significant event occurs such that the valuation(s) provided are deemed unreliable, the Adviser may value portfolio instrument(s) at their fair value, which is generally the amount an owner might reasonably expect to receive upon a current sale. Valuation risks associated with investing in Syndicated Loans including, but not limited to: a limited number of market participants compared to publicly traded investment grade securities, a lack of publicly available information about some borrowers, resale restrictions, settlement delays, corporate actions and adverse market conditions may make it difficult to value or sell such instruments.
A large percentage of the Fund’s portfolio investments are not publicly traded. The fair value of investments that are not publicly traded may not be readily determinable. The Adviser values these investments at fair value as determined in good faith, subject to oversight by the Board and pursuant to a consistently applied valuation process. The types of factors that may be considered in valuing the Fund’s investments include the enterprise value of the portfolio company (the entire value of the portfolio company to a market participant, including the sum of the values of debt and equity securities used to capitalize the enterprise at a point in time), the nature and realizable value of any collateral, the portfolio company’s ability to make payments and its earnings and discounted cash flows, the markets in which the portfolio company does business, a comparison of the portfolio company’s securities to similar publicly traded securities, changes in the interest rate environment and the credit markets generally that may affect the price at which similar investments would trade in their principal markets and other relevant factors. When an external event such as a purchase transaction, public offering or subsequent equity sale occurs, the Adviser considers the pricing indicated by the external event to corroborate the Adviser’s valuation. Because such valuations, and particularly valuations of private investments and private companies, are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, the Adviser’s determinations of fair value may differ materially from the values that would have been used if a ready market for these investments existed and may differ materially from the values that the Fund may ultimately realize. The Fund’s NAV per share could be adversely affected if the Adviser’s determinations regarding the fair value of these investments are higher than the values that the Fund realizes upon disposition of such investments.
Risks Associated with the Use of Leverage.
General.   The Fund currently utilizes and intends to continue to utilize leverage and may utilize leverage to the maximum extent permitted by law for investment and other general corporate purposes. The Fund currently employs leverage through senior secured revolving credit facilities and its outstanding MRP Shares. See “— State Street Credit Facility” and “— Wells Credit Facility” below and “Description of Capital Structure — Shares of Beneficial Interest — MRP Shares” for additional information. The Fund may in the future obtain leverage by issuing preferred shares and/or notes and it may also borrow funds from banks and other financial institutions. The Fund may also gain leverage synthetically through swaps and other Derivatives. The use of leverage to purchase additional securities creates an opportunity for increased Share dividends, but also creates risks for the Fund’s Shareholders, including increased variability of the Fund’s net income, distributions, NAV of its Shares in relation to market changes. Leverage is a speculative technique that exposes the Fund to greater risk and increased costs than if it were not implemented. Increases and decreases in the value of the Fund’s portfolio will be magnified if the Fund uses leverage. In

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particular, leverage may magnify interest rate risk, which is the risk that the prices of portfolio securities will fall (or rise) if market interest rates for those types of securities rise (or fall). As a result, leverage may cause greater changes in the Fund’s NAV, which will be borne entirely by the Fund’s Shareholders, and in the price at which its Shares trade in the secondary market. To the extent that the Fund makes investments in Syndicated Loans or other debt instruments structured with floors based on SOFR or another reference rate, the Fund will not realize additional income if rates increase during periods when SOFR or another reference rate remains below the applicable floor but the Fund’s cost of financing is expected to increase, resulting in the potential for a decrease in the level of income available for dividends or distributions made by the Fund. If the Fund issues preferred shares, such as the MRP Shares, and/or notes or engages in other borrowings, it will have to pay dividends on its preferred shares or interest on its notes or borrowings, which will increase expenses and may reduce the Fund’s return. These dividend payments or interest expenses (which will be borne entirely by Shareholders) may be greater than the Fund’s return on the underlying investments. The Fund’s leveraging strategy, if utilized, may not be successful.
The Fund may issue preferred shares and/or notes or other forms of indebtedness as a form of leverage. These means of obtaining leverage would be senior to the Fund’s Shares, such that holders of preferred shares and/or notes or other Fund indebtedness would have priority over the Shareholders in the distribution of the Fund’s assets, including dividends, distributions of principal and liquidating distributions. If preferred shares are issued and outstanding, holders of preferred shares would vote together with the holders of Shares on all matters, including the election of trustees. Additionally, holders of preferred shares would have the right separately to elect two trustees of the Fund, voting separately as a class, and would vote separately as a class on certain matters which may at times give holders of preferred shares disproportionate influence over the Fund’s affairs. If the preferred shares were limited in their term, redemptions of such preferred shares would require the Fund to liquidate its investments and would reduce the Fund’s use of leverage, which could negatively impact Shareholders. Because the Fund has issued Preferred Shares and has issued other forms of indebtedness, its ability to make distributions to its Shareholders is limited by the asset coverage requirements and other limitations imposed by the 1940 Act and the terms of the Fund’s indebtedness.
As a closed-end management investment company, the Fund is permitted, under specified conditions, to issue senior securities that are stock if the Fund’s asset coverage, as defined in the 1940 Act, is at least equal to 200% immediately after issuance. As defined in the 1940 Act, asset coverage of 200% means that for every $100 of net assets the Fund holds, the Fund may raise $100 from issuing senior securities. Under the 1940 Act, the preferred stock the Fund issues, including the MRP Shares, will constitute a “senior security” for purposes of the 200% asset coverage test. In addition, while any senior securities remain outstanding, the Fund will be required to make provisions to prohibit any dividend distribution to the Fund’s shareholders or the repurchase of such securities or shares unless the Fund meets the applicable asset coverage ratios at the time of the distribution or repurchase after giving effect to the distribution or repurchase. The Fund is also permitted to borrow amounts up to 5% of the value of the Fund’s total assets for temporary purposes without regard to asset coverage, which borrowings would not be considered senior securities, provided that any such borrowings in excess of 5% of the value of the Fund’s total assets would be subject to the asset coverage ratio requirements of the 1940 Act, even if for temporary purposes.
Under the 1940 Act, the Fund is permitted to incur greater effective leverage through the use of preferred stock than through the use of debt. As a result of the Fund’s issuance of the MRP Shares, the risk of the Fund incurring additional losses from its use of leverage is further heightened. The Fund may also choose to add leverage through the issuance of additional Preferred Shares.
The Fund will pay (and Shareholders will bear) all costs and expenses relating to the issuance and ongoing maintenance of any preferred shares and/or notes or other forms of indebtedness issued by the Fund, including higher advisory fees. As a result, the Fund cannot assure you that the issuance of preferred shares and/or notes or other forms of indebtedness will provide a higher yield or return to the holders of the Fund’s Shares. If the Fund offers and/or issues preferred shares and/or notes or other forms of indebtedness, the costs of the offering will be borne immediately by the Fund’s Shareholders and result in a reduction of the NAV of the Fund’s Shares.
The Fund anticipates that any money borrowed from a bank or other financial institution for investment purposes will accrue interest based on shorter-term interest rates that would be periodically reset. So long as

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the Fund’s portfolio provides a higher rate of return, net of expenses, than the interest rate on borrowed money, as reset periodically, the leverage may cause Shareholders to receive a higher current rate of return than if the Fund were not leveraged. If, however, long-term and/or short-term rates rise, the interest rate on borrowed money could exceed the rate of return on securities held by the Fund, reducing returns to Shareholders. Developments in the credit markets may adversely affect the ability of the Fund to borrow for investment purposes and may increase the costs of such borrowings, which would reduce returns to Shareholders.
There is no assurance that a leveraging strategy will be successful. Leverage involves risks and special considerations for Shareholders, including:
•
the likelihood of greater volatility of NAV and dividend rate of Shares than a comparable portfolio without leverage;

•
the risk that fluctuations in interest rates on borrowings or in dividend payments on, principal proceeds distributed to, or redemption of any preferred shares and/or notes or other forms of indebtedness that the Fund has issued will reduce the return to the Shareholders;

•
the effect of leverage in a declining market, which is likely to cause a greater decline in the NAV of the Fund’s Shares than if the Fund were not leveraged;

•
when the Fund uses financial leverage, the investment advisory fees payable to the Advisers will be higher than if the Fund did not use leverage, and may provide a financial incentive to the Advisers to increase the Fund’s use of leverage and create an inherent conflict of interest; and

•
leverage may increase expenses (which will be borne entirely by Shareholders), which may reduce total return.

If the Fund issues preferred shares and/or notes or other forms of indebtedness, the Fund may be subject to certain restrictions on investments imposed by the guidelines of one or more rating agencies, which may issue ratings for the preferred shares and/or notes or short-term debt securities issued by the Fund, or may be subject to covenants or other restrictions imposed by its lenders. These guidelines may impose asset coverage or portfolio composition requirements that are more stringent than those imposed by the 1940 Act. Certain types of borrowings by the Fund may result in the Fund being subject to covenants relating to asset coverage and portfolio composition requirements. These covenants and restrictions may negatively affect the Fund’s ability to achieve its investment objective. The Fund is subject to certain requirements described above in connection with its issuance of the MRP Shares.
Effects of Leverage.   The table below assumes that the Fund’s continued use of Preferred Shares represents approximately 12.1% of the Fund’s Managed Assets, borrowings represent approximately 14.4% of the Fund’s Managed Assets as of December 31, 2023 and the Fund bears expenses relating to such Preferred Shares and borrowings at annual effective stated interest rates of 4.1% and 6.46%, respectively (based on dividend rates for such Preferred Shares and interest rates for such borrowings as of a recent date). The table below also assumes that the annual return that the Fund’s portfolio must experience (net of expenses not related to Preferred Shares or borrowings) in order to cover the costs of such leverage would be approximately 1.42%. These figures are estimates based on current market conditions, used for illustration purposes only. Actual expenses associated with Preferred Shares and borrowings used by the Fund may vary frequently and may be significantly higher or lower than the rate used for the example above.
The following table is designed to illustrate the effects of the Fund’s leverage due to senior securities on corresponding Share total return, assuming investment portfolio total returns (consisting of income and changes in the value of investments held in the Fund’s portfolio) of -10%, -5%, 0%, 5% and 10%. These assumed investment portfolio returns are hypothetical figures and are not necessarily indicative of the investment portfolio returns expected to be experienced by the Fund. Your actual returns may be greater or less than those appearing below.
Assumed Return on Portfolio
(Net of Expenses not related to Preferred Shares or borrowings)	(10.00)%	(5.00)%	0.00%	5.00%	10.00%
Corresponding Share Total Return	(16.70)%	(9.39)%	(2.08)%	5.23%	12.54%

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Corresponding Share total return is composed of two elements — the Share dividends paid by the Fund (the amount of which is largely determined by the net investment income of the Fund after paying dividends on Preferred Shares and interest expenses on the Fund’s borrowings) and gains or losses on the value of the securities the Fund owns.
State Street Credit Facility.   The Fund is a party to a senior secured revolving credit facility (as amended, the “State Street Credit Facility”), that allows the Fund to borrow up to $400 million at any one time outstanding. The State Street Credit Facility’s stated maturity date is August 25, 2024. Under the State Street Credit Facility, the Fund is required to comply with various covenants, reporting requirements and other customary requirements for similar revolving credit facilities (which are subject to certain limitations and exceptions), including, without limitation, covenants related to: (a) limitations on the incurrence of additional indebtedness, including additional mandatory redeemable preferred shares, and liens, (b) limitations on certain restricted payments and (c) maintaining a ratio of total assets (less total liabilities other than senior securities representing indebtedness) to senior securities representing indebtedness plus the involuntary liquidation preference of the mandatory redeemable preferred shares of the Fund and its consolidated subsidiaries (subject to certain exceptions) of not less than 2:1.
As of December 31, 2023, there was $246.94 million outstanding under the State Street Credit Facility. The interest rate charged on the State Street Credit Facility is based on an applicable SOFR rate plus a credit spread adjustment of 0.10% and an applicable spread of 1.00% (as defined in the agreements governing the State Street Credit Facility). The Fund is required to pay a commitment fee of 0.25% per annum on any unused portion of the State Street Credit Facility.
Wells Credit Facility.   The Fund and one of the Fund’s consolidated subsidiaries, CADEX Credit Financing, LLC (the “Financing Sub”), are party to a revolving funding facility (as amended, the “Wells Credit Facility”), that allows the Financing Sub to borrow up to $850 million at any one time outstanding. The Wells Credit Facility is secured by all of the assets held by, and the membership interest in, the Financing Sub. The end of the reinvestment period and the stated maturity date for the Wells Credit Facility are November 16, 2024 and November 16, 2026, respectively.The Financing Sub is subject to limitations with respect to the loans securing the Wells Credit Facility, including restrictions on loan size, borrower domicile, payment frequency and status, collateral interests, and loans with fixed rates, as well as restrictions on portfolio company leverage, which may also affect the borrowing base and therefore amounts available to borrow. The Fund and the Financing Sub are also required to comply with various covenants, reporting requirements and other customary requirements for similar facilities (which are subject to certain limitations and exceptions).
As of December 31, 2023, there was $426.12 million outstanding under the Wells Credit Facility. The interest rate charged on the Wells Credit Facility is based on an applicable SOFR rate plus a credit spread adjustment of 0.10% and an applicable spread of 2.00% (as defined in the agreements governing the Wells Credit Facility). The Financing Sub is also required to pay a commitment fee of between 0.50% and 1.25% per annum depending on the size of the unused portion of the Wells Credit Facility.
The Fund may in the future form additional financing subsidiaries and incur additional leverage, directly or indirectly through any such financing subsidiaries, under a secured credit facility having similar or substantially different terms to those of the State Street Credit Facility or the Wells Credit Facility.
Warrants Risk.   Warrants give holders the right, but not the obligation, to buy common stock of an issuer at a given price, usually higher than the market price at the time of issuance, during a specified period. The risk of investing in a warrant is that the warrant may expire prior to the market value of the common stock exceeding the price fixed by the warrant. Warrants have a subordinate claim on a borrower’s assets compared with Syndicated Loans. As a result, the values of warrants generally are dependent on the financial condition of the borrower and less dependent on fluctuations in interest rates than are the values of many debt securities. The values of warrants may be more volatile than those of Syndicated Loans or Corporate Bonds and this may increase the volatility of the NAV of the common shares.
Contingent Liabilities.   From time to time the Fund may incur contingent liabilities in connection with an investment. For example, the Fund may purchase a revolving credit facility from a lender that has not yet been fully drawn. If the borrower subsequently draws down on the facility, the Fund would be obligated to fund the amounts due. The Fund may also enter into agreements pursuant to which it agrees to assume

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responsibility for default risk presented by a third party, and may, on the other hand, enter into agreements through which third parties offer default protection to the Fund.
Cost of Capital and Net Investment Income Risk.   If the Fund uses debt to finance investments, its net investment income may depend, in part, upon the difference between the rate at which it borrows funds and the rate at which it invests those funds. As a result, the Fund can offer no assurance that a significant change in market interest rates will not have a material adverse effect on the Fund’s net investment income. In periods of rising interest rates when it has debt outstanding, the Fund’s cost of funds will increase, which could reduce the Fund’s net investment income. The Fund may use interest rate risk management techniques in an effort to limit its exposure to interest rate fluctuations. These techniques may include various interest rate hedging activities to the extent permitted by the 1940 Act. These activities may limit its ability to participate in the benefits of lower interest rates with respect to the hedged portfolio. Adverse developments resulting from changes in interest rates or hedging transactions could have a material adverse effect on the Fund’s business, financial condition and results of operations.
A rise in the general level of interest rates can be expected to lead to higher interest rates applicable to the Fund’s debt investments, particularly to the extent that it holds floating rate debt securities. Accordingly, an increase in interest rates would make it easier for the Fund to meet or exceed the Incentive Fee hurdle rate and may result in a substantial increase to the amount of Incentive Fees payable to the Advisers with respect to pre-incentive fee net investment income. See “Management and Incentive Fees.”
Distressed Investments, Litigation, Bankruptcy and Other Proceedings Risk.   Investments in distressed securities involve a material risk of involving the Fund in a related litigation. Such litigation can be time consuming and expensive, and can frequently lead to unpredicted delays or losses. Litigation expenses, including payments pursuant to settlements or judgments, generally will be borne by the Fund.
There are a number of significant risks when investing in companies involved in bankruptcy or other reorganization proceedings, and many events in a bankruptcy are the product of contested matters and adversary proceedings which are beyond the control of the creditors. A bankruptcy filing may have adverse and permanent effects on a company. Further, if the proceeding is converted to a liquidation, the liquidation value of the company may not equal the liquidation value that was believed to exist at the time of the investment. In addition, the duration of a bankruptcy or other reorganization proceeding is difficult to predict. A creditor’s return on investment can be impacted adversely by delays while a plan of reorganization is being negotiated, approved by the creditors and, if applicable, confirmed by the bankruptcy court, and until it ultimately becomes effective. In bankruptcy, certain claims, such as claims for taxes, wages and certain trade claims, may have priority by law over the claims of certain creditors and administrative costs in connection with a bankruptcy proceeding are frequently high and will be paid out of the debtor’s estate prior to any return to creditors.
Certain fixed-income securities invested in by the Fund could be subject to U.S. federal, state or non-U.S. bankruptcy laws or fraudulent transfer or conveyance laws, if such securities were issued with the intent of hindering, delaying or defrauding creditors or, in certain circumstances, if the issuer receives less than reasonably equivalent value or fair consideration in return for issuing such securities. If a court were to find that the issuance of the securities was a fraudulent transfer or conveyance, the court could void the payment obligations under the securities, further subordinate the securities to other existing and future indebtedness of the issuer or require the Fund to repay any amounts received by it with respect to the securities. In the event of a finding that a fraudulent transfer or conveyance occurred, the Fund may not receive any payment on the securities. If the Fund or the Advisers is found to have interfered with the affairs of a company in which the Fund holds a debt investment, to the detriment of other creditors or common shareholders of such company, the Fund may be held liable for damages to injured parties or a bankruptcy court. While the Fund will attempt to avoid taking the types of action that would lead to such liability, there can be no assurance that such claims will not be asserted or that the Fund will be able to successfully defend against them. Moreover, such debt may be disallowed or subordinated to the claims of other creditors or treated as equity.
Insofar as the Fund’s portfolio includes obligations of non-United States obligors, the laws of certain foreign jurisdictions may provide for avoidance remedies under factual circumstances similar to those described above or under different circumstances, with consequences that may or may not be analogous to

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those described above under U.S. federal or state laws. Changes in bankruptcy laws (including U.S. federal and state laws and applicable non-United States laws) may adversely impact the Fund’s securities.
Lender Liability Risk.   A number of U.S. judicial decisions have upheld judgments of borrowers against lending institutions on the basis of various evolving legal theories, collectively termed “lender liability”. Generally, lender liability is founded on the premise that a lender has violated a duty (whether implied or contractual) of good faith, commercial reasonableness and fair dealing, or a similar duty owed to the Borrower or has assumed an excessive degree of control over the Borrower resulting in the creation of a fiduciary duty owed to the Borrower or its other creditors or shareholders. Because of the nature of its investments, the Fund may be subject to allegations of lender liability.
In addition, under common law principles that in some cases form the basis for lender liability claims, if a lender or bondholder (i) intentionally takes an action that results in the undercapitalization of a Borrower to the detriment of other creditors of such Borrower; (ii) engages in inequitable conduct to the detriment of the other creditors; (iii) engages in fraud with respect to, or makes misrepresentations to, the other creditors; or (iv) uses its influence as a shareholder to dominate or control a Borrower to the detriment of other creditors of the Borrower, a court may elect to subordinate the claim of the offending lender or bondholder to the claims of the disadvantaged creditor or creditors, a remedy called “equitable subordination”.
Because affiliates of, or persons related to, the Advisers may hold equity or other interests in obligors of the Fund, the Fund could be exposed to claims for equitable subordination or lender liability or both based on such equity or other holdings.
Sourcing of Suitable Assets Risk.   No assurance can be given the Advisers will be able to find enough appropriate investments that meet the Fund’s investment criteria.
Reinvestment Risk.   The Fund may reinvest the cash flows received from a security. There is a risk that the interest rate at which interim cash flows can be reinvested will fall. Reinvestment risk is greater for longer holding periods and for securities with large, early cash flows such as high-coupon bonds. Reinvestment risk also applies generally to the reinvestment of the proceeds the Fund receives upon the maturity or sale of an investment in a portfolio company.
Small-Cap and Mid-Cap Risk.   The Fund may invest from time to time in smaller and midsize companies and the securities of such portfolio companies tend to be more volatile and less liquid than those of larger companies. The markets for these securities are also less liquid than those for larger companies. This can adversely affect the prices at which the Fund can purchase and sell these securities, and thus the value of the Shares.
Privately Held Middle-Market Company Risk.   The Fund’s direct lending investments primarily represent investments in privately held U.S. middle market companies. Investments in privately held middle-market companies involve a number of significant risks, including the following:
•
these companies may have limited financial resources and may be unable to meet their obligations, which may be accompanied by a deterioration in the value of any collateral and a reduction in the likelihood of the Fund realizing any guarantees it may have obtained in connection with its investment;

•
they typically have shorter operating histories, narrower product lines and smaller market shares than larger businesses, which tend to render them more vulnerable to competitors’ actions and market conditions, as well as general economic downturns;

•
they typically depend on the management talents and efforts of a small group of persons; therefore, the death, disability, resignation or termination of one or more of these persons could have a material adverse effect on the Fund’s portfolio company and, in turn, on us;

•
there is generally little public information about these companies. These companies and their financial information are not subject to the Exchange Act and other regulations that govern public companies, and the Fund may be unable to uncover all material information about these companies, which may prevent the Fund from making a fully informed investment decision and cause us to lose money on the Fund’s investments;

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•
they generally have less predictable operating results and may require substantial additional capital to support their operations, finance expansion or maintain their competitive position;

•
the Fund’s executive officers, trustees and the Advisers may, in the ordinary course of business, be named as defendants in litigation arising from the Fund’s investments in the Fund’s portfolio companies;

•
changes in laws and regulations, as well as their interpretations, may adversely affect their business, financial structure or prospects; and

•
they may have difficulty accessing the capital markets to meet future capital needs.

Fraud Risk.   A major concern when investing in loans and other debt securities is the possibility of a material misrepresentation or omission on the part of the borrower. Such inaccuracy or incompleteness may adversely affect the valuation of the collateral underlying the loans or may adversely affect the ability of the Fund to perfect or effectuate a lien on the collateral securing the loan. The Fund relies upon the accuracy and completeness of representations made by borrowers to the extent reasonable when it makes its investments, but cannot guarantee such accuracy or completeness. Under certain circumstances, payments to the Fund may be reclaimed if any such payment or distribution is later determined to have been a fraudulent conveyance or a preferential payment.
Risks Relating to the Fund’s Investment Program
Market and Economic Risks.   The Fund and its portfolio companies may be materially affected by market, economic and political conditions globally and in the jurisdictions and sectors in which they invest or operate, including factors affecting interest rates, the availability of credit, currency exchange rates and trade barriers. These factors are outside the Fund’s control and could adversely affect the liquidity and value of its investments, and may reduce the ability of the Fund to make attractive new investments.
Trends and historical events do not imply, forecast or predict future events and past performance is not necessarily indicative of future results. There can be no assurance that the assumptions made or the beliefs and expectations currently held by the Advisers or their affiliates will prove correct, and actual events and circumstances may vary significantly.
The Fund may be subject to risk arising from a default by one of several large institutions that are dependent on one another to meet their liquidity or operational needs, so that a default by one institution may cause a series of defaults by the other institutions. This is sometimes referred to as “systemic risk” and may adversely affect Financial Intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges, with which the Fund interacts on a daily basis.
Instability in the credit markets has made it more difficult at certain times for a number of issuers of debt instruments to obtain financing or refinancing for their investment or lending activities or operations. In particular, because of volatile conditions in the credit markets, issuers of debt instruments may be subject to increased cost for debt, tightening underwriting standards and reduced liquidity for loans they make, securities they purchase and securities they issue. Certain Borrowers may, due to macroeconomic conditions, be unable to repay their Syndicated Loans or other debt obligations because of these conditions. A Borrower’s failure to satisfy financial or operating covenants imposed by lenders could lead to defaults and, potentially, termination of the Syndicated Loans and foreclosure on the underlying secured assets, which could trigger cross-defaults under other agreements and jeopardize a Borrower’s ability to meet its obligations under its debt instruments. The Fund may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms with a defaulting Borrower. The Fund may also experience a loss of principal.
These developments also (i) may make it more difficult for the Fund to accurately value its portfolio securities or to sell its portfolio securities on a timely basis; (ii) could adversely affect the ability of the Fund to use leverage for investment purposes and increase the cost of such leverage, which would reduce returns to the Shareholders; and (iii) may adversely affect the broader economy, which in turn may adversely affect the ability of issuers of securities owned by the Fund to make payments of principal and interest when due, lead to lower credit ratings of the issuer and increased defaults by the issuer. Such developments could, in turn, reduce the value of securities owned by the Fund and adversely affect the NAV of the Shares.

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The financial markets recently have encountered volatility associated with concerns about the balance sheets of banks, especially small and regional banks who may have significant losses associated with investments that make it difficult to fund demands to withdraw deposits and other liquidity needs. Although the federal government has announced measures to assist these banks and protect depositors, some banks have already been impacted and others may be materially and adversely impacted. The Fund’s business is dependent on bank relationships and the Adviser is proactively monitoring the financial health of such bank relationships. Continued strain on the banking system may adversely impact the Fund’s business, financial condition and results of operations.
Non-U.S. Securities Risk.   The Fund may invest in securities, including direct loans, Syndicated Loans and Subordinated Loans, of non-U.S. issuers or Borrowers. These investments involve certain risks not involved in domestic investments and may experience more rapid and extreme changes in value than investments in securities of U.S. companies. Markets for these investments in foreign countries often are not as developed, efficient or liquid as similar markets in the United States, and therefore, the prices of non-U.S. securities may be more volatile. Certain foreign countries may impose restrictions on the ability of issuers of non-U.S. securities to make payments of principal and interest to investors located outside the country, whether from currency blockage or otherwise. In addition, the Fund will be subject to risks associated with adverse political and economic developments in foreign countries, including seizure or nationalization of foreign deposits, different legal systems and laws relating to creditors’ rights and the potential inability to enforce legal judgments, all of which could cause the Fund to lose money on its investments in non-U.S. securities. Generally, there is less readily available and reliable information about non-U.S. issuers or Borrowers due to less rigorous disclosure or accounting standards and regulatory practices. The ability of a foreign sovereign issuer to make timely payments on its debt obligations will also be strongly influenced by the sovereign issuer’s balance of payments, including export performance, its access to international credit facilities and investments, fluctuations of interest rates and the extent of its foreign reserves. The cost of servicing external debt generally will also be adversely affected by rising international interest rates, as many external debt obligations bear interest at rates that are adjusted based upon international interest rates. Investments in so-called “emerging markets” (or lesser developed countries) are particularly speculative and entail all of the risks of investing in non-U.S. securities but to a heightened degree. Compared to developed countries, emerging market countries may have relatively unstable governments, economies based on only a few industries and securities markets that trade a small number of securities. Securities issued by companies located in emerging market countries tend to be especially volatile and may be less liquid than securities traded in developed countries. Additionally, companies in emerging market countries may not be subject to accounting, auditing, financial reporting and recordkeeping requirements that are as robust as those in more developed countries.
Economic sanctions may be, and have been, imposed against certain countries, organizations, companies, entities and/or individuals. Economic sanctions and other similar governmental actions or developments could, among other things, effectively restrict or eliminate the Fund’s ability to purchase or sell certain foreign securities or groups of foreign securities, and thus may make the Fund’s investments in such securities less liquid or more difficult to value. Such sanctions may also cause a decline in the value of securities issued by the sanctioned country or companies located in or economically tied to the sanctioned country. In addition, as a result of economic sanctions and other similar governmental actions or developments, the Fund may be forced to sell or otherwise dispose of foreign investments at inopportune times or prices.
Foreign Currency Risk.   Because the Fund may invest in securities denominated or quoted in currencies other than the U.S. dollar, changes in foreign currency exchange rates may affect the value of securities in the Fund and the unrealized appreciation or depreciation of investments. Currencies of certain countries may be volatile and therefore may affect the value of securities denominated in such currencies, which means that the Fund’s NAV could decline as a result of changes in the exchange rates between foreign currencies and the U.S. dollar. The Advisers may, but are not required to, elect for the Fund to seek to protect itself from changes in currency exchange rates through hedging transactions depending on market conditions. The Fund may incur costs in connection with the conversions between various currencies. In addition, certain countries may impose foreign currency exchange controls or other restrictions on the repatriation, transferability or convertibility of currency.
Currency Hedging Risk.   The Advisers may seek to hedge all or a portion of the Fund’s foreign currency risk. However, the Advisers cannot guarantee that it will be practical to hedge these risks in certain markets or conditions or that any efforts to do so will be successful.

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Arbitrage Risk.   The Fund may engage in capital structure arbitrage and other arbitrage strategies. Arbitrage strategies entail various risks, including the risk that external events, regulatory approvals and other factors will impact the consummation of announced corporate events and/or the prices of certain positions. In addition, hedging is an important feature of capital structure arbitrage. There is no guarantee that the Advisers will be able to hedge the Fund’s investment portfolio in the manner necessary to employ successfully the Fund’s strategy.
Market Disruption and Geopolitical Risk.   The occurrence of events similar to those in recent years, such as the aftermath of the war in Iraq, instability in Afghanistan, Pakistan, Egypt, Libya, Syria and the Middle East, international war or conflict (including the Israel-Hamas war), new and ongoing epidemics and pandemics of infectious diseases and other global health events, natural/environmental disasters, terrorist attacks in the United States and around the world social and political discord, debt crises (such as the Greek crisis), sovereign debt downgrades, the Russian invasion of Ukraine, increasingly strained relations between the United States and a number of foreign countries, including historical adversaries, such as North Korea, Iran, China and Russia, and the international community generally, new and continued political unrest in various countries, such as Venezuela and Spain, the exit or potential exit of one or more countries from the European Union (“EU”) or the Economic and Monetary Union, and continued changes in the balance of political power among and within the branches of the U.S. government, among others, may result in market volatility, may have long term effects on the U.S. and worldwide financial markets, and may cause further economic uncertainties in the United States and worldwide.
Russia launched a large-scale invasion of Ukraine on February 24, 2022. The extent and duration of the military action, resulting sanctions and resulting future market disruptions, including declines in its stock markets and the value of the ruble against the U.S. dollar, in the region are impossible to predict, but could be significant. Any such disruptions caused by Russian military action or other actions (including cyberattacks and espionage) or resulting actual and threatened responses to such activity, including purchasing and financing restrictions, boycotts or changes in consumer or purchaser preferences, sanctions, tariffs or cyberattacks on the Russian government, Russian companies or Russian individuals, including politicians, could have a severe adverse effect on Russia and the European region, including significant negative impacts on the Russian economy, the European economy and the markets for certain securities and commodities, such as oil and natural gas, and may likely have collateral impacts on such sectors globally as well as other sectors. How long such military action and related events will last cannot be predicted.
China and the United States have each imposed tariffs on the other country’s products. These actions may cause a significant reduction in international trade, the oversupply of certain manufactured goods, substantial price reductions of goods and possible failure of individual companies and/or large segments of China’s export industry, which could have a negative impact on the Fund’s performance. U.S. companies that source material and goods from China and those that make large amounts of sales in China would be particularly vulnerable to an escalation of trade tensions. Uncertainty regarding the outcome of the trade tensions and the potential for a trade war could cause the U.S. dollar to decline against safe haven currencies, such as the Japanese yen and the Euro. Events such as these and their consequences are difficult to predict and it is unclear whether further tariffs may be imposed or other escalating actions may be taken in the future.
An outbreak of an infectious coronavirus (COVID-19) that was first detected in December 2019 developed into a global pandemic that has resulted in numerous disruptions in the market and has had significant economic impact leaving general concern and uncertainty. Although vaccines have been developed and approved for use by various governments, the duration of the pandemic and its effects cannot be predicted with certainty. The impact of this coronavirus, and other epidemics and pandemics that may arise in the future, could affect the economies of many nations, individual companies and the market in general ways that cannot necessarily be foreseen at the present time.
Cybersecurity incidents affecting particular companies or industries may adversely affect the economies of particular countries, regions or parts of the world in which the Fund invests.
The occurrence of any of these above events could have a significant adverse impact on the value and risk profile of the Fund’s portfolio. The Fund does not know how long the securities markets may be affected by similar events and cannot predict the effects of similar events in the future on the U.S. economy and securities markets. There can be no assurance that similar events and other market disruptions will not have

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other material and adverse implications. The Fund may be adversely affected by uncertainties such as terrorism, international political developments, and changes in government policies, taxation, restrictions on foreign investment and currency repatriation, currency fluctuations and other developments in the laws and regulations of the countries in which it is invested. As a result, whether or not the Fund invests in securities located in or with significant exposure to the countries directly affected, the value and liquidity of the Fund’s investments may be negatively impacted. Further, due to closures of certain markets and restrictions on trading certain securities, the value of certain securities held by the Fund could be significantly impacted.
U.S. Credit Rating and European Economic Crisis Risk.   In August 2011, S&P lowered its long-term sovereign credit rating on the United States from “AAA” to “AA+,” which was re-affirmed by S&P in March 2022. In January 2012, S&P lowered its long-term sovereign credit ratings for France, Italy, Spain and six other European countries, which negatively impacted global markets and economic conditions. S&P subsequently raised its long-term sovereign credit rating on Spain to “A” with a stable outlook. Furthermore, following the UK’s referendum to leave the EU, S&P lowered its long-term sovereign credit rating. In addition, the terms of the UK’s exit and any future referendums in other European countries may disrupt the global market. U.S. budget deficit concerns, together with signs of deteriorating sovereign debt conditions in Europe, have increased the possibility of additional credit-rating downgrades and economic slowdowns. The impact of any further downgrade to the U.S. government’s sovereign credit rating, or its perceived creditworthiness, and the impact of the current crisis in Europe with respect to the ability of certain EU countries to continue to service their sovereign debt obligations is inherently unpredictable and could adversely affect the U.S. and global financial markets and economic conditions. In addition, the economic downturn and the significant government interventions into the financial markets and fiscal stimulus spending over the last several years have contributed to significantly increased U.S. budget deficits. There can be no assurance that future fiscal or monetary measures to aid economic recovery will be effective. These developments and reactions of the credit markets to these developments could cause interest rates and borrowing costs to rise, which may negatively impact the Fund’s ability to obtain debt financing on favorable terms. In addition, any adverse economic conditions resulting from any further downgrade of the U.S. government’s sovereign credit rating or the economic crisis in Europe could have a material adverse effect on the Fund’s business, financial condition and results of operations.
Government Intervention in the Financial Markets Risk.   Instability in the financial markets has led the U.S. Government, the Federal Reserve and foreign governments and central banks around the world to take a number of unprecedented actions designed to support certain financial institutions and segments of the financial markets that have experienced extreme volatility, and in some cases a lack of liquidity. U.S. federal and state and foreign governments, their regulatory agencies or self-regulatory organizations may take additional actions that affect the regulation of the securities, debt instruments or structured products in which the Fund invests, or the issuers of such securities or structured products, in ways that are unforeseeable or not fully understood or anticipated. Governments or their agencies may also acquire distressed assets from financial institutions and acquire ownership interests in those institutions. The implications of government ownership and disposition of these assets are unclear, and such programs may have positive or negative effects on the liquidity, valuation and performance of the Fund’s portfolio holdings. Furthermore, volatile financial markets can expose the Fund to greater market and liquidity risk and potential difficulty in valuing portfolio instruments held by the Fund. The Adviser will monitor developments and seek to manage the Fund’s portfolio in a manner consistent with achieving the Fund’s investment objective, but there can be no assurance that it will be successful in doing so.
European Risk.   The Fund may invest a portion of its capital in debt securities issued by issuers domiciled in Europe, including issuers domiciled in the U.K. Concerns regarding the sovereign debt of various Eurozone countries, including the potential for investors to incur substantial write-downs, reductions in the face value of sovereign debt and/or sovereign defaults, as well as the possibility that one or more countries might leave the EU or the Eurozone create risks that could materially and adversely affect the Fund’s investments. Sovereign debt defaults and EU and/or Eurozone exits could have material adverse effects on the Fund’s investments in European companies, including, but not limited to, the availability of credit to support such companies’ financing needs, uncertainty and disruption in relation to financing, increased currency risk in relation to contracts denominated in Euros and wider economic disruption in markets served by those companies, while austerity and/or other measures introduced to limit or contain these issues may themselves lead to economic contraction and resulting adverse effects for the Fund. Legal uncertainty

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about the funding of Euro denominated obligations following any breakup or exits from the Eurozone, particularly in the case of investments in companies in affected countries, could also have material adverse effects on the Fund. In connection with investments in non-U.S. issuers, the Fund may engage in foreign currency exchange transactions but is not required to hedge its currency exposure. As such, the Fund makes investments that are denominated in British pound sterling or Euros. The Fund’s assets are valued in U.S. dollars and the depreciation of the British pound sterling and/or the Euro in relation to the U.S. dollar could adversely affect the Fund’s investments denominated in British pound sterling or Euros that are not fully hedged regardless of the performance of the underlying issuer.
Economic Recession or Downturn Risk.   Many of the Fund’s portfolio companies may be susceptible to economic slowdowns or recessions and may be unable to repay the Fund’s debt investments during these periods. Therefore, the Fund’s non-performing assets are likely to increase, and the value of its portfolio is likely to decrease, during these periods. Adverse economic conditions may also decrease the value of any collateral securing the Fund’s secured loans. A prolonged recession may further decrease the value of such collateral and result in losses of value in the Fund’s portfolio and a decrease in the Fund’s revenues, net income and NAV. Unfavorable economic conditions also could increase the Fund’s funding costs, limit the Fund’s access to the capital markets or result in a decision by lenders not to extend credit to it on terms it deems acceptable. These events could prevent the Fund from increasing investments and harm the Fund’s operating results.
Legal and Regulatory Risks.   At any time after the date of this prospectus, legislation may be enacted that could negatively affect the assets of the Fund or the issuers of such assets. Changing approaches to regulation may have a negative impact on the entities in which the Fund invests. Legislation or regulation may also change the way in which the Fund itself is regulated. There can be no assurance that future legislation, regulation or deregulation will not have a material adverse effect on the Fund or will not impair the ability of the Fund to achieve its investment objective.
Risks Associated with Commodity Futures Trading Commission Regulation.   The Sub-Adviser claims an exclusion from the definition of the term “commodity pool operator” in accordance with Commodity Futures Trading Commission (“CFTC”) Regulation 4.5 so that the Sub-Adviser is not subject to registration or regulation as a CPO under the CEA with respect to the Fund. In order to maintain the exclusion for the Sub-Adviser, the Fund must invest no more than a prescribed level of its liquidation value in certain futures, certain swap contracts and certain other Derivatives subject to the CEA’s jurisdiction, and the Fund must not market itself as providing investment exposure to such instruments. If the Fund’s investments no longer qualify the Sub-Adviser for the exclusion, the Sub-Adviser may be subject to the CFTC’s CPO registration requirements with respect to the Fund, and the disclosure and operations of the Fund would need to comply with all applicable regulations governing commodity pools registered as investment companies under the 1940 Act and commodity pool operators. Compliance with the additional registration and regulatory requirements may increase operating expenses. Other potentially adverse regulatory initiatives could also develop.
Inflation and Deflation Risk.   Inflation risk is the risk that the value of certain assets or income from the Fund’s investments will be worth less in the future as inflation decreases the value of money. As inflation increases, the real value of investments and distributions can decline. In addition, during any periods of rising inflation, the dividend rates or borrowing costs associated with the Fund’s use of leverage would likely increase, which would tend to further reduce returns to Shareholders. Deflation risk is the risk that prices throughout the economy decline over time — the opposite of inflation. Deflation may have an adverse effect on the creditworthiness of issuers and may make issuer defaults more likely, which may result in a decline in the value of the Fund’s portfolio.
Interest Rate Risk.   The market value of Corporate Bonds and other fixed-income securities changes in response to interest rate changes and other factors. In an effort to combat inflation, the U.S. Federal Reserve (the “Federal Reserve”) increased the federal funds rate in 2023. Although the Federal Reserve left its benchmark rates steady in the fourth quarter of 2023, it has indicated that additional rate increases in the future may be necessary to mitigate inflationary pressures and there can be no assurance that the Federal Reserve will not make upwards adjustments to the federal funds rate in the future. However, there are reports that the Federal Reserve may begin to cut the benchmark rates in 2024. Interest rate risk is the risk that prices of bonds and other fixed-income securities will increase as interest rates fall and decrease as rates rise.

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Accordingly, an increase in market interest rates may cause a decrease in the price of a debt security and, therefore, a decline in the net asset value of the Fund’s Shares. The magnitude of these fluctuations in the market price of bonds and other fixed-income securities is generally greater for those securities with longer maturities. Because Syndicated Loans with floating or variable rates reset their interest rates only periodically, changes in prevailing interest rates (and particularly sudden and significant changes) can be expected to cause some fluctuations in the Fund’s NAV. Similarly, an increase in market interest rates may cause a decline in the Fund’s NAV. In addition, Syndicated Loans or similar loans or securities may allow the Borrower to opt between SOFR-based interest rates and interest rates based on bank prime rates, which may have an effect on the Fund’s NAV.
If general interest rates rise, as they have in recent years, there is a risk that the portfolio companies in which the Fund holds floating rate securities will be unable to pay escalating interest amounts, which could result in a default under their loan documents. Rising interest rates could also cause portfolio companies to shift cash from other productive uses to the payment of interest, which may have a material adverse effect on their business and operations and could, over time, lead to increased defaults. In addition, rising interest rates may increase pressure on the Fund to provide fixed rate loans to the Fund’s portfolio companies, which could adversely affect the Fund’s net investment income, as increases in the cost of borrowed funds would not be accompanied by increased interest income from such fixed-rate investments.
Investment Terms and Timeframe Risk.   Delays in investing the net proceeds of this offering may impair the Fund’s performance. The Fund cannot assure investors that it will be able to identify any investments that meet the Fund’s investment objective or that any investment that the Fund makes will produce a positive return. The Fund may be unable to invest its assets on acceptable terms within the time period that it anticipates or at all, which could harm the Fund’s financial condition and results of operations.
Prior to investing in securities of portfolio companies, the Fund may invest primarily in cash, cash equivalents, U.S. government securities, repurchase agreements and high-quality debt instruments maturing in one year or less from the time of investment, which may produce returns that are significantly lower than the returns which it expects to achieve when the Fund’s portfolio is fully invested in securities meeting its investment objective. As a result, any distributions that the Fund pays while its portfolio is not fully invested in securities meeting its investment objective may be lower than the distributions that the Fund may be able to pay when its portfolio is fully invested in securities meeting its investment objective.
Restrictions on Entering into Affiliated Transactions.   The Advisers may enter into transactions and invest in securities, instruments and currencies on behalf of the Fund in which customers of its affiliates, to the extent permitted by applicable law, serve as the counterparty, principal or issuer. In such cases, such party’s interests in the transaction could be adverse to the interests of the Fund, and such party may have no incentive to assure that the Fund obtains the best possible prices or terms in connection with the transaction. In addition, the purchase, holding and sale of such investments by the Fund may enhance the profitability of the Advisers or their affiliates. One or more affiliates may also create, write or issue Derivatives for their customers, the underlying securities, currencies or instruments of which may be those in which the Fund invests or which may be based on the performance of the Fund. The Fund may, subject to applicable law, purchase investments that are the subject of an underwriting or other distribution by one or more of the Advisers affiliates and may also enter into transactions with other clients of an affiliate where such other clients have interests adverse to those of the Fund. By reason of the various activities of the Advisers and their affiliates, the Advisers and such affiliates may acquire confidential or material non-public information or otherwise be restricted from purchasing certain potential Fund investments that otherwise might have been purchased or be restricted from selling certain Fund investments that might otherwise have been sold at the time.
Lack of Funds to Make Additional Investments Risk.   The Fund may not have the funds or ability to make additional investments in its portfolio companies. After the Fund’s initial investment in a portfolio company, it may be called upon from time to time to provide additional funds to such company or have the opportunity to increase its investment through the exercise of a warrant to purchase common shares. There is no assurance that the Fund will make, or will have sufficient funds to make, follow-on investments. Any decisions not to make a follow-on investment or any inability on the Fund’s part to make such an investment may have a negative impact on a portfolio company in need of such an investment, may result in a missed opportunity for the Fund to increase its participation in a successful operation or may reduce the expected return on the investment.

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Uncertain Exit Strategies.   Due to the illiquid nature of some of the positions that the Fund is expected to acquire, as well as the risks associated with the Fund’s investment strategies, the Fund is unable to predict with confidence what the exit strategy may ultimately be for any given investment, or that one will definitely be available. Exit strategies which appear to be viable when an investment is initiated may be precluded by the time the investment is ready to be realized due to economic, legal, political or other factors.
Other Risks Relating to the Fund
Adviser Risk.   The Adviser utilizes the resources of Ares’ U.S. and European credit teams who manage direct lending, syndicated loan, corporate bond, opportunistic credit and structured credit investment strategies for the Ares Credit Group as well as the real estate debt and stressed/distressed investment teams. The Fund’s portfolio management team is comprised of members of Ares’ Credit Group. The Adviser intends to use the resources of Ares. There can be no assurance that any such investment professionals will remain employed by Ares or if employed, will remain involved with the Advisers’ performance obligations. The Adviser is a joint venture and conflicts could arise between the parties to the joint venture that could impact the Adviser’s ability to perform its duties.
Senior Management Personnel of the Advisers.   Since the Fund has no employees, it depends on the investment expertise, skill and network of business contacts of the Advisers. The Advisers evaluate, negotiate, structure, execute, monitor and service the Fund’s investments. The Fund’s future success depends to a significant extent on the continued service and coordination of the Advisers and their senior management team. The departure of any members of the Advisers’ senior management team could have a material adverse effect on the Fund’s ability to achieve its investment objective.
The Fund’s ability to achieve its investment objective depends on the Advisers’ ability to identify, analyze, invest in, finance and monitor companies that meet the Fund’s investment criteria. The Advisers’ capabilities in managing the investment process, providing competent, attentive and efficient services to the Fund, and facilitating access to financing on acceptable terms depend on the employment of investment professionals in an adequate number and of adequate sophistication to match the corresponding flow of transactions. To achieve the Fund’s investment objective, the Advisers may need to hire, train, supervise and manage new investment professionals to participate in the Fund’s investment selection and monitoring process. The Advisers may not be able to find investment professionals in a timely manner or at all. Failure to support the Fund’s investment process could have a material adverse effect on the Fund’s business, financial condition and results of operations.
In addition, the Investment Advisory Agreement has termination provisions that allow the parties to terminate the agreements without penalty. The Investment Advisory Agreement, Investment Sub-Advisory Agreement and the CAM Administration Agreement may be terminated at any time, without penalty, by the Advisers upon 60 days’ notice to the Fund. If either agreement is terminated, it may adversely affect the quality of the Fund’s investment opportunities. In addition, in the event such agreements are terminated, it may be difficult for the Fund to replace the Advisers. Furthermore, the termination of either of these agreements may adversely impact the terms of the Fund’s or its subsidiaries’ financing facilities or any financing facility into which the Fund or its subsidiaries may enter in the future, which could have a material adverse effect on the Fund’s business and financial condition.
Key Personnel Risk.   The Adviser depends on the diligence, skill and network of business contacts of certain Ares Credit Group and CION professionals. The Adviser also depends, to a significant extent, on access to other investment professionals within Ares and CION and the information and deal flow generated by these investment professionals in the course of their investment and portfolio management activities. The Fund’s success depends on the continued service of such personnel. The investment professionals associated with the Advisers are actively involved in other investment activities not concerning the Fund and will not be able to devote all of their time to the Fund’s business and affairs. The departure of any of the senior managers of the Advisers, or of a significant number of the investment professionals or partners of the Advisers’ affiliates, could have a material adverse effect on the Fund’s ability to achieve its investment objective. Individuals not currently associated with the Advisers may become associated with the Fund and the performance of the Fund may also depend on the experience and expertise of such individuals. In addition, there is no assurance that the Advisers will remain the Fund’s investment adviser or that the Advisers will continue to have access to the investment professionals and partners of its affiliates and the information and deal flow generated by the investment professionals of its affiliates.

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Ares and CION Relationships.   The Fund expects that Ares and CION will depend on their existing relationships with private equity sponsors, investment banks and commercial banks, and the Fund expects to rely to a significant extent upon these relationships for purposes of potential investment opportunities. If Ares or CION fails to maintain their existing relationships or develop new relationships with other sources or sponsors of investment opportunities, the Fund may not be able to expand its investment portfolio. In addition, individuals with whom Ares and CION have relationships are not obligated to provide the Fund with investment opportunities and, therefore, there is no assurance that such relationships will generate investment opportunities for the Fund.
The Advisers’ Incentive Fee Risk.   The Investment Advisory Agreement and Investment Sub-Advisory Agreement entitle the Advisers to receive incentive compensation on income regardless of any capital losses. In such case, the Fund may be required to pay the Advisers incentive compensation for a fiscal quarter even if there is a decline in the value of the Fund’s portfolio or if the Fund incurs a net loss for that quarter.
Any Incentive Fee payable by the Fund that relates to its net investment income may be computed and paid on income that may include income that has been accrued but not yet received. If a portfolio company defaults on a loan that is structured to provide accrued interest, it is possible that accrued interest previously included in the calculation of the Incentive Fee will become uncollectible. The Advisers are not under any obligation to reimburse the Fund for any part of the Incentive Fee they received that was based on accrued income that the Fund never received as a result of a default by an entity on the obligation that resulted in the accrual of such income, and such circumstances would result in the Fund’s paying an Incentive Fee on income it never received.
The Incentive Fee payable by the Fund to the Advisers may create an incentive for them to make investments on the Fund’s behalf that are risky or more speculative than would be the case in the absence of such compensation arrangement. The way in which the Incentive Fee payable to the Advisers is determined may encourage them to use leverage to increase the return on the Fund’s investments. In addition, the fact that the Management Fee is payable based upon the Fund’s average daily gross assets, which would include any borrowings for investment purposes, may encourage the Advisers to use leverage to make additional investments. Under certain circumstances, the use of leverage may increase the likelihood of default, which would disfavor Shareholders. Such a practice could result in the Fund’s investing in more speculative securities than would otherwise be in its best interests, which could result in higher investment losses, particularly during cyclical economic downturns.
Shares Not Listed; No Market for Shares.   The Fund has been organized as a closed-end management investment company. Closed-end funds differ from open-end management investment companies (commonly known as mutual funds) because investors in a closed-end fund do not have the right to redeem their shares on a daily basis. Unlike most closed-end funds, which typically list their shares on a securities exchange, the Fund does not currently intend to list the Shares for trading on any securities exchange, and the Fund does not expect any secondary market to develop for the Shares in the foreseeable future. Therefore, an investment in the Fund, unlike an investment in a typical closed-end fund, is not a liquid investment.
Closed-end Interval Fund; Liquidity Risks.   The Fund is a diversified, closed-end management investment company operated as an “interval fund” and designed primarily for long-term investors. The Fund is not intended to be a typical traded investment. There is no secondary market for the Fund’s Shares and the Fund expects that no secondary market will develop. An investor should not invest in the Fund if the investor needs a liquid investment. Closed-end funds differ from open-end management investment companies (commonly known as mutual funds) in that investors in a closed-end fund do not have the right to redeem their shares on a daily basis at a price based on NAV. Although the Fund, as a fundamental policy, will make quarterly offers to repurchase at least 5% and up to 25% of its outstanding Shares at NAV, the number of Shares tendered in connection with a repurchase offer may exceed the number of Shares the Fund has offered to repurchase, in which case not all of your Shares tendered in that offer will be repurchased. In connection with any given repurchase offer, it is expected the Fund will offer to repurchase only the minimum amount of 5% of its outstanding Shares. Hence, you may not be able to sell your Shares when and/or in the amount that you desire.
Competition for Investment Opportunities.   The Fund competes for investments with other closed-end funds and investment funds, as well as traditional financial services companies such as commercial banks and other sources of funding. Moreover, alternative investment vehicles, such as hedge funds, have begun to

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invest in areas in which they have not traditionally invested. As a result of these new entrants, competition for investment opportunities may intensify. Many of the Fund’s competitors are substantially larger and may have considerably greater financial, technical and marketing resources than the Fund. For example, some competitors may have a lower cost of capital and access to funding sources that are not available to the Fund. In addition, some of the Fund’s competitors may have higher risk tolerances or different risk assessments than it has. These characteristics could allow the Fund’s competitors to consider a wider variety of investments, establish more relationships and pay more competitive prices for investments than it is able to do. The Fund may lose investment opportunities if it does not match its competitors’ pricing. If the Fund is forced to match its competitors’ pricing, it may not be able to achieve acceptable returns on its investments or may bear substantial risk of capital loss. A significant increase in the number and/or the size of the Fund’s competitors could force it to accept less attractive investment terms. Furthermore, many of the Fund’s competitors have greater experience operating under, or are not subject to, the regulatory restrictions that the 1940 Act imposes on it as a closed-end fund.
“Best-Efforts” Offering Risk.   This offering is being made on a best efforts basis, whereby the Distributor is only required to use its best efforts to sell the Shares and has no firm commitment or obligation to purchase any of the Shares. To the extent that less than the maximum number of Shares is subscribed for, the opportunity for the allocation of the Fund’s investments among various issuers and industries may be decreased, and the returns achieved on those investments may be reduced as a result of allocating all of the Fund’s expenses over a smaller capital base.
Inadequate Return Risk.   No assurance can be given that the returns on the Fund’s investments will be commensurate with the risk of investment in the Shares.
Inadequate Network of Broker-Dealer Risk.   The success of the Fund’s continuous public offering, and correspondingly the Fund’s ability to implement its investment objective and strategies, depends upon the ability of the Distributor and the Adviser to establish, operate and maintain a network of Selected Broker-Dealers to sell the Shares. If the Distributor or the Adviser fails to perform, the Fund may not be able to raise adequate proceeds through the Fund’s continuous public offering to implement the Fund’s investment objective and strategies. If the Fund is unsuccessful in implementing its investment objective and strategies, an investor could lose all or a part of his or her investment in the Fund.
Repurchase Offers Risks.   As described under “Share Repurchase Program,” the Fund is an “interval fund” and, to provide some liquidity to Shareholders, makes quarterly offers to repurchase between 5% and 25% of its outstanding Shares at NAV, pursuant to Rule 23c-3 under the 1940 Act. The Fund believes that these repurchase offers are generally beneficial to the Fund’s Shareholders, and generally are funded from available cash or sales of portfolio securities. However, the repurchase of Shares by the Fund decreases the assets of the Fund and, therefore, may have the effect of increasing the Fund’s expense ratio. Repurchase offers and the need to fund repurchase obligations may also affect the ability of the Fund to be fully invested or force the Fund to maintain a higher percentage of its assets in liquid investments, which may harm the Fund’s investment performance. Moreover, diminution in the size of the Fund through repurchases may result in untimely sales of portfolio securities, and may limit the ability of the Fund to participate in new investment opportunities. If the Fund uses leverage, repurchases of Shares may compound the adverse effects of leverage in a declining market. In addition, if the Fund borrows money to finance repurchases, interest on that borrowing will negatively affect Shareholders who do not tender their Shares by increasing Fund expenses and reducing any net investment income. Certain Shareholders may from time to time own or control a significant percentage of the Fund’s Shares. Repurchase requests by these Shareholders of these Shares of the Fund may cause repurchases to be oversubscribed, with the result that Shareholders may only be able to have a portion of their Shares repurchased in connection with any repurchase offer. If a repurchase offer is oversubscribed and the Fund determines not to repurchase additional Shares beyond the repurchase offer amount, or if Shareholders tender an amount of Shares greater than that which the Fund is entitled to purchase, the Fund will repurchase the Shares tendered on a pro rata basis, and Shareholders will have to wait until the next repurchase offer to make another repurchase request. Shareholders will be subject to the risk of NAV fluctuations during that period. Thus, there is also a risk that some Shareholders, in anticipation of proration, may tender more Shares than they wish to have repurchased in a particular quarter, thereby increasing the likelihood that proration will occur. The NAV of Shares tendered in a repurchase offer may fluctuate between the date a Shareholder submits a repurchase request and the Repurchase Request Deadline, and to the extent there is any delay between the Repurchase Request Deadline

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and the Repurchase Pricing Date. The NAV on the Repurchase Request Deadline or the Repurchase Pricing Date may be higher or lower than on the date a Shareholder submits a repurchase request. See “Share Repurchase Program.”
Distribution Payment Risk.   The Fund cannot assure investors that the Fund will achieve investment results that will allow the Fund to make a specified level of cash distributions or year-to-year increases in cash distributions. All distributions will be paid at the discretion of the Board and may depend on the Fund’s earnings, the Fund’s net investment income, the Fund’s financial condition, maintenance of the Fund’s and the Fund’s RIC status, compliance with applicable regulations and such other factors as the Board may deem relevant from time to time.
In the event that the Fund encounters delays in locating suitable investment opportunities, all or a substantial portion of the Fund’s distributions may constitute a return of capital to Shareholders. To the extent that the Fund pays distributions that constitute a return of capital for U.S. federal income tax purposes, it will lower an investor’s tax basis in his or her Shares. A return of capital generally is a return of an investor’s investment, rather than a return of earnings or gains derived from the Fund’s investment activities, and generally results in a reduction of the tax basis in the Shares. As a result from such reduction in tax basis, Shareholders may be subject to tax in connection with the sale of Shares, even if such Shares are sold at a loss relative to the Shareholder’s original investment.
Risks Associated with the Fund Distribution Policy.   The Fund intends to make regular distributions. Currently, in order to maintain a relatively stable level of distributions, the Fund may pay out less than all of its net investment income to the extent consistent with maintaining its ability to be subject to tax as a RIC under the Code, pay out undistributed income from prior months, return capital in addition to current period net investment income or borrow money to fund distributions. The distributions for any full or partial calendar year might not be made in equal amounts, and one distribution may be larger than the other. The Fund will make a distribution only if authorized by the Board and declared by the Fund out of assets legally available for these distributions. This distribution policy may, under certain circumstances, have certain adverse consequences to the Fund and its Shareholders because it may result in a return of capital, which would reduce the NAV of the Shares and, over time, potentially increase the Fund’s expense ratio. If a distribution constitutes a return of capital, it means that the Fund is returning to Shareholders a portion of their investment rather than making a distribution that is funded from the Fund’s earned income or other profits. The Fund’s distribution policy may be changed at any time by the Board.
There is a possibility that the Fund may make total distributions during a calendar or taxable year in an amount that exceeds the Fund’s net investment company taxable income and net capital gains for the relevant taxable year. In such situations, if a distribution exceeds the Fund’s current and accumulated earnings and profits (as determined for U.S. federal income tax purposes), a portion of each distribution paid with respect to such taxable year would generally be treated as a return of capital for U.S. federal income tax purposes, thereby reducing the amount of a Shareholder’s tax basis in such Shareholder’s Shares. When a Shareholder sells Shares, the amount, if any, by which the sales price exceeds the Shareholder’s tax basis in Shares may be treated as a gain subject to tax. Because a return of capital reduces a Shareholder’s tax basis in Shares, it generally will increase the amount of such Shareholder’s gain or decrease the amount of such Shareholder’s loss when such Shareholder sells Shares. To the extent that the amount of any return of capital distribution exceeds a Shareholder’s tax basis in Shares, such excess generally will be treated as gain from a sale or exchange of the shares.
Because the Fund has issued Preferred Shares and has issued other forms of indebtedness, its ability to make distributions to its Shareholders is limited by the asset coverage requirements and other limitations imposed by the 1940 Act and the terms of the Fund’s indebtedness.
Investment Dilution Risk.   The Fund’s investors do not have preemptive rights to any Shares the Fund may issue in the future. The Fund’s amended and restated declaration of trust (the “Declaration of Trust”) authorizes it to issue an unlimited number of Shares. The Board may amend the Declaration of Trust. After an investor purchases Shares, the Fund may sell additional Shares in the future or issue equity interests in private offerings. To the extent the Fund issues additional equity interests after an investor purchases its Shares, such investor’s percentage ownership interest in the Fund will be diluted.
Anti-Takeover Risk.   The Declaration of Trust and bylaws, as well as certain statutory and regulatory requirements, contain certain provisions that may have the effect of discouraging a third party from

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attempting to acquire it. Subject to the limitations of the 1940 Act, the Board may, without Shareholder action, authorize the issuance of shares in one or more classes or series, including Preferred Shares; and the Board may, without Shareholder action, amend the Declaration of Trust. These anti-takeover provisions may inhibit a change of control in circumstances that could give Shareholders the opportunity to realize a premium over the value of the Shares.
Conflicts of Interest Risk.   The Fund is a party to the Investment Advisory Agreement with CAM, and the Investment Sub-Advisory Agreement with Ares Capital, entities in which certain of the Fund’s trustees, officers and members of the investment committee of the Advisers may have indirect ownership and pecuniary interests. Certain of the Fund’s trustees and officers and members of the investment committee of the Advisers also serve as officers or principals of other investment managers affiliated with the Advisers that currently, and may in the future, manage investment funds with investment objectives similar to the Fund’s investment objective. In addition, certain of Fund’s officers and trustees and the members of the investment committee of the Advisers serve or may serve as officers, trustees or principals of entities that operate in the same or related line of business as the Fund does or of investment funds managed by the Fund’s affiliates. Accordingly, the Fund may not be made aware of and/or given the opportunity to participate in certain investments made by investment funds managed by advisers affiliated with the Advisers. However, the Advisers intend to allocate investment opportunities in a fair and equitable manner in accordance with the Advisers’ investment allocation policy.
Pursuant to the terms of the CAM Administration Agreement, CAM provides the Fund with certain administrative and other services necessary to conduct the Fund’s day-to-day operations, and the Fund reimburses CAM, at cost, for the Fund’s allocable portion of overhead and other expenses (including travel expenses) incurred by CAM in performing its obligations under the CAM Administration Agreement, including the Fund’s allocable portion of the cost of certain of the Fund’s officers (including but not limited to the chief compliance officer, chief financial officer, chief accounting officer, general counsel, secretary and treasurer) and their respective staffs, but not investment professionals. See “Conflicts of Interest.”
Potential Conflicts of Interest Risk — Allocation of Investment Opportunities.   The Advisers have adopted allocation procedures that are intended to treat each fund they advise in a manner that, over a period of time, is fair and equitable. Ares and CION currently provide investment advisory and administration services and may provide in the future similar services to other entities (collectively, “Advised Funds”). Certain existing Advised Funds have, and future Advised Funds may have, and may from time to time have, overlapping investment objectives with the Fund, and such Advised Funds will invest in, whether principally or secondarily, asset classes similar to those targeted by the Fund. To the extent the Advised Funds have overlapping investment objectives, the scope of opportunities otherwise available to the Fund may be adversely affected and/or reduced. Certain other existing Advised Funds do not, and future Advised Funds may not, have overlapping investment objectives with the Fund, but such funds may from time to time invest in, whether principally or secondarily, asset classes similar to those targeted by the Fund. The Advisers will endeavor to allocate investment opportunities in a fair and equitable manner, and in any event consistent with any fiduciary duties owed to the Fund and other clients and in an effort to avoid favoring one client over another and taking into account all relevant facts and circumstances, including (without limitation): (i) differences with respect to available capital, size of client, and lifecycle, including the remaining life, of a client; (ii) differences with respect to investment objectives or current investment strategies, including regarding: (a) current and total return requirements, (b) emphasizing or limiting exposure to specific investments, including, but not limited to, type of security, jurisdiction, industry, or other characteristic of the investment, (c) diversification, including industry or company exposure, currency and jurisdiction, or (d) rating agency ratings; (iii) differences in risk profile at the time an opportunity becomes available; (iv) the potential transaction and other costs of allocating an opportunity among various clients; (v) actual or potential conflicts of interest, including whether multiple clients directly or indirectly have an existing investment in the security in question or the issuer of such security; (vi) the nature of the security or the transaction, including minimum investment amounts and the source of the opportunity; (vii) current and anticipated market and general economic conditions; (viii) existing positions in a Borrower/loan/security; and (ix) prior positions in a Borrower/loan/security. Nevertheless, it is possible that the Fund may not be given the opportunity to participate in certain investments made by investment funds managed by investment managers affiliated with the Advisers.

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The Advisers may determine that the Fund should invest on a side-by-side basis with one or more Advised Funds. In certain circumstances, negotiated co-investments may be made only in accordance with the terms of the exemptive order Ares received from the SEC (the “Order”). Co-investments made under the Order are subject to compliance with the conditions and other requirements contained in the Order, which could limit the Fund’s ability to participate in a co-investment transaction.
In the event investment opportunities are allocated among the Fund and the other Advised Funds, the Fund may not be able to structure its investment portfolio in the manner desired. Although the Advisers endeavor to allocate investment opportunities in a fair and equitable manner, the Fund is not generally permitted to co-invest in any portfolio company in which a fund managed by Ares or any of its downstream affiliates (other than the Fund and its downstream affiliates) currently has an investment. However, the Fund may co-invest with funds managed by Ares or any of its downstream affiliates, subject to compliance with existing regulatory guidance, applicable regulations and its allocation procedures. Furthermore, the Fund and the other Advised Funds may make investments in securities where the prevailing trading activity may make impossible the receipt of the same price or execution on the entire volume of securities purchased or sold by the Fund and the other Advised Funds. When this occurs, the various prices may be averaged, and the Fund will be charged or credited with the average price. Thus, the effect of the aggregation may operate on some occasions to the disadvantage of the Fund. In addition, under certain circumstances, the Fund may not be charged the same commission or commission equivalent rates in connection with a bunched or aggregated order.
It is likely that the other Advised Funds may make investments in the same or similar securities at different times and on different terms than the Fund. The Fund and the other Advised Funds may make investments at different levels of a Borrower’s capital structure or otherwise in different classes of a Borrower’s securities, to the extent permitted by applicable law. Such investments may inherently give rise to conflicts of interest or perceived conflicts of interest between or among the various classes of securities that may be held by such entities. Conflicts may also arise because portfolio decisions regarding the Fund may benefit the other Advised Funds. For example, the sale of a long position or establishment of a short position by the Fund may impair the price of the same security sold short by (and therefore benefit) one or more Advised Funds, and the purchase of a security or covering of a short position in a security by the Fund may increase the price of the same security held by (and therefore benefit) one or more Advised Funds.
Applicable law, including the 1940 Act, may at times prevent the Fund from being able to participate in investments that it otherwise would participate in, and may require the Fund to dispose of investments at a time when it otherwise would not dispose of such investment, in each case, in order to comply with applicable law.
The Advisers, their affiliates and their clients may pursue or enforce rights with respect to a Borrower in which the Fund has invested, and those activities may have an adverse effect on the Fund. As a result, prices, availability, liquidity and terms of the Fund’s investments may be negatively impacted by the activities of the Advisers and their affiliates or their clients, and transactions for the Fund may be impaired or effected at prices or terms that may be less favorable than would otherwise have been the case.
The Advisers may have a conflict of interest in deciding whether to cause the Fund to incur leverage or to invest in more speculative investments or financial instruments, thereby potentially increasing the assets or the yield of the Fund and, accordingly, the Management Fees or Incentive Fees received by the Advisers. Certain other Advised Funds pay the Advisers or their affiliates performance-based compensation, which could create an incentive for the Advisers or an affiliate to favor such investment fund or account over the Fund.
Potential Conflicts of Interest Risk — Allocation of Personnel.   The Fund’s executive officers and trustees, and the employees of the Advisers, serve or may serve as officers, directors or principals of entities that operate in the same or a related line of business as the Fund or of investment funds or accounts managed by the Advisers or their affiliates. As a result, they may have obligations to investors in those entities, the fulfillment of which might not be in the best interests of the Fund or its Shareholders. Additionally, certain personnel of the Advisers and their management may face conflicts in their time management and commitments.
Potential Conflicts of Interest Risk — Lack of Information Barriers.   By reason of the various activities of the Advisers and their affiliates, the Advisers and such affiliates may acquire confidential or

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material non-public information or otherwise be restricted from purchasing certain potential Fund investments that otherwise might have been purchased or be restricted from selling certain Acquiring Fund investments that might otherwise have been sold at the time.
Portfolio Fair Value Risk.   Under the 1940 Act, the Fund is required to carry its portfolio investments at market value or, if there is no readily available market value, at fair value. There is not a public market for the securities of the privately held companies in which the Fund may invest. Many of the Fund’s investments are not exchange-traded, but are, instead, traded on a privately negotiated OTC secondary market for institutional investors. The Adviser, as valuation designee, is responsible for the valuation of the Fund’s portfolio investments and implementing the portfolio valuation process set forth in the Adviser’s valuation policy, subject to the oversight of the Board, to management. Valuations of Fund investments are disclosed quarterly in reports publicly filed with the SEC. See “Determination of Net Asset Value.”
Certain factors that may be considered in determining the fair value of the Fund’s investments include dealer quotes for securities traded on the OTC secondary market for institutional investors, the nature and realizable value of any collateral, the portfolio company’s earnings and its ability to make payments on its indebtedness, the markets in which the portfolio company does business, comparison to comparable publicly-traded companies, discounted cash flow and other relevant factors. Because such valuations, and particularly valuations of private securities and private companies, are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, determinations of fair value may differ materially from the values that would have been used if an exchange-traded market for these securities existed. Due to this uncertainty, the Adviser’s fair value determinations may cause the Fund’s NAV on a given date to materially understate or overstate the value that it may ultimately realize upon the sale of one or more of its investments.
Portfolio Turnover Risk.   The Fund’s annual portfolio turnover rate may vary greatly from year to year, as well as within a given year. However, portfolio turnover rate is not considered a limiting factor in the execution of investment decisions for the Fund. High portfolio turnover may result in the realization of net short-term capital gains by the Fund which, when distributed to the Fund and, ultimately, Shareholders, will be taxable as ordinary income. In addition, a higher portfolio turnover rate results in correspondingly greater brokerage commissions and other transactional expenses that are borne by the Fund.
Cybersecurity Risks.   Cybersecurity refers to the combination of technologies, processes and procedures established to protect information technology systems and data from unauthorized access, attack or damage. The Fund and its respective affiliates and third-party service providers are subject to cybersecurity risks. Cyber security risks have significantly increased in recent years and, while the Fund has not experienced any material losses relating to cyber attacks or other information security breaches, the Fund could suffer such losses in the future. The Fund’s and its respective affiliates’ and third-party service providers’ computer systems, software and networks may be vulnerable to unauthorized access, computer viruses or other malicious code and other events that could have a security impact. If one or more of such events occur, this potentially could jeopardize confidential and other information, including nonpublic personal information and sensitive business data, processed and stored in, and transmitted through, computer systems and networks, or otherwise cause interruptions or malfunctions in the Fund’s operations or the operations of its respective affiliates and third-party service providers. This could result in significant losses, reputational damage, litigation, regulatory fines or penalties, investigations or otherwise adversely affect the Fund’s business, financial condition or results of operations. Privacy and information security laws and regulation changes, and compliance with those changes, may result in cost increases due to system changes and the development of new administrative processes. In addition, the Fund may be required to expend significant additional resources to modify the Fund’s protective measures and to investigate and remediate vulnerabilities or other exposures arising from operational and security risks.
Litigation Risk.   The Fund as well as the Adviser, the Sub-Adviser and its affiliates participate in a highly regulated industry and are each subject to regulatory examinations in the ordinary course of business. There can be no assurance that the Fund, its executive officers, trustees, and the Adviser, the Sub-Adviser, their affiliates and/or any of their respective principals and employees will avoid regulatory investigation and possible enforcement actions stemming therefrom. The Adviser and the Sub-Adviser are each registered investment advisers and, as such, subject to the provisions of the Advisers Act. The Fund, the Adviser and the Sub-Adviser may each be, from time to time, subject to formal and informal examinations, investigations,

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inquiries, audits and reviews from numerous regulatory authorities both in response to issues and questions raised in such examinations or investigations and in connection with the changing priorities of the applicable regulatory authorities across the market in general.
The Fund, its executive officers, trustees, and the Adviser, the Sub-Adviser and their affiliates and/or any of their respective principals and employees could also be named as defendants in, or otherwise become involved in, litigation. Litigation and regulatory actions can be time-consuming and expensive and can lead to unexpected losses, which expenses and losses are often subject to indemnification by the Fund. Legal proceedings could continue without resolution for long periods of time and their outcomes, which could materially and adversely affect the value of the Fund or the ability of the Adviser or the Sub-Adviser to manage the Fund, are often impossible to anticipate. The Adviser or the Sub-Adviser would likely be required to expend significant resources responding to any litigation or regulatory action related to it, and these actions could be a distraction to the activities of the Adviser or the Sub-Adviser, as applicable.
The Fund’s investment activities are subject to the normal risks of becoming involved in litigation by third parties. The expense of defending against claims by third parties and paying any amounts pursuant to settlements or judgments would, absent willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved by the Adviser, Sub-Adviser, administrator, or any of the Fund’s officers, be borne by the Fund and would reduce the Fund’s net assets. The Adviser, the Sub-Adviser and others are indemnified by the Fund in connection with such litigation, subject to certain conditions.
Risks Relating to Fund’s RIC Status.   Although the Fund has elected to be treated as a RIC under Subchapter M of the Code, no assurance can be given that the Fund will be able to qualify for and maintain RIC status. If the Fund qualifies as a RIC under the Code, the Fund generally will not be subject to corporate-level federal income taxes on its income and capital gains that are timely distributed (or deemed distributed) as dividends for U.S. federal income tax purposes to its Shareholders. To qualify as a RIC under the Code and to be relieved of federal taxes on income and gains distributed as dividends for U.S. federal income tax purposes to the Fund’s Shareholders, the Fund must, among other things, meet certain source-of-income, asset diversification and distribution requirements. The distribution requirement for a RIC is satisfied if the Fund distributes dividends each tax year for U.S. federal income tax purposes of an amount generally at least equal to 90% of the sum of its net ordinary income and net short-term capital gains in excess of net long-term capital losses, if any, to the Fund’s Shareholders.
RIC-Related Risks of Investments Generating Non-Cash Taxable Income.   Certain of the Fund’s investments will require the Fund to recognize taxable income in a tax year in excess of the cash generated on those investments during that year. In particular, the Fund expects to invest in loans and other debt instruments that will be treated as having “market discount” and/or original issue discount (“OID”) for U.S. federal income tax purposes. Because the Fund may be required to recognize income in respect of these investments before, or without receiving, cash representing such income, the Fund may have difficulty satisfying the annual distribution requirements applicable to RICs and avoiding Fund-level U.S. federal income and/or excise taxes. Accordingly, the Fund may be required to sell assets, including at potentially disadvantageous times or prices, raise additional debt or equity capital, make taxable distributions of Shares or debt securities, or reduce new investments, to obtain the cash needed to make these income distributions. If the Fund liquidates assets to raise cash, the Fund may realize additional gain or loss on such liquidations. In the event the Fund realizes additional net capital gains from such liquidation transactions, Shareholders, may receive larger capital gain distributions than it or they would in the absence of such transactions.
Instruments that are treated as having OID for U.S. federal income tax purposes may have unreliable valuations because their continuing accruals require judgments about the collectability of the deferred payments and the value of any collateral. Loans that are treated as having OID generally represent a significantly higher credit risk than coupon loans. Accruals on such instruments may create uncertainty about the source of Fund distributions to Shareholders. OID creates the risk of non-refundable cash payments to the Advisers based on accruals that may never be realized. In addition, the deferral of payment-in-kind (“PIK”) interest also reduces a loan’s loan-to-value ratio at a compounding rate.
Uncertain Tax Treatment.   The Fund may invest a portion of its net assets in below investment grade instruments. Investments in these types of instruments may present special tax issues for the Fund. U.S. federal income tax rules are not entirely clear about issues such as when the Fund may cease to accrue interest, OID or market discount, when and to what extent deductions may be taken for bad debts or worthless

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instruments, how payments received on obligations in default should be allocated between principal and income and whether exchanges of debt obligations in a bankruptcy or workout context are taxable. These and other issues will be addressed by the Fund to the extent necessary in connection with the Fund’s intention to distribute sufficient income each tax year to minimize the risk that it becomes subject to U.S. federal income or excise tax.

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MANAGEMENT OF THE FUND
Trustees
Pursuant to the Declaration of Trust and bylaws, the Fund’s business and affairs are managed under the direction of the Board, which has overall responsibility for monitoring and overseeing the Fund’s management and operations. The Board consists of nine members, five of whom are considered Independent Trustees. The Trustees are subject to removal or replacement in accordance with Delaware law and the Declaration of Trust. The Trustees serving on the Board, except for Jeffrey B. Perlowitz and Elaine Orr, were elected by the organizational Shareholder of the Fund. Jeffrey B. Perlowitz and Elaine Orr were appointed to the Board by the Trustees. The Statement of Additional Information provides additional information about the Trustees.
CAM serves as the Fund’s investment adviser pursuant to the terms of the Investment Advisory Agreement and subject to the authority of, and any policies established by, the Board. Ares Capital serves as the Fund’s investment sub-adviser pursuant to the terms of the Investment Sub-Advisory Agreement. Pursuant to the Investment Advisory Agreement and Investment Sub-Advisory Agreement, the Advisers manage the Fund’s investment portfolio, direct purchases and sales of portfolio securities and report thereon to the Fund’s officers and Trustees regularly.
The Board, including a majority of the Independent Trustees, oversees and monitors the Fund’s investment performance. After an initial two-year term, the Board will review on an annual basis the Investment Advisory Agreement and the Investment Sub-Advisory Agreement to determine, among other things, whether the fees payable under such agreements are reasonable in light of the services provided.
Investment Personnel
The Fund is primarily the responsibility of three portfolio managers, Mitch Goldstein, Greg Margolies and Michael Smith. The Fund is also supported by thirteen additional members of the Sub-Adviser’s Allocation Committee.
Below is biographical information relating to Mitch Goldstein, Greg Margolies and Michael Smith and the members of the Sub-Adviser’s Allocation Committee:
Mitch Goldstein
Mitch Goldstein is a Partner and Co-Head of the Ares Credit Group. Mitch Goldstein serves on the Ares Executive Management Committee. Additionally, Mitch Goldstein serves as Co-President of ARCC, interested trustee and Co-Chief Executive Officer of Ares Strategic Income Fund (“ASIF”), and Vice President and interested trustee of the Fund. Mitch Goldstein is a member of the Ares Credit Group’s U.S. Direct Lending, Commercial Finance, Pathfinder and the Ivy Hill Asset Management Investment Committees, the Ares Infrastructure Debt Investment Committee, and the Ares SSG Direct Lending (Australia) Investment Committee. Prior to joining Ares Management in May 2005, Mitch Goldstein worked at Credit Suisse First Boston (“CSFB”), where Mitch Goldstein was a Managing Director in the Financial Sponsors Group. At CSFB, Mitch Goldstein was responsible for providing investment banking services to private equity funds and hedge funds with a focus on M&A and restructurings as well as capital raisings, including high yield, bank debt, mezzanine debt, and initial public offerings. Mitch Goldstein joined CSFB in 2000 at the completion of the merger with Donaldson, Lufkin & Jenrette. From 1998 to 2000, Mitch Goldstein was at Indosuez Capital, where Mitch Goldstein was a member of the Investment Committee and a Principal, responsible for originating, structuring and executing leveraged transactions across a broad range of products and asset classes. From 1993 to 1998, Mitch Goldstein worked at Bankers Trust. Mitch Goldstein also serves on the Board of Managers of Ivy Hill Asset Management GP, LLC. Mitch Goldstein graduated summa cum laude from the State University of New York at Binghamton with a B.S. in Accounting and received an M.B.A. from Columbia University’s Graduate School of Business.
Greg Margolies
Greg Margolies is a Partner in the Ares Credit Group. Greg Margolies serves as a member of the Ares Credit Group’s Alternative Credit Investment Committee, the Ares Private Equity Group’s Special Opportunities Investment Committee and is on the Board of Directors of the Ares Charitable Foundation.

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Prior to joining Ares in 2009, Greg Margolies served as a Managing Director and Global Head of Leveraged Finance and Capital Commitments at Merrill Lynch & Co. and was a member of the Executive Committee for Merrill Lynch’s Global Investment Banking Group. Previously, Greg Margolies was Co-Head of the DB Capital Mezzanine Fund. Greg Margolies serves on the Board of Directors for the International Organization for Women and Development and the Advisory Council for University of Michigan’s Life Science Institute. Greg Margolies holds a B.A. from the University of Michigan in International Economics and Finance and an M.B.A. from the University of Pennsylvania Wharton School of Business.
Michael Smith
Michael Smith is a Partner and Co-Head of the Ares Credit Group. Additionally, Michael Smith serves as an interested trustee and Co-Chief Executive Officer of ASIF. He also serves as a director of ARCC and Vice President of the Fund. Michael Smith previously served as Co-President of ARCC from July 2014 to October 2022. He serves on the Ares Executive Management Committee. From time to time, he may serve as an officer, director or principal of entities affiliated with Ares Management or of investment funds managed by Ares Management and its affiliates. Michael Smith is a member of Ares Credit Group’s U.S. Direct Lending and Commercial Finance Investment Committees, the Ares Private Equity Group’s Special Opportunities Investment Committee and the Infrastructure and Power Group Funds Investment Committee. Prior to joining Ares in 2004, Michael Smith was a Partner at RBC Capital Partners, a division of Royal Bank of Canada, which led the firm’s middle market financing and principal investment business. Previously, Michael Smith worked at Indosuez Capital in their Merchant Banking Group, Kenter, Glastris & Company, and at Salomon Brothers Inc., in their Debt Capital Markets Group and Financial Institutions Group. Michael Smith serves on the Board of Directors of the University of Notre Dame’s Wilson Sheehan Lab for Economic Opportunity (LEO), which helps service providers apply scientific evaluation methods to better understand and share effective poverty interventions. Michael Smith received a B.S. in Business Administration from the University of Notre Dame and a Masters in Management from Northwestern University’s Kellogg Graduate School of Management.
Kevin Alexander
Mr. Alexander is a Partner in the Ares Credit Group, where he focuses on alternative credit investments. Additionally, he serves as a member of the Ares Credit Group’s Alternative Credit, Pathfinder and Pathfinder Core Investment Committees, the Ares Secondaries Group’s Credit Investment Committee and the Ares Insurance Solutions Investment Committee. Prior to joining Ares in 2019, Mr. Alexander was Deputy CEO and Head of Global Market, Americas at Natixis CIB. Previously, he worked at Deutsche Bank within the Interest Rate Derivatives Group. Mr. Alexander began his career as an Economic Analyst at the New York Federal Reserve Bank. He holds a B.S. from Washington and Lee University in Business Administration and Accounting and an M.A. from Fordham University in Economics.
Keith Ashton
Keith Ashton is a Partner, Portfolio Manager and Co-Head of Alternative Credit in the Ares Credit Group. Keith Ashton serves as a Vice President and Portfolio Manager for Ares Dynamic Credit Allocation Fund, Inc. (“ARDC”). Keith Ashton serves as a member of the Ares Credit Group’s Alternative Credit Pathfinder and Pathfinder Core Investment Committees. Additionally, Keith Ashton serves on the Ares Diversity, Equity and Inclusion Council. Prior to joining Ares in 2011, Keith Ashton was a Partner at Indicus Advisors LLP, where Keith Ashton focused on launching the global structured credit business in May 2007. Previously, Keith Ashton was a Portfolio Manager and Head of Structured Credit at TIAA-CREF, where Keith Ashton focused on managing a portfolio of structured credit investments and helped launch TIAA’s institutional asset management business. Keith Ashton’s experience as an investor in alternative fixed income products spans virtually all securitized asset classes, including CLOs, consumer and commercial receivables, insurance and legal settlements, small business and trade receivables, whole business securitizations, timeshare and other mortgage-related receivables, and esoteric asset classes such as catastrophe risk and intellectual property. Keith Ashton holds a B.A. from Brigham Young University in Economics and an M.B.A. from the University of Rochester William E. Simon School of Business in Finance and Accounting.
Kipp deVeer
Kipp deVeer is a Director and Partner of Ares Management Corporation and Head of the Ares Credit Group. Kipp deVeer is a member of the Ares Executive Management Committee and the Ares Diversity,

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Equity and Inclusion Council. Kipp deVeer also serves as a Director and Chief Executive Officer of ARCC and an interested trustee and Chairman of the Board of Trustees of ASIF. Kipp deVeer is a member of the Ares Credit Group’s U.S. Direct Lending, European Direct Lending and Pathfinder Investment Committees. Prior to joining Ares in 2004, Kipp deVeer was a partner at RBC Capital Partners, a division of Royal Bank of Canada, which led the firm’s middle market financing and principal investment business. Kipp deVeer joined RBC in October 2001 from Indosuez Capital, where Kip deVeer was Vice President in the Merchant Banking Group. Previously, Kipp deVeer worked at J.P. Morgan and Co., both in the Special Investment Group of J.P. Morgan Investment Management, Inc. and the Investment Banking Division of J.P. Morgan Securities Inc. Kipp deVeer received a B.A. from Yale University and an M.B.A. from Stanford University’s Graduate School of Business.
Mark Gatto
Mark Gatto is Co-Founder, Co-Chief Executive Officer and Co-President of CION and CIC. Mark Gatto is also a Director of CAM. Mark Gatto serves on the investment committee of CIC and the investment allocation committee of the Fund. Mark Gatto joined CION in 1999. Mark Gatto served as Executive Vice President and Chief Acquisitions Officer from May 2007 through January 2008. Mark Gatto served as Executive Vice President of Business Development from May 2006 through May 2007 and Vice President of Marketing from August 2005 through February 2006. Mark Gatto was also Associate General Counsel from November 1999 until October 2000. Previously, Mark Gatto was an executive for a leading international product development and marketing company from 2000 through 2003. Later, Mark Gatto co-founded a specialty business-consulting firm in New York City where Mark Gatto served as its managing partner before re-joining CION in 2005. Mark Gatto was also an attorney in private practice prior to joining the firm. Mark Gatto received an M.B.A from the W. Paul Stillman School of Business at Seton Hall University, a J.D. from Seton Hall University School of Law, and a B.S. from Montclair State University.
Blair Jacobson
Blair Jacobson is a Partner and Co-Head of European Credit in the Ares Credit Group and serves on the Ares Executive Management Committee and the Ares Diversity, Equity and Inclusion Council. Blair Jacobson also serves on the boards of Ares Management Limited and Ares Management UK Limited. Additionally, Blair Jacobson serves on the Ares Credit Group’s European Direct Lending and European Liquid Credit Investment Committees, the Ares Secondaries Group’s Credit Investment Committee and the Ares Sports, Media and Entertainment Investment Committee. Prior to joining Ares in 2012, Blair Jacobson was a Partner at The StepStone Group, where Blair Jacobson focused on building and running European operations, including oversight of private debt and equity investments. Previously, Blair Jacobson was a Partner at Citigroup Private Equity and Mezzanine Partners in London and New York. In addition, Blair Jacobson has held a variety of roles in investment banking and mergers and acquisitions in a broad range of industries, including at Lehman Brothers. Blair Jacobson holds a B.A., magna cum laude, from Williams College in Political Economy and an M.B.A., with honors, from the University of Chicago Booth School of Business in Finance.
Samantha Milner
Ms. Milner is a Partner and U.S. Liquid Credit Portfolio Manager in the Ares Credit Group, where she is primarily responsible for managing Ares’ U.S. bank loan credit strategies. Ms. Milner serves as a Vice President and one of four Portfolio Managers for ARDC. Ms. Milner serves as a member of the Ares Credit Group’s U.S. Liquid Credit Investment Committee. Additionally, Ms. Milner serves on the Ares Diversity, Equity and Inclusion Council. Prior to joining Ares in 2004, Ms. Milner was an Associate in the Financial Restructuring Group at Houlihan Lokey Howard & Zukin, where she focused on providing advisory services in connection with restructurings, distressed mergers and acquisitions and private placements. Ms. Milner serves on the Board of Directors of STEAM:CODERS, a not-for-profit organization focused on underrepresented and underserved students through Science, Technology, Engineering, Art, and Math (STEAM), in preparation for academic and career opportunities. Ms. Milner holds a B.B.A., with distinction, from Emory University’s Goizueta Business School in Finance and Accounting.

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Michael A. Reisner
Michael A. Reisner is Co-Founder, Co-Chief Executive Officer and Co-President of CION as well as Co-Chief Executive Officer of CIC. In addition, Michael A. Reisner is a Director of CAM. Michael A. Reisner serves on the Investment Committee of CIC as well as the Investment Allocation committee of the Fund. Before co-founding CION in 2012, Michael A. Reisner held positions of increasing responsibility at its predecessor company, including serving as co-Chief Executive Officer from 2008 to 2012, Chief Financial Officer from 2007 to 2008, Executive Vice President — Originations from February 2006 through 2007 and Senior Vice President and General Counsel from 2004 through 2006. Earlier in Michael A. Reisner’s career, Michael A. Reisner was an attorney in private practice in New York from 1996 to 2001. Michael A. Reisner serves on the Boards of both CIC and the Fund and served on the Board of the Institute for Portfolio Alternatives (IPA) from 2018 to 2021. Michael A. Reisner received a J.D., cum laude, from New York Law School and a B.A. from the University of Vermont.
Aaron Rosen
Mr. Rosen is a Partner, Co-Head of Opportunistic Credit and Co-Portfolio Manager of Special Opportunities in the Ares Credit Group, where he focuses on investing across various Ares fund platforms in the public and private markets. Mr. Rosen serves as a member of the Ares Credit Group’s Opportunistic Credit Investment Committee and the Ares Private Equity Group’s Corporate Opportunities Investment Committee. Prior to joining Ares in 2018, Mr. Rosen was a Partner and Director of Research at Archview Investment Group, where he focused on credit and equity investments in the U.S. and internationally. Prior to Archview, Mr. Rosen was a Vice President at Citigroup, where he was a founding member of the Citibank Global Special Situations Group focused on U.S. credit and value equity investment strategies. In addition, Mr. Rosen was a member of Citigroup’s Asset-Based Finance group, where he focused on structuring senior secured debt financings for non-investment grade corporate borrowers. He currently serves as Chairman of the board of Savers Value Village, Inc. and serves on the boards for the parent entities of Virgin Voyages Intermediate Limited, Consolidated Precision Products Corp., Hornbeck Offshore Services, Inc., TriMark USA, LLC and WHP Global. Mr. Rosen holds a B.S., summa cum laude, from New York University’s Stern School of Business in Finance and Information Systems, where he received the Valedictorian Award.
David A. Sachs
David A. Sachs is a Partner in the Ares Strategy and Relationship Management Group, and focuses on the Ares Credit Group’s publicly traded funds, strategic growth opportunities for Ares and facilitating the sharing of credit knowledge across the Ares platform. David A. Sachs serves as a Director and Chairman of the Board of ARDC and is an interested trustee of the Fund. David A. Sachs also serves as an interested trustee of Ares Private Markets Fund. Additionally, David A. Sachs serves as a member of the Ares Credit Group’s Alternative Credit Investment Committee, the Ares Private Equity Group’s Energy Opportunities, Extended Value, and Asia Investment Committees, the Ares Real Estate Global and Real Estate Debt Investment Committees, and the Ares Equity Income Opportunity Strategy Portfolio Review Committee. Prior to joining Ares in 1997, David A. Sachs was a Principal of Onyx Partners, Inc., where David A. Sachs focused on merchant banking and related capital raising activities in the private equity and mezzanine debt markets. Previously, David A. Sachs also worked with Taylor & Co., an investment manager providing investment advisory and consulting services to members of the Bass Family of Fort Worth, Texas, and Columbia Savings and Loan Association as Executive Vice President, where David A. Sachs was responsible for asset-liability management and running the investment management department. David A. Sachs serves as the Non-Executive Chairman of Terex Corporation and is on the Board of Trustees and the McCormick Advisory Council at Northwestern University. David A. Sachs holds a B.S. from Northwestern University in Industrial Engineering and Management Science.
Michael Schechter
Mr. Schechter is a Partner and Head of Credit Trading in the Ares Credit Group, where he oversees trading of all bank loans, high yield and related credit instruments in the U.S. and Europe. Mr. Schechter serves as a member of the Ares Credit Group’s U.S. Liquid Credit Investment Committee. Prior to joining Ares in 2019, Mr. Schechter was a Managing Director in leveraged loan trading at Morgan Stanley, where he focused on performing and stressed bank debt. Previously, Mr. Schechter was a Managing Director and

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Co-Head of Loan Trading at Citi, where he focused on performing and stressed bank debt and high yield bond trading. Additionally, Mr. Schechter was an Associate in Citi’s Leveraged Finance Group. Mr. Schechter holds a B.S, with honors, from Lehigh University in Business and Economics with a concentration in Finance.
Kort Schnabel
Kort Schnabel is a Partner in the Ares Credit Group and serves as Co-Head for U.S. Direct Lending, serving on the U.S. Direct Lending Investment Committee. Additionally, Kort Schnabel serves as Co-President of ARCC. Kort Schnabel also serves on the Ares Sports, Media and Entertainment Investment Committee and acts as a co-lead for the strategy. Prior to joining Ares in 2001, Kort Schnabel was in the Corporate Development Group at Walker Digital Corporation, a business and technology research and development firm, where Kort Schnabel was responsible for corporate finance, merger and acquisition and strategic planning activities. Previously, Kort Schnabel was in the Corporate Finance Group at Morgan Stanley, where Kort Schnabel performed financial analyses for mergers and acquisitions, leveraged buyouts and equity/debt offerings. Kort Schnabel holds a B.A., cum laude, from the University of Pennsylvania in Economics.
Bryan Donohoe
Bryan Donohoe is a Partner and Co-Head of Ares U.S. Real Estate. Bryan Donohoe is also the Chief Executive Officer of Ares Commercial Real Estate Corporation. Additionally, Bryan Donohoe serves on the Ares Real Estate Global Investment Committee and the Ares Real Estate Debt Investment Committee. Prior to joining Ares in 2019, Bryan Donohoe was a Managing Director for Commercial Real Estate Debt in AllianceBernstein’s Real Estate Investment Group. Previously, Bryan Donohoe was a Senior Professional at Ranieri Real Estate Partners. In addition, Bryan Donohoe spent 10 years at Deutsche Bank, where Bryan Donohoe focused on originating, structuring and closing of first mortgage loans, B notes and mezzanine debt. Bryan Donohoe holds a B.A. from Middlebury College in Political Science.
Boris Okuliar
Boris Okuliar is a Partner, Portfolio Manager and Co-Head of Global Liquid Credit in the Ares Credit Group. Boris Okuliar serves as a member of the Ares Credit Group’s European Liquid Credit and European Direct Lending Investment Committees. Prior to joining Ares in 2016, Boris Okuliar was a Managing Director and Head of Capital Markets for Global Market Strategies at The Carlyle Group, where Boris Okuliar focused on sourcing credit investment opportunities from banks and sponsors, syndicating excess risk, and developing new business opportunities. Previously, Boris Okuliar was Head of Leveraged Capital Markets for UBS, where Boris Okuliar focused on the structuring and market execution of leveraged loans, bridge financing and high yield bond placements. In addition, Boris Okuliar was Head of High Yield Capital Markets and Syndicate at Barclays Capital in London. Boris Okuliar has also worked for Banc of America Securities in Syndicated Finance and High Yield Capital Markets in the U.S. and London. Boris Okuliar holds a B.S.B.A. from Georgetown University with a double major in Finance and International Business, and is a graduate of the Advanced Management Program at Harvard Business School.
Control Persons
A control person generally is a person who beneficially owns more than 25% of the voting securities of a company or has the power to exercise control over the management or policies of such company. To the knowledge of the Fund, as of March 31, 2024, no persons were deemed to control the Fund.
Administrative Services
Pursuant to the CAM Administration Agreement, CAM furnishes the Fund with office equipment and clerical, bookkeeping and record keeping services at the Fund’s office facilities. Under the CAM Administration Agreement, the Fund is obligated to reimburse CAM, at cost, based upon the Fund’s allocable portion of CAM’s overhead and other expenses (including travel expenses) incurred by CAM in performing its obligations under the CAM Administration Agreement, including the Fund’s allocable portion of the compensation of certain of its officers (including but not limited to the chief compliance officer, chief financial officer, chief accounting officer, general counsel, treasurer and assistant treasurer) and their respective staffs. The CAM Administration Agreement may be terminated by either party without penalty

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upon 60 days’ written notice to the other party. The total expenses incurred under the CAM Administration Agreement for the fiscal year ended December 31, 2023 were approximately $1.9 million.
Pursuant to the ALPS Administration Agreement, ALPS Fund Services performs, or administers the performance of, certain of the Fund’s required administrative services, which include, among other things, providing administrative assistance in accounting, legal, compliance, and operations, preparing the financial records that the Fund is required to maintain and preparing reports to the Fund’s Shareholders and reports filed with the SEC. In addition, ALPS Fund Services coordinates the preparation and filing of the Fund’s tax returns and generally coordinates the payment of the Fund’s expenses and the performance of administrative and professional services rendered to the Fund by others. The total expenses incurred under the ALPS Administration Agreement for the fiscal year ended December 31, 2023 were approximately $3.1 million.
Distribution Fee
Class W Shares will pay to the Distributor a Distribution Fee that will accrue at an annual rate equal to 0.50% of the Fund’s average daily net assets attributable to Class W Shares and is payable on a quarterly basis. See “Plan of Distribution.”
Indemnification
The Investment Advisory Agreement and Investment Sub-Advisory Agreement provide that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, the Advisers, their members and their respective officers, managers, partners, agents, employees, controlling persons, members and any other person or entity affiliated with any of them are entitled to indemnification from the Fund for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising out of or otherwise based upon the performance of any of the Advisers’ duties or obligations under the Investment Advisory Agreement and Investment Sub-Advisory Agreement or otherwise as an investment adviser or investment sub-adviser of the Fund.
Custodians, Distribution Paying Agent, Transfer Agent and Registrar
State Street Bank and Trust Company, which has its principal office at One Lincoln Street, Boston, MA, 02111, serves as custodian for the Fund.
SS&C GIDS, Inc., which has its principal office at 333 W 11th Street, 5th Floor, Kansas City, MO 64105, serves as the Fund’s distribution paying agent, transfer agent and registrar.

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FUND EXPENSES
The Advisers bear all of their own costs incurred in providing investment advisory and sub-advisory services to the Fund. As described below, however, the Fund bears all other expenses incurred in the business and operation of the Fund, including amounts that the Fund reimburses to CAM and ALPS Fund Services for certain administrative services that CAM and ALPS Fund Services provide or arrange to be provided to the Fund.
Expenses borne directly by the Fund include:
•
corporate, organizational and offering costs relating to offerings of Shares and Preferred Shares;

•
the cost of calculating the NAV of Shares, including the cost of any third-party pricing or valuation services;

•
the cost of effecting sales and repurchases of Shares and other securities;

•
the Management Fee and Incentive Fee;

•
investment related expenses (e.g., expenses that, in the Advisers’ discretion, are related to the investment of the Fund’s assets, whether or not such investments are consummated), including, as applicable, brokerage commissions, borrowing charges on securities sold short, clearing and settlement charges, recordkeeping, interest expense, dividends on securities sold but not yet purchased, margin fees, investment related travel and lodging expenses and research-related expenses;

•
professional fees relating to investments, including expenses of consultants, investment bankers, attorneys, accountants and other experts;

•
fees and expenses relating to software tools, programs or other technology (including risk management software, fees to risk management services providers, third-party software licensing, implementation, data management and recovery services and custom development costs);

•
research and market data (including news and quotation equipment and services, and any computer hardware and connectivity hardware (e.g., telephone and fiber optic lines) incorporated into the cost of obtaining such research and market data);

•
all costs and charges for equipment or services used in communicating information regarding the Fund’s transactions among the Advisers and any custodian or other agent engaged by the Fund;

•
transfer agent and custodial fees;

•
Distributor costs;

•
fees and expenses associated with marketing efforts;

•
federal and any state registration or notification fees;

•
federal, state and local taxes;

•
fees and expenses of Trustees not also serving in an executive officer capacity for the Fund or the Advisers;

•
the costs of preparing, printing and mailing reports and other communications, including tender offer correspondence or similar materials, to Shareholders;

•
fidelity bond, Trustees and officers errors and omissions liability insurance and other insurance premiums;

•
direct costs such as printing, mailing, long distance telephone and staff;

•
overhead costs, including rent, office supplies, utilities and capital equipment;

•
legal expenses (including those expenses associated with preparing the Fund’s public filings, attending and preparing for Board meetings, as applicable, and generally serving as counsel to the Fund);

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•
external accounting expenses (including fees and disbursements and expenses related to the annual audit of the Fund and the preparation of the Fund’s tax information);

•
any costs and expenses associated with or related to due diligence performed with respect to the Fund’s offering of its shares, including but not limited to, costs associated with or related to due diligence activities performed by, on behalf of, or for the benefit of broker-dealers, registered investment advisers, and third-party due diligence providers;

•
costs associated with reporting and compliance obligations under the 1940 Act and applicable federal and state securities laws, including compliance with The Sarbanes-Oxley Act of 2002;

•
all other expenses incurred by the Fund, CAM and ALPS Fund Services in connection with administering the Fund’s business, including expenses incurred by CAM and ALPS Fund Services in performing administrative services for the Fund and administrative personnel paid by CAM and ALPS Fund Services, to the extent they are not controlling persons of CAM and ALPS Fund Services or any of their respective affiliates, subject to the limitations included in the Administration Agreements; and

•
any expenses incurred outside of the ordinary course of business, including, without limitation, costs incurred in connection with any claim, litigation, arbitration, mediation, government investigation or similar proceeding and indemnification expenses as provided for in the Fund’s organizational documents.

Further, Class W Shares are subject to a 0.50% Distribution Fee.
If persons associated with the Advisers or any of their affiliates, including persons who are officers of the Fund, provide accounting, legal, clerical or administrative services to the Fund at the request of the Fund, the Fund will reimburse the Advisers and their affiliates for their costs in providing such accounting, legal, clerical or administrative services to the Fund (which costs may include an allocation of overhead including rent and the allocable portion of the salaries and benefits of the relevant persons and their respective staffs, including travel expenses), using a methodology for determining costs approved by the Board. The Fund is not restricted from hiring its own employees or contracting for services to be performed by third parties.
Except as otherwise described in this prospectus, the Advisers and ALPS Fund Services will be reimbursed by the Fund, as applicable, for any of the above expenses that they pay on behalf of the Fund, including administrative expenses they incur on the Fund’s behalf.
Expense Support and Conditional Reimbursement Agreement
The Adviser and the Fund have entered into the Expense Support and Conditional Reimbursement Agreement under which the Adviser may voluntarily determine to provide an Expense Payment to the Fund to the extent that it deems appropriate in order to ensure that the Fund bears an appropriate level of expenses. The Expense Support and Conditional Reimbursement Agreement will remain in effect at least until July 31, 2024, unless and until the Board approves its modification or termination. The Expense Support and Conditional Reimbursement Agreement may be renewed for additional one-year terms by the mutual agreement of the Adviser and the Fund. Prior to July 31, 2019, the Adviser had agreed contractually to reimburse the Fund’s initial organizational and offering costs, as well as the Fund’s operating expenses, to the extent that aggregate distributions made to the Fund’s shareholders during the applicable quarter exceeded the sum of (i) the Fund’s net investment Fund taxable income (including net short-term capital gains reduced by net long-term capital losses); (ii) the Fund’s net capital gains (including the excess of net long-term capital gains over net short-term capital losses); and (iii) dividends and other distributions paid to or otherwise earned by the Fund on account of investments in portfolio companies (to the extent such amounts listed in clause (iii) are not included under clauses (i) and (ii) above).
An Adviser Reimbursement will be made only if and to the extent that (i) it is payable not more than three years from the last business day of the calendar quarter in which the applicable Expense Payment was made by the Adviser; (ii) the Adviser Reimbursement does not cause Other Fund Operating Expenses (as defined herein) (on an annualized basis and net of any reimbursements received by the Fund during such fiscal year) during the applicable quarter to exceed the percentage of the Fund’s average net assets attributable to

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Class W Shares represented by Other Fund Operating Expenses (on an annualized basis) during the quarter in which the applicable Expense Payment from the Adviser was made; and (iii) the distributions per share declared by the Fund for the applicable class at the time of the applicable Expense Payment are less than the effective rate of distributions per share for such class at the time the Adviser Reimbursement would be paid.
Other Fund Operating Expenses is defined as the Fund’s total Operating Expenses (as defined below), excluding the Management and Incentive fees, offering expenses, financing fees and costs, interest expense and extraordinary expenses. “Operating Expenses” means all operating costs and expenses incurred by the Fund, as determined in accordance with generally accepted accounting principles for investment companies.
Offering Costs
All offering costs of the Fund paid by the Adviser are subject to reimbursement pursuant to the Expense Support and Conditional Reimbursement Agreement.

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MANAGEMENT AND INCENTIVE FEES
Pursuant to the Investment Advisory Agreement, and in consideration of the advisory services provided by the Adviser to the Fund, the Adviser is entitled to a fee consisting of two components — the Management Fee and the Incentive Fee. Pursuant to the Investment Sub-Advisory Agreement, the Adviser pays the Sub-Adviser 40% of the Management Fee and Incentive Fee actually received and retained by the Adviser and not otherwise used to support expenses.
Management Fee
The Management Fee is calculated and payable monthly in arrears at the annual rate of 1.25% of the average daily value of the Fund’s Managed Assets. “Managed Assets” means the total assets of the Fund (including any assets attributable to any preferred shares that may be issued or to indebtedness) minus the Fund’s liabilities other than liabilities relating to indebtedness. The Management Fees incurred during the fiscal year ended December 31, 2023 was approximately $49.1 million.
Incentive Fee
The Incentive Fee is calculated and payable quarterly in arrears based upon “pre-incentive fee net investment income” attributable to each class of the Fund’s Shares for the immediately preceding fiscal quarter, and is subject to a hurdle rate, expressed as a rate of return based on each class’s average daily net asset value (calculated in accordance with GAAP), equal to 1.50% per quarter (or an annualized hurdle rate of 6.00%), subject to a “catch-up” feature. For this purpose, “pre-incentive fee net investment income” means interest income, dividend income and any other income accrued during the fiscal quarter, minus each class’s operating expenses for the quarter and the distribution and/or shareholder servicing fees (if any) applicable to each class accrued during the fiscal quarter. For such purposes, the Fund’s operating expenses will include the Management Fee, expenses reimbursed to CAM under the CAM Administration Agreement, by and between the Fund and CAM, and any interest expense and distributions paid on any issued and outstanding Preferred Shares, but will exclude the Incentive Fee.
Thus, the calculation of the Incentive Fee for each fiscal quarter is as follows:
•
No Incentive Fee is payable in any fiscal quarter in which the applicable pre-incentive fee net investment income attributable to the applicable share class does not exceed the quarterly hurdle rate of 1.50% of such class’s average daily net assets (calculated in accordance with GAAP), or 6.00% annualized;

•
100% of the pre-incentive fee net investment income attributable to the applicable share class, if any, that exceeds the hurdle rate but is less than or equal to 1.765% of such class’s average daily net asset value (calculated in accordance with GAAP) in any fiscal quarter (7.06% annualized) is payable to the Adviser; and

•
15% of the pre-incentive fee net investment income attributable to the applicable share class, if any, that exceeds 1.765% of such class’s average daily net assets (calculated in accordance with GAAP) in any fiscal quarter (7.06% annualized) is payable to the Adviser (i.e. once the hurdle rate is reached and the catch-up is achieved).

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The following is a graphical representation of the calculation of the Incentive Fee:
Quarterly Incentive Fee
Class’s pre-incentive fee net investment income
(expressed as a percentage of the Class’s average daily net asset value)
Percentage of each Class’s pre-incentive fee net investment income allocated to the Incentive Fee.
These calculations will be appropriately prorated for any period of less than three months. During the fiscal year ended December 31, 2023, all Share classes of the Fund incurred a total of approximately $48.0 million in incentive fees.
Approval of the Investment Advisory Agreement and Sub-Advisory Agreement
Approval of the Investment Advisory Agreement was made in accordance with, and on the basis of an evaluation satisfactory to the Board, as required by Section 15(c) of the 1940 Act and the applicable rules and regulations thereunder, including consideration of, among other factors, (i) the nature, quality and extent of the services provided by CAM under the Investment Advisory Agreement; (ii) the investment performance of the Fund, CAM; (iii) comparative information with respect to advisory fees and other expenses paid by other comparable investment companies; and (iv) information about the services performed by CAM and the personnel of CAM providing such services under the Investment Advisory Agreement.
Approval of the Investment Sub-Advisory Agreement was made in accordance with, and on the basis of an evaluation satisfactory to the Board, as required by Section 15(c) of the 1940 Act and the applicable rules and regulations thereunder, including consideration of, among other factors, (i) the nature, quality and extent of the services provided by Ares Capital under the Investment Sub-Advisory Agreement; (ii) the investment performance of the Fund, Ares Capital; (iii) comparative information with respect to advisory fees and other expenses paid by other comparable investment companies; and (iv) information about the services performed by Ares Capital and the personnel of Ares Capital providing such services under the Investment Sub-Advisory Agreement.
A discussion of the basis for the Board’s renewal of the Investment Advisory Agreement and Investment Sub-Advisory Agreement can be found in the Fund’s Semi-Annual Report dated June 30, 2023.

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DETERMINATION OF NET ASSET VALUE
The Board has designated the Adviser as the Fund’s valuation designee for purposes of Rule 2a-5 under the 1940 Act. NAV per Share will be determined daily by the Adviser on each day the NYSE is open for trading or at such other times as the Board may determine. NAV per Share is determined, on a class-specific basis, by dividing the total value of the Fund’s net assets attributable to the applicable class by the total number of Shares of such class outstanding. The Fund’s net assets are determined by subtracting any liabilities (including borrowings for investment purposes) from the total value of its portfolio investments and other assets. Each Class A Share will be offered at NAV plus the applicable sales load, while each Class C Share will be offered at NAV. The Fund’s net assets are available to holders of Preferred Shares (if any) and Shares. If any Preferred Shares are outstanding, net assets available for the Shareholders is determined by deducting from net assets the liquidation preference and any accrued dividends on the Preferred Shares.
Bank loans, including syndicated loans, are valued by using readily available market quotations or another commercially reasonable method selected by an independent, third party pricing service that has been approved by the Adviser, or, if such independent, third-party valuations are not available, by using broker quotations.
Corporate Bonds and CLOs, and certain other domestic debt securities, are valued at the last reported bid prices supplied by an independent, third party pricing service that has been approved by the Adviser. If the last reported bid price is not readily available or is otherwise deemed to be unreliable by the Adviser, then such securities are valued at fair value pursuant to procedures approved by the Board.
If they are traded on the valuation date, equity securities that are listed or traded on a national exchange will be valued at the last quoted sale price. Likewise, equity securities that are traded on NASDAQ will be valued at the NASDAQ official closing price if the securities are traded on the valuation date. If securities are listed on more than one exchange, and if the securities are traded on the valuation date, they will be valued at the last quoted sale price on the exchange on which the security is principally traded. If there is no sale of the security on the valuation date, the Adviser will value the securities at the last reported sale price, unless the Adviser believes such price no longer represents the fair market value and elects to value the security at fair value pursuant to procedures approved by the Board. If the validity of such quoted prices appears to be questionable or if such quoted prices are not readily available, then the securities will be valued at fair value pursuant to procedures approved by the Board. Market quotations may be deemed not to represent fair value in certain circumstances where the Adviser reasonably believes that facts and circumstances applicable to an issuer, seller or purchaser or to the market for a particular security cause current market quotations not to reflect the fair value of the security. Examples of these events could include situations in which material events are announced after the close of the market on which a security is primarily traded, a security trades infrequently causing a quoted purchase or sale price to become stale, or a security’s trading has been halted or suspended.
The value of swaps, including credit default swaps, total return swaps and interest rate swaps will be determined by obtaining at least one dealer quotation (including information from counterparties) or valuations from third-party pricing services. If no quotations or valuations are available, or if such quotations or valuations are believed to be unreliable, swaps will be fair valued pursuant to procedures approved by the Board.
Generally, trading in U.S. Government securities and money market instruments is substantially completed each day at various times prior to the close of business on the NYSE. The values of such securities used in computing the NAV of the Fund’s Shares are determined as of such times.

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CONFLICTS OF INTEREST
The Fund’s executive officers and trustees, and the employees of the Advisers, serve or may serve as officers, trustees or principals of entities that operate in the same or a related line of business as the Fund or of other Ares- or CION-advised funds (“Other Managed Funds”). As a result, they may have obligations to investors in those entities, the fulfillment of which might not be in the best interests of the Fund or its Shareholders. Moreover, notwithstanding the difference in principal investment objectives between the Fund and the Other Managed Funds, such other funds, including potential new pooled investment vehicles or managed accounts not yet established (whether managed or sponsored by affiliates or the Advisers), have, and may from time to time have, overlapping investment objectives with the Fund and, accordingly, invest in, whether principally or secondarily, asset classes similar to those targeted by the Fund. To the extent the Other Managed Funds have overlapping investment objectives, the scope of opportunities otherwise available to the Fund may be adversely affected and/or reduced. Additionally, certain employees of the Advisers and their management may face conflicts in their time management and commitments as well as in the allocation of investment opportunities to other Ares funds.
The results of the Fund’s investment activities may differ significantly from the results achieved by the Other Managed Funds. It is possible that one or more of such funds will achieve investment results that are substantially more or less favorable than the results achieved by the Fund. Moreover, it is possible that the Fund will sustain losses during periods in which one or more affiliates achieve significant profits on their trading for proprietary or other accounts. The opposite result is also possible. The investment activities of one or more Adviser affiliates for their proprietary accounts and accounts under their management may also limit the investment opportunities for the Fund in certain markets.
The Advisers may determine that the Fund should invest on a side-by-side basis with one or more Other Managed Funds. In certain circumstances, negotiated co-investments may be made only in accordance with the terms of the exemptive order Ares received from the SEC (the “Order”). Co-investments made under the Order are subject to compliance with the conditions and other requirements contained in the Order, which could limit the Fund’s ability to participate in a co-investment transaction.
In the event investment opportunities are allocated among the Fund and Other Managed Funds, the Fund may not be able to structure its investment portfolio in the manner desired. Although the Advisers endeavor to allocate investment opportunities in a fair and equitable manner, the Fund is not generally permitted to co-invest in any portfolio company in which a fund managed by Ares or any of its downstream affiliates (other than the Fund and its downstream affiliates) currently has an investment. However, the Fund may co-invest with funds managed by Ares or any of its downstream affiliates, subject to compliance with existing regulatory guidance, applicable regulations and its allocation procedures.
From time to time, the Fund and the Other Managed Funds may make investments at different levels of an issuer’s capital structure or otherwise in different classes of an issuer’s securities. Such investments may inherently give rise to conflicts of interest or perceived conflicts of interest between or among the various classes of securities that may be held by such entities.
The Advisers, their affiliates and their clients may pursue or enforce rights with respect to an issuer in which the Fund has invested, and those activities may have an adverse effect on the Fund. As a result, prices, availability, liquidity and terms of the Fund’s investments may be negatively impacted by the activities of the Advisers and their affiliates or their clients, and transactions for the Fund may be impaired or effected at prices or terms that may be less favorable than would otherwise have been the case.
The Advisers may enter into transactions and invest in securities, instruments and currencies on behalf of the Fund in which customers of its affiliates, to the extent permitted by applicable law, serve as the counterparty, principal or issuer. In such cases, such party’s interests in the transaction could be adverse to the interests of the Fund, and such party may have no incentive to assure that the Fund obtains the best possible prices or terms in connection with the transaction. In addition, the purchase, holding and sale of such investments by the Fund may enhance the profitability of the Advisers or their affiliates. One or more affiliates may also create, write or issue Derivatives for their customers, the underlying securities, currencies or instruments of which may be those in which the Fund invests or which may be based on the performance of the Fund. The Fund may, subject to applicable law, purchase investments that are the subject of an underwriting or other distribution by one or more Adviser affiliates and may also enter into transactions with other clients of an affiliate where such other clients have interests adverse to those of the Fund.

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The Fund will be required to establish business relationships with its counterparties based on the Fund’s own credit standing. Neither the Advisers nor any of their affiliates will have any obligation to allow its credit to be used in connection with the Fund’s establishment of its business relationships, nor is it expected that the Fund’s counterparties will rely on the credit of the Advisers or their affiliates in evaluating the Fund’s creditworthiness.
The Advisers are paid a fee based on a percentage of the Fund’s Managed Assets. The participation of the Advisers’ investment professionals in the valuation process could therefore result in a conflict of interest. The Advisers also may have a conflict of interest in deciding whether to cause the Fund to incur leverage or to invest in more speculative investments or financial instruments, thereby potentially increasing the assets or the yield of the Fund and, accordingly, the Management Fees or Incentive Fees received by the Advisers. Certain other Ares-advised funds pay the Advisers or their affiliates performance-based compensation, which could create an incentive for the Advisers or affiliate to favor such investment fund or account over the Fund.
By reason of the various activities of the Advisers and their affiliates, the Advisers and such affiliates may acquire confidential or material non-public information or otherwise be restricted from purchasing certain potential Fund investments that otherwise might have been purchased or be restricted from selling certain Fund investments that might otherwise have been sold at the time.
The Advisers have adopted policies and procedures designed to prevent conflicts of interest from influencing proxy voting decisions made on behalf of advisory clients, including the Fund, and to help ensure that such decisions are made in accordance with its fiduciary obligations to clients. Nevertheless, notwithstanding such proxy voting policies and procedures, actual proxy voting decisions may have the effect of favoring the interests of other clients, provided that the Advisers believe such voting decisions to be in accordance with its fiduciary obligations.

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SHARE REPURCHASE PROGRAM
The Fund does not currently intend to list its Shares on any securities exchange and does not expect any secondary market for them to develop in the foreseeable future. Therefore, Shareholders should expect that they will be unable to sell their Shares for an indefinite time or at a desired price. No Shareholder will have the right to require the Fund to repurchase such Shareholder’s Shares or any portion thereof. Shareholders may not transfer their investment from the Fund to any other registered investment company. Because no public market exists for the Shares, and none is expected to develop in the foreseeable future, Shareholders will not be able to liquidate their investment, other than through the Fund’s share repurchase program, or, in limited circumstances, as a result of transfers of Shares to other investors.
To provide Shareholders with limited liquidity, the Fund is operated as an “interval fund” and intends to conduct quarterly offers to repurchase between 5% and 25% of its outstanding Shares at NAV, pursuant to Rule 23c-3 under the 1940 Act, unless such offer is suspended or postponed in accordance with regulatory requirements (as discussed below). In connection with any given repurchase offer, it is expected the Fund will offer to repurchase only the minimum amount of 5% of its outstanding Shares. Additionally, in connection with the Fund’s issuance of the MRP Shares, if a quarterly repurchase of Shares would cause the Fund to be below certain asset coverage limits or if the Fund fails to satisfy certain other requirements, such quarterly repurchase offer of Shares shall not exceed 5% of the outstanding Shares. See “Description of Capital Structure — Shares of Beneficial Interest — MRP Shares” for additional information.
Quarterly repurchases occur in the months of March, June, September and December. The offer to purchase Shares is a fundamental policy that may not be changed without the vote of the holders of a majority of the Fund’s outstanding voting securities (as defined in the 1940 Act). The Repurchase Offer Notice is sent to Shareholders at least 21 calendar days before the Repurchase Request Deadline. The Fund expects to determine the NAV applicable to repurchases on the Repurchase Request Deadline. However, the NAV will be calculated no later than the Repurchase Pricing Date. The Fund expects to distribute payment to Shareholders between one and three business days after the Repurchase Pricing Date and will distribute such payment no later than seven calendar days after such Date. The Fund’s Shares are not listed on any securities exchange, and the Fund anticipates that no secondary market will develop for its Shares. Accordingly, you may not be able to sell Shares when and/or in the amount that you desire. Thus, the Shares are appropriate only as a long-term investment. In addition, the Fund’s repurchase offers may subject the Fund and Shareholders to special risks.
Determination of Repurchase Offer Amount
The Board, or a committee thereof, in its sole discretion, will determine the number of Shares that the Fund will offer to repurchase (the “Repurchase Offer Amount”) for a given Repurchase Request Deadline. The Repurchase Offer Amount, however, will be no less than 5% and no more than 25% of the total number of Shares outstanding on the Repurchase Request Deadline.
If Shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund will repurchase the Shares on a pro rata basis. However, the Fund may accept all Shares tendered for repurchase by Shareholders who own less than one hundred Shares and who tender all of their Shares, before prorating other amounts tendered.
Notice to Shareholders
No less than 21 days and more than 42 days before each Repurchase Request Deadline, the Fund shall send to each Shareholder of record and to each beneficial owner of the Shares that are the subject of the repurchase offer a notification (“Shareholder Notification”). The Shareholder Notification will contain information Shareholders should consider in deciding whether to tender their Shares for repurchase. The Shareholder Notification also will include detailed instructions on how to tender Shares for repurchase, state the Repurchase Offer Amount and identify the dates of the Repurchase Request Deadline, the scheduled Repurchase Pricing Date, and the date the repurchase proceeds are scheduled for payment (the “Repurchase Payment Deadline”). The Shareholder Notification also will set forth the NAV that has been computed no more than seven days before the date of notification, and how Shareholders may ascertain the NAV after the notification date.

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Repurchase Price
The repurchase price of the Shares will be the NAV of the Share class as of the close of regular trading on the NYSE on the Repurchase Pricing Date. You may call 888-729-4266 to learn the NAV. The Shareholder Notification also will provide information concerning the NAV, such as the NAV as of a recent date or a sampling of recent NAVs, and a toll-free number for information regarding the repurchase offer.
Repurchase Amounts and Payment of Proceeds
Shares tendered for repurchase by Shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate Repurchase Offer Amount established for that Repurchase Request Deadline. Payment pursuant to the repurchase offer will be made by check to the Shareholder’s address of record, or credited directly to a predetermined bank account on the Purchase Payment Date, which will be no more than seven days after the Repurchase Pricing Date. The Board may establish other policies for repurchases of shares that are consistent with the 1940 Act, regulations thereunder and other pertinent laws.
If Shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund may, but is not required to, repurchase an additional amount of Shares not to exceed 2.00% of the outstanding Shares of the Fund on the Repurchase Request Deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if Shareholders tender shares in an amount exceeding the Repurchase Offer Amount plus 2.00% of the outstanding Shares on the Repurchase Request Deadline, the Fund will repurchase the Shares on a pro rata basis. However, the Fund may accept all Shares tendered for repurchase by Shareholders who own less than one hundred Shares and who tender all of their Shares, before prorating other amounts tendered.
With respect to any required minimum distributions from an IRA or other qualified retirement plan, it is the obligation of the Shareholder to determine the amount of any such required minimum distribution and to otherwise satisfy the required minimum. In the event that Shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund will repurchase the shares on a pro rata basis, which may result in the Fund not honoring the full amount of a required minimum distribution requested by a Shareholder.

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DESCRIPTION OF CAPITAL STRUCTURE
The following description is based on relevant portions of the Delaware Statutory Trust Act, as amended, and on the Declaration of Trust and bylaws. This summary is not intended to be complete. Please refer to the Delaware Statutory Trust Act, as amended, and the Declaration of Trust and bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part, for a more detailed description of the provisions summarized below.
Shares of Beneficial Interest
The Declaration of Trust authorizes the Fund’s issuance of an unlimited number of common shares of beneficial interest of each class, par value $0.001 per share. There is currently no market for Shares and the Fund does not expect that a market for Shares will develop in the foreseeable future. Pursuant to the Declaration of Trust and as permitted by Delaware law, Shareholders are entitled to the same limitation of personal liability extended to stockholders of private corporations organized for profit under the General Corporation Law of the State of Delaware, as amended (the “DGCL”), and therefore generally will not be personally liable for the Fund’s debts or obligations.
Shares
Under the terms of the Declaration of Trust, all Shares, when consideration for Shares is received by the Fund, will be fully paid and nonassessable. Distributions may be paid to Shareholders if, as and when authorized and declared by the Board. Shares will have no preference, preemptive, appraisal, conversion or redemption rights, and will be freely transferable, except where their transfer is restricted by law or contract. The Declaration of Trust provides that the Board shall have the power to repurchase or redeem Shares and provide Shareholders with the right to exchange Shares of any class for Shares of one or more other classes in the manner and on the terms described herein. In the event of the Fund’s dissolution, after the Fund pays or adequately provides for the payment of all claims and obligations of the Fund, and upon the receipt of such releases, indemnities and refunding agreements deemed necessary by the Board, each Share will be entitled to receive, according to its respective rights, a pro rata portion of the Fund’s assets available for distribution for the applicable class, subject to any preferential rights of holders of the Fund’s outstanding Preferred Shares, if any. Each whole Share will be entitled to one vote as to any matter on which it is entitled to vote and each fractional Share will be entitled to a proportionate fractional vote. However, to the extent required by the 1940 Act or otherwise determined by the Board, classes of the Fund will vote separately from each other. Shareholders shall be entitled to vote on all matters on which a vote of Shareholders is required by the 1940 Act, the Declaration of Trust or a resolution of the Board. There will be no cumulative voting in the election or removal of Trustees. Under the Declaration of Trust, the Fund is not required to hold annual meetings of Shareholders. The Fund only expects to hold Shareholder meetings to the extent required by the 1940 Act or pursuant to special meetings called by the Board or a majority of Shareholders.
Preferred Shares and Other Securities
The Declaration of Trust provides that the Board may, subject to the Fund’s investment policies and restrictions and the requirements of the 1940 Act, authorize and cause the Fund to issue securities of the Fund other than Shares (including Preferred Shares, debt securities or other senior securities), by action of the Board without the approval of Shareholders. The Board may determine the terms, rights, preferences, privileges, limitations and restrictions of such securities as the Board sees fit.
Preferred Shares could be issued with rights and preferences that would adversely affect Shareholders. Preferred Shares could also be used as an anti-takeover device. Every issuance of Preferred Shares will be required to comply with the requirements of the 1940 Act. The 1940 Act requires, among other things, that (i) immediately after issuance of Preferred Shares and before any distribution is made with respect to the Shares and before any purchase of Shares is made, the aggregate involuntary liquidation preference of such Preferred Shares together with the aggregate involuntary liquidation preference or aggregate value of all other senior securities must not exceed an amount equal to 50% of the Fund’s total assets after deducting the amount of such distribution or purchase price, as the case may be; and (ii) the holders of Preferred Shares, if any are issued, must be entitled as a class to elect two Trustees at all times and to elect a majority of the Trustees if distributions on such Preferred Shares are in arrears by two years or more. Certain matters under the 1940 Act require the separate vote of the holders of any issued and outstanding Preferred Shares.

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MRP Shares
On July 30, 2021, the Fund issued 2,400,000 Series A Mandatory Redeemable Preferred Shares (“Series A MRP Shares”). On September 30, 2021, the Fund issued 3,600,000 Series B Mandatory Redeemable Preferred Shares (“Series B MRP Shares”) and 6,000,000 Series C Mandatory Redeemable Preferred Shares (“Series C MRP Shares”). On January 6, 2022, the Fund issued 2,200,000 Series D Mandatory Redeemable Preferred Shares (“Series D MRP Shares”) and 2,600,000 Series E Mandatory Redeemable Preferred Shares (“Series E MRP Shares”). On June 1, 2023, the Fund issued 3,400,000 Series F Mandatory Redeemable Preferred Shares (“Series F MRP Shares”) and 2,600,000 Series G Mandatory Redeemable Preferred Shares (“Series G MRP Shares”). Certain rights, terms and conditions of the Fund’s MRP Shares are summarized below:
Priority.   Each holder of MRP Shares is entitled to a liquidation preference of $25.00 per share (the “Liquidation Value”), plus additional amounts described under “Liquidation” below. With respect to distributions, including the payment of dividends and distribution of the Fund’s assets upon dissolution, liquidation or winding up, the MRP Shares are senior to all other classes and series of common shares of beneficial interest and rank on parity with any other Preferred Shares. Holders of the MRP Shares will not, however, participate in any appreciation in the value of the Fund. The consent of the holders of the outstanding Preferred Shares is not required to authorize or issue any class or series of Preferred Shares ranking on parity with the MRP Shares.
Dividends.   The holders of MRP Shares are entitled to receive quarterly cumulative cash dividends, when, as and if authorized by the Board and declared by the Fund, out of funds legally available therefor, at the rate per annum equal to the Applicable Rate, as defined below, with certain adjustments for changes in a series’ rating, and no more, of the Liquidation Value, payable quarterly, beginning on the initial dividend payment date of November 1, 2021 for the Series A MRP Shares, February 1, 2022 for the Series B MRP Shares and Series C MRP Shares, April 7, 2022 for the Series D MRP Shares and Series E MRP Shares, and June 1, 2023 for the Series F MRP Shares and Series G MRP Shares. For Series A MRP Shares, Series B MRP Shares and Series C MRP Shares, dividends will then be payable on the first business day of the month next following each of the following dates: 31st day of each January, the 30th day of each April, the 31st day of each July and the 31st day of each October. For Series D MRP Shares and Series E MRP Shares, dividends will then be payable on the first business day of the month next following each of the following dates: 6th day of each January, the 6th day of each April, the 6th day of each July and the 6th day of each October. For Series F MRP Shares and Series G MRP Shares, dividends will then be payable on the first business day of the month next following each of the following dates: 6th day of each January, the 6th day of each April, the 6th day of each July and the 6th day of each October. Dividends on MRP Shares accumulate from and including the original issue date.
Each dividend on MRP Shares will be paid on the dividend payment date therefor to the holders as their names appear on the share ledger or share records of the Fund at the close of business on the fifth day prior to the quarterly dividend date (or if such day is not a business day, the next preceding business day). Dividends in arrears for any past dividend period may be declared and paid at any time, without reference to any regular dividend payment date, to the holders as their names appear on the share ledger or share records of the Fund at the close of business on a date, not exceeding five days preceding the payment date thereof, as may be fixed by the Board. No interest will be payable in respect of any dividend payment or payments which may be in arrears; provided, however, that the dividend rate may be increased in such circumstances.
So long the rating of each series of the MRP Shares remains the same, the dividend rate on the MRP Shares will be 2.68% for Series A MRP Shares, 2.68% for Series B MRP Shares, 3.07% for Series C MRP Shares, 2.96% for Series D MRP Shares, 3.48% for Series E MRP Shares, 7.16% for Series F MRP Shares and 7.23% for Series G MRP Shares (collectively, the “Applicable Rate”).
Voting.   Except for matters which do not require the vote of holders of MRP Shares under the 1940 Act and except as otherwise provided in the Declaration of Trust or bylaws, or as otherwise required by applicable law, each holder of MRP Shares shall be entitled to one vote for each MRP Share held on each matter submitted to a vote of shareholders of the Fund, and holders of outstanding Preferred Shares and Shares shall vote together as a single class on all matters submitted to shareholders; provided, however, that the holders of outstanding Preferred Shares shall be entitled, as a class, to the exclusion of the holders of

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shares of all other classes of beneficial interests of the Fund, to elect two Trustees of the Fund at all times. In addition, the holders of the outstanding Preferred Shares and Shares, voting together as a single class, shall elect the balance of the Trustees; however, the number of Trustees constituting the Board shall automatically increase by the smallest number that, when added to the two Trustees elected exclusively by the holders of outstanding Preferred Shares would constitute a majority of the Board as so increased by such smallest number, and the holders of Preferred Shares shall be entitled, voting as a class on a one vote per share basis (to the exclusion of the holders of all other securities and classes of shares of the Fund), to elect such smallest number of additional Trustees, together with the two Trustees that such holders are in any event entitled to elect if: (i) at the close of business on any dividend payment date accumulated dividends (whether or not earned or declared) on Preferred Shares equal to at least two full years’ dividends shall be due and unpaid; or (ii) if at any time holders of any shares of Preferred Shares are entitled under the 1940 Act, to elect a majority of the Trustees of the Fund.
Notwithstanding the foregoing, the affirmative vote of the holders of a majority of the outstanding Preferred Shares, voting as a separate class, and a majority of the MRP Shares, voting as a separate class, both determined with reference to a “majority of outstanding voting securities” as that term is defined in Section 2(a)(42) of the 1940 Act, shall be required to create, authorize or issue shares of any class or series of beneficial interests ranking senior to the Preferred Shares with respect to the payment of dividends or the distribution of assets, or any securities convertible into, or warrants, options or similar rights to purchase, acquire or receive, such shares of beneficial interests ranking senior to the Preferred Shares or reclassify any authorized shares of beneficial interests of the Fund into any shares ranking senior to the Preferred Shares. In addition, the affirmative vote of the holders of a majority of the outstanding Preferred Shares determined with reference to a “majority of outstanding voting securities” as that term is defined in Section 2(a)(42) of the 1940 Act, voting as a separate class, shall be required to (i) amend, alter or repeal (including by merger, consolidation or otherwise) any of the preferences, rights or powers of such class of Preferred Shares so as to adversely affect such preferences, rights or powers and will not amend any provision of the Declaration of Trust or bylaws in a manner which would restrict or limit the ability of the Fund to comply with the terms and provisions of the Securities Purchase Agreement; (ii) amend, alter or repeal (including by merger, consolidation or otherwise) any of the provisions of the Declaration of Trust or bylaws if such amendment, alteration or repeal would adversely affect any privilege, preference, right or power of the MRP Shares or the holders thereof; and (iii) approve any plan of reorganization (as such term is used in the 1940 Act) adversely affecting such shares or any action requiring a vote of security holders of the Fund under Section 13(a) of the 1940 Act.
Redemption.   The outstanding shares of MRP Shares are subject to redemption at any time by notice of such redemption on a date selected by the Fund for such redemption (the “Redemption Date”). If the Fund elects to cause the redemption of the MRP Shares, each MRP Share will be redeemed for a price equal to 100% of such share’s Liquidation Value, plus an amount equal to accumulated but unpaid dividends and other distributions on the MRP Shares (whether or not earned or declared by the Fund, but excluding interest thereon), to, but excluding, the Redemption Date, plus the amount equal to the excess, if any, of the discounted value of the remaining scheduled payments with respect to the Liquidation Value of such MRP Share over the amount of such Liquidation Value; provided, however, the Fund may, at its option (i) redeem the Series A MRP Shares within 90 days prior to July 30, 2026 (the “Series A Term Redemption Date”), (ii) redeem the Series B MRP Shares within 90 days prior to September 30, 2026 (the “Series B Term Redemption Date”), (iii) redeem the Series C MRP Shares within 90 days prior to September 30, 2026 (the “Series C Term Redemption Date”), (iv) redeem the Series D MRP Shares within 90 days prior to January 6, 2027 (the “Series D Term Redemption Date”), (v) redeem the Series E MRP Shares within 90 days prior to January 6, 2032 (the “Series E Term Redemption Date”), (vi) redeem the Series F MRP Shares within 90 days prior to June 1, 2026 (the “Series F Term Redemption Date”) and (vii) redeem the Series G MRP Shares within 90 days prior to June 1, 2028 (the “Series G Term Redemption Date” and collectively with Series A Term Redemption Date, Series B Term Redemption Date, Series C Term Redemption Date, Series D Term Redemption Date, Series E Term Redemption Date and Series F Term Redemption Date, the “Term Redemption Dates”), each at the Liquidation Value plus accumulated but unpaid dividends and distributions thereon (whether or not earned or declared by the Fund, but excluding interest thereon) to, but excluding the Redemption Date.
If the asset coverage, as determined in accordance with Section 18(h) of the 1940 Act, is less than or equal to 235% for any five business days within a ten business day period, determined on the basis of values

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calculated as of a time within 48 hours (not including Sundays or holidays) next preceding the time of such determination within the ten business day period, the Fund, upon not less than 12 days’ nor more than 40 days’ notice, may redeem the MRP Shares at the Liquidation Value plus accumulated but unpaid dividends and distributions thereon (whether or not earned or declared by the Fund, but excluding interest thereon) to, but excluding, the date fixed for redemption, plus a redemption amount equal to 2% of the Liquidation Value; the amount of MRP Shares that may be redeemed under this provision shall not exceed an amount of MRP Shares which results in asset coverage of more than 250% pro forma for such redemption, determined on the basis of values calculated as of a time within 48 hours (not including Sundays or holidays) next preceding the time of such determination.
If the Fund fails to maintain asset coverage of at least 225%, determined on the basis of values calculated as of a time within 48 hours (not including Sundays or holidays) next preceding the time of such determination, the Fund shall redeem the number of MRP Shares provided below at the Liquidation Value plus an amount equal to accumulated but unpaid dividends and distributions thereon (whether or not earned or declared by the Fund, but excluding interest thereon) to, but excluding, the date fixed for redemption, plus a redemption amount equal to 1% of the Liquidation Value. The number of MRP Shares to be redeemed upon the Fund’s failure to maintain asset coverage of 225% on any valuation date will be equal to the product of (1) the quotient of the number of MRP Shares divided by the aggregate number of outstanding Preferred Shares which have an asset coverage test greater than or equal to 225% and (2) the minimum number of outstanding shares of Preferred Shares the redemption of which would result in the Fund having asset coverage of 225% as of a date that is no more than 30 days after the date the Fund failed to maintain asset coverage of 225% (provided that, if there is no such number of MRP Shares the redemption of which would have such result, the Fund shall redeem all MRP Shares then outstanding). The Fund shall effect any such redemption no later than 40 calendar days after the date the Fund failed to maintain asset coverage of 225%, except for in certain circumstances. Notwithstanding the foregoing, if the Fund satisfies asset coverage of at least 225% as of a date that is no more than 30 days after the date the Fund failed to maintain asset coverage of 225% before taking into account any redemptions of Preferred Shares, the Fund shall not be obligated to redeem any shares of Preferred Shares under this provision.
The Fund shall redeem all outstanding Series A MRP Shares, Series B MRP Shares, Series C MRP Shares, Series D MRP Shares, Series E MRP Shares, Series F MRP Shares and Series G MRP Shares on the respective Term Redemption Dates at the Liquidation Value plus an amount equal to accumulated but unpaid dividends and distributions thereon (whether or not earned or declared by the Fund, but excluding interest thereon), to, but excluding, the respective Term Redemption Dates.
Subject to certain conditions, no MRP Shares may be redeemed unless all dividends in arrears on the MRP Shares and all shares of beneficial interests of the Fund ranking on a parity with the MRP Shares with respect to payment of dividends or upon liquidation have been or are being contemporaneously paid or set apart for payment; provided, however, that the foregoing shall not prevent the purchase or acquisition by the Fund of all MRP Shares pursuant to the successful completion of an otherwise lawful purchase, tender or exchange offer made on the same terms to, and accepted by, Holders of all MRP Shares.
Liquidation.   Upon the dissolution, liquidation or winding up of the affairs of the Fund, whether voluntary or involuntary, the holders of MRP Shares then outstanding, together with holders of shares of any Preferred Shares ranking on a parity with the MRP Shares upon dissolution, liquidation or winding up, shall be entitled to receive and to be paid out of the assets of the Fund (or the proceeds thereof) available for distribution to its shareholders after satisfaction of claims of creditors of the Fund, but before any distribution or payment shall be made in respect of the Shares, an amount equal to the liquidation preference with respect to such shares. The liquidation preference for MRP Shares shall be $25.00 per share, plus an amount equal to all accumulated and unpaid dividends thereon (whether or not earned or declared but without interest) to the date payment of such distribution is made in full. No redemption premium shall be paid upon any liquidation even if such redemption premium would be paid upon optional or mandatory redemption of the relevant shares. If, upon any liquidation, dissolution or winding up of the affairs of the Fund, whether voluntary or involuntary, the assets of the Fund available for distribution among the holders of all outstanding shares of Preferred Shares shall be insufficient to permit the payment in full to holders of the amounts to which they are entitled, then the available assets shall be distributed among the holders of all outstanding shares of Preferred Shares ratably in any distribution of assets according to the respective amounts which would be payable on all the shares if all amounts thereon were paid in full.

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Upon the dissolution, liquidation or winding up of the affairs of the Fund, whether voluntary or involuntary, until payment in full is made to the holders of MRP Shares of the liquidation distribution to which they are entitled, (1) no dividend or other distribution shall be made to Shareholders or any other class or series of shares of beneficial interests of the Fund ranking junior to MRP Shares upon dissolution, liquidation or winding up and (2) no purchase, redemption or other acquisition for any consideration by the Fund shall be made in respect of the Shares or any other class of shares of beneficial interests of the Fund ranking junior to MRP Shares upon dissolution, liquidation or winding up. A consolidation, reorganization or merger of the Fund with or into any company, trust or other legal entity, or a sale, lease or exchange of all or substantially all of the assets of the Fund in consideration for the issuance of equity securities of another company, trust of other legal entity shall not be deemed to be a liquidation, dissolution or winding up, whether voluntary or involuntary, for the purposes of these provisions.
Conversion.   The MRP Shares are not convertible into any other class or series of shares.
Transfer restrictions.   The MRP Shares are “restricted securities” for purposes of the 1933 Act. Accordingly, the MRP Shares may not be offered, sold, transferred or delivered, directly or indirectly, unless (i) such shares are registered under the 1933 Act and any other applicable state securities laws, or (ii) an exemption from registration under the 1933 Act and any other applicable state securities laws is available.
Other Matters.   For so long as the MRP Shares are outstanding, the Fund will not declare, pay or set apart for payment any dividend or other distribution (other than a dividend or distribution paid in shares of, or options, warrants or rights to subscribe for or purchase, Shares or other shares of beneficial interests, if any, ranking junior to the MRP Shares as to dividends or upon liquidation) with respect to Shares or any other shares of the Fund ranking junior to or on a parity with the MRP Shares as to dividends or upon liquidation, or call for redemption, redeem, purchase or otherwise acquire for consideration any Shares or any other such junior shares (except by conversion into or exchange for shares of the Fund ranking junior to the MRP Shares as to dividends and upon liquidation) or any such parity shares (except by conversion into or exchange for shares of the Fund ranking junior to or on a parity with the MRP Shares as to dividends and upon liquidation), unless (1) immediately after such transaction asset coverage of 225% would be achieved, (2) full cumulative dividends on the MRP Shares due on or prior to the date of the transaction have been declared and paid, and (3) the Fund has redeemed the full number of MRP Shares required to be redeemed by any provision for mandatory redemption ((1), (2) and (3) are together the “Requirements”). Notwithstanding the foregoing, the Fund shall not, at any time, be prohibited or otherwise restricted in its ability to call for redemption, redeem, purchase or otherwise acquire for consideration its Shares pursuant to its fundamental policy to make quarterly repurchase offers pursuant to Rule 23c-3 of the 1940 Act for between 5% and 25% of the Shares outstanding at net asset value (the “Repurchase Policy”); provided, however, if (i) a quarterly repurchase of Shares pursuant to the Repurchase Policy and/or Rule 23c-3 of the 1940 Act would cause the Fund to be below asset coverage of 225% or (ii) the Fund has failed to satisfy (and continues to fail to satisfy) the Requirements and the Fund is required to make a quarterly repurchase offer of Shares pursuant to the Repurchase Policy and/or Rule 23c-3 of the 1940 Act before the Requirements are satisfied, such quarterly repurchase offer of Shares shall not exceed 5% of the Shares outstanding, at a price equal to the Fund’s net asset value (as may be determined in accordance with its valuation policies and procedures) as of the “repurchase pricing date,” as such term is defined in Rule 23c-3 and as set forth in the applicable repurchase offer documents. Subject to the certain conditions, the Board may, in the future, authorize the issuance of additional Preferred Shares with the same preferences, rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption and other terms applicable to the MRP Shares, except that the initial dividend period, the applicable rate for the initial dividend period and the initial dividend payment date shall be as set forth in the Supplement to the Declaration of Trust relating to such additional Preferred Shares.

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Outstanding Securities
The following table shows, for each class of authorized securities of the Fund, the amount of (i) shares authorized and (ii) shares outstanding, each as of April 1, 2024:
Class	(1) Amount Authorized	(2) Amount Held by the Fund for its Account	(3) Amount Outstanding Exclusive of Amount Shown Under (2)
Common Shares	Unlimited	0	140,236,002.03
Series A Mandatory Redeemable Preferred Shares	2,400,000	0	2,400,000
Series B Mandatory Redeemable Preferred Shares	3,600,000	0	3,600,000
Series C Mandatory Redeemable Preferred Shares	6,000,000	0	6,000,000
Series D Mandatory Redeemable Preferred Shares	2,200,000	0	2,200,000
Series E Mandatory Redeemable Preferred Shares	2,600,000	0	2,600,000
Series F Mandatory Redeemable Preferred Shares	3,400,000	0	3,400,000
Series G Mandatory Redeemable Preferred Shares	2,600,000	0	2,600,000
Series H Mandatory Redeemable Preferred Shares*	4,000,000	0	0
Series I Mandatory Redeemable Preferred Shares*	2,000,000	0	0
Series J Mandatory Redeemable Preferred Shares*	2,000,000	0	0

*
On March 22, 2024, the Fund entered into an agreement with certain institutional accredited investors to issue and sell, in an offering exempt from registration under the 1933 Act, (i) 4,000,000 Series H Mandatory Redeemable Preferred Shares, liquidation preference $25.00 per share (“Series H MRP Shares”); (ii) 2,000,000 Series I Mandatory Redeemable Preferred Shares, liquidation preference $25.00 per share (“Series I MRP Shares”); and (iii) 2,000,000 Series J Mandatory Redeemable Preferred Shares, liquidation preference $25.00 per share (“Series J MRP Shares”), with total anticipated gross proceeds to the Fund of $200 million. The sale and purchase of the Series H MRP Shares, the Series I MRP Shares and the Series J MRP Shares will occur at two closings currently expected to be held in June 2024 (with respect to the Series H and Series I MRP Shares) and July 2024 (with respect to the Series J MRP Shares), respectively, in each case subject to the satisfaction of customary closing conditions.

Limitation on Liability of Trustees and Officers; Indemnification and Advance of Expenses
Pursuant to the Declaration of Trust, Trustees and officers of the Fund will not be subject in such capacity to any personal liability to the Fund or Shareholders, unless the liability arises from bad faith, willful misfeasance, gross negligence or reckless disregard for the Trustee’s or officer’s duty.
Except as otherwise provided in the Declaration of Trust, the Fund will indemnify and hold harmless any current or former Trustee or officer of the Fund against any liabilities and expenses (including reasonable attorneys’ fees relating to the defense or disposition of any action, suit or proceeding with which such person is involved or threatened), while and with respect to acting in the capacity of a Trustee or officer of the Fund, except with respect to matters in which such person did not act in good faith in the reasonable belief that his or her action was in the best interest of the Fund, or in the case of a criminal proceeding, matters for which such person had reasonable cause to believe that his or her conduct was unlawful. In accordance with the 1940 Act, the Fund will not indemnify any Trustee or officer for any liability to which such person would be subject by reason of his or her willful misfeasance, bad faith, gross negligence or reckless disregard of the duties of his or her position. The Fund will provide indemnification to Trustees and officers prior to a final determination regarding entitlement to indemnification as described in the Declaration of Trust.
The Fund has entered into the Investment Advisory Agreement with CAM and the Investment Sub-Advisory Agreement with Ares Capital. The Investment Advisory Agreement and the Investment Sub-Advisory Agreement provide that, in the absence of willful misfeasance, bad faith, gross negligence or

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reckless disregard for its obligations and duties thereunder, the Advisers are not liable for any error of judgment or mistake of law or for any loss the Fund suffers.
Pursuant to the Declaration of Trust, the Fund will advance the expenses of defending any action for which indemnification is sought if the Fund receives a written undertaking by the indemnitee which provides that the indemnitee will reimburse the Fund unless it is subsequently determined that the indemnitee is entitled to such indemnification.
Number of Trustees; Appointment of Trustees; Vacancies; Removal
The Declaration of Trust provides that the number of Trustees shall be no less than one and no more than 15, as determined in writing by a majority of the Trustees then in office. As set forth in the Declaration of Trust, a Trustee’s term of office shall continue until his or her death, resignation or removal. Subject to the provisions of the 1940 Act, individuals may be appointed by the Trustees at any time to fill vacancies on the Board by the appointment of such persons by a majority of the Trustees then in office. Each Trustee shall hold office until his or her successor shall have been appointed pursuant to the Declaration of Trust. To the extent that the 1940 Act requires that Trustees be elected by Shareholders, any such Trustees will be elected by a plurality of all Shares voted at a meeting of Shareholders at which a quorum is present.
The Declaration of Trust provides that any Trustee may be removed (provided that after the removal the aggregate number of Trustees is not less than the minimum required by the Declaration of Trust) (i) with cause, by at least two-thirds (66 2∕3%) of the remaining Trustees; or (ii) without cause, by all of the remaining Trustees.
Action by Shareholders
The Declaration of Trust provides that Shareholder action can be taken only at a meeting of Shareholders or by unanimous written consent in lieu of a meeting. Subject to the 1940 Act, the Declaration of Trust or a resolution of the Board specifying a greater or lesser vote requirement, the affirmative vote of a majority of Shares present in person or represented by proxy at a meeting and entitled to vote on the subject matter shall be the act of the Shareholders with respect to any matter submitted to a vote of the Shareholders.

Amendment of Declaration of Trust and Bylaws
Subject to the provisions of the 1940 Act, pursuant to the Declaration of Trust, the Board may amend the Declaration of Trust without any vote of Shareholders. Pursuant to the Declaration of Trust and bylaws, the Board has the exclusive power to amend or repeal the bylaws or adopt new bylaws at any time.
No Appraisal Rights
In certain extraordinary transactions, some jurisdictions provide the right to dissenting Shareholders to demand and receive the fair value of their Shares, subject to certain procedures and requirements set forth in such statute. Those rights are commonly referred to as appraisal rights. The Declaration of Trust provides that Shares shall not entitle Shareholders to appraisal rights.
Conflict with Applicable Laws and Regulations
The Declaration of Trust provides that if and to the extent that any provision of the Declaration of Trust conflicts with any provision of the 1940 Act, the provisions under the Code applicable to the Fund as a RIC or other applicable laws and regulations, the conflicting provision shall be deemed never to have constituted a part of the Declaration of Trust; provided, however, that such determination shall not affect any of the remaining provisions of the Declaration of Trust or affect the validity of any action taken or omitted to be taken prior to such determination.

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TAX ASPECTS
The following is a general summary of certain material U.S. federal income tax considerations applicable to the Fund and an investment in the Fund. The discussion below provides general tax information related to an investment in the Fund, but does not purport to be a complete description of the U.S. federal income tax consequences of an investment in the Fund and does not address any state, local, non-U.S. or other tax consequences. It is based on the Code and U.S. Treasury regulations thereunder and administrative pronouncements, all as of the date hereof, any of which is subject to change, possibly with retroactive effect. In addition, it does not describe all of the tax consequences that may be relevant in light of a Shareholder’s particular circumstances, including (but not limited to) alternative minimum tax consequences and tax consequences applicable to Shareholders subject to special tax rules, such as certain financial institutions; dealers or traders in securities who use a mark-to-market method of tax accounting; persons holding Shares as part of a hedging transaction, wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to Shares; entities classified as partnerships or other pass-through entities for U.S. federal income tax purposes; insurance companies; U.S. Shareholders (as defined below) whose functional currency is not the U.S. dollar; or tax-exempt entities, including “individual retirement accounts” or “Roth IRAs.” Unless otherwise noted, the following discussion applies only to a Shareholder that holds Shares as a capital asset and is a U.S. Shareholder. A “U.S. Shareholder” generally is a beneficial owner of Shares who is for U.S. federal income tax purposes:
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an individual who is a citizen or resident of the United States;

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a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

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an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

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a trust if it (a) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A prospective Shareholder that is a partner in a partnership holding Shares should consult his, her or its tax advisors with respect to the purchase, ownership and disposition of Shares.
The discussion set forth herein does not constitute tax advice. Tax laws are complex and often change, and Shareholders should consult their tax advisors about the U.S. federal, state, local or non-U.S. tax consequences of an investment in the Fund.
Taxation of the Fund
The Fund has elected to be treated for U.S. federal income tax purposes, and intends to qualify annually, as a RIC under Subchapter M of the Code. As a RIC, the Fund generally will not be subject to corporate-level U.S. federal income taxes on any ordinary income or capital gains that it distributes as dividends to Shareholders. To qualify as a RIC in any tax year, the Fund must, among other things, satisfy both a source of income test and asset diversification tests. The Fund will qualify as a RIC if (i) at least 90% of the Fund’s gross income for such tax year consists of dividends; interest; payments with respect to certain securities loans; gains from the sale or other disposition of shares, securities or foreign currencies; other income (including, but not limited to, gains from options, futures or forward contracts) derived with respect to its business of investing in such shares, securities or currencies; and net income derived from interests in “qualified publicly-traded partnerships” (such income, “Qualifying RIC Income”); and (ii) the Fund’s holdings are diversified so that, at the end of each quarter of such tax year, (a) at least 50% of the value of the Fund’s total assets is represented by cash and cash equivalents, securities of other RICs, U.S. government securities and other securities, with such other securities limited, in respect of any one issuer, to an amount not greater than 5% of the value of the Fund’s total assets and not greater than 10% of the outstanding voting securities of such issuer and (b) not more than 25% of the value of the Fund’s total assets is invested (x) in securities (other than U.S. government securities or securities of other RICs) of any one issuer or of two or more issuers that the Fund controls and that are engaged in the same, similar or related

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trades or businesses or (y) in the securities of one or more “qualified publicly-traded partnerships.” The Fund’s share of income derived from a partnership other than a “qualified publicly-traded partnership” will be treated as Qualifying RIC Income only to the extent that such income would have constituted Qualifying RIC Income if derived directly by the Fund. A “qualified publicly-traded partnership” is generally defined as an entity that is treated as a partnership for U.S. federal income tax purposes if (1) interests in such entity are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof and (2) less than 90% of its gross income for the relevant tax year consists of Qualifying RIC Income. The Code provides that the Treasury Department may by regulation exclude from Qualifying RIC Income foreign currency gains that are not directly related to the RIC’s principal business of investing in shares or securities (or options and futures with respect to shares or securities). The Fund anticipates that, in general, its foreign currency gains will be directly related to its principal business of investing in shares and securities.
In addition, to maintain RIC tax treatment, the Fund must distribute on a timely basis with respect to each tax year dividends of an amount at least equal to 90% of the sum of its “investment company taxable income” and its net tax-exempt interest income, determined without regard to any deduction for dividends paid, to Shareholders (the “90% distribution requirement”). If the Fund qualifies as a RIC and satisfies the 90% distribution requirement, the Fund generally will not be subject to U.S. federal income tax on its “investment company taxable income” and net capital gains (that is, the excess of net long-term capital gains over net short-term capital losses) that it distributes as dividends to Shareholders (including amounts that are reinvested pursuant to the DRP). In general, a RIC’s “investment company taxable income” for any tax year is its taxable income, determined without regard to net capital gains and with certain other adjustments. The Fund intends to distribute all or substantially all of its “investment company taxable income,” net tax-exempt interest income (if any) and net capital gains on an annual basis. Any taxable income, including any net capital gains that the Fund does not distribute in a timely manner, will be subject to U.S. federal income tax at regular corporate rates.
If the Fund retains any net capital gains for reinvestment, it may elect to treat such capital gains as having been distributed to Shareholders. If the Fund makes such an election, each Shareholder will be required to report its share of such undistributed net capital gains attributed to the Fund as long-term capital gain and will be entitled to claim its share of the U.S. federal income taxes paid by the Fund on such undistributed net capital gains as a credit against its own U.S. federal income tax liability, if any, and to claim a refund on a properly-filed U.S. federal income tax return to the extent that the credit exceeds such liability. In addition, each Shareholder will be entitled to increase the adjusted tax basis of its Shares by the difference between its share of such undistributed net capital gain and the related credit. There can be no assurance that the Fund will make this election if it retains all or a portion of its net capital gain for a tax year.
As a RIC, the Fund will be, subject to a nondeductible 4% federal excise tax on certain undistributed amounts for each calendar year (the “4% excise tax”). To avoid the 4% excise tax, the Fund must distribute in respect of each calendar year dividends of an amount at least equal to the sum of (1) 98% of its ordinary taxable income (taking into account certain deferrals and elections) for the calendar year, (2) 98.2% of its capital gain net income (adjusted for certain ordinary losses) generally for the one-year period ending on October 31 of the calendar year and (3) any ordinary income and capital gains for previous calendar years that were not distributed during those calendar years. For purposes of determining whether the Fund has met this distribution requirement, the Fund will be deemed to have distributed any income or gains previously subject to U.S. federal income tax. Furthermore, any distribution declared by the Fund in October, November or December of any calendar year, payable to Shareholders, of record on a specified date in such a month and actually paid during January of the following calendar year, will be treated for tax purposes as if it had been paid on December 31 of the calendar year in which the distribution was declared. The Fund generally intends to avoid the imposition of the 4% excise tax, but there can be no assurance in this regard.
If the Fund fails to qualify as a RIC or fails to satisfy the 90% distribution requirement in respect of any tax year, the Fund would be subject to U.S. federal income tax at regular corporate rates on its taxable income, including its net capital gains, even if such income were distributed, and all distributions out of earnings and profits would be taxed as ordinary dividend income. Such distributions generally would be eligible for the dividends-received deduction in the case of certain corporate Shareholders and may be eligible to be qualified dividend income in the case of certain non-corporate Shareholders, in each case, subject to certain holding period and other requirements. In addition, the Fund could be required to recognize unrealized

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gains, pay taxes and make distributions (any of which could be subject to interest charges) before re-qualifying for taxation as a RIC. If the Fund fails to satisfy either the income test or asset diversification test described above, in certain cases, however, the Fund may be able to avoid losing its status as a RIC by timely providing notice of such failure to the IRS, curing such failure and possibly paying an additional tax or penalty.
Some of the investments that the Fund is expected to make, such as investments in debt instruments having market discount and/or treated as issued with OID, may cause the Fund to recognize income or gain for U.S. federal income tax purposes prior to the receipt of any corresponding cash or other property. As a result, the Fund may have difficulty meeting the 90% distribution requirement necessary to maintain RIC tax treatment. Because this income will be included in the Fund’s investment company taxable income for the tax year it is accrued, the Fund may be required to make a distribution to Shareholders to meet the 90% distribution requirement described above, even though the Fund will not have received any corresponding cash or property. The Fund may be required to borrow money, dispose of other securities or forgo new investment opportunities for this purpose.
There may be uncertainty as to the appropriate treatment of certain of the Fund’s investments for U.S. federal income tax purposes. In particular, the Fund expects to invest a portion of its net assets in below investment grade instruments. U.S. federal income tax rules with respect to such instruments are not entirely clear about issues such as whether and to what extent the Fund should recognize interest, OID or market discount, when and to what extent deductions may be taken for bad debts or worthless instruments, how payments received on obligations in default should be allocated between principal and income and whether exchanges of debt obligations in a bankruptcy or workout context are taxable. These and other issues will be addressed by the Fund, to the extent necessary, in connection with the Fund’s general intention to distribute sufficient income to qualify, and maintain its qualification to be subject to tax as a RIC and to minimize the risk that it becomes subject to U.S. federal income or excise tax.
Income received by the Fund from sources outside the United States may be subject to withholding and other taxes imposed by such countries, thereby reducing income available to the Fund. Tax conventions between certain countries and the United States may reduce or eliminate such taxes. The Fund generally intends to conduct its investment activities to minimize the impact of foreign taxation, but there is no guarantee that the Fund will be successful in this regard. If more than 50% of the value of the Fund’s total assets at the close of its tax year consists of securities of foreign corporations, the Fund will be eligible to elect to “pass-through” to the Shareholders the foreign source amount of income deemed earned and the respective amount of foreign taxes paid by the Fund. If the Fund so elects, each Shareholder would be required to include in gross income, even though not actually received, each Shareholder’s pro rata share of the foreign taxes paid or deemed paid by the Fund, but would be treated as having paid its pro rata share of such foreign taxes and would therefore be allowed to either deduct such amount in computing taxable income or use such amount (subject to various limitations) as a foreign tax credit against federal income tax (but not both).
The Fund may invest in shares of foreign companies that are classified under the Code as passive foreign investment companies (“PFICs”). In general, a foreign company is considered a PFIC if at least 50% of its assets constitute investment-type assets or 75% or more of its gross income is investment-type income. In general under the PFIC rules, an “excess distribution” received with respect to PFIC shares is treated as having been realized ratably over the period during which the Fund held the PFIC shares. The Fund generally will be subject to tax on the portion, if any, of the excess distribution that is allocated to the Fund’s holding period in prior tax years (and an interest factor will be added to the tax, as if the tax had actually been payable in such prior tax years) even though the Fund distributes the corresponding income to Shareholders. Excess distributions include any gain from the sale of PFIC shares as well as certain distributions from a PFIC. All excess distributions are taxable as ordinary income.
The Fund may be eligible to elect alternative tax treatment with respect to PFIC shares. Under one such election (i.e., a “QEF” election), the Fund generally would be required to include in its gross income its share of the earnings of a PFIC on a current basis, regardless of whether any distributions are received from the PFIC. If this election is made, the special rules, discussed above, relating to the taxation of excess distributions, would not apply. Furthermore, under U.S. Treasury Regulations, certain income derived by the Fund from a PFIC with respect to which the Fund has made a QEF election would generally constitute

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qualifying income for purposes of determining the Fund’s ability to be subject to tax as a RIC to the extent the PFIC makes distributions of that income to the Fund or if the income was derived with respect to the Fund’s business of investing. Alternatively, the Fund may be able to elect to mark its PFIC shares to market, resulting in any unrealized gains at the Fund’s tax year end being treated as though they were recognized and reported as ordinary income. Any mark-to-market losses and any loss from an actual disposition of the PFIC’s Shares would be deductible as ordinary losses to the extent of any net mark-to-market gains included in income in prior tax years with respect to shares in the same PFIC.
Because the application of the PFIC rules may affect, among other things, the character of gains, the amount of gain or loss and the timing of the recognition of income, gain or loss with respect to PFIC shares, as well as subject the Fund itself to tax on certain income from PFIC shares, the amount that must be distributed to Fund Shareholders, and which will be recognized by Fund Shareholders as ordinary income or long-term capital gain, may be increased or decreased substantially as compared to a fund that did not invest in PFIC shares. Note that distributions from a PFIC are not eligible for the reduced rate of tax on distributions of “qualified dividend income” as discussed below.
Some of the CLOs in which the Fund invests may be PFICs, which are generally subject to the tax consequences described above. Investment in certain equity interests of CLOs that are subject to treatment as PFICs for U.S. federal income tax purposes may cause the Fund to recognize income in a tax year in excess of the Fund’s distributions from such CLOs, PFICs and the Fund’s proceeds from sales or other dispositions of equity interests in other CLOs and other PFICs during that tax year. As a result, the Fund generally would be required to distribute such income to satisfy the 90% distribution requirement applicable to RICs.
If the Fund holds more than 10% of the interests treated as equity for U.S. federal income tax purposes in a foreign corporation that is treated as a controlled foreign corporation (“CFC”), including equity tranche investments and certain debt tranche investments in a CLO treated as a CFC, the Fund may be treated as receiving a deemed distribution (taxable as ordinary income) each tax year from such foreign corporation of an amount equal to the Fund’s pro rata share of the foreign corporation’s earnings for such tax year (including both ordinary earnings and capital gains), whether or not the corporation makes an actual distribution to the Fund during such tax year. This deemed distribution is required to be included in the income of certain U.S. shareholders of a CFC, such as the Fund, regardless of whether a U.S. shareholder has made a QEF election with respect to such CFC. The Fund is generally required to distribute such income in order to satisfy the 90% distribution requirement applicable to RICs, even to the extent the Fund’s income from a CFC exceeds the distributions from the CFC and the Fund’s proceeds from the sales or other dispositions of CFC stock during that tax year. As such, the Fund may limit and/or manage its holdings in issuers that could be treated as CFCs in order to ensure the Fund’s continued qualification as a RIC and/or maximize the Fund’s after-tax return from these investments. In general, a foreign corporation will be treated as a CFC for U.S. federal income tax purposes if more than 50% of the shares of the foreign corporation, measured by reference to combined voting power or value, is owned (directly, indirectly or by attribution) by U.S. Shareholders. A “U.S. Shareholder,” for this purpose, is any U.S. person that possesses (actually or constructively) 10% or more of the combined voting power or value of all classes of shares of a corporation.
The functional currency of the Fund, for U.S. federal income tax purposes, is the U.S. dollar. Gains or losses attributable to fluctuations in foreign currency exchange rates that occur between the time a Fund accrues interest income or other receivables or accrues expenses or other liabilities denominated in a foreign currency and the time the Fund actually collects such receivables or pays such liabilities generally are respectively characterized as ordinary income or ordinary loss for U.S. federal income tax purposes. Similarly, on the sale of other disposition of certain investments, including debt securities, certain forward contracts, as well as other derivative financial instruments, denominated in a foreign currency, gains or losses attributable to fluctuations in the value of foreign currency between the date of acquisition of the security or contract and the date of disposition also are generally treated as ordinary gain or loss. These gains and losses, referred to under the Code as “section 988” gains and losses, may increase or decrease the amount of the Fund’s investment company taxable income subject to distribution to Fund Shareholders as ordinary income. For example, fluctuations in exchange rates may increase the amount of income that the Fund must distribute to qualify for tax treatment as a RIC and to prevent application of an excise tax on undistributed income. Alternatively, fluctuations in exchange rates may decrease or eliminate income available for distribution. If section 988 losses exceed other investment company taxable income during a tax year, the Fund would not be

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able to distribute amounts considered dividends for U.S. federal income tax purposes, and any distributions during a tax year made by the Fund before such losses were recognized would be re-characterized as a return of capital to Fund Shareholders for U.S. federal income tax purposes, rather than as ordinary dividend income, and would reduce each Fund Shareholder’s tax basis in Shares.
If the Fund utilizes leverage through the issuance of Preferred Shares or borrowings, it will be prohibited from declaring a distribution or dividend if it would fail the applicable asset coverage test(s) under the 1940 Act after the payment of such distribution or dividend. In addition, certain covenants in credit facilities or indentures may impose greater restrictions on the Fund’s ability to declare and pay dividends on Shares. Limits on the Fund’s ability to pay dividends on Shares may prevent the Fund from meeting the 90% distribution requirement described above and, as a result, may affect the Fund’s ability to be subject to tax as a RIC or subject the Fund to the 4% excise tax. The Fund endeavors to avoid restrictions on its ability to make distribution payments. If the Fund is precluded from making distributions on Shares because of any applicable asset coverage requirements, the terms of Preferred Shares (if any) may provide that any amounts so precluded from being distributed, but required to be distributed by the Fund to enable the Fund to satisfy the 90% distribution requirement that would enable the Fund to be subject to tax as a RIC, will be paid to the holders of Preferred Shares as a special distribution. This distribution can be expected to decrease the amount that holders of Preferred Shares would be entitled to receive upon redemption or liquidation of such Preferred Shares.
Certain of the Fund’s investments are expected to be subject to special U.S. federal income tax provisions that may, among other things, (1) disallow, suspend or otherwise limit the allowance of certain losses or deductions, (2) convert lower-taxed long-term capital gains into higher-taxed short-term capital gains or ordinary income, (3) convert an ordinary loss or a deduction into a capital loss, the deductibility of which is more limited, (4) adversely affect when a purchase or sale of shares or securities is deemed to occur, (5) adversely alter the intended characterization of certain complex financial transactions, (6) cause the Fund to recognize income or gain without a corresponding receipt of cash, (7) treat dividends that would otherwise constitute qualified dividend income as non-qualified dividend income, (8) treat dividends that would otherwise be eligible for the corporate dividends received deduction as ineligible for such treatment and (9) produce income that will not constitute Qualifying RIC Income. The application of these rules could cause the Fund to be subject to U.S. federal income tax or the 4% excise tax and, under certain circumstances, could affect the Fund’s status as a RIC. The Fund monitors its investments and may make certain tax elections to mitigate the effect of these provisions.
Under current tax law, conversion between share classes is generally not expected to be a taxable event to the Shareholder.
The remainder of this discussion assumes that the Fund has qualified and maintain its qualification as a RIC and has satisfied the 90% distribution requirement described above.
Taxation of U.S. Shareholders
Distributions
Distributions of the Fund’s ordinary income and net short-term capital gains will, except as described below with respect to distributions of “qualified dividend income,” generally be taxable to Shareholders as ordinary income to the extent such distributions are paid out of the Fund’s current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Distributions (or deemed distributions, as described above), if any, of net capital gains will be taxable as long-term capital gains, regardless of the length of time a Shareholder has owned Shares. The ultimate tax characterization of the Fund’s distributions made in a tax year cannot be determined until after the end of the tax year. As a result, the Fund may make total distributions during a tax year in an amount that exceeds the current and accumulated earnings and profits of the Fund. A distribution of an amount in excess of the Fund’s current and accumulated earnings and profits will be treated by a Shareholder as a return of capital that will be applied against and reduce the Shareholder’s tax basis in its Shares. To the extent that the amount of any such distribution exceeds the Shareholder’s tax basis in its Shares, the excess will be treated as gain from a sale or exchange of Shares. Distributions will be treated in the manner described above regardless of whether such distributions are paid in cash or invested in additional Shares. Generally, for U.S. federal income tax purposes, a Shareholder

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receiving Shares under the DRP will be treated as having received a distribution equal to the fair market value of such Shares on the date the Shares are credited to the Shareholder’s account.
A return of capital to Shareholders is a return of a portion of their original investment in the Fund, thereby reducing the tax basis of their investment. As a result from such reduction in tax basis, Shareholders may be subject to tax in connection with the sale of Shares, even if such Shares are sold at a loss relative to the Shareholder’s original investment.
It is expected that a substantial portion of the Fund’s income will consist of ordinary income. For example, interest and OID derived by the Fund characterized as ordinary income for U.S. federal income tax purposes. In addition, gain derived by the Fund from the disposition of debt instruments with “market discount” (generally, securities with a fixed maturity date of more than one year from the date of issuance acquired by the Fund at a price below the lesser of their stated redemption price at maturity or accreted value, in the case of securities with OID) will be characterized as ordinary income for U.S. federal income tax purposes to the extent of the market discount that has accrued, as determined for U.S. federal income tax purposes, at the time of such disposition, unless the Fund makes an election to accrue market discount on a current basis. In addition, certain of the Fund’s investments will be subject to other special U.S. federal income tax provisions that may affect the character, increase the amount and/or accelerate the timing of distributions to Shareholders.
Certain distributions reported by the Fund as Section 163(j) interest dividends may be treated as interest income by Shareholders for purposes of the tax rules applicable to interest expense limitations under Section 163(j). Such treatment by the Shareholder is generally subject to holding period requirements and other potential limitations, although the holding period requirements are generally not applicable to dividends declared by money market funds and certain other funds that declare dividends daily and pay such dividends on a monthly or more frequent basis. The amount that the Fund is eligible to report as a Section 163(j) dividend for a tax year is generally limited to the excess of the Fund’s business interest income over the sum of the Fund’s (i) business interest expense and (ii) other deductions properly allocable to the Fund’s business interest income.
Distributions made by the Fund to a corporate Shareholder will qualify for the dividends-received deduction only to the extent that the distributions consist of qualifying dividends received by the Fund. In addition, any portion of the Fund’s dividends otherwise qualifying for the dividends-received deduction will be disallowed or reduced if the corporate Shareholder fails to satisfy certain requirements, including a holding period requirement, with respect to its Shares. Distributions of “qualified dividend income” to an individual or other non-corporate Shareholder will be treated as “qualified dividend income” to such Shareholder and generally will be taxed at long-term capital gain rates, provided the Shareholder satisfies the applicable holding period and other requirements. “Qualified dividend income” generally includes dividends from domestic corporations and dividends from foreign corporations that meet certain specified criteria. Given the Fund’s investment strategy, it is not expected that a significant portion of the distributions made by the Fund will be eligible for the dividends-received deduction or the reduced rates applicable to “qualified dividend income.”
If a person acquires Shares shortly before the record date of a distribution, the price of the Shares may include the value of the distribution, and the person will be subject to tax on the distribution even though economically it may represent a return of his, her or its investment in such Shares.
Distributions paid by the Fund generally will be treated as received by a Shareholder at the time the distribution is made. However, the Fund may, under certain circumstances, elect to treat a distribution that is paid during the following tax year as if it had been paid during the tax year in which the income or gains supporting the distribution was earned. If the Fund makes such an election, the Shareholder will still be treated as receiving the distribution in the tax year in which the distribution is received. In this instance, however, any distribution declared by the Fund in October, November or December of any calendar year, payable to Shareholders of record on a specified date in such a month and actually paid during January of the following calendar year, will be treated for tax purposes as if it had been received by Shareholders on December 31 of the calendar year in which the distribution was declared.
The Fund (or if a Shareholder holds Shares through an intermediary, such intermediary) will send to its Shareholders, as promptly as possible after the end of each calendar year the U.S. federal tax status of

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distributions, including the amounts includible in such Shareholder’s taxable income for such year as ordinary income and as long-term capital gain. In addition, the federal tax status of each year’s distributions generally will be reported to the IRS, including the amount of distributions, if any, eligible for the preferential maximum rate generally applicable to long-term capital gains. Shareholders receiving distributions in the form of additional Shares will receive a report as to the NAV of those Shares. Distributions paid by the Fund generally will not be eligible for the corporate dividends received deduction or the preferential tax rate applicable to Qualifying Dividends because the Fund’s income generally will not consist of dividends.
Distributions may also be subject to additional state, local and foreign taxes depending on a Shareholder’s particular situation.
Sale or Exchange of Shares
The repurchase or transfer of Shares may result in a taxable gain or loss to the tendering Shareholder. Different tax consequences may apply for tendering and non-tendering Shareholders in connection with a repurchase offer. For example, if a Shareholder does not tender all of his or her Shares, such repurchase may not be treated as a sale or exchange for U.S. federal income tax purposes, and may result in deemed distributions to non-tendering Shareholders. On the other hand, Shareholders holding Shares as capital assets who tender all of their Shares (including Shares deemed owned by Shareholders under constructive ownership rules) will be treated as having sold their Shares and generally will recognize capital gain or loss. The amount of the gain or loss will be equal to the difference between the amount received for the Shares and the Shareholder’s adjusted tax basis in the relevant Shares. Such gain or loss generally will be a long-term capital gain or loss if the Shareholder has held such Shares as capital assets for more than one year. Otherwise, the gain or loss will be treated as short-term capital gain or loss.
Losses realized by a Shareholder on the sale or exchange of Shares held as capital assets for six months or less will be treated as long-term capital losses to the extent of any distribution of long-term capital gains received (or deemed received, as discussed above) with respect to such Shares. In addition, no loss will be allowed on a sale or other disposition of Shares if the Shareholder acquires (including through reinvestment of distributions or otherwise) Shares, or enters into a contract or option to acquire Shares, within 30 days before or after any disposition of such Shares at a loss. In such a case, the basis of the Shares acquired will be adjusted to reflect the disallowed loss. Under current law, net capital gains recognized by non-corporate Shareholders are generally subject to U.S. federal income tax at lower rates than the rates applicable to ordinary income.
In general, Shareholders currently are generally subject to a maximum federal income tax rate of either 15% or 20% (depending on whether the Shareholder’s income exceeds certain threshold amounts) on their net capital gain (i.e., the excess of realized net long-term capital gains over realized net short-term capital losses), including any long-term capital gain derived from an investment in Shares. Such rate is lower than the maximum rate on ordinary income currently payable by individuals. Corporate Shareholders currently are subject to U.S. federal income tax on net capital gain at the maximum rate also applied to ordinary income (currently at 21%). Non-corporate Shareholders with net capital losses for a tax year (i.e., capital losses in excess of capital gains) generally may deduct up to $3,000 of such losses against their ordinary income each tax year. Any net capital losses of a non-corporate Shareholder in excess of $3,000 generally may be carried forward and used in subsequent tax years as provided in the Code. Corporate Shareholders generally may not deduct any net capital losses for a tax year, but may carry back such losses for three tax years or carry forward such losses for five tax years.
An additional 3.8% Medicare tax is imposed on certain net investment income (including ordinary dividends and capital gain distributions received from the Fund and net gains from redemptions or other taxable dispositions of Shares) of U.S. individuals, estates and trusts to the extent that such person’s “modified adjusted gross income” (in the case of an individual) or “adjusted gross income” (in the case of an estate or trust) exceeds certain threshold amounts. U.S. persons that are individuals, estates or trusts are urged to consult their tax advisors regarding the applicability of this tax to their income and gains in respect of their investment in the Fund.
Under U.S. Treasury regulations, if a Shareholder recognizes losses with respect to Shares of $2 million or more for an individual Shareholder or $10 million or more for a corporate Shareholder, the Shareholder

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must file with the IRS a disclosure statement on IRS Form 8886. Direct shareholders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, shareholders of a RIC are not excepted. Future guidance may extend the current exception from this reporting requirement to shareholders of most or all RICs. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Shareholders should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.
Reporting of adjusted cost basis information is required for covered securities, which generally include shares of a RIC acquired after January 1, 2012, to the IRS and to taxpayers. Shareholders should contact their Financial Intermediaries with respect to reporting of cost basis and available elections for their accounts.
Backup Withholding and Information Reporting
Information returns will be filed with the IRS in connection with payments on Shares and the proceeds from a sale or other disposition of Shares. A Shareholder will be subject to backup withholding on all such payments if it fails to provide the payor with its correct taxpayer identification number (generally, in the case of a U.S. resident Shareholder, on an IRS Form W-9) and to make required certifications or otherwise establish an exemption from backup withholding. Corporate Shareholders and certain other Shareholders generally are exempt from backup withholding. Backup withholding is not an additional tax. Any amounts withheld as backup withholding may be credited against the applicable Shareholder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.
Taxation of Non-U.S. Shareholders
Whether an investment in the Fund is appropriate for a non-U.S. Shareholder (as defined below) will depend upon that investor’s particular circumstances. An investment in the Fund by a non-U.S. Shareholder may have adverse tax consequences. Non-U.S. Shareholders should consult their tax advisors before investing in Shares.
The U.S. federal income taxation of a Shareholder that is a nonresident alien individual, a foreign trust or estate or a foreign corporation, as defined for U.S. federal income tax purposes (a “non-U.S. Shareholder”), depends on whether the income that the Shareholder derives from the Fund is “effectively connected” with a U.S. trade or business carried on by the Shareholder.
If the income that a non-U.S. Shareholder derives from the Fund is not “effectively connected” with a U.S. trade or business carried on by such non-U.S. Shareholder, distributions of “investment company taxable income” will generally be subject to a U.S. federal withholding tax at a rate of 30% (or a lower rate provided under an applicable treaty). Alternatively, if the income that a non-U.S. Shareholder derives from the Fund is effectively connected with a U.S. trade or business of the non-U.S. Shareholder, the Fund will not be required to withhold U.S. federal tax if the non-U.S. Shareholder complies with applicable certification and disclosure requirements, although such income will be subject to U.S. federal income tax in the manner described below and at the rates applicable to U.S. residents. Backup withholding will not, however, be applied to payments that have been subject to this 30% withholding tax applicable to non-U.S. Shareholders.
A non-U.S. Shareholder whose income from the Fund is not “effectively connected” with a U.S. trade or business will generally be exempt from U.S. federal income tax on capital gains distributions, any amounts retained by the Fund that are designated as undistributed capital gains and any gains realized upon the sale or exchange of Shares. If, however, such a non-U.S. Shareholder is a nonresident alien individual and is physically present in the United States for 183 days or more during the tax year and meets certain other requirements such capital gains distributions, undistributed capital gains and gains from the sale or exchange of Shares will be subject to a 30% U.S. tax.
Furthermore, properly reported distributions by the Fund and received by non-U.S. Shareholders are generally exempt from U.S. federal withholding tax when they (a) are paid by the Fund in respect of the Fund’s “qualified net interest income” (i.e., the Fund’s U.S. source interest income, subject to certain exceptions, reduced by expenses that are allocable to such income), or (b) are paid by the Fund in connection with the Fund’s “qualified short-term capital gains” (generally, the excess of the Fund’s net short-term capital gains over the Fund’s long-term capital losses for such tax year). However, depending on the circumstances, the Fund may report all, some or none of the Fund’s potentially eligible distributions as

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derived from such qualified net interest income or from such qualified short-term capital gains, and a portion of such distributions (e.g., derived from interest from non-U.S. sources or any foreign currency gains) would be ineligible for this potential exemption from withholding. Moreover, in the case of Shares held through an intermediary, the intermediary may have withheld amounts even if the Fund reported all or a portion of a distribution as exempt from U.S. federal withholding tax. To qualify for this exemption from withholding, a non-U.S. Shareholder must comply with applicable certification requirements relating to its non-U.S. tax residency status (including, in general, furnishing an IRS Form W-8BEN, IRS Form W-8BEN-E, IRS Form W-8ECI, IRS Form W-8IMY or IRS Form W-8EXP, or an acceptable substitute or successor form). Thus, an investment in the Shares by a non-U.S. Shareholder may have adverse tax consequences as compared to a direct investment in the assets in which the Fund will invest.
If the income from the Fund is “effectively connected” with a U.S. trade or business carried on by a non-U.S. Shareholder, any distributions of “investment company taxable income,” capital gains distributions, amounts retained by the Fund that are designated as undistributed capital gains and any gains realized upon the sale or exchange of Shares will be subject to U.S. income tax, on a net income basis, in the same manner, and at the graduated rates applicable to, U.S. persons. If such a non-U.S. Shareholder is a corporation, it may also be subject to the U.S. branch profits tax.
A non-U.S. Shareholder other than a corporation may be subject to backup withholding on net capital gains distributions that are otherwise exempt from withholding tax or on distributions that would otherwise be taxable at a reduced treaty rate if such Shareholder does not certify its non-U.S. status under penalties of perjury or otherwise establish an exemption.
If the Fund distributes net capital gains in the form of deemed rather than actual distributions, a non-U.S. Shareholder will be entitled to a U.S. federal income tax credit or tax refund equal to the Shareholder’s allocable share of the tax the Fund pays on the capital gains deemed to have been distributed. To obtain the refund, the non-U.S. Shareholder must obtain a U.S. taxpayer identification number and file a federal income tax return even if the non-U.S. Shareholder would not otherwise be required to obtain a U.S. taxpayer identification number or file a federal income tax return.
Under the Foreign Account Tax Compliance Act provisions of the Code, the Fund is required to withhold U.S. tax (at a 30% rate) on payments of taxable dividends made to certain non-U.S. entities that fail to comply (or be deemed compliant) with extensive reporting and withholding requirements in the Code designed to inform the U.S. Department of the Treasury of U.S.-owned foreign investment accounts. Shareholders may be requested to provide additional information to the Fund to enable the Fund to determine whether withholding is required.
The tax consequences to a non-U.S. Shareholder entitled to claim the benefits of an applicable tax treaty may differ from those described herein. Non-U.S. Shareholders are advised to consult their tax advisors with respect to the particular tax consequences to them of an investment in the Fund, including the potential application of the U.S. estate tax.
Other Taxes
Shareholders may be subject to state, local and non-U.S. taxes applicable to their investment in the Fund. In those states or localities, entity-level tax treatment and the treatment of distributions made to Shareholders under those jurisdictions’ tax laws may differ from the treatment under the Code. Accordingly, an investment in Shares may have tax consequences for Shareholders that are different from those of a direct investment in the Fund’s portfolio investments. Shareholders are advised to consult their tax advisors with respect to the particular tax consequences to them of an investment in the Fund.

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ERISA CONSIDERATIONS
Employee benefit plans and other plans subject to ERISA or Section 4975 of the Code, including corporate savings and 401(k) plans, IRAs and Keogh Plans (each, a “Plan”) may purchase Shares. ERISA imposes certain general and specific responsibilities on persons who are fiduciaries with respect to a Plan that is subject to ERISA, including prudence, diversification, prohibited transactions and other standards, and Section 4975 of the Code imposes prohibited transaction restrictions on persons who are fiduciaries with respect to a Plan that is subject to Section 4975 of the Code. Because the Fund is registered as an investment company under the 1940 Act, the underlying assets of the Fund will not be considered to be “plan assets” of any Plan investing in the Fund for purposes of the fiduciary responsibility and prohibited transaction rules under Title I of ERISA or Section 4975 of the Code. Thus, none of the Fund or the Advisers will be a fiduciary within the meaning of ERISA or Section 4975 of the Code with respect to the assets of any Plan that becomes a Shareholder, solely as a result of the Plan’s investment in the Fund.
The provisions of ERISA and Section 4975 of the Code are subject to extensive and continuing administrative and judicial interpretation and review. The discussion of ERISA and Section 4975 of the Code contained herein is, of necessity, general and may be affected by future publication of regulations and rulings. Potential investors should consult their legal advisers regarding the consequences under ERISA and/or the Code of an investment in the Fund through a Plan.

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ANTI-TAKEOVER PROVISIONS IN THE DECLARATION OF TRUST
The Declaration of Trust includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund or to change the composition of the Board. These provisions may have the effect of discouraging attempts to acquire control of the Fund, which attempts could have the effect of increasing the expenses of the Fund and interfering with the normal operation of the Fund. The Trustees are elected for indefinite terms and do not stand for reelection. A Trustee may be removed from office (i) with cause only by a written instrument signed or adopted by two-thirds of the remaining Trustees; or (ii) without cause only by a written instrument signed or adopted by all of the remaining Trustees. The Declaration of Trust does not contain any other specific inhibiting provisions that would operate only with respect to an extraordinary transaction such as a merger, reorganization, tender offer, sale or transfer of substantially all of the Fund’s asset, or liquidation. Reference should be made to the Declaration of Trust on file with the SEC for the full text of these provisions.

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PLAN OF DISTRIBUTION
ALPS Distributors, Inc., located at 1290 Broadway, Suite 1000, Denver, CO 80203, serves as the Fund’s principal underwriter and acts as the Distributor of the Fund’s Shares on a best efforts basis, subject to various conditions. Class W Shares are offered for sale through the Distributor at NAV plus the applicable sales load. The Distributor also may enter into agreements with Financial Intermediaries for the sale and servicing of the Fund’s Shares. The Fund offers on a continuous basis an unlimited number of shares of beneficial interest through the Distributor. No arrangement has been made to place funds received in an escrow, trust or similar account. The Distributor is not required to sell any specific number or dollar amount of the Fund’s Shares but will use its best efforts to solicit orders for the purchase of the Shares. Shares of the Fund will not be listed on any national securities exchange and the Distributor will not act as a market marker in Shares. Class W Shares will pay to the Distributor a Distribution Fee that will accrue at an annual rate equal to 0.50% of the Fund’s average daily net assets attributable to Class W Shares and is payable on a quarterly basis.
The Distributor has entered into a wholesale marketing agreement with CION Securities, a registered broker-dealer and an affiliate of CION. Pursuant to the terms of the wholesale marketing agreement, CION Securities will seek to market and otherwise promote the Fund through various wholesale distribution channels, including, but not limited to, regional and independent retail broker-dealers and registered investment advisers.
The Advisers or their affiliates, in the Advisers’ discretion and from their own resources, may pay Additional Compensation to Financial Intermediaries in connection with the sale of Shares. In return for the Additional Compensation, the Fund may receive certain marketing advantages including access to a Financial Intermediaries’ registered representatives, placement on a list of investment options offered by a Financial Intermediary, or the ability to assist in training and educating the Financial Intermediaries. The Additional Compensation may differ among Financial Intermediaries in amount or in the manner of calculation: payments of Additional Compensation may be fixed dollar amounts, or based on the aggregate value of outstanding Shares held by Shareholders introduced by the Financial Intermediary, or determined in some other manner. The receipt of Additional Compensation by a selling Financial Intermediary may create potential conflicts of interest between an investor and its Financial Intermediary who is recommending the Fund over other potential investments. Additionally, the Fund pays a servicing fee to the Financial Intermediaries or financial institutions and for providing ongoing services in respect of clients with whom it has distributed shares of the Fund. Such services may include electronic processing of client orders, electronic fund transfers between clients and the Fund, account reconciliations with the Fund’s transfer agent, facilitation of electronic delivery to clients of Fund documentation, monitoring client accounts for back-up withholding and any other special tax reporting obligations, maintenance of books and records with respect to the foregoing, and such other information and ongoing liaison services as the Fund or the Advisers may reasonably request.
The Fund and the Advisers have agreed to indemnify the Distributor against certain liabilities, including liabilities under the 1933 Act, or to contribute to payments the Distributor may be required to make because of any of those liabilities. Such agreement does not include indemnification of the Distributor against liability resulting from willful misfeasance, bad faith or negligence on the part of the Distributor in the performance of its duties or from reckless disregard by the Distributor of its obligations and duties under the Distribution Agreement.
Purchasing Shares
Investors may purchase Shares directly from the Fund in accordance with the instructions below. Investors will be assessed fees for returned checks and stop payment orders at prevailing rates charged by SS&C GIDS, Inc. The returned check and stop payment fee is currently $25. Investors may buy and sell Shares of the Fund through Financial Intermediaries. Orders will be priced at the appropriate price next computed after it is received by a Financial Intermediary and accepted by the Fund. A Financial Intermediary may hold Shares in an omnibus account in the Financial Intermediary’s name or the Financial Intermediary may maintain individual ownership records. The Fund may pay the Financial Intermediary for maintaining individual ownership records as well as providing other shareholder services. Financial Intermediaries may charge fees for the services they provide in connection with processing your transaction order or maintaining an investor’s account with them. Investors should check with their Financial

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Intermediary to determine if it is subject to these arrangements. Financial Intermediaries are responsible for placing orders correctly and promptly with the Fund, forwarding payment promptly. Orders transmitted with a Financial Intermediary before the close of regular trading (generally 4:00 p.m., Eastern Time) on a day that the NYSE is open for business, will be priced based on the Fund’s NAV next computed after it is received by the Financial Intermediary.
Investors may purchase Shares through a broker-dealer or Financial Intermediary that may establish different minimum investment requirements than the Fund and may also independently charge transaction fees and additional amounts (which may vary) in return for its services, which will reduce an investor’s return. Shares purchased through a broker-dealer or Financial Intermediary will normally be held in an investor’s account with that firm.
The availability of sales charge waivers, discounts, and/or breakpoints may depend on the particular Financial Intermediary or type of account through which an investor purchases or holds Shares. Investors should contact their Financial Intermediary for more information regarding applicable sales charge waivers and discounts available to them and the Financial Intermediary’s related policies and procedures.
If an investment is made through an IRA, Keogh plan or 401(k) plan, an approved trustee must process and forward the subscription to the Fund. In such case, the Fund will send the confirmation and notice of its acceptance to the trustee.
By Mail
To make an initial purchase by mail, complete an account application and mail the application, together with a check made payable to CION Ares Diversified Credit Fund to:
Regular Mail:	Overnight Mail:
CION Ares Diversified Credit Fund SS&C GIDS, Inc. P.O. Box 219422 Kansas City, MO 64121-9422	Please call 1-888-729-4266 for the overnight mailing address.
All checks must be in US Dollars drawn on a domestic bank. The Fund will not accept payment in cash or money orders. The Fund may accept cashier’s checks in amounts greater than $10,000. To prevent check fraud, the Fund will neither accept third party checks, Treasury checks, credit card checks, traveler’s checks or starter checks for the purchase of shares, nor post-dated checks, postdated on-line bill pay checks, or any conditional purchase order or payment.
The transfer agent will charge a $25 fee against an investor’s account, in addition to any loss sustained by the Fund, for any payment that is returned. It is the policy of the Fund not to accept applications under certain circumstances or in amounts considered disadvantageous to Shareholders. The Fund reserves the right to reject any application.
By Wire — Initial Investment
To make an initial investment in the Fund, the transfer agent must receive a completed account application from a Financial Intermediary before an investor wires funds. The Financial Intermediary may mail or overnight deliver an account application to the transfer agent. Upon receipt of the completed account application, the transfer agent will establish an account. The account number assigned will be required as part of the instruction that should be provided to an investor’s bank to send the wire. An investor’s bank must include both the name of the Fund, the account number, and the investor’s name so that monies can be correctly applied. If you wish to wire money to make an investment in the Fund, please call the Fund at 800-343-3736 for wiring instructions and to notify the Fund that a wire transfer is coming. Any commercial bank can transfer same-day funds via wire. The Fund will normally accept wired funds for investment on the day received if they are received by the Fund’s designated bank before the close of regular trading on the NYSE. Your bank may charge you a fee for wiring same-day funds. The bank should transmit funds by wire to:

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ABA #: 101 000 695
Credit: UMB Bank, NA
Account #: 9872291549
Further Credit:
CION Ares Diversified Credit Fund
(shareholder registration)
(shareholder account number)
Automatic Investment Plan — Subsequent Investments
You may participate in the Fund’s Automatic Investment Plan, an investment plan that automatically moves money from your bank account and invests it in the Fund through the use of electronic funds transfers or automatic bank drafts. You may elect to make subsequent investments by transfers of a minimum of $10,000 on specified days of each month into your established Fund account. Please contact your registered representative/investment advisor for more information about the Fund’s Automatic Investment Plan.
In compliance with the USA Patriot Act of 2001, SS&C GIDS, Inc. will verify certain information on each account application as part of the Fund’s Anti-Money Laundering Program. As requested on the application, investors must supply full name, date of birth, social security number and permanent street address. Mailing addresses containing only a P.O. Box will not be accepted. Registered representatives/investment advisors may call Investor Relations at 888-729-4266 for additional assistance when completing an application.
If SS&C GIDS, Inc. does not have a reasonable belief of the identity of a customer, the account will be rejected or the customer will not be allowed to perform a transaction on the account until such information is received. The Fund also may reserve the right to close the account within 5 business days if clarifying information/documentation is not received.
Purchase Terms
The minimum initial purchase by an investor is $25,000. The Fund reserves the right to waive the investment minimum. The Fund’s Class W Shares are offered for sale through its Distributor at NAV plus the applicable sales load. The price of Class W Shares during the Fund’s continuous offering will fluctuate over time with the NAV of the Shares.
Converting Shares
Investors eligible to purchase Class I Shares may convert Class W Shares to Class I Shares. Class W Shares will automatically convert into Class I Shares if the total sales charge would otherwise exceed the limits of FINRA Rule 2341. Class I Shares are not subject to any upfront sales charge. Class I Shares are not subject to a distribution fee, shareholder servicing fees, or contingent deferred sales charge. Class I Shares may only be available through certain Financial Intermediaries. For all accounts, Class I Shares require a minimum investment of $1,000,000, while subsequent investments may be made with any amount. The Fund reserves the right to waive the investment minimum.
You can process your conversion by contacting your Financial Intermediary. You may also send conversion requests to the Fund’s transfer agent, SS&C GIDS, Inc., by mail to CION Ares Diversified Credit Fund c/o SS&C GIDS, Inc., P.O. Box 219422, Kansas City, MO 64121-9422 or by calling the toll free number 888-729-4266.
As of the date of this Prospectus, the Fund is the only fund managed by CAM. To the extent that CAM manages other funds in the future, Shareholders may be permitted to move their investment in Shares of the Fund into such other funds in connection with the Fund’s quarterly repurchases. In this case, rather than tendering shares for cash, a Fund Shareholder would elect to have the dollar value of its Shares accepted for purchases of shares of another CAM-managed fund. Such conversions would occur in conjunction with quarterly repurchases made by the Fund and would be subject to those repurchase offer risks, such as the risk that Shareholders may be unable to liquidate all or a given percentage of their investment in the Fund during a particular repurchase offer, that are described elsewhere in this Prospectus.

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A conversion of shares of one Class directly for shares of another Class of the Fund normally should not be taxable for federal income tax purposes. You should consult your tax advisor before making a conversion.
Share Class Considerations
When selecting a share class, you should consider the following:
•
which share classes are available to you;

•
how much you intend to invest;

•
how long you expect to own the shares; and

•
total costs and expenses associated with a particular share class.

Each investor’s financial considerations are different. You should speak with your financial advisor to help you decide which share class is best for you. Not all Financial Intermediaries offer all classes of Shares. If your Financial Intermediary offers more than one class of Shares, you should carefully consider which class of Shares to purchase.
Class W Shares
Investors purchasing Class W Shares may pay a sales load based on the amount of their investment in the Fund. The sales load payable by each investor depends upon the amount invested by such investor in the Fund, but may range from 0.00% to 3.00%, as set forth below. The following sales loads apply to your purchases of shares of the Fund:
Amount Purchased	Sales Load as % of Offering Price	Sales Load as % of Amount Invested
Under $250,000	3.00%	3.09%
$250,000 – $999,999	2.00%	2.04%
$1,000,000 and Above	1.00%	1.01%
You may be able to buy Class W Shares without a sales charge (i.e., “load-waived”) when you are:
•
reinvesting dividends or distributions;

•
a current or former Trustee of the Fund;

•
an employee (including the employee’s spouse, domestic partner, children, grandchildren, parents, grandparents, siblings or any dependent of the employee, as defined in Section 152 of the Code) of the Fund’s Adviser or its affiliates or of a broker-dealer authorized to sell shares of the Fund;

•
purchasing shares through the Fund’s Adviser;

•
purchasing shares through a financial services firm that has a special arrangement with the Fund; or

•
participating in an investment advisory or agency commission program under which you pay a fee to an investment adviser or other firm for portfolio management or brokerage services.

The following are additional features that should be taken into account when purchasing Class W Shares:
•
a minimum initial investment of $25,000, and a minimum subsequent investment of at least $10,000 (the Fund reserves the right to waive investment minimums); and

•
a Distribution Fee which will accrue at an annual rate equal to 0.50% of the average daily net assets of the Fund attributable to Class W Shares.

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Right of Accumulation
For the purposes of determining the applicable reduced sales charge, the right of accumulation allows you to include prior purchases of Class W Shares of the Fund as part of your current investment as well as reinvested dividends. To qualify for this option, you must be either:
•
an individual;

•
an individual and spouse purchasing shares for your own account or trust or custodial accounts for your minor children; or

•
a fiduciary purchasing for any one trust, estate or fiduciary account, including employee benefit plans created under Sections 401, 403 or 457 of the Code, including related plans of the same employer.

If you plan to rely on this right of accumulation, you must notify the Fund’s distributor at the time of your purchase. You will need to give the Distributor your account numbers. Existing holdings of family members or other related accounts of a Shareholder may be combined for purposes of determining eligibility. If applicable, you will need to provide the account numbers of your spouse and your minor children as well as the ages of your minor children.
Letter of Intent
The letter of intent allows you to count all investments within a 13-month period in Class W Shares of the Fund as if you were making them all at once for the purposes of calculating the applicable reduced sales charges. The minimum initial investment under a letter of intent is 5% of the total letter of intent amount. The letter of intent does not preclude the Fund from discontinuing sales of its shares. You may include a purchase not originally made pursuant to a letter of intent under a letter of intent entered into within 90 days of the original purchase. To determine the applicable sales charge reduction, you also may include (1) the cost of Class W Shares of the Fund which were previously purchased at a price including a front end sales charge during the 90-day period prior to the Distributor receiving the letter of intent, and (2) the historical cost of shares of other Funds you currently own acquired in exchange for Class W Shares, respectively, the Fund purchased during that period at a price including a front-end sales charge. You may combine purchases and exchanges by family members (as defined by your Financial Intermediary) for purposes of the letter of intent. You should retain any records necessary to substantiate historical costs because the Fund, the transfer agent and any Financial Intermediaries may not maintain this information. Shares acquired through reinvestment of dividends are not aggregated to achieve the stated investment goal.
Distribution Plan
The Fund, with respect to its Class W Shares, is authorized under a “Distribution Plan” to pay to the Distributor a Distribution Fee for certain activities relating to the distribution of shares to investors. These activities include marketing and other activities to support the distribution of Class W Shares. The Plan operates in a manner consistent with Rule 12b-1 under the 1940 Act, which regulates the manner in which an open-end investment company may directly or indirectly bear the expenses of distributing its shares. Although the Fund is not an open-end investment company, it has undertaken to comply with the terms of Rule 12b-1 as a condition of an exemptive order under the 1940 Act which permits it to have asset based distribution fees. Under the Distribution Plan, the Fund pays the Distributor a Distribution Fee at an annual rate of 0.50% of average daily net assets attributable to Class W Shares.
About the Distributor
ALPS Distributors, Inc., located at 1290 Broadway, Suite 1000, Denver, CO 80203, serves as distributor of the Fund’s Shares.

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DISTRIBUTIONS
The Fund intends to make a distribution each month to its Shareholders of the net investment income of the Fund after payment of Fund operating expenses. The dividend rate may be modified by the Board from time to time. Distributions can only be made from net investment income after paying any accrued dividends to holders of Preferred Shares.
To the extent that any portion of the Fund’s monthly distributions are considered a return of capital to Shareholders, such portion would not be considered dividends for U.S. federal income tax purposes, and would represent a return of the amounts that such Shareholders invested. Although such return of capital distributions are not currently taxable to Shareholders, such distributions will have the effect of lowering a Shareholder’s tax basis in such Shares, and could result in a higher tax liability when the Shares are sold, even if they have not increased in value, or in fact, have lost value. The Fund’s final distribution for each tax year is expected to include any remaining investment company taxable income and net tax-exempt income undistributed during the tax year, as well as any undistributed net capital gain realized during the tax year. If the total distributions made in any tax year exceed investment company taxable income, net tax-exempt income and net capital gain, such excess distributed amount would be treated as ordinary dividend income to the extent of the Fund’s current and accumulated earnings and profits. This distribution policy, may, under certain circumstances, have adverse consequences to the Fund and its Shareholders because it may result in a return of capital resulting in less of a Shareholder’s assets being invested in the Fund and, over time, increase the Fund’s expense ratio. The distribution policy also may cause the Fund to sell securities at a time it would not otherwise do so to manage the distribution of income and gain. The initial distribution will be declared on date determined by the Board.
Each year, a statement on Form 1099-DIV identifying the sources of the distributions (i.e., paid from ordinary income, paid from net capital gains on the sale of securities, and/or a return of capital, which is a nontaxable distribution) will be furnished to Shareholders subject to IRS reporting. Fund ordinary distributions may exceed the Fund’s earnings, especially during the period before the Fund has substantially invested the proceeds from this offering. To the extent that the Fund pays distributions to Shareholders using proceeds it receives from Fund distributions, such distributions generally would constitute a return of investor capital and generally will lower an investor’s tax basis in his or her Shares. A return of capital generally is a return of an investor’s investment rather than a return of earnings or gains derived from the Fund’s investment activities. There can be no assurance that the Fund will be able to pay distributions at a specific rate or at all.
As discussed in the “Tax Aspects” section, to qualify for and maintain RIC tax treatment, the Fund is required to distribute on a timely basis with respect to each tax year dividends for U.S. federal income tax purposes of an amount at least equal to the sum of 90% of “investment company taxable income” and net tax-exempt interest income, determined without regard to any deduction for dividends paid, for such tax year. To avoid certain excise taxes imposed on RICs, the Fund is required to distribute in respect of each calendar year dividends of an amount at least equal to the sum of (1) 98% of ordinary income (taking into account certain deferrals and elections) for the calendar year, (2) 98.2% of capital gain net income (adjusted for certain ordinary losses) generally for the one-year period ending on October 31 of the calendar year and (3) any ordinary income and capital gain net income for previous calendar years that were not distributed during such calendar years and on which the Fund paid no U.S. federal income tax. The Fund can offer no assurance that it will achieve results that will permit the payment of any cash distributions. If the Fund issues senior securities, the Fund will be prohibited from making distributions if doing so causes it to fail to maintain the asset coverage ratios stipulated by the 1940 Act or if distributions are limited by the terms of any of the Fund’s borrowings. Any such limitations would adversely impact the Fund’s ability to make distributions to Shareholders.
Dividend Reinvestment Plan
The Fund operates under the DRP administered by SS&C GIDS, Inc. Pursuant to the plan, the Fund’s Distributions, net of any applicable U.S. withholding tax, are reinvested in the same class of shares of the Fund.
Shareholders automatically participate in the DRP, unless and until an election is made to withdraw from the plan on behalf of such participating Shareholder. A Shareholder who does not wish to have

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Distributions automatically reinvested may terminate participation in the DRP at any time by written instructions to that effect to SS&C GIDS, Inc. Shareholders who elect not to participate in the DRP will receive all distributions in cash paid to the Shareholder of record (or, if the shares are held in street or other nominee name, then to such nominee). Such written instructions must be received by the SS&C GIDS, Inc. 30 days prior to the record date of the Distribution or the Shareholder will receive such Distribution in shares through the DRP. Under the DRP, the Fund’s Distributions to Shareholders are automatically reinvested in full and fractional Shares as described below.
When the Fund declares a Distribution, SS&C GIDS, Inc., on the Shareholder’s behalf, will receive additional authorized shares from the Fund either newly issued or repurchased from Shareholders by the Fund and held as treasury stock. The number of shares to be received when Distributions are reinvested will be determined by dividing the amount of the Distribution by the Fund’s NAV per share.
SS&C GIDS, Inc. will maintain all Shareholder accounts and furnish written confirmations of all transactions in the accounts, including information needed by Shareholders for personal and tax records. SS&C GIDS, Inc. will hold shares in the account of the Shareholders in non-certificated form in the name of the participant, and each Shareholder’s proxy, if any, will include those shares purchased pursuant to the DRP. Each participant, nevertheless, has the right to request certificates for whole and fractional shares owned. The Fund will issue certificates in its sole discretion. SS&C GIDS, Inc. will distribute all proxy solicitation materials, if any, to participating Shareholders.
In the case of Shareholders, such as banks, brokers or nominees, that hold shares for others who are beneficial owners participating under the DRP, SS&C GIDS, Inc. will administer the DRP on the basis of the number of shares certified from time to time by the record Shareholder as representing the total amount of shares registered in the Shareholder’s name and held for the account of beneficial owners participating under the DRP.
Neither SS&C GIDS, Inc. nor the Fund shall have any responsibility or liability beyond the exercise of ordinary care for any action taken or omitted pursuant to the DRP, nor shall they have any duties, responsibilities or liabilities except such as expressly set forth herein. Neither shall they be liable hereunder for any act done in good faith or for any good faith omissions to act, including, without limitation, failure to terminate a participant’s account prior to receipt of written notice of his or her death or with respect to prices at which shares are purchased or sold for the participants account and the terms on which such purchases and sales are made, subject to applicable provisions of the federal securities laws.
The automatic reinvestment of Dividends will not relieve participants of any federal, state or local income tax that may be payable (or required to be withheld) on such Dividends. See “Tax Aspects.”
The Fund reserves the right to amend or terminate the DRP. There is no direct service charge to participants with regard to purchases under the DRP; however, the Fund reserves the right to amend the DRP to include a service charge payable by the participants.
All correspondence concerning the DRP should be directed to SS&C GIDS, Inc. at CION Ares Diversified Credit Fund c/o SS&C GIDS, Inc., P.O. Box 219422, Kansas City, MO 64121-9422. Certain transactions can be performed by calling the toll free number 888-729-4266.

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FISCAL YEAR; REPORTS
For accounting purposes, the Fund’s fiscal year and tax year end on December 31. As soon as practicable after the end of each calendar year, a statement on Form 1099-DIV identifying the sources of the distributions paid by the Fund to Shareholders for tax purposes will be furnished to Shareholders subject to IRS reporting. In addition, the Fund will prepare and transmit to Shareholders an unaudited semi-annual and an audited annual report within 60 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act.

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PRIVACY NOTICE
We are committed to maintaining the privacy of our Shareholders and to safeguarding their nonpublic personal information. The following information is provided to help you understand what personal information we collect, how we protect that information and why, in certain cases, we may share information with select other parties.
Generally, we will not receive any non-public personal information about Shareholders of the common shares of the Fund, although certain of our Shareholders’ non-public information may become available to us. The non-public personal information that we may receive falls into the following categories:
•
Information we receive from Shareholders, whether we receive it orally, in writing or electronically. This includes Shareholders’ communications to us concerning their investment;

•
Information about Shareholders’ transactions and history with us; or

•
Other general information that we may obtain about Shareholders, such as demographic and contact information such as address.

We do not disclose any non-public personal information about Shareholders, except:

•
to our affiliates (such as our investment adviser) and their employees that have a legitimate business need for the information;

•
to our service providers (such as our administrator, accountants, attorneys, custodians, transfer agent, underwriter and proxy solicitors) and their employees as is necessary to service Shareholder accounts or otherwise provide the applicable service;

•
to comply with court orders, subpoenas, lawful discovery requests, or other legal or regulatory requirements; or

•
as allowed or required by applicable law or regulation.

When the Fund shares non-public Shareholder personal information referred to above, the information is made available for limited business purposes and under controlled circumstances designed to protect our Shareholders’ privacy. The Fund does not permit use of Shareholder information for any non-business or marketing purpose, nor does the Fund permit third parties to rent, sell, trade or otherwise release or disclose information to any other party.
The Fund’s service providers, such as their adviser, administrator, and transfer agent, are required to maintain physical, electronic, and procedural safeguards to protect Shareholder nonpublic personal information; to prevent unauthorized access or use; and to dispose of such information when it is no longer required.
Personnel of affiliates may access Shareholder information only for business purposes. The degree of access is based on the sensitivity of the information and on personnel need for the information to service a Shareholder’s account or comply with legal requirements.
If a Shareholder ceases to be a Shareholder, we will adhere to the privacy policies and practices as described above. We may choose to modify our privacy policies at any time. Before we do so, we will notify Shareholders and provide a description of our privacy policy.
In the event of a corporate change in control resulting from, for example, a sale to, or merger with, another entity, or in the event of a sale of assets, we reserve the right to transfer your non-public personal information to the new party in control or the party acquiring assets.

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INQUIRIES
Inquiries concerning the Fund and the Shares should be directed to:
CION Ares Diversified Credit Fund
SS&C GIDS, Inc.
P.O. Box 219422
Kansas City, MO 64121-9422

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Investors should rely only on the information contained in this prospectus. No dealer, salesperson or other individual has been authorized to give any information or to make any representations that are not contained in this prospectus. If any such information or statements are given or made, investors should not rely upon such information or representations. This prospectus does not constitute an offer to sell any securities other than those to which this prospectus relates, or an offer to sell to, or a solicitation of an offer to buy from, any person in any jurisdiction where such an offer or solicitation would be unlawful. This prospectus speaks as of the date set forth below. Investors should not assume that the delivery of this prospectus or that any sale made pursuant to this prospectus implies that the information contained in this prospectus will remain fully accurate and correct as of any time subsequent to the date of this prospectus.

CION ARES DIVERSIFIED CREDIT FUND
COMMON SHARES OF BENEFICIAL INTEREST
CLASS W SHARES (CADFX)

PROSPECTUS

April 29, 2024

CION ARES DIVERSIFIED CREDIT FUND
COMMON SHARES OF BENEFICIAL INTEREST
CLASS A SHARES (CADEX), CLASS C SHARES (CADCX), CLASS I SHARES (CADUX),
CLASS L SHARES (CADWX), CLASS U SHARES (CADZX), CLASS U-2 SHARES (CADSX)
AND CLASS W SHARES (CADFX)

Statement of Additional Information

April 29, 2024

CION Ares Diversified Credit Fund (the “Fund”) is a Delaware statutory trust that is registered under the Investment Company Act of 1940, as amended (together with the rules and regulations promulgated thereunder, the “1940 Act”), as a diversified, closed-end management investment company that is operated as an interval fund. The Fund’s investment objective is to provide superior risk-adjusted returns across various market cycles by investing in a diversified portfolio of liquid and illiquid asset classes. The Fund seeks to capitalize on market inefficiencies and relative value opportunities throughout the entire global credit spectrum. There can be no assurance that the Fund will achieve its investment objective.
This Statement of Additional Information (this “Statement of Additional Information”) is not a prospectus and is authorized for distribution to prospective investors only if preceded or accompanied by the Class A, Class C, Class I, Class L, Class U, Class U-2 and Class W prospectuses, as applicable, each prospectus dated April 29, 2024 (together, the “Prospectus”). This Statement of Additional Information should be read in conjunction with the Prospectus, a copy of which may be obtained upon request and without charge by writing to the Fund at CION Securities, LLC, 100 Park Avenue, 25th Floor, New York, NY 10017 or by calling toll-free 888-729-4266 or by accessing the Fund’s website at www.cioninvestments.com. The information on the website is not incorporated by reference into this Statement of Additional Information and investors should not consider it a part of this Statement of Additional Information. The Prospectus, and other information about the Fund, is also available on the U.S. Securities and Exchange Commission’s (the “SEC”) website at http://www.sec.gov. The address of the SEC’s website is provided solely for the information of prospective investors and is not intended to be an active link.
Capitalized terms used but not defined in this Statement of Additional Information have the meanings ascribed to them in the Prospectus.

B-i

INVESTMENT OBJECTIVE, POLICIES AND RISKS
The following disclosure supplements the disclosure set forth under the caption “Types of Investments and Related Risks” in the Prospectus and does not, by itself, present a complete or accurate explanation of the matters disclosed. Prospective investors must refer also to “Types of Investments and Related Risks” in the Prospectus for a complete presentation of the matters disclosed below.
Bank Loans and Participations
The Fund’s investment program may include bank loans and participations. These obligations are subject to unique risks, including (i) the possible avoidance of an investment transaction as a “preferential transfer,” “fraudulent conveyance” or “fraudulent transfer,” among other avoidance actions, under relevant bankruptcy, insolvency and/or creditors’ rights laws; (ii) so-called “lender liability” claims by the issuer of the obligations; (iii) environmental liabilities that may arise with respect to collateral securing the obligations; (iv) limitations on the ability of the Fund to directly enforce its rights with respect to participations; and (v) the contractual nature of participations where the Fund takes on the credit risk of the agent bank rather than the actual borrower.
The Fund may acquire interests in loans either directly (by way of assignment) or indirectly (by way of participation). The Fund typically acquires loans by assignment, but may in some instances purchase loans by participation. The purchaser of an assignment typically succeeds to all the rights and obligations of the assigning institution and becomes a contracting party under the loan agreement with respect to the loan; however, its rights can be more restricted than those of the assigning institution. Participation in a portion of a loan typically results in a contractual relationship only with the institution participating out the interest and not with the obligor. The Fund would, in such a case, have the right to receive payments of principal and interest to which it is entitled only from the institution selling the participation, and not directly from the obligor, and only upon receipt by such institution of such payments from the obligor. As the owner of a participation, the Fund generally will have no right to enforce compliance by the obligor with the terms of the loan agreement or to vote on amendments to the loan agreement, nor any rights of set-off against the obligor, and the Fund may not directly benefit from collateral supporting the loan in which it has purchased the participation. In addition, in the event of the insolvency of the selling institution, the Fund may be treated as a general creditor of such selling institution, and may not have any exclusive or senior claim with respect to the selling institution’s interest in, or the collateral with respect to, the applicable loan. Consequently, the Fund will assume the credit risk of both the obligor and the institution selling the participation to the Fund. As a result, concentrations of participations from any one selling institution subject the Fund to an additional degree of risk with respect to defaults by such selling institution.
Fixed-Income Instruments
The Fund invests in fixed-income instruments, such as high-yield corporate debt securities or bonds. Corporate bonds (“Corporate Bonds”) and other fixed-income instruments are typically originated, negotiated and structured by a U.S. or foreign commercial bank, insurance company, finance company or other financial institution (the “Underwriter”) for a group of investors (“Bond Investors”). In secured fixed-income instrument offerings, an institution, typically but not always an agent affiliated with the Underwriter, holds any collateral on behalf of the Bond Investors. The Fund may purchase fixed-income instruments either directly from the Underwriter or from a Bond Investor.
An issuer of fixed-income instruments must typically comply with the terms contained in a note purchase agreement or indenture between the issuer and the holders of the instruments (the “Bond Agreement”). These Bond Agreements generally detail the schedule of payments and also place certain restrictive financial and other covenants on the issuer, similar to those in loan agreements. A trustee typically administers and enforces the terms of the Bond Agreement and the fixed-income instrument on behalf of all holders of the instrument.
The rights of holders of high-yield corporate debt securities or bonds are generally subordinate to any existing senior or secured lenders in the issuer’s capital structure and are structurally subordinated to the rights of any existing or future lenders to an issuer’s subsidiaries that do not guarantee the high-yield corporate debt securities or bonds, and thus have a lower priority in payment than such lenders.

Debtor-in-Possession (“DIP”) Loans
The Fund may invest in or extend loans to companies that have filed for protection under Chapter 11 of the United States Bankruptcy Code. These DIP loans are most often working-capital facilities put into place at the outset of a Chapter 11 case to provide the debtor with both immediate cash and the ongoing working capital that will be required during the reorganization process. While such loans are generally viewed as less risky than many other types of loans as a result of their seniority in the debtor’s capital structure, their underlying collateral and because their terms will have been approved by a federal bankruptcy court order, the debtor’s reorganization efforts may fail and the proceeds of the ensuing liquidation of the DIP lender’s collateral might be insufficient to repay the DIP loan.
Lender Liability
Under common law principles that in some cases form the basis for lender liability claims, if a lender (i) intentionally takes an action that results in the undercapitalization of a borrower or issuer to the detriment of other creditors of such borrower or issuer; (ii) engages in other inequitable conduct to the detriment of such other creditors; or (iii) engages in fraud with respect to, or makes misrepresentations to, such other creditors, a court may elect to subordinate the claim of the offending lender or bondholder to the claims of the disadvantaged creditor or creditors (a remedy called “equitable subordination”). The Fund does not intend to engage in conduct that would form the basis for a successful cause of action based upon the equitable subordination doctrine; however, because of the nature of the debt obligations, the Fund may be subject to claims from creditors of an obligor that debt obligations of such obligor which are held by the Fund should be equitably subordinated.
Restricted and Illiquid Securities
The Fund may not be able to readily dispose of illiquid securities at prices that approximate those at which the Fund could sell such securities if they were more widely traded and, as a result of such illiquidity, the Fund may have to sell other investments or engage in borrowing transactions if necessary to raise cash to meet its obligations.
The Fund may purchase certain securities eligible for resale to qualified institutional buyers as contemplated by Rule 144A under the Securities Act of 1933, as amended (the “1933 Act” and such securities, “Rule 144A Securities”). Rule 144A provides an exemption from the registration requirements of the 1933 Act for the resale of certain restricted securities to certain qualified institutional buyers. One effect of Rule 144A is that certain restricted securities may be considered liquid, though no assurance can be given that a liquid market for Rule 144A Securities will develop or be maintained. However, where a substantial market of qualified institutional buyers has developed for certain unregistered securities purchased by the Fund pursuant to Rule 144A under the 1933 Act, the Fund intends to treat such securities as liquid securities in accordance with procedures approved by the Board. Because it is not possible to predict with assurance how the market for Rule 144A Securities will develop, the Board directs CION Ares Management, LLC (“CAM” or “Adviser”) and Ares Capital Management II LLC (“Ares Capital” or “Sub-Adviser” and collectively with the Adviser, the “Advisers”), to carefully monitor the Fund’s investments in such securities with particular regard to trading activity, availability of reliable price information and other relevant information. To the extent that, for a period of time, qualified institutional buyers cease purchasing restricted securities pursuant to Rule 144A, the Fund’s investing in such securities may have the effect of increasing the level of illiquidity in its investment portfolio during such period.
Collateralized Debt Obligations
The Fund may invest in collateralized debt obligations (“CDOs”), which include collateralized bond obligations (“CBOs”), collateralized loan obligations (“CLOs”) and other securitized products. CDOs are types of asset-backed securities. The risks of an investment in a CDO depend largely on the type of collateral securities and the class of the CDO in which the Fund invests. Normally, CDOs, CBOs, CLOs and other securitized products are privately offered and sold, and thus are not registered under the securities laws. As a result, investments in CDOs may be characterized by the Fund as illiquid securities. However, an active dealer market may exist for CDOs, allowing a CDO to qualify for transactions under Rule 144A of the 1933 Act. In addition to the normal risks associated with fixed income securities and asset-backed securities generally discussed elsewhere in this Statement of Additional Information, CDOs carry additional risks, including, but not limited to: (i) the possibility that distributions from collateral securities will not be adequate to make interest or other payments; (ii) the risk that the collateral may default or decline in value or be downgraded, if rated by a NRSRO; (iii) the Fund is likely to invest in tranches of CDOs that are subordinate to other tranches; (iv) the structure and complexity of the transaction and the legal documents could lead to disputes among investors regarding the characterization of proceeds; (v) the investment return achieved by the Fund could be significantly different than those predicted by financial models; (vi) the lack of a readily available secondary market for CDOs; (vii) risk of forced “fire sale” liquidation due to technical defaults such as coverage test failures; and (viii) the CDO’s manager may perform poorly.
Structured Products Risk.   The Fund may invest in structured products, consisting of CLOs and credit-linked notes. CLOs and structured products are generally backed by an asset or a pool of assets (often senior secured loans and other credit-related assets in the case of a CLO) that serve as collateral. Holders of structured products bear the risks, including credit risk, of the underlying investments, index or reference obligation and are subject to prepayment and counterparty risks.
In some instances, such as in the case of most CLOs, structured products are issued in multiple tranches, offering investors various maturity and credit risk characteristics, often categorized as senior, mezzanine and subordinated/equity according to their degree of risk. If there are defaults or the relevant collateral otherwise underperforms, scheduled payments to senior tranches of such securities take precedence over those of mezzanine tranches, and scheduled payments to mezzanine tranches take precedence over those to subordinated/equity tranches.
The Fund may have the right to receive payments only from the structured product, and generally does not have direct rights against the issuer or the entity that sold the assets to be securitized. While certain structured products enable the investor to acquire interests in a pool of securities without the brokerage and other expenses associated with directly holding the same securities, investors in structured products generally pay their share of the structured product’s administrative and other expenses. Although it is difficult to predict whether the prices of indices and securities underlying structured products will rise or fall, these prices (and, therefore, the prices of structured products) will be influenced by the same types of political and economic events that affect issuers of securities and capital markets generally. If the issuer of a structured product uses shorter-term financing to purchase longer-term securities, the issuer may be forced to sell its securities at below market prices if it experiences difficulty in obtaining short-term financing, which may adversely affect the value of the structured products owned by the Fund.
Certain structured products may be thinly traded or have a limited trading market. CLOs and credit-linked notes are typically privately offered and sold. Structured products, and particularly subordinated interests thereof, are less liquid than many other types of securities and may be more volatile than the underlying assets. As a result, investments in CLOs and credit-linked notes may be subject to liquidity risk and may be characterized by the Fund as illiquid securities. In addition to the general risks associated with debt securities discussed herein, CLOs carry additional risks, including, but not limited to: (i) the possibility that distributions from collateral securities will not be adequate to make interest or other payments; (ii) the quality of the collateral may decline in value or default; (iii) the fact that investments in CLO equity and junior debt tranches will likely be subordinate to other senior classes of CLO debt; and (iv) the complex structure of the security may not be fully understood at the time of investment and may produce disputes with the issuer or unexpected investment results.
In addition, changes in the collateral held by a CLO may cause payments on the instruments the Fund holds to be reduced, either temporarily or permanently. Further, the performance of a CLO or other structured products will be affected by a variety of factors, including the security’s priority in the capital structure of the issuer thereof, the availability of any credit enhancement, the level and timing of payments and recoveries on and the characteristics of the underlying receivables, loans or other assets that are being securitized, remoteness of those assets from the originator or transferor, the adequacy of and ability to realize upon any related collateral and the capability of the servicer of the securitized assets. There are also the risks that the trustee of a CLO does not properly carry out its duties to the CLO, potentially resulting in loss to the CLO. In addition, the complex structure of the security may produce unexpected investment results, especially during times of market stress or volatility.
Rights Offerings and Warrants to Purchase
The Fund may participate in rights offerings and may purchase warrants, which are privileges issued by corporations enabling the owners to subscribe for and purchase a specified number of shares of the corporation at a specified price during a specified period of time. Subscription rights normally have a short life span to expiration. The purchase of rights or warrants involves the risk that the Fund could lose the purchase value of a right or warrant if the right to subscribe for additional shares is not exercised prior to the rights’ or warrants’ expiration. Also, the purchase of rights and/or warrants involves the risk that the effective price paid for the right and/or warrant added to the subscription price of the related security may exceed the value of the related security’s market price such as when there is no movement in the level of the underlying security.
Equity Securities
In addition to common stock, the Fund may invest in other equity securities, including preferred stock, convertible securities and depositary receipts.
Preferred Stock.   Preferred stock has a preference over common stock in liquidation (and generally dividends as well) but is subordinated to the liabilities of the issuer in all respects. As a general rule, the market value of preferred stock with a fixed dividend rate and no conversion element varies inversely with interest rates and perceived credit risk, while the market price of convertible preferred stock generally also reflects some element of conversion value. Because preferred stock is junior to debt securities and other obligations of the issuer, deterioration in the credit quality of the issuer will cause greater changes in the value of the issuer’s preferred stock than in more senior credit securities with similar stated yield characteristics. Unlike interest payments on debt securities, preferred stock dividends are payable only if declared by the issuer’s board of directors. Preferred stock also may be subject to optional or mandatory redemption provisions.
Convertible Securities.   Convertible securities are bonds, debentures, notes, preferred stocks or other securities that may be converted into or exchanged for a specified amount of common stock or other equity security of the same or a different issuer within a particular period of time at a specified price or formula. A convertible security entitles its holder to receive interest that is generally paid or accrued on debt or a dividend that is paid on preferred stock until the convertible security matures or is redeemed, converted or exchanged. Before conversion, convertible securities have characteristics similar to nonconvertible income securities in that they ordinarily provide a stable stream of income with generally higher yields than those of common stocks of the same or similar issuers, but lower yields than comparable nonconvertible securities. The investment value of a convertible security is influenced by changes in interest rates, with investment value declining as interest rates increase and increasing as interest rates decline. The credit standing of the issuer and other factors also may have an effect on the convertible security’s investment value. Convertible securities rank senior to common stock in a corporation’s capital structure but are usually subordinated to comparable nonconvertible securities. Convertible securities may be subject to redemption at the option of the issuer at a price established in the convertible security’s governing instrument.
Depositary Receipts.   The Fund may hold investments in sponsored and unsponsored American depositary receipts (“ADRs”), European depositary receipts (“EDRs”), global depositary receipts (“GDRs”) and other similar global instruments. ADRs typically are issued by a U.S. bank or trust company and evidence ownership of underlying securities issued by a non-U.S. corporation. EDRs, which are sometimes referred to as continental depositary receipts, are receipts issued in Europe, typically by non-U.S. banks and trust companies, that evidence ownership of either non-U.S. or domestic underlying securities. GDRs are depositary receipts structured like global debt issues to facilitate trading on an international basis. Unsponsored ADR, EDR and GDR programs are organized independently and without the cooperation of the issuer of the underlying securities. As a result, available information concerning the issuer may not be as current as for sponsored ADRs, EDRs and GDRs, and the prices of unsponsored ADRs, EDRs and GDRs may be more volatile than if such instruments were sponsored by the issuer. Investments in ADRs, EDRs and GDRs present the additional investment considerations of non-U.S. securities.

Cash Equivalents and Short-Term Debt Securities
For temporary defensive purposes, the Fund may invest up to 100% of its assets in cash equivalents and short-term debt securities. Short-term debt securities are defined to include, without limitation, the following:
(1) U.S. government securities, including bills, notes and bonds differing as to maturity and rates of interest that are either issued or guaranteed by the U.S. Treasury or by U.S. government agencies or instrumentalities. U.S. government securities include securities issued by: (a) the Federal Housing Administration, Farmers Home Administration, Export-Import Bank of the United States, Small Business Administration and Government National Mortgage Association, the securities of which are supported by the full faith and credit of the United States; (b) the Federal Home Loan Banks, Federal Intermediate Credit Banks and Tennessee Valley Authority, the securities of which are supported by the right of the agency to borrow from the U.S. Treasury; (c) the Federal National Mortgage Association, the securities of which are supported by the discretionary authority of the U.S. government to purchase certain obligations of the agency or instrumentality; and (d) the Student Loan Marketing Association, the securities of which are supported only by its credit. While the U.S. government provides financial support to such U.S. government-sponsored agencies or instrumentalities, no assurance can be given that it always will do so since it is not so obligated by law. The U.S. government, its agencies and instrumentalities do not guarantee the market value of their securities. Consequently, the value of such securities may fluctuate. Additionally, the maximum potential liability of the issuers of some U.S. government securities may greatly exceed their current resources, including any legal right to support from the U.S. Treasury. From time to time, uncertainty regarding the status of negotiations in the U.S. government to increase the statutory debt ceiling could impact the creditworthiness of the United States and could impact the liquidity of the U.S. government securities markets and ultimately the Fund. The Advisers will monitor developments and seek to manage the Fund’s portfolio in a manner consistent with achieving the Fund’s investment objective, but there can be no assurance that it will be successful in doing so.
(2) Certificates of deposit issued against funds deposited in a bank or a savings and loan association. Such certificates are for a definite period of time, earn a specified rate of return and are normally negotiable. The issuer of a certificate of deposit agrees to pay the amount deposited plus interest to the bearer of the certificate on the date specified thereon. Certificates of deposit purchased by the Fund may not be fully insured by the Federal Deposit Insurance Corporation.
(3) Repurchase agreements, which involve purchases of debt securities. At the time the Fund purchases securities pursuant to a repurchase agreement, it simultaneously agrees to resell and redeliver such securities to the seller, who also simultaneously agrees to buy back the securities at a fixed price and time. This assures a predetermined yield for the Fund during its holding period, since the resale price is always greater than the purchase price and reflects an agreed-upon market rate. Such actions afford an opportunity for the Fund to invest temporarily available cash. The Fund may enter into repurchase agreements only with respect to obligations of the U.S. government, its agencies or instrumentalities; certificates of deposit; or bankers’ acceptances in which the Fund may invest. Repurchase agreements may be considered loans to the seller, collateralized by the underlying securities. The risk to the Fund is limited to the ability of the seller to pay the agreed-upon sum on the repurchase date; in the event of default, the repurchase agreement provides that the Fund is entitled to sell the underlying collateral. If the value of the collateral declines after the agreement is entered into, and if the seller defaults under a repurchase agreement when the value of the underlying collateral is less than the repurchase price, the Fund could incur a loss of both principal and interest. The Advisers will monitor the value of the collateral at the time the action is entered into and at all times during the term of the repurchase agreement. The Advisers will do so in an effort to determine that the value of the collateral always equals or exceeds the agreed-upon repurchase price to be paid to the Fund. If the seller were to be subject to a federal bankruptcy proceeding, the ability of the Fund to liquidate the collateral could be delayed or impaired because of certain provisions of the bankruptcy laws.
(4) Commercial paper, which consists of short-term unsecured promissory notes, including variable rate master demand notes issued by corporations to finance their current operations. Master demand notes are direct lending arrangements between the Fund and a corporation. There is no secondary market for such notes. However, they are redeemable by the Fund at any time. The Advisers will consider the financial condition of the corporation (e.g., earning power, cash flow and other liquidity ratios) and will continuously monitor the corporation’s ability to meet all of its financial obligations, because the Fund’s liquidity might be impaired if the corporation were unable to pay principal and interest on demand. Investments in commercial paper will be limited to commercial paper rated in the highest categories by a major rating agency and which mature within one year of the date of purchase or carry a variable or floating rate of interest.
Risks of Foreign Investments
Investments in foreign issuers or securities principally traded outside the United States may involve special risks due to foreign economic, political and legal developments, including favorable or unfavorable changes in currency exchange rates, exchange control regulations (including currency blockage), expropriation, nationalization or confiscatory taxation of assets, sanctions, and possible difficulty in obtaining and enforcing judgments against foreign entities. The Fund may be subject to foreign taxation on realized capital gains, dividends or interest payable on foreign securities, on transactions in those securities and on the repatriation of proceeds generated from those securities. Transaction-based charges are generally calculated as a percentage of the transaction amount and are paid upon the sale or transfer of portfolio securities subject to such taxes. Any taxes or other charges paid or incurred by the Fund in respect of its foreign securities will reduce the Fund’s yield.
In addition, the tax laws of some foreign jurisdictions in which the Fund may invest are unclear and interpretations of such laws can change over time. As a result, to comply with guidance related to the accounting and disclosure of uncertain tax positions under generally accepted accounting principles, the Fund may be required to accrue for book purposes certain foreign taxes in respect of its foreign securities or other foreign investments that it may or may not ultimately pay. Such tax accruals will reduce the Fund’s net asset value (“NAV”) at the time accrued, even though, in some cases, the Fund ultimately will not pay the related tax liabilities. Conversely, the Fund’s NAV will be increased by any tax accruals that are ultimately reversed.
Issuers of foreign securities are subject to different, often less comprehensive, accounting, custody, reporting and disclosure requirements than U.S. issuers. The securities of some foreign governments, companies and securities markets are less liquid, and at times more volatile, than comparable U.S. securities and securities markets. Foreign brokerage commissions and related fees also are generally higher than those in the United States. Investments in foreign securities also may be affected by different custody and/or settlement practices or delayed settlements in some foreign markets. The laws of some foreign countries may limit the Fund’s ability to invest in securities of certain issuers located in those countries. Foreign countries may have reporting requirements with respect to the ownership of securities, and those reporting requirements may be subject to interpretation or change without prior notice to investors. No assurance can be given that the Fund will satisfy applicable foreign reporting requirements at all times.
On January 31, 2020, the United Kingdom (“UK”) officially withdrew from the European Union (“EU”) (commonly known as “Brexit”). The UK and EU reached a preliminary trade agreement, which became effective on January 1, 2021, regarding the terms of their future trading relationship relating principally to the trading of goods rather than services, including financial services; however, negotiations are ongoing for matters not covered by the trade agreement, such as the trade of financial services. Due to uncertainty of the current political environment, it is not possible to foresee the form or nature of the future trading relationship between the UK and the EU. In the short term, financial markets may experience heightened volatility, particularly those in the UK and Europe, but possibly worldwide. The UK and Europe may be less stable than they have been in recent years, and investments in the UK and EU may be difficult to value or subject to greater or more frequent volatility. The longer term economic, legal, political and social framework to be put in place between the UK and the EU remains unclear and the ongoing political and economic uncertainty and periods of exacerbated volatility in both the UK and in wider European markets may continue for some time. In particular, Brexit may lead to a call for similar referendums in other European jurisdictions which may cause increased economic volatility in the European and global markets and may destabilize some or all of the other EU member countries. This uncertainty may have an adverse effect on the economy generally and on the ability of the Fund and its investments to execute their respective strategies, to receive attractive returns and/or to exit certain investments at an advantageous time or price. In particular, currency volatility may mean that the returns of the Fund and its investments are adversely affected by market movements and may make it more difficult, or more expensive, if the Fund elects to execute currency hedges. Potential decline in the value of the British Pound and/or the Euro against other currencies, along with the potential downgrading of the UK’s sovereign credit rating, may also have an impact on the performance of portfolio companies or investments located in the UK or Europe. In light of the above, no definitive assessment can currently be made regarding the impact that Brexit will have on the Fund, its investments or its organization more generally.
When-Issued and Forward Commitment Securities
The Fund may purchase securities on a “when-issued” basis and may purchase or sell securities on a “forward commitment” basis to acquire the security or to hedge against anticipated changes in interest rates and prices. When such transactions are negotiated, the price, which is generally expressed in yield terms, is fixed at the time the commitment is made, but delivery and payment for the securities take place at a later date. When-issued securities and forward commitments may be sold prior to the settlement date, but the Fund will enter into when-issued and forward commitments only with the intention of actually receiving or delivering the securities, as the case may be. If the Fund disposes of the right to acquire a when-issued security prior to its acquisition or disposes of its right to deliver or receive against a forward commitment, it might incur a gain or loss. There is always a risk that the securities may not be delivered and that the Fund may incur a loss. Settlements in the ordinary course, which may take substantially more than five business days, are not treated by the Fund as when-issued or forward commitment transactions and accordingly are not subject to the foregoing restrictions.
Securities purchased on a forward commitment or when-issued basis are subject to changes in value (generally changing in the same way, i.e., appreciating when interest rates decline and depreciating when interest rates rise) based upon the public’s perception of the creditworthiness of the issuer and changes, actual or anticipated, in the level of interest rates. Securities purchased on a forward commitment or when-issued basis may expose the Fund to risks because they may experience such fluctuations prior to their actual delivery. Purchasing securities on a when-issued basis can involve the additional risks that the yield available in the market when the delivery takes place actually may be higher than that obtained in the transaction itself. Purchasing securities on a forward commitment or when-issued basis when the Fund is fully invested may result in greater potential fluctuation in the Fund’s NAV.
The risks and effect of settlements in the ordinary course on the Fund’s NAV are not the same as the risks and effect of when-issued and forward commitment securities.
The purchase price of when-issued and forward commitment securities are expressed in yield terms, which reference a floating rate of interest, and is therefore subject to fluctuations of the security’s value in the market from the date of the Fund’s commitment (the “Commitment Date”) to the date of the actual delivery and payment for such securities (the “Settlement Date”). There is a risk that, on the Settlement Date, the Fund’s payment of the final purchase price, which is calculated on the yield negotiated on the Commitment Date, will be higher than the market’s valuation of the security on the Settlement Date. This same risk is also borne if the Fund disposes of its right to acquire a when-issued security, or its right to deliver or receive, a forward commitment security, and there is a downward market movement in the value of the security from the Commitment Date to the Settlement Date. In some instances, no income accrues to the Fund during the period from the Commitment Date to the Settlement Date. On the other hand, the Fund may incur a gain if the Fund invests in when-issued and forward commitment securities and correctly anticipates the rise in interest rates and prices in the market.
The settlements of secondary market purchases of senior loans in the ordinary course, on a settlement date beyond the period expected by loan market participants (i.e., T+7 for par loans and T+20 for distressed loans, in other words more than seven or twenty business days beyond the trade date, respectively) are subject to the delayed compensation mechanics prescribed by the Loan Syndications and Trading Association (“LSTA”). For par loans, income accrues to the buyer of the senior loan (the “Buyer”) during the period beginning on the last date by which the senior loan purchase should have settled (T+7) to and including the actual settlement date. Should settlement of a par senior loan purchase in the secondary market be delayed beyond the T+7 period prescribed by the LSTA, the Buyer is typically compensated for such delay through a payment from the seller of the senior loan (this payment may be netted from the wire released on settlement date for the purchase price of the senior loan paid by the Buyer). In brief, the adjustment is typically calculated by multiplying the notional amount of the trade by the applicable margin in the Loan Agreement prorated for the number of business days (calculated using a year of 360 days) beyond the settlement period prescribed by the LSTA, plus any amendment or consent fees that the buyer should have received. Furthermore, the purchase of a senior loan in the secondary market is typically negotiated and finalized pursuant to a binding trade confirmation, and therefore, the risk of non-delivery of the security to the Fund is reduced or eliminated when compared with such risk when investing in when-issued or forward commitment securities.
Rule 18f-4 under the 1940 Act permits the Fund to enter into when-issued or forward-settling securities (e.g., firm and standby commitments, including “to be announced” or “TBA” commitments, and dollar rolls) and non-standard settlement cycle securities notwithstanding the limitation on the issuance of senior securities in Section 18 of the 1940 Act, provided that the Fund intends to physically settle the transaction and the transaction will settle within 35 days of its trade date (the “Delayed-Settlement Securities Provision”). If a when-issued, forward-settling or non-standard settlement cycle security does not satisfy the Delayed-Settlement Securities Provision, then it is treated as a derivatives transaction under Rule 18f-4. See “Types of Investments and Related Risks — Risks Relating to Investment Strategies and Fund Investments — General Risks Associated With Derivatives” in the Prospectus for additional information.
Stressed Investments
The Fund invests in securities and other obligations of companies that involve significant financial or business distress, including companies involved in bankruptcy or other reorganization and liquidation proceedings. In any investment opportunity involving any such type, there exists the risk that the contemplated transaction either will be unsuccessful, will take considerable time or will result in a distribution of cash or new securities, the value of which may be less than the purchase price paid by the Fund for the securities or other financial instruments in respect of which such distribution is received. Similarly, if an anticipated transaction does not in fact occur, the Fund may be required to sell its investment at a loss. The consummation of such transactions can be prevented or delayed by a variety of factors, including, but not limited to: (i) intervention of a regulatory agency; (ii) market conditions resulting in material changes in securities prices; (iii) compliance with any applicable bankruptcy, insolvency or securities laws; and/or (iv) the inability to obtain adequate financing. Because there is substantial uncertainty concerning the outcome of transactions involving financially troubled companies in which the Fund invests, there is a potential risk of loss by the Fund of its entire investment in such companies.
Certain Bankruptcy and Insolvency Issues
Some of the companies in which the Fund invests may be involved in complex bankruptcy or insolvency proceedings in the United States or elsewhere. There are a number of significant risks inherent in the bankruptcy or insolvency process. The Fund cannot guarantee the outcome of any bankruptcy or insolvency proceeding.
Under U.S. bankruptcy or other insolvency proceedings, the Fund may risk taking a loss on its investment and having its claim released or discharged against the debtor and third parties. For example, under a plan of reorganization, the Fund could receive a cash distribution for less than its initial investment or receive securities or other financial instruments in exchange for its claims, which then could be discharged and released against the debtor or other third parties. In addition, through U.S. bankruptcy proceedings, a debtor can effectuate a sale of assets with a purchaser acquiring such assets free and clear of any claims or liens underlying the Fund’s investment, with the Fund having only potential recourse to the proceeds of the sale.
Under certain circumstances, payments or grants of security to the Fund may be reclaimed, recharacterized or avoided if any such payment or grant is later determined by the applicable court to have been a fraudulent conveyance, fraudulent transfer, preferential payment or otherwise subject to avoidance under applicable law. In addition, especially in the case of investments made prior to the commencement of bankruptcy proceedings, creditors can lose their ranking and priority if they exercise “domination and control” of a debtor and other creditors can demonstrate that they have been harmed by such actions.
Many events in a bankruptcy are often beyond the control of the creditors. While creditors may be given an opportunity to object to or otherwise participate in significant actions, there can be no assurance that a court in the exercise of its broad powers or discretion would not approve actions that would be contrary to the interests of the Fund.

The duration of a bankruptcy or insolvency proceeding is difficult to predict. A creditor’s return on investment can be adversely impacted by delays while a plan of reorganization is being negotiated, approved by the creditors and confirmed by the bankruptcy court and until the plan ultimately becomes effective. Similar delays can occur while a court considers a sale or other restructuring transaction. In addition, the administrative costs in connection with a bankruptcy or insolvency proceeding are frequently high and will be paid out of the debtor’s estate prior to any return to unsecured creditors or equity holders. If a proceeding involves protracted or difficult litigation, or turns into a liquidation, substantial assets may be devoted to administrative costs. Also, in the early stages of the bankruptcy process, it is often difficult to estimate the extent of, or even to identify, any contingent claims that might be made. Further, certain claims that have priority by law (for example, claims for taxes) may be quite substantial.
The effect of a bankruptcy filing on or by a portfolio company may adversely and permanently affect the portfolio company. The portfolio company may lose its market position, going concern value and key employees and otherwise become incapable of restoring itself as a viable entity. If the proceeding is converted to a liquidation, the liquidation value of the portfolio company may not equal the liquidation value that was believed to exist at the time of the investment.
Other Portfolio Strategies
Short Sales
The Fund may engage in short sales of securities, particularly of Corporate Bonds and other fixed-income instruments. A short sale is a transaction in which the Fund sells a security it does not own as a means of attractive financing for purchasing other assets or in anticipation that the market price of that security will decline. The Fund may make short sales for financing, for risk management, to maintain portfolio flexibility or to enhance income or gain.
When the Fund makes a short sale, it must borrow the security sold short and deliver it to the broker-dealer through which it made the short sale as collateral for its obligation to deliver the security upon conclusion of the sale. The Fund may have to pay a fee to borrow particular securities and is often obligated to pay over any payments received on such borrowed securities.
The Fund’s obligation to replace the borrowed security may be secured by collateral deposited with the broker-dealer, usually cash, U.S. government securities or other liquid securities. The Fund may also be required to designate on its books and records similar collateral with its custodian to the extent necessary so that the aggregate collateral value is at all times at least equal to the current market value of the security sold short. Depending on arrangements made with the broker-dealer from which it borrowed the security regarding payment over of any payments received by the Fund on such security, the Fund may not receive any payments (including interest) on its collateral deposited with such broker-dealer.
Short selling involves a number of risks. If a security sold short increases in price, the Fund may have to cover its short position at a higher price than the short sale price, resulting in a loss. The Fund may, but is not expected to, have substantial short positions and may engage in short sales where it does not own or have the immediate right to acquire the security sold short, and as such must borrow those securities to make delivery to the buyer under the short sale transaction. The Fund may not be able to borrow a security that it needs to deliver or it may not be able to close out a short position at an acceptable price and may have to sell related long positions earlier than it had expected. Thus, the Fund may not be able to successfully implement any short sale strategy it employs due to limited availability of desired securities or for other reasons. Also, there is the risk that the counterparty to a short sale may fail to honor its contractual terms, causing a loss to the Fund.
The Fund’s ability to access the pledged collateral may also be impaired in the event the broker becomes bankrupt, insolvent or otherwise fails to comply with the terms of the contract. In such instances, the Fund may not be able to substitute or sell the pledged collateral and may experience significant delays in obtaining any recovery in a bankruptcy or other reorganization proceeding. This may limit the Fund’s investment flexibility, as well as its ability to meet other current obligations.
In times of unusual or adverse market, economic, regulatory or political conditions, the Fund may not be able, fully or partially, to implement its short selling strategy. Periods of unusual or adverse market, economic, regulatory or political conditions generally may exist for as long as six months and, in some cases, much longer.

Derivatives
General Limitations on Futures and Options Transactions.   The Sub-Adviser with respect to the Fund has filed a notice of eligibility for an exclusion from the definition of the term “commodity pool operator” with the U.S. Commodity Futures Trading Commission (the “CFTC”) and the National Futures Association (the “NFA”), which regulate trading in the futures markets. Pursuant to CFTC Regulation 4.5, the Sub-Adviser and the Fund are not subject to regulation as a commodity pool or commodity pool operator under the Commodity Exchange Act (the “CEA”), as amended. If the Sub-Adviser or the Fund becomes subject to these requirements, as well as related NFA rules, the Fund may incur additional compliance and other expenses.
The use of derivatives is subject to operational and legal risks. Operational risks refer to risks related to potential operational issues, including documentation issues, settlement issues, system failures, inadequate controls and human error. Legal risks generally refer to risks of loss resulting from insufficient documentation, insufficient capacity or authority of counterparties or legality and enforceability of a contract.
Options.   The Fund may purchase put and call options on currencies or securities. A put option gives the purchaser the right to compel the writer of the option to purchase from the option holder an underlying currency or security or its equivalent at a specified price at any time during the option period. In contrast, a call option gives the purchaser the right to buy the underlying currency or security covered by the option or its equivalent from the writer of the option at the stated exercise price.
As a holder of a put option, the Fund will have the right to sell the currencies or securities underlying the option and as the holder of a call option, the Fund will have the right to purchase the currencies or securities underlying the option, in each case at their exercise price at any time prior to the option’s expiration date. The Fund may seek to terminate its option positions prior to their expiration by entering into closing transactions. The ability of the Fund to enter into a closing sale transaction depends on the existence of a liquid secondary market. There can be no assurance that a closing purchase or sale transaction can be effected when the Fund so desires.
Certain Considerations Regarding Options.   The hours of trading for options may not conform to the hours during which the underlying securities are traded. To the extent that the options markets close before the markets for the underlying securities, significant price and rate movements can take place in the underlying markets that cannot be reflected in the options markets. The purchase of options is a highly specialized activity which involves investment techniques and risks different from those associated with ordinary portfolio securities transactions. The purchase of options involves the risk that the premium and transaction costs paid by the Fund in purchasing an option will be lost as a result of unanticipated movements in prices of the securities on which the option is based. Imperfect correlation between the options and securities markets may detract from the effectiveness of attempted hedging. Options transactions may result in significantly higher transaction costs and portfolio turnover for the Fund.
Some, but not all, of the Fund’s options may be traded and listed on an exchange. There is no assurance that a liquid secondary market on an options exchange will exist for any particular option at any particular time, and for some options no secondary market on an exchange or elsewhere may exist. If the Fund is unable to effect a closing sale transaction with respect to options on securities that it has purchased, it would have to exercise the option to realize any profit and would incur transaction costs upon the purchase and sale of the underlying securities.
Futures Contracts.   The Fund may enter into securities-related futures contracts, including security futures contracts, as an anticipatory hedge. The Fund’s derivative investments may include sales of futures as an offset against the effect of expected declines in securities prices and purchases of futures as an offset against the effect of expected increases in securities prices. The Fund does not enter into futures contracts which are prohibited under the CEA and will, to the extent required by regulatory authorities, enter only into futures contracts that are traded on exchanges and are standardized as to maturity date and underlying financial instrument. A security futures contract is a legally binding agreement between two parties to purchase or sell in the future a specific quantity of a security or of the component securities of a narrow-based security index, at a certain price. A person who buys a security futures contract enters into a contract to purchase an underlying security and is said to be “long” the contract. A person who sells a security futures contract enters into a contract to sell the underlying security and is said to be “short” the contract.

The price at which the contract trades (the “contract price”) is determined by relative buying and selling interest on a regulated exchange.
Transaction costs are incurred when a futures contract is bought or sold and margin deposits must be maintained. To enter into a security futures contract, the Fund must deposit funds with its futures commodities merchant equal to a specified percentage of the current market value of the contract as a performance bond. Moreover, all security futures contracts are marked-to-market at least daily, usually after the close of trading. At that time, the account of each buyer and seller reflects the amount of any gain or loss on the security futures contract based on the contract price established at the end of the day for settlement purposes.
An open position, either a long or short position, is typically closed or liquidated by entering into an offsetting transaction (i.e., an equal and opposite transaction to the one that opened the position) prior to the contract expiration. Traditionally, most futures contracts are liquidated prior to expiration through an offsetting transaction and, thus, holders do not incur a settlement obligation. If the offsetting purchase price is less than the original sale price, a gain will be realized; if it is more, a loss will be realized. Conversely, if the offsetting sale price is more than the original purchase price, a gain will be realized; if it is less, a loss will be realized. The transaction costs must also be included in these calculations. However, there can be no assurance that the Fund will be able to enter into an offsetting transaction with respect to a particular futures contract at a particular time. If the Fund is not able to enter into an offsetting transaction, the Fund will continue to be required to maintain the margin deposits on the futures contract and the Fund may not be able to realize a gain in the value of its future position or prevent losses from mounting. This inability to liquidate could occur, for example, if trading is halted due to unusual trading activity in either the security futures contract or the underlying security; if trading is halted due to recent news events involving the issuer of the underlying security; if systems failures occur on an exchange or at the firm carrying the position; or, if the position is on an illiquid market. Even if the Fund can liquidate its position, it may be forced to do so at a price that involves a large loss.
Under certain market conditions, it may also be difficult or impossible to manage the risk from open security futures positions by entering into an equivalent but opposite position in another contract month, on another market, or in the underlying security. This inability to take positions to limit the risk could occur, for example, if trading is halted across markets due to unusual trading activity in the security futures contract or the underlying security or due to recent news events involving the issuer of the underlying security.
There can be no assurance that a liquid market will exist at a time when the Fund seeks to close out a futures contract position. The Fund would continue to be required to meet margin requirements until the position is closed, possibly resulting in a decline in the Fund’s NAV. In addition, many of the contracts discussed above are relatively new instruments without a significant trading history. As a result, there can be no assurance that an active secondary market will develop or continue to exist.
Security futures contracts that are not liquidated prior to expiration must be settled in accordance with the terms of the contract. Depending on the terms of the contract, some security futures contracts are settled by physical delivery of the underlying security. At the expiration of a security futures contract that is settled through physical delivery, a person who is long the contract must pay the final settlement price set by the regulated exchange or the clearing organization and take delivery of the underlying securities. Conversely, a person who is short the contract must make delivery of the underlying securities in exchange for the final settlement price. Settlement with physical delivery may involve additional costs.
Depending on the terms of the contract, other security futures contracts are settled through cash settlement. In this case, the underlying security is not delivered. Instead, any positions in such security futures contracts that are open at the end of the last trading day are settled through a final cash payment based on a final settlement price determined by the exchange or clearing organization. Once this payment is made, neither party has any further obligations on the contract.
As noted above, margin is the amount of funds that must be deposited by the Fund to initiate futures trading and to maintain the Fund’s open positions in futures contracts. A margin deposit is intended to ensure the Fund’s performance of the futures contract. The margin required for a particular futures contract is set by the exchange on which the futures contract is traded and may be significantly modified from time to time by the exchange during the term of the futures contract.

If the price of an open futures contract changes (by increase in the case of a sale or by decrease in the case of a purchase) so that the loss on the futures contract reaches a point at which the margin on deposit does not satisfy margin requirements, the broker will require an increase in the margin. However, if the value of a position increases because of favorable price changes in the futures contract so that the margin deposit exceeds the required margin, the broker will pay the excess to the Fund. In computing daily NAV, the Fund will mark to market the current value of its open futures contracts. The Fund expects to earn interest income on its margin deposits.
Because of the low margin deposits required, futures contracts trading involves an extremely high degree of leverage. As a result, a relatively small price movement in a futures contract may result in an immediate and substantial loss or gain to the investor. For example, if at the time of purchase 10% of the value of the futures contract is deposited as margin, a subsequent 10% decrease in the value of the futures contract would result in a total loss of the margin deposit, before any deduction for the transaction costs, if the account were then closed out. A 15% decrease would result in a loss equal to 150% of the original margin deposit, before any deduction for the transaction costs, if the account were then closed out. Thus, a purchase or sale of a futures contract may result in losses in excess of the amount initially invested in the futures contract. However, the Fund would presumably have sustained comparable losses if, instead of the futures contract, it had invested in the underlying financial instrument and sold it after the decline.
In addition to the foregoing, imperfect correlation between futures contracts and the underlying securities may prevent the Fund from achieving the intended hedge or expose the Fund to risk of loss. Under certain market conditions, the prices of security futures contracts may not maintain their customary or anticipated relationships to the prices of the underlying security or index. These pricing disparities could occur, for example, when the market for the security futures contract is illiquid, when the primary market for the underlying security is closed, or when the reporting of transactions in the underlying security has been delayed.
In addition, the value of a position in security futures contracts could be affected if trading is halted in either the security futures contract or the underlying security. In certain circumstances, regulated exchanges are required by law to halt trading in security futures contracts. For example, trading on a particular security futures contract must be halted if trading is halted on the listed market for the underlying security as a result of pending news, regulatory concerns or market volatility. Similarly, trading of a security futures contract on a narrow-based security index must be halted under circumstances where trading is halted on securities accounting for at least 50% of the market capitalization of the index. In addition, regulated exchanges are required to halt trading in all security futures contracts for a specified period of time when the S&P 500 Index experiences one-day declines of 7%, 13% and 20%. The regulated exchanges may also have discretion under their rules to halt trading in other circumstances, such as when the exchange determines that the halt would be advisable in maintaining a fair and orderly market.
A trading halt, either by a regulated exchange that trades security futures or an exchange trading the underlying security or instrument, could prevent the Fund from liquidating a position in security futures contracts in a timely manner, which could expose the Fund to a loss.
Each regulated exchange trading a security futures contract may also open and close for trading at different times than other regulated exchanges trading security futures contracts or markets trading the underlying security or securities. Trading in security futures contracts prior to the opening or after the close of the primary market for the underlying security may be less liquid than trading during regular market hours.
Swap Agreements.   The Fund may enter into swap agreements. In a standard “swap” transaction, two parties agree to exchange the returns, differentials in rates of return or some other amount earned or realized on the “notional amount” of predetermined investments or instruments, which may be adjusted for an interest factor. Some swaps are structured to include exposure to a variety of different types of investments or market factors, such as interest rates, commodity prices, non-U.S. currency rates, mortgage securities, corporate borrowing rates, security prices, indexes or inflation rates. Swap agreements may be negotiated bilaterally and traded OTC between two parties or, in some instances, must be transacted through a futures commission merchant and cleared through a clearinghouse that serves as a central counterparty. Certain risks are reduced (but not eliminated) if a fund invests in cleared swaps. Certain standardized swaps, including certain credit default swaps, are subject to mandatory clearing, and more are expected to be in the future. The counterparty risk for cleared derivatives is generally lower than for uncleared derivatives, but cleared contracts are not risk-free.
Swap agreements may increase or decrease the overall volatility of the Fund’s investments and the price of the common shares of beneficial interest of the Fund (“Shares”). The performance of swap agreements may be affected by a change in the specific interest rate, currency or other factors that determine the amounts of payments due to and from the Fund. If a swap agreement calls for payments by the Fund, the Fund must be prepared to make such payments when due. In addition, if the counterparty’s creditworthiness declines, the value of a swap agreement would likely decline, potentially resulting in losses.
Generally, swap agreements have fixed maturity dates that are agreed upon by the parties to the swap. The agreement can be terminated before the maturity date only under limited circumstances, such as default by or insolvency of one of the parties and can be transferred by a party only with the prior written consent of the other party. The Fund may be able to eliminate its exposure under a swap agreement either by assignment or other disposition, or by entering into an offsetting swap agreement with the same party or a similarly creditworthy party. If the counterparty is unable to meet its obligations under the contract, declares bankruptcy, defaults or becomes insolvent, it is possible that the Fund may not be able to recover the money it expected to receive under the contract.
A swap agreement can be a form of leverage, which can magnify the Fund’s gains or losses. The use of swaps can cause the Fund to be subject to additional regulatory requirements, which may generate additional Fund expenses.
The Fund monitors any swaps with a view towards ensuring that the Fund remains in compliance with all applicable regulatory, investment and tax requirements.
Equity Swaps.   In a typical equity swap, one party agrees to pay another party the return on a security, security index or basket of securities in return for a specified interest rate. By entering into an equity index swap, the index receiver can gain exposure to securities making up the index of securities without actually purchasing those securities. Equity index swaps involve not only the risk associated with investment in the securities represented in the index, but also the risk that the performance of such securities, including dividends, will not exceed the interest that the Fund will be committed to pay under the swap.
Derivatives Regulatory Risk.   Rule 18f-4 under the 1940 Act, which governs the ability of a registered investment company to use derivatives and other transactions that create future payment or delivery obligations (except reverse repurchase agreements and similar financing transactions), became effective in August 2022. Under the rule, registered investment companies that make significant use of derivatives are required to operate subject to a value-at-risk leverage limit, adopt a derivatives risk management program and appoint a derivatives risk manager, and comply with various testing and board reporting requirements. Such requirements may limit the ability of the Fund to invest in derivatives, short sales and similar financing transactions, limit the Fund’s ability to employ certain strategies that use these instruments and/or adversely affect the Fund’s efficiency in implementing its strategy, liquidity and/or ability to pursue its investment objective. See “Types of Investments and Related Risks — Risks Relating to Investment Strategies and Fund Investments — General Risks Associated With Derivatives” in the Prospectus for additional information.
Zero Coupon and Paid-In-Kind (“PIK”) Bonds
The Fund may invest in zero coupon or PIK bonds. Because investors in zero coupon or PIK bonds receive no cash prior to the maturity or cash payment date applicable thereto, an investment in such securities generally has a greater potential for complete loss of principal and/or return than an investment in debt securities that make periodic interest payments. Such investments are more vulnerable to the creditworthiness of the issuer and any other parties upon which performance relies.
Reverse Repurchase Agreements
The Fund may enter into reverse repurchase agreements with respect to its portfolio investments subject to the investment restrictions set forth herein. Reverse repurchase agreements involve the sale of securities held by the Fund with an agreement by the Fund to repurchase the securities at an agreed upon price, date and interest payment. The use by the Fund of reverse repurchase agreements involves many of the same risks of leverage since the proceeds derived from such reverse repurchase agreements may be invested in additional securities. Reverse repurchase agreements involve the risk that the market value of the securities acquired in connection with the reverse repurchase agreement may decline below the price of the securities the Fund has sold but is obligated to repurchase. Also, reverse repurchase agreements involve the risk that the market value of the securities retained in lieu of sale by the Fund in connection with the reverse repurchase agreement may decline in price.
If the buyer of securities under a reverse repurchase agreement files for bankruptcy or becomes insolvent, such buyer or its trustee or receiver may receive an extension of time to determine whether to enforce the Fund’s obligation to repurchase the securities, and the Fund’s use of the proceeds of the reverse repurchase agreement may effectively be restricted pending such decision. Also, the Fund would bear the risk of loss to the extent that the proceeds of the reverse repurchase agreement are less than the value of the securities subject to such agreement.
In accordance with Rule 18f-4 under the 1940 Act, when the Fund engages in reverse repurchase agreements and similar financing transactions, the Fund may either (i) maintain asset coverage of at least 300% with respect to such transactions and any other borrowings in the aggregate, or (ii) treat such transactions as “derivatives transactions” and comply with Rule 18f-4 with respect to such transactions. See “Types of Investments and Related Risks — Risks Relating to Investment Strategies and Fund Investments — General Risks Associated With Derivatives” in the Prospectus for additional information.
Repurchase Agreements
The Fund may invest in repurchase agreements. A repurchase agreement is a contractual agreement whereby the seller of securities agrees to repurchase the same security at a specified price on a future date agreed upon by the parties. The agreed-upon repurchase price determines the yield during the Fund’s holding period. Repurchase agreements are considered to be loans collateralized by the underlying security that is the subject of the repurchase contract. The Fund will only enter into repurchase agreements with registered securities dealers or domestic banks that, in the opinions of the Advisers, present minimal credit risk. The risk to the Fund is limited to the ability of the issuer to pay the agreed-upon repurchase price on the delivery date; however, although the value of the underlying collateral at the time the transaction is entered into always equals or exceeds the agreed-upon repurchase price, if the value of the collateral declines there is a risk of loss of both principal and interest. In the event of default, the collateral may be sold but the Fund might incur a loss if the value of the collateral declines, and might incur disposition costs or experience delays in connection with liquidating the collateral. In addition, if bankruptcy proceedings are commenced with respect to the seller of the security, realization upon the collateral by the Fund may be delayed or limited. The Advisers will monitor the value of the collateral at the time the transaction is entered into and at all times subsequent during the term of the repurchase agreement in an effort to determine that such value always equals or exceeds the agreed-upon repurchase price. In the event the value of the collateral declines below the repurchase price, the Advisers will demand additional collateral from the issuer to increase the value of the collateral to at least that of the repurchase price, including interest.
Securities Lending
To the extent permitted by the 1940 Act, the Fund may make secured loans of its marginable securities to brokers, dealers and other financial institutions; provided, however, that the value of such loaned securities may not exceed one-third of the Fund’s total asset value, including collateral received in respect of such loans. The risks in lending portfolio securities, as with other extensions of credit, consist of possible delay in recovery of the securities or possible loss of rights in the collateral should the borrower fail financially. However, such loans will be made only to broker-dealers and other financial institutions that are believed by the Advisers to be of relatively high credit standing. Loans of securities are made to broker-dealers pursuant to agreements requiring that such loans be continuously secured by collateral consisting of U.S. government securities, cash or cash equivalents (negotiable certificates of deposit, bankers’ acceptances or letters of credit) maintained on a daily mark-to-market basis in an amount at least equal at all times to the market value of the securities lent. The borrower pays to the Fund, as the lender, an amount equal to any dividends or interest received on the securities lent. The collateral must have a market value at least equal to 100% of the market value of the loaned securities at all times during the duration of the loan. The Fund invests the cash collateral received in accordance with its investment objective, subject to the Fund’s agreement with the borrower of the securities. In the case of cash collateral, the Fund typically pays a rebate to the borrower. The reinvestment of cash collateral may result in a form of effective leverage for the Fund. Although voting rights or rights to consent with respect to the loaned securities pass to the borrower, the Fund, as the lender, retains the right to call the loans and obtain the return of the securities loaned at any time on reasonable notice, and it will do so in order that the securities may be voted by the Fund if the holders of such securities are asked to vote upon or consent to matters materially affecting the Fund’s investment. The Fund may also call such loans to sell the securities involved. When engaged in securities lending, the Fund’s performance will continue to reflect changes in the value of the securities loaned and will also reflect the receipt of interest through investment of cash collateral by the Fund in permissible investments.

INVESTMENT RESTRICTIONS
FUNDAMENTAL INVESTMENT RESTRICTIONS
The Fund may not:
(1)
Make investments for the purpose of exercising control or management;

(2)
Purchase or sell real estate, commodities or commodity contracts, except that, to the extent permitted by applicable law, the Fund may (i) invest in securities directly or indirectly secured by real estate or interests therein or issued by entities that invest in real estate or interests therein; (ii) acquire, hold and sell real estate acquired through default, liquidation, or other distributions of an interest in real estate as a result of the Fund’s ownership of other assets; (iii) invest in instruments directly or indirectly secured by commodities or securities issued by entities that invest in or hold such commodities and acquire temporarily commodities as a result thereof; and (iv) purchase and sell forward contracts, financial futures contracts and options thereon;

(3)
Issue senior securities or borrow money except as permitted by Section 18 of the 1940 Act or otherwise as permitted by applicable law;

(4)
Underwrite securities of other issuers, except insofar as the Fund may be deemed an underwriter under the 1933 Act in selling its own securities or portfolio securities;

(5)
Make loans to other persons, except that (i) the Fund will not be deemed to be making a loan to the extent that the Fund makes investments in accordance with its stated investment strategies or otherwise purchases senior, secured corporate loans (“Syndicated Loans”), subordinated loans (“Subordinated Loans”), Corporate Bonds, investment grade rate debt securities issued by CLOs, debentures or other loans or debt securities of any type, preferred securities, commercial paper, pass through instruments, loan participation interests, corporate loans, certificates of deposit, bankers acceptances, repurchase agreements or any similar instruments; (ii) the Fund may take short positions in any security or financial instrument; and (iii) the Fund may lend its portfolio securities in an amount not in excess of 33 1/3% of its total assets, taken at market value, provided that such loans shall be made in accordance with applicable law; and

(6)
Invest more than 25% of its total assets (taken at market value at the time of each investment) in the securities of issuers in any one industry; provided that securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities and tax-exempt securities of governments or their political subdivisions will not be considered to represent an industry (other than those securities backed only by the assets and revenues of non-governmental users with respect to which the Fund will not invest 25% or more of the value of its total assets (taken at market value at the time of each investment) in securities backed by the same source of revenue); provided further that investments in investment grade securities issued by CLOs shall not be considered to be issuers in the same industry for these purposes. The Fund determines industries by reference to the Global Industry Classification Standard as it may be amended from time to time.

In addition, the Fund has adopted a fundamental policy that it will make quarterly repurchase offers pursuant to Rule 23c-3 of the 1940 Act, as such rule may be amended from time to time, for between 5% and 25% of the Shares outstanding at NAV, unless suspended or postponed in accordance with regulatory requirements, and each repurchase pricing shall occur no later than the 14th day after the Repurchase Request Deadline (as defined in the Prospectus), or the next business day if the 14th day is not a business day.
The fundamental investment limitations set forth above restrict the ability of the Fund to engage in certain practices and purchase securities and other instruments other than as permitted by, or consistent with, applicable law, including the 1940 Act. Relevant limitations of the 1940 Act as they presently exist are described below. These limitations are based either on the 1940 Act itself, the rules or regulations thereunder or applicable orders of the SEC. In addition, interpretations and guidance provided by the SEC staff may be taken into account to determine if a certain practice or the purchase of securities or other instruments is permitted by the 1940 Act, the rules or regulations thereunder or applicable orders of the SEC. As a result, the foregoing fundamental investment policies may be interpreted differently over time as the statute, rules, regulations or orders (or, if applicable, interpretations) that relate to the meaning and effect of these policies change, and no vote of shareholders, as applicable, will be required or sought.

NON-FUNDAMENTAL INVESTMENT RESTRICTIONS
The Fund is also subject to the following non-fundamental restrictions and policies, which may be changed by the Board of Trustees without the approval of the holders of a majority of the outstanding voting securities of the Fund. The Fund may not:
(1)
Change or alter the Fund’s investment objective;

(2)
Purchase securities of other investment companies, except to the extent that such purchases are permitted by applicable law, including any exemptive orders issued by the SEC; and

(3)
Purchase any securities on margin except as may be necessary in connection with transactions described under “The Fund’s Investments” above and except that the Fund may obtain such short-term credit as may be necessary for the clearance of purchases and sales of portfolio investments (the deposit or payment by the Fund of initial or variation margin in connection with swaps, forward contracts and financial futures contracts and options thereon is not considered the purchase of a security on margin).

Compliance with any policy or limitation of the Fund that is expressed as a percentage of assets is determined at the time of purchase of portfolio securities. The policy will not be violated if these limitations are exceeded because of changes in the market value or investment rating of the Fund’s assets or if a Borrower distributes equity securities incident to the purchase or ownership of a Syndicated Loan or in connection with a reorganization of a Borrower. The Fund interprets its policies with respect to borrowing and lending to permit such activities as may be lawful for the Fund, to the full extent permitted by the 1940 Act or by exemption from the provisions therefrom pursuant to an exemptive order of the SEC.

MANAGEMENT OF THE FUND
The Fund’s business and affairs are managed under the direction of the Board. The Board currently consists of nine members, five of whom are not “interested persons” of the Fund as defined in Section 2(a)(19) of the 1940 Act. The Fund refers to these individuals as its independent trustees. The Board annually elects the Fund’s officers, who serve at the discretion of the Board. The Board maintains an audit committee and a nominating and governance committee and may establish additional committees from time to time as necessary.
Board of Trustees and Executive Officers
Trustees
Information regarding the members of the Board is set forth below. The Trustees have been divided into two groups — Interested Trustees and Independent Trustees. As set forth in the Fund’s declaration of trust, each Trustee’s term of office shall continue until his or her death, resignation or removal.
Name, Address(1) and Year of Birth	Position(s) Held with the Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee (includes the Fund)(2)	Other Directorships Held by Trustee
Interested Trustees(3)
Mark Gatto 1972	Trustee	2016	Co-Chief Executive Officer and Co-President, CION Investment Group, LLC and Co-Chief Executive Officer, CION Investment Corporation; Director, CION Ares Management, LLC	1	CION Investment Corporation; CION Ares Management, LLC
Mitch Goldstein 1967	Trustee	2016	Partner, Ares Management Corporation; Co-President, Ares Capital Corporation; Co-Chief Executive Officer, Ares Strategic Income Fund	2	Ares Strategic Income Fund
Michael A. Reisner 1970	Trustee	2016	Co-Chief Executive Officer and Co-President, CION Investment Group, LLC and Co-Chief Executive Officer, CION Investment Corporation; Director, CION Ares Management, LLC	1	CION Investment Corporation; CION Ares Management, LLC
David A. Sachs 1959	Trustee and Chairman of the Board	2016	Partner, Ares Management Corporation	3	Terex Corporation; Ares Dynamic Credit Allocation Fund, Inc.; Ares Private Markets Fund; CION Ares Management, LLC
Independent Trustees
Elaine Orr 1966	Trustee	2022	Serves on various fund and pension boards; from 2018 to 2019, Senior Director of Philanthropy and Strategic Partnerships for the Robert Toigo Foundation	2	Ares Dynamic Credit Allocation Fund, Inc.
Jeffrey Perlowitz 1956	Trustee	2020	Independent Consultant; prior to 2016, Managing Director, Citigroup, Inc.	1	PennyMac Financial Services, Inc.
John Joseph Shaw 1951	Trustee	2016	Independent Consultant; prior to 2012, President, Los Angeles Rams	2	Ares Dynamic Credit Allocation Fund, Inc.

Name, Address(1) and Year of Birth	Position(s) Held with the Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee (includes the Fund)(2)	Other Directorships Held by Trustee
Bruce H. Spector 1942	Trustee	2016	Independent Consultant; from 2007 to 2015, Senior Advisor, Apollo Global Management, LLC (private equity)	2	Ares Dynamic Credit Allocation Fund, Inc.
Mark R. Yosowitz 1968	Trustee	2016	From 2014 to present, President, Mentored; from 2014 to present, Adjunct Professor, Brooklyn Law School; from 2008 to present, Senior Vice President, Corporate Development, ThinkEco Inc.	1	None

(1)
The address of each Trustee is care of the Secretary of the Fund at 2000 Avenue of the Stars, 12th Floor, Los Angeles, CA 90067.

(2)
The term “Fund Complex” means two or more registered investment companies that share the same investment adviser or have an investment adviser that is an affiliated person of the investment adviser of any of the other registered investment companies or hold themselves out to investors as related companies for the purpose of investment and investor services.

(3)
“Interested person,” as defined in the 1940 Act, of the Fund. Mark Gatto, Mitch Goldstein, Michael Reisner and David Sachs are interested persons of the Fund due to their affiliation with the Adviser.

Executive Officers
Name, Address(1) and Year of Birth	Position(s) Held with the Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years
Michael Reisner 1970	Co-President and Co-Chief Executive Officer	2016	Michael Reisner is Co-Chief Executive Officer and Co-President of CION Investment Group, LLC (“CION”) as well as Co-Chief Executive Officer of CION Investment Corporation (“CIC”), a business development company focused on middle market loans. Michael Reisner serves on the investment committee of CIC. In addition, Michael Reisner is a Director of CAM. Michael Reisner joined CION in 2001.
Mark Gatto 1972	Co-President and Co-Chief Executive Officer	2016	Mark Gatto is Co-Chief Executive Officer and Co-President of CION as well as Co-Chief Executive Officer of CIC, a business development company focused on middle market loans. Mark Gatto serves on the investment committee of CIC. In addition, Mark Gatto is a Director of CAM. Mark Gatto joined CION in 1999.
Gregg Schill 1981	Vice President	2016	Gregg Schill is Senior Managing Director of CION. Prior to this, Gregg Schill served as Managing Director since 2012. Gregg Schill joined CION in 2001.

Name, Address(1) and Year of Birth	Position(s) Held with the Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years
Mitch Goldstein 1967	Vice President	2016	Mitch Goldstein is a Partner and Co-Head of the Ares Credit Group and a member of the Executive Management Committee of Ares Management Corporation (“Ares Management”). Mitch Goldstein additionally serves as Co-President of Ares Capital Corporation (“ARRC”) and an interested trustee and Co-Chief Executive Officer of Ares Strategic Income Fund (“ASIF”). Mitch Goldstein is a member of the Ares Credit Group’s U.S. Direct Lending, Pathfinder and Commercial Finance Investment Committees and Ivy Hill Asset Management, L.P. (“IHAM”) Investment Committees, the Ares Infrastructure Debt Investment Committee and the Ares Asia Direct Lending (Australia) Investment Committee. Mitch Goldstein joined Ares Management in 2005.
Greg Margolies 1966	Vice President	2016	Greg Margolies is a Partner in the Ares Credit Group. Additionally, Greg Margolies serves as a member of the Ares Credit Group’s Alternative Credit Investment Committee and the Ares Private Equity Group’s Special Opportunities Investment Committee and is on the Board of Directors of the Ares Charitable Foundation. Greg Margolies joined Ares in 2009.
Scott Lem 1977	Chief Financial Officer Treasurer	2019 2024	Scott Lem is a Partner and Chief Financial Officer of the Public Credit Funds in the Ares Finance and Accounting Department. Scott Lem additionally serves as Chief Financial Officer and Treasurer of ARCC. Scott Lem also serves as Chief Financial Officer and Treasurer of Ares Dynamic Credit Allocation Fund, Inc. (“ARDC”) and Chief Financial Officer and Treasurer of ASIF. Scott Lem may from time to time serve as an officer, director or principal of entities affiliated with Ares Management or investment funds managed by Ares Management and its affiliates. Scott Lem joined Ares in 2003.
Lisa Morgan 1976	Chief Compliance Officer and Anti-Money Laundering Officer	2021	Lisa Morgan is a Partner and Chief Compliance Officer, Registered Products in the Ares Compliance Department. Lisa Morgan also serves as the Chief Compliance Officer of ARCC, Ares Private Markets Fund (“APMF”), ASIF and ARDC. Lisa Morgan joined Ares in 2017.

Name, Address(1) and Year of Birth	Position(s) Held with the Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years
Ian Fitzgerald 1975	General Counsel and Corporate Secretary Vice President and Assistant Secretary	2019 2017 – 2019	Ian Fitzgerald is a Managing Director and Deputy General Counsel (Credit) in the Ares Legal Group, where he focuses on direct lending matters. Additionally, Ian Fitzgerald serves as General Counsel and Corporate Secretary of ARDC and Chief Legal Officer, General Counsel and Secretary of APMF. Ian Fitzgerald also serves as Vice President and Assistant Secretary of IHAM and Vice President and Assistant Secretary of Ivy Hill Asset Management GP, LLC, IHAM’s General Partner. Ian Fitzgerald joined Ares in 2010.
John Atherton 1981	Vice President and Assistant Secretary	2018	John Atherton is a Partner and General Counsel, Europe in the Ares Legal Department. Prior to joining Ares in 2018, John Atherton was General Counsel, Private Investment Structures at Schroder Adveq.
Joshua Bloomstein 1973	Vice President and Assistant Secretary	2016	Joshua Bloomstein serves as a Partner and General Counsel (Credit) and Deputy General Counsel (Corporate) of Ares Management, where he focuses on credit matters. Joshua Bloomstein is General Counsel, Vice President and Secretary of ARCC, General Counsel and Secretary of ASIF and Vice President and Assistant Secretary of Ares Commercial Real Estate Corporation (“ACRE”) and of ARDC. Joshua Bloomstein joined Ares in 2006.
Anton Feingold 1980	Vice President and Assistant Secretary	2016	Anton Feingold is a Partner and Associate General Counsel in the Ares Legal Group and Assistant Secretary of Ares Management. Anton Feingold also serves as General Counsel, Vice President and Secretary of ACRE. Anton Feingold joined Ares in 2014.
Keith Kooper 1975	Vice President and Assistant Secretary	2016	Keith Kooper is a Partner and Co-General Counsel (Real Estate) in the Ares Legal Group. Keith Kooper also serves as Vice President and Assistant Secretary of ACRE. Keith Kooper joined Ares in 2013.

Name, Address(1) and Year of Birth	Position(s) Held with the Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years
Naseem Sagati Aghili 1981	Vice President and Assistant Secretary	2019	Naseem Sagati Aghili is a Partner, General Counsel and Corporate Secretary of Ares Management. Naseem Sagati Aghili is a Partner in and Head of the Ares Legal Group and additionally serves on the Ares Executive Management Committee, Enterprise Risk Committee and the Ares Diversity, Equity and Inclusion Council. Naseem Sagati Aghili also serves as Vice President of ARCC, ASIF, ARDC and APMF. Prior to being named the firm’s General Counsel in 2020, Naseem Sagati Aghili served in a variety of roles at Ares Management, including most recently as Co-General Counsel, Deputy General Counsel and General Counsel of Private Equity. Naseem Sagati Aghili joined Ares in 2009.
Kevin Early 1971	Vice President	2017	Kevin Early is a Partner and European Chief Financial Officer in the Ares Finance and Accounting Department. Kevin Early joined Ares in 2012.
Michael Dennis 1976	Vice President	2017	Michael Dennis is a Partner and Co-Head of European Credit in the Ares Credit Group. Michael Dennis serves on the Ares Executive Management Committee. Additionally, Michael Dennis serves as a member of the Ares Credit Group’s European Direct Lending and European Liquid Credit Investment Committees, and the Ares SSG Direct Lending (Australia) Investment Committee. Michael Dennis joined Ares in 2007.
Blair Jacobson 1972	Vice President	2017	Blair Jacobson is a Partner and Co-Head of European Credit in the Ares Credit Group and a member of the Executive Management Committee of Ares Management and the Ares Diversity, Equity and Inclusion Council. Blair Jacobson also serves on the boards of Ares Management Limited and Ares Management UK Limited. Additionally, Blair Jacobson serves on the Ares Credit Group’s European Direct Lending and European Liquid Credit Investment Committees, the Ares Secondaries Group’s Credit Investment Committee and the Ares Sports, Media and Entertainment Investment Committee. Blair Jacobson joined Ares in 2012.

Name, Address(1) and Year of Birth	Position(s) Held with the Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years
Michael Smith 1971	Vice President	2024	Michael Smith is a Partner and Co-Head of the Ares Credit Group and serves on the Ares Executive Management Committee. Michael Smith serves as an interested trustee and Co-Chief Executive Officer of ASIF and is an interested director of ARCC. Michael Smith is a member of the Ares Credit Group’s U.S. Direct Lending and Commercial Finance Investment Committees, the Ares Private Equity Group’s Special Opportunities Investment Committee, the Ares Secondaries Group’s Private Equity Investment Committee, Climate Infrastructure Partners and the Infrastructure Debt Investment Committee.
Angela Lee 1986	Vice President	2024	Angela Lee is a Managing Director of the Finance and Accounting Department of Ares. Angela Lee also serves as Vice President and Assistant Treasurer of ARCC and ASIF and a Vice President of ARDC. Angela Lee joined Ares in 2010.
Paul Cho 1982	Vice President	2024	Paul Cho is a Managing Director and Chief Accounting Officer in the Finance and Accounting Department of Ares. Paul Cho also serves as Chief Accounting Officer of ASIF, Chief Accounting Officer of ARCC and a Vice President of ARDC. Paul Cho joined Ares in 2008.

(1)
The address of each officer is care of the Secretary of the Fund at 2000 Avenue of the Stars, 12th Floor, Los Angeles, CA 90067.

Biographical Information and Discussion of Experience and Qualifications, etc.
Trustees
The following is a summary of the experience, qualifications, attributes and skills of each Trustee that support the conclusion, as of the date of this Statement of Additional Information, that each Trustee should serve as a Trustee of the Fund.
Interested Trustees
Mark Gatto.   Mark Gatto is Co-Founder, Co-Chief Executive Officer and Co-President of CION and CIC. Mark Gatto is also a Director of CAM. Mark Gatto serves on the investment committee of CIC and the investment allocation committee of the Fund. Mark Gatto joined CION in 1999. Mark Gatto served as Executive Vice President and Chief Acquisitions Officer from May 2007 through January 2008. Mark Gatto served as Executive Vice President of Business Development from May 2006 through May 2007 and Vice President of Marketing from August 2005 through February 2006. Mark Gatto was also Associate General Counsel from November 1999 until October 2000. Previously, Mark Gatto was an executive for a leading international product development and marketing company from 2000 through 2003. Later, Mark Gatto co-founded a specialty business-consulting firm in New York City where Mark Gatto served as its managing partner before re-joining CION in 2005. Mark Gatto was also an attorney in private practice prior to joining the firm. Mark Gatto received an M.B.A from the W. Paul Stillman School of Business at Seton Hall University, a J.D. from Seton Hall University School of Law, and a B.S. from Montclair State University.

Mitch Goldstein.   Mitch Goldstein is a Partner and Co-Head of the Ares Credit Group. Mitch Goldstein serves on the Ares Executive Management Committee. Additionally, Mitch Goldstein serves as Co-President of ARCC, interested trustee and Co-Chief Executive Officer of ASIF, and Vice President and interested trustee of the Fund. Mitch Goldstein is a member of the Ares Credit Group’s U.S. Direct Lending, Commercial Finance, Pathfinder and the Ivy Hill Asset Management Investment Committees, the Ares Infrastructure Debt Investment Committee, and the Ares SSG Direct Lending (Australia) Investment Committee. Prior to joining Ares Management in May 2005, Mitch Goldstein worked at Credit Suisse First Boston (“CSFB”), where Mitch Goldstein was a Managing Director in the Financial Sponsors Group. At CSFB, Mitch Goldstein was responsible for providing investment banking services to private equity funds and hedge funds with a focus on M&A and restructurings as well as capital raisings, including high yield, bank debt, mezzanine debt, and initial public offerings. Mitch Goldstein joined CSFB in 2000 at the completion of the merger with Donaldson, Lufkin & Jenrette. From 1998 to 2000, Mitch Goldstein was at Indosuez Capital, where Mitch Goldstein was a member of the Investment Committee and a Principal, responsible for originating, structuring and executing leveraged transactions across a broad range of products and asset classes. From 1993 to 1998, Mitch Goldstein worked at Bankers Trust. Mitch Goldstein also serves on the Board of Managers of Ivy Hill Asset Management GP, LLC. Mitch Goldstein graduated summa cum laude from the State University of New York at Binghamton with a B.S. in Accounting and received an M.B.A. from Columbia University’s Graduate School of Business.
Michael A. Reisner.   Michael A. Reisner is Co-Founder, Co-Chief Executive Officer and Co-President of CION as well as Co-Chief Executive Officer of CIC. In addition, Michael A. Reisner is a Director of CAM. Michael A. Reisner serves on the Investment Committee of CIC as well as the Investment Allocation committee of the Fund. Before co-founding CION in 2012, Michael A. Reisner held positions of increasing responsibility at its predecessor company, including serving as co-Chief Executive Officer from 2008 to 2012, Chief Financial Officer from 2007 to 2008, Executive Vice President — Originations from February 2006 through 2007 and Senior Vice President and General Counsel from 2004 through 2006. Earlier in Michael A. Reisner’s career, Michael A. Reisner was an attorney in private practice in New York from 1996 to 2001. Michael A. Reisner serves on the Boards of both CIC and the Fund and served on the Board of the Institute for Portfolio Alternatives (IPA) from 2018 to 2021. Michael A. Reisner received a J.D., cum laude, from New York Law School and a B.A. from the University of Vermont.
David A. Sachs.   David A. Sachs is a Partner in the Ares Strategy and Relationship Management Group, and focuses on the Ares Credit Group’s publicly traded funds, strategic growth opportunities for Ares and facilitating the sharing of credit knowledge across the Ares platform. David A. Sachs serves as a Director and Chairman of the Board of ARDC and is an interested trustee of the Fund. David A. Sachs also serves as an interested trustee of APMF. Additionally, David A. Sachs serves as a member of the Ares Credit Group’s Alternative Credit Investment Committee, the Ares Private Equity Group’s Energy Opportunities, Extended Value, and Asia Investment Committees, the Ares Real Estate Global and Real Estate Debt Investment Committees, and the Ares Equity Income Opportunity Strategy Portfolio Review Committee. Prior to joining Ares in 1997, David A. Sachs was a Principal of Onyx Partners, Inc., where David A. Sachs focused on merchant banking and related capital raising activities in the private equity and mezzanine debt markets. Previously, David A. Sachs also worked with Taylor & Co., an investment manager providing investment advisory and consulting services to members of the Bass Family of Fort Worth, Texas, and Columbia Savings and Loan Association as Executive Vice President, where David A. Sachs was responsible for asset-liability management and running the investment management department. David A. Sachs serves as the Non-Executive Chairman of Terex Corporation and is on the Board of Trustees and the McCormick Advisory Council at Northwestern University. David A. Sachs holds a B.S. from Northwestern University in Industrial Engineering and Management Science.
Independent Trustees
Elaine Orr.   Elaine Orr serves on various fund and pension boards. In addition to serving as an Independent Trustee and chair of the Audit Committee of the Fund, Elaine Orr serves as an independent director and chair of the Audit Committee of ARDC. Elaine Orr previously served as a Trustee of TCW Transform 500 ETF, TCW Transform Climate ETF and TCW Supply Chain ETF, from February 2021 until March 2024. From 2018 to 2019, Elaine Orr was a Senior Director of Philanthropy and Strategic Partnerships for the Robert Toigo Foundation. Elaine Orr holds a Bachelor of Commerce and Business Administration, Finance, from the University of British Columbia.

Jeffrey Perlowitz.   Jeffrey Perlowitz currently serves as an independent director at PennyMac Financial Services, Inc since February 2019. Jeffrey Perlowitz is currently retired. From 1998 until Jeffrey Perlowitz’s retirement in 2016, Jeffrey Perlowitz served as managing director and co-head of global securitized markets at Citigroup and predecessor entities, where Jeffrey Perlowitz was responsible for sales and trading of residential mortgage loans, commercial mortgages and consumer products. Jeffrey Perlowitz holds a B.S. in economics and accounting from The State University of New York at Albany.
John Joseph Shaw.   John Joseph Shaw is an independent consultant. In addition to serving as an Independent Trustee of the Fund, John Joseph Shaw serves as an independent trustee of ARDC. From 1995 to 2011, he was the President of the Los Angeles Rams. John Joseph Shaw joined the Los Angeles Rams organization in 1980 acting first as Vice-President Finance, Controller/Treasurer from 1980 to 1982 and acting as Executive Vice-President from 1982 to 1995. Prior to joining the Los Angeles Rams, John Joseph Shaw worked for Arthur Anderson & Co. as a tax adviser from 1977 to 1980. Between 1985 and 2008, John Joseph Shaw was a member of the executive committee of the NFL Management Council and has served as a member of the NFL Finance Committee and an executive committee member of NFL Properties. John Joseph Shaw received his B.S. from the University of San Diego in 1973 where John Joseph Shaw graduated as valedictorian of the class and holds a Juris Doctor from New York University School of Law where John Joseph Shaw graduated from in 1976. John Joseph Shaw is an inactive member of the State of California Bar Association and the State of California Board of Accountancy.
Bruce H. Spector.   Bruce H. Spector is an independent consultant. In addition to serving as an Independent Trustee and chair of the Nominating and Governance Committee of the Fund, Bruce H. Spector serves as an independent director and chair of the Nominating and Governance Committee of ARDC. From 2007 through 2015, Bruce H. Spector served as a senior advisor at Apollo Global Management, LLC (f/k/a Apollo Management, L.P.) in the area of development of strategy and tactics in corporate restructuring. From 1992 to 2007, Bruce H. Spector was a partner at Apollo. In this position Bruce H. Spector led or was a key member of deal teams in purchasing a number of companies, participating in the management of those companies as a member of their board of directors, and ultimately playing a leadership role in managing the sale of Apollo’s ownership interest in each company. From 1967 to 1992, Bruce H. Spector was an attorney at the law firm of Stutman, Treister & Glatt, spending a substantial amount of that time as senior partner and head of the firm’s executive committee. Bruce H. Spector’s practice at Stutman, Treister & Glatt specialized in restructurings, insolvency reorganizations and related bankruptcy matters. Bruce H. Spector received his B.A. from the University of Southern California where Bruce H. Spector graduated magna cum laude in 1964 and holds a Juris Doctor from University of California at Los Angeles where Bruce H. Spector graduated summa cum laude in 1967.
Mark R. Yosowitz.   Mark R. Yosowitz is President of Mentored, a virtual coaching, training and accountability platform since 2014, Adjunct Professor at Brooklyn Law School since 2014 and Senior Vice President — Corporate Development of ThinkEco Inc. since 2008. From 2008 to 2003, Mark R. Yosowitz was President of Affinity Direct, LLC, the third largest U.S. federal student loan consolidation company. From 1995 to 1999, Mark R. Yosowitz was a corporate finance attorney at Shearman & Sterling LLP. Mark R. Yosowitz received a B.A. from the University of Pennsylvania where Mark R. Yosowitz graduated cum laude in 1990 and holds a Juris Doctor from Brooklyn Law School where Mark R. Yosowitz graduated cum laude in 1994.
Board Structure and Role of the Board in Risk Oversight
The 1940 Act requires that at least 40% of the Trustees be independent trustees. Certain exemptive rules promulgated under the 1940 Act require that at least 50% of the Trustees be independent trustees. Currently, five of the nine Trustees (56%) are independent trustees. The independent trustees exercise their informed business judgment to appoint an individual of their choosing to serve as Chairperson of the Board of Trustees, regardless of whether the trustee happens to be independent or a member of management. The Board of Trustees has determined that its leadership structure, in which the Chairperson of the Board of Trustees is an interested person of the Fund, is appropriate because the independent trustees believe that an interested Chairperson has a personal and professional stake in the quality and continuity of services provided by management to the Fund. The independent trustees have determined that they can act independently and effectively without having an independent trustee serve as Chairperson and that a key factor for assuring that they are in a position to do so is for the trustees who are independent of management to constitute a majority of the Board.
The Board expects to perform its risk oversight function primarily through (a) its two standing committees, which report to the entire Board of Trustees and are comprised solely of independent trustees and (b) monitoring by the Fund’s Chief Compliance Officer in accordance with the Fund’s compliance policies and procedures.
Committees of the Board
The Board has established an audit committee and a nominating and governance committee. The Fund does not have a compensation committee because its executive officers do not receive any direct compensation from the Fund.
Audit Committee.   The members of the audit committee are Elaine Orr, John Joseph Shaw, Bruce H. Spector, Mark R. Yosowitz and Jeffrey Perlowitz, each of whom is independent for purposes of the 1940 Act. Elaine Orr serves as chairperson of the audit committee. The Board has adopted a charter for the audit committee, which is available on the Fund’s website at www.cioninvestments.com. The audit committee is responsible for approving the Fund’s independent accountants, reviewing with the Fund’s independent accountants the plans and results of the audit engagement, approving professional services provided by the Fund’s independent accountants, reviewing the independence of the Fund’s independent accountants and reviewing the adequacy of the Fund’s internal accounting controls. During the fiscal year ended December 31, 2023, the audit committee held 4 meetings.
Nominating and Governance Committee.   The members of the nominating and governance committee are Elaine Orr, John Joseph Shaw, Bruce H. Spector, Mark R. Yosowitz and Jeffrey Perlowitz, each of whom is independent for purposes of the 1940 Act. Bruce H. Spector serves as chairperson of the nominating and governance committee. The Board has adopted a charter for the nominating and governance committee, which is available on the Fund’s website at www.cioninvestments.com. The nominating and governance committee is responsible for selecting, researching and nominating trustees for election by the Fund’s shareholders, selecting nominees to fill vacancies on the Board or a committee of the Board Trustees, developing and recommending to the Board a set of corporate governance principles and overseeing the evaluation of the Board and its committees. During the fiscal year ended December 31, 2023, the nominating and governance committee held 4 meetings.
The nominating and governance committee may consider recommendations for nomination of individuals for election as trustees from shareholders.
Trustee Beneficial Ownership of Shares
The following table sets forth the dollar range of Shares beneficially owned by each Trustee as of December 31, 2023 and the aggregate dollar range of equity securities in all registered investment companies overseen by each Trustee in the family of investment companies that includes the Fund.
Name of Trustee	Dollar Range of Equity Securities in the Fund(1)	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Trustee in Family of Investment Companies(1)(2)(3)
Interested Trustees
Mark Gatto	Over $100,000	Over $100,000
Mitch Goldstein	None	None
Michael A. Reisner	Over $100,000	Over $100,000
David A. Sachs	None	Over $100,000

Name of Trustee	Dollar Range of Equity Securities in the Fund(1)	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Trustee in Family of Investment Companies(1)(2)(3)
Independent Trustees
Elaine Orr	None	None
Jeffrey Perlowitz	None	None
John Joseph Shaw	None	Over $100,000
Bruce H. Spector	None	Over $100,000
Mark R. Yosowitz	None	None

(1)
Dollar ranges are as follows: None, $1 – $10,000, $10,001 – $50,000, $50,001 – $100,000 or Over $100,000.

(2)
Beneficial ownership determined in accordance with Rule 16a-1(a)(2) under the Exchange Act.

(3)
The family of investment companies is defined any two or more registered investment companies that (a) share the same investment adviser or principal underwriter; and (b) hold themselves out to investors as related companies for purposes of investment and investor services.

Compensation of Trustees
The independent trustees are paid an annual retainer of $70,000. The chairperson of the audit committee and the chairperson of the nominating and governance committee are also paid an additional annual fee of $15,000 and $10,000, respectively. All Trustees are reimbursed for their reasonable out-of-pocket expenses. The Trustees do not receive any pension or retirement benefits from the Fund.
Prior to January 1, 2024, the independent trustees were paid an annual retainer of $50,000. The chairperson of the audit committee and the chairperson of the nominating and governance committee were also paid an additional annual fee of $5,000.
The following table shows information regarding the compensation received by the Trustees, none of whom is an employee of the Fund, for services as a trustee for the fiscal year ended December 31, 2023. The Trustees who are “interested persons”, as defined in the 1940 Act, of the Fund and the Fund’s officers do not receive compensation from the Fund.
Name of Trustee	Aggregate Compensation from the Fund
Interested Trustees
Mark Gatto	None
Mitch Goldstein	None
Michael A. Reisner	None
David A. Sachs	None
Independent Trustees
Elaine Orr	$70,000
Jeffrey Perlowitz	$62,000
John Joseph Shaw	$62,000
Bruce H. Spector	$67,000
Mark R. Yosowitz	$62,000
Shareholder Communications
Shareholders may send communications to the Board. Shareholders should send communications intended for the Board by addressing the communication directly to the Board (or individual Trustees) and/or otherwise clearly indicating in the salutation that the communication is for the Board (or individual

Trustees) and by sending the communication to the Fund’s office at 2000 Avenue of the Stars, 12th Floor, Los Angeles, CA 90067. Other Shareholder communications received by the Fund not directly addressed and sent to the Board will be reviewed and generally responded to by management, and will be forwarded to the Board only at management’s discretion based on the matters contained therein.
Codes of Ethics
The Fund and the Advisers have each adopted a code of ethics pursuant to Rule 17j-1 under the 1940 Act that establishes procedures for personal investments and restrict certain personal securities transactions. Personnel subject to these codes may invest in securities for their personal investment accounts, including securities that may be purchased or held by the Fund, so long as such investments are made in accordance with the applicable code’s requirements. The codes of ethics are included as exhibits to the registration statement of which this Statement of Additional Information forms a part. In addition, the codes of ethics are available on the EDGAR database on the SEC’s website at http://www.sec.gov. Shareholders may also obtain copies of each code of ethics, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov.
The Adviser and Sub-Adviser
CAM, an investment adviser registered with the SEC under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), serves as the Fund’s investment adviser. CAM is a joint venture between affiliates of Ares and CION and is controlled by Ares. CION manages CION Investment Corporation, a leading publicly traded business development company with approximately $2.0 billion in total assets as of December 31, 2023. Ares Capital, an investment adviser registered with the SEC under the Advisers Act, serves as the Fund’s sub-adviser. Ares had approximately $418.8 billion in assets under management as of December 31, 2023. For more information regarding CAM and Ares Capital, see “The Adviser and Sub-Adviser” in the Prospectus. For more information on the services provided by the Advisers to the Fund, see “Management of the Fund” in the Prospectus.
The Investment Advisory Agreement (the “Investment Advisory Agreement”) was initially approved by the Board and became effective on December 6, 2016. The Investment Sub-Advisory Agreement (the “Investment Sub-Advisory Agreement”) was initially approved by the Board and became effective on December 6, 2016. The Investment Advisory Agreement and the Investment Sub-Advisory Agreement will continue in effect for successive periods of twelve months, provided that each continuance is specifically approved at least annually by both (1) the vote of a majority of the Board or the vote of a majority of the outstanding securities of the Fund entitled to vote and (2) by the vote of a majority of the independent trustees as set forth in the agreements. In addition, the Investment Advisory Agreement and the Investment Sub-Advisory Agreement have termination provisions that allow the parties to terminate the agreement without penalty. The Investment Advisory Agreement, the Investment Sub-Advisory Agreement and the Administration Agreements may be terminated at any time, without penalty, by the Advisers and/or ALPS Fund Services, Inc. upon 60 days’ notice (90 days’ notice for ALPS Funds Services, Inc.) to the Fund, as applicable. The Investment Advisory Agreement was most recently amended and restated as of May 22, 2020.
For the fiscal years ended December 31, 2023, December 31, 2022, and December 31, 2021, the Fund incurred approximately $49.1 million, $40.8 million and $21.8 million, respectively, in Management Fees.
For the fiscal years ended December 31, 2023, December 31, 2022, and December 31, 2021, the Adviser incurred approximately $38.8 million, $24.3 million and $9.9 million, respectively, in sub-advisory fees payable to the Sub-Adviser.
Portfolio Management
Other Accounts Managed by Portfolio Managers
The portfolio managers primarily responsible for the day-to-day management of the Fund also manage other registered investment companies, other pooled investment vehicles and other accounts, as indicated below. The following table identifies, as of December 31, 2023: (i) the number of other registered investment companies, other pooled investment vehicles and other accounts managed by each portfolio manager;

(ii) the total assets of such companies, vehicles and accounts; and (iii) the number and total assets of such companies, vehicles and accounts that are subject to an advisory fee based on performance.
	Number of Accounts	Assets of Accounts (in millions)	Number of Accounts Subject to a Performance Fee	Assets Subject to a Performance Fee (in millions)
Mitch Goldstein
Registered Investment Companies	2	$31,538	2	$31,538
Other Pooled Investment Vehicles	5	$32,116	5	$32,116
Other Accounts	34	$23,821	29	$17,408
Greg Margolies
Registered Investment Companies	0	$0	0	$0
Other Pooled Investment Vehicles	2	$2,413	2	$2,413
Other Accounts	3	$1,895	3	$1,895
Michael Smith
Registered Investment Companies	2	$31,538	2	$31,538
Other Pooled Investment Vehicles	3	$9,206	3	$9,206
Other Accounts	0	$0	0	$0
Compensation of Portfolio Managers
Compensation is determined by Advisers’ executive leadership, with recommendations made by the head of each applicable business unit. Compensation may include a variety of components and may vary from year to year based on a number of factors. Generally, portfolio managers receive a base salary and are eligible for a discretionary year-end bonus based on performance, a portion of which may be paid in the form of shares of Class A Common Stock of the Sub-Adviser’s publicly traded parent company.
Base compensation
Generally, when portfolio managers receive base compensation from the Advisers, it is based on their individual seniority and their position within the firm.
Discretionary compensation
In addition to base compensation, the portfolio managers may receive discretionary year-end bonus compensation from the Advisers or its ultimate parent company. Subject to a minimum compensation threshold, a portion of year-end bonus may be paid in the form of shares of Class A Common Stock of the Sub-Adviser’s publicly traded parent company, which vests over time. Discretionary compensation may be based on individual seniority and contribution, and, if applicable, may include direct carried interest and/or profit participations with respect to funds in which the portfolio managers are involved and may also include similar incentive awards relating to the funds in the firm’s other investment groups.
Securities Ownership of Portfolio Managers
The following table shows the dollar range of equity securities in the Fund beneficially owned by each of the portfolio managers as of December 31, 2023.
Name	Aggregate Dollar Range of Equity Securities in the Fund(1)
Mitch Goldstein	None
Greg Margolies	None
Michael Smith	None

(1)
Dollar ranges are as follows: None, $1 – $10,000, $10,001 – $50,000, $50,001 – $100,000, $100,001 – $500,000, $500,001 – $1,000,000 or Over $1,000,000.

PORTFOLIO TRANSACTIONS
The Advisers are responsible for decisions to buy and sell securities for the Fund, the selection of brokers and dealers to effect the transactions and the negotiation of prices and any brokerage commissions. With respect to Syndicated Loans and Subordinated Loans, the Fund generally will engage in privately negotiated transactions for purchase or sale in which the Adviser will negotiate on behalf of the Fund. Most of these transactions will be principal transactions at net prices for which the Fund will generally incur little or no brokerage costs. The Fund may be required to pay fees, or forgo a portion of interest and any fees payable to the Fund, to a lender selling assignment or participations to the Fund. The Advisers will determine the lenders from whom the Fund will purchase assignments and participations by considering their professional ability, level of service, relationship with the Borrower, financial condition, credit standards and quality of management. Affiliates of the Advisers may participate in the primary and secondary market for Syndicated Loans and Subordinated Loans. Because of certain limitations imposed by the 1940 Act, this may restrict the Fund’s ability to acquire some Syndicated Loans and Subordinated Loans. The Advisers do not believe that this will have a material effect on the Fund’s ability to acquire Syndicated Loans and Subordinated Loans consistent with its investment policies. Sales to dealers are effected at bid prices. The illiquidity of some Syndicated Loans, Subordinated Loans and, to a more limited extent, CLOs may restrict the ability of the Advisers to locate in a timely manner persons willing to purchase the Fund’s interests in Syndicated Loans, Subordinated Loans or CLOs at a fair price should the Fund desire to sell such interests.
With respect to other types of securities, the Fund may purchase certain money market instruments directly from an issuer, in which case no commissions or discounts are paid, may purchase securities in the over-the-counter market from an underwriter or dealer serving as market maker for the securities, in which case the price includes a fixed amount of compensation to the underwriter or dealer, and may purchase and sell listed securities on an exchange, which are effected through brokers who charge a commission for their services.
The Advisers are responsible for arranging for the execution of the Fund’s portfolio transactions and will do so in a manner deemed fair and reasonable to the Fund and in accordance with the Advisers’ conflicts policy. The primary consideration in all portfolio transactions is prompt execution of orders in an effective manner at the most favorable price. In selecting broker-dealers and in negotiating prices and any brokerage commissions on such transactions, the Advisers consider the firm’s reliability, integrity and financial condition and the firm’s execution capability, the size and breadth of the market for the security, the size of and difficulty in executing the order, and the best net price. There may be instances when, in the judgment of the Advisers, more than one firm can offer comparable execution services. A commission paid to such brokers may be higher than that which another qualified broker would have charged for effecting the same transaction, provided that the Advisers determine in good faith that such commission is reasonable in terms either of the transaction or the overall responsibility of the Advisers to the Fund and their other clients and that the total commissions paid by the Fund will be reasonable in relation to the benefits to the Fund over the long-term. The advisory fees that the Fund pays to the Advisers will not be reduced if the Advisers receive brokerage and research services. Commission rates for brokerage transactions on foreign stock exchanges are generally fixed.
For the fiscal years ended December 31, 2023, December 31, 2022, and December 31, 2021, the Fund paid $0, $0, and $0, respectively, in brokerage commissions.

PROXY VOTING POLICY AND PROXY VOTING RECORD
The Fund has delegated its proxy voting responsibility to CAM. The proxy voting policies and procedures of CAM are set forth below. The guidelines are reviewed periodically by CAM and the independent trustees and, accordingly, are subject to change.
It is the policy of the Fund to delegate the responsibility for voting proxies relating to portfolio securities held by the Fund to the Fund’s Adviser as a part of the Adviser’s general management of the Fund’s portfolio, subject to the continuing oversight of the Board. The Board has delegated such responsibility to the Adviser, and directs the Adviser to vote proxies relating to portfolio securities held by the Fund consistent with the duties and procedures set forth below. The Adviser may retain one or more vendors to review, monitor and recommend how to vote proxies in a manner consistent with the duties and procedures set forth below, to ensure that such proxies are voted on a timely basis and to provide reporting and/or record retention services in connection with proxy voting for the Fund.
The right to vote a proxy with respect to portfolio securities held by the Fund is an asset of the Fund. The Adviser, to which authority to vote on behalf of the Fund is delegated, acts as a fiduciary of the Fund and must vote proxies in a manner consistent with the best interest of the Fund and its shareholders. In discharging this fiduciary duty, the Adviser must maintain and adhere to its policies and procedures for addressing conflicts of interest and must vote proxies in a manner substantially consistent with its policies, procedures and guidelines, as presented to the Board.
The Fund shall file with the SEC an annual report of each proxy voted with respect to portfolio securities of the Fund during the twelve-month period ended June 30 on Form N-PX not later than August 31 of each year. The Fund’s most recent Form N-PX is available (1) without charge, upon request, by calling 1-877-855-3434, or (2) on the SEC’s website at http://www.sec.gov.

CONTROL PERSONS AND PRINCIPAL HOLDERS OF SECURITIES
To the knowledge of the Fund, as of March 31, 2024, the following persons owned of record or beneficially 5% or more of any class of Shares of the Fund, including any of the Fund’s outstanding preferred shares. A control person is any person who owns beneficially more than 25% of the voting securities or who is otherwise deemed to “control” the Fund. Such person may be able to determine or significantly influence the outcome of matters submitted to a vote of the Fund’s shareholders. As of March 31, 2024, the Fund did not know of any person or entity who “controlled” the Fund. Based on publicly filed documents as of March 31, 2024, to the Fund’s knowledge, no shareholder beneficially owns more than 25% of the outstanding shares of the Fund. As of March 31, 2024, the Trustees and officers of the Fund as a group beneficially owned less than 1% of the outstanding shares of each class of the Fund.
Class	Name & Address	Percentage of Class
Class A	Charles Schwab & Co., Inc Attn: Mutual Funds 211 Main Street San Francisco, CA 94105	58.09%*
Class A	LPL Financial (omnibus) 4707 Executive Drive San Diego, CA 92121	10.16%*
Class C	LPL Financial (omnibus) 4707 Executive Drive San Diego, CA 92121	5.27%*
Class I	Charles Schwab & Co., Inc Attn: Mutual Funds 211 Main Street San Francisco, CA 94105	38.68%*
Class I	Fidante Partners Limited as Trustee GPO Box 3698 Sydney NSW 2001, Australia	20.14%*
Class L	LPL Financial (omnibus) 4707 Executive Drive San Diego, CA 92121	6.92%*
Preferred Shares	Northwestern Mutual Life Insurance 720 E Wisconsin Avenue Milwaukee, WI 53202-4703	5.44%

*
Ownership indicated is record ownership

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
An independent registered public accounting firm for the Fund performs an annual audit of the Fund’s financial statements. The Board has engaged Ernst & Young LLP, located at 725 S. Figueroa Street, Los Angeles, CA 90017, to serve as the Fund’s independent registered public accounting firm.
LEGAL COUNSEL
The Board has engaged Willkie Farr & Gallagher LLP, located at 787 Seventh Avenue, New York, New York 10019 to serve as the Fund’s legal counsel.
Certain legal matters in connection with the Shares have been passed upon for the Fund by Dechert LLP, located at 1095 Avenue of the Americas, New York, New York 10036.
ADDITIONAL INFORMATION
A registration statement on Form N-2, including amendments thereto, relating to the Shares offered hereby, has been filed by the Fund with the SEC. The Prospectus and this Statement of Additional Information do not contain all of the information set forth in the registration statement, including any exhibits and schedules thereto. For further information with respect to the Fund and the Shares offered hereby, reference is made to the registration statement. A copy of the registration statement may be reviewed on the EDGAR database on the SEC’s website at http://www.sec.gov. Prospective investors can also request copies of these materials, upon payment of a duplicating fee, by electronic request at the SEC’s e-mail address (publicinfo@sec.gov).
Other Information Regarding the Plan of Distribution
Shares of the Fund will be continuously offered through ALPS Distributors, Inc., as the exclusive distributor. The Fund has authorized one or more intermediaries (e.g., brokers, investment advisers, etc., collectively “Intermediaries”) to receive orders on its behalf. Such Intermediaries are authorized to designate other Intermediaries to receive orders on the Fund’s behalf. The Fund will be deemed to have received an order when an authorized broker or, if applicable, a broker’s authorized designee, receives the order. The Shares will be offered based on the NAV per Share calculated each regular business day.

FINANCIAL STATEMENTS
The audited financial statements and related report of Ernst & Young LLP, independent registered public accounting firm, are herein incorporated by reference from the Fund’s annual report dated December 31, 2023. The Fund’s annual reports are available upon request, without charge, by calling the Fund toll free at 1-888-729-4266 or by visiting www.cioninvestments.com.

PART C: OTHER INFORMATION

Item 25. Financial Statements and Exhibits

(1)		Financial Statements:

Part A: Financial Highlights.

Part B: Incorporated by reference to the Fund’s annual report for the period ended December 31, 2023, filed electronically pursuant to Section 30(b)(2) of the Investment Company Act of 1940.

(2)		Exhibits:

	(a)	(1) Certificate of Trust dated June 21, 2016.(1)

(2) Declaration of Trust dated June 21, 2016.(1)

(3) Form of Amended and Restated Declaration of Trust dated December 22, 2017.(4)

(4) Supplement to the Amended and Restated Declaration of Trust dated July 30, 2021.(10)

(5) Supplement to the Amended and Restated Declaration of Trust dated January 6, 2022.(10)

(6) Supplement to the Amended and Restated Declaration of Trust dated June 1, 2023.(12)

	(b)	Bylaws dated October 5, 2016.(2)

	(c)	Not applicable.

	(d)	Form of Multiple Class Plan.(5)

	(e)	Form of Dividend Reinvestment Plan.(2)

	(f)	Not applicable.

	(g)	(1) Third Amended and Restated Investment Advisory Agreement between Registrant and CION Ares Management, LLC.(11)

(2) Form of Investment Sub-Advisory Agreement between Registrant, CION Ares Management, LLC and Ares Capital Management II LLC.(2)

	(h)	(1) Form of Distribution Agreement.(2)

(2) Form of Broker Dealer Selling Agreement.(8)

(3) Form of Wholesale Marketing Agreement.(2)

(4) Form of Dealer Manager Agreement.(2)

(5) Form of Distribution and Service Plan.(5)

	(i)	Not applicable.

(j)	Form of Master Custodian Agreement.(2)

(k)	(1) Agency Agreement.(2)

(2) Form of Administration Agreement between Registrant and CION Ares Management, LLC.(2)

(3) Form of Administration Agreement between Registrant and ALPS Fund Services, Inc.(8)

(4) Form of Trademark License Agreement between Registrant and CION Investment Group, LLC.(2)

(5) Form of Trademark License Agreement between Registrant and Ares Management LLC.(2)

(6) Form of Indemnification Agreement between the Registrant and the Trustees of the Registrant.(2)

(7) Form of Amended and Restated Expense Support and Conditional Reimbursement Agreement.(3)

(8) Form of Incentive Fee Waiver Agreement.(4)

(9) Form of Third Amended and Restated Expense Support and Conditional Reimbursement Agreement.(8)

(l)	Opinion and Consent of Dechert LLP.(11)

(m)	Not applicable.

(n)	Consent of Independent Registered Public Accounting Firm.(12)

(o)	Not applicable.

(p)	Form of Subscription Agreement.(2)

(q)	Not applicable.

(r)	(1) Code of Ethics of the Registrant.(2)

(2) Code of Ethics of CION Ares Management, LLC and Ares Capital Management II LLC.(2)

(3) Code of Ethics of ALPS Distributors, Inc.(2)

(s)	Not applicable.

(1)	Incorporated herein by reference to the corresponding exhibit of the Registrant’s initial Registration Statement on Form N-2 (File Nos. 333-212323; 811-23165), filed on June 30, 2016.

(2)	Incorporated herein by reference to the corresponding exhibit of Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-212323; 811-23165), filed on November 8, 2016.

(3)	Incorporated herein by reference to the corresponding exhibit of Post-Effective Amendment No. 5 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-212323; 811-23165), filed on July 10, 2017.

(4)	Incorporated herein by reference to the corresponding exhibit of Post-Effective Amendment No. 6 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-212323; 811-23165), filed on February 27, 2018.

(5)	Incorporated herein by reference to the corresponding exhibit of Post-Effective Amendment No. 9 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-212323; 811-23165), filed on November 1, 2018.

(6)	Incorporated herein by reference to the corresponding exhibit of Post-Effective Amendment No. 14 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-212323; 811-23165), filed on February 25, 2019.

(7)	Incorporated herein by reference to the corresponding exhibit of Post-Effective Amendment No. 16 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-212323; 811-23165), filed on August 30, 2019.

(8)	Incorporated herein by reference to the corresponding exhibit of Post-Effective Amendment No. 22 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-212323; 811-23165), filed on October 15, 2020.

(9)	Incorporated herein by reference to the corresponding exhibit of Post-Effective Amendment No. 23 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-212323; 811-23165), filed on April 30, 2021.

(10)	Incorporated herein by reference to the corresponding exhibit of Post-Effective Amendment No. 24 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-212323; 811-23165), filed on April 29, 2022.

(11)	Incorporated herein by reference to the corresponding exhibit of the Registrant’s Registration Statement on Form N-2 (File Nos. 333-271529; 811-23165), filed on April 28, 2023.

(12)	Filed herewith.

Item 26. Marketing Arrangements

Reference is made to the Form of the Distribution Agreement and Form of Wholesale Marketing Agreement included as Exhibits (h)(1) and (h)(3) hereto.

Item 27. Other Expenses of Issuance or Distribution

Not applicable.

Item 28. Persons Controlled by or Under Common Control with the Registrant

Each of CADEX Credit Financing, LLC, a Delaware limited liability company, CADC Blocker Corp., a Delaware corporation, CADC Apex SPV, LLC, a Delaware limited liability company, and CADEX GG Holdings LLC, a Delaware limited liability company, is a wholly-owned subsidiary of the Registrant and may be considered to be controlled by the Registrant at the time of this filing.

Item 29. Number of Holders of Securities

As of March 31, 2024:

Title of Class	Number of Record Holders
Shares of Beneficial Ownership for Class A	568
Shares of Beneficial Ownership for Class C	2,073
Shares of Beneficial Ownership for Class I	16,599
Shares of Beneficial Ownership for Class L	191
Shares of Beneficial Ownership for Class U	4,234
Shares of Beneficial Ownership for Class U-2	624
Shares of Beneficial Ownership for Class W	323
Preferred Shares	99

Item 30. Indemnification

Reference is made to Article V of Registrant’s Amended and Restated Declaration of Trust filed as Exhibit (2)(a)(3) to this Registration Statement.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to the trustees, officers and controlling persons of Registrant pursuant to the foregoing provisions or otherwise, Registrant has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by the trustees, officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by the trustees, officer or controlling person, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 31. Business and Other Connections of Investment Adviser

CAM serves as the investment adviser to the Registrant. CAM is engaged in the investment advisory business. Ares Capital Management II LLC (“Ares Capital”) serves as the investment sub-adviser to the Registrant. Ares Capital is engaged in the investment advisory business. For information as to the business, profession, vocation or employment of a substantial nature in which CAM, Ares Capital and each of their executive officers and directors is or has been, during the last two fiscal years, engaged for his or her own account or in the capacity of director, officer, employee, partner or trustee, reference is made to the information set forth in CAM’s Form ADV (File No. 801-108788) and Ares Capital’s Form ADV (File No. 801-72399), each as filed with the SEC and incorporated herein by reference.

Item 32. Location of Accounts and Records

Omitted pursuant to the instruction to Item 32 of Form N-2.

Item 33. Management Services

Not applicable.

Item 34. Undertakings

1.	Not applicable.

2.	Not applicable.

3.	Registrant undertakes:

a)	to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

	1.	to include any prospectus required by Section 10(a)(3) of the Securities Act;

2.	to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

	3.	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

b)	that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

c)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

d)	that, for the purpose of determining liability under the Securities Act to any purchaser:

	1.	Not applicable;

	2.	if the Registrant is subject to Rule 430C [17 CFR 230.430C]: each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or prospectuses filed in reliance on Rule 430A under the Securities Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

e)	that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

	1.	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;

	2.	free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

	3.	the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act [17 CFR 230.482] relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

4.	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

4.	The Registrant undertakes that:

	a)	Not applicable; and

	b)	for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

5.	Not Applicable.

6.	Not Applicable.

7.	The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any prospectus or Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that this post-effective amendment to the Registration Statement meets all of the requirements for effectiveness under Rule 486(b) under the Securities Act of 1933 and has duly caused this post-effective amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and State of New York, on the 26th day of April, 2024.

CION ARES DIVERSIFIED CREDIT FUND (A Delaware statutory trust)

By:	/s/ Michael A. Reisner
Michael A. Reisner
Co-President and Co-Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this post-effective amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ David A. Sachs	Trustee	April 26, 2024
David A. Sachs

/s/ Scott Lem	Chief Financial Officer	April 26, 2024
Scott Lem

/s/ Jeffrey Perlowitz	Trustee	April 26, 2024
Jeffrey Perlowitz

/s/ Elaine Orr	Trustee	April 26, 2024
Elaine Orr

/s/ John Joseph Shaw	Trustee	April 26, 2024
John Joseph Shaw

/s/ Bruce H. Spector	Trustee	April 26, 2024
Bruce H. Spector

/s/ Mark R. Yosowitz	Trustee	April 26, 2024
Mark R. Yosowitz

/s/ Mark Gatto	Co-President, Co-Chief Executive Officer and Trustee	April 26, 2024
Mark Gatto

/s/ Mitch Goldstein	Trustee	April 26, 2024
Mitch Goldstein

/s/ Michael A. Reisner	Co-President, Co-Chief Executive Officer and Trustee	April 26, 2024
Michael A. Reisner

EXHIBIT INDEX

Exhibit Number	Description
(a)(6)	Supplement to the Amended and Restated Declaration of Trust dated June 1, 2023
(n)	Consent of Independent Registered Public Accounting Firm

101.INS XBRL	Instance Document -- the instance document does not appear on the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document